3/11

08002267

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Bankers Petroleum Ltd.

*CURRENT ADDRESS Suite 400, 906 - 12 Avenue SW
Calgary, Alberta, Canada T2R 1K7

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35169 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

BEST AVAILABLE COPY

OICF/BY: [signature]

DAT : 5/1/08

Bankers Petroleum Announces Joint Broker for AIM (AIM notification), filed April 23, 2008

**Wed Apr 23, 2008**

## Bankers Petroleum Announces Joint Broker For Aim

Bankers Petroleum Ltd. (the "Company") announces the appointment of Tristone Capital Limited as Broker to the Company with immediate effect. Tristone will work jointly with the Company's existing Nominated Adviser and Broker, Canaccord Adams Limited, and will provide additional market strength for the Company's AIM listing in London, England.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on developing large oil and gas reserves. In Albania, Bankers operates and has the full rights to develop the Patos-Marinza heavy oil field and has a 50% interest in the Kucova oil field. It also holds an average 50% interest in the Tishomingo gas field in Oklahoma and varied interests in three other areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

***For further information, contact:***

Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM JOINT NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

Tristone Capital Ltd.
Nick Morgan
+44 20 7355 5800

Notice of the meeting and record date, filed April 18, 2008

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 18/04/2008

To: All Canadian Securities Regulatory Authorities

**Subject: BANKERS PETROLEUM LTD**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Annual General and Special Meeting |
| Record Date for Notice of Meeting : | 23/05/2008 |
| Record Date for Voting (if applicable) : | 23/05/2008 |
| Meeting Date : | 27/06/2008 |
| Meeting Location (if available) : | Calgary AB |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON SHARES | 066286105 | CA0662861057 |

Sincerely,

**Computershare Trust Company of Canada /**
**Computershare Investor Services Inc.**

Agent for BANKERS PETROLEUM LTD

RECEIVED
2008 MAY -1 A 7:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Directors Shareholding (AIM notification), filed April 14, 2008

**Mon Apr 14, 2008**
## Directors Shareholding

Bankers Petroleum Ltd. (the "Company") Director Shareholding

The Company announces that on 11th April 2008 it was notified that the following member of Bankers' Board swapped the following shares:

| Director | Shares Swapped | Transaction Date | Transfer Price | From | To |
|---|---|---|---|---|---|
| Robert Cross Chairman | 2,930,326 | Jan 31/08 | CDN$0.90 | Robert Cross (CIBC Wood G) | Paloduro Investments Inc. (CIBC Wood G) |
| Robert Cross Chairman | 1,925,000 | Jan 31/08 | CDN$0.90 | Robert Cross (Canaccord) | Paloduro Investments Inc. (Canaccord) |
| Robert Cross Chairman | 9,375,000 | April 10/08 | CDN$1.60 | Carolyn Cross (personal investment) | Paloduro Investments Inc. |

| Total Number of Common Shares After Transaction | |
|---|---|
| Robert Cross | 10,882,174 |
| Paloduro | 14,230,326 |
| Investments Inc | |
| Carolyn Cross | 561,000 |

NB: Robert Cross is the sole officer and director of Paloduro Investments Inc.

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681
Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

Directors Shareholding (AIM notification), filed April 11, 2008

**Fri Apr 11, 2008**

## Directors Shareholding

| Director | Options Exercised | Exercise Price | Sale Price | Total Number of Common Shares After Transaction |
|---|---|---|---|---|
| Suneel Gupta VP, Business Development | 50,000<br>50,000 | CDN$0.22<br>CDN$0.22 | CDN$1.66<br>CDN$1.67 - | |

The Company announces that on 11th April 2008 it was notified that the following member of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Eric Brown | 15,000 | CDN$1.61 | 28,500 |
| Director | | | |

***For further information, contact:***

Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

Directors Shareholding (AIM notification), filed April 10, 2008

**Thu Apr 10, 2008**
## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")
Director Shareholding

The Company announces that on 9th and 10th April 2008 it was notified that the following member of Bankers' Board and officers exercised the following options:

| Director | Options Exercised | Exercise Price | Sale Price | Total Number of Common Shares After Transaction |
|---|---|---|---|---|
| Eric Brown<br>Director | 66,667<br>33,333 | CDN$0.52<br>CDN$0.64 | CDN$1.67 | 13,500 |
| Jonathan Harris<br>Director | 100,000 | CDN$0.22 | n/a | 100,000 |
| Richard Wadsworth<br>President | 50,000 | CDN$0.22 | CDN$1.63 | 30,000 |

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

Directors Shareholding (AIM notification), filed April 8, 2008

**Tue Apr 8, 2008**

## Director Shareholding

AIM: BNK
Bankers Petroleum Ltd. (the "Company")

The Company announces that on 7th April 2008 it was notified that the following member of Bankers' Board bought the following shares:

| Director | Shares Bought | Bought | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Eric Brown Director | 13,500 | $1.80 | 13,500 |

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

Directors Shareholding (AIM notification), filed April 7, 2008

**Mon Apr 7, 2008**

## Director Shareholding

The following replaces the Director Shareholding announcement released on 04 April 2008 at 07.00am under regulatory announcement number PRNUK-0304. The number of options granted to Abdel F. Badwi, Douglas C. Urch and Ian McMurtrie was incorrectly stated in the original announcement.

The full amended release appears below.

---

Bankers Petroleum Ltd. (the "Company")
Director Shareholding

CALGARY, April 3 /CNW/ - The Company announces that on 1st of April 2008 the Company granted the following options, all of which are exercisable into common shares of the Company at a price of CDN$1.66, to Directors and Executives of the Company:

| Director | Options Granted |
|---|---|
| Abdel F. (Abby) Badwi<br>Chief Executive Officer | 3,700,000 |
| Richard Wadsworth<br>President | 200,000 |
| Douglas C. Urch<br>VP, Finance & Chief Financial Officer | 500,000 |
| Ian McMurtrie<br>VP, Exploration | 500,000 |
| Bob Petryk<br>VP & General Director, Albania | 125,000 |
| Suneel Gupta<br>VP, Business Development | 125,000 |
| Eugene Christensen<br>VP, Development | 125,000 |
| Susan Soprovich<br>VP, Investor Relations | 75,000 |

The options expire on April 2, 2013, with all of the options subject to vesting periods. As at April 2, 2008 the Company has 519,998,346 Issued & Outstanding common shares.

***For further information, contact:***

Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Henry Fitzgerald-O'Connor
+44 20 7050 6500

RECEIVED
2008 MAY -1 A 7:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Directors Shareholding (AIM notification), filed April 3, 2008

**Thu Apr 3, 2008**

## Director Shareholding

The Company announces that on 1st of April 2008 the Company granted the following options, all of which are exercisable into common shares of the Company at a price of CDN$1.66, to Directors and Executives of the Company:

| Director | Options Granted |
|---|---|
| Abdel F. (Abby) Badwi<br>Chief Executive Officer | 4,000,000 |
| Richard Wadsworth<br>President | 200,000 |
| Douglas C. Urch<br>VP, Finance & Chief Financial Officer | 350,000 |
| Ian McMurtrie<br>VP, Exploration | 350,000 |
| Bob Petryk<br>VP & General Director, Albania | 125,000 |
| Suneel Gupta<br>VP, Business Development | 125,000 |
| Eugene Christensen<br>VP, Development | 125,000 |
| Susan Soprovich<br>VP, Investor Relations | 75,000 |

The options expire on April 2, 2013, with all of the options subject to vesting periods. As at April 2, 2008 the Company has 519,998,346 Issued & Outstanding common shares

***For further information, contact:***

Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

Form 52-109F1 – Certification of Annual Filings – CEO, filed April 3, 2008

## Annual Certificate

## *Form 52-109F1 – Certification of Annual Filings*

I, **Abdel F. (Abby) Badwi**, the Chief Executive Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2008

*"Abdel F. (Abby) Badwi"*

Abdel F. (Abby) Badwi
Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings – CFO, filed April 3, 2008

# Annual Certificate

## *Form 52-109F1 – Certification of Annual Filings*

I, **Douglas C. Urch**, the VP, Finance and Chief Financial Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2008

*"Douglas C. Urch"*

Douglas C. Urch
VP, Finance & Chief Financial Officer

Audited annual financial statements for the years ended December 31, 2007 and 2006,
filed March 28, 2008

## Management's report



The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year end. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, RPS Petroleum Engineering Inc. and MHA Petroleum Consultants, Inc., to conduct independent evaluations of the Company's oil and gas reserves. The independent external auditors, KPMG LLP, have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of six independent and one non-independent directors, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, and recommend their approval to the Board of Directors.

| | |
|---|---|
| Abdel F. (Abby) Badwi | Douglas C. Urch |
| Chief Executive Officer | VP, Finance & Chief Financial Officer |

March 28, 2008

## Auditor's report to shareholders

To the Shareholders of Bankers Petroleum Ltd.:

We have audited the consolidated balance sheets of Bankers Petroleum Ltd. as at December 31, 2007 and 2006, and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 , and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Alberta

March 28, 2008

Bankers Petroleum Ltd.

# consolidated balance sheets

as at December 31

*(Expressed in thousands of U.S. dollars)*

| ASSETS | | 2007 | | 2006 |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and cash equivalents | $ | 3,560 | $ | 6,329 |
| Investments (Note 4) | | 1,120 | | — |
| Accounts receivable | | 21,128 | | 7,214 |
| Crude oil inventory | | 985 | | 713 |
| Deposits and prepaid expenses | | 1,601 | | 1,121 |
| | | 28,394 | | 15,377 |
| **Property, plant and equipment (Note 5)** | | 175,901 | | 122,653 |
| | $ | 204,295 | $ | 138,030 |
| LIABILITIES | | | | |
| **Current liabilities** | | | | |
| Operating loan (Note 6) | $ | 15,805 | $ | 4,772 |
| Accounts payable and accrued liabilities | | 18,444 | | 11,369 |
| Current portion of term loan (Note 6) | | 3,750 | | 125 |
| | | 37,999 | | 16,266 |
| **Term loan (Note 6)** | | 11,250 | | 1,875 |
| **Asset retirement obligations (Note 7)** | | 2,610 | | 1,593 |
| **Future income tax liability (Note 11)** | | 13,400 | | 3,126 |
| SHAREHOLDERS' EQUITY | | | | |
| Share capital (Note 8) | | 136,513 | | 116,696 |
| Warrants (Note 8) | | 2,539 | | — |
| Contributed surplus (Note 8) | | 8,308 | | 4,456 |
| Deficit | | (8,324) | | (5,982) |
| | | 139,036 | | 115,170 |
| | $ | 204,295 | $ | 138,030 |

**Commitments (Note 12)**

**Subsequent events (Note 15)**

*See accompanying notes to consolidated financial statements.*

APPROVED BY THE BOARD

Robert Cross, Director

Victor Redekop, Director

Bankers Petroleum Ltd.

# consolidated statement of operations and deficit

for the year ended December 31

*(Expressed in thousands of U.S. dollars, except per share amounts)*

| | | 2007 | | 2006 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Oil and gas revenue | $ | 62,105 | $ | 31,586 |
| Royalties | | (7,251) | | (3,743) |
| Interest | | 574 | | 569 |
| | | 55,428 | | 28,412 |
| **Expenses** | | | | |
| Operating | | 18,189 | | 12,481 |
| Sales and transportation | | 4,182 | | 2,251 |
| General and administrative | | 8,311 | | 5,664 |
| Interest and bank charges | | 666 | | 96 |
| Interest on term loan | | 1,244 | | 68 |
| Foreign exchange gain | | (1,300) | | (660) |
| Write down of investments (Note 4) | | 3,430 | | — |
| Stock-based compensation (Note 8) | | 3,405 | | 2,327 |
| Depletion, depreciation and accretion | | 9,369 | | 4,902 |
| | | 47,496 | | 27,129 |
| **Earnings before income taxes** | | 7,932 | | 1,283 |
| Future income tax expense (Note 11) | | (10,274) | | (2,844) |
| **Net loss for the year** | | (2,342) | | (1,561) |
| Deficit, beginning of year | | (5,982) | | (4,421) |
| **Deficit, end of year** | $ | (8,324) | $ | (5,982) |
| **Basic and diluted loss per share** | $ | (0.005) | $ | (0.004) |

*See accompanying notes to consolidated financial statements.*

Bankers Petroleum Ltd.

# consolidated statement of cash flows

for the year ended December 31

*(Expressed in thousands of U.S. dollars)*

| | 2007 | 2006 |
|---|---|---|
| **Cash provided by (used in)** | | |
| **Operating activities** | | |
| Net loss for the year | $ (2,342) | $ (1,561) |
| Items not involving cash: | | |
| Depletion, depreciation and accretion | 9,369 | 4,902 |
| Future income tax expense | 10,274 | 2,844 |
| Write down of investments | 3,430 | — |
| Stock-based compensation (Note 8) | 3,405 | 2,327 |
| | 24,136 | 8,512 |
| Change in non-cash working capital (Note 13) | (6,480) | (338) |
| | 17,656 | 8,174 |
| **Investing activities** | | |
| Additions to property, plant and equipment | (80,703) | (67,727) |
| Proceeds from sale of property, plant and equipment (Note 4) | 15,000 | — |
| Change in non-cash working capital (Note 13) | (1,111) | 2,090 |
| | (66,814) | (65,637) |
| **Financing activities** | | |
| Issue of common shares and warrants, net of share issue costs (Note 8) | 22,356 | 43,491 |
| Operating loan (Note 6) | 11,033 | 4,772 |
| Term loan (Note 6) | 13,000 | 2,000 |
| | 46,389 | 50,263 |
| **Decrease in cash and cash equivalents** | (2,769) | (7,200) |
| Cash and cash equivalents, beginning of year | 6,329 | 13,529 |
| **Cash and cash equivalents, end of year (Note 13)** | $ 3,560 | $ 6,329 |

*See accompanying notes to consolidated financial statements*

## 1. NATURE OF OPERATIONS

Bankers Petroleum Ltd. (the "Company") is engaged in the exploration for and development and production of oil and natural gas in Albania and the United States. The Company is listed on the Toronto Stock Exchange and the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol BNK.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a petroleum agreement (the "Petroleum Agreement") with Albpetrol Sh.A ("Albpetrol"), the state owned oil company, under Albpetrol's existing license with the Albanian National Agency for Natural Resources ("AKBN"). The license has a 25 year term with an option to extend at the Company's election for further five year increments.

In the United States, the Company is engaged in exploration for oil and natural gas in Texas, Oklahoma, Mississippi, Alabama and New York.

## 2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies are outlined below:

### (a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries: Bankers Petroleum Albania Ltd. ("BPAL") (formerly Bankers International Energy Ltd.) and Bankers Petroleum (U.S.) Inc.

### (b) Financial instruments - recognition and measurement

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments — recognition and measurement and financial instruments — presentation and disclosures.

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable is classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The accounts payable and accrued liabilities are classified as other financial liabilities and the fair value approximates their carrying value due to the short-term nature of these instruments. The operating loan and term loan are classified as other financial liabilities and their fair value approximates their carrying value as they bear interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investments in the equity of Palo Duro Energy Inc. and Tyner Resources Ltd. as available-for-sale.

The Company has elected to expense transaction costs as incurred.

(c) Foreign currency translation

Transactions denominated in foreign currencies are translated into United States dollar equivalents at exchange rates approximating those in effect at the transaction dates. Foreign currency denominated monetary assets and liabilities are translated at the year end exchange rate. Gains and losses arising from foreign currency translation are recognized in the statement of operations and deficit.

(d) Use of estimates

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation, asset retirement obligations, future income taxes, and amounts used for asset impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop these reserves.

(e) Revenue recognition

Revenue associated with the sales of the Company's oil and gas is recognized in income when title and risk pass to the buyer, collection is reasonably assured and the price is determinable.

(f) Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(g) Per share amounts

Basic earnings (loss) per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

(h) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(i) Crude oil inventory

Crude oil inventory is valued at the lower of average cost of production and net realizable value.

## (j) Property, plant and equipment

### *Capitalized Costs*

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

### *Depletion and Depreciation*

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

### *Ceiling Test*

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the recognition and measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre.

### *Asset Retirement Obligations*

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment in the period in which the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual abandonment expenditures incurred are charged against the accumulated obligation.

### (k) Stock-based compensation

Compensation costs attributable to all stock options granted to employees and directors are measured at fair value at the date of grant using the Black Scholes option pricing model and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

### (l) Comparative Figures

Certain prior year figures have been re-classified to conform to the current year's presentation.

## 3. NEW ACCOUNTING STANDARDS

Two new Canadian accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008, regarding financial instruments, as well as capital and how it is managed. Effective January 1, 2008, the Company will also be required to adopt a new Canadian accounting standard on inventories which establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.

Management is in the process of evaluating the effects these standards will have on the Company.

## 4. INVESTMENTS

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Marketable securities | $ | 1,120 | $ | — |

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly-owned U.S. subsidiary of a Canadian public company. This transaction was satisfied by a payment of $15,000 in cash and the issuance of 15,152,142 units of Palo Duro Energy Inc. valued at $4,500. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009.

As at December 31, 2007, the Company has not sold any of the shares and the quoted market value of the investments at that date was $1,073. Accordingly, the investment was written down to its market value. In addition, the Company also holds 400,000 shares of Tyner Resources Ltd., a Canadian public company with a market value of $47 as at December 31, 2007.

## 5. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at December 31:

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | Cost | Accumulated Depletion and Depreciation | **Net Book Value** | Net Book Value |
| Oil and gas properties | | | | |
| Albania | $ 107,274 | $ 15,009 | $ **92,265** | $ 55,084 |
| United States | 82,064 | 407 | **81,657** | 66,520 |
| Equipment, furniture and fixtures | 2,658 | 679 | **1,979** | 1,049 |
| | $ 191,996 | $ 16,095 | $ **175,901** | $ 122,653 |

The depletion expense calculation for the year ended December 31, 2007 for the United States cost centre excludes $9,849 (2006 - $66,520) relating to unproved properties.

The Company capitalized general and administrative expenses and stock-based compensation of $3,020 (2006 - $1,249) in Albania and the United States that were directly related to exploration and development activities.

Depletion for the year ended December 31, 2007, included $206,000 and $15,000 (2006 - $137,000 and nil) for estimated future development costs associated with proved undeveloped reserves in Albania and the United States, respectively.

The Company's ceiling test calculations for the Albania and United States cost centres, performed at December 31, 2007, resulted in no impairment loss. The future prices used by the Company in estimating cash flows were based on forecasts by independent reserves evaluators, adjusted for the Company's quality, transportation and contract differentials. The following table summarizes the benchmark prices used in the calculation:

| | **Oil Price (US$/barrel)*** | |
|---|---|---|
| Year | Albania | United States |
| 2008 | 86.00 | 89.61 |
| 2009 | 82.00 | 86.01 |
| 2010 | 80.00 | 84.65 |
| 2011 | 78.00 | 82.77 |
| 2012 | 77.00 | 82.26 |
| Average annual increase, thereafter | 2% | 2% |

* Reference pricing is to Brent oil for Albania and West Texas Intermediate for the United States.

Bankers has no capital expenditure commitments for the Patos Marinza oilfield under the Petroleum Agreement. The Petroleum Agreement stipulates that the Company submit to AKBN annually a work program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished, the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

## 6. TERM AND OPERATING LOAN FACILITY

The Company has established credit facilities with a European financial institution based in Albania. The term and operating loan facility is comprised of a $16,000 operating loan and a $15,000 five-year term loan. The facility is secured by all of the assets of BPAL, assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of BPAL and a guarantee by the Company. The credit facilities are subject to certain covenants requiring the maintenance of certain financial ratios, all of which were met as at December 31, 2007.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at December 31, 2007, $15,805 (2006 - $4,772) of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at December 31, 2007, the entire term loan was drawn down. Of the amount outstanding, $3,750 was classified as a current liability and $11,250 as long-term debt.

Principal repayments of the term loan over the next four years are as follows:

| | | |
|---|---|---|
| 2008 | $ | 3,750 |
| 2009 | | 3,750 |
| 2010 | | 3,750 |
| 2011 | | 3,750 |
| | $ | 15,000 |

## 7. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $15,058 (2006 - $9,780). These obligations will be settled at the end of the Company's 25-year license of which 23 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $2,177 as at December 31, 2007.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations is $667 (2006 - $550). These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433 as at December 31, 2007.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 846 |
| Accretion | | 171 |
| Asset retirement obligations, December 31, 2007 | $ | 2,610 |

## 8. SHAREHOLDERS' EQUITY

### (a) Share capital and contributed surplus

*Authorized*

Unlimited number of common shares with no par value.

*Issued*

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Private placement | 50,000,000 | | 43,200 | | — |
| Purchase of oil and gas properties | 25,971,715 | | 20,000 | | — |
| Exercise of compensation options | 784,636 | | 381 | | — |
| Exercise of warrants | 7,323,750 | | 2,608 | | — |
| Share issuance costs | — | | (2,698) | | — |
| Stock-based compensation | — | | — | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Prospectus offering | 36,042,858 | | 19,227 | | — |
| Private placement | 4,400,000 | | 1,703 | | — |
| Share issuance costs | — | | (1,113) | | — |
| Stock-based compensation | — | | — | | 3,852 |
| Balance, December 31, 2007 | 452,509,492 | $ | 136,513 | $ | 8,308 |

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CAD$0.70 per unit on a bought-deal basis, resulting in net proceeds of $20,128 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant.
The Company determined the fair value of warrants as CAD$0.15 per warrant using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.90 for a period of five years.

The weighted average number of common shares used in the calculation of basic and diluted earnings (loss) per share was 442,849,962 in 2007 (2006 - 388,782,758). In computing diluted earnings (loss) per share for the year ended December 31, 2007, no common shares were added to the basic weighted average number of common shares outstanding (2006 - nil) for the dilutive effect of stock options and warrants.

In November 2007, the Company, issued an aggregate of 4,400,000 units at a price of CAD$0.50 per unit, pursuant to a private placement resulting in net proceeds of $2,228 after share issue expenses. Each unit consists of one common share and one non-transferable share purchase warrant. The Company determined the fair value of warrants as CAD$0.12 per warrant using the Black-Scholes option pricing model. As a result, $538 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$1.00 until November 15, 2010.

(b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | Amount | Weighted Average Exercise Price (CAD$) |
|---|---|---|---|
| Balance, December 31, 2005 | 23,554,705 | $ — | 0.76 |
| Exercise of compensation options | 392,318 | — | 0.95 |
| Exercised | (7,323,750) | — | 0.40 |
| Expired | (721,250) | — | 0.40 |
| Balance, December 31, 2006 | 15,902,023 | — | 0.95 |
| Prospectus offering | 18,021,429 | 2,307 | 0.90 |
| Private placement | 4,400,000 | 538 | 1.00 |
| Issue costs | — | (306) | — |
| Balance, December 31, 2007 | 38,323,452 | $ 2,539 | 0.93 |

The following table summarizes warrants outstanding and exercisable warrants at December 31, 2007.

| Number of Warrants Outstanding | Number of Warrants Exercisable | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|
| 15,902,023 | 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | 18,021,429 | January 14, 2012 | 0.90 |
| 4,400,000 | — | November 15, 2010 | 1.00 |
| 38,323,452 | 33,923,452 | | |

(c) Stock options

The Company has established a "rolling" Stock Option Plan. The number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued and outstanding shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant.

A summary of the changes in stock options is presented as follows:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2005 | 14,605,000 | 0.70 |
| Granted | 9,075,000 | 0.95 |
| Cancelled | (150,000) | 1.03 |
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Granted | 14,585,000 | 0.59 |
| Cancelled | (960,000) | 0.91 |
| Balance, December 31, 2007 | 37,155,000 | 0.73 |

The following table summarizes the outstanding and exercisable options at December 31:

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| Exercise Price (CAD$) | Outstanding | Exercisable | Weighted Average Remaining Years to Expiry | Outstanding | Exercisable | Weighted Average Remaining Years to Expiry |
| 0.22 | 6,150,000 | 6,150,000 | 1.4 | 6,150,000 | 6,150,000 | 2.4 |
| 0.50 | 600,000 | 600,000 | 1.6 | 600,000 | 600,000 | 2.6 |
| 0.52 | 4,050,000 | 1,350,000 | 4.5 | — | — | — |
| 0.55 | 275,000 | 183,334 | 3.8 | 275,000 | 41,666 | 4.8 |
| 0.56 | 135,000 | 45,000 | 4.4 | — | — | — |
| 0.58 | 4,400,000 | — | 4.8 | — | — | — |
| 0.64 | 5,125,000 | 1,708,333 | 4.0 | — | — | — |
| 0.65 | 400,000 | 266,666 | 3.7 | 400,000 | 133,333 | 4.7 |
| 0.70 | 300,000 | 100,000 | 4.1 | — | — | — |
| 0.75 | 1,500,000 | 1,000,000 | 3.7 | 1,750,000 | 458,333 | 4.7 |
| 0.80 | 2,480,000 | 2,480,000 | 2.1 | 2,480,000 | 1,653,333 | 3.1 |
| 0.83 | 250,000 | 83,333 | 4.9 | — | — | — |
| 1.15 | 9,865,000 | 7,676,666 | 3.1 | 10,100,000 | 4,514,451 | 4.1 |
| 1.34 | 600,000 | 600,000 | 2.9 | 600,000 | 400,000 | 3.9 |
| 1.39 | 750,000 | 750,000 | 3.0 | 750,000 | 500,000 | 4.0 |
| 1.47 | 275,000 | 275,000 | 2.3 | 425,000 | 283,334 | 3.3 |
| | 37,155,000 | 23,268,332 | | 23,530,000 | 14,734,450 | |

(c) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense as $3,852 (2006 - $2,442) for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $3,405 (2006 - $2,327) was charged to earnings and $447 (2006 - $115) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 3.87% to 4.72% (2006 - 3.66% to 4.01%), a dividend yield of 0% (2006 - 0%), an expected volatility range of 59% to 67% (2006 - 54% to 67%) and expected lives of the stock options of five years (2006 - five) from the date of grant.

## 9. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| *Year ended December 31, 2007* | Albania | United States | Canada | Total |
|---|---|---|---|---|
| **Revenue** | | | | |
| Oil and gas revenue, net of royalties | $ 54,038 | $ 816 | $ — | $ 54,854 |
| Interest | 2 | 171 | 401 | 574 |
| | 54,040 | 987 | 401 | 55,428 |
| **Expenses** | | | | |
| Operating | 17,900 | 289 | — | 18,189 |
| Sales and transportation | 4,182 | — | — | 4,182 |
| General and administrative | 3,002 | 917 | 4,392 | 8,311 |
| Interest and bank charges | 666 | — | — | 666 |
| Interest on long-term debt | 1,244 | — | — | 1,244 |
| Foreign exchange gain | (305) | — | (995) | (1,300) |
| Write down of investments | — | 3,430 | — | 3,430 |
| Stock-based compensation | 864 | 523 | 2,018 | 3,405 |
| Depletion, depreciation and accretion | 8,803 | 466 | 100 | 9,369 |
| | 36,356 | 5,625 | 5,515 | 47,496 |
| Segment earnings (loss) | $ 17,684 | $ (4,638) | $ (5,114) | 7,932 |
| Future income tax expense | | | | (10,274) |
| Net loss for the year | | | | $ (2,342) |
| Assets, December 31, 2007 | $ 111,647 | $ 89,256 | $ 3,392 | $ 204,295 |
| Additions to property, plant and equipment | $ 45,507 | $ 34,893 | $ 303 | $ 80,703 |

During the year, the Albania segment had sales of $28,806 (2006 - $19,887) to the Albanian Refining and Marketing Organization, representing 47% (2006 - 63%) of net sales. The export sales to two Italian refineries were $32,483 (2006 - $11,699), representing 53% (2006 - 37%) of net sales.

The United States segment incurred all sales domestically.

| *Year ended December 31, 2006* | Albania | United States | Canada | Total |
| --- | --- | --- | --- | --- |
| **Revenue** | | | | |
| Oil and gas revenue, net of royalties | $ 27,843 | $ — | $ — | $ 27,843 |
| Interest | 14 | 31 | 524 | 569 |
| | 27,857 | 31 | 524 | 28,412 |
| **Expenses** | | | | |
| Operating | 12,481 | — | — | 12,481 |
| Sales and transportation | 2,251 | — | — | 2,251 |
| General and administrative | 2,165 | 580 | 2,919 | 5,664 |
| Interest and bank charges | 96 | — | — | 96 |
| Interest on long-term debt | 68 | — | — | 68 |
| Foreign exchange gain | — | — | (660) | (660) |
| Stock-based compensation | 575 | 123 | 1,629 | 2,327 |
| Depletion, depreciation and accretion | 4,838 | 20 | 44 | 4,902 |
| | 22,474 | 723 | 3,932 | 27,129 |
| Segment earnings (loss) | $ 5,383 | $ (692) | $ (3,408) | 1,283 |
| Future income tax expense | | | | (2,844) |
| Net loss for the year | | | | $ (1,561) |
| Assets, December 31, 2006 | $ 64,822 | $ 67,290 | $ 5,918 | $ 138,030 |
| Additions to property, plant and equipment | $ 37,480 | $ 30,166 | $ 81 | $ 67,727 |

## 10. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006, the Company incurred the following expenses with companies related by way of common directors and/or officers:

| | 2007 | 2006 |
| --- | --- | --- |
| Oil well servicing | $ 9,641 | $ 9,435 |
| Rent and office services | 59 | 56 |

The Company contracts for the provision of oil well servicing with an entity whose principal shareholder and officer is a director of the Company. In November 2007, the Company entered into a put option agreement with this entity (the "Optionee"). Under the agreement the Optionee at its sole discretion may require the Company to purchase certain assets from it at an independently appraised value but not less than $2,500. The put agreement expires on May 16, 2010.

The Company also paid for rent and office services to an entity related by way of common directors.

At December 31, 2007 and 2006, the following amounts payable to these entities were included in accounts payable and accrued liabilities. These balances bear no interest and have no fixed terms of repayment:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Oil well servicing | $ | 1,461 | $ | 878 |
| Rent and office services | | 5 | | — |

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 11. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Earnings before income taxes | $ | 7,932 | $ | 1,283 |
| Statutory tax rate | | 32.12% | | 32.50% |
| | | 2,548 | | 417 |
| Difference in tax rates between Albania and Canada | | 3,674 | | 1,459 |
| Non-deductible expenses | | 1,094 | | 757 |
| Other | | 1,662 | | 87 |
| Valuation allowance | | 1,296 | | 124 |
| Future income tax expense | $ | 10,274 | $ | 2,844 |

The significant components of the Company's future income tax assets and liabilities are as follows:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Future income tax assets: | | | | |
| Non-capital loss carry forwards | $ | 3,528 | $ | 2,761 |
| Unrealized capital loss | | 858 | | — |
| Share issue costs | | 904 | | 1,037 |
| Property, plant and equipment - United States and Canada | | 179 | | 21 |
| Less: valuation allowances | | (5,469) | | (3,819) |
| Future income tax assets | $ | — | $ | — |
| Future income tax liabilities: | | | | |
| Property, plant and equipment - Albania | $ | 13,400 | $ | 3,126 |
| Future income tax liability | $ | 13,400 | $ | 3,126 |

The Company has available for deduction against future Canadian taxable income non-capital losses of approximately $13,891. These losses, if not utilized, will expire commencing 2008.

There are no material timing differences in the United States.

The potential income tax benefits of these future income tax assets have been offset by a valuation allowance and have not been recorded in these financial statements.

Future income tax liabilities result from the temporary differences between the carrying value and tax values of its Albanian assets and liabilities.

## 12. COMMITMENTS

The Company leases office premises, of which the minimum lease payments for the next five years are:

| | Canada | Albania | United States | Total |
|---|---|---|---|---|
| 2008 | $ 174 | $ 214 | $ 74 | $ 462 |
| 2009 | 174 | 49 | 56 | 279 |
| 2010 | 174 | 38 | — | 212 |
| 2011 | 174 | — | — | 174 |
| 2012 | 7 | — | — | 7 |
| | $ 703 | $ 301 | $ 130 | $ 1,134 |

## 13. SUPPPLEMENTAL CASH FLOW INFORMATION

| | 2007 | 2006 |
|---|---|---|
| **Operating activities** | | |
| Decrease (increase) in current assets | | |
| Accounts receivable | $ (13,914) | $ (3,368) |
| Inventory | (272) | (378) |
| Deposits and prepaid expenses | (480) | (105) |
| Increase (decrease) in current liabilities | | |
| Accounts payable and accrued liabilities | 8,186 | 3,513 |
| | $ (6,480) | $ (338) |
| **Investing activities** | | |
| Increase (decrease) in current liabilities | | |
| Accounts payable and accrued liabilities | $ (1,111) | $ 2,090 |
| **Cash and cash equivalents** | | |
| Cash | $ 2,060 | $ 2,140 |
| Fixed income investments | 1,500 | 4,189 |
| | $ 3,560 | $ 6,329 |
| **Interest paid** | $ 1,237 | $ 68 |

## 14. FINANCIAL INSTRUMENTS

### Fair Value

The fair value of the Company's accounts receivable, operating loan and accounts payable and accrued liabilities approximate their carrying value due to the short term nature of these financial instruments. The fair value of the term loan approximates its carrying value as it bears interest at market rates.

### Foreign Exchange Risk

Certain of the Company's expenses are incurred in Canadian and Albanian currencies and are therefore subject to gains and losses due to fluctuations against United States dollar.

### Commodity Price Risk

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. Currently, no such instruments have been initiated.

### Interest Rate Risk

The Company is exposed to interest rate risk to the extent that its operating loan and term loan are at floating rates of interest.

### Credit Risk

The majority of the Company's accounts receivable is from purchasers of the Company's oil and gas production. The collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the purchasers.

## 15. SUBSEQUENT EVENTS

a) On January 31, 2008, the Company announced a 66,666,666 common share non-brokered private placement at a price of CAD$0.90 per share. The financing was completed by March 4, 2008, and resulted in net proceeds of approximately $58,200 million after a financial advisory fee of $1,300 million.

b) In March 2008, the Company received approval for a $20,000 increase to its existing credit facility with a European financial institution based in Albania as follows:

   i) A new $20,000 operating loan facility was provided with an interest rate of one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender.

   ii) The existing $16,000 operating loan was converted to a five-year term facility bearing an interest rate of LIBOR plus 4.65%. The facility has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period.

ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee), filed March 28, 2008

**FORM 13-502F1**
**CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE**

**Reporting Issuer Name:** Bankers Petroleum Ltd.

**Fiscal year end date used to calculate capitalization:** December 31, 2007

Market value of listed or quoted securities:

| | | |
|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | 452, 609,492 | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | 0.60 | |
| Market value of class or series | (i) X (ii) = | 271,565,695 |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) | | (B) |

Market value of other securities:

| | | |
|---|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined) | | (C) |
| (Repeat for each class or series of securities) | | (D) |
| **Capitalization**<br>(Add market value of all classes and series of securities) | (A) + (B) + (C) + (D) = | 271,565,695 |
| **Participation Fee**<br>(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) | | $14,700 |

**New reporting issuer's reduced participation fee**, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule) ______

RECEIVED
2008 MAY -1 A 7:19
FFICE OF INTERNATIONAL
CORPORATE FINANCE

News release (section 22 of NI 51-101), filed March 28, 2008

**Bankers PETROLEUM LTD.**
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS ACHIEVES SIGNIFICANT GAINS IN 2007; FILES 2007 ANNUAL DOCUMENTS

## *Production, Revenue, Net Operating Income and Funds from Operations Increased by 39%, 97%, 148% and 184%, Respectively*

**CALGARY, March 28, 2008 –** Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced that it has filed its 2007 annual disclosure documents with Canadian securities commissions.

Bankers achieved strong results and continued growth in 2007. Revenue increased 97% to $62.1 million compared to $31.6 million in 2006. Net operating income grew to $32.5 million in year from $13.1 million in 2006. Funds from operations were $24.1 million, compared to $8.5 million for the year ended December 31, 2006. Net loss for 2007 increased to $2.3 million largely due to the write down of the shares held in Palo Duro Energy Inc.

| **Results at a Glance** | **2007** | 2006 | 2005 |
|---|---|---|---|
| ***Financial** (US$000s, except as noted)* | | | |
| Oil and gas revenue | **62,105** | 31,586 | 13,709 |
| Net operating income | **32,483** | 13,111 | 3,921 |
| Net loss | **(2,342)** | (1,561) | (3,498) |
| Basic and diluted loss per share | **(0.005)** | (0.004) | (0.011) |
| Funds from (used in) operations | **24,136** | 8,512 | (171) |
| Additions to property, plant and equipment | **80,703** | 67,727 | 35,048 |
| Total assets | **204,295** | 138,030 | 56,846 |
| Bank loans | **30,805** | 6,772 | - |
| Other long-term liabilities | **16,010** | 4,719 | 282 |
| Shareholders' equity | **139,036** | 115,170 | 50,798 |
| ***Operating*** | | | |
| Albania – crude oil | | | |
| Average production (bopd) | **4,724** | 3,392 | 1,668 |

| | | | |
|---|---|---|---|
| Average price ($/barrel) | **35.54** | 25.51 | 22.52 |
| Netback ($/barrel) | **18.53** | 10.59 | 6.44 |
| U.S. – natural gas, natural gas liquids (NGL) and condensate[(1)] | | | |
| Average natural gas production (mcf/d) | **154** | - | - |
| Average condensate & NGL production (bopd) | **13** | - | - |
| Average natural gas price ($/mcf) | **5.73** | - | - |
| Average condensate & NGL price ($/barrel) | **69.67** | - | - |

[(1)] *U.S. production commenced in September 2007*

## 2007 Highlights:

Bankers accomplished several key achievements in both Albania and the United States in 2007 that advanced its plans to access additional reserves:

- In Albania, average production increased 39% to 4,724 bopd from 3,392 bopd in 2006. Exit production at year-end 2007 was 5,337 bopd as compared to 4,406 bopd in 2006.
- In the U.S., the Company began selling natural gas and liquids in September from two of its shale gas wells located in Oklahoma.
- Revenue increased to $62.1 million from $31.6 million a year ago, an increase of 97%.
- Net operating income improved 148% to $32.5 million from $13.1 million in 2006.
- The debt facility increased by $10.0 million to $31.0 million; total bank loans drawn at year-end were $30.8 million. The total facility was further increased to $51.0 million in early 2008.
- Two equity financings were closed in March and November, representing 36.0 million common shares on a bought deal basis and 4.4 million units (comprised of 4.4 million each of common shares and warrants) through a private placement. The net proceeds from these issuances were $22.4 million.

**Albania**

- Total export volume and production increased in 2007, representing 53% of production at an average price of $42.25 per barrel.
- Export to a second Italian refinery began in March, providing benefit from higher prices.
- The central treatment facilities were completed in October, increasing oil treatment capacity of the Company to approximately 8,000 bopd.
- Construction of a thermal steam pilot was completed; testing and steam injection commenced in November.

**United States**

- In Oklahoma, Bankers drilled its first wells in the Ardmore Basin with successful results. First natural gas production began in September from two wells drilled during 2007.
    - A production facility was completed to handle 3.5 MMcf/d gross production from the Oklahoma Tishomingo gasfield; facility capacity can be increased to 7.0 MMcf/d with the addition of a compressor.

- In Texas, the Company sold a 27% interest in the Palo Duro Basin to Palo Duro Energy Inc.; available proceeds were utilized to provide funds for the U.S. exploration program.

Banker's 2007 Financial Review contains the Company's audited consolidated financial statements and notes for the year-ended December 31, 2007, and related management's discussion and analysis. The 2007 Annual Information Form (AIF) contains information about Bankers' oil and gas activities and Company management and directors; disclosure and reports relating to reserves data and other oil and gas information according to National Instrument 51-101, Standards for Disclosure for Oil and Gas Activities, has been filed separately from the AIF. Bankers will file with securities commissions its 2007 Management Information Circular at a later date, providing governance and voting information for shareholders in advance of the Company's June 27, 2008, annual general and special meeting.

Copies of the documents are available on SEDAR at www.sedar.com and the Company's website at www.bankerspetroleum.com.

---------

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on developing large oil and gas reserves. In Albania, Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield and has a 50% interest in the Kucova oil field. It also holds an average 50% interest in the Tishomingo gas field in Oklahoma and varied interests in three other areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed March 28, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS ACHIEVES SIGNIFICANT GAINS IN 2007; FILES 2007 ANNUAL DOCUMENTS

## *Production, Revenue, Net Operating Income and Funds from Operations Increased by 39%, 97%, 148% and 184%, Respectively*

**CALGARY, March 28, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced that it has filed its 2007 annual disclosure documents with Canadian securities commissions.

Bankers achieved strong results and continued growth in 2007. Revenue increased 97% to $62.1 million compared to $31.6 million in 2006. Net operating income grew to $32.5 million in year from $13.1 million in 2006. Funds from operations were $24.1 million, compared to $8.5 million for the year ended December 31, 2006. Net loss for 2007 increased to $2.3 million largely due to the write down of the shares held in Palo Duro Energy Inc.

| **Results at a Glance** | **2007** | 2006 | 2005 |
|---|---|---|---|
| ***Financial** (US$000s, except as noted)* | | | |
| Oil and gas revenue | **62,105** | 31,586 | 13,709 |
| Net operating income | **32,483** | 13,111 | 3,921 |
| Net loss | **(2,342)** | (1,561) | (3,498) |
| Basic and diluted loss per share | **(0.005)** | (0.004) | (0.011) |
| Funds from (used in) operations | **24,136** | 8,512 | (171) |
| Additions to property, plant and equipment | **80,703** | 67,727 | 35,048 |
| Total assets | **204,295** | 138,030 | 56,846 |
| Bank loans | **30,805** | 6,772 | - |
| Other long-term liabilities | **16,010** | 4,719 | 282 |
| Shareholders' equity | **139,036** | 115,170 | 50,798 |
| | | | |
| ***Operating*** | | | |
| Albania – crude oil | | | |
| Average production (bopd) | **4,724** | 3,392 | 1,668 |

| | | | |
|---|---|---|---|
| Average price ($/barrel) | **35.54** | 25.51 | 22.52 |
| Netback ($/barrel) | **18.53** | 10.59 | 6.44 |
| U.S. – natural gas, natural gas liquids (NGL) and condensate(1) | | | |
| Average natural gas production (mcf/d) | **154** | - | - |
| Average condensate & NGL production (bopd) | **13** | - | - |
| Average natural gas price ($/mcf) | **5.73** | - | - |
| Average condensate & NGL price ($/barrel) | **69.67** | - | - |

(1) *U.S. production commenced in September 2007*

## 2007 Highlights:

Bankers accomplished several key achievements in both Albania and the United States in 2007 that advanced its plans to access additional reserves:

- In Albania, average production increased 39% to 4,724 bopd from 3,392 bopd in 2006. Exit production at year-end 2007 was 5,337 bopd as compared to 4,406 bopd in 2006.
- In the U.S., the Company began selling natural gas and liquids in September from two of its shale gas wells located in Oklahoma.
- Revenue increased to $62.1 million from $31.6 million a year ago, an increase of 97%.
- Net operating income improved 148% to $32.5 million from $13.1 million in 2006.
- The debt facility increased by $10.0 million to $31.0 million; total bank loans drawn at year-end were $30.8 million. The total facility was further increased to $51.0 million in early 2008.
- Two equity financings were closed in March and November, representing 36.0 million common shares on a bought deal basis and 4.4 million units (comprised of 4.4 million each of common shares and warrants) through a private placement. The net proceeds from these issuances were $22.4 million.

**Albania**

- Total export volume and production increased in 2007, representing 53% of production at an average price of $42.25 per barrel.
- Export to a second Italian refinery began in March, providing benefit from higher prices.
- The central treatment facilities were completed in October, increasing oil treatment capacity of the Company to approximately 8,000 bopd.
- Construction of a thermal steam pilot was completed; testing and steam injection commenced in November.

**United States**

- In Oklahoma, Bankers drilled its first wells in the Ardmore Basin with successful results. First natural gas production began in September from two wells drilled during 2007.
    - A production facility was completed to handle 3.5 MMcf/d gross production from the Oklahoma Tishomingo gasfield; facility capacity can be increased to 7.0 MMcf/d with the addition of a compressor.

- In Texas, the Company sold a 27% interest in the Palo Duro Basin to Palo Duro Energy Inc.; available proceeds were utilized to provide funds for the U.S. exploration program.

Banker's 2007 Financial Review contains the Company's audited consolidated financial statements and notes for the year-ended December 31, 2007, and related management's discussion and analysis. The 2007 Annual Information Form (AIF) contains information about Bankers' oil and gas activities and Company management and directors; disclosure and reports relating to reserves data and other oil and gas information according to National Instrument 51-101, Standards for Disclosure for Oil and Gas Activities, has been filed separately from the AIF. Bankers will file with securities commissions its 2007 Management Information Circular at a later date, providing governance and voting information for shareholders in advance of the Company's June 27, 2008, annual general and special meeting.

Copies of the documents are available on SEDAR at www.sedar.com and the Company's website at www.bankerspetroleum.com.

---------

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on developing large oil and gas reserves. In Albania, Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield and has a 50% interest in the Kucova oil field. It also holds an average 50% interest in the Tishomingo gas field in Oklahoma and varied interests in three other areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

RECEIVED

2008 MAY -1 A 7:19

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Material document (Amendment to Crude Oil Contract), filed March 28, 2008

Bankers
PETROLEUM ALBANIA LTD

Lagja "Kastriot", Rruga "Vasil Peçuke", Fier, Albania
Phone: +355 (0) 34 208 45 / 46 / 47 /48
Fax: +355 (0) 34 208 50

RECEIVED
2008 MAY -1 A 7:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Patos Marinza Crude Oil Contract
Amendment NO: PM-LC-036-04-03

Date: 06 February 2008 Prot. No: 0057/08

To: Albanian Refining and Marketing of Oil Sh.a ('ARMO')

Attn: Mr. Halim Dariu
General Direcor

**Contract Title:** Patos Marinza Crude Oil Contract ("Crude Oil Contract")

**Contract Number:** PM- LC-036-04 as amended by Contract Amendments PM-LC-036-04-01 and PM-LC-036-04-02

**Description of Amendment:** Crude Oil Quantity, Price and Payment Term Revisions

**Scope of Contract Amendment:**
Based on the Article 14 of the Crude Oil Contract, paragraph 2, the Seller, Bankers Petroleum Albania Ltd ("Bankers Albania"), and the Buyer, ARMO sha ('ARMO"), have agreed to amend this Contract as itemized below.

**Article 6. "Quantity"**

Article 6 shall be amended by adding the following paragraph to the end of the clause:

> In the calendar year 2008, Seller shall supply buyer with a quantity of crude oil not less than 160 thousand tons of crude oil produced from Seller's Patos Marinza production operations (not including that amount which is produced by seller and delivered to Albpetrol in satisfaction of obligations thereto).
>
> Seller shall provide a forecast schedule of deliveries to Buyer on or before February 1 of any calendar year or 15 days following the agreement to any annual amendment to the contract, whichever is later. Such schedule shall include Seller's best estimate of deliveries on a monthly basis, and such schedule shall be amended from time to time throughout the year to reflect actual deliveries and any new forecast required.

The remainder of Article 6 shall remain unchanged.

ARMO SH.A. TIRANE

Bankers
BANKERS PETROLEUM ALBANIA LTD.

Article 8. "Price"

Article 8 shall be amended by deleting subparagraphs (a) through (e) and inserting the following subparagraphs (a) through (d).

(a) The price ("Price") for Crude Oil delivered by Seller to Buyer will be determined in US Dollar ("US $")

(b) The Price payable in US Dollars by Buyer to Seller for Crude Oil delivered to Buyer shall be calculated as follows:

Price = [redacted]

* pricing information omitted

Where:

"Price"
means the price for Patos Marinza Crude Oil delivered at either Fier or Ballsh Refinery, expressed in US$ per barrel ex-tank the delivery point

"Brent Average"
means the arithmetic average of the mean of the Brent dated (DTD) quotations on each day in the calendar month in which the delivery of Crude Oil occurs, as published in Platt's – Crude Oil Marketwire under the heading "Spot Crude – Assessments", expressed in US $ per barrel

(c) In the event that Brent Average shall be greater than [redacted]* or less than [redacted]* the Buyer and Seller shall meet to determine whether or not an amendment to the Price calculation above is warranted, considering changes to the relative values of Brent crude oil and the products resulting from the refining of Patos Marinza Crude Oil. * pricing information omitted

(d) At the written request of either Party delivered on or before October 1 of any year, the Parties shall meet on or before November 30 to negotiate and seek to agree on a revised Price formula to apply for the following calendar year. The Price formula in effect shall prevail until a revised price formula is agreed.

The remaining paragraph of Article 8 shall remain unchanged.

Article 9. Invoicing/Payment Terms

The first paragraph of Article 9 shall be amended to read the following:

Payment by the Buyer to the Seller shall be made as per Seller's commercial invoice and shall be made in US Dollars in immediately available and secured funds to the Seller's nominated bank account or as specified in Seller's commercial invoice free of all charges and without offset or counterclaim. Payment shall be made by the Buyer to the Seller as per Seller's invoice for each quantity of Crude Oil Delivered, on the thirtieth (30th) day following receipt of invoice.

ARMO SH.A. TIRANE

A. Bankers Petroleum Ltd Company

Bankers

BANKERS PETROLEUM ALBANIA LTD.

The third paragraph of Article 9 shall be amended to read the following:

> In the event that payment is not made by the due date then Seller may exercise the right to charge interest on any overdue amounts. Interest will be charged at the rate of One Year LIBOR for US Dollars as quoted by the British Banking Association, plus three point five (3.5) percent. Interest will continue to be charged on all outstanding amounts incurred from January, 2008 forward until payment for invoiced amounts is received by Seller.
>
> In the event that payments are overdue for a period greater than 60 days, any commitment to deliver pursuant to Article 6 herein shall no longer be in effect. Seller shall have the right to stop shipments to the Buyer and may initiate proceedings to seek settlement through the High Court in Tirana.

The other parts of Article 9 remain unchanged.

**Effective Date**

The effective date of this amendment is January 1, 2008. All the other terms and conditions of Contract No: PM-LC-036-04 remain unchanged.

| For and on behalf of the Seller: | For and on Behalf of the Buyer: |
|---|---|
| Signature............ | Signature............ |
| Name............ | Name............ |
| Robert Petryk | Halim Dariu |
| General Director | General Director |

Bankers

BANKERS PETROLEUM ALBANIA LTD.

ARMO SH.A. TIRANË

Oil and gas annual disclosure filing (Forms 51-101 F1, F2 & F3), filed March 28, 2008

Bankers
PETROLEUM LTD

# FORM 51-101F1

# STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

For the Year Ended December 31, 2007

March 28, 2008

## TABLE OF CONTENTS

## GLOSSARY OF TERMS

**"Addendum"** means the Addendum to the Plan of Development for the Patos Marinza oilfield submitted by Bankers Albania to Albpetrol and the AKBN in March 2008;

**"AKBN"** means the National Agency for Natural Resources in Albania;

**"AIF"** refers to the Company's Annual Information Form filed on SEDAR;

**"AIM"** means the Alternative Investment Market of the London Stock Exchange;

**"AIT"** stands for 'After Income Taxes';

**"Albpetrol"** means Albpetrol Sh.A, an Albanian state-owned agency;

**"API"** is an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale;

**"ARMO"** means Armo Sh. A, the Albanian Refining and Marketing Organization;

**"Bankers"** means Bankers Petroleum Ltd.;

**"Bankers Albania"** means Bankers Petroleum Albania Ltd., formerly Bankers Petroleum International Ltd. and Saxon International Energy Ltd., a subsidiary of the Company;

**"Bankers US"** means Bankers Petroleum (US) Inc., a subsidiary of the Company;

**"BIT"** stands for 'Before Income Taxes';

**"Centillion"** means Centillion Industries Inc., a public company the shares of which trade on the NEX board of the TSX Venture Exchange;

**"Company"** means Bankers Petroleum Ltd.;

**"License Agreement"** refers to the agreement between AKBN and Albpetrol to which Bankers became a party;

**"MHA"** means MHA Petroleum Consultants, Inc., independent petroleum engineering consultants of Lakewood, CO, U.S.;

**"NI 51-101"** refers to National Instrument 51-101;

**"Petroleum Agreement"** refers to the agreement between Bankers and Albpetrol that governs the Company's ownership and production sharing terms in the Patos-Marinza heavy oilfield;

**"PoD"** means the Plan of Development for the Patos-Marinza oilfield;

**"RPS"** means RPS Energy Canada Ltd. (formerly APA Petroleum Engineering Inc.), independent petroleum engineering consultants of Calgary, Alberta;

**"TSX"** means TSX Inc., carrying on business as the Toronto Stock Exchange; and

**"Vintage"** means Vintage Petroleum LLC.

***Abbreviations***

| | |
|---|---|
| API | American Petroleum Institute |
| Bbl | Barrel |
| Bbls | Barrels |
| Bcfe | Billion cubic feet of gas equivalent |
| Boe | Barrels of oil equivalent (converted at 6 Mcf to 1 Boe) |
| Bopd | Barrels of oil per day |
| Mbbls | Thousand barrels |
| MMboe | Millions of barrels of oil equivalent |
| Mcf | Thousand cubic feet |
| MMcf | Million cubic feet |
| Mcf/d | Thousand cubic feet per day |
| Bcf | Billion cubic feet |
| Brent | Brent crude oil |

## PART 1: INTRODUCTION

The effective date of the information being provided in this statement is December 31, 2007. The preparation date of the information being provided in this statement is March 28, 2008. For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to NI 51-101.

### Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the net present values of future net revenue of Bankers Petroleum Ltd.'s wholly owned subsidiaries Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc. as evaluated by RPS and MHA, respectively. The Company's properties with assigned reserves are (1) the Patos Marinza field in Albania and (2) the Tishomingo Woodford shale gasfield in Oklahoma, U.S. RPS and MHA are independent qualified reserves evaluators appointed by the Company pursuant to NI 51-101. The majority of the Company's oil and gas properties with reserves are located in Albania and were independently evaluated by RPS. MHA evaluated the Oklahoma properties. Readers should note that totals in the following tables may not add due to rounding.

Albanian taxes throughout this evaluation are based on project cash flows, assuming no financing charges.

**The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company's reserves. There is no assurance that the forecast price and cost assumptions contained in either the RPS or MHA Report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the RPS Report and the MHA Report. The recovery and reserves estimates attributed to the Company's properties described herein are estimates only. The actual reserves attributed to the Company's properties may be greater or less than those calculated.**

***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

### Cautionary Statements

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

BOE's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

## PART 2: DISCLOSURE OF RESERVES DATA

### 2.1 Reserves Data (Forecast Prices and Costs)

**Summary of Oil and Gas Reserves**
*As of December 31, 2007*
**Forecast Prices & Costs**

| | Albania | | United States | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Heavy Oil | | Light & Medium Oil | | Natural Gas | | Natural Gas Liquids | |
| *Reserve Category* | BNK Gross (Mbbl) | Net (Mbbl) | BNK Gross (Mbbl) | Net (Mbbl) | BNK Gross (MMcf) | Net (MMcf) | BNK Gross (Mbbl) | Net (Mbbl) |
| Proved | | | | | | | | |
| Developed Producing | 13,986.0 | 11,974.0 | 40.0 | 32.5 | 4,716.8 | 3,832.4 | 235.82 | 191.6 |
| Developed Non-Producing | - | - | - | - | - | - | - | - |
| Undeveloped | 36,821.0 | 31,701.0 | 101.9 | 82.8 | 9,415.5 | 7,650.1 | 470.77 | 382.5 |
| **Total Proved** | **50,807.0** | **43,674.0** | **141.9** | **115.3** | **14,132.3** | **11,482.5** | **706.6** | **574.1** |
| Probable | 96,248.0 | 89,004.0 | 209.7 | 170.4 | 28,278.4 | 22,976.2 | 1,413.9 | 1,148.8 |
| **Total Proved Plus Probable** | **147,055.0** | **132,678.0** | **351.6** | **285.7** | **42,410.7** | **34,458.7** | **2,120.5** | **1,722.9** |
| Possible | 93,505.0 | 87,542.0 | - | - | 14,809.5 | 12,032.7 | 740.4 | 601.6 |
| **Total Proved, Probable & Possible** | **240,560.0** | **220,220.0** | **351.6** | **285.7** | **57,220.2** | **46,491.4** | **2,860.9** | **2,324.5** |

*Note: May not add due to rounding*

**Summary of Oil & Gas Reserves**
*As at December 31, 2007*
**Forecast Prices & Costs**

| | Reserves | |
|---|---|---|
| | Total | |
| *Reserve Category* | BNK Gross (Mboe) | Net (Mboe) |
| Proved | | |
| Developed Producing | 15,048.0 | 12,836.8 |
| Developed Non-Producing | - | - |
| Undeveloped | 38,962.9 | 33,441.3 |
| **Total Proved** | **54,010.9** | **46,277.2** |
| Probable | 102,584.7 | 94,152.6 |
| **Total Proved Plus Probable** | **156,595.6** | **140,429.7** |
| Possible | 96,713.7 | 90,149.1 |
| **Total Proved, Probable & Possible** | **253,309.3** | **230,578.8** |

*Note: May not add due to rounding*
*Boe basis: 6 Mcf to 1 boe*

**Net Present Value of Future Net Revenue**
*As of December 31, 2007*
**Forecast Prices & Costs**

| | Net Present Value of Future Net Revenue ($ millions) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Before Income Taxes | | | | | After Income Taxes | | | | |
| *Reserve Category* | 0% | 5% | 10% | 15% | 20% | 0% | 5% | 10% | 15% | 20% |
| ***Albania*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 175.7 | 151.5 | 132.4 | 117.0 | 104.7 | 114.6 | 103.2 | 93.4 | 85.1 | 78.2 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 568.0 | 394.3 | 281.0 | 204.6 | 151.6 | 277.8 | 193.6 | 137.2 | 98.5 | 71.3 |
| Total Proved | 743.8 | 546.9 | 413.3 | 321.7 | 256.3 | 392.6 | 296.8 | 230.6 | 183.6 | 149.5 |
| Probable | 2,469.4 | 1,494.5 | 979.9 | 682.9 | 498.4 | 1,208.7 | 743.1 | 489.5 | 341.4 | 249.0 |
| Total Proved Plus Probable | 3,213.2 | 2,040.3 | 1,393.2 | 1,004.5 | 754.7 | 1,601.1 | 1,039.9 | 720.1 | 525.0 | 398.4 |
| Possible | 3,174.2 | 1,231.9 | 576.6 | 311.5 | 187.9 | 1,573.5 | 615.4 | 289.0 | 156.7 | 95.0 |
| Total Proved, Probable & Possible | 6,387.5 | 3,272.3 | 1,969.9 | 1,316.0 | 942.5 | 3,174.6 | 1,655.2 | 1,009.2 | 681.7 | 493.4 |
| ***United States*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 53.1 | 18.9 | 13.4 | 10.9 | 9.5 | 35.2 | 12.5 | 8.8 | 7.2 | 6.3 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 72.7 | 30.1 | 17.0 | 10.8 | 7.1 | 48.2 | 19.9 | 11.2 | 7.1 | 4.6 |
| Total Proved | 125.8 | 48.9 | 30.4 | 21.7 | 16.6 | 83.4 | 32.4 | 20.1 | 14.3 | 10.9 |
| Probable | 235.9 | 101.7 | 60.6 | 41.4 | 30.2 | 156.4 | 67.4 | 40.2 | 27.5 | 20.0 |
| Total Proved Plus Probable | 361.7 | 150.6 | 91.0 | 63.2 | 46.8 | 239.8 | 99.8 | 60.2 | 41.8 | 30.9 |
| Possible | 153.5 | 59.3 | 36.6 | 26.6 | 21.0 | 101.8 | 39.3 | 24.3 | 17.7 | 13.9 |
| Total Proved, Probable & Possible | 515.2 | 209.9 | 127.6 | 89.8 | 67.8 | 341.6 | 139.1 | 84.5 | 59.4 | 44.8 |
| ***Total*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 228.8 | 170.4 | 145.8 | 127.9 | 114.2 | 149.8 | 115.7 | 102.2 | 92.3 | 84.5 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 640.7 | 424.4 | 298.0 | 215.4 | 158.7 | 326.0 | 213.5 | 148.4 | 105.6 | 75.9 |
| Total Proved | 869.6 | 595.8 | 443.7 | 343.4 | 272.9 | 476.0 | 329.2 | 250.7 | 197.9 | 160.4 |
| Probable | 2,705.3 | 1,596.2 | 1,040.5 | 724.3 | 528.6 | 1,365.1 | 810.5 | 529.7 | 368.9 | 269.0 |
| Total Proved Plus Probable | 3,574.9 | 2,190.9 | 1,484.2 | 1,067.7 | 801.5 | 1,840.9 | 1,139.7 | 780.3 | 566.8 | 429.3 |
| Possible | 3,327.7 | 1,291.2 | 613.2 | 338.1 | 208.9 | 1,675.3 | 654.7 | 313.3 | 174.4 | 108.9 |
| Total Proved, Probable & Possible | 6,902.7 | 3,482.2 | 2,097.5 | 1,405.8 | 1,010.3 | 3,516.2 | 1,794.3 | 1,093.7 | 771.1 | 538.2 |

*Note: May not add due to rounding*

**Total Future Net Revenue (Undiscounted – by Reserve Category)**
*As of December 31, 2007*
**Forecast Prices & Costs**

| *Reserve Category ($ millions)* | Revenue | Royalties | Oper. Costs | Severance Taxes (M$) | Devel. Costs | Abandonment & Reclamation Costs | Future Net Revenue BIT | Income Taxes | Future Net Revenue AIT |
|---|---|---|---|---|---|---|---|---|---|
| ***Albania*** | | | | | | | | | |
| Total Proved | 2,402.9 | 264.8 | 1,116.7 | - | 253.7 | 23.9 | 743.8 | 351.4 | 392.4 |
| Total Proved Plus Probable | 7,491.8 | 601.4 | 3,098.7 | - | 537.2 | 41.3 | 3,213.2 | 1,612.1 | 1,601.1 |
| Total Proved, Probable & Possible | 13,393.3 | 891.1 | 5,461.8 | - | 614.2 | 38.7 | 6,387.5 | 3,212.9 | 3,174.6 |
| ***United States*** | | | | | | | | | |
| Total Proved | 242.4 | 45.5 | 43.9 | 11.6 | 15.6 | - | 125.8 | 42.4 | 83.4 |
| Total Proved Plus Probable | 682.3 | 127.9 | 115.4 | 31.5 | 45.8 | - | 361.7 | 121.9 | 239.8 |
| Total Proved, Probable & Possible | 927.6 | 173.9 | 148.8 | 43.9 | 45.8 | - | 515.2 | 173.6 | 341.6 |
| ***Total*** | | | | | | | | | |
| Total Proved | 2,645.3 | 310.3 | 1,160.6 | 11.6 | 269.3 | 23.9 | 869.6 | 393.8 | 475.8 |
| Total Proved Plus Probable | 8,174.1 | 729.3 | 3,214.1 | 31.5 | 583.0 | 41.3 | 3,574.9 | 1,734.0 | 1,840.9 |
| Total Proved, Probable & Possible | 14,320.9 | 1,065.0 | 5,610.6 | 43.9 | 660.0 | 38.7 | 6,902.7 | 3,386.5 | 3,516.2 |

*Note: Well abandonment costs assumed to be salvage value for U.S. properties*

**Total Future Net Revenue by Production Group (NPV discounted 10%, BIT)**
*As of December 31, 2007*
**Forecast Prices & Costs**

| | Albania | | United States | |
|---|---|---|---|---|
| *Reserve Category ($ millions)* | Heavy Oil | Unit Value | Boe | Unit Value |
| Total Proved | 413.3 | 8.14 | 30.4 | 11.66 |
| Total Proved Plus Probable | 1,393.2 | 9.47 | 90.9 | 11.73 |
| Total Proved, Probable + Possible | 1,969.9 | 8.19 | 127.6 | 12.31 |

## 2.2 Reserves Data (Constant Prices and Costs – Optional Reporting)

**Summary of Oil and Gas Reserves**
*As of December 31, 2007*
**Constant Prices & Costs**

| | Albania | | United States | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Heavy Oil | | Light & Medium Oil | | Natural Gas | | Natural Gas Liquids | |
| *Reserve Category* | BNK Gross (Mbbl) | Net (Mbbl) | BNK Gross (Mbbl) | Net (Mbbl) | BNK Gross (MMcf) | Net (MMcf) | BNK Gross (Mbbl) | Net (Mbbl) |
| Proved | | | | | | | | |
| Developed Producing | 15,112.9 | 12,913.6 | 40.0 | 32.5 | 4,716.8 | 3,832.4 | 235.82 | 191.6 |
| Developed Non-Producing | - | - | - | - | - | - | - | - |
| Undeveloped | 38,387.0 | 32,944.9 | 101.9 | 82.8 | 9,415.5 | 7,650.1 | 470.77 | 382.5 |
| Total Proved | 53,500.0 | 45,858.5 | 141.9 | 115.3 | 14,132.3 | 11,482.5 | 706.6 | 574.1 |
| Probable | 98,878.0 | 90,682.6 | 209.7 | 170.4 | 28,278.4 | 22,976.2 | 1,413.9 | 1,148.8 |
| Total Proved Plus Probable | 152,378.0 | 136,541.1 | 351.6 | 285.7 | 42,410.7 | 34,458.7 | 2,120.5 | 1,722.9 |
| Possible | 88,182.0 | 83,214.1 | - | - | 14,809.5 | 12,032.7 | 740.4 | 601.6 |
| Total Proved, Probable & Possible | 240,560.0 | 219,755.2 | 361.6 | 285.7 | 57,220.2 | 46,491.4 | 2,860.9 | 2,324.5 |

*Note: May not add due to rounding*

**Summary of Oil & Gas Reserves**
*As at December 31, 2007*
**Constant Prices & Costs**

| | Reserves | |
|---|---|---|
| | Total | |
| *Reserve Category* | BNK Gross (Mboe) | Net (Mboe) |
| Proved | | |
| Developed Producing | 16,174.9 | 13,776.4 |
| Developed Non-Producing | - | - |
| Undeveloped | 40,528.9 | 34,685.2 |
| Total Proved | 56,703.9 | 48,461.7 |
| Probable | 105,214.7 | 95,813.2 |
| Total Proved Plus Probable | 161,918.6 | 144,292.8 |
| Possible | 91,390.7 | 85,821.2 |
| Total Proved, Probable & Possible | 253,309.3 | 230,114.0 |

*Note: May not add due to rounding*
*Boe basis: 6 Mcf to 1 boe*

**Net Present Value of Future Net Revenue**
*As of December 31, 2007*
**Constant Prices & Costs**

| | Net Present Value of Future Net Revenue (M$) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Before Income Taxes | | | | | After Income Taxes | | | | |
| Reserve Category | 0% | 5% | 10% | 15% | 20% | 0% | 5% | 10% | 15% | 20% |
| ***Albania*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 286.3 | 237.9 | 201.8 | 174.4 | 153.0 | 170.7 | 147.5 | 129.3 | 114.9 | 103.5 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 881.4 | 609.1 | 436.7 | 322.9 | 244.8 | 436.7 | 302.6 | 216.5 | 159.2 | 119.6 |
| Total Proved | 1,167.7 | 847.0 | 638.6 | 497.3 | 397.8 | 607.4 | 450.1 | 345.8 | 274.1 | 223.0 |
| Probable | 3,069.4 | 1,849.7 | 1,225.6 | 867.7 | 644.2 | 1,517.4 | 922.8 | 613.1 | 434.4 | 322.8 |
| Total Proved Plus Probable | 4,237.1 | 2,696.7 | 1,864.2 | 1,365.0 | 1,042.0 | 2,124.8 | 1,372.9 | 958.9 | 708.5 | 545.8 |
| Possible | 3,188.8 | 1,293.9 | 630.3 | 350.5 | 215.2 | 1,593.8 | 647.3 | 315.4 | 175.6 | 108.0 |
| Total Proved, Probable & Possible | 7,425.8 | 3,990.7 | 2,494.4 | 1,715.5 | 1,257.2 | 3,718.7 | 2,020.1 | 1,274.3 | 884.1 | 653.8 |
| ***United States*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 28.0 | 14.8 | 11.4 | 9.7 | 8.6 | 18.5 | 9.8 | 7.6 | 6.4 | 5.7 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 43.8 | 20.6 | 12.1 | 7.6 | 4.7 | 29.1 | 13.7 | 8.0 | 5.0 | 3.1 |
| Total Proved | 71.8 | 35.5 | 23.5 | 17.3 | 13.3 | 47.6 | 23.5 | 15.5 | 11.4 | 8.7 |
| Probable | 145.4 | 71.7 | 45.1 | 31.4 | 22.9 | 96.4 | 47.5 | 29.9 | 20.8 | 15.2 |
| Total Proved Plus Probable | 217.2 | 107.2 | 68.6 | 48.7 | 36.2 | 144.0 | 71.0 | 45.4 | 32.2 | 23.9 |
| Possible | 88.2 | 42.5 | 28.3 | 21.3 | 17.2 | 58.5 | 28.2 | 18.8 | 14.1 | 11.4 |
| Total Proved, Probable & Possible | 305.4 | 149.7 | 96.9 | 70.0 | 53.3 | 202.5 | 99.2 | 64.2 | 46.3 | 35.2 |
| ***Total*** | | | | | | | | | | |
| Proved | | | | | | | | | | |
| Developed Producing | 314.3 | 252.7 | 213.2 | 184.1 | 161.6 | 189.2 | 157.3 | 136.9 | 121.3 | 109.2 |
| Developed Non-Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 925.2 | 629.7 | 448.8 | 330.5 | 249.5 | 465.8 | 316.3 | 224.5 | 164.2 | 122.7 |
| Total Proved | 1,239.5 | 882.4 | 662.1 | 514.6 | 411.1 | 655.0 | 473.6 | 361.4 | 285.5 | 231.8 |
| Probable | 3,214.8 | 1,921.5 | 1,270.7 | 899.1 | 667.1 | 1,613.8 | 970.3 | 642.9 | 455.2 | 337.9 |
| Total Proved Plus Probable | 4,454.3 | 2,803.9 | 1,932.8 | 1,413.7 | 1,078.2 | 2,268.8 | 1,443.9 | 1,004.3 | 740.7 | 569.7 |
| Possible | 3,277.0 | 1,336.4 | 658.6 | 371.8 | 232.4 | 1,652.3 | 675.5 | 334.2 | 189.7 | 119.4 |
| Total Proved, Probable & Possible | 7,731.2 | 4,140.4 | 2,591.3 | 1,785.5 | 1,310.5 | 3,921.2 | 2,119.3 | 1,338.5 | 930.4 | 689.0 |

**Total Future Net Revenue (Undiscounted – by Reserve Category)**
*As of December 31, 2007*
**Constant Prices & Costs**

| Reserve Category | Revenue (M$) | Royalties (M$) | Oper. Costs (M$) | Severance Taxes (M$) | Devel. Costs (M$) | Abandonment & Reclamation Costs (M$) | Future Net Revenue BIT (M$) | Income Taxes (M$) | Future Net Revenue AIT (M$) |
|---|---|---|---|---|---|---|---|---|---|
| ***Albania*** | | | | | | | | | |
| Total Proved | 2,898.4 | 328.8 | 1,138.6 | - | 246.1 | 17.2 | 1,167.7 | 560.3 | 607.4 |
| Total Proved Plus Probable | 8,255.3 | 697.6 | 2,791.4 | - | 506.9 | 22.3 | 4,237.1 | 2,112.2 | 2,124.8 |
| Total Proved, Probable & Possible | 13,032.7 | 895.2 | 4,143.7 | - | 550.1 | 17.9 | 7,425.8 | 3.707.2 | 3,718.7 |
| ***United States*** | | | | | | | | | |
| Total Proved | 141.3 | 26.5 | 21.4 | 6.0 | 15.6 | - | 71.8 | 24.2 | 47.6 |
| Total Proved Plus Probable | 416.9 | 78.2 | 58.9 | 16.9 | 45.7 | - | 217.2 | 73.2 | 1,440 |
| Total Proved, Probable & Possible | 550.9 | 103.3 | 73.4 | 23.1 | 45.7 | - | 305.4 | 102.9 | 202.5 |
| ***Total*** | | | | | | | | | |
| Total Proved | 3,039.7 | 355.3 | 1,160.0 | 6.0 | 261.7 | 17.2 | 1,239.5 | 584.5 | 655.0 |
| Total Proved Plus Probable | 8,672.2 | 775.8 | 2,850.3 | 16.9 | 552.6 | 22.3 | 4,454.3 | 2,185.4 | 3,564.8 |
| Total Proved, Probable & Possible | 13,583.6 | 998.5 | 4,217.1 | 23.1 | 595.8 | 17.9 | 7,731.2 | 3,810.1 | 3,921.2 |

*Note: Well abandonment costs assumed to be salvage value for U.S. properties*

**Total Future Net Revenue by Production Group (NPV discounted 10%, BIT)**
*As of December 31, 2007*
**Constant Prices & Costs**

| | Albania | | United States | |
|---|---|---|---|---|
| *Reserve Category ($ millions)* | Heavy Oil | Unit Value | Boe | Unit Value |
| Total Proved | 638.6 | 12.57 | 23.5 | 9.02 |
| Total Proved Plus Probable | 1,864.2 | 12.68 | 68.6 | 8.85 |
| Total Proved, Probable + Possible | 2,494.4 | 10.37 | 96.9 | 9.35 |

## PART 3: PRICING ASSUMPTIONS

### 3.1 Forecast Prices Used in Estimates

Forecast benchmark reference product price, inflation rate and exchange rate assumptions are summarized below. These forecast assumptions were provided in the RPS and MHA reports.

**Summary of Pricing & Inflation Rate Assumptions**
*As of December 31, 2007*
**Forecast Prices & Costs**

| | Albania | | | United States | | | Currency Exchange Rates | | |
|---|---|---|---|---|---|---|---|---|---|
| | WTI @ Cushing, OK* | Brent @ Sollem Voe* | Inflation Rate | WTI** | Henry Hub** | Inflation Rate | US$/ | ALL/ | |
| Year | $/barrel | $/barrel | % /annum | $/barrel | $/MMbtu | % | CDN$ | EUR*** | ALL/US$*** |
| 2008 | 87.50 | 86.00 | 2.0 | 89.61 | 7.56 | 2.0 | 1.00 | 120 | 82 |
| 2009 | 83.53 | 82.00 | 2.0 | 86.01 | 8.27 | 2.0 | 1.00 | 120 | 82 |
| 2010 | 81.56 | 80.00 | 2.0 | 84.65 | 8.74 | 2.0 | 1.00 | 120 | 82 |
| 2011 | 79.59 | 78.00 | 2.0 | 82.77 | 8.75 | 2.0 | 1.00 | 120 | 82 |
| 2012 | 78.62 | 77.00 | 2.0 | 82.26 | 8.66 | 2.0 | 1.00 | 120 | 82 |
| 2013 | 78.94 | 77.29 | 2.0 | 82.81 | 8.83 | 2.0 | 1.00 | 120 | 82 |
| 2014 | 80.52 | 78.83 | 2.0 | 84.46 | 9.01 | 2.0 | 1.00 | 120 | 82 |
| 2015 | 82.13 | 80.41 | 2.0 | 86.15 | 9.19 | 2.0 | 1.00 | 120 | 82 |
| 2016 | 83.77 | 82.02 | 2.0 | 87.87 | 9.37 | 2.0 | 1.00 | 120 | 82 |
| 2017 | 85.45 | 83.66 | 2.0 | 89.63 | 9.56 | 2.0 | 1.00 | 120 | 82 |
| 2018 | 87.16 | 85.33 | 2.0 | | | | 1.00 | 120 | 82 |
| 2019 | 88.90 | 87.04 | 2.0 | | | | 1.00 | 120 | 82 |
| 2020 | 90.68 | 88.78 | 2.0 | | | | 1.00 | 120 | 82 |
| 2021 | 92.49 | 90.55 | 2.0 | | | | 1.00 | 120 | 82 |
| 2022 | 94.34 | 92.36 | 2.0 | | | | 1.00 | 120 | 82 |
| 2023 | 96.23 | 94.21 | 2.0 | | | | 1.00 | 120 | 82 |
| 2024 | 98.15 | 96.09 | 2.0 | | | | 1.00 | 120 | 82 |
| 2025 | 100.12 | 98.02 | 2.0 | | | | 1.00 | 120 | 82 |
| 2026 | 102.12 | 99.98 | 2.0 | | | | 1.00 | 120 | 82 |

* *RPS Price Forecast as at December 31, 2007*

** *Sproule Oil & Natural Gas Forecast from MHA reports; prices escalated @ 2.0% after 2017.*

*** *ALL = Albanian Leke*

## 3.2 Constant Prices Used in Estimates

The constant benchmark reference product price and exchange rate assumptions reflected in the reserves data are summarized below:

**Summary of Pricing & Inflation Rate Assumptions**
*Using Year-End 2007 Values*
**Constant Prices & Costs**

| | Albania | | | United States | | |
|---|---|---|---|---|---|---|
| | WTI @ Cushing, OK* | Brent @ Sollem Voe* | Inflation Rate | WTI** | Henry Hub** | Inflation Rate |
| Year | $/barrel | $/barrel | %/ annum | $/barrel | $/MMbtu | %/ annum |
| All Years | 95.95 | 93.68 | 0.0 | 89.61 | 7.56 | 0.0 |

* *RPS Constant Price Forecasts as at December 31, 2007*

** *Sproule Oil & Natural Gas Forecasts from MHA report; prices escalated @ 2.0% after 2017*

## PART 4: RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

### 4.1 Reserves Reconciliation

A reconciliation of changes to the Company's net proved, net probable and net proved plus probable reserves is provided below. This reconciliation reflects changes to the Company's reserves estimated using forecast prices and costs[1].

**Reconciliation of Company Gross Reserves**
***- By Principle Product Type***
**Forecast Prices & Costs**

| | Albania | | | United States | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Heavy Oil | | | Light & Medium Oil | | | Natural Gas | | | Natural Gas Liquids | | |
| | Proved | Probable | P+P | Proved | Probable | P+P | Proved | Probable | P+P | Proved | Probable | P+P |
| | (MMbbl) | (MMbbl) | (MMbbl) | (Mbbl) | (Mbbl) | (Mbbl) | (MMcf) | (MMcf) | (MMcf) | (Mbbl) | (Mbbl) | (Mbbl) |
| December 31, 2006 | 44.2 | 57.7 | 101.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | 3.8 | 16.1 | 19.8 | - | - | - | - | - | - | - | - | - |
| Technical Revisions | 0.6 | 4.2 | 4.9 | - | - | - | - | - | - | - | - | - |
| Discoveries | - | - | - | 141.9 | 209.7 | 351.6 | 14,132.3 | 28,278.4 | 42,410.7 | 706.6 | 1,413.9 | 2,120.5 |
| Acquisitions | 1.8 | 2.9 | 4.7 | - | - | - | - | - | - | - | - | - |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | 2.1 | 15.4 | 17.5 | - | - | - | - | - | - | - | - | - |
| Production | (1.7) | - | (1.7) | - | - | - | - | - | - | - | - | - |
| December 31, 2007 | 50.8 | 96.2 | 147.1 | 141.9 | 209.7 | 351.6 | 14,132.3 | 28,278.4 | 42,410.7 | 706.6 | 1,413.9 | 2,120.5 |

* *P+P stands for Proved Plus Probable*

For the purposes of this reconciliation, changes under "Acquisitions" include all forecast base production from wells taken over during 2007 and wells anticipated to be taken over in future years. Changes under "Improved recovery" include all incremental recovery gains associated with reactivating wells and infill drilling of new wells. In this category, transfer of a number of wells to the Proved category from the Probable category, compared with the 2007 plan, results in a reduction due to improved recovery in Probable category and a corresponding addition to the Proved category. Changes under "Technical Revisions" include all changes due to revisions in forecast parameters associated with all wells. Changes under "Economic Factors" result from changes in oil prices and all factors affecting changes in economic limit cutoffs.

[1] Note: there is no synthetic oil reserve data to report

## PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA

### 5.1 Undeveloped Reserves

The Company's undeveloped reserves exist in its Patos Marinza. Albania property and the Tishomingo gasfield in Oklahoma, U.S. Most of these reserves are designated within the undeveloped category because relatively significant capital expenditures will be required in order to render these reserves capable of production.

Plans for future development of these undeveloped reserves (based on Forecast Prices) are summarized below:

#### Canadian Properties

There are no reserves assigned to any Canadian properties.

#### Albanian Property

*Patos Marinza*

RPS assigns 36.8 MMboe (Company 100% WI share) Gross Proved Undeveloped and 96.2 MMboe Probable Additional Undeveloped reserves to the Patos Marinza field. These volumes are forecast to be recoverable from continued development of the field by taking over and re-activating heavy oil production wells throughout the reservoir and drilling infill vertical and horizontal wells. The Proved Undeveloped reserves are planned to be put on stream by a program of 313 successful well reactivations and 15 infill wells through capital investments over a period from 2008 to 2013. For the first five years, this program includes 84 successful well reactivations in 2008, 60 wells per year in 2009 and 2010, 40 wells per year in 2011 and 2012 and 29 wells in 2013. The infill drilling included in the Proved Undeveloped reserves is limited to 13 vertical and two horizontal wells in 2008.

The Probable Additional Undeveloped reserves are likewise planned to be put on stream by a programme of capital investment in 102 additional well reactivations over the same period from 2008 through 2013. For the first five years, the Proved + Probable program is comprised of 84 successful reactivations in 2008, 84 per year in 2009 and 2010, 60 per year in 2011 and 2012, and 43 in 2013. The infill drilling in the Proved + Probable programme includes 13 vertical and two horizontal wells in 2008, 30 vertical and 20 horizontal wells in 2009, and 25 vertical and 20 horizontal wells in 2010 for a total of 68 vertical infill drills and 42 horizontal drills over the next three-year period. The development programs are scheduled to maximize and maintain the capacity of production facilities for as long as is feasible.

Forecasts of oil production rate and producing well counts for the development of Proved and Probable reserves are generated utilizing the outcomes of a probabilistic approach to reserves determination. Revised production forecast are based on decline parameters from analysis of historical performance data from re-activated and re-completed existing wells applied at the P90 (Proved) and P50 (Proved + Probable) probability levels and revised development schedules to fit capital allocation.

Successful recompletion well counts are derived by applying a chance of success (COS) to the total number of reactivation opportunities. The success rate for any given reactivation attempt is uncertain, therefore has been treated probabilistically. The average success rate during 2007 is estimated at 65%, which is carried forward in future well reactivation development forecasts.

**United States of America Properties**

***Tishomingo Gasfield, Oklahoma***

MHA assigns 2.1 MMboe (Company WI share) Gross Proved Undeveloped and 6.3 MMboe Probable Additional Undeveloped reserves to the Tishomingo field. These Proved Undeveloped and Probable Undeveloped reserves are forecast to be recoverable from the drilling of 10 and 20 wells in 2008, respectively. A portion of the Probable reserves are attributed to the 10 Proved Undeveloped wells ultimately producing an additional 1.4 Bcf than the assumptions used in Proven Reserves case for those locations.

The production forecast is based on producing the existing wells, drilling the additional 30 gross wells and applying the historical production behavior to the undeveloped well locations. Probabilistic reserves were determined from Monte Carlo analysis to arrive at the most likely reserves and incremental (P50) reserves.

## 5.2 Significant Factors or Uncertainties

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows there from are based upon a number of variable factors and assumptions, such as availability of capital to fund required infrastructure, commodity prices, production performance of re-completed wells and well re-completion success rates, successful drilling of infill wells, the assumed effects of regulation by government agencies and future operating costs. All of these estimates may vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected there from, may vary. The Company's actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company's reserves or the future net revenue associated with such reserves include:

- ***Canada:*** Material changes to existing taxation or royalty rates and/or regulations, changes to environmental laws and regulations.

- ***Albania:*** Political instability, potential and actual civil disturbances, restriction on repatriation of funds, changes in laws affecting foreign ownership, existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income taxes, potential expropriation of property without fair compensation and restriction on exports.

- ***United States:*** Material changes to existing taxation or royalty rates and/or regulations, changes to environmental laws and regulations.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and other oil and gas information contained in this Form 51-101F1 are contained in the Company's Management Discussion and Analysis filed under the Company's profile at www.SEDAR.com and in the AIF under "Risk Factors".

## 5.3 Future Development Costs

A summary of the estimated development costs deducted in the estimation of future net revenue attributable to various reserves categories and prepared under various price and cost assumptions are summarized in the following table. The Company expects to fund its estimated future development costs through some combination of internally generated cash flow and debt financing. There can be no guarantee that funds will be available or that the Board of Directors of the Company will allocate funding to develop all of the reserves requiring development in the RPS or MHA reports. Failure to develop such reserves could negatively impact future net revenue.

**Summary of Estimated Development Costs Attributed to Reserves**
*Forecast Prices & Costs*

| | Estimated Development Costs ($ millions) | |
|---|---|---|
| | Total Proved | Total Proved + Probable |
| ***Albania*** | | |
| 2008 | 63.8 | 63.8 |
| 2009 | 46.7 | 137.4 |
| 2010 | 51.8 | 145.2 |
| 2011 | 21.9 | 49.8 |
| 2012 | 22.8 | 43.6 |
| Total | 253.7 | 537.2 |
| ***United States*** | | |
| 2008 | 15.6 | 45.8 |
| 2009 | - | - |
| 2010 | - | - |
| 2011 | - | - |
| 2012 | - | - |
| Total | 15.6 | 45.8 |
| ***Total*** | | |
| 2008 | 79.4 | 109.6 |
| 2009 | 46.7 | 137.4 |
| 2010 | 51.8 | 145.2 |
| 2011 | 21.9 | 49.8 |
| 2012 | 22.8 | 43.6 |
| Total | 269.3 | 583.0 |

## PART 6: OTHER OIL AND GAS INFORMATION

### 6.1 Oil and Gas Properties and Wells

The following discussion outlines the Company's important properties, plants, facilities and installations:

**Canada:**

The Company has no oil and gas properties in Canada.

**Albania:**

The Patos Marinza heavy oilfield is located in southern Albania and was discovered in 1928. It the largest onshore oilfield in continental Europe in terms of original oil-in-place. Historically, Albpetrol was the sole operator of the field.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a Petroleum Agreement with Albpetrol under its existing license with the AKBN. The Company's wholly owned subsidiary Bankers Albania entered into the Petroleum Agreement in July 2004, granting the Company the right to evaluate the potential for redevelopment of the Patos Marinza oilfield for a period of 24 months and to propose a PoD. The Company started its operations by taking over 28 producing wells and 1 water disposal well in late July 2004. By the end of 2007, the Company had taken over 304 additional wells from Albpetrol and re-activated 250 of them, with 14 wells waiting to be re-completed at the end of the year. The Company's total well inventory at the end of 2007 was 333 (gross and net). Of this total well inventory, 254 are producing wells, five are water disposal wells, and 74 are non-producing wells in at year-end. The producing well count includes the 19 wells waiting to be re-activated at the end of the year and 47 wells that have demonstrated oil production potential, but require a major work-over to return to production. The non-producing well count includes 11 wells that were taken over for surface lease use only and were not attempted as reactivation candidates.

The Company's PoD was approved by the AKBN in March 2006. This approval allows the Company to take-over the remaining wells in the field on a defined basis consistent with the PoD and produce and sell oil under the existing license agreement for a period of 25 years with an option to extend at the Company's election for further five year increments. A PoD Addendum was submitted to Albpetrol and the AKBN in March 2008 to provide more detail for the infill drilling (vertical and horizontal), waterflood, and thermal programs planned by the Company in Patos Marinza over the next three years and beyond.

The terms of the Petroleum Agreement include a 1% gross over-riding royalty payable to Albpetrol which increases to 3% to 5% (based on an incremental sliding scale) after payout of funds expended by the Company. In addition, the Company pays a royalty to Albpetrol for the latter's share of pre-existing production from the wells taken over by Bankers. This royalty is calculated on a per well basis using 70% of the average production for the preceding six months declining at 15% per annum. For the original 28 oil wells taken-over in July 2004, a fixed pre-existing production rate was applied and is declined at 10% per annum; 20 of the 28 wells have no pre-existing production liability as they were newly drilled wells by the previous operator, Anglo-Albanian Petroleum ("AAP").

Bankers Albania sells crude oil produced from Patos Marinza to the Armo refineries pursuant to a sales agreement. The price per barrel received by the Company under its agreement (subject to production quality) is determined by reference to the price of the Brent crude oil. Subsequent to year-end, the Company negotiated a new price with Armo which includes volume commitments of between 50% to 55% of Bankers Albanian production in 2008. The higher domestic sales price compares favourably to the previous contract, becoming competitive with export pricing. The current price will remain in effect until the parties agree to a new price, but does include price limits for discussion and renegotiation purposes.

Bankers Albania has the right to export all of its production from the Patos Marinza oilfield. The Company commenced exporting some of its crude oil production to an Italian refinery, Alma Petroli S.p.A, in November 2005. In February 2006 the Company formalized its relationship with this refinery by entering into a contract, which was later amended effective January 1, 2008, with respect to the pricing formula. Another export agreement with Iplom S.p.A., a second refinery in Italy, was entered into in 2007, which also was amended effective January 1, 2008, with

respect to the pricing formula. Both export contracts' pricing is based on market prices of Brent crude oil; the Alma Petroli contract includes price limits for discussion and renegotiation purposes.

During 2007 Bankers Albania exported 53% of its production, and received an overall average price of $35.54 per barrel sold. Bankers expects that its overall average sales price will approximate 56% of the Brent oil price for 2008, dependant upon total domestic versus export volumes. For January 2008, average blended sales price was $49.51 as compared to $39.56 for December 2007, a 25% improvement.

<u>United States:</u>

***Arkoma and Ardmore Basins, Oklahoma***

In Oklahoma, the Company is targeting the Woodford shale gas prospect in the Ardmore basin on lands acquired from Vintage in May 2006. Bankers holds about 23,000 net acres, targeting the Caney and Woodford shales in the Arkoma and Ardmore basins, which are Mississippian in age. Exploration activity has showed positive results and has led to plans for additional development drilling, which is expected to substantially increase production and reserves.

In December 2006, Bankers drilled its first well in the basin, the Nickel Hill #1-26 (75% working interest) to a total depth of 9,983 feet. Based on Schlumberger's gas shale analysis log, the well has 330 net feet of Woodford shale and a calculated original gas in place of 222 Bcf per section. The well was successful with initial production rates of approximately 900 Mcfe/d, and led to the first horizontal well being drilled in 2008.

Bankers achieved its first milestone in shale gas projects in 2007: successful discoveries and the first natural gas production from the Ardmore basin in Oklahoma. The development of Bankers' Woodford shale project, the "Tishomingo field", was significantly advanced during the year.

Over 2007 and into early 2008, one vertical well and four horizontal wells were successfully drilled and fracture stimulated in this field (total: 5.0 gross wells/ 2.8 net wells) and resulted in 45.8 Bcfe of proved plus probable reserves at December 31, 2007:

- Two of the wells were tied into a gathering system and sold through newly constructed facilities:
    - The vertical Nickel Hill #1-26 well was the initial discovery well to produce natural gas; and
    - The Company's first horizontal Woodford shale well, the Greenway 35-1H well, had an initial gross production rate of approximately 2.2 MMcfe/d.
- Bankers second successful Oklahoma horizontal well, the WLC 17-1H well, commenced initial gross production at approximately 2.1 MMcfe/d and is shut-in awaiting pipeline hook-up.
- Both the vertical Nickel Hill #1-26 and the WLC 17-1H well encountered a 325 foot thick and 320 foot thick Woodford shale section, respectively. This is twice as thick as the Woodford in the Arkoma Basin and calculates to having twice as much gas in place than other successful Woodford shale areas in the basin.
- In late 2007, the Company finished drilling and fracture stimulating its third and fourth horizontal shale wells, the Brock 4-1H and Brock 9-1H. Initial gross production rates in the first quarter of 2008 were approximately 2.1 MMcfe/d and 1.8 MMcfe/d, respectively.
- Bankers has received a preliminary brute stack for the entire 115 square mile 3D seismic survey that was acquired in 2007, and is using this data to select its drill sites for 2008 development plan.
- The Company also participated in four vertical wells operated by others; all wells encountered promising Woodford shale sections in its Tishomingo project.

A production facility was completed to handle 3.5 MMcf/d gross production from the Oklahoma Tishomingo gasfield; facility capacity can be increased to 7.0 MMcf/d with the addition of another compressor. Bankers production averaged 1.0 MMcfe/d in the fourth quarter of 2007 and had an exit production rate of 0.7 MMcfe/d. A

gathering system was installed to connect the Brock wells to the processing facility in the first quarter of 2008, bringing total production, net to Bankers to approximately 2.5 MMcfe/d.

In Hughes County, the Lake Holdenville #35-1 well (89% working interest) was drilled to a total depth of 5,499 feet and fracture stimulated with disappointing results. Bankers believes that the treatment did not effectively stimulate the shale and is completing a study on this well and those of other operators' in the area. Results from another vertical Woodford shale well, approximately two and a half miles away from Bankers' well, had a reported initial production rate of 300 mcf/d after stimulation, providing confirmation of gas productivity. There are no additional development plans for this acreage at this time.

***Palo Duro Basin, Texas***

The Company holds approximately 260,000 net acres of land in the Palo Duro Basin, Texas, located roughly 260 miles northwest of the Fort Worth Basin which is home to the Barnett Shale play. The Palo Duro Basin shale gas play encompasses the counties of Briscoe, Floyd and Motley and targets Pennsylvanian-aged shales that exist at depths between 7,000 and 10,500 feet in the Bend group. The Company has working interests that range from 55% to 73%

In Texas, Bankers' work to date on the Palo Duro basin has narrowed down the area of this underexplored, unproven shale gas basin, which the Company believes has the best potential for Bend shale and Granite Wash Sand wells over its acreage holdings.

During 2006 Bankers drilled three wells in the Palo Duro basin, Texas, two of which are presently suspended pending future completions and one which has oil production at a low rate. It also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 MMcf/d upon initial completion in 2003, before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.

Since initial exploration on this property, Bankers has drilled five wells in the Palo Duro basin, Texas, four of which are presently suspended and one which is awaiting a further fracture stimulation. In 2006, The Company fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 MMcf of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.

In 2007, Bankers completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation, which had produced 325 Mcf/day from the vertical wellbore. Indications during drilling the horizontal leg provided good natural gas shows from the sand but final results were disappointing as, after the well recovered all of the injected water, it was still producing significant water rates at the time it was shut-in. Bankers is currently evaluating its options for the remaining part of the wellbore.

In addition, Bankers drilled the Black 4#1 well, and encountered a prospective 280 foot thick Bend shale interval and numerous potentially productive Granite Wash Sands. Initial results had limited natural gas flows from some sand intervals. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by industry specialists.

The completion of a core study has confirmed that the rocks in Palo Duro contain substantial volumes of gas and have some unique rock properties that may require different stimulation/completion techniques than those commonly used in other shale basins.

***Appalachian Basin, New York***

In upstate New York, Bankers is targeting shale gas and hydrothermal dolomite prospects in the Appalachian Basin on 19,000 acres of land acquired from Vintage Petroleum LLC in May 2006. This area targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the Late Ordovician age, Utica Shale.

In late 2006, Bankers commenced a shallow three-well exploration program, with target horizons ranging from 1,000 to 3,000 feet. Intermediate casing was set on two wells, the Butler Creek well and the South Mill Pond well.

In 2007, Bankers fracture stimulated two existing wells in New York with disappointing results, indicating that, in the Company's opinion, the original Trenton resource play concept would not work in this area. Drilling the three wells and fracture stimulating the two existing wells gave Bankers the right to earn a 70% working interest in two existing well bores and another 24,000 net acres. Thus it did not exercise its option to acquire this 24,000 acres, which was to the east of Bankers existing acreage block. The Company believes that its own 19,000 acre block has better potential for a hydrothermal dolomite play based on the aeromagnetic data.

Bankers is currently planning to acquire 2D seismic on its existing New York acreage to help evaluate the hydrothermal dolomite concept after reprocessing high quality aeromagnetic data over its acreage. Regionally, over 125 million barrels of oil and 200 Bcf of gas have been produced from Trenton/Blackriver hydrothermal dolomite fields.

***Black Warrior Basin, Mississippi/Alabama***

Bankers currently has approximately 85,000 net acres in the Black Warrior Basin of Mississippi and Alabama acquired as part of the Vintage transaction. This basin targets Pennsylvanian age Pottsville tight gas sands as well as the Mississippian age Floyd shale.

As this area has longer-term lease expiries, Bankers does not plan to drill any wells in 2008. Bankers US is doing geological work to high grade the first potential drilling locations for the Pottsville tight gas sands and the Floyd shale. The activity of a number of other operators that are drilling and testing wells in the Floyd shale in this project area is being monitored. Bankers US believes that the knowledge gained from the early work of these other players will further assist in understanding the basin characteristics.

At December 31, 2007, the only property that had attributable reserves was the Tishomingo gasfield in the Ardmore basin in Oklahoma. No reserves were assigned to the remaining acreage in the U.S. due to their early stage development. The following table shows the Company's interest in various properties, land holdings and their associated assets:

**Oil & Gas Properties Associated with Reserves**
*As of December 31, 2007*

| | | Acreage | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Developed | | Undeveloped | | Total | | |
| Properties | Location | Gross | Net | Gross | Net | Gross | Net | Plants, Facilities & Installations |
| ***Albania*** | | | | | | | | |
| Patos Marinza | Central Albania | 91 | 91 | 209 | 209 | 300 | 300 | Satellite facilities (two current plus expansion), central treatment facility, other infrastructure, adjacent offices and storage areas |
| Total | | 91 | 91 | 209 | 209 | 300 | 300 | |
| ***United States*** | | | | | | | | |
| Ardmore | Oklahoma, U.S. | 3,200 | 1,429 | 21,120 | 9,437 | 24,320 | 10,867 | Production facility & field gathering systems |
| Arkoma | Oklahoma, U.S. | - | - | - | - | - | - | |
| Palo Duro | Texas, U.S. | - | - | - | - | - | - | |
| Appalachian | New York, U.S. | - | - | - | - | - | - | |
| Total | | 3,200 | 1,429 | 21,120 | 9,437 | 24,320 | 10,867 | |
| ***Total*** | | | | | | | | |
| Total | | 3,291 | 1,520 | 21,329 | 9,646 | 24,620 | 11,167 | |

## Oil & Gas Wells Associated with Reserves
*As of December 31, 2007*

| | Albania | | United States | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Heavy Oil | | Light & Medium Oil | | Natural Gas | | Natural Gas Liquids | | Suspended[1] | | Service[2] | | Total | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| ***Albania*** | | | | | | | | | | | | | | |
| Patos Marinza Producing | 188.0 | 188.0 | - | - | - | - | - | - | - | - | - | - | 188.0 | 188.0 |
| Patos Marinza Non-Producing | 66.0 | 66.0 | - | - | - | - | - | - | 74.0 | 74.0 | 5.0 | 5.0 | 145.0 | 145.0 |
| Total | 254.0 | 254.0 | - | - | - | - | - | - | 74.0 | 74.0 | 5.0 | 5.0 | 333.0 | 333.0 |
| ***United States*** | | | | | | | | | | | | | | |
| Oklahoma Producing | - | - | - | - | 2.0 | 1.3 | - | - | - | - | - | - | 2.0 | 1.3 |
| Oklahoma Non-Producing | - | - | - | - | 3.0 | 1.5 | - | - | - | - | - | - | 3.0 | 1.5 |
| Texas Producing | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Texas Non-Producing | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| New York Producing | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| New York Non-Producing | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Total | - | - | - | - | 5.0 | 2.8 | - | - | - | - | - | - | 5.0 | 2.8 |
| ***Total*** | | | | | | | | | | | | | | |
| Total | 254.0 | 254.0 | - | - | 5.0 | 2.8 | - | - | 74.0 | 74.0 | - | - | 338.0 | 335.8 |

*(1) Suspended wells may be capable of production but which, for a variety of reasons, including, but not limited to lack of marketsor development are not placed on production at the present time.*

*(2) Service wells are used for the disposal or injection of water or other in-field service operations related to oil and gas production*

## 6.2 Properties with No Attributed Reserves

The Company's unproved properties, including those for which the Company expects its rights to explore, develop and exploit to expire within one year, are outlined in the following table.

**Properties with No Attributed Reserves**
*As of December 31, 2007*

| Properties | Location | Undeveloped Acreage (Acres) Gross | Undeveloped Acreage (Acres) Net | Company Interest (%) | Work Commitments (existence, nature, timing & cost) |
|---|---|---|---|---|---|
| ***United States*** | | | | | |
| Hughes Project | Hughes county, OK | 12,400 | 4,300 | 0.1 – 100 | ~2,380 net acres expire in 2008 |
| Carter County | Carter county, OK | 9,600 | 4,000 | 5-85 | 1,708 acres expire in 2008 |
| McIntosh County | McIntosh county, OK | 14,700 | 3,700 | 0.1 – 100 | All acreage expires in 2008; no plans for acreage at this time |
| Palo Duro Basin, Texas | Floyd, Motley & Briscoe counties, TX | 385,000 | 260,000 | 55-73 | Drill commitments on two leases and lease expiries of 60,000 net acres, if not drilled in 2008 |
| Empire Project | Wayne county, NY | 18,600 | 18,000 | 90 - 100 | Leases do not begin to expire until 2010 |
| Woodbank Creek | Mississippi & Alabama | 96,000 | 84,700 | 2 - 100 | ~ 9,300 acres expire in 2008; options to extend available on ~1,350 acres for <$100,000. |
| Total | | | | | |
| ***Total*** | | | | | |
| Total (approximately) | | 536,300 | 374,700 | | |

## 6.3 Forward Contracts

The Company is not bound by any agreements which may impact the realization of future full market prices for its oil and gas production as described in this report.

The Company has no transportation obligations or commitments for future deliveries which exceed its expected related future production form proved reserves, as estimated using forecast prices and costs.

## 6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

**Additional Information Concerning Abandoment & Reclamation Costs**
*As of December 31, 2007*
**Constant Prices & Costs**

| | | Total Net Wells | | Total Cost ($ millions) | | | |
|---|---|---|---|---|---|---|---|
| | | | | Proved Reserves | | Proved + Probable Reserves | |
| Estimation Method Used | | Proved | Proved + Probable | Undiscounted | Disc. @ 10% | Undiscounted | Disc. @ 10% |
| ***Albania*** Standard engineering design cost estimating methodology, using historical cost databases | | 546 | 743 | 17.2 | 3.0 | 22.3 | 1.0 |
| | Total | 546 | 743 | 17.2 | 3.0 | 22.3 | 1.0 |
| ***United States**** | | | | | | | |
| | Total | 2.8 | 2.8 | - | - | - | - |
| ***Total*** | | | | | | | |
| | Total | 546 | 743 | 17.2 | 3.0 | 22.3 | 1.0 |

** For the U.S., abandonment and reclamation costs were assumed equal to salvage value for wells which have reserves assigned*

## 6.5 Tax Horizon

**Canada:** The Company has currently no revenue generating properties in Canada. Bankers has available for deduction against future Canadian taxable income non-capital losses of approximately $13.9 million. These losses, if not utilized, will expire commencing in 2008.

**Albania:** The Patos Marinza concession is forecast to become taxable in 2010 and beyond under the forecast price scenario for proved reserves.

**United States:** With existing loss carry forwards, no federal or state income taxes are expected to become due until 2010. Federal Alternative Minimum Tax is estimated to come into effect in 2008 and 2009 at 15% of taxable income. The Company will be subject to a 34% federal and state income tax rate for fiscal years beginning 2010.

## 6.6 Costs Incurred

For the year ended December 31, 2007, the Company incurred costs related to its acquisition, exploration and development activities as outlined in the following table.

| | Costs Incurred ($ millions) | | |
|---|---|---|---|
| | Canada | Albania | United States |
| Property Acquisition Costs: | | | |
| Proved Properties | Nil | Nil | Nil |
| Unproved Properties/ Wells | Nil | Nil | 8.1 |
| Exploration Costs | Nil | Nil | 25.8 |
| Development Costs | Nil | 45.5 | Nil |

## 6.7 Exploration and Development Activities

The Company's drilling activity and results for the year ended December 31, 2007, are summarized in the following table. It should be noted that the data outlined in this table reflects those wells that the Company participated in and where the rig was released during the period.

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| ***Canada*** | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | Nil | Nil | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | Nil | Nil | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | Nil | Nil | Nil | Nil |
| ***Albania*** | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | Nil | Nil | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | Nil | Nil | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | Nil | Nil | Nil | Nil |
| ***United States*** | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | 5.0 | 2.8 | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | Nil | Nil | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | 5.0 | 2.8 | Nil | Nil |

The Company's important exploration and development activities are summarized as follows:

**Canada:**

The Company did not engage in any exploration and development activity in Canada during 2007.

**Albania:**

During 2007, the Company took over 122 wells from Albpetrol to increase its total well inventory to 333 at the end of the year. In December, 188 wells were active oil producers with 66 non-producing wells (47 wells waiting on major work-over servicing prior to returning to production and 19 wells waiting to be reactivated), 74 wells suspended (63 wells suspended due to wellbore failure or high water cut production and 11 wells used for surface lease access only that were not attempted as reactivation candidates), and 5 wells used for water disposal.

Reactivation activities include removal of Albpetrol surface equipment, surface lease remediation, construction of new lease around the wellhead and road, removal of Albpetrol down-hole equipment, well clean-out, cement bond logging, and installation of progressive cavity pumping system with associated surface drive equipment. In some wells, perforations are added to complete new intervals in the well and improve productivity.

In November, the construction of a pilot thermal steam project was completed and testing and steam injection commenced. The objective of the testing was twofold: to learn the reservoir response and to implement the steaming techniques in field conditions. In February 2008, initial results were announced: flowback and production of condensed water and oil was encouraging with estimated oil production reaching over 150 bopd during the first few days of production. The well subsequently experienced casing collapse, which was not unexpected as the project was utilizing existing, older wellbores. The Company has made adjustments to place the well back on production in a non-optimized configuration; the well was producing at approximately 25 bopd to 30 bopd and has subsequently been suspended due to damaged casing.

In March 2008, the Company completed an Addendum to the Plan of Development that outlined the technical, capital and production profiles for the Patos Marinza field. Under this Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal drilling, and waterflood and thermal recovery techniques. The Addendum was submitted to the Albanian Government and is currently awaiting final approval.

The Addendum provides a three-year plan consisting of successful reactivation of 252 existing wells, infill drilling of 68 vertical and 42 horizontal wells, implementation of a waterflood program in the Upper Marinza sands (56 oil producers and 12 water injectors), and a cyclic steam thermal project that will start with an initial eight well pilot phase in 2008, an evaluation period in 2009, and a 32 wells commercial expansion in 2010. Capital costs of approximately $370.0 million will be required over the next 3 years to increase production to approximately 20,000 bopd by the end of 2010. Production maintenance capital expenditures of about $260.0 million will be required between 2011 and 2030 to maintain production levels and further develop the oilfield for improved recoveries between 2011 and 2030.

**United States**

Bankers' Woodford shale project in Oklahoma, U.S., proved capable of shale production during 2007. The successful drilling of five wells in the Tishomingo field, Ardmore basin, established first commercial natural gas production for the Company and resulted in 45.8 Bcfe of proved plus probable reserves at December 31, 2007. The success in this area has led to plans for an additional development drilling program for 2008, which is expected to substantially increase production and reserves.

In Texas, a 27% interest in the Palo Duro Basin was sold to Palo Duro Energy Inc. for a total consideration of $19.5 million in May. The cash received was used in funding the 2007 U.S. capital program.

## 6.8 Production Estimates

Estimated production volumes derived from the first year (2008) of the cash flow forecasts prepared in conjunction with the Company's reserves data (and included in the RPS Report) are provided in the following table.

**Summary of Production Estimates**
***Proved + Probable Reserves Case***
***For Year 2008***

| | Estimated Production – 2008 (Gross) | | | | |
|---|---|---|---|---|---|
| | Albania | United States | | | Company Total |
| *Reserve Category* | Heavy Oil (Mbbl) | Light & Medium Oil (Mbbl) | Natural Gas (MMcf) | Natural Gas Liquids (Mbbl) | (Mboe) |
| ***Albania*** | | | | | |
| Patos Marinza[1] | 2,639.5 | - | - | - | 2,639.5 |
| Total | 2,639.5 | - | - | - | 2,639.5 |
| ***United States*** | | | | | |
| Tishomingo, OK | - | 58.5 | 1,319.6 | 66.0 | 344.4 |
| Total | - | 58.5 | 1,319.6 | 66.0 | 344.4 |

*(1) Significant fields represent greater than 20% of Company total (by country) of production in the first year of forecast*

## 6.9 Production History

The Company's historical production and netback data for period ended December 31, 2007 is presented below.

**Summary of 2007 Company Share of Production & Netbacks**

| | Albania | | | | | United States | |
|---|---|---|---|---|---|---|---|
| | Heavy Oil | | | | | Light & Medium Oil + NGL | Natural Gas |
| | Q1 | Q2 | Q3 | Q4 | Total Year | Total Year | Total Year |
| Company share of daily production (bopd or Mcf/d before deduction of royalties) | 4,388 | 4,314 | 4,753 | 5,429 | 4,724 | 26 | 224 |
| Average ($/bbl or $/mcf) | | | | | | | |
| Price received | 27.19 | 32.89 | 37.14 | 42.84 | 35.54 | 69.37 | 5.73 |
| Royalties paid | 3.65 | 4.28 | 4.40 | 4.42 | 4.21 | n/a | n/a |
| Production costs | 12.12 | 12.47 | 7.84 | 13.60 | 12.80 | n/a | n/a |
| Netback | 11.42 | 16.14 | 19.93 | 24.82 | 18.53 | n/a | n/a |
| Total annual production (Mbbl or Mcf before deduction of royalties) | 394.9 | 393.4 | 437.3 | 499.5 | 1,724.3 | 9.5 | 82.0 |
| Important fields (greater than 20% of total) | | | | | | | |
| Patos Marina - (represents 99% of above) | | | | | | | |

* U.S. production commenced in September 2007; due to the low production volumes in the U.S. operations, 2007 U.S. netback is not representative of future operations

## PART 7: NOTES

The following definitions and guidelines are contained in Section 5.4 of Volume 1 of the Canadian Oil and Gas Evaluation Handbook (Second Edition, September 1, 2007) prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the "COGE Handbook) and have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Readers should consult the COGE Handbook for additional explanation and guidance. Certain other terms used in this Listing Application have the meanings assigned to them in NI 51-101 and accompanying Companion Policy 51-101 CP, adopted by the Canadian securities regulatory authorities.

Gross

(a) In relation to the Company's interest in production or reserves, its "company gross reserves", which are the Company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interest of the Company.

(b) In relation to wells, the total number of wells in which the Company has an interest.

(c) In relation to properties, the total area of properties in which the Company has an interest.

Net

(a) In relation to the Company's interest in production or reserves, the Company's working interest (operating and non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in production or reserves.

(b) In relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations from a given date forward, based on:

- Analysis of drilling, geological, geophysical and engineering data;
- The use of established technology; and
- Specified economic conditions

Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) ***Developed reserves*** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) ***Developed producing reserves*** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) ***Developed non-producing reserves*** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) ***Undeveloped reserves*** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and
- At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Forecast prices and costs

Future prices and costs that are:

(a) Generally accepted as being a reasonable outlook of the future; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary pricing table identifies benchmark reference pricing that apply to the Company.

Constant prices and costs

Prices and costs used in an estimate that are:

(a) The Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a). For the purposes of paragraph (a), the Company's prices are the

posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

# Form 51-101F2

## Report on Reserves Data
## by Independent Qualified Reserves Evaluator or Auditor

***Report on Reserves Data***

To the Board of Directors of Bankers Petroleum (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2007. The reserves data consist of the following:

   (a) (i) proved, proved plus probable, and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2007 using forecast and constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

| Independent Qualified Reserves Evaluator or Auditor | Description and Preparation Date of Evaluation Report | Location of Reserves (Country) | Net Present Value of Future Net Revenue (10% Discount Rate) | | | |
|---|---|---|---|---|---|---|
| | | | Audited ($) | Evaluated (MMUS$) | Reviewed ($) | Total (MMUS$) |
| MHA | Evaluation of the P&NG Reserves of Bankers Petroleum Ardmore Basin OK, as of Dec. 31, 2007 | USA | | 91.0 | | 91.0 |
| **Total** | | | **Nil** | **91.0** | **Nil** | **91.0** |

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MHA Petroleum Consultants, Inc.
Golden, Colorado
March 6, 2008

Leslie S. O'Connor, B. Sc., L.P.G.
Vice President

LSO'Connor

RPS Energy

Suite 1400, 800 – Fifth Avenue S.W., Calgary, Alberta T2P 3T6 Canada
T +1 403 265 7226 F +1 403 269 3175 W www rpsgroup.com W www apa-inc.com

March 25, 2008

The Board of Directors,
Bankers Petroleum Ltd.
400, 906 12th Ave. S.W.
Calgary, AB
Canada, T2R 1K7

**Subject: Form 51-101F2, Report on Reserves Data**

1. We have evaluated the Patos Marinza oilfield, Albania reserves data of Bankers Petroleum Ltd. (the "Company") as at December 31, 2007. The reserves data estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:

| Independent Qualified Reserves Evaluator | Description of Evaluation Report | Preparation Date of Evaluation Report | Location of Reserves | Net Present Value of Future Net Revenue Before Income Taxes Proved + Probable Reserves<br>Million US Dollars, 10% discount rate | | |
|---|---|---|---|---|---|---|
| | | | | Audited | Evaluated | Reviewed |
| RPS Energy Canada Ltd. | "Evaluation of Reserves, Bankers Petroleum Albania Ltd., Albanian Assets, as at December 31, 2007." | March 10, 2008 | Albania | $ n/a- | $1,393 | $ n/a |

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

**RPS Energy Canada Ltd.**

Brian D. Weatherill, P.Eng.

**FORM 51-101F3**

**REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE**

Management of Bankers Petroleum Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

Independent qualified reserve evaluators have evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2, which is the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(signed) *"Abdel F. (Abby) Badwi"*
Abdel F. (Abby) Badwi, Chief Executive Officer

(signed) *"Douglas C. Urch"*
Douglas C. Urch, VP, Finance & Chief Financial Officer

(signed) *"Robert Cross"*
Robert Cross, Director

(signed): *"Eric Brown"*
Eric Brown, Director

Dated this 28th day of March, 2008

News release, filed March 25, 2008

Bankers PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES THREE-YEAR PLAN

***Albanian Production to Increase to Approximately 20,000 boed by Year-End 2010; Restructuring for U.S. Subsidiary in 2008***

**CALGARY, March 25, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to introduce its three-year plan of development (the Plan) for its Albanian assets as well as a proposed restructuring for its U.S. subsidiary Bankers Petroleum (US) Inc.

## *Albania Three-Year Strategic Plan*

In March 2008, the Company completed an Addendum to the Plan of Development that outlined the technical, capital and production profiles for the Patos Marinza field. Under this Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal drilling, and waterflood and thermal recovery techniques. The Addendum was submitted to Albpetrol Sh. A. and the Albanian Government and is currently awaiting final approval.

Regarding the recently acquired Kucova oilfield in Albania, the Company will be completing its evaluation and will disclose details of its capital program and reserves assessment by the end of the second quarter.

The Plan's total capital investment is estimated to be $370.0 million and will be primarily funded from existing working capital and future cash flow. The Plan's objective is to achieve production target of 20,000 bopd by December 2010.

The Company's strategic objective is to remain focused on exploration and production activities in Albania.

*Maximizing Patos Marinza's Potential*

The original plan of development was mainly comprised of recompleting active wells and re-activation of suspended wells through primary cold heavy oil production (CHOP) of previously operated wells by the state oil company, Albpetrol Sh. A. The new Addendum to the plan of development moves beyond primary recovery techniques, identifying methods to further access the substantial oil reserves of the field by applying the appropriate extraction method to each individual formation. The various technologies will be focused to maximize the recoveries from each formation through disciplined and staged exposure of capital and an overall 'field to formation' development plan. While the Plan includes approximately $90.0 million for waterflood and thermal work programs, there are no reserves recognition for these activities in the recently announced 2007 year-end reserves report. Positive results from these programs are expected to contribute to additional reserves recognition in 2008 and beyond.

The Plan contemplates the following activities for the Patos Marinza field over the next three years(1):

| | |
|---|---|
| Reactivations | 250 existing wells |
| Vertical & horizontal infill wells | 60 wells |
| Waterflood program | 50 wells – reactivation and new wells |
| Cyclic Steam Stimulation | Initial eight well pilot phase in 2008<br>Evaluation period in 2009<br>30 well commercial expansion in 2010 |
| Capital Expenditure | Total: $370.0 million<br>• 2008 – $80.0 million<br>• 2009 – $120.0 million<br>• 2010 – $170.0 million |
| Production Target Exit Rate | • 2008 – 7,000 bopd<br>• 2009 – 14,000 bopd<br>• 2010 – 20,000 bopd |

*(1) During this period, Bankers will continue to review additional requirements for investment and growth and will provide new or revised plans in annual work programs and budgets. Note that these are estimates and may change based on changing circumstances, knowledge and results.*

## *Restructuring of Bankers Petroleum (US) Inc.*

Recognizing the size of Patos Marinza and Kucova heavy oilfields in Albania, Bankers' Board of Directors decided in its three-year plan to focus its resources on maximizing the potential of these very important assets. With recent success in Oklahoma, the Company determined that the timing is right for Bankers U.S. to be restructured into a separate entity to proceed with its own growth plans in a manner that will maximize value and preserve future upside to all Bankers' existing shareholders. As such, the Company will consider structuring alternatives in respect of Bankers U.S. over the next few weeks to determine the most optimal arrangement for this restructuring and will announce further details as soon as possible.

A 2008 capital program of $45.0 million has been established to drill, complete and tie-in 30 wells in the Tishomingo gasfield. This is expected to be funded from working capital and debt secured by the US assets; Bankers is currently evaluating several debt financing proposals.

---------

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the expected future production levels, future prices and netback, work plans, anticipated total oil recovery of the Patos Marinza oilfield and the Tishomingo gasfield in Oklahoma, U.S., the proposed plan of arrangement for the U.S. assets, and potential opportunities constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Exploration for oil and natural gas is a speculative business that involves a high degree of risk. Few shale natural gas wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the*

*Company on its US properties will result in discovery of commercial qualities of natural gas. The Company's expectations for its Albanian operations and plans are subject to a number of risks in addition to those inherent in oil production operations, including: that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; exports from Albania being disrupted due to unplanned disruptions; and changes in the political or economic environment.*

*Production and netback forecasts are based on a number of assumptions including that the rate and cost of well takeovers and well recompletions of the past will continue and success rates will be similar to those rates experienced for previous well recompletions/development; that further wells taken over and recompleted will produce at rates similar to the average rate of production achieved from wells recompleted/redeveloped in the past; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; approval of the Addendum to the Plan of Development; the existence of reserves as expected; the continued release by Albpetrol of areas and wells pursuant to the Plan of Development and Addendum; the absence of unplanned disruptions; the ability of the Company to successfully drill new wells and bring production to market; and general risks inherent in oil and gas operations.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 16 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on developing large oil and gas reserves. In Albania, Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield and has a 50% interest in the Kucova oil field. It also holds an average 50% interest in the Tishomingo gas field in Oklahoma and varied interests in three other areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –


**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed March 20, 2008

Bankers
PETROLEUM LTD

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM REPORTS 54% INCREASE IN RESERVES

## *Proved plus Probable Reserves of 147.1 Million Barrels for Albania & 9.5 Million Boe for Oklahoma, U.S.*

**CALGARY, March 20, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to provide the results of its December 31, 2007, independent reserves evaluation. Evaluations were conducted by RPS Energy Canada Ltd. (formerly APA Petroleum Engineering Inc.) for Bankers' Albanian assets and MHA Petroleum Consultants, Inc. for Bankers' U.S. assets, and were prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

***2007 Reserves Summary***

- Proved reserves (1P) increased 19% to 54.0 million barrels of oil equivalent (MMboe) from 45.3 MMboe in 2006, net of 2007 production of 1.7 MMboe (4,764 boepd) in 2007;
- Proved plus Probable reserves (2P) increased 54% to 156.6 MMboe from 101.9 MMboe in 2006; and
- Possible reserves of 96.7 MMboe were added to the evaluation for total 3P reserves of 253.3 MMboe.

The majority of the increase in reserves is attributable to the Patos Marinza oilfield in Albania that has 1,957 MMboe of recognized oil-in-place. The increase is attributable to the continuation of well reactivations and a new well development program associated with Bankers three-year plan, which will be announced shortly. No reserves are included for the recent Kucova field acquisition, announced in February 2008.

In Oklahoma, successful discoveries and development drilling in the Tishomingo field established first commercial natural gas production for the Company in September 2007. This resulted in 45.8 Bcfe of Proved plus Probable reserves at December 31, 2007. Additional drilling in this area will continue in 2008.

**Summary of Oil and Gas Reserves**
***Forecast Prices and Costs***

All amounts in the following table represent Bankers' working interest before royalties.

| | Albania | United States | | | | | |
|---|---|---|---|---|---|---|---|
| | Heavy Oil | Light & Medium Oil | Natural Gas | Natural Gas Liquids | Total 2007 | Total 2006* | % Change |
| | (Mbbl) | (Mbbl) | (MMcf) | (Mbbl) | (Mboe) | (Mboe) | |
| Proved | | | | | | | |
| Developed Producing | 14,000 | 40 | 4,717 | 236 | 15,062 | 10,439 | 44% |
| Undeveloped | 36,800 | 102 | 9,416 | 471 | 38,942 | 34,855 | 12% |
| Total Proved | 50,800 | 142 | 14,132 | 707 | 54,004 | 45,294 | 19% |
| Probable | 96,200 | 210 | 28,278 | 1,414 | 102,537 | 56,558 | 81% |
| Total Proved Plus Probable | 147,100 | 352 | 42,411 | 2,121 | 156,641 | 101,852 | 54% |
| Possible | 93,500 | - | 14,810 | 741 | 96,709 | - | - |
| Total Proved, Probable & Possible | 240,600 | 352 | 57,220 | 2,861 | 253,349 | 101,852 | 149% |

*Note: May not add due to rounding*
*Boe basis: 6,000 mcf to 1 boe*

** All 2006 reserves relate to Albania*

**Net Present Value of Reserves**
***Forecast Prices and Costs** – Before Income Taxes*

| *(US$ Millions)* | 2007 Undisc. | 2007 Disc. at 10% | 2006 Undisc. | 2006 Disc. at 10% | % Change Undisc. | % Change Disc at 10% |
|---|---|---|---|---|---|---|
| ***Albania*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 176.0 | 132.0 | 115.0 | 89.1 | 52% | 48% |
| Undeveloped | 568.0 | 281.0 | 268.8 | 116.1 | 111% | 142% |
| Total Proved | 744.0 | 413.0 | 384.3 | 205.2 | 94% | 101% |
| Probable | 2,469.0 | 980.0 | 1,162.3 | 396.4 | 112% | 147% |
| Total Proved Plus Probable | 3,213.0 | 1,393.0 | 1,546.6 | 601.6 | 108% | 132% |
| Possible | 3,174.0 | 577.0 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 6,387.0 | 1,970.0 | 1,546.6 | 601.6 | 313% | 227% |
| ***United States*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 53.1 | 13.4 | - | - | n/a | n/a |
| Undeveloped | 72.7 | 17.0 | - | - | n/a | n/a |
| Total Proved | 125.8 | 30.4 | - | - | n/a | n/a |
| Probable | 235.9 | 60.6 | - | - | n/a | n/a |
| Total Proved Plus Probable | 361.7 | 91.0 | - | - | n/a | n/a |
| Possible | 153.5 | 36.6 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 515.2 | 127.6 | - | - | n/a | n/a |
| ***Total*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 229.1 | 145.4 | 115.5 | 89.1 | 98% | 63% |
| Undeveloped | 640.7 | 298.0 | 268.8 | 116.1 | 138% | 157% |
| Total Proved | 869.8 | 443.4 | 384.3 | 205.2 | 126% | 116% |
| Probable | 2,704.9 | 1,040.6 | 1,162.3 | 396.4 | 133% | 163% |
| Total Proved Plus Probable | 3,574.7 | 1,484.0 | 1,546.6 | 601.6 | 131% | 147% |
| Possible | 3,327.5 | 613.6 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 6,902.2 | 2,097.6 | 1,546.6 | 601.6 | 346% | 249% |

*Note: May not add due to rounding*

**Net Present Value of Reserves**
***Forecast Prices and Costs*** ***– After Income Taxes***

| *(US$ Millions)* | 2007 Undisc. | 2007 Disc. at 10% | 2006 Undisc. | 2006 Disc. at 10% | % Change Undisc. | % Change Disc at 10% |
|---|---|---|---|---|---|---|
| ***Albania*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 115.0 | 93.0 | 77.9 | 64.5 | 48% | 44% |
| Undeveloped | 278.0 | 137.0 | 128.1 | 53.3 | 117% | 157% |
| Total Proved | 392.0 | 231.0 | 206.0 | 117.9 | 90% | 96% |
| Probable | 1,209.0 | 490.0 | 574.9 | 200.8 | 110% | 144% |
| Total Proved Plus Probable | 1,601.0 | 720.0 | 780.9 | 318.7 | 105% | 126% |
| Possible | 1,576.0 | 289.0 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 3,175.0 | 1,009.0 | 780.9 | 318.7 | 307% | 217% |
| ***United States*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 35.2 | 8.8 | - | - | n/a | n/a |
| Undeveloped | 48.2 | 11.2 | - | - | n/a | n/a |
| Total Proved | 83.4 | 20.1 | - | - | n/a | n/a |
| Probable | 156.4 | 40.2 | - | - | n/a | n/a |
| Total Proved Plus Probable | 239.8 | 60.2 | - | - | n/a | n/a |
| Possible | 101.8 | 24.3 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 341.6 | 84.5 | - | - | n/a | n/a |
| ***Total*** | | | | | | |
| Proved | | | | | | |
| Developed Producing | 150.2 | 101.8 | 77.9 | 64.5 | 93% | 58% |
| Undeveloped | 326.2 | 148.2 | 128.1 | 53.3 | 155% | 178% |
| Total Proved | 475.4 | 251.1 | 206.0 | 117.9 | 131% | 113% |
| Probable | 1,365.4 | 530.2 | 574.9 | 200.8 | 138% | 164% |
| Total Proved Plus Probable | 1,840.8 | 780.2 | 780.9 | 318.7 | 136% | 145% |
| Possible | 1,675.8 | 313.3 | - | - | n/a | n/a |
| Total Proved, Probable & Possible | 3,516.6 | 1,093.5 | 780.9 | 318.7 | 350% | 243% |

*Note: May not add due to rounding*

### *Shareholder Information*

The reserve data in this release is subject to and should be read in conjunction with the entire Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information. The Form 51-101F1, Form 51-101F2 – Report of Independent Qualified Reserves Evaluator and Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure are expected to be filed with Canadian securities regulators by March 31, 2008. Upon filing, this information can be accessed electronically on Bankers website at www.bankerspetroleum.com or on the SEDAR website at www.sedar.com.

---------

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the reserves valuations, expected future production levels, future prices and netback, work plans, anticipated total oil recovery of the Patos Marinza oilfield and the Tishomingo gasfield in Oklahoma, U.S., and potential opportunities constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Exploration for oil and natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially, including shale natural gas wells. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. The Company's expectations for its Albanian operations and plans are subject to a number of risks in addition to those inherent in oil production operations, including: that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; exports from Albania being disrupted due to unplanned disruptions; and changes in the political or economic environment.*

*Production and netback forecasts are based on a number of assumptions including that the rate and cost of well takeovers and well recompletions of the past will continue and success rates will be similar to those rates experienced for previous well recompletions/development; that further wells taken over and recompleted will produce at rates similar to the average rate of production achieved from wells recompleted/redeveloped in the past; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence and volumes of reserves as expected; the continued release by Albpetrol of areas and wells pursuant to the Plan of Development; the absence of unplanned disruptions; the ability of the Company to bring production to market; and other general risks inherent in oil and gas operations.*

*The Company's actual reserves and future production may be greater than or less than the estimates provided. The estimated future net revenue from the production of the Company's reserves does not represent the fair market value of Bankers' reserves.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 16 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on developing large oil and gas reserves. In Albania, Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield and has a 50% interest in the Kucova oilfield. It also holds an average 50% interest in the Tishomingo gasfield in Oklahoma and varied interests in three other areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited

Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

Alternative monthly report, filed March 10, 2008

RECEIVED
2008 MAY -1 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# REPORT UNDER PART 4
# Of
# NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 2700, P.O. Box 27
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J1

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

This is the initial report filed by the Offeror under Part 4 of NI 62-103 in respect of Bankers Petroleum Ltd. (the "Issuer").

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at February 29, 2008, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 81,464,755 common shares (the "Common Shares") of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) the Offeror exercises control or direction over 16.0% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Opportunities Hedge Fund L.P., Sprott Opportunities Master Fund Ltd., Sprott Growth Fund, Sprott Small Cap Hedge Fund, Sprott Energy Fund, Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Master Fund II, Ltd., and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

   The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of March, 2008.

**SPROTT ASSET MANAGEMENT INC.**

By: "Iryna Gordiyenko"
Iryna Gordiyenko
Chief Financial Officer

News release, filed March 4, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT

**CALGARY, March 4, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has completed the final closing of its previously announced CDN$60.0 million private placement, pursuant to which the Company issued the remaining 11,111,111 shares at a price of $0.90 per share for gross proceeds of approximately CDN$10.0 million.

The Company has issued an aggregate of 66,666,666 shares of the Company, at a price of $0.90 per share for gross proceeds of approximately CDN$60.0 million. The securities are subject to a four month hold period. Sprott Asset Management ("Sprott") previously subscribed for 55,555,555 common shares for gross proceeds of CDN$50.0 million and Blackrock Investment Management (UK) ("Blackrock") subscribed for the remaining 11,111,111 common shares for gross proceeds of CDN$10.0 million. Subsequent to the private placement, Sprott and Blackrock hold 15.2% and 13.8% of the Company's issued and outstanding common shares, respectively.

Proceeds from the placement will be used to fund the Company's exploration and development programs in Albania and the United States, the recent acquisition of a 50% interest in the license to explore and develop the Kucova oilfield, Albania, and for general corporate purposes. Application has been made for the 11,111,111 shares issued under this tranche of the private placement to be admitted to trading on the AIM Market of the London Stock Exchange.

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 -

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed February 13, 2008

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM PROVIDES OPERATIONAL UPDATE

## *Higher Oil Prices and Initial Steam Results in Albania*

**CALGARY, February 13, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to provide an operational update for its Albanian heavy oil operations and its United States exploration program.

### *Albania*

Bankers' Patos Marinza operations increased its 2007 exit production by 12% to 5,337 bopd from 4,406 bopd at the end of 2006. During the fourth quarter, average daily production was 5,169 bopd, which represents a 24% increase compared to the same period in 2006.

Effective January 1, 2008, the Company renegotiated its domestic crude oil sales agreement with ARMO Sh.A, the state-owned Albanian refining and marketing organization, and completed an export agreement with a second refinery in Italy. The higher domestic sales price compares favourably to the previous contract, becoming competitive with export pricing. The domestic sales contract with ARMO Sh.A. includes volume commitments of between 50% to 55% of Bankers production in Albania.

Bankers expects that its overall average sales price will approximate 56% of the Brent oil price for 2008, dependant upon total domestic versus export volumes. Based on a current Brent price of US$93.00 per barrel, this translates into an average sales price of US$52.00 per barrel as compared to US$35.54 per barrel in 2007. For January 2008, average blended sales price was US$49.51 as compared to US$39.56 for December 2007, a 25% improvement.

Steam injection operations commenced on an existing well into the Driza formation sands during the fourth quarter of 2007. In early December, approximately 17,000 barrels of cold water equivalent steam was successfully injected into the well. Initial flowback and production of condensed water and oil was encouraging with estimated oil production reaching over 150 bopd during the first few days of production. The well subsequently experienced casing collapse at the perforations. Since that time, the Company made adjustments to place the well back on production in a non-optimized configuration. Current production rates are approximately 25 to 30 bopd with a strong fluid level as optimization continues, compared to prior production of seven bopd.

Taking these results into account, Bankers believes that newly planned thermal wells will be designed to overcome the casing integrity issues experienced with existing wells. The Company expects to drill eight new wells for the thermal steam project in the fourth quarter of 2008.

Further details of the Company's three-year plan will be released in March 2008. In preparation for implementation, Bankers has contracted a drilling rig to begin in the second quarter of 2008, and is seeking a second drilling rig for the third quarter of the year.

***United States***

Oklahoma, Ardmore Basin

In Bankers' Woodford shale project, the "Tishomingo field", the Company finished drilling and fracture stimulating its third and fourth horizontal shale wells, the Brock 4-1H and Brock 9-1H. The wells have currently recovered about 43% of the injected fracture fluid and are producing using a gas lift. Initial production rates were approximately 2.1 mmcfe/d and 1.8 mmcfe/d respectively. This compares favourably to Bankers first two horizontal wells, one of which is on production and the other, the WLC 17-1H (initial production rate: 2.1 mmcfe/d), is currently shut-in awaiting pipeline hook-up. Total behind pipe volume is 6.0 mmcfe/d. A gathering system is currently being installed to connect the Brock wells to the processing facility, which the Company expects to have completed by the end of February 2008. Bankers US production averaged 1.0 mmcfe/d in the fourth quarter of 2007 and had an exit production rate of 0.7 mmcfe/d.

Bankers has received a preliminary brute stack for the entire 115 square mile 3D seismic survey that was acquired last year, and is using this data to select its drill sites for 2008. The first five locations have been chosen and three new locations are currently being built. The first of these wells is expected to spud in the next two weeks. Two additional rigs are scheduled to begin drilling the other two locations in the first week of March.

Texas, Palo Duro Basin

In the Palo Duro Basin, results have not been as anticipated. Two of the three horizontal stages were fracture stimulated in the Atoka A zone of the horizontal Cogdell #64-1H well. Testing resulted in virtually no hydrocarbon recovery, likely due to the fracture having connected into a water interval. This well was redrilled horizontally out of the same wellbore that originally produced 325 mcf/d from the Atoka A zone in an attempt to increase the production rate. The well recovered all of the injected water and was still producing significant water rates at the time it was shut-in. Bankers is currently evaluating its options for the remaining part of the wellbore.

Bankers Black 4-1 well has not yet been fracture stimulated in the Bend shale. Core Laboratories has recently completed additional tests on core material from Bankers' Burleson Ranch well to test some theories for a different fracture stimulation method. Bankers anticipates that it will have the fracture stimulation recommendation for the Black 4-1 well in the next two weeks.

---------

***Caution Regarding Forward-looking Information***

*Information in this news release respecting expected future production levels, future sales prices and netback, work plans and potential opportunities constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Exploration for oil and natural gas is a speculative business that involves a high degree of risk. Few shale natural gas wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. The Company's expectations for its Albanian operations and plans are subject to a number of risks in addition to those inherent in oil production operations, including: that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; exports from Albania being disrupted due to unplanned disruptions; and changes in the political or economic environment.*

*Production and netback forecasts are based on a number of assumptions including that the rate and cost of well takeovers and well recompletions of the past will continue and success rates will be similar to those rates experienced for previous well recompletions/development; that further wells taken over and recompleted will produce at rates similar to the average rate of production achieved from wells recompleted/redeveloped in the past; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells pursuant to the Plan of Development; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 16 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –


**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed February 11, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM CLOSES TRANSACTION TO ACQUIRE 50% INTEREST IN KUCOVA HEAVY OILFIELD IN ALBANIA

## *Implementing Oilfield Evaluation to Further Define Potential*

**CALGARY, February 11, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has successfully closed its previously announced acquisition of a 50% interest in the Kucova oilfield through the acquisition of 50% of the issued and outstanding securities of an independent private company ("Privatco").

Privatco holds the exclusive right to evaluate and redevelop the Kucova heavy oilfield located in Albania pursuant to a Petroleum Agreement with Albpetrol Sh.A. of Albania, the state-owned petroleum company, and a License Agreement with the National Agency of National Resources. The consideration paid included cash and warrants. Application has been made for admission of the shares underlying the warrants to the AIM Market of the London Stock Exchange.

Bankers will undertake an evaluation of the oilfield to further define its remaining reserves and production potential. The terms of the transaction include an option to acquire the remaining 50% interest for an aggregate 100%; the Company has until June 30, 2008 to exercise this option.

---------

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the Company's option and the Kucova oilfield and its potential reserves and production potential constitute forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Should Bankers elect to not exercise the second option, the Company would relinquish its 50% ownership in Privatco to the vendors. There is no assurance that evaluation of the Kucova heavy oilfield will prove to be favourable, that recovery of remaining reserves will be economic, that there will be continued economic and political stability on the region, or that the Company will exercise the option to acquire the remaining 50% interest in the field. The exploration for oil and oil recovery projects are subject to a number of inherent risks, some of which are described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*Forward-looking statements and information are based on assumptions that financing, equipment Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and*

*uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

***Review by Qualified Person***

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 16 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

Block Admission Return (AIM notification), filed February 10, 2008

## Sun Feb 10, 2008
## Block Admission Return

The Company makes the following announcement with respect to the issuance of common shares, options, and warrants for the period from August 3rd, 2007 to February 10th, 2008.

### COMMON SHARES ISSUED & OUTSTANDING

| Shares Outstanding 3rd Aug 2007 | Options Exercised | Exercise Warrants | Equity Placement Shares @$0.90 | Equity Placement Shares @$0.58 | Shares Outstanding 10th Feb 2008 |
|---|---|---|---|---|---|
| | 100,000 | | 66,666,666 | 4,400,000 | |
| 448,109,492 | 100,000 | 0 | 66,666,666 | 4,400,000 | 519,276,158 |

| Shares Outstanding 3rd Aug 2007 | Stock Options Exercised | Stock Options Exercised | Stock Options Cancelled | Exercise Price $/share | Stock Options Outstanding 10th Feb 2008 |
|---|---|---|---|---|---|
| | 100,000 | | | $0.22 | |
| | | 325,000 | | $0.52 | |
| | | 4,400,000 | | $0.58 | |
| | | 250,000 | | $0.83 | |
| | | 4,375,000 | | $0.90 | |
| | | | 250,000 | $0.75 | |
| | | | 75,000 | $0.64 | |
| | | | 250,000 | $0.52 | |
| | | | 200,000 | $1.39 | |
| 32,955,000 | (100,000) | 9,350,000 | (775,000) | | 41,430,000 |

### WARRANTS OUTSTANDING

| Warrants Outstanding 3rd Aug 2007 | Exercised | Granted 15th Nov 07 | Granted 8th Feb 08 | Cancelled | Exercise Price $/share | Warrants Outstanding 10th Feb 2008 |
|---|---|---|---|---|---|---|
| | | 4,400,000 | | | $1.00 | |
| | | | 722,188 | | $0.75 | |
| 33,201,264 | | 4,400,000 | 722,188 | | | 38,323,452 |

The company currently has an issued share capital of **519,276,158** as at February 8, 2007. During the period, the Company issued 9,350,000 stock options.

Further to the above updated share, options and warrant information, Bankers refers to the following releases for changes in capitalization:

- 10-August-2006 Block Admission Return

- 5-February-2007 Block Admission Return
- 3-August-2007 Block Admission Return

Bankers will apply for the underlying shares for options and warrants from these returns of 63,859,497 to be admitted to AIM as part of the AIM Block Admission. Total current capitalization of the Company is: **519,276,158 common shares, 41,430,000 options and 38,323,452 warrants.**

This press release is being issued in compliance with the rules of the AIM market of the London Stock Exchange.

For more information please contact:

Susan J. Soprovich
VP, Investor Relations & Corporate Governance
Tel: 403-513-2681
Fax: 403-228-9506
Email: ssoprovich@bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

Material change report, filed February 8, 2008

**FORM 51-102F3**
***MATERIAL CHANGE REPORT***

**Item 1. Name and Address of Company**

Bankers Petroleum Ltd. ("Bankers" or the "Corporation")
Suite 400, 906 - 12th Avenue S.W.
Calgary, AB T2R 1K7

**Item 2. Date of Material Change**

January 31, 2008

**Item 3. News Release**

A news release was disseminated through the services of CNW Group on January 31, 2008.

**Item 4. Summary of Material Change**

Bankers announced a non-brokered CDN$60.0 million private placement, representing 66,666,666 common shares of the Corporation, at a price of CDN$0.90 per share (a 17% premium to the January 30, 2008, TSX market closing price).

**Item 5.1 Full Description of Material Change**

Bankers announced a non-brokered CDN$60.0 million private placement, representing 66,666,666 common shares of the Corporation, at a price of CDN$0.90 per share (a 17% premium to the January 30, 2008, TSX market closing price). Sprott Asset Management ("Sprott") will subscribe for 55,555,555 common shares for gross proceeds of CDN$50.0 million and Blackrock Investment Management (UK) ("Blackrock") will subscribe for 11,111,111 common shares for gross proceeds of CDN$10.0 million. Subsequent to completion of the private placement, Sprott and Blackrock will hold 15.2% and 13.9%, respectively, of Bankers' issued and outstanding common shares. Blackrock currently holds approximately 13.4% of Bankers' issued and outstanding common shares.

The financing, scheduled to close on or about February 5, 2008, is subject to regulatory approval and completion of definitive documentation. Bankers will pay a financial advisory fee in cash as allowable under Toronto Stock Exchange policies. The Sprott subscription closed on February 5, 2008. The Blackrock subscription is expected to close by February 15, 2008 upon completion of final documentation and meeting regulatory requirements. Both the Sprott and Blackrock subscription agreements contain customary terms, conditions, representations and warranties for private placements of this kind.

Net proceeds of $58.7 million will be used to fund the Corporation's exploration and development programs in Albania and the United States, the recently announced Albanian acquisition, and for general corporate purposes.

The subscription price of CDN$0.90 per share was determined through negotiation between Bankers and Sprott, and Blackrock was subsequently offered the same price. The price, which represented a 17% premium to the January 30, 2008 closing price, was unanimously approved by Bankers' board of directors.

The above transaction, as it relates to Blackrock as a related party, is exempt from the formal valuation and minority approval requirements of OSC Rule 61-501 entitled *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* as the fair market value of the Blackrock subscription is substantially less than 25% of Bankers market capitalization.

Bankers wishes to close the Blackrock subscription within 21 days of this material change report and believes doing so is reasonable and necessary so that Bankers is able to utilize the proceeds as described above without delay and to minimize risk of market uncertainty.

**Item 5.2. Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable. This is not being filed on a confidential basis.

**Item 7. Omitted Information**

No information has been omitted on the basis that it is confidential information.

**Item 8. Executive Officer**

For further information, contact Susan J. Soprovich, VP, Investor Relations and Corporate Governance, (403) 513-2681.

**Item. 9 Date of Report**

February 8, 2008

News release, filed February 8, 2008

Bankers
PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

## Shareholder Notification

**CALGARY, February 8, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) was notified on February 7, 2008 that, as at close of business on February 7, 2008, Blackrock Investment Management (UK) ("Blackrock"), an investment management company, had an interest with direct voting rights in 60,723,221 shares in the Company, representing 13.4% of the total issued share capital of the Company.

On February 6, 2008. Bankers completed the closing of CDN$50.0 million of its previously announced CDN$60.0 million private placement at a price of CDN$0.90 per share. The remainder of the placement is placed with Blackrock, who will subscribe for 11,111,111 common shares for gross proceeds of CDN$10.0 million to be satisfied by cash. After the close, Blackrock will hold an interest with direct voting rights in 71,834,332 shares in the Company, representing 13.9% of the total issued share capital of the Company. Bankers expects to close the remainder of the private placement before February 15, subject to meeting regulatory requirements and completion of documentation.

The securities are subject to a four month hold period. Proceeds from the placement will be used to fund the Company's exploration and development programs in Albania and the United States, the recently announced Albanian acquisition and for general corporate purposes.

There are currently no management service contracts or plans to enter such contracts existing between Blackrock and Bankers. Bankers' Directors consider, having consulted with its nominated adviser, that the terms of the transaction are fair and reasonable insofar as its shareholders are concerned.

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed February 6, 2008

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

## BANKERS PETROLEUM CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

**CALGARY, February 6, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has completed the first closing of its previously announced CDN$60.0 million private placement, pursuant to which the Company issued 55,555,555 shares at a price of $0.90 per share for gross proceeds of approximately CDN$50.0 million.

Bankers expects to close the remainder of the private placement before February 15, subject to meeting regulatory requirements and completion of documentation. Once finalized, the Company will have issued an aggregate of 66,666,666 shares of the Company, at a price of $0.90 per share for gross proceeds of approximately CDN$60.0 million. The securities are subject to a four month hold period. Proceeds from the placement will be used to fund the Company's exploration and development programs in Albania and the United States, the recently announced Albanian acquisition and for general corporate purposes.

Application has been made for the shares issued under the private placement to be admitted to trading on the Toronto Stock Exchange and the AIM Market of the London Stock Exchange (effective February 6, 2008).

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

\- 30 -

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed February 1, 2008

Bankers
PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

February 1, 2008

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 31st of January 2008 the Company granted the following options, all of which are exercisable into common shares of the Company at a price of CDN$0.90, to Directors and Executives of the Company:

| Director | Options Granted |
|---|---|
| Robert Cross<br>Chairman | 250,000 |
| Victor Redekop<br>Director | 200,000 |
| John Zaozirny<br>Director | 200,000 |
| Jonathan Harris<br>Director | 250,000 |
| Eric M. Brown<br>Director | 250,000 |
| Ford Nicholson<br>Director | 200,000 |
| Abdel F. (Abby) Badwi<br>Chief Executive Officer | 200,000 |
| Richard Wadsworth<br>President | 250,000 |
| Douglas C. Urch<br>VP, Finance & Chief Financial Officer | 100,000 |
| Wolf Regener<br>President, Bankers Petroleum (US) Inc. | 200,000 |
| Susan Soprovich<br>VP, Investor Relations | 100,000 |

| | |
|---|---|
| Ian McMurtrie<br>VP, Exploration | 100,000 |
| Bob Petryk<br>VP & General Director, Albania | 200,000 |
| Suneel Gupta<br>VP, Business Development | 100,000 |
| Eugene Christensen<br>VP, Development | 200,000 |
| Art Agolli<br>VP, Marketing | 100,000 |

The options expire on February 1, 2013, with all of the options subject to vesting periods. As at January 31, 2008 the Company has 519,279,159 Issued & Outstanding common shares

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

Directors Shareholding (AIM notification), filed February 1, 2008

**Fri Feb 1, 2008**

## Director Shareholding

The Company announces that on 31st of January 2008 the Company granted the following options, all of which are exercisable into common shares of the Company at a price of CDN$0.90, to Directors and Executives of the Company:

| Director | Options Granted |
|---|---|
| Robert Cross<br>Chairman | 250,000 |
| Victor Redekop<br>Director | 200,000 |
| John Zaozirny<br>Director | 200,000 |
| Jonathan Harris<br>Director | 250,000 |
| Eric M. Brown<br>Director | 250,000 |
| Ford Nicholson<br>Director | 200,000 |
| Abdel F. (Abby) Badwi<br>Chief Executive Officer | 200,000 |
| Richard Wadsworth<br>President | 250,000 |
| Douglas C. Urch<br>VP, Finance & Chief Financial Officer | 100,000 |
| Wolf Regener<br>President, Bankers Petroleum (US) Inc. | 200,000 |
| Susan Soprovich<br>VP, Investor Relations | 100,000 |
| Ian McMurtrie<br>VP, Exploration | 100,000 |
| Bob Petryk<br>VP & General Director, Albania | 200,000 |
| Suneel Gupta<br>VP, Business Development | 100,000 |
| Eugene Christensen<br>VP, Development | 200,000 |
| Art Agolli<br>VP, Marketing | 100,000 |



The options expire on February 1, 2013, with all of the options subject to vesting periods. As at January 31, 2008 the Company has 519,279,159 Issued & Outstanding common shares

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed January 31, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES CDN$60 MILLION PRIVATE PLACEMENT

**CALGARY, January 31, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce a non-brokered CDN$60.0 million private placement, representing 66,666,666 common shares of the Company, at a price of CDN$0.90 per share (a 17% premium to the January 30, 2008, TSX market closing price). Sprott Asset Management ("Sprott") will subscribe for 55,555,555 common shares for gross proceeds of CDN$50.0 million and Blackrock Investment Management (UK) ("Blackrock") will subscribe for 11,111,111 common shares for gross proceeds of CDN$10.0 million. Subsequent to completion of the private placement, Sprott and Blackrock will hold 15.2% and 13.7%, respectively, of the Company's issued and outstanding common shares.

The financing, scheduled to close on or about February 5, 2008, is subject to regulatory approval and completion of definitive documentation. Bankers will pay a financial advisory fee in cash as allowable under Toronto Stock Exchange policies.

Net proceeds of $58.7 million will be used to fund the Corporation's exploration and development programs in Albania and the United States, the recently announced Albanian acquisition, and for general corporate purposes.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

\- 30 -

**For further information, contact:**

| | | |
|---|---|---|
| Abby Badwi | Chief Executive Officer | (403) 513-2694 |
| Doug Urch | VP, Finance and Chief Financial Officer | (403) 513-2691 |
| Susan J. Soprovich | VP, Investor Relations and Corporate Governance | (403) 513-2681 |

Email: investorrelations@bankerspetroleum.com

Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited

Ryan Gaffney/ Adam Janikowski +44 20 7050 6500

News release, filed January 30, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM ACQUIRES 50% INTEREST IN KUCOVA HEAVY OILFIELD IN ALBANIA AND OPTION TO ACQUIRE 100%

### *Field Evaluated at Over 490 MBBLS Original-Oil-in-Place*

**CALGARY, January 30, 2008** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has agreed to acquire 50% of the issued and outstanding securities of an independent private company ("Privatco") and has an option to acquire the remaining 50% interest for an aggregate 100%. Privatco holds the exclusive right to evaluate and redevelop the Kucova heavy oilfield located in Albania pursuant to a Petroleum Agreement with Albpetrol Sh.A. of Albania, the state-owned petroleum company, and a License Agreement with the National Agency of National Resources (AKBN). The terms of the Petroleum Agreement are substantially the same as those governing Bankers' Petroleum Agreement for the Patos Marinza oilfield.

The Kucova field has in excess of 490 million barrels of original-oil-in-place that averages 17° API gravity, based on previous reservoir reports prepared by DeGolyer and MacNaughton Canada Limited for Privatco. Geologically, it is similar to Bankers' Patos Marinza oilfield, consisting of multiple stacked sandstone reservoirs of various oil gravities. Recovery to date is approximately six percent. Once closed, Bankers will undertake an evaluation of the oilfield to further define its remaining reserves and production potential and ensure compliance with Canadian Security Administrators' National Instrument 51-101.

The acquisition of the initial 50% interest in Privatco is expected to close in February, subject to the satisfaction of certain conditions including completion of formal documentation. The Company has until June 30, 2008 to exercise its option to acquire the remaining 50% interest.

"We're extremely pleased with this opportunity as we see many synergies between Kucova and our existing Patos Marinza asset," said Richard Wadsworth, President. "From initial review, the reservoir appears to be very similar geologically, and we believe it has the potential to provide additional production and reserves through secondary and enhanced oil recovery techniques. This acquisition fits well with our strategy of focusing on our investments in Albania."

## About the Kucova Oilfield:

The Kucova oilfield is located in the South Central region of Albania, approximately 30 kilometres north-east of the Patos Marinza field. The field was discovered in 1928 and has had over 1,700 wells drilled, resulting in cumulative production of 23.2 million barrels by the end of 2006. At that time, average daily production was approximately 400 barrels.

Bankers' management believes that the use of modern technologies and maintenance practices will make this field an attractive candidate for further development given the low recovery of oil to date. A revitalization program planned for this opportunity would involve updating surface and downhole equipment, wellbore stimulations, recompletions and the incorporation of secondary recovery techniques, such as waterflood and thermal recovery. The depths of the reservoir are believed to vary from 150 metres to 1,400 metres based on available information.

---------

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the Company's option, the Kucova oilfield, potential recoveries and outcomes from the Company's plans for its Albanian operations constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*The transaction with Privatco is subject to certain conditions that may or may not be satisfied within the time frame anticipated or at all. Information on the Kucova oilfield available to the Company has not been independently verified and may not be accurate. Exploration for oil and natural gas is a speculative business that involves a high degree of risk. There is no assurance that funding for work programs required to be conducted to maintain the rights granted under the Kucova Petroleum and License Agreements will be available to the Company through funds from existing operations on reasonable terms. If funds are not available the Company may lose its investment. Few wells that are drilled are ultimately developed commercially. Attainment of commercial production is dependent upon a number of factors and subject to risks including, but not limited to the ability to establish economic flow rates, ultimate hydrocarbon recoveries, future transport capacity, and availability of the necessary equipment, personnel and financial resources. Should this transaction close but Bankers elect to not exercise the second option, the Company would relinquish its 50% ownership in Privatco to the vendors.*

*Oil recovery costs and plans, as well as acquisition opportunities, are based on a number of assumptions including that success rates will be similar to those rates experienced in similar primary extraction or secondary and enhanced oil recovery projects; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's plans; continued political and economic stability in Albania; the existence of reserves as expected; availability of financing in the amounts and time frame required; if Brent oil prices fall, reduced returns and a change in the economics of the project could result; the inherent uncertainty in estimation of reserves; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 16 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers operates and has the full rights to develop the Patos-Marinza heavy oilfield in Albania, which is a 2.0 billion barrel resource. It also holds interests in four areas in the Northern and Central regions of the United States, where it is currently pursuing the exploration, development and production of shale and tight sand gas plays. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed January 29, 2008

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES NEW APPOINTMENTS

**CALGARY, January 29, 2008 –** Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce the appointment of Abdel F. (Abby) Badwi as Chief Executive Officer, Douglas C. Urch as Vice President, Finance and Chief Financial Officer and Ian McMurtrie as Vice President, Exploration effective immediately.

Mr. Badwi was appointed to the Board of Directors of Bankers on November 2, 2007. Mr. Richard Wadsworth will continue as President and Chief Operating Officer. With Mr. Urch's appointment, Mr. Juneyt Tirmandi has stepped down from the position of Chief Financial Officer and will continue as Financial Advisor.

"On behalf of the Company and the Board, I would like to welcome Mr. Urch and Mr. McMurtrie to Bankers, who will provide additional strength to the team, and thank Mr. Tirmandi for his contribution during his time at Bankers," said Bob Cross, Chairman. "Juneyt was instrumental in improving the professional standards of the finance role at the Company, and we look forward to his continued involvement and commitment in his new role as Financial Advisor."

---------

**Douglas C. Urch, *B. Comm., CMA***

Mr. Urch has over 25 years of oil and gas industry experience. From September 2000 until January 2008, he was Vice President, Finance and Chief Financial Officer of Rally Energy Corp. and its subsidiaries. Prior to this time, Mr. Urch provided financial management services for a variety of public and private companies. He was Chief Financial Officer, Controller and Corporate Secretary of Barrington Petroleum Ltd. from 1991 to 1993 and Controller at Ryerson Oil and Gas Limited from 1983 to 1991. Mr. Urch is currently a Director and President of Perpetual Ventures Inc., a Director and Chief Financial Officer of L1 Capital Corp., Chief Financial Officer of Sunshine Oilsands Ltd. and Mohave Exploration & Production Inc., all of which are private companies. He was a Director and Chief Financial Officer of PayLinx Financial Corp., a TSXV listed company from May 2004 to June 2007. Mr. Urch is 49 years of age.

Mr. Urch holds one million common shares, one million share purchase warrants of the Company and one million two hundred thousand stock options subject to TSX approval. He also holds an additional two hundred thousand common shares and two hundred thousand share purchase warrants of the Company through Perpetual Ventures Inc. subject to TSX approval.

**Ian McMurtrie, *P. Geol.***

Mr. McMurtrie was Vice President, Exploration of Rally Energy Corp. from July 2004 until January 2008 and provided advisory services to that company since late 2003. Prior to advising Rally Energy Corp. he was and remains President of Cawdor Investments Ltd., a private company managing oil and gas royalties and providing technical oil and gas consulting services to public and private companies. Mr. McMurtrie commenced his exploration career with Texaco Exploration Canada Ltd. He has been directly involved in the discovery and development of numerous oil and gas pools throughout North America for such companies as Czar Resources Ltd., United Rayore Gas Ltd., and Raptor Capital Corporation. Mr. McMurtrie has extensive expertise in the development of oil pools using innovative drilling technologies. He is currently a Director of Stealth Ventures Ltd., Raptor Capital Corp., and Mohave Exploration & Production Inc. Mr. McMurtrie is 59 years of age.

Mr. McMurtrie holds one million two hundred thousand common shares, one million two hundred thousand share purchase warrants of the Company and one million two hundred thousand stock options subject to TSX approval.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 -

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed November 15, 2007

Bankers
PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES CLOSING OF PRIVATE PLACEMENT

## *Abby Badwi Appointed to Board of Directors*

**CALGARY, November 15, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that its previously announced private placement has closed and Abdel F. (Abby) Badwi has been appointed to the Board of Directors of Bankers.

The Company issued an aggregate of 4.4 million units of the Company, at a price of $0.50 per unit, each unit comprising one common share of the Company and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share of the Company, at a price of $1.00 for a period of three years. The securities are subject to a four month hold period. Proceeds from the placement will be used for working capital.

Upon the closing of the private placement, Mr. Badwi was appointed to the Board of Directors of Bankers effective November 15, 2007. Following the notification of November 2, 2007, there is no additional information to be disclosed under Schedule 2(g) of the AIM Rules with regard to Mr. Badwi's appointment.

Application has been made for 4,400,000 common shares of Bankers Petroleum to be admitted to trading on the AIM Market of the London Stock Exchange effective 21 November 2007.

---------

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.



**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***

Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

Directors Shareholding (AIM notification), filed November 15, 2007

**Thu Nov 15, 2007**

## Director Shareholding

The Company announces that on 14 and 15 November 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson Director | 112,000 | CDN$0.82 | 16,062,300 |



***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed November 8, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PETROLEUM ACHIEVES QUARTER-OVER-QUARTER GROWTH IN THIRD QUARTER 2007

***Positive Results and Natural Gas Sales in Oklahoma Lead to Potential Development Project***

***Unless otherwise noted, all figures contained in this release are in U.S. dollars.***

**CALGARY, November 8, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced strong results and continued quarter-over-quarter growth in its third quarter of 2007. Revenue for the quarter increased 77% to $16.4 million compared to $9.4 million in the third quarter of 2006. Net operating income grew to $8.8 million in the quarter from $4.3 million in the comparable period in 2006. Funds from operations were $6.4 million, compared to $3.0 million for the third quarter of 2006.

"Continued production growth, strength in our export capacity and increased international oil prices have resulted in further gains to our netback to almost $20 in the quarter," said Richard Wadsworth, President. "We are proving our ability to add value from our primary production efforts, and are stepping forward in our strategy to increase reservoir recovery and production from secondary and enhanced oil recovery technologies. The start-up of testing and steam injection from our thermal steam project will provide valuable data for expansion of our pilot in 2008."

Mr. Wadsworth continued, "In the U.S., we've made significant progress in a very short period in the Ardmore basin: our first vertical and horizontal wells were put on production at 3.1 mmcfe/d gross; our second horizontal well is testing with rates around 2.1 mmcfe/d gross; our third horizontal well is drilled; and our fourth horizontal well spudded. With these initial results we believe this basin has the potential for a solid development project that will add significant upside for the Company and its shareholders."

**Third Quarter Highlights:**

- Average crude oil production was 4,979 bopd compared to 4,746 bopd for the second quarter of 2007 and 4,000 bopd for the third quarter of 2006, increases of 5% and 24% respectively.
- Exit crude oil production for September 2007 was approximately 5,000 bopd.
- Bankers began selling natural gas from its Oklahoma properties in September.
- Consolidated oil and gas revenue rose 77% to $16.4 million from $9.2 million in the comparable period in 2006, and 27% from $12.9 million in the second quarter of 2007.

- The netback in Albania improved to $19.93 per barrel from $16.14 in the preceding quarter and $12.44 per barrel for the third quarter of 2006.
- Net operating income was $8.8 million, an increase of 105% and 40% from the same period in 2006 and the second quarter of 2007, respectively.
- Net income for the period was $264,000 compared to net income of $600,000 and loss of $208,000 for the preceding quarter and the third quarter of 2006. Net income was lower as compared to the second quarter of 2007 due to the rapidly accelerating non-cash future income tax expense.
- Funds from operations increased 34% to $6.4 million from $4.8 million for the second quarter of 2007, and 118% from $3.0 million for the third quarter of 2006.
- Bankers' available debt facility increased by $10.0 million to $31.0 million.
- Construction of the Company's thermal steam pilot was completed and testing and steam injection commenced in October.
- Approximately 55% of the Company's Albanian crude oil production was exported during the third quarter at an average price of $44.37 per barrel.
- In Oklahoma, Bankers began selling natural gas and liquids from the Nickel Hill #1-26 and Greenway 35-1H wells. Initial production rates were:
    - The vertical Nickel Hill #1-26 well: approximately 900 mcfe/d.
    - The Greenway 35-1H well: approximately 2.2 mmcfe/d.
- Bankers second successful Oklahoma horizontal well, the WLC 17-1H well, commenced initial production at approximately 2.1 mmcfe/d.
- In Texas, Bankers finished drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation. Early results during drilling indicate good natural gas shows from the sand.

**Conference Call:**

A conference call to discuss these results will be held Friday, November 9 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BDT. To participate in the conference call, please dial 1-800-594-3615 or 1-416-644-3426 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd.'s (Bankers or the Company) operating and financial results for the three and nine month periods ended September 30, 2007, compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of November 8, 2007.

## NON-GAAP MEASURES

Funds from operations is a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "intends", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work and development programs and management's belief as to the potential of certain properties, are based on certain assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Assumptions on which such forward-looking statements are based include but are not limited to: availability of funds for capital expenditures, a consistent and improving success rate for well re-

completions at Patos Marinza, continued successful drilling results from the U.S. exploration program, increasing production as contemplated by the PoD, ability to increase reservoir recovery and production through secondary and enhanced oil recovery methods, potential to acquire upstream opportunities that result in higher values, stable costs, availability of equipment and personnel when required for both the Company's U.S. and Albania operations, continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## REVIEW BY QUALIFIED PERSON

This interim report was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.

## OVERVIEW

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % | **2007** | 2006 | % |
| *Financial ($000s, except as noted)* | | | | | | |
| Oil and gas revenue | **16,392** | 9,240 | 77 | **40,044** | 22,336 | 79 |
| Net operating income | **8,834** | 4,316 | 105 | **19,520** | 9,417 | 107 |
| Income (loss) for the period | **264** | (208) | 227 | **(186)** | (1,454) | 87 |
| Funds from operations | **6,420** | 2,950 | 118 | **14,064** | 6,925 | 103 |
| Additions to property, plant and equipment | **26,119** | 12,853 | 103 | **63,390** | 55,353 | 15 |
| Total assets | | | | **185,652** | 127,106 | 46 |
| Shareholders' equity | | | | **135,200** | 115,002 | 18 |
| | | | | | | |
| *Operating* | | | | | | |
| Albania – crude oil | | | | | | |
| Average daily production (bopd) | **4,979** | 4,000 | 24 | **4,704** | 3,263 | 44 |
| Average sales volume (bopd) | **4,753** | 3,776 | 26 | **4,486** | 3,149 | 42 |
| Average price ($/barrel) | **37.14** | 26.63 | 39 | **32.57** | 25.97 | 25 |
| Netback ($/barrel) | **19.93** | 12.44 | 60 | **15.97** | 10.95 | 46 |
| U.S. – natural gas and condensate | | | | | | |
| Average sales volume (mmcf/d) | **502** | - | n/a | **502** | - | n/a |
| Average sales volume (bopd) | **26** | - | n/a | **26** | - | n/a |
| Average natural gas price ($/mcf) | **5.18** | - | n/a | **5.18** | - | n/a |
| Average condensate price ($/barrel) | **71.46** | - | n/a | **71.46** | - | n/a |

Bankers continued to increase production, revenues, netback and funds from operations during the three month period ended September 30, 2007:

- Average crude oil production was 4,979 bopd compared to 4,746 bopd for the second quarter of 2007 and 4,000 bopd for the third quarter of 2006, increases of 5% and 24% respectively.
- Exit crude oil production for September 2007 was approximately 5,000 bopd.
- Bankers began selling natural gas from its Oklahoma properties in September.
- Higher production and average oil price resulted in increased revenues of $16.4 million for the quarter compared to $12.9 million in the preceding quarter and $9.2 million for the same period in 2006.
- Netback improved to $19.93 per barrel from $16.14 per barrel in the preceding quarter and $12.44 per barrel for the third quarter of 2006, increases of 23% and 60% respectively.
- Net operating income was $8.8 million, an increase of 105% and 40% from the same period in 2006 and the second quarter of 2007, respectively.

- Net income for the period was $264,000 compared to net income of $600,000 and loss of $208,000 for the preceding quarter and the third quarter of 2006. Net income was lower as compared to the second quarter of 2007 due to the rapidly accelerating non-cash future income tax expense.
- Funds from operations increased 34% to $6.4 million from $4.8 million for the second quarter of 2007, and 118% from $3.0 million for the third quarter of 2006.

## Albania

The Company exported 55% of its crude oil during the third quarter of 2007 at an average price of $44.37 per barrel. In comparison, exports made up 60% of the sales during the previous quarter at an average price of $36.15 per barrel.

Continued high export volumes and prices led to a substantially higher average oil price in the quarter. The Company averaged $37.14 per barrel compared to an average of $32.89 per barrel for the previous quarter and $26.63 for the third quarter of 2006, increases of 13% and 39% respectively.

In October, the construction of the Company's thermal steam project was completed and testing and steam injection commenced. It is anticipated that the pilot will provide valuable data on injection parameters and assumptions in order to optimize operations for an expanded steam pilot during 2008.

During the quarter, the Company commenced sales to a third export refinery, executing on its plan to increase its export sales in the future. Bankers' success in obtaining improved export prices for its Albanian crude has significantly increased netback and offset the impact of lower than anticipated production growth.

## United States

In Oklahoma, Bankers began selling natural gas and liquids from the Nickel Hill #1-26 and Greenway 35-1H wells in September. Other events in the quarter include:

- The Greenway 35-1H well had an initial production rate of approximately 2.2 mmcfe/d.
- Bankers second successful horizontal well, the WLC 17-1H well, commenced production at an initial rate of approximately 2.1 mmcfe/d.
- Bankers completed the drilling of a third horizontal well, the Brock 9-1H, which will be fracture stimulated in the fourth quarter.

Bankers is hopeful that it will soon be able to move its Ardmore basin acreage into a development phase in 2008 as it continues to define the potential of the Palo Duro basin.

In Texas, Bankers completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation. Early results during drilling indicate good natural gas shows from the sand.

In addition, Bankers drilled the Black 4#1 well, which targeted what was perceived to be a more thermally mature portion of the basin. Initial results have had limited natural gas flows from some sand intervals. The well is currently shut-in for pressure build-up tests in the sands. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by Core Laboratories N.V. (CoreLabs).

A basin-wide core study is in the final stages of being completed by CoreLabs that incorporates all core, log, fracture and production data from the previous wells drilled in the Palo Duro that Bankers has access to. Bankers believes that the application of these techniques, together with focusing on the more thermally mature portion of the basin, will positively affect future production rates from the Bend shale formation.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production increased as more wells were re-activated and worked over in Albania, bringing the active well count to 168 from 163 in the preceding quarter. As at September 30, 2007, the Company also had 70 wells waiting for servicing and reactivation. Average production increased to 4,979 bopd during the quarter from 4,746 bopd for the preceding quarter and from 4,000 bopd from the same period a year ago. The production increase during the quarter was less than contemplated due to the factors that are mainly external to reservoir performance (see "Operations Update" section).

During the quarter, the Company exported approximately 55% of its crude oil mainly to two refineries in Italy at an average price of $44.37 per barrel. In September, Bankers commenced test shipments to a third refinery. By comparison, during the second quarter exports made up 60% of sales at an average price of $36.15 per barrel. Bankers intends to maintain exports at or above 50% during the fourth quarter in order to continue to capture the significant difference between domestic and export prices.

Domestic sale price averaged $28.31 per barrel during the period compared to $28.10 per barrel for the preceding quarter and $23.48 per barrel for the same period in 2006. The Company's average oil price for the quarter was $37.14 per barrel, up from $32.89 per barrel for the preceding quarter and $26.63 per barrel for the same period in 2006.

Combined oil and gas revenues for the quarter were $16.4 million up from $12.9 million for the quarter ended June 30, 2007, and $9.2 million for the corresponding quarter a year ago, increases of 27% and 77% respectively.

The Company commenced sales of natural gas and liquids from its U.S. operations in September 2007. Revenue for the month amounted to $153,000 for net production of 23,817 mcf.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $4.40 per barrel from $4.28 per barrel in the second quarter and $3.04 per barrel for the corresponding period in 2006. The slight increase in royalties during the third quarter of 2007 was related to wells taken over from Albpetrol that increased pre-existing production without a corresponding increase in the Company's incremental production due to slower than anticipated growth. Increases in the domestic sale price from $23.48 per barrel in September 2006 and $28.10 per barrel in June 2007 to $28.31 per barrel in September 2007 also contributed to the unit increase in royalties as royalties are calculated based on domestic sales price.

Operating expenses per barrel increased moderately to $10.37 per barrel from $9.91 per barrel in the preceding quarter and $9.05 per barrel for the corresponding period in 2006. This increase was due to

higher personnel, down-hole equipment, repairs and maintenance and energy costs without a commensurate increase in production

Sales and transportation expenses decreased slightly to $2.44 per barrel from $2.56 per barrel in the preceding quarter and increased from $2.10 per barrel for the same period in 2006. The change was directly related to fluctuations in export levels.

The Company's netback per barrel for Albania improved significantly to $19.93 per barrel from $16.14 per barrel in the preceding quarter and $12.44 per barrel for the same period in 2006. The increase is due to higher oil prices received from export shipments.

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| **Netback - Albania** | **2007** | 2006 | % | **2007** | 2006 | % |
| Average price ($/barrel) | **37.14** | 26.63 | 39 | **32.57** | 25.97 | 25 |
| Royalties | **4.40** | 3.04 | 45 | **4.12** | 3.02 | 37 |
| Sales and transportation | **2.44** | 2.10 | 16 | **2.33** | 1.84 | 27 |
| Operating | **10.37** | 9.05 | 15 | **10.16** | 10.17 | - |
| Netback ($/barrel) | **19.93** | 12.44 | 60 | **15.97** | 10.95 | 46 |

## General and Administrative Expenses

General and administrative expenses (G&A) before capitalization were $2.8 million for the quarter compared to $2.4 million for the preceding quarter and $1.7 million for the same period in 2006. The increase in G&A over the second quarter was mainly due to the effect of the strengthening Canadian dollar against its U.S. counterpart. This increase compared to the same period in 2006 also reflects higher personnel costs due to additional employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company charged $2.0 million of G&A to operations and capitalized $807,000. During the preceding quarter the comparable figures were $1.8 million and $592,000. For the corresponding period in 2006, the Company charged $1.4 million of G&A to operations and capitalized $325,000. Capitalized G&A were directly related to acquisition, exploration and development activities in Albania and the United States.

## Depletion, Depreciation and Accretion

Depletion, depreciation and accretion (DDA) expense for the quarter ended September 30, 2007 was $2.2 million compared to $1.9 million for the preceding quarter. For the same period in 2006, DDA was $1.2 million. Depletion expense on a per barrel basis was $4.46 for the quarter compared to $4.02 and $3.11, respectively, for the preceding quarter and the same period in 2006.

## Future Income Tax Expense

Future income tax expense relates to the Albanian operations and results from the following:

| *($ millions)* | 2007 | 2006 |
|---|---|---|
| Net book value of property, plant and equipment (Albania) | **86.2** | 51.4 |
| Cost recovery pool | **(68.5)** | (45.2) |
| Timing difference | **17.7** | 6.1 |
| Future income tax liability @ 50% as at September 30 | **8.8** | 3.1 |
| Less: | | |
| Future income tax liability as at December 31, 2006 and 2005 | **3.1** | 0.3 |
| Future income tax expense for the period | **5.7** | 2.8 |

The high effective income tax rate resulting from future income tax expense of $5.7 million in relation to income before taxes of $5.5 million is due to the Canadian and the U.S. expenses not providing any relief from taxes in Albania.

The cost recovery pool represents deductions for income taxes in Albania. Bankers is presently not paying cash taxes in any jurisdiction.

## Income and Funds from Operations

The Company recorded net income of $264,000 ($0.00 per share) during the quarter compared to a net income of $600,000 ($0.00 per share) for the preceding period and a loss of $208,000 ($0.00 per share) for the third quarter of 2006.

Bankers generated funds from operations of $6.4 million during the quarter compared to $4.8 million for the preceding quarter and $3.0 million for the same period in 2006. The increase in funds from operations reflects mainly higher oil prices obtained during the period.

## OPERATIONS UPDATE

## Albania

Bankers continues to implement its work program for 2007 through well take-overs and re-activations, bringing on new production. Production is currently over 5,000 bopd and is expected to increase slightly throughout the remainder of the year. Lower than anticipated production levels are believed to be due to several factors that are mainly external to reservoir performance including: the previously announced water disposal constraints; unanticipated serious mechanical wellbore and isolation failures; increased water production coming from shallower and deeper water bearing zones; and a shortage of rig workover capacity and specialized well servicing equipment.

Bankers is reviewing the foregoing factors in depth and has undertaken several initiatives to address the concerns, including:

- Adding water disposal capacity in November through the deepening of several disposal wells;

- Improving its workover capabilities;
- Increasing service rig availability: two additional service rigs are scheduled to arrive in mid-November and December, which will assist in accelerating well workovers;
- Reviewing its strategy around well re-completion practices; and
- Considering an infill drilling program in 2008.

While the existing production challenges are a concern and will require more time and resources to correct, it is believed that the difference between actual and target production may be re-captured through implementation of the initiatives listed above.

Bankers commenced the testing and injection of steam into an existing well during October. The objective of these tests is twofold: to learn the reservoir response and to implement the steaming techniques in field conditions. The completion of tests is expected to lead to an expanded steam pilot in late 2008 that would involve the drilling of new directional wells from a single pad location, including building the necessary production facilities for initial cyclic steam injection followed by steam flooding. Final approvals for this program are being sought from Albpetrol and the Albanian government.

The Albanian government recently appointed an advisor for the privatization of ARMO, the state owned refineries. At this time, it is believed that the government is anticipating the privatization process to be completed in mid-2008. Bankers continues to monitor progress of the privatization and review other upstream opportunities in order to seize the potential upstream/downstream synergies, which is expected to not only increase reservoir recovery and production but may result in the Company extracting a higher value for its production.

## United States

Bankers has significantly advanced the development of its Oklahoma Woodford shale prospect in Carter and Johnston Counties with the following results:

- Achieved three successful producing wells:
    - The vertical Nickel Hill #1-26 discovery well, which began sales at approximately 900 mcfe/d in September;
    - The Greenway #35-1H, which had an initial production rate of approximately 2.2 mmcfe/d. This well was drilled and fractured through the upper, middle and lower Woodford intervals, which provided insight into how different levels of the formation react to fracture stimulation; and
    - Bankers' second horizontal well in the basin, the WLC 17-1H, began production at an initial production rate of approximately 2.1 mmcfe/d of natural gas and liquids after fracture stimulation. The well is currently shut-in after recovering approximately 62 percent of the fracture fluid, awaiting pipeline hookup.
- Finished construction of gathering lines and tied into a facility to handle production from this basin; first natural gas production and sales from the Nickel Hill #1-26 and Greenway #35-1H wells occurred during September.
- Completed drilling and running casing in the horizontal portion of the Brock 9-1H well. Fracture stimulation of the well is expected to occur in the fourth quarter.

  - The drilling rig has moved to the next well to be drilled on Bankers acreage in this project, the Brock 4-1H well. Fracture stimulation of both of the Brock wells is planned for the same time.

- Acquired the majority of the data for the Company's 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage. Pending weather, it is anticipated that the acquisition of the 3D seismic survey will be completed in November.

As Bankers progresses with its drilling program, costs are decreasing significantly with each well. It is estimated that this will positively impact the economics for Bankers' shale gas development. In addition, as more is learned about the reservoir, Bankers anticipates that it may also be able to increase the productivity of the wells by fine-tuning its fracture stimulation techniques.

In Palo Duro, Texas, Bankers is progressing with its exploration program in what it considers the core area of the basin, which the Company believes has the best potential productive Bend shale and Granite Wash Sands over its acreage holdings.

Key events within this core area included:

- The Company completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation, where fracture stimulation of the original vertical wellbore generated encouraging results of approximately 325 mcf/d. Early results during drilling indicate good natural gas shows from the sand.

  - It is Bankers' goal to increase the flow rate achieved from the vertical wellbore. Horizontal drilling often substantially increases flow rates over that of vertical wells.

- The Black 4#1 well targeted what was perceived to be a more thermally mature portion of the basin. Initial results have had limited natural gas flows from some sand intervals; the well is currently shut-in for pressure build-up tests of the sand intervals. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by CoreLabs.

  - Once repeatability is shown by establishing productivity from the shale, Bankers can begin drilling horizontal wells in the shale with a view to increasing the productivity of the wells.

- A basin-wide core study is in the final stages of being completed by CoreLabs that incorporates all core, log, fracture and production data from the previous wells drilled in Palo Duro to which Bankers has access.

  - The analysis of the cores taken in the Palo Duro basin wells has confirmed that the rocks contain substantial volumes of gas and have some unique rock properties that may require different stimulation/completion techniques than those commonly used in other shale basins. Bankers believes that the application of these techniques, together with focusing on the more thermally mature portion of the basin, will positively affect future production rates from the Bend shale formation.

- Additional tests are currently being conducted on the whole cores from the Burleson Ranch well to further clarify the findings and to determine fracture fluid incompatibilities that may have caused some of the previous performance issues.

Bankers' near-term goals for the Palo Duro basin are to improve on results from the previously drilled vertical wells and demonstrate repeatability; and to utilize horizontal wells to attempt to increase production rates substantially over vertical well rates. Further exploration and development activities will be influenced by the results of these wells.

In New York, Bankers is currently planning the acquisition of 2D seismic on its existing acreage to help evaluate the hydrothermal dolomite concept, which the Company believes has more potential for success than the original Trenton resource play. Regionally, over 125 million barrels of oil and 200 BCF of gas have been produced from Trenton/Blackriver hydrothermal dolomite fields by other operators.

In Mississippi and Alabama, Bankers is continuing with Pottsville Tight Gas Sands and Floyd shale prospect development through additional geologic and geophysical work on the Black Warrior Basin project.

### Subsequent Events

In November, Bankers announced the appointment of Abdel F. (Abby) Badwi in the role of Strategic Advisor, Doug Urch as Financial Advisor and Ian McMurtrie as Technical Advisor to the Company. In addition, Mr. Badwi will be appointed to the Board of Directors of Bankers upon completion of a private placement by the new appointees and has agreed to assume the position of Chief Executive Officer of Bankers on February 1, 2008. Richard Wadsworth will continue as President and will become Chief Operating Officer at that time.

Messrs. Badwi, Urch and McMurtrie have agreed to purchase, on a non-brokered private placement basis, an aggregate of 4.4 million units of the Company, at a price of $0.50 per unit. The $2.2 million in proceeds from the placement will be added to the Company's working capital. Each unit will comprise one common share of the Company and one non-transferrable share purchase warrant, each warrant entitling the holder, subject to certain conditions, to acquire on exercise one additional common share of the Company, at a price of $1.00 for a period of three years from the date of issue. The private placement is subject to TSX approval and is expected to close prior to the end of November.

## CAPITAL EXPENDITURES

| | **Three months ended September 30** | | **Nine months ended September 30** | |
|---|---|---|---|---|
| *($000)* | **2007** | 2006 | **2007** | 2006 |
| Albania | **13,010** | 9,467 | **37,216** | 31,014 |
| United States | **13,053** | 2,948 | **25,937** | 23,861 |
| Canada | **56** | 438 | **237** | 478 |
| | **26,119** | 12,853 | **63,390** | 55,353 |

The Company incurred $11.1 million in capital expenditures in Albania during the quarter for well re-activations and $4.3 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A. The capital expenditures were offset by a decrease in prepayments to suppliers of $3.4 million for equipment in transit to Albania. For the same period in 2006, the Company incurred $9.5 million in capital expenditures in Albania, $7.9 million of which was incurred in well re-activations and the balance was primarily related to increase in field inventory and miscellaneous asset acquisitions.

In the United States, the Company incurred $11.5 million on the drilling and evaluation of wells drilled and tested in Texas and Oklahoma. Lease acquisition costs were $1.4 million. The balance of the capital expenditures was related to seismic acquisition, reprocessing and capitalized G&A. The Company incurred $2.9 million in capital expenditure in United States for the same period in 2006 of which $865,000 million was incurred in lease acquisitions and the balance on drilling, testing and other asset acquisitions.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $13.6 million based on the 300 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license of which 24 years are remaining. The net present value of $1.7 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.9 million at September 30, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $667,000. These obligations are expected to be settled in 15 years based on internal estimates. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, the Company had cash resources of approximately $8.9 million. During the quarter, Raiffeisen Bank Sh.a in Albania increased Bankers' operating line facility by $10.0 million to $16.0 million, of which $5.0 million was available at the end of the quarter.

The remaining capital expenditures in Albania for 2007 are estimated to be between $8.0 and $9.0 million of which the majority is associated with an accelerated well re-activation program. The Company expects to fund this capital program from funds from operations estimated at approximately $7.0 million and the remaining available debt facility.

In the U.S., the remaining capital expenditures are estimated at approximately $6.5 million. Cash resources currently available are sufficient to fund the remainder of the 2007 exploration program. The Company is currently reviewing various financing options for commercial development of the Oklahoma field and its 2008 U.S. exploration program.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended September 30, 2007, the Company transacted $2.6 million of services compared to $2.4 million for the preceding quarter and $2.1 million for the corresponding period in 2006. The services can be terminated upon 60 days notice at the election of the Company.

Bankers also paid $14,000 (three months ended June 30, 2007 - $13,000; three months ended September 30, 2006 - $13,000) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 to be between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to AKBN that includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

The Company spent $37.2 million towards its 2007 commitment during the nine months ended September 30, 2007.

**Office Premises**

The Company has long-term lease commitments for its office space in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | $ | 90 |
| 2008 | | 233 |
| 2009 | | 172 |
| 2010 | | 172 |
| 2011 | | 172 |
| Thereafter | | 7 |
| | $ | 846 |

**Term Loan**

The $15.0 million term loan is repayable in equal monthly instalments over a 48-month period. As at September 30, 2007, the entire available term loan was drawn down, of which $3.8 million was classified as a current liability and $11.2 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

## QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | **Sept 30, 2007** | June 30, 2007 | March 31, 2007 | Dec 31, 2006 | Sept 30, 2006 |
|---|---|---|---|---|---|
| Albania – crude oil | | | | | |
| Average daily production (bopd) | **4,979** | 4,746 | 4,380 | 4,165 | 4,000 |
| Average sales volume (bopd) | **4,753** | 4,314 | 4,388 | 4,113 | 3,776 |
| Average price ($/barrel) | **37.14** | 32.89 | 27.19 | 24.44 | 26.63 |
| Royalties | **4.40** | 4.28 | 3.65 | 3.04 | 3.04 |
| Sales and transportation | **2.44** | 2.56 | 1.96 | 1.77 | 2.10 |
| Operating | **10.37** | 9.91 | 10.16 | 9.88 | 9.05 |
| Netback ($/barrel) | **19.93** | 16.14 | 11.42 | 9.75 | 12.44 |
| U.S. – natural gas and condensate | | | | | |
| Average sales volume (mmcf/d) | **502** | - | - | - | - |
| Average sales volume (bopd) | **26** | - | - | - | - |
| Average natural gas price ($/mcf) | **5.18** | - | - | - | - |
| Average condensate price ($/barrel) | **71.46** | - | - | - | - |
| Oil and gas revenues | **16,392** | 12,913 | 10,739 | 9,250 | 9,240 |
| Royalties | **1,922** | 1,682 | 1,440 | 1,149 | 1,055 |
| Sales and transportation | **1,068** | 1,007 | 775 | 670 | 728 |
| Operating | **4,568** | 4,048 | 4,014 | 3,737 | 3,141 |
| Net operating income | **8,834** | 6,176 | 4,510 | 3,694 | 4,316 |
| General and administrative | **1,975** | 1,824 | 1,659 | 1,916 | 1,422 |
| Funds from operations | **6,420** | 4,792 | 2,852 | 1,588 | 2,950 |
| Income (loss) for the period | **264** | 600 | (1,173) | (107) | (208) |
| Basic and diluted loss per share | - | - | - | - | - |
| Total assets | **185,652** | 175,550 | 168,005 | 138,030 | 127,106 |
| Term loan (including current portion) | **15,000** | **15,000** | 12,268 | 2,000 | - |

| *($000s, except as noted)* | June 30, 2006 | March 31, 2006 | Dec 31, 2005 |
|---|---|---|---|
| Albania – crude oil | | | |
| Average daily production (bopd) | 3,193 | 2,579 | 2,173 |
| Average sales volume (bopd) | 3,175 | 2,474 | 2,184 |
| Average price ($/barrel) | 25.64 | 25.55 | 23.13 |
| Royalties | 2.98 | 3.05 | 2.77 |
| Sales and transportation | 1.66 | 1.68 | 1.20 |
| Operating | 9.91 | 12.31 | 12.46 |
| Netback ($/barrel) | 11.09 | 8.51 | 6.69 |
| U.S. – natural gas and condensate | | | |
| Average sales volume (mmcf/d) | - | - | - |
| Average sales volume (bopd) | - | - | - |
| Average natural gas price ($/mcf) | - | - | - |
| Average condensate price (bopd) | - | - | - |
| Oil and gas revenues | 7,407 | 5,689 | 4,644 |
| Royalties | 860 | 679 | 564 |
| Sales and transportation | 480 | 373 | 241 |
| Operating | 2,862 | 2,741 | 2,246 |
| Net operating income | 3,205 | 1,896 | 1,593 |
| General and administrative | 1,450 | 972 | 904 |
| Funds from (used in) operations | 3,251 | 723 | 650 |
| Loss for the period | (253) | (993) | (755) |
| Basic and diluted loss per share | - | - | - |
| Total assets | 124,321 | 98,930 | 56,846 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at September 30, 2007 and November 8, 2007. In addition, the Company had approximately 67 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks, which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company, including but not limited to market conditions and commodity price changes. If the Company is not able to obtain financing when required in reasonable terms it may be required to put current plans on hold or decline on new opportunities. Bankers' ability to service its debt is dependent upon its ability to generate sufficient funds from operations to repay the principle and meet covenants.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure. The President and Chief Financial Officer have concluded, based on their evaluation as of September 30, 2007 that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended September 30, 2007, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

## OUTLOOK

In Albania, Bankers is confident that the production growth from primary techniques will continue to progress towards the Company's long-term goal of 10,000 bopd by 2010, despite recent challenges. Over the next few months, the Company will evaluate the field and implement initiatives to overcome any short-term issues and re-capture production growth momentum.

The Company has so far exceeded its average crude oil price estimate for the year due to increased exports at better than anticipated prices. Continuing exports and the strength in the world oil prices should result in netbacks and funds from operations that will be comparable to the third quarter results.

Bankers has begun implementation of several initiatives that have the potential to add significant long-term value to the Company. The testing of the cyclical steaming equipment is expected to lead to a new enhanced oil recovery (EOR) cyclic steam project that will be undertaken during 2008. As not one single technology will work effectively across the entire field due to the varying multiple zones and depths of the reservoir, Bankers will undertake appropriate projects in a step-by-step fashion. Further studies and engineering are underway to pursue potential integration, secondary and other EOR technologies that will be undertaken during 2008. Bankers is looking to these initiatives as a means of significantly increasing production and reservoir recovery in the Patos Marinza oilfield.

In the United States, Bankers has achieved its goal of first natural gas production in Oklahoma, progressing towards its production target of 4.0 mmcfe/d exit in 2007. Positive results from the

Company's first successful horizontal wells have led to preliminary work on a commercial development program in Oklahoma for 2008.

In Texas, Bankers is progressing with its exploration program in what it considers the core area of the Palo Duro basin, where the Company has tested natural gas at rates that warrant further exploration. The Company will continue to define the potential of the basin through its activities over the remainder of 2007.

Bankers continues its progress towards unlocking the value of its portfolio of assets that offer substantial upside opportunities for its shareholders both in the near and over the long-term. The Company has experienced some challenges, but is confident it will continue its growth trend by focusing on strategies to increase reservoir recovery, reserves, production and funds from operations for the future.

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED BALANCE SHEETS**
*(Unaudited, expressed in Thousands of United States dollars)*

## ASSETS

| | September 30 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 8,855 | $ 6,329 |
| Investment (Note 2) | 1,783 | - |
| Accounts receivable | 10,507 | 7,214 |
| Crude oil inventory | 1,219 | 713 |
| Deposits and prepaid expenses | 1,696 | 1,121 |
| | 24,060 | 15,377 |
| **Property, plant and equipment (Note 3)** | 161,592 | 122,653 |
| | $ 185,652 | $ 138,030 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 4) | $ 10,967 | $ 4,772 |
| Accounts payable and accrued liabilities | 13,272 | 11,369 |
| Current portion of term loan (Note 4) | 3,750 | 125 |
| | 27,989 | 16,266 |
| Term loan (Note 4) | 11,250 | 1,875 |
| Asset retirement obligations (Note 5) | 2,365 | 1,593 |
| Future income tax liability (Note 6) | 8,848 | 3,126 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 7) | 134,820 | 116,696 |
| Warrants (Note 7) | 2,004 | - |
| Contributed surplus (Note 7) | 7,311 | 4,456 |
| Deficit | (6,168) | (5,982) |
| Accumulated other comprehensive loss | (2,767) | - |
| | 135,200 | 115,170 |
| | $ 185,652 | $ 138,030 |

**Commitments (Note 10)**

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**

**CONSOLIDATED STATEMENT OF CHANGES IN DEFICIT, COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE LOSS**

*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| **Deficit** | | | | |
| Balance, beginning of period | $ **(6,432)** | $ (5,667) | $ **(5,982)** | $ (4,421) |
| Net income (loss) for the period | **264** | (208) | **(186)** | (1,454) |
| Balance, end of period | $ **(6,168)** | $ (5,875) | $ **(6,168)** | $ (5,875) |
| **Comprehensive Loss** | | | | |
| Net income (loss) for the period | $ **264** | $ (208) | $ **(186)** | $ (1,454) |
| Unrealized loss on investment (Note 2) | **(2,767)** | - | **(2,767)** | - |
| Comprehensive loss | $ **(2,503)** | (208) | **(2,953)** | (1,454) |
| **Accumulated Other Comprehensive Loss** | | | | |
| Balance, beginning of period | $ **-** | $ - | $ **-** | $ - |
| Unrealized loss on investment | **(2,767)** | - | **(2,767)** | - |
| Balance, end of period | $ **(2,767)** | $ - | $ **(2,767)** | $ - |

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30**
*(Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Revenue*** | | | | |
| Oil and gas revenue | **$ 16,392** | $ 9,240 | **$ 40,044** | $ 22,336 |
| Royalties | **(1,922)** | (1,055) | **(5,044)** | (2,594) |
| | **14,470** | 8,185 | **35,000** | 19,742 |
| ***Expenses*** | | | | |
| Operating | **4,568** | 3,141 | **12,630** | 8,744 |
| Sales and transportation | **1,068** | 728 | **2,850** | 1,581 |
| General and administrative | **1,975** | 1,422 | **5,458** | 3,844 |
| Interest and bank charges | **242** | - | **553** | - |
| Interest on term loan | **338** | - | **876** | - |
| Stock-based compensation (Note 7) | **1,015** | 706 | **2,505** | 2,450 |
| Depletion, depreciation and accretion | **2,197** | 1,226 | **6,023** | 3,138 |
| | **11,403** | 7,223 | **30,895** | 19,757 |
| | **3,335** | 962 | **4,105** | (15) |
| ***Other income*** | | | | |
| Interest | **151** | 88 | **487** | 482 |
| Foreign exchange gain (loss) | **(10)** | (32) | **944** | 870 |
| | **141** | 56 | **1,431** | 1,352 |
| ***Income before income taxes*** | **3,208** | 1,018 | **5,536** | 1,337 |
| Future income tax expense (Note 6) | **(2,944)** | (1,226) | **(5,722)** | (2,791) |
| ***Net income (loss) for the period*** | **264** | (208) | **(186)** | (1,454) |
| Deficit, beginning of period | **(6,432)** | (5,667) | **(5,982)** | (4,421) |
| ***Deficit, end of period*** | **$ (6,168)** | $ (5,875) | **$ (6,168)** | $ (5,875) |
| **Basic and diluted earnings (loss) per share** | **0.00** | (0.00) | **(0.00)** | (0.00) |

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30**
*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Cash provided by (used in)*** | | | | |
| ***Operating activities*** | | | | |
| Net income (loss) for the period | **$ 264** | $ (208) | **$ (186)** | $ (1,454) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | **2,197** | 1,226 | **6,023** | 3,138 |
| Future income tax expense | **2,944** | 1,226 | **5,722** | 2,791 |
| Stock-based compensation | **1,015** | 706 | **2,505** | 2,450 |
| | **6,420** | 2,950 | **14,064** | 6,925 |
| Change in non-cash working capital (Note 11) | **194** | 2,038 | **(4,010)** | (2,791) |
| | **6,614** | 4,988 | **10,054** | 4,134 |
| ***Investing activities*** | | | | |
| Additions to property, plant and equipment | **(26,119)** | (12,853) | **(63,390)** | (55,353) |
| Proceeds from sale of property, plant and equipment | **-** | - | **15,000** | - |
| Change in non-cash working capital (Note 11) | **2,961** | (1,339) | **1,539** | 3,485 |
| | **(23,158)** | (14,192) | **(46,851)** | (51,868) |
| ***Financing activities*** | | | | |
| Issue of common shares and warrants for cash, net of issue costs | **-** | 2.274 | **20,128** | 43,208 |
| Operating loan | **6,496** | - | **6,195** | - |
| Term loan | **-** | - | **13,000** | - |
| | **6,496** | 2,274 | **39,323** | 43,208 |
| ***Increase (decrease) in cash and cash equivalents*** | **(10,048)** | (6,930) | **2,526** | (4,526) |
| Cash and cash equivalents, beginning of period | **18,903** | 15,933 | **6,329** | 13,529 |
| ***Cash and cash equivalents, end of period (Note 11)*** | **$ 8,855** | $ 9,003 | **$ 8,855** | $ 9,003 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

***Financial instruments – recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 2. INVESTMENT

| | | 2007 | | 2006 |
|---|---|---|---|---|
| 15,152,142 units of Palo Duro Energy Inc. | $ | 1,733 | $ | - |
| Other | | 50 | | - |
| | $ | 1,783 | $ | - |

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly owned U.S. subsidiary of a Canadian public company. This transaction was satisfied by a payment of $15 million in cash and the issue of 15,152,142 units of Palo Duro Energy Inc. valued at $4.5 million. Each unit consists of one common share and one half of one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009.

As at September 30, 2007 the Company has not sold any of the shares and the quoted market value of the investment at that date was $1,733. Accordingly, an unrealized loss of $2,767 was recorded in other comprehensive loss and the investment is written down to its market value.

## 3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at September 30, 2007 and December 31, 2006:

| | 2007 | | | | | | 2006 | |
|---|---|---|---|---|---|---|---|---|
| | | Cost | | Accumulated depletion and depreciation | | **Net Book Value** | | Net Book Value |
| Oil and gas properties – Albania | $ | 98,922 | $ | 12,216 | **$** | **86,706** | $ | 55,084 |
| Oil and gas properties – United States | | 73,091 | | 42 | | **73,049** | | 66,520 |
| Equipment, furniture and fixtures | | 2,384 | | 547 | | **1,837** | | 1,049 |
| | $ | 174,397 | $ | 12,805 | **$** | **161,592** | $ | 122,653 |

The depletion expense calculation for the three and nine month periods ended September 30, 2007 for the United States cost centre excludes $66,864 (2006 - $66,520) relating to unproved properties.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 3. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

The Company capitalized general and administrative expenses of $807 and $2,198 during the three and nine month periods ended September 30, 2007 ($325 and $825 for the corresponding periods in 2006) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the nine months ended September 30, 2007 included $101,000 (2006 - $81,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

## 4. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $16 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at September 30, 2007, $10,967 of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at September 30, 2007, the entire term loan was drawn down of which $3,750 was classified as a current liability and $11,250 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 5. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $13,565. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,932, as at September 30, 2007.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $667. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433, as at September 30, 2007.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 656 |
| Accretion | | 116 |
| Asset retirement obligations, September 30, 2007 | $ | 2,365 |

## 6. FUTURE INCOME TAX LIABILITY

Future income tax expense relates to the Albanian operations and results from the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Net book value of property, plant and equipment net of asset retirement obligations | $ | 86,176 | $ | 51,373 |
| Cost recovery pool | | (68,481) | | (45,226) |
| Timing difference | $ | 17,695 | $ | 6,147 |
| Future income tax liability @ 50% as at September 30 | $ | 8,848 | $ | 3,073 |
| Less: | | | | |
| Future income tax liability as at December 31, 2006 and 2005 | | 3,126 | | 282 |
| Future income tax expense for the period | $ | 5,722 | $ | 2,791- |

The high effective income tax rate resulting from future income tax expense of $5,722 in relation to income before taxes of $5,536 is due to the Canadian and the U.S. expenses not providing any relief from taxes in Albania.

The cost recovery pool represents deductions for income taxes in Albania.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to a private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | - |
| Exercise of compensation options | 784,636 | | 381 | | - |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to a public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,103) | | - |
| Stock-based compensation | - | | - | | 2,855 |
| Balance, September 30, 2007 | 448,109,492 | $ | 134,820 | $ | 7,311 |

Weighted average number of common shares used in the calculation of basic loss per share was 448,109,492 and 440,320,010 for the three and nine month periods ended September 30, 2007 (408,909,069 and 381,048,029 for the same periods in 2006).

The weighted average number of common shares used in the calculation of diluted earnings per share was 451,458,624 for the three month period ended September 30, 2007.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY (Cont'd)

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, September 30, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at September 30, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 9,935,000 | 0.59 |
| Options forfeited | (760,000) | 0.82 |
| Balance, September 30, 2007 | 32,705,000 | 0.75 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY (Cont'd)

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense for the three and nine month periods ended September 30, 2007 as $1,107 and $2,855 ($706 and $2,450 for the same periods in 2006) for the stock options vested and/or granted to officers, directors, employees and service providers. Of these amounts, $1,015 and $2,505 ($706 and $2,450 for the same periods in 2006) was charged to earnings and $92 and $350 (nil for the same periods in 2006) were capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming no dividends were paid. The weighted average fair market value per option granted in the three and nine month periods ended September 30, 2007 and 2006 and the assumption used in their determination were as follows:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Weighted average fair value per option | $0.31 | $0.42 | $0.35 | $0.46 |
| Risk-free interest rate (%) | 4.51 | 3.66 | 4.22 | 3.63 |
| Average volatility (%) | 66 | 63 | 67 | 54 |
| Expected life (years) | 5 | 5 | 5 | 5 |

_(unaudited, expressed in Thousands of U.S. dollars)_

## 8. SEGMENTED INFORMATION

The Company defines its reportable segments based on geographic locations.

| Nine months ended September 30, 2007 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 34,847 | $ 153 | $ - | $ 35,000 |
| ***Expenses*** | | | | |
| Operating | 12,441 | 189 | - | 12,630 |
| Sales and transportation | 2,850 | - | - | 2,850 |
| General and administrative | 1,898 | 731 | 2,829 | 5,458 |
| Interest and bank charges | 553 | - | | 553 |
| Interest on term loan | 876 | - | - | 876 |
| Stock-based compensation | 567 | 486 | 1,452 | 2,505 |
| Depletion, depreciation and accretion | 5,875 | 81 | 67 | 6,023 |
| | 25,060 | 1,487 | 4,348 | 30,985 |
| Segment income (loss) | 9,787 | (1,334) | (4,348) | 4,105 |
| Other income | | | | 1,431 |
| Future income tax expense | | | | (5,722) |
| Loss for the period | | | | $ (186) |
| Assets, September 30, 2007 | $ 99,297 | $ 75,887 | $ 10,468 | $ 185,652 |
| Additions to property, plant and equipment | $ 37,216 | $ 25,937 | $ 237 | $ 63,390 |
| Cash proceeds from sale of property, plant and equipment | $ - | $ 15,000 | $ - | $ 15,000 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION (Cont'd)

| Nine months ended September 30, 2006 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 19,742 | $ - | $ - | $ 19,742 |
| ***Expenses*** | | | | |
| Operating | 8,744 | - | - | 8,744 |
| Sales and transportation | 1,581 | - | - | 1,581 |
| General and administrative | 1,534 | 410 | 1,900 | 3,844 |
| Stock-based compensation | 576 | 560 | 1,314 | 2,450 |
| Depletion, depreciation and accretion | 3,099 | 10 | 29 | 3,138 |
| | 15,534 | 980 | 3,243 | 19,757 |
| Segment income (loss) | 4,208 | (980) | (3,243) | (15) |
| Other income | | | | 1,352 |
| Future income tax expense | | | | (2,791) |
| Loss for the period | | | | $ (1,454) |
| Assets, September 30, 2006 | $ 57,415 | $ 61,352 | $ 8,339 | $ 127,106 |
| Additions to property, plant and equipment | $ 31,386 | $ 23,905 | $ 62 | $ 55,353 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION (Cont'd)

| Three months ended September 30, 2007 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 14,317 | 153 | - | 14,470 |
| ***Expenses*** | | | | |
| Operating | 4,535 | 33 | - | 4,568 |
| Sales and transportation | 1,068 | - | - | 1,068 |
| General and administrative | 757 | 196 | 1,022 | 1,975 |
| Interest and bank charges | 242 | | | 242 |
| Interest on term loan | 338 | - | - | 338 |
| Stock-based compensation | 183 | 235 | 597 | 1,015 |
| Depletion, depreciation and accretion | 2,113 | 57 | 27 | 2,197 |
| | 9,236 | 521 | 1,646 | 11,403 |
| Segment income (loss) | 5,081 | (368) | (1,646) | 3,067 |
| Other income | | | | 141 |
| Future income tax expense | | | | (2,944) |
| Income for the period | | | | $ 264 |
| Additions to property, plant and equipment | $ 13,010 | $ 13,053 | $ 56 | $ 26,119 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION (Cont'd)

| Three months ended September 30, 2006 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 8,185 | $ - | $ - | $ 8,185 |
| ***Expenses*** | | | | |
| Operating | 3,141 | - | - | 3,141 |
| Sales and transportation | 728 | - | - | 728 |
| General and administrative | 567 | 195 | 660 | 1,422 |
| Stock-based compensation | 313 | 129 | 264 | 706 |
| Depletion, depreciation and accretion | 1,210 | 5 | 11 | 1,226 |
| | 5,959 | 329 | 935 | 7,223 |
| Segment income (loss) | 2,226 | (329) | (935) | 962 |
| Other income | | | | 56 |
| Future income tax expense | | | | (1,226) |
| Loss for the period | | | | $ (208) |
| Additions to property, plant and equipment | $ 9,839 | $ 2,992 | $ 22 | $ 12,853 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 9. RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company, whose principal shareholder and officer is a Director of Bankers, for the provision of rigs and other oil well services at industry competitive rates. Bankers also incurs legal, rent and office services with companies related by way of common directors and/or officers. During the three and nine month periods ended September 30, 2007 and 2006, the Company incurred the following expenses with these parties:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Legal fees | **$16** | $33 | **$243** | $296 |
| Rent and office services | **14** | 13 | **39** | 42 |
| Rigs and oil well servicing | **2,602** | 2,123 | **6,998** | 6,421 |

At September 30, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | | **2007** | | 2006 |
|---|---|---|---|---|
| Legal fees | $ | **25** | $ | 56 |
| Oil well servicing | | **1,466** | | 1,145 |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 10. COMMITMENTS

a) Capital Expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development submitted to AKBN, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

## 10. COMMITMENTS (Cont'd)

a) Capital Expenditures (cont'd)

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to AKBN each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $37.2 million towards its 2007 commitment during the nine months period ended September 30, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 90 |
| 2008 | | 233 |
| 2009 | | 172 |
| 2010 | | 172 |
| 2011 | | 172 |
| Thereafter | | 7 |
| | $ | 846 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 11. SUPPLEMENTAL CASH FLOW INFORMATION

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Operating activities*** | | | | |
| (Increase) in decrease in current assets | | | | |
| Accounts receivable | $ **1,085** | 2,232 | $ **(3,293)** | (1,001) |
| Crude oil inventory | **(209)** | (255) | **(506)** | (255) |
| Deposit and prepaid expenses | **431** | 105 | **(575)** | (196) |
| Increase in (decrease) in current liabilities | | | | |
| Accounts payable and accrued liabilities | **(1,113)** | (44) | **364** | (1,339) |
| | $ **194** | 2,038 | $ **(4,010)** | (2,791) |
| ***Investing activities*** | | | | |
| (Decrease) increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ **2,961** | (1,339) | $ **1,539** | 3,485 |
| ***Cash and cash equivalents*** | | | | |
| Cash | $ **929** | 3,365 | $ **929** | 3,365 |
| Fixed income investments | **7,926** | 5,638 | **7,926** | 5,638 |
| | $ **8,855** | 9,003 | $ **8,855** | 9,003 |
| ***Interest paid*** | $ **573** | - | $ **1,422** | - |

RECEIVED
2008 MAY -1 A 7:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MD&A for the nine months ended September 30, 2007, filed November 8, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd. ("Bankers" or the Company) operating and financial results for the three and nine month periods ended September 30, 2007, compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of November 8, 2007.

## NON-GAAP MEASURES

Funds from operations is a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "intends", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work and development programs and management's belief as to the potential of certain properties, are based on certain assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Assumptions on which such forward-looking statements are based include but are not limited to: availability of funds for capital expenditures, a consistent and improving success rate for well re-

completions at Patos Marinza, continued successful drilling results from the U.S. exploration program, increasing production as contemplated by the PoD, ability to increase reservoir recovery and production through secondary and enhanced oil recovery methods, potential to acquire upstream opportunities that result in higher values, stable costs, availability of equipment and personnel when required for both the Company's U.S. and Albania operations, continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## REVIEW BY QUALIFIED PERSON

This interim report was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.

## OVERVIEW

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % | **2007** | 2006 | % |
| *Financial ($000s, except as noted)* | | | | | | |
| Oil and gas revenue | **16,392** | 9,240 | 77 | **40,044** | 22,336 | 79 |
| Net operating income | **8,834** | 4,316 | 105 | **19,520** | 9,417 | 107 |
| Income (loss) for the period | **264** | (208) | 227 | **(186)** | (1,454) | 87 |
| Funds from operations | **6,420** | 2,950 | 118 | **14,064** | 6,925 | 103 |
| Additions to property, plant and equipment | **26,119** | 12,853 | 103 | **63,390** | 55,353 | 15 |
| Total assets | | | | **185,652** | 127,106 | 46 |
| Shareholders' equity | | | | **135,200** | 115,002 | 18 |
| *Operating* | | | | | | |
| Albania – crude oil | | | | | | |
| Average daily production (bopd) | **4,979** | 4,000 | 24 | **4,704** | 3,263 | 44 |
| Average sales volume (bopd) | **4,753** | 3,776 | 26 | **4,486** | 3,149 | 42 |
| Average price ($/barrel) | **37.14** | 26.63 | 39 | **32.57** | 25.97 | 25 |
| Netback ($/barrel) | **19.93** | 12.44 | 60 | **15.97** | 10.95 | 46 |
| U.S. – natural gas and condensate | | | | | | |
| Average sales volume (mmcf/d) | **502** | - | n/a | **502** | - | n/a |
| Average sales volume (bopd) | **26** | - | n/a | **26** | - | n/a |
| Average natural gas price ($/mcf) | **5.18** | - | n/a | **5.18** | - | n/a |
| Average condensate price ($/barrel) | **71.46** | - | n/a | **71.46** | - | n/a |

Bankers continued to increase production, revenues, netback and funds from operations during the three month period ended September 30, 2007:

- Average crude oil production was 4,979 bopd compared to 4,746 bopd for the second quarter of 2007 and 4,000 bopd for the third quarter of 2006, increases of 5% and 24% respectively.
- Exit crude oil production for September 2007 was approximately 5,000 bopd.
- Bankers began selling natural gas from its Oklahoma properties in September.
- Higher production and average oil price resulted in increased revenues of $16.4 million for the quarter compared to $12.9 million in the preceding quarter and $9.2 million for the same period in 2006.
- Netback improved to $19.93 per barrel from $16.14 per barrel in the preceding quarter and $12.44 per barrel for the third quarter of 2006, increases of 23% and 60% respectively.
- Net operating income was $8.8 million, an increase of 105% and 40% from the same period in 2006 and the second quarter of 2007, respectively.

- Net income for the period was $264,000 compared to net income of $600,000 and loss of $208,000 for the preceding quarter and the third quarter of 2006. Net income was lower as compared to the second quarter of 2007 due to the rapidly accelerating non-cash future income tax expense.
- Funds from operations increased 34% to $6.4 million from $4.8 million for the second quarter of 2007, and 118% from $3.0 million for the third quarter of 2006.

## Albania

The Company exported 55% of its crude oil during the third quarter of 2007 at an average price of $44.37 per barrel. In comparison, exports made up 60% of the sales during the previous quarter at an average price of $36.15 per barrel.

Continued high export volumes and prices led to a substantially higher average oil price in the quarter. The Company averaged $37.14 per barrel compared to an average of $32.89 per barrel for the previous quarter and $26.63 for the third quarter of 2006, increases of 13% and 39% respectively.

In October, the construction of the Company's thermal steam project was completed and testing and steam injection commenced. It is anticipated that the pilot will provide valuable data on injection parameters and assumptions in order to optimize operations for an expanded steam pilot during 2008.

During the quarter, the Company commenced sales to a third export refinery, executing on its plan to increase its export sales in the future. Bankers' success in obtaining improved export prices for its Albanian crude has significantly increased netback and offset the impact of lower than anticipated production growth.

## United States

In Oklahoma, Bankers began selling natural gas and liquids from the Nickel Hill #1-26 and Greenway 35-1H wells in September. Other events in the quarter include:

- The Greenway 35-1H well had an initial production rate of approximately 2.2 mmcfe/d.
- Bankers second successful horizontal well, the WLC 17-1H well, commenced production at an initial rate of approximately 2.1 mmcfe/d.
- Bankers completed the drilling of a third horizontal well, the Brock 9-1H, which will be fracture stimulated in the fourth quarter.

Bankers is hopeful that it will soon be able to move its Ardmore basin acreage into a development phase in 2008 as it continues to define the potential of the Palo Duro basin.

In Texas, Bankers completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation. Early results during drilling indicate good natural gas shows from the sand.

In addition, Bankers drilled the Black 4#1 well, which targeted what was perceived to be a more thermally mature portion of the basin. Initial results have had limited natural gas flows from some sand intervals. The well is currently shut-in for pressure build-up tests in the sands. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by Core Laboratories N.V. (CoreLabs).

A basin-wide core study is in the final stages of being completed by CoreLabs that incorporates all core, log, fracture and production data from the previous wells drilled in the Palo Duro that Bankers has access to. Bankers believes that the application of these techniques, together with focusing on the more thermally mature portion of the basin, will positively affect future production rates from the Bend shale formation.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production increased as more wells were re-activated and worked over in Albania, bringing the active well count to 168 from 163 in the preceding quarter. As at September 30, 2007, the Company also had 70 wells waiting for servicing and reactivation. Average production increased to 4,979 bopd during the quarter from 4,746 bopd for the preceding quarter and from 4,000 bopd from the same period a year ago. The production increase during the quarter was less than contemplated due to the factors that are mainly external to reservoir performance (see "Operations Update" section).

During the quarter, the Company exported approximately 55% of its crude oil mainly to two refineries in Italy at an average price of $44.37 per barrel. In September, Bankers commenced test shipments to a third refinery. By comparison, during the second quarter exports made up 60% of sales at an average price of $36.15 per barrel. Bankers intends to maintain exports at or above 50% during the fourth quarter in order to continue to capture the significant difference between domestic and export prices.

Domestic sale price averaged $28.31 per barrel during the period compared to $28.10 per barrel for the preceding quarter and $23.48 per barrel for the same period in 2006. The Company's average oil price for the quarter was $37.14 per barrel, up from $32.89 per barrel for the preceding quarter and $26.63 per barrel for the same period in 2006.

Combined oil and gas revenues for the quarter were $16.4 million up from $12.9 million for the quarter ended June 30, 2007, and $9.2 million for the corresponding quarter a year ago, increases of 27% and 77% respectively.

The Company commenced sales of natural gas and liquids from its U.S. operations in September 2007. Revenue for the month amounted to $153,000 for net production of 23,817 mcf.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $4.40 per barrel from $4.28 per barrel in the second quarter and $3.04 per barrel for the corresponding period in 2006. The slight increase in royalties during the third quarter of 2007 was related to wells taken over from Albpetrol that increased pre-existing production without a corresponding increase in the Company's incremental production due to slower than anticipated growth. Increases in the domestic sale price from $23.48 per barrel in September 2006 and $28.10 per barrel in June 2007 to $28.31 per barrel in September 2007 also contributed to the unit increase in royalties as royalties are calculated based on domestic sales price.

Operating expenses per barrel increased moderately to $10.37 per barrel from $9.91 per barrel in the preceding quarter and $9.05 per barrel for the corresponding period in 2006. This increase was due to

higher personnel, down-hole equipment, repairs and maintenance and energy costs without a commensurate increase in production

Sales and transportation expenses decreased slightly to $2.44 per barrel from $2.56 per barrel in the preceding quarter and increased from $2.10 per barrel for the same period in 2006. The change was directly related to fluctuations in export levels.

The Company's netback per barrel for Albania improved significantly to $19.93 per barrel from $16.14 per barrel in the preceding quarter and $12.44 per barrel for the same period in 2006. The increase is due to higher oil prices received from export shipments.

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| **Netback - Albania** | **2007** | 2006 | % | **2007** | 2006 | % |
| Average price ($/barrel) | **37.14** | 26.63 | 39 | **32.57** | 25.97 | 25 |
| Royalties | **4.40** | 3.04 | 45 | **4.12** | 3.02 | 37 |
| Sales and transportation | **2.44** | 2.10 | 16 | **2.33** | 1.84 | 27 |
| Operating | **10.37** | 9.05 | 15 | **10.16** | 10.17 | - |
| Netback ($/barrel) | **19.93** | 12.44 | 60 | **15.97** | 10.95 | 46 |

## General and Administrative Expenses

General and administrative expenses (G&A) before capitalization were $2.8 million for the quarter compared to $2.4 million for the preceding quarter and $1.7 million for the same period in 2006. The increase in G&A over the second quarter was mainly due to the effect of the strengthening Canadian dollar against its U.S. counterpart. This increase compared to the same period in 2006 also reflects higher personnel costs due to additional employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company charged $2.0 million of G&A to operations and capitalized $807,000. During the preceding quarter the comparable figures were $1.8 million and $592,000. For the corresponding period in 2006, the Company charged $1.4 million of G&A to operations and capitalized $325,000. Capitalized G&A were directly related to acquisition, exploration and development activities in Albania and the United States.

## Depletion, Depreciation and Accretion

Depletion, depreciation and accretion (DDA) expense for the quarter ended September 30, 2007 was $2.2 million compared to $1.9 million for the preceding quarter. For the same period in 2006, DDA was $1.2 million. Depletion expense on a per barrel basis was $4.46 for the quarter compared to $4.02 and $3.11, respectively, for the preceding quarter and the same period in 2006.

## Future Income Tax Expense

Future income expense relates to the Albanian operations and results from the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Net book value of property, plant and equipment net of asset retirement obligations | $ | 86.2 | $ | 51.4 |
| Cost recovery pool | | (68.5) | | (45.2) |
| Timing difference | $ | 17.7 | $ | 6.1 |
| Future income tax liability @ 50% as at September 30 | $ | 8.8 | $ | 3.1 |
| Less: | | | | |
| Future income tax liability as at December 31, 2006 and 2005 | | 3.1 | | 0.3 |
| Future income tax expense for the period | $ | 5.7 | $ | 2.8 |

The high effective income tax rate resulting from future income tax expense of $5.7 million in relation to income before taxes of $5.5 million is due to the Canadian and the U.S. expenses not providing any relief from taxes in Albania.

The cost recovery pool represents deductions for income taxes in Albania. Bankers is presently not paying cash taxes in any jurisdiction.

## Income and Funds from Operations

The Company recorded net income of $264,000 ($0.00 per share) during the quarter compared to a net income of $600,000 ($0.00 per share) for the preceding period and a loss of $208,000 ($0.00 per share) for the third quarter of 2006.

Bankers generated funds from operations of $6.4 million during the quarter compared to $4.8 million for the preceding quarter and $3.0 million for the same period in 2006. The increase in funds from operations reflects mainly higher oil prices obtained during the period.

# OPERATIONS UPDATE

## Albania

Bankers continues to implement its work program for 2007 through well take-overs and re-activations, bringing on new production. Production is currently over 5,000 bopd and is expected to increase slightly throughout the remainder of the year. Lower than anticipated production levels are believed to be due to several factors that are mainly external to reservoir performance including: the previously announced water disposal constraints; unanticipated serious mechanical wellbore and isolation failures; increased water production coming from shallower and deeper water bearing zones; and a shortage of rig workover capacity and specialized well servicing equipment.

Bankers is reviewing the foregoing factors in depth and has undertaken several initiatives to address the concerns, including:

- Adding water disposal capacity in November through the deepening of several disposal wells;
- Improving its workover capabilities;
- Increasing service rig availability: two additional service rigs are scheduled to arrive in mid-November and December, which will assist in accelerating well workovers;
- Reviewing its strategy around well re-completion practices; and
- Considering an infill drilling program in 2008.

While the existing production challenges are a concern and will require more time and resources to correct, it is believed that the difference between actual and target production may be re-captured through implementation of the initiatives listed above.

Bankers commenced the testing and injection of steam into an existing well during October. The objective of these tests is twofold: to learn the reservoir response and to implement the steaming techniques in field conditions. The completion of tests is expected to lead to an expanded steam pilot in late 2008 that would involve the drilling of new directional wells from a single pad location, including building the necessary production facilities for initial cyclic steam injection followed by steam flooding. Final approvals for this program are being sought from Albpetrol and the Albanian government.

The Albanian government recently appointed an advisor for the privatization of ARMO, the state owned refineries. At this time, it is believed that the government is anticipating the privatization process to be completed in mid-2008. Bankers continues to monitor progress of the privatization and review other upstream opportunities in order to seize the potential upstream/downstream synergies, which is expected to not only increase reservoir recovery and production but may result in the Company extracting a higher value for its production.

## United States

Bankers has significantly advanced the development of its Oklahoma Woodford shale prospect in Carter and Johnston Counties with the following results:

- Achieved three successful producing wells:
  - The vertical Nickel Hill #1-26 discovery well, which began sales at approximately 900 mcfe/d in September;
  - The Greenway #35-1H, which had an initial production rate of approximately 2.2 mmcfe/d. This well was drilled and fractured through the upper, middle and lower Woodford intervals, which provided insight into how different levels of the formation react to fracture stimulation; and
  - Bankers' second horizontal well in the basin, the WLC 17-1H, began production at an initial production rate of approximately 2.1 mmcfe/d of natural gas and liquids after fracture stimulation. The well is currently shut-in after recovering approximately 62 percent of the fracture fluid, awaiting pipeline hook-up.

- Finished construction of gathering lines and tied into a facility to handle production from this basin; first natural gas production and sales from the Nickel Hill #1-26 and Greenway #35-1H wells occurred during September.

- Completed drilling and running casing in the horizontal portion of the Brock 9-1H well. Fracture stimulation of the well is expected to occur in the fourth quarter.

    - The drilling rig has moved to the next well to be drilled on Bankers acreage in this project, the Brock 4-1H well. Fracture stimulation of both of the Brock wells is planned for the same time.

- Acquired the majority of the data for the Company's 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage. Pending weather, it is anticipated that the acquisition of the 3D seismic survey will be completed in November.

As Bankers progresses with its drilling program, costs are decreasing significantly with each well. It is estimated that this will positively impact the economics for Bankers' shale gas development. In addition, as more is learned about the reservoir, Bankers anticipates that it may also be able to increase the productivity of the wells by fine-tuning its fracture stimulation techniques.

In Palo Duro, Texas, Bankers is progressing with its exploration program in what it considers the core area of the basin, which the Company believes has the best potential productive Bend shale and Granite Wash Sands over its acreage holdings.

Key events within this core area included:

- The Company completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation, where fracture stimulation of the original vertical wellbore generated encouraging results of approximately 325 mcf/d. Early results during drilling indicate good natural gas shows from the sand.

    - It is Bankers' goal to increase the flow rate achieved from the vertical wellbore. Horizontal drilling often substantially increases flow rates over that of vertical wells.

- The Black 4#1 well targeted what was perceived to be a more thermally mature portion of the basin. Initial results have had limited natural gas flows from some sand intervals; the well is currently shut-in for pressure build-up tests of the sand intervals. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by CoreLabs.

    - Once repeatability is shown by establishing productivity from the shale, Bankers can begin drilling horizontal wells in the shale with a view to increasing the productivity of the wells.

- A basin-wide core study is in the final stages of being completed by CoreLabs that incorporates all core, log, fracture and production data from the previous wells drilled in Palo Duro to which Bankers has access.

- The analysis of the cores taken in the Palo Duro basin wells has confirmed that the rocks contain substantial volumes of gas and have some unique rock properties that may require different stimulation/completion techniques than those commonly used in other shale basins. Bankers believes that the application of these techniques, together with focusing on the more thermally mature portion of the basin, will positively affect future production rates from the Bend shale formation.

- Additional tests are currently being conducted on the whole cores from the Burleson Ranch well to further clarify the findings and to determine fracture fluid incompatibilities that may have caused some of the previous performance issues.

Bankers' near-term goals for the Palo Duro basin are to improve on results from the previously drilled vertical wells and demonstrate repeatability; and to utilize horizontal wells to attempt to increase production rates substantially over vertical well rates. Further exploration and development activities will be influenced by the results of these wells.

In New York, Bankers is currently planning the acquisition of 2D seismic on its existing acreage to help evaluate the hydrothermal dolomite concept, which the Company believes has more potential for success than the original Trenton resource play. Regionally, over 125 million barrels of oil and 200 BCF of gas have been produced from Trenton/Blackriver hydrothermal dolomite fields by other operators.

In Mississippi and Alabama, Bankers is continuing with Pottsville Tight Gas Sands and Floyd shale prospect development through additional geologic and geophysical work on the Black Warrior Basin project.

### Subsequent Events

In November, Bankers announced the appointment of Abdel F. (Abby) Badwi in the role of Strategic Advisor, Doug Urch as Financial Advisor and Ian McMurtrie as Technical Advisor to the Company. In addition, Mr. Badwi will be appointed to the Board of Directors of Bankers upon completion of a private placement by the new appointees and has agreed to assume the position of Chief Executive Officer of Bankers on February 1, 2008. Richard Wadsworth will continue as President and will become Chief Operating Officer at that time.

Messrs. Badwi, Urch and McMurtrie have agreed to purchase, on a non-brokered private placement basis, an aggregate of 4.4 million units of the Company, at a price of $0.50 per unit. The $2.2 million in proceeds from the placement will be added to the Company's working capital. Each unit will comprise one common share of the Company and one non-transferrable share purchase warrant, each warrant entitling the holder, subject to certain conditions, to acquire on exercise one additional common share of the Company, at a price of $1.00 for a period of three years from the date of issue. The private placement is subject to TSX approval and is expected to close prior to the end of November.

## CAPITAL EXPENDITURES

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| *($000)* | **2007** | 2006 | **2007** | 2006 |
| Albania | **13,010** | 9,467 | **37,216** | 31,014 |
| United States | **13,053** | 2,948 | **25,937** | 23,861 |
| Canada | **56** | 438 | **237** | 478 |
| | **26,119** | 12,853 | **63,390** | 55,353 |

The Company incurred $11.1 million in capital expenditures in Albania during the quarter for well re-activations and $4.3 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A. The capital expenditures were offset by a decrease in prepayments to suppliers of $3.4 million for equipment in transit to Albania. For the same period in 2006, the Company incurred $9.5 million in capital expenditures in Albania, $7.9 million of which was incurred in well re-activations and the balance was primarily related to increase in field inventory and miscellaneous asset acquisitions.

In the United States, the Company incurred $11.5 million on the drilling and evaluation of wells drilled and tested in Texas and Oklahoma. Lease acquisition costs were $1.4 million. The balance of the capital expenditures was related to seismic acquisition, reprocessing and capitalized G&A. The Company incurred $2.9 million in capital expenditure in United States for the same period in 2006 of which $865,000 million was incurred in lease acquisitions and the balance on drilling, testing and other asset acquisitions.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $13.6 million based on the 300 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license of which 24 years are remaining. The net present value of $1.7 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.9 million at September 30, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $667,000. These obligations are expected to be settled in 15 years based on internal estimates. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, the Company had cash resources of approximately $8.9 million. During the quarter, Raiffeisen Bank Sh.a in Albania increased Bankers' operating line facility by $10.0 million to $16.0 million, of which $5.0 million was available at the end of the quarter.

The remaining capital expenditures in Albania for 2007 are estimated to be between $8.0 and $9.0 million of which the majority is associated with an accelerated well re-activation program. The Company expects to fund this capital program from funds from operations estimated at approximately $7.0 million and the remaining available debt facility.

In the U.S., the remaining capital expenditures are estimated at approximately $6.5 million. Cash resources currently available are sufficient to fund the remainder of the 2007 exploration program. The Company is currently reviewing various financing options for commercial development of the Oklahoma field and its 2008 U.S. exploration program.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended September 30, 2007, the Company transacted $2.6 million of services compared to $2.4 million for the preceding quarter and $2.1 million for the corresponding period in 2006. The services can be terminated upon 60 days notice at the election of the Company.

Bankers also paid $14,000 (three months ended June 30, 2007 - $13,000; three months ended September 30, 2006 - $13,000) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 to be between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to AKBN that includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert

whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

The Company spent $37.2 million towards its 2007 commitment during the nine months ended September 30, 2007.

**Office Premises**

The Company has long-term lease commitments for its office space in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | $ | 90 |
| 2008 | | 233 |
| 2009 | | 172 |
| 2010 | | 172 |
| 2011 | | 172 |
| Thereafter | | 7 |
| | $ | 846 |

**Term Loan**

The $15.0 million term loan is repayable in equal monthly instalments over a 48-month period. As at September 30, 2007, the entire available term loan was drawn down, of which $3.8 million was classified as a current liability and $11.2 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

## QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | **Sept 30, 2007** | June 30, 2007 | March 31, 2007 | Dec 31, 2006 | Sept 30, 2006 |
|---|---|---|---|---|---|
| Albania – crude oil | | | | | |
| Average daily production (bopd) | **4,979** | 4,746 | 4,380 | 4,165 | 4,000 |
| Average sales volume (bopd) | **4,753** | 4,314 | 4,388 | 4,113 | 3,776 |
| Average price ($/barrel) | **37.14** | 32.89 | 27.19 | 24.44 | 26.63 |
| Royalties | **4.40** | 4.28 | 3.65 | 3.04 | 3.04 |
| Sales and transportation | **2.44** | 2.56 | 1.96 | 1.77 | 2.10 |
| Operating | **10.37** | 9.91 | 10.16 | 9.88 | 9.05 |
| Netback ($/barrel) | **19.93** | 16.14 | 11.42 | 9.75 | 12.44 |
| | | | | | |
| U.S. – natural gas and condensate | | | | | |
| Average sales volume (mmcf/d) | **502** | - | - | - | - |
| Average sales volume (bopd) | **26** | - | - | - | - |
| Average natural gas price ($/mcf) | **5.18** | - | - | - | - |
| Average condensate price ($/barrel) | **71.46** | - | - | - | - |
| | | | | | |
| Oil and gas revenues | **16,392** | 12,913 | 10,739 | 9,250 | 9,240 |
| Royalties | **1,922** | 1,682 | 1,440 | 1,149 | 1,055 |
| Sales and transportation | **1,068** | 1,007 | 775 | 670 | 728 |
| Operating | **4,568** | 4,048 | 4,014 | 3,737 | 3,141 |
| Net operating income | **8,834** | 6,176 | 4,510 | 3,694 | 4,316 |
| | | | | | |
| General and administrative | **1,975** | 1,824 | 1,659 | 1,916 | 1,422 |
| | | | | | |
| Funds from operations | **6,420** | 4,792 | 2,852 | 1,588 | 2,950 |
| Income (loss) for the period | **264** | 600 | (1,173) | (107) | (208) |
| Basic and diluted loss per share | - | - | - | - | - |
| | | | | | |
| Total assets | **185,652** | 175,550 | 168,005 | 138,030 | 127,106 |
| Term loan (including current portion) | **15,000** | **15,000** | 12,268 | 2,000 | - |

| *($000s, except as noted)* | June 30, 2006 | March 31, 2006 | Dec 31, 2005 |
|---|---|---|---|
| Albania – crude oil | | | |
| Average daily production (bopd) | 3,193 | 2,579 | 2,173 |
| Average sales volume (bopd) | 3,175 | 2,474 | 2,184 |
| Average price ($/barrel) | 25.64 | 25.55 | 23.13 |
| Royalties | 2.98 | 3.05 | 2.77 |
| Sales and transportation | 1.66 | 1.68 | 1.20 |
| Operating | 9.91 | 12.31 | 12.46 |
| Netback ($/barrel) | 11.09 | 8.51 | 6.69 |
| | | | |
| U.S. – natural gas and condensate | | | |
| Average sales volume (mmcf/d) | - | - | - |
| Average sales volume (bopd) | - | - | - |
| Average natural gas price ($/mcf) | - | - | - |
| Average condensate price (bopd) | - | - | - |
| | | | |
| Oil and gas revenues | 7,407 | 5,689 | 4,644 |
| Royalties | 860 | 679 | 564 |
| Sales and transportation | 480 | 373 | 241 |
| Operating | 2,862 | 2,741 | 2,246 |
| Net operating income | 3,205 | 1,896 | 1,593 |
| | | | |
| General and administrative | 1,450 | 972 | 904 |
| | | | |
| Funds from (used in) operations | 3,251 | 723 | 650 |
| Loss for the period | (253) | (993) | (755) |
| Basic and diluted loss per share | - | - | - |
| | | | |
| Total assets | 124,321 | 98,930 | 56,846 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at September 30, 2007 and November 8, 2007. In addition, the Company had approximately 67 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks, which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company, including but not limited to market conditions and commodity price changes. If the Company is not able to obtain financing when required in reasonable terms it may be required to put current plans on hold or decline on new opportunities. Bankers' ability to service its debt is dependent upon its ability to generate sufficient funds from operations to repay the principle and meet covenants.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure. The President and Chief Financial Officer have concluded, based on their evaluation as of September 30, 2007 that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended September 30, 2007, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

## OUTLOOK

In Albania, Bankers is confident that the production growth from primary techniques will continue to progress towards the Company's long-term goal of 10,000 bopd by 2010, despite recent challenges. Over the next few months, the Company will evaluate the field and implement initiatives to overcome any short-term issues and re-capture production growth momentum.

The Company has so far exceeded its average crude oil price estimate for the year due to increased exports at better than anticipated prices. Continuing exports and the strength in the world oil prices should result in netbacks and funds from operations that will be comparable to the third quarter results.

Bankers has begun implementation of several initiatives that have the potential to add significant long-term value to the Company. The testing of the cyclical steaming equipment is expected to lead to a new enhanced oil recovery (EOR) cyclic steam project that will be undertaken during 2008. As not one single technology will work effectively across the entire field due to the varying multiple zones and depths of the reservoir, Bankers will undertake appropriate projects in a step-by-step fashion. Further studies and engineering are underway to pursue potential integration, secondary and other EOR technologies that will be undertaken during 2008. Bankers is looking to these initiatives as a means of significantly increasing production and reservoir recovery in the Patos Marinza oilfield.

In the United States, Bankers has achieved its goal of first natural gas production in Oklahoma, progressing towards its production target of 4.0 mmcfe/d exit in 2007. Positive results from the Company's first successful horizontal wells have led to preliminary work on a commercial development program in Oklahoma for 2008.

In Texas, Bankers is progressing with its exploration program in what it considers the core area of the Palo Duro basin, where the Company has tested natural gas at rates that warrant further exploration. The Company will continue to define the potential of the basin through its activities over the remainder of 2007.

Bankers continues its progress towards unlocking the value of its portfolio of assets that offer substantial upside opportunities for its shareholders both in the near and over the long-term. The Company has experienced some challenges, but is confident it will continue its growth trend by focusing on strategies to increase reservoir recovery, reserves, production and funds from operations for the future.

Form 52-109F2 – Certification of Interim Filings – CEO, filed November 8, 2007

**Form 52-109F2 – Certification of Interim Filings**

I, **Richard Wadsworth**, the President of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 8, 2007

*"Richard Wadsworth"*

Richard Wadsworth
President

Form 52-109F2 – Certification of Interim Filings – CFO, filed November 8, 2007

**Form 52-109F2 – Certification of Interim Filings**

I, **C.S. (Juneyt) Tirmandi**, the Chief Financial Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 8, 2007

*"C.S. (Juneyt) Tirmandi"*

C.S. (Juneyt) Tirmandi
Chief Financial Officer

Interim financial statements, for the three and nine months ended September 30, 2007, filed November 8, 2007

Bankers PETROLEUM LTD.

# CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

## BANKERS PETROLEUM LTD.
## CONSOLIDATED BALANCE SHEETS
*(Unaudited, expressed in Thousands of United States dollars)*

### ASSETS

| | September 30 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 8,855 | $ 6,329 |
| Investment (Note 2) | 1,783 | - |
| Accounts receivable | 10,507 | 7,214 |
| Crude oil inventory | 1,219 | 713 |
| Deposits and prepaid expenses | 1,696 | 1,121 |
| | 24,060 | 15,377 |
| **Property, plant and equipment (Note 3)** | 161,592 | 122,653 |
| | $ 185,652 | $ 138,030 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 4) | $ 10,967 | $ 4,772 |
| Accounts payable and accrued liabilities | 13,272 | 11,369 |
| Current portion of term loan (Note 4) | 3,750 | 125 |
| | 27,989 | 16,266 |
| Term loan (Note 4) | 11,250 | 1,875 |
| Asset retirement obligations (Note 5) | 2,365 | 1,593 |
| Future income tax liability (Note 6) | 8,848 | 3,126 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 7) | 134,820 | 116,696 |
| Warrants (Note 7) | 2,004 | - |
| Contributed surplus (Note 7) | 7,311 | 4,456 |
| Deficit | (6,168) | (5,982) |
| Accumulated other comprehensive loss | (2,767) | - |
| | 135,200 | 115,170 |
| | $ 185,652 | $ 138,030 |

**Commitments (Note 10)**

***See accompanying notes to consolidated financial statements.***

## BANKERS PETROLEUM LTD.
## CONSOLIDATED STATEMENT OF CHANGES IN DEFICIT, COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE LOSS

*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| **Deficit** | | | | |
| Balance, beginning of period | $ **(6,432)** | $ (5,667) | $ **(5,982)** | $ (4,421) |
| Net income (loss) for the period | **264** | (208) | **(186)** | (1,454) |
| Balance, end of period | $ **(6,168)** | $ (5,875) | $ **(6,168)** | $ (5,875) |
| **Comprehensive Loss** | | | | |
| Net income (loss) for the period | $ **264** | $ (208) | $ **(186)** | $ (1,454) |
| Unrealized loss on investment (Note 2) | **(2,767)** | - | **(2,767)** | - |
| Comprehensive loss | $ **(2,503)** | (208) | **(2,953)** | (1,454) |
| **Accumulated Other Comprehensive Loss** | | | | |
| Balance, beginning of period | $ **-** | $ - | $ **-** | $ - |
| Unrealized loss on investment | **(2,767)** | - | **(2,767)** | - |
| Balance, end of period | $ **(2,767)** | $ - | $ **(2,767)** | $ - |

***See accompanying notes to consolidated financial statements.***

# BANKERS PETROLEUM LTD.
## CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
## FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30
*(Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Revenue*** | | | | |
| Oil and gas revenue | **$ 16,392** | $ 9,240 | **$ 40,044** | $ 22,336 |
| Royalties | **(1,922)** | (1,055) | **(5,044)** | (2,594) |
| | **14,470** | 8,185 | **35,000** | 19,742 |
| ***Expenses*** | | | | |
| Operating | **4,568** | 3,141 | **12,630** | 8,744 |
| Sales and transportation | **1,068** | 728 | **2,850** | 1,581 |
| General and administrative | **1,975** | 1,422 | **5,458** | 3,844 |
| Interest and bank charges | **242** | - | **553** | - |
| Interest on term loan | **338** | - | **876** | - |
| Stock-based compensation (Note 7) | **1,015** | 706 | **2,505** | 2,450 |
| Depletion, depreciation and accretion | **2,197** | 1,226 | **6,023** | 3,138 |
| | **11,403** | 7,223 | **30,895** | 19,757 |
| | **3,335** | 962 | **4,105** | (15) |
| ***Other income*** | | | | |
| Interest | **151** | 88 | **487** | 482 |
| Foreign exchange gain (loss) | **(10)** | (32) | **944** | 870 |
| | **141** | 56 | **1,431** | 1,352 |
| ***Income before income taxes*** | **3,208** | 1,018 | **5,536** | 1,337 |
| Future income tax expense (Note 6) | **(2,944)** | (1,226) | **(5,722)** | (2,791) |
| ***Net income (loss) for the period*** | **264** | (208) | **(186)** | (1,454) |
| Deficit, beginning of period | **(6,432)** | (5,667) | **(5,982)** | (4,421) |
| ***Deficit, end of period*** | **$ (6,168)** | $ (5,875) | **$ (6,168)** | $ (5,875) |
| **Basic and diluted earnings (loss) per share** | **0.00** | (0.00) | **(0.00)** | (0.00) |

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30**
*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Cash provided by (used in)*** | | | | |
| ***Operating activities*** | | | | |
| Net income (loss) for the period | **$ 264** | $ (208) | **$ (186)** | $ (1,454) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | **2,197** | 1,226 | **6,023** | 3,138 |
| Future income tax expense | **2,944** | 1,226 | **5,722** | 2,791 |
| Stock-based compensation | **1,015** | 706 | **2,505** | 2,450 |
| | **6,420** | 2,950 | **14,064** | 6,925 |
| Change in non-cash working capital (Note 11) | **194** | 2,038 | **(4,010)** | (2,791) |
| | **6,614** | 4,988 | **10,054** | 4,134 |
| ***Investing activities*** | | | | |
| Additions to property, plant and equipment | **(26,119)** | (12,853) | **(63,390)** | (55,353) |
| Proceeds from sale of property, plant and equipment | **-** | - | **15,000** | - |
| Change in non-cash working capital (Note 11) | **2,961** | (1,339) | **1,539** | 3,485 |
| | **(23,158)** | (14,192) | **(46,851)** | (51,868) |
| ***Financing activities*** | | | | |
| Issue of common shares and warrants for cash, net of issue costs | **-** | 2.274 | **20,128** | 43,208 |
| Operating loan | **6,496** | - | **6,195** | - |
| Term loan | **-** | - | **13,000** | - |
| | **6,496** | 2,274 | **39,323** | 43,208 |
| ***Increase (decrease) in cash and cash equivalents*** | **(10,048)** | (6,930) | **2,526** | (4,526) |
| Cash and cash equivalents, beginning of period | **18,903** | 15,933 | **6,329** | 13,529 |
| ***Cash and cash equivalents, end of period (Note 11)*** | **$ 8,855** | $ 9,003 | **$ 8,855** | $ 9,003 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

***Financial instruments – recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 2. INVESTMENT

| | | 2007 | | 2006 |
|---|---|---|---|---|
| 15,152,142 units of Palo Duro Energy Inc. | $ | 1,733 | $ | - |
| Other | | 50 | | - |
| | $ | 1,783 | $ | - |

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly owned U.S. subsidiary of a Canadian public company. This transaction was satisfied by a payment of $15 million in cash and the issue of 15,152,142 units of Palo Duro Energy Inc. valued at $4.5 million. Each unit consists of one common share and one half of one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009.

As at September 30, 2007 the Company has not sold any of the shares and the quoted market value of the investment at that date was $1,733. Accordingly, an unrealized loss of $2,767 was recorded in other comprehensive loss and the investment is written down to its market value.

## 3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at September 30, 2007 and December 31, 2006:

| | | 2007 | | | | | | 2006 |
|---|---|---|---|---|---|---|---|---|
| | | Cost | | Accumulated depletion and depreciation | | Net Book Value | | Net Book Value |
| Oil and gas properties – Albania | $ | 98,922 | $ | 12,216 | $ | **86,706** | $ | 55,084 |
| Oil and gas properties – United States | | 73,091 | | 42 | | **73,049** | | 66,520 |
| Equipment, furniture and fixtures | | 2,384 | | 547 | | **1,837** | | 1,049 |
| | $ | 174,397 | $ | 12,805 | $ | **161,592** | $ | 122,653 |

The depletion expense calculation for the three and nine month periods ended September 30, 2007 for the United States cost centre excludes $66,864 (2006 - $66,520) relating to unproved properties.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 3. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

The Company capitalized general and administrative expenses of $807 and $2,198 during the three and nine month periods ended September 30, 2007 ($325 and $825 for the corresponding periods in 2006) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the nine months ended September 30, 2007 included $101,000 (2006 - $81,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

## 4. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $16 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at September 30, 2007, $10,967 of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at September 30, 2007, the entire term loan was drawn down of which $3,750 was classified as a current liability and $11,250 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 5. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $13,565. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,932, as at September 30, 2007.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $667. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433, as at September 30, 2007.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 656 |
| Accretion | | 116 |
| Asset retirement obligations, September 30, 2007 | $ | 2,365 |

## 6. FUTURE INCOME TAX LIABILITY

Future income expense relates to the Albanian operations and results from the following:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Net book value of property, plant and equipment net of asset retirement obligations | $ | 86,176 | $ | 51,373 |
| Cost recovery pool | | (68,481) | | (45,226) |
| Timing difference | $ | 17,695 | $ | 6,147 |
| Future income tax liability @ 50% as at September 30 | $ | 8,848 | $ | 3,073 |
| Less: | | | | |
| Future income tax liability as at December 31, 2006 and 2005 | | 3,126 | | 282 |
| Future income tax expense for the period | $ | 5,722 | $ | 2,791 |

The high effective income tax rate resulting from future income tax expense of $5,722 in relation to income before taxes of $5,536 is due to the Canadian and the U.S. expenses not providing any relief from taxes in Albania.

The cost recovery pool represents deductions for income taxes in Albania.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to a private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | - |
| Exercise of compensation options | 784,636 | | 381 | | - |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to a public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,103) | | - |
| Stock-based compensation | - | | - | | 2,855 |
| Balance, September 30, 2007 | 448,109,492 | $ | 134,820 | $ | 7,311 |

Weighted average number of common shares used in the calculation of basic loss per share was 448,109,492 and 440,320,010 for the three and nine month periods ended September 30, 2007 (408,909,069 and 381,048,029 for the same periods in 2006).

The weighted average number of common shares used in the calculation of diluted earnings per share was 451,458,624 for the three month period ended September 30, 2007.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY (Cont'd)

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, September 30, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at September 30, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. SHAREHOLDERS' EQUITY (Cont'd)

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 9,935,000 | 0.59 |
| Options forfeited | (760,000) | 0.82 |
| Balance, September 30, 2007 | 32,705,000 | 0.75 |

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense for the three and nine month periods ended September 30, 2007 as $1,107 and $2,855 ($706 and $2,450 for the same periods in 2006) for the stock options vested and/or granted to officers, directors, employees and service providers. Of these amounts, $1,015 and $2,505 ($706 and $2,450 for the same periods in 2006) was charged to earnings and $92 and $350 (nil for the same periods in 2006) were capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming no dividends were paid. The weighted average fair market value per option granted in the three and nine month periods ended September 30, 2007 and 2006 and the assumption used in their determination were as follows:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Weighted average fair value per option | $0.31 | $0.42 | $0.35 | $0.46 |
| Risk-free interest rate (%) | 4.51 | 3.66 | 4.22 | 3.63 |
| Average volatility (%) | 66 | 63 | 67 | 54 |
| Expected life (years) | 5 | 5 | 5 | 5 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION

The Company defines its reportable segments based on geographic locations.

| Nine months ended September 30, 2007 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 34,847 | $ 153 | $ - | $ 35,000 |
| ***Expenses*** | | | | |
| Operating | 12,441 | 189 | - | 12,630 |
| Sales and transportation | 2,850 | - | - | 2,850 |
| General and administrative | 1,898 | 731 | 2,829 | 5,458 |
| Interest and bank charges | 553 | - | | 553 |
| Interest on term loan | 876 | - | - | 876 |
| Stock-based compensation | 567 | 486 | 1,452 | 2,505 |
| Depletion, depreciation and accretion | 5,875 | 81 | 67 | 6,023 |
| | 25,060 | 1,487 | 4,348 | 30,985 |
| Segment income (loss) | 9,787 | (1,334) | (4,348) | 4,105 |
| Other income | | | | 1,431 |
| Future income tax expense | | | | (5,722) |
| Loss for the period | | | | $ (186) |
| Assets, September 30, 2007 | $ 99,297 | $ 75,887 | $ 10,468 | $ 185,652 |
| Additions to property, plant and equipment | $ 37,216 | $ 25,937 | $ 237 | $ 63,390 |
| Cash proceeds from sale of property, plant and equipment | $ - | $ 15,000 | $ - | $ 15,000 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION (Cont'd)

| **Nine months ended September 30, 2006** | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 19,742 | $ - | $ - | $ 19,742 |
| ***Expenses*** | | | | |
| Operating | 8,744 | - | - | 8,744 |
| Sales and transportation | 1,581 | - | - | 1,581 |
| General and administrative | 1,534 | 410 | 1,900 | 3,844 |
| Stock-based compensation | 576 | 560 | 1,314 | 2,450 |
| Depletion, depreciation and accretion | 3,099 | 10 | 29 | 3,138 |
| | 15,534 | 980 | 3,243 | 19,757 |
| Segment income (loss) | 4,208 | (980) | (3,243) | (15) |
| Other income | | | | 1,352 |
| Future income tax expense | | | | (2,791) |
| Loss for the period | | | | $ (1,454) |
| Assets, September 30, 2006 | $ 57,415 | $ 61,352 | $ 8,339 | $ 127,106 |
| Additions to property, plant and equipment | $ 31,386 | $ 23,905 | $ 62 | $ 55,353 |

_(unaudited, expressed in Thousands of U.S. dollars)_

## 8. SEGMENTED INFORMATION (Cont'd)

| Three months ended September 30, 2007 | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 14,317 | | 153 | | - | | 14,470 |
| ***Expenses*** | | | | | | | | |
| Operating | | 4,535 | | 33 | | - | | 4,568 |
| Sales and transportation | | 1,068 | | - | | - | | 1,068 |
| General and administrative | | 757 | | 196 | | 1,022 | | 1,975 |
| Interest and bank charges | | 242 | | | | | | 242 |
| Interest on term loan | | 338 | | - | | - | | 338 |
| Stock-based compensation | | 183 | | 235 | | 597 | | 1,015 |
| Depletion, depreciation and accretion | | 2,113 | | 57 | | 27 | | 2,197 |
| | | 9,236 | | 521 | | 1,646 | | 11,403 |
| Segment income (loss) | | 5,081 | | (368) | | (1,646) | | 3,067 |
| Other income | | | | | | | | 141 |
| Future income tax expense | | | | | | | | (2,944) |
| Income for the period | | | | | | | $ | 264 |
| Additions to property, plant and equipment | $ | 13,010 | $ | 13,053 | $ | 56 | $ | 26,119 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 8. SEGMENTED INFORMATION (Cont'd)

| Three months ended September 30, 2006 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 8,185 | $ - | $ - | $ 8,185 |
| ***Expenses*** | | | | |
| Operating | 3,141 | - | - | 3,141 |
| Sales and transportation | 728 | - | - | 728 |
| General and administrative | 567 | 195 | 660 | 1,422 |
| Stock-based compensation | 313 | 129 | 264 | 706 |
| Depletion, depreciation and accretion | 1,210 | 5 | 11 | 1,226 |
| | 5,959 | 329 | 935 | 7,223 |
| Segment income (loss) | 2,226 | (329) | (935) | 962 |
| Other income | | | | 56 |
| Future income tax expense | | | | (1,226) |
| Loss for the period | | | | $ (208) |
| Additions to property, plant and equipment | $ 9,839 | $ 2,992 | $ 22 | $ 12,853 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 9. RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company, whose principal shareholder and officer is a Director of Bankers, for the provision of rigs and other oil well services at industry competitive rates. Bankers also incurs legal, rent and office services with companies related by way of common directors and/or officers. During the three and nine month periods ended September 30, 2007 and 2006, the Company incurred the following expenses with these parties:

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Legal fees | **$16** | $33 | **$243** | $296 |
| Rent and office services | **14** | 13 | **39** | 42 |
| Rigs and oil well servicing | **2,602** | 2,123 | **6,998** | 6,421 |

At September 30, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | **2007** | 2006 |
|---|---|---|
| Legal fees | $ **25** | $ 56 |
| Oil well servicing | **1,466** | 1,145 |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 10. COMMITMENTS

a) Capital Expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development submitted to AKBN, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

## 10. COMMITMENTS (Cont'd)

a) Capital Expenditures (cont'd)

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to AKBN each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $37.2 million towards its 2007 commitment during the nine months period ended September 30, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 90 |
| 2008 | | 233 |
| 2009 | | 172 |
| 2010 | | 172 |
| 2011 | | 172 |
| Thereafter | | 7 |
| | $ | 846 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 11. SUPPLEMENTAL CASH FLOW INFORMATION

| | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | | **2007** | 2006 | | **2007** | 2006 |
| *Operating activities* | | | | | | |
| (Increase) in decrease in current assets | | | | | | |
| Accounts receivable | $ | **1,085** | 2,232 | $ | **(3,293)** | (1,001) |
| Crude oil inventory | | **(209)** | (255) | | **(506)** | (255) |
| Deposit and prepaid expenses | | **431** | 105 | | **(575)** | (196) |
| Increase in (decrease) in current liabilities | | | | | | |
| Accounts payable and accrued liabilities | | **(1,113)** | (44) | | **364** | (1,339) |
| | $ | **194** | 2,038 | $ | **(4,010)** | (2,791) |
| *Investing activities* | | | | | | |
| (Decrease) increase in current liabilities | | | | | | |
| Accounts payable and accrued liabilities | $ | **2,961** | (1,339) | $ | **1,539** | 3,485 |
| *Cash and cash equivalents* | | | | | | |
| Cash | $ | **929** | 3,365 | $ | **929** | 3,365 |
| Fixed income investments | | **7,926** | 5,638 | | **7,926** | 5,638 |
| | $ | **8,855** | 9,003 | $ | **8,855** | 9,003 |
| *Interest paid* | $ | **573** | - | $ | **1,422** | - |

News release, filed November 7, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PETROLEUM COMMENTS ON TRADING ACTIVITY

**CALGARY, November 7, 2007** – At the request of Market Surveillance on behalf of the Toronto Stock Exchange, Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) wishes to declare that there is nothing known at this time that could be contributing to the Company's recent rise in share price.

On November 2, 2007, Bankers announced the appointment of Abdel F. (Abby) Badwi in the role of Strategic Advisor, Doug Urch as Financial Advisor and Ian McMurtrie as Technical Advisor to the Company. In addition, Mr. Badwi will be appointed to the Board of Directors of Bankers upon completion of a private placement by the new appointees and has agreed to assume the position of Chief Executive Officer of Bankers on February 1, 2008. Richard Wadsworth will continue as President and will become Chief Operating Officer at that time.

On October 24, 2007, Bankers' existing management team announced it had achieved two critical milestones in the development of its assets: the construction of its Albanian thermal steam project was completed and testing and steam injection commenced; and the Company began selling its first natural gas and liquids production from the Woodford shale in the Oklahoma, U.S. exploration project.

Initiating enhanced oil recovery techniques in Albania is an important first step beyond primary recovery techniques towards capturing additional reserves and production. Every one percent additional recovery on this 2.0 billion barrel original-oil-in-place resource will be important in terms of volumes and value.

The Woodford shale looks to be proving itself as a significant play for the Company, generating good exploration results from the first horizontal wells. Bankers is hopeful that it will soon be able to move the Ardmore basin acreage into a development phase in 2008.

---------

**Q3 Results & Conference Call:**

Bankers' third quarter results are expected to be released after market close on Thursday, November 8, 2007. A conference call to discuss these results will be held Friday, November 9 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BDT. To participate in the conference call, please dial 1-800-594-3615 or 1-416-644-3426 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

## *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It

also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting planned work programs on the Company's US properties and anticipated results of such programs constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Oil recovery costs and plans are based on a number of assumptions including that success rates will be similar to those rates experienced in similar enhanced oil recovery projects; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells required in these projects; availability of financing in the amounts and time frame required; if Brent oil prices fall, reduced returns and a change in the economics of the project could result; the inherent uncertainty in estimation of reserves; exports from Albania are not disrupted due to unforeseen events; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

- 30 -

**For further Information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Canaccord Adams Limited
Ryan Gaffney/ Adam Janikowski
+44 20 7050 6500

News release, filed November 2, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES NEW APPOINTMENTS

## *Private Placement and Option Grant*

**CALGARY, November 2, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce the appointment of Abdel F. (Abby) Badwi in the role of Strategic Advisor, Doug Urch as Financial Advisor and Ian McMurtrie as Technical Advisor effective immediately.

Mr. Badwi will be appointed to the Board of Directors of Bankers upon completion of a private placement by the new appointees and has agreed to assume the position of Chief Executive Officer of Bankers on February 1, 2008. Richard Wadsworth will continue as President and will become Chief Operating Officer at that time. Mr. Badwi was President and CEO of Rally Energy Corp., an oil and gas exploration, development and production company listed on the TSX, until its sale in September 2007. Mr. Urch was Vice President, Finance and CFO and Mr. McMurtrie was Vice President, Exploration, of Rally Energy Corp.

Messrs. Badwi, Urch and McMurtrie have agreed to purchase, on a non-brokered private placement basis, an aggregate of 4.4 million units of the Company, at a price of $0.50 per unit. The $2.2 million in proceeds from the placement will be added to the Company's working capital. Each unit will comprise one common share of the Company and one non-transferrable share purchase warrant, each warrant entitling the holder, subject to certain conditions, to acquire on exercise one additional common share of the Company, at a price of $1.00 for a period of three years from the date of issue. The private placement is subject to TSX approval and is expected to close prior to the end of November.

In connection with the appointments the Company has granted the appointees an aggregate of 4.4 million stock options exercisable for a period of five years at $0.58 per share. The options will be subject to deferred vesting such that one-third of the options will vest and become exercisable on the first anniversary date of appointment and one-third on each of the second and third anniversary dates.

"We are extremely pleased that Abby and his team have decided to join us at Bankers," said Bob Cross, Chairman. "Abby, Doug and Ian were instrumental in substantially growing Rally Energy's reserves, production and cash flow in the Issaran oilfield in Egypt over a short two year period, and our Patos Marinza oilfield has many similarities to that field. They bring a wealth of experience in all aspects of heavy oil operations, including enhanced oil recovery technologies, which will compliment the proven capabilities of the team that Richard Wadsworth has assembled in Albania. We look forward to our next phase of growth."

---------

**Abdel F. (Abby) Badwi, *P. Geol.***

Mr. Badwi is an international energy executive and professional geologist with more than 35 years experience in the exploration, development and production of oil and gas fields in North America, South America, Asia and the Middle East. From 2005 until September 2007, he was President and CEO of Rally Energy Corp., an oil and gas company with operations in Egypt, Pakistan and Canada.

The management team of Rally Energy Corp., lead by Mr. Badwi and including Messrs Urch and McMurtrie, was instrumental in growing Rally's reserves from approximately nine million BOE to approximately 104 million BOE and production from 2,000 boepd to 8,000 boepd with an associated substantial increase in cash from operations in a short two-year period. Rally's principal area of operations was Egypt, where it had a 100% operating interest the Issaran heavy oil field.

Mr. Badwi was also previously President of Corrundum Energy Ltd., a private company providing advisory services and investments in oil and gas ventures, and served as President and CEO of Geodyne Energy and President and Chief Operating Officer of Carmanah Resources Ltd., a TSX Venture Exchange company with oil holdings in Canada, Indonesia and Venezuela. Mr. Badwi has been an officer and director of several Canadian public and private companies and is currently a director of Gastar Exploration Ltd., Sustainable Energy Technologies Ltd., Sinchao Metals Corp., Fairmount Energy Inc., ArPetrol Inc. (a private oil and gas company with activities in Argentina) and Rally Energy Corp. He is 61 years of age.

Upon completion of the private placement and subsequent employment to the Board, Mr. Badwi will hold two million common shares, two million share purchase warrants of the Company and two million stock options

**Doug Urch, *B. Comm., CMA***

Mr. Urch has over 25 years of oil and gas industry experience. From September 2000, he was Vice President, Finance and Chief Financial Officer of Rally Energy Corp. and its subsidiaries. Prior to this time, Mr. Urch provided financial management services for a variety of public and private companies. He was Chief Financial Officer, Controller and Corporate Secretary of Barrington Petroleum Ltd. from 1991 to 1993 and Controller at Ryerson Oil and Gas Limited from 1983 to 1991. He is currently a Director and President of Perpetual Ventures Inc. (a private financial management consulting company).

**Ian McMurtrie, *P. Geol.***

Mr. McMurtrie was Vice President, Exploration of Rally Energy Corp. since July 2004 and provided advisory services to that company since late 2003. Prior to advising Rally Energy Corp. he was President of Cawdor Investments Ltd., a private company managing oil and gas royalties and providing technical oil and gas consulting services to public and private companies. Mr. McMurtrie commenced his exploration career with Texaco Exploration Canada Ltd. He has been directly involved in the discovery and development of numerous oil and gas pools throughout North America for such companies as Czar Resources Ltd., United Rayore Gas Ltd., and Raptor Capital Corporation. Mr. McMurtrie has extensive expertise in the development of oil pools using innovative drilling technologies.

---------

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and

Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the planned assumption of CEO responsibilities by Mr. Badwi in February, 2008 constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Contracts for personal services may be terminated or become incapable of being performed as a result of a variety of events or circumstances. While the company is not aware of any event or circumstance that would preclude Mr. Badwi from assuming CEO responsibilities as planned, there is no assurance that an intervening event or circumstance will not occur.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

\- 30 -

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

Adam Janikowski
+44 20 7050 6746

News release, filed November 1, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PROVIDES NOTICE OF RELEASE OF THIRD QUARTER 2007 RESULTS AND CONFERENCE CALL

**CALGARY, November 1, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) will release its 2007 third quarter results on Thursday, November 8, 2007.

Richard Wadsworth, President, will host a conference call with the investment community to discuss the results on Friday, November 9, at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BST. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-594-3615 or 1-416-644-3426 approximately 10 minutes prior to the call. An archived recording of the call with be available shortly after the completion of the call through November 24, 2007 by dialling 1-416-640-1917 or 1-877-289-8525 and entering pass code 21250956#. A live audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com. Shortly after the call, an audio archive will be posted on the website for 90 days.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

*AIM NOMAD:*
Ryan Gaffney
+44 20 7050 6777

News release, filed October 25, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM COMPLETES CONSTRUCTION OF THERMAL STEAM PROJECT IN ALBANIA

## *Export Shipments Significantly Increase Revenue and Cash Flow*

**CALGARY, October 24, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that the construction of its thermal steam project has been completed in Albania and testing and steam injection has commenced. The objective of these tests is twofold: to learn the reservoir response in relation to the Company's modelling, and to implement the steaming techniques under field conditions. The completion of tests is expected to lead to a pilot project with newly drilled wells on a pattern for cyclic steam injection in late 2008 and subsequent steam flooding.

"This is an important first step in our drive beyond primary recovery techniques towards capturing additional reserves and production," said Richard Wadsworth, President. "Every one percent additional recovery on this 2.0 billion barrel OOIP resource will be important in terms of volumes and value to the Company and our shareholders."

In September, Bankers commenced sales to a third export refinery, providing increased revenue and cash flows. Bankers has continued to improve upon the export price of the Albanian crude, which has significantly increased netback and offset the impact of lower than anticipated production growth. Construction of the central treatment facility was completed in October, providing additional storage and treatment ability for the Company's heavy oil. It will assist in streamlining the treatment and transportation process.

Production from the Patos Marinza oilfield averaged 5,000 bopd in September. While new production has been brought on stream as anticipated through ongoing well re-completions, unexpected decreases have resulted in production remaining flat over the past quarter. This is believed to be due to several factors that are mainly external to reservoir performance including: the previously announced water disposal constraints; unanticipated serious mechanical wellbore and isolation failures; increased water production coming from shallower and deeper water bearing zones; and a shortage of rig workover capacity and specialised well servicing equipment.

As a result, Bankers does not anticipate it will be able to meet its 2007 average and exit production targets. The Company expects slower growth in the fourth quarter and will not provide new guidance until the situation is further analysed over the coming months.

Bankers is reviewing these factors in depth and undertaking several initiatives to address the concerns, including:

- Adding water disposal capacity in November through the deepening of several disposal wells;
- Improving its workover capabilities;
- Increasing service rig availability: a fourth service rig will be arriving in October and a fifth is scheduled for December, which will assist in accelerating well workovers;
- Reviewing its strategy around well re-completion practices; and
- Considering an infill drilling program in 2008.

While the existing production challenges are a concern and will require more time and resources to correct, it is believed that the difference between actual and target production may be re-captured through implementation of the activities iterated above.

---------

**Q3 Conference Call:**

A conference call to discuss the third quarter results will be held Friday, November 9 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BDT. To participate in the conference call, please dial 1-800-594-3615 or 1-416-644-3426 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

***Caution Regarding Forward-looking Information***

*Information in this news release respecting potential recoveries and outcomes from its plans for its Albanian operations constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Oil recovery costs and plans, as well as acquisition opportunities, are based on a number of assumptions including that success rates will be similar to those rates experienced in similar enhanced oil recovery projects; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells required in these projects; availability of financing in the amounts and time frame required; if Brent oil prices fall, reduced returns and a change in the economics of the project could result; the inherent uncertainty in estimation of reserves; exports from Albania are not disrupted due to unforeseen events; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

News release, filed October 24, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM ACHIEVES FIRST NATURAL GAS PRODUCTION AND SALES FROM THE WOODFORD SHALE IN OKLAHOMA

## *Additional Horizontal Wells Underway to Further Increase Production*

**CALGARY, October 24, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to provide an operational update for its United States exploration program. In Oklahoma, the Company began selling natural gas and liquids from the Nickel Hill #1-26 and Greenway 35-1H wells in the last month. Additional horizontal wells are in the process of being tested and drilled in the Ardmore basin to further increase production and sales prior to year-end.

"We're very pleased with the progress we've achieved in the Ardmore basin in Oklahoma," said Wolf Regener, President, Bankers Petroleum (US) Inc. "The Woodford shale looks to be proving itself to be a significant play for the Company, generating good exploration results from the first two horizontal wells drilled on our acreage. Our success has led to us reaching an important milestone in our US exploration strategy: first natural gas production and sales. We expect to be able to continue to improve upon the economics and success of future wells as is quite common in shale plays. We are quite hopeful that we will soon be able to move our Ardmore basin acreage into a development phase in 2008 while we continue to define the potential of the Palo Duro basin."

### *Ardmore Basin, Oklahoma*

The Company's first horizontal Woodford shale well, the Greenway 35-1H well, had an initial production rate of approximately 2.2 mmcfe/d[1]. This production, combined with that of the vertical Nickel Hill #1-26 well, which is currently producing approximately 900 mcfe/d, has been tied-into a gathering system and is being sold through the newly constructed facilities. The Company's respective working interests in these wells are 46 and 75 percent.

Bankers successfully drilled, completed and fracture stimulated the WLC 17-1H well in which it has a 38 percent working interest. Analysis of the vertical pilot hole drilled prior to drilling the horizontal portion of this well indicated a 325 foot thick Woodford shale section that compares favourably with the other wells drilled in the area. The well is currently flowing back after fracture stimulation, having recovered about 59 percent of fracture fluid, and is producing at approximately 2.1 mmcfe/d of natural gas and liquids. In addition, Bankers just completed drilling and has run casing in the horizontal portion of the Brock 9-1H

[1] mcfe/d is calculated as daily production of gas in thousand cubic feet (mcf) at standard conditions plus daily liquid production volume in barrels (bbl) converted to mcf at a ratio of 1 bbl equal to 10 mcf, which is based on the approximate pricing ratio of the gas and liquids.

well. The drilling rig is moving to the next well to be drilled on Bankers acreage in this project, the Brock 4-1H well. The results from these initial wells will assist Bankers in creating a commercial development program for 2008.

As Bankers progresses with its drilling program, costs are decreasing significantly from well-to-well. For example, total drilling and completion costs were reduced by approximately 45 percent for the shallower WLC 17-1H well and are estimated to be reduced by approximately 35 percent for the deeper Brock 9-1 well as compared to the Greenway 35-1H well. It is estimated that this will positively impact the economics for Bankers' shale gas development. Bankers is estimating that its drilling costs will be between $2.6 to $3.4 million per well in a development scenario, depending on the depth of the individual horizontal well. In addition, as more is learned about the reservoir, Bankers anticipates that it may also be able to increase the productivity of the wells by fine tuning its fracture stimulation techniques.

***Palo Duro Basin, Texas***

In Palo Duro, Bankers is progressing with its exploration program in what it considers the core area of the basin, which the Company believes has the best potential productive Bend shale and Granite Wash Sands over its acreage holdings.

The Company is in the process of drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation, where fracture stimulation of the original vertical wellbore generated encouraging results of approximately 325 Mcf/d. Early results during drilling indicate good natural gas shows from the sand. The well is anticipated to be finished drilling within the next two weeks.

The Black 4#1 well targeted what was perceived to be a more thermally mature portion of the basin. Initial results have had limited natural gas flows from some sand intervals; the well is currently shut-in for pressure build-up tests. A fracture stimulation of the Bend shale interval is being planned that incorporates new techniques recommended by CoreLabs.

A basin-wide core study is in the final stages of being completed by CoreLabs that incorporates all core, log, fracture and production data from all previous wells drilled that Bankers has access to. The analysis of the cores taken in the Palo Duro basin wells has confirmed that the rocks contain substantial volumes of gas and have some unique rock properties that may require different stimulation/completion techniques than those commonly used in other shale basins. Bankers believes that the application of these techniques, together with focusing on the more thermally mature portion of the basin, will positively affect future production rates from the Bend shale formation. Additional tests are currently being done on the whole cores from the Burleson Ranch well to further clarify the findings and to determine fracture fluid incompatibilities that may have caused some of the previous performance issues.

Bankers' near-term goals for the Palo Duro basin are: to improve on prior results from the previously drilled vertical wells, which will also show repeatability; and to utilize horizontal wells to attempt to dramatically increase production rates over vertical well rates. Further exploration and development activities will be influenced by the results of these wells.

--------

**Q3 Conference Call:**

A conference call to discuss the third quarter results will be held Friday, November 9 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BDT. To participate in the conference call, please dial 1-800-594-3615 or 1-416-644-3426 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting planned work programs on the Company's US properties and anticipated results of such programs constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

Directors Shareholding (AIM notification), filed August 29, 2007

**Wed Aug 29, 2007**

## Director Shareholding

Bankers Petroleum Ltd. (the "Company")

The Company announces that on 27 and 28 August 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson | 10,500 | CDN$0.385 | 15,950,300 |
| Director | 219,500 | CDN$0.39 | |
| | 20,000 | CDN$0.395 | |

For further information, contact:
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

AIM NOMAD:
Ryan Gaffney
+44 20 7050 6777

Directors Shareholding (AIM notification), filed August 21, 2007

**Tue Aug 21, 2007**

## Director Shareholding

The Company announces that on 20 August 2007 it was notified that the following members of Bankers' Executive bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Susan J. Soprovich<br>VP, Investor Relations &<br>Corporate Governance | 10,000<br>2,800 | CDN$0.39<br>CDN$0.40 | 29,800 |

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

Directors Shareholding (AIM notification), filed August 20, 2007

**Mon Aug 20, 2007**

## Director Shareholding

The Company announces that on 17 August 2007 it was notified that the following members of Bankers' Board and Executive bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Robert Cross<br>Chairman | 1,100,000 | CDN$0.365 | 15,737,500 |
| James Hill<br>US VP of Exploration | 6,000 | US$0.349 | 211,000 |

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

Directors Shareholding (AIM notification), filed August 14, 2007

**Tue Aug 14, 2007**
## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 13 & 14 August 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Richard Wadsworth<br>President | 30,000 | CDN$0.45 | 30,000 |
| Regener Family Trust<br>(Wolf Regener) | 100,000 | CDN$0.44 | 530,000 |
| James Hill<br>US VP of Exploration | 10,000 | US$0.405 | 205,000 |
| Ford Nicholson<br>Director | 200,000 | CDN$0.42 | 15,700,300 |

MD&A for the six months ended June 30, 2007, filed August 9, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd.'s (Bankers or the Company) operating and financial results for the three and six month periods ended June 30, 2007,compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three and six month periods ended June 30, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of August 9, 2007.

## NON-GAAP MEASURES

Funds from operations are a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those

described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## OVERVIEW

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % | **2007** | 2006 | % |
| *Financial ($000s, except as noted)* | | | | | | |
| Oil and gas revenue | **12,913** | 7,407 | 74 | **23,652** | 13,096 | 81 |
| Net operating income | **6,332** | 3,205 | 98 | **10,842** | 5,101 | 125 |
| Income (loss) for the period | **600** | (253) | 337 | **(450)** | (1,246) | 64 |
| Funds from operations | **4,792** | 3,251 | 47 | **7,644** | 3,975 | 92 |
| Additions to property, plant and equipment | **23,257** | 29,106 | (20) | **37,271** | 42,500 | (12) |
| Total assets | | | | **175,550** | 124,321 | 41 |
| Shareholders' equity | | | | **136,596** | 112,229 | 22 |
| *Operating* | | | | | | |
| Average daily production (bopd) | **4,746** | 3,193 | 49 | **4,564** | 2,888 | 58 |
| Average sales volume (bopd) | **4,314** | 3,175 | 36 | **4,351** | 2,826 | 54 |
| Average price ($/barrel) | **32.89** | 25.64 | 28 | **30.03** | 25.60 | 17 |
| Netback ($/barrel) | **16.14** | 11.09 | 46 | **13.77** | 9.97 | 38 |

Bankers continued to increase production, revenues, netback and funds from operations during the three month period ended June 30, 2007:

- Average production was 4,746 bopd compared to 4,380 bopd for the first quarter of 2007 and 3,193 bopd for the same period in 2006, increases of 8% and 49% respectively.
- Exit production for June 2007 was approximately 5,000 bopd.
- Higher production and average oil sales price resulted in increased revenues of $12.9 million for the quarter compared to $10.7 million in the preceding quarter and $7.4 million for the same period in 2006.
- Netback improved to $16.14 per barrel from $11.42 per barrel in the preceding quarter and $11.09 per barrel for the same period in 2006, increases of 41% and 46% respectively.
- Net income for the period was $600,000 compared to losses of $1.1 million and $253,000 for the preceding quarter and the corresponding period in 2006.
- Funds from operations increased to $4.8 million from $2.9 million and $3.3 million for the three months ended March 31, 2007 and the corresponding period in 2006, respectively.

## Albania

The Company exported 60% of its crude during the second quarter of 2007 at an average price of $36.15 per barrel. In comparison, exports made up 39% of the sales during the previous quarter at an average price of $28.67 per barrel. Domestic sale price averaged $28.10 per barrel compared to $26.26 per barrel for the preceding quarter and $23.58 per barrel for the same period in 2006.

The increased export volumes and prices helped Bankers to receive a substantially higher average oil price. The Company averaged $32.89 per barrel during the second quarter of 2007 compared to $27.19 per barrel for the previous quarter and $25.64 for the same period in 2006, increases of 21% and 28% respectively.

Of significance in the quarter was the arrival of equipment required for the steam pilot project. Bankers intends to commence testing operations on one or more wells during the second half of the year to test the equipment, injection parameters and assumptions in order to optimize operations for a steam pilot during 2008. The 2008 steam pilot would involve the drilling of new directional wells from a single pad location, including building the necessary production facilities for initial cyclic steam injection followed by steam flooding. Final approvals for this program are being sought from Albpetrol and the Albanian government.

## United States

In Oklahoma, Bankers drilled and completed its first horizontal well, Greenway #35-1H, in the second quarter. The Greenway 35-1H well offsets the Nickel Hill #1-26 discovery well and is currently flowing back fracture fluid and undergoing testing. Other events in the quarter include:

- A production facility for the Nickel Hill and Greenway wells is currently being constructed with an expected end of August completion date.
- Bankers is in the process of drilling a second horizontal well about 10 miles to the southeast of the Greenway well, the W.L.C. 17-1H. The vertical portion is complete, encountering a 325 foot thick Woodford shale section.
- The Company has also participated in four vertical wells operated by others; all wells encountered promising Woodford shale sections in its Carter and Johnson County play.
- Bankers participated in another vertical well in Hughes County, which encountered a Woodford shale section that was similar to those encountered in the Lake Holdenville 35-1 well and other wells in the area.

In Texas, Bankers air drilled and completed the vertical Cogdell #64-1 well in the Palo Duro Basin during the first quarter. The Granite Wash Sand was successfully fracture stimulated and produced at an average rate of 325 Mcf/d with no condensate and about 24 bbls/d of fracture fluid on the last 7 days of a 10-day flow test. In the second quarter, Bankers fracture stimulated the Bend shale interval, which is flowing back fracture fluid and undergoing testing. In addition:

- Bankers drilled the Black 4#1 well, which encountered a more thermally mature 280 foot thick Bend shale interval as well as numerous potentially productive Granite Wash Sands intervals.
    - A brief test of the sand is planned, which will be followed by fracture stimulating the primary target, the Bend shale.
- Bankers intends to drill a horizontal test of the Granite Wash Sand in an attempt to substantially increase the 325 Mcf/d flow rate achieved from the vertical well in this interval.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production continued to increase as more wells were re-activated and worked over in Albania, bringing the active well count to 163 from 134 in the preceding quarter. As at June 30, 2007, the Company also had 37 wells waiting for servicing and reactivation. Average production increased to 4,746 bopd during the quarter from 4,380 bopd for the preceding quarter and from 3,193 bopd from the same period a year ago. The arrival of the third workover rig during March helped increase the quarterly production gains closer to forecasted levels. Planned accelerated well take-overs and work overs during the balance of the year are anticipated to enable Bankers to meet its previously announced production targets for 2007.

During the quarter, the Company exported approximately 60% of its crude oil to two refineries in Italy at an average price of $36.15 per barrel. By comparison, exports made up 39% of sales in the preceding quarter at an average price of $28.67 per barrel. Bankers intends to keep its exports at or above 50% during the balance of the year in order to continue to capture the significant difference between domestic and export prices.

The Company's average oil price for the quarter was $32.89 per barrel, up from $27.19 per barrel for the preceding quarter and $25.64 per barrel for the same period in 2006.

Oil and gas revenues for the quarter were $12.9 million up from $10.7 million for the quarter ended March 31, 2007, and $7.4 million for the corresponding quarter a year ago, increases of 20% and 74% respectively.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $4.28 per barrel from $3.65 per barrel in the preceding quarter and $2.98 per barrel for the corresponding period in 2006. The increase in royalties during the second quarter of 2007 was related to wells taken over from Albpetrol that increased pre-existing production without a corresponding increase in the Company's incremental production due to slower than anticipated growth. Increases in the domestic sale price from $23.58 per barrel in June 2006 to $26.26 per barrel in March 2007 and $28.10 per barrel in June 2007 also contributed to the unit increase in royalties.

Operating expenses per barrel declined moderately to $9.91 per barrel from $10.16 per barrel in the preceding quarter but were at the same level with the corresponding period in 2006. The operating expenses are typically lower during spring/summer months due to reduced energy costs.

Sales and transportation expenses increased to $2.56 per barrel from $1.96 per barrel in the preceding quarter and $1.66 per barrel for the same period in 2006. This increase was directly related to incremental costs of additional transportation, inspection and port fees associated with the higher amount of crude oil exports.

The Company's netback per barrel improved significantly to $16.14 per barrel from $11.42 per barrel in the preceding quarter and $11.09 per barrel for the same period in 2006. The increase resulted from higher oil prices.

| Netback | Three months ended June 30 2007 | 2006 | % | Six months ended June 30 2007 | 2006 | % |
|---|---|---|---|---|---|---|
| Average price ($/barrel) | **32.89** | 25.64 | 28 | **30.03** | 25.60 | 17 |
| Royalties | **4.28** | 2.98 | 44 | **3.96** | 3.01 | 32 |
| Sales and transportation | **2.56** | 1.66 | 54 | **2.26** | 1.67 | 35 |
| Operating | **9.91** | 9.91 | - | **10.04** | 10.95 | (8) |
| Netback ($/barrel) | **16.14** | 11.09 | 46 | **13.77** | 9.97 | 38 |

## General and Administrative Expenses

General and administrative expenses (G&A) before capitalization were $2.4 million for the quarter compared to $2.5 million for the preceding quarter and $1.8 million for the same period in 2006. Despite the effect of strengthening Canadian dollar against its U.S. counterpart, the Company managed a modest reduction in G&A for the quarter. The increase in G&A compared to the same period in 2006 reflect higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company charged $1.8 million of G&A to operations and capitalized $592,000. During the preceding quarter the comparable figures were $1.7 million and $799,000. For the corresponding period in 2006, the Company charged $1.5 million of G&A to operations and capitalized $269,000. Capitalized G&A were directly related to acquisition, exploration and development activities in Albania and the United States.

## Depletion, Depreciation and Accretion

Depletion, depreciation and accretion (DDA) expense for the quarter ended June 30, 2007 were $1.9 million, which was comparable to the preceding quarter. For the same period in 2006, DDA was $961,000. Depletion expense on a per barrel basis was $4.02 for the quarter compared to $4.36 and $3.07, respectively for the preceding quarter and the same period in 2006.

## Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $11.8 million. The Company recorded a future income tax expense of $1.7 million for the quarter compared to $1.0 million for both the preceding quarter and the same period in 2006 using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction.

## Net Income for the Period and Funds from Operations

The Company recorded a net income of $600,000 ($0.00 per share) during the quarter compared to a loss of $1.1 million ($0.00 per share) for the preceding period and a loss of $253,000 ($0.00 per share) for the same period in 2006.

Bankers generated funds from operations of $4.8 million during the quarter compared to $2.9 million for the preceding quarter and $3.3 million for the same period in 2006. The increase in funds from operations reflects higher production and oil prices obtained during the period as well as a foreign exchange gain of $773,000.

## OPERATIONS UPDATE

### Albania

Bankers continues to implement its work program for 2007 through well take-overs and re-activations. Production is currently over 5,000 bopd and is expected to continue to increase through the remainder of the year. While production growth continues, the current pace remains below forecast due to severe hot weather in Albania and constraints on the Company's water disposal system. Approximately 300 to 400 bopd of production is reduced in the short-term as a result of these circumstances. Bankers is in the process of implementing initiatives to remediate this.

The Company is currently in the process of accelerating well take-overs in order to increase production by year-end and help overcome the shortfall experienced in the first half of the year. The capital impact of the accelerated program is minimal as equipment will be re-deployed from unsuccessful wells.

Bankers is expected to commence the testing of steam generation equipment in Albania during the second half of 2007. The objective of these tests is twofold: to learn the reservoir response, and to implement the steaming techniques in field conditions. Following these tests the Company intends to undertake a pilot with newly drilled wells on a pattern for cyclic steam injection in 2008 and subsequent steam flooding.

Further studies and engineering are underway to pursue potential integration, secondary and other EOR technologies that will be undertaken during 2008. Bankers is looking to these initiatives as a means of significantly increasing production and reserve recovery in the Patos Marinza oilfield.

The Albanian government recently announced plans for the privatization of ARMO, the state owned refineries. Headquartered in Fier, ARMO is the only refiner in Albania, a key wholesaler and one of the main retailers of refined products in the Albanian market. ARMO's market share in the retail sector is currently estimated at 20%. Bankers is interested in and intends to pursue this acquisition opportunity in order to seize the potential upstream/downstream synergies, which is expected to not only increase reservoir recovery and production but result in the Company extracting a higher value for its production.

### United States

Bankers has advanced its potential development of its Oklahoma Woodford shale prospect in Carter and Johnston Counties with the following activities:

- Drilled its first horizontal Woodford shale well in Carter County, the Greenway #35-1H well, which is an offset to the Nickel Hill #1-26 discovery well. This well was drilled to a total vertical depth of about 9,800 feet and the horizontal portion of the wellbore was drilled through the upper, middle and lower Woodford intervals. While 2,800 horizontal feet was successfully fracture stimulated in five stages, early indications are that some intervals much more effectively stimulated the entire Woodford section.

  - Although the well is currently flowing natural gas, the total flow rate isn't as high as management had anticipated. Further testing is continuing as more fracture fluid is recovered. More information will become available in the coming weeks. This data has been incorporated in the drilling design of Bankers' second horizontal well in the basin, the WLC 17-1H, which will be drilled in one interval so that Bankers can more effectively stimulate the entire 320 foot thick Woodford section throughout the entire length of the wellbore.

- Negotiated a pipeline connection and surface tie-in for the Nickel Hill #1-26 vertical well and the Greenway horizontal well. A facility to handle production from both wells is currently being constructed and is expected to be completed and tied in by the end of August.

- In the process of acquiring a 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage. Permitting for the entire survey is nearly complete and acquisition of data has begun.

- Drilling a second horizontal Woodford shale well in Johnston County, approximately 10 miles from the first two wells, near the far south east corner of the Company's acreage. The WLC 17-1H well vertical pilot hole has been drilled to 6,700 feet and logged. Bankers is currently drilling the horizontal portion of the well, which is projected to be drilled to a length of 3,000 feet. Analysis of the vertical wellbore indicates a 325 foot thick Woodford shale section that compares favorably with the other wells drilled in the area.

- Participated in four vertical wells in the Carter and Johnson Counties operated by others. Bankers interest in these wells ranges from six to 30 percent. Each of the wells has encountered a promising Woodford shale section and two of them have in addition encountered a prospectively productive Sycamore formation.

In Hughes County, Bankers plans to drill a horizontal well in the fourth quarter after having completed an updated geologic/engineering study on the Lake Holdenville #35-1H well and other operators' wells in the area. Results from another vertical Woodford shale well, approximately two and a half miles away from Bankers' well, had a reported initial production rate of 330 Mcf/d after stimulation, providing confirmation of gas productivity.

- Bankers also participated in a non-operated vertical well in Hughes County in which it has a 51 percent interest. This well encountered a promising Woodford shale section as well as three other potentially productive intervals. The Company has been told by the operator that they intend to begin completion operations in the near future.

In Palo Duro, Texas, the Company believes it has narrowed down the area of the basin that has the best potential productive Bend shale. This core area will be where Bankers plans to focus its activities going forward. Some of the key events in its progress include:

- Successfully drilled and fracture stimulated the Cogdell #64-1 well in the Granite Wash Sand with rates of approximately 325 Mcf/d. In the second quarter, the shale interval in this same well was fracture stimulated. It encountered a casing problem after the fracture stimulation but is still able to flow back fracture fluid. The well is still recovering fracture fluid and gas flow rates are being tested. Bankers is planning to re-enter this well and drill a horizontal lateral in the Granite Wash Sand in the third quarter in an attempt to substantially increase the flow rate achieved from

the vertical wellbore. Horizontal drilling often substantially increases flow rates over that of vertical wells in many established shale basins.

- Drilled an additional vertical well, the Black 4#1, which reached total depth in July. The well was drilled underbalanced, using nitrogen and encountered a prospective 280 foot thick Bend shale interval and numerous potentially productive Granite Wash Sands, which had good electric log responses as well as good mud logging sample shows.
    - The Black 4#1 well targeted what was perceived to be a more thermally mature portion of the basin; preliminary analysis indicates that this was successful. The gas encountered in mud logging shows while drilling the Bend shale in the Black well indicates a much higher ratio of methane gas, with less heavier ends than in Bankers' first three wells it drilled in the basin. This supports the Company's opinion on the core area of the basin.
    - Bankers is expecting to show repeatability over a larger area by establishing productivity from the shale in vertical wells similar to the results seen by Tyner Resources in their Stephens well, which has produced at a stable 225 Mcf/d rate for over six months from the Bend shale interval. Once this repeatability is confirmed, Bankers can begin drilling horizontal wells in the shale in an attempt to substantially increase the productivity of the wells. Bankers anticipates being able to test the productivity of drilling horizontal wells into the shale later this year.

In New York, Bankers reprocessed high quality aeromagnetic data covering all of the Wayne County in the second quarter. The Company believes that its own 19,000 acre block has more potential for a hydrothermal dolomite play than the option acreage where most of its drilling and fracture stimulation work has occurred so far.

- Bankers fracture stimulated two existing wells in New York with disappointing results, indicating that, in the Company's opinion, the original Trenton resource play concept would not work in this area. As a result, Bankers did not exercise its option to acquire the additional acreage in New York that was located around these wells. The option exercise would have required Bankers to make a cash payment of almost a million dollars and finish drilling three earning wells. Management feels that its resources are better focused on its 19,000 existing acres by exploring for potential hydrothermal dolomite plays.
- Bankers is currently planning the acquisition of 2D seismic on its existing acreage to help evaluate the hydrothermal dolomite concept. Regionally, over 125 million barrels of oil and 200 BCF of gas have been produced from Trenton/Blackriver hydrothermal dolomite fields. Recent field discoveries south of Bankers' acreage block have extended the play into the Appalachian basin from south central Michigan.

In Mississippi and Alabama, Bankers is continuing with Pottsville Tight Gas Sands and Floyd shale prospect development through additional geologic and geophysical work on the Black Warrior Basin project. In addition, Bankers is monitoring the activity of a number of other operators that are drilling and testing wells in the Floyd shale in this project area.

## CAPITAL EXPENDITURES

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| *($000)* | **2007** | 2006 | **2007** | 2006 |
| Albania | **14,367** | 13,140 | **24,206** | 21,547 |
| United States | **8,861** | 15,952 | **12,884** | 20,913 |
| Canada | **29** | 14 | **181** | 40 |
| | **23,257** | 29,106 | **37,271** | 42,500 |

The Company incurred $7.2 million in capital expenditures in Albania during the quarter for well re-activations and $2.4 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A. The capital expenditures also included an increase in prepayments to suppliers of $1.8 million for equipment in transit to Albania. For the same period in 2006, the Company incurred $13.1 million in capital expenditures in Albania, $7.1 million of which was incurred in well re-activations and the balance was primarily related to increase in field inventory and miscellaneous asset acquisition.

In the United States, the Company incurred $2.5 million on the drilling and evaluation of wells drilled and tested in Texas and Oklahoma. Lease acquisition costs were $4.0 million. The balance of the capital expenditures was related to seismic reprocessing and capitalized G&A. The Company incurred $15.9 million in capital expenditure in United States for the same period in 2006 of which $10.0 million was incurred in lease acquisitions and the balance on drilling, testing and other asset acquisitions.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $11.7 million based on the 259 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license of which 24 years are remaining. The net present value of $1.5 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.6 million at June 30, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $780,000. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $506,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2007, the Company had cash resources of approximately $19.4 million. Subsequent to quarter-end, Raiffeisen Bank in Albania increased Bankers' operating line facility by $10.0 million to $30.0 million. The agreement is expected to be executed by mid-August.

The remaining capital expenditures in Albania for 2007 are estimated to be $22.0 million which includes the capital expenditures associated with an accelerated well re-activation program for 30 additional wells. The Company expects to fund this capital program from cash flows estimated at $14.0 million; available debt facility of $10.0 million.

In the U.S., the remaining capital expenditures are estimated at $24.0 million of which approximately half are contingent on drilling success. Available cash resources are sufficient to fund approximately $10.0 to $12.0 million of U.S. capital expenditures under the existing exploration program. The Company will review financing alternatives subject to commercial field success through debt, equity, or joint venture arrangements, as appropriate at the time.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended June 30, 2007, the Company transacted $2.4 million of services compared to $2.0 million for the preceding quarter and $2.5 million for the corresponding period in 2006. The services can be terminated upon 60 days notice at the election of the Company.

During the second quarter, Bankers incurred legal fees of $91,000 in transactions with a legal firm of which the corporate secretary of the Company is a partner. The legal fees charged by this firm were $136,000 for the preceding quarter and $207,000 for the three months ended June 30, 2006.

Bankers also paid $13,000 (three months ended March 31, 2007 - $12,000; three months ended June 30, 2006 - $13,000) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to AKBN that includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

The Company spent $24.2 million towards its 2007 commitment during the six months ended June 30, 2007.

**Office Premises**

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 152 |
| 2008 | | 202 |
| 2009 | | 162 |
| 2010 | | 162 |
| 2011 | | 162 |
| Thereafter | | 7 |
| | $ | 847 |

**Term Loan**

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly installments over a 48-month period. As at June 30, 2007, the entire available term loan was drawn down, of which $2.8 million was classified as a current liability and $12.2 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

# QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | **June 30, 2007** | March 31, 2007 | Dec 31, 2006 | Sept 30, 2006 | June 30, 2006 |
|---|---|---|---|---|---|
| Average daily production (bopd) | **4,746** | 4,380 | 4,165 | 4,000 | 3,193 |
| Average sales volume (bopd) | **4,314** | 4,388 | 4,113 | 3,776 | 3,175 |
| | | | | | |
| Average price ($/barrel) | **32.89** | 27.19 | 24.44 | 26.63 | 25.64 |
| Royalties | **4.28** | 3.65 | 3.04 | 3.04 | 2.98 |
| Sales and transportation | **2.56** | 1.96 | 1.77 | 2.10 | 1.66 |
| Operating | **9.91** | 10.16 | 9.88 | 9.05 | 9.91 |
| Netback ($/barrel) | **16.14** | 11.42 | 9.75 | 12.44 | 11.09 |
| | | | | | |
| Oil and gas revenues | **12,913** | 10,739 | 9,250 | 9,240 | 7,407 |
| Royalties | **1,682** | 1,440 | 1,149 | 1,055 | 860 |
| Sales and transportation | **1,007** | 775 | 670 | 728 | 480 |
| Operating | **3,892** | 4,014 | 3,737 | 3,141 | 2,862 |
| Net operating income | **6,332** | 4,510 | 3,694 | 4,316 | 3,205 |
| | | | | | |
| General and administrative | **1,824** | 1,659 | 1,916 | 1,422 | 1,450 |
| | | | | | |
| Funds from operations | **4,792** | 2,852 | 1,588 | 2,950 | 3,251 |
| Income (loss) for the period | **600** | (1,173) | (107) | (208) | (253) |
| Basic and diluted loss per share | **-** | - | - | - | - |
| | | | | | |
| Total assets | **175,550** | 168,005 | 138,030 | 127,106 | 124,321 |
| Term loan (including current portion) | **15,000** | 12,268 | 2,000 | - | - |

| *($000s, except as noted)* | March 31, 2006 | Dec 31, 2005 | Sept 30, 2005 |
|---|---|---|---|
| Average daily production (bopd) | 2,579 | 2,173 | 1,793 |
| Average sales volume (bopd) | 2,474 | 2,184 | 1,791 |
| | | | |
| Average price ($/barrel) | 25.55 | 23.13 | 22.28 |
| Royalties | 3.05 | 2.77 | 2.59 |
| Sales and transportation | 1.68 | 1.20 | 0.97 |
| Operating | 12.31 | 12.46 | 12.23 |
| Netback ($/barrel) | 8.51 | 6.69 | 6.49 |
| | | | |
| Oil and gas revenues | 5,689 | 4,644 | 3,670 |
| Royalties | 679 | 564 | 426 |
| Sales and transportation | 373 | 241 | 161 |
| Operating | 2,741 | 2,246 | 1,946 |
| Net operating income | 1,896 | 1,593 | 1,138 |
| | | | |
| General and administrative | 972 | 904 | 1,415 |
| | | | |
| Funds from (used in) operations | 723 | 650 | (94) |
| Loss for the period | (993) | (755) | (315) |
| Basic and diluted loss per share | - | - | - |
| | | | |
| Total assets | 98,930 | 56,846 | 53,083 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at June 30, 2007 and August 9, 2007. In addition, the Company had approximately 63 and 67 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks, which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure

and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure. The President and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2007 that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended June 30, 2007, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

## OUTLOOK

In Albania, production growth from primary techniques continues to progress towards the Company's long-term goal of 10,000 to 15,000 bopd by 2010. Due to the effect of water disposal capacity constraints, the Company is revising its estimated 2007 average production target to between 4,900 and 5,100 bopd from 5,200 to 5,500 bopd for 2007. However, with remediation of capacity constraints and acceleration of well take-overs and re-activations, Bankers is still expected to meet its 2007 exit production target of between 6,000 and 6,500 bopd.

Subject to continuing strong oil prices, the Company expects to exceed its average price estimate for the year due to increased exports at better than anticipated prices. As a result, netback is expected to remain at its current level of $16 per barrel. Funds from operations will accordingly reflect these positive trends.

Bankers is now entering into the next stage of its long-term Albanian growth strategy, having proved its ability to execute on primary extraction methods to increase production. The next stages include several other initiatives that can add significant long-term value to the Company. The first step consists of the testing of the cyclical steaming equipment, scheduled to commence in the second half of the year. This will lead to a new enhanced oil recovery (EOR) cyclic steam project that will be undertaken during 2008. At the same time, further EOR techniques are being reviewed. As not one single technology will work effectively across the entire field due to the varying multiple zones and depths of the reservoir, Bankers will undertake appropriate projects in a step-by-step fashion. Over the long-term, EOR and secondary recovery techniques, expanded export opportunities and the possible acquisition of ARMO will provide significant upside for future growth.

In the United States, Bankers has established natural gas from successful discovery wells in two of its basins: the Ardmore in Oklahoma and Palo Duro in Texas. Preliminary positive results from the Company's first horizontal well indicate opportunity for a commercial development program in Oklahoma later in the year, and first natural gas production. A development program from this basin alone could provide significant benefit to the Company, providing funds while Bankers moves exploration and evaluation forward on other shale basins that are at varying stages of development.

In addition to providing strong production growth from current operations, Bankers' portfolio of assets offers substantial upside opportunities for its shareholders both in the near and over the long-term. The Company is focused on accessing this potential in a staged approach, increasing reservoir recovery, reserves, production and cash flow for the future.

Form 52-109F2 – Certification of Interim Filings – CEO, filed August 9, 2007

**Form 52-109F2 – Certification of Interim Filings**

I, **Richard Wadsworth**, the President of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

*"Richard Wadsworth"*

Richard Wadsworth
President

Form 52-109F2 – Certification of Interim Filings – CFO, filed August 9, 2007

**Form 52-109F2 – Certification of Interim Filings**

I, **C.S. (Juneyt) Tirmandi**, the Chief Financial Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

*"C.S. (Juneyt) Tirmandi"*

C.S. (Juneyt) Tirmandi
Chief Financial Officer

Interim financial statements, for the six months ended June 30, 2007 and 2006,
filed August 9, 2007

Bankers PETROLEUM LTD.

# CONSOLIDATED FINANCIAL STATEMENTS

## JUNE 30, 2007

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED BALANCE SHEETS**
*(Unaudited, expressed in Thousands of United States dollars)*

## ASSETS

| | June 30 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 18,903 | $ 6,329 |
| Investment (Note 2) | 4,500 | - |
| Accounts receivable | 11,592 | 7,214 |
| Crude oil inventory | 1,010 | 713 |
| Deposits and prepaid expenses | 2,127 | 1,121 |
| | 38,132 | 15,377 |
| **Property, plant and equipment (Note 3)** | 137,418 | 122,653 |
| | $ 175,550 | $ 138,030 |

## LIABILITIES

| | June 30 2007 | December 31 2006 |
|---|---|---|
| **Current liabilities** | | |
| Operating loan (Note 4) | $ 4,471 | $ 4,772 |
| Accounts payable and accrued liabilities | 11,424 | 11,369 |
| Current portion of term loan (Note 4) | 2,813 | 125 |
| | 18,708 | 16,266 |
| Term loan (Note 4) | 12,187 | 1,875 |
| Asset retirement obligations (Note 5) | 2,155 | 1,593 |
| Future income tax liability | 5,904 | 3,126 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | 134,820 | 116,696 |
| Warrants (Note 6) | 2,004 | - |
| Contributed surplus (Note 6) | 6,204 | 4,456 |
| Deficit | (6,432) | (5,982) |
| | 136,596 | 115,170 |
| | $ 175,550 | $ 138,030 |

**Commitments (Note 9)**

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30**
***(Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)***

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| ***Revenue*** | | | | |
| Oil and gas revenue | $ 12,913 | $ 7,407 | $ 23,652 | $ 13,096 |
| Royalties | (1,682) | (860) | (3,122) | (1,539) |
| | 11,231 | 6,547 | 20,530 | 11,557 |
| ***Expenses*** | | | | |
| Operating | 4,048 | 2,862 | 8,062 | 5,603 |
| Sales and transportation | 1,007 | 480 | 1,782 | 853 |
| General and administrative | 1,824 | 1,450 | 3,483 | 2,422 |
| Interest on term loan | 519 | - | 849 | - |
| Stock-based compensation (Note 6) | 530 | 1,520 | 1,490 | 1,744 |
| Depletion, depreciation and accretion | 1,925 | 961 | 3,826 | 1,912 |
| | 9,853 | 7,273 | 19,492 | 12,534 |
| | 1,378 | (726) | 1,038 | (977) |
| ***Other income*** | | | | |
| Interest | 186 | 247 | 336 | 394 |
| Foreign exchange gain | 773 | 1,249 | 954 | 902 |
| | 959 | 1,496 | 1,290 | 1,296 |
| ***Income before income taxes*** | 2,337 | 770 | 2,328 | 319 |
| Future income tax expense | (1,737) | (1,023) | (2,778) | (1,565) |
| ***Net income (loss) for the period*** | 600 | (253) | (450) | (1,246) |
| Deficit, beginning of period | (7,032) | (5,414) | (5,982) | (4,421) |
| ***Deficit, end of period*** | $ (6,432) | $ (5,667) | $ (6,432) | $ (5,667) |
| **Basic and diluted earnings (loss) per share** | 0.00 | 0.00 | 0.00 | 0.00 |

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30**
*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Cash provided by (used in)*** | | | | |
| ***Operating activities*** | | | | |
| Net income (loss) for the period | **$ 600** | $ (253) | **$ (450)** | $ (1,246) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | **1,925** | 961 | **3,826** | 1,912 |
| Future income tax expense | **1,737** | 1,023 | **2,778** | 1,565 |
| Stock-based compensation | **530** | 1,520 | **1,490** | 1,744 |
| | **4,792** | 3,251 | **7,644** | 3,975 |
| Change in non-cash working capital (Note 10) | **(1,123)** | (4,008) | **(4,204)** | (4,829) |
| | **3,669** | (757) | **3,440** | (854) |
| ***Investing activities*** | | | | |
| Additions to property, plant and equipment | **(23,257)** | (29,106) | **(37,271)** | (42,500) |
| Proceeds from sale of property, plant and equipment | **15,000** | - | **15,000** | - |
| Change in non-cash working capital (Note 10) | **132** | 5,716 | **(1,422)** | 4,824 |
| | **(8,125)** | (23,390) | **(23,693)** | (37,676) |
| ***Financing activities*** | | | | |
| Issue of common shares and warrants for cash, net of issue costs | **9** | 18 | **20,128** | 40,934 |
| Operating loan | **752** | - | **(301)** | - |
| Term loan | **2,732** | - | **13,000** | - |
| | **3,493** | 18 | **32,827** | 40,934 |
| ***Increase (decrease) in cash and cash equivalents*** | **(963)** | (24,129) | **12,574** | 2,404 |
| Cash and cash equivalents, beginning of period | **19,866** | 40,062 | **6,329** | 13,529 |
| ***Cash and cash equivalents, end of period (Note 10)*** | **$ 18,903** | $ 15,933 | **$ 18,903** | $ 15,933 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

***Financial instruments – recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

*(unaudited, expressed in U.S. dollars)*

## 2. INVESTMENT

| | | 2007 | | 2006 |
|---|---|---|---|---|
| 15,152,142 units of Palo Duro Energy Inc. | $ | 4,500 | $ | - |

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly owned U.S. subsidiary of a Canadian public company. This transaction is satisfied by a payment of $15 million in cash and the issue of 15,152,142 units of Palo Duro Energy Inc. Each unit consists of one common share and one half of one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009. The units are subject to a four month hold period expiring on September 25, 2007. As at June 30, 2007, the cost of the units approximates the fair market value.

## 3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at June 30, 2007 and December 31, 2006:

| | | **2007** | | | | | | 2006 |
|---|---|---|---|---|---|---|---|---|
| | | **Cost** | | **Accumulated depletion and depreciation** | | **Net Book Value** | | Net Book Value |
| Oil and gas properties – Albania | $ | 85,970 | $ | 10,217 | **$** | **75,753** | $ | 55,084 |
| Oil and gas properties – United States | | 60,118 | | - | | **60,118** | | 66,520 |
| Equipment, furniture and fixtures | | 1,986 | | 439 | | **1,547** | | 1,049 |
| | $ | 148,074 | $ | 10,656 | **$** | **137,418** | $ | 122,653 |

The Company capitalized general and administrative expenses of $592 and $1,391 during the three and six month periods ended June 30, 2007 ($269 and $506 for the corresponding periods in 2006) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the six months ended June 30, 2007 included $113,000 (2006 - $99,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

*(unaudited, expressed in U.S. dollars)*

## 4. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $5 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at June 30, 2007, $4,471 of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at June 30, 2007, the entire term loan was drawn down of which $2,813 was classified as a current liability and $12,187 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 5. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $11,712. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,649.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $780. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $506.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 495 |
| Accretion | | 67 |
| Asset retirement obligations, June 30, 2007 | $ | 2,155 |

## 6. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY (Cont'd)

### (a) Share Capital and Contributed Surplus (Cont'd)

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to a private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | - |
| Exercise of compensation options | 784,636 | | 381 | | - |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to a public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,103) | | - |
| Stock-based compensation | - | | - | | 1,748 |
| Balance, June 30, 2007 | 448,109,492 | $ | 134,820 | $ | 6,204 |

Weighted average number of common shares used in the calculation of basic earnings (loss) per share was 448,109,492 and 436,360,715 for the three and six month periods ended June 30, 2007 (391,458,635 and 366,964,427 for the same periods in 2006).

The weighted average number of common shares used in the calculation of diluted earnings per share was 451,854,037 for the three month period ended June 30, 2007.

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY (Cont'd)

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, June 30, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at June 30, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 5,535,000 | 0.64 |
| Balance, June 30, 2007 | 29,065,000 | 0.79 |

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY (Cont'd)

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense for the three and six month periods ended June 30, 2007 as $605 and $1,748 ($1,520 and $1,744 for the same periods in 2006) for the stock options vested and/or granted to officers, directors, employees and service providers. Of these amounts, $530 and $1,490 ($1,520 and $1,744 for the same periods in 2006) was charged to earnings and $75 and $258 (nil for the same periods in 2006) were capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming no dividends were paid. The weighted average fair market value per option granted in the three and six month periods ended June 30, 2007 and 2006 and the assumption used in their determination were as follows:

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Weighted average fair value per option | $0.33 | $0.48 | $0.37 | $0.48 |
| Risk-free interest rate (%) | 4.05 | 3.66 | 4.06 | 3.66 |
| Average volatility (%) | 67 | 54 | 67 | 54 |
| Expected life (years) | 5 | 5 | 5 | 5 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| Six months ended June 30, 2007 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 20,530 | $ - | $ - | $ 20,530 |
| ***Expenses*** | | | | |
| Operating | 7,906 | 156 | - | 8,062 |
| Sales and transportation | 1,782 | - | - | 1,782 |
| General and administrative | 1,141 | 535 | 1,807 | 3,483 |
| Interest on term loan | 849 | - | - | 849 |
| Stock-based compensation | 384 | 251 | 855 | 1,490 |
| Depletion, depreciation and accretion | 3,762 | 24 | 40 | 3,826 |
| | 15,824 | 966 | 2,702 | 19,492 |
| Segment income (loss) | 4,706 | (966) | (2,702) | 1,038 |
| Other income | | | | 1,290 |
| Future income tax expense | | | | (2,778) |
| Loss for the period | | | | $ (450) |
| Assets, June 30, 2007 | $ 88,307 | $ 73,656 | $ 13,587 | $ 175,550 |
| Additions to property, plant and equipment | $ 24,206 | $ 12,884 | $ 181 | $ 37,271 |
| Cash proceeds from sale of property, plant and equipment | $ - | $ 15,000 | $ - | $ 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| Six months ended June 30, 2006 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 11,557 | $ - | $ - | $ 11,557 |
| ***Expenses*** | | | | |
| Operating | 5,603 | - | - | 5,603 |
| Sales and transportation | 853 | - | - | 853 |
| General and administrative | 967 | 215 | 1,240 | 2,422 |
| Stock-based compensation | 263 | 431 | 1,050 | 1,744 |
| Depletion, depreciation and accretion | 1,889 | 5 | 18 | 1,912 |
| | 9,575 | 651 | 2,308 | 12,534 |
| Segment income (loss) | 1,982 | (651) | (2,308) | (977) |
| Other income | | | | 1,296 |
| Future income tax expense | | | | (1,565) |
| Loss for the period | | | | $ (1,246) |
| Assets, June 30, 2006 | $ 51,848 | $ 58,517 | $ 13,956 | $ 124,321 |
| Additions to property, plant and equipment | $ 21,547 | $ 20,913 | $ 40 | $ 42,500 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| Three months ended June 30, 2007 | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| *Revenue* | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 11,231 | | - | | - | | 11,231 |
| *Expenses* | | | | | | | | |
| Operating | | 3,892 | | 156 | | - | | 4,048 |
| Sales and transportation | | 1,007 | | - | | - | | 1,007 |
| General and administrative | | 583 | | 125 | | 1,116 | | 1,824 |
| Interest on term loan | | 519 | | - | | - | | 519 |
| Stock-based compensation | | 137 | | 82 | | 311 | | 530 |
| Depletion, depreciation and accretion | | 1,886 | | 15 | | 24 | | 1,925 |
| | | 8,024 | | 378 | | 1,451 | | 9,853 |
| Segment income (loss) | | 3,207 | | (378) | | (1,451) | | 1,378 |
| Other income | | | | | | | | 959 |
| Future income tax expense | | | | | | | | (1,737) |
| Income for the period | | | | | | | $ | 600 |
| Additions to property, plant and equipment | $ | 14,367 | $ | 8,861 | $ | 29 | $ | 23,257 |
| Cash proceeds from sale of property, plant and equipment | $ | - | $ | 15,000 | $ | - | $ | 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| Three months ended June 30, 2006 | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 6,547 | $ | - | $ | - | $ | 6,547 |
| ***Expenses*** | | | | | | | | |
| Operating | | 2,862 | | - | | - | | 2,862 |
| Sales and transportation | | 480 | | - | | - | | 480 |
| General and administrative | | 527 | | 137 | | 786 | | 1,450 |
| Stock-based compensation | | 241 | | 345 | | 934 | | 1,520 |
| Depletion, depreciation and accretion | | 947 | | 4 | | 10 | | 961 |
| | | 5,057 | | 486 | | 1,730 | | 7,273 |
| Segment income (loss) | | 1,490 | | (486) | | (1,730) | | (726) |
| Other income | | | | | | | | 1,496 |
| Future income tax expense | | | | | | | | (1,023) |
| Loss for the period | | | | | | | $ | (253) |
| Additions to property, plant and equipment | $ | 13,140 | $ | 15,952 | $ | 14 | $ | 29,106 |

*(unaudited, expressed in U.S. dollars)*

## 8. RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2007 and 2006, the Company incurred the following expenses with companies related by way of common directors and/or officers:

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Legal fees | $91 | $207 | $227 | $263 |
| Rent and office services | 13 | 13 | 25 | 29 |
| Oil well servicing | 2,397 | 2,522 | 4,396 | 4,298 |

At June 30, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | 2007 | 2006 |
|---|---|---|
| Legal fees | $ 24 | $ 22 |
| Oil well servicing | 1,424 | 1,121 |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 9. COMMITMENTS

a) Capital expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development submitted to AKBN, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

## 9. COMMITMENTS (Cont'd)

a) Capital expenditures (cont'd)

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to AKBN each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $24.2 million towards its 2007 commitment during the six months period ended June 30, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 152 |
| 2008 | | 202 |
| 2009 | | 162 |
| 2010 | | 162 |
| 2011 | | 162 |
| Thereafter | | 7 |
| | $ | 847 |

*(unaudited, expressed in U.S. dollars)*

## 10. SUPPLEMENTAL CASH FLOW INFORMATION

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Operating activities*** | | | | |
| Increase in current assets | | | | |
| Accounts receivable | $ **(2,249)** | (826) | $ **(4,378)** | (3,233) |
| Crude oil inventory | **(377)** | 77 | **(297)** | - |
| Deposit and prepaid expenses | **(1,059)** | (408) | **(1,006)** | (301) |
| Increase in (decrease) in current liabilities | | | | |
| Accounts payable and accrued liabilities | **2,562** | (2,851) | **1,477** | (1,295) |
| | $ **(1,123)** | (4,008) | $ **(4,204)** | (4,829) |
| ***Investing activities*** | | | | |
| (Decrease) increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ **132** | 5,716 | $ **(1,422)** | 4,824 |
| ***Cash and cash equivalents*** | | | | |
| Cash | $ **10,672** | 5,500 | $ **10,672** | 5,500 |
| Fixed income investments | **8,231** | 10,433 | **8,231** | 10,433 |
| | $ **18,903** | 15,933 | $ **18,903** | 15,933 |
| ***Interest paid*** | $ **610** | - | $ **849** | - |

News release, filed August 9, 2007

Bankers PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM SIGNIFICANTLY INCREASES REVENUE AND NET OPERATING INCOME IN SECOND QUARTER 2007

***Promising Woodford Shale Sections Encountered in Several Oklahoma Wells***

***Unless otherwise noted, all figures contained in this release are in U.S. dollars.***

**CALGARY, August 9, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced strong results and improvements in all financial areas in its second quarter of 2007. Revenue for the quarter increased 74% to $12.9 million compared to $7.4 million in the second quarter of 2006. Net operating income grew to 1.4 million in the quarter from a loss of $0.7 million in the second quarter of 2006. Funds from operations were $4.8 million, compared to $3.2 million for the comparable period in 2006.

"Our ability to increase exports, capturing the discount relative to our domestic sales and higher international oil prices, have substantially contributed to increasing our netback to over $16 per barrel in the quarter," said Richard Wadsworth, President. "Our continuing efforts to improve operations on all fronts have resulted in gains in production, revenue, netback and funds from operations while decreasing operating costs in Albania."

Mr. Wadsworth continued, "In the U.S., we've advanced our exploration program substantially with the drilling of our first horizontal wells in Oklahoma and participation in numerous others. While we're still undergoing testing on the first horizontal well, preliminary flowback results have been positive, leading us closer to a development plan for the Ardmore basin. This basin represents a significant growth opportunity for the Company if production and reserve levels from our wells are similar to those of other operators in the area. In addition, we continue to work towards showing repeatability in our drilling activities for the Palo Duro basin, and are making continuous progress."

**Second Quarter Highlights:**

- Average production increased 49% to 4,746 bopd from 3,193 bopd for the same period in 2006, and 8% compared to 4,380 bopd for the first quarter of 2007.
- Exit production for June 2007 was approximately 5,000 bopd.
- Oil and gas revenue rose 74% to $12.9 million from $7.4 million in the comparable period in 2006, and 21% from $10.7 million in the first quarter of 2007.

- The netback in Albania improved to $16.14 per barrel from $11.42 in the preceding quarter and $11.09 per barrel for the same period in 2006.
- Funds from operations increased to $4.8 million from $2.9 million and $3.3 million for the first quarter of 2007 and the corresponding period in 2006, respectively.
- All required equipment for the Company's cyclical steam pilot is in country in order to commence testing operations in the second half of 2007.
- Approximately 60% of the Company's crude oil was exported during the second quarter at an average price of $36.15 per barrel.
- In Oklahoma, Bankers completed its first horizontal well, Greenway #35-1H, which offsets the Nickel Hill #1-26 discovery well. Approximately 2,800 feet of horizontal section was successfully fracture stimulated in the upper, middle and lower Woodford intervals. The Greenway 35-1H well is currently flowing back fracture fluid and undergoing testing.
- In Texas, Bankers drilled the Black 4#1 well, which encountered a 280 foot thick Bend Shale interval as well as numerous potentially productive Granite Wash Sands intervals.
- A second horizontal well was spudded about 10 miles to the southeast of the Greenway well, the W.L.C. 17-1H. The horizontal portion of the well is now being drilled, which is projected to extend to a length of 3,000 feet. The analysis of the vertical wellbore indicates a 325 foot thick Woodford shale section that compares favorably with the other wells drilled in the area.

**Conference Call:**

A conference call to discuss these results will be held Friday, August 10 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BDT. To participate in the conference call, please dial 1-866-250-4910 or 1-416-915-5648 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***AIM NOMAD:***
Ryan Gaffney
+44 20 7050 6777

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd.'s (Bankers or the Company) operating and financial results for the three and six month periods ended June 30, 2007,compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three and six month periods ended June 30, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of August 9, 2007.

## NON-GAAP MEASURES

Funds from operations are a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those

described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## OVERVIEW

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % | **2007** | 2006 | % |
| ***Financial ($000s, except as noted)*** | | | | | | |
| Oil and gas revenue | **12,913** | 7,407 | 74 | **23,652** | 13,096 | 81 |
| Net operating income | **6,332** | 3,205 | 98 | **10,842** | 5,101 | 125 |
| Income (loss) for the period | **600** | (253) | 337 | **(450)** | (1,246) | 64 |
| Funds from operations | **4,792** | 3,251 | 47 | **7,644** | 3,975 | 92 |
| Additions to property, plant and equipment | **23,257** | 29,106 | (20) | **37,271** | 42,500 | (12) |
| Total assets | | | | **175,550** | 124,321 | 41 |
| Shareholders' equity | | | | **136,596** | 112,229 | 22 |
| ***Operating*** | | | | | | |
| Average daily production (bopd) | **4,746** | 3,193 | 49 | **4,564** | 2,888 | 58 |
| Average sales volume (bopd) | **4,314** | 3,175 | 36 | **4,351** | 2,826 | 54 |
| Average price ($/barrel) | **32.89** | 25.64 | 28 | **30.03** | 25.60 | 17 |
| Netback ($/barrel) | **16.14** | 11.09 | 46 | **13.77** | 9.97 | 38 |

Bankers continued to increase production, revenues, netback and funds from operations during the three month period ended June 30, 2007:

- Average production was 4,746 bopd compared to 4,380 bopd for the first quarter of 2007 and 3,193 bopd for the same period in 2006, increases of 8% and 49% respectively.
- Exit production for June 2007 was approximately 5,000 bopd.
- Higher production and average oil sales price resulted in increased revenues of $12.9 million for the quarter compared to $10.7 million in the preceding quarter and $7.4 million for the same period in 2006.
- Netback improved to $16.14 per barrel from $11.42 per barrel in the preceding quarter and $11.09 per barrel for the same period in 2006, increases of 41% and 46% respectively.
- Net income for the period was $600,000 compared to losses of $1.1 million and $253,000 for the preceding quarter and the corresponding period in 2006.
- Funds from operations increased to $4.8 million from $2.9 million and $3.3 million for the three months ended March 31, 2007 and the corresponding period in 2006, respectively.

## Albania

The Company exported 60% of its crude during the second quarter of 2007 at an average price of $36.15 per barrel. In comparison, exports made up 39% of the sales during the previous quarter at an average price of $28.67 per barrel. Domestic sale price averaged $28.10 per barrel compared to $26.26 per barrel for the preceding quarter and $23.58 per barrel for the same period in 2006.

The increased export volumes and prices helped Bankers to receive a substantially higher average oil price. The Company averaged $32.89 per barrel during the second quarter of 2007 compared to $27.19 per barrel for the previous quarter and $25.64 for the same period in 2006, increases of 21% and 28% respectively.

Of significance in the quarter was the arrival of equipment required for the steam pilot project. Bankers intends to commence testing operations on one or more wells during the second half of the year to test the equipment, injection parameters and assumptions in order to optimize operations for a steam pilot during 2008. The 2008 steam pilot would involve the drilling of new directional wells from a single pad location, including building the necessary production facilities for initial cyclic steam injection followed by steam flooding. Final approvals for this program are being sought from Albpetrol and the Albanian government.

## United States

In Oklahoma, Bankers drilled and completed its first horizontal well, Greenway #35-1H, in the second quarter. The Greenway 35-1H well offsets the Nickel Hill #1-26 discovery well and is currently flowing back fracture fluid and undergoing testing. Other events in the quarter include:

- A production facility for the Nickel Hill and Greenway wells is currently being constructed with an expected end of August completion date.
- Bankers is in the process of drilling a second horizontal well about 10 miles to the southeast of the Greenway well, the W.L.C. 17-1H. The vertical portion is complete, encountering a 325 foot thick Woodford shale section.
- The Company has also participated in four vertical wells operated by others; all wells encountered promising Woodford shale sections in its Carter and Johnson County play.
- Bankers participated in another vertical well in Hughes County, which encountered a Woodford shale section that was similar to those encountered in the Lake Holdenville 35-1 well and other wells in the area.

In Texas, Bankers air drilled and completed the vertical Cogdell #64-1 well in the Palo Duro Basin during the first quarter. The Granite Wash Sand were successfully fracture stimulated and produced at an average rate of 325 Mcf/d with no condensate and about 24 bbls/d of fracture fluid on the last 7 days of a 10-day flow test. In the second quarter, Bankers fracture stimulated the Bend shale interval, which is flowing back fracture fluid and undergoing testing. In addition:

- Bankers drilled the Black 4#1 well, which encountered a more thermally mature 280 foot thick Bend shale interval as well as numerous potentially productive Granite Wash Sands intervals.
    - A brief test of the sand is planned, which will be followed by fracture stimulating the primary target, the Bend shale.
- Bankers intends to drill a horizontal test of the Granite Wash Sand in an attempt to substantially increase the 325 Mcf/d flow rate achieved from the vertical well in this interval.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production continued to increase as more wells were re-activated and worked over in Albania, bringing the active well count to 163 from 134 in the preceding quarter. As at June 30, 2007, the Company also had 37 wells waiting for servicing and reactivation. Average production increased to 4,746 bopd during the quarter from 4,380 bopd for the preceding quarter and from 3,193 bopd from the same period a year ago. The arrival of the third workover rig during March helped increase the quarterly production gains closer to forecasted levels. Planned accelerated well take-overs and work overs during the balance of the year are anticipated to enable Bankers to meet its previously announced production targets for 2007.

During the quarter, the Company exported approximately 60% of its crude oil to two refineries in Italy at an average price of $36.15 per barrel. By comparison, exports made up 39% of sales in the preceding quarter at an average price of $28.67 per barrel. Bankers intends to keep its exports at or above 50% during the balance of the year in order to continue to capture the significant difference between domestic and export prices.

The Company's average oil price for the quarter was $32.89 per barrel, up from $27.19 per barrel for the preceding quarter and $25.64 per barrel for the same period in 2006.

Oil and gas revenues for the quarter were $12.9 million up from $10.7 million for the quarter ended March 31, 2007, and $7.4 million for the corresponding quarter a year ago, increases of 20% and 74% respectively.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $4.28 per barrel from $3.65 per barrel in the preceding quarter and $2.98 per barrel for the corresponding period in 2006. The increase in royalties during the second quarter of 2007 was related to wells taken over from Albpetrol that increased pre-existing production without a corresponding increase in the Company's incremental production due to slower than anticipated growth. Increases in the domestic sale price from $23.58 per barrel in June 2006 to $26.26 per barrel in March 2007 and $28.10 per barrel in June 2007 also contributed to the unit increase in royalties.

Operating expenses per barrel declined moderately to $9.91 per barrel from $10.16 per barrel in the preceding quarter but were at the same level with the corresponding period in 2006. The operating expenses are typically lower during spring/summer months due to reduced energy costs.

Sales and transportation expenses increased to $2.56 per barrel from $1.96 per barrel in the preceding quarter and $1.66 per barrel for the same period in 2006. This increase was directly related to incremental costs of additional transportation, inspection and port fees associated with the higher amount of crude oil exports.

The Company's netback per barrel improved significantly to $16.14 per barrel from $11.42 per barrel in the preceding quarter and $11.09 per barrel for the same period in 2006. The increase resulted from higher oil prices.

| Netback | Three months ended June 30 2007 | 2006 | % | Six months ended June 30 2007 | 2006 | % |
|---|---|---|---|---|---|---|
| Average price ($/barrel) | **32.89** | 25.64 | 28 | **30.03** | 25.60 | 17 |
| Royalties | **4.28** | 2.98 | 44 | **3.96** | 3.01 | 32 |
| Sales and transportation | **2.56** | 1.66 | 54 | **2.26** | 1.67 | 35 |
| Operating | **9.91** | 9.91 | - | **10.04** | 10.95 | (8) |
| Netback ($/barrel) | **16.14** | 11.09 | 46 | **13.77** | 9.97 | 38 |

## General and Administrative Expenses

General and administrative expenses (G&A) before capitalization were $2.4 million for the quarter compared to $2.5 million for the preceding quarter and $1.8 million for the same period in 2006. Despite the effect of strengthening Canadian dollar against its U.S. counterpart, the Company managed a modest reduction in G&A for the quarter. The increase in G&A compared to the same period in 2006 reflect higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company charged $1.8 million of G&A to operations and capitalized $592,000. During the preceding quarter the comparable figures were $1.7 million and $799,000. For the corresponding period in 2006, the Company charged $1.5 million of G&A to operations and capitalized $269,000. Capitalized G&A were directly related to acquisition, exploration and development activities in Albania and the United States.

## Depletion, Depreciation and Accretion

Depletion, depreciation and accretion (DDA) expense for the quarter ended June 30, 2007 were $1.9 million, which was comparable to the preceding quarter. For the same period in 2006, DDA was $961,000. Depletion expense on a per barrel basis was $4.02 for the quarter compared to $4.36 and $3.07, respectively for the preceding quarter and the same period in 2006.

## Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $11.8 million. The Company recorded a future income tax expense of $1.7 million for the quarter compared to $1.0 million for both the preceding quarter and the same period in 2006 using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction.

## Net Income for the Period and Funds from Operations

The Company recorded a net income of $600,000 ($0.00 per share) during the quarter compared to a loss of $1.1 million ($0.00 per share) for the preceding period and a loss of $253,000 ($0.00 per share) for the same period in 2006.

Bankers generated funds from operations of $4.8 million during the quarter compared to $2.9 million for the preceding quarter and $3.3 million for the same period in 2006. The increase in funds from operations reflects higher production and oil prices obtained during the period as well as a foreign exchange gain of $773,000.

## OPERATIONS UPDATE

### Albania

Bankers continues to implement its work program for 2007 through well take-overs and re-activations. Production is currently over 5,000 bopd and is expected to continue to increase through the remainder of the year. While production growth continues, the current pace remains below forecast due to severe hot weather in Albania and constraints on the Company's water disposal system. Approximately 300 to 400 bopd of production is reduced in the short-term as a result of these circumstances. Bankers is in the process of implementing initiatives to remediate this.

The Company is currently in the process of accelerating well take-overs in order to increase production by year-end and help overcome the shortfall experienced in the first half of the year. The capital impact of the accelerated program is minimal as equipment will be re-deployed from unsuccessful wells.

Bankers is expected to commence the testing of steam generation equipment in Albania during the second half of 2007. The objective of these tests is twofold: to learn the reservoir response, and to implement the steaming techniques in field conditions. Following these tests the Company intends to undertake a pilot with newly drilled wells on a pattern for cyclic steam injection in 2008 and subsequent steam flooding.

Further studies and engineering are underway to pursue potential integration, secondary and other EOR technologies that will be undertaken during 2008. Bankers is looking to these initiatives as a means of significantly increasing production and reserve recovery in the Patos Marinza oilfield.

The Albanian government recently announced plans for the privatization of ARMO, the state owned refineries. Headquartered in Fier, ARMO is the only refiner in Albania, a key wholesaler and one of the main retailers of refined products in the Albanian market. ARMO's market share in the retail sector is currently estimated at 20%. Bankers is interested in and intends to pursue this acquisition opportunity in order to seize the potential upstream/downstream synergies, which is expected to not only increase reservoir recovery and production but result in the Company extracting a higher value for its production.

### United States

Bankers has advanced its potential development of its Oklahoma Woodford shale prospect in Carter and Johnston Counties with the following activities:

- Drilled its first horizontal Woodford shale well in Carter County, the Greenway #35-1H well, which is an offset to the Nickel Hill #1-26 discovery well. This well was drilled to a total vertical depth of about 9,800 feet and the horizontal portion of the wellbore was drilled through the upper, middle and lower Woodford intervals. While 2,800 horizontal feet was successfully fracture stimulated in five stages, early indications are that some intervals much more effectively stimulated the entire Woodford section.

- Although the well is currently flowing natural gas, the total flow rate isn't as high as management had anticipated. Further testing is continuing as more fracture fluid is recovered. More information will become available in the coming weeks. This data has been incorporated in the drilling design of Bankers' second horizontal well in the basin, the WLC 17-1H, which will be drilled in one interval so that Bankers can more effectively stimulate the entire 320 foot thick Woodford section throughout the entire length of the wellbore.

- Negotiated a pipeline connection and surface tie-in for the Nickel Hill #1-26 vertical well and the Greenway horizontal well. A facility to handle production from both wells is currently being constructed and is expected to be completed and tied in by the end of August.

- In the process of acquiring a 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage. Permitting for the entire survey is nearly complete and acquisition of data has begun.

- Drilling a second horizontal Woodford shale well in Johnston County, approximately 10 miles from the first two wells, near the far south east corner of the Company's acreage. The WLC 17-1H well vertical pilot hole has been drilled to 6,700 feet and logged. Bankers is currently drilling the horizontal portion of the well, which is projected to be drilled to a length of 3,000 feet. Analysis of the vertical wellbore indicates a 325 foot thick Woodford shale section that compares favorably with the other wells drilled in the area.

- Participated in four vertical wells in the Carter and Johnson Counties operated by others. Bankers interest in these wells ranges from six to 30 percent. Each of the wells has encountered a promising Woodford shale section and two of them have in addition encountered a prospectively productive Sycamore formation.

In Hughes County, Bankers plans to drill a horizontal well in the fourth quarter after having completed an updated geologic/engineering study on the Lake Holdenville #35-1H well and other operators' wells in the area. Results from another vertical Woodford shale well, approximately two and a half miles away from Bankers' well, had a reported initial production rate of 330 Mcf/d after stimulation, providing confirmation of gas productivity.

- Bankers also participated in a non-operated vertical well in Hughes County in which it has a 51 percent interest. This well encountered a promising Woodford shale section as well as three other potentially productive intervals. The Company has been told by the operator that they intend to begin completion operations in the near future.

In Palo Duro, Texas, the Company believes it has narrowed down the area of the basin that has the best potential productive Bend shale. This core area will be where Bankers plans to focus its activities going forward. Some of the key events in its progress include:

- Successfully drilled and fracture stimulated the Cogdell #64-1 well in the Granite Wash Sand with rates of approximately 325 Mcf/d. In the second quarter, the shale interval in this same well was fracture stimulated. It encountered a casing problem after the fracture stimulation but is still able to flow back fracture fluid. The well is still recovering fracture fluid and gas flow rates are being tested. Bankers is planning to re-enter this well and drill a horizontal lateral in the Granite Wash Sand in the third quarter in an attempt to substantially increase the flow rate achieved from

the vertical wellbore. Horizontal drilling often substantially increases flow rates over that of vertical wells in many established shale basins.

- Drilled an additional vertical well, the Black 4#1, which reached total depth in July. The well was drilled underbalanced, using nitrogen and encountered a prospective 280 foot thick Bend shale interval and numerous potentially productive Granite Wash Sands, which had good electric log responses as well as good mud logging sample shows.

    - The Black 4#1 well targeted what was perceived to be a more thermally mature portion of the basin; preliminary analysis indicates that this was successful. The gas encountered in mud logging shows while drilling the Bend shale in the Black well indicates a much higher ratio of methane gas, with less heavier ends than in Bankers' first three wells it drilled in the basin. This supports the Company's opinion on the core area of the basin.

    - Bankers is expecting to show repeatability over a larger area by establishing productivity from the shale in vertical wells similar to the results seen by Tyner Resources in their Stephens well, which has produced at a stable 225 Mcf/d rate for over six months from the Bend shale interval. Once this repeatability is confirmed, Bankers can begin drilling horizontal wells in the shale in an attempt to substantially increase the productivity of the wells. Bankers anticipates being able to test the productivity of drilling horizontal wells into the shale later this year.

In New York, Bankers reprocessed high quality aeromagnetic data covering all of the Wayne County in the second quarter. The Company believes that its own 19,000 acre block has more potential for a hydrothermal dolomite play than the option acreage where most of its drilling and fracture stimulation work has occurred so far.

- Bankers fracture stimulated two existing wells in New York with disappointing results, indicating that, in the Company's opinion, the original Trenton resource play concept would not work in this area. As a result, Bankers did not exercise its option to acquire the additional acreage in New York that was located around these wells. The option exercise would have required Bankers to make a cash payment of almost a million dollars and finish drilling three earning wells. Management feels that its resources are better focused on its 19,000 existing acres by exploring for potential hydrothermal dolomite plays.

- Bankers is currently planning the acquisition of 2D seismic on its existing acreage to help evaluate the hydrothermal dolomite concept. Regionally, over 125 million barrels of oil and 200 BCF of gas have been produced from Trenton/Blackriver hydrothermal dolomite fields. Recent field discoveries south of Bankers' acreage block have extended the play into the Appalachian basin from south central Michigan.

In Mississippi and Alabama, Bankers is continuing with Pottsville Tight Gas Sands and Floyd shale prospect development through additional geologic and geophysical work on the Black Warrior Basin project. In addition, Bankers is monitoring the activity of a number of other operators that are drilling and testing wells in the Floyd shale in this project area.

## CAPITAL EXPENDITURES

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| *($000)* | **2007** | 2006 | **2007** | 2006 |
| Albania | **14,367** | 13,140 | **24,206** | 21,547 |
| United States | **8,861** | 15,952 | **12,884** | 20,913 |
| Canada | **29** | 14 | **181** | 40 |
| | **23,257** | 29,106 | **37,271** | 42,500 |

The Company incurred $7.2 million in capital expenditures in Albania during the quarter for well re-activations and $2.4 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A. The capital expenditures also included an increase in prepayments to suppliers of $1.8 million for equipment in transit to Albania. For the same period in 2006, the Company incurred $13.1 million in capital expenditures in Albania, $7.1 million of which was incurred in well re-activations and the balance was primarily related to increase in field inventory and miscellaneous asset acquisition.

In the United States, the Company incurred $2.5 million on the drilling and evaluation of wells drilled and tested in Texas and Oklahoma. Lease acquisition costs were $4.0 million. The balance of the capital expenditures was related to seismic reprocessing and capitalized G&A. The Company incurred $15.9 million in capital expenditure in United States for the same period in 2006 of which $10.0 million was incurred in lease acquisitions and the balance on drilling, testing and other asset acquisitions.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $11.7 million based on the 259 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license of which 24 years are remaining. The net present value of $1.5 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.6 million at June 30, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $780,000. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $506,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2007, the Company had cash resources of approximately $19.4 million. Subsequent to quarter-end, Raiffeisen Bank in Albania increased Bankers' operating line facility by $10.0 million to $30.0 million. The agreement is expected to be executed by mid-August.

The remaining capital expenditures in Albania for 2007 are estimated to be $22.0 million which includes the capital expenditures associated with an accelerated well re-activation program for 30 additional wells. The Company expects to fund this capital program from cash flows estimated at $14.0 million and an available debt facility of $10.0 million.

In the U.S., the remaining capital expenditures are estimated at $24.0 million of which approximately half are contingent on drilling success. Available cash resources are sufficient to fund approximately $10.0 to $12.0 million of U.S. capital expenditures under the existing exploration program. The Company will review financing alternatives subject to commercial field success through debt, equity, or joint venture arrangements, as appropriate at the time.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended June 30, 2007, the Company transacted $2.4 million of services compared to $2.0 million for the preceding quarter and $2.5 million for the corresponding period in 2006. The services can be terminated upon 60 days notice at the election of the Company.

During the second quarter, Bankers incurred legal fees of $91,000 in transactions with a legal firm of which the corporate secretary of the Company is a partner. The legal fees charged by this firm were $136,000 for the preceding quarter and $207,000 for the three months ended June 30, 2006.

Bankers also paid $13,000 (three months ended March 31, 2007 - $12,000; three months ended June 30, 2006 - $13,000) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to AKBN that includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

The Company spent $24.2 million towards its 2007 commitment during the six months ended June 30, 2007.

**Office Premises**

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 152 |
| 2008 | | 202 |
| 2009 | | 162 |
| 2010 | | 162 |
| 2011 | | 162 |
| Thereafter | | 7 |
| | $ | 847 |

**Term Loan**

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly installments over a 48-month period. As at June 30, 2007, the entire available term loan was drawn down, of which $2.8 million was classified as a current liability and $12.2 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

## QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | June 30, 2007 | March 31, 2007 | Dec 31, 2006 | Sept 30, 2006 | June 30, 2006 |
|---|---|---|---|---|---|
| Average daily production (bopd) | **4,746** | 4,380 | 4,165 | 4,000 | 3,193 |
| Average sales volume (bopd) | **4,314** | 4,388 | 4,113 | 3,776 | 3,175 |
| | | | | | |
| Average price ($/barrel) | **32.89** | 27.19 | 24.44 | 26.63 | 25.64 |
| Royalties | **4.28** | 3.65 | 3.04 | 3.04 | 2.98 |
| Sales and transportation | **2.56** | 1.96 | 1.77 | 2.10 | 1.66 |
| Operating | **9.91** | 10.16 | 9.88 | 9.05 | 9.91 |
| Netback ($/barrel) | **16.14** | 11.42 | 9.75 | 12.44 | 11.09 |
| | | | | | |
| Oil and gas revenues | **12,913** | 10,739 | 9,250 | 9,240 | 7,407 |
| Royalties | **1,682** | 1,440 | 1,149 | 1,055 | 860 |
| Sales and transportation | **1,007** | 775 | 670 | 728 | 480 |
| Operating | **3,892** | 4,014 | 3,737 | 3,141 | 2,862 |
| Net operating income | **6,332** | 4,510 | 3,694 | 4,316 | 3,205 |
| | | | | | |
| General and administrative | **1,824** | 1,659 | 1,916 | 1,422 | 1,450 |
| | | | | | |
| Funds from operations | **4,792** | 2,852 | 1,588 | 2,950 | 3,251 |
| Income (loss) for the period | **600** | (1,173) | (107) | (208) | (253) |
| Basic and diluted loss per share | **-** | - | - | - | - |
| | | | | | |
| Total assets | **175,550** | 168,005 | 138,030 | 127,106 | 124,321 |
| Term loan (including current portion) | **15,000** | 12,268 | 2,000 | - | - |

| *($000s, except as noted)* | March 31, 2006 | Dec 31, 2005 | Sept 30, 2005 |
|---|---|---|---|
| Average daily production (bopd) | 2,579 | 2,173 | 1,793 |
| Average sales volume (bopd) | 2,474 | 2,184 | 1,791 |
| | | | |
| Average price ($/barrel) | 25.55 | 23.13 | 22.28 |
| Royalties | 3.05 | 2.77 | 2.59 |
| Sales and transportation | 1.68 | 1.20 | 0.97 |
| Operating | 12.31 | 12.46 | 12.23 |
| Netback ($/barrel) | 8.51 | 6.69 | 6.49 |
| | | | |
| Oil and gas revenues | 5,689 | 4,644 | 3,670 |
| Royalties | 679 | 564 | 426 |
| Sales and transportation | 373 | 241 | 161 |
| Operating | 2,741 | 2,246 | 1,946 |
| Net operating income | 1,896 | 1,593 | 1,138 |
| | | | |
| General and administrative | 972 | 904 | 1,415 |
| | | | |
| Funds from (used in) operations | 723 | 650 | (94) |
| Loss for the period | (993) | (755) | (315) |
| Basic and diluted loss per share | - | - | - |
| | | | |
| Total assets | 98,930 | 56,846 | 53,083 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at June 30, 2007 and August 9, 2007. In addition, the Company had approximately 63 and 67 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks, which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure

and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure. The President and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2007 that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

During the three months ended June 30, 2007, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

## OUTLOOK

In Albania, production growth from primary techniques continues to progress towards the Company's long-term goal of 10,000 to 15,000 bopd by 2010. Due to the effect of water disposal capacity constraints, the Company is revising its estimated 2007 average production target to between 4,900 and 5,100 bopd from 5,200 to 5,500 bopd for 2007. However, with remediation of capacity constraints and acceleration of well take-overs and re-activations, Bankers is still expected to meet its 2007 exit production target of between 6,000 and 6,500 bopd.

Bankers is now entering into the next stage of its long-term Albanian growth strategy, having proved its ability to execute on primary extraction methods to increase production. The next stages include several other initiatives that can add significant long-term value to the Company. The first step consists of the testing of the cyclical steaming equipment, scheduled to commence in the second half of the year. This will lead to a new enhanced oil recovery (EOR) cyclic steam project that will be undertaken during 2008. At the same time, further EOR techniques are being reviewed. As not one single technology will work effectively across the entire field due to the varying multiple zones and depths of the reservoir, Bankers will undertake appropriate projects in a step-by-step fashion. Over the long-term, EOR and secondary recovery techniques, expanded export opportunities and the possible acquisition of ARMO will provide significant upside for future growth.

In the United States, Bankers has established natural gas from successful discovery wells in two of its basins: the Ardmore in Oklahoma and Palo Duro in Texas. Preliminary positive results from the Company's first horizontal well indicate opportunity for a commercial development program in Oklahoma later in the year, and first natural gas production. A development program from this basin alone could provide significant benefit to the Company, providing funds while Bankers moves exploration and evaluation forward on other shale basins that are at varying stages of development.

In addition to providing strong production growth from current operations, Bankers' portfolio of assets offers substantial upside opportunities for its shareholders both in the near and over the long-term. The Company is focused on accessing this potential in a staged approach, increasing reservoir recovery, reserves, production and cash flow for the future.

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED BALANCE SHEETS**
*(Unaudited, expressed in Thousands of United States dollars)*

## ASSETS

| | June 30 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ **18,903** | $ 6,329 |
| Investment (Note 2) | **4,500** | - |
| Accounts receivable | **11,592** | 7,214 |
| Crude oil inventory | **1,010** | 713 |
| Deposits and prepaid expenses | **2,127** | 1,121 |
| | **38,132** | 15,377 |
| **Property, plant and equipment (Note 3)** | **137,418** | 122,653 |
| | $ **175,550** | $ 138,030 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 4) | $ **4,471** | $ 4,772 |
| Accounts payable and accrued liabilities | **11,424** | 11,369 |
| Current portion of term loan (Note 4) | **2,813** | 125 |
| | **18,708** | 16,266 |
| Term loan (Note 4) | **12,187** | 1,875 |
| Asset retirement obligations (Note 5) | **2,155** | 1,593 |
| Future income tax liability | **5,904** | 3,126 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 6) | **134,820** | 116,696 |
| Warrants (Note 6) | **2,004** | - |
| Contributed surplus (Note 6) | **6,204** | 4,456 |
| Deficit | **(6,432)** | (5,982) |
| | **136,596** | 115,170 |
| | $ **175,550** | $ 138,030 |

**Commitments (Note 9)**

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30**

*(Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)*

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Revenue*** | | | | |
| Oil and gas revenue | **$ 12,913** | $ 7,407 | **$ 23,652** | $ 13,096 |
| Royalties | **(1,682)** | (860) | **(3,122)** | (1,539) |
| | **11,231** | 6,547 | **20,530** | 11,557 |
| ***Expenses*** | | | | |
| Operating | **4,048** | 2,862 | **8,062** | 5,603 |
| Sales and transportation | **1,007** | 480 | **1,782** | 853 |
| General and administrative | **1,824** | 1,450 | **3,483** | 2,422 |
| Interest on term loan | **519** | - | **849** | - |
| Stock-based compensation (Note 6) | **530** | 1,520 | **1,490** | 1,744 |
| Depletion, depreciation and accretion | **1,925** | 961 | **3,826** | 1,912 |
| | **9,853** | 7,273 | **19,492** | 12,534 |
| | **1,378** | (726) | **1,038** | (977) |
| ***Other income*** | | | | |
| Interest | **186** | 247 | **336** | 394 |
| Foreign exchange gain | **773** | 1,249 | **954** | 902 |
| | **959** | 1,496 | **1,290** | 1,296 |
| ***Income before income taxes*** | **2,337** | 770 | **2,328** | 319 |
| Future income tax expense | **(1,737)** | (1,023) | **(2,778)** | (1,565) |
| ***Net income (loss) for the period*** | **600** | (253) | **(450)** | (1,246) |
| Deficit, beginning of period | **(7,032)** | (5,414) | **(5,982)** | (4,421) |
| ***Deficit, end of period*** | **$ (6,432)** | $ (5,667) | **$ (6,432)** | $ (5,667) |
| **Basic and diluted earnings (loss) per share** | **0.00** | 0.00 | **0.00** | 0.00 |

***See accompanying notes to consolidated financial statements.***

# BANKERS PETROLEUM LTD.
## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

*(Unaudited, expressed in Thousands of United States dollars)*

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Cash provided by (used in)*** | | | | |
| ***Operating activities*** | | | | |
| Net income (loss) for the period | **$ 600** | $ (253) | **$ (450)** | $ (1,246) |
| Items not involving cash: | | | | |
| Depletion, depreciation and accretion | **1,925** | 961 | **3,826** | 1,912 |
| Future income tax expense | **1,737** | 1,023 | **2,778** | 1,565 |
| Stock-based compensation | **530** | 1,520 | **1,490** | 1,744 |
| | **4,792** | 3,251 | **7,644** | 3,975 |
| Change in non-cash working capital (Note 10) | **(1,123)** | (4,008) | **(4,204)** | (4,829) |
| | **3,669** | (757) | **3,440** | (854) |
| ***Investing activities*** | | | | |
| Additions to property, plant and equipment | **(23,257)** | (29,106) | **(37,271)** | (42,500) |
| Proceeds from sale of property, plant and equipment | **15,000** | - | **15,000** | - |
| Change in non-cash working capital (Note 10) | **132** | 5,716 | **(1,422)** | 4,824 |
| | **(8,125)** | (23,390) | **(23,693)** | (37,676) |
| ***Financing activities*** | | | | |
| Issue of common shares and warrants for cash, net of issue costs | **9** | 18 | **20,128** | 40,934 |
| Operating loan | **752** | - | **(301)** | - |
| Term loan | **2,732** | - | **13,000** | - |
| | **3,493** | 18 | **32,827** | 40,934 |
| ***Increase (decrease) in cash and cash equivalents*** | **(963)** | (24,129) | **12,574** | 2,404 |
| Cash and cash equivalents, beginning of period | **19,866** | 40,062 | **6,329** | 13,529 |
| ***Cash and cash equivalents, end of period (Note 10)*** | **$ 18,903** | $ 15,933 | **$ 18,903** | $ 15,933 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement and financial instruments – presentation and disclosures. Prior periods have not been restated.

***Financial instruments—recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

*(unaudited, expressed in U.S. dollars)*

## 2. INVESTMENT

| | | 2007 | | 2006 |
|---|---|---|---|---|
| 15,152,142 units of Palo Duro Energy Inc. | $ | 4,500 | $ | - |

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly owned U.S. subsidiary of a Canadian public company. This transaction is satisfied by a payment of $15 million in cash and the issue of 15,152,142 units of Palo Duro Energy Inc. Each unit consists of one common share and one half of one common share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009. The units are subject to a four month hold period expiring on September 25, 2007. As at June 30, 2007, the cost of the units approximates the fair market value.

## 3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at June 30, 2007 and December 31, 2006:

| | | **2007** | | | | | | 2006 |
|---|---|---|---|---|---|---|---|---|
| | | **Cost** | | **Accumulated depletion and depreciation** | | **Net Book Value** | | Net Book Value |
| Oil and gas properties – Albania | $ | 85,970 | $ | 10,217 | **$** | **75,753** | $ | 55,084 |
| Oil and gas properties – United States | | 60,118 | | - | | **60,118** | | 66,520 |
| Equipment, furniture and fixtures | | 1,986 | | 439 | | **1,547** | | 1,049 |
| | $ | 148,074 | $ | 10,656 | **$** | **137,418** | $ | 122,653 |

The Company capitalized general and administrative expenses of $592 and $1,391 during the three and six month periods ended June 30, 2007 ($269 and $506 for the corresponding periods in 2006) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the six months ended June 30, 2007 included $113,000 (2006 - $99,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

*(unaudited, expressed in U.S. dollars)*

## 4. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $5 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at June 30, 2007, $4,471 of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at June 30, 2007, the entire term loan was drawn down of which $2,813 was classified as a current liability and $12,187 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 940 |
| 2008 | | 3,515 |
| 2009 | | 3,515 |
| 2010 | | 3,515 |
| 2011 | | 3,515 |
| | $ | 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 5. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $11,712. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,649.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $780. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $506.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 495 |
| Accretion | | 67 |
| Asset retirement obligations, June 30, 2007 | $ | 2,155 |

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to a private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | - |
| Exercise of compensation options | 784,636 | | 381 | | - |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to a public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,103) | | - |
| Stock-based compensation | - | | - | | 1,748 |
| Balance, June 30, 2007 | 448,109,492 | $ | 134,820 | $ | 6,204 |

Weighted average number of common shares used in the calculation of basic earnings (loss) per share was 448,109,492 and 436,360,715 for the three and six month periods ended June 30, 2007 (391,458,635 and 366,964,427 for the same periods in 2006).

The weighted average number of common shares used in the calculation of diluted earnings per share was 451,854,037 for the three month period ended June 30, 2007.

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY (Cont'd)

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, June 30, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at June 30, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 5,535,000 | 0.64 |
| Balance, June 30, 2007 | 29,065,000 | 0.79 |

*(unaudited, expressed in U.S. dollars)*

## 6. SHAREHOLDERS' EQUITY (Cont'd)

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense for the three and six month periods ended June 30, 2007 as $605 and $1,748 ($1,520 and $1,744 for the same periods in 2006) for the stock options vested and/or granted to officers, directors, employees and service providers. Of these amounts, $530 and $1,490 ($1,520 and $1,744 for the same periods in 2006) was charged to earnings and $75 and $258 (nil for the same periods in 2006) were capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming no dividends were paid. The weighted average fair market value per option granted in the three and six month periods ended June 30, 2007 and 2006 and the assumption used in their determination were as follows:

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Weighted average fair value per option | $0.33 | $0.48 | $0.37 | $0.48 |
| Risk-free interest rate (%) | 4.05 | 3.66 | 4.06 | 3.66 |
| Average volatility (%) | 67 | 54 | 67 | 54 |
| Expected life (years) | 5 | 5 | 5 | 5 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| Six months ended June 30, 2007 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 20,530 | $ - | $ - | $ 20,530 |
| ***Expenses*** | | | | |
| Operating | 7,906 | 156 | - | 8,062 |
| Sales and transportation | 1,782 | - | - | 1,782 |
| General and administrative | 1,141 | 535 | 1,807 | 3,483 |
| Interest on term loan | 849 | - | - | 849 |
| Stock-based compensation | 384 | 251 | 855 | 1,490 |
| Depletion, depreciation and accretion | 3,762 | 24 | 40 | 3,826 |
| | 15,824 | 966 | 2,702 | 19,492 |
| Segment income (loss) | 4,706 | (966) | (2,702) | 1,038 |
| Other income | | | | 1,290 |
| Future income tax expense | | | | (2,778) |
| Loss for the period | | | | $ (450) |
| Assets, June 30, 2007 | $ 88,307 | $ 73,656 | $ 13,587 | $ 175,550 |
| Additions to property, plant and equipment | $ 24,206 | $ 12,884 | $ 181 | $ 37,271 |
| Cash proceeds from sale of property, plant and equipment | $ - | $ 15,000 | $ - | $ 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| Six months ended June 30, 2006 | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 11,557 | $ - | $ - | $ 11,557 |
| ***Expenses*** | | | | |
| Operating | 5,603 | - | - | 5,603 |
| Sales and transportation | 853 | - | - | 853 |
| General and administrative | 967 | 215 | 1,240 | 2,422 |
| Stock-based compensation | 263 | 431 | 1,050 | 1,744 |
| Depletion, depreciation and accretion | 1,889 | 5 | 18 | 1,912 |
| | 9,575 | 651 | 2,308 | 12,534 |
| Segment income (loss) | 1,982 | (651) | (2,308) | (977) |
| Other income | | | | 1,296 |
| Future income tax expense | | | | (1,565) |
| Loss for the period | | | | $ (1,246) |
| Assets, June 30, 2006 | $ 51,848 | $ 58,517 | $ 13,956 | $ 124,321 |
| Additions to property, plant and equipment | $ 21,547 | $ 20,913 | $ 40 | $ 42,500 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| **Three months ended June 30, 2007** | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 11,231 | | - | | - | | 11,231 |
| ***Expenses*** | | | | | | | | |
| Operating | | 3,892 | | 156 | | - | | 4,048 |
| Sales and transportation | | 1,007 | | - | | - | | 1,007 |
| General and administrative | | 583 | | 125 | | 1,116 | | 1,824 |
| Interest on term loan | | 519 | | - | | - | | 519 |
| Stock-based compensation | | 137 | | 82 | | 311 | | 530 |
| Depletion, depreciation and accretion | | 1,886 | | 15 | | 24 | | 1,925 |
| | | 8,024 | | 378 | | 1,451 | | 9,853 |
| Segment income (loss) | | 3,207 | | (378) | | (1,451) | | 1,378 |
| Other income | | | | | | | | 959 |
| Future income tax expense | | | | | | | | (1,737) |
| Income for the period | | | | | | | $ | 600 |
| Additions to property, plant and equipment | $ | 14,367 | $ | 8,861 | $ | 29 | $ | 23,257 |
| Cash proceeds from sale of property, plant and equipment | $ | - | $ | 15,000 | $ | - | $ | 15,000 |

*(unaudited, expressed in U.S. dollars)*

## 7. SEGMENTED INFORMATION (Cont'd)

| **Three months ended June 30, 2006** | Albania | United States | Canada | Total |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue, net of royalties | $ 6,547 | $ - | $ - | $ 6,547 |
| ***Expenses*** | | | | |
| Operating | 2,862 | - | - | 2,862 |
| Sales and transportation | 480 | - | - | 480 |
| General and administrative | 527 | 137 | 786 | 1,450 |
| Stock-based compensation | 241 | 345 | 934 | 1,520 |
| Depletion, depreciation and accretion | 947 | 4 | 10 | 961 |
| | 5,057 | 486 | 1,730 | 7,273 |
| Segment income (loss) | 1,490 | (486) | (1,730) | (726) |
| Other income | | | | 1,496 |
| Future income tax expense | | | | (1,023) |
| Loss for the period | | | | $ (253) |
| Additions to property, plant and equipment | $ 13,140 | $ 15,952 | $ 14 | $ 29,106 |

*(unaudited, expressed in U.S. dollars)*

## 8. RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2007 and 2006, the Company incurred the following expenses with companies related by way of common directors and/or officers:

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Legal fees | $91 | $207 | $227 | $263 |
| Rent and office services | 13 | 13 | 25 | 29 |
| Oil well servicing | 2,397 | 2,522 | 4,396 | 4,298 |

At June 30, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | 2007 | 2006 |
|---|---|---|
| Legal fees | $ 24 | $ 22 |
| Oil well servicing | 1,424 | 1,121 |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 9. COMMITMENTS

a) Capital expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by Albanian National Agency of Natural Resources (AKBN). Under the Plan of Development submitted to AKBN, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

## 9. COMMITMENTS (Cont'd)

a) Capital expenditures (cont'd)

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to AKBN each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $24.2 million towards its 2007 commitment during the six months period ended June 30, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 152 |
| 2008 | | 202 |
| 2009 | | 162 |
| 2010 | | 162 |
| 2011 | | 162 |
| Thereafter | | 7 |
| | $ | 847 |

*(unaudited, expressed in U.S. dollars)*

## 10. SUPPLEMENTAL CASH FLOW INFORMATION

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| ***Operating activities*** | | | | |
| Increase in current assets | | | | |
| Accounts receivable | $ **(2,249)** | (826) | $ **(4,378)** | (3,233) |
| Crude oil inventory | **(377)** | 77 | **(297)** | - |
| Deposit and prepaid expenses | **(1,059)** | (408) | **(1,006)** | (301) |
| Increase in (decrease) in current liabilities | | | | |
| Accounts payable and accrued liabilities | **2,562** | (2,851) | **1,477** | (1,295) |
| | $ **(1,123)** | (4,008) | $ **(4,204)** | (4,829) |
| ***Investing activities*** | | | | |
| (Decrease) increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ **132** | 5,716 | $ **(1,422)** | 4,824 |
| ***Cash and cash equivalents*** | | | | |
| Cash | $ **10,672** | 5,500 | $ **10,672** | 5,500 |
| Fixed income investments | **8,231** | 10,433 | **8,231** | 10,433 |
| | $ **18,903** | 15,933 | $ **18,903** | 15,933 |
| ***Interest paid*** | $ **610** | - | $ **849** | - |

6 Month – Block Admission Return (AIM notification), filed August 3, 2007

**Fri Aug 3, 2007**
## 6 Month - Block Admission Return

The Company makes the following announcement with respect to the issuance of common shares, options, and warrants for the period from February 6th, 2006 to August 3rd, 2007.

**COMMON SHARES ISSUED & OUTSTANDING**

| Shares Outstanding 6th Feb 2007 | Options Exercised | Exercise $0.40 Warrants | Compensation Options $0.55 | Equity Placement Shares @$0.70 | Shares Outstanding 3rd Aug 2007 |
|---|---|---|---|---|---|
| 412,066,634 | 0 | 0 | 0 | 36,042,858 | 448,109,492 |

**STOCK OPTIONS OUTSTANDING**

| Stock Options Outstanding 6th Feb 2007 | Exercise Price $/share | Stock Options Exercised | Exercise Price $/share | Stock Options Granted | Exercise Price $/share | Stock Options Cancelled | Stock Options Outstanding 3rd Aug 2007 |
|---|---|---|---|---|---|---|---|
| | | | $0.64 | 300,000 | | | |
| | | | $1.47 | | | 150,000 | |
| | | | $1.15 | | | 35,000 | |
| | | | $0.65 | 35,000 | | | |
| | | | $0.52 | 3,975,000 | | | |
| | | | $0.56 | 100,000 | | | |
| **28,730,000** | | 0 | | **4,410,000** | | **185,000** | **32,955,000** |

**$0.90 WARRANTS OUTSTANDING**

| $0.90 Warrants Outstanding 6th Feb 2007 | Exercise Price Exercised | Exercise Price Expired | Warrants Outstanding 3rd Aug 2007 |
|---|---|---|---|
| **0** | **0** | **0** | **18,021,429** |

The company currently has an issued share capital of **448,109,492** as at August 3, 2007. During the period, the Company issued 4,410,000 stock options.

This press release is being issued in compliance with the rules of the AIM market of the London Stock Exchange.

For more information please contact:

Susan J. Soprovich
VP, Investor Relations & Corporate Governance

Tel: 403-513-2681
Fax: 403-228-9506
Email: ssoprovich@bankerspetroleum.com

*AIM NOMAD:*
Ryan Gaffney
+44 20 7050 6777

Directors Shareholding (AIM notification), filed July 4, 2007

RECEIVED
2008 MAY -1 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Wed Jul 4, 2007**
## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 3 July 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson Director | 82,500 | CDN$0.54 | 15,550,300 |

News release, filed July 3, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM GRANTS OPTIONS

**CALGARY, July 2, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) announced today that it has granted a total of 3,975,000 incentive stock options to directors, officers and employees of the Company as of July 2, 2007. Of this amount, 2,240,000 options were granted to directors and officers. The options are set at an exercise price of CDN$0.52 per common share for a period of five years, expiring on July 1, 2012, with two-thirds of the options subject to vesting periods.

A portion of the options were granted to several new senior employees hired to strengthen Bankers' technical capabilities around production, operations, reservoir and geology. These additions position the Company for further growth and value creation. The remainder were granted in recognition of the continued progress and growth of the Company.

As of July 2, 2007, the Company has 448,109,492 issued and outstanding common shares.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Material change report, filed June 5, 2007

**Form 51-102F3**

***Material Change Report***

**Item 1 Name and Address of Company**

Bankers Petroleum Ltd. (the "Company")
Suite 400, 906 – 12th Ave. S.W.
Calgary, Alberta T2R 1K7

**Item 2 Date of Material Change**

May 25, 2007

**Item 3 News Release**

Issued May 25, 2007 and distributed through the facilities of Canada Newswire.

**Item 4 Summary of Material Change**

The Company announced that its subsidiary Bankers Petroleum (US) Inc. has closed the sale of a 27% interest in its approximate 375,000 net acres in the Palo Duro basin, Texas,to Palo Duro Operating (U.S.) Inc., a wholly-owned subsidiary of Palo Duro Energy Inc. (Palo Duro Energy), formerly Centillion Industries Inc.

**Item 5 Full Description of Material Change**

**5.1 Full Description of Material Change**

The total consideration paid by Palo Duro Energy for the acreage is US$19.5 million, of which US15.0 million was paid in cash and the remainder in units of Palo Duro Energy, comprising one share and one-half warrant. As a result, the Company acquired 15,152,142 common shares and 7,576,071 common share purchase warrants of Palo Duro Energy. Each warrant entitles the Company to acquire one additional common share at CD$0.50 per share on or before May 25, 2009.

The shares represent 9.92% of the outstanding common shares of Palo Duro Energy. Under applicable securities legislation the Company is also deemed to own and control 7,576,071 common shares which may be acquired upon exercise of the warrants. Accordingly, the Company is deemed to have acquired an additional 7,576,071 common shares of Palo Duro Energy, which, together with the shares, and assuming no exercise by any other hold of convertible securities of Palo Duro Energy, represents 14.18% of the outstanding common shares of Palo Duro Energy.

Bankers Petroleum (US) Inc. will continue as operator of all programs on the Palo Duro lands.

The cash received from the sale will be utilized to fund the Company's 2007 U.S. capital program in the United States.

**5.2 Disclosure for Restructuring Transactions**

N/A

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7 Omitted Information**

No information has been omitted on the basis that it is confidential information.

**tem 8 Executive Officer**

Contact: Susan J. Soprovich, VP, Investor Relations and Corporate Governance.
Telephone: 403-513-2699

**Item 9 Date of Report**

June 4, 2007.

News release, filed May 25, 2007

Bankers PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PETROLEUM CLOSES CENTILLION TRANSACTION FOR JOINT DEVELOPMENT OF PALO DURO BASIN

**CALGARY, May 25, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has closed the sale of a 27% interest in its approximate 375,000 net acres in the Palo Duro basin, Texas, to Palo Duro Operating (U.S.), Inc., a wholly-owned subsidiary of Palo Duro Energy Inc. (Palo Duro Energy), formerly Centillion Industries Inc.

The total consideration paid for the acreage is US$19.5 million, of which US$15.0 million is in cash and the remainder in units of Centillion, comprising one share and one-half warrant. As a result, Bankers acquired 15,152,142 common shares and 7,576,071 common share purchase warrants of Palo Duro Energy. Each warrant entitles Bankers to acquire one additional common share at CDN$0.50 per share on or before May 25, 2009.

The shares represent 9.92% of the outstanding common shares of Palo Duro Energy. Under applicable securities legislation Bankers is also deemed to own and control the 7,576,071 common shares which may be acquired upon exercise of the warrants. Accordingly, Bankers is deemed to have acquired an additional 7,576,071 common shares of Palo Duro Energy, which, together with the shares, and assuming no exercise by any other holder of convertible securities of Palo Duro Energy, represents 14.18% of the outstanding common shares of Palo Duro Energy.

The cash received from the sale will be utilized to fund Bankers' 2007 U.S. capital program in the United States.

## *Caution Regarding Forward-looking Information*

*Information in this news release respecting planned work programs on the Company's US properties and anticipated natural gas production and timing thereof constitute forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. Attainment of commercial production is dependent upon a number of factors and subject to risks including, but not limited to the ability to establish economic flow rates, ultimate hydrocarbon recoveries, future pipeline capacity, and availability of the necessary equipment, personnel and financial resources. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms,*

*none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analyses, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Report of voting results, filed May 22, 2007

Bankers
PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



# ANNUAL GENERAL MEETING OF SHAREHOLDERS
# May 22, 2007

## *Report of Voting Results*

(National Instrument 51-102 – *Continuous Disclosure Obligations* (Section 11.3))

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of Bankers Petroleum Ltd. (the "Issuer") held on May 22, 2007. The report on the voting results is as follows:

1. **Number of Directors**

   By a vote of show of hands, the number of directors was determined at six (6).

2. **Election of Directors**

   By a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

   Robert Cross
   Victor Redekop
   Jonathan Harris
   John B. Zaozirny
   Eric Brown
   Ford Nicholson

3. **Appointment of Auditors**

   By a vote of show of hands, KPMG LLP were appointed as auditors of the Issuer for the ensuing year.

4. **Auditors' Remuneration**

   By a vote of show of hands, the directors were authorized to fix the auditors' remuneration.

5. **Amendments to Stock Option Plan**

By ballot, the directors were authorized to amend the Company's existing stock option plan with the following change: the amendment power described in paragraph (f) of the amendment clause was deleted.

Ballot votes:
For: 94,251,218 (79.62%) Against: 24,131,570 (20.38%)

Proxy votes:
For: 93,846,218 (67.79%) Against: 24,131,570 (17.42%) Non-votes: 20,479,578 (14.79%)

BANKERS PETROLEUM LTD.

Per: *"Mary Collyer"*
Mary Collyer, Corporate Secretary

News release, file May 22, 2007

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS REPORTS OUTCOME OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

**CALGARY, May 22, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) announced that shareholders approved all of the motions described in the management information circular dated April 17, 2007 at today's Annual General Meeting. In addition, the resolution concerning amendment provisions of the Company's stock option plan was modified and approved to delete the amendment power described in paragraph (f) of the amendment clause.

A complete recap of the voting results is available at www.sedar.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Directors Shareholding (AIM notification), filed May 15, 2007

**Tue May 15, 2007**

## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding
The Company announces that on 14 May 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson | 10,000 | CDN$0.51 | 15,417,800 |
| Director | 113,500 | CDN$0.52 | |
| | 25,000 | CDN$0.53 | |
| | 1,500 | CDN$0.54 | |

Interim financial statements, for the three months ended March 31, 2007, filed May 10, 2007

Bankers
PETROLEUM LTD.

# CONSOLIDATED FINANCIAL STATEMENTS

## MARCH 31, 2007

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED BALANCE SHEETS**
*(Unaudited, expressed in Thousands of United States dollars)*

## ASSETS

| | March 31 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 19,866 | $ 6,329 |
| Accounts receivable | 9,343 | 7,214 |
| Crude oil inventory | 633 | 713 |
| Deposits and prepaid expenses | 1,068 | 1,121 |
| | 30,910 | 15,377 |
| **Property, plant and equipment (Note 2)** | 135,265 | 122,653 |
| | $ 166,175 | $ 138,030 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 3) | $ 3,719 | $ 4,772 |
| Accounts payable and accrued liabilities | 8,730 | 11,369 |
| Current portion of term loan (Note 3) | 1,534 | 125 |
| | 13,983 | 16,266 |
| Term loan (Note 3) | 10,734 | 1,875 |
| Asset retirement obligations (Note 4) | 1,909 | 1,593 |
| Future income tax liability | 4,167 | 3,126 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 5) | 134,811 | 116,696 |
| Warrants (Note 5) | 2,004 | - |
| Contributed surplus (Note 5) | 5,599 | 4,456 |
| Deficit | (7,032) | (5,982) |
| | 135,382 | 115,170 |
| | $ 166,175 | $ 138,030 |

**Commitments (Note 8)**

**Subsequent event (Note 10)**

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31**
*( Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)*

| | 2007 | 2006 |
|---|---|---|
| ***Revenue*** | | |
| Oil and gas revenue | $ 10,739 | $ 5,689 |
| Royalties | (1,440) | (679) |
| | 9,299 | 5,010 |
| ***Expenses*** | | |
| Operating | 4,014 | 2,741 |
| Sales and transportation | 775 | 373 |
| General and administrative | 1,659 | 971 |
| Interest on term loan | 330 | - |
| Stock-based compensation (Note 5) | 960 | 224 |
| Depletion, depreciation and accretion | 1,901 | 951 |
| | 9,639 | 5,260 |
| | (340) | (250) |
| ***Other income (expenses)*** | | |
| Interest | 150 | 146 |
| Foreign exchange gain (loss) | 181 | (347) |
| | 331 | (201) |
| ***Loss before income taxes*** | (9) | (451) |
| Future income tax expense | (1,041) | (542) |
| ***Loss for the period*** | (1,050) | (993) |
| Deficit, beginning of period | (5,982) | (4,421) |
| ***Deficit, end of period*** | $ (7,032) | (5,414) |
| Basic and diluted loss per share | $ (0.00) | $ (0.00) |

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE THREE MONTHS ENDED MARCH 31**
***(Unaudited, expressed in Thousands of United States dollars)***

| *Cash provided by (used in)* | 2007 | 2006 |
|---|---|---|
| ***Operating activities*** | | |
| Loss for the period | $ (1,050) | $ (993) |
| Items not involving cash: | | |
| Stock-based compensation | 960 | 224 |
| Depletion, depreciation and accretion | 1,901 | 951 |
| Future income tax expense | 1,041 | 542 |
| | 2,852 | 724 |
| Change in non-cash working capital (Note 9) | (3,081) | (1,713) |
| | (229) | (989) |
| ***Investing activities*** | | |
| Additions to property, plant and equipment | (14,014) | (14,285) |
| Change in non-cash working capital (Note 9) | (1,554) | 891 |
| | (15,568) | (13,394) |
| ***Financing activities*** | | |
| Issue of common shares and warrants for cash, net of issue costs | 20,119 | 40,916 |
| Operating loan | (1,053) | - |
| Term loan | 10,268 | - |
| | 29,334 | 40,916 |
| ***Increase in cash and cash equivalents*** | 13,537 | 26,533 |
| Cash and cash equivalents, beginning of period | 6,329 | 13,529 |
| ***Cash and cash equivalents, end of period (Note 9)*** | $ 19,866 | $ 40,062 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments—recognition and measurement and financial instruments—presentation and disclosures. Prior periods have not been restated.

***Financial instruments—recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as available-for-sale or held-for-trading.

***Embedded derivatives***

On adoption, the Company elected to recognize, as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure, in the Company's financial statements commencing January 1, 2008, about the Company's financial instruments as well as its capital and how it is managed.

## 1. BASIS OF PRESENTATION (cont'd)

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

## 2. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at March 31, 2007 and December 31, 2006:

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | Cost | Accumulated depletion and depreciation | Net Book Value | Net Book Value |
| Oil and gas properties - Albania | $ 71,656 | $ 8,335 | **$ 63,321** | $ 55,084 |
| Oil and gas properties – United States | 70,672 | - | **70,672** | 66,520 |
| Equipment, furniture and fixtures | 1,705 | 433 | **1,272** | 1,049 |
| | $ 144,033 | $ 8,768 | **$ 135,265** | $ 122,653 |

The Company capitalized general and administrative expenses of $799 during the period (2006 - $232) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the three months ended March 31, 2007 included $127,000 (2006 - $139,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 3. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $5 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

### (a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at March 31, 2007, $3,719 of the operating loan was drawn down.

### (b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at March 31, 2007, $12,268 of the $15 million available term loan was drawn down of which $1,534 was classified as a current liability and $10,734 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 767 |
| 2008 | | 3,067 |
| 2009 | | 3,067 |
| 2010 | | 3,067 |
| 2011 | | 2,300 |
| | $ | 12,268 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 4. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $10,717. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,487.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $650. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $422.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 285 |
| Accretion | | 31 |
| Asset retirement obligations, March 31, 2007 | $ | 1,909 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 5. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | |
| Exercise of compensation options | 784,636 | | 381 | | |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,112) | | - |
| Stock-based compensation | - | | - | | 1,143 |
| Balance, March 31, 2007 | 448,109,492 | $ | 134,811 | $ | 5,599 |

Weighted average number of common shares used in the calculation of basic and diluted loss per share was 424,481,396 in 2007 (2006 – 342,470,218).

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

*(unaudited, expressed in Thousands of U.S. dollars)*

## 5. SHAREHOLDERS' EQUITY (Cont'd)

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, March 31, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at March 31, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 5,500,000 | 0.64 |
| Balance, March 31, 2007 | 29,030,000 | 0.79 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 5. SHAREHOLDERS' EQUITY (Cont'd)

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock based compensation expense for the three months ended March 31, 2007 as $1,143 (2006 - $224) for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $960 (2006 - $224) was charged to earnings and $183 (2006 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 4.04% – 4.08% (2006 - 3.62%), a dividend yield of 0% (2006 – 0%), an expected volatility range of 66% to 67% (2006 – 28%) and expected lives of the stock options of five years (2006 – five) from the date of grant.

## 6. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| Three months ended March 31, 2007 | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 9,299 | | - | | - | | 9,299 |
| ***Expenses*** | | | | | | | | |
| Operating | | 4,014 | | - | | - | | 4,014 |
| Sales and transportation | | 775 | | - | | - | | 775 |
| General and administrative | | 558 | | 410 | | 691 | | 1,659 |
| Interest on term loan | | 330 | | - | | - | | 330 |
| Stock-based compensation | | 247 | | 169 | | 544 | | 960 |
| Depletion, depreciation and accretion | | 1,876 | | 9 | | 16 | | 1,901 |
| | | 7,800 | | 588 | | 1,251 | | 9,639 |
| Segment earnings (loss) | | 1,499 | | (588) | | (1,251) | | (340) |
| Other income | | | | | | | | 331 |
| Future income tax expense | | | | | | | | (1,041) |
| Loss for the period | | | | | | | $ | (1,050) |
| Assets, March 31, 2007 | $ | 74,777 | $ | 71,435 | $ | 19,963 | $ | 166,175 |
| Additions to property, plant and equipment | $ | 9,839 | | 4,023 | | 152 | | 14,014 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 6. SEGMENTED INFORMATION (cont'd)

| Three months ended March 31, 2006 | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 5,010 | $ | - | $ | - | $ | 5,010 |
| ***Expenses*** | | | | | | | | |
| Operating | | 2,741 | | - | | - | | 2,741 |
| Sales and transportation | | 373 | | - | | - | | 373 |
| General and administrative | | 440 | | 78 | | 453 | | 971 |
| Stock-based compensation | | 22 | | 86 | | 116 | | 224 |
| Depletion, depreciation and accretion | | 942 | | 1 | | 8 | | 951 |
| | | 4,518 | | 165 | | 577 | | 5,260 |
| Segment earnings (loss) | | 492 | | (165) | | (577) | | (250) |
| Other expenses | | | | | | | | (201) |
| Future income tax expense | | | | | | | | (542) |
| Loss for the period | | | | | | | $ | (993) |
| Assets, March 31, 2006 | $ | 36,463 | $ | 22,913 | $ | 39,554 | $ | 98,930 |
| Additions to property, plant and equipment | $ | 9,298 | | 4,972 | | 15 | | 14,285 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 7. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007 and 2006, the Company incurred the following expenses with companies related by way of directors and/or officers in common:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Legal fees | $ | 136 | $ | 56 |
| Rent and office services | | 12 | | 16 |
| Oil well servicing | | 1,999 | | 1,776 |

At March 31, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Legal fees | $ | 22 | $ | 26 |
| Oil well servicing | | 1,125 | | - |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 8. COMMITMENTS

a) Capital expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the NPA. Under the Plan of Development submitted to NPA, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

**8. COMMITMENTS (cont'd)**

a) Capital expenditures (cont'd)

The Petroleum Agreement stipulates that the Company submit to NPA each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $9.8 million towards its 2007 commitment during the three months period ended March 31, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 228 |
| 2008 | | 189 |
| 2009 | | 149 |
| 2010 | | 149 |
| 2011 | | 149 |
| Thereafter | | 6 |
| | $ | 870 |

*(unaudited, expressed in Thousands of U.S. dollars)*

## 9. SUPPLEMENTAL CASH FLOW INFORMATION

| | | March 31 2007 | | March 31 2006 |
|---|---|---|---|---|
| ***Operating activities*** | | | | |
| Decrease (increase) in current assets | | | | |
| Accounts receivable | $ | **(2,129)** | $ | (2,407) |
| Crude oil inventory | | **80** | | (76) |
| Deposit and prepaid expenses | | **53** | | 106 |
| Increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | | **(1,085)** | | 664 |
| | $ | **(3,081)** | $ | (1,713) |
| ***Investing activities*** | | | | |
| (Decrease) increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ | **(1,554)** | $ | 891 |
| ***Cash and cash equivalents*** | | | | |
| Cash | $ | **4,011** | $ | 7,406 |
| Fixed income investments | | **15,855** | | 32,656 |
| | $ | **19,866** | $ | 40,062 |
| ***Interest paid*** | $ | **239** | $ | - |

## 10. SUBSEQUENT EVENT

On March 7, 2007, the Company entered into an agreement with the wholly owned U.S. subsidiary of a Canadian public company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas. The total consideration to be paid for the acreage is $19.5 million, of which $15.0 million will be in cash and the balance of $4.5 million will be paid through issuance of securities of the Canadian parent. This transaction is expected to close in May 2007. The proceeds of disposal will be credited to property, plant and equipment with no gains or losses recognized.

Form 52-109F2 – Certification of Interim Filings – CEO, filed May 10, 2007

RECEIVED
2008 MAY -1 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Form 52-109F2 – Certification of Interim Filings**

I, **Richard Wadsworth**, the President of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

*"Richard Wadsworth"*

Richard Wadsworth
President

Form 52-109F2 – Certification of Interim Filings – CFO, filed May 10, 2007

**Form 52-109F2 – Certification of Interim Filings**

I, **C.S. (Juneyt) Tirmandi**, the Chief Financial Officer of Bankers Petroleum Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bankers Petroleum Ltd. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

*"C.S. (Juneyt) Tirmandi"*

C.S. (Juneyt) Tirmandi
Chief Financial Officer

MD&A for the three months ended March 31, 2007, filed May 10, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd's (Bankers or the Company) operating and financial results for the three month period ended March 31, 2007, compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three month period ended March 31, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of May 10, 2007.

## NON-GAAP MEASURES

Funds from operations are a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those

described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## OVERVIEW

| | Three months ended March 31 | | |
|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % |
| *Financial ($000s, except as noted)* | | | |
| Oil and gas revenue | **10,739** | 5,689 | 89 |
| Net operating income | **4,510** | 1,896 | 138 |
| Loss for the period | **(1,050)** | (993) | 16 |
| Funds from operations | **2,852** | 724 | 294 |
| Additions to property, plant and equipment | **14,014** | 14,285 | (2) |
| Total assets | **166,175** | 98,930 | 68 |
| Shareholders' equity | **135,382** | 90,944 | 49 |
| *Operating* | | | |
| Average daily production (bopd) | **4,380** | 2,579 | 70 |
| Average sales volume (bopd) | **4,388** | 2,474 | 77 |
| Average price ($/barrel) | **27.19** | 25.55 | 6 |
| Netback ($/barrel) | **11.42** | 8.51 | 34 |

Bankers continued to increase production, revenues and funds from operations during the three months period ended March 31, 2007:

- Average production was 4,380 bopd compared to 4,165 bopd for the fourth quarter of 2006 and 2,579 bopd for the same period in 2006, increases of 5% and 70% respectively.
- Exit production for March 2007 was approximately 4,520 bopd.
- Higher production and average price resulted in increased revenues of $10.7 million for the quarter compared to $9.3 million in the preceding quarter and $5.7 million for the same period in 2006.
- Netback improved to $11.42 per barrel from $9.75 per barrel in the preceding quarter and $8.51 per barrel for the same period in 2006, increases of 17% and 34% respectively.
- Funds from operations increased to $2.9 million from $1.6 million and $0.7 million for the three months ended December 31, 2006 and the corresponding period in 2006, respectively.

- In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20.1 million after commissions and share issue expenses.

## Albania

The Company exported 39% of its crude during the first quarter of 2007 at an average price of $28.67 per barrel. In comparison, exports made up 30% of the sales during the previous quarter at an average price of $26.30 per barrel. The increased exports helped Bankers receive higher overall oil prices. As a result, the Company averaged $27.19 per barrel during the first quarter of 2007 compared to $24.44 per barrel for the previous quarter and $25.55 for the same period in 2006.

Other significant events during the quarter included:

- The Company is planning to commence a two well cyclical steam pilot in the southern part of the Patos Marinza oilfield in the third quarter of 2007. The majority of the equipment required has been purchased and is either in country or on its way.

- The first shipment to a second refinery in Italy was completed with a short term contract to export additional volumes over the second quarter.

- An additional workover rig was mobilized to address the shortage of well servicing experienced in the first quarter.

## United States

- In Texas, Bankers air drilled and completed the vertical Cogdell #64-1 well in the Palo Duro Basin. The Granite Wash Sands were successfully fracture stimulated and produced at an average rate of 325 Mcf/d with no condensate and about 24 bbls/d of fracture fluid on the last 7 days of a 10-day flow test with approximately 20% fracture stimulation fluid yet to recover.
    - Fracture stimulated the Cogdell 1-1 well in zones that had initially produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however the stimulation was unable to regain any significant gas productivity.
- In Oklahoma, Bankers spudded its first horizontal well, Greenway 35-1H in April. This well, offsetting the Nickel Hill #1-26 discovery well, will be drilled to a vertical depth of about 9,400 feet with a 3,000 foot horizontal section. The Greenway 35-1H well is expected to be completed in the second quarter.
    - A pipeline connection and surface tie-in was negotiated for the Nickel Hill #1-26 vertical well and the Greenway horizontal well. A facility to handle production from the Nickel Hill well and Greenway well (dependent on its success), is expected to be completed and tied in this summer.
    - The Lake Holdenville #35-1 well was fracture stimulated with disappointing results. Bankers believes that the treatment did not effectively stimulate the shale and is currently comparing results with another vertical Woodford Shale well, approximately two and a half miles away. This well had an initial production rate of 330 Mcf/d after stimulation, providing the confirmation of gas productivity required to justify a follow-up horizontal well.

- In New York, the South Mill Pond well was drilled to the intermediate casing point of 2,178 feet, and surface pipe was set on the Legasse Road well.
    - Two existing New York wells were prepared for fracture stimulations that are scheduled for the second quarter.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production continued to increase as more wells were re-activated in Albania, bringing the active well count to 134 from 122 in the preceding quarter. As at March 31, 2007, the Company also had 56 wells waiting for servicing and reactivation. Average production increased 5% to 4,380 bopd during the quarter from 4,165 bopd for the preceding quarter and 70% from 2,579 bopd from the same period a year ago. Production gains were less than anticipated, but are expected to be made up over the next two quarters as the Company has taken on the following activities:

- With the recent arrival of a third workover rig there is sufficient capacity to address a growing inventory of wells requiring workovers or servicing due to higher well failures than normal. Bankers has also ordered a fourth workover rig to be delivered in September.

- The wells taken over this quarter were initially re-activated in the Marinza zone, which has lower productivity than other zones, thus resulting in slower growth. It is the Company's practice to first test these zones prior to moving uphole to the higher productivity Driza zone. With the additional workover rig capacity these recompletions are now underway.

- The Company has addressed the fourth quarter 2006 takeover area production difficulties by receiving and commencing with the replacement of progressive cavity pumps that can more efficiently handle deeper depths, higher viscosities and higher sand production.

- Further optimization and drawdown is underway now that operations are comfortable with the well servicing capacity. This is critical to initiating cold heavy oil production technology and foamy oil behavior mechanisms.

Production was approximately 4,750 bopd as at the last week in April.

In January 2007, the Company renegotiated its domestic sale price with the Albanian Refining and Marketing Organization, ARMO Sh.a (ARMO). The new price for 2007 is established as 16,050 LEK (the Albanian currency) per ton which equated to $26.24 per barrel during the quarter based on an average exchange rate of 96 LEK per US dollar. In comparison, the sale price to ARMO during the preceding quarter and the corresponding period in 2006 were $23.65 and $23.70 respectively.

During the quarter, the Company exported approximately 39% of its crude oil to a refinery in Italy at an average price of $28.67 per barrel. Exports made up 30% of sales in the preceding quarter at an average price of $26.30 per barrel. Bankers intends to increase its exports during the balance of 2007 in order to capture the significantly better export pricing. Subsequent to the first quarter, the Company entered into an agreement and sold a test shipment to a second Italian refinery; it has since entered into a short term contract for additional shipments during the second and third quarters.

The Company's average oil price for the quarter was $27.19 per barrel, up from $24.44 per barrel for the preceding quarter and $25.55 per barrel for the same period in 2006.

Oil and gas revenues for the quarter were $10.7 million up from $9.3 million for the quarter ended December 31, 2006, and $5.7 million for the corresponding quarter a year ago, increases of 16% and 89% respectively.

## Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $3.65 per barrel from $3.04 per barrel in the preceding quarter. The royalties averaged $3.05 per barrel for the corresponding period in 2006. The increase in royalties during the first quarter of 2007 was related to the slower growth in production while wells continue to be taken over from Albpetrol increased pre-existing production without a corresponding increase in the Company's incremental production.

Operating expenses per barrel increased moderately to $10.16 per barrel from $9.88 per barrel in the preceding quarter but declined compared to $12.31 per barrel for the same period in 2006. The operating expenses are typically higher during winter months due to increased energy costs.

Sales and transportation expenses increased to $1.96 per barrel from $1.77 per barrel in the preceding quarter and $1.68 per barrel for the same period in 2006. This increase was directly related to incremental costs of additional transportation, inspection and port fees associated with the higher amount of crude oil exports. During the quarter ended March 31, 2007, the Company exported 39% of its crude compared to 30% for the preceding quarter and 27% for the corresponding period in 2006.

The Company's netback per barrel improved to $11.42 per barrel from $9.75 per barrel in the preceding quarter and $8.51 per barrel for the same period in 2006. The improvement in netback resulted from higher oil prices and lower unit operating expenses.

| | Three months ended March 31 | | |
|---|---|---|---|
| **Netback** *($/barrel)* | **2007** | 2006 | % |
| Average price ($/barrel) | **27.19** | 25.55 | 6 |
| Royalties | **3.65** | 3.05 | 20 |
| Sales and transportation | **1.96** | 1.68 | 17 |
| Operating | **10.16** | 12.31 | (17) |
| Netback ($/barrel) | **11.42** | 8.51 | 34 |

## General and Administrative Expenses

General and administrative expenses for the quarter were $1.7 million compared to $1.9 million for the preceding quarter and $1.0 million for the same period in 2006. The modest decline compared to the previous quarter was a result of lower traveling costs, reduction in certain consulting expenses and weakening of the Canadian dollar against U.S. dollar. The increase in general and administrative expenses compared to the same period in 2006 reflected higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company capitalized general and administrative expenses of $799,000 compared to $423,000 for the preceding quarter and $232,000 for the same period in 2006 for Albania and the United States. These expenses were directly related to acquisition, exploration and development activities.

## Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense for the quarter ended March 31, 2007 were $1.9 million compared to $1.8 million for the preceding quarter and $951,000 for the same period in 2006. The increase in depletion, depreciation and accretion expense reflects higher production and an increase in depletable assets. Depletion expense on a per barrel basis was $4.36 for the quarter compared to $4.35 and $3.90, respectively for the preceding quarter and the same period in 2006.

## Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $8.4 million. The Company recorded a future income tax expense of $1.0 million for the quarter (2006 - $542,000) using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction.

## Loss for the Period and Funds from Operations

The Company recorded a loss of $1.1 million ($0.00 per share) during the quarter compared to a loss of $107,000 ($0.00 per share) for the preceding period and $993,000 ($0.00 per share) for the same period in 2006.

Bankers generated funds from operations of $2.9 million during the quarter compared to $1.6 million for the preceding quarter and $723,000 for the same period in 2006. The increase in funds from operations reflects higher production and oil prices obtained during the period.

# OPERATIONS UPDATE

## Albania

Bankers is expected to commence its cyclic steaming pilot project in Albania in the third quarter of 2007. The majority of the required equipment is in country, and the Company is in the process of discussions with Albpetrol to take-over two well bores which meet the technical requirements for thermal steam injection. Bankers intends to undertake several cycles of steam, before expanding the pilot to include newly drilled wells on a pattern for steam flooding in 2008. The two well pilot project is expected to cost approximately $2.0 million with results expected during the fourth quarter of 2007.

Further studies and engineering to pursue potential integration, secondary waterflood development, horizontal wells and an expanded EOR pilot project that will be undertaken during 2008 is underway. Bankers is looking to these initiatives as a means of significantly increasing production and reservoir recovery in the Patos Marinza oilfield.

The Albanian government recently announced the privatization of ARMO, which is the state owned joint-stock company established in April 1999 upon separation of the former integrated state-owned monopoly. Headquartered in Fier, ARMO is the only refiner in Albania, a key wholesaler and one of the main retailers of refined products in the Albanian market. ARMO's market share in the retail sector is currently estimated at 20%.

Bankers continues to review possible integration aspects of ARMO. Integration would provide benefits as the Company increases heavy oil production and looks to integrate enhanced recovery techniques in the future.

## United States

In the United States, Bankers is progressing with its exploration and evaluation programs in all four areas, moving towards first natural gas production and a commercial development program in 2007.

In Palo Duro, Texas, the fracture stimulation of the vertical Cogdell #64-1 well generated encouraging results of approximately 325 Mcf/d from a Granite Wash Sand. In the second quarter, the shale interval in this same well will be fracture stimulated and a second vertical well will be drilled. The second well will be drilled underbalanced, using air and will target both the Granite Wash Sands and the Bend shale formation to show repeatability over a larger area. Further evaluation of larger fracture stimulations in the Granite Wash Sands in vertical wells along with the planning of horizontal wells is underway.

In Oklahoma, the Company is currently drilling its first horizontal Woodford shale well in Carter County, the Greenway #35-1H well, which is an offset to the Nickel Hill #1-26 discovery well. Along with a partner, Bankers is also acquiring a 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage there. Bankers is also planning on drilling its second horizontal Woodford shale well in this project in Johnston County approximately 10 miles from the first two wells. In Hughes County, Bankers is planning on drilling a horizontal well to test the Woodford shale by the end of the third quarter after finishing an updated geologic/engineering study on its results and that of other operators in the area.

In New York, Bankers is fracture stimulating and testing two existing wells in the Trenton formation in the second quarter, the K High and B Everhart wells. The B Everhart well initially produced at an unstimulated flow rate of 300 Mcf/d before declining to around 15 Mcf/d nine months later. Also in the second quarter, Bankers expects to secure a rig to complete the drilling of three wells to the targeted Trenton/Black River formations. Two of the wells have previously been drilled to an intermediate casing point above the targeted intervals.

Additional geologic and geophysical work is underway for the Black Warrior Basin Project in Mississippi and Alabama. This work will provide information to bring this project into the stage to potentially drill wells in 2008.

Further exploration and development activities in the United States will be influenced by the results of all of these wells.

## CAPITAL EXPENDITURES

| | Three months ended March 31 | |
|---|---|---|
| *($000)* | **2007** | 2006 |
| Oil and gas properties | | |
| Albania | **9,684** | 9,298 |
| United States | **3,954** | 4,961 |
| Equipment, furniture and fixtures | **376** | 26 |
| | **14,014** | 14,285 |

The Company incurred $4.7 million in capital expenditures in Albania during the quarter for well re-activations and $1.8 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized general and administrative expenses. The capital expenditures also include an increase in prepayments to suppliers of $2.6 million for equipment in transit to Albania. The Company spent $9.3 million in capital expenditures in Albania for the same period in 2006, which were primarily incurred on well re-activation.

In the United States, the Company spent $1.9 million on drilling and evaluation costs of wells drilled and tested in Texas, Oklahoma and New York. Lease acquisition costs were $1.4 million. The balance of the capitalized expenditures was related to seismic reprocessing costs and capitalized general and administrative expenses. The Company spent $5.0 million in capital expenditure in United States for the same period in 2006 which included $4.0 million on drilling and evaluation costs.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $11.0 million based on the 237 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license. The net present value of $1.4 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.5 million at March 31, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $650,000. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $422,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007, the Company had a working capital surplus of $16.9 million and long-term debt of $12.3 million (including current portion).

The remaining capital expenditures in Albania for 2007 are estimated at $25.0 million. The Company expects to fund this capital program through cash flows, which are estimated at $17.0 million; available debt facility of $4.0 million; and advances from Bankers of $4.0 million. It should be noted that these

advances represent partial repayment of funds recently transferred from Albania to the Company for use in general working capital.

In the U.S., the remaining planned capital expenditures are estimated at $19.0 million. There are also additional capital expenditures of $27.0 million contingent on drilling success and initial development drilling.

In March 2007, the Company raised $20.1 million from an issue of units on a bought-deal basis. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from closing of the offering.

In addition, Bankers entered into an agreement with the wholly owned U.S. subsidiary of a Canadian public company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas for $19.5 million of which $15.0 million will be paid in cash and the balance will be paid through issuance of securities of the Canadian parent. This transaction is expected to close in May 2007.

The funds raised by the equity financing and the sale of the Palo Duro acreage are anticipated to be more than sufficient to fund the planned capital expenditures. The Company expects that should its planned capital program in the U.S. result in commercial discoveries, it will be able to raise the necessary funds for an expanded capital program through debt, equity, or joint venture arrangements. However there is no assurance that Bankers will be able to secure the necessary funds on terms acceptable to it, or at all, through debt, equity or other means.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended March 31, 2007, the Company transacted $2.0 million of services compared to $3.0 million for the preceding quarter and $1.8 million for the corresponding period in 2006. The services can be terminated upon 60 days' notice at the election of the Company.

During the first quarter, Bankers incurred legal fees of $136,000 in transactions with a legal firm of which the corporate secretary of the Company is a partner. The legal fees charged by this firm were $44,000 for the preceding quarter and $56,000 for the three months ended March 31, 2006.

Bankers also paid $12,000 (three months ended December 31, 2006 - $13,000; three months ended March 31, 2006 - $Nil) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the National Petroleum Agency of Albania (NPA). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to NPA which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

## Office Premises

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 228 |
| 2008 | | 189 |
| 2009 | | 149 |
| 2010 | | 149 |
| 2011 | | 149 |
| Thereafter | | 6 |
| | $ | 870 |

## Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly installments over a 48-month period. As at March 31, 2007, $12.3 million of the $15.0 million available term loan was drawn down, of which $1.6 million was classified as a current liability and $10.7 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 767 |
| 2008 | | 3,067 |
| 2009 | | 3,067 |
| 2010 | | 3,067 |
| 2011 | | 2,300 |
| | $ | 12,268 |

## QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | **March 31, 2007** | Dec 31 2006 | Sept 30 2006 | June 30 2006 | March 31 2006 |
|---|---|---|---|---|---|
| Average daily production (bopd) | **4,380** | 4,165 | 4,000 | 3,193 | 2,579 |
| Average sales volume (bopd) | **4,388** | 4,113 | 3,776 | 3,175 | 2,474 |
| | | | | | |
| Average price ($/barrel) | **27.19** | 24.44 | 26.63 | 25.64 | 25.55 |
| Royalties | **3.65** | 3.04 | 3.04 | 2.98 | 3.05 |
| Sales and transportation | **1.96** | 1.77 | 2.10 | 1.66 | 1.68 |
| Operating | **10.16** | 9.88 | 9.05 | 9.91 | 12.31 |
| Netback ($/barrel) | **11.42** | 9.75 | 12.44 | 11.09 | 8.51 |
| | | | | | |
| Oil and gas revenues | **10,739** | 9,250 | 9,240 | 7,407 | 5,689 |
| Royalties | **1,440** | 1,149 | 1,055 | 860 | 679 |
| Sales and transportation | **775** | 670 | 728 | 480 | 373 |
| Operating | **4,014** | 3,737 | 3,141 | 2,862 | 2,741 |
| Net operating income | **4,510** | 3,694 | 4,316 | 3,205 | 1,896 |
| | | | | | |
| General and administrative | **1,659** | 1,916 | 1,422 | 1,450 | 972 |
| | | | | | |
| Funds from (used in) operations | **2,852** | 1,588 | 2,950 | 3,251 | 723 |
| Loss for the period | **(1,173)** | (107) | (208) | (253) | (993) |
| Basic and diluted loss per share | **-** | - | - | - | - |
| | | | | | |
| Total assets | **168,005** | 138,030 | 127,106 | 124,321 | 98,930 |
| Term loan (including current portion) | **12,268** | 2,000 | - | - | - |

| *($000s, except as noted)* | Dec 31 2005 | Sept 30 2005 | June 30 2005 |
|---|---|---|---|
| Average daily production (bopd) | 2,173 | 1,793 | 1,527 |
| Average sales volume (bopd) | 2,184 | 1,791 | 1,475 |
| | | | |
| Average price ($/barrel) | 23.13 | 22.28 | 22.23 |
| Royalties | 2.77 | 2.59 | 2.20 |
| Sales and transportation | 1.20 | 0.97 | 0.99 |
| Operating | 12.46 | 12.23 | 13.00 |
| Netback ($/barrel) | 6.69 | 6.49 | 6.04 |
| | | | |
| Oil and gas revenues | 4,644 | 3,670 | 2,983 |
| Royalties | 564 | 426 | 295 |
| Sales and transportation | 241 | 161 | 132 |
| Operating | 2,246 | 1,946 | 1,744 |
| Net operating income | 1,593 | 1,138 | 811 |
| | | | |
| General and administrative | 904 | 1,415 | 1,008 |
| | | | |
| Funds from (used in) operations | 650 | (94) | (200) |
| Loss for the period | (755) | (315) | (1,355) |
| Basic and diluted loss per share | - | - | - |
| | | | |
| Total assets | 56,846 | 53,083 | 52,533 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at March 31, 2007 and May 10, 2007. In addition, the Company had approximately 63 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure

and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments—recognition and measurement and financial instruments—presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## OUTLOOK

In Albania, Bankers is expected to meet its average production target range of 5,200 to 5,500 bopd despite a slow start to the year, which was partially anticipated due to seasonality. Subject to continuing strong oil prices, the Company expects to exceed its average price estimate for the year due to increased exports at better than anticipated prices. As a result, netbacks are expected to increase during the balance of the year above $13.00 per barrel. Funds from operations will likewise reflect these positive trends.

In addition to continuing growth from primary recovery techniques, Bankers is moving forward with several other initiatives in Albania that can add significant long-term value to the Company. EOR and secondary recovery techniques, expanded export opportunities and the possible acquisition of ARMO provide significant upside for future growth.

In the United States, Bankers is moving forward with exploration and evaluation on several fronts, anticipating first natural gas production and a commercial development program in 2007. The benefit of the diversity among the Company's shale basins is that they are at varying stages of development, providing a quicker development time frame on some, which will assist in continuing exploration in others. The Company expects revenue in the later part of the year from its activities in the U.S. but actual plans will be based on results from the exploration programs currently underway.

Bankers' portfolio of assets in these two regions provides substantial growth opportunities both in the near-term and over the long-term. The Company is focused on managing the various projects in an effective manner to provide sustained benefit and value to its shareholders.

News release, filed May 10, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM DISCOVERS SECOND SUCCESSFUL NATURAL GAS WELL IN U.S. AND PROVIDES UPDATE ON U.S. & ALBANIA ACTIVITIES

## *Capturing Additional Upside in Albania & Proving Natural Gas in the U.S.*

**CALGARY, May 10, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to provide an operational update for its United States exploration program and activities to capture additional resources in Albania. The Company achieved its second successful natural gas well in the U.S. in addition to continuing the process of further development of its assets.

"We see significant resource development potential in our two assets," said Richard Wadsworth, President. "This will come from accessing the potential of the shale basins in the U.S., activities beyond primary recovery techniques in Albania, and upstream/downstream integration strategies. I'm confident that we will deliver results this year in the U.S. and meet our growth plans for Albania, thus laying the groundwork for additional value for the Company and its shareholders."

### *United States*

In the United States, Bankers is progressing with its exploration and evaluation programs in all four areas, moving towards first natural gas production and a commercial development program in 2007.

In Palo Duro, Texas, the fracture stimulation of the vertical Cogdell #64-1 well generated encouraging results of approximately 325 Mcf/d from a Granite Wash Sand. In the second quarter, the shale interval in this same well will be fracture stimulated and a second vertical well will be drilled. The second well will be drilled underbalanced, using air, and will target both the Granite Wash Sands and the Bend shale formation to show repeatability over a larger area. Further evaluation of larger fracture stimulations in the Granite Wash Sands in vertical wells along with the planning of horizontal wells is underway.

"We are extremely encouraged by the production rate from such a small stimulation on the Codgell #64-1," said Wolf Regener, President, Bankers Petroleum (US) Inc. "Our recent results in the U.S. show that the science is starting to pay off. We are hopeful that larger stimulations and horizontal wells can generate higher initial production rates as has been demonstrated in other successful tight gas sand and shale projects."

In Oklahoma, the Company is currently drilling its first horizontal Woodford shale well in Carter County, the Greenway #35-1H well, which is an offset to the Nickel Hill #1-26 discovery well. The Greenway #35-1H

well is expected to be completed in the second quarter. Along with a partner, Bankers is also acquiring a 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage there. Bankers is also planning on drilling its second horizontal Woodford shale well in this project in Johnston County approximately 10 miles from the first two wells.

In Hughes County, Oklahoma, Bankers is planning on drilling a horizontal well to test the Woodford shale by the end of the third quarter after finishing an updated geologic/engineering study on its results and that of other operators in the area. Recently, the Lake Holdenville #35-1 well was fracture stimulated with disappointing results. Bankers believes that the treatment did not effectively stimulate the shale. However, an offsetting vertical Woodford Shale well, approximately two and a half miles away from the #35-1, had an initial production rate of 330 Mcf/d after stimulation, providing the confirmation of gas productivity required to justify a follow-up horizontal well.

In New York, Bankers is fracture stimulating and testing two existing wells in the Trenton formation in the second quarter, the K High and B Everhart wells. The B Everhart well initially produced at an unstimulated flow rate of 300 Mcf/d before declining to around 15 Mcf/d nine months later. Also in the second quarter, Bankers expects to secure a rig to complete the drilling of three wells to the targeted Trenton/Black River formations. Two of the wells have previously been drilled to an intermediate casing point above the targeted intervals.

Additional geologic and geophysical work is underway for the Black Warrior Basin Project in Mississippi and Alabama. This work will provide information to bring this project into the stage to potentially drill wells in 2008.

Further exploration and development activities in the United States will be influenced by the results of all of these wells.

***Albania***

Bankers is expected to commence its cyclic steaming pilot project in Albania in the third quarter of 2007. The majority of the required equipment is in country, and the Company is in the process of discussions with Albpetrol to take-over two well bores which meet the technical requirements for thermal steam injection. Bankers intends to undertake several cycles of steam, before expanding the pilot to include newly drilled wells on a pattern for steam flooding in 2008. The two well pilot project is expected to cost approximately $2.0 million with results expected during the fourth quarter of 2007.

Further studies and engineering to pursue potential integration, secondary waterflood development, horizontal wells and an expanded EOR pilot project that will be undertaken during 2008 is underway. Bankers is looking to these initiatives as a means of significantly increasing production and reservoir recovery in the Patos Marinza oilfield.

The Albanian government recently announced the privatization of ARMO, which is the state owned joint-stock company established in April 1999 upon separation of the former integrated state-owned monopoly. Headquartered in Fier, ARMO is the only refiner in Albania, a key wholesaler and one of the main retailers of refined products in the Albanian market. ARMO's market share in the retail sector is currently estimated at 20%. Bankers continues to review possible integration aspects of ARMO. Integration would provide benefits as the Company increases heavy oil production and looks to integrate enhanced recovery techniques in the future.

**Caution Regarding Forward-looking Information**

*Information in this news release respecting planned work programs on the Company's US properties and anticipated results of such programs, potential recoveries and outcomes from its plans for its Albanian operations, and possible outcomes of the ARMO privatization constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Oil recovery costs and plans, as well as acquisition opportunities, are based on a number of assumptions including that success rates will be similar to those rates experienced in similar enhanced oil recovery projects; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells required in these projects; the disposition of the ARMO asset by the Albanian government in the assumed timeline; availability of financing in the amounts and time frame required; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations. In addition, there can be no assurance that the Company will submit a bid, qualify or be the successful bidder in the ARMO privatization process.*

*Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. The Company's Albanian operations and plans are subject to a number of risks in addition to those inherent in oil production operations, including: that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; exports from Albania being disrupted due to unplanned disruptions; and changes in the political or economic environment.*

*Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

**Review by Qualified Person**

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

News release, filed May 10, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM DEMONSTRATES CONTINUED QUARTER OVER QUARTER GROWTH IN FIRST QUARTER 2007

***Success from U.S. Exploration Program While Expanding Scope to Capture Additional Albanian Upside***

***Unless otherwise noted, all figures contained in this release are in U.S. dollars.***

**CALGARY, May 10, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced continued strong results in its first quarter of 2007. Revenue for the quarter almost doubled to $10.7 million compared to $5.7 million in the first quarter of 2006. Funds from operations were $2.9 million, compared to $0.7 million for the comparable period in 2006.

"We continue to see strong quarter over quarter growth in our results," said Richard Wadsworth, President. "Once again, we've achieved gains in production, revenue and netback through our various initiatives in Albania, and significantly advanced our work in the U.S."

Mr. Wadsworth continued, "In addition, we've taken important first steps in capturing additional upside value from our assets – both in Albania and the U.S. In the U.S. we've achieved successful drilling results in two of our shale gas basins – Oklahoma and Texas – leading to further drilling of horizontal and vertical wells in these areas in the second quarter. Our cyclical thermal pilot project and other EOR studies are progressing, and we're moving forward on further integration strategies in Albania. Step by step we're delivering on our promise to prove our resource portfolio and build returns for our shareholders over the long-term."

**First Quarter Highlights:**

- Average production increased 70% to 4,380 bopd from 2,579 bopd for the same period in 2006, and 5% compared to 4,165 bopd for the fourth quarter of 2006.
- Oil and gas revenue rose 89% to $10.7 million from $5.7 million in the comparable period in 2006, and 15% from $9.3 million in the fourth quarter of 2006.
- The netback in Albania improved to $11.42 per barrel from $9.75 in the preceding quarter and $8.51 per barrel for the same period in 2006.
- Funds from operations increased to $2.9 million from $1.6 million and $0.7 million for the three months ended December 31, 2006 and the corresponding period in 2006, respectively.

- The majority of the equipment required for the Company's cyclical steam pilot has been purchased and is either in country or on its way for commencement in the third quarter of 2007.
- The first shipment to a second refinery in Italy was completed with a short term contract to export additional volumes over the second quarter. Approximately 39% of the Company's crude oil was exported during the first quarter at an average price of $28.67 per barrel.
- In Texas, Bankers air drilled and completed the vertical Cogdell #64-1 well in the Palo Duro Basin. The Granite Wash Sands were successfully fracture stimulated and produced at an average rate of 325 Mcf/d with no condensate and about 24 bbls/d of fracture fluid on the last 7 days of a 10-day flow test with approximately 20% of fracture stimulation fluid yet to recover.
- In Oklahoma, Bankers spudded its first horizontal well, Greenway #35-1H in April, which offsets the Nickel Hill #1-26 discovery well.
- A pipeline connection and surface tie-in was negotiated for the Nickel Hill #1-26 vertical well and the Greenway #35-1H horizontal well. A facility to handle production is expected to be completed for tie-ins this summer.

**Conference Call:**

A conference call to discuss these results will be held Friday, May 11 at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BST. To participate in the conference call, please dial 1-866-249-2157 or 1-416-644-3423 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

***For further information, contact:***
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
Ph: (403) 513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

# MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd's (Bankers or the Company) operating and financial results for the three month period ended March 31, 2007, compared to the preceding quarter and the corresponding period in the prior year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the unaudited interim financial statements for the three month period ended March 31, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. ***All dollar values are expressed in U.S. dollars, unless otherwise indicated.***

This report is prepared as of May 10, 2007.

## NON-GAAP MEASURES

Funds from operations are a non-GAAP measure that represents cash generated from (used in) operating activities before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the cash flow necessary to fund future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this news release and MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others general risks and uncertainties associated with exploration, petroleum operations and risks associated with equipment procurement and equipment failure as well as those

described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## OVERVIEW

| | Three months ended March 31 | | |
|---|---|---|---|
| **Results at a Glance** | **2007** | 2006 | % |
| ***Financial** (\$000s, except as noted)* | | | |
| Oil and gas revenue | **10,739** | 5,689 | 89 |
| Net operating income | **4,510** | 1,896 | 138 |
| Loss for the period | **(1,050)** | (993) | 16 |
| Funds from operations | **2,852** | 724 | 294 |
| Additions to property, plant and equipment | **14,014** | 14,285 | (2) |
| Total assets | **166,175** | 98,930 | 68 |
| Shareholders' equity | **135,382** | 90,944 | 49 |
| ***Operating*** | | | |
| Average daily production (bopd) | **4,380** | 2,579 | 70 |
| Average sales volume (bopd) | **4,388** | 2,474 | 77 |
| Average price (\$/barrel) | **27.19** | 25.55 | 6 |
| Netback (\$/barrel) | **11.42** | 8.51 | 34 |

Bankers continued to increase production, revenues and funds from operations during the three months period ended March 31, 2007:

- Average production was 4,380 bopd compared to 4,165 bopd for the fourth quarter of 2006 and 2,579 bopd for the same period in 2006, increases of 5% and 70% respectively.
- Exit production for March 2007 was approximately 4,520 bopd.
- Higher production and average price resulted in increased revenues of \$10.7 million for the quarter compared to \$9.3 million in the preceding quarter and \$5.7 million for the same period in 2006.
- Netback improved to \$11.42 per barrel from \$9.75 per barrel in the preceding quarter and \$8.51 per barrel for the same period in 2006, increases of 17% and 34% respectively.
- Funds from operations increased to \$2.9 million from \$1.6 million and \$0.7 million for the three months ended December 31, 2006 and the corresponding period in 2006, respectively.

- In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20.1 million after commissions and share issue expenses.

## Albania

The Company exported 39% of its crude during the first quarter of 2007 at an average price of $28.67 per barrel. In comparison, exports made up 30% of the sales during the previous quarter at an average price of $26.30 per barrel. The increased exports helped Bankers receive higher overall oil prices. As a result, the Company averaged $27.19 per barrel during the first quarter of 2007 compared to $24.44 per barrel for the previous quarter and $25.55 for the same period in 2006.

Other significant events during the quarter included:

- The Company is planning to commence a two well cyclical steam pilot in the southern part of the Patos Marinza oilfield in the third quarter of 2007. The majority of the equipment required has been purchased and is either in country or on its way.

- The first shipment to a second refinery in Italy was completed with a short term contract to export additional volumes over the second quarter.

- An additional workover rig was mobilized to address the shortage of well servicing experienced in the first quarter.

## United States

- In Texas, Bankers air drilled and completed the vertical Cogdell #64-1 well in the Palo Duro Basin. The Granite Wash Sands were successfully fracture stimulated and produced at an average rate of 325 Mcf/d with no condensate and about 24 bbls/d of fracture fluid on the last 7 days of a 10-day flow test with approximately 20% fracture stimulation fluid yet to recover.
    - Fracture stimulated the Cogdell 1-1 well in zones that had initially produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however the stimulation was unable to regain any significant gas productivity.
- In Oklahoma, Bankers spudded its first horizontal well, Greenway #35-1H in April. This well, offsetting the Nickel Hill #1-26 discovery well, will be drilled to a vertical depth of about 9,400 feet with a 3,000 foot horizontal section. The Greenway 35-1H well is expected to be completed in the second quarter.
    - A pipeline connection and surface tie-in was negotiated for the Nickel Hill #1-26 vertical well and the Greenway horizontal well. A facility to handle production from the Nickel Hill well and Greenway well (dependent on its success), is expected to be completed and tied in this summer.
    - The Lake Holdenville #35-1 well was fracture stimulated with disappointing results. Bankers believes that the treatment did not effectively stimulate the shale and is currently comparing results with another vertical Woodford Shale well, approximately two and a half miles away. This well had an initial production rate of 330 Mcf/d after stimulation, providing the confirmation of gas productivity required to justify a follow-up horizontal well.

- In New York, the South Mill Pond well was drilled to the intermediate casing point of 2,178 feet, and surface pipe was set on the Legasse Road well.
    - Two existing New York wells were prepared for fracture stimulations that are scheduled for the second quarter.

## DISCUSSION OF OPERATING RESULTS

### Production and Revenue

During the quarter, production continued to increase as more wells were re-activated in Albania, bringing the active well count to 134 from 122 in the preceding quarter. As at March 31, 2007, the Company also had 56 wells waiting for servicing and reactivation.. Average production increased 5% to 4,380 bopd during the quarter from 4,165 bopd for the preceding quarter and 70% from 2,579 bopd from the same period a year ago. Production gains were less than anticipated, but are expected to be made up over the next two quarters as the Company has taken on the following activities:

- With the recent arrival of a third workover rig there is sufficient capacity to address a growing inventory of wells requiring workovers or servicing due to higher well failures than normal. Bankers has also ordered a fourth workover rig to be delivered in September.

- The wells taken over this quarter were initially re-activated in the Marinza zone, which has lower productivity than other zones, thus resulting in slower growth. It is the Company's practice to first test these zones prior to moving uphole to the higher productivity Driza zone. With the additional workover rig capacity these recompletions are now underway.

- The Company has addressed the fourth quarter 2006 takeover area production difficulties by receiving and commencing with the replacement of progressive cavity pumps that can more efficiently handle deeper depths, higher viscosities and higher sand production.

- Further optimization and drawdown is underway now that operations are comfortable with the well servicing capacity. This is critical to initiating cold heavy oil production technology and foamy oil behavior mechanisms.

Production was approximately 4,750 bopd as at the last week in April.

In January 2007, the Company renegotiated its domestic sale price with the Albanian Refining and Marketing Organization, ARMO Sh.a (ARMO). The new price for 2007 is established as 16,050 LEK (the Albanian currency) per ton which equated to $26.24 per barrel during the quarter based on an average exchange rate of 96 LEK per US dollar. In comparison, the sale price to ARMO during the preceding quarter and the corresponding period in 2006 were $23.65 and $23.70 respectively.

During the quarter, the Company exported approximately 39% of its crude oil to a refinery in Italy at an average price of $28.67 per barrel. Exports made up 30% of sales in the preceding quarter at an average price of $26.30 per barrel. Bankers intends to increase its exports during the balance of 2007 in order to capture the significantly better export pricing. Subsequent to the first quarter, the Company entered into an agreement and sold a test shipment to a second Italian refinery; it has since entered into a short term contract for additional shipments during the second and third quarters.

The Company's average oil price for the quarter was $27.19 per barrel, up from $24.44 per barrel for the preceding quarter and $25.55 per barrel for the same period in 2006.

Oil and gas revenues for the quarter were $10.7 million up from $9.3 million for the quarter ended December 31, 2006, and $5.7 million for the corresponding quarter a year ago, increases of 16% and 89% respectively.

## Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol Sh. A (Albpetrol) in Albania, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $3.65 per barrel from $3.04 per barrel in the preceding quarter. The royalties averaged $3.05 per barrel for the corresponding period in 2006. The increase in royalties during the first quarter of 2007 was related to the slower growth in production while wells continue to be taken over from Albpetrol increased pre-existing production without a corresponding increase in the Company's incremental production.

Operating expenses per barrel increased moderately to $10.16 per barrel from $9.88 per barrel in the preceding quarter but declined compared to $12.31 per barrel for the same period in 2006. The operating expenses are typically higher during winter months due to increased energy costs.

Sales and transportation expenses increased to $1.96 per barrel from $1.77 per barrel in the preceding quarter and $1.68 per barrel for the same period in 2006. This increase was directly related to incremental costs of additional transportation, inspection and port fees associated with the higher amount of crude oil exports. During the quarter ended March 31, 2007, the Company exported 39% of its crude compared to 30% for the preceding quarter and 27% for the corresponding period in 2006.

The Company's netback per barrel improved to $11.42 per barrel from $9.75 per barrel in the preceding quarter and S8.51 per barrel for the same period in 2006. The improvement in netback resulted from higher oil prices and lower unit operating expenses.

| | Three months ended March 31 | | |
|---|---|---|---|
| **Netback** *($/barrel)* | **2007** | 2006 | % |
| Average price ($/barrel) | **27.19** | 25.55 | 6 |
| Royalties | **3.65** | 3.05 | 20 |
| Sales and transportation | **1.96** | 1.68 | 17 |
| Operating | **10.16** | 12.31 | (17) |
| Netback ($/barrel) | **11.42** | 8.51 | 34 |

## General and Administrative Expenses

General and administrative expenses for the quarter were $1.7 million compared to $1.9 million for the preceding quarter and $1.0 million for the same period in 2006. The modest decline compared to the previous quarter was a result of lower traveling costs, reduction in certain consulting expenses and weakening of the Canadian dollar against U.S. dollar. The increase in general and administrative expenses compared to the same period in 2006 reflected higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities.

During the quarter, the Company capitalized general and administrative expenses of $799,000 compared to $423,000 for the preceding quarter and $232,000 for the same period in 2006 for Albania and the United States. These expenses were directly related to acquisition, exploration and development activities.

### Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense for the quarter ended March 31, 2007 were $1.9 million compared to $1.8 million for the preceding quarter and $951,000 for the same period in 2006. The increase in depletion, depreciation and accretion expense reflects higher production and an increase in depletable assets. Depletion expense on a per barrel basis was $4.36 for the quarter compared to $4.35 and $3.90, respectively for the preceding quarter and the same period in 2006.

### Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $8.4 million. The Company recorded a future income tax expense of $1.0 million for the quarter (2006 - $542,000) using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction.

### Loss for the Period and Funds from Operations

The Company recorded a loss of $1.1 million ($0.00 per share) during the quarter compared to a loss of $107,000 ($0.00 per share) for the preceding period and $993,000 ($0.00 per share) for the same period in 2006.

Bankers generated funds from operations of $2.9 million during the quarter compared to $1.6 million for the preceding quarter and $723,000 for the same period in 2006. The increase in funds from operations reflects higher production and oil prices obtained during the period.

## OPERATIONS UPDATE

### Albania

Bankers is expected to commence its cyclic steaming pilot project in Albania in the third quarter of 2007. The majority of the required equipment is in country, and the Company is in the process of discussions with Albpetrol to take-over two well bores which meet the technical requirements for thermal steam injection. Bankers intends to undertake several cycles of steam, before expanding the pilot to include newly drilled wells on a pattern for steam flooding in 2008. The two well pilot project is expected to cost approximately $2.0 million with results expected during the fourth quarter of 2007.

Further studies and engineering to pursue potential integration, secondary waterflood development, horizontal wells and an expanded EOR pilot project that will be undertaken during 2008 is underway. Bankers is looking to these initiatives as a means of significantly increasing production and reservoir recovery in the Patos Marinza oilfield.

The Albanian government recently announced the privatization of ARMO, which is the state owned joint-stock company established in April 1999 upon separation of the former integrated state-owned monopoly. Headquartered in Fier, ARMO is the only refiner in Albania, a key wholesaler and one of the main retailers of refined products in the Albanian market. ARMO's market share in the retail sector is currently estimated at 20%.

Bankers continues to review possible integration aspects of ARMO. Integration would provide benefits as the Company increases heavy oil production and looks to integrate enhanced recovery techniques in the future.

## United States

In the United States, Bankers is progressing with its exploration and evaluation programs in all four areas, moving towards first natural gas production and a commercial development program in 2007.

In Palo Duro, Texas, the fracture stimulation of the vertical Cogdell #64-1 well generated encouraging results of approximately 325 Mcf/d from a Granite Wash Sand. In the second quarter, the shale interval in this same well will be fracture stimulated and a second vertical well will be drilled. The second well will be drilled underbalanced, using air and will target both the Granite Wash Sands and the Bend shale formation to show repeatability over a larger area. Further evaluation of larger fracture stimulations in the Granite Wash Sands in vertical wells along with the planning of horizontal wells is underway.

In Oklahoma, the Company is currently drilling its first horizontal Woodford shale well in Carter County, the Greenway #35-1H well, which is an offset to the Nickel Hill #1-26 discovery well. Along with a partner, Bankers is also acquiring a 115 square mile, 3D seismic survey in Carter and Johnston Counties to aid in the development of its acreage there. Bankers is also planning on drilling its second horizontal Woodford shale well in this project in Johnston County approximately 10 miles from the first two wells. In Hughes County, Bankers is planning on drilling a horizontal well to test the Woodford shale by the end of the third quarter after finishing an updated geologic/engineering study on its results and that of other operators in the area.

In New York, Bankers is fracture stimulating and testing two existing wells in the Trenton formation in the second quarter, the K High and B Everhart wells. The B Everhart well initially produced at an unstimulated flow rate of 300 Mcf/d before declining to around 15 Mcf/d nine months later. Also in the second quarter, Bankers expects to secure a rig to complete the drilling of three wells to the targeted Trenton/Black River formations. Two of the wells have previously been drilled to an intermediate casing point above the targeted intervals.

Additional geologic and geophysical work is underway for the Black Warrior Basin Project in Mississippi and Alabama. This work will provide information to bring this project into the stage to potentially drill wells in 2008.

Further exploration and development activities in the United States will be influenced by the results of all of these wells.

## CAPITAL EXPENDITURES

| *($000)* | Three months ended March 31 2007 | 2006 |
|---|---|---|
| Oil and gas properties | | |
| Albania | **9,684** | 9,298 |
| United States | **3,954** | 4,961 |
| Equipment, furniture and fixtures | **376** | 26 |
| | **14,014** | 14,285 |

The Company incurred $4.7 million in capital expenditures in Albania during the quarter for well re-activations and $1.8 million on central treatment facilities. The balance of the expenditures was related to miscellaneous asset acquisitions and capitalized general and administrative expenses. The capital expenditures also include an increase in prepayments to suppliers of $2.6 million for equipment in transit to Albania. The Company spent $9.3 million in capital expenditures in Albania for the same period in 2006, which were primarily incurred on well re-activation.

In the United States, the Company spent $1.9 million on drilling and evaluation costs of wells drilled and tested in Texas, Oklahoma and New York. Lease acquisition costs were $1.4 million. The balance of the capitalized expenditures was related to seismic reprocessing costs and capitalized general and administrative expenses. The Company spent $5.0 million in capital expenditure in United States for the same period in 2006 which included $4.0 million on drilling and evaluation costs.

## ASSET RETIREMENT OBLIGATIONS

Bankers estimated its undiscounted asset retirement obligations in Albania as $11.0 million based on the 237 wells taken over from Albpetrol to date. This amount will be settled at the end of the Company's 25-year license. The net present value of $1.4 million of asset retirement obligations was estimated based on a credit-adjusted risk free rate of 9%. Asset retirement obligations were increased to $1.5 million at March 31, 2007 as a result of accretion.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $650,000. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $422,000.

## LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007, the Company had a working capital surplus of $16.9 million and long-term debt of $12.3 million (including current portion).

The remaining capital expenditures in Albania for 2007 are estimated at $25.0 million. The Company expects to fund this capital program through cash flows, which are estimated at $17.0 million; available debt facility of $4.0 million; and advances from Bankers of $4.0 million. It should be noted that these

advances represent partial repayment of funds recently transferred from Albania to the Company for use in general working capital.

In the U.S., the remaining planned capital expenditures are estimated at $19.0 million. There are also additional capital expenditures of $27.0 million contingent on drilling success and initial development drilling.

In March 2007, the Company raised $20.1 million from an issue of units on a bought-deal basis. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from closing of the offering.

In addition, Bankers entered into an agreement with the wholly owned U.S. subsidiary of a Canadian public company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas for $19.5 million of which $15.0 million will be paid in cash and the balance will be paid through issuance of securities of the Canadian parent. This transaction is expected to close in May 2007.

The funds raised by the equity financing and the sale of the Palo Duro acreage are anticipated to be more than sufficient to fund the planned capital expenditures. The Company expects that should its planned capital program in the U.S. result in commercial discoveries, it will be able to raise the necessary funds for an expanded capital program through debt, equity, or joint venture arrangements. However there is no assurance that Bankers will be able to secure the necessary funds on terms acceptable to it, or at all, through debt, equity or other means.

## RELATED PARTY TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the quarter ended March 31, 2007, the Company transacted $2.0 million of services compared to $3.0 million for the preceding quarter and $1.8 million for the corresponding period in 2006. The services can be terminated upon 60 days' notice at the election of the Company.

During the first quarter, Bankers incurred legal fees of $136,000 in transactions with a legal firm of which the corporate secretary of the Company is a partner. The legal fees charged by this firm were $44,000 for the preceding quarter and $56,000 for the three months ended March 31, 2006.

Bankers also paid $12,000 (three months ended December 31, 2006 - $13,000; three months ended March 31, 2006 - $Nil) for rent and office services to a company related by way of common directors.

## COMMITMENTS

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the National Petroleum Agency of Albania (NPA). Under the Plan of Development, the Company estimated the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

Under the Petroleum Agreement, Bankers is required to submit an annual program to NPA which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

**Office Premises**

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| *($000s, except as noted)* | |
|---|---|
| 2007 | 228 |
| 2008 | 189 |
| 2009 | 149 |
| 2010 | 149 |
| 2011 | 149 |
| Thereafter | 6 |
| | $ 870 |

**Term Loan**

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly installments over a 48-month period. As at March 31, 2007, $12.3 million of the $15.0 million available term loan was drawn down, of which $1.6 million was classified as a current liability and $10.7 million as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| *($000s, except as noted)* | | |
|---|---|---|
| 2007 | | 767 |
| 2008 | | 3,067 |
| 2009 | | 3,067 |
| 2010 | | 3,067 |
| 2011 | | 2,300 |
| | $ | 12,268 |

## QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

| *($000s, except as noted)* | **March 31, 2007** | Dec 31 2006 | Sept 30 2006 | June 30 2006 | March 31 2006 |
|---|---|---|---|---|---|
| Average daily production (bopd) | **4,380** | 4,165 | 4,000 | 3,193 | 2,579 |
| Average sales volume (bopd) | **4,388** | 4,113 | 3,776 | 3,175 | 2,474 |
| | | | | | |
| Average price ($/barrel) | **27.19** | 24.44 | 26.63 | 25.64 | 25.55 |
| Royalties | **3.65** | 3.04 | 3.04 | 2.98 | 3.05 |
| Sales and transportation | **1.96** | 1.77 | 2.10 | 1.66 | 1.68 |
| Operating | **10.16** | 9.88 | 9.05 | 9.91 | 12.31 |
| Netback ($/barrel) | **11.42** | 9.75 | 12.44 | 11.09 | 8.51 |
| | | | | | |
| Oil and gas revenues | **10,739** | 9,250 | 9,240 | 7,407 | 5,689 |
| Royalties | **1,440** | 1,149 | 1,055 | 860 | 679 |
| Sales and transportation | **775** | 670 | 728 | 480 | 373 |
| Operating | **4,014** | 3,737 | 3,141 | 2,862 | 2,741 |
| Net operating income | **4,510** | 3,694 | 4,316 | 3,205 | 1,896 |
| | | | | | |
| General and administrative | **1,659** | 1,916 | 1,422 | 1,450 | 972 |
| | | | | | |
| Funds from (used in) operations | **2,852** | 1,588 | 2,950 | 3,251 | 723 |
| Loss for the period | **(1,173)** | (107) | (208) | (253) | (993) |
| Basic and diluted loss per share | **-** | - | - | - | - |
| | | | | | |
| Total assets | **168,005** | 138,030 | 127,106 | 124,321 | 98,930 |
| Term loan (including current portion) | **12,268** | 2,000 | - | - | - |

| *($000s, except as noted)* | Dec 31 2005 | Sept 30 2005 | June 30 2005 |
|---|---|---|---|
| Average daily production (bopd) | 2,173 | 1,793 | 1,527 |
| Average sales volume (bopd) | 2,184 | 1,791 | 1,475 |
| Average price ($/barrel) | 23.13 | 22.28 | 22.23 |
| Royalties | 2.77 | 2.59 | 2.20 |
| Sales and transportation | 1.20 | 0.97 | 0.99 |
| Operating | 12.46 | 12.23 | 13.00 |
| Netback ($/barrel) | 6.69 | 6.49 | 6.04 |
| Oil and gas revenues | 4,644 | 3,670 | 2,983 |
| Royalties | 564 | 426 | 295 |
| Sales and transportation | 241 | 161 | 132 |
| Operating | 2,246 | 1,946 | 1,744 |
| Net operating income | 1,593 | 1,138 | 811 |
| General and administrative | 904 | 1,415 | 1,008 |
| Funds from (used in) operations | 650 | (94) | (200) |
| Loss for the period | (755) | (315) | (1,355) |
| Basic and diluted loss per share | - | - | - |
| Total assets | 56,846 | 53,083 | 52,533 |
| Term loan (including current portion) | - | - | - |

## OUTSTANDING SHARE DATA

There were approximately 448 million shares outstanding as at March 31, 2007 and May 10, 2007. In addition, the Company had approximately 63 million stock options and warrants outstanding as of the same dates.

## PRINCIPAL BUSINESS RISKS

Bankers' business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

Exploration, development, production and marketing of oil and natural gas involves a wide variety of risks which include but are not limited to the uncertainty of finding oil and gas in commercial quantities, securing markets for existing reserves, commodity price fluctuations, exchange and interest rate exposure

and changes to government regulations, including regulations relating to prices, taxes, royalties and environmental protection. The oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources.

Bankers' ability to increase its reserves in the future will depend not only on its ability to develop its current properties but also on its ability to acquire new prospects and producing properties. The acquisition, exploration and development of new properties also require that sufficient capital from outside sources will be available to the Company in a timely manner. The availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company.

Bankers has a significant investment in Albania. There are a number of risks associated with conducting foreign operations over which the Company has no control, including political instability, potential and actual civil disturbances, ability to repatriate funds, changes in laws affecting foreign ownership and existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income tax law changes, potential expropriation of property without fair compensation and restriction on exports. Additional risks that may affect the Company and its operations are set out in its AIF filed under the Company's profile on www.sedar.com.

## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments—recognition and measurement and financial instruments—presentation and disclosures. Prior periods have not been restated.

### Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

### Embedded Derivatives

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

## OUTLOOK

In Albania, Bankers is expected to meet its average production target range of 5,200 to 5,500 bopd despite a slow start to the year, which was partially anticipated due to seasonality. Subject to continuing strong oil prices, the Company expects to exceed its average price estimate for the year due to increased exports at better than anticipated prices. As a result, netbacks are expected to increase during the balance of the year above $13.00 per barrel. Funds from operations will likewise reflect these positive trends.

In addition to continuing growth from primary recovery techniques, Bankers is moving forward with several other initiatives in Albania that can add significant long-term value to the Company. EOR and secondary recovery techniques, expanded export opportunities and the possible acquisition of ARMO provide significant upside for future growth.

In the United States, Bankers is moving forward with exploration and evaluation on several fronts, anticipating first natural gas production and a commercial development program in 2007. The benefit of the diversity among the Company's shale basins is that they are at varying stages of development, providing a quicker development time frame on some, which will assist in continuing exploration in others. The Company expects revenue in the later part of the year from its activities in the U.S. but actual plans will be based on results from the exploration programs currently underway.

Bankers' portfolio of assets in these two regions provides substantial growth opportunities both in the near-term and over the long-term. The Company is focused on managing the various projects in an effective manner to provide sustained benefit and value to its shareholders.

**BANKERS PETROLEUM LTD.**

**CONSOLIDATED BALANCE SHEETS**

*(Unaudited, expressed in Thousands of United States dollars)*

## ASSETS

| | March 31 2007 | December 31 2006 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ **19,866** | $ 6,329 |
| Accounts receivable | **9,343** | 7,214 |
| Crude oil inventory | **633** | 713 |
| Deposits and prepaid expenses | **1,068** | 1,121 |
| | **30,910** | 15,377 |
| **Property, plant and equipment (Note 2)** | **135,265** | 122,653 |
| | $ **166,175** | $ 138,030 |

## LIABILITIES

| | March 31 2007 | December 31 2006 |
|---|---|---|
| **Current liabilities** | | |
| Operating loan (Note 3) | $ **3,719** | $ 4,772 |
| Accounts payable and accrued liabilities | **8,730** | 11,369 |
| Current portion of term loan (Note 3) | **1,534** | 125 |
| | **13,983** | 16,266 |
| Term loan (Note 3) | **10,734** | 1,875 |
| Asset retirement obligations (Note 4) | **1,909** | 1,593 |
| Future income tax liability | **4,167** | 3,126 |

## SHAREHOLDERS' EQUITY

| | March 31 2007 | December 31 2006 |
|---|---|---|
| Share capital (Note 5) | **134,811** | 116,696 |
| Warrants (Note 5) | **2,004** | - |
| Contributed surplus (Note 5) | **5,599** | 4,456 |
| Deficit | **(7,032)** | (5,982) |
| | **135,382** | 115,170 |
| | $ **166,175** | $ 138,030 |

**Commitments (Note 8)**

**Subsequent event (Note 10)**

***See accompanying notes to consolidated financial statements.***

**BANKERS PETROLEUM LTD.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31**
*( Unaudited, expressed in Thousands of United States dollars, Except Per Share Amounts)*

| | | 2007 | | 2006 |
|---|---|---|---|---|
| ***Revenue*** | | | | |
| Oil and gas revenue | $ | 10,739 | $ | 5,689 |
| Royalties | | (1,440) | | (679) |
| | | 9,299 | | 5,010 |
| ***Expenses*** | | | | |
| Operating | | 4,014 | | 2,741 |
| Sales and transportation | | 775 | | 373 |
| General and administrative | | 1,659 | | 971 |
| Interest on term loan | | 330 | | - |
| Stock-based compensation (Note 5) | | 960 | | 224 |
| Depletion, depreciation and accretion | | 1,901 | | 951 |
| | | 9,639 | | 5,260 |
| | | (340) | | (250) |
| ***Other income (expenses)*** | | | | |
| Interest | | 150 | | 146 |
| Foreign exchange gain (loss) | | 181 | | (347) |
| | | 331 | | (201) |
| ***Loss before income taxes*** | | (9) | | (451) |
| Future income tax expense | | (1,041) | | (542) |
| ***Loss for the period*** | | (1,050) | | (993) |
| Deficit, beginning of period | | (5,982) | | (4,421) |
| ***Deficit, end of period*** | $ | (7,032) | | (5,414) |
| Basic and diluted loss per share | $ | (0.00) | $ | (0.00) |

***See accompanying notes to consolidated financial statements.***

\

# BANKERS PETROLEUM LTD.
## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE THREE MONTHS ENDED MARCH 31
*(Unaudited, expressed in Thousands of United States dollars)*

| *Cash provided by (used in)* | 2007 | 2006 |
|---|---|---|
| *Operating activities* | | |
| Loss for the period | $ (1,050) | $ (993) |
| Items not involving cash: | | |
| Stock-based compensation | 960 | 224 |
| Depletion, depreciation and accretion | 1,901 | 951 |
| Future income tax expense | 1,041 | 542 |
| | 2,852 | 724 |
| Change in non-cash working capital (Note 9) | (3,081) | (1,713) |
| | (229) | (989) |
| *Investing activities* | | |
| Additions to property, plant and equipment | (14,014) | (14,285) |
| Change in non-cash working capital (Note 9) | (1,554) | 891 |
| | (15,568) | (13,394) |
| *Financing activities* | | |
| Issue of common shares and warrants for cash, net of issue costs | 20,119 | 40,916 |
| Operating loan | (1,053) | - |
| Term loan | 10,268 | - |
| | 29,334 | 40,916 |
| ***Increase in cash and cash equivalents*** | 13,537 | 26,533 |
| Cash and cash equivalents, beginning of period | 6,329 | 13,529 |
| ***Cash and cash equivalents, end of period (Note 9)*** | $ 19,866 | $ 40,062 |

***See accompanying notes to consolidated financial statements.***

## 1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and note disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The preparation of interim financial statements is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, except for the following changes in accounting policies:

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments—recognition and measurement and financial instruments—presentation and disclosures. Prior periods have not been restated.

***Financial instruments—recognition and measurement***

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable, operating loan, accounts payable and accrued liabilities are classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The term loan is classified as a loan and its fair value approximates its carrying value as it bears interest at market rates. The Company has not designated any financial instruments as available-for-sale or held-for-trading.

***Embedded derivatives***

On adoption, the Company elected to recognize, as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which required separate recognition and measurement.

Two new Canadian accounting standards have been issued which will require additional disclosure, in the Company's financial statements commencing January 1, 2008, about the Company's financial instruments as well as its capital and how it is managed.

The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (U.S.) Inc.

Unless where otherwise noted, the unaudited interim consolidated financial statements and their accompanying notes are presented in thousands of United States dollars.

Certain prior period figures have been re-classified to conform to the current period's presentation.

## 2. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at March 31, 2007 and December 31, 2006:

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | **Cost** | **Accumulated depletion and depreciation** | **Net Book Value** | Net Book Value |
| Oil and gas properties - Albania | $ 71,656 | $ 8,335 | **$ 63,321** | $ 55,084 |
| Oil and gas properties – United States | 70,672 | - | **70,672** | 66,520 |
| Equipment, furniture and fixtures | 1,705 | 433 | **1,272** | 1,049 |
| | $ 144,033 | $ 8,768 | **$ 135,265** | $ 122,653 |

The Company capitalized general and administrative expenses of $799 during the period (2006 - $232) in Albania and the United States that were directly related to exploration and development activities.

Depletable assets for the depletion calculation for the three months ended March 31, 2007 included $127,000 (2006 - $139,000) for estimated future development costs associated with proved undeveloped reserves in Albania.

## 3. TERM AND OPERATING LOAN FACILITY

The term and operating loan facility is comprised of a $5 million operating loan and a $15 million five-year term loan. The facility is secured by all of the assets of Bankers Petroleum Albania Ltd., assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

*(unaudited, expressed in U.S. dollars)*

**(a) Operating Loan**

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at March 31, 2007, $3,719 of the operating loan was drawn down.

**(b) Term Loan**

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at March 31, 2007, $12,268 of the $15 million available term loan was drawn down of which $1,534 was classified as a current liability and $10,734 as long-term debt.

Principal repayments of the term loan over the five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 767 |
| 2008 | | 3,067 |
| 2009 | | 3,067 |
| 2010 | | 3,067 |
| 2011 | | 2,300 |
| | $ | 12,268 |

## 4. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $10,717. These obligations will be settled at the end of the Company's 25-year license of which 24 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,487.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $650. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $422.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |
| Liabilities incurred during the period | | 285 |
| Accretion | | 31 |
| Asset retirement obligations, March 31, 2007 | $ | 1,909 |

*(unaudited, expressed in U.S. dollars)*

## 5. SHAREHOLDERS' EQUITY

### (a) Share Capital and Contributed Surplus

**Authorized**

Unlimited number of common shares with no par value.

**Issued**

| | Number of Common Shares | | Amount | | Contributed Surplus |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | 327,986,533 | $ | 53,205 | $ | 2,014 |
| Shares issued pursuant to private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | |
| Exercise of compensation options | 784,636 | | 381 | | |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | | 116,696 | | 4,456 |
| Shares issued pursuant to public offering | 36,042,858 | | 19,227 | | - |
| Share issuance costs | - | | (1,112) | | - |
| Stock-based compensation | - | | - | | 1,143 |
| Balance, March 31, 2007 | 448,109,492 | $ | 134,811 | $ | 5,599 |

Weighted average number of common shares used in the calculation of basic and diluted loss per share was 424,481,396 in 2007 (2006 – 342,470,218).

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CDN$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately $20,119 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant. The Company determined the fair value of warrants as CDN$0.15 using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing of the offering.

*(unaudited, expressed in U.S. dollars)*

### (b) Warrants

A summary of the changes in warrants is presented below.

| | Number of Warrants | | Amount | Weighted Average Exercise Price (CAD $) |
|---|---|---|---|---|
| Balance, December 31, 2006 | 15,902,023 | $ | - | 0.95 |
| Warrants issued pursuant to a public offering | 18,021,429 | | 2,307 | 0.90 |
| Issue costs | | | (303) | |
| Balance, March 31, 2007 | 33,923,452 | $ | 2,004 | 0.92 |

The following table summarizes the outstanding and exercisable warrants at March 31, 2007.

| Number of Warrants | Expiry Date | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |
| 18,021,429 | January 14, 2012 | 0.90 |
| 33,923,452 | | |

### (c) Stock Options

A summary of the changes in stock options is presented below:

| | Number of Options | Weighted Average Exercise Price (CAD $) |
|---|---|---|
| Balance, December 31, 2006 | 23,530,000 | 0.83 |
| Options granted | 5,500,000 | 0.64 |
| Balance, March 31, 2007 | 29,030,000 | 0.79 |

### (d) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock based compensation expense for the three months ended March 31, 2007 as $1,143 (2006 - $224) for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $960 (2006 - $224) was charged to earnings and $183 (2006 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 4.04% – 4.08% (2006 - 3.62%), a dividend yield of 0% (2006 – 0%), an expected volatility range of 66% to 67% (2006 – 28%) and expected lives of the stock options of five years (2006 – five) from the date of grant.

*(unaudited, expressed in U.S. dollars)*

## 6. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| **Three months ended March 31, 2007** | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 9,299 | | - | | - | | 9,299 |
| ***Expenses*** | | | | | | | | |
| Operating | | 4,014 | | - | | - | | 4,014 |
| Sales and transportation | | 775 | | - | | - | | 775 |
| General and administrative | | 558 | | 410 | | 691 | | 1,659 |
| Interest on term loan | | 330 | | - | | - | | 330 |
| Stock-based compensation | | 247 | | 169 | | 544 | | 960 |
| Depletion, depreciation and accretion | | 1,876 | | 9 | | 16 | | 1,901 |
| | | 7,800 | | 588 | | 1,251 | | 9,639 |
| Segment earnings (loss) | | 1,499 | | (588) | | (1,251) | | (340) |
| Other income | | | | | | | | 331 |
| Future income tax expense | | | | | | | | (1,041) |
| Loss for the period | | | | | | | $ | (1,050) |
| Assets, March 31, 2007 | $ | 74,777 | $ | 71,435 | $ | 19,963 | $ | 166,175 |
| Additions to property, plant and equipment | $ | 9,839 | | 4,023 | | 152 | | 14,014 |

*(unaudited, expressed in U.S. dollars)*

## 6. SEGMENTED INFORMATION (cont'd)

| **Three months ended March 31, 2006** | | Albania | | United States | | Canada | | Total |
|---|---|---|---|---|---|---|---|---|
| ***Revenue*** | | | | | | | | |
| Oil and gas revenue, net of royalties | $ | 5,010 | $ | - | $ | - | $ | 5,010 |
| ***Expenses*** | | | | | | | | |
| Operating | | 2,741 | | - | | - | | 2,741 |
| Sales and transportation | | 373 | | - | | - | | 373 |
| General and administrative | | 440 | | 78 | | 453 | | 971 |
| Stock-based compensation | | 22 | | 86 | | 116 | | 224 |
| Depletion, depreciation and accretion | | 942 | | 1 | | 8 | | 951 |
| | | 4,518 | | 165 | | 577 | | 5,260 |
| Segment earnings (loss) | | 492 | | (165) | | (577) | | (250) |
| Other expenses | | | | | | | | (201) |
| Future income tax expense | | | | | | | | (542) |
| Loss for the period | | | | | | | $ | (993) |
| Assets, March 31, 2006 | $ | 36,463 | $ | 22,913 | $ | 39,554 | $ | 98,930 |
| Additions to property, plant and equipment | $ | 9,298 | | 4,972 | | 15 | | 14,285 |

## 7. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007 and 2006, the Company incurred the following expenses with companies related by way of directors and/or officers in common:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Legal fees | $ | 136 | $ | 56 |
| Rent and office services | | 12 | | 16 |
| Oil well servicing | | 1,999 | | 1,776 |

At March 31, 2007 and 2006, included in accounts payable and accrued liabilities are the following amounts which are payable to companies related by way of directors and/or officers in common:

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Legal fees | $ | 22 | $ | 26 |
| Oil well servicing | | 1,125 | | - |

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

## 8. COMMITMENTS

a) Capital expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the NPA. Under the Plan of Development submitted to NPA, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

| *($ millions)* | Case I | Case II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

## 8. COMMITMENTS (cont'd)

a) Capital expenditures (cont'd)

The Petroleum Agreement stipulates that the Company submit to NPA each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

The Company spent $9.8 million towards its 2007 commitment during the three months period ended March 31, 2007.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| *($000s)* | | |
|---|---|---|
| 2007 | $ | 228 |
| 2008 | | 189 |
| 2009 | | 149 |
| 2010 | | 149 |
| 2011 | | 149 |
| Thereafter | | 6 |
| | $ | 870 |

*(unaudited, expressed in U.S. dollars)*

## 9. SUPPLEMENTAL CASH FLOW INFORMATION

| | | March 31 2007 | | March 31 2006 |
|---|---|---|---|---|
| *Operating activities* | | | | |
| Decrease (increase) in current assets | | | | |
| Accounts receivable | $ | (2,129) | $ | (2,407) |
| Crude oil inventory | | 80 | | (76) |
| Deposit and prepaid expenses | | 53 | | 106 |
| Increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | | (1,085) | | 664 |
| | $ | (3,081) | $ | (1,713) |
| *Investing activities* | | | | |
| (Decrease) increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ | (1,554) | $ | 891 |
| *Cash and cash equivalents* | | | | |
| Cash | $ | 4,011 | $ | 7,406 |
| Fixed income investments | | 15,855 | | 32,656 |
| | $ | 19,866 | $ | 40,062 |
| *Interest paid* | $ | 239 | $ | - |

## 10. SUBSEQUENT EVENT

On March 7, 2007, the Company entered into an agreement with the wholly owned U.S. subsidiary of a Canadian public company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas. The total consideration to be paid for the acreage is $19.5 million, of which $15.0 million will be in cash and the balance of $4.5 million will be paid through issuance of securities of the Canadian parent. This transaction is expected to close in May 2007. The proceeds of disposal will be credited to property, plant and equipment with no gains or losses recognized.

News release, filed May 7, 2007

**Bankers** PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2007 RESULTS AND CONFERENCE CALL

**CALGARY, May 7, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) will release its 2007 first quarter results on Thursday, May 10, 2007.

Richard Wadsworth, President, will host a conference call with the investment community to discuss the results on Friday, May 11, at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BST. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-866-249-2157 or 1-416-644-3423 approximately 10 minutes prior to the call. An archived recording of the call with be available shortly after the completion of the call through May 25, 2007 by dialling 1-416-640-1917 or 1-877-289-8525 and entering pass code 21228034#.

A live audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com. Shortly after the call, an audio archive will be posted on the website for 90 days.

***2007 Annual General Meeting***

Bankers' Annual General Meeting of Shareholders will be held on Tuesday May 22, 2007 at the Hyatt Regency in Calgary, Alberta. A webcast of the annual General Meeting will be available on Bankers' website at www.bankerspetroleum.com.

The close of business on April 17, 2007 has been fixed as the record date for the determination of those shareholders entitled to receive notice of and to vote at the meeting. A Notice of Meeting and Management Information Circular will be mailed to shareholders in advance of the meeting.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Form of proxy, filed April 26, 2007

# BANKERS PETROLEUM LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



**Security Class**

**Holder Account Number**

Fold

## Form of Proxy - Annual General Meeting of Shareholders to be held on May 22, 2007

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 10:00 am, Mountain Time, on May 17, 2007.**

## Appointment of Proxyholder

**I/We being holder(s) of BANKERS PETROLEUM LTD. (the "Company") hereby appoint:** Richard Wadsworth, President of the Company, or failing him, Robert Cross, a Director of the Company

**OR**

**Enter the name of the person you are appointing if this person is someone other than the foregoing.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Company (the "Meeting") to be held at the Walker/Bannerman Rooms, Hyatt Regency, 700 Centre Street SW, Calgary, Alberta on Tuesday, May 22, 2007 at 10:00 am and at any adjournment thereof.

**VOTING RECOMMENDATIONS OF MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

### 1. Fix the number of Directors

To fix the number of Directors of the Company at six (6).

For ☐ Against ☐

### 2. Election of Directors

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Robert Cross | ☐ | ☐ | 02. Victor Redekop | ☐ | ☐ | 03. Jonathan Harris | ☐ | ☐ |
| 04. John B. Zaozirny | ☐ | ☐ | 05. Eric Brown | ☐ | ☐ | 06. Ford Nicholson | ☐ | ☐ |

Fold

### 3. Appointment of Auditors

To appoint KPMG LLP as auditors of the Company for the ensuing year.

For ☐ Withhold ☐

### 4. Remuneration of Auditors

To authorize the directors to fix the remuneration to be paid to the auditors.

For ☐ Against ☐

### 5. Stock Option Plan

To approve amendment provisions of and amendment to the Company's Stock Option Plan.

For ☐ Against ☐

Fold

### 6. Other Business

To transact such other business as may properly come before the Meeting.

For ☐ Against ☐

### Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 2 5 4 7 2 A R 0 B A P Q

Management information circular, filed April 26, 2007

Bankers
PETROLEUM LTD

# Notice of Meeting

# and

# Proxy Statement and Management Information Circular

With Respect to the

**Annual General Meeting of Shareholders**

To be held on Tuesday, May 22, 2007

Dated April 17, 2007

**Bankers**
PETROLEUM LTD

Dear Shareholder:

You are invited to attend the Annual General Meeting of Shareholders of Bankers Petroleum Ltd. to be held at Hyatt Regency, 700 Centre Street SW, Calgary, Alberta, on Tuesday, May 22, 2007, at the hour of 10:00 A.M. (Calgary time).

The business of the meting is described in the accompanying Notice of Meeting and Management Information Circular.

Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the form of proxy and returning it by no later than 5:00 p.m. (Calgary time) on May 17, 2007 in the manner described in the Management Information Circular for information about how to vote your shares.

We look forward to seeing you at the meeting.

**Robert Cross**
Chairman of the Board

**Richard Wadsworth**
President

**BANKERS PETROLEUM LTD.**
**Suite 400, 906 – 12 Avenue S.W.**
**Calgary, Alberta T2R 1K7**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of **Bankers Petroleum Ltd.** (the "Company") will be held in the Walker/ Bannerman Rooms, Hyatt Regency, 700 Centre Street SW, Calgary, Alberta, on Tuesday, May 22, 2007, at the hour of 10:00 A.M., Calgary time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2006.

2. To fix the number of directors at six (6).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To approve amendment provisions of and an amendment to the Company's Stock Option Plan.

7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 17th day of April, 2007.

**By Order of the Board of Directors of**
**Bankers Petroleum Ltd.**

*"Richard Wadsworth"*
**Richard Wadsworth**
**President**

## TABLE OF CONTENTS

**Bankers Petroleum Ltd.**
**Suite 400, 906 – 12 Avenue S.W.**
**Calgary, Alberta T2R 1K7**

# MANAGEMENT INFORMATION CIRCULAR

Dated April 17, 2007

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on May 22, 2007 and at any adjournments Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

## APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

***A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.***

## VOTING BY PROXY

***Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.*** Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

***If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.***

***The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.*** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., #600, 530 – 8th Avenue SW, Calgary, Alberta, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

## NON-REGISTERED HOLDERS

***Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.*** Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely to be an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

## REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. ***Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.***

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 448,109,492 shares are issued and outstanding as at March 31, 2007. Persons who are registered shareholders at the close of business on April 17, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company except as disclosed below, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company. As at March 31, 2007, 375,263,093 of the Company's issued and outstanding shares are registered to CDS & Co., a depository. On April 10, 2006, Merrill Lynch Investment Managers Group Limited filed a report under the Company's profile at www.sedar.com that it had acquired, on behalf of one or more discretionary investment management clients, an aggregate of 37,554,281 common shares or the Company, representing 11.44% if the Company's issued and outstanding voting securities as at March 31, 2006.

## ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

The Company has a Compensation Committee, a Corporate Governance Committee and an Audit Committee. Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual is as follows:

| Name, Jurisdiction of Residence and Position | Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years | Previous Service as a Director | Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ④ |
|---|---|---|---|
| **Robert Cross** ①②③<br>British Columbia, Canada<br>Chairman (non-executive), Director | Self-employed businessman, Chairman of Northern Orion Resources Inc. | Since June 4, 2004 | 14,637,500 |
| **Victor Redekop**<br>Alberta, Canada<br>Director | Vice President, Simmons Drilling Inc., a drilling services company. | Since June 4, 2004 | 5,300,000 |
| **Jonathan Harris** ①②③<br>London, England<br>Director | Business Consultant, Genet Consulting Ltd. | Since June 4, 2004 | - |
| **John B. Zaozirny** ③<br>Alberta, Canada<br>Director | Counsel, McCarthy Tétrault LLP. | Since Aug. 4, 2004 | 500,000 |
| **Eric Brown** ①②<br>Alberta, Canada<br>Director | Senior Vice-President, Tamarack Capital Advisors Inc. and Partner, Meyers Norris Penny LLP, June 2006 to present; Regional Managing Partner, Alberta Advisory Services, Meyers Norris Penny LLP, March 2002 to May 2006; Partner, Cascadia Ventures Inc. March 1995 to February 2002 | Since Feb. 16, 2006 | - |
| **Ford Nicholson**<br>British Columbia, Canada<br>Director | President and director Bankers Petroleum (U.S.) Inc. January 2005 to August 2006; President Kepis & Poble Investments Inc., a private investment company since July, 2001. | Since Aug. 11, 2006 | 15,167,800 |

① Member of the Audit Committee.
② Member of the Compensation Committee.
③ Member of the Corporate Governance Committee.
④ Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as disclosed below, to the knowledge of the Company no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Robert Cross joined the board of Livent Inc. ("Livent") in June 1998 in connection with management changes brought about by a U.S. based investment group. Accounting irregularities were subsequently uncovered, a cease trade order was issued by regulators in August 1998, and Livent declared bankruptcy in late 1998. Thereafter, a class action suit was filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed and is currently not involved in any legal actions in connection with these proceedings.

Ford Nicholson was a director of Sepik Gold Corporation from May 1996 to December 2001. The company did not have adequate funds to complete its 2000 year end audit and was cease traded in December 2001, at which time Mr. Nicholson resigned from the board of the company.

**Certain directors of the Company are presently directors of other reporting issuers as set out in Schedule "B" hereto.**

## EXECUTIVE COMPENSATION

The following table (presented in accordance with Form 6 of National Instrument 51-102 ("NI 51-102F6") sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the President, the Chief Financial Officer and the other three most highly compensated executive officers of the Company as at December 31, 2006, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs"). The Company did not have a Chief Financial Officer in the fiscal year ended December 31, 2003.

## Summary Compensation Table

| NEO Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary (CDN$) | Bonus (CDN$) | Other Annual Compen-sation ($) | Securities Under Option/ SAR's Granted (#) | Shares/Units Subject to Resale Restrictions ($) | LTIP Payouts ($) | |
| Richard Wadsworth① President | 2006<br>2005<br>2004 | $200,000<br>$166,595<br>$101,682 | $60,000<br>$78,754<br>$84,598 | Nil<br>Nil<br>Nil | 450,000<br>1,325,000<br>1,000,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Cuneyt Tirmandi② Chief Financial Officer | 2006<br>2005<br>2004 | $200,000<br>$8,333<br>Nil | $60,000<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 150,000<br>1,250,000<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Victor Redekop③ Interim Chief Financial Officer | 2006<br>2005<br>2004 | N/A<br>Nil<br>Nil | N/A<br>Nil<br>Nil | N/A<br>Nil<br>Nil | 1,000,000<br>500,000<br>700,000 | N/A<br>Nil<br>Nil | N/A<br>Nil<br>Nil | N/A<br>Nil<br>Nil |
| Suneel Gupta④ Vice President, Albania | 2006<br>2005<br>2004 | $163,285<br>$157,023<br>$93,057 | $50,000<br>$50,887<br>$33,839 | Nil<br>Nil<br>Nil | 240,000<br>460,000<br>275,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Wolf Regener⑤ Executive Vice President | 2006<br>2005<br>2004 | $169,210<br>$103,877<br>Nil | $55,000<br>Nil<br>Nil | Nil<br>Nil<br>Nil | 250,000<br>1,250,000<br>N/A | Nil<br>Nil<br>nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| Eugene Christenson⑥ Vice President, Development | 2006<br>2005<br>2004 | $48,125<br>N/A<br>N/A | $9,625<br>N/A<br>N/A | Nil<br>N/A<br>N/A | 400,000<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

① Mr. Wadsworth was appointed President on June 4, 2004
② Mr. Tirmandi was appointed Chief Financial Officer on December 16, 2005
③ Mr. Redekop was appointed Interim Chief Financial Officer on June 24, 2005 and ceased to hold this position on December 16, 2005
④ Mr. Gupta was appointed Vice President, Albania on April 1, 2006
⑤ Mr. Regener as appointed Executive Vice President on August 18, 2006
⑥ Mr. Christenson was appointed Vice President, Development on September 15, 2006

## Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the NEOs.

| Name | Securities Under Option/SARs Granted ① (#) | % of Total Options/SARs Granted to Employees in Financial Year② | Exercise or Base Price③ ($/Security) | Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Richard Wadsworth | 450,000 | 4.96 | 1.15 | 1.07 | May 17, 2011 |
| Cuneyt Tirmandi | 150,000 | 1.65 | 1.15 | 1.07 | May 17, 2011 |
| Victor Redekop | 1,000,000 | 11.02 | 1.15 | 1.07 | May 25, 2010 |
| Suneel Gupta | 240,000 | 2.64 | 1.15 | 1.07 | May 17, 2011 |
| Wolf Regener | 250,000 | 2.75 | 1.15 | 1.07 | May 17, 2011 |
| Eugene Christenson | 400,000 | 4.41 | 0.65 | 0.66 | Sept. 15, 2011 |

① These options vest as to one-third on the date of the grant, one-third on the second anniversary and one-third on the third anniversary

② Percentage based on total number of options granted to officers, directors and consultants during the last fiscal year

③ The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX (the "Exchange") at the time of the grant of the option

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the NEOs, the number of unexercised options held by the NEOs and the financial year-end value of unexercised options on an aggregated basis.

| *Name* | *Securities Acquired on Exercise (#)* | *Aggregate Value Realized ① ($)* | *Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable* | *Value of Unexercised In-the-Money Options/SARs at Financial Year-End ① ($) Exercisable/ Unexercisable* |
|---|---|---|---|---|
| Richard Wadsworth | - | - | 1,166,666/508,334 | 264,000/Nil |
| Cuneyt Tirmandi | - | - | 883,334/516,666 | Nil/Nil |
| Victor Redekop | - | - | 1,366,667/833,333 | 308,000/Nil |
| Suneel Gupta | - | - | 540,000/160,000 | 121,000/Nil |
| Wolf Regener | - | - | 916,666/583,334 | Nil/Nil |
| Eugene Christenson | - | - | 133,333/266,667 | 1333/2666 |

① Based on the closing price on January 2, 2007, the first day of trading after completion of the financial year end. ($0.66)

Termination of Employment, Changes in Responsibility and Employment Contracts:

Richard Wadsworth is employed by the Company at a salary of $250,000 per annum. His employment contract provides for a severance payment upon termination without cause, or upon a Change of Control of the Company, in the amount of twelve (12) months salary and one additional month for each full year employed by the Company, and a prorated amount for each portion of a year.

Cuneyt Tirmandi is employed by the Company at a salary of $220,000 per annum. His employment contract provides for a severance payment upon termination without cause, or upon a Change of Control of the Company, in the amount of twelve (12) months salary and one additional month for each full year employed by the Company, and a prorated amount for each portion of a year.

For the purposes of the agreements, a Change of Control includes transactions which result in new persons possessing more than 50% of the voting power of the Company or any successor company.

Except as disclosed, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

## Composition of the Compensation Committee

The board of directors of the Company reviews compensation issues periodically and considers matters relating to compensation of directors, senior officers, employees and contractors through consulting contracts and stock option grants.

The Compensation Committee, on behalf of the board of directors, monitors compensation of executive officers of the Company. Messrs. Robert Cross, Jonathan Harris and Eric Brown were members of the committee during the year ended December 31, 2006. All members of the committee are independent directors. The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

## Report on Executive Compensation

The Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy. In determining the overall executive compensation, the Board aims to establish a balance between annual compensation consisting of salary and bonus and the long-term incentives in the form of stock options.

Compensation for fiscal years 2005 and 2006 has been based upon an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry, with stock options being issued as an incentive for performance and cash bonuses awarded for contributions to achievement of certain milestones by the Company and its subsidiaries. The shareholders have approved a stock option plan pursuant to which the Board has granted stock options to, among others, executive officers. The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

i) Base Salary

The Compensation Committee approves base salaries for the NEOs primarily based on reviews of market data from peer group companies and, on a periodic basis a review by independent consultants. Consideration is also given to general market place demand for individuals having similar qualifications and the need of the Company to fill key positions. The level of base salary for each employee within a specified range is determined in part based on the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

ii) Performance Bonus

The Company paid bonuses totalling CDN$234,625 to its NEOs in 2006. Determination of the amount of bonus awarded to each individual NEO was based on an assessment by the Compensation Committee of several factors including contribution of the individual to overall progress of the Company in achieving its stated business objectives and production levels.

iii) Stock Options

The Company's Stock Option Plan is administered by the Board of Directors. Options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing consulting services ("service providers") to the Company or any entity controlled by the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Compensation Committee considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the President and the Compensation Committee, the eligible persons to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company. The number of outstanding options held and the exercise price of such options is taken into account when determining new grants to executive officers and other employees.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited to 10% of the Company's issued and outstanding common shares at the time of grant and cannot be increased without shareholder approval. As at March 31, 2007 there were 28,880,000 options granted and outstanding under the Plan and, based on the Company's issued and outstanding share capital as at the same date, there were an aggregate of 15,930,949 options unallocated and available for grant under the Plan. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the plan. Stock options have up to a ten-year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and may be subject to vesting, at the discretion of the Board of Directors. Stock options granted to employees generally vest over two years, one third on the date of grant and one third on each of the first and second anniversary dates. Generally, a holder of stock options must be a director, an officer, employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options. The Stock Option Plan provides for adjustment of the exercise price and/or number of shares that may be acquired on exercise upon the occurrence of certain events, including a subdivision or consolidation of the Company's shares and a special distribution of cash or securities to all or substantially all shareholders.

Any unallocated entitlements under the Stock Option Plan must be approved and ratified by shareholders every three years. The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX immediately preceding the grant of the option. The options are non-assignable, except in certain circumstances. Options held by an optionee who ceases to be an eligible participant for cause cease to be exercisable on the date of such cessation. Subject to the provisions of an employment contract, options can otherwise be exercised by the optionee, subject to vesting, as long as the optionee is a director, officer, employee or service provider to the Company or its

subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Company (and, if required, the TSX) or, if the optionee dies, within one year from the date of the optionee's death.

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan to:

(i) make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan;

(ii) implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(iii) change vesting provisions;

(iv) change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date under the Plan;

(v) change termination provisions for an optionee who is not an insider beyond the original expiry date;

(vi) reduce the exercise price of an option for an optionee who is not an insider; and

(vii) implement a cashless exercise feature, payable in cash or securities."

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Plan without the consent of that optionee. Any other amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

The Directors have made various minor clarifying and mechanical amendments to the Plan and an amendment to the restrictions on grants to insiders such that disinterested shareholder approval of the Plan will not be required. The latter amendment is of a housekeeping nature and therefore shareholder approval is not required.

iv) President Compensation

The compensation of the President consists of an annual base salary and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers. The President is also entitled to participate in annual bonus programs determined by the Compensation Committee.

The base salary of the President is established with reference to the middle of the range of compensation for President's of comparable companies. The comparable companies are natural resource companies of similar size and at a similar state of development, involved in the acquisition, exploration, financing, development and operation of oil and gas properties.

v) Other Compensation

Certain executive officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms

of employment. (See "Termination of Employment, Changes in Responsibility and Employment Contracts" above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

**PERFORMANCE GRAPH**

This graph compares the total cumulative shareholder return for $100 invested in the common shares of Bankers Petroleum Ltd., on August 24, 2004, the date the common shares commenced trading under that name with the cumulative total return including dividend reinvestment, of the TSX Oil and Gas Producers Index and the S&P/TSX Composite Index ™ for the period from July 2, 2004 through to and including December 31, 2006.

| | August 24 2004 | December 31 2004 | December 31 2005 | December 31 2006 |
|---|---|---|---|---|
| Bankers Petroleum Ltd. | 100 | 116 | 313 | 144 |
| S&P/TSX Composite Index | 100 | 112 | 136 | 162 |



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## COMPENSATION OF DIRECTORS

Effective June 1, 2006 the Company implemented a flat fee schedule for directors and committee members, of C$30,000 per annum for independent directors and C$10,000 for acting as Chair of Committees. During 2006 the Company paid an aggregate of CDN$104,037 in such fees. The Chairman of the Board is entitled to and received a CDN$70,000 annual fee for acting as such.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted an aggregate of 2,800,000 stock options to the Directors (excluding the NEOs) during the most recently completed financial year, as set out in the following table. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

| Name of Director | Securities Under Options Granted ① (#) | % of Total Options Granted to All Employees in the Financial Year② | Exercise or Base Price ($/Securities) ③ | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Date of Grant | Expiration Date |
|---|---|---|---|---|---|---|
| Robert Cross | 1,000,000 | 11.02 | 1.15 | 1.07 | May 17, 2006 | May 17, 2011 |
| John Zaozirny | 150,000 | 1.65 | 1.15 | 1.07 | May 17, 2006 | May 17, 2011 |
| Jonathan Harris | 150,000 | 1.65 | 1.15 | 1.07 | May 17, 2006 | May 17, 2011 |
| Eric Brown | 500,000 | 5.51 | 1.15 | 1.07 | May 17, 2006 | May 17, 2011 |
| Ford Nicholson | 1,000,000 | 11.02 | 1.15 | 1.07 | May 17, 2006 | May 17, 2011 |

① These options vest as to one-third on the date of the grant, one-third on the second anniversary and one-third on the third anniversary

② Percentage based on total number of options granted to officers, directors and consultants during the last fiscal year

③ The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX (the "Exchange") at the time of the grant of the option

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 23,530,000① | $0.83 | 17,676,663① |
| Equity compensation plans not approved by security holders | Nil | -- | -- |
| **Total** | 23,530,000 | $0.83 | 17,676,663 |

① As at December 31, 2006 and based on the issued and outstanding share capital of the Company as at December 31, 2006.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

1. Victor Redekop, a director of the Company is an officer of and has an interest in a drilling company with which the Company's wholly owned subsidiary, Bankers Petroleum Albania contracts for the provision of well servicing on the Patos-Marinza oilfield in Albania. The services are provided at rates that are consistent with industry standards and are reviewed and

approved by independent directors. An aggregate of $9.0 million was paid to this company in 2006.

2. Ford Nicholson, a director of the Company since August 2006 and a former director and officer of BNK Petroleum Holding Inc. and Bankers Petroleum (US) Inc., wholly-owned subsidiaries of the Company, provides consulting services to the Company through his firm Kepis & Pobe Investments Inc. for a monthly retainer of US$10,000.

3. John Zaozirny, a director of the Company, is also a director and Vice-Chairman of Canaccord Capital Corporation ("Canaccord") which acted as underwriter in connection with an underwritten prospectus offering of common shares of the Company in March 2006. Canaccord received a cash commission on the gross proceeds it raised in connection with the offering. Canaccord was also lead underwriter of a prospectus offering of units of the Company in March 2007 and received a cash commission on the gross proceeds it raised under the prospectus. Mr. Zaozirny did not receive any direct benefit from the compensation paid to Canaccord in connection with either offering, did not participate in any negotiations in respect of the financings and abstained from all discussion and voting on the transactions.

## APPOINTMENT OF AUDITOR

Effective June 5, 2006 the Company changed its auditor from Deloitte & Touche LLP (the "former auditor"), of 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia to KPMG LLP (the "new auditor"), Chartered Accountants, of 2700 205 – 5th Avenue SW, Calgary, AB T2P 4B9. The former auditor resigned of its own initiative and there were no reportable events (as that term is defined in National Instrument 51-102) between the Company and its former auditor. The change of auditor was approved by the Company's Audit Committee and the Board of Directors. As required by National Instrument 51-102, copies of the Notice of Change of Auditor together with letters from the former auditor and the new auditor accompany this Information Circular, as provided in Schedule "C".

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

## MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

## CORPORATE GOVERNANCE PRACTICES

National Instrument 58-201 establishes recommended corporate governance guidelines for all public companies. The following discloses the Company's corporate governance practices relative to the recommendations.

### Independence of Members of Board

The Company's Board consists of six (6) directors, four (4) of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Robert Cross, Jonathan Harris, John Zaozirny and Eric Brown are independent. Victor Redekop is not considered independent under Multilateral Instrument 52-110, by virtue of having served as interim CFO of the Company for a portion of fiscal 2005 and as a result of his connection to a provider of drilling services to the Company. Ford Nicholson is not independent by virtue of having served as an officer of the Company's subsidiaries until August 2006 and ongoing consulting fees received.

### Management Supervision by Board

The President and CFO report upon the operations of the Company, on a quarterly basis directly to the directors of the Board and on matters that affect the non-independent directors, without the presence of such non-independent directors. The independent directors hold meetings without the presence of non-independent directors when matters arise that require their independent approval. During the year ended December 31, 2006 one such meeting was held. As a result of board changes implemented in August 2006, no current members of management are directors of the Company. While management attend board meetings to report to the board and participate in discussions, they are not eligible to vote on matters requiring board approval. The directors meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed entirely of independent directors who meet with the Company's auditors without management in attendance. The independent directors exercise their responsibilities for independent oversight of management through the fully independent corporate governance committee and the appointment of an independent Chair of the Board. The independent directors also have regular and full access to management.

### Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table attached as Schedule B to this Information Circular.

**Participation of Directors in Board Meetings**

The participation of the directors in board meetings is described in the following table:

| Director | Meetings of Board of Directors | Meetings of Audit Committee | Meetings of Compensation Committee | Meetings of Corporate Governance Committee |
|---|---|---|---|---|
| Richard Wadsworth① | 5/7 | N/A | N/A | N/A |
| Robert Cross | 7/7 | 3/4 | 1/1 | 1/1 |
| Jonathan Harris | 7/7 | 4/4 | 1/1 | 1/1 |
| Victor Redekop | 6/7 | N/A | N/A | N/A |
| John Zaozirny | 4/7 | N/A | N/A | 0/1 |
| Eric Brown | 6/7 | 4/4 | 1/1 | N/A |
| Ford Nicholson① | 1/7 | N/A | N/A | N/A |

① Mr. Wadsworth ceased to be a director of the Company on August 11, 2006, and Mr. Nicholson was appointed to the Board of Directors on the same date.

**Board Mandate**

The Board has adopted a Board Mandate, the text of which is attached as Schedule "A" to this Information Circular.

**Position Descriptions**

The Board has adopted a position description for the Chair of the Board. Specific position descriptions have not been adopted for the chairs of each of its committees as the Board is of the view that the mandates of the committees are sufficiently specific that no separate description is necessary for the chairs of such committees.

The Board considers that the employment agreements with the President and Chief Financial Officer describe sufficiently their respective responsibilities.

**Orientation and Continuing Education**

While the Company does not have a formal orientation and training program, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company;

3. access to management; and

4. access to legal counsel in the event of any questions relating to the Company's compliance and other obligations.

Board members are encouraged to communicate with management, legal counsel and, where applicable auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

**Ethical Business Conduct**

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board adopted a Code of Conduct (the "Code") on October 5, 2005. The Code is posted on its website at *www.bankerspetroleum.com* and under the Company's profile at *www.sedar.com*. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Corporate Governance Committee. Compliance with the Code is monitored primarily through the reporting process within the Company's organizational structure.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. The Code imposes a similar disclosure requirement on all non-director representatives of the Company and requires such persons to report such conflict to the executive officer to whom that person reports in the course of his employment responsibilities, or, in the case of a senior executive officer, to the Corporate Governance Committee and fully inform such person or the committee, as applicable, of the facts and circumstances related to the conflict or potential conflict. The representative is prohibited from taking any further action in respect of the matter or transaction giving rise to such conflict or potential conflict unless and until he is authorized to do so by his reporting officer, or the Corporate Governance Committee.

**Nomination of Directors**

The independent Corporate Governance Committee has responsibility for identifying potential Board candidates. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the oil and gas industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance Committee, which include considering what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision-making and assessing the same on a periodic basis, making recommendations to the Board with respect to filling vacancies, evaluating the performance of individual directors and making recommendations as to their further nomination, review proposed shareholder nominees and making recommendations to the Board regarding resignations of directors. The Corporate Governance Committee has the power to retain outside advisors as it considers necessary for the proper functioning of the committee, at the Company's expense. The Corporate Governance Committee meets at least once annually and otherwise as requested by the Board or considered desirable by the Chair of the committee.

**Compensation of Directors and the President**

The members of the Compensation Committee are independent and have the responsibility for determining compensation for the directors and senior management. (See "Report on Executive Compensation" above.)

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Compensation Committee, which include: reviewing the adequacy and form of any compensation program for executive officers, reviewing the adequacy and form of non-employee directors' compensation, reviewing and creating a position description for the President, evaluating the President's performance in light of corporate goals and objectives, and making recommendations to the Board with respect to the President's compensation. The Compensation Committee has the power to retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities, at the expense of the Company. The Compensation Committee meets at least once annually and otherwise as requested by the Board or considered desirable by the Chair of the committee.

**Other Board Committees**

The Board has determined that additional committees are not necessary at this stage of the Company's development.

**Assessments**

All of the current members of the Board have held such positions for less than twenty four months and a review of the performance and effectiveness of the Board, the directors and its committees has not yet been undertaken. It is anticipated that such a review, including to determine whether changes in size, personnel or responsibilities are warranted, will be undertaken during fiscal 2006. As part of the assessments, the Board or the individual committees may review their respective mandate or charter and conduct reviews of applicable corporate policies.

**Audit Committee Information**

Disclosure with respect to the composition of the Company's Audit Committee, the Company's Audit Committee Charter and other disclosure required by NI 52-110 is contained in the Company's Annual Information Form filed under the company's profile at *www.sedar.com*.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

**Approval of Amendment Provisions of Stock Option Plan and Amendment of Plan**

The Company's Plan has contained a general amendment provision since its initial implementation. The amendment provision permitted the directors to amend or modify the Plan without shareholder approval so long as the amendment or modification did not materially increase the benefits under the Plan or materially modify the requirements as to eligibility for participation in the Plan.

In June, 2006 the TSX implemented a policy requiring all TSX-listed companies with stock option plans containing such general amendment provisions to obtain specific shareholder approval of the provisions, failing which, companies will no longer be permitted to make any amendments to their stock option plans

without shareholder approval, including amendments of a "housekeeping" nature. While the directors have no present intention of making any changes to the Plan or to stock options granted under the Plan, they are of the view that the ability to make certain changes to the Plan and to options granted under the Plan is important to their ability to properly administer the Plan. Accordingly, shareholders will be asked to approve the following amendment provision:

> "The Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan to:
>
> (a) make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan;
>
> (b) implement features or requirements that are necessary or desirable under applicable tax and securities laws;
>
> (c) change vesting provisions;
>
> (d) change termination provisions for an Insider provided that the expiry date does not extend beyond the original expiry date under the Plan;
>
> (e) change termination provisions for an optionee who is not an Insider beyond the original expiry date;
>
> (f) reduce the exercise price of an option for an optionee who is not an Insider; and
>
> (g) implement a cashless exercise feature, payable in cash or securities;
>
> provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any other amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders."

The Directors have also approved an amendment to the Plan which provides that the expiry date of an option shall be the later of the expiry date determined at the time of grant, and if such date falls during or within 5 trading days after the end of a period during which trading of Company's shares is prohibited (a "black out period"), the date that is 10 trading days following the date on which such black out period ends.

A resolution to approve the foregoing amendment provisions and the amendment to the Plan will be proposed at the Meeting. Approval requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

**The persons named as proxyholder in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the registered holder who has given such proxy has directed that the shares be otherwise voted.**

## ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at *www.sedar.com*. Shareholders may contact the Company at 403-513-2699 to request copies of the Company's financial statements and Management Discussion and Analysis.

Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year which are filed on SEDAR.

## OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 17 day of April, 2007.

**Approved by the Board of Directors of**
**Bankers Petroleum Ltd.**

*"Richard Wadsworth"*
**Richard Wadsworth**
**President**

**Schedule "A" to the Information Circular**
**of BANKERS PETROLEUM LTD.**

## BOARD OF DIRECTORS MANDATE

### I. Purpose

The duties and responsibilities of directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian legal and regulatory requirements.

Directors are accountable to the shareholders of Bankers Petroleum Ltd. (the "Company").

### II. Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

### III. Composition

The Board of Directors shall comprise a majority of individuals who qualify as "independent directors", as such term is interpreted in accordance with Multilateral Instrument 52-110.

The Chair of the Board of Directors should be an "independent director". Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the Board of Directors and shall be responsible for ensuring that the Board executes its mandate effectively, efficiently and independently of management.

## IV. Independence from Management

All committees of the Board shall be made up of non-management directors.

The Company's Executive Compensation Committee, Corporate Governance and Nomination Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company's expense.

## V. Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1. Taking responsibility for the stewardship of the Company.

2. Reviewing and approving any proposed changes to the Company's memorandum or articles.

3. Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

4. Approving payment of distributions to shareholders.

5. Approving any offerings, issuances or repurchases of share capital or other securities.

6. Approving the establishment of credit facilities and any other long-term commitments.

7. Developing clear position descriptions for the Chair of the Board, the Chair of each Board committee and, together with the CEO, the CEO (which includes delineating management's responsibilities).

8. Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9. Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

10. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

11. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

12. Adopting a strategic planning process, approving strategic plans (on at least an annual basis), and monitoring performance against plans.

13. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

14. Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

15. Reviewing policies and processes to ensure that the Company's internal control and management information systems are operating properly.

16. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

17. Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.

18. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

19. Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

## VI. Directors' Remuneration and Expenses

The independent directors' remuneration shall be fixed by the Board upon the recommendation of the Executive Compensation Committee. The directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as directors.

## VII. Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

### Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

### Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

### Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

### Chairman

The Chairman of the board shall be elected annually at the first meeting of the directors following the shareholders meeting.

**Voting**

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

**Order of Business**

The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

**Board meetings shall normally proceed as follows:**

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President's report, financial and operational reports;
Other business;
Setting the date and time of the next meeting; and
Adjournment

**Minutes of the meetings**

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of Bankers Petroleum Ltd. on the 5th day of October 2005.

By order of the Board of Directors

**BANKERS PETROLEUM LTD.**

**BANKERS PETROLEUM LTD.**

**Mandate of the CHAIRMAN**

**The Board shall designate an independent director to serve as Chairman with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.**

**Specific Role and Responsibility:**

- Ensure that the Board works as a cohesive team under his/her leadership and that Board meetings are conducted in such a manner that facilitates the exchange of constructive and objective points of view, and encourages all directors to participate in such a way that is conducive to good decision-making.

- Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

- Reviews the Board meeting agendas to ensure that matters are brought up in a timely fashion and that they are documented in a manner that allows the making of well informed decisions and provide input to the President on the preparation of agendas for Board and committee meetings.

- Ensure that a process is in place to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees, and individual directors on a regular basis. Consult with the President and the Board on the effectiveness of Board Committees.

- Ensure delegated committee functions are carried out and reported to the Board.

- Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

- Chair Board and shareholder meetings.

- Communicate to management, as appropriate, the results of private discussions among outside directors and ensure that the expectations of the Board towards management and those of management towards the Board are clearly expressed in a respectful and constructive manner.

- Oversee the evaluation of the performance of the President and CEO, the CFO and other senior executives or officers, and assume the responsibility of executing a potential decision of the Board to dismiss the President and CEO.

- Oversee the Board's obligation to discharge all its fiduciary obligations and that the Company implements its code of ethics.

This Mandate of the Chairman was adopted by the Board of Directors of Bankers Petroleum Ltd. on the 5th day of October, 2005.

By order of the Board of Directors

**BANKERS PETROLEUM LTD.**

**Schedule "B" to the Information Circular**
**of BANKERS PETROLEUM LTD.**

| Name of Director | Name of Other Reporting Issuer |
|---|---|
| Robert Cross | Segue Resources Ltd.<br>UrASIA Energy Ltd.<br>Northern Orion Resources Inc |
| Victor Redekop | Wavefire.com |
| Jonathan Harris | None |
| John B. Zaozirny | Petroworld Corp.<br>High Arctic Energy Services Trust<br>Terravest Income Fund<br>Canaccord Capital Inc.<br>Titanium Corporation Inc.<br>Fording Canadian Coal Trust<br>Matrikon Inc.<br>Middlefield Resources Funds<br>Provident Energy Ltd.<br>Canadian Oil Sands Limited<br>Computer Modelling Group Ltd.<br>Acetex Corporation<br>Pengrowth Energy Trust<br>Ipsco Inc<br>Ravenwood Resources Inc.<br>Silent Witness Enterprises Ltd<br>Tonko Development Corp<br>2M Energy Corp<br>Founders Energy Ltd.<br>Reserve Royalty Corporation<br>United America Enterprises Ltd<br>Chinook Testing Inc |
| Eric Brown | None |
| Ford Nicholson | None |

Schedule "C" to the Information Circular
of BANKERS PETROLEUM LTD.

**BANKERS PETROLEUM LTD.**
**(the "Company")**

**NOTICE OF CHANGE OF AUDITOR**
**PURSUANT TO NATIONAL INSTRUMENT 51-102**

Effective June 5, 2006, the Company has changed its auditor from Deloitte & Touche LLP, Chartered Accountants (the "former auditor"), of P. O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, BC V7X 1P4 to KPMG LLP, Chartered Accounts, of #1200 – 205 – $5^{th}$ Avenue SW, Calgary, AB T2P 4B9. The former auditor resigned of its own initiative.

There are no reportable events (as that term is defined in NI 51-102) between the Company and its former auditor. No reservations were contained in the report of the former auditor on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of change of Auditor and accompanying letters from Deloitte & Touche LLP and KPMG LLP have been reviewed by the Company's Audit Committee.

DATED at Calgary, Alberta, this 5th day of June 2006.

**BY ORDER OF THE BOARD**
**BANKERS PETROLEUM LTD.**

Richard Wadsworth
President & Director

KPMG LLP
**Chartered Accountants**
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: Notice of Change of Auditors of <u>Bankers Petroleum Ltd.</u>

We have read the Notice of Bankers Petroleum Ltd. dated June 5, 2006 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants
Calgary, Canada
June 20, 2006

RECEIVED

2008 MAY -1 A 7:27

FFICE OF INTERNATIONAL
CORPORATE FINANCE

**Deloitte.**

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 640-4466
Fax: (604) 685-0395
www.deloitte.ca

June 13, 2006

British Columbia Securities Commission
701 Georgia Street West, 9th floor
Vancouver BC V7Y 1L2

Alberta Securities Commission
300, 5th Avenue SW, 4th floor
Calgary AB T2P 3C4

Ontario Securities Commission
20 Queen Street West Suite 1903
PO Box 55
Toronto ON M5H 3S8

KPMG LLP
#1200, 205 – 5th Avenue SW
Calgary AB T2P 4B9

Bankers Petroleum Ltd.
Suite 3123 – 595 Burrard Street
PO Box 49139, Three Bentall Centre
Vancouver BC V7X 1J1

Dear Sirs:

**Subject: Bankers Petroleum Ltd. (the Company)**

We confirm that we have reviewed the Company's Change of Auditor Notice dated June 5, 2006, and confirm our agreement with each of the statements therein.

This letter is provided pursuant to section 4.11 of National Instrument 51-102.

Yours truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS

Bankers Petroleum Ltd.
Suite 400, 906 – 12 Avenue S.W.
Calgary, AB T2R 1K7
P: 403 513 2699
F: 403 228 9506

www.bankerspetroleum.com

Notice of meeting, filed April 26, 2007

**BANKERS PETROLEUM LTD.**
**Suite 400, 906 – 12 Avenue S.W.**
**Calgary, Alberta T2R 1K7**

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of **Bankers Petroleum Ltd.** (the "Company") will be held in the Walker/ Bannerman Rooms, Hyatt Regency, 700 Centre Street SW, Calgary, Alberta, on Tuesday, May 22, 2007, at the hour of 10:00 A.M., Calgary time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2006.
2. To fix the number of directors at six (6).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve amendment provisions of and an amendment to the Company's Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 17th day of April, 2007.

**By Order of the Board of Directors of**
**Bankers Petroleum Ltd.**

*"Richard Wadsworth"*
**Richard Wadsworth**
**President**

Alternative monthly report, filed April 10, 2007

**Required Disclosure for Filing as a U.S. Institutional Investor for**

**Bankers Petroleum Ltd.**

**(as outlined in Appendix G of National Instrument 62-103)**

**Name and address of Eligible Institutional Investor:**
BlackRock, Inc. (on behalf of its investment advisory subsidiaries) ("BLK")
(formerly Merrill Lynch Investment Managers Group Limited)
40 East 52nd Street
New York, NY 10022
USA

**Change since last report:**

BLK filed its last report under the early warning requirements of provincial securities legislation on March 31, 2006, for control or investment discretion over 11.44% of outstanding shares of Bankers Petroleum, Ltd.

**Control as at month-end:**

As of March 30, 2007, BLK controls or has investment discretion over 58,603,305 common shares (14.22% of outstanding shares) and 2,339,997 warrants (0.57% of outstanding shares) of Bankers Petroleum Ltd. In aggregate, this totals 14.79% of outstanding shares.

**Ownership or control:**

BLK exercises control or discretion over, but does not own any of the shares referred to above.

**Purpose:**

The shares are beneficially owned for investment purposes by clients of BLK and BLK disclaims any beneficial ownership in the shares. BLK may from time to time purchase additional shares or sell shares, on behalf of its clients, depending on prevailing economic and market conditions.

**Agreements:** Not applicable

**Joint Actors:** Not applicable

**Change in material fact:** Not applicable

BLK is registered as an investment advisor with the U.S. Securities and Exchange Commission, and is an eligible institutional investor for the purpose of National Instrument 62-103 and therefore eligible to file reports under Part 4 of National Instrument 62-103.

In accordance with Part 5 of National Instrument 62-103, this report does not include any securities that may be owned or controlled by two of BLK's affiliates, Merrill Lynch & Co., and PNC Bancorp, Inc.

Dated at Boston, Massachusetts this 10h day of April 2007.

(signed) Julie Mahoney

BlackRock

Directors Shareholding (AIM notification), filed April 4, 2007

RECEIVED

2008 MAY -1 A 7:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Wed Apr 4, 2007**
## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 4 April 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson<br>Director | 100,000 | CDN$0.57 | 15,267,800 |

News release, filed March 30, 2007

**Bankers** PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS FILES 2006 ANNUAL DOCUMENTS

**CALGARY, March 30, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced that it has filed its 2006 annual disclosure documents with Canadian securities commissions.

Banker's 2006 Financial Review contains the Company's audited consolidated financial statements and notes for the year-ended December 31, 2006, related management's discussion and analysis, message from the president and associated information about the Company. The 2006 Annual Information Form (AIF) contains information about Bankers' oil and gas activities and Company management and directors; disclosure and reports relating to reserves data and other oil and gas information according to National Instrument 51-101, Standards for Disclosure for Oil and Gas Activities, has been filed separately from the AIF. In April, Bankers will file with securities commissions its 2007 Management Information Circular, providing governance and voting information for shareholders in advance of the Company's May 22 annual general meeting.

Copies of the documents are available on SEDAR at www.sedar.com and the Company's website at www.bankerspetroleum.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

News release (section 22 of NI 51-101), filed March 30, 2007

Bankers PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*For Immediate Release*

# BANKERS FILES RESERVE INFORMATION

## *Net Present Value of Reserves Increases Over 2005*

**CALGARY, March 30, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced the results of its December 31, 2006, independent reserves evaluation. The evaluation was conducted by APA Petroleum Engineering Inc. and prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

The reserve data in this release is subject to and should be read in conjunction with the entire Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information. The Form51-101F1, Form 51-101F2 – Report of Independent Qualified Reserves Evaluator, and Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure have been filed with Canadian securities regulators. These filings can be accessed electronically on Bankers website at www.bankerspetroleum.com or on the SEDAR website at www.sedar.com.

### Reserve Details

**Summary of Oil and Gas Reserves**
***Forecast Prices and Costs***
*Net Interest*

| | Heavy Oil | Natural Gas | Total 2006 | Total 2005 | 2006 Change % |
|---|---|---|---|---|---|
| | *(mbbls)* | *(bcf)* | *(mboe)* | *(mboe)* | |
| Proved | | | | | |
| Developed producing | 8,845 | - | 8,845 | 4,685 | 89 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 29,536 | - | 29,536 | 32,671 | (10) |
| Total proved | 38,382 | - | 38,382 | 37,356 | 3 |
| Probable | 54,675 | - | 54,675 | 51,219 | 7 |
| Total proved plus probable | 93,057 | - | 93,057 | 88,575 | 5 |

*Note: May not add due to rounding*

**Net Present Value of Reserves**
***Forecast Prices and Costs***
*Net Interest, After Income Taxes*

| (US$ millions) | Undiscounted | Discounted at 5% | Discounted at 10% | 2005 Discounted at 10% | 2006 Change % |
|---|---|---|---|---|---|
| Proved | | | | | |
| Developed producing | 77.9 | 70.8 | 64.5 | 25.0 | 158 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 128.1 | 83.4 | 53.3 | 33.7 | 58 |
| Total proved | 206.0 | 154.2 | 117.9 | 58.7 | 100 |
| Probable | 574.9 | 324.3 | 200.8 | 195.6 | 3 |
| Total proved plus probable | 780.9 | 478.5 | 318.7 | 254.3 | 25 |

*Note: May not add due to rounding*

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the reserves valuations, expected production levels, prices and anticipated total oil recovery at the Patos Marinza oilfield constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Production and oil recovery targets are based on a number of assumptions including that the rate of well takeovers and well recompletions of the past will continue and success rates will be similar to those rates experienced for previous well recompletions/development; that further wells taken over and recompleted will produce at rates similar to the average rate of production achieved from wells recompleted/redeveloped in the past; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells pursuant to the Plan of Development; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*The Company's actual reserves and future production may be greater than or less than the estimates provided. The estimated future net revenue from the production of the Company's reserves does not represent the fair market value of Bankers' reserves.*

*Statements including forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that future well redevelopment will not have the same success rates or rates of recompletion as those experienced in the recent months, that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project, general risks and uncertainties associated with exploration and petroleum operations including delays associated with equipment procurement, equipment failure, lack of suitably qualified personnel, the inherent uncertainty in estimation of reserves, exports from Albania being disrupted due to unplanned disruptions, changes in the political or economic environment, and other factors described under "Risk Factors" in the Company's Annual Information Form, NI 51-101F1 and in each of the Company's management's discussion and*

*analysis filed with the Securities Commissions of the provinces of British Columbia, Alberta, and Ontario, which are available on SEDAR at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This reserve release was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Oil and gas annual disclosure filing (Forms 51-101 F1, F2 & F3), filed March 30, 2007

Bankers PETROLEUM LTD

# FORM 51-101F1

# STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

For the Year Ended December 31, 2006

March 29, 2007

## TABLE OF CONTENTS

## GLOSSARY OF TERMS

**"AKBN"** means the Albanian National Petroleum Agency;

**"AIF"** refers to the Company's Annual Information Form filed on SEDAR;

**"AIM"** means the Alternative Investment Market of the London Stock Exchange;

**"Albpetrol"** means Albpetrol Sh.A, an Albanian state-owned agency;

**"API"** is an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale;

**"APA"** means APA Petroleum Engineering Inc., independent petroleum engineering consultants of Calgary, Alberta;

**"ARMO"** means Armo Sh. A, the Albanian Refining and Marketing Organization;

**"Bankers"** means Bankers Petroleum Ltd.;

**"Bankers Albania"** means Bankers Petroleum Albania Ltd., formerly Bankers Petroleum International Ltd. and Saxon International Ltd., a subsidiary of the Company;

**"Bankers US"** means Bankers Petroleum (US) Inc., a subsidiary of the Company;

**"Centillion"** means Centillion Industries Inc., a public company the shares of which trade on the NEX board of the TSX Venture Exchange;

**"Company"** means Bankers Petroleum Ltd.;

**"License Agreement"** refers to the agreement between AKBN and Albpetrol to which Bankers became a party;

**'NI 51-101"** refers to National Instrument 51-101;

**"Petroleum Agreement"** refers to the agreement between Bankers and Albpetrol that governs the Company's ownership in the Patos-Marinza heavy oilfield;

**"PoD"** means the Plan of Development for the Patos-Marinza oilfield;

**"TSX"** means TSX Inc., carrying on business as the Toronto Stock Exchange; and

**"Vintage"** means Vintage Petroleum LLC.

**Abbreviations**

| | |
|---|---|
| API | American Petroleum Institute |
| Bbl | Barrel |
| Bbls | Barrels |
| Bopd | Barrels of oil per day |
| Mbbls | Thousand barrels |
| MMboe | Millions of barrels of oil equivalent |
| Mcf | Thousand cubic feet |
| Mmcf | Million cubic feet |
| Mcf/d | Thousand cubic feet per day |
| Bcf | Billion cubic feet |
| Brent | Brent crude oil |

## PART 1: INTRODUCTION

The effective date of the information being provided in this statement is December 31, 2006. The preparation date of the information being provided in this statement is March 30, 2006. For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to NI 51-101.

*Reserves and Future Net Revenue*

The following is a summary of the oil and natural gas reserves and the net present values of future net revenue of Bankers Petroleum Ltd.'s wholly owned subsidiary Bankers Albania Ltd. as evaluated by APA. The Company's only property with assigned reserves is the Patos Marinza field in Albania. APA is an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. Substantially all of the Company's oil and gas properties with reserves were independently evaluated by APA. Readers should note that totals in the following tables may not add due to rounding.

**The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company's reserves. There is no assurance that the forecast price and cost assumptions contained in the APA Report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the APA Report. The recovery and reserves estimates attributed to the Company's properties described herein are estimates only. The actual reserves attributed to the Company's properties may be greater or less than those calculated.**

## PART 2: DISCLOSURE OF RESERVES DATA

### 2.1 Reserves Data (Constant Prices and Costs)

FORM 51-101F1

TABLE 2.1.1

SUMMARY OF OIL AND GAS RESERVES
as of December 31, 2006
CONSTANT PRICES AND COSTS

| | RESERVES | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | LIGHT AND MEDIUM OIL | | HEAVY OIL | | NATURAL GAS | | NATURAL GAS LIQUIDS | | SULFUR | |
| RESERVE CATEGORY | Gross (Mbbl) | Net (Mbbl) | Gross (Mbbl) | Net (Mbbl) | Gross (MMscf) | Net (MMscf) | Gross (Mbbl) | Net (Mbbl) | Gross (Mlt) | Gross (Mlt) |
| *ALBANIA* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | 10,439 | 9,138 | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | 34,855 | 30,270 | - | - | - | - | - | - |
| TOTAL PROVED | - | - | 45,294 | 39,408 | - | - | - | - | - | - |
| PROBABLE | - | - | 56,558 | 53,777 | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | 101,852 | 93,185 | - | - | - | - | - | - |
| *UNITED STATES* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | - | - | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| PROBABLE | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| *TOTAL COMPANY* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | 10,439 | 9,138 | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | 34,855 | 30,270 | - | - | - | - | - | - |
| TOTAL PROVED | - | - | 45,294 | 39,408 | - | - | - | - | - | - |
| PROBABLE | - | - | 56,558 | 53,777 | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | 101,852 | 93,185 | - | - | - | - | - | - |

Albanian taxes throughout this evaluation are based on project cash flows, assuming no financing charges, and no tax considerations outside of Albania have been included.

| FORM 51-101F1 | TABLE 2.1.2 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | NET PRESENT VALUE OF FUTURE NET REVENUE as of December 31, 2006 CONSTANT PRICES AND COSTS | | | | | | | | | |
| | NET PRESENT VALUE OF FUTURE NET REVENUE (US$ millions) | | | | | | | | | |
| RESERVE CATEGORY | BEFORE INCOME TAXES | | | | | AFTER INCOME TAXES | | | | |
| | 0% | 5% | 10% | 15% | 20% | 0% | 5% | 10% | 15% | 20% |
| *ALBANIA* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | 114.8 | 98.8 | 86.2 | 76.3 | 68.3 | 78.2 | 70.1 | 63.2 | 57.5 | 52.7 |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 285.0 | 184.0 | 119.7 | 77.6 | 49.2 | 138.4 | 88.1 | 55.1 | 32.9 | 17.7 |
| TOTAL PROVED | 399.8 | 282.8 | 206.0 | 153.9 | 117.5 | 216.6 | 158.2 | 118.3 | 90.4 | 70.4 |
| PROBABLE | 1,047.3 | 588.9 | 364.2 | 244.1 | 174.9 | 520.7 | 295.8 | 184.8 | 125.4 | 91.3 |
| TOTAL PROVED PLUS PROBABLE | 1,447.1 | 871.7 | 570.1 | 397.9 | 292.4 | 737.3 | 454.0 | 303.1 | 215.9 | 161.7 |
| *UNITED STATES* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | - | - | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| PROBABLE | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| *TOTAL COMPANY* | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | 114.8 | 98.8 | 86.2 | 76.3 | 68.3 | 78.2 | 70.1 | 63.2 | 57.5 | 52.7 |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 285.0 | 184.0 | 119.7 | 77.6 | 49.2 | 138.4 | 88.1 | 55.1 | 32.9 | 17.7 |
| TOTAL PROVED | 399.8 | 282.8 | 206.0 | 153.9 | 117.5 | 216.6 | 158.2 | 118.3 | 90.4 | 70.4 |
| PROBABLE | 1,047.3 | 588.9 | 364.2 | 244.1 | 174.9 | 520.7 | 295.8 | 184.8 | 125.4 | 91.3 |
| TOTAL PROVED PLUS PROBABLE | 1,447.1 | 871.7 | 570.1 | 397.9 | 292.4 | 737.3 | 454.0 | 303.1 | 215.9 | 161.7 |

| FORM 51-101F1 | TABLE 2.1.3a | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2006 CONSTANT PRICES AND COSTS | | | | | | | | | |
| RESERVE CATEGORY | REVENUE (MMSUS$) | ROYALTIES (MMSUS$) | OTHER REVENUE (MMSUS$) | OPERATING COSTS (MMSUS$) | ABANDONMENT COSTS (MMSUS$) | DEVELOPMENT COSTS (MMSUS$) | CREDIT / SURCHARGE (MMSUS$) | FUTURE NET REVENUE BEFORE INCOME TAXES (MMSUS$) | INCOME TAXES (MMSUS$) | FUTURE NET REVENUE AFTER INCOME TAXES (MMSUS$) |
| *ALBANIA* | | | | | | | | | | |
| TOTAL PROVED | 1,299.6 | 140.0 | - | 588.3 | 14.2 | 157.4 | - | 399.8 | 183.1 | 216.6 |
| TOTAL PROVED PLUS PROBABLE | 2,917.3 | 206.8 | - | 1,032.3 | 17.7 | 213.4 | - | 1,447.1 | 709.8 | 737.3 |
| *UNITED STATES* | | | | | | | | | | |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| *TOTAL COMPANY* | | | | | | | | | | |
| TOTAL PROVED | 1,299.6 | 140.0 | - | 588.3 | 14.2 | 157.4 | - | 399.8 | 183.1 | 216.6 |
| TOTAL PROVED PLUS PROBABLE | 2,817.3 | 206.8 | - | 1,032.3 | 17.7 | 213.4 | - | 1,447.1 | 709.8 | 737.3 |

FORM 51-101F1 TABLE 2.1.3b

**NPV FUTURE NET REVENUE BEFORE TAXES BY PRODUCTION GROUP**
**as of December 31, 2006**
**CONSTANT PRICES AND COSTS**

| | FUTURE NET REVENUE BY PRODUCTION GROUP BEFORE INCOME TAXES<br>Net present value discounted at 10% per year | | |
|---|---|---|---|
| | LIGHT AND MEDIUM OIL (including solution gas and other by-products) | HEAVY OIL (including solution gas and other by-products) | NATURAL GAS (including by-products and ARTC but excluding solution gas from oil wells) |
| RESERVE CATEGORY | ($US Millions) | ($US Millions) | ($US Millions) |
| *ALBANIA* | | | |
| TOTAL PROVED | - | 206.0 | - |
| TOTAL PROVED PLUS PROBABLE | - | 570.1 | - |
| *UNITED STATES* | | | |
| TOTAL PROVED | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - |
| *TOTAL COMPANY* | | | |
| TOTAL PROVED | - | 206.0 | - |
| TOTAL PROVED PLUS PROBABLE | - | 570.1 | - |

## 2.2 Reserves Data (Forecast Prices and Costs)

FORM 51-101F1 TABLE 2.2.1

SUMMARY OF OIL AND GAS RESERVES
as of December 31, 2006
FORECAST PRICES AND COSTS

| | RESERVES | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | LIGHT AND MEDIUM OIL | | HEAVY OIL | | NATURAL GAS | | NATURAL GAS LIQUIDS | | SULFUR | |
| RESERVE CATEGORY | Gross (Mbbl) | Net (Mbbl) | Gross (Mbbl) | Net (Mbbl) | Gross (MMscf) | Net (MMscf) | Gross (Mbbl) | Net (Mbbl) | Gross (Mlt) | Gross (Mlt) |
| ***ALBANIA*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | 10,139 | 8,845 | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | 34,024 | 29,536 | - | - | - | - | - | - |
| TOTAL PROVED | - | - | 44,163 | 38,382 | - | - | - | - | - | - |
| PROBABLE | - | - | 57,689 | 54,675 | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | 101,852 | 93,057 | - | - | - | - | - | - |
| ***UNITED STATES*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | - | - | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| PROBABLE | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| ***TOTAL COMPANY*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | 10,139 | 8,845 | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | 34,024 | 29,536 | - | - | - | - | - | - |
| TOTAL PROVED | - | - | 44,163 | 38,382 | - | - | - | - | - | - |
| PROBABLE | - | - | 57,689 | 54,675 | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | 101,852 | 93,057 | - | - | - | - | - | - |

FORM 51-101F1 TABLE 2.2.2

NET PRESENT VALUE OF FUTURE NET REVENUE
as of December 31, 2006
FORECAST PRICES AND COSTS

| | NET PRESENT VALUE OF FUTURE NET REVENUE (US$ millions) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| RESERVE CATEGORY | BEFORE INCOME TAXES | | | | | AFTER INCOME TAXES | | | | |
| | 0% | 5% | 10% | 15% | 20% | 0% | 5% | 10% | 15% | 20% |
| ***ALBANIA*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | 115.5 | 100.9 | 89.1 | 79.6 | 71.8 | 77.9 | 70.8 | 64.5 | 59.2 | 54.6 |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 268.8 | 176.1 | 116.1 | 76.2 | 49.1 | 128.1 | 83.4 | 53.3 | 32.7 | 18.4 |
| TOTAL PROVED | 384.2 | 276.9 | 205.2 | 155.8 | 120.9 | 206.0 | 154.2 | 117.9 | 91.9 | 73.0 |
| PROBABLE | 1,162.3 | 646.8 | 396.4 | 263.8 | 188.1 | 574.9 | 324.3 | 200.8 | 135.1 | 97.5 |
| TOTAL PROVED PLUS PROBABLE | 1,546.5 | 923.7 | 601.6 | 419.6 | 309.0 | 780.9 | 478.5 | 318.7 | 227.0 | 170.5 |
| ***UNITED STATES*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | - | - | - | - | - | - | - | - | - | - |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| PROBABLE | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| ***TOTAL COMPANY*** | | | | | | | | | | |
| PROVED | | | | | | | | | | |
| Developed Producing | 115.5 | 100.9 | 89.1 | 79.6 | 71.8 | 77.9 | 70.8 | 64.5 | 59.2 | 54.6 |
| Developed Non Producing | - | - | - | - | - | - | - | - | - | - |
| Undeveloped | 268.8 | 176.1 | 116.1 | 76.2 | 49.1 | 128.1 | 83.4 | 53.3 | 32.7 | 18.4 |
| TOTAL PROVED | 384.2 | 276.9 | 205.2 | 155.8 | 120.9 | 206.0 | 154.2 | 117.9 | 91.9 | 73.0 |
| PROBABLE | 1,162.3 | 646.8 | 396.4 | 263.8 | 188.1 | 574.9 | 324.3 | 200.8 | 135.1 | 97.5 |
| TOTAL PROVED PLUS PROBABLE | 1,546.5 | 923.7 | 601.8 | 419.6 | 309.0 | 780.9 | 478.5 | 318.7 | 227.0 | 170.5 |

FORM 51-101F1 TABLE 2.2.3a

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
as of December 31, 2006
FORECAST PRICES AND COSTS

| RESERVE CATEGORY | REVENUE (MMSUS$) | ROYALTIES (MMSUS$) | OTHER REVENUE (MMSUS$) | OPERATING COSTS (MMSUS$) | ABANDONMENT COSTS (MMSUS$) | DEVELOPMENT COSTS (MMSUS$) | CREDIT / SURCHARGE (MMSUS$) | FUTURE NET REVENUE BEFORE INCOME TAXES (MMSUS$) | INCOME TAXES (MMSUS$) | FUTURE NET REVENUE AFTER INCOME TAXES (MMSUS$) |
|---|---|---|---|---|---|---|---|---|---|---|
| *ALBANIA* | | | | | | | | | | |
| TOTAL PROVED | 1,360.1 | 147.6 | - | 643.8 | 19.8 | 164.7 | - | 384.2 | 178.2 | 206.0 |
| TOTAL PROVED PLUS PROBABLE | 3,338.2 | 238.6 | - | 1,289.6 | 28.6 | 234.9 | - | 1,546.5 | 765.6 | 780.9 |
| *UNITED STATES* | | | | | | | | | | |
| TOTAL PROVED | - | - | - | - | - | - | - | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - | - | - | - | - | - | - | - |
| *TOTAL COMPANY* | | | | | | | | | | |
| TOTAL PROVED | 1,360.1 | 147.6 | - | 643.8 | 19.8 | 164.7 | - | 384.2 | 178.2 | 206.0 |
| TOTAL PROVED PLUS PROBABLE | 3,338.2 | 238.6 | - | 1,289.6 | 28.6 | 234.9 | - | 1,546.5 | 765.6 | 780.9 |

FORM 51-101F1 TABLE 2.2.3b

FUTURE NET REVENUE BY PRODUCTION GROUP
as of December 31, 2006
FORECAST PRICES AND COSTS

| | FUTURE NET REVENUE BY PRODUCTION GROUP BEFORE INCOME TAXES Net present value discounted at 10% per year | | |
|---|---|---|---|
| RESERVE CATEGORY | LIGHT AND MEDIUM OIL (including solution gas and other by-products) ($US Millions) | HEAVY OIL (including solution gas and other by-products) ($US Millions) | NATURAL GAS (including by-products and ARTC but excluding solution gas from oil wells) ($US Millions) |
| *ALBANIA* | | | |
| TOTAL PROVED | - | 205.19 | - |
| TOTAL PROVED PLUS PROBABLE | - | 601.58 | - |
| *UNITED STATES* | | | |
| TOTAL PROVED | - | - | - |
| TOTAL PROVED PLUS PROBABLE | - | - | - |
| *TOTAL COMPANY* | | | |
| TOTAL PROVED | - | 205.19 | - |
| TOTAL PROVED PLUS PROBABLE | - | 601.58 | - |

## PART 3: PRICING ASSUMPTIONS

### 3.1 Constant Prices Used in Estimates

The constant benchmark reference product price and exchange rate assumptions reflected in the reserves data are summarized in Table 3.1.

FORM 51-101F1 TABLE 3.1

**SUMMARY OF PRICING ASSUMPTIONS**
**Constant Prices & Exchange rates**
**Using Year End 2005 Values**

| | Oil Benchmarks | | Inflation Rate | Currency Exchange Rates | |
|---|---|---|---|---|---|
| | WTI at Cushing Oklahoma | Brent @ Sollem Voe | | | |
| | US$/bbl | US$/bbl | %/annum | US$/Cdn$ | ALL/US$ |
| All Years | 60.85 | 58.96 | 0% | 0.858 | 94.14 |

## 3.2 Forecast Prices Used in Estimates

Forecast benchmark reference product price, inflation rate and exchange rate assumptions are summarized in Table 3.2. These forecast assumptions were provided in the APA Report.

FORM 51-101F1

Table 3.2

**SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS**

**FORECAST PRICES AND COSTS**

**as of December 31, 2006**

| Year | Oil Benchmarks | | Inflation Rate | Currency Exchange Rates | |
|---|---|---|---|---|---|
| | WTI at Cushing Oklahoma | Brent @ Sollem Voe | | | |
| | US$/bbl | US$/bbl | %/annum | US$/Cdn$ | ALL/US$ |
| 2007 | 59.70 | 57.99 | 2.0 | 0.89 | 91 |
| 2008 | 62.12 | 60.37 | 2.0 | 0.88 | 88 |
| 2009 | 60.66 | 58.88 | 2.0 | 0.87 | 87 |
| 2010 | 58.68 | 56.87 | 2.0 | 0.87 | 87 |
| 2011 | 56.94 | 55.08 | 2.0 | 0.87 | 87 |
| 2012 | 56.64 | 54.75 | 2.0 | 0.87 | 87 |
| 2013 | 56.31 | 54.38 | 2.0 | 0.87 | 87 |
| 2014 | 57.43 | 55.47 | 2.0 | 0.87 | 87 |
| 2015 | 58.58 | 56.58 | 2.0 | 0.87 | 87 |
| 2016 | 59.75 | 57.71 | 2.0 | 0.87 | 87 |
| 2017 | 60.95 | 58.87 | 2.0 | 0.87 | 87 |
| 2018 | 62.17 | 60.04 | 2.0 | 0.87 | 87 |
| 2019 | 63.41 | 61.24 | 2.0 | 0.87 | 87 |
| 2020 | 64.68 | 62.47 | 2.0 | 0.87 | 87 |
| 2021 | 65.97 | 63.72 | 2.0 | 0.87 | 87 |
| 2022 | 67.29 | 64.99 | 2.0 | 0.87 | 87 |
| 2023 | 68.64 | 66.29 | 2.0 | 0.87 | 87 |
| 2024 | 70.01 | 67.62 | 2.0 | 0.87 | 87 |
| 2025 | 71.41 | 68.97 | 2.0 | 0.87 | 87 |

**Currency Abbreviations**

| | |
|---|---|
| Cdn$ | Canadian Dollar |
| ALL | Albanian Lek |
| US$ | United States Dollar |

## PART 4: RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

### 4.1 Reserves Reconciliation

A reconciliation of changes to the Company's net proved, net probable and net proved plus probable reserves is provided in Table 4.1. This reconciliation reflects changes to the Company's reserves estimated using constant prices and costs[1].

FORM 51-101F1 TABLE 4.1

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE

CONSTANT PRICES AND COSTS

| FACTORS | LIGHT AND MEDIUM OIL (Includes NGL's) | | | HEAVY OIL | | | ASSOCIATED AND NON-ASSOCIATED GAS | | | SYNTHETIC OIL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Proved (MMbbl) | Net Probable (MMbbl) | Net Proved + Probable (MMbbl) | Net Proved (MMbbl) | Net Probable (MMbbl) | Net Proved + Probable (MMbbl) | Net Proved (MMscf) | Net Probable (MMscf) | Net Proved + Probable (MMscf) | Net Proved (MMbbl) | Net Probable (MMbbl) | Net Proved + Probable (MMbbl) |
| ***ALBANIA*** | | | | | | | | | | | | |
| December 31, 2005 | - | - | - | 37.36 | 51.22 | 88.58 | - | - | - | - | - | - |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | 3.82 | (3.82) | - | - | - | - | - | - | - |
| Technical Revisions | - | - | - | 3.16 | 3.27 | 6.41 | - | - | - | - | - | - |
| Discoveries | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisitions | - | - | - | .65 | (.30) | .35 | - | - | - | - | - | - |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | - | - | - | (4.52) | 3.41 | (1.11) | - | - | - | - | - | - |
| Production + inventory changes | - | - | - | (1.04) | - | (1.04) | - | - | - | - | - | - |
| December 31, 2006 | - | - | - | 39.41 | 53.78 | 93.18 | - | - | - | - | - | - |
| ***UNITED STATES*** | | | | | | | | | | | | |
| December 31, 2005 | - | - | - | - | - | - | - | - | - | - | - | - |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | - | - | - | - | - | - | - | - | - |
| Technical Revisions | - | - | - | - | - | - | - | - | - | - | - | - |
| Discoveries | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisitions | - | - | - | - | - | - | - | - | - | - | - | - |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | - | - | - | - | - | - | - | - | - | - | - | - |
| Production | - | - | - | - | - | - | - | - | - | - | - | - |
| December 31, 2006 | - | - | - | - | - | - | - | - | - | - | - | - |
| ***TOTAL COMPANY*** | | | | | | | | | | | | |
| December 31, 2005 | - | - | - | 37.36 | 51.22 | 88.58 | - | - | - | - | - | - |
| Extensions | - | - | - | - | - | - | - | - | - | - | - | - |
| Improved Recovery | - | - | - | 3.82 | (3.82) | - | - | - | - | - | - | - |
| Technical Revisions | - | - | - | 3.15 | 3.27 | 6.41 | - | - | - | - | - | - |
| Discoveries | - | - | - | - | - | - | - | - | - | - | - | - |
| Acquisitions | - | - | - | .65 | (.30) | .35 | - | - | - | - | - | - |
| Dispositions | - | - | - | - | - | - | - | - | - | - | - | - |
| Economic Factors | - | - | - | (4.52) | 3.41 | (1.11) | - | - | - | - | - | - |
| Production | - | - | - | (1.04) | - | (1.04) | - | - | - | - | - | - |
| December 31, 2006 | - | - | - | 39.41 | 53.79 | 93.18 | - | - | - | - | - | - |

For the purposes of this reconciliation, changes under "Acquisitions" include all forecast base production from wells taken over during 2006 and wells anticipated to be taken over in future years. Changes under "Improved recovery" include all incremental recovery gains associated with reactivating wells. In this category, transfer of a number of wells to the Proved category from the Probable category, compared with the 2006 plan, results in a reduction due to improved recovery in Probable category and a corresponding addition to the Proved category. Changes under "Technical Revisions" include all changes due to revisions in forecast parameters associated with all wells. Changes under "Economic Factors" result from changes in oil prices and all factors affecting changes in economic limit cutoffs.

[1] Note: there is no synthetic oil reserve data to report

## 4.2 Future Net Revenue Reconciliation

A reconciliation of changes to the net present value of the Company's future net revenue discounted at 10% attributable to the Company's net proved reserves estimated using constant prices and costs is provided in Table 4.2.

FORM 51-101F1

TABLE 4.2

RECONCILIATION OF COMPANY FUTURE NET REVENUE
NET PRESENT VALUES OF FUTURE NET REVENUE AFTER TAX
Discounted at 10% per Year

TOTAL PROVED RESERVES
CONSTANT PRICES AND COSTS

| PERIOD AND FACTOR | | 2006 - $US Millions |
|---|---|---|
| ***ALBANIA*** | | |
| **Estimated Future Net Revenue (after tax) at December 31, 2005** | $ | 76.5 |
| Sales and Transfers of Oil and Gas, Net of Production Costs and Royalties | $ | (10.5) |
| Net Changes in Prices, Production Costs and Royalties related to Future (Forecast) Production | $ | 26.5 |
| Changes in Previously Estimated Development Costs incurred during the period | $ | (6.9) |
| Changes in Estimated Future (Forecast) Development Costs | $ | (17.9) |
| Extensions and Improved Recovery | $ | 19.1 |
| Discoveries | $ | - |
| Acquisitions of Reserves | $ | - |
| Dispositions of Reserves | $ | - |
| Net Change Resulting from (Technical Reserves) revisions plus all other changes | $ | 27.3 |
| Accretion of Discount | $ | 18.7 |
| Net Change in Income Taxes | $ | (14.4) |
| Other significant factors | | |
| **Estimated Future Net Revenue (after tax) at December 31, 2006** | $ | 118.3 |
| ***UNITED STATES*** | | |
| **Estimated Future Net Revenue (after tax) at December 31, 2005** | $ | - |
| Sales and Transfers of Oil and Gas, Net of Production Costs and Royalties | $ | - |
| Net Changes in Prices, Production Costs and Royalties related to Future (Forecast) Production | $ | - |
| Changes In Previously Estimated Development Costs incurred during the period | $ | - |
| Changes In Estimated Future (Forecast) Development Costs | $ | - |
| Extensions and Improved Recovery | $ | - |
| Discoveries | $ | - |
| Acquisitions of Reserves | $ | - |
| Dispositions of Reserves | $ | - |
| Net Change Resulting from (Techncial Reserves) revisions plus all other changes | $ | - |
| Accretion of Discount | $ | - |
| Net Change in Income Taxes | $ | - |
| Other significant factors | $ | - |
| **Estimated Future Net Revenue (after tax) at December 31, 2006** | $ | - |
| ***TOTAL COMPANY*** | | |
| **Estimated Future Net Revenue (after tax) at December 31, 2005** | $ | 76.5 |
| Sales and Transfers of Oil and Gas, Net of Production Costs and Royalties | $ | (10.5) |
| Net Changes in Prices, Production Costs and Royalties related to Future (Forecast) Production | $ | 26.5 |
| Changes In Previously Estimated Development Costs incurred during the period | $ | (6.9) |
| Changes in Estimated Future (Forecast) Development Costs | $ | (17.9) |
| Extensions and Improved Recovery | $ | 19.1 |
| Discoveries | $ | - |
| Acquisitions of Reserves | $ | - |
| Dispositions of Reserves | $ | - |
| Net Change Resulting from (Techncial Reserves) revisions plus all other changes | $ | 27.3 |
| Accretion of Discount | $ | 18.7 |
| Net Change In Income Taxes | $ | (14.4) |
| Other significant factors | $ | - |
| **Estimated Future Net Revenue (after tax) at December 31, 2006** | $ | 118.3 |

## PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA

### 5.1 Undeveloped Reserves

The Company's undeveloped reserves exist only in its Patos Marinza property. Most of these reserves are designated within the undeveloped category because relatively significant capital expenditures will be required in order to render these reserves capable of production.

Plans for future development of these undeveloped reserves (based on Forecast Prices) are summarized below:

### Canadian Properties

There are no reserves assigned to any Canadian properties.

### Albanian Property

*Patos Marinza*

APA assigns 34.0 MMboe (Company 100% WI share) Gross Proved Undeveloped and 57.7 MMboe Probable Additional Undeveloped reserves to the Patos Marinza field. These volumes are forecast to be recoverable from continued development of the field by taking over and re-activating heavy oil production wells throughout the reservoir. The Proved Undeveloped reserves are planned to be put on stream by a programme of 449 well reactivations by capital investments over a period from 2007 to 2014. For the first five years, this programme includes 87 well reactivations in 2007, 60 in 2008, 87 in 2009, 76 in 2010 and 50 in 2011. The Probable Additional Undeveloped reserves are likewise planned to be put on stream by a programme of capital investment in 149 additional well reactivations over a period from 2006 through 2020. For the first five years, the Proved + Probable programme is comprised of 85 wells in 2007, 31 in 2008, 35 in 2009, 67 in 2010 and 80 in 2011. The reactivation programmes are scheduled to maintain the capacity of production facilities for as long as is feasible. There are fewer wells in the first few years of the Proved + probable programme compared to the Proved programme because of a higher forecast well productivity. In addition, a programme of well re-completions is planned, consisting of 61 re-completions over six years in the Proved category and 104 re-completions over fourteen years in the Proved + Probable category.

Forecasts of oil production rate and producing well counts for the development of Proved and Probable reserves are generated utilizing the outcomes of a probabilistic approach to reserves determination. The production forecast are based on re-completing existing wells and applying the decline parameters established at the P90, and P50 levels.

Successful recompletion well counts are derived by applying a chance of success (COS) to the total number of reactivation opportunities. The success rate for any given reactivation attempt is uncertain, therefore has been treated probabilistically. The average success rate during 2006 was estimated at 78%. This success rate is critical to the commercial success of the field as the development mainly entails the recompletion of wells to establish the higher production rates and a more efficient recovery mechanism versus replacing existing wells with new drilling which is significantly higher in costs.

### United States of America Properties

There are no reserves assigned to the U.S. properties.

## 5.2 Significant Factors or Uncertainties

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows there from are based upon a number of variable factors and assumptions, such as availability of capital to fund required infrastructure, commodity prices, production performance of re-completed wells and well re-completion success rates, the assumed effects of regulation by government agencies and future operating costs. All of these estimates may vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected there from, may vary. The Company's actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company's reserves or the future net revenue associated with such reserves include:

- *Canada:* Material changes to existing taxation or royalty rates and/or regulations, changes to environmental laws and regulations.

- *Albania:* Political instability, potential and actual civil disturbances, restriction on repatriation of funds, changes in laws affecting foreign ownership, existing contracts, environmental regulations, oil and gas prices, production regulations, royalty rates, income taxes, potential expropriation of property without fair compensation and restriction on exports.

- *United States:* Material changes to existing taxation or royalty rates and/or regulations, changes to environmental laws and regulations.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and other oil and gas information contained in this Form 51-101F1 are contained in the Company's Management Discussion and Analysis filed under the Company's profile at www.SEDAR.com and in the AIF under "Risk Factors".

## 5.3 Future Development Costs

A summary of the estimated development costs deducted in the estimation of future net revenue attributable to various reserves categories and prepared under various price and cost assumptions are summarized in the following table. The Company expects to fund its estimated future development costs through some combination of internally generated cash flow and debt financing, or the possible sale of existing assets. There can be no guarantee that funds will be available or that the Board of Directors of the Company will allocate funding to develop all of the reserves requiring development in the APA Report. Failure to develop such reserves could negatively impact future net revenue.

FORM 51-101F1 TABLE 5.3

## SUMMARY OF ESTIMATED DEVELOPMENT COSTS ATTRIBUTABLE TO RESERVES

| | ESTIMATED DEVELOPMENT COSTS ($US millions) | | |
|---|---|---|---|
| | TOTAL PROVED | | TOTAL PROVED + PROBABLE |
| | CONSTANT PRICES & COSTS | FORECAST PRICES AND COSTS | FORECAST PRICES AND COSTS |
| ***ALBANIA*** | | | |
| 2007 | 41.81 | 41.81 | 42.49 |
| 2008 | 23.81 | 24.29 | 21.41 |
| 2009 | 27.22 | 28.32 | 17.05 |
| 2010 | 23.28 | 24.70 | 22.38 |
| 2011 | 13.43 | 14.54 | 26.57 |
| **Total all years** | | | |
| Undiscounted | 157.57 | 164.71 | 234.86 |
| Discounted @ 10% | 122.67 | 127.43 | 150.15 |
| ***UNITED STATES*** | | | |
| 2007 | - | - | - |
| 2008 | - | - | - |
| 2009 | - | - | - |
| 2010 | - | - | - |
| 2011 | - | - | - |
| **Total all years** | | | |
| Undiscounted | - | - | - |
| Discounted @ 10% | - | - | - |
| ***TOTAL COMPANY*** | | | |
| 2007 | 41.81 | 41.81 | 42.49 |
| 2008 | 23.81 | 24.29 | 21.41 |
| 2009 | 27.22 | 28.32 | 17.05 |
| 2010 | 23.28 | 24.70 | 22.38 |
| 2011 | 13.43 | 14.54 | 26.57 |
| **Total all years** | | | |
| Undiscounted | 157.57 | 164.71 | 234.86 |
| Discounted @ 10% | 122.67 | 127.43 | 150.15 |

## PART 6: OTHER OIL AND GAS INFORMATION

### 6.1 Oil and Gas Properties and Wells

The following discussion outlines the Company's important properties, plants, facilities and installations:

*Canada:*

The Company has no oil and gas properties in Canada.

*Albania:*

The Patos Marinza heavy oilfield is located in southern Albania and was discovered in 1928. It the largest onshore oilfield in continental Europe in terms of original oil-in-place. Historically, Albpetrol was the sole operator of the field.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a Petroleum Agreement with Albpetrol under its existing license with the AKBN. The Company's wholly owned subsidiary Bankers Albania entered into the Petroleum Agreement in July 2004, granting the Company the right to evaluate the potential for redevelopment of the Patos Marinza oilfield for a period of 24 months and to propose a PoD. The Company started its operations by taking over 28 producing wells and 1 water disposal well in late July 2004. By the end of 2006, the Company had taken over 182 additional wells from Albpetrol and re-activated 166 of them, with 8 wells waiting to be re-completed at the end of the year. The Company's total well inventory at the end of 2006 was 211 (gross and net.) Of this total well inventory, 150 were producing wells, 4 are water disposal wells, and 57 are non-producing wells in at year end.

The Company's PoD was approved by the AKBN in March, 2006. This approval allows the Company to take-over the remaining wells in the field on a defined basis consistent with the PoD and produce and sell oil under the existing license agreement for a period of 25 years with an option to extend at the Company's election for further five year increments.

The terms of the Petroleum Agreement include a 1% gross over-riding royalty payable to Albpetrol which increases to 3% to 5% (based on an incremental sliding scale) after payout of funds expended by the Company. In addition, the Company pays a royalty to Albpetrol for the latter's share of pre-existing production from the wells taken over by Bankers. This royalty is calculated on a per well basis using 70% of the average production for the preceding six months declining at 15% per annum. For the original 28 oil wells taken-over in July 2004, a fixed pre-existing production rate was applied and is declined at 10% per annum; 20 of the 28 wells have no pre-existing production liability as they were newly drilled wells by the previous operator, AAP.

The Company sells crude oil produced from Patos Marinza to Armo pursuant to an agreement under which Armo has agreed to purchase up to a maximum of 5,000 barrels of oil per day. The price per barrel received by the Company under its agreement with Armo (subject to production quality) is determined by reference to the price of the Brent crude oil with caps and collars. The cap for Brent during 2006 was $36.75 per barrel which resulted in the maximum price of $23.85 per barrel to the Company. Subsequent to year-end, the Company negotiated a new price with ARMO which is set at 16,050 Lek per ton which translates to $25.83 per barrel using the 2006 average exchange rate of 98 Lek to one dollar. In the event the price of the Brent Crude falls below $39.00 or the exchange rate falls outside the range of 90 to 105 Lek to one dollar, the price will be reviewed at the request of either party. The current price will remain in effect until the parties agree to a new price.

Bankers has the right to export all of its production from the Patos Marinza oilfield. The Company commenced exporting some of its crude oil production to an Italian refinery in November 2005. In February 2006, the Company formalized its relationship with this refinery by entering into a contract, which was later amended in July 2006 with respect to the pricing formula. The new formula is based on market prices of a basket of refined products processed from the Company's crude oil. During 2006, the Company exported 32% of its production at an average price of $30.86.

*United States:*

Palo Duro Basin, Texas

The Company holds approximately 375,000 net acres[2] of land in the Palo Duro Basin, Texas, located roughly 260 miles northwest of the Fort Worth Basin which is home to the Barnett Shale play. The Palo Duro Basin shale gas play encompasses the counties of Briscoe, Floyd and Motley and targets Pennsylvanian-aged shales that exist at depths between 7,000 and 10,500 feet in the Bend group. The Company has working interests that range from 65% to 100%

The aggregate consideration paid to December 31, 2006 for the interests held or currently being acquired in the Palo Duro Basin is approximately $37.0 million for lease bonus and acquisition costs. The 2006 Vintage acquisition included approximately 118,000 net acres in the Palo Duro Basin, increasing Bankers' land position in the basin to approximately 375,000 net acres. This acreage provides Bankers with large consolidated blocks in what the Company believes is the core area for the Bend shale and makes it the largest oil and gas leaseholder in the Basin.

During 2006, the Company drilled three wells in the Palo Duro basin, Texas, two of which are presently suspended pending future completions and one which has oil production at a low rate. The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 Mmcf of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.

The Company is currently evaluating another recently drilled well, the Cogdell 64 #1. Successful results from this well may result in commercial production and an expanded drilling program in the basin. A second well is also planned in a different part of the Palo Duro basin in 2007 to test a different concept.

Arkoma/Ardmore Basins, Oklahoma

In Oklahoma, the Company is targeting two unconventional shale gas prospects in the Arkoma and Ardmore basins on lands acquired from Vintage in May 2006. Bankers holds 24,000 net acres, targeting the Caney and Woodford shales, which are Mississippian in age. The Woodford shale is proving itself to be a significant shale play. Exploration activity is showing positive results and the Company expects to develop this into a production area.

In December 2006, the Company drilled its first well, the Nickel Hill #1-26 (75% working interest) to a total depth of 9,983 feet. The well is located in Carter County near the vicinity of Woodford shale gas production from naturally fractured formations. In January 2007, the vertical well had a stable rate of 470 Mcf of natural gas per day along with some condensate over a five day test. Based on Schlumberger's gas shale analysis log, the well has 330 net feet of Woodford shale and a calculated original gas in place of 222 Bcf per section. The well was successfully fracture stimulated in January 2007 and was monitored with a surface seismic array to provide information on fracture direction and dimensions. The array was subsequently used to acquire a small 3D seismic survey around the well. The results have been processed and are being used to aid in the selection of an offset horizontal well location, which is planned for the first half of 2007.

Bankers intends to tie-in the Nickel Hill #1-26 well to a nearby gas gathering system during first half of 2007. In addition, the Company will drill offset horizontal wells as well as vertical wells further away from the well in the Carter and Johnson Counties in order to further assess the shale gas potential and confirm the scope of the project. In 2007, the Company also plans to shoot a broad 3D seismic survey over its 14,000 net acres in the two Counties. Information from the survey will be utilized in the creation of a field development plan.

In Hughes County, the Lake Holdenville #35-1 well (89% working interest) was drilled to a total depth of 5,499 feet and cased in late December. The Woodford shale encountered a net thickness of 160 feet and has

[2] Net acreage calculated prior to the proposed sale of up to 27% of its Palo Duro acreage to Palo Duro Operating (U.S.) Inc., which transaction is still subject to conditions and has not closed as of the date of this document.

63 Bcf per section of original gas in place as indicated by the Schlumberger shale analysis log. Analysis of additional technical data from this well was used to design a fracture stimulation that was completed in the first quarter of 2007. The well is currently flowing back fracture fluid and then will be tested. Establishing production from this well would expand the productive Woodford shale area currently being developed by other operators in Hughes County.

*Appalachian Basin, New York*

In upstate New York, Bankers is targeting shale gas and hydrothermal dolomite prospects in the Appalachian Basin on lands acquired from Vintage Petroleum LLC in May 2006. The 19,000 net acres acquired targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the Late Ordovician age, Utica Shale.

In late 2006, Bankers commenced a shallow three-well exploration program, with target horizons ranging from 1,000 to 3,000 feet. Intermediate casing was set on the Butler Creek well to just above the main target, the Trenton-Black River formations. The rig was then moved to the second location, South Mill Pond, to drill and case the intermediate hole. The rig was then released until the weather clears in the spring. Following this, the rig will move to the last well, Legasse Road, to perform the same operation. After intermediate casing is set in all three wells, the Company plan to re-enter and drill out each well utilizing air drilling techniques.

The Company also plans to fracture stimulate two other existing wells during the first half of 2007. One of the wells had an initial 30-day un-stimulated flow rate of approximately 300 Mcf/d, which declined to approximately 15 Mcf/d after nine months of production, shortly after which it was shut-in for logging. Drilling the three wells and fracture stimulating the two existing wells will provide Bankers with the right to earn a 70% working interest in two existing well bores and another 24,000 net acres.

At December 31, 2006, no reserves were assigned to the acreage in the U.S. due to its early stage development. The following table shows the Company's interest in various properties, land holdings and their associated assets:

FORM 51-101F1

TABLE 6.1

OIL AND GAS PROPERTIES AND WELLS ASSOCIATED WITH RESERVES
As at December 31, 2006

| PROPERTIES | LOCATION | ACREAGE (acres) DEVELOPED Gross | DEVELOPED Net | UNDEVELOPED Gross | UNDEVELOPED Net | TOTAL Gross | TOTAL Net | PLANTS, FACILITIES AND INSTALLATIONS |
|---|---|---|---|---|---|---|---|---|
| *ALBANIA* | | | | | | | | |
| Patos Marinza Field | Central Albania | 51 | 51 | 249 | 249 | 300 | 300 | Two production pads, adjacent field offices and production handling facilities and storage area. |
| Total | | 51 | 51 | 249 | 249 | 300 | 300 | |
| *UNITED STATES* | | | | | | | | |
| Palo Duro Basin | Texas, USA | - | - | - | - | - | - | |
| Arkoma Basin | Oklahoma, USA | - | - | - | - | - | - | |
| Ardmore Basin | Oklahoma, USA | - | - | - | - | - | - | |
| Appalachian Basin | New York, USA | - | - | - | - | - | - | |
| Total | | - | - | - | - | - | - | |
| *TOTAL COMPANY* | | | | | | | | |
| Totals | | 51 | 51 | 249 | 249 | 300 | 300 | - - |

| WELLS | Crude Oil Gross Wells | Crude Oil Net Wells | Natural Gas Gross Wells | Natural Gas Net Wells | Suspended (1) Gross Wells | Suspended (1) Net Wells | Service (2) Gross Wells | Service (2) Net Wells | Total Gross Wells | Total Net Wells |
|---|---|---|---|---|---|---|---|---|---|---|
| *ALBANIA* | | | | | | | | | | |
| Patos Marinza Producing Wells | 92 | 92 | - | - | | | 1 | 1 | 93 | 93 |
| Patos Marinza Non Producing Wells | | | | | 13 | 13 | | | 13 | 13 |
| Total | 92 | 92 | - | - | 13 | 13 | 1 | 1 | 106 | 106 |
| *UNITED STATES* | | | | | | | | | | |
| Palo Duro Basin Producing Wells | - | - | - | - | - | - | - | - | - | - |
| Palo Duro Basin Non Producing Wells | - | - | - | - | - | - | - | - | - | - |
| Oklahoma Producing Wells | - | - | - | - | - | - | - | - | - | - |
| Oklahoma Non Producing Wells | - | - | - | - | - | - | - | - | - | - |
| New York Producing Wells | - | - | - | - | - | - | - | - | - | - |
| New York Non Producing Wells | - | - | - | - | - | - | - | - | - | - |
| Total | - | - | - | - | - | - | - | - | - | - |
| *TOTAL COMPANY* | | | | | | | | | | |
| Total | 92 | 92 | - | - | 13 | 13 | 1 | 1 | 106 | 106 |

(1) "Suspended" wells mean wells which are capable of production but which, for a variety of reasons, including, but not limited to lack of markets or development are not placed on production at the present time
(2) "Service" wells are used for the disposal or injection of water or other in-field service operations related to the oil and gas production

## 6.2 Properties with No Attributed Reserves

The Company's unproved properties, including those for which the Company expects its rights to explore, develop and exploit to expire within one year, are outlined in the following table.

FORM 51-101F1

Table 6.2

PROPERTIES WITH NO ATTRIBUTED RESERVES
as of December 31, 2006

| PROPERTIES | LOCATION | UNDEVELOPED ACREAGE (Acres) | | COMPANY INTEREST (%) | WORK COMMITTMENTS (existence, nature, timing & cost) |
|---|---|---|---|---|---|
| | | Gross | Net | | |
| *UNITED STATES* | | | | | |
| Palo Duro Basin, Texas | Floyd, Motley & Briscoe Counties, TX | 480,000 | 375,000 | 65 - 100% † | Have drill commitements on 5 leases; rest are 2 to 4 years or more |
| Carter & Johnston Project | Carter & Johnston counties, OK | 29,500 | 14,700 | .1 - 100% | Of the 550 acres to expire in 2007, BNK has extended approximately 400 acres currently. Total extension cost expected to be about $200,000 |
| Hughes Project | Hughes county, OK | 19,000 | 6,350 | .1 - 100% | 2,100 net acres expire in 2007, working on extensions, in final stages with owners of 1,400 acres. Cost expected to be about $400,000 |
| McIntosh county | McIntosh county, OK | 16,400 | 4,300 | .1 - 100% | Approximately 570 net acres expire in 2007; no plans for acreage at this time |
| Empire Project | Wayne County, NY | 18,870 | 18,650 | 100% | Leases do not expire for 2+ years |
| Lenape Project (to be earned) | Wayne County, NY | 35,295 | 24,707 | 70% | Right to earn upon completion of drilling 3 wells, fracture stimulating two and payment of $937,000 |
| Woolbank Creek | Mississippi & Alabama | 105,355 | 95,000 | 100% | Most leases don't expire for more than 3 years |
| Total | | 704,420 | 538,707 | | |
| *TOTAL COMPANY* | | | | | |
| Totals (approximately) | | 704,420 | 538,707 | | |

## 6.3 Forward Contracts

The Company is not bound by any agreements which may impact the realization of future full market prices for its oil and gas production as described in this report.

The Company has no transportation obligations or commitments for future deliveries which exceed its expected related future production form proved reserves, as estimated using forecast prices and costs.

## 6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

FORM 51-101F1 Table 6.4

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS
as of December 31, 2006

ABANDONMENT AND RECLAMATION COSTS ($US Millions)
Constant Prices and Costs

ALBANIA

| Estimation Method Used | | Total Net Wells | | Total Cost (Million$US) | | | |
|---|---|---|---|---|---|---|---|
| | | | | Proved Reserves | | Proved + Probable Reserves | |
| | | Proved | Proved + Probable | Undiscounted | Discounted @ 10%/annum | Undiscounted | Discounted @ 10%/annum |
| Standard engineering design cost estimating methodology, using historical cost databases | 2007 | - | - | - | - | - | - |
| | 2008 | - | - | - | - | - | - |
| | 2009 | - | - | - | - | - | - |
| | Total | 487 | 637 | 14.2 | 2.9 | 17.7 | 1.8 |

UNITED STATES

| Estimation Method Used | | Total Net Wells | | Total Cost (Million$US) | | | |
|---|---|---|---|---|---|---|---|
| | | | | Proved Reserves | | Proved + Probable Reserves | |
| | | Proved | Proved + Probable | Undiscounted | Discounted @ 10%/annum | Undiscounted | Discounted @ 10%/annum |
| | 2007 | - | - | - | - | - | - |
| | 2008 | - | - | - | - | - | - |
| | 2009 | - | - | - | - | - | - |
| | Total | - | - | - | - | - | - |

TOTAL COMPANY

| Estimation Method Used | | Total Net Wells | | Total Cost (Million$US) | | | |
|---|---|---|---|---|---|---|---|
| | | | | Proved Reserves | | Proved + Probable Reserves | |
| | | Proved | Proved + Probable | Undiscounted | Discounted @ 10%/annum | Undiscounted | Discounted @ 10%/annum |
| | 2007 | - | - | - | - | - | - |
| | 2008 | - | - | - | - | - | - |
| | 2009 | - | - | - | - | - | - |
| | Total | 487 | 637 | 14.2 | 2.9 | 17.7 | 1.8 |

* As the United States has no reserves, there are no abandonment and reclamation costs associated with reserves. Abandonment and reclamation costs have been booked for U.S. operations in Bankers' 2006 financial statements

## 6.5 Tax Horizon

*Canada:* The Company has currently no revenue generating properties in Canada. Bankers has available for deduction against future Canadian taxable income non-capital losses of approximately $9,520,000. These losses, if not utilized, will expire commencing in 2008.

*Albania:* The Patos Marinza concession is forecast to become taxable in 2011 and beyond under the forecast price scenario for proved reserves.

*United States:* The Company has currently no revenue generating properties in the United States.

## 6.6 Costs Incurred

For the year ended December 31, 2006, the Company incurred costs related to its acquisition, exploration and development activities as outlined in the following table.

| | Costs Incurred (US$ millions) | | |
|---|---|---|---|
| | Canada | Albania | United States |
| Property Acquisition Costs: | | | |
| Proved Properties | Nil | Nil | |
| Unproved Properties/ Wells | Nil | Nil | 35.3 |
| Exploration Costs | Nil | Nil | 14.8 |
| Development Costs | Nil | 37.0 | Nil |

## 6.7 Exploration and Development Activities

The Company's drilling activity and results for the year ended December 31, 2006, are summarized in the following table. It should be noted that the data outlined in this table reflects those wells that the Company participated in and where the rig was released during the period.

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| Canada | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | Nil | Nil | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | Nil | Nil | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | Nil | Nil | Nil | Nil |
| Albania | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | Nil | Nil | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | Nil | Nil | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | Nil | Nil | Nil | Nil |
| United States | | | | |
| Oil Wells | Nil | Nil | Nil | Nil |
| Gas Wells | Nil | Nil | Nil | Nil |
| Service Wells | Nil | Nil | Nil | Nil |
| Suspended Wells | 15 | 14 | Nil | Nil |
| Abandoned Wells | Nil | Nil | Nil | Nil |
| Total Wells | 15 | 14 | Nil | Nil |

The Company's important exploration and development activities are summarized as follows:

***Canada:***

The Company did not engage in any exploration and development activity in Canada during 2006.

*Albania:*

No exploration activity is planned for the Albanian area, as the Company's activities are entirely associated with development, by well reactivations, in the Patos Marinza field. During 2006, the Company took over 105 wells from Albpetrol to increase its total well inventory to 211 at the end of the year. In December, 122 wells were active oil producers with 28 wells waiting on servicing, eight wells waiting to be reactivated, 49 wells suspended, and four wells used for water disposal.

Reactivation activities include removal of Albpetrol surface equipment, surface lease remediation, construction of new lease around the wellhead and road, removal of Albpetrol down-hole equipment, well clean-out, cement bond logging, and installation of progressive cavity pumping system with associated surface drive equipment. In some wells, perforations are added to complete new intervals in the well and improve productivity.

During 2006 and beyond, the Company expects to continue its program of taking over wells from Albpetrol to continue its programme of development at a pace consistent with the development plans discussed in Part 5.1 of this report.

*United States*

During 2006, Bankers acquired approximately 250,000 net acres of undeveloped oil and gas leases situated in the Central and Northern regions of the United States and related data and information from Vintage. The acquisition brought Bankers total U.S. holdings to approximately 500,000 net acres. This acreage is believed to be prospective for oil and gas but have no attributable reserves.

In January 2007, Bankers entered into a letter of intent to sell to Peninsula Merchant Syndications Corp. up to a 27% interest in all of its leasehold interests as of January 1, 2007 in the Palo Duro basin, Texas, for a consideration of $19.5 million, a minimum of $15.0 million of which is payable in cash. Peninsula subsequently advised Bankers U.S. that it had assigned its rights under the letter of intent to Centillion. On March 2, 2007, Bankers US entered into a formal agreement with Centillion and its subsidiary, Palo Duro Operating (U.S.), Inc. ("Palo Duro") pursuant to which Palo Duro has agreed, subject to certain conditions, to acquire the interest. Completion of the transaction is subject to certain conditions, and, subject to obtaining all necessary approvals, the transaction is expected to close in May 2007.

## 6.8 Production Estimates

| FORM 51-101F1 | TABLE 6.8<br>SUMMARY OF PRODUCTION ESTIMATES<br>PROVED + PROBABLE RESERVES CASE<br>FOR YEAR 2007 | | | |
|---|---|---|---|---|
| | Estimated Production - 2007 (Gross) | | | |
| RESERVE CATEGORY | LIGHT AND MEDIUM OIL (Mbbl) | HEAVY OIL (Mbbl) | NATURAL GAS (MMscf) | NATURAL GAS LIQUIDS (Mbbl) |
| ***ALBANIA*** | | | | |
| **Total Company** | - | 2,167.4 | - | - |
| **Significant Fields[1]** | | | | |
| Patos Marinza | - | 2,167.4 | - | - |
| ***UNITED STATES*** | | | | |
| **Total Company** | - | - | - | - |
| **Significant Fields[1]** | - | - | - | - |

(1): Significant fields represtent greater than 20% of Company total (by country) of production in first year of forecast

Estimated production volumes derived from the first year (2006) of the cash flow forecasts prepared in conjunction with the Company's reserves data (and included in the APA Report) are provided in the following table.

## 6.9 Production History

The Company's historical production and netback data for period ended December 31, 2006 is presented in Tables 6.9.

FORM 51-101F1 TABLE 6.9

SUMMARY OF
2006 COMPANY SHARE OF PRODUCTION AND NETBACKS

| RESERVE CATEGORY | LIGHT AND MEDIUM OIL | | | | | HEAVY OIL | | | | | NATURAL GAS | | | | | NATURAL GAS LIQUIDS | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total Year | Q1 | Q2 | Q3 | Q4 | Total Year | Q1 | Q2 | Q3 | Q4 | Total Year | Q1 | Q2 | Q3 | Q4 | Total Year |
| *ALBANIA* | | | | | | | | | | | | | | | | | | | | |
| Company share of daily production | | | | | | | | | | | | | | | | | | | | |
| (Bbl/d or Mcf/d before deduction of royalties) | | | | | | 2,570 | 3,1[illegible] | 4,[illegible] | 4,1[illegible] | 3,4[illegible] | | | | | | | | | | |
| Average ($/bbl, or $/Mcf) | | | | | | | | | | | | | | | | | | | | |
| Price received | | | | | | 25.65 | 25.04 | [illegible] | 24.44 | 25.51 | | | | | | | | | | |
| Royalties paid | | | | | | 3.85 | [illegible] | 3.04 | 3.04 | 3.02 | | | | | | | | | | |
| Production costs | | | | | | 13.0[illegible] | 11.57 | 11.15 | 11.[illegible] | 11.[illegible] | | | | | | | | | | |
| Netback | | | | | | 8.61 | 11.[illegible] | 12.44 | 8.75 | 10.5[illegible] | | | | | | | | | | |
| Total Annual Production | | | | | | | | | | | | | | | | | | | | |
| (Mbl or MMcf before deduction of royalties) | | | | | | [illegible] | [illegible] | [illegible] | [illegible] | 1,274.[illegible] | | | | | | | | | | |
| Important fields (greater than 20% of Total) | | | | | | | | | | | | | | | | | | | | |
| Patos Marinza represents 100% of above | | | | | | | | | | | | | | | | | | | | |

## PART 7: NOTES

The following definitions and guidelines are contained in Section 5.4 of Volume 1 of the Canadian Oil and Gas Evaluation Handbook (First Edition, June 30, 2002) prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the "COGE Handbook) and have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Readers should consult the COGE Handbook for additional explanation and guidance. Certain other terms used in this Listing Application have the meanings assigned to them in NI 51-101 and accompanying Companion Policy 51-101 CP, adopted by the Canadian securities regulatory authorities.

Gross

(a) In relation to the Company's interest in production or reserves, its "company gross reserves", which are the Company's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interest of the Company.

(b) In relation to wells, the total number of wells in which the Company has an interest.

(c) In relation to properties, the total area of properties in which the Company has an interest.

Net

(a) In relation to the Company's interest in production or reserves, the Company's working interest (operating and non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in production or reserves.

(b) In relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations from a given date forward, based on:

- Analysis of drilling, geological, geophysical and engineering data;
- The use of established technology; and
- Specified economic conditions

Reserves are classified according to the degree of certainty associated with the estimates:

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) ***Developed reserves*** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for

example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) ***Developed producing reserves*** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) ***Developed non-producing reserves*** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) ***Undeveloped reserves*** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and
- At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Forecast prices and costs

Future prices and costs that are:

(a) Generally accepted as being a reasonable outlook of the future; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary pricing table identifies benchmark reference pricing that apply to the Company.

Constant prices and costs

Prices and costs used in an estimate that are:

(a) The Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a). For the purposes of paragraph (a), the Company's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

RPS Energy

Suite 1400, 800 – Fifth Avenue S.W., Calgary, Alberta T2P 3T6 Canada
T +1 403 265 7226 F +1 403 269 3175 E rpsapa@rpsgroup.com W www.rpsgroup.com
APA Petroleum Engineering Inc., operating as RPS-APA W www.apa-inc.com

March 26, 2007

The Board of Directors,
Bankers Petroleum Ltd.
Suite 800
906, 12th Ave. S.W.
Calgary, AB
T2R 1K7

**Subject: Form 51-101F2, Report on Reserves Data**

1. We have evaluated the Patos Marinza reserves data of Bankers Petroleum Ltd.'s subsidiary company Saxon International Energy Limited (the "Company") as at December 31, 2006. The reserves data consist of the following:
   - (a) (i) Proved and Proved plus Probable oil and gas and gas liquids reserves estimated as at December 31, 2006 using forecast prices and costs; and
     (ii) the related estimated future net revenue; and
   - (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and
     (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a

discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and board of directors:

| Independent Qualified Reserves Evaluator | Description of Evaluation Report | Preparation Date of Evaluation Report | Location of Reserves | Net Present Value of Future Net Revenue[1] Before Income Taxes Proved + Probable Reserves<br>Million US Dollars, 10% discount rate | | |
|---|---|---|---|---|---|---|
| | | | | Audited | Evaluated | Reviewed |
| APA Petroleum Engineering Inc. | "Evaluation of Reserves, Saxon International Energy Ltd. Albanian Assets as at December 31, 2006" | January 15, 2007 | Patos Marinza Field, Albania | $ n/a- | $ 602 | $ n/a |

(1) Future net revenue as defined by "Companion Policy 51-101CP, Standards of Disclosure for Oil and Gas Activities, Appendix 1"

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

**APA Petroleum Engineering Inc,**

Brian D. Weatherill, P.Eng.

**FORM 51-101F3**

**REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE**

Management of Bankers Petroleum Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. Such information includes Reserves Data, which consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserve estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent evaluator has evaluated the Company's reserves data. The report of the independent qualified evaluator is presented below and will be filed with the British Columbia, Alberta and Ontario Securities Commissions concurrently with this report.

The board of directors has:

(a) reviewed the Company's procedures for providing information to the independent qualified evaluator;

(b) met with the independent evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified evaluator.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved the content and filing of the reserves data and other oil and gas information, the filing of the report of the independent qualified evaluator on the reserves data and the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *"Richard Wadsworth"*
Richard Wadsworth, President

(signed) *"Juneyt Tirmandi"*
Juneyt Tirmandi, Chief Financial Officer

(signed) *"Robert Cross"*
Robert Cross, Director

(signed) *"Victor Redekop"*
Victor Redekop, Director

(signed) *"Jonathan Harris"*
Jonathan Harris, Director

(signed): *"John B. Zaozirny"*
John B. Zaozirny, Director

(signed): *"Eric Brown"*
Eric Brown, Director

(signed): *"Ford Nicholson"*
Ford Nicholson, Director

Dated this 29th day of March, 2007

Audited annual financial statements, filed March 30, 2007

## MANAGEMENT'S REPORT

The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year-end. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, APA Petroleum Engineering Inc., to conduct independent evaluations of the Company's oil and gas reserves. The independent external auditors, KPMG LLP, have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of six independent directors, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, and recommend their approval to the Board of Directors.

RICHARD WADWORTH
President

C.S. (JUNEYT) TIRMANDI
Chief Financial Officer

March 29, 2007

## AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Bankers Petroleum Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2005 were audited by another firm of auditors, and their report dated March 23, 2006 expressed an unqualified opinion.

KPMG LLP

CHARTERED ACCOUNTANTS

Calgary, Alberta

March 29, 2007

BANKERS PETROLEUM LTD.

## Consolidated Balance Sheets

As at December 31
(Expressed in Thousands of United States dollars)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 6,329 | $ 13,529 |
| Accounts receivable | 7,214 | 3,846 |
| Crude oil inventory | 713 | 335 |
| Deposits and prepaid expenses | 1,121 | 1,016 |
| | 15,377 | 18,726 |
| **Property, plant and equipment (Note 3)** | 122,653 | 38,120 |
| | $ 138,030 | $ 56,846 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Operating loan (Note 4) | $ 4,772 | $ - |
| Accounts payable and accrued liabilities | 11,369 | 5,766 |
| Current portion of term loan (Note 4) | 125 | - |
| | 16,266 | 5,766 |
| **Term loan (Note 4)** | 1,875 | - |
| **Asset retirement obligations (Note 5)** | 1,593 | - |
| **Future income tax liability (Note 9)** | 3,126 | 282 |
| SHAREHOLDERS' EQUITY | | |
| Share capital (Note 6) | 116,696 | 53,205 |
| Contributed surplus (Note 6) | 4,456 | 2,014 |
| Deficit | (5,982) | (4,421) |
| | 115,170 | 50,798 |
| | $ 138,030 | $ 56,846 |

**Commitments (Note 10)**

**Subsequent events (Note 13)**

See accompanying notes to consolidated financial statements.

Approved by the Board

Director

Director

BANKERS PETROLEUM LTD.

Consolidated Statements of Operations and Deficit

For the year ended December 31
(Expressed in Thousands of United States dollars, except Per Share Amounts)

| | 2006 | 2005 |
|---|---|---|
| REVENUE | | |
| Oil and gas revenue | $ 31,586 | $ 13,709 |
| Royalties | (3,743) | (1,498) |
| | 27,843 | 12,211 |
| EXPENSES | | |
| Operating | 12,481 | 7,643 |
| Sales and transportation | 2,251 | 647 |
| General and administrative | 5,760 | 4,078 |
| Interest on term loan | 68 | - |
| Stock-based compensation (Note 6) | 2,327 | 1,823 |
| Depletion, depreciation and accretion | 4,902 | 2,012 |
| | 27,789 | 16,203 |
| OTHER INCOME (EXPENSES) | | |
| Interest | 569 | 556 |
| Foreign exchange gain (loss) | 660 | (570) |
| Gain on sale of investment | - | 689 |
| | 1,229 | 675 |
| EARNINGS (LOSS) BEFORE INCOME TAXES | 1,283 | (3,317) |
| Future income tax expense (Note 9) | (2,844) | (181) |
| LOSS FOR THE YEAR | (1,561) | (3,498) |
| Deficit, beginning of year | (4,421) | (923) |
| DEFICIT, END OF YEAR | $ (5,982) | $ (4,421) |
| Basic and diluted loss per share | $ (0.01) | $ (0.01) |

See accompanying notes to consolidated financial statements.

BANKERS PETROLEUM LTD.

Consolidated Statements of Cash Flows

For the year ended December 31
(Expressed in Thousands of United States dollars)

| | 2006 | 2005 |
|---|---|---|
| CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | | |
| Loss for the year | $ (1,561) | $ (3,498) |
| Items not involving cash: | | |
| Depletion, depreciation and accretion | 4,902 | 2,012 |
| Future income tax expense | 2,844 | 181 |
| Stock-based compensation (Note 6) | 2,327 | 1,823 |
| Gain on sale of investment | - | (689) |
| | 8,512 | (171) |
| Change in non-cash working capital (Note 11) | (338) | (3,859) |
| | 8,174 | (4,030) |
| INVESTING ACTIVITIES | | |
| Additions to property, plant and equipment | (67,727) | (35,048) |
| Proceeds from sale of investments | - | 2,033 |
| Purchase of investments | - | (513) |
| Restricted cash | - | 1,144 |
| Change in non-cash working capital (Note 11) | 2,090 | 3,832 |
| | (65,637) | (28,552) |
| FINANCING ACTIVITIES | | |
| Issue of common shares, net of share issue costs (Note 6) | 43,491 | 31,590 |
| Operating loan (Note 4) | 4,772 | - |
| Term loan (Note 4) | 2,000 | - |
| | 50,263 | 31,590 |
| DECREASE IN CASH AND CASH EQUIVALENTS | (7,200) | (992) |
| Cash and cash equivalents, beginning of year | 13,529 | 14,521 |
| CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 11) | $ 6,329 | $ 13,529 |

See accompanying notes to consolidated financial statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of U.S. dollars)

### 1. NATURE OF OPERATIONS

The Company is engaged in the exploration for and development and production of oil and natural gas in Albania and the United States.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a petroleum agreement (the "Petroleum Agreement") with Albpetrol Sh.a ("Albpetrol"), the state owned oil company, under Albpetrol's existing license with the National Petroleum Agency ("NPA"). The license has a 25 year term with an option to extend at the Company's election for further five year increments.

In the United States, the Company is engaged in exploration for oil and natural gas in Texas, Oklahoma, Mississippi, Alabama and New York.

### 2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies are outlined below:

(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries: Bankers Petroleum Albania Ltd. (formerly Bankers International Energy Ltd) and Bankers Petroleum (U.S.) Inc.

(b) Foreign currency translation
Transactions denominated in foreign currencies are translated into United States dollar equivalents at exchange rates approximating those in effect at the transaction dates. Foreign currency denominated monetary assets and liabilities are translated at the year-end exchange rate. Gains and losses arising from foreign currency translation are recognized in the statement of operations and deficit.

(c) Measurement uncertainty
Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation, asset retirement obligations, future income taxes, and amounts used for asset impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop these reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Recovery of costs in the United States cost centre is uncertain and dependent upon achieving commerical production, or sale and additional financing.

(d) Revenue recognition
Revenue associated with the sales of the Company's oil and gas is recognized in income when title and risk pass to the buyer, collection is reasonably assured and the price is determinable.

(e) Income taxes
Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(f) Per share amounts
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the aver age market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Weighted average number of common shares used in the calculation of basic and diluted loss per share was 388,782,758 in 2006 (2005 - 318,570,243).

(g) Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(h) Crude oil inventory
Crude oil inventory is valued at the lower of average cost of production and net realizable value.

(i) Property, plant and equipment

*Capitalized Costs*

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

*Depletion and Depreciation*

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

*Ceiling test*

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre .

*Asset retirement obligations*

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion in expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

(j) Stock-based compensation
Compensation costs attributable to all stock options granted to employees and directors are measured at fair value at the date of grant using the Black Scholes option pricing model and expensed over the vesting peirod with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(k) Comparative figures
Certain prior year figures have been re-classified to conform to the current year's presentation.

3. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at December 31:

| | 2006 | | | 2005 |
|---|---|---|---|---|
| | COST | ACCUMULATED DEPLETION AND DEPRECIATION | NET BOOK VALUE | NET BOOK VALUE |
| Oil and gas properties – Albania | $ 61,702 | $ 6,618 | $ 55,084 | $ 21,543 |
| Oil and gas properties – United States | 66,520 | - | 66,520 | 16,062 |
| Equipment, furniture and fixtures | 1,329 | 280 | 1,049 | 515 |
| | $ 129,551 | $ 6,898 | $ 122,653 | $ 38,120 |

In May 2006, the Company closed an acquisition of oil and gas properties in the United States. The purchase price for the assets was $31 million of which $20 million was satisfied by the issuance of 25,971,715 common shares of the Company with a fair market value of CAD $0.877 per share. The balance was paid in cash.

The Company capitalized general and administrative expenses of $1,249 (2005 – $683) in Albania and the United States that were directly related to exploration and development activities.

Depletion for the year ended December 31, 2006 included $137 million (2005 – $123 million) for estimated future development costs associated with proved undeveloped reserves in Albania.

The Company's ceiling test calculation for the Albania cost centre, performed at December 31, 2006, resulted in no impairment loss. The future prices used by the Company in estimating cash flows were based on forecasts by an independent reserves evaluator, adjusted for the Company's quality and transportation differentials. The following table summarizes the benchmark prices used in the calculation:

| | BRENT OIL (US$/BBL) |
|---|---|
| 2007 | 57.99 |
| 2008 | 60.37 |
| 2009 | 58.88 |
| 2010 | 56.87 |
| 2011 | 55.08 |
| Average annual increase, thereafter | 2% |

4. TERM LOAN AND OPERATING DEBT FACILITY

In October 2006, the Company closed a $20 million debt financing with a European financial institution based in Albania. The facility is comprised of a $5 million revolving operating loan and a $15 million five-year term loan. The term loan and operating debt facility is secured by all of the assets of Bankers Petroleum Albania Ltd., the Company's wholly owned subsidiary, assignment of proceeds from the domestic and export crude oil sales contracts, a pledge of the common shares of Bankers Petroleum Albania Ltd., and a guarantee by the Company.

(a) Operating Loan
The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at December 31, 2006, $4,772 of the operating loan was drawn down.

(b) Term Loan
The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at December 31, 2006, $2 million of the $15 million available term loan was drawn down of which $125 was classified as a current liability and $1,875 as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 125 |
| 2008 | | 500 |
| 2009 | | 500 |
| 2010 | | 500 |
| 2011 | | 375 |
| | $ | 2,000 |

5. ASSET RETIREMENT OBLIGATIONS

Prior to the approval of its Plan of Development, the Company did not make a provision for asset retirement obligations in Albania as there was no legal obligation during the evaluation period. Subsequent to approval in March 2006, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $9,780. These obligations will be settled at the end of the Company's 25-year license. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $1,134.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations as $550. These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirmenet obligations of $357.

| | | |
|---|---|---|
| Asset retirement obligations, December 31, 2005 | $ | - |
| Liabilities incurred during the period | | 1,491 |
| Accretion | | 102 |
| Asset retirement obligations, December 31, 2006 | $ | 1,593 |

6. SHAREHOLDERS' EQUITY

(a) Share capital and Contributed surplus

**Authorized**
Unlimited number of common shares with no par value.

**Issued**

| | NUMBER OF COMMON SHARES | | AMOUNT | | CONTRIBUTED SURPLUS |
|---|---|---|---|---|---|
| Balance, December 31, 2004 | 286,295,739 | $ | 20,957 | $ | 593 |
| Shares issued pursuant to private placement | 31,000,000 | | 29,588 | | - |
| Share issuance costs | - | | (1,557) | | - |
| Exercise of warrants and options | 9,219,248 | | 3,282 | | (247) |
| Exercise of compensation options | 1,071,546 | | 679 | | (155) |
| Finder's fee | 400,000 | | 256 | | - |
| Stock-based compensation | - | | - | | 1,823 |
| Balance, December 31, 2005 | 327,986,533 | | 53,205 | | 2,014 |
| Shares issued pursuant to private placement | 50,000,000 | | 43,200 | | - |
| Issue of common shares for oil and gas properties | 25,971,715 | | 20,000 | | |
| Exercise of compensation options | 784,636 | | 381 | | |
| Shares issued on exercise of warrants | 7,323,750 | | 2,608 | | - |
| Share issuance costs | - | | (2,698) | | - |
| Stock-based compensation | - | | - | | 2,442 |
| Balance, December 31, 2006 | 412,066,634 | $ | 116,696 | $ | 4,456 |

In March 2006, the Company completed a financing with a syndicate on a bought-deal basis pursuant to which the Underwriters purchased for resale to the public, an aggregate of 50,000,000 common shares of the Company at a price of CAD$1.00 per common share. The net proceeds of the offering were $40,783, net of share issuance costs.

In May 2006, the Company issued 25,971,715 common shares at a fair market value of CAD $0.877 per share, valued at $20,000 as partial consideration for the acquisition of oil and gas properties in the United States (Note 3).

(b) Warrants

| | NUMBER OF WARRANTS | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| Balance, December 31, 2004 | 30,468,182 | 0.68 |
| Warrants issued on exercise of compensation options | 535,773 | 0.95 |
| Warrants exercised | (7,449,250) | 0.44 |
| Balance, December 31, 2005 | 23,554,705 | 0.76 |
| Warrants issued on exercise of compensation options | 392,318 | 0.95 |
| Warrants exercised | (7,323,750) | 0.40 |
| Warrants expired | (721,250) | 0.40 |
| Balance, December 31, 2006 | 15,902,023 | 0.95 |

The following table summarizes the outstanding and exercisable warrants at December 31, 2006.

| NUMBER OF WARRANTS | EXPIRY DATE | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| 15,902,023 | November 10, 2009 | 0.95 |

(c) Stock Options

The Company has established a "rolling" Stock Option Plan (the "Plan"). The number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued and outstanding shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant.

A summary of the changes in stock options is presented as follows:

| OPTIONS | NUMBER OF WARRANTS | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) |
|---|---|---|
| Balance, December 31, 2004 | 8,500,000 | 0.25 |
| Options granted | 8,025,000 | 1.10 |
| Options forfeited | (150,000) | 1.47 |
| Options exercised | (1,770,000) | 0.28 |
| Balance, December 31, 2005 | 14,605,000 | 0.70 |
| Options granted | 9,075,000 | 0.95 |
| Options forfeited | (150,000) | 1.03 |
| Balance, December 31, 2006 | 23,530,000 | 0.83 |

The following table summarizes the outstanding and exercisable options at December 31, 2006.

| OUTSTANDING | EXERCISABLE | WEIGHTED AVERAGE EXERCISE PRICE (CAD $) | EXPIRY DATE | REMAINING CONTRACTUAL LIFE |
|---|---|---|---|---|
| 6,150,000 | 6,150,000 | 0.22 | June 4, 2009 | 2.4 |
| 500,000 | 500,000 | 0.50 | August 4, 2009 | 2.6 |
| 100,000 | 100,000 | 0.50 | September 1, 2009 | 2.7 |
| 2,480,000 | 1,653,333 | 0.80 | February 11, 2010 | 3.1 |
| 425,000 | 283,334 | 1.47 | April 14, 2010 | 3.3 |
| 2,650,000 | 1,766,668 | 1.15 | May 25, 2010 | 3.4 |
| 150,000 | 100,000 | 1.15 | June 1, 2010 | 3.4 |
| 650,000 | 433,333 | 1.15 | June 24, 2010 | 3.5 |
| 250,000 | 166,667 | 1.34 | November 3, 2010 | 3.8 |
| 350,000 | 233,333 | 1.34 | November 22, 2010 | 3.9 |
| 750,000 | 500,000 | 1.39 | December 16, 2010 | 4.0 |
| 6,650,000 | 2,214,450 | 1.15 | May 16, 2011 | 4.4 |
| 1,750,000 | 458,333 | 0.75 | September 4, 2011 | 4.7 |
| 400,000 | 133,333 | 0.65 | September 15, 2011 | 4.7 |
| 275,000 | 41,666 | 0.55 | October 2, 2011 | 4.8 |
| 23,530,000 | 14,734,450 | | | |

(d) Compensation Options

In connection with the November 2004 private placement, the brokers were issued 1,856,182 compensation options exercisable to purchase units of the Company at a price of CAD$0.55 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at CAD$0.95 until November 10, 2009. As at December 31, 2006, all of the compensation options issued were exercised.

A summary of the changes in compensation options is presented as follows:

| | NUMBER OF COMPENSATION OPTIONS |
|---|---|
| Balance, December 31, 2004 | 1,856,182 |
| Compensation options exercised | (1,071,546) |
| Balance, December 31, 2005 | 784,636 |
| Compensation options exercised | (784,636) |
| Balance, December 31, 2006 | Nil |

(e) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense as $2,442 for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $2,327 (2005 - $1,823) was charged to earnings and $115 (2005 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 3.66% to 4.01% (2005 - 3.28% to 3.92%), a dividend yield of 0% (2005 – 0%), an expected volatility range of 54% to 67% (2005 – 25% to 34%) and expected lives of the stock options of five years (2005 – five) from the date of grant.

7. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

| YEAR ENDED DECEMBER 31, 2006 | ALBANIA | UNITED STATES | CANADA | TOTAL |
|---|---|---|---|---|
| REVENUE | | | | |
| Oil and gas revenue, net of royalties | $ 27,843 | $ - | $ - | $ 27,843 |
| EXPENSES | | | | |
| Operating | 12,481 | - | - | 12,481 |
| Sales and transportation | 2,251 | - | - | 2,251 |
| General and administrative | 2,261 | 580 | 2,919 | 5,760 |
| Interest on long-term debt | 68 | - | - | 68 |
| Stock-based compensation | 575 | 123 | 1,629 | 2,327 |
| Depletion, depreciation and accretion | 4,838 | 20 | 44 | 4,902 |
| | 22,474 | 723 | 4,592 | 27,789 |
| Segment earnings (loss) | 5,369 | (723) | (4,592) | 54 |
| OTHER INCOME | | | | 1,229 |
| Future income tax expense | | | | (2,844) |
| Loss for the year | | | | $ (1,561) |
| Assets, December 31, 2006 | $ 64,822 | $ 67,290 | $ 5,918 | $ 138,030 |
| Additions to property, plant and equipment | $ 37,480 | $ 30,166 | $ 81 | $ 67,727 |

During the year, the Company had sales of $19,887 (2005 – $13,166) to Albanian Refining and Marketing Organization, representing 63% (2005 – 96%) of net sales. The export sales to an Italian refinery were $11,699 (2005 – $543), representing 37% (2005 – 4%) of net sales.

| YEAR ENDED DECEMBER 31, 2005 | ALBANIA | UNITED STATES | CANADA | TOTAL |
| --- | --- | --- | --- | --- |
| REVENUE | | | | |
| Oil and gas revenue, net of royalties | $ 12,211 | $ - | $ - | $ 12,211 |
| EXPENSES | | | | |
| Operating | 7,643 | - | - | 7,643 |
| Sales and transportation | 647 | - | - | 647 |
| General and administrative | 1,470 | 16 | 2,592 | 4,078 |
| Stock-based compensation | 392 | 292 | 1,139 | 1,823 |
| Depletion, depreciation and accretion | 2,006 | - | 6 | 2,012 |
| | 12,158 | 308 | 3,737 | 16,203 |
| Segment earnings (loss) | 53 | (308) | (3,737) | (3,992) |
| OTHER INCOME | | | | 675 |
| Future income tax expense | | | | (181) |
| Loss for the year | | | | $ (3,498) |
| Assets, December 31, 2005 | $ 26,629 | $ 17,311 | $ 12,906 | $ 56,846 |
| Additions to property, plant and equipment | $ 19,721 | $ 15,098 | $ 229 | $ 35,048 |

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006 and 2005, the Company incurred the following expenses with companies related by way of common directors and/or officers:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Oil well servicing | $ | 9,435 | $ | 4,370 |
| Legal fees | | 338 | | 204 |
| Rent and office services | | 56 | | 33 |

The Company contracts for the provision of oil well servicing with a company whose principal shareholder and officer is a director of the Company. The Company incured legal fees in transactions with a firm of which the corporte secretary of the Company is a partner. The Company also paid for rent and office services to a company related by way of common directors.

At December 31, 2006 and 2005, the following amounts payable to companies related by way of common directors and/or officers were included in accounts payable and accrued liabilities. These balances bear no interest and have no fixed terms of repayment:

| $ | | 2006 | | 2005 |
|---|---|---|---|---|
| Oil well servicing | $ | 878 | $ | 870 |
| Legal fees | | 22 | | 17 |

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Earnings (loss) before income taxes | $ | 1,283 | $ | (3,317) |
| Statutory tax rate | | 32.5% | | 33.6% |
| | | 417 | | (1,115) |
| Difference in tax rates between Albania and Canada | | 1,459 | | 75 |
| Non-deductible expenses | | 757 | | 497 |
| Other | | 87 | | - |
| Valuation allowance | | 124 | | 724 |
| Future income tax expense | $ | 2,844 | $ | 181 |

The significant components of the Company's future income tax assets and liabilities are as follows:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| FUTURE INCOME ASSETS | | | | |
| Non-capital loss carryforwards | $ | 2,761 | $ | 2,249 |
| Share issue costs | | 1,037 | | 662 |
| Property, plant and equipment - United States and Canada | | 21 | | - |
| Less: valuation allowances | | (3,819) | | (2,911) |
| Future income tax assets | $ | - | $ | - |
| FUTURE INCOME TAX LIABILITIES | | | | |
| Property, plant and equipment - Albania | $ | 3,126 | $ | 282 |
| Future income tax liability | $ | 3,126 | $ | 282 |

The Company has available for deduction against future Canadian taxable income non-capital losses of approximately $9,520 These losses, if not utilized, will expire commencing 2008.

There are no material timing differences in the United States.

The potential income tax benefits of these future income tax assets have been offset by a valuation allowance and have not been recorded in these financial statements.

Future income tax liabilities result from the temporary differences between the carrying value and tax value of its Albania assets and liabilities.

10. COMMITMENTS

a) Capital Expenditures

In March 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the NPA. Under the Plan of Development submitted to NPA, the Company estimated the remaining capital expenditures as at January 1, 2007 between $125 million to $183 million during the life of the Patos Marinza project. The estimated capital expenditures during the next five years are as follows:

| ($ MILLIONS) | CASE I | CASE II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

*The difference between Case I and Case II relates to maximum future production levels.*

The Petroleum Agreement stipulates that the Company submit to NPA each year an annual program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding.

The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

b) Office Premises

The Company leases office premises. The minimum lease payments for the next five years are as follows:

| | | |
|---|---|---|
| 2007 | $ | 295 |
| 2008 | | 188 |
| 2009 | | 148 |
| 2010 | | 148 |
| 2011 | | 148 |
| Thereafter | | 6 |
| | $ | 933 |

## 11. SUPPLEMENTAL CASH FLOW INFORMATION

| | | 2006 | | 2005 |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Decrease (increase) in current assets | | | | |
| Accounts receivable | $ | (3,368) | $ | (2,655) |
| Inventory | | (378) | | (335) |
| Deposits and prepaid expenses | | (105) | | (458) |
| Increase (decrease) in current liabilities | | | | |
| Accounts payable and accrued liabilities | | 3,513 | | (411) |
| | $ | (338) | $ | (3,859) |
| INVESTING ACTIVITIES | | | | |
| Increase in current liabilities | | | | |
| Accounts payable and accrued liabilities | $ | 2,090 | $ | 3,832 |
| CASH AND CASH EQUIVALENTS | | | | |
| Cash | $ | 2,140 | $ | 3,423 |
| Fixed income investments | | 4,189 | | 10,106 |
| | $ | 6,329 | $ | 13,529 |
| INTEREST PAID | $ | 68 | $ | - |

## 12. FINANCIAL INSTRUMENTS

### Fair Value

The fair value of the Company's accounts receivable, operating line of credit and accounts payable and accrued liabilities approximate their carrying value due to the short term nature of these financial instruments. The fair value of the long-term debt approximates its carrying value as it bears interest at market rates.

### Foreign Exchange Risk

Certain of the Company's expenses are incurred in Canadian and Albanian currencies and are therefore subject to gains and losses due to fluctuations against United States dollar.

**Commodity Price Risk**

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. Currently, no such instruments have been initiated.

**Interest Rate Risk**

The Company is exposed to interest rate risk to the extent that its operating line of credit and term loan are at floating rates of interest.

**Credit Risk**

The majority of the Company's accounts receivable is from purchasers of the Company's oil and gas production. The collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the purchasers.

13. SUBSEQUENT EVENTS

(a) On March 7, 2007, the Company announced that it had entered into a letter of understanding with the wholly owned U.S. subsidiary of a Canadian public company to sell up to 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas. The total consideration to be paid for the acreage is $19.5 million, of which a minimum of $15.0 million will be in cash and the balance of $4.5 million will be paid through issuance of securites of the Canadian parent. This transaction is expected to close in May 2007. The proceeds of disposal will be credited to property, plant and equipment with no gains or losses recongized.

(b) In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CAD$0.70 per unit on a bought-deal basis, resulting in net proceeds of approximately CAD$23,885 after commissions and share issue expenses of CAD$150. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.90 for a period of five years from closing of the offering.

**QUARTERLY SUMMARY**

| ($000s, except as noted) | DEC 31, 06 | SEPT 30, 06 | JUN 30, 06 | MAR 31, 06 | DEC 31, 05 | SEPT 30, 05 | JUN 30, 05 | MAR 31, 05 |
|---|---|---|---|---|---|---|---|---|
| FINANCIAL HIGHLIGHTS | | | | | | | | |
| Funds from (used in) operations | 1,588 | 2,950 | 3,251 | 723 | 650 | (94) | (200) | (526) |
| Loss for the period | (107) | (208) | (253) | (993) | (755) | (315) | (1,355) | (1,073) |
| Basic and diluted loss per share | - | - | - | - | - | - | - | - |
| Additions to property, plant and equipment | 12,374 | 12,853 | 29,106 | 14,285 | 10,810 | 55,353 | 42,500 | 9,522 |
| Total assets | 138,030 | 127,106 | 124,321 | 98,930 | 56,846 | 53,083 | 52,533 | 52,340 |
| Term loan (including current portion) | 2,000 | - | - | - | - | - | - | - |
| OPERATIONAL HIGHLIGHTS | | | | | | | | |
| Average daily production (bopd) | 4,165 | 4,000 | 3,193 | 2,579 | 2,173 | 1,793 | 1,527 | 1,243 |
| Average sales volume (bopd) | 4,113 | 3,776 | 3,175 | 2,474 | 2,184 | 1,791 | 1,475 | 1,210 |
| Average price ($/barrel) | 24.44 | 26.63 | 25.64 | 25.55 | 23.13 | 22.28 | 22.23 | 22.15 |
| Royalties ($/barrel) | 3.04 | 3.04 | 2.98 | 3.05 | 2.77 | 2.59 | 2.20 | 1.95 |
| Sales and transportation ($/barrel) | 1.77 | 2.10 | 1.66 | 1.68 | 1.20 | 0.97 | 0.99 | 1.04 |
| Operating ($/barrel) | 9.88 | 9.05 | 9.91 | 12.31 | 12.46 | 12.23 | 13.00 | 15.68 |
| Netback ($/barrel) | 9.75 | 12.44 | 11.09 | 8.51 | 6.69 | 6.49 | 6.04 | 3.48 |
| Oil and gas revenue | 9,250 | 9,240 | 7,407 | 5,689 | 4,644 | 3,670 | 2,983 | 2,412 |
| Royalties | 1,149 | 1,055 | 860 | 679 | 564 | 426 | 295 | 213 |
| Sales and transportation | 670 | 728 | 480 | 373 | 241 | 161 | 132 | 113 |
| Operating | 3,737 | 3,141 | 2,862 | 2,741 | 2,246 | 1,946 | 1,744 | 1,707 |
| Net operating income | 3,694 | 4,316 | 3,205 | 1,896 | 1,593 | 1,138 | 811 | 379 |
| General and administrative | 1,916 | 1,422 | 1,450 | 972 | 904 | 1,415 | 1,008 | 751 |

## THREE-YEAR SUMMARY

| ($000s, except as noted) | 2006 | 2005 | 2004 |
|---|---|---|---|
| FINANCIAL HIGHLIGHTS | | | |
| Oil and gas revenue | 31,586 | 13,709 | 3,483 |
| Net operating income | 13,111 | 3,921 | 1,320 |
| Loss for the year | (1,561) | (3,498) | (1,217) |
| Funds from (used in) operations | 8,512 | (171) | (512) |
| Additions to property, plant and equipment | 67,727 | 35,048 | 4,914 |
| Total assets | 138,030 | 56,846 | 23,072 |
| Term loan (including current portion) | 2,000 | - | - |
| Total long-term liabilities | 6,594 | 282 | 101 |
| Shareholders' equity | 115,170 | 50,798 | 20,626 |
| OPERATIONAL HIGHLIGHTS | | | |
| Average daily production (bopd) | 3,490 | 1,687 | 1,066 |
| Average sales volume (bopd) | 3,392 | 1,668 | 945 |
| Average price ($/barrel) | 25.51 | 22.52 | 22.30 |
| Netback ($/barrel) | 10.59 | 6.44 | 8.45 |
| Reserves (mmbbl): | | | |
| Proved, net | 38.4 | 37.4 | 27.0 |
| Proved plus probable, net | 93.1 | 88.6 | 84.7 |
| NPV of proved plus probable ($ millions, forecast price, 10%, after tax) | 318.7 | 254.3 | 178.0 |
| U.S. undeveloped land (000s of net acres) | 500 | 257 | - |
| Total employees | 159 | 108 | 93 |
| SHARE INFORMATION | | | |
| Shares outstanding, year-end (millions) | 412 | 328 | 286 |
| Equity market capitalization (CDN$millions) | 268 | 462 | 149 |

## RESERVES

AS AT DECEMBER 31, 2006

Bankers' reserves were prepared by the independent engineering firm of APA Petroleum Engineering Inc. in 2006 as well as prior years. Reserves included herein are stated on a company net interest basis (after royalties). All reserve information has been prepared in accordance with National Instrument NI51-10.

### Summary of Oil and Gas Reserves
Forecast Prices and Costs

| NET INTEREST | HEAVY OIL | NATURAL GAS | TOTAL 2006 | TOTAL 2005 | 2006 CHANGE % |
|---|---|---|---|---|---|
| | (MBBLS) | (BCF) | (MBOE) | (MBOE) | |
| Proved | | | | | |
| Developed producing | 8,845 | - | 8,845 | 4,685 | 89 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 29,536 | - | 29,536 | 32,671 | (10) |
| Total proved | 38,382 | - | 38,382 | 37,356 | 3 |
| Probable | 54,675 | - | 54,675 | 51,219 | 7 |
| Total proved plus probable | 93,057 | - | 93,057 | 88,575 | 5 |

*Note: May not add due to rounding.*

**Net Present Value of Reserves**
**Forecast Prices and Costs**

| NET INTEREST, AFTER INCOME TAXES | UNDISCOUNTED | DISCOUNTED AT 5% | DISCOUNTED AT 10% | 2005 DISCOUNTED AT 10% | 2006 CHANGE % |
|---|---|---|---|---|---|
| Proved | | | | | |
| Developed producing | 77.9 | 70.8 | 64.5 | 25.0 | 158 |
| Developed non-producing | - | - | - | - | - |
| Undeveloped | 128.1 | 83.4 | 53.3 | 33.7 | 58 |
| Total proved | 206.0 | 154.2 | 117.9 | 58.7 | 100 |
| Probable | 574.9 | 324.3 | 200.8 | 195.6 | 3 |
| Total proved plus probable | 780.9 | 478.5 | 318.7 | 254.3 | 25 |

*Note: May not add due to rounding.*

The Company's actual reserves and future production will be greater than or less than the estimates provided. The estimated future net revenue from the production of the Company's reserves does not represent the fair market value of Bankers' reserves. In addition to the information disclosed herein, more detailed information is provided in the Company's National Instrument NI51-101 Statement of Reserves Data and Other Oil and Gas Information as at December 31, 2006, as filed on SEDAR at www.sedar.com.

## NET ASSET VALUE

AS AT DECEMBER 31, 2006

Bankers' net asset value is measured with reference to the net present values of future net revenue, using forecast prices, from reserves estimates evaluated by APA Petroleum Engineering Inc., the independent reserve engineers.

| ($MILLIONS) | BASIC | DILUTED |
|---|---|---|
| NPV of proved + probable reserves (discounted @ 10%)[1] | 318.7 | 318.7 |
| Value of unproved properties at cost[2] | 49.1 | 49.1 |
| Estimated working capital | (0.9) | (0.9) |
| | 366.9 | 366.9 |
| Issued and outstanding common shares (millions) | 412.1 | 451.5 |
| NAV per share | 0.89 | 0.81 |

1 Reserve values are based on after tax estimates of future cash flows as evaluated by the Company's independent qualified reserve evaluators using its future commodity price forecasts.

2 Based on actual cost of acquiring acreage; estimates of fair market value considering recent sales of similar acreage in the same area would result in a higher valuation as of December 31, 2006

This calculation can vary significantly depending on the natural gas and oil price assumptions used by APA. This calculation does not represent a "going-concern" value since it only assumes the reserves contained in the APA report.

## SHARE TRADING INFORMATION

Common shares are listed on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

| | DEC 31, 06 | SEPT 30, 06 | JUN 30, 06 | MAR 31, 06 | DEC 31, 05 | SEPT 30, 05 | JUN 30, 05 | MAR 31, 05 |
|---|---|---|---|---|---|---|---|---|
| TSX TRADING HISTORY (CDN$, except unit volumes) | | | | | | | | |
| High | 0.78 | 0.94 | 1.19 | 1.48 | 1.85 | 1.98 | 1.87 | 2.08 |
| Low | 0.49 | 0.46 | 0.66 | 0.82 | 1.16 | 0.92 | 0.82 | 0.46 |
| Close | 0.65 | 0.55 | 0.75 | 0.93 | 1.41 | 1.86 | 1.18 | 1.72 |
| Volume (000s) | 31,550 | 38,380 | 51,560 | 67,898 | 68,552 | 96,197 | 59,874 | 166,087 |
| AIM TRADING HISTORY (English pounds, except unit volumes) | | | | | | | | |
| High | 30.0 | 40.0 | 56.0 | 73.0 | 93.0 | 100.0 | - | - |
| Low | 25.0 | 26.0 | 35.0 | 45.0 | 57.5 | 45.0 | - | - |
| Close | 30.3 | 26.0 | 35.0 | 50.0 | 72.0 | 92.5 | - | - |
| Volume (000s) | 1,575 | 1,024 | 288 | 167 | 1,919 | 157 | - | - |

** BNK began trading on the AIM market July 6, 2005*

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Average number shares* | 412 | 409 | 391 | 342 | 328 | 326 | 324 | 296 |

** Outstanding, weighted monthly (millions)*

Please contact Computershare Trust Company of Canada as listed on the inside back cover of this report for information about:

- Share certificates
- Duplicate mailings
- Change of address
- Transfer of shares or warrants
- Electronic delivery of shareholder documents

ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee), filed March 30, 2007

**FORM 13-502F1**
**CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE**



**Reporting Issuer Name:** Bankers Petroleum Ltd.

**Fiscal year end date used to calculate capitalization:** December 31, 2006

Market value of listed or quoted securities:

| | | |
|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | 412,066,634 | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | 0.84 | |
| Market value of class or series | (i) X (ii) = | 346,135,972.56 |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) | | (B) |

Market value of other securities:

| | | |
|---|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined) | | (C) |
| (Repeat for each class or series of securities) | | (D) |

**Capitalization**

| | | |
|---|---|---|
| (Add market value of all classes and series of securities) | (A) + (B) + (C) + (D) = | 346,135,972.56 |

**Participation Fee**

| | |
|---|---|
| (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) | $14,700 |

**New reporting issuer's reduced participation fee**, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

**Late Fee**, if applicable
(As determined under section 2.5 of the Rule) N/A

MD&A for the year ended December 31, 2006, filed March 30, 2007

## MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd's (Bankers or the Company) operating and financial results for the year ended December 31, 2006, compared to the preceding two year periods, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, together with the notes related thereto. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at www.bankerspetroleum.com. *All dollar values are expressed in U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles (GAAP).*

This report is prepared as of March 29, 2007.

### NON-GAAP MEASURES

Funds from operations is a non-GAAP measure that represents cash provided by (used in) operating activities, as per consolidated statements of cash flows, before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the funds necessary for future growth.

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross sales volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures used by other companies.

## CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may","will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others, general risks and uncertainties associated with exploration, development, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each management discussion and analysis. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

## BUSINESS PROFILE

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. The Company is targeting growth in production and reserves through utilization of its technical capability and entrepreneurial approach with a particular focus on international heavy oil prospects and natural gas from its large undeveloped land base of unconventional shale plays.

The Company operates in two distinct international areas, Albania (located northwest of Greece in South Eastern Europe) and the United States, through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc. All of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates in the Patos Marinza heavy oilfield pursuant to a license agreement with AKBN, the Albanian National Petroleum Agency and a Petroleum Agreement with Albpetrol Sh.A (Albpetrol), the state owned oil and gas corporation. The Company has a 25 year license to develop and receive 100% of the benefit of all production from the

Patos Marinza heavy oil project which is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in place.

In the United States, Bankers holds an average 75% working interest in an aggregate of approximately one-half million net acres in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale and tight gas sand plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas: the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachian basin in New York.

**OVERVIEW**

| Results at a Glance | 2006 | 2005 | 2004 |
|---|---|---|---|
| FINANCIAL ($000s, except as noted) | | | |
| Oil and gas revenue | 31,586 | 13,709 | 3,483 |
| Net operating income | 13,111 | 3,921 | 1,320 |
| Loss for the year | (1,561) | (3,498) | (1,217) |
| Funds from (used in) operations | 8,512 | (171) | (512) |
| Additions to property, plant and equipment | 67,727 | 35,048 | 4,914 |
| Total assets | 138,030 | 56,846 | 23,072 |
| Term loan (including current portion) | 2,000 | - | - |
| Total long-term liabilities | 6,594 | 282 | 101 |
| Shareholders' equity | 115,170 | 50,798 | 20,626 |
| OPERATING | | | |
| Average daily production (bopd) | 3,490 | 1,687 | 1,066 |
| Average sales volume (bopd) | 3,392 | 1,668 | 945 |
| Average price ($/barrel) | 25.51 | 22.52 | 22.30 |
| Netback ($/barrel) | 10.59 | 6.44 | 8.45 |


Oil & Gas Revenue
(millions)
$35
$30
$25
$20
$15
$10
$5
0
2004
2005
2006
Net Operating Income
(millions)
$15
$12
$9
$6
$3
0
2004
2005
2006
Average Daily Production
(BOPD)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
Shareholders Equity
(millions)
$120
$100
$80
$60
$40
$20
0
2004
2005
2006

In 2006, the Company continued to increase its production, revenue and funds from operations through well re-activations in Albania. The active well count increased to 122 at the end of 2006 from 67 in 2005 and 34 in 2004.

Average oil price increased to $25.51 per barrel from $22.52 per barrel in 2005 and $22.30 per barrel in 2004. The increase in 2006 was primarily related to the commencement of regular crude oil exports at prices higher than those received domestically. Net back per barrel improved to $10.59 in 2006 from $6.44 in 2005 and $8.45 in 2004. The improvement was a result of higher oil prices as well as the 20% reduction in the unit operating costs from $12.55 per barrel in 2005 to $10.08 per barrel in 2006.

Capital expenditures increased to $67.7 million in 2006 from $35.0 million in 2005 and $4.9 million in 2004. In Albania, capital expenditures were $37.5 million in 2006 compared to $19.7 million a year ago as a result of an accelerated program designed to meet the Plan of Development targets. In the U.S., capital expenditures doubled to $30.2 million compared to a year ago, primarily as a result of the acquisition of new shale prospects and increased drilling activities in the Palo Duro basin.

Shareholders' equity increased to $115.2 million from $50.8 million in 2005 and $20.6 million in 2004. In late 2006, the Company arranged a $20.0 million debt facility with a financial institution in Albania. Approximately $6.7 million of the loan was drawn down at year-end.

### Highlights

2006 was a year of significant achievements for Bankers both in Albania and the United States. The highlights of the year are as follows:

- Average production increased 107% to 3,490 bopd from 1,687 bopd in 2005. The exit production in December 2006 was 4,406 bopd.
- Crude oil revenues rose to $31.6 million from $13.7 million a year ago, an increase of 130%.
- Net operating income increased 236% to $13.1 million from $3.9 million in 2005.
- Four shale gas prospects in the Northern and Central regions of the United States were acquired from Vintage Petroleum LLC for a total consideration of $30.0 million of which $20.0 million was satisfied through the issuance of 26 million shares. Upon completion of the transaction, the Company paid $1.0 million in cash and transferred approximately 30,000 net acres to third parties to settle competing claims in respect of some the acquired acreage.
- A $20.0 million debt facility was closed late in the year with Raiffeisen Bank Sh.A in Albania. The debt facility comprises a $15.0 million term loan payable over five years and $5.0 million operating line of credit.
- An equity financing of 50 million common shares on a bought deal basis was closed in March for net proceeds of $40.5 million.

### Albania

- In February, an export sales contract with an Italian refinery was entered into for monthly crude oil exports. During the year, Bankers exported 32% of its production at an average price of $30.86 per barrel.
- The Company's Plan of Development for the Patos Marinza heavy oil field was approved by the Albanian authorities. This approval allows Bankers to take-over the remaining wells in the field on a defined basis and produce and sell oil under Albpetrol's existing license for a period of 25 years with an option to extend at Bankers' discretion for further five year increments.
- Operating expenses declined 20% to $10.08 per barrel from $12.56 per barrel in 2005, contributing significantly to the increase in netbacks.
- A scoping study for an Enhanced Oil Recovery (EOR) project in the Patos Marinza field was initiated to evaluate the ability to further increase crude oil recovery in the field.

### United States

- In Texas, the Company drilled the Misener #1, Jones #1 and Stansell #1 wells during 2006, two of which are currently suspended pending further completions.
    - Subsequent fracture stimulation of the Misener #1 well resulted in oil production at low rates.
    - The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003 before being damaged by a mechanical failure; however, the stimulation was unable to regain any significant gas productivity.
- In Oklahoma, Bankers drilled its first well, Nickel Hill #1-26, and successfully fracture stimulated it prior to the end of the year. The vertical well had a stabilized rate of 470 mcf of natural gas per day along with six barrels per day of condensate, encountering a net thickness of 330 feet of Woodford shale and 222 billion cubic feet of original gas in place per section. The well is presently shut-in, awaiting pipeline hookup.
    - Bankers also drilled the Lake Holdenville #35-1 well, which encountered Woodford shale of a net thickness of 160 feet and 63 billion cubic feet of original gas in place per section. The well is in the process of being fracture stimulated and tested.
- In New York, Bankers is in the process of drilling and setting intermediate casing on three wells to just above the Company's main objective, the Trenton-Black River formations. The intermediate hole was drilled and cased for the Butler Creek well

in 2006, the South Mill Pond well in early 2007, and the third well, Legasse Road, will be drilled and cased to intermediate hole after the winter season.

**GROWTH STRATEGY**

Bankers' strategy is focused on unconventional oil and gas assets that have long-life reserves with production growth potential. Employing its knowledge base and operational expertise, the Company is working to optimize its existing assets while pursuing new opportunities with upside potential that compliment its current portfolio of resources, creating long-term value for shareholders. This will be accomplished through the attainment of its main objectives: to increase production, reserves, cash flow and net asset value through the optimization of its portfolio of assets.

Bankers' strategic priorities are to:

- Increase reserves and production;
- Control costs through efficient management of operations, taking advantage of economies of scale;
- Pursue new technology applications to improve operations and assist exploration endeavours;
- Explore undeveloped acreage to identify and create development opportunities;
- Maintain a culture that promotes integrity;
- Leverage relationships and knowledge base;
- Maintain a strong focus on employee, contractor and community health and safety;
- Provide economic benefits to communities in which its operates;
- Managing environmental and social performance to minimize ecological impacts and ensure continued stakeholder support; and
- Maintain a strong balance sheet by controlling debt and managing capital expenditures.

In pursuing the long-term growth strategy, Bankers is focused on accessing the heavy oil upside from its Albanian assets, which includes the effective implementation of the Patos Marinza development plan as well as identifying EOR techniques to increase the field's recoverable reserves. The effective takeover and redevelopment of existing wells from Albpetrol continues to increase production, averaging annual production growth of approximately 2,000 bopd since the take-over of the field. This is in line with Bankers' goal of reaching 10,000 to 15,000 bopd from primary recovery techniques by 2010. In addition, the Company's strategy involves identifying and integrating other potential opportunities in Albania to increase overall value.

In the U.S., Bankers' strategy is focused on exploring and developing the potential of the undeveloped acreage in its four shale gas plays in Texas, Oklahoma, New York, and Alabama/Mississippi. The total net acreage holdings in unconventional gas plays strengthen and diversify the Company's land positions in areas that exhibit strong potential for shale and tight sand production. Bankers' goal is to define and execute a commercial development program for a project by year-end, obtaining a natural gas production rate of approximately four mmcf/d, and, in the long-term, become a major player in U.S. unconventional resource plays.

Bankers takes a methodical approach to exploration, utilizing solid engineering and science to fully understand the manufacturing process that is required to economically produce from shale formations. In addition, it leverages the knowledge and relationships of other U.S. shale gas industry players. Thus, the Company will be better able to identify shale opportunities as well as potential upside from secondary oil and gas targets.

### Key Performance Indicators

Key performance indicators relate to those factors that Bankers can directly affect, and are indicators of the Company's ability to provide long-term value to its shareholders. They include optimizing the cost of operations over time and improving exploration and development performance and operations through technology and best practices. Key measurements include operating costs, production volumes and safety performance. These key performance indicators are continuously reviewed and monitored.

In addition, strengthening relationships with employees, governments, communities and other stakeholders are important aspects of the business for Bankers. The effective management of these relationships allows the Company to tap into new growth opportunities and efficiently develop operations for the future.

**CAPABILITY TO DELIVER RESULTS**

Activity in the oil and gas industry is subject to a range of external factors that are difficult to actively manage, including commodity prices, resource demand, environmental regulations and climate conditions. Bankers gives significant consideration to these factors and backs up its strategy by employing and positioning all necessary resources to deliver on its goals and commitment to increase value for shareholders. The Company focuses its capital on opportunities that provide the potential for the best returns. A comprehensive insurance policy is in place to help safeguard its assets, operations and employees. Relationships with stakeholders and key partners are carefully cultivated to assist in the Company's future development and growth. The experienced management team and employees work together to ensure that the Company can fulfill its commitment to deliver.

**INDUSTRY & ECONOMIC FACTORS**

Commodity price and foreign exchange benchmarks for the past two years are as follows:

| | 2006 | 2005 | % |
|---|---|---|---|
| Dated Brent average oil price ($ per barrel) | **65.14** | 55.19 | 18 |
| U.S./ Canadian dollar year-end exchange rate | **1.1530** | 1.1656 | (2) |
| U.S./ Canadian dollar average exchange rate | **1.1344** | 1.2083 | (7) |

World crude oil prices fluctuated significantly in 2006, topping over $78.00 per barrel in July 2006 before settling in between $55.00 to $60.00 per barrel by year-end. The rise in oil prices during the first half of the year could be attributed to political events such as North Korean and Iranian nuclear programs, Israel-Lebanon war and supply disruptions in Nigeria related to insurgency as well as low storage levels in the United States. A benign hurricane season, fears of a slowing U.S. economy lowering demand for oil and ease of political tensions around the world resulted in a sharp decline in prices during the second half of 2006.

Bankers was partially sheltered from the effects of these fluctuations in domestic sales to the Albanian Refining and Marketing Organization, Armo Sh.A (Armo). The price per barrel received by the Company under its contract with Armo is determined by reference to the price of the Brent crude with caps and collars. The cap for 2006 was $36.75 for Brent which resulted in the maximum price of $23.85 per barrel for the Company.

The price per barrel received by the Company in 2006 under its export contract was originally tied directly to the Brent crude. This formula was amended mid-year; under the new formula, the price is determined by reference to the products refined from the Company's crude, which is weighted heavily to fuel oil and bitumen. The mild weather in late fall and early winter resulted in lower fuel oil demand. Therefore, the drop in fuel oil prices were more steep than the decline in the Brent crude. As a result, the Company's export price declined by the end of the year.

The appreciation of the Canadian dollar against its U.S. counterpart continued during 2006. This is largely as a result of concerns over U.S. current account deficits and the strength in the Canadian economy, which was fuelled by high commodity prices.

The fluctuations in the Canadian exchange rate affect the Company's Canadian dollar denominated head office overhead. The fluctuations also impact the Canadian dollar denominated short-term investments. The rise of the Canadian dollar during the spring and summer months shortly after Bankers raised funds in an equity financing was largely responsible for a foreign exchange gain of $660,000 in 2006.

## RESULTS OF OPERATIONS

### Production and Revenue

| | 2006 | 2005 | % |
|---|---|---|---|
| Average daily production (bopd) | 3,490 | 1,687 | 107 |
| Average sales volume (bopd) | 3,392 | 1,668 | 103 |
| Average price ($/barrel) | 25.51 | 22.52 | 13 |
| Oil and gas revenue ($000) | 31,586 | 13,709 | 130 |

During 2006, production continued to increase as more wells were re-activated in Albania, bringing the active well count to 122 from 67 in the preceding year. Total wells taken over in the field amount to 211, of which approximately one-half of the shut-in wells are waiting for workovers or service. Average production increased 107% to 3,490 bopd from 1,687 bopd for the preceding year. The exit production rate was approximately 4,406 at year-end 2006.


Average Daily Production
(BOPD)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Average Price
($/barrel)
$30
$25
$20
$15
$10
$5
0
2005
2006
Oil and Gas Revenue
(millions)
$35
$30
$25
$20
$15
$10
$5
0
2005
2006

Bankers sold 68% of its crude domestically to Armo at an average price of $23.70 per barrel during the year compared to $22.52 per barrel in 2005. The modest improvement resulted from an increase in the price cap included in the Company's contract with Armo from $35.00 per barrel to $36.75 per barrel for Brent crude.

The remaining crude was exported to an Italian refinery under an export sales contract at an average price of $30.86 per barrel. The crude price under this contract is determined by reference to a basket of refined products which fluctuates seasonally. The Company is reviewing its options as to whether amendments are necessary to this contract and continues to seek other export options.

The average oil price for the year was $25.51 per barrel, up 13% from $22.52 per barrel for the preceding year due to the increase in exports and the Brent cap in the Armo contract. Oil and gas revenues for the year were $31.6 million, an increase of 130% over the $13.7 million for the preceding year.

### Royalties, Direct Expenses and Netbacks

Royalties are calculated pursuant to the Petroleum Agreement with Albpetrol in Albania, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on production. Royalties increased to $3.02 per barrel from $2.46 per barrel compared to the preceding year. The increase in royalties over the last year was related to the greater number of wells being taken over from Albpetrol, which resulted in higher pre-existing production. Albpetrol's pre-existing production made up 12% of total production in 2006 compared to 11% in 2005.

Operating expenses declined to $10.08 per barrel from $12.56 per barrel in 2005. The reduction in operating expenses is part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases. Well servicing related costs make up a significant portion of overall operating expenses. These expenses tend to fluctuate from period to period and may result in higher unit operating expenses when well failures exceed the average experienced to date.

Sales and transportation expenses increased to $1.82 per barrel from $1.06 per barrel in the preceding year. This increase was directly related to the incremental costs of additional transportation, inspection and port fees associated with crude oil exports. During 2006, sales and transportation expenses related to exports were $0.9 million. These expenses were nominal in 2005, as the Company had only one export shipment.

The Company's netback per barrel improved 64% to $10.59 per barrel from $6.44 per barrel in 2005. The increase in netbacks largely resulted from higher oil prices received as a result of the reduction in unit operating costs and addition of exports.


Operating Expenses
($/barrel)
15
12
9
6
3
0
2005
2006


Netback
($/barrel)
12
10
8
6
4
2
0
2005
2006

| Netback ($/barrel) | 2006 | 2005 | % |
|---|---|---|---|
| Average price | 25.51 | 22.52 | 13 |
| Royalties | 3.02 | 2.46 | 23 |
| Sales and transportation | 1.82 | 1.06 | 71 |
| Operating | 10.08 | 12.56 | (20) |
| Netback | 10.59 | 6.44 | 64 |

### General and Administrative Expenses

General and administrative expenses (G&A) for the year were $5.8 million compared to $4.1 million for 2005, which included non-recurring charges of approximately $734,000 related to the listing of the Company's common shares on the AIM Market and its migration to the TSX from the TSX Venture Exchange. The increase in G&A reflects higher personnel costs with the addition of new employees, an increase of $1.6 million compared to 2005; higher consulting fees and travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar. Despite the increase in nominal terms, G&A declined on a per barrel basis to $4.52 from $6.62 in 2005 as a result of higher production.

During the year, the Company capitalized G&A of $1,249,000 compared to $683,000 for the preceding year in Albania and the U.S. These expenses were directly related to acquisition, exploration and development activities.

### Stock-based Compensation

The Company determined stock-based compensation expense as $2,442,000 for the stock options vested and/or granted to officers, directors, employees and service providers in 2006. Of this amount $2,327,000 (2005 – $1,823,000) was charged to earnings and $115,000 (2005 – nil) was capitalized. The Company determined these amounts using the Black-Scholes option

pricing model assuming a risk free interest rate range of 3.66% to 4.01% (2005 – 3.28% to 3.92%), a dividend yield of 0% (2005 – 0%), an expected volatility range of 54% to 67% (2005 – 25% to 34%) and expected lives of the stock options of five years (2005 – five) from the date of grant.

### Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses for the year were $4.9 million compared to $2.0 million for 2005. The increase in depletion, depreciation and accretion expenses reflects higher production and increase in depletable assets. The Company's independent reserve evaluation prepared in accordance with the National Instrument NI 51-101 had proved reserves of 38.4 million barrels at December 31, 2006, compared to 37.4 million barrels established in 2005, based on forecast prices and costs.

### Future Income Tax Expense

The net book value of the Albanian assets exceeds their tax values by $6.3 million in Albania. The Company recorded a future income tax expense of $2,844,000 in 2006 (2005 – $181,000) using a tax rate of 50% as a result of this temporary difference between the carrying and tax values of its assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction. The Company's cost recovery pool in Albania is $47.1 million. In Canada, the Company has non-capital losses of approximately $9.5 million, the benefit of which has not been recognized in the financial statements. In the U.S., the Company is not expected to be taxable for foreseeable future.

### Loss for the Year and Funds from Operations

The Company recorded a loss of $1,561,000 ($0.01 per share) during the year compared to a loss of $3,498,000 ($0.01 per share) for the preceding year. Bankers reported a before tax profit of $1,283,000 in 2006 compared to a before tax loss of $3,317,000 in 2005.

Funds from operations for 2006 were $8.5 million during the year compared to funds used in operation of $171,000 for the preceding year. This turn around is a reflection of higher production and oil prices and lower unit operating expenses experienced in the Albanian operations.


Loss for the Year
(millions)
$0.0
$-0.5
$-1.0
$-1.5
$-2.0
$-2.5
$-3.0
$-3.5
2005
2006


Profit/(Loss) Before Tax
(millions)
$1.5
$1.0
$0.5
0.0
$-0.5
$-1.0
$-1.5
$-2.0
$-2.5
$-3.0
$-3.5
2005
2006

### U.S. Operations

During 2006, Bankers did not have any producing properties in the United States; as a result U.S. operations did not generate any oil and gas revenues. The U.S. overhead for 2006 was $847,000 compared to $16,000 in 2005. The Company capitalized $279,000 of its 2006 overhead compared to nil in 2005.

During 2006, the Company drilled three wells in the Palo Duro basin, Texas, two of which are presently suspended pending further completions. One currently has oil production at low rates. In Carter County, Oklahoma, Bankers drilled and successfully fracture stimulated its first well, Nickel Hill #1-26, by the end of the year, which had stabilized flow rates of 470 million cubic feet per day of natural gas. Bankers intends to tie-in this well to a nearby gas gathering system during first half of 2007. A second well drilled in Hughes County, Oklahoma, encountered a potentially productive Woodford shale interval. Analysis of additional technical data from this well was used to design a fracture stimulation that was completed in the first quarter of 2007. The well is currently flowing back fracture fluid and then will be tested. Establishing production from this well would expand the productive Woodford shale area currently being developed by other operators in Hughes County.

### Significant Developments in 2006

Two key events occurred during the year for Bankers: the acquisition of four unconventional shale gas prospects in the United States and the approval of the Plan of Development for the Patos Marinza oilfield in Albania.

Bankers successfully closed the acquisition of four unconventional shale gas prospects in the Northern and Central regions of the United States from Vintage Petroleum, LLC. The total consideration for the transaction was $30.0 million of which $10.0 million was paid in cash and the remainder in 25,971,715 Bankers' common shares at an ascribed price of $0.88 per share. As part of the transaction, approximately 30,000 net acres in the Palo Duro Basin was transferred to third parties, together with an additional $1.0 million cash payment, to settle competing claims in respect of some of the acquired acreage.

This acquisition increased Bankers' total net acreage holdings in unconventional gas plays in the U.S. to over 500,000 net acres, including increasing the Palo Duro basin holdings in Texas by approximately 118,000 net acres. The new prospect lands are located in the Arkoma and Ardmore basins of Oklahoma, the Black Warrior Basin of Mississippi and Alabama and the Appalachian Basin of New York. The acquisition further diversified Bankers' portfolio of prospects and provided a foothold in these very active basins.

The Black Warrior prospect covers approximately 95,000 net acres and targets Pennsylvanian age Pottsville tight gas sands as well as the Mississippian age Floyd shale. Bankers holds 24,000 net acres in the Arkoma and Ardmore basin prospect, targeting the Caney and Woodford shales, which are Mississippian in age. The 19,000 net acres acquired in the Appalachian Basin play targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the late Ordovician age, Utica Shale.

In Albania, Bankers received approval of the Patos Marinza Oilfield Plan of Development, which allows the Company to take-over the remaining wells in the field on a defined basis and produce and sell oil under Albpetrol's existing license for a period of 25 years with an option to extend at the Company's election for further five year increments. The Plan of Development includes taking over consolidated areas of wells from Albpetrol and redeveloping between 80 and 120 wells each year for the first five years along with the necessary infrastructure to attain gross oil production between 10,000 and 15,000 bopd.

Total development costs are anticipated to range between $155.0 to $213.0 million. The Patos Marinza oilfield is estimated to contain some 1.96 billion barrels of original oil in place with current recovery being approximately 6%.


U.S. Net Acres
(thousands)
500
400
300
200
100
0
2005
2006


U.S. Net Acres
(thousands)
400
350
300
250
200
150
100
50
0
New York
Oklahoma
Mississippi/Alabama
Texas

**FOURTH QUARTER 2006**

| THREE MONTHS ENDED DECEMBER 31 | 2006 | 2005 | % |
|---|---|---|---|
| FINANCIAL ($000s, except as noted) | | | |
| Oil and gas revenue | 9,250 | 4,644 | 99 |
| Net operating income | 3,694 | 1,593 | 132 |
| Loss for the period | (107) | (755) | 74 |
| Funds from operations | 1,588 | 650 | 144 |
| Additions to property, plant and equipment | 12,374 | 10,810 | 14 |
| Total assets | 138,030 | 56,846 | 142 |
| Shareholders' equity | 115,170 | 50,798 | 127 |
| OPERATING | | | |
| Average daily production (bopd) | 4,165 | 2,173 | 92 |
| Average sales volume (bopd) | 4,113 | 2,184 | 88 |
| Average price ($/barrel) | 24.44 | 23.13 | 6 |
| Royalties ($/barrel) | 3.04 | 2.77 | 10 |
| Sales and transportation ($/barrel) | 1.77 | 1.20 | 48 |
| Operating ($/barrel) | 9.88 | 12.46 | (21) |
| Netback ($/barrel) | 9.75 | 6.69 | 48 |

Oil revenue during the fourth quarter 2006 increased substantially compared to 2005 levels as a result of higher prices and production. Following the approval of the Plan of Development, the Company commenced the take-over of wells from Albpetrol, which resulted in significant production gains. Production averaged 4,165 bopd during fourth quarter 2006 compared to 2,173 bopd during the fourth quarter of 2005.


Average Daily Production
(BOPD)
5,000
4,000
3,000
2,000
1,000
0
Q4 '05
Q4 '06


Oil and Gas Revenue
(millions)
$10
$8
$6
$4
$2
0
Q4 '05
Q4 '06


Operating Expenses
($/barrel)
15
12
9
6
3
0
Q4 '05
Q4 '06


Netback
($/barrel)
10
8
6
4
2
0
Q4 '05
Q4 '06

When compared to the previous quarter in 2006, revenue during the fourth quarter 2006 was comparable as a result of the offsetting impact of higher production and decline in export price. During the fourth quarter the Company averaged $26.31 per barrel in exports compared to $30.85 in the preceding quarter. Some of this decline was related to the drop in the world oil prices during the quarter. However, the change in the export contract from a Brent based formula to a basket of refined products also contributed to the decline in average price as the fuel oil prices declined more sharply than that of Brent crude. As a consequence, the Company averaged $24.44 per barrel of oil during the fourth quarter of 2006 compared to $26.63 per barrel during the third quarter and $23.13 per barrel in 2005.

Unit operating expenses during the fourth quarter were $9.88 per barrel, up from $9.05 during the third quarter but down from the same period in 2005. During the fourth quarter the Company took over an area of the field that proved more difficult to establish early production. As a result, higher than normal well failures occurred and well servicing costs were negatively impacted.

Sales and transportation expenses on unit basis went down to $1.77 per barrel from $2.10 per barrel compared to the preceding quarter but increased over 2005 due to the higher level of exports. The decline reflects the lower proportionate share of exports in overall sales: 32% of crude was exported in the fourth quarter compared to 43% for the third quarter.

Netback for the fourth quarter was $9.75 per barrel down from $12.44 per barrel for the preceding quarter and up 48% from $6.69 per barrel in the fourth quarter of 2005.

As a result of these factors, funds from operations declined to $1,588,000 from $2,950,000 during the third quarter. Funds from operations were $650,000 for the same period in 2005. The Company posted a loss for the quarter of $107,000 compared to a loss of $208,000 for the third quarter and $755,000 for the same period in 2005. The loss is less than the previous quarter due primarily to lower depletion and future income tax expenses.

During the quarter, Bankers incurred $4.7 million of capital expenditures on well reactivations and $1.1 million on new central treatment facilities in Albania. The balance of the expenditures was incurred on ecology pit construction, miscellaneous asset acquisitions and capitalized G&A. The Company spent $6.0 million in capital expenditures in Albania for the same period in 2005, which were primarily incurred on well-reactivations.

In the U.S., Bankers spent $4.8 million on the drilling and evaluation costs of the Misener #1, Nickel Hill #1-26, Lake Holdenville #35-1 and Butler Creek #1 wells. Approximately $670,000 was related to lease acquisition costs. The balance was capitalized G&A. An additional $4.0 million was spent mainly on lease acquisitions in the U.S. for the same period in 2005.

## CAPITAL EXPENDITURES

| ($000) | 2006 | 2005 | % |
|---|---|---|---|
| Albania | 37,480 | 19,721 | 90 |
| United States | 30,166 | 15,098 | 100 |
| Canada | 81 | 229 | (65) |
| | 67,727* | 35,048* | 93 |

* *Excluding non-cash capital expenditures*

The Company incurred $25.0 million on well reactivations in Albania during 2006. The balance of the expenditures was incurred on construction of pad facilities ($661,000); central treatment facilities ($1.8 million); and miscellaneous asset acquisitions and capitalized G&A. The increase in field inventory of $8.0 million was also recorded as an addition to capital assets. In 2005, the Company spent $18.0 million on well re-activations; the balance of the expenditures was related to miscellaneous asset acquisitions and capitalized G&A.

In the U.S., Bankers incurred $13.9 million on drilling and evaluation costs of wells drilled and tested in Texas, Oklahoma and New York in 2006. The lease acquisition costs including the Vintage acquisition amounted to $15.2 million excluding the share consideration of $20.0 million. Geological and geophysical expenditures were $307,000 with the balance representing the capitalized G&A of $279,000. In 2005, Bankers spent $14.4 million for lease bonus and acquisition costs. Geological and geophysical expenditures amounted to $589,000 and drilling costs were $888,000. The Company also capitalized G&A of $129,000.

**LIQUIDITY AND CAPITAL RESOURCES**

At the end of 2006, the Company had a working capital deficiency of $0.9 million and a term loan of $2.0 million (including current portion). The long-term debt originates from the new $20.0 million debt facility entered into during 2006, comprising a $15.0 million term loan payable over five years and $5.0 million operating line of credit.

The Company's capital expenditure budget for Albania for 2007 is approximately $35.0 million. In the U.S., the planned capital expenditures are budgeted at $23.0 million. There are also capital expenditures of $46.0 million contingent on drilling success and initial development drilling.

Bankers anticipates that it has sufficient capital resources for Albania to fund the 2007 capital expenditure program and to meet working capital requirements. The Company expects to fund the Albanian capital program through cash flows, which are estimated at $17.0 million; available debt facility of $13.0 million; and advances from Bankers of $5.0 million. It should be noted that these advances represent repayment of funds recently transferred from Albania to the Company for use in general working capital.

In March 2007, the Company issued 36,042,858 units on a bought-deal basis for net proceeds of CDN$23.9 million. In January, the Company entered into an agreement with a U.S. based company to sell a 27% working interest in its approximately 375,000 net acres in the Palo Duro basin, Texas, for a total consideration of $19.5 million of which $15.0 million will be paid in cash and the balance in common shares of the purchaser. In March, the U.S. based company assigned its rights under this agreement to a second U.S. based company. The terms of the new purchase and sales agreement remain essentially unchanged. The U.S. company elected to satisfy up to $4.5 million of the purchase price through the issuance of securities, having an ascribed maximum value of CDN$0.35 per security.

The funds raised by the equity financing and the sale of the Palo Duro acreage are anticipated to be more than sufficient to fund the planned capital expenditures. The Company expects that should its planned capital program in the U.S. result in commercial discoveries, it will be able to raise the necessary funds for an expanded capital program through debt, equity, or joint venture arrangements. However there is no assurance that Bankers will be able to secure the necessary funds on terms acceptable to it, or at all, through debt, equity or other means.

## COMMITMENTS

*Plan of Development*

In 2006, the Company's Plan of Development for the Patos Marinza heavy oilfield in Albania was approved by the National Petroleum Agency of Albania (NPA). Under the Plan of Development, the Company estimates the remaining capital expenditures as at January 1, 2007 between $124.8 million to $183.3 million during the life of the Patos Marinza project.

The estimated capital expenditures during the next five years are as follows:

| ($ millions) | CASE I | CASE II |
|---|---|---|
| 2007 | 38.3 | 42.2 |
| 2008 | 31.6 | 29.4 |
| 2009 | 9.5 | 41.6 |
| 2010 | 10.9 | 15.5 |
| 2011 | 9.5 | 10.7 |
| Remaining | 25.0 | 43.9 |
| | 124.8 | 183.3 |

* *The difference between Case I and Case II relates to maximum future production levels*

Under the Petroleum Agreement, Bankers is required to submit an annual program to NPA which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to NPA approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly. In the event that Bankers is not able to generate sufficient capital resources, it may be required to renegotiate the Plan of Development or relinquish all or part of the contract area.

*Office Premises*

The Company has long-term lease commitments in Canada and Albania. The minimum lease payments for the next five years are as follow:

| | | |
|---|---|---|
| 2007 | | 295,000 |
| 2008 | | 188,000 |
| 2009 | | 148,000 |
| 2010 | | 148,000 |
| 2011 | | 148,000 |
| Thereafter | | 6,000 |
| | $ | 933,000 |

*Term Loan*

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. As at December 31, 2006, $2.0 million of the $15.0 million available term loan was drawn down, of which $125,000 was classified as a current liability and $1,875,000 as long-term debt.

Principal repayments of the term loan over the next five years are as follows:

| | | |
|---|---|---|
| 2007 | | 125,000 |
| 2008 | | 500,000 |
| 2009 | | 500,000 |
| 2010 | | 500,000 |
| 2011 | | 375,000 |
| | $ | 2,000,000 |

**RELATED PARTY TRANSACTIONS**

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During the year ended December 31, 2006, the Company transacted $9.4 million of services compared to $4.4 million for 2005. The services can be terminated upon 60 days notice at the election of the Company. At December 31, 2006, the Company owed $878,000 to the drilling company.

During 2006, Bankers incurred legal fees of $338,000 (2005 – $204,000) in transactions with a legal firm of which the corporate secretary of the Company is a partner. The accounts payable to this firm at December 31, 2006 was $22,000.

Bankers also paid $56,000 (2005 – $33,000) for rent and office services to a company related by way of common directors.

**OUTLOOK**

Bankers will continue to pursue a focused approach to long-term growth. The experience, expertise and entrepreneurial attitude of its people will be applied in a prudent manner, maximizing the potential upside of its development and exploration opportunities.

In 2007, management will focus on the following operational priorities:

- Increase annual average crude oil production to between 5,200 and 5,500 bopd and exit the year between 6,000 and 6,500 bopd.
- Improve netbacks from Albanian production to over $11.00 per barrel compared to $10.59 per barrel for 2006 by improving sales contracts, efficiencies and productivity. This will be facilitated by the following:
  - *Increased domestic sales prices:* In January 2007, the Company renegotiated the sale price of its crude to Armo. Under the amendment, the Company will receive 16,050 LEK per ton(adjusted for product quality) from Armo, which translates to $26.52 per barrel at the current exchange rate of 95.45 LEK to one U.S. Dollar. During 2006, the average exchange rate was 98 LEK to one U.S. dollar. Assuming an exchange rate of 100 LEK to one U.S. dollar, the new price represents an increase of 6% over the 2006 price of $23.85 per barrel.
  - *Increased export sales prices:* The price under Bankers' export sale contract is referenced to a basket of refined products. Based on the current world oil prices, the Company estimates 2007 export price will be between $25.00 to $30.00 per barrel.

  - Based on these prices, Bankers estimates an average sale price over $26.00 per barrel during 2007 which will compare favourably to the 2006 average of $25.52 per barrel.
  - ***Maintaining the cost environment:*** Bankers expects royalties, operating and sales and transportation expenses on a per unit basis to be similar to the 2006 levels.
- Complete the study for an EOR project in the Patos Marinza field during the first half of 2007 and begin testing in the second half of the year, subject to the receipt of requisite approvals. EOR techniques provide the potential to increase the field's recovery beyond existing primary production expectations.
- Initiate further studies and engineering to follow up on potential secondary water flood development, horizontal wells and an expanded EOR pilot.
- Define and execute a commercial development program for a U.S. shale gas project by year-end.
- Generate initial natural gas production in the U.S. by the tie-in of the Oklahoma natural gas discovery, the Nickel Hill #1-26 well, during the first half of the year.
- Obtain a natural gas production rate of approximately four mmcf/d by year-end.
- Test under balanced drilling techniques in the various areas of Palo Duro basin.

In Albania, the Company's future growth strategy involves identifying and integrating other potential opportunities to increase overall value. This may include future opportunities such as potential downstream/ upstream integration strategies. For example, in 2007 Bankers will review the possible acquisition of Albania's refineries as recently announced by the government to undergo privatization.

In the U.S. Bankers is focused on exploring and developing the potential of its shale gas plays. Activities to further these goals in 2007 include:

- In the Palo Duro basin, Texas, the Company is currently evaluating the recently drilled Cogdell #64-1 well. Successful results from this well may result in commercial production and an expanded drilling program in the basin.
- A second well is also planned in a different part of the Palo Duro basin to gather further data.
- In Oklahoma, Bankers intends to tie-in the Nickel Hill #1-16 well to a nearby gas gathering system during first half of 2007. In addition, the Company will drill offset horizontal wells as well as vertical wells further away from this well in the Carter and Johnson Counties in order to further assess the shale gas potential and development of the basin.

- In Hughes County, Oklahoma, analysis of additional technical data from the Lake Holdenville well was used to design a fracture stimulation. The well is currently flowing back fracture stimulation fluid. A successful test of the Woodford shale will result in further drilling of vertical and horizontal wells in the immediate area.
- In New York, after drilling and casing three wells to the intermediate hole, Bankers plans to re-enter each well and drill out utilizing air drilling techniques. In addition, fracture stimulations on two existing wells are expected to be performed during the first half of 2007.

Following the Oklahoma discovery, the Company anticipates that it will start producing natural gas in commercial quantities during the second half of 2007.

The following table summarizes Bankers' 2007 forecasts for the year provided throughout the MD&A.

| 2007 Forecast | TARGET |
|---|---|
| Average annual production (Albania) | 5,200 - 5,500 bopd |
| Exit crude oil production rate (December 31, 2007) | 6,000 - 6,500 bopd |
| Exit natural gas production rate (December 31, 2007) | 4.0 mmcf/d |
| Average sales price (per barrel) | $26.00 - $27.00 |
| Domestic sales price (per barrel) | $25.50 - $27.00 |
| Export sales price (per barrel) | $25.00 - $30.00 |
| Netback (per barrel) | $10.00 - $11.00 |
| Capital expenditures: | |
| Albania | $35 million |
| U.S.* | $46 million |

** Includes amounts contingent on drilling success*

**QUARTERLY SUMMARY**

Below is a summary of Bankers' performance over the last eight quarters.

| ($000s, except as noted) | DEC 31 2006 | SEPT 30 2006 | JUNE 30 2006 | MARCH 31 2006 | DEC 31 2005 | Sept 30 2005 | June 30 2005 | March 31 2005 |
|---|---|---|---|---|---|---|---|---|
| Average daily production (bopd) | 4,165 | 4,000 | 3,193 | 2,579 | 2,173 | 1,793 | 1,527 | 1,243 |
| Average sales volume (bopd) | 4,113 | 3,776 | 3,175 | 2,474 | 2,184 | 1,791 | 1,475 | 1,210 |
| Average price ($/barrel) | 24.44 | 26.63 | 25.64 | 25.55 | 23.13 | 22.28 | 22.23 | 22.15 |
| Royalties ($/barrel) | 3.04 | 3.04 | 2.98 | 3.05 | 2.77 | 2.59 | 2.20 | 1.95 |
| Sales and transportation ($/barrel) | 1.77 | 2.10 | 1.66 | 1.68 | 1.20 | 0.97 | 0.99 | 1.04 |
| Operating ($/barrel) | 9.88 | 9.05 | 9.91 | 12.31 | 12.46 | 12.23 | 13.00 | 15.68 |
| Netback ($/barrel) | 9.75 | 12.44 | 11.09 | 8.51 | 6.69 | 6.49 | 6.04 | 3.48 |
| Oil and gas revenues | 9,250 | 9,240 | 7,407 | 5,689 | 4,644 | 3,670 | 2,983 | 2,412 |
| Royalties | 1,149 | 1,055 | 860 | 679 | 564 | 426 | 295 | 213 |
| Sales and transportation | 670 | 728 | 480 | 373 | 241 | 161 | 132 | 113 |
| Operating | 3,737 | 3,141 | 2,862 | 2,741 | 2,246 | 1,946 | 1,744 | 1,707 |
| Net operating income | 3,694 | 4,316 | 3,205 | 1,896 | 1,593 | 1,138 | 811 | 379 |
| General and administrative | 1,916 | 1,422 | 1,450 | 972 | 904 | 1,415 | 1,008 | 751 |
| Funds from (used in) operations | 1,588 | 2,950 | 3,251 | 723 | 650 | (94) | (200) | (526) |
| Loss for the period | (107) | (208) | (253) | (993) | (755) | (315) | (1,355) | (1,073) |
| Basic and diluted loss per share | - | - | - | - | - | - | - | - |
| Total assets | 138,030 | 127,106 | 124,321 | 98,930 | 56,846 | 53,083 | 52,533 | 52,340 |
| Term loan (including current portion) | 2,000 | - | - | - | - | - | - | - |

Average Daily Production
(BOPD)


5,000
4,000
3,000
2,000
1,000
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06

Netback
($/barrel)


15
12
9
6
3
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06

Oil and Gas Revenue
(millions)


$10
$8
$6
$4
$2
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06

Operating Expenses
($/barrel)


20
15
10
5
0
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company's control such as seasonality and exchange rates.

- Seasonality of winter operating conditions combined with the timing of transfer of wells from Albpetrol entails that production increases are typically higher in the second and third quarters. However, higher than normal well failures and winter operating conditions resulted in a more modest increase in average production for the fourth quarter of 2006. Over the past two years, the Company averaged production increases of approximately 400 to 500 bopd per quarter.
- As new wells come on stream, there is a build-up period in production, higher sand production and higher well servicing costs, which is typical for heavy oil wells in the first year of production.
- The increase in royalties is related to the greater number of wells being taken over from Albpetrol, which results in higher pre-existing production.
- The decrease in operating costs is a part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases.
- Depreciation of the U.S. dollar against all major currencies during the past two years had the effect of increasing operating costs and the investment in property, plant and equipment.
- The increase in G&A reflects the addition of new employees and consultants, higher travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar.

**OUTSTANDING SHARE DATA**

There were approximately 412 million and 448 million shares outstanding on December 31, 2006 and March 29, 2007, respectively. In addition, the Company had approximately 39 million and 63 million stock options, warrants and compensation options outstanding as of the same dates, respectively.

Officers and executive of the Company have an approximate 15% direct ownership in the Company. This creates a strong alignment with shareholders and a team that is dedicated to activities that support future value creation.

## CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are disclosed in Note 2 to the Audited Consolidated Financial Statements. Preparation of financial statements in accordance with GAAP requires that management make estimates that affect the reported amount of assets, liabilities, revenues and expenses. The estimates used in applying these critical accounting policies for property, plant and equipment are as follows:

### Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

### Depletion and Depreciation

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

### Ceiling Test

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre .

### Asset Retirement Obligations

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

## CHANGES IN ACCOUNTING POLICIES

There have been no changes to any accounting policies.

**EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES**

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in regulatory filings is recorded, processed, summarized and reported within the time periods specified. They also include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Bankers' President and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation took into consideration the processes, systems and capabilities relating to regulatory filings, public disclosures, and the identification and communication of material information as well as the functioning of the officers, the board of directors, and board committees. Based on this evaluation, management has concluded that the Company's disclosure controls are effective to provide reasonable assurance that material information relating to the Company is made known to management on a timely basis.

There have been no significant changes to Bankers' disclosure controls or in other factors that could significantly affect these controls subsequent to the evaluation date and the filing date of the MD&A.

News release, filed March 26, 2007

Bankers PETROLEUM LTD

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PROVIDES NOTICE OF RELEASE OF 2006 RESULTS AND CONFERENCE CALL

## *AGM to Be Held May 22, 2007*

**CALGARY, March 26, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) will post its 2006 quarter results on SEDAR (www.sedar.com) on Friday, March 30, 2007.

Richard Wadsworth, President, will host a conference call with the investment community to discuss the results on Monday, April 2, at 9:00 a.m. MDT, 11:00 a.m. EDT, 4:00 p.m. BST. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-733-7571 or 1-416-644-3414 approximately 10 minutes prior to the call. An archived recording of the call with be available shortly after the completion of the call through April 16, 2007 by dialling 1-416-640-1917 or 1-877-289-8525 and entering pass code 21224404#.

A live audio webcast of the conference call will also be available on Bankers' website at www.bankerspetroleum.com. Shortly after the call, an audio archive will be posted on the website for 90 days.

### *2007 Annual General Meeting*

Bankers' Annual General Meeting of Shareholders will be held on Tuesday May 22, 2007 at the Hyatt Regency in Calgary, Alberta. A webcast of the annual General Meeting will be available on Bankers' website at www.bankerspetroleum.com.

The close of business on April 17, 2007 has been fixed as the record date for the determination of those shareholders entitled to receive notice of and to vote at the meeting. A Notice of Meeting and Management Information Circular will be mailed to shareholders in advance of the meeting.

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

\- 30 –

**For further information, contact:**

Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Notice of meeting and record date, filed March 22, 2007

Computershare

**SEDAR PROFILE # 3780**

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

**Investor Services**

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 22, 2007

To: All Canadian Securities Regulatory Authorities

**Subject: Bankers Petroleum Ltd.**

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type : | Annual General meeting |
| 2. | Security Description of Voting Issue : | Common Shares |
| 3. | CUSIP Number : | 066 286 105 |
| | ISIN : | CA 066 286 105 7 |
| 4. | Record Date for Notice of Meeting : | April 17, 2007 |
| | Record Date for Voting : | April 17, 2007 |
| 5. | Meeting Date : | May 22, 2007 |
| 6. | Meeting Location : | Calgary, AB |

Sincerely,

**Computershare Trust Company of Canada /**
**Computershare Investor Services Inc.**

Agent for Bankers Petroleum Ltd.

Material change report, filed March 14, 2007

# Form 51-102F3

*Material Change Report*

**Item 1** **Name and Address of Company**

Bankers Petroleum Ltd. (the "Company")
Suite 400, 906 – 12th Ave. S.W.
Calgary, Alberta T2R 1K7

**Item 2** **Date of Material Change**

March 6, 2007

**Item 3** **News Release**

Issued March 7, 2007 and distributed through the facilities of Canada Newswire Group.

**Item 4** **Summary of Material Change**

The Company announced the execution of a purchase and sale agreemwnt with Palo Duro Operating (U.S.), Inc.

**Item 5** **Full Description of Material Change**

**5.1** **Full Description of Material Change**

See attached news release.

**5.2** **Disclosure for Restructuring Transactions**

N/A

**Item 6** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7** **Omitted Information**

No information has been omitted on the basis that it is confidential information.

**tem 8** **Executive Officer**

Contact: Susan J. Soprovich, VP, Investor Relations and Corporate Governance.
Telephone: (403) 513-2699

**Item 9** **Date of Report**

March 14, 2007.

News release, filed March 14, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM PARTNERS WITH CENTILLION FOR PALO DURO BASIN EXPLORATION PROGRAM

## *Peninsula Assigns Previous Agreement with Bankers to Centillion*

**CALGARY, March 7, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has entered into a purchase and sale agreement with Palo Duro Operating (U.S.), Inc., a wholly-owned subsidiary of Centillion Industries Inc. (Centillion, TSXV: CID.H), for the sale of up to 27% of its approximate 375,000 net acres in the Palo Duro basin, Texas. Centillion has guaranteed the obligations of its subsidiary under the agreement. Peninsula Merchant Syndications Corp. assigned it rights under the previously announced letter of understanding with the Company to Centillion. The assignment was subject to Bankers consent which was granted upon execution of the agreement with Centillion.

Bankers will continue as operator of all programs on the Palo Duro lands.

The total consideration to be paid for the acreage is unchanged: US$19.5 million, of which a minimum of US$15.0 million will be in cash. Centillion is entitled to elect prior to closing to satisfy up to US$4.5 million of the purchase price through the issuance of securities of Centillion, having an ascribed maximum value of CDN$0.35 per security. Completion of the transaction is subject to certain conditions, including, but not limited to completion of a CDN$40 million equity financing by Centillion and approval of the TSX Venture Exchange. Subject to obtaining all necessary approvals, the transaction is expected to close in May 2007. Bankers is entitled to terminate the agreement and retain a non-refundable deposit if all conditions to closing have not been fulfilled on or before May 29, 2007.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed transaction with Centillion and planned work programs on the Company's US properties constitute forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*The transaction with Centillion is subject to certain conditions that may or may not be satisfied within the time frame anticipated or at all. If Centillion does not complete the acquisition for any reason, the Company's work programs for which the proceeds are intended to be used may have to be curtailed and funding sought from other sources. There is no assurance that such funding will be available to the Company on reasonable terms or at all and any financing could dilute the Company's interest in its properties or be dilutive to existing shareholders. Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. Attainment of commercial production is dependent upon a number of factors and subject to risks including, but not limited to the ability to establish economic flow rates, ultimate hydrocarbon recoveries, future pipeline capacity, and availability of the necessary equipment, personnel and*

*financial resources. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analyses, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Material document (Common Share Purchase Warrant Indenture), filed March 14, 2007

**BANKERS PETROLEUM LTD.**

- and -

**COMPUTERSHARE TRUST COMPANY OF CANADA**

---

# COMMON SHARE PURCHASE WARRANT INDENTURE

---

Providing for the Issue of
Common Share Purchase Warrants

March 1, 2007

TABLE OF CONTENTS

**THIS WARRANT INDENTURE** dated as of March 1, 2007.

**AMONG:**

**BANKERS PETROLEUM LTD.**, a company organized under the laws of British Columbia and having an office at Suite 800, 906 – 12 Avenue S.W., Calgary, Alberta T2R 1K7

(hereinafter called the "**Company**")

**AND:**

**COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company registered under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada and having an office at Suite 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8

(hereinafter called the "**Trustee**")

**RECITALS:**

A. All capitalized terms used in these recitals have the meanings ascribed to them in section 1.1 below;

B. The Company proposes to issue up to 18,021,429 Warrants;

C. For such purpose the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D. The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E. All things necessary have been done and performed to make the Warrants, when certified by the Trustee and issued as provided in this indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this indenture;

F. The foregoing recitals are made as statements of fact by the Company and not by the Trustee; and

H. The Trustee has agreed to act as the trustee of the Warrants and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this indenture from time to time;

**NOW THEREFORE, THIS INDENTURE WITNESSES** that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby mutually acknowledged,

## ARTICLE 1

## INTERPRETATION

### 1.1 Definitions

In this indenture, unless there is something in the subject matter or context inconsistent therewith:

"**AIM**" means the AIM market of the London Stock Exchange plc and any successor thereof;

"**Applicable Legislation**" means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to trust indentures and/or the rights, duties or obligations of issuers and trustees under trust indentures as are from time to time in force and applicable to this indenture;

"**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in Calgary, Alberta or Toronto, Ontario or a civic or statutory holiday in Calgary, Alberta or Toronto, Ontario;

"**Common Shares**", subject to subsection 5.3(3), means fully paid and non-assessable common shares without par value in the capital of the Company;

"**Company**" means Bankers Petroleum Ltd., a company organized under the laws of the Province of British Columbia, and its lawful successor(s) from time to time;

"**Company's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

"**Convertible Securities**" means securities of the Company (other than the Warrants) or of any other issuer that are convertible into or exchangeable for or otherwise carries the right to acquire Common Shares;

"**counsel**" means a barrister, solicitor or attorney (who may be an employee of the Company) or a firm of barristers and solicitors or attorneys (who may be counsel to the Company), in both cases acceptable to the Trustee, acting reasonably;

"**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors of the Company and approved by the Trustee; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the directors of the Company and approved by the Trustee;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

"**director**" means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to "action by the board of directors" means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

"**Exchange Basis**" means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights

attached to the Warrants pursuant to the provisions of this indenture and which, as at the date hereof, is equal to one Common Share per Warrant;

"**Exercise Date**" with respect to any Warrant means the date on which all of the documents and payments required for the exercise thereof are deemed to have been surrendered for exercise in accordance with the provisions of Article 4;

"**Exercise Form**" has the meaning ascribed thereto in subsection 4.1(1);

"**Exercise Price**" means the purchase price payable for each Common Share issuable upon exercise of each Warrant, such price to be $0.90 for each Common Share, subject to adjustment in accordance with the provisions of this indenture;

"**extraordinary resolution**" has the meaning ascribed thereto in sections 8.12 and 8.15;

"**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act;

"**person**" means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Securities Laws**" means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the provinces in Canada in which Warrants have been distributed and the United States and each of the states of the United States in which Warrants have been issued and sold, the applicable policy statements issued by the securities regulators in each of such provinces and territories of Canada and the United States and each of such states of the United States, and the rules and policies of the TSX;

"**Share Reorganization**" has the meaning ascribed thereto in subsection 5.2(1);

"**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series in the capital of the Company;

"**subsidiary of the Company**" means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, "**voting shares**" means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"**this Warrant Indenture**", "**this indenture**", "**herein**", "**hereby**" and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this indenture;

"**Time of Expiry**" means, in respect of a Warrant issued hereunder and irrespective of the date of issue, 4:30 p.m. (local time in the City of Calgary) on March 1, 2012;

"**trading day**" means a day on which a stock exchange or over-the-counter market on which the Common Shares are listed or quoted is open for trading or quotation;

"**Transfer Agent**" means the transfer agent or agents for the time being of the Common Shares;

"**Trustee**" means Computershare Trust Company of Canada, at its principal office in Calgary Alberta, or any lawful successor thereto including through operation of section 10.8;

"**TSX**" means The Toronto Stock Exchange and any successor thereof;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Certificates**" means the certificates representing the Warrants substantially in the form attached as Schedule "A" hereto or such other form as may be approved under section 2.2, evidencing Warrants;

"**Warrantholders** " or "**holders** " means the persons whose names are entered for the time being in the register maintained pursuant to section 3.4;

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders entitled to purchase, in the aggregate, at least 25% of the aggregate number of the Common Shares that could be acquired pursuant to the exercise of all Warrants then outstanding, which requests the Trustee to take some action or proceeding specified therein;

"**Warrant Shares**" means the Common Shares issuable on exercise of the Warrants;

"**Warrants**" means the common share purchase warrants created by the Company under subsection 2.1 and issued and certified hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrant may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**" and "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director of the Company and may consist of one or more instruments so executed.

1.2 **Words Importing the Singular**

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3 **Interpretation not Affected by Headings**

The division of this indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this indenture.

1.4 **Day not a Business Day**

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 **Time of the Essence**

Time shall be of the essence in all respects in this indenture, the Warrants and the Warrant Certificates.

1.6 **Governing Law**

This indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7 **Meaning of "outstanding" for Certain Purposes**

Every Warrant represented by a Warrant Certificate certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or until the Time of Expiry, provided that:

a) where a new Warrant Certificate has been issued pursuant to section 2.5 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding; and

b) a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of the Warrants.

1.8 **Currency**

Unless otherwise stated, all dollar amounts referred to in this indenture are in Canadian dollars.

1.9 **Termination**

This indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this indenture shall continue in effect thereafter, if applicable, until the Company and the Trustee have fulfilled all of their respective obligations under this indenture.

## ARTICLE 2

## ISSUE OF WARRANTS

2.1 **Issue of Warrants**

Up to 18,021,429 Warrants entitling the registered holders thereof to acquire an aggregate of 18,021,429 Common Shares subject to adjustment as provided herein are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth and shall be executed by the Company and certified by or on behalf of the Trustee upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4.

2.2 **Form and Terms of Warrants**

(1) The Warrant Certificates for the Warrants shall be issuable in registered form only and substantially in the form attached as Schedule "A" hereto, subject to the provisions of this indenture, with such additions, variations and changes as may be required or permitted by the terms of this indenture, and which may from time to time be agreed upon by the Trustee and the Company. All Warrant Certificates shall be dated the date of issue and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants.

(2) The Trustee understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act and that the Company has no present intention to effect such registration. Each Warrant Certificate initially issued to or for the account or benefit of a U.S. Person or a person in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof and all certificates representing Common Shares issuable upon exercise of such Warrants and all certificates issued in exchange therefor or in substitution thereof shall bear the following legend, until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or the applicable state securities laws:

> **"THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE144 UNDER**

**THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, IN EACH CASE SUBJECT TO THE RIGHT OF THE CORPORATION TO REQUIRE DELIVERY OF AN OPINION OF COUNSEL OR CERTIFICATE ACCEPTABLE TO IT IN FORM AND SUBSTANCE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.**

provided that, if the Securities are being sold under clause 4(B) above, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, to the effect set forth in Exhibit B hereto, or in such other form as Computershare Trust Company of Canada or the Corporation may from time to time prescribe; provided, further, that, if any such Securities are being sold under paragraph 4(C)(ii) above, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(3) Subject to the provisions of Articles 4 and 5 herein, each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire upon due exercise and upon the due execution of the exercise form endorsed on the reverse side of or attached to the Warrant Certificate or other instrument of exercise in such form as the Trustee and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 5.2 and 5.3, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this indenture.

(4) Fractional Warrants shall not be issued or otherwise provided for.

**2.3 Signing of Warrant Certificates**

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile or scanned format and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of

certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.4 be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this indenture.

### 2.4 Certification by the Trustee

(1) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Trustee and such certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2) The certification of the Trustee on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or the Warrants (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

### 2.5 Issue in Substitution for Lost Warrants

(1) In the event that any Warrant Certificates issued and certified under this indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.5(2), shall issue and thereupon the Trustee shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate shall be in a form approved by the Trustee and Warrants evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this section shall bear the cost of the issue thereof and in the case of mutilation shall as a condition precedent to the issue thereof, deliver to the Trustee the mutilated Warrant Certificate, and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Trustee in their discretion and the applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Trustee in their discretion and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

### 2.6 Warrantholder not a Shareholder

Nothing in this indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.7 **Warrants to Rank Pari Passu**

All Warrants shall rank pari passu with all other Warrants, whatever may be the actual date of issue of the class of same.

2.8 **Optional Purchases by the Company**

Subject to applicable law, the Company may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this section 2.8 shall forthwith be delivered to and cancelled by the Trustee.

## ARTICLE 3

## EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

3.1 **Exchange of Warrants**

(1) Warrant Certificates may, upon compliance with the requirements ofthe Trustee, be exchanged for Warrant Certificates of different denomination(s) evidencing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Trustee shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2) Warrant Certificates may be exchanged only at the transfer offices of the Trustee in Calgary, Alberta or Toronto, Ontario, or at any other place that is designated by the Company in writing with the approval of the Trustee. Any Warrant Certificates tendered for exchange shall be surrendered to the Trustee or to its agent and cancelled.

3.2 **Charges for Exchange**

For each Warrant Certificate exchanged, the Trustee, except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum for each new Warrant Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Trustee or the Company for all eligible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

3.3 **Ownership of Warrants**

The Company and the Trustee and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute owner of the Warrant(s) represented thereby for all purposes, and the Company and the Trustee and their respective agents shall not be affected by any knowledge to the contrary. Subject to applicable law, the holder of any Warrant shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Common Shares or monies obtainable

pursuant thereto shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any holder.

3.4 **Registration and Transfer of Warrants**

(1) The Company hereby appoints the Trustee as registrar of the Warrants and will cause to be kept by the Trustee at its principal office in Calgary, Alberta or Toronto, Ontario and in such other place or places and by such other agent as the Company with the approval of the Trustee may designate:

(a) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Trustee shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant or Warrants pursuant to the terms of this indenture or the terms thereof; and

(b) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2) No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 3.4(1) hereof, upon surrender to the Trustee of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer of Warrants form attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and, upon compliance with such requirements and such other reasonable requirements as the Trustee may prescribe, such transfer will be recorded on the register of transfers by the Trustee. Notwithstanding the foregoing, Warrants represented by Warrant Certificates bearing the legends set forth in the form of Warrant Certificate attached as Schedule "A" hereto and set out in section 2.2 hereof may not be transferred unless the conditions set out in such legends are met and the Trustee and the Company shall have received evidence, if any, as the Company shall reasonably require to assure the transfer complies with applicable securities laws and the restrictions on transfer set out therein.

(3) The transferee of any Warrant will, after surrender to the Trustee of the Warrant Certificate evidencing such Warrant as required by subsection 3.4(2) hereof and upon compliance with all other conditions in respect thereof required by this indenture or by law, be entitled to be entered on the register of holders referred to in subsection 3.4(1) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4) The Company will be entitled, and may direct the Trustee, to refuse to recognize any transfer, or enter the name of any transferee of any Warrant on the registers referred to in subsection 3.4(1) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. Other than ensuring compliance with the terms of this indenture and the Warrant Certificates, the Trustee is entitled to assume compliance with all Securities Laws and regulatory requirements on the issue, exercise or transfer of any Warrants or Common Shares or other securities issued upon exercise of any Warrants unless

otherwise notified in writing by the Company. No duty shall rest with the Trustee to determine compliance of the transferee or transferor of any Warrant with Securities Laws and regulatory requirements. The Trustee shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Securities Laws and regulatory requirements and the terms of this indenture and the related Warrant Certificates. The Trustee may assume for the purposes of this indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residence of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

(5) Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 3.4 shall bear the appropriate legend(s) set forth in subsections 2.2(2) and 4.8(2), as required by the Transfer of Warrants form.

(6) If the Company obtains the acceptance of any stock exchange for the listing thereon of the Warrants after this indenture is entered into, the Company shall, if it intends to proceed with such listing, provide to the Trustee a form of notice of transmittal acceptable to the Trustee. The notice of transmittal to be sent by the Trustee to the registered Warrantholders shall provide instructions to such holders respecting the exchange of the Warrant Certificate for a form of warrant certificate acceptable to the applicable stock exchange (the "**New Warrant Certificate**"). The Warrant Certificate may not constitute good delivery for the purpose of a transfer through the facilities of the TSX and therefore Warrantholders must deliver the Warrant Certificate to the Trustee and receive a New Warrant Certificate in exchange therefor in order to complete a transfer or sale of Warrants through the facilities of such stock exchange.

### 3.5 Registers Open for Inspection

The registers referred to in subsection 3.4(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Trustee or any Warrantholder. The Trustee shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Trustee and showing the number of Common Shares which might then be acquired upon the exercise of the Warrants held by each such holder.

## ARTICLE 4

## EXERCISE OF WARRANTS

### 4.1 Method of Exercise of Warrants

(1) The registered holder of any Warrant may, at any time prior to the Time of Expiry, exercise the right thereby conferred to acquire Common Shares by surrendering the Warrant Certificate representing such Warrants to the Trustee at its offices in Calgary, Alberta or Toronto, Ontario or at any other place or places that may be designated by the Company with the approval of the Trustee, with a duly completed and executed exercise form (the "**Exercise Form**") of the registered holder or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in

the form and manner satisfactory to the Trustee, substantially in the form set out as part of Schedule "A" attached hereto, specifying the number of Common Shares subscribed for together with (i) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for; and (ii) any opinion of counsel required by the Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form, payment of the Exercise Price and other required documentation shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee.

(2) Any Exercise Form referred to in subsection 4.1(1) shall be signed by the Warrantholder or the Warrantholder's executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee and the Company. The Exercise Form attached to the Warrant Certificate shall be completed to specify the number of Warrants being exercised, the person or persons in whose name or names the Common Shares are to be issued upon exercise, the person's or persons' address or addresses and the number of Common Shares to be issued to each person if more than one is so specified. If any of the Common Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Trustee or to its agent any and all eligible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Warrants and the signature of the Warrantholder shall be guaranteed by an authorized officer of a Canadian chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or in accordance with industry standards.

(3) If, at the time of exercise of the Warrants, there remain restrictions on resale of the Common Shares or remaining Warrants under applicable Securities Laws, the certificates evidencing the Common Shares and remaining Warrants, if any, shall be endorsed with respect to such restrictions.

4.2 **Effect of Exercise of Warrants**

(1) Upon exercise of the Warrants and compliance by the holder with section 4.1, subject to section 4.3 the Common Shares subscribed for shall be deemed to have been issued and the person to whom such Common Shares are to be issued shall be deemed to have become the holder of record of such Common Shares on the Exercise Date unless the transfer registers of the Company for the Common Shares shall be closed on that date, in which case the Common Shares subscribed for shall be deemed to be issued and such person shall be deemed to have become the holder of record of the Common Shares on the date on which the transfer registers are reopened and the Common Shares shall be issued on the later date.

(2) Within five Business Days of the due exercise of a Warrant pursuant to section 4.1, the Company shall cause to be mailed to the person or persons in whose name or names the Common Shares so acquired are to be issued as specified in the Exercise Form and the transfer form, if applicable, attached to the Warrant Certificate at such person's or persons' respective address or addresses specified in the Exercise Form or, if specified in the Exercise Form, cause to be delivered to the person or persons at the office where the Warrants were surrendered, certificates for the appropriate number of Common Shares

that the Warrantholder is subscribing for pursuant to the Warrants surrendered and, if applicable, shall cause the Trustee to mail a Warrant Certificate representing any Warrants not then exercised.

(3) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Common Shares issuable upon exercise of the Warrants may be issued or delivered to a Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(4) The Company or, if required by the Company, the Trustee will give written notice of the issue of the Common Shares issuable upon exercise of the Warrants in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3 **No Fractional Common Shares**

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of Common Shares.

4.4 **Accounting and Recording**

The Trustee shall within five Business Days following the due exercise of a Warrant pursuant to section 4.1 and forthwith after the Time of Expiry, notify the Company in writing of the particulars of the Warrants exercised, if any, which shall include the names and addresses of the persons who became holders of Common Shares on exercise and the Exercise Date.

4.5 **Cancellation of Surrendered Warrant Certificates**

All Warrant Certificates surrendered to the Trustee shall be cancelled by the Trustee and the Trustee shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Trustee. Upon written request therefor of the Company, the Trustee shall furnish the Company with a certificate identifying the Warrant Certificates so cancelled and the number of Warrants evidenced thereby. All Warrants represented by Warrant Certificate which have been duly cancelled shall be without further force or effect whatsoever.

4.6 **Partial Exercise of Warrants**

A Warrantholder may acquire a lesser amount of Common Shares than the number of Common Shares which may be acquired under the Warrants held by such Warrantholder, in which case the Warrantholder shall be entitled at no cost, to receive and the Trustee shall issue, a new Warrant Certificate in respect of the balance of the unexercised Warrants.

4.7 **Expiration of Warrants**

After the Time of Expiry, all rights under any Warrant in respect of which the right of exercise and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.8 **Prohibition on Exercise by U.S. Persons; Exception**

(1) The Warrants and the Common Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the United States unless the Warrant Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Trustee shall not issue or register Common Shares or the certificates representing such Common Shares upon the exercise of Warrants unless the holder of the Warrants has executed and delivered to the Trustee an Exercise Form as attached to the Warrant Certificate indicating that:

(a) such person was an original subscriber for the Warrants and that such person (i) is an Institutional Accredited Investor, exercising the Warrant for its own account or the account of an Institutional Accredited Investor over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Company as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in this indenture; or

(b) the holder of the Warrants has delivered to the Company and the Trustee a written opinion of counsel (or other satisfactory evidence) that the Common Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from the registration thereunder and the Company has confirmed in writing to the Trustee that the opinion of counsel or other evidence is satisfactory to the Company; or

(c) at the time of exercise of the Warrant, the Warrantholder is not in the United States, is not a U.S. Person and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. Person and did not execute or deliver the Exercise Form in the United States.

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements set forth in subsection 4.8(1)(a) or 4.8(1)(b) and, in the case of subsection 4.8(1)(b), the Company has confirmed in writing to the Trustee that the opinion of counsel or other evidence is satisfactory to the Company. Any certificates representing Common Shares issued pursuant to subsection 4.8(1)(a) or 4.8(1)(b) shall bear the legend required by subsection 2.2(2) until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or the applicable state securities laws.

(2) Each Warrant Certificate and each Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend, until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act of the applicable state securities laws:

> "THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT."

(3) The Trustee may rely solely on the Exercise Form attached to the Warrant Certificate and any materials received pursuant to this section, if applicable, in determining whether the Warrantholder has complied with all applicable securities legislation in respect of an exercise of Warrants.

## ARTICLE 5

## ADJUSTMENT OF EXCHANGE BASIS

### 5.1 Definitions

In this Article, the terms "**record date**" and "**effective date**" where used herein shall mean the close of business on the relevant date.

### 5.2 Adjustment of Number of Common Shares and Exercise Price

The acquisition rights as they relate to Common Shares, attaching to the Warrants in effect at any date, and the Exercise Price in respect thereof, shall be subject to adjustment from time to time as follows:

(1) If and whenever at any time prior to the Time of Expiry, the Company shall:

(a) subdivide, redivide or change outstanding Common Shares into a greater number of shares,

(b) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or

(c) issue Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution

(other than the issue of Common Shares and other securities to holders of Common Shares pursuant to dividends paid in the ordinary course on the Common Shares),

(any of such events in these clauses (a), (b) and (c) being called a "Common Share Reorganization"), then effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Common Share Reorganization, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares at no additional cost are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date). Upon any adjustment to the Exercise Price pursuant to subsection 5.2(1), the number of Common Shares subject to the right of purchase under each Warrant shall be contemporaneously adjusted by multiplying the number of Common Shares which theretofore may have been purchased under such Warrant by a fraction of which the numerator shall be the respective Exercise Price in effect immediately prior to such adjustment and the denominator shall be the respective Exercise Price resulting from such adjustment.

(2) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 90 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(3) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Company or any other person (other than the issue of Common Shares and other securities to holders of Common Shares pursuant to dividends paid in the ordinary course on the Common Shares), (ii) rights, options or warrants (excluding those referred to in subsection 5.2(2)), (iii) evidences of its indebtedness or (iv) assets (excluding dividends paid in the ordinary course) then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price of a Common Share on such record date, less the aggregate fair market value (as determined by the directors, which determination shall be conclusive) of such securities shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually is distributed, as the case may be; in this subsection 5.2(3) the term "dividends paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends paid in the ordinary course at the option of shareholders.

(4) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Company (other than as described in subsection 5.2(1)) or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity or a liquidation, dissolution or winding up of the Company (any of such events being hereinafter called a "Capital Reorganization"), any Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon exercise of the Warrants. If determined appropriate by the Trustee to give effect to or to evidence the provisions of this subsection 5.2(4), the Company, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this indenture shall

thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on exercise of its acquisition rights thereafter. Any indenture entered into between the Company, any successor to the Company or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this section 5.2 and which shall apply to successive Capital Reorganizations.

5.3 **Adjustment Rules**

The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

(1) In any case in which subsections 5.2(1), 5.2(2) or 5.2(3) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if, subject to the prior approval of the TSX (or other stock exchange or over-the-counter market on which the Common Shares or Warrants are listed or quoted), the holders of the outstanding Warrants receive the Common Shares or securities exchangeable for or convertible into Common Shares referred to in subsection 5.2(1), the rights, options or warrants referred to in subsection 5.2(2) or the securities, rights, options, warrants, evidences of indebtedness or assets referred to in subsection 5.2(3), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrants having then been exercised into Common Shares at the Exercise Price in effect on the applicable record or effective date, as the case may be.

(2) The adjustments provided for in section 5.2 are cumulative and shall, in the case of adjustments to the Exercise Price or the Exchange Basis, be computed to the nearest whole cent and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of section 5.2, provided that, notwithstanding any other provision of section 5.2, no adjustment of the Exercise Price or the Exchange Basis shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price or the Exchange Basis then in effect; provided, however, that any adjustments which by reason of this subsection 5.3(2) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(3) After any adjustment pursuant to section 5.2, the term "Common Shares" where used in this indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to section 5.2, the Warrantholder is entitled to receive upon the exercise of his Warrant and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to section 5.2, upon the full exercise of a Warrant.

(4) No adjustment in the Exercise Price or the Exchange Basis shall be made pursuant to section 5.2 in respect of the issue of Common Shares pursuant to:

(a) this indenture;

(b) the exercise of options granted pursuant to the Company's stock option plans or pursuant to the exercise of rights under currently outstanding warrants to acquire Common Shares; or

(c) any stock dividend paid in the ordinary course,

and any such issue shall be deemed not to be a Common Share Reorganization or a Capital Reorganization.

(5) If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the Exchange Basis, the dispute shall be conclusively determined by the Company's Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Company, the Trustee, the registrar and transfer agent and all Warrantholders.

(6) If and whenever at any time prior to the Time of Expiry, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Company would prejudicially affect the rights of Warrantholders, the Exercise Price and the Exchange Basis will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(7) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Common Shares and Warrants which the Warrantholders would be entitled to receive thereafter and to exercise such Warrants in accordance with the provisions hereof.

5.4 **Postponement of Exercise**

In any case where the application of section 5.2 results in an increase of the Exchange Basis taking effect immediately after the record date for or occurrence of a specific event, if any Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the Warrantholder of the Common Shares to which such holder is entitled by reason of the increase of the Exchange Basis but the Common Shares shall be so issued and delivered to such holder upon completion of that event or period, with the number of those Common Shares calculated on the basis of the Exchange Basis on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Common Shares are to be issued appropriate instruments evidencing the person's or persons' right to receive the Common Shares.

5.5 **Notice of Adjustment**

(1) At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 5.2, the Company shall:

(a) file with the Trustee a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2) In case any adjustment for which a notice in subsection 5.5(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a) file with the Trustee a computation of such adjustment; and

(b) give notice to the Warrantholders of the adjustment.

(3) The Trustee may act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

5.6 **No Action after Notice**

The Company covenants with the Trustee that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in subparagraph (1)(b) of section 5.5 hereof.

5.7 **Protection of Trustee**

The Trustee:

(a) shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the Warrants;

(c) shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 5;

(d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts or deeds of the agents or servants of the Company; and

(e) shall be entitled to act and rely on any adjustment calculation of the directors or the Company's Auditors.

## ARTICLE 6

## RIGHTS AND COVENANTS

### 6.1 General Covenants of the Company

The Company covenants with the Trustee for the benefit of the Trustee and the Warrantholders that so long as any Warrants remain outstanding and may be exchanged for Common Shares:

(1) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law and will, if and whenever required in writing by the Trustee, file with the Trustee copies of all annual statements of the Company furnished to its shareholders during the term of this indenture.

(2) The Company will use its commercially reasonable best efforts to obtain TSX consent and approval for the listing of the Warrants (subject to adequate distribution of the Warrants pursuant to the policies of the TSX), to maintain the listing of the Common Shares and Warrants on the TSX and the Common Shares on the AIM and to have the Warrant Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX and the AIM as expeditiously as possible.

(3) The Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of Warrants issued by the Company.

(4) The Company will cause the Common Shares from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(5) The Company will cause the certificates representing the Common Shares from time to time to be acquired pursuant to the exercise of the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(6) All Common Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Common Shares.

(7) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this indenture.

(8) The Company will promptly advise the Trustee and the Warrantholders in writing of any default under the terms of this indenture.

### 6.2 Trustee's Remuneration and Expenses

The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses and disbursements of the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default

hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct or bad faith of the Trustee.

6.3 **Performance of Covenants by the Trustee**

If the Company shall fail to perform any of its covenants contained in this indenture and the Company has not rectified such failure within 15 Business Days after receiving written notice from the Trustee of such failure, the Trustee may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All reasonable sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 6.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

## ARTICLE 7

## ENFORCEMENT

7.1 **Suits by Warrantholders**

(a) No Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of the Warrantholders or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Trustee has received a Warrantholders' Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Trustee and its counsel in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Trustee has failed to act within a reasonable time thereafter. If the Trustee has so failed to act, but not otherwise, any Warrantholder acting on behalf of all Warrantholders will be entitled to take any of the proceedings that the Trustee might have taken hereunder. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder hereunder must be forthwith paid to the Trustee.

(b) All rights of action under this indenture may be enforced by the Trustee without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(c) The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Trustee and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective

Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, for any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Warrantholders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Warrantholders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give the Trustee, unless so authorized by extraordinary resolution (as provided in section 8.11), any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder.

(d) The Trustee shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(e) Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as Trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party), the Trustee shall be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

**7.2 Suits by the Company**

The Company shall have the right to enforce full payment of the Exercise Price for all Common Shares issued by the Company to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to instruct the Trustee to cancel the share certificates and amend the securities register accordingly.

**7.3 Limitation of Liability**

Subject to applicable law, the Trustee and, by acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the Warrants pursuant to any warrant or any covenant, indenture, representation or warranty by the Company herein or contained in the Warrant Certificates.

The obligations of the Company hereunder are not binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any successor to the Company or any of the past, present or future officers,

employees or agents of the Company or any successor to the Company, but only the property of the Company or any successor to the Company shall be bound in respect hereof.

For greater certainty, nothing in this Section 7.3 shall limit the liability of the Company under this indenture to any person.

7.4 **Waiver of Default**

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution as provided in section 8.11) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Trustee shall have power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, if, in the Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

**ARTICLE 8**

**MEETINGS OF WARRANTHOLDERS**

8.1 **Right to Convene Meetings**

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or of a Warrantholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing the Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. In the event of the Trustee failing within 15 days after receipt of the written request of the Company or Warrantholders' Request and funding and indemnity given as aforesaid to give notice convening a meeting, the Company or the Warrantholders, as the case may be, may call and convene the meeting. Every meeting shall be held in the City of Calgary, Alberta or at such other place as may be approved or determined by the Trustee.

8.2 **Notice**

At least 21 days' notice of any meeting shall be given to the Warrantholders in the manner provided by section 11.2 and a copy of the notice shall be sent by mail to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Each notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this

Article 8. The notice convening any such meeting shall be signed by an appropriate officer of the Trustee or the Company or by a representative of the Warrantholders, as the case may be.

8.3 **Chairman**

A person (who need not be a Warrantholder) nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose a person present to be chairman.

8.4 **Quorum**

Subject to the provisions of section 8.12, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but, subject to section 8.12, in any other case the meeting shall stand adjourned to such day being not less than ten days later and to such place and time as may be designated by the chairman of the meeting and at least five days' notice shall be given of such adjourned meeting. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants.

8.5 **Power to Adjourn**

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 **Show of Hands**

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7 **Poll**

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

8.8 **Voting**

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held by him. A proxy need not be a Warrantholder.

8.9 **Regulations**

The Trustee, or the Company with the approval of the Trustee, from time to time, may make or vary such regulations as they shall think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Trustee stating that the Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Warrants specified therein;

(b) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Trustee, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, telecopier, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or, subject to section 8.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Warrants or their duly appointed proxies.

8.10 **Company and Trustee may be Represented**

The Company and the Trustee by their respective officers, employees, or directors, as applicable, and the counsel to the Company and the Trustee may attend any meeting of the Warrantholders, but shall have no votes as such.

8.11 **Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred upon them by any other provisions of this indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Trustee in its capacity as Trustee hereunder (subject to the Trustee's approval) or on behalf of the Warrantholders against the Company, whether those rights arise under this indenture or the Warrants or otherwise;

(b) to amend, alter or repeal any extraordinary resolution previously passed;

(c) to direct or authorize the Trustee (subject to the Trustee receiving funding and indemnity satisfactory to the Trustee) to enforce any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Trustee to waive any default on the part of the Company in complying with any provisions of this indenture or the Warrants, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(g) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or securities of the Company, wherever such assent may be required;

(h) from time to time and at any time to remove the Trustee and appoint a successor Trustee;

(i) to assent to any change in or omission from the provisions contained in the Warrant Certificates and this indenture or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission; and

(j) to assent to any compromise or arrangement with any creditor(s) or any class(es) of creditors, whether secured or otherwise, and with holders of shares or other securities of the Company.

8.12 **Meaning of "Extraordinary Resolution"**

(1) The expression "**extraordinary resolution**" when used in this indenture means, subject as hereinafter in this section and in sections 8.15 and 8.16 provided, a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders entitled to acquire at least 10% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than $66^{2/3}$% of the aggregate number of Common Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon the resolution.

(2) If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to acquire 10% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being no less than 15 or more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the adjourned meeting in the manner provided in sections 11.1, 11.2 and 11.3. The notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 8.12(1) shall be an extraordinary resolution within the meaning of this indenture notwithstanding that Warrantholders entitled to acquire 10% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at the adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.13 **Powers Cumulative**

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

8.14 **Minutes**

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of the Warrantholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

8.15 **Instruments in Writing**

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by Warrantholders entitled to acquire $66^{2/3}$% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this indenture shall include an instrument so signed.

8.16 **Binding Effect of Resolutions**

Subject to subsection 8.11(a), every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Warrantholders in accordance with section 8.15 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

8.17 **Holdings by Company Disregarded**

In determining whether the requisite number of Warrantholders are present at a meeting of Warrantholders for the purpose of obtaining a quorum or have voted or consented to any resolution, extraordinary resolution, consent, waiver, Warrantholders' Request or other action under this indenture, Warrants owned by the Company, its subsidiaries and any partnership of which the Company is directly or indirectly a party to shall be deemed to be not outstanding. The Company shall provide, upon the written request of the Trustee, a certificate as to the registration particulars of any Warrants held by the Company.

## ARTICLE 9

## SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

9.1 **Provision for Supplemental Indentures for Certain Purposes**

From time to time the Company (if properly authorized by its directors) and the Trustee may, subject to the provisions of this indenture, and they shall, when so directed hereby, execute and

deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Trustee, relying on the advice of counsel, as are necessary or desirable in the premises, provided that the same are not in the opinion of the Trustee relying on the advice of counsel, prejudicial to the interests of the Warrantholders;

(b) setting forth adjustments in the application of Article 5, provided that, in the opinion of the Trustee, relying on the advice of counsel, the rights of the Trustee and the Warrantholders as a group are in no way prejudiced thereby;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 8;

(e) making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Trustee, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f) adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g) amending any of the provisions of this indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Trustee, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders, as a group or of the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Trustee, relying on the advice of counsel, the rights of the Trustee and the Warrantholders as a group are in no way prejudiced thereby.

9.2 **Successor Companies**

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**Successor company**"), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation

contained in this indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

## ARTICLE 10

## CONCERNING THE TRUSTEE

10.1 **Trust Indenture Legislation**

(1) If and to the extent that any provision of this indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Company and the Trustee agree that each will at all times in relation to this indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

10.2 **Rights and Duties of Trustee**

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this indenture, the Trustee shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or Trustee in comparable circumstances. No provision of this indenture shall be construed to relieve the Trustee from, or require any other person to indemnify the Trustee against liability for its own gross negligence, wilful misconduct or bad faith.

(2) The Trustee shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this indenture unless and until it shall have received a Warrantholder's Request specifying the act, action or proceeding which the Trustee is requested to take. The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Trustee and its counsel to protect and hold harmless the Trustee, its directors, officers, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Trustee may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Warrantholders at whose instance it is acting to deposit with the Trustee the Warrant Certificates held by them, for which Warrant Certificates the Trustee shall issue receipts. .

(4) Every provision of this indenture that, by its terms, relieves the Trustee of liability or entitles it to rely upon any evidence submitted by it, is subject to the provisions of this section 10.2 and section 10.3.

(5) The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Trustee and in the absence of such notice the Trustee may for all purposes of this indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, indentures or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

(6) In this indenture, whenever confirmations or instructions are required to be given to the Trustee, in order to be valid, such confirmations and instructions shall be in writing.

10.3 **Evidence, Experts and Advisers**

(1) In addition to the reports, certificates, opinions and other evidence required by this indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof and in such form as the Trustee may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Trustee pursuant to any provision hereof or pursuant to a request of the Trustee. The Trustee shall be under no responsibility in respect of the validity of this indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4) The Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent,

order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5) The Trustee may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Trustee. Any reasonable remuneration paid by the Trustee shall be paid by the Company in accordance with section 6.2.

(6) The Trustee may, as a condition precedent to any action to be taken by it under this indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

10.4 **Securities, Documents and Monies Held by Trustee**

The Trustee may retain any cash balance held in connection with this Warrant Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Trustee or its Affiliates.

For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the *Business Corporations Act* (British Columbia).

10.5 **Action by Trustee to Protect Interests**

Subject to the provisions of this indenture and Applicable Legislation, the Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

10.6 **Trustee not Required to Give Security**

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise, subject to section 10.9.

10.7 **Protection of Trustee**

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Trustee pursuant to this indenture, it is expressly declared and agreed as follows:

(1) The Trustee shall not be liable for or by reason of any representations, statements of fact or recitals in this indenture or in the Warrants (except the representations contained in sections 10.10 and 10.12 or in the certificate of the Trustee on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representations contained in sections 10.10 and 10.12 or in the certificate of the Trustee on the Warrants).

(2) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto.

(3) The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, Agent or servants of the Company.

(5) Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of this indenture. The Trustee shall not be under any obligation to prosecute or defend any action or suit in respect of this indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

10.8 **Replacement of Trustee**

(1) Subject to subsections 10.9 and 11.7 hereof, the Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders; failing that appointment by the Company, the retiring Trustee (at the Company's expense) or any Warrantholder may apply to a justice of the British Columbia Supreme Court, on such notice as the justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in the province of British Columbia. On any such appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Trustee, provided that any resignation or removal of the Trustee and appointment of a successor Trustee shall not become effective until the successor Trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Trustee, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Trustee an appropriate instrument

transferring to such successor Trustee all rights and powers of the Trustee hereunder and all securities, documents of title and other instruments and all monies and properties held by the Trustee hereunder.

(2) Upon the appointment of a successor Trustee, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 11.2.

(3) Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Trustee under subsection 10.8(1).

(4) Any Warrants certified but not delivered by a predecessor Trustee may be certified by the new or successor Trustee in the name of the predecessor or the new or successor Trustee.

10.9 **Conflict of Interest**

(1) The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists which it is aware of in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Trustee hereunder.

(2) Subject to subsection 10.9(1), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and generally may contract and enter into financial transactions with the Company, all without being liable to account for any profit made thereby.

10.10 **Acceptance of Trusts**

The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.11 **Trustee Not to be Appointed Receiver**

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

10.12 **Authorization to Carry on Business**

The Trustee represents to the Company that it is registered to carry on the business of a trust company in the province of British Columbia.

## ARTICLE 11

## GENERAL

11.1 **Notice to the Company and the Trustee**

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be deemed to be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

Bankers Petroleum Ltd.
Suite 800, 906 – 12 Avenue S.W.
Calgary, Alberta T2R 1K7
Attention: Richard Wadsworth, President
Fax: (403) 245-5156

with a copy to:

DuMoulin Black
10th Floor – 595 Howe Street
Vancouver, BC V6C 2T5

Attention: Mary Collyer
Fax: (604) 687-8772

(b) If to the Trustee, to:

Computershare Trust Company of Canada
Suite 710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust
Fax: (403) 267-6598

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that day is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2) The Company or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this indenture. A copy of any notice of change of address given pursuant to this subsection 11.1(2) shall be available for inspection at the offices of the Trustee in Calgary, Alberta and Toronto, Ontario by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid

and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 11.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

11.2 **Notice to the Warrantholders**

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Trustee and if in the case of joint holders of any Warrants more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in Calgary, Alberta and Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Trustee may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

11.3 **Discretion of Directors**

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

11.4 **Satisfaction and Discharge of Indenture**

Upon the date by which there shall have been delivered to the Trustee for exercise or destruction in accordance with the provisions hereof of all Warrants theretofore certified hereunder, this indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Trustee, on written demand of and at the cost and expense of the Company, and upon delivery to the Trustee of a certificate of the

Company stating that all conditions precedent to the satisfaction and discharge of this indenture have been complied with and upon payment to the Trustee of the expenses, fees and other remuneration payable to the Trustee, shall execute proper instruments acknowledging satisfaction of and discharging this indenture; provided that if the Trustee has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Trustee.

11.5 **Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders**

Nothing in this indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.6 **Third Party Interests**

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to held by the Trustee in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

11.7 **Not Bound to Act**

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

11.8 **Privacy Provision**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party

shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

1.1 **Counterparts and Formal Date**

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

**IN WITNESS WHEREOF** the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

**BANKERS PETROLEUM LTD.**

By: ______________________
Authorized Signing Officer

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________
Authorized Signing Officer

By: ______________________
Authorized Signing Officer

shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

11.9 **Counterparts and Formal Date**

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

**IN WITNESS WHEREOF** the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

**BANKERS PETROLEUM LTD.**

By: ______________________________
Authorized Signing Officer

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

**SCHEDULE "A" TO THE WARRANT INDENTURE**
**MADE BETWEEN BANKERS PETROLEUM LTD. AND**
**COMPUTERSHARE TRUST COMPANY OF CANADA**
**MADE THE 1ST DAY OF MARCH, 2007**

**FORM OF WARRANT CERTIFICATE**
**[To be printed on banknote form]**

**[For U.S. persons, persons in the United States or persons holding Warrants for the account of or benefit of a U.S. person or a person within the United States, the following legends are applied]: THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, IN EACH CASE SUBJECT TO THE RIGHT OF THE CORPORATION TO REQUIRE DELIVERY OF AN OPINION OF COUNSEL OR CERTIFICATE ACCEPTABLE TO IT IN FORM AND SUBSTANCE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.**

**[Legend for all Warrant Certificates]: THESE WARRANTS ARE TRANSFERABLE ONLY IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS, THE TERMS OF THE INDENTURE UNDER WHICH THEY WERE ISSUED AND UPON THE DUE COMPLETION, EXECUTION AND DELIVERY OF THE TRANSFER FORM ATTACHED HERETO.**

**[Legend for all Warrant Certificates]: THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE 4:30 P.M. (LOCAL TIME IN THE CITY OF CALGARY) ON THE EXPIRY DATE AS DEFINED HEREIN.**

**[Legend for all Warrant Certificates]: THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON**

**EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.**

**WARRANT CERTIFICATE**

| | |
|---|---|
| Warrant Certificate Number -«**cert**» | «warrants»WARRANTS ("**Warrants**") each entitling the holder to acquire, subject to adjustment, one common share of Bankers Petroleum Ltd. |

**BANKERS PETROLEUM LTD.**

Organized under the Laws of British Columbia

THIS IS TO CERTIFY THAT, for value received, «Name» «Address» «City» «Province» «Postal» (hereinafter referred to as the "**holder**") is the registered holder of the number of Warrants to purchase common shares ("**Common Shares**") in the capital of Bankers Petroleum Ltd. (the "**Company**") as set forth in this Warrant certificate ("**Warrant Certificate**"). Each Warrant represented hereby entitles the holder thereof to acquire one fully paid and non-assessable common share in the capital of the Company (a "**Warrant Share**"), as such shares were constituted on March 1, 2007, in the manner and subject to the restrictions and adjustments set forth herein, at the Exercise Price at any time prior to the Time of Expiry.

In this Warrant Certificate:

> "**Exercise Price**" means the purchase price payable for each Common Share issuable upon exercise of each Warrant, such price to be $0.90 for each Common Share, subject to adjustment in accordance with the provisions of the indenture;
>
> "**Time of Expiry**" means, in respect of a Warrant, 4:30 p.m. (local time in the city of Calgary) on the Expiry Date; and
>
> "**Expiry Date**" means, in respect of a Warrant, March 1, 2012.

The Warrants represented by this Warrant Certificate are issued under and pursuant to a Warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "**Indenture**") made as of March 1, 2007 between the Company and the Trustee. Reference is made to the Indenture for a full description of the rights of the holders of the Warrants and the terms and conditions upon which the Warrants are, or are to be issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were set forth herein. By acceptance hereof, the holder assents to all provisions of the Indenture. In the event of a conflict between the terms and conditions of the Warrant Certificate and the Indenture, the provisions of the Indenture shall govern. Capitalized terms used in the Indenture have the same meaning herein as therein unless otherwise defined.

The right to acquire Warrant Shares hereunder may only be exercised by the holder within the time set forth above by surrendering this Warrant Certificate to Computershare Trust Company of Canada(the "**Trustee**") at the offices of the Trustee in Calgary, Alberta or Toronto, Ontario specified in the Exercise Form attached to this Warrant Certificate, together with:

a) a duly completed and executed Exercise Form attached to this Warrant Certificate;

b) a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Company for the aggregate purchase price of the Warrant Shares so subscribed for; and

c) any opinion or other document required by the Exercise Form.

This Warrant Certificate will be deemed to be surrendered only upon personal delivery of all of the foregoing or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at one of the offices referred to above.

Upon surrender of these Warrants, the person or persons in whose name or names the Warrant Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Indenture hereinafter referred to) to be the holder or holders of record of such Warrant Shares, and the Company has covenanted that it will (subject to the provisions of the Indenture) cause a certificate or certificates representing such Warrant Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within five Business Days.

The registered holder of this Warrant Certificate may acquire any lesser number of Warrant Shares than the number of Warrant Shares which may be acquired for the Warrants represented by this Warrant Certificate. In such event, the holder shall be entitled to receive a new certificate for the balance of the Warrant Shares which may be acquired. No fractional Warrant Shares will be issued.

The Indenture contains provisions for the adjustment to the right of subscription, including the exercise price payable for Common Shares issuable upon the exercise of the Warrants and the amount of class and kind of securities or other property that are issuable upon the exercise of the Warrants upon the happening of certain events as set forth in the Indenture, in the manner set forth therein.

On presentation at the transfer offices of the Trustee in Calgary, Alberta or Toronto, Ontario, subject to the provisions of the Indenture and on compliance with the reasonable requirements of the Trustee, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrants and the Common Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be transferred to or exercised by, or for the account or benefit of, a U.S. Person or person in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or pursuant to an exemption from such registration requirements. The U.S. legend required pursuant to subsection 2.2(2) of the Indenture shall be added to the Common Shares issuable upon exercise of this Warrant Certificate, if applicable, provided that such legend may be removed under the circumstances described in the Indenture.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as expressly provided in the Indenture or in this Warrant Certificate.

Warrants are issuable only as fully registered Warrants. Warrants may only be transferred in compliance with the conditions of the Indenture on the register to be kept by and at the principal office of the Trustee in the City of Calgary, Alberta, or in the City of Toronto, Ontario, and by the Trustee or such other registrar as the Company, with the approval of the Trustee, may appoint at such other place or places, if

any, as may be designated, upon surrender of this Warrant Certificate to the Trustee or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Trustee or other registrar and upon compliance with the conditions prescribed in the Indenture and with such reasonable requirements as the Trustee or other registrar may prescribe and upon the transfer being duly noted thereon by the Trustee or other registrar.

The Indenture also contains provisions making binding on all Warrantholders outstanding thereunder resolutions passed at meetings of Warrantholders held in accordance with the provisions of the Indenture and instruments in writing signed by Warrantholders entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Indenture, the terms and conditions of the Indenture shall govern.

This Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Trustee.

Time shall be of the essence hereof. This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as a British Columbia contract.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officers as of March 1, 2007.

| | |
|---|---|
| **BANKERS PETROLEUM LTD.** | **COMPUTERSHARE TRUST COMPANY OF CANADA** |
| By: ______________________ | Per: ______________________ |
| Authorized Signatory | Authorized Signatory |

**EXERCISE FORM FOR WARRANTS**

TO: BANKERS PETROLEUM LTD.

AND: Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Attention: Stock Transfer Dept.

or

Computershare Trust Company of Canada
100 University Avenue
South Tower, 11th Floor
Toronto, Ontario, M5J 2Y1

Attention: Stock Transfer Dept.

1. The undersigned hereby irrevocably subscribes for and exercises the right to acquire Common Shares of Bankers Petroleum Ltd. (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Warrant Certificate in accordance with and subject to the provisions of such Indenture) and encloses a bank draft, certified cheque or money order in lawful money of Canada payable to Bankers Petroleum Ltd.

2. The Common Shares (or other securities or property) are to be issued as follows:
Name: ______________________________
(print clearly)
Address in full: ______________________________
Social Insurance or Social Security Number: ______________________________
Number of Common Shares: ______________________________

Note: If further nominees intended, please attach (and initial) schedules giving these particulars.

Such securities (please check one):

(a)*____________ should be sent by first class mail to the following address:

OR

(b)*____________ should be held for pick up at the office of the Trustee at which this Warrant Certificate is deposited.

If the number of Warrants exercised is less than the number of Warrants represented hereby, the undersigned requests that the new Warrant Certificate representing the balance of the Warrants be registered in the name of the undersigned and should be sent by first class mail or held for pick up at the office of the Trustee in accordance with the instructions noted directly below. Such securities (please check one):

(a)*____________ should be sent by first class mail to the following address:

OR

(b)*____________ should be held for pick up at the office of the Trustee at which this Warrant Certificate is deposited.

3. The undersigned represents, warrants and certifies as follows (one of the following must be checked):

(a) *____________ the undersigned holder at the time of exercise of the Warrant is not in the United States, is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. person or person in the United States and did not execute or deliver this exercise form in the United States; OR

(b) *____________ the undersigned holder has delivered to the Company and the Company's transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance satisfactory to the Company) or such other evidence satisfactory to the Company to the effect that with respect to the securities to be delivered upon exercise of this Warrant, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available; OR

(c) *____________ is the original subscriber of the Warrants and (i) is an institutional "accredited investor", as such term is defined in Rule 501(a) (1), (2), (3) and (7) of Regulation D under the U.S. Securities Act, exercising the Warrant for its own account or the account of an "accredited investor" over which it exercises sole investment discretion, (ii) has had access to such current public information concerning the Company as it considered necessary in connection with its investment decision, (iii) understands that the Common Shares have not been registered under the U.S. Securities Act and (iv) agrees to the restrictions on transfer and resale more fully described in the Indenture.

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box 3(a) above is checked, the certificate representing the Common Shares issued upon exercise of the Warrant will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend, as set forth in Section 2.2 of the Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. A share certificate bearing such a legend is not considered to be good delivery under the Rules and Policies of The Toronto Stock Exchange.

**Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box 3(b) or 3(c) above is checked.**

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the holder hereof and will be sent by first class mail to the last address of the holder appearing on the register maintained for the Warrants.

DATED the *____________ day of *____________, *____________

| | |
|---|---|
| ______________________________ | ______________________________ |
| Signature Guaranteed | (Signature of Warrantholder) |
| | ______________________________ |

Print full name

________________________________________

________________________________________

Print full address

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to Computershare Trust Company of Canada at an address below:

   Computershare Trust Company of Canada
   600, 530 – 8th Avenue S.W.
   Calgary, Alberta, T2P 3S8

   Attention: Stock Transfer Dept.

   Computershare Trust Company of Canada
   100 University Avenue
   South Tower, 11th Floor,
   Toronto, Ontario, M5J 2Y1

   Attention: Stock Transfer Dept.

   Certificates for Common Shares will be delivered or mailed within five business days after the exercise of the Warrants.

2. If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by a Schedule "A" major chartered bank, or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

   Please note signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

4. If Box 3(b) is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrants should contact the Company in advance to determine whether any opinions tendered will be acceptable to the Company.

# TRANSFER OF WARRANTS

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE WARRANT INDENTURE.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

______________________________

*(name)*

______________________________

*(address)*

____________ *(insert number of warrants to be transferred)* of the Warrants registered in the name of the undersigned represented by the within certificate.

____________ does hereby irrevocably constitute and appoint ____________ the attorney of the undersigned to transfer the said Warrant(s) on the register of Warrants maintained by the Trustee with full power of substitution hereunder.

The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the "United States" or a "U.S. person" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), unless such transfer is exempt from registration under the U.S. Securities Act

DATED the ____ day of __________, ____.

Signature of Warrantholder

________________________
(Signature of Warrantholder)

Guaranteed by:

________________________
* Authorized Signature Number

**(The following to be completed by the transferee)**

______________ The undersigned transferee hereby certifies that (i) he is not a "U.S. person" (as defined in Regulation S under the U.S. Securities Act (a "U.S. Person")), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Warrants represented by this Certificate by or on behalf of any U.S. Person or person within the United States. **OR**

______________ The undersigned transferee acknowledges that the Warrants and the Common Shares issuable upon exercise hereof are "restricted securities" within the meaning of

Rule 144 under the U.S. Securities Act and may not be offered, sold, transferred or exercised absent registration under the U.S. Securities Act or an exemption therefrom AND the undersigned transferee is delivering herewith, if so requested by the Company, an opinion of U.S. counsel to the effect that this transfer of the Warrants has been registered under the U.S. Securities Act or is exempt from registration thereunder.

DATED the ____ day of __________, ____.

Signature of Transferee

______________________
(Signature of Transferee)

Guaranteed by:

______________________
* Authorized Signature Number

NOTE: (1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

(2) If the transfer is to, or for the account or benefit of, a U.S. Person, special restrictions apply as set out in the Warrant Indenture governing these Warrants.

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Attention: Stock Transfer Dept.

Computershare Trust Company of Canada
100 University Avenue
South Tower, 11th Floor
Toronto, Ontario, M5J 2Y1

Attention: Stock Transfer Dept.

**SCHEDULE "B" TO THE WARRANT INDENTURE**
**MADE BETWEEN BANKERS PETROLEUM LTD. AND**
**COMPUTERSHARE TRUST COMPANY OF CANADA**
**MADE THE 1ST DAY OF MARCH, 2007**

**FORM OF DECLARATION FOR REMOVAL OF LEGEND**

TO: Computershare Trust Company of Canada
Calgary, Alberta
as registrar and transfer agent
for the securities of Bankers Petroleum Ltd.

The undersigned (a) acknowledges that the sale of the securities of Bankers Petroleum Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States or a U.S. Person and either (A) at the time the buy order was originated, the buyer was outside the United States and was not a U.S. Person, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States and was not a U.S. Person, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. Person, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________

______________________________
Name of Seller

By: ______________________________
Name:
Title:

News release, filed March 7, 2007

Bankers PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*For Immediate Release*

# BANKERS PETROLEUM PARTNERS WITH CENTILLION FOR PALO DURO BASIN EXPLORATION PROGRAM

## *Peninsula Assigns Previous Agreement with Bankers to Centillion*

**CALGARY, March 7, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has entered into a purchase and sale agreement with Palo Duro Operating (U.S.), Inc., a wholly-owned subsidiary of Centillion Industries Inc. (Centillion, TSXV: CID.H), for the sale of up to 27% of its approximate 375,000 net acres in the Palo Duro basin, Texas. Centillion has guaranteed the obligations of its subsidiary under the agreement. Peninsula Merchant Syndications Corp. assigned it rights under the previously announced letter of understanding with the Company to Centillion. The assignment was subject to Bankers consent which was granted upon execution of the agreement with Centillion.

Bankers will continue as operator of all programs on the Palo Duro lands.

The total consideration to be paid for the acreage is unchanged: US$19.5 million, of which a minimum of US$15.0 million will be in cash. Centillion is entitled to elect prior to closing to satisfy up to US$4.5 million of the purchase price through the issuance of securities of Centillion, having an ascribed maximum value of CDN$0.35 per security. Completion of the transaction is subject to certain conditions, including, but not limited to completion of a CDN$40 million equity financing by Centillion and approval of the TSX Venture Exchange. Subject to obtaining all necessary approvals, the transaction is expected to close in May 2007. Bankers is entitled to terminate the agreement and retain a non-refundable deposit if all conditions to closing have not been fulfilled on or before May 29, 2007.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed transaction with Centillion and planned work programs on the Company's US properties constitute forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*The transaction with Centillion is subject to certain conditions that may or may not be satisfied within the time frame anticipated or at all. If Centillion does not complete the acquisition for any reason, the Company's work programs for which the proceeds are intended to be used may have to be curtailed and funding sought from other sources. There is no assurance that such funding will be available to the Company on reasonable terms or at all and any financing could dilute the Company's interest in its properties or be dilutive to existing shareholders. Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. Attainment of commercial production is dependent upon a number of factors and subject to risks including, but not limited to the ability to establish economic flow rates, ultimate hydrocarbon recoveries, future pipeline capacity, and availability of the necessary equipment, personnel and*

*financial resources. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analyses, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Material change report, filed March 2, 2007

**Form 51-102F3**

*Material Change Report*

**Item 1 Name and Address of Company**

Bankers Petroleum Ltd. (the "Company")
Suite 400, 906 – 12$^{th}$ Ave. S.W.
Calgary, Alberta T2R 1K7

**Item 2 Date of Material Change**

March 1, 2007

**Item 3 News Release**

Issued March 1, 2007 and distributed through the facilities of Canada Newswire.

**Item 4 Summary of Material Change**

The Company announced the closing of its underwritten prospectus offering.

**Item 5 Full Description of Material Change**

**5.1 Full Description of Material Change**

See attached news release.

**5.2 Disclosure for Restructuring Transactions**

N/A

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7 Omitted Information**

No information has been omitted on the basis that it is confidential information.

**tem 8 Executive Officer**

Contact: Susan J. Soprovich, VP, Investor Relations and Corporate Governance.
Telephone: 403-513-2699

**Item 9 Date of Report**

March 2, 2007.

**Bankers** PETROLEUM LTD.

Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506

*- Not for distribution to United States newswire services or for dissemination in the United States -*

*For Immediate Release*

# BANKERS CLOSES UNDERWRITTEN PROSPECTUS OFFERING

## *Over-Allotment Option Exercised*

**CALGARY, March 1, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that its underwritten prospectus offering has closed. In addition, underwriters have exercised the over-allotment option to cover their over-allocation position at closing time.

An aggregate of 36,042,858 units and over-allocation units were issued for total gross proceeds of CDN$25,230,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing date. The warrants will commence trading on the TSX at market open on March 1, 2007 under the symbol BNK.WT.A.

Canaccord Capital Corporation led the underwriting syndicate for the offering, which included Orion Securities Inc.

Bankers intends to use the proceeds of the offering to further the exploration and development program in the United States and for general working capital.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed use of proceeds of the offering and planned work programs on the Company's US properties constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assure and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which* are available on SEDAR under the Company's profile at www.sedar.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

News release, filed March 1, 2007

Bankers
PETROLEUM LTD.
Suite 400, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 513-2699 Fax: (403) 228-9506



*- Not for distribution to United States newswire services or for dissemination in the United States -*

*For Immediate Release*

# BANKERS CLOSES UNDERWRITTEN PROSPECTUS OFFERING

## *Over-Allotment Option Exercised*

**CALGARY, March 1, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that its underwritten prospectus offering has closed. In addition, underwriters have exercised the over-allotment option to cover their over-allocation position at closing time.

An aggregate of 36,042,858 units and over-allocation units were issued for total gross proceeds of CDN$25,230,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CDN$0.90 for a period of five years from the closing date. The warrants will commence trading on the TSX at market open on March 1, 2007 under the symbol BNK.WT.A.

Canaccord Capital Corporation led the underwriting syndicate for the offering, which included Orion Securities Inc.

Bankers intends to use the proceeds of the offering to further the exploration and development program in the United States and for general working capital.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed use of proceeds of the offering and planned work programs on the Company's US properties constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assure and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which* are available on SEDAR under the Company's profile at www.sedar.com.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-513-2681

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

*This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities comprising the Units and the securities issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.*

*- Not for distribution to United States newswire services or for dissemination in the United States -*

MRRS Decision Document (Final), filed February 22, 2007

ASC

Alberta Securities Commission



**IN THE MATTER OF NATIONAL POLICY 43-201**
**MUTUAL RELIANCE REVIEW SYSTEM FOR**
**PROSPECTUSES AND ANNUAL INFORMATION FORMS**

**AND**

**IN THE MATTER OF**

**BANKERS PETROLEUM LTD.**

**DECISION DOCUMENT**

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a Short Form Prospectus of the above issuer dated February 22, 2007.

DATED at Calgary, Alberta this February 22, 2007

*"Patricia Leeson"*

Patricia Leeson
Associate Director, Corporate Finance

SEDAR Project # 01051319

Auditors' consent letter, filed February 22, 2007

**Deloitte.**

RECEIVED

2008 MAY -1 A 7:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-4466
Fax: 604-685-0395
www.deloitte.ca

February 22, 2007

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

**RE: Bankers Petroleum Ltd. (the "Company")**

We refer to the short form prospectus of the Company dated February 22, 2007 qualifying the distribution of 31,428,572 units of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 23, 2006 to the directors of the Company on the following financial statements:

Consolidated Balance sheets as at December 31, 2005 and 2004;

Consolidated Statements of operations, deficit and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS

Member of
**Deloitte Touche Tohmatsu**

Consent letter(s) of other expert(s), filed February 22, 2007

RPS Energy

Suite 1400, 800 – Fifth Avenue S.W., Calgary, Alberta T2P 3T6 Canada
T +1 403 265 7226 F +1 403 269 3175 E rpsapa@rpsgroup.com W www.rpsgroup.com
APA Petroleum Engineering Inc., operating as RPS-APA W www.apa-inc.com

February 22, 2007

**EXPERT'S consent**

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Bankers Petroleum Ltd.

We consent to the incorporation by reference in the short form prospectus of Bankers Petroleum Ltd. (the "**Company**") dated February 22, 2007 relating to the distribution of 31,428,572 common shares of the Company, of the Form 51-101F2 Report on Reserves Data, dated March 28, 2006 and effective December 31, 2005 prepared by APA Petroleum Engineering Inc., a qualified reserves evaluator under NI51-101 (the "**Report**").

We have read the above-mentioned short form prospectus, and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Report, or that are within our knowledge as a result of the services performed by us in connection with the Report.

**APA PETROLEUM ENGINEERING INC.**

February 22, 2007

Per: Brian D. Weatherill, P.Eng.
Title: Project Director, Reserve Evaluations

Consent letter(s) of other expert(s), filed February 22, 2007

THORSTEINSSONS LLP
TAX LAWYERS

P.O. BOX 49123, THREE BENTALL CENTRE
TWENTY-SEVENTH FLOOR, 595 BURRARD STREET
VANCOUVER, BC, CANADA V7X 1J2
WEBSITE: WWW.THOR.CA E-MAIL: THOR@THOR.CA

TELEPHONE: (604) 689-1261
FACSIMILE: (604) 688-4711
TOLL FREE: 1-877-616-2200

RECEIVED
2008 MAY -1 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 22, 2007

**VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Bankers Petroleum Ltd.

Dear Sirs/Mesdames:

**Re: Bankers Petroleum Ltd.**
**Final Short Form Prospectus dated February 22, 2007**

We refer to the final short form prospectus dated February 22, 2007 (the "Prospectus") of Bankers Petroleum Ltd.

We hereby consent to the reference to our firm and to the inclusion of our opinions (the "Opinions") as set forth in the portions of the Prospectus entitled "Qualified Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Opinions or that the Prospectus contains any misrepresentations of the information contained in the Opinions that is within our knowledge as a result of the services we performed in connection with the preparation of the Opinions.

This letter is solely for the information of the securities commissions and stock exchange to whom it is addressed and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

**THORSTEINSSONS LLP**

Per:
Matthew Stacey

TORONTO OFFICE: P.O. BOX 786, BAY WELLINGTON TOWER, THIRTY-THIRD FLOOR, 181 BAY STREET, TORONTO, ONTARIO, CANADA M5J 2T3
TELEPHONE (416) 864-0829 FACSIMILE (416) 864-1106 TOLL FREE: 1-888-666-9998

Final short form prospectus, filed February 22, 2007

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities law and may not be offered, sold or delivered within the United States of America or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. See "Plan of Distribution".*

*This document is only being and may only be distributed to and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("**FSMA**") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Financial Promotion Order**") (all such persons together being referred to as "**relevant persons**"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of FSMA. Accordingly, this document has not been approved as a prospectus by the United Kingdom Financial Services Authority ("FSA") under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from Bankers Petroleum Ltd. at Suite 800, 906 – 12 Avenue S.W. Calgary, Alberta T2R 1K7 (Telephone 403-541-5346), and are also available electronically at www.sedar.com.***



Bankers
PETROLEUM LTD

Head Office
Suite 800, 906 – 12 Avenue S.W.
Calgary, Alberta T2R 1K7

Registered Office
1000 – 595 Howe Street
Vancouver, British Columbia V6C 2T5

**Short Form Prospectus**

New Issue — February 22, 2007

# BANKERS PETROLEUM LTD.

## $22,000,000

## 31,428,572 Units

This short form prospectus (this "**Prospectus**") qualifies the distribution (the "**Offering**") of an aggregate of 31,428,572 Units (the "**Units**") of Bankers Petroleum Ltd. ("**Bankers**" or the "**Company**") at a price of $0.70 per Unit (the "**Offering Price**"), each Unit consisting of one (1) common share (an "**Offered Share**") and one-half of one common share purchase warrant (each whole common share purchase warrant a "**Warrant**"), pursuant to an

underwriting agreement between Bankers and Canaccord Capital Corporation ("**Canaccord**") and Orion Securities Inc. ("**Orion**") (collectively, Canaccord and Orion are referred to as the "**Underwriters**"). Each Warrant will entitle the holder to purchase one common share (a "**Warrant Share**") at a price of $0.90 per Warrant Share at any time before 4:30 p.m. (Calgary time) on the date which is five (5) years after the closing of the Offering. The Offering Price was determined by negotiation between Bankers and the Underwriters.

The Company has granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable in whole or in part in the sole discretion of the Underwriters until thirty (30) days following the Closing Date, to purchase that number of Units (the "**Additional Units**") that is equal to the lesser of: i) the over-allocation position of the Underwriters, determined as at closing; and ii) 15% of the number of Units sold under the Offering, at the Offering Price per Additional Unit. This Prospectus qualifies the distribution of the Over-Allotment Option and Additional Units. See "Plan of Distribution". References to "Offered Shares" and "Warrants" in this Prospectus shall include the Offered Shares and Warrants forming part of the Additional Units, as applicable in the context used.

The outstanding common shares of the Company ("**Common Shares**") are traded on the Toronto Stock Exchange (the "**TSX**") under the symbol "BNK" and have been admitted to trading on the AIM Market of the London Stock Exchange ("**AIM**") under the same symbol. The price of the Common Shares as reported by the TSX at the close of business on February 21, 2007 was $0.63 and by AIM on February 20, 2007, UK £0.295. The TSX has conditionally approved the listing of the Offered Shares, Warrants and Warrant Shares distributed under this Prospectus on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX, including, in the case of the Warrants, adequate distribution. The Company will apply for the Offered Shares and Warrant Shares to be admitted to trading on AIM in accordance with Rule 29 of the AIM Rules. **The Warrants will not be admitted to trading on AIM.**

**Price: $0.70 per Unit**

| | Price to the Public | Underwriters' Fee (1) | Net Proceeds to the Company(2) |
|---|---|---|---|
| Per Unit........................ | $0.70 | $0.035 | $0.665 |
| Total........................ | $22,000,000.00 | $1,100,000.00 | $20,900,000.00 |

**Notes:**

(1) A fee equal to 5% of the gross proceeds from the sale of the Units (the "**Underwriters' Fee**") will be paid to the Underwriters upon completion of the Offering. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated to be $300,000, which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) If the Over-Allotment Option is exercised for the maximum amount, the total number of Units sold under the Offering will be 36,142,857, the cumulative gross proceeds will be approximately $25,300,000, the total Underwriters' fee will be approximately $1,265,000 and total net proceeds to the Company will be approximately $24,035,000, before deducting costs of the Offering.

Investing in the Units involves risks. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by Bankers and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by DuMoulin Black LLP on behalf of Bankers, by McCarthy Tétrault LLP on behalf of the Underwriters, and by Thorsteinssons LLP on behalf of Bankers in relation to certain Canadian tax matters.

The following table sets forth the number of compensation securities held by the Underwriters:

| Underwriters' Position | No. of Securities held | Exercise period/ acquisition date | Exercise price |
|---|---|---|---|
| Over-Allotment Option | (1) | - (1) | $0.70 |
| Other compensation securities | 704,318 (2) | - (2) | $0.95 |

**Notes:**

(1) The Over-Allotment Option is that number of Additional Units equal to the lesser of: (i) the "over-allocation position" determined as at the Closing Date; and (ii) that number of Units which represents 15% of the Units sold pursuant to the Offering at the Offering Price. The Over-Allotment Option will be exercisable by the Underwriters, in whole or in part, at any time for 30 days following the Closing Date.

(2) Common share purchase warrants issued on exercise of previously issued compensation options. 681,068 warrants are held by Orion and 23,250 warrants are held by Canaccord. Each warrant is exercisable to purchase one common share at a price of $0.95 per share on or before November 10, 2009. These securities were issued as partial compensation in connection with a brokered private placement of 30,936,364 units at a price of $0.55 per unit that closed on November 10, 2004.

**The Company may be considered a "connected issuer" of Canaccord for purposes of applicable securities legislation on the basis that a director of Bankers is also a director of Canaccord Capital Inc., the parent of Canaccord. See "Plan of Distribution".**

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates representing the Offered Shares and Warrants will be available for delivery at the closing of the Offering, which is expected to occur on or about March 1, 2007 (the "**Closing Date**") but in any event no later than March 15, 2007. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

## FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

This Prospectus contains references to United States dollars, Canadian dollars and Pound Sterling. United States dollars are referred to as "US$", Canadian dollars are referred to as "$" and Pound Sterling are referred to as "£".

The following table sets forth, for each of the years indicated, the exchange rate of United States dollars into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year.

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| High(1) .................. | $1.1726 | $1.2703 | $1.3968 |
| Low(1) ................... | 1.0989 | 1.1507 | 1.1774 |
| Average(2) ............ | 1.1340 | 1.2083 | 1.2959 |
| Closing(1) ............. | 1.1652 | 1.1656 | 1.2036 |

**Notes:**

(1) The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

On February 21, 2007, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = $1.1609.

The financial statements of the Company incorporated by reference in this Prospectus are reported in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

## TABLE OF CONTENTS



## QUALIFIED INVESTMENT

In the opinion of Thorsteinssons LLP, special tax counsel to the Company, based on the current provisions of the *Income Tax Act* (Canada) (the "**Tax Act**"), when the Offered Shares, Warrants and Warrant Shares are listed for trading on the TSX the Offered Shares and Warrants and Warrant Shares will be "qualified investments" under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

## DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Bankers, filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1. the annual information form dated March 31, 2006 filed pursuant to NI 44-101 (the "**AIF**");

2. the management information circular dated April 21, 2006 prepared in connection with Bankers' annual general meeting of shareholders held May 26, 2006;

3. the Company's National Instrument 51-101 ("**NI 51-101 Report**") Form 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* dated June 26, 2006;

4. the Form 51-101F2 *Report on Reserves Data* dated March 28, 2006 and effective December 31, 2005 prepared by APA Petroleum Engineering Inc., a qualified reserves evaluator under NI 51-101;

5. the Form 51-101F3 *Report of Management and Directors on Oil and Gas Disclosure* dated June 26, 2006;

6. the comparative audited consolidated balance sheets of the Company as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2005 and 2004 together with the notes thereto and the auditors' report thereon;

7. management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2005 and 2004;

8. the comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2006, together with the notes thereto;

9. management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2006;

10. material change report dated February 16, 2006 regarding the appointment of a director;

11. material change report dated March 13, 2006 announcing the closing of underwritten prospectus offering of 50,000,000 common shares at $1.00 per share for gross proceeds of $50,000,000;

12. material change report dated April 3, 2006 announcing receipt of approval for Plan of Development for the Patos-Marinza heavy oil field in Albania;

13. material change report dated May 23, 2006 announcing that the Company's wholly-owned subsidiary, Bankers Petroleum (US) Inc., closed its acquisition from Vintage Petroleum, LLC of four unconventional shale gas prospects in the Northern and Central regions of the United States;

14. material change report dated November 10, 2006 of the Company announcing that its wholly-owned subsidiary, Bankers Petroleum Albania Ltd., closed a US$20 million debt facility with Raiffeisen Bank Sh.A of Albania; and

15. material change report dated February 19, 2007 of the Company announcing the Offering.

Any other documents of the type described above, or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, that are filed by the Company with the securities commissions or similar authorities in the provinces of Alberta, British Columbia, and Ontario subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

**The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the**

**modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.**

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this Prospectus contains forward-looking statements pertaining to the following:

- a proposed sale of an interest in the Palo Duro lands;
- performance characteristics of the Company's oil and natural gas properties;
- crude oil production estimates and targets;
- the size of the oil and natural gas reserves;
- capital expenditure programs and estimates;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes and tax laws.

These forward looking statements are based on a number of assumptions, including but not limited to: those set out in the AIF and NI 51-101 Report, availability of funds for capital expenditures, completion of the proposed sale of the Palo Duro lands as contemplated, a consistent and improving success rate for well re-completions at Patos-Marinza, increasing production as contemplated by the Plan of Development for Patos-Marinza, stable costs, availability of equipment and personnel when required for both the Company's US and Albania operations, continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Statements relating to "reserves" or "resources" are inherently forward-looking as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth below and elsewhere in this Prospectus:

- volatility in market prices for oil and natural gas;
- risks inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- the Company's ability to hold existing leases through drilling or lease extensions;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- rising cost of labour and equipment;

- changes in foreign laws and regulations including those related to tax laws and incentive programs relating to the oil and gas industry; and
- the other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing risk factors are not exhaustive. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

## THE COMPANY

**Name and Address**

Bankers Petroleum Ltd. is a company formed under the laws of the Province of British Columbia with its head office and principal place of business located at Suite 800, 906 – 12th Avenue SW, Calgary, Alberta T2R 1K7 and its registered and records office located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

**Summary Description of Business**

The Company and its subsidiaries, Bankers Petroleum (US) Inc. ("**Bankers US**") and Bankers Petroleum Albania Ltd., formerly Saxon International Energy Ltd., ("**Bankers Albania**"), are in the business of acquisition, exploration for and development and production of oil and gas properties with a particular focus on heavy oil and natural gas from unconventional sources. Bankers Albania has a 25 year license to develop and to receive 100% of the benefit of all production from the Patos-Marinza heavy oil project in Albania. Bankers US holds an average 75% working interest in an aggregate of approximately 515,000 net acres in the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachia basin in New York, all areas considered to be prospective for natural gas. The Patos-Marinza project is currently the Company's only project with attributable reserves.

## RECENT DEVELOPMENTS

***Albania***

As at 2006 fiscal year end heavy crude oil production from the Patos-Marinza project was 4,406 barrels of oil per day (bopd), an increase of 91% over the 2005 year end rate of 2,305 bopd. Bankers negotiated an increase in the domestic sales price for heavy crude oil sold to Armo Sh.A. ("**Armo**"), effective January 1, 2007. The Company continues to implement the Plan of Development ("**PoD**") approved by the Albania National Agency for Natural Resources ("**NPA**") and is continuing its analysis of its pilot enhanced oil recovery program.

***United States***

Arkoma and Ardmore Basins, Oklahoma

Bankers successfully fracture stimulated its first well, the Nickel Hill #1-26 (in which Bankers US has a 75% working interest), which was drilled to a total depth of 9,983 feet in December 2006. Initial flow rates were 470 million cubic feet a day along with 6 barrels a day of condensate. The well is now shut in for a pressure build-up and awaiting a pipeline connection. In Hughes County the Lake Holdenville #35-1 well (in which Bankers US has an 89% working interest) was drilled to a total depth of 5,499 feet and cased in late December 2006. A fracture stimulation is planned during the first quarter 2007.

Palo Duro Basin

The Misener #1 well was fracture stimulated and tested in both the Granite wash sands and the Bend shale interval. The stimulations did not result in economic production rates. Based on the highly naturally fractured reservoir indicated by logs on this well and the low flow rates experienced, the Company suspects that the formations may have been damaged through the drilling or completion operations on the well. Bankers plans to commingle the intervals and evaluate the combined production rate until further information is obtained about the basin prior to

undertaking additional work. The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003; however, the stimulation was unable to regain any significant gas productivity.

In January 2006, Bankers US entered into a letter of intent to sell to Peninsula Merchant Syndications Corp. ("**Peninsula**") up to a 27% interest in all of its leasehold interests as of January 1, 2007 in the Palo Duro basin prospect in the Floyd, Motley and Briscoe counties, Texas, in consideration for US$19.5 million, a minimum of US$15 million of which is payable in cash. The transaction is subject to settlement of formal documentation. A US$250,000 non-refundable deposit has been paid and will be credited against the purchase price. Peninsula has advised the Company that it has assigned its rights under the letter of intent to Centillion Industries Inc. ("**Centillion**"), a public company the shares of which trade on the NEX board of the TSX Venture Exchange and that completion of the acquisition by Centillion will require regulatory approval. Formal documentation is currently under negotiation. There is no assurance that a final agreement will be reached.

Bankers has begun drilling another well in the Palo Duro basin and will utilize an under balanced drilling technique through the Bend Group interval. If the sale to Peninsula or Centillion completes the purchaser in that transaction will pay its share of the drilling costs. If the transaction does not close then Bankers may be responsible for up to 100% of the well costs, an estimated US$2.5 million.

**Directors and Officers**

The following table sets forth all current directors and executive officers as of the date of this Prospectus, with each position and office held in the Company and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders.

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Richard Wadsworth**<br>Alberta, Canada<br>President | President of the Company since June 2004. Business Unit Manager - Albania, Premier Oil Plc, seconded as Technical Director and Project Manager to Anglo-Albanian Petroleum Ltd., August 2001 to May 2004. Operations Engineer, Development Engineer, and Senior Exploitation Engineer and Northern Alberta Heavy Oil Manager, Koch Petroleum Canada, 1995 to 2001. | Not applicable(4) |
| **Robert Cross** (1)(3)<br>British Columbia, Canada<br>Chairman (non-executive), Director | Executive Chairman, Northern Orion Resources Inc. July 2002 to July 2005. Managing Director, Vencourt Capital Inc., 1998 to 2002. | June 4, 2004 |
| **C.S. (Juneyt) Tirmandi**<br>Alberta, Canada<br>Chief Financial Officer | Chief Financial Officer, Bankers, December 2005 to present; Senior Vice-President, Tamarack Capital Advisors Inc., a corporate finance firm, November 2004 to December 2005. President, CST Financial Services Inc, a financial advisory services firm, from February 1994 to November, 2004. | Not Applicable(4) |
| **Victor Redekop** (2)<br>Alberta, Canada<br>Director | President, Simmons Energy Services, a private drilling services company. | June 4, 2004 |
| **Jonathan Harris** (1)(2)(3)<br>London, England<br>Director | Business Consultant, Genet Consulting Ltd. since February 2005. Chief Operating Officer, Tribeka Limited, a software distribution and retail company based in London, England, May 2000 to January 2005. | June 4, 2004 |
| **John B. Zaozirny** (3)<br>Alberta, Canada<br>Director | Counsel, McCarthy Tétrault LLP. Director, 1996 to 2005 Vice-Chairman, of Canaccord Capital Inc. | August 4, 2004 |

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Eric Brown**[(1)(2)]<br>Alberta, Canada<br>Director | Senior Vice-President, Tamarack Capital Advisors Inc. and Partner, Meyers Norris Penny LLP, June 2006 to present; Regional Managing Partner, Alberta Advisory Services, Meyers Norris Penny LLP, March 2002 to May 2006; Partner, Cascadia Ventures Inc. March 1995 to February 2002 | February 16, 2006 |
| **Ford G. Nicholson**<br>British Columbia, Canada<br>Director | President and director Bankers U.S., January 2005 to August 2006. President Kepis & Pobe Investments Inc., a private investment company since July 2001. | August 11, 2006 |
| **Robert Petryk**[(5)]<br>Alberta, Canada<br>Vice-President Operations | Vice-President, Operations, Bankers, January 2006 to present. President, Amorak Holdings Ltd., April 2004 to December 2005. President and Chief Executive Officer, Redwood Energy Ltd., September 1999 to April 2004. | Not Applicable |
| **Susan Soprovich**<br>Alberta, Canada<br>Vice-President Investor Relations and Corporate Governance | Vice-President, Investor Relations and Corporate Governance, Bankers, April 2006 to present. Director, Investor Relations, Fording Canadian Coal Trust, August 2004 to March 2006. Director, Investor Relations, Cavell Energy Corporation February 2003 to August 2004. Senior Consultant, GPC International January 2001 to February 2003. | Not Applicable |
| **Wolf Regener**<br>California, USA<br>Executive Vice-President of the Company and President of Bankers US | Various positions including, Head of land acquisitions, Executive Vice-President and currently President, Bankers US and Executive Vice-President, Bankers, January 2006 to current; Private Consultant, February 2005 to December 2005; Senior Vice-President, Tartan Energy USA Corp (Camarillo), January 2003 to December 2005; President, R&R Resources, LLC (Camarillo), December 1997 to present. | Not Applicable |
| **Suneel Gupta**<br>Alberta, Canada<br>Vice-President of the Company and President of Bankers Albania | Vice-President, Bankers and President, Bankers Albania, August 2006 to present; Director Albania branch of Bankers, June 2004 to August 2006. Production Operations Manager, Anglo Albanian Petroleum Ltd., April 2003 to March 2004. Various engineering roles with Husky Energy Inc., September 2000 to April 2003. | Not Applicable |
| **Eugene Christensen**<br>Alberta, Canada<br>Vice-President Exploitation | Vice-President Exploitation, Bankers, September 2006 to present; Vice-President Engineering, Flagship Energy Inc., April 2005 to May 2006; President, Blue Raven Consulting Inc., June 1996 to May 2006; Exploitation Manager, Anglo Albanian Petroleum Ltd. July 1998 to December 1999. | Not Applicable |

**Notes:**

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Mr. Wadsworth served as a director of the Company from June 4, 2004 to August 11, 2006. Mr. Tirmandi served as a director of the Company from June 24, 2005 to February 16, 2006.

(5) Mr. Petryk was Senior Vice-President, North American Operations, of Fracmaster, Ltd. a company then listed company on the TSX and the New York Stock Exchange when it filed for Court protection under the *Companies' Creditors*

*Arrangement Act* (Canada) in 1999. A temporary cease trade order was issued by the Ontario Securities Commission and the company was subsequently de-listed and its assets sold under receivership.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect the Offering. The table should be read in conjunction with the audited consolidated annual and unaudited consolidated interim financial statements of the Company, including the notes thereto, and management's discussion and analysis incorporated by reference into this Prospectus.

| | As at December 31, 2005 | As at September 30, 2006 Before Giving Effect to the Offering (2) | As at September 30, 2006 After Giving Effect to the Offering (1)(2)(3) |
|---|---|---|---|
| Common Shares | US$53,204,325 | US$116,412,777 | US$133,781,131 |
| | 327,986,533 (Common Shares) | 411,481,998 (Common Shares) | 442,910,570 (Common Shares) |
| Share Purchase Warrants | 23,554,705 (Warrants) | 15,509,705 (Warrants) | 31,223,991 (Warrants) |
| Stock Options | 14,605,000 (Options) | 23,405,000 (Options) | 23,405,000 (Options) |
| Compensation Options | 784,636 (Options) | 584,636 (Options) | 584,636 (Options) |
| Contributed Surplus | US$2,013,928 | US$4,463,446 | US$4,463,446 |

NOTES:

(1) After deducting the Underwriters' Fee of $1,100,000 and expenses of the Offering estimated to be approximately $300,000, and excluding any securities that may be issued and any proceeds that may be realized upon exercise of the Over-Allotment Option. The net proceeds were converted to US dollars using the exchange rate of 1.185 Canadian dollars to one US dollar.

(2) Subsequent to September 30, 2006, the Company issued an aggregate of 584,636 Common Shares upon exercise of outstanding stock options and share purchase warrants and granted 4,900,000 stock options. These Common Shares and options are not included in the above table.

(3) In October 2006, the Company closed a US$20 million debt financing with a financial institution based in Albania. The facility is comprised of a US$15 million 5-year term loan bearing interest at one year LIBOR plus 4.5%; and a US$5 million revolving line of credit bearing interest at one year LIBOR plus 3.5%. The facility is secured by all the assets of Bankers Albania the Company's wholly owned subsidiary, the assignment of proceeds from the domestic and export crude oil sales contracts, a pledge of common shares of Bankers Albania, and a guarantee by the Company. As of February 8, 2007, US$2 million of the term loan and US$4.5 million of the revolving line of credit had been drawn down.

(4) Deficit as at December 31, 2005 and September 30, 2006 was US$4,420,721 and US$5,874,677, respectively.

## USE OF PROCEEDS

The net proceeds of the Offering are estimated to be $20,600,000.00, after deducting the Underwriters' Fee and estimated expenses of the Offering.

Bankers intends to use the net proceeds of the Offering for further exploration and development of its U.S. properties, including further acquisitions of leases, working capital and other general corporate purposes. The net proceeds from any exercise of the Over-Allotment Option will be added to the Company's general working capital.

## PLAN OF DISTRIBUTION

Under an underwriting agreement dated February 14, 2007 between the Company and the Underwriters, as underwriters, (the "**Underwriting Agreement**"), the Company has agreed to sell and the Underwriters have agreed to purchase on March 1, 2007, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "**Closing Date**"), but in any event not later than March 15, 2007, 31,428,572 Units at a price of $0.70 per Unit, payable in cash to the Company against delivery of certificates representing the Offered Shares and Warrants comprising such Units. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events including any major financial occurrence of national or international consequence that materially adversely affects the financial markets in Canada. The Underwriters are, however, obligated to take up and pay for all of the Units, if any of the Units are purchased under the Underwriting Agreement. The Offering Price of the Units was determined by negotiation between the Company and the Underwriters.

The Company has also granted to the Underwriters the Over-Allotment Option to purchase that number of Additional Units equal to the lesser of: (i) the "over-allocation position" determined as at the Closing Date; and (ii) that number of Units which represents 15% of the Units sold pursuant to the Offering at the Offering Price. The Over-Allotment Option will be exercisable by Underwriters, in whole or in part, at any time for 30 days following the Closing Date. If the Over-Allotment Option is fully exercised for the maximum amount, the approximate cumulative proceeds from the Offering will be $25,300,000, the Underwriters' fee will be approximately $1,265,000 and net proceeds to the Company will be approximately $24,035,000, before deducting the expenses of the Offering.

Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to 5% of the gross proceeds from the issue and sale of the Units and to reimburse the Underwriters for certain expenses relating to the Offering. The Company has also agreed to indemnify the Underwriters, and each of the associates and affiliates of each of them, and each of the directors, officers, employees, shareholders, partners, advisors and agents of each of them against certain liabilities and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the Closing Date, without the prior written consent of the Underwriters, issue or sell any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, subject to certain exceptions.

Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares in the capital of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of such Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares of the Company at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities comprising or underlying the Units offered herein in the United States. The securities comprising or underlying the Units have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States or to, or for the benefit of, "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Each Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales), except as permitted by the Underwriting Agreement, will not offer or sell the Units within the United States or to, or for the account of, U.S. persons. The Underwriting Agreement enables the Underwriters (or such U.S. affiliates) to offer and sell the Units (i) pursuant to Rule 144A under the U.S. Securities Act ("Rule 144A") to Qualified Institutional Buyers (as defined in Rule 144A) and (ii) to Institutional Accredited Investors (as defined in Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act) pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, an offer

or sale of the Units within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act.

Because John Zaozirny, Q.C., a director of Bankers, is also a director of Canaccord Capital Inc., the parent of Canaccord, which is acting as the lead underwriter of the Offering, Bankers may be considered to be a "connected issuer" to Canaccord for the purposes of National Instrument 33-105 *Underwriting Conflicts*. The decision to distribute the Units and the determination of the terms of the distribution were made through negotiations between Canaccord, Orion and the Company. Canaccord played a role in the due diligence performed by the Underwriters in connection with the Offering. The proceeds of the Offering will not be applied for the benefit of Canaccord or any affiliate thereof other than its portion of the fee payable by the Company to the Underwriters in connection with the Offering.

The TSX has conditionally approved the listing of the Offered Shares, Warrants and Warrant Shares on the TSX. Listing of the Offered Shares and Warrants on the TSX will be subject to the Company fulfilling all listing requirements of the TSX including, in the case of the Warrants, adequate distribution. The Company will apply for the Offered Shares and Warrant Shares to be admitted to trading on AIM in accordance with Rule 29 of the AIM Rules. **The Warrants will not be admitted to trading on AIM.**

This Prospectus is only being and may only be distributed to and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the FSMA and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Promotion Order (all such persons together being referred to as "relevant persons"). The Offered Shares and Warrants are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This Prospectus is not a prospectus for the purposes of Section 85(1) of FSMA. Accordingly, this Prospectus has not been approved as a prospectus by the FSA under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.

The Underwriters have agreed in the Underwriting Agreement they will not offer or sell any securities comprising or underlying the Units to persons in the United Kingdom except to a person that is (a) a "Qualified Investor" within the meaning of section 86(7) of the FSMA; and (b) within the categories of persons referred to in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc) of the Financial Services and Financial Promotion Order.

## DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized share capital of Bankers consists of an unlimited number of Common Shares. As of February 21, 2007, there are 412,066,634 Common Shares in the capital of the Company issued and outstanding.

**Common Shares**

The holders of Common Shares in the capital of the Company are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The holders of Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Company, except meetings at which only holders of another specified class or series of shares of a class are entitled to vote. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Company. The *Business Corporations Act* (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution. A special resolution for the purposes of the Company means a resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

**Warrants**

The Warrants will be issued in registered form under and will be governed by the terms of a warrant indenture (the "**Warrant Indenture**") to be entered into on or before the Closing Date between the Company and Computershare Trust Company of Canada, as trustee and warrant agent thereunder (the "**Warrant Agent**"). The Company has appointed the principal transfer offices of the Warrant Agent in Calgary, Alberta and Toronto, Ontario as the locations at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture which the Company considers material, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, a copy of which will be filed on the Closing Date on www.sedar.com.

The Offered Shares and the Warrants comprising the Units will separate immediately upon closing of the Offering. Each whole Warrant will entitle the holder to purchase one Common Share at a price of $0.90. The exercise price and the number of Common Shares issuable upon exercise of the Warrants are both subject to adjustment in certain circumstances as more fully described below. Warrants, including any Warrants forming part of Additional Units issued upon an exercise of the Over-Allotment Option will be exercisable at any time prior to 4:30 p.m. (Calgary time) on the date which is five (5) years after the Closing Date of the Offering, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled. The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or, as applicable, the exercise price per Common Shares upon the occurrence of certain events, including:

1. the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", determined in accordance with the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of stock options granted under the Company's stock option plans);

2. the subdivision, redivision or change of the Common Shares into a greater number of shares;

3. the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

4. the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

5. the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of any class (other than the issue of Common Shares and other securities to holders of Common Shares pursuant to dividends paid in the ordinary course), rights, options or warrants (other than those referred to in paragraph 4. above), evidences of indebtedness or assets other than dividends in the ordinary course.

The Warrant Indenture will also provide for adjustment in the class, type and/or number of securities or property issuable upon the exercise of the Warrants in the event of the following additional events: (1) reclassifications of the Common Shares; (2) capital reorganizations; (3) consolidations, amalgamations, arrangements or mergers of the Company with or into another entity; and (4) sale or conveyance of the property or assets of the Company as an entirety or substantially as an entirety to another entity, any such event a "capital reorganization". A warrantholder who has not exercised its right of acquisition prior to the effect of any of the foregoing shall, upon exercise of such right thereafter, be entitled to receive and shall accept in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other security or property of the Company or of the other entity that such

warrantholder would have been entitled to receive on such capital reorganization if the warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it on the record date of such capital reorganization.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price or the number of Common Shares purchasable upon exercise by at least 1%.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the United States unless the Warrant Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Offered Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act who: (i) deal at arm's length and are not affiliated with the Company; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold and will hold their Offered Shares and Warrants as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or the holder is engaged in an adventure in the nature of trade with respect to such securities. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Offered Shares and Warrants as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. **Holders of Offered Shares and Warrants contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.**

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**") in force as of the date hereof, all specific proposals (the "**Proposed Amendments**") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada)

prior to the date hereof, the current provisions of the *Canada-United States Income Tax Convention (1980)* (the "**Convention**"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

**Holders Resident in Canada**

The following discussion applies to a holder (a "**Canadian Holder**") of Offered Shares and Warrants who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

*Allocation of Unit Subscription Price*

Purchasers of Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Offered Share and one-half Warrant comprising each Unit in order to determine their respective costs for the purposes of the Tax Act.

The Company has advised counsel that, for consolidated financial statement purposes, of the $0.70 purchase price for each Unit, it intends to allocate approximately $0.50 to each Offered Share and $0.20 to each one-half Warrant and believes such allocation is reasonable. The Company's allocation, however, is not binding on the CRA or on a Canadian Holder.

*Exercise or Expiry of Warrants*

No taxable capital gain or allowable capital loss will be realized by a holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the holder's cost of the Warrant Shares acquired thereby will be equal to the adjusted cost base to the holder of the Warrant, plus the amount paid on the exercise of the Warrant. The cost of a Warrant will be equal to the adjusted cost base of the Unit subscription price allocable to the Warrant. For the purpose of computing the holder's adjusted cost base of the Warrant Shares acquired on the exercise of the Warrant, the cost of such Warrant Shares must be averaged with the adjusted cost base of all of the common shares of the Company owned by the holder at that time.

The expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the holder of such expired Warrant.

*Dividends*

Any dividend received or deemed to be received by an individual Canadian Holder on Offered Shares will be included in computing the income of such holder and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends paid by a taxable Canadian corporation. Under Proposed Amendments, taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" in accordance with the Proposed Amendments will be grossed up by 45% and the dividend tax credit will be 11/18 of the gross-up amount. Dividends which are not designated as "eligible dividends" will be grossed up by 25% and the dividend tax credit will be 2/3 of the gross-up amount.

Dividends received or deemed to be received by a Canadian Holder that is a corporation will be included in computing its income and will generally be deductible in computing taxable income. A "private corporation" (as defined in the Tax Act) and certain other corporations that are controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable under Part IV of the Tax Act

to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing the corporation's taxable income. This refundable tax generally will be refunded to a corporate holder at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Taxation of Capital Gains or Capital Losses*

Upon a disposition (or deemed disposition) of an Offered Share or Warrant, a Canadian Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of the share to the Canadian Holder. One-half of any capital gain (the "taxable capital gain") will be included in income for the taxation year of disposition. One-half of any capital loss (the "allowable capital loss") may generally be deducted against taxable capital gains for the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares. Canadian Holders that are corporations should consult their own tax advisors in this regard.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

*Minimum tax on individuals*

The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. Eighty percent of capital gains (net of capital losses) and actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

**Holders Resident in the United States**

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Offered Shares and Warrants and who do not use or hold the Offered Shares and Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("**U.S. Holders**"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere. This summary does not address U.S. federal or state tax considerations that may be relevant to U.S. Holders and U.S. Holders should consult their own tax advisors in this regard.

*Allocation of Unit Subscription Price*

The discussion above under the heading "Allocation of Unit Subscription Price" is applicable to U.S. Holders.

*Exercise or Expiry of Warrants*

The discussion above under the heading "Exercise or Expiry of Warrants" is applicable to U.S. Holders.

*Dividends*

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

*Taxable Capital Gains and Losses*

A U.S. Holder whose Offered Shares or Warrants constitute capital property to such Holder, will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Offered Shares or Warrants unless the Offered Shares or Warrants, as the case may be, constitute "taxable Canadian property" of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Offered Shares and Warrants will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Offered Shares or Warrants are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Offered Shares or Warrants were 25% or more of the issued shares of any class or series of the capital stock of the Company (or the right to acquire such shares) owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Offered Shares and Warrants which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

A disposition or deemed disposition of Offered Shares or Warrants by a U.S. Holder whose Offered Shares or Warrants are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Shares or Warrants to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act. U.S. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

BECAUSE THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE UNITS MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING OR DISPOSING OF UNITS OF THE COMPANY.

## RISK FACTORS

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its oil and gas properties. Accordingly, prospective investors should carefully consider the risk factors set out below, in addition to the other information contained and incorporated, or deemed to be incorporated by reference, in this Prospectus, before investing in the Units.

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business. If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected. In such a case, the price of the Common Shares of the Company could decline and investors may lose all or part of their investment.

*Financing risks*

The Company's rights in respect of the Patos-Marinza field are governed by the terms of the petroleum agreement (the "**Petroleum Agreement**") dated June 19, 2004 between Bankers Albania and Albpetrol Sh.A ("**Albpetrol**") and the licence agreement (the "**Licence Agreement**") dated June 7, 2004 between the NPA and Albpetrol (and to which Bankers Albania was added as a party on July 16, 2004). The PoD for the project submitted to the NPA received approval in March, 2006 and a result, Bankers Albania has a 25 year production license which can be extended for further five year terms, at its option. Under the PoD the Company estimated capital expenditures of between US$155 million and US$213 million over the life of the project, the majority of which are planned to be incurred within the first five years (2006 to 2010). The estimated capital expenditures under the PoD for 2007 are between US$38.3 million and US$42.2 million. Bankers Albania is required to submit to the NPA for approval an annual program regarding the nature and amount of capital expenditures to be incurred in the ensuing year. Significant deviations from the PoD are subject to NPA approval.

Funds available to the Company under the US$20 million credit facility provided by Raiffeisen Bank and from crude oil sales will be adequate to fund the Company's planned work programs on the Patos-Marinza project to the extent that the capital expenditures are limited to amounts contemplated in the PoD, provided that world oil prices remain stable at current prices, production continues to increase as expected under the PoD and the Company does not experience any significant technical or marketing problems. However, there is no assurance that current rates of production will be sustained, that budget overruns will not occur or that actual capital expenditures will approximate estimates or that oil prices will remain stable. In the event of any of the foregoing the Company may require more funds for its Albania operations than are presently anticipated to continue development under the current PoD. The Raiffeisen credit facility has fixed terms of repayment and is secured by, among other things, a pledge of all of the shares of Bankers Albania, an assignment of crude oil sales proceeds, and by a guarantee of the Company. If Bankers Albania were unable to repay the credit facility when it became due and was not able to negotiate an extension or an alternate source of financing, Bankers Albania could lose its entire interest in the Patos-Marinza project and the Company could become obligated to pay the difference, if any, between the amount owing by Bankers Albania and the amount recovered by Raiffeisen on a realization.

If the sale of up to a 27% interest in the Palo Duro lands described under "Recent Developments" completes, the proceeds of the sale will be used for working capital and potential acquisitions of additional lands. There is no assurance that the sale will complete in a timely manner or at all. If either the sale of an interest in the Palo Duro lands or the Offering do not complete for any reason, the Company may reduce its exploration and development programs in the US. In the unlikely event that neither the Offering nor the sale of the interest in the Palo Duro lands were to complete the Company would be forced to significantly curtail its U.S. activities and could, if alternate sources of financing were not found, be forced to relinquish its interest in some or all of its U.S. properties.

The Company's future capital requirements will depend on numerous factors, including the cost and success of recompleting or drilling per well, future production levels, the terms (including price) and conditions that it is able to negotiate with purchasers of production from its properties, as well as its level of success in its exploration activities, none of which can be predicted with certainty. The Company may require additional funds in future and may attempt to raise such funds through further equity or debt financings and collaborative arrangements with commercial partners or from other sources. Any additional equity financing may be dilutive to the holders of the Common Shares and any debt financing, if available, may require restrictions to be placed on the Company's future financing and operating activities. The Company may be unable to obtain additional financing on acceptable terms if market and economic conditions, the financial condition or operating performance of the Company or investor sentiment are unfavourable. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and prospects.

*Patos-Marinza production risks*

The Company's right to production from the Patos-Marinza project is governed by the Licence Agreement and the Petroleum Agreement and is also subject to the PoD. Risks related to development of the project, including but not limited to technical difficulties, increased costs, reduced sales price or demand for heavy oil produced from the project, are borne by Bankers Albania. Unless it revises the existing PoD or relinquishes contract area Bankers Albania will be obliged to continue development and capital expenditures as contemplated under the PoD, notwithstanding the occurrence of any such events. If Bankers for any reason is unable to finance the capital expenditures required under the PoD and it is unable to obtain the agreement of the NPA to a reduction in such expenditures Bankers could be forced to relinquish some or all of the Patos-Marinza contract area. Depending on the size and location of the area such relinquishment could have a material adverse effect on the Company's financial condition and results of operations. The License and Petroleum Agreements provide for the appointment of an independent expert if necessary to resolve any dispute that may arise in connection with the PoD. Should a dispute arise, there is no assurance that it would be resolved in a manner acceptable to the Company, and if a decision were made that had the effect of reducing the rate at which Bankers Albania is able to develop the field or increase production for any reason, or that would necessitate a reduction in production from the field, any such decision could have a material adverse effect on the Company's financial condition and results of operations.

*Competitive conditions*

The oil and gas industry is highly competitive. The Company competes with numerous other participants in the acquisition of oil and gas exploration licences and properties and in the marketing of oil and gas. The Company's ability to increase reserves in the future will depend, not only on its ability find commercial quantities of oil and gas and to develop or continue to develop existing properties, but also on its ability to select and acquire additional suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include price, methods and reliability of delivery.

*Oil and gas prices and marketability*

Oil and gas prices have a direct impact on the Company's revenues and are subject to volatile price fluctuations. The marketability of oil and natural gas discovered by the Company will be affected by numerous factors beyond its control. The profitability of the Company's operations will be dependent, among other things, upon the market price of natural gas and crude oil, which has fluctuated in the past. Oil and gas prices are affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of supply and demand, and currency exchange rates. Movements in market prices could render uneconomic any of the extraction and production activities undertaken or to be undertaken by the Bankers and its subsidiaries.

*Economic dependence*

The Patos-Marinza oilfield is the only property with attributable reserves in which the Company has an interest. The Company's current production is dependent upon the Petroleum Agreement with Albpetrol and the Licence Agreement with the NPA and its revenues are derived from a crude oil marketing agreement between Bankers Albania and Armo and an export sales contract with one offshore refinery.

*Exploration, production and general operational risks*

The business of exploration for and production of oil, gas and other resources involves a high degree of risk. In particular, the operations of the Company may be disrupted, curtailed or cancelled by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, occupational and health hazards, technical failures, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with governmental requirements, explosions and other accidents. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

Delays in the construction and commissioning of projects or other technical difficulties may result in the Company's current or future projected target dates for production being delayed and capital expenditures in excess of those estimated being required.

It is still very early in the life cycle of the various US projects in which Bankers has an interest. While certain of the projects have geological similarities to other productive projects in the United States, there may not end up being the gas-in-place or ability to recover hydrocarbons that is expected and drilling costs may be higher than anticipated; the Company may need to use different well-completion techniques across the plays and this may require completion approaches to be continually refined and tailored.

Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells which, though they yield some oil or gas, are not sufficiently productive to justify commercial development or to cover operating and other costs.

*Exploration, production and other licences*

The Company's exploration, production, and processing activities are dependent upon the agreements with third parties and the grant and maintenance of appropriate licences, concessions, leases, permits and regulatory consents ("**Authorizations**") which may not be renewed or renewable, granted, or may be withdrawn, or made subject to limitations. Although the Company believes that the Authorizations will be granted or renewed (as the case may be) following expiry, there can be no assurance that such Authorizations will be renewed or granted, or as to the terms of such grants or renewals.

The land areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land. If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas on any property covered by such agreements. Furthermore, certain leases and rights to extension of leases held by the Company's subsidiaries are held by drilling commitments and could be lost if for any reason such drilling commitments are not met for any reason, including but not limited to a lack of financial resources or unavailability of drilling rigs when required.

*Title to properties*

Title to oil and gas interests is often not capable of conclusive determination, without incurring substantial expense. Vintage Petroleum LLC did not warranty title to the assets acquired from it by Bankers US. The nature of the oil and gas leasing and title regime in the US is such that interests in large tracts of acreage may be represented by hundreds or thousands of leases and obtaining absolute confirmation of chain of title would be time consuming and expensive. The Company conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties and conducts an extensive title review to a particular area prior to commencement of drilling. There can be no assurance of title however. Title may be subject to unregistered liens and other defects which, if affecting a core area, could have a material adverse effect on the Company, its financial condition and results of operations.

*Governmental regulations and processing licences*

Governmental approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental offices. The Company must comply with known standards, existing laws and regulations. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations, financial condition and prospects.

*Reserve and resource estimates*

The Company has derived the reserves presented in this document from the calculations and estimates reported in the NI 51-101 report titled "Patos-Marinza Heavy Oilfield 2004 Reserves Evaluation", dated June 26, 2006, with an effective date of December 31, 2005 of APA Petroleum Engineering, Inc. ("**APA**"). The Company has engaged

APA to prepare an updated reserves evaluation as at December 31, 2006, which evaluation is not yet complete. There is no assurance that the reserves or economic values reported in the updated evaluation will be similar to those reported in the evaluation conducted as at December 31, 2005. The oil and gas reserves data included in this Prospectus represent estimates. Actual production, revenues, expenditures and future cash flow with respect to the Company's reserves will vary from these estimates, and those variances may be material. Many of the factors, assumptions and variables involved in estimating reserves are beyond the Company's control and over time, may prove to be incorrect.

*Foreign operations*

A significant amount of the Company's activities and assets are conducted and located in Albania. Albania has been in the process of making the transition from a communist regime to a more modern open-market economy since 1992, with an extensive program of privatization in progress, resulting in approximately 55% of the economy now in private hands. While that transition has brought greater economic stability to the country, significant challenges still exist. Albania is not a member of the European Union or the North Atlantic Treaty Organization and the country is heavily dependent on foreign investment due to its large trade deficit. Albania's energy and transportation infrastructure is in need of significant investment, despite the Albanian government's recent embarkation on a major program of road and rail rehabilitation and construction. While the government of Albania encourages direct financial investment to aid the country's economic development, it provides little by way of tax, financial or other incentives. There is no assurance that future political and economic conditions in Albania will not result in the government adopting different policies in relation to foreign development and ownership of oil and gas resources. Any such changes in policy may result in changes to laws affecting the ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital, nationalization, expropriation, and other areas, each of which may affect both the Company's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore and develop those properties in respect of which it has obtained exploration and development rights to date.

The Company may be subject to political, economic and other uncertainties, including, but not limited to, changes in energy policies or the personnel administrating them, nationalization or expropriation of property, cancellation or modification of contractual rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted.

*Reserve depletion*

The Company's future oil and gas reserves and production, and therefore cash flow, will depend upon the Company's success in acquiring additional reserves. Failure to add reserves by acquiring or developing them will result in reserves and production declining over time.

*Delays in production, marketing and transportation*

Various production, marketing and transportation conditions may cause delays in oil and natural gas production and adversely affect the Company's business. Drilling wells in areas remote from distribution and production facilities may delay production from those wells until sufficient reserves are established to justify construction of the necessary transportation and production facilities. The Company's inability to complete wells in a timely manner would result in production delays. In the United States, most private leases require actual production to hold the lease past the expiration of the primary term, with some limited contractual extensions available. Because there is little infrastructure in the areas in which Bankers US holds its interests, the Company is subject to the risk that building of the necessary infrastructure will not be timely. In addition, marketing demands, which tend to be seasonal, may reduce or delay production from wells. The marketability and price of oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market any natural gas it discovers may depend upon its ability to acquire space in pipelines that deliver natural gas to commercial markets. The Company is also subject to deliverability uncertainties related to the proximity of its reserves to adequate pipeline and processing facilities and extensive government

regulation relating to price, taxes, royalties, licences, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

*Environmental protection*

The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of natural resources are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. Bankers US is obliged to indemnify Vintage Petroleum LLC ("**Vintage**") for any damages associated with the use, ownership or operation of the properties acquired from it and the Company has guaranteed the Bankers US indemnification obligations. While the Company considers the risk of environmental liability to be low based on its due diligence and on past operations on the properties, there is no assurance that a significant liability will not be discovered and such an event could have a material adverse effect on the Company's financial condition and results of operations.

*Decommissioning costs*

The Company may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which it may use for production of oil and gas. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as "decommissioning". There are no immediate plans to establish a cash reserve account for these potential costs, rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Should decommissioning be required, the costs of decommissioning may exceed the value of hydrocarbon reserves remaining at any particular time to cover such decommissioning costs. The Company may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on the Company's financial position and future results of operations.

*Litigation*

Legal proceedings, claims or alleged claims may arise from time to time in the course of the Company's business. There have been a number of cases where the rights and privileges of oil and gas companies have been the subject of litigation. The Company cannot preclude that such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation or claim.

*Labour*

The Company is dependent on local labour to carry out site work in its licenced areas in Albania. The Company has directly employed local workers and is subject to local labour laws. While the Company has not been materially adversely affected by any labour related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on the business, operations and financial performance of the Company.

*Uninsured risks*

The Company, as a participant in oil and gas extraction projects, may become subject to liability for hazards which cannot be insured against or against which it may elect not to be insured because of high premium costs or other commercial reasons. The Company may incur liabilities to third parties (in excess of any insurance cover) arising from pollution or other damage or injury. There can be no assurance that the Company will be able to obtain

insurance at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

*Attraction and retention of key personnel*

The Company's future success is dependent on certain key management and other personnel. There is strong competitive demand for qualified personnel and the demand is likely to continue for the foreseeable future. The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could have a material adverse effect on the Company's business.

## OTHER MATERIAL FACTS

In connection with Bankers US' acquisition of four unconventional shale gas prospects in Northern and Central United States and related data and information from Vintage in May 2006, the Company issued an aggregate of 25,971,715 Common Shares at an ascribed value of approximately $0.88 per share (for a total of approximately US$20,000,000) as partial consideration for the acquisition. The total purchase price for the assets was US$30 million. The Company provided a guarantee of Bankers US' obligations under the agreement with Vintage, including a guarantee of Bankers US' obligation to indemnify Vintage against damages arising out of or resulting from the use, ownership or operation of the properties acquired. The shares were qualified for resale in British Columbia, Alberta and Ontario pursuant to prospectus dated May 12, 2006, a copy of which was filed at www.sedar.com.

In August 2006, the following changes were made to the boards and management of the Bankers group of companies: Ford Nicholson stepped down as President of Bankers US and Bankers Albania and was appointed a director of the Company; Richard Wadsworth stepped down as a director to allow him more time to oversee the development and implementation of the enhanced oil recovery program on the Patos-Marinza project (Mr. Wadsworth continues as President of the Company); Wolf Regener became President of Bankers US and Executive Vice-President of the Company; and Suneel Gupta became President of Bankers Albania.

The Company and its subsidiaries from time to time enter into agreements with third parties that are designed to protect their interests in assets already held, give them the option to increase their interests in particular assets or expand their interests in an area, in the event that results of exploration and development activities indicate that such action is warranted or advisable. Such agreements and arrangements are entered into for competitive reasons in the ordinary course of the Company's business.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Bankers are KPMG LLP, Chartered Accountants, Suite 2700, Bow Valley Square II, 205 - 5th Avenue SW, Calgary Alberta, T2P 4B9. The registrar and transfer agent for the Common Shares in Canada is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

KPMG LLP has advised the Company that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

On June 5, 2006, the Company changed its auditor from Deloitte & Touche LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4 to KPMG LLP. Deloitte & Touche LLP has advised that, during the period in which it served as the auditors of Bankers, it was independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

## INTERESTS OF EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Prospectus or a document specifically incorporated by reference in the Prospectus as

having prepared or certified a part of that document or a report or valuation described in the Prospectus or in a document specifically incorporated by reference into the Prospectus:

1. APA Petroleum Engineering Inc. prepared the NI 51-101 F2 dated March 28, 2006 incorporated by reference herein; and

2. The information in this Prospectus under the headings "Qualified Investment" and "Certain Canadian Federal Tax Implications" has been included in reliance upon the opinion of Thorsteinssons LLP.

Based on information provided by the relevant persons, none of such persons or companies has received or will receive any direct or indirect interests in the property of the Company or have any beneficial ownership, direct or indirect, of securities of the Company.

## PROMOTERS

Each of Robert Cross, a director and Chairman of the Company and Ford Nicholson, a director of the Company, may be described as a promoter, as that term is defined under applicable Canadian securities legislation, of the Company or of a subsidiary of the Company, within the three most recently completed financial years of the Company. As at the date of this Prospectus, Mr. Cross beneficially owned or controlled 14,637,500 Common Shares in the capital of the Company (representing approximately 3.6% of the current issued and outstanding shares) and Mr. Nicholson beneficially owns or controls 15,167,800 Common Shares in the capital of the Company (representing approximately 3.7% of the currently issued and outstanding shares). Mr. Cross receives fees as a director of the Company and has been granted an aggregate of 2,750,000 stock options for services as such. A company controlled by Mr. Nicholson has received US$10,000 per month for consulting services provided to the Company since July 2004. Mr. Nicholson has also been granted an aggregate of 2,750,000 stock options.

## LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP and Thorsteinssons LLP on behalf of Bankers and by McCarthy Tétrault LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Thorsteinssons LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares. Mary P. Collyer, corporate secretary of the Company, is a partner of the firm of DuMoulin Black LLP, counsel to the Company. John Zaozirny, Q.C., a director of the Company, is associate counsel to McCarthy Tétrault LLP, counsel to the Underwriters.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

## AUDITORS' CONSENT

We have read the short form prospectus of Bankers Petroleum Ltd. (the "Company") dated February 22, 2007 qualifying the distribution of 31,428,572 Units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004; and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated March 23, 2006.

*"Deloitte & Touche LLP"*
Chartered Accountants
Vancouver, British Columbia
February 22, 2007.

## CERTIFICATE OF COMPANY AND PROMOTERS

Dated: February 22, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

*"Richard Wadsworth"*

RICHARD WADSWORTH
President

*"C.S. (Juneyt) Tirmandi"*

C.S. (JUNEYT) TIRMANDI
Chief Financial Officer

**On behalf of the Board of Directors**

*"Victor Redekop"*

VICTOR REDEKOP
Director

*"Eric Brown"*

ERIC BROWN
Director

**By the Company's Promoters**

*"Robert Cross"*

ROBERT CROSS

*"Ford Nicholson"*

FORD NICHOLSON

## CERTIFICATE OF THE UNDERWRITERS

Dated: February 22, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

**CANACCORD CAPITAL CORPORATION**

*"Ali Pejman"*
ALI PEJMAN
Senior Vice President, Investment Banking

**ORION SECURITIES INC.**

*"Lee A. Pettigrew"*
LEE A. PETTIGREW
Managing Director, Investment Banking

RECEIVED
2008 MAY -1 A 7:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Material document (Crude Oil Sales Contract), filed February 22, 2007

Saxon
INTERNATIONAL ENERGY LTD.
ALBANIA BRANCH



# PATOS MARINZA CRUDE OIL SALES CONTRACT

**BETWEEN**

## ALMA PETROLI SPA

**AND**

## SAXON INTERNATIONAL ENERGY LTD, ALBANIA BRANCH

***Contract No: PM-OS-010-05***

## DOCUMENT DISTRIBUTION HISTORY

| Saxon International Energy Ltd. | Alma Petroli Spa |
|---|---|
| Richard Wadsworth | Serena Monghini |
| Art Agolli | Giovanni Mezzadri |
| Suneel Gupta | Giorgio Marangoni |
| Richard Ferguson | Marino Bose |
| Martin Graystone | |
| Leonidha Cobo | |
| | |

## DOCUMENT REVISION HISTORY

| Rev. | Date | Remarks | By | Approved |
|---|---|---|---|---|
| 0 | 17th Jan 2006 | Draft for Alma Petroli Review | RLF | |
| 1 | 9th Feb 2006 | Revised Draft from Alma Petroli | G. Marangoni | |
| 2 | 10th Feb 2006 | Comments on Rev 1 | RLF | |
| 3 | 17th Feb 2006 | Final Comments and Revisions | A. Agolli | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**CONTENTS**

1 **Form of Contract**

This Crude Oil Sales Contract is signed today on 20/ 02 / 2006

BETWEEN

**ALMA PETROLI SPA**, a company organized and existing under the laws of Italy, hereinafter referred to as a "Buyer" or "Alma Petroli" and represented by Giovanni Mezzadri, Project Responsible, ON THE First PART

AND

**SAXON INTERNATIONAL ENERGY LTD**, a company organized and existing under the laws of the Cayman Islands with a branch registered in the Republic of Albania, hereinafter referred to as "Seller" or "Saxon" and represented by Richard Wadsworth, Project Director, ON THE Second PART

who agree that the Seller will sell and deliver and the Buyer will buy and pay for such quantities of crude oil ("Crude Oil") as the Seller makes available for sale Free on Board ("FOB") Albania on the following terms and conditions:

2 **Seller**
Saxon

3 **Buyer**
Alma Petroli

4 **Independent Inspector**
SGS Italia SpA – Oil, Gas, & Chemicals Services, hereinafter referred to as "Independent Inspector" or "SGS", as nominated by Buyer and accepted by Seller.

5 **Term and Duration**

5.1 This Contract shall be effective for the period (hereinafter, the "Term") commencing on the Signing Date of this Contract ("Effective Date") and ending on the earlier of December 31st, 2006 or on such other date as mutually agreed by both Parties ("Termination Date"); provided however that the terms of this Contract shall survive until such time as the Buyer has paid the Seller in respect of all Crude Oil delivered and sold hereunder and further that this Article and Articles 13 to 18 inclusive shall survive the termination of this Contract.

5.2 This Contract shall be extended for successive 12 month periods from the Termination Date unless cancelled by written notice by either party.

## 6 Product Quality and Quantity

6.1 The Crude Oil quantity delivered for sale by the Seller to the Buyer will be determined by the Independent Inspector's analysis of the loaded vessel's tanks.

6.2 The crude type is that produced from the Patos Marinza Oilfield in Albania. It will be subject to analysis by the Independent Inspector as agreed to by both Parties. This Crude Oil may be prepared for sale by blending with diluent of approximate 840 kg per $m^3$ density.

6.3 The Crude Oil prepared for delivery by Seller to Buyer will have an API gravity minimum of 10.0° (Ten Degrees) at 60° Fahrenheit (15.5° Celsius). For quality improvements from 10.0° (Ten Degrees) API, an adjustment will be applied to the Crude Oil Price as per Article 8.4. The flash point must be above 21° Celsius. Certified by an indipendent inspector in the delivery tank.

6.4 The Crude Oil delivered by the Seller to Buyer will have a minimum temperature of 50° Celsius (125° Fahrenheit) as measured in the ship tanks on the same day of loading. Cooling of Crude Oil for prolonged storage on the vessel is the responsibility of the Buyer.

6.5 The Crude Oil prepared for delivery by Seller to Buyer will have a maximum water content of 2% (Two Percent) by volume and a maximum sand content of 0.5% (Point Five Percent) by volume.

6.6 The Crude Oil quality and quantity will be determined by the Independent Inspector at the Delivery Point, using internationally accepted ASTM methods, specifically ASTM standard method D1298-99e2. The results will be checked by both the Seller and Buyer. The Delivery Point is defined in Article 7.3. Appendix A is attached to indicate typical crude characteristics of Patos Marinza crude oil.

6.7 Measurement of water and sand will be by an internationally accepted ASTM standard method, specifically ASTM D4007-02 (Standard Test Method for Water and Sediment in Crude Oil by the Centrifuge Method). The results may be verified with ASTM D4006-81 (Standard Test Method for Water in Crude Oil by Distillation) and ASTM D473-02 (Standard Test Method for Sediment in Crude Oils and Fuel Oils by the Extraction Method).

6.8 All measurements and quantity determinations shall be made at the Delivery Point (Loading Port) by the Independent Inspector. All measurements and quantity determinations will be made in compliance with ASTM procedures accepted by both the Seller and Buyer and as defined in Articles 6.6 and 6.7 above. All measurements and quantity determinations shall be final and binding upon the Parties and shall be used by the Seller as the basis for the calculation of Seller's Commercial Invoice for payment of all Crude Oil quantities delivered hereunder.

6.9 The Cost of inspection services for the loading of the cargo shall be charged 100% to the Seller, and the cost for these services for the unloading shall be 100% for the Buyer.

6.10 Samples of product shall be retained at loading point for a period of 30 days after the Bill of Lading date. No claims on quality or quantity shall be accepted by Parties after this 30 days period.

6.11 Additional definitions and procedures relating to Crude Oil quality and quantity delivered for sale as measured by the Seller are included in the "Procedures for Sampling, Testing, and Measurement of Crude Oil Delivered at Port of Vlore for Export" accompanying this Contract.

6.12 Seller shall make available to Buyer two cargoes per calendar month subject to vessel availability, initially in the quantity of 3,500 to 4,000 MT ± 10% at Buyer's option each. Seller may make greater volumes available subject to size and timing of vessels.

## 7 Delivery, Laytime, and Destination

7.1 Crude Oil will be supplied by the Seller to the Buyer at the Loading Port.

7.2 The Loading Port will be Vlore, Albania, or any other port designated by the Seller and accepted by the Buyer.

7.3 The Crude Oil Delivery Point from Seller to Buyer will be at the inlet loading flange on board the ship (vessel).

7.4 Seller shall have an allowed Laytime of 72 (Seventy-Two) hours for completion of loading the vessel with Crude Oil. Laytime shall commence either when the vessel is moored (secured) in readiness for loading, or when 6 (Six) consecutive hours have elapsed since the issue of the "Notice of Readiness" (NOR), whichever shall occur first. The laytime may exceed 72 hours upon mutual agreement between both Parties. Demurrage costs will be divided equally between the Parties for additional Laytime between 72 and 120 hours. Laytime in excess of 120 hours shall be at the expense of the Seller.

7.5 The Demurrage rate shall be calculated as per the Charter Party rates for the vessel and as per the general conditions of sale. If Crude Oil quality during loading does not comply with the technical characteristics as defined in Articles 6.3 and 6.5 and Appendix A – Technical Analysis of Oil Sample by SGS, the Buyer can refuse the Crude Oil and the Seller must provide for vessel transportation costs and discharging oil costs.

7.6 The Destination Port will be Ravenna, Italy. The Buyer may modify final destination only with Seller's written approval given 7 days prior to the commencement of loading date.

7.7 For the purpose of verifying the destination of the Crude Oil shipment sold hereunder, Buyer shall provide to Seller, within thirty (30) calendar days from the Bill of Lading date, a Certificate of Discharge from the Destination Port, which may consist of:

a) An independent inspector's Certificate of Discharge or

b) The corresponding customs fees receipt or other government documents evidencing the port of discharge and the quantity of Crude Oil discharged.

The Port's Certificate of Discharge shall be sent to the Seller at the address shown in Article 16.1.

## 8 Price Calculation

8.1 Cargoes of Crude Oil shall be sold "Free on Board" (FOB) at the Loading Port.

8.2 The price (the "Price") for Crude Oil delivered by Seller to Buyer will be denominated in United States Dollars ("US $").

8.3 The Price payable by the Buyer to the Seller for the Crude Oil delivered to the Buyer shall be determined by means of the following Price Table. The Brent Average Price will be determined as the 5 day average Brent Price (2 days before, Bill of Lading date, and 2 days after). If Brent Average is under US$41 per barrel or over US$70 per barrel, Buyer and Seller will arrange a new mutually agreed price. The Brent Price shall be that published by Platt's.

Price Table:

| Brent Average | Patos Marinza Price |
|---|---|
| US $40.01 to $45.00 per barrel | US $[redacted] per barrel |
| US $45.01 to $50.00 per barrel | US $[redacted] per barrel |
| US $50.01 to $55.00 per barrel | US $[redacted] per barrel |
| US $55.01 to $60.00 per barrel | US $[redacted] per barrel |
| US $60.01 to $65.00 per barrel | US $[redacted] per barrel |
| US $65.01 to $70.00 per barrel | US $[redacted] per barrel |

8.4 The Final Price payable shall be calculated on the assumption that the Crude Oil sold shall have a minimum API gravity of 10.0° (Ten) degrees. For each full 0.10 (One Tenth) degree API above 10.0° degrees API, the Price will be increased by US$0.03 (Three U.S. Cents) per delivered barrel of Crude Oil from the Price Table values above. The Crude Oil shall have a maximum Water content of 2% (Two Percent) by volume and a maximum Sand content of 0.5% (Point Five Percent) by volume. Final Price is considered net weight sediment and water free.

8.5 Final Price shall be indicated in US$ per net barrel of Crude Oil and shall be rounded to four (4) decimal places.

8.6 Seller and Buyer agreed to negotiate a new price formula by April 30th,2006, which will substitute the one in clause 8.3 above.

## 9 Invoicing and Payment Terms

9.1 Payment by Buyer to the Seller shall be as per Seller's Commercial Invoice and shall be made in cleared funds in U.S. Dollars to Seller's nominated bank account or accounts as

specified in Seller's commercial invoice free of all charges and without offset or counterclaim. Payment shall be made by the Buyer to the Seller as per Seller's Commercial Invoice for each quantity of Crude Oil delivered on the thirtieth ($30^{th}$) day following date of Seller's invoice.

9.2 Invoices shall be supported by a copy of the Bill of Lading, a schedule of Platt's Brent Prices used in determining the Final Price, and copies of the Crude Oil Analysis and Quantity Measurement Reports prepared by the Independent Inspector.

9.3 Payments due on a Saturday shall be made on the preceding Business Day; payments due on a Sunday shall be made on the following Business Day. Payments due on a Bank Holiday shall be made on the preceding Business Day except where a Bank Holiday falls on a Monday, in which case payment shall be made on the following Business Day.

9.4 In the event payment is not received by the payment due date, interest of one-month LIBOR plus Two Per Cent (2%) as quoted by Seller's Nominated Bank will be assessed against the outstanding receivable balance until full payment is received.

## 10 Responsibility of Buyer

10.1 Buyer shall ensure availability of vessel at least twice per calendar month, with arrival times as mutually agreed between the Parties. Confirmation of arrival of vessel shall be at least 10 days. In the event that Buyer is unable to provide a vessel, Seller shall have the right to sell the crude oil allocated for that lifting to a third party.

10.2 Buyer shall ensure that the vessel owned by or chartered by the Buyer for the transportation of the Seller's Crude Oil shall comply with the requirements of the "International Ship and Port Facility Security Code", and the relevant amendments to "Chapter XI of Solas" (collectively known as the "ISPS Code"), and with any other relevant maritime or commercial laws relating to the charter or ownership of such vessel.

10.3 Buyer shall be responsible for all costs or expenses including but not limited to demurrage, retention, delay or any additional charge, fee or duty levied on the ship at the port of loading, incurred by the Seller as a direct consequence of the vessel's failure to comply with the "ISPS Code" or any other maritime laws or regulations. This includes any demurrage at the Loading Port resulting directly from the ship being required by the port facility authorities to take any action or any special or additional security measure or undergo additional inspections by virtue of the ship's previous ports of call as established in the "ISPS Code".

10.4 Prior to loading, Buyer shall provide to Seller a copy of the "International Ship Security Certificate" in accordance with the "ISPS Code".

10.5 Notwithstanding any prior acceptance of the vessel by Seller, if at any time prior to transfer of Risk and Title of the Cargo, the vessel ceases to comply with the requirements of the "ISPS Code":

a) Seller shall have the right not to berth such nominated vessel, and any resulting demurrage shall be for the account of the Buyer.



AW

b) Buyer shall be obliged to substitute such vessel complying with the requirements of the "ISPS Code".

10.8 Buyer shall ensure that any shipping agent / charterer shall comply with the requirements of the "ISPS Code" and other maritime laws and regulations, and that any delays caused by failure to meet such requirements shall be for the account of the Buyer.

10.9 Buyer shall ensure that the vessel is equipped with such equipment (connecting flanges, etc.) compatible to those facilities provided at the Port of Loading by the Seller.

## 11 Responsibility of Seller

11.1 Seller shall ensure that the Loading Port and associated facilities shall comply with the requirements of the "ISPS Code" and other maritime laws and regulations. Seller shall provide Certificate of Origin and original Bill of Lading and a pro forma invoice via courier to the Buyer on the date of Bill of Lading.

11.2 Seller shall be responsible for all costs or expenses including but not limited to demurrage, retention, delay or any additional charge, fee or duty levied on the ship at the port of loading, incurred by the Buyer as a direct consequence of the Loading Port and associated facilities' failure to comply with the "ISPS Code" or any other maritime laws or regulations.

11.3 Prior to loading, Seller shall provide to Buyer a copy of the "International Port Security Certificate" in accordance with the "ISPS Code".

11.4 Seller shall provide to Buyer, specifications of loading facilities (loading pumps, loading hoses and connection flanges, etc.) available at the Loading Port.

11.5 Every month ("M") Seller shall provide Buyer with an estimated schedule of loadings for the following three months M1+M2+M3.

## 12 Title and Risk

12.1 Title to, and risk of loss and liability for, all Crude Oil delivered hereunder shall pass from the Seller to the Buyer at the Delivery Point defined as when the Crude Oil passes the inlet loading flange on board the vessel.

## 13 Language, Law and Confidentiality

13.1 The governing language of this contract shall be English.



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13.2 The construction, validity and performance of this Contract shall be governed by and construed in accordance with the laws of England under the jurisdiction of the High Court in London.

13.3 The parties shall keep all the terms and conditions of this Contract confidential.

## 14 Arbitration

14.1 Any dispute arising out of or in connection with this Contract which cannot otherwise be settled by mutual or amicable negotiations between the Parties, shall be referred to and finally settled by arbitration under the UNCITRAL Rules, which Rules are deemed to be incorporated by reference in to this Article except to the extent that they conflict with the express provisions of this Contract in which event the provisions of this Contract will apply. The arbitration will take place in Vienna and proceedings will be conducted in the English language.

14.2 The number of arbitrators will be three in accordance with the Commercial Arbitration Rules of the International Chamber of Commerce (ICC). A Party wishing to refer a dispute to arbitration must appoint it's arbitrator and send written notice of such appointment to the other Party requiring the other Party to appoint its own arbitrator within 14 days of that notice and stating that it will appoint its own arbitrator as sole arbitrator unless the other Party has appointed its own arbitrator and given notice of such appointment within the 14 days specified. If the other Party does not appoint its own arbitrator and give notice of such appointment within the 14 days specified, the Party that has referred the dispute to arbitration may, without the requirement of any further prior notice to the other Party, appoint its own arbitrator as sole arbitrator and notify the other Party accordingly. The award of a sole arbitrator appointed in this manner will be binding on both Parties as if he had been appointed by agreement. Where both Parties appoint an arbitrator, the two arbitrators so appointed shall appoint the third arbitrator. This Article shall be without prejudice to the right of the Parties to agree in writing to vary these provisions to provide for arbitration by a sole arbitrator.

14.3 Judgment on the arbitrators' award may be entered in any court having jurisdiction over the relevant Party or its assets.

14.4 In addition any attorney-client privilege and other protection against disclosure of privileged or confidential information, including without limitation, any protection afforded the work-product of any attorney, that could otherwise be claimed by any party shall be available to, and may be claimed by, any such party in any arbitration proceeding. Subject to each Party's right to cooperate fully with the Law, the parties understand and agree that this confidentiality obligation extends to information concerning the fact of any request for arbitration, any ongoing arbitration, as well as all matters discussed, discovered, or divulged, (whether voluntarily or by compulsion) during the course of such arbitration proceeding."

## 15 Force Majeure



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15.1 The term of force majeure, as used herein, shall mean epidemic, flood, explosion, fire, lightning, earthquake or any other acts of God, war, riot, civil disturbance, strike (except strike limited to Buyer's vessel's crew), lawful order, decision of or administrative measures of whatever nature or denomination or any other event which was unpredictable, sudden, insurmountable and outside the control of the Parties.

15.2 If a Party is prevented, hindered or delayed from performing its obligations hereunder as a result of an event of force majeure, such prevention or delay shall not be considered a breach of this Contract and that Party shall be relieved from its obligations for the duration of such force majeure event, provided however that the Party shall remain obligated during the period of force majeure to comply with the provisions of this Article.

15.3 The Party affected by the force majeure event shall give immediate written notice to the other party stating the circumstances of the force majeure event and specifying the obligation or performance under the Contract which has been prevented, delayed or otherwise adversely affected.

15.4 The Party affected by the force majeure event shall take all reasonable measures to permit it to resume performance of its obligations under the Contract within the shortest possible time, and shall keep the other Party fully informed of its plans to overcome and mitigate the force majeure event.

15.5 Buyer shall not be entitled to claim that force majeure in relation to delays in the fulfillment of its obligations resulting from a breach of any warranty given in this Contract.

## 16 Notices

16.1 Any notice hereunder shall be in writing, either E-mail or facsimiles format acceptable, transmitted to the following addresses:

| | |
|---|---|
| Seller: | Saxon International Energy Ltd, Albania Branch |
| Address: | Lagjia "Kastriot" Rruga "Vasil Pecuke"<br>Fier, Albania |
| Telephone: | +355 -34-20845/6/7/8 |
| Facsimile: | +355 – 34 20850 |
| Attention: | Mr. Richard Wadsworth, Project Director |

| | |
|---|---|
| Buyer : | Alma Petroli SPA |
| Address: | Via di Roma 67 48100 Ravenna, Italy |
| Telephone: | +39-0544-34317 |
| Facsimile: | +39-0544-37169 |
| Attention: | Mr. Giovanni Mezzadri, Project Responsible |



RW

## 17 Assignment

17.1 No Party may assign this Contract without the prior written consent of the other Party; such consent not to be unreasonably withheld.

## 18 Entirety of Contract

18.1 This Contract shall constitute the entire understanding between the Buyer and the Seller with respect to the matters dealt with herein or oral statements which may have been made by the Buyer or the Seller.

18.2 No modification or amendment of this Contract shall be binding unless agreed by Buyer and Seller in writing (E-mail or fax format acceptable).

18.3 If any one or more of the provisions of this Contract shall be unenforceable or ineffective in any respect against a Party to this Contract, the enforceability or effectiveness of this (including such provisions) against the other Party to this Contract will not be in any way affected or impaired.

| For and on behalf of: The Buyer | For and on behalf of: The Seller |
| --- | --- |
| A.. Serena Monghini................ | RICHARD WEDNESDAY |
| Name: | Name: |
| Managing Director........................................ | PROJECT DIRECTOR. |
| Position: | Position: |
| [signature] | [signature] |
| Signature | Signature |
| ALMA PETROLI S.p.A. RAVENNA | |

## APPENDIX A

## SGS Oil, Gas and Chemicals

# TEST REPORT N. L250385/eGE

**Date: April 18th 2005** **Pag. 1 / 2**

Sample of : CRUDE OIL
Arrived on : 24/03/2005 **Rif. Lab. : 385**
Coming from : ALBANIA
Customer : ALMA PETROLI
Sample conditions : Contained in metallic can
Label description : " PATHOS MARINZA – ALBANIA FEB/2005"

**RESULTS**

| *Method* | | *u.m.* | |
|---|---|---|---|
| ASTM D 1298 | Density @ 15°C (Anhydrous) | Kg/m3 | 991.0 |
| ASTM D 4006 | Water by distillation | % vol. | 7.0 |
| ASTM D 2622 | Total Sulphur | % wt | 5.16 |
| ASTM D 445 | Viscosity @ 30°C | $mm^2/s$ | 1761 |
| ASTM D 445 | Viscosity @ 40°C | $mm^2/s$. | 787.4 |
| IP 77 | Salts | mgNaCl/l | 112 |
| ASTM D 93 | Flash Point | °C | 31 |
| ASTM D 3227 | Mercaptanic suplhur | ppm | 2 |
| UOP 163 | Hydrogen sulphide | ppm | 2 |

Saxon

Lagja "Kastriot", Rruga "Vasil Pequke", Fier, Albania
Phone: +355 (0) 34 208 45 / 46 / 47 / 48

# Saxon International Energy Ltd-Albania Branch
# Contract Amendment No: PM-OS-010-05 - 002

**Date:** 3rd October 2006

**To:** Alma Petroli Spa

**Contract Title:** Patos-Marinza Crude Oil Sales Contract.

**Contract Number:** PM-OS-010-05 dated 20 / 02 / 2006

**Scope of Contract Amendment:**

Pursuant to changes in price effective from 27th September 2006:

**Article 8.3 (amended):**
The Price payable by the Buyer to the Seller for the Crude Oil delivered to the Buyer shall be determined by the five-day average (two days before Bill of lading, date of Bill of Lading and two days after date of Bill of Lading) of the Price Formula used in the attached worked example for the lifting with a Bill of Lading date 27th September 2006. Buyer shall provide all data necessary for the calculation of the Final Price, including copies of the relevant pages of Platts.

**All the other terms and conditions of this Contract shall remain unchanged.**

| For and on behalf of the Company | For and on behalf of the Contractor |
|---|---|
| SUNEEL GUPTA | ANTONIO SERENA MONGHINI |
| (Name) | (Name) |
| GENERAL DIRECTOR | MANAGING DIRECTOR |
| (Title) | (Title) |
| SAXON INTERNATIONAL ENERGY | ALMA PETROLI S.p.A. RAVENNA |
| (Signature) | (Signature) |

Saxon

Lagja "Kastriot", Rruga "Vasil Peçuke", Fier, Albania
*Phone: +355 (0) 34 208 45 / 46 / 47 /48*

# Saxon International Energy Ltd-Albania Branch
# Contract Amendment No: PM-OS-010-05 - 001

**Date:** 17th July 2006

**To:** Alma Petroli Spa

| | |
|---|---|
| **Contract Title:** | Patos-Marinza Crude Oil Sales Contract. |
| **Contract Number:** | PM-OS-010-05 dated 20 / 02 / 2006 |

**Scope of Contract Amendment:**

Pursuant to changes in price, vessel and quantities, the following amendments are required:

**Article 1:**
Saxon shall be represented by Mr. Suneel Gupta, General Director.

**Article 6.13 (added):**
Seller shall be liable for a penalty for not fulfilling the agreed volume to be loaded. The penalty shall be based on the Charter Party rate per tonne of crude oil agreed between the Buyer and the Charterer. Terms of such penalty shall be mutually agreed in writing between Buyer and Seller prior to confirmation of Charter.

**Article 7.4 (amended):**
Laytime for the loading shall be dependent upon the volume to be loaded, and mutually agreed in writing prior to confirmation of each Charter.

**Article 8.3 (amended):**
The Price payable by the Buyer to the Seller for the Crude Oil delivered to the Buyer shall be determined by the five-day average (two days before Bill of lading, date of Bill of Lading and two days after date of Bill of Lading) of the following Price Formula:
See attached worked example (to be inserted).
Buyer shall provide all data necessary for the calculation of the Final Price, including copies of the relevant pages of Platts.

**Article 8.4 (deleted)**

**Article16.1 (amendment)**
Insert the name of Suneel Gupta, General Director, in place of Richard Wadsworth, Project Director.

**All the other terms and conditions of this Contract shall remain unchanged.**

| For and on behalf of the Company | For and on behalf of the Contractor |
| --- | --- |
| SHAKEEL GUPTA (Name) | ANTONIO SERENI BALDINI (Name) |
| GENERAL DIRECTOR (Title) | MANAGING DIRECTOR (Title) |
| (Signature) | ALMA PETROLI S.p.A. RAVENNA (Signature) |

## Worked Example: Based on July 2006 Lift

| | | | |
|---|---|---|---|
| Platts from | 14 al 20 luglio | | |
| HFO8 3,5 | [redacted] | Bitumen yelds | 69.3% |
| HFO8 0,2 | [redacted] | Distilled yeld | 23.7% |
| HCIF 3,6 | [redacted] | Naphta yeld | 6.5% |
| HCIF 1% | [redacted] | | 0.595 |
| Exchange | [redacted] | | |

Patos final price B/L 18/07

8-Aug-06

| | Bitumen | Olio Comb.le | Naphta | Unit Cost | |
|---|---|---|---|---|---|
| | [illegible] | [illegible] | [illegible] | USD/TM | €/TM |
| GROSS RETURN | 166.2 | 99.10 | 25.35 | [redacted] | [redacted] |
| CHARTER COST | | | | [redacted] | [redacted] |
| DISCHARGING FEE/INSURANCE... | | | | [redacted] | [redacted] |
| CONSUMPTIONS | | | | [redacted] | [redacted] |
| PROCESSING FEE | | | | [redacted] | [redacted] |
| COSTO GREZZO ALLA TM | | | | [redacted] | [redacted] |
| COSTO GREZZO AL BARILE | | | | [redacted] | [redacted] |

Material document (Crude Oil Contract), filed February 22, 2007

**PATOS MARINZA CRUDE OIL CONTRACT**

**- dated -**

18-June, 2004

**- between -**

**ARMO Sh. A.**

**- and -**

**Saxon International Energy Ltd.**

# PATOS MARINZA CRUDE OIL CONTRACT

**THIS CRUDE OIL CONTRACT** (the "**Contract**") is dated this 18 day of June, 2004

BETWEEN:

**ARMO, SH. A.**, a state company organised and existing under the laws of the Republic of Albania (hereinafter referred to as "Buyer" or "ARMO")

ON THE ONE PART

- and -

**Saxon International Energy Ltd.**, a company organised and existing under the laws of the Cayman Islands with a branch registered in the Republic of Albania (hereinafter referred to as "Seller" or "Saxon")

ON THE OTHER PART

who agree that the Seller will sell and the Buyer will buy and pay for such quantities of crude oil ("**Crude Oil**") as the Seller makes available for sale onshore Albania on the following terms and conditions:

1. **Seller**

   Saxon.

2. **Buyer**

   ARMO.

3. **Term and Duration**

This Contract shall be effective for the period (hereafter, the "**Term**") commencing on the Effective Date of the Petroleum Agreement (the "Petroleum Agreement") for the Patos Marinza field between Albpetrol Sh. A. of Patos, Albania ("Albpetrol") and Saxon and ending on the earlier of (i) 31 December 2010, or (ii) such time as Seller sells all of its Crude Oil for export from onshore Albania; provided however that the terms of this Contract shall survive until such time as the Buyer has paid the Seller in respect of all Crude Oil delivered and sold hereunder and further that this clause and clauses 10 to 14 inclusive shall survive the termination of this Contract. If during the Term of this Contract a part but not all of the Crude Oil can be exported, the Seller may do so, provided the Seller gives the Buyer three (3) months' notice or as mutually agreed. However, the Seller shall deliver to the Buyer and the Buyer will buy and pay for that portion of the Crude Oil that is not exported from onshore Albania.

**4. Product Quality**

Crude Oil as produced under the Petroleum Agreement during the Term (and which is not exported) and having:

(a) an API gravity of approximately 12° degrees. For each full 0.10 (One Tenth) degree API below 12° (Twelve Degrees) API, the Price will be reduced by $0.03 (Three U.S. Cents) per 0.10 (One Tenth) degree per delivered barrel of oil. For each full 0.10 (One Tenth) degree API above 12° (Twelve Degrees) API, the Price will be increased by $0.03 (Three U.S. Cents) per 0.10 (One Tenth) degree per delivered barrel of oil and

(b) a maximum Base Sediment and Water (BS&W) content of 2% (Two Percent) by volume, with a maximum sand content of 0.5% (Zero Point Five Percent) by volume. Price will be reduced by $0.07 (Seven U.S. Cents) per barrel per each 0.1% (Zero Point One Percent) of sand content by volume over 0.2% (Zero Point Two Percent) by volume. If the Seller expects the sand content to be above 0.5% (Zero Point Five Percent), the Seller and Buyer will meet to resolve the sand content issue.

**5. Delivery**

Crude Oil shall be supplied by the Seller to the Buyer at the Fier Refinery or at the Ballsh Refinery once provisions are in place to accept this Crude Oil. As a temporary or backup provision, Crude Oil may also be supplied by the Seller to the Buyer at Albpetrol's Marinza Treating and Pumping Facility or Zharresa Pumping Station subject to agreed upon pipeline transportation tariffs between Albpetrol and Seller as set out in separate document entitled "Contract for Pipeline Transportation Tariffs" and an agreement between Albpetrol and ARMO for custody transfer.

**6. Quantity**

One hundred per cent (100%) of the Seller's available Crude Oil entitlement (subject to clause 3) during the Term up to a maximum of Five Thousand (5,000) barrels per day. Quantity delivered will be determined in accordance with measurement, sampling and testing procedures separately agreed and set forth in the documents entitled "Procedures for Sampling, Testing, and Measurement of Crude Oil Delivered to the Fier or Ballsh Refinery and "Procedures for Sampling, Testing, and Measurement of Crude Oil Delivered at Albpetrol's Marinza Treatment and Pumping Facility or Zharresa Pumping Station". All measurements and quantity determinations made in compliance with the above referenced procedures shall be final and binding upon the parties and shall be used by the Seller as the quantity basis for the calculation of Seller's commercial invoice for payment of all Crude Oil quantities delivered hereunder. Measurement of water and sand will be by the ASTM method.

**7. Title and Risk**

Title to, and risk of loss and liability for, all Crude Oil delivered hereunder shall pass from Seller to the Buyer at the Delivery Point defined as when the Crude Oil passes the

permanent discharge flange of the crude oil storage tank numbers to be defined at either Fier or Ballsh Refineries In the case when the Seller's Crude Oil is delivered to the Marinza Treating and Pumping Facility or Zharresa Pumping Station pipelines, the Delivery Point is defined as when the Crude Oil passes the permanent discharge flange of the isolated crude oil storage tank for the Seller's Crude Oil located at either of these locations.

8. **Price**

(a) The price (the "Price") for Crude Oil delivered by Seller to Buyer will be determined in United States Dollars ("US $").

(b) The Price payable in US Dollars by the Buyer to the Seller for the Crude Oil delivered to the Buyer shall be calculated as follows:

Price = (*Brent Average*/[redacted]) - $[redacted]

where:

"Price" means the price for Patos Marinza Crude Oil delivered at either Fier or Ballsh Refinery, expressed in US$ per barrel ex-tank the delivery point

"Brent Average" means the arithmetic average of the mean of the Brent dated (DTD) quotations on each day in the two calendar months preceding the month in which the delivery of Crude Oil occurs, as published in Platt's - Crude Oil Marketwire under the heading "Spot Crude - Assessments", expressed in US$ per barrel.

(c) The Brent Average used in calculating the Price shall be a minimum of US Dollars [redacted] per US barrel and a maximum of US Dollars [redacted] per US barrel delivered. This equates to an actual price for the Crude Oil to be payable within the range of US Dollars [redacted] per US barrel and US Dollars [redacted] per barrel.

(d) The final Price payable shall be calculated after making the gravity and sand content adjustments as described in clause 4.

(e) At the written request of either Party delivered on or before October 1 of any year, the Parties shall meet on or before November 30 to negotiate and seek to agree on a revised Price formula to apply for the following calendar year. The Price formula in effect shall prevail until a revised price formula is agreed.

If the publication used to determine the Brent Average ceases to be published or the Brent Average is otherwise not determinable, the Parties agree to meet and seek to agree on a replacement publication or method of determining the Brent Average. Failing agreement of the parties within 90 days after notice is first delivered of the requirement to determine a new Brent Average, either party may request that the matter be determined by arbitration, which arbitration shall determine a new publication or method of determining the Brent Average which most

closely reflects the Brent Average methodology as at the date of commencement of this Contract. Arbitration shall occur in London by three (3) arbitrators under the rules of the London Court of International Arbitration. Any taxes (including value added tax) as are applicable to the sale of Crude Oil hereunder shall be added to the invoiced price and paid by the Buyer to the Seller.

**9. Invoicing/Payment Terms**

Payment by Buyer to the Seller shall be as per Seller's commercial invoice and shall be made in U.S. Dollars in immediately available funds to Seller's nominated bank account or accounts as specified in Seller's commercial invoice free of all charges and without offset or counterclaim. Payment shall be made by the Buyer to the Seller as per Seller's commercial invoice for each quantity of Crude Oil delivered on the fifteenth ($15^{th}$) day following receipt of Seller's invoice.

Payments due on a Saturday shall be made on the preceding Business Day; payments due on a Sunday shall be made on the following Business Day. Payments due on a Bank Holiday shall be made on the preceding Business Day except where a Bank Holiday falls on a Monday, in which case payment shall be made on the following Business Day. Saturdays, Sundays, Business Days and Bank Holidays refer to days in Albania.

In the event payment is not received by the payment due date, interest of LIBOR (being the one month LIBOR rate quoted as the British Bankers Association interest settlement rate for US dollars displayed on the appropriate page of the Telerate screen) plus Two Per Cent (2%) as determined by Seller's Nominated Bank will be assessed against the outstanding receivable balance until full payment is received.

**10. Law**

The construction, validity and performance of this Contract shall be governed by and construed in accordance with the laws of England under the jurisdiction of the High Court in London.

**11. Confidentiality**

The parties shall keep all terms and conditions of this Contract confidential.

**12. Assignment**

No party may assign this Contract without the prior written consent of the other party; such consent not to be unreasonably withheld.

**13. Notices**

Any notice hereunder shall be in writing, either telex or facsimile format acceptable, and transmitted to the following addresses:

**Seller:** **Saxon International Energy Ltd.**
Lagjjia Kastriot
Rruga Vasil Peçuke
Fier, Albania
Telephone: +355 381 2600
Facsimile: +355 381 2342
Attention: Richard Wadsworth, Project Director

**Buyer:** **ARMO Sh. A.**
Patos, Albania
Telephone: +355 34 23292
Facsimile: +355 34 23292
Attention: ____________

**14. Entirety of Contract**

This Contract shall constitute the entire understanding between the Buyer and Seller with respect to the matters dealt with herein and shall supersede and take the place of all other documents in whatever form and all written or oral statements which may have been made by the Buyer or the Seller.

No modification or amendment of this Contract shall be binding unless agreed by Buyer and Seller in writing (telex or telefax format acceptable).

If any one or more of the provisions of this Contract shall be unenforceable or ineffective in any respect against a party to this Contract, the enforceability or effectiveness of this (including such provision) against the other party to this Contract will not be in any way affected or impaired.

Agreed this ___ day of ________ 2004 by:

**ARMO, SH. A.**

Name: [signature]

**SAXON INTERNATIONAL ENERGY LTD.**

[signature]

Name: Richard Wadsworth

Bankers Petroleum Albania Ltd.

Lagja "Kastriot", Rruga "Vasil Peçuke", Fier , Albania
Phone: +355 (0) 34 208 45 / 46 / 47 /48
Fax: +355 (0) 34 208 50

# Bankers Petroleum Albania Ltd.
# Contract Amendment No: PM-LC-036-04-02

**Date:** 14 December 2006 **Prot. No:** 431/06

**To:** Mr. Halim Dariu
General Director, Albanian Refining and Marketing of Oil Sh.a. ('ARMO')

| | |
|---|---|
| **Contract Title:** | **Patos Marinza Crude Oil Contract ('Crude Oil Contract')** |
| **Contract Number:** | **PM-LC-036-04**<br>**(Supersedes Contract Amendment No. PM-LC-036-04-01)** |
| **Description of Amendment:** | **Crude Oil Price Revision** |

**Scope of Contract Amendment:**

Based on the Article 14 of the Crude Oil Contract, paragraph 2, the Seller, Bankers Petroleum Albania Ltd. ('Bankers Albania') and the Buyer, ARMO, have agreed to amend this Contract as follows:

**Article 4 "Product Quality"**

Crude Oil as produced under the Petroleum Agreement during the Term (and which is not exported) and having:

(a) an API gravity of approximately 11 degrees. **The minimum Crude Oil quality will be 10 degrees API and**

*Removed: For each full 0.10(one tenth) degree API below 12 degrees (Twelve Degrees) API, the price will be reduced by $ 0.03 (Three U.S Cents) per 0.10(one tenth) degree per delivered barrel of oil. For each full 0.10(one tenth) degree API below 12 degrees (Twelve Degrees) API, the price will be reduced by $ 0.03(Three U.S Cents) per 0.10(one tenth) degree per delivered barrel of oil and*

(b) a maximum Base Sediment and Water (BS&W) content of 2% (Two Percent) by volume, with a maximum sand content of 0, 5 % (Zero Point Five Percent) by volume.

*Removed: Price will be reduced by $ 0.07 (seven U.S Cents per barrel per each 0.1% (Zero point one percent) of sand content by volume over 0.2% (Zero point two percent) by Volume. If the seller expects the sand content to be above 0, 5 % (Zero point five percent), the Seller and Buyer will meet to resolve the sand content issue.*

**Article 8 "Price"**

(a) The price (the "Price") for Crude Oil delivered by Seller to Buyer will be determined in **Albanian Lek ("Lek").**

(b) The Price payable in Albanian Lek by the Buyer to the Seller for the Crude Oil delivered to the Buyer shall be **fixed at the following rate:**

Price = [redacted] **Lek per metric tonne**

where:

"Price" means the price for Patos Marinza Crude Oil delivered at either Fier or Ballsh Refinery, expressed in **Lek per tonne** ex-tank the delivery point

"Brent Average" means arithmetic average of the mean Brent dated (DTD) quotations on each day in the two calendar months preceding the month in which the delivery of Crude Oil occurs, as published in Platt's - Crude Oil Marketwire under the heading" Spot Crude - Assessments". expressed in US$ per barrel.

(c) **In the event that the Brent Average falls below [redacted] United States Dollars ('US$') per barrel, the Price will be reviewed at the written request of either Party. The Price provided in clause 8 (b) shall remain in effect until a revised Price is agreed by both Parties.**

(d) **In the event that the foreign exchange rate falls outside the range of [redacted] to [redacted] Lek per US$, the Price will be reviewed at the written request of either Party. The Price provided in clause 8 (b) shall remain in effect until a revised Price is agreed by both Parties.**

(e) At the written request of either Party delivered on or before October 1 of any year, the Parties shall meet on or before November 30 to negotiate and seek to agree on a revised Price to apply for the following calendar year. The Price in effect shall prevail until a revised price is agreed.

*Other parts of Article 8 remain unchanged.*

**Article 9 "Invoicing/Payment Terms"**

Payment by Buyer to Seller shall be as per Seller's commercial invoice and shall be made in **Albanian Lek** in immediately available funds to Seller's nominated bank account or as specified in Seller's commercial invoice free of charge and without offset or counterclaim. Payment shall be made by the Buyer to the Seller as per Seller's invoice for each quantity of Crude Oil Delivered on the fifteenth (15th) day following receipt of Seller's invoice.

*Other parts of Article 9 remain unchanged.*

The effective date of this amendment is ___________, 2006.

All the other terms and conditions of Contract No: PM-LC-036-04 remains unchanged.

**For and on behalf of Seller**

**Suneel Gupta**

***President & General Director***

Bankers

BANKERS PETROLEUM ALBANIA LTD.

(Signature)

**For and on behalf of Buyer**

Halim Darin

**(Name)**

General Director

**(Title)**

**(Signature)**

Saxon

Lagja "Kastriot", Rruga "Vasil Peçuke", Fier , Albania
Phone: +355 (0) 34 208 45 / 46 / 47 /48
Fax: +355 (0) 34 208 50

# Saxon International Energy Ltd- Albania Branch
# Contract Amendment No: PM-LC-036-04-01

Date: 11 January 2006 Prot. No: 545/2006

To: Mr. Halim Dariu
General Director
"Armo" Sh.a

| |
|---|
| Contract Title: Patos Marinza Crude Oil Contract |
| Contract Number: PM-LC-036-04 |
| Description of Amendment: Crude Oil Price Calculation |

**Scope of Contract Amendment:**

Based on the Article 14 of the Patos Marinza Crude Oil Contract, paragraph 2, Seller and Buyer have agreed to amend this Contract as follows:

**Article 8 "Price", paragraph (c) shall be amended as follows (changes are highlighted in bold):**

The Brent Average used in calculating the Price shall be a minimum of US Dollars [redacted] per US Barrel and a maximum of **US Dollars [redacted] per US Barrel** delivered. This equates to an actual price for the Crude Oil to be payable within the range of US Dollar [redacted] per US Barrel and **US Dollar [redacted] per US Barrel.**

The effective date of this amendment is 1st January 2006.

All the other terms and conditions of the Contract No: PM-LC-036-04 remains unchanged.

For and on behalf of Seller

SUNEEL GUPTA
(Name)

TECHNICAL DIRECTOR
(Title)

(Signature)

For and on behalf of Buyer

Halim DARIU
(Name)

General Director
(Title)

(Signature)

ARMO SHA DREJTORIA FIER MINISTRIA E EKONOMISË TREGTISË DHE ENERGJITIKËS

Material document (Facility Agreement), filed February 22, 2007

**EXECUTION VERSION**

# Facility Agreement relating to a Dollar investment loan and multipurpose short term facility of $20,000,000

**Dated 25 October 2006**

**Bankers Petroleum Albania Ltd.**
(as Borrower)

**Bankers Petroleum Ltd.**
(as Guarantor)

**Raiffeisen Bank Sh.A.**
(as Lender)



DentonWildeSapte...

One Fleet Place
London EC4M 7WS
United Kingdom

T +44 (0)20 7242 1212
F +44 (0)20 7246 7777
info@dentonwildesapte.com
www.dentonwildesapte.com

# Contents

# Facility Agreement

**Dated 25 October 2006**

**Between**

(1) Bankers Petroleum Albania Ltd., a company incorporated in the Cayman Islands with registered number 134802 whose registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands (the **Borrower**);

(2) Bankers Petroleum Ltd., a company incorporated in British Columbia under the British Columbia Business Corporations Act with incorporation number CO 698385 whose registered office is at 10$^{th}$ Floor, 595 Home Street, Vancouver, British Columbia, Canada V6C 2TS (the **Guarantor**); and

(3) Raiffeisen Bank Sh.A. as lender (the **Lender**).

**It is agreed as follows**

## 1 Definitions and interpretation

### 1.1 Definitions

In this Agreement:

**Accounting Principles** means the International Financial Reporting Standards issued or adopted by the International Accounting Standards Board.

**Affiliate** means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

**Albanian Collection Account** means the account of the Borrower with the Lender with account number 4304750724.

**Albanian Receivables Security** means the agreement dated after the date of this Agreement under Albanian law pursuant to which the Borrower charges its rights and receivables under, *inter alia*, the Licence Agreement, the Petroleum Agreement and the Albanian Collection Account in favour of the Lender.

**Albanian Equipment and Oil Security** means the agreement dated after the date of this Agreement under Albanian law pursuant to which the Borrower charges to Field Stocks and oil stock and equipment in favour of the Lender.

**Albanian Security** means collectively the Albanian Receivables Security and the Albanian Equipment and Oil Security.

**Appraisal Report** means each valuation report of the equipment and tangible assets of the Borrower prepared by an independent third party nominated by the Lender.

**Assigned Contracts** means:

(a) the Export Contracts;

(b) the Local Sales Contracts; and

(c) the Insurance Policies.

**Assignment Agreement** means the assignment agreement between the Borrower and the Lender dated on or about the date of this Agreement in respect of the Assigned Contracts.

**Auditors** means, at any time, KPMG, Deloitte & Touche, PriceWaterhouseCoopers or Ernst & Young, or any other firm of chartered accountants of internationally recognised standing to whom the Lender has consented in writing (such consent not to be unreasonably withheld or delayed), who, at that time, are the auditors of the Borrower and the Guarantor.

**Austrian Collection Account** means any account of the Borrower with RZB in Vienna designated as such in the Austrian Account Pledge.

**Austrian Account Pledge** means the account pledge between the Borrower and the Lender dated on or about the date of this Agreement in respect of the bank accounts of the Borrower held with RZB in Austria.

**Authorisation** means an authorisation, consent (including an Environmental Consent), approval, resolution, permit, licence, exemption, clearance, payment of Tax, filing, notarisation or registration or other requirement of a governmental, judicial or other public body or authority.

**Business Day** means:

(a) for the purposes of any payment, a day (other than a Saturday or Sunday) on which banks are open for general interbank business in New York; and

(b) for any other purpose, a day (other than a Saturday or Sunday) on which banks are open for general interbank business in Tirana.

**Capital Expenditure** means all costs associated with the recovery of petroleum in and from the Patos Marinza oil field that qualify as capital in accordance with the Accounting Principles.

**Certified Copy** means, in relation to a document, a copy of that document which is:

(a) certified by a duly authorised officer of the relevant person as being a true, complete and up-to-date copy of that document; or

(b) notarised as being a true copy of that document.

**Collateral Value** means the value, as determined by the Lender in Dollars, of:

(a) sums standing to the credit of the accounts the subject of the Austrian Account Pledge or the Albanian Receivables Security;

(b) moneys payable for deliveries under Export Contracts and Local Sales Contracts where the Purchaser has acknowledged to the Lender the assignment of such Export Contract or Local Sales Contract as applicable;

(c) Field Stocks the subject of the Albanian Equipment and Oil Security;

(d) stocks of oil the subject of the Albanian Equipment and Oil Security;

(e) equipment the subject of the Albanian Equipment and Oil Security; and

(f) tangible assets the subject of the Albanian Security,

applying, in respect of (e) and (f), the valuation as set out in the most recent Appraisal Report.

**Collection Accounts** means the Albanian Collection Account and the Austrian Collection Account.

**Concession Arrangements** means the Licence Agreement and the Petroleum Agreement.

**Contract Area** means the area so defined in the Petroleum Agreement and set out in Annex A to the Petroleum Agreement.

**Credit Support Obligation** means an Obligation which is a standby letter of credit, payment guarantee or other Obligation which is intended as credit support for the Borrower's obligations rather than a method of payment.

**Dangerous Materials** means any element or substance (in any form) that is subject to regulatory control as being hazardous or dangerous or that is capable of causing harm or damage to the Environment.

**Default** means an Event of Default or any event or circumstance specified in Clause 24 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination or the satisfaction of any condition under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

**Disposal** means a sale, transfer or other disposal (including by way of lease or loan but excluding any disposal that constitutes the creation of a Security Interest) by a person of all or part of its assets, whether by one transaction or a series of transactions and whether at the same time or over a period of time.

**Dollars** and **$** means the lawful currency for the time being of the United States of America.

**Environment** means ecological systems, living organisms (including human beings) and all or any of the following media (whether alone or in combination): air (including air within buildings or other structures and whether above or below ground); land (including buildings and any other structures or erections in, on or under it or any soil and anything below the surface of the land); land covered with water; and water (including water under or within land or in pipe or sewerage systems and sea, ground and surface water).

**Environmental Consent** means any consent, agreement, permit, licence, authorisation or approval required by any Environmental Law.

**Environmental Law** means all applicable laws and regulations in force at any time relating to Environmental Matters or the Environment.

**Environmental Matters** means all or any of:

(a) waste (including packaging waste);

(b) contaminated land;

(c) discharges to land, ground, surface and coastal waters and sewers;

(d) the abstraction of water;

(e) the extraction of natural resources;

(f) emissions to air;

(g) noise, vibration and light;

(h) Dangerous Materials;

(i) common law and nuisance, trespass and negligence;

(j) statutory nuisance;

(k) radiation, radioactive substances and materials; and

(l) the conservation or protection of species, habitats, biodiversity, flora and fauna.

**Event of Default** means any event or circumstance specified as such in Clause 24 (*Events of Default*).

**Expiry Date** means, with respect to an Obligation, the last day of its Term.

**Export Contracts** means the Patos Marinza Crude Oil Sales Contract number PM-OS-010-05 made between the Borrower and Alma Petroli SPA dated 11 November 2005 and any other contract between the Borrower and a Purchaser outside of Albania pursuant to which the Borrower sells oil to that Purchaser.

**Facility** means the credit facility granted to the Borrower under this Agreement, comprising Tranche A and Tranche B.

**Facility Office** means the office or offices through which the Lender will perform its obligations under this Agreement being Tirana, Albania (or any office or offices notified by the Lender to the Borrower as such after the date of this Agreement by not less than five Business Days' written notice).

**Field Stocks** means plant, equipment, materials and supplies used in the development and the operations of the Patos Marinza field.

**Finance Document** means this Agreement, any Security Document and any other document designated as such by the Lender and the Borrower.

**Financial Indebtedness** means any liability (actual or contingent) for or in respect of:

(a) moneys borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar debt instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with relevant Accounting Principles, be treated as a finance or capital lease;

(e) any advance payment or other trade credit received more than 60 days before the scheduled delivery date for the consignment of goods to which it relates;

(f) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(g) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(h) any amount raised pursuant to an arrangement whereby an asset sold or otherwise disposed of by the relevant person may be leased or re-acquired by that person or an Affiliate of that person (whether following the exercise of an option or otherwise);

(i) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(j) any counter-indemnity or reimbursement obligation in respect of any guarantee,

indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(k) any shares which are expressed to be redeemable on or before the last day of the Security Period; and

(l) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (k) above.

**First Repayment Date** means the date falling one Month after the last day of the Tranche A Availability Period.

**Holding Company** means, in relation to a company or corporation, any other company or corporation in respect of which the first mentioned company or corporation is a Subsidiary.

**Insurance Policies** means the insurance policies referred to in Clause 22.8 (*Insurance*).

**Interest Period** means, in relation to a Tranche A Loan and the Overdraft, each calendar month and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (*Default interest*).

**Issued Obligation Amount** means, at any time, the aggregate of all outstanding Obligations which have not been repaid or prepaid.

**LIBOR** means, in relation to any Tranche A Loan or the Overdraft:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for Dollars for a period of twelve months the rate at which RZB was offering deposits in Dollars in an amount comparable to the Tranche A Commitment to leading banks in the London interbank market,

as of 11 a.m. on the Quotation Day preceding the relevant Interest Period for the offering of deposits in Dollars and for a twelve month period or, in respect of any Unpaid Sum, as of 11 a.m. on the first Business Day of the relevant Interest Period and for the duration of that Interest Period.

**Licence Agreement** means the agreement dated 7 June 2004 between the Ministry of Energy and Industry of Albania represented by the National Petroleum Agency and Albpetrol Sh. A 4 Fier.

**Local Sales Contracts** means the Patos Marinza Crude Oil Sales Contract made between the Borrower and ARMO Sh. A. dated 18 June 2004 and any other contract between the Borrower and a Purchaser located in Albania pursuant to which the Borrower sells oil to that Purchaser.

**Mandatory Cost** means the percentage rate per annum calculated by the Lender in accordance with Schedule 3 (*Mandatory Cost formula*).

**Material Adverse Effect** means, in the opinion of the Lender, a material adverse effect on (a) the ability of any Obligor to comply with any of its obligations under any Finance Document; (b) the business, financial condition, assets or prospects of any Obligor; (c) the rights of remedies of any Lender under any Finance Document (d) the validity or enforceability of any Finance Document or Transaction Document.

**Month** means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (b) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month

in which that period is to end if there is one or, if there is not, on the immediately preceding Business Day; and

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

The above rules (a) and (b) will only apply to the last Month of any period.

**Mortgage Over Shares** means a mortgage of the Shares in the Borrower between the Guarantor and the Lender dated on or about the date of this Agreement.

**Obligation** means a letter of credit, standby letter of credit, letter of indemnity payment guarantee or other documentary obligation issued or to be issued by the Lender under Tranche B.

**Obligor** means the Borrower or the Guarantor.

**Original Financial Statements** means, in relation to:

(a) the Borrower, the audited financial statements (including all additional information and notes to the accounts) together with the Auditors' report for its financial year ended 31 December 2005; and

(b) the Guarantor, the audited consolidated financial statements (including all additional information and notes to the accounts) together with the Auditors' report for its financial year ended 31 December 2005.

**Overdraft** means the overdraft facility extended to the Borrower pursuant to this Agreement.

**Participant** means RZB.

**Participation Agreement** means the agreement dated on or around the date of this Agreement between the Lender and RZB whereby RZB has agreed to provide funding in respect of Utilisations.

**Party** means a party to this Agreement.

**Permitted Security Interest** means any Security Interest falling into one of the categories in Clause 23.5.3.

**Petroleum Agreement** means the petroleum agreement dated 19 June 2004 between the Borrower and Albpetrol Sh. A., 4 Fier.

**Project** means the reactivation of oil wells in the Paros-Marinza field.

**Purchaser** means a purchaser of oil from the Borrower pursuant to an Export Contract or a Local Sales Contract.

**Quotation Day** means the first Utilisation Date and each anniversary of the first Utilisation Date.

**Repayment Date** has the meaning given to it in Clause 7.1 (*Repayment of the Tranche A Loans*).

**Repayment Instalment** has the meaning given to it in Clause 7.1 (*Repayment of the Tranche A Loans*).

**Repeating Representations** means each of the representations and warranties set out in Clause 19 (*Representations and* warranties) except the representations and warranties in

Clause 19.8 (*Deduction of Tax*).

**RZB** means Raiffeisen Zentralbank Österreich Aktiengesellschaft, a bank registered under Austrian law and having its registered office at Am Stadtpark 9, A-1030, Vienna, Austria.

**Screen Rate** means the British Bankers' Association Interest Settlement Rate for Dollars for a period of twelve months displayed on the appropriate page of the Moneyline Telerate screen (as at the date of this Agreement, page 3750). If the agreed page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate after consultation with the Borrower.

**Security Documents** means:

(a) the Austrian Account Pledge;

(b) the Assignment Agreement;

(c) the Albanian Security;

(d) the Mortgage Over Shares;

(e) the Subordination Deed; and

(f) any other document creating, evidencing or acknowledging a Security Interest in favour of the Lender in respect of the obligations of any Obligor under any of the Finance Documents, each in form and substance satisfactory to the Lender.

**Security Interest** means any mortgage, charge, assignment (including by way of security), pledge, hypothecation, lien, right of set-off, retention of title provision, trust or flawed asset arrangement (for the purpose of, or which has the effect of, granting security) or any other security interest of any kind whatsoever, or any agreement, whether conditional or otherwise, to create any of the same, or any agreement to sell or otherwise dispose of any asset on terms whereby such asset is or may be leased to or re-acquired or acquired by the person selling it or any Affiliate of that person.

**Security Period** means the period starting on the date of this Agreement and ending on the date on which the Lender is satisfied that all of the liabilities of the Obligors under the Finance Documents are irrevocably discharged in full and the Lender has no commitment or liability, whether present or future, actual or contingent, in relation to the Facility.

**Shareholder Loans** means all loans outstanding from the Borrower to the Guarantor from time to time.

**Shares** have the same meaning as in the Mortgage Over Shares.

**Subordination Deed** means the agreement related to the subordination of the Shareholder Loans, between the Borrower, the Guarantor and the Lender dated on or about the date of this Agreement.

**Subsidiary** means, in relation to any company or corporation, any company or corporation (an undertaking) where that first company or corporation:

(a) holds a majority of the voting rights in the undertaking;

(b) holds a membership interest and has the right to appoint or remove the majority of the members of the executive body of the undertaking;

(c) has a right to exercise a dominant influence over the undertaking, by virtue of provisions contained in the undertaking's constitutional documents or in a control

contract; or

(d) is a member of the undertaking and controls alone, or pursuant to an agreement with other members, a majority of the voting rights in the undertaking.

**Tax Deduction** means a deduction or withholding for or on account of Tax from a payment under a Finance Document or the Participation Agreement.

**Tax** means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

**Term** means each period during which the Lender is under any actual or contingent liability under an Obligation.

**Tranche A Availability Period** means the period from and including the date of this Agreement to and including the date falling twelve Months after the date of this Agreement.

**Tranche A Available Facility** means the Tranche A Commitment minus:

(a) the amount of any outstanding Tranche A Loans; and

(b) in relation to any proposed Tranche A Utilisation, the amount of any Tranche A Loans that are due to be made on or before the proposed Utilisation Date.

**Tranche A Commitment** means $15,000,000, to the extent not cancelled, reduced or transferred by the Lender under this Agreement.

**Tranche A Final Repayment Date** means the date falling five years after the date of this Agreement.

**Tranche A Loan** means a loan made or to be made under Tranche A or the principal amount outstanding for the time being of that loan.

**Tranche A Margin** means 4.5 per cent per annum.

**Tranche A** means the facility described in Clause 5 (*Utilisation of Tranche A*).

**Tranche A Utilisation** means a utilisation of Tranche A, by way of term loan.

**Tranche B Availability Period** means the period from and including the date of this Agreement to and including the date falling 12 Months after the date of this Agreement.

**Tranche B Available Facility** means the Tranche B Commitment minus.

(a) the amount of the Tranche B Outstandings; and

(b) in relation to any proposed Tranche B Utilisation, the amount of any Tranche B Utilisation that are due to be made on or before the proposed Utilisation Date.

**Tranche B Commitment** means $5,000,000, to the extent not cancelled, reduced or transferred by the Lender under this Agreement.

**Tranche B Final Repayment Date** means the date falling twelve Months after the first Utilisation Date (under either Tranche), as extended from time to time pursuant to Clause 6.10 (*Extension of Tranche B*)

**Tranche B Margin** means 3.5 per cent per annum.

**Tranche B** means the facility described in Clause 6 (*Utilisation of Tranche B*).

**Tranche B Outstandings** means, at any time, the principal amount outstanding of the Overdraft and the Issued Obligation Amount at that time.

**Tranche B Utilisation** means a utilisation of Tranche B, by way of the issue of an Obligation or by way of overdraft.

**Transaction Documents** means the Concession Arrangements, the Export Contracts, the Local Sales Contracts and the Insurance Policies.

**Unpaid Sum** has the meaning given in Clause 10.3.1.

**Utilisation Date** means the date of a Utilisation, being the date on which the relevant Loan or drawing is made or Obligation is issued.

**Utilisation Request** means a notice substantially in the form set out in Schedule 2 (*Utilisation Request*).

**Utilisations** means Tranche A Utilisations and Tranche B Utilisations.

**VAT** means any turnover tax, sales tax, value added tax and any other tax of a similar nature (howsoever called) imposed by any applicable jurisdiction.

## 1.2 Construction

1.2.1 Unless a contrary indication appears, any reference in the Finance Documents to:

(a) **assets** includes revenues, property and rights of every kind, present, future, actual and contingent and whether tangible or intangible (including uncalled share capital);

(b) any bank **account** is to be construed as a reference to that account as it may be renumbered, redesignated or replaced and to any of its sub-accounts from time to time;

(c) **Clauses** and **Schedules** are to be construed as references to the clauses of, and schedules to, this Agreement;

(d) a **guarantee** includes any guarantee or indemnity, bond, letter of credit, documentary or other credit, or other assurance against financial loss;

(e) the words **including** and **in particular** shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words;

(f) **indebtedness** includes any obligation whether incurred as principal or as surety for the payment or repayment of money, whether present or future, actual or contingent and whether owed jointly or severally or in any other capacity;

(g) **liabilities** includes any obligation whether incurred as principal or as surety, whether or not in respect of indebtedness, whether present or future, actual or contingent and whether owed jointly or severally or in any other capacity;

(h) the words **other** and **otherwise** shall not be construed as being limited by the context in which they appear or the words that precede them;

(i) any **person** includes one or more of that person's assigns, transferees, successors in title, delegates, sub-delegates and appointees (in the case of a Party, in so far as such assigns, transferees, successors in title, delegates, sub-delegates and appointees are permitted) and any individual, firm, company, corporation, joint venture, body corporate, unincorporated body of persons, government, state or agency of a state or

any association, trust or partnership (whether or not having separate legal personality);

(j) a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(k) any **statute** or **statutory provision** includes any statute or statutory provision which amends, extends, consolidates or replaces it, or which has been amended, extended, consolidated or replaced by it, and any orders, regulations, instruments or other subordinate legislation made under it;

(l) any **Finance Document** or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, varied, novated, restated, supplemented or replaced from time to time;

(m) accounting terms shall be construed so as to be consistent with relevant Accounting Principles;

(n) any amount, limit or threshold specified in Dollars, in ascertaining whether or not that amount, limit or threshold has been attained, broken or achieved, as the case may be, a non-Dollar amount shall be counted on the basis of the equivalent in Dollars of that amount using the Lender's relevant spot rate of exchange; and

(o) a time of day is a reference to London time.

1.2.2 Section, clause and schedule headings are for ease of reference only.

1.2.3 A Default (other than an Event of Default) is **continuing** if it has not been remedied or waived in writing and an Event of Default is **continuing** if it has not been waived in writing.

**1.3 Third party rights**

1.3.1 The Participant can enforce the terms of this Agreement which relate to it in accordance with the Contracts (Rights of Third Parties) Act 1999 (the **Third Parties Act**).

1.3.2 Unless expressly provided to the contrary in a Finance Document an other person who is not a Party has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this Agreement.

1.3.3 Notwithstanding any term of any Finance Document, the Parties may rescind, vary, waive, release, assign, novate or otherwise dispose of all or any of their respective rights or obligations under this Agreement without the consent of the Participant or any other person who is not a Party.

## 2 The Facility

Subject to the terms of this Agreement, the Lender makes available to the Borrower a Dollar term loan and multipurpose facility in a maximum principal amount of $20,000,000.

## 3 Purpose

### 3.1 Purpose

The Borrower shall apply the Facility towards:

(a) in the case of Tranche A Loans, for Capital Expenditure; and

(b) in the case of Tranche B Utilisations for the purchase of raw materials, equipment, machinery and inventory and to provide credit support for its obligations relating to the Project and for general working capital.

### 3.2 Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

## 4 Conditions of utilisation

### 4.1 Initial conditions precedent

The Borrower may not deliver a Utilisation Request and the Lender shall not be obliged to make available the Facility to the Borrower unless the Lender has received all of the documents and other evidence listed in Schedule 1 (*Conditions precedent*) in form and substance reasonably satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.

### 4.2 Further conditions precedent

The Lender will only be obliged to comply with Clauses 5.4 (*Availability of Tranche A Loans*) and 6.4 (*Availability of Tranche B Utilisations*) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) no Default is continuing or would result from the proposed Utilisation; and

(b) the Repeating Representations to be made by each Obligor are true in all material respects.

## 5 Utilisation of Tranche A

### 5.1 Delivery of a Utilisation Request

The Borrower may utilise Tranche A by delivery to the Lender of a duly completed Utilisation Request not later than 11 a.m. on the third Business Day before the proposed Utilisation Date.

### 5.2 Completion of a Utilisation Request

5.2.1 Each Utilisation Request in respect of Tranche A is irrevocable and will not be regarded as having been duly completed unless:

(a) the proposed Utilisation Date is a Business Day within the Tranche A Availability Period; and

(b) the currency and amount of the Utilisation comply with Clause 5.3 (*Currency and amount*).

5.2.2 Only one Tranche A Loan may be requested in each Utilisation Request in respect of Tranche A.

### 5.3 Currency and amount

5.3.1 The currency specified in a Utilisation Request in respect of Tranche A must be Dollars.

5.3.2 The amount of the proposed Tranche A Loan must:

(a) be a minimum of $300,000 and an integral multiple of $100,000 or, if less, the Tranche A Available Facility; and

(b) not exceed the Tranche A Available Facility.

**5.4 Availability of Tranche A Loans**

If the conditions set out in this Agreement have been met, the Lender shall make each Tranche A Loan available by its Utilisation Date through the Lender's Facility Office.

## 6 Utilisation of Tranche B

**6.1 Delivery of a Utilisation Request**

The Borrower may utilise Tranche B by delivery to the Lender of a duly completed Utilisation Request not later than 11 a.m. on the third Business Day before the proposed Utilisation Date.

**6.2 Completion of a Utilisation Request**

6.2.1 Each Utilisation Request in respect of Tranche B is irrevocable and will not be regarded as having been duly completed unless:

(a) the proposed Utilisation Date is a Business Day within the Tranche B Availability Period;

(b) the currency and amount of the Utilisation comply with Clause 5.3 (*Currency and amount*);

(c) in respect of Tranche B Utilisations comprising Obligations:

(i) the form of Obligation is attached and is acceptable to the Lender;

(ii) the Expiry Date of the Obligation falls on or before the end of the Tranche B Availability Period; and

(iii) the delivery instructions for the Obligation are specified;

(d) in respect of Tranche B Utilisations comprising drawings under the Overdraft, the relevant purchase invoices are attached and payment details for the drawing are specified; and

(e) the beneficiary of the Obligation or recipient of payment is a supplier of equipment or raw materials to the Borrower.

6.2.2 Only one Tranche B Utilisation may be requested in each Utilisation Request in respect of Tranche B.

**6.3 Currency and amount**

6.3.1 The currency specified in a Utilisation Request in respect of Tranche B must be Dollars.

6.3.2 The amount of the proposed Tranche B Utilisation must not exceed the Tranche B Available Facility.

**6.4 Availability of Tranche B Utilisations**

If the conditions set out in this Agreement have been met, the Lender shall issue the Obligation or honour the payment request by its Utilisation Date through the Lender's Facility Office.

**6.5 Claims under an Obligation**

6.5.1 The Borrower irrevocably and unconditionally authorises the Lender to pay any claim made or purported to be made under an Obligation and which appears on its face to be in order. The Lender shall advise the Borrower of any such payment as soon as reasonably possible after receiving the relevant claim.

6.5.2 The Borrower acknowledges that the Bank:

(a) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

(b) deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

6.5.3 The obligations of the Borrower under this Clause will not be affected by:

(a) the sufficiency, accuracy or genuineness of any claim or any other document; or

(b) any incapacity of, or limitation on the powers of, any person signing a claim or other document.

**6.6 Indemnities**

The Borrower shall immediately on prior written demand indemnify the Bank against any cost, loss or liability incurred by the Bank (otherwise than by reason of the Bank's gross negligence or wilful misconduct) in acting as the issuer under any Obligation.

**6.7 Automatic drawdown**

Provided no Event of Default or Default has occurred and is continuing, when the Lender makes payment to a beneficiary under an Obligation which is not a Credit Support Obligation, the amount of that payment shall be debited to the relevant account by way of drawing under the Overdraft as a Tranche B Utilisation. The provisions of Clauses 6.2 to 6.4 shall not apply to any Tranche B Utilisation contemplated by this Clause 6.7.

**6.8 The Overdraft**

The Lender shall maintain an overdraft account for the Borrower, which shall be used for Tranche B Utilisations referred to in Clauses 6.2.1(d) and 6.7.

**6.9 Interpretation**

With respect to the Obligations:

(a) amounts outstanding under this Agreement include amounts outstanding under any Obligation;

(b) an outstanding amount of an Obligation at any time is the maximum amount that is or may be payable by the Borrower in respect of that Obligation at that time;

(c) the Borrower "**repaying**" or "**prepaying**" an Obligation means:

(i) subject to the proviso in clause (d) below, the Borrower providing cash cover for that Obligation;

(ii) the maximum amount payable under the Obligation being reduced in accordance with its terms; or

(iii) the Bank being satisfied that it has no further liability under that Obligation,

and the amount by which an Obligation is repaid or prepaid under sub-paragraphs 6.9(c)(i) and (ii) above is the amount of the relevant cash cover or reduction; and

(d) the Borrower providing **cash cover** for an Obligation means the Borrower paying an amount in the currency of the Obligation to an account in the name of the Borrower and the following conditions are met:

(i) the account is with the Lender;

(ii) withdrawals from the account may only be made to pay the Lender amounts due and payable to it under this Agreement in respect of that Obligation until no amount is or may be outstanding under that Obligation; and

(iii) the Borrower has executed a security document over that account, in form and substance reasonably satisfactory to the Lender with which that account is held, creating a first ranking security interest over that account.

### 6.10 Extension of Tranche B

Tranche B may be extended on up to four occasions if agreed by the Lender (in its absolute discretion) for further successive periods of twelve Months after the then applicable Tranche B Final Repayment Date. The Borrower shall present any request for extension at least one Month prior to date on which the Tranche B Final Repayment Date would otherwise occur.

## 7 Repayment

### 7.1 Repayment of the Tranche A Loans

7.1.1 The Borrower shall repay the Tranche A Loans by paying to the Lender the aggregate amount of all the Tranche A Loans in forty eight equal instalments and each such instalment (a **Repayment Instalment**) shall be payable on the First Repayment Date and the last day of each of the successive Interest Periods (each a **Repayment Date**).

### 7.2 Repayment of the Overdraft

The Borrower may repay the Overdraft at any time and shall repay the Overdraft immediately on demand by the Bank.

### 7.3 Re-borrowing of Tranche A

7.3.1 The Borrower may not re-borrow any part of Tranche A which is repaid.

7.3.2 Any amount repaid or prepaid shall reduce the Tranche A Commitment.

### 7.4 Re-borrowing of Tranche B

The Borrower may re-borrow any part of Tranche B which is repaid.

### 7.5 Repayment of all amounts outstanding

Notwithstanding any other provision of this Agreement, the Borrower must:

(a) pay or repay all amounts owing under Tranche A on or before the Tranche A Final Repayment Date; and

(b) pay or repay all amounts owing under Tranche B on or prior to the Tranche B Final Repayment Date.

## 8 Collection Accounts

### 8.1 Opening and operation of the Collection Accounts

8.1.1 During the Security Period, the Borrower authorises the Lender to open and maintain the Albanian Collection Accounts and shall promptly open at the Lender's request and maintain the Austrian Collection Account with RZB.

8.1.2 The terms of this Agreement shall override (to the extent of any inconsistency) any terms agreed between the Borrower and the Lender in relation to the maintenance and operation of the Collection Accounts unless such terms are agreed after the date of this Agreement and expressly override this Clause.

8.1.3 The Borrower shall pay to the Lender such transaction charges and other fees as the Borrower and the Lender may agree in relation to the operation and maintenance of the Collection Accounts, provided that such charges and fees shall be consistent with the Lender's normal practice.

### 8.2 Authority to debit

The Borrower authorises (but does not oblige) the Lender, at any time and without notice to the Borrower, to debit the Albanian Collection Account and to instruct RZB to debit the Austrian Collection Account and to apply such debited funds in or towards discharge of such of the Borrower's obligations under the Finance Documents as are then due and payable in accordance with the Finance Documents but unpaid.

### 8.3 Saving of Security Documents

Nothing in this Agreement shall prejudice the rights, powers and discretions of the Lender under the Austrian Account Pledge and the Albanian Receivables Security.

## 9 Prepayment and cancellation

### 9.1 Illegality

If it becomes unlawful in any jurisdiction for the Lender to perform any of its obligations under this Agreement or to fund or maintain any Utilisation:

(a) the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b) upon the Lender notifying the Borrower, the relevant Tranche A Commitment and/or Tranche B Commitment will be immediately cancelled; and

(c) the Borrower shall immediately prepay each outstanding Utilisation in full together with all accrued interest, fees and other amounts payable to the Lender under this Agreement.

### 9.2 Change of control

9.2.1 If the Guarantor ceases to control the Borrower:

(a) the Borrower shall promptly notify the Lender upon becoming aware of that event;

(b) the Lender shall not be obliged to fund any further Utilisation; and

(c) the Lender may, by not less than 10 days' notice to the Borrower, cancel the Commitment and declare all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Tranche A Commitment and/or the Tranche B Commitment (as applicable) will be cancelled and all such outstanding amounts will become immediately due and payable.

9.2.2 For the purpose of Clause 9.2.1 **control** means, in respect of the Guarantor, holding shares in the issued share capital of the Guarantor carrying the right to exercise more than 50 per cent of the votes exercisable at a general meeting of the Guarantor and, in respect of the Borrower, holding shares in the issued share capital of the Borrower carrying the right to exercise 100 per cent of the votes exercisable at a general meeting of the Borrower.

### 9.3 Voluntary cancellation

The Borrower may, if it gives the Lender not less than 30 Business Days' (or such shorter period as the Lender may agree) prior notice, cancel the whole or any part (being a minimum amount of $1,000,000) of the Tranche A Available Facility and/or the Tranche B Available Facility.

### 9.4 Voluntary prepayment

9.4.1 The Borrower may, if it gives the Lender not less than 30 Business Days' (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of any Tranche A Loan (but, if in part, being an amount that reduces the amount of the Tranche A Loan by a minimum amount, and integral multiple, of $1,000,000).

9.4.2 A Tranche A Loan may only be prepaid after the last day of the Tranche A Availability Period (or, if earlier, the day on which the Tranche A Available Facility is zero).

9.4.3 Any prepayment under this Clause 9.4 shall satisfy the obligations under Clause 7.1 (*Repayment of Tranche A Loans*) in inverse order of maturity.

### 9.5 Restrictions

9.5.1 Any notice of cancellation or prepayment given by any Party under this Clause 9 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

9.5.2 Any prepayment under this Agreement shall be made together with:

(a) accrued interest on the amount prepaid; and

(b) the prepayment fee specified in Clause 12.3 (*Prepayment fee*).

9.5.3 The Borrower may not re-borrow any part of the Tranche A Facility which is prepaid.

9.5.4 The Borrower shall not repay or prepay all or any part of the Utilisations or cancel all or any part of the Tranche A Commitment or the Tranche B Commitment except at the times and in the manner expressly provided for in this Agreement.

9.5.5 No amount of the Tranche A Commitment or the Tranche B Commitment cancelled under this Agreement may be subsequently reinstated.

## 10 Interest

### 10.1 Calculation of interest

10.1.1 The rate of interest on the Tranche A Loan for each Interest Period is the percentage rate per annum determined by the Lender to be the aggregate of the applicable:

(a) Tranche A Margin;

(b) LIBOR; and

(c) Mandatory Cost, if any.

10.1.2 The rate of interest on the Overdraft for each Interest Period is the percentage rate per annum determined by the Lender to be the aggregate of the applicable:

(a) Tranche B Margin;

(b) LIBOR; and

(c) Mandatory cost, if any.

### 10.2 Payment of interest

The Borrower shall pay accrued interest on the Tranche A Loan and the Overdraft on the last day of each Interest Period (or, if the last day of an Interest Period is not a Business Day, on the preceding Business Day).

### 10.3 Default interest

10.3.1 Save to the extent prohibited under the Canadian Federal Interest Act in respect of the Guarantor, if an Obligor fails to pay any amount payable by it under a Finance Document on its due date (an **Unpaid Sum**), interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a percentage rate per annum equal to the aggregate of (1) two per cent, (2) the Tranche A Margin or the Tranche B Margin (as applicable) and (3) LIBOR, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by an Obligor on demand by the Lender.

10.3.2 Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

### 10.4 Notification of rates of interest

The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.

## 11 Changes to the calculation of interest

### 11.1 Market disruption

11.1.1 If a Market Disruption Event occurs in relation to any Interest Period, then the rate of interest for the Interest Period shall be the rate per annum which is the sum of:

(a) the Tranche A Margin or the Tranche B Margin (as applicable);

(b) the rate notified to the Borrower by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Lender of funding the relevant Tranche A Loan or Overdraft from whatever source it may reasonably select; and

(c) the Mandatory Cost, if any.

11.1.2 In this Agreement **Market Disruption Event** means at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available to enable the Lender to determine LIBOR for the relevant Interest Period or the Lender otherwise determines that, because of circumstances affecting the London interbank market generally, reasonable and adequate means do not exist for ascertaining LIBOR.

**11.2 Alternative basis of interest or funding**

11.2.1 If a Market Disruption Event occurs and the Lender or the Borrower so requires, the Lender and the Borrower shall enter into negotiations in good faith (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

11.2.2 Any alternative basis agreed pursuant to Clause 11.2.1 shall be binding on all Parties and, in the absence of such agreement, the rate shall be determined in accordance with Clause 11.1.1 for as long as the Market Disruption Event continues.

## 12 Fees

**12.1 Commitment fee**

12.1.1 The Borrower shall pay to the Lender a fee computed at the rate of 0.75 per cent per annum on the Tranche B Available Facility for the Tranche B Availability Period.

12.1.2 The accrued commitment fee is payable on the last day of each calendar month which ends during the Tranche B Availability Period, on the last day of the Tranche B Availability Period and, if cancelled in full, on the cancelled amount of the Tranche B Commitment at the time the cancellation is effective.

**12.2 Facility fees**

12.2.1 The Borrower shall pay to the Lender a fee of $50,000 in respect of Tranche B, which fee shall be payable within 5 Business Days of the date of this Agreement.

12.2.2 The Borrower shall pay to the Lender the following fees in Dollars in respect of each Utilisation:

(a) 1 per cent of the amount of each Tranche A Utilisation; and

(b) 3.5 per cent per annum in respect of each Obligation, calculated by reference to the maximum principal amount and period prior to the Expiry Date of that Obligation,

which fees shall be payable on the relevant Utilisation Date.

**12.3 Prepayment fee**

If the whole or any part of the Tranche A Facility is prepaid under Clause 9.4 (*Voluntary prepayment*) other than as a result of a refinancing from RZB or any of its Affiliates, the Borrower shall on the date of prepayment pay a prepayment fee of 1 per cent of the amount so prepaid to the Lender.

## 13 Tax gross-up and indemnities

### 13.1 Tax gross-up

13.1.1 Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by law.

13.1.2 The Borrower shall promptly upon becoming aware that an Obligor has had or will have to make a Tax Deduction (or that there has been or will be any change in the rate at which or the basis on which any Tax Deduction has to be made) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower or the relevant Guarantor on becoming so aware in respect of a payment payable to the Lender.

13.1.3 If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment in respect of which the Tax Deduction is required to be made shall be increased to the amount which (after the Tax Deduction) will leave an amount equal to the payment which would have been due if no Tax Deduction had been required.

13.1.4 If an Obligor is required to make a Tax Deduction, that Obligor shall make the Tax Deduction and any payment required in connection with the Tax Deduction within the time allowed and in the minimum amount required by law.

13.1.5 Within 30 days of making a Tax Deduction or a payment required in connection with a Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction or payment has been made.

13.1.6 If a Tax Deduction is required by law to be made by the Lender on any payment under the Participation Agreement, the amount of the payment under this Agreement to which that payment under the Participation Agreement relates shall be increased to the amount which (after the Tax Deduction) will enable the Participant to receive an amount equal to the payment which would have been due if no Tax Deduction had been required.

### 13.2 Tax indemnity

13.2.1 If the Lender or the Participant is or will be subject to any liability or required to make any payment for or on account of Tax in relation to any sum received or receivable (or any sum deemed for Tax purposes to be received or receivable) under any Finance Document, the Borrower shall (within three Business Days of demand) pay to the Lender the amount determined by the Lender to be equal to the loss, liability or cost which will be or has been (directly or indirectly) suffered for or on account of Tax by the Lender or the Participant as a result of that liability or payment.

13.2.2 Clause 13.2.1 shall not apply:

(a) in relation to any Tax assessed on the Lender or the Participant:

(i) under the law of the jurisdiction in which the Lender or the Participant is incorporated or, if different, the jurisdiction (or jurisdictions) in which the Lender is treated as resident for tax purposes; or

(ii) under the law of the jurisdiction in which the Lender's or the Participant's Facility Office is located, in respect of amounts received or receivable in that jurisdiction;

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Lender or the Participant; or

(b) to the extent that the liability or requirement is compensated for by an increased payment under Clause 13.1 (*Tax gross-up*).

13.2.3 If the Lender or the Participant makes, or intends to make, a claim under Clause 13.2.1 above the Lender shall promptly notify the Borrower of the event which will give, or has given, rise to the claim.

### 13.3 Stamp taxes

The Borrower shall, within five Business Days of demand, indemnify the Lender against any cost, loss or liability which the Lender incurs in relation to any stamp duty, registration tax or other similar Tax which is payable in respect of any of the Finance Documents.

### 13.4 Value Added Tax

13.4.1 All amounts which are expressed to be payable under any Finance Document to the Lender which (in whole or in part) constitute the consideration for VAT purposes for any supply of goods or services shall be deemed to be exclusive of any VAT that is chargeable on that supply. If VAT is chargeable on any supply made by the Lender to the Borrower under any Finance Document, the Borrower shall pay (in addition to and at the same time as paying the consideration for the supply) an amount equal to the amount of the VAT.

13.4.2 Where the Borrower is required by any of the Finance Documents to reimburse the Lender in respect of any cost or expense, the Borrower shall at the same time indemnify the Lender against any VAT incurred by the Lender in respect of the cost or expense to the extent that the Lender reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to any credit or repayment in respect of that VAT.

## 14 Increased Costs

### 14.1 Increased Costs

14.1.1 Subject to Clause 14.3 (*Exceptions*) the Borrower shall, within five Business Days of a demand by the Lender, pay to the Lender the amount of any Increased Costs incurred by the Lender, the Participant or any of their Affiliates directly as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation, (ii) compliance with any law or regulation made after the date of this Agreement or (iii) compliance with any law or regulation relating to capital adequacy, whether made before or after the date of this Agreement.

14.1.2 In this Agreement **Increased Costs** means:

(a) a reduction in the rate of return from the Facility or the Participation Agreement or on the Lender's or the Participant's (or their Affiliate's) overall capital;

(b) an additional or increased cost; or

(c) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by the Lender, the Participant or any of their Affiliates to the extent that it is attributable to the Lender having entered into the Tranche A Commitment or the Tranche B Commitment or the Participation Agreement or funding or performing its obligations under any Finance Document or the Participation Agreement.

### 14.2 Increased Cost claims

14.2.1 If the Lender intends to make a claim pursuant to Clause 14.1 (*Increased Costs*) it shall notify the Borrower of the event giving rise to the claim, promptly upon becoming aware of such event.

14.2.2 The Lender shall, as soon as practicable, provide a certificate confirming the amount of its Increased Costs.

### 14.3 Exceptions

Clause 14.1 (*Increased Costs*) does not apply to the extent any Increased Cost is:

(a) attributable to a Tax Deduction required by law to be made by an Obligor;

(b) compensated for by Clause 13.2 (*Tax indemnity*) (or would have been compensated for under Clause 13.2 but was not so compensated solely because any of the exclusions in Clause 13.2.2 applied);

(c) compensated for by the payment of the Mandatory Cost; or

(d) attributable to the gross negligence or wilful breach by the Lender, the Participant or their Affiliates of any law or regulation.

## 15 Other Indemnities

### 15.1 Currency indemnity

15.1.1 If any sum due from an Obligor under the Finance Documents (a **Sum**), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the **First Currency**) in which that Sum is payable into another currency (the **Second Currency**) for the purpose of:

(a) making or filing a claim or proof against that Obligor; or

(b) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall, as an independent obligation, within five Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (i) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (ii) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

15.1.2 Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

### 15.2 Other indemnities

The Borrower shall, within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

(a) the occurrence of any Event of Default;

(b) a failure by an Obligor to pay any amount due under a Finance Document on its due date;

(c) funding, or making arrangements to fund, a Tranche A Loan or drawing under the Overdraft requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender); or

(d) a Tranche A Loan (or part of a Tranche A Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

15.2.2 The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by the Lender (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is a Default; or

(b) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

## 16 Mitigation by the Lender

### 16.1 Mitigation

16.1.1 The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 9.1 (*Illegality*), Clause 13 (*Tax gross-up and indemnities*), Clause 14 (*Increased Costs*) or paragraph 2 of Schedule 3 (*Mandatory Cost formula*).

16.1.2 Clause 16.1.1 does not in any way limit the obligations of any Obligor under the Finance Documents.

### 16.2 Limitation of liability

16.2.1 The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 16.1 (*Mitigation*).

16.2.2 The Lender is not obliged to take any steps under Clause 16.1 if, in its opinion (acting reasonably), to do so might be prejudicial to it.

## 17 Costs and expenses

### 17.1 Transaction expenses

The Borrower shall promptly on demand pay the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing and execution of the Finance Documents.

### 17.2 Amendment costs

If an Obligor requests an amendment, waiver or release of, or consent in relation to, any Finance Document, the Borrower shall, within five Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by it in responding to, evaluating, negotiating or complying with that request.

### 17.3 Enforcement costs

The Borrower shall, within five Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

## 18 Guarantee and indemnity

### 18.1 Guarantee and indemnity

The Guarantor irrevocably and unconditionally:

(a) guarantees to the Lender punctual performance by the Borrower of all the Borrower's obligations under the Finance Documents;

(b) undertakes with the Lender that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(c) undertakes to indemnify the Lender immediately on demand against any cost, loss or liability suffered by the Lender if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which the Lender would otherwise have been entitled to recover.

**18.2 Continuing guarantee**

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

**18.3 Reinstatement**

If any payment by an Obligor or discharge given by the Lender (whether in respect of the obligations of any Obligor or any Security for those obligations or otherwise) is avoided or reduced as a result of insolvency, liquidation, administration or any similar event:

(a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b) the Lender shall be entitled to recover the value or amount of that Security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

**18.4 Waiver of defences**

The obligations of the Guarantor under this Clause 18 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 18 (whether or not known to it or the Lender) including:

(a) any time, waiver or consent granted to, or composition with, the Borrower or any other person;

(b) the release of the Borrower or any other person under the terms of any composition or arrangement with any creditor of any person;

(c) the taking, variation, compromise, exchange, renewal, enforcement or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security over assets of, the Borrower or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;

(e) any amendment, novation, supplement, extension, restatement, (however fundamental and whether or not more onerous), or replacement, assignment, avoidance or termination of any Finance Document or any other document or Security including any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or Security;

(f) any unenforceability, illegality or invalidity of any obligation of, or any Security created by, any person under any Finance Document or any other document; or

(g) any insolvency, liquidation, administration or similar procedure.

### 18.5 Immediate recourse

The Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security or claim payment from any person before claiming from that Guarantor under this Clause 18. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

### 18.6 Appropriations

During the Security Period, the Lender may:

(a) refrain from applying or enforcing any other moneys, Security or rights held or received by the Lender (or any trustee or agent on its behalf) in respect of amounts which may be or become payable by the Obligors under or in connection with the Finance Documents, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor's liability under this Clause 18.

### 18.7 Deferral of Guarantor's rights

During the Security Period, and unless the Lender otherwise directs, the Guarantor shall not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to receive or claim payment from or be indemnified by the Borrower;

(b) to claim any contribution from any other guarantor of, or provider of Security in respect of, the Borrower's obligations under the Finance Documents;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under any Finance Document or of any guarantee or Security Interest taken pursuant to, or in connection with, the Finance Documents by the Lender;

(d) to exercise any right of set-off against the Borrower; and/or

(e) to claim or prove as a creditor of the Borrower in competition with the Lender.

### 18.8 Additional Security

This guarantee is in addition to, is not in any way prejudiced by, and shall not merge with, any other guarantee or Security now or in the future held by the Lender.

## 19 Representations and warranties

The Lender has entered into this Agreement in reliance on the representations of each Obligor set out in this Clause 19, and each Obligor warrants to the Lender on the date of this Agreement as set out in this Clause 19.

### 19.1 Status

19.1.1 The Borrower is an exempted company duly incorporated with limited liability under the laws of the Cayman Islands and the Guarantor is a company duly incorporated under the laws of the province of British Columbia and each is duly organised and validly existing and in good standing under the laws of its jurisdiction of incorporation.

19.1.2 Each Obligor has the power to sue and be sued in its own name and to own its assets and carry on its business as that business is being and will be conducted.

### 19.2 Binding obligations

The obligations expressed to be assumed by the Obligors in each Finance Document to which it is a party are, subject to any principles of law limiting its obligations that are applicable to companies generally, legal, valid, binding and enforceable obligations.

### 19.3 Non-conflict with other obligations

The entry into and performance by each Obligor of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a) any law or regulation applicable to it or binding on its assets;

(b) its constitutional documents; or

(c) any agreement or instrument binding upon it or any of its assets.

### 19.4 Power and authority

Each Obligor has the power to enter into, execute, perform and deliver, and has taken all necessary action to authorise its entry into, execution, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents and all necessary corporate, shareholder and other action has been taken to authorise the entry into, execution, delivery and performance of the same.

### 19.5 Authorisations and admissibility

All Authorisations required or desirable:

(a) to enable each Obligor lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents and the Transaction Documents to which it is a party;

(b) to make those Finance Documents and Transaction Documents admissible in evidence in its jurisdiction of incorporation and in Albania; and

(c) to enable it to carry on its business, trade and ordinary activities (including the activities of its branch in Albania),

have been obtained or effected and are in full force and effect.

### 19.6 Certified Copies

Any document provided to the Lender by or on behalf of either Obligor which purports to be a Certified Copy is a true, complete and accurate copy of the original document and is up to date as at the date on which it was provided.

### 19.7 Governing law and enforcement

19.7.1 The choice of governing law of each Finance Document to which it is a party will be recognised and enforced in the jurisdiction of incorporation of that Obligor.

19.7.2 Any arbitral award or judgment obtained in relation to a Finance Document to which it is a party in the jurisdiction of the law by which that Finance Document is expressed to be governed (i.e. England and English law for this Agreement) will be recognised and enforced in its jurisdiction of incorporation.

**19.8 Deduction of Tax**

Neither Obligor is required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

**19.9 No filing or stamp taxes**

Under the law of each Obligor's jurisdiction of incorporation and of Albania it is not necessary that any of the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction, or that any stamp, registration or similar tax be paid on or in relation to any of the Finance Documents or any of the transactions contemplated by the Finance Documents (provided that, under the laws of the Cayman Islands, Cayman Islands stamp duty will be payable if any Finance Document is signed in, or brought to, the Cayman Islands).

**19.10 Compliance with Tax laws**

Each Obligor has complied in all material respects with all Tax laws in all jurisdictions in which it is subject to Tax and has paid all Taxes due and payable by it and no claims are being asserted against it in respect of Taxes except in relation to Tax liabilities arising in the ordinary course of its trading activities or claims contested in good faith and in respect of which proper provision in accordance with the Accounting Principles has been made and disclosed in the latest financial statements or other information delivered to the Lender under this Agreement.

**19.11 No default**

19.11.1 No Event of Default is continuing or is likely to result from the making of any Utilisation.

19.11.2 No other event or circumstance is outstanding which constitutes (or would do so with the expiry of a grace period, the giving of notice, the making of any determination, the satisfaction of any other condition or any combination of any of the foregoing) a default or termination event (howsoever described) under any other agreement or instrument which is binding on it or to which its assets are subject.

**19.12 No misleading information**

Any factual information provided by that Obligor in writing in connection with the Facility or any Finance Document was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated and remains true and accurate (to the extent that no corrections have been notified in writing to the Lender by or on behalf of that Obligor) and there is no other fact or circumstance relating to its affairs that has not been disclosed in writing to the Lender where such non-disclosure renders any of that information misleading in any material respect, and all expressions of expectation, intention, belief and opinion contained in any of that information were honestly made on reasonable grounds after due and proper consideration.

**19.13 Full disclosure**

It has fully disclosed in writing to the Lender all facts relating to itself, the Contract Area and/or the Transaction Documents which it knows or reasonably should know and which are material for disclosure to the Lender in the context of the Finance Documents.

**19.14 Financial statements**

19.14.1 Its Original Financial Statements were prepared in accordance with the relevant Accounting Principles consistently applied.

19.14.2 Its Original Financial Statements fairly represent its financial condition and operations as at the end of and for the relevant financial year.

19.14.3 There has been no material adverse change in each Obligor's business, financial condition, assets or prospects since 31 December 2005.

19.14.4 Each set of management accounts most recently delivered pursuant to Clause 20.1(b) or 20.1(c) shows with reasonable accuracy the financial condition of that Obligor during the period to which it relates.

**19.15 Pari passu ranking**

Each Obligor's payment obligations under the Finance Documents rank at least pari passu with the claims of all its unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

**19.16 No proceedings pending or threatened**

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency have (to the best of its knowledge and belief) been started or are pending or, insofar as it is aware, threatened against either Obligor, nor is there subsisting any unsatisfied judgment or award given against either Obligor by any court, arbitrator or other body, nor, to the best knowledge and belief of that Obligor (having made no particular enquiry), have any of the foregoing events occurred in relation to any Purchaser.

**19.17 Insolvency**

No Obligor has taken any action nor (to the best of its knowledge and belief, having made no particular enquiry) have any steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution or re-organisation, for the enforcement of any Security Interest over its assets or for the appointment of a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee or other similar officer of it or in respect of any of its assets, nor, to the best knowledge and belief of that Obligor (having made no particular enquiry), have any of the foregoing events occurred in relation to any Purchaser.

**19.18 No Security Interests**

The execution by each Obligor of the Finance Documents and the exercise of its rights and the performance of its obligations under the Finance Documents will not result in the creation of, or any obligation to create, any Security Interest over or in respect of any of its assets other than in favour of the Lender and no Security Interest other than a Permitted Security Interest exists or will come into existence over any part of the assets of that Obligor.

**19.19 Security Documents**

The Security Documents constitute first ranking Security Interests in respect of the assets to which they are expressed to apply and such assets are owned by the Borrower free from other Security Interests and there are no legal, contractual or other restrictions applicable to the Borrower which would or are likely to prevent or restrict the granting of the Security Interests expressed to be constituted by the Security Documents.

**19.20 Environmental Law**

In the case of the Borrower, it has:

(a) at all times complied in all material respects with all applicable Environmental Law and is not aware of any Environmental Matter the existence of which is likely to have a Material Adverse Effect;

(b) obtained and holds every Environmental Consent required under or pursuant to any Environmental Law in connection with the conduct by the Borrower of its business and the ownership, use, exploitation or occupation by the Borrower of its assets;

(c) at all times complied with the conditions, restrictions and covenants imposed in, or in connection with every Environmental Consent,

and as far as the Borrower is aware (having made a particular enquiry) no circumstances have arisen which would entitle any regulatory body to revoke, suspend, amend, vary, withdraw, transfer or refuse to amend any Environmental Consent or which might give rise to a claim against the Borrower

**19.21 Transaction Documents**

19.21.1 Each Transaction Document constitutes the legal, valid and binding obligations of the parties thereto, enforceable in accordance with its terms, is in full force and effect and has not been terminated or varied except as expressly permitted under the Finance Documents.

19.21.2 There are no written or oral agreements or arrangements between the Borrower and any Purchaser which derogate from the obligations of that Purchaser under any Transaction Document.

19.21.3 There is no outstanding breach under any Transaction Document and as far as it is aware there are no circumstances which might entitle any person to terminate, repudiate or cancel any Transaction Document by reason of any failure to perform or repudiation by the Borrower of its obligations under any Transaction Document.

19.21.4 All Authorisations required or advisable:

(a) for the performance and discharge of its and (to the best of its knowledge and belief) each counterparty's obligations under the Transaction Documents; and

(b) in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Transaction Documents,

have been obtained and are in full force and effect.

**19.22 Force majeure**

It is not aware of any existing event, fact or circumstance that constitutes a force majeure under or in respect of any Transaction Document (as such term is used in the relevant Transaction Document).

**19.23 Trade Facility**

The Facility is considered to be a trade facility and is not, and will not be, subject to any debt rescheduling arrangements (sovereign or otherwise), expropriation or moratorium or (in each case) negotiations in respect thereof.

**19.24 Repetition**

The representations set out in this Clause 19 shall survive the execution of this Agreement and the Repeating Representations are deemed to be repeated by the relevant Obligor(s) by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

## 20 Information undertakings

The undertakings in this Clause 20 remain in force from the date of this Agreement until the expiry of the Security Period.

**20.1 Financial statements**

Each Obligor shall supply to the Lender:

(a) as soon as the same become available, but in any event within 120 days after the end of each of its financial years its audited (consolidated in the case of the Guarantor) financial statements for that financial year;

(b) as soon as the same become available, but in any event within 60 days after the end of each half of each of its financial years its (consolidated in the case of the Guarantor) financial statements for that half financial year;

(c) as soon as the same become available (but in any event within 45 days after the end of each successive period of three Months during each of its financial years) its management accounts for that period (consolidated in the case of the Guarantor), in form and substance satisfactory to the Lender.

**20.2 Requirements as to financial statements**

20.2.1 Each set of financial statements delivered by an Obligor pursuant to Clause 20.1 (*Financial statements*) shall be certified by a director of the relevant company as fairly representing its (or, as the case may be, its consolidated) financial condition and operations as at the end of and for the period in relation to which those financial statements were drawn up.

20.2.2 Each Obligor shall procure that each set of financial statements delivered by it pursuant to Clause 20.1 (*Financial statements*) is prepared using the relevant Accounting Principles, accounting bases, policies, practices and procedures and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in the relevant Accounting Principles, the accounting bases, policies, practices and procedures or financial reference periods and the Auditors deliver to the Lender as soon as reasonably practicable after that change:

(a) a description of any change necessary for those financial statements to reflect the relevant Accounting Principles, accounting bases, policies, practices and procedures or financial reference periods upon which the Original Financial Statements were prepared; and

(b) sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to determine whether Clause 21 (*Financial covenants*) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

20.2.3 Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the relevant Accounting Principles, accounting bases, policies, practices, procedures and financial reference periods upon which those Original Financial Statements were prepared.

**20.3 Appraisal Reports**

The Borrower shall at its own cost deliver to the Lender an Appraisal Report six months after the date of this Agreement and thereafter on each anniversary of such date of delivery of the Appraisal Report.

**20.4 Reporting**

The Borrower shall provide a report to the Lender every two weeks in respect of the assets the subject of the Security Documents and shall provide such assistance as is required by the Lender in respect of the physical monitoring of such assets.

**20.5 Information: miscellaneous**

Each Obligor shall supply to the Lender:

(a) all documents dispatched by that Obligor to its shareholders (or any class of them) in their capacity as such or to its creditors generally at the same time as they are dispatched;

(b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against it, and which, if adversely determined, would in its reasonable opinion result in a liability exceeding $100,000 or is likely to have a Material Adverse Effect; and

(c) promptly, such further information regarding its financial condition, business, operations and prospects as the Lender may reasonably request.

**20.6 Notification of default**

20.6.1 Each Obligor shall notify the Lender of:

(a) any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence;

(b) any Security Interest (other than a Permitted Security Interest) being created over or against any of its assets; and

(c) any other occurrence relating to that Obligor (including any third party claim or liability) which in its reasonable opinion is likely to have a Material Adverse Effect.

20.6.2 Promptly upon a request by the Lender, an Obligor shall supply to the Lender a certificate signed by two of its directors certifying that no Default and that none of the other events referred to in Clause 20.6.1 is continuing (or if a Default or any of those events is continuing, specifying the event and the steps, if any, being taken to remedy it).

**20.7 "Know your customer" checks**

If the Lender (or, in the case of paragraph (c) below, any prospective new Lender) is obliged by:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b) any change in the status or the composition of the shareholders of any Obligor after the date of this Agreement;

(c) a proposed assignment or transfer by the Lender of any of its rights and obligations under this Agreement; or

(d) any person gaining a 20 per cent or greater holding in the issued share capital of any Obligor,

to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the relevant Obligor shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender (for itself or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for the Lender or, in the case of the event described in paragraph (c) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transactions contemplated in the Finance Documents.

## 21 Financial Covenants

### 21.1 Definitions

For the purposes of this Clause 21:

**Acquisition Goodwill** means the net goodwill arising on any acquisition of a company or shares in a company or any acquisition of a business.

**Acquisition Intangible Assets** means intangible assets acquired as part of any acquisition of a company or shares in a company or any acquisition of a business (including, for the avoidance of doubt, Acquisition Goodwill).

**EBIT** means, in respect of any period, the profit before tax of the Borrower for that period after adding back Total Debt Costs but adjusted to the extent necessary to exclude:

(a) any share of the profit or loss of any associated company, associated undertaking or joint venture, and any income from any other fixed asset investments;

(b) any profits or losses directly related to:

(i) the sale or termination of an operation; or

(ii) the disposal of fixed assets

(c) all direct costs of any fundamental reorganisation or restructuring having a material effect on the nature and focus of the reporting entity's operations;

(d) any amount written off the value attributed to Acquisition Intangible Assets;

(e) any amounts written off the value of investments; and

(f) realised and unrealised exchange gains and losses which do not relate to ordinary trading activities.

**EBITDA** means, in respect of any period, EBIT for that period but adding back amounts charged in the period in respect of the depreciation or amortisation of tangible and intangible fixed assets.

**Finance Lease** means any lease, hire agreement, credit sale agreement, purchase agreement, conditional sale agreement or instalment sale and purchase agreement which should be treated as a finance lease (or in the same way as a finance lease) in accordance with IAS 17 (or any successor to IAS 17).

**IAS** together with a number means the international accounting standard issued by the Board of the International Accounting Standards Committee and adopted by the International Accounting Standards Board and identified by reference to that number.

**Net Senior Debt** means the aggregate of:

(a) that part of the Financial Indebtedness of the Borrower which relates to obligations for the payment or repayment of money in respect of principal incurred in respect of (i) moneys borrowed or raised, (ii) any bond, note, loan stock, debenture or similar instrument, (iii) any acceptance credit, bill discounting, note purchase, factoring or documentary credit facility, (iv) any shares which are expressed to be redeemable; or (v) under any other transaction of any kind having the commercial effect of borrowing; and

(b) the capital element of all rentals or other payments payable under any Finance Lease entered into by the Borrower,

excluding Shareholder Loans.

**Total Debt Costs** means, in respect of any period, all interest, commissions, periodic fees and other financing charges accrued or accreted by the Borrower during that period (including the interest element payable under any Finance Lease and all amounts payable which are classified as finance charges in respect of financial instruments classified as liabilities under IAS32) adjusted as follows:

(a) (if not already taken into account) deducting the net amount receivable or adding the net amount payable in relation to that period under any hedging agreement relating to financing and excluding amounts included in the profit and loss account which represent changes in the value of derivatives relating to cash flows in future periods;

(b) excluding any change in the carrying value of a hedge item recognised in profit or loss arising from its accounting treatment as a hedge item in a fair value hedge as defined by IAS 39; and

(c) deducting any interest received during the period in respect of cash balances over which Security has been granted under a Security Document.

**21.2 Covenants**

Each Obligor undertakes to ensure that during the Security Period, unless the Lender otherwise agrees:

(a) **Shareholder Loans**

The ratio of (1) the aggregate amount of the Tranche A Loans and the Tranche B Outstandings to (2) the Shareholder Loans shall be at least 1:1.3.

(b) **Collateral**

At least 25 per cent of the Collateral Value shall be comprised of:

(i) sums standing to the credit of the accounts the subject of the Austrian Account Pledge or the Albanian Receivables Security;

(ii) moneys payable for deliveries under Export Contracts and Local Sales Contracts where the relevant Purchaser has acknowledged to the Lender the assignment of such Export Contract or Local Sales Contract (as applicable);

(iii) Field Stocks the subject of the Albanian Equipment and Oil Security; and

(iv) stocks of oil the subject of the Albanian Equipment and Oil Security.

(c) **Collateral Value**

The Collateral Value shall be at least 150 per cent of the aggregate amount of the Tranche A Loans and the Tranche B Loans.

(d) **EBITDA**

EBITDA for each period referred to in Column A below shall not be less than the amount set out in Column B below opposite that period:

| Column A<br>Period | Column B<br>Amount |
|---|---|
| 1 January 2006 to 31 December 2006 | $8,000,000 |
| 1 January 2007 to 31 December 2007 and each subsequent period of twelve months | $10,000,000 |

(e) **EBITDA to Total Debt Costs**

The ratio of EBITDA to Total Debt Costs for each quarter starting with the quarter ended 31 December 2006 shall not be less than 10:1.

(f) **Net Senior/Debt / EBITDA**

The ratio of Net Senior Debt to EBITDA for each quarter starting with the quarter ended 31 December 2006 shall be equal to or less than 2.5:1

### 21.3 Change in accounting principles

21.3.1 If there has been or is to be a change in the accounting principles, bases, policies, practices, procedures or financial reference periods applied in the preparation of the Original Financial Statements of any Obligor, and the Lender believes that the undertakings set out in Clause 21.2 (*Covenants*) need to be amended as a result of any such change, the Borrower shall negotiate with the Lender in good faith to amend the existing financial undertakings so as to provide the Lender with substantially the same protections as the undertakings set out in Clause 21.2 (*Covenants*).

21.3.2 If the Borrower and the Lender cannot agree such amended undertakings within 30 days of that notice (or within any longer period permitted by the Lender), the Lender shall nominate a firm of chartered accountants to settle the amended financial undertakings, or in default of such nomination the Lender shall request the President for the time being of the Institute of Chartered Accountants in England and Wales to nominate a firm of chartered accountants for that purpose. Those accountants shall act as experts and not arbitrators and their decision shall be final and binding on the Parties. The costs of the accountants shall be paid by the Borrower.

### 21.4 Basis of calculation

The calculation of ratios and other amounts under this Clause 21 shall be made by the Lender by reference to the latest financial statements, management accounts and other financial information of the Borrower for the Financial Year or quarter of the Borrower, or other period in relation to which the calculation falls to be made, and for the purpose of making such calculations the Lender may convert any currency into any other currency at the rate of exchange which it determines (acting reasonably) to be appropriate. Each determination of the Lender under this Clause 21 shall be conclusive and binding on the Obligors except in the case of manifest error.

## 22 Positive undertakings

The undertakings in this Clause 22 remain in force from the date of this Agreement until the expiry of the Security Period.

### 22.1 Authorisations

Each Obligor shall promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b) supply Certified Copies to the Lender of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation or of Albania to enable it to carry on its business, trade and ordinary activities, to perform its obligations under the Finance Documents and the Transaction Documents, or to ensure the legality, validity, enforceability and admissibility in evidence in its jurisdiction of incorporation and Albania of any Finance Document or Transaction Document.

**22.2 Compliance with laws**

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

**22.3 Taxes**

Each Obligor shall pay and discharge all Taxes and governmental charges payable by or assessed upon it before the date on which the same become overdue unless, and only to the extent that, such Taxes and charges shall be contested in good faith by appropriate proceedings, pending determination of which payment may lawfully be withheld provided that adequate reserves shall be set aside in accordance with the relevant Accounting Principles with respect to any such Taxes or charges so contested.

**22.4 Access**

The Borrower shall, subject to being given reasonable notice, permit the Lender and any person (being an accountant, auditor, solicitor, valuer or other professional adviser of the Lender) authorised by the Lender to have, at all times during normal business hours, access to the property and premises of the Borrower (including any oil storage facility of the Borrower or any third party) and to all officers, accounting books, records, computer programs and other data or information of the Borrower to the extent reasonably necessary to monitor the Borrower's compliance with, and performance under, the Finance Documents or any Transaction Document.

**22.5 Further documents**

Each Obligor shall, at the request of the Lender, do or procure the doing of all such things and execute or procure the execution of all such documents as are, in the reasonable opinion of the Lender, necessary or desirable to ensure that the Lender obtains all the rights and benefits intended to be conferred on it under the Finance Documents.

**22.6 Compliance with Environmental Law**

Each Obligor shall comply in all material respects with Environmental Law.

**22.7 Dangerous Materials**

Each Obligor shall use its best efforts to ensure that all Dangerous Materials treated, kept and stored, produced, manufactured, generated, refined or used from, in, upon, or under any of the real property owned or occupied by it are held and kept upon such real property in such a manner and up to such standards as they would be kept by a prudent company carrying on the same trade as it.

**22.8 Insurance**

22.8.1 The Borrower shall:

(a) effect and maintain insurances at its own expense in respect of all its assets and business of an insurable nature with insurers approved by the Lender;

(b) comply with the requirements of all covenants, undertakings and conditions as to insurance which are imposed by the terms of any lease, agreement for lease or tenancy under which the Borrower derives its estate or interest in those assets;

(c) procure that those insurances:

(i) provide cover on such terms and against such risks as the Lender may reasonably require or otherwise which are normally insured against by prudent companies owning or possessing similar assets and carrying on similar businesses; and

(ii) are in such amounts as are in the circumstances prudent for such companies (including for the full replacement value from time to time of any assets destroyed or otherwise becoming a total loss);

(d) cause the interest of the Lender to be noted by endorsement on the policies in form and substance satisfactory to the Lender (acting reasonably);

(e) without prejudice to paragraph (a) above, effect and maintain all required risks marine and transport insurance and storage insurance with reputable insurers of good standing acceptable to the Lender (acting reasonably) over all oil owned or sold by it prior to the transfer of the risk of loss of such oil to the relevant Purchaser;

(f) duly and punctually pay all premiums and other moneys due and payable in respect of those insurances and promptly at the request of the Lender produce receipts for the payment of the premiums;

(g) at the request of the Lender, deposit with or produce for inspection by the Lender all policies and other contracts of insurance to be maintained by it in accordance with this Clause; and

(h) use all reasonable endeavours to prevent the happening of any act, omission, breach or default which would be reasonably likely to render void or voidable any insurances effected by it.

22.8.2 If the Borrower fails to comply with any of its obligations under Clause 22.8.1, the Lender may (but shall be not obliged to) effect or renew, or pay any premiums in respect of, any insurance referred to in that Clause.

22.8.3 The Borrower shall indemnify the Lender and its officers and employees against all actions, proceedings, demands, claims, costs, expenses, and other liabilities incurred by them in effecting or renewing, or paying any premiums in respect of, any insurance in accordance with Clause 22.8.2, and shall pay interest at the rate specified in Clause 10.3 (*Default interest*) on the sums payable under this Clause from the date on which the liability was incurred.

**22.9 Production Facilities**

The Borrower shall maintain full ownership of the assets for the production of oil from the Contract Area and ensure that it maintains full control over the management and operation of such assets.

**22.10 Amendments to Transaction Documents**

The Borrower shall not cancel or terminate any Transaction Document or amend or otherwise modify any Transaction Document in any material respect, or waive any default under or breach of any Transaction Document (or permit any such cancellation, termination, amendment, modification or waiver by the relevant counterparty) provided that the Borrower and the relevant Purchaser may agree any amendment to the operational provisions of any Export Contract or Local Sales Contract.

### 22.11 Deliveries

The Borrower shall immediately notify the Lender as soon as it becomes aware that:

(a) any material quantity of oil to be delivered under any Export Contract or Local Sales Contract has been destroyed, lost, stolen or damaged in any way; or

(b) any material quantity of oil does not meet the specification required by the relevant Export Contract or Local Sales Contract,

and shall, if appropriate, file a claim with the underwriters of the relevant insurance policy and keep the Lender informed about such claim.

### 22.12 Performance of contracts

The Borrower shall perform, within all required time periods (after giving effect to any applicable grace periods), all of its obligations and enforce all of its rights (including taking legal proceedings where appropriate) under:

(a) each Transaction Document: and

(b) each other contract, agreement, instrument or other document to which it is a party, including any concessions, leases, licences and customer contracts to which it is a party where the failure to so perform and enforce would be likely to have or result in a Material Adverse Effect.

### 22.13 Proceeds

The Borrower shall ensure that each Purchaser:

(a) pays in full all proceeds payable by it under any Export Contract or Local Sales Contract to the relevant Collection Account, free and clear of any set-off, deductions, counterclaim or conditions whatsoever; and

(b) acknowledges the assignment of the relevant Export Contract or Local Sales Contract to the Lender in accordance with the Assignment Agreement.

### 22.14 Finance Documents

The Borrower shall comply with its obligations under the Finance Documents, including all notice, bookmark and registration requirements.

### 22.15 Maintenance of business

The Borrower shall maintain its branch in Albania and shall not change the business conducted by such branch.

### 22.16 Banking arrangements

The Borrower shall maintain all its bank accounts with the Lender and/or RZB and shall effect all its banking transactions with the Lender and/or RZB.

## 23 Negative undertakings

The undertakings in this Clause 23 remain in force from the date of this Agreement until the expiry of the Security Period.

**23.1 Financial Indebtedness**

23.1.1 Except as permitted by the Security Documents, the Borrower shall not incur or permit to remain outstanding any Financial Indebtedness other than Financial Indebtedness:

(a) incurred under the Finance Documents;

(b) trade credit with a maximum duration of no more than 30 days that was entered into in the ordinary course of its trading activities; and

(c) incurred with the prior written approval of the Lender.

23.1.2 The Guarantor shall not incur or permit to remain outstanding any Financial Indebtedness other than Financial Indebtedness:

(a) incurred pursuant to the Finance Documents;

(b) not incurred pursuant to the Finance Documents that does not exceed in aggregate $50,000,000; and

(c) incurred with the prior written approval of the Lender which shall not be withheld unreasonably.

**23.2 Dividends, etc**

The Borrower shall not declare or pay any dividend or other distribution to any of its shareholders and shall not make any other payment to any shareholder (including by way of management fee).

**23.3 Shareholder Loans**

The Borrower shall not repay or refinance any Shareholder Loan, other than in accordance with the Subordination Deed.

**23.4 Disposals**

23.4.1 The Borrower shall not enter into a single transaction or a series of transactions (whether related or not), whether voluntary or involuntary and whether at the same time or over a period of time, to sell, lease, transfer, loan or otherwise dispose of any asset or enter into an agreement to make any such Disposal, other than the sale of oil in the ordinary course of an Obligor's trading activities.

23.4.2 The restrictions regarding the Disposals referred to in paragraph 23.4.1 of this Clause shall not apply to Disposals made in the ordinary course of day to day trading and on arm's length terms.

**23.5 Negative pledge**

23.5.1 The Borrower shall not create or permit to subsist any Security Interest over any of its assets, other than any Security Interest entered into pursuant to any Finance Document.

23.5.2 The Borrower shall not:

(a) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by itself;

(b) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(c) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set off or made subject to a combination of accounts; or

(d) enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

23.5.3 Clauses 23.5.21 and 23.5.2 do not apply to:

(a) any lien arising by operation of law and in the ordinary course of its trading activities; or

(b) any retention of title to goods supplied to the Borrower in the ordinary course of its trading activities.

**23.6 Merger**

23.6.1 The Borrower shall not enter into any amalgamation, demerger, merger or corporate reconstruction or any joint venture or partnership agreement, without the consent of the Lender, such consent not to be unreasonably withheld or delayed.

23.6.2 The Guarantor shall not enter into any amalgamation, demerger, merger or corporate reconstruction or any joint venture or partnership agreement if such amalgamation, demerger, merger or corporate reconstruction or any joint venture or partnership agreement would have a material adverse effect on the ability of the Guarantor to comply with any of its obligations under any Finance Documents.

**23.7 Incorporation of Subsidiaries**

The Borrower shall not incorporate any company as its Subsidiary, without the consent of the Lender, such consent not to be unreasonably withheld or delayed.

**23.8 Change of business**

The Borrower shall procure that no substantial change is made to the general nature or scope of its business from that carried on at the date of this Agreement and the Borrower shall not commence any business other than that being conducted at the date of this Agreement.

**23.9 Dangerous Materials**

The Borrower shall not use, deposit, handle, store, produce, release, emit or dispose of any Dangerous Materials in, on, over or under any real property owned or occupied by the Borrower in a manner that is likely to give rise to any proceedings or claims against, or liability of, the Borrower.

**23.10 Loans**

23.10.1 The Borrower shall not make any loans or grant any credit to or for the benefit of any person, other than trade credits in its day to day trading.

23.10.2 The Guarantor shall not make any loans or grant any credits to or for the benefit of any person, other than (i) loans to its Subsidiaries and (ii) trade credits in its day to day trading.

## 24 Events of Default

Each of the events or circumstances set out in this Clause 24 is an Event of Default.

**24.1 Non-payment**

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by administrative or technical error which is not its fault; and

(b) payment is made within five Business Days of its due date.

**24.2 Financial Covenants**

24.2.1 Any requirement of Clause 21 (*Financial Covenants*) is not satisfied except for those requirements set out in sub-clauses 21.2(b) and 21.2(c).

24.2.2 The Borrower does not comply with the requirement in sub-clause 21.2(b) unless: (i) the failure to comply is, in the opinion of the Lender, capable of remedy and is remedied within twenty-five Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply and (ii) at all times at least 20% of the Collateral Value is comprised of the items mentioned under paragraphs (i) to (iv) of Clause 21.2(b).

24.2.3 The Borrower does not comply with the requirement in sub-clause 21.2(c) unless: (i) the failure to comply is, in the opinion of the Lender, capable of remedy and is remedied within twenty-five Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply and (ii) the Collateral Value shall at all times be at least 130% of the aggregate amount of the Tranche A Loans and Tranche B Loans.

**24.3 Other obligations**

An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 24.1 (*Non-payment*) and 24.2 (*Financial Covenants*)) unless the failure to comply is, in the opinion of the Lender, capable of remedy and is remedied within fifteen Business Days of the Lender giving notice to the relevant Obligor or that Obligor becoming aware of the failure to comply.

**24.4 Misrepresentation etc.**

Any representation, warranty or statement made or given or deemed to be made or given by an Obligor in the Finance Documents or any other document delivered by or on behalf of an Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

**24.5 Cross default**

24.5.1 Any Financial Indebtedness of an Obligor is not paid when due nor within any originally applicable grace period.

24.5.2 Any Financial Indebtedness of an Obligor is declared to be or otherwise becomes due and payable before its specified maturity as a result of an event of default (however described).

24.5.3 Any commitment for any Financial Indebtedness of an Obligor is cancelled or suspended by a creditor of that Obligor as a result of an event of default (however described).

24.5.4 Any creditor of an Obligor becomes entitled to declare any Financial Indebtedness of that Obligor due and payable before its specified maturity as a result of an event of default (however described).

24.5.5 No Event of Default will occur under this Clause 24.5 if (i) the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within Clauses 24.5.1 to 24.5.4 is less than $100,000; or (ii) where the Financial Indebtedness is repayable on demand in accordance with its original terms and is made within fifteen Business Days of the date of such demand.

### 24.6 Insolvency

24.6.1 An Obligor is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts, proposes or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

24.6.2 The value of the assets of an Obligor is less than its liabilities (taking into account contingent and prospective liabilities).

24.6.3 A moratorium or other protection from its creditors is declared or imposed in respect of any indebtedness of an Obligor.

### 24.7 Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken (including the making of an application, the presentation of a petition, the filing or service of a notice or the passing of a resolution) in relation to (or there otherwise commences):

(a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of an Obligor;

(b) a composition, compromise, assignment or arrangement with any creditor of an Obligor;

(c) the appointment of a liquidator, supervisor, receiver, administrative receiver, administrator, compulsory manager, trustee or other similar officer in respect of Obligor or any of its assets; or

(d) enforcement of any Security Interest over any assets of Obligor,

or any analogous procedure or step is taken in any jurisdiction.

### 24.8 Creditors' process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of an Obligor and is not discharged within fifteen Business Days.

### 24.9 Cessation of business

An Obligor suspends, ceases or threatens to suspend or cease to carry on all or a substantial part of its business.

### 24.10 Unlawfulness

It is or becomes unlawful for any Obligor to perform any of its obligations under the Finance Documents or it is or becomes unlawful for any person to perform any of its obligations under any Transaction Document.

### 24.11 Repudiation

Any party to a Finance Document other than the Lender repudiates a Finance Document or evidences an intention to repudiate a Finance Document or any Purchaser repudiates or evidences an intention to repudiate a Transaction Document.

### 24.12 Finance Documents and guarantees

Any Finance Document, or the guarantee of the Guarantor under this Agreement, is not (or is claimed by any Obligor not to be) in full force and effect.

### 24.13 Rescission of Finance Documents

Any party to the Finance Documents (other than the Lender) rescinds or purports to rescind any of those agreements in whole or in part where to do so would or could be expected to have a Material Adverse Effect.

### 24.14 Enforcement of Security Interest

Any Security Interest over any of the assets of an Obligor becomes enforceable.

### 24.15 Material adverse change

Any event or series of events occurs which, in the opinion of the Lender, has or could reasonably be expected to have a Material Adverse Effect.

### 24.16 Acceleration

On and at any time after the occurrence of an Event of Default the Lender may by notice to the Borrower:

(a) cancel the Tranche A Commitment and / or the Tranche B Commitment whereupon they shall immediately be cancelled;

(b) declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents, be immediately due and payable, whereupon they shall become immediately due and payable;

(c) declare that all or part of the Tranche A Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender;

(d) enforce (or instruct the Lender to enforce) any guarantee or any of the Security Interests created under or pursuant to the Finance Documents; and

(e) declare full cash cover in respect of each outstanding Obligation to be due and payable, whereupon it shall immediately become payable.

## 25 Assignments and transfers by the Parties

### 25.1 Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

### 25.2 Assignments and transfers by the Lender

The Lender may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity.

### 25.3 Disclosure of information

The Lender may disclose to any of its Affiliates and any other person:

(a) to (or through) whom the Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b) with (or through) whom the Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

(c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about any Obligor and the Finance Documents as the Lender, acting reasonably, shall consider appropriate.

## 26 Rights and discretions of the Lender

### 26.1 Reliance, assumptions etc.

26.1.1 The Lender may rely on:

(a) any representation, warranty, notice or document believed by it to be genuine, correct and appropriately authorised; and

(b) any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

26.1.2 The Lender may assume (unless it has received notice to the contrary) that:

(a) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 24.1 (*Non-payment*));

(b) any right, power, authority or discretion vested in the Borrower has not been exercised; and

(c) any notice or request delivered or made by the Borrower is made on behalf of and with the consent and knowledge of the Guarantor.

26.1.3 The Lender may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

26.1.4 The Lender may act in relation to the Finance Documents through its personnel and agents.

26.1.5 The Lender may disclose to any person engaged by it or through whom it acts in accordance with this Clause 26 any information it reasonably believes it has received under this Agreement.

### 26.2 Exclusion of liability

26.2.1 Without limiting Clause 26.2.2, the liability of the Lender under the Finance Documents shall be limited to actual pecuniary damages directly resulting from wilful misconduct or gross negligence on the part of the Lender and in no event shall the Lender be liable for any special, indirect, consequential or punitive damages and each Obligor hereby waives and releases any claim against, and agrees not to take any legal proceedings against the Lender for any such damages, whether not accrued and whether or not such claim is known or suspected to exist.

26.2.2 The Borrower may not take any proceedings against any officer, employee or agent of the Lender in respect of any claim it might have against the Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Lender may rely on this Clause subject to Clause 1.3 (*Third party rights*) and the provisions of the Third Parties Act.

26.2.3 The Lender will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Lender if the Lender has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Lender for that purpose.

26.2.4 Notwithstanding the provisions of Clause 28 (*Payment mechanics*), the Lender shall not be liable to the Borrower for the failure, or the consequences of any failure, of any cross-border payment system to effect same-day settlement to an account of the Borrower.

## 27 Conduct of business by the Lender

No provision of this Agreement will:

(a) interfere with the right of the Lender to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b) oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c) oblige the Lender to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

## 28 Payment mechanics

### 28.1 Payments to the Lender

28.1.1 On each date on which an Obligor is required to make a payment under a Finance Document, that Obligor shall make the same available to the Lender (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

28.1.2 Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Lender specifies.

### 28.2 Partial payments

28.2.1 If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Lender shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(a) **first**, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender under the Finance Documents;

(b) **secondly**, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(c) **thirdly**, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(d) **fourthly**, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

28.2.2 The Lender may vary the order set out in Clauses 28.2.1(a) to 28.2.1(d).

28.2.3 Clauses 28.2.1 and 28.2.2 will override any appropriation made by any Obligor.

### 28.3 No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

### 28.4 Business Days

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

### 28.5 Currency of account

28.5.1 Subject to Clauses 28.5.2 and 28.5.3, Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

28.5.2 Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

28.5.3 Any amount expressed to be payable in a currency other than Dollars shall be paid in that other currency.

## 29 Set-off

The Lender may set off any matured obligation due from an Obligor under the Finance Documents against any obligation (whether or not matured) owed by the Lender to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

## 30 Borrower as agent

### 30.1 Appointment

30.1.1 The Guarantor irrevocably appoints the Borrower as its agent for the purposes of and in connection with the Finance Documents (including the giving and receipt of communications, the signature of certificates, the agreement to amendments, the giving of consents and waivers and the acceptance of any proposal) and confirms that it will be bound by any action taken by the Borrower on its behalf under or in connection with the Finance Documents.

30.1.2 The respective liabilities of the Guarantor under the Finance Documents shall not in any way be affected by:

(a) any irregularity in any act done by the Borrower as agent for the Guarantor, or by any failure of the Borrower to act;

(b) the Borrower acting or purporting to act in any respect outside any authority conferred upon it by the Guarantor; or

(c) the failure by or inability of the Borrower to inform the Guarantor of receipt by it of any notification under the Finance Documents.

### 30.2 Reliance, receipts and consent

30.2.1 The Lender may rely on a document signed or certified by a director of the Borrower as if the Guarantor had signed it.

30.2.2 The Borrower may give a good receipt for any sum payable by the Lender to the Guarantor.

30.2.3 Any communication made by the Borrower to the Lender in connection with the Finance Documents shall be deemed to have been made with the consent of the Guarantor.

## 31 Notices

### 31.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

### 31.2 Addresses

31.2.1 The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is that identified with its name in Clause 31.2.2 or any substitute address or fax number or department or officer as either Party may notify to the other by not less than five Business Days' notice.

31.2.2 The addresses referred to in Clause 31.2.1 are as follows:

(a) **The Borrower**:

Lagjja "Kastriot"
Rwga "Vasil Pecuke"
Fier
Albania
Attention: Director of Finance
Fax: (355) 342 0850

(b) **The Guarantor**:

Suite 800
906-12th Avenue S.W.
Calgary
Alberta
Canada T2R IK7
Attention: Chief Financial Officer
Fax: (403) 245 5156

(c) **The Lender**:

Raiffeisen Bank Sh. A.
Head Office
Bulevardi Bajram Curri
ETC
Kati 6
Albania
Attention: Mr Artan Kadriaj
Fax: (355) 4 275 554

### 31.3 Delivery

31.3.1 Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(a) if by way of fax, when received in legible form; or

(b) if by way of letter, (i) when it has been left at the relevant address or (ii) two Business Days (or, in the case of airmail, five Business Days) after being deposited in the post

postage prepaid (or, as the case may be, airmail postage prepaid), in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 31.2 (*Addresses*), if addressed to that department or officer.

31.3.2 Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified in Clause 31.2.2 (or any substitute department or officer as the Lender shall specify for this purpose).

31.3.3 Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to the Guarantor.

### 31.4 English language

31.4.1 Any notice given under or in connection with any Finance Document must be in English.

31.4.2 All other documents provided under or in connection with any Finance Document must be:

(a) in English; or

(b) if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

## 32 Calculations and certificates

### 32.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are *prima facie* evidence of the matters to which they relate.

### 32.2 Certificates and determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

### 32.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the relevant interbank market differs, in accordance with that market practice.

## 33 Partial invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

## 34 Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

## 35 Amendments and waivers

Any term of the Finance Documents may be amended or waived only with the written consent of the Lender and the Borrower.

## 36 Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

## 37 Law and jurisdiction

### 37.1 Law

This Agreement is governed by and shall be construed in accordance with English law.

### 37.2 Jurisdiction

37.2.1 The Parties agree that the courts of England shall have jurisdiction to settle any disputes or proceedings which may arise in connection with any Finance Document (in this Clause referred to as **Proceedings**) and that any judgment or order of an English court in connection with any Finance Document is conclusive and binding on them and may be enforced against them in the courts of any other jurisdiction. This Clause 37.2.1 is for the benefit of the Lender only and shall not limit the right of the Lender to bring Proceedings against any Obligor in connection with any Finance Document in any other court of competent jurisdiction or concurrently in more than one jurisdiction.

37.2.2 Each Obligor:

(a) waives any objections which it may have to the English courts on the grounds of venue or forum non conveniens or any similar grounds as regards any Proceedings; and

(b) consents to service of process by post or in any other manner permitted by the relevant law.

### 37.3 Arbitration

Notwithstanding Clause 37.2.1, it is agreed that any dispute arising out of or in connection with the Finance Documents, including any question regarding its existence, validity or termination, may at the option of the Lender be referred to and finally resolved by arbitration. If the Lender does not elect to submit a dispute to arbitration but proceeds pursuant to Clause 37.2.1, no Obligor shall be entitled to submit claims by it to arbitration. Disputes submitted to arbitration shall be resolved in accordance with the Rules of Conciliation and Arbitration of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Clause. The tribunal shall consist of one arbitrator who shall, in the absence of agreement of the Parties, be appointed by the London Court of International Arbitration. The place of

arbitration shall be London. The language of the arbitration shall be English. The tribunal shall give a written record of the award and reasons therefor.

### 37.4 Consent to enforcement

Each Obligor consents generally in respect of any Proceedings arising out of or in connection with the Finance Documents to the giving of any relief or the issue of any process in connection with such Proceedings including the making, enforcement or execution against any property or assets whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such Proceedings.

### 37.5 No immunity

To the extent that any Obligor may be entitled in any jurisdiction to claim for itself or any of its property or assets immunity in respect of its obligations under the Finance Documents from service of process, jurisdiction, suit, judgment, execution, attachment (whether before judgment, in aid of execution or otherwise) or legal process or to the extent that in any jurisdiction there may be attributed to it or all or any of its property or assets immunity of that kind (whether or not claimed) that Obligor irrevocably agrees not to claim and irrevocably waives that immunity to the fullest extent permitted by the laws of that jurisdiction.

### 37.6 Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

(a) irrevocably appoints Pillsbury Winthrop Shaw Pittman LLP, Tower 42, Level 23, 25 Old Broad Street, London EC3N 1HQ as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(b) agrees that failure by a process agent to notify that Obligor of the process will not invalidate the proceedings concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

## Schedule 1 - Conditions precedent

The documents and other evidence referred to in Clause 4.1 (*Initial conditions precedent*) are as follows.

1 **The Borrower**

Certified Copies of each of the following.

1.1 The certificate of incorporation (and any relative certificate of incorporation on change of name) of the Borrower, together with a certificate of good standing relating to the Borrower (dated not earlier than seven days prior to the date of this Agreement).

1.2 The memorandum and articles of association of the Borrower.

1.3 The minutes of a meeting of the board of directors of the Borrower (including the resolutions passed at that meeting):

(a) approving and authorising the execution, delivery and performance of each Finance Document on the terms and conditions of those documents;

(b) showing that the relevant board meeting was quorate, that due consideration was given by all the relevant directors present of the Borrower's liabilities arising under those documents and that all declarations of interest required in connection with any Finance Document were made; and

(c) authorising any director whose name and specimen signature is set out in those minutes to sign (under hand or as a deed) or otherwise attest the execution of those documents and any other documents to be executed or delivered pursuant to those documents.

1.4 All Authorisations of any governmental or other authority, bureau or agency required by the Borrower in connection with the execution, delivery, performance, validity or enforceability of the Finance Documents and the Transaction Documents or any document to be delivered under the Finance Documents or the Transaction Documents.

1.5 The Borrower's register of directors, register of members and register of mortgages and charges (containing the required details of the Security Interests created by the Borrower pursuant to the Finance Documents).

1.6 A certificate of the Borrower (signed by a director of the Borrower) confirming that borrowing the Tranche A Commitment or the Tranche B Commitment would not cause any borrowing or similar limit binding on the Borrower to be exceeded.

1.7 A certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

1.8 The Original Financial Statements.

1.9 Evidence that the process agent referred to in Clause 37.6 (*Service of process*) has accepted its appointment.

1.10 Evidence that the Borrower has provided all information and documents necessary to comply with all anti money laundering regulations to which the Lender is subject.

1.11 A certificate signed by a director of the Borrower and addressed to Maples and Calder, the Lender's Cayman Islands counsel, certifying certain matters in relation to the legal opinion of Maples and Calder.

1.12 A shareholder's resolution amending the Borrower's articles of association in a form and substance acceptable to the Lender.

**2 The Guarantor**

2.1 Certified Copies of each of the following.

2.2 The certificate of incorporation (and any relative certificate of incorporation on change of name) of the Guarantor.

2.3 The notice of articles and articles of association of the Guarantor.

2.4 The minutes of a meeting of the board of directors of the Guarantor (including the resolutions passed at that meeting):

(a) approving and authorising the execution, delivery and performance of each Finance Document to which it is to be a party on the terms and conditions of those documents;

(b) showing that the relevant board meeting was quorate, that due consideration was given by all the relevant directors present of the Guarantor 's liabilities arising under those documents and that all declarations of interest required in connection with any Finance Document to which it is to be a party were made; and

(c) authorising any director whose name and specimen signature is set out in those minutes to sign or otherwise attest the execution of those documents and any other documents to be executed or delivered pursuant to those documents.

2.5 All Authorisations of any governmental or other authority, bureau or agency required by the Guarantor in connection with the execution, delivery, performance, validity or enforceability of the Finance Documents or any document to be delivered under the Finance Documents.

2.6 The register of directors of the Guarantor.

2.7 A certificate of the Guarantor (signed by a director of the Guarantor) confirming that borrowing the Tranche A Commitment or the Tranche B Commitment would not cause any guaranteeing or similar limit binding on the Guarantor to be exceeded.

2.8 A certificate of an authorised signatory of the Guarantor certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.9 The Original Financial Statements of the Guarantor.

2.10 Evidence that the process agent referred to in Clause 37.6 (*Service of process*) has accepted its appointment.

2.11 Evidence that the Guarantor has provided all information and documents necessary to comply with all anti money laundering regulations to which the Lender is subject.

**3 Finance Documents**

3.1 This Agreement duly executed by the Parties.

3.2 Each Security Document duly executed by the parties to it together with all documents deliverable with each of those Security Documents.

**4 Legal opinions**

4.1 A legal opinion of Denton Wilde Sapte, legal advisers to the Lender in England, substantially in the form provided to the Lender before signing this Agreement.

4.2 A legal opinion of Patterson Adams, legal advisers to the Lender in Canada, substantially in the form provided to the Lender before signing this Agreement.

4.3 A legal opinion of Maples and Calder, legal advisers to the Lender as to Cayman Islands law, substantially in the form provided to the Lender before signing this Agreement.

**5 Other documents and evidence**

5.1 Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 12 (*Fees*) and Clause 17 (*Costs and expenses*) have been paid or will be paid by the first Utilisation Date.

5.2 Evidence that the Borrower maintains such policies of insurance in accordance with the requirements of Clause 22.8 (*Insurance*) and otherwise on such terms and in such amount as are reasonably satisfactory to the Lender.

5.3 Evidence that the relevant Notice of Assignment (as defined in the Assignment Agreement) has been served on each relevant counterparty and the Acknowledgement (as defined in the Assignment Agreement) in respect of such Notice of Assignment has been received by the Lender from each such counterparty.

5.4 Evidence that the Collection Accounts are open and operational.

5.5 Evidence, including confirmation from the local environmental agency, that the conditions of any Environmental Consent have been met.

5.6 An independent assessment of the reserves in the Concession Area showing that the average gravity of oil is at least 11 API degrees.

5.7 An Appraisal Report.

5.8 Evidence that the Assignment Agreement has been registered at Companies House.

5.9 Evidence that the Albanian Security, the Assignment Agreement and the Austrian Account Pledge have been registered in the Register of Mortgages and Charges of the Borrower.

5.10 Evidence that a financing statement recording that the Mortgage Over Shares has been filed in the personal property registry of British Columbia.

5.11 Evidence that a Stop Notice together with an affidavit has been filed with and stamped by the Cayman Islands' Grand Court and served on the Borrower.

5.12 Confirmation by the Lender that the Guarantor has deposited with it:

(a) all original share certificates in respect of the Shares;

(b) undated blank signed transfers in respect of the Shares;

(c) an executed and undated resignation of all Directors and officers of the Borrower;

(d) an irrevocable proxy (coupled with the Lender's interest under the Mortgage Over Shares) in favour of the Lender;

(e) a memorandum signed by a Director or Secretary of the Borrower concerning the endorsement of a note of the Mortgage Over Shares on the Register of Members of the Borrower;

(f) the acknowledgement and agreement of the Borrower and its Directors to the terms of the Mortgage Over Shares; and

(g) a certified copy of a special resolution of the Borrower duly executed by Bankers Petroleum Ltd. in the form approved by the Lender.

5.13 Any other agreements, documents and evidence as the Lender may require and notify to the Borrower in connection with the Facility and the Finance Documents.

## Schedule 2 – Utilisation Request

From: Bankers Petroleum Albania Ltd.

To: Raiffeisen Bank Sh.A.

Dated:

Dear Sirs

**$20,000,000 facility agreement dated 25 October 2006 (the Agreement)**

1 We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2 We wish to make a Utilisation on the following terms:

| | |
|---|---|
| Tranche: | [A][B] |
| Form of Utilisation | [Tranche A Loan] [Drawing under the Overdraft][Issue of Obligation] |
| Proposed Utilisation Date: | [•] (or, if that is not a Business Day, the next Business Day) |
| Amount / Principal amount of Obligation: | [•] or, if less, the [Tranche A][Tranche B] Available Facility |
| Beneficiary (in respect of Obligations) | [•] |
| Expiry Date (in respect of Obligations) | |

3 We confirm that each condition specified in Clause 4.2 (*Further conditions precedent*) is satisfied on the date of this Utilisation Request.

4 [The proceeds of this Tranche A Loan / drawing should be credited to [*account*]]. [The Obligation should be issued as follows:]

5 [We attach the form of Obligation and hereby instruct you to issue the Obligation in the attached form.] [We attach the relevant purchase invoice.]

6 This Utilisation Request is irrevocable.

Yours faithfully

......................................

authorised signatory for
Bankers Petroleum Albania Ltd.

## Schedule 3 - Mandatory Cost formula

1 The Mandatory Cost is an addition to the interest rate to compensate the Lender for the cost of compliance with (a) the requirements of the Bank of England and the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions), (b) the requirements of the European Central Bank or (c) the Albanian Central Bank.

2 The Mandatory Cost where the Lender lending from a Facility Office in a Participating Member State or Albania will be the percentage notified by the Lender to the Borrower. This percentage will be certified by the Lender in its notice to the Borrower to be its reasonable determination of the cost (expressed as a percentage of all Utilisations made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank or Albanian Central Bank, as applicable in respect of Utilisations made from that Facility Office.

3 The Mandatory Cost where the Lender is lending from a Facility Office in the United Kingdom will be calculated by the Lender as follows in relation to a Utilisation in Dollars:

$$\frac{E \times 0.01}{300} \text{ per cent per annum}$$

Where:

E is designed to compensate the Lender for amounts payable under the Fees Rules and is calculated by the Lender as being the rate of charge payable by the Lender to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by the Lender as being the average of the Fee Tariffs applicable to the Lender for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of the Lender.

4 For the purposes of this Schedule:

(a) **Special Deposits** has the meaning given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) **Fees Rules** means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c) **Fee Tariffs** means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate);

(d) **Participating Member State** means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union; and

(e) **Tariff Base** has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

5 Any determination by the Lender pursuant to this Schedule in relation to the formula, the Mandatory Cost or any amount payable to the Lender shall, in the absence of manifest error, be conclusive and binding on the Borrower.

6 The Lender may from time to time, after consultation with the Borrower, determine and notify to the Borrower any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on the Borrower.

## Execution pages

**The Borrower**

Executed by Bankers Petroleum Albania Ltd. and signed by person(s) who under the laws of the Cayman Islands are acting under the authority of that company

Name: SUNEEL GUPTA.

Position: PRESIDENT.

Name:

Position:

**The Guarantor**

Executed by Bankers Petroleum Ltd. and signed by person(s) who under the laws of Canada are acting under the authority of that company

Name: R. WADSWORTH

Position: PRESIDENT.

Name: C. S. TIRMANDI

Position: C.F.O.

**The Lender**

Executed by Raiffeisen Bank Sh.A. as Lender and signed by person(s) who under the laws of Albania are acting under the authority of that bank

Name:

Position:

Name:

Position:

## Execution pages

**The Borrower**

Executed by Bankers Petroleum Albania Ltd. and signed by person(s) who under the laws of the Cayman Islands are acting under the authority of that company

Name:

Position:

Name:

Position:

**The Guarantor**

Executed by Bankers Petroleum Ltd. and signed by person(s) who under the laws of Canada are acting under the authority of that company

Name:

Position:

Name:

Position:

**The Lender**

Executed by Raiffeisen Bank Sh.A. as Lender and signed by person(s) who under the laws of Albania are acting under the authority of that bank

Name:

Position: CEO

Name: CANACANIS

Position: Board Member

Material document (License Agreement), filed February 22, 2007

# LICENSE

# AGREEMENT

**for the Development and Production of Petroleum in**

**PATOS-MARINZA Oilfield**

**between**

**The Ministry of Industry and Energy**

**as represented by**

**The National Petroleum Agency**

and

**"Albpetrol" Sh. A., Fier**

Dated ______, 2004

# CONTENTS

# LICENSE AGREEMENT

THIS LICENSE AGREEMENT is made and entered into this 7 day of JUNE, 2004

By and between:

(1) The Ministry of Industry and Energy (hereinafter called "Ministry"), as represented by the National Petroleum Agency (hereinafter called "NPA"), and

(2) "Albpetrol" Sh. A., a state company organized and existing under the laws of the Republic of Albania (hereinafter called "Albpetrol").

## RECITALS

A. WHEREAS pursuant to the agreement between the Ministry and Albpetrol, dated 26 July 1993 (the "Albpetrol Agreement"), the Ministry authorized Albpetrol to perform Petroleum Operations, among other areas, in the Contract Area. Albpetrol has so far developed and produced Petroleum in the Contract Area in conformity with the Albanian Law (Legislation);

B. WHEREAS Article 3 of the Petroleum Law envisages that all petroleum deposits existing in their natural condition in strata lying within the jurisdiction of Albania, including the maritime areas, are the exclusive property of the Albanian State, represented by the appropriate Ministry and all such resources are to be used for the benefit of the people of Albania;

C. WHEREAS, pursuant to Article 12 of the Petroleum Law, the Ministry may grant a License Agreement which will authorize Albpetrol, under the terms and conditions defined therein, to lawfully, develop and produce Petroleum in the Contract Area, and it is intended that such grant be made in this License Agreement;

D. WHEREAS, pursuant to Article 12 of the Petroleum Law, and without any prejudice to the general character of Recital C, this License Agreement may permit Albpetrol, with the Ministry's approval, to transfer or to delegate all or part of its rights, title and interests hereunder to a foreign or local juridical person or international financial institution with which Albpetrol wishes to cooperate in accordance with the Petroleum Law and the Albpetrol Agreement;

E. WHEREAS, pursuant to Article 4 and Article 12 of the Petroleum Law, and for purposes of implementing this License Agreement, Albpetrol may enter into a Petroleum Agreement with a partner(s) in accordance with this License

Agreement, which petroleum agreement is subject to approval from the Council of Ministers of Albania;

F. WHEREAS Albpetrol, in conformity with the Petroleum Law, now seeks the authorization to perform Petroleum Operations in the Contract Area according to the terms and conditions contained herein;

G. WHEREAS this License Agreement will enter into full force and effect upon the approval by the Council of Ministers of Albania of a Petroleum Agreement Albpetrol may enter with its partner(s);

H. WHEREAS the License Agreement dated July 22, 1994 in respect of the Patos-Marinza Field has been terminated;

I. WHEREAS the Albanian Government wishes that Reservoirs underlying the Contract Area be exploited with high efficiency and in a rational manner, in conformity with the generally accepted practices of the international petroleum industry;

J. WHEREAS LICENSEE agrees to be bound to the terms and conditions of this License Agreement;

K. WHEREAS this License Agreement is a "license" as mentioned in the Albpetrol Agreement and will have the effect of a contract between the parties; and

L. WHEREAS NPA, on the basis of the Decision of the Council of Ministers, No.445, dated 3 September 1993, will act on behalf of the Ministry and on the Ministry's behalf will give necessary approvals and issue the necessary authorizations for the performance of the Petroleum Operations in the Contract Area.

NOW THEREFORE, in consideration of the premises and the mutual agreements contained herein and for other good, valuable and binding consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms hereto, the Parties, intending to be legally bound, hereby agree as follows:

## STATEMENT OF AGREEMENT

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1. Defined Terms.

In this License Agreement, including its Recitals and Annexes and this Article 1, except where the context otherwise indicates, the following terms appearing in initial capitalization shall have the respective meanings herein ascribed.

"Abandonment" means the final abandonment through decommissioning, removal, and/or disposal of wells, facilities and equipment used for Petroleum Operations and the rehabilitation of the land in the immediate vicinity of an abandoned well to a condition not worse than its condition as of the time immediately before commencement of Petroleum Operations in respect of such well or facilities, and the term "to Abandon" shall have the corresponding meaning.

"Abandonment Costs" means costs and expenditures (whether of a capital or operational nature) incurred or to be incurred in connection with the Abandonment of facilities or equipment.

"Abandonment Plan" means a plan prepared by the LICENSEE or anyone designated by and in (on) behalf of the LICENSEE for the Abandonment of the wells, facilities and equipment used for the Petroleum Operations.

"Accounting Procedure" means the accounting procedure mentioned in ARTICLE 15, Section 15.5 and set forth as Annex B to the Petroleum Agreement.

"Affiliate" means a subsidiary company, a parent company or a sister company to a Party or an entity comprising a Party. For the purposes of the foregoing definitions:

(a) a subsidiary company is a company controlled by a Party or an entity comprising a Party;

(b) a parent company is a company that controls a Party or an entity comprising a Party;

(c) a sister company is a company that is controlled by the same Person as a Party or an entity comprising a Party.

"Control" means that a Person owns share capital, either directly or through other Persons, which confers upon it a majority of the votes at the stockholders' meetings of the company, which is controlled.

"Albania" means the Republic of Albania.

"Albanian Government" means the Government of Albania.

"Albanian Law" means any law or statute or any judgment, order, decree, rule or regulation in force in Albania, which the LICENSEE is subject to or is obliged to follow.

"Albpetrol" has the meaning set forth in the introductory paragraph to this License Agreement, and shall include its permitted successors and assignees.

"Albpetrol Agreement" means the agreement entered between the Ministry and Albpetrol, dated 26 July 1993 as it is mentioned in the Petroleum Law.

"Albpetrol Share" has the meaning given to that term in the Petroleum Agreement entered into between Albpetrol and Contractor.

"Annual Program" means an itemized statement of the Petroleum Operations to be carried out within or with respect to the Contract Area and the time schedule thereof.

"Associated Gas" means Natural Gas found in association with Crude Oil if such Crude Oil can by itself be commercially produced.

"Available Petroleum" has the meaning set forth in ARTICLE 10, Section 10.1.

"Budget" means any estimate of expenses in respect of a Annual Program.

"Calendar Quarter" means a period of three (3) consecutive Months beginning January 1, April 1, July 1 or October 1 and ending March 31, June 30, September 30 or December 31, respectively.

"Condensate" means blends mainly consisting of pentanes and heavier hydrocarbons, directly recovered from the hydrocarbon reservoirs or obtained from gas conditioning, which are liquid under ambient conditions of temperature and atmospheric pressure.

"Contract Area" means on the Effective Date, the area described in Annex A, and thereafter, such area in respect of which at any particular time LICENSEE continues to have rights and obligations under this License Agreement.

"Contractor" means a the Person who may enter into a Petroleum Agreement with Albpetrol in relation to the Contract Area.

"Cost Recovery Petroleum" has the meaning set forth in ARTICLE 10, Section 10.2(a).

"Crude Oil" has the same meaning ascribed to this term in the Petroleum Law.

"Delivery Point" means whichever point(s) within Albania as may be agreed between NPA and LICENSEE. Such point(s) may or may not be the same as the Measurement Point.

"Deemed Production" has the meaning given to that term in the Petroleum Agreement entered into between Albpetrol and Contractor.

"Development" means the Petroleum Operations performed after the approval of the Development Plan and shall include, but not be limited to:

(a) the drilling, plugging, deepening, side tracking and redrilling, completing and equipping of development wells, and completing and changing of the status of a well, and

(b) designing, engineering, construction, procurement and installation of equipment, lines, system facilities, plants and global changes of panels and the related operations which will enable LICENSEE to exploit and operate the said development wells, and the collection, gathering, processing, manipulation, storing, transportation and delivering of Petroleum, and the implementation of IOR/EOR Methods on a large scale throughout the Contract Area.

"Development and Production Operations" means all operations and related administrative and other activities, within or outside the Contract Area, which are carried pursuant to an approved Development Plan in connection with the development, production, extraction, separation, processing, gathering, transportation, storage and disposition of Petroleum.

"Development and Production Area" has the meaning given to that term in the Petroleum Agreement entered into between Albpetrol and Contractor.

"Development and Production Period" means the period described as such in Section 8.3.

"Development Plan" means a plan, including the works, relevant activities, and the budgets therefore setting forth the overall strategy for the development and production of Petroleum from the Contract Area.

"Effective Date" has the meaning set forth in ARTICLE 27.

"Evaluation" means the evaluation of the technical and economic data produced pursuant to previous Operations for purposes of determining the commercial viability of implementing the Development Plan.

"Evaluation Area" has the meaning given to that term in the Petroleum Agreement entered into between Albpetrol and Contractor.

"Evaluation Operations" means Petroleum Operations related to the Evaluation of IOR/EOR Methods during the Evaluation Period in the Contract Area.

"Evaluation Program" has the meaning given in Annex B.

"Evaluation Period" has the meaning set forth in ARTICLE 7, Section 7.3(a).

"Expert" means an individual or an entity who is not and has never been employed by NPA or LICENSEE and who, by training and extensive experience, has highly developed knowledge in the technical area wherein lies the dispute or disagreement which he is to resolve and who is appointed pursuant to the provision of Article 25, Section 25.4.

"Fiscal Year" means the period of twelve (12) consecutive months according to the Gregorian calendar starting January 1st and ending December 31st, both dates inclusive, for which tax returns or reports are required according to any applicable income, Profits or other tax law or regulation in accordance with applicable Albanian Law.

"Improved/Enhanced Oil Recovery Methods" or "IOR/EOR Methods" means Petroleum Operations which aim at reaching the Maximum Efficient Recovery from a Reservoir through improving its natural energy system and its hydrocarbon drainage by applying, without being limited to, recompletion, reworking, cold heavy oil production methods, steam-assisted gravity drainage methods, water injection, repressuring, thermal heating, vertical and horizontal drilling and other enhanced production methods.

"Leke" means the lawful currency of the Republic of Albania.

"LICENSEE" means Albpetrol and, in conformity with "Albpetrol Agreement" provisions, any its permitted transferee, successor or assignee.

"License Agreement" means this document, including the Annexes attached to it, as the same may be amended or supplemented from time to time.

"Maximum Efficient Recovery" means recovery of Petroleum, which equals the maximum overall extraction of Petroleum from a Reservoir having regard to generally accepted international petroleum industry practice.

"Measurement Point" means the point mutually determined by NPA and LICENSEE, where appropriate equipment and facilities will be located for the purpose of performing all volumetric measurements and other determinations, temperature and other adjustments, determination of water and sediment content and other appropriate measurements, to establish, for the various purposes of this License, the volumes of Petroleum. All said measurements and determinations will be acknowledged in writing by NPA and LICENSEE's representatives at the Measurement Point. The Measurement Point may or may not be the same as the Delivery Point.

"Natural Gas" means any hydrocarbons or mixture of hydrocarbons consisting essentially of methane in a gaseous state under normal conditions of pressure and temperature, extracted from the subsoil separately or together with liquid hydrocarbons.

"New Evaluation Area" has the meaning set forth in Section 8.4(a).

"New Evaluation Program" has the meaning set forth in Section 8.4(a).

"NPA" means the National Petroleum Agency of Albania as further specified in Recital K and ARTICLE 3, Section 3.6.

"Operator" has the meaning set forth in ARTICLE 6, Section 6.2(a).

"Party" means NPA or LICENSEE.

"Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Albanian governmental authority, or other form of entity.

"Petroleum" means Crude Oil, Condensate and Natural Gas.

"Petroleum Agreement" means a petroleum agreement as defined in the Petroleum Law and the Albpetrol Agreement, and as described in Recital E and ARTICLE 6, herein.

"Petroleum Costs" means costs and expenditures incurred for the performance of or in connection with the Petroleum Operations.

"Petroleum Law" means the Albanian "Petroleum Law (Exploration and Production)", No.7746, dated 28.07.1993, as amended by Law No.7853 dated

29.07.1994 "On some changes in Law No.7746 dated 28.07.1993 "Petroleum Law (Exploration and Production)" and by Law No.8297, dated 4.3.1998 "Amendment of law No.7746, dated 28.7.1993 "Petroleum Law (Exploration and Production)", as amended by law No.7853, dated 27.7.1994 "On some changes in Law No.7746 dated 28.07.1993 "Petroleum Law (Exploration and Production)".

"Petroleum Operations" means all or any of the operations including the Abandonment aimed or authorized by this License Agreement and operated by the LICENSEE on or after the Effective Date, including without limitation the testing, development, extraction, production, treatment, transportation and storage of Petroleum of or from the Contract Area pursuant to this License Agreement.

"Petroleum Profit Tax" means the tax assessed pursuant to Law 7811 dated April 12, 1994, as amended by Law 8345 dated May 13, 1998, and as may be amended from time to time.

"Production" means every type of operations to produce Petroleum and operate wells, and taking, saving, treating, handling, storing, transporting, metering, and delivering of Petroleum, and any other type of operation required to obtain primary and enhanced recovery of Petroleum, and transportation, storage and any other work or activities necessary or ancillary to such operations. (The verb "Produce" means conducting Production).

"Profit" has the meaning set forth in ARTICLE 10, Section 10.3(a).

"Project" means the rehabilitation and redevelopment of the Contract Area through IOR/EOR Methods.

"Project Area" means:

(i) during the Evaluation Period, that portion of the Contract Area which is designated from time to time as the Evaluation Area;

(ii) during the Development and Production Period, that portion the Contract Area which is designated from time to time as Development and Production Area; and

(iii) if LICENSEE undertakes a New Evaluation Program, that portion of the Contract Area which is designated from time to time as the New Evaluation Area.

"Reservoir" means a porous and permeable stratum capable of producing Petroleum and which must be considered, because of the character of the

substances it holds (similitude of physical properties, density, gas-oil ratio, viscosity and a pressure relationship) as a unit in regard to its natural exploitation.

"Six Month Period" means, respectively, the period of the first six consecutive months of the Fiscal Year and the period of the last six consecutive months of the Fiscal Year.

"Taxes and Duties" means all taxes, duties, tariffs, fees and other payments of whatever nature payable to the Albanian Government (or to any of its agencies) or to any of its political or administrative sub-divisions (or agencies).

"U.S. Dollars" or "USD" means the lawful currency of the United States of America.

"Willful Default" means, with respect to a Person, an intentional and conscious or reckless act or omission made by any director, supervisory or managerial personnel of such Person, its agents or contractors, not justifiable by any special circumstance, but shall not include any error of judgment or mistake made by any director, supervisory or managerial personnel, agent or contractor of such Person, as the case may be, in the exercise, in good faith, of any right conferred upon such Person under this License Agreement.

**1.2. Other Terms.**

In this License Agreement, including its Recitals and Annexes and this ARTICLE 1, unless the context otherwise requires:

(a) words denoting the singular number shall include the plural and vice-versa;

(b) reference to a law is the same also regarding amendments, modifications or the replacements made now and then and regarding any legal act deriving from laws, regulation, rule, order or right delegated by law or order in compliance with them;

(c) reference to an agreement or instrument shall be deemed to include references to such agreement or instrument as amended, supplemented or replaced from time to time;

(d) reference to any Party is to a Party to this License Agreement its successors and permitted assigns;

(e) references to Recitals, Articles, Sections, Appendices and Annexes are references to Recitals, Articles, or Sections of, or Appendices or Annexes to this License Agreement, unless otherwise indicated;

(f) "included", "other than" and other similar phrases will not be interpreted as definitions;

(g) reference to numbered or lettered paragraph "above" or "below" is to the paragraph so numbered or lettered immediately above or below such reference; and

(h) if not otherwise defined in this License Agreement, the words and phrases adopted in the Petroleum Law will carry the same meaning in this License Agreement.

**1.3. Headings.**

As used herein, the headings are used as a facility and are not part of, and will be ignored in interpreting this License Agreement.

## ARTICLE 2
## ANNEXES TO THE LICENSE AGREEMENT

### 2.1 Annexes

The Annexes A and B to this License Agreement are hereby made a part of this License Agreement and they shall be considered as having equal force and effect with the provisions of this License Agreement. However, in the event of any conflict between the Annexes and the body of this License Agreement the provision as described in the body of this License Agreement shall prevail.

Annex A: CONTRACT AREA
Annex B: EVALUATION PERIOD MINIMUM WORK

## ARTICLE 3
## SCOPE OF THE LICENSE AGREEMENT

### 3.1. Application of Law and Stability of Terms.

(a) The provisions of this License Agreement shall have full legal effect in accordance with ARTICLE 27.

(b) Subject to Section 3.1(c) below, to the extent that any provision of Albanian Law (whether existing before, on or after the Effective Date) conflicts or is inconsistent with a provision of this License Agreement, the provision of the Albanian Law shall prevail.

(c) Notwithstanding Section 3.1(b) above, if, as a result thereof, any right or benefit granted (or which is intended to be granted) to LICENSEE under this License Agreement is infringed in some way, a greater obligation or responsibility shall be imposed onto LICENSEE or, in whatever other way the economic benefits accruing to LICENSEE from this License Agreement are negatively influenced by Section 3.1(b), and such an event is not provided for herein, the Parties will immediately amend this License Agreement, or NPA and the Ministry will immediately undertake other necessary actions to eliminate the negative economic effect on the LICENSEE.

(d) Other than those Taxes and Duties set forth in ARTICLE 12 and_ARTICLE 14, LICENSEE and its respective Affiliates, subcontractors and expatriate personnel shall be exempted from Albanian Taxes and Duties, with respect to all activities relating to the Petroleum Operations to the extent so provided in Albanian Law. This exemption does not include normal port, warehouse and postal charges and other similar customary charges of general application for actual services rendered.

### 3.2. Grant of Rights.

Pursuant to and in accordance with the terms and conditions of the Petroleum Law and this License Agreement the Ministry authorizes and grants the LICENSEE the exclusive right:

(a) to conduct Petroleum Operations in the Contract Area;

(b) to treat, store and transport the Petroleum extracted from the Contract Area;

(c) to construct and install all facilities and equipment (including storage, treatment, pipelines and other means of transportation) required for the Petroleum Operations; and

(d) to use for its own account, sell, exchange, export, realize or possess the Petroleum extracted from the Contract Area, and take Profit from and title to such extracted Petroleum.

Notwithstanding Section 3.2(a), (b), (c), and (d), any other contractor may conduct petroleum operations for development and production of Petroleum outside of the Contract Area in accordance with any agreement reached between a contractor and NPA. Ministry, NPA and the contractor shall ensure LICENSEE that those petroleum operations will not interfere and unreasonably prevent the normal development of Petroleum Operations of the LICENSEE in the Contract Area, nor shall LICENSEE unreasonably prevent or interfere with the petroleum operations of such other contractor.

**3.3. The Primary Obligations of the LICENSEE.**

(a) The LICENSEE shall:

(i) secure all financial resources and pay one hundred percent (100%) of all costs and expenses associated with the Petroleum Operations in respect to the Contract Area subject to the Cost Recovery Petroleum provisions of this License, and

(ii) secure all technical resources and employ advanced scientific methods, procedures, technologies and equipment generally accepted in the international petroleum industry necessary to carry out Petroleum Operations in compliance with this License Agreement at its sole risk and cost, and

(iii) indemnify the Albanian Government, the Ministry and NPA, and their employees, officials, officers, directors and respective agents, for all claims by third parties for personal damage or property damage resulting from the performance of the Petroleum Operations, including without limitation, reasonable attorneys fees and costs of defense unless such third party claims are as a direct or indirect result of any fault or breach of legal duty by the Albanian Government, the Ministry or the NPA. In the event of such claims the LICENSEE shall be notified within thirty (30) days.

(b) LICENSEE may perform the Petroleum Operations itself or by employing sub-contractors. LICENSEE shall not be relieved of any

obligation under this License Agreement and Albanian Law by reason of employing sub-contractors.

(c) If LICENSEE is comprised of more than one party, each such party shall be jointly and severally liable and responsible for LICENSEE's obligations under this License Agreement including without limitation LICENSEE's indemnification obligations unless specifically provided otherwise in this License Agreement.

(d) Unless otherwise stated herein or otherwise agreed, LICENSEE shall receive no compensation for its services, nor any reimbursement of its expenditures under this License Agreement, except for the share of Petroleum from the Contract Area to which it may be entitled under ARTICLE 12.

(e) This License Agreement does not award LICENSEE ownership rights to the Petroleum in situ in the Contract Area. However, LICENSEE shall have the right to receive in kind, dispose of and freely export its share of Petroleum from the Contract Area in accordance with the provisions of this License Agreement. Title to LICENSEE's portion of Petroleum hereunder shall pass to LICENSEE at the relevant Delivery Point.

**3.4. Entitlements of LICENSEE.**

As of the Effective Date, and during the term of this License Agreement, LICENSEE will be entitled to use:

(a) exclusively, free of charge, all the existing facilities and equipment in the Contract Area for the performance of the Petroleum Operations for:

(i) the implementation of the Evaluation Operations and the Development and Production Operations;

(ii) application of IOR/EOR Methods in the whole Contract Area and in accordance with the conditions and terms of this License Agreement; and

(iii) Production of Petroleum in the Contract Area;

(b) free of charge and for the performance of the Petroleum Operations, all other assets, equipment, means and infrastructure (including roads, electricity power lines and water, oil and gas pipelines) formerly owned or in the possession of AAP and existing on the Effective Date of this License Agreement in the Contract Area or elsewhere as described in Annex F of the Petroleum Agreement, on an "as is" basis and available

for delivery, but (unless otherwise agreed with the supplier) subject to payment, on a non-discriminatory basis, at reasonable cost for electricity, water, oil and gas used;

(c) under commercially reasonable terms and conditions, the pipelines that transport the Petroleum produced in the Contract Area to the ports and refineries in Albania; and

(d) all technical data available to NPA pertaining to the Contract Area provided that LICENSEE shall reimburse NPA for all reasonable cost incurred for the preparation of such data transfer and the cost of copying such data.

**3.5. Use of Entitlements.**

(a) The Ministry and NPA shall ensure that there is no change in the intended use or operation of any of the equipment, means and infrastructure (including pipelines) referred to in Section 3.4, without prior approval of the LICENSEE which approval not to be unreasonably withheld.

(b) The Ministry and NPA shall ensure that LICENSEE has use of the railways, roads, highways, water, land surface, timber, electricity, sanitary structures and other infrastructures in Albania, at commercially reasonable rates and on a non-discriminatory basis, so as to be able:

(i) to perform the Petroleum Operations in compliance with this License Agreement; and

(ii) to produce, transport, export and sell Petroleum in or from Albania as provided in this License Agreement and the Petroleum Law.

(c) The Ministry and NPA shall ensure that the LICENSEE is granted, in accordance with Articles 7 and 10 of the Petroleum Law, all the rights, permits, licenses, approvals and other authorizations that it may reasonably require in order to perform the Petroleum Operations in conformity with this License Agreement, and that any compensation which LICENSEE may be required to pay, pursuant to Article 10(2) of the Petroleum Law, shall be reasonable and non-discriminatory.

**3.6. NPA Authority.**

On the basis of the Decision of the Council of Ministers, No. 445, dated September 3rd 1993, following the Effective Date, NPA will, on behalf of the

Ministry, provide approval or issue the necessary authorizations for the performance of the Petroleum Operations in the Contract Area.

# ARTICLE 4
# TERM

Unless sooner terminated in accordance with the terms hereof, this License Agreement shall remain in effect during the the Evaluation Period and any extension hereof (Section 7.3) and any Development and Production Period if entered pursuant to Section 7.4 and ARTICLE 8.

Pursuant to Article 5(3)(a)(ii) of the Petroleum Law, at the end of any Development and Production Period the Parties may agree to further five (5) year extensions in accordance with the procedures set forth in ARTICLE 8, Section 8.3(c) hereof.

# ARTICLE 5
# RELINQUISHMENT

**5.1. Relinquishment.**

(a) LICENSEE may relinquish its rights under this License Agreement to conduct Petroleum Operations in all or any part of the Contract Area by providing NPA with written notice thirty (30) days in advance of such relinquishment. Once LICENSEE has notified NPA of its decision, LICENSEE shall relinquish all its rights and obligations with regard to this License Agreement and the Petroleum Agreement.

(b) In case LICENSEE intends to relinquish any part of the Contract Area the LICENSEE shall provide NPA with written note describing the portions of the Contract Area to be relinquished at least thirty (30) days in advance and shall ensure that each individual portion of the Contract Area relinquished shall, so far as reasonably possible, be of sufficient size and shape to enable further petroleum operations to be conducted thereon.

(c) Upon the date on which any relinquishment is due or is to take effect or upon the termination of this License Agreement the LICENSEE shall have no further rights or obligations in regard to the relinquished area(s).

(d) No relinquishment made in accordance with this License Agreement and this Article 5 shall relieve LICENSEE from its unfulfilled minimum commitments or any other unfulfilled obligation accrued prior to such relinquishment written notice.

## ARTICLE 6
## PETROLEUM AGREEMENT AND OPERATOR

### 6.1. Petroleum Agreement.

In compliance with the Petroleum Law, the Albpetrol Agreement, and this License Agreement, LICENSEE is authorized to conduct Petroleum Operations for the Project in the Contract Area only on the basis of a Petroleum Agreement, which:

(a) shall be in full accordance with this License Agreement and, in accordance with Article 13(2) of the Petroleum Law, will enter into full force and effect only upon and following the Effective Date;

(b) shall incorporate the exclusive rights to the Contract Area granted in accordance with this License Agreement;

(c) notwithstanding the definitions set forth within the Petroleum Law, will contain and/or define, but not be limited to, the following matters:

(i) the obligations and schedules of the Evaluation Period as well as of other phases of the performance of the Petroleum Operations, which shall be in conformity with the schedules and obligations of this License Agreement;

(ii) contents of the procedure of selection and determination of the Operator by the parties to such agreement and the Operator's primary rights and duties, provided that replacement of Operator, if necessary, will be conducted in conformity with ARTICLE 6, Section 6.2(b) herein;

(iii) the Accounting Procedure, which will be subject to ARTICLE 15, Section 15.5 of this License Agreement and Annex B of the Petroleum Agreement;

(iv) the relations among parties to the Petroleum Agreement, procedures for making and implementing decisions, contributions, individual and collective liabilities, duties and rights, form and share of Profit, obligations, and similar matters; and

(v) the organization and performance of the Petroleum Operations.

### 6.2. Project Area

In the event LICENSEE is comprised of more than one party, such parties may provide in the Petroleum Agreement for an area (the "Project Area") within the Contract Area where Operator will be solely responsible for conducting Petroleum Operations described herein, separately from Petroleum Operations conducted in the balance of the Contract Area. The Petroleum Agreement may provide for the allocation between or among the parties comprising LICENSEE of the rights, obligations, liabilities and indemnities relating to the Project Area separately from the balance of the Contract Area. In the event of such allocation, and notwithstanding anything to the contrary in this License Agreement:

(a) each of such parties comprising LICENSEE will be separately responsible for activities in the Project Area and the balance of the Contract Area to the extent set forth in the Petroleum Agreement; and

(b) Operator shall be liable and responsible only for Petroleum Operations conducted in the Project Area and not elsewhere (including without limitation: obligations pertaining to Abandonment; paying costs and expenses of Petroleum Operations; indemnities; the preparation of the Development Plan and Annual Programs and Budgets for the Project Area; the calculation and payment of Petroleum Profit Tax; compliance with operational and environmental standards; the preparation of baseline studies; the preparation of books, records and accounts of Petroleum Costs, Cost Recovery Petroleum and revenues; force majeure and termination for force majeure; and breach and termination provisions).

### 6.3 Operator.

(a) "Operator" is defined as the LICENSEE or, subject to Article 5(2) of the Petroleum Law and Section 6.3(b) of this License Agreement, as such other Person duly appointed by the LICENSEE for executing and implementing the Petroleum Operations in the name of, for the account of, and under the responsibility of LICENSEE.

(b) Any eventual Operator nomination and/or replacement can be made as follows:

(i) by way of prior notification of NPA, if the proposed Operator is a LICENSEE or an Affiliate of a LICENSEE, and

(ii) with the prior approval of NPA, which approval will not be unreasonably withheld, if the proposed Operator is not a LICENSEE or an Affiliate of a LICENSEE.

(c) Subject to Section 6.3(a) and (b), LICENSEE shall inform NPA of the identity of Operator's Director General and deputies, all of whom shall be technically and administratively competent.

(d) LICENSEE shall not be relieved of any intentional and conscious or reckless act or omission made by any director, technical, supervisory or managerial personnel of the Operator, its agents or contractors, not justifiable by any special circumstance.

**6.4. Prevailing Document.**

Once approved by the Council of Ministers, the Petroleum Agreement, together with its appendices and exhibits in each of the languages in which it is written and is valid, shall be provided to NPA. The provisions of this License Agreement will prevail in case of a conflict or disagreement with the Petroleum Agreement provisions.

# ARTICLE 7
# ANNUAL PROGRAMS AND BUDGETS

## 7.1. Commencement of Petroleum Operations. Advisory Committee.

(a) The Petroleum Operations under this License Agreement will start on the Effective Date; however, LICENSEE will start the Evaluation Operations in the Contract Area not later than sixty (60) days from the Effective Date.

(b) For the purpose of the proper implementation of both this License Agreement and the Petroleum Agreement, the LICENSEE shall establish an Advisory Committee which, among others, shall have the rights and duties as set forth in the Petroleum Agreement.

(c) The Advisory Committee shall meet at least twice each Fiscal Year and whenever required by each of the Parties composing the LICENSEE. Operator shall give at least fifteen (15) days prior written notice to NPA of each Advisory Committee meeting, which notice shall include the proposed agenda and supporting materials as distributed to the Advisory Committee. At its own cost and decision, but however giving LICENSEE ten (10) days prior written notice, NPA may attend, but shall not be entitled to vote, at the Advisory Committee meetings.

## 7.2. Annual Program and Budget.

(a) No later than sixty (60) days after the Effective Date of this License Agreement and, thereafter, no later than sixty (60) days before the beginning of every Fiscal Year, or according to such other schedules as may be agreed upon by NPA and LICENSEE, LICENSEE will prepare and submit to NPA a proposed Annual Program and Budget providing the Petroleum Operations to be carried out during the succeeding Fiscal Year. Unless otherwise provided herein LICENSEE shall only conduct Petroleum Operations in accordance with the approved Annual Programs and Budgets pursuant to this License Agreement. Annual Programs and related Budgets shall be prepared in accordance with good international oilfield practice.

(b) A proposed Annual Program shall contain, but will not be limited to:

(i) the Petroleum Operations and the related Budget LICENSEE aims to carry out according to the phase in which LICENSEE happens to be in that Fiscal Year, such as the conduct of Evaluation or Development and Production Operations;

(ii) an appraisal of the investments and activities for the subsequent fiscal years and for the entire period of performance of the Petroleum Operations in the Contract Area;

(iii) in the event LICENSEE has concluded the Evaluation Period and has entered or is conducting the Development and Production Period, the proposed Annual Program shall be in compliance with the Development Plan, and shall also include:

- an estimate of the capital and operating costs and activities for the subsequent Fiscal Year that LICENSEE proposes to perform in the Contract Area;
- details and the extent of the Development Area relating to the said Annual Program and Budget
- a description of IOR/EOR Methods selected to be applied throughout the Contract Area and/or other procedures to be undertaken;
- an appraisal of the Available Petroleum forecasted production profile for the relevant Fiscal Year, broken down by Calendar Quarters;
- the average daily production planned to be achieved for each quarter during the said Fiscal Year;
- any other data that NPA may reasonably require from time to time;
- a statement of environmental and safety principles to be employed in the Petroleum Operations including plans for environmental impact assessments as part of an environmental management plan; and
- Details of any Crude Oil sales contracts relating to Production from the Development and Production Area

(c) In accordance with Sections 7.2(a) and 7.2(b), LICENSEE will submit to NPA a proposal for an Annual Program within the schedules designed for each year for the Petroleum Operations during the Evaluation Period and the Development and Production Period and NPA will inform LICENSEE of any amendment to be made to such proposal and the reasons for it within thirty (30) days of its receipt. Proposed amendments may only be made to the extent that the Annual Program does not comply with the Evaluation Program or the Development Plan as the case may be. If there is a disagreement about the proposed amendments, then the dispute shall be submitted for determination to an Expert which would be appointed according to the proceeding described in Article 25.4. The Expert shall dispose of sixty (60) days as of his nomination to come to a decision. Prior to the resolution of any such

dispute, Operator may continue with existing operations as previously approved.

If NPA does not inform LICENSEE of any amendment within thirty (30) days, such proposal shall be deemed to be approved. LICENSEE shall take into consideration the amendments, if any, suggested by NPA and will reflect those amendments it deems necessary. Thereafter, LICENSEE will once again forward its proposal to NPA for approval, which approval shall not be unreasonably withheld. If NPA does not inform LICENSEE of any additional amendments within fifteen (15) days following such resubmission, such revised proposal shall be deemed to be approved.

(d) The Parties are aware that the details of an approved Annual Program may require modifications in light of the circumstances and nothing herein will limit LICENSEE's right to make such modifications (with the prior approval of NPA, which shall not be unreasonably withheld or delayed) it deems necessary with the condition that such modifications should not change the general objective of the approved Annual Program and Budget, but also providing that nothing herein may limit the right of the LICENSEE to take actions it deems necessary in the event of emergencies to protect the safety and welfare of individuals and the economic viability of the Project. If: (i) Annual Program modifications have been approved by NPA; or (ii) there are differences between budgeted and actual revenues, costs and expenses in implementing the Annual Program approved by the NPA, then NPA approval is not required for any consequential modifications to the Budget.

**7.3. Evaluation Period.**

(a) Pursuant to ARTICLE 6, Sections 6.1(c)(i) and this ARTICLE 7, Section 7.1, 7.2 and 7.3(b), LICENSEE will conduct the Evaluation Operations within or in respect with the Contract Area in compliance with the generally accepted practices of the international petroleum industry.

(b) The Evaluation Period commences on the Effective Date and shall last for a period of up to eighteen (18) months. However, upon written request of the LICENSEE that a six-month extension is required to complete the evaluation of results or activities conducted in the Contract Area, NPA may approve, which approval will not be unreasonably withheld or delayed, that the Evaluation Period be extended for an additional six-month period. Such a written request must be delivered to NPA at least forty five (45) days prior to the Evaluation Period expiration.

(c) During the Evaluation Period the LICENSEE shall carry out the Evaluation Program as described and detailed in the Annex B, providing however that if, at the expiration of eighteen months following the Effective Date or upon termination of this License Agreement, whichever first occurs, LICENSEE has failed to carry out in accordance with this License Agreement, in whole or in part, the minimum capital expenditure stated in Annex B then LICENSEE shall pay to NPA and amount equal to the non fulfilled part of the minimum capital expenditure stated in Annex B.

(d) If LICENSEE cancels and surrenders this License Agreement during a Fiscal Year of the Development and Production Period to which an approved Annual Program and Budget applies, LICENSEE shall pay to NPA the amount of any unexpended capital expenditures contemplated under the Annual Program and Budget for that Fiscal Year.

(e) Payments under the Article 7.3(c) shall only be due in respect of any unfulfilled commitment related to the Evaluation Program. Payments under the Article 7.3(d) shall only be due in respect of any unexpended capital expenditures contemplated under the Annual Program and Budget. In the event of delay in the payment of the indemnity to be paid to NPA in application of Article 7.3(c) or Article 7.3(d), the amount owing in this respect will bear interest calculated from the final date on which the indemnities should have been paid, and up to the time on which the payment is done by the LICENSEE, at the annual discount rate of the London Inter Bank Offered Rate (LIBOR) plus one percent.

## 7.4. Petroleum Operations Following Evaluation Period.

Within sixty (60) days following the completion of the Evaluation Period or any extension thereof, the LICENSEE shall either:

(a) inform NPA that the Evaluation Operations were successful and provide NPA with a proposed Development Plan, which may also be an amendment to an existing Development Plan (which shall include therein the lands within the Contract Area pertinent to such Development Plan, the proposed Measurement Point as well as the proposed Delivery Point, the respective Production costs, the Petroleum production levels and other data as may be requested by NPA in compliance with the generally accepted practices of the international petroleum industry) in connection with IOR/EOR Methods selected for the development of the Contract Area and meeting the requirements of ARTICLE 8, <u>Section 8.1.</u> During the period following the completion of the Evaluation Program and prior to the approval of a Development Plan, LICENSEE may continue the Petroleum Operations which were being conducted during the Evaluation

Program, and this License Agreement shall continue to be in effect as though the Evaluation Period had been extended; or

(b) inform NPA that the Evaluation Operations were not successful, but, nevertheless, LICENSEE wishes to continue the evaluate the Contract Area using new ideas, as may be stipulated in the Petroleum Agreement, or LICENSEE may ask NPA for another extension, in addition to that set forth in Section 7.3(b), which in any case will not be longer than six (6) months. At the end of such extension LICENSEE may proceed in accordance with Section 7.4(a) or 7.4(d); or

(c) inform NPA that the Evaluation Operations, concluded in conformity with the terms and conditions of this License Agreement, did not yield commercial and profitable results for a full scale implementation of IOR/EOR Methods throughout the Contract Area and LICENSEE is of the opinion that a change of fiscal system can make the Project commercially viable, in which case LICENSEE and NPA (once the latter is convinced of such a conclusion), shall endeavor to make the Project commercially viable on the basis of Decree No. 782, dated 22 February 1994, Article 1(3), provided that, in the event a decision by the Council of Ministers pursuant to such provision (and acceptable to LICENSEE) is not issued within six (6) months following completion of the Evaluation Period, LICENSEE shall have the right to relinquish the Contract Area at any time thereafter, subject to ARTICLE 5 and upon seven (7) days notice to NPA, or

(d) Subject to the requirements of ARTICLE 5, relinquish the Contract Area. If LICENSEE so relinquishes the Contract Area, all wells, operations and assets (moveable and immoveable) will be returned to NPA or its nominee and LICENSEE shall be released from all liabilities associated with this Agreement, except for unfulfilled obligations accrued prior to the relinquishment.

## ARTICLE 8
## PETROLEUM OPERATIONS AFTER APPROVAL OF THE DEVELOPMENT PLAN

**8.1. Development Plan.**

(a) Subject to ARTICLE 7, Section 7.4(a), LICENSEE will be entitled to undertake the Development of the Contract Area and extract Petroleum from a Reservoir pursuant to the Development Plan with the objective of achieving extraction of Petroleum at Maximum Efficient Recovery. The Development Plan shall be prepared on the basis of sound engineering and economic principles in accordance with generally accepted international petroleum industry practice.

The Development Plan shall contain but not limited to:

(i) details and the area extent of the proposed Development and Production Area;

(ii) proposals relating to the spacing, drilling and completion of wells, the production and storage installations, and transportation and delivery facilities required for the production, storage and transportation of Petroleum;

(iii) proposals relating to necessary infrastructure investments;

(iv) a production forecast and an estimate of the investment and expenses involved;

(v) an estimate of the time required to complete each phase of the Development Plan;

(vi) the proposed Delivery Point and Measurement Point.

(b) (i) NPA may, within forty-five (45) days following receipt of the proposed Development Plan submitted by LICENSEE pursuant to ARTICLE 7, Section 7.4, request LICENSEE of any amendment it deems necessary to the Development Plan and the reasons therefore. If NPA fails to inform LICENSEE of any amendment within such forty-five (45) days, the proposed Development Plan shall be deemed to be approved. The LICENSEE shall consider the amendments (if any) suggested by NPA and incorporate those amendments it deems necessary.

(ii) In the event NPA requests any amendment to the proposed Development Plan then LICENSEE and NPA shall meet within fifteen (15) days of receipt by LICENSEE of NPA's written notifications as to these requested changes to try in good faith to reach an agreement on the Development Plan. Revision to the Development Plan, if agreed, within a further period of sixty (60) days, should be incorporated in a revised plan which shall then be deemed approved by NPA.

(iii) If no agreement is reached, pursuant to ARTICLE 25, Section 25.4, the dispute shall be submitted for determination to an Expert which would be appointed according to the proceeding described in Article 25.4. The Expert shall dispose of sixty (60) days as of his nomination to come to a decision.

(c) If LICENSEE desires to materially amend the Development Plan as approved by NPA, it will provide NPA with the proposed amendments pursuant to the procedures set forth in Section 8.1(b).

**8.2. Performance of Petroleum Operations.**

During the Development and Production Period the Petroleum Operations will be performed according to the Annual Programs in conformity with the Development Plan as set forth in ARTICLE 7, Section 7.2(a).

**8.3. The Development and Production Period.**

(a) Subject to ARTICLE 4, Section 4.1 and Sections 8.3(b) and 8.3(c), the Development and Production Period will commence upon approval by NPA of the Development Plan and will end on the 25th anniversary of the Effective Date.

(b) (i) Subject to ARTICLE 5, by providing notification ninety (90) days in advance, LICENSEE may relinquish all or part of the Contract Area.

(ii) Following termination of the Development and Production Period or relinquishing a part of the Contract Area, such portion of the Contract Area will cease to exist as part of the Contract Area.

(iii) LICENSEE will not be bound to continue Petroleum Operations with respect to any such portion of the Contract Area which has ceased to exist as part of the Contract Area.

(c) So long as LICENSEE has not breached any material clause of this License Agreement, upon the request of LICENSEE and approval of

NPA (which approval will not be unreasonably withheld or delayed) the Development and Production Period will be extended for successive periods of five (5) years each, for as long as any portion of the Contract Area continues to produce Petroleum in commercial quantities. Every request for extension should be made to NPA in writing no later than one hundred and eighty (180) days prior to the termination of the Development and Production Period (as it may have previously been extended). Failure of NPA to respond to any such request for extension within sixty (60) days following the date of receipt of such request shall be deemed to be approval of the requested extension.

**8.4 New Evaluation Area(s)**

(a) During the implementation of the Development Plan, but no later than five (5) years from the date of the Development Plan approval, LICENSEE may further propose and design new evaluation areas within the Contract Area but outside of any existing Development and Production Area for a new Evaluation Period. Upon NPA approval, which approval will not be unreasonably withheld or delayed, such new Evaluation Period will have an initial term of twelve (12) months from commencement, and shall involve a relevant evaluation program (the "New Evaluation Program") involving a minimum work program and capital expenditure commitments and an Evaluation area (the "New Evaluation Area") at LICENSEE's assessment. The New Evaluation Program shall be appended to Annex B and the New Evaluation Area shall be appended to Annex A. The New Evaluation Area may include the lands within the Contract Area where the new Evaluation and subsequent development and production activities may occur. After completion of each new Evaluation Period, an addendum of the Development Plan must be submitted or the New Evaluation Area relinquished.

(b) During the new Evaluation Period the LICENSEE shall carry out the minimum work program and capital expenditure commitments as described and detailed in the New Evaluation Program and appended to Annex B, providing however that if, at the expiration of the new Evaluation Period, or any extension thereof, or upon termination of this License Agreement, whichever first occurs, LICENSEE has failed to carry out in accordance with this License Agreement, in whole or in part, the minimum work program and capital expenditure commitments as appended to Annex B, then LICENSEE shall pay to NPA and amount equal to the non fulfilled part of the minimum capital expenditure commitment as appended to Annex B.

## ARTICLE 9
## LICENSEE'S RIGHTS AND OBLIGATIONS

**9.1. Conduct of Operations.**

LICENSEE shall conduct Petroleum Operations diligently and in accordance with generally accepted practices of the international petroleum industry. LICENSEE shall ensure that all equipment and facilities used by LICENSEE comply with generally accepted engineering rules and standards, are of proper and accepted construction, and are maintained in proper working order.

LICENSEE shall take all reasonable measures within its control according to generally accepted standards in the international petroleum industry to prevent the loss or waste of Petroleum above or under the ground during the performance of Petroleum Operations.

During the conduct of the Petroleum Operations, LICENSEE will undertake, in particular, all reasonable measures in conformity with such standards in order to prevent:

(a) loss or waste of Petroleum;

(b) damage to Petroleum and water-bearing formations close to or adjacent to the Contract Area; and

(c) non-intentional introduction of water into Petroleum Reservoirs.

**9.2. Environment and Safety.**

(a) LICENSEE shall conduct Petroleum Operations in a safe and proper manner in accordance with Albanian Law and generally accepted international petroleum industry practice.

(b) In the event of an accident or other emergency, LICENSEE shall take all immediate steps to bring the emergency situation under control and protect against loss of life and loss of or damage to property and prevent harm to natural resources and the general environment.

(c) In the event NPA reasonably determines that any works or installations erected by LICENSEE or any Petroleum Operations conducted by LICENSEE endanger or may endanger persons or third party property or cause pollution or harm the environment to an unacceptable degree, NPA may require LICENSEE to take remedial measures within a reasonable period and to repair any damage to the environment.

(d) In the event NPA deems it necessary, it may also require LICENSEE to discontinue Petroleum Operations in whole or in part until LICENSEE has taken such remedial measures or has repaired any damage.

(e) In the event that LICENSEE fails to take the remedial measures required by NPA within the time period established therefore, NPA may carry out such remedial measures for LICENSEE 's account.

(f) LICENSEE shall as soon as reasonably possible after the Effective Date submit for the approval from the Environmental Authority a report on the environmental baseline status of the Project Area as at the Effective Date. With each expansion of the Project Area, LICENSEE shall submit for the approval from the Environmental Authority a report on the environmental baseline status of the expanded portion of the Project Area as at the relevant date. LICENSEE shall not then be liable for any environmental damages incurred prior to the effective date of the approved environmental baseline study, and NPA shall indemnify and hold harmless LICENSEE from any third-party claims with respect thereto.

**9.3. Abandonment.**

(a) At the election of NPA, any portion or all of the equipment and immovable (including the wells) in the Contract Area, which are possessed by the LICENSEE and are exclusively used to conduct the Petroleum Operations, will become the property of NPA on the termination or relinquishment of the Petroleum Operations with respect to the Contract Area or cancellation of this License Agreement in accordance with ARTICLE 24, Section 24.1. The Ministry and NPA will be held responsible for all obligations arising following the date of their receipt of such property and will protect, indemnify and hold the LICENSEE harmless against costs and claims based on such obligations.

(b) Subject to ARTICLE 5, and notwithstanding Section 9.3(a), all equipment and facilities (including wells) used exclusively in the Petroleum Operations will be Abandoned, upon NPA instruction and approval, in conformity with the generally accepted practices of the international petroleum industry. However, nothing contained in this License Agreement will oblige the LICENSEE to Abandon the unused equipment or facilities in the Petroleum Operations, and NPA and the Ministry will protect, indemnify and hold the LICENSEE harmless against costs and claims based on such obligations.

(c) The Abandonment Costs will be included in the Petroleum Costs. In order to enable the LICENSEE to recover the Abandonment Costs, five years prior to the date set by the LICENSEE to Abandon all the Petroleum Operations in the Contract Area (or at such earlier times as may be reasonable to obtain such a recovery), the Abandonment Costs estimated by the LICENSEE and the time of their recovery in compliance with the following paragraph of this Section 9.3(c) shall be included in an Abandonment Plan and shall be submitted to NPA for approval. NPA will immediately consider the estimation of the LICENSEE and will not unreasonably delay or withhold its approval. If, after ninety (90) days of receipt of the LICENSEE's estimate, NPA has failed to forward comments to the LICENSEE in writing, the estimated Abandonment Costs proposed by the LICENSEE will be deemed to have been approved by NPA.

Upon approval of the estimate by NPA, the estimated Abandonment Costs will be included in Petroleum Costs and recovered in accordance with ARTICLE 10 and at the time provided in the estimate. However, amounts equal to the estimated Abandonment Costs will be deposited in an interest bearing escrow account in a mutually accepted international financial institution in London, England, or in such other location as NPA and LICENSEE may agree. Once the Abandonment Costs are covered, LICENSEE will withdraw its Abandonment Costs from the escrow account. Upon the termination of the Abandonment, any surplus funds in the escrow account after payment of the Abandonment Costs shall be released to LICENSEE and taxed under ARTICLE 14.

(d) In the event LICENSEE is comprised of more than one party, such parties may provide in the Petroleum Agreement for an allocation between or among them, by way of indemnity or otherwise, of LICENSEE's responsibility or liability for Abandonment Costs or claims and losses related to abandonment activities, including without limitation with respect to rehabilitation of the land in the immediate vicinity of an abandoned well. In the event of such allocation, each of such parties will be individually and jointly responsible for such obligations of LICENSEE only to the extent set forth in the Petroleum Agreement.

(e) Notwithstanding Section 9.3(c), in any other unpredictable case of voluntary or obligatory relinquishment or cancellation in accordance with ARTICLE 5 or ARTICLE 24 of this License Agreement and if there is not any or enough such funds as predicted under Section 9.3(c) LICENSEE shall afford all the necessary expenditures from its own sources and be held responsible in order to abandon Petroleum Operations in accordance with Sections 9.3(a) and (b).

# ARTICLE 10
# ALLOCATION OF AVAILABLE PETROLEUM

## 10.1. Available Petroleum.

All Petroleum produced and saved, after deducting Deemed Production, and not used in Petroleum Operations or flared or injected ("Available Petroleum") will be delivered by LICENSEE at the Delivery Point.

LICENSEE shall have the right to use free of charge Petroleum produced from the Contract Area to the extent it considers necessary for Petroleum Operations under this License Agreement.

Subject to Section 10.3(b)(i), all Available Petroleum may be taken by LICENSEE, and the title shall pass to LICENSEE and allocated as set forth in the Petroleum Agreement, at the Delivery Point.

## 10.2. Cost Recovery. Non recoverable Costs

(a) LICENSEE shall recover all Petroleum Costs under this License Agreement out of one hundred (100) per cent of the Available Petroleum after deducting the Albpetrol Share (hereinafter referred to as "Cost Recovery Petroleum").

(b) To the extent that, in a Fiscal Year, costs and expenses recoverable exceed the value of the Cost Recovery Petroleum for such Fiscal Year, the excess shall be carried forward for recovery in the succeeding Fiscal Year or Fiscal Years until fully recovered, but will in no case be carried forward after the termination of this License Agreement.

(c) Costs and expenditures which are incurred as a result of Willful Default of LICENSEE or Operator shall not be considered as Petroleum Costs and shall not be recoverable pursuant to this Section 10.2.

(d) The following costs and expenses shall not be recoverable under this License Agreement:

- cost incurred prior to the Effective Date and related to the performance of the minimum work commitment, unless approved by NPA; and
- costs incurred beyond the Delivery Point; and
- donations and contributions, unless approved by NPA; and

- fines or penalties duly levied by an agency of the government of Albania and paid by LICENSEE.
- interest expenses.

## 10.3. Profit.

(a) The difference, if any, in any Fiscal Year between (i) the Available Petroleum after deducting the Albpetrol Share, and (ii) the Cost Recovery Petroleum taken by LICENSEE pursuant to Section 10.2(a), shall be the "Profit" and LICENSEE shall be liable to taxation as mentioned in ARTICLE 14, Section 14.1.

(b) (i) The portion of Available Petroleum allocated to the Petroleum Profit Tax in conformity with ARTICLE 14 shall be delivered to NPA by LICENSEE at the Delivery Point. However, NPA may require to LICENSEE, by written notice at least ninety (90) days prior to the commencement of each Fiscal Year or at any other time in accordance with ARTICLE 14, Section 14.2(b), the portion of the Petroleum Profit Tax to be paid in cash during such year. In such a case the balance of the entitlements not delivered in kind to NPA shall be paid in cash by LICENSEE at the value as per Section 10.5.

(ii) All costs, risk and obligations incurred in respect of the portion of Available Petroleum allocated to the Petroleum Profit Tax and delivered to NPA will pass to NPA at the Delivery Point and NPA and the Ministry will protect, indemnify and hold LICENSEE harmless against all such costs, risk and obligation. Prior to such delivery, all costs, risk and obligations regarding such portion of the Available Petroleum will be borne by the LICENSEE.

(iii) The portion of Available Petroleum to be allocated to the Petroleum Profit Tax shall be estimated for each Calendar Quarter and delivered in accordance with such estimates. Development Plans established under this License Agreement, and the LICENSEE's proposals thereof, shall include detailed delivery procedures appropriate to the circumstances, including the consequences of NPA's failure to accept delivery.

## 10.4. Export.

Subject to Section 10.3(b)(i), LICENSEE may freely use, sell, export, realize or otherwise dispose of all Available Petroleum and keep the income accrued therefrom.

**10.5. Valuation of Petroleum.**

(a) Petroleum from the Contract Area will be valued in USD at the weighted average of the sale prices pursuant to Section 10.5(b) (where sales are made to a third party) and/or base prices determined pursuant to Section 10.5(c) (for non-third party sales).

(b) (i) The value of Petroleum for sales to third parties by a Party constituting LICENSEE will be determined at the price realized from F.O.B. point of sales by that Party for such Petroleum.

(ii) Sales to third parties referred to in Section 10.5(b)(i) will mean:

(aa) in respect of sales by a Party concerned other than Albpetrol, sales to buyers who at the time of the sale are not Affiliates of the Party concerned or persons with whom the seller is not related in any manner which affects or is likely to affect the price paid, and the price of sale converted into money is the only consideration for the said sale;

(bb) regarding sales by Albpetrol, sales to buyers who at the time of the sale are not Affiliates of Albpetrol or persons with whom the seller is not related in any manner which affects or is likely to affect the price paid, and the price of sale converted into money is the only consideration for the said sale.

(c) (i) The base price of Petroleum used or otherwise possessed, besides sales to third parties, will be determined by NPA and LICENSEE. NPA and LICENSEE shall mutually select, as soon as possible, at least one reference Petroleum with similar gravity and quality to the Petroleum produced under this License Agreement, after taking account of quality and freight differences. Every petroleum chosen as a petroleum reference, shall be one that is sold in considerable amounts in arm's length transactions, if suitable and capable of delivery into markets into which Petroleum produced under this License Agreement is also suitable and capable of delivery and has a spot assessment published weekly in Platt's Oilgram Price Report.

(ii) The base price for each sale of Petroleum from the Contract Area shall be determined as the arithmetic average of the market estimation published in Platt's Oilgram Price Report for each petroleum reference for the week prior to and for the week after

the date on the voucher of quantity of Petroleum sold, plus or minus the respective quality and freight differentials between the reference Petroleum and Petroleum produced under this License Agreement.

(iii) In the event NPA and LICENSEE are unable to establish a base price in accordance with the procedures of Sections 10.5(c)(i) and 10.5(c)(ii), the base price shall be an average of all of the weekly Spot F.O.B. prices for OPEC crude oil contained in the Feeder Crude Table published on page 9 of Platt's Oilgram Price Report every Monday. If Platt's Oilgram Price Report is not published in a week when market estimation is required, then market estimation of the next succeeding issue will be applied.

# ARTICLE 11
# ASSOCIATED GAS

## 11.1. Reinjection and Use of Associated Gas.

LICENSEE may freely reinject Associated Gas into the subsurface structure of the Contract Area or use it for other Petroleum Operations under this License Agreement.

## 11.2. Flaring.

The LICENSEE may flare the Associated Gas which is not required for use in Petroleum Operations under Section 11.2 (i) if, in LICENSEE's opinion, such Associated Gas production is not economical and commercially viable or (ii) when it is in accordance with good Oilfield practice. However, if NPA believes that such Associated Gas should be utilized, NPA may take this Associated Gas free of charge and use it if the costs, risk and expenses for the installation of equipment, as required in order to deliver Associated Gas to NPA, are borne by NPA, and such delivery causes neither an interruption of Petroleum Operations nor a negative effect on LICENSEE's economic benefits.

## ARTICLE 12
## CUSTOMS EXEMPTION

The LICENSEE and its subcontractors engaged in carrying out Petroleum Operations under this License Agreement shall be permitted to import, and shall be exempt (with the exception of normal port and warehouse charges of general application in Albania for actual services rendered to LICENSEE) from Custom Duties as for the equipments, machineries, materials, etc, to be used in carrying out Petroleum Operations under this License Agreement.

The same exemption is valid even for the articles of personal use of the foreign employees of the contractor and its subcontractors, having relations with the Petroleum Operations.

Nevertheless the LICENSEE and its sub-contractors shall give priority to the goods and materials produced in Albania if these goods and materials are being offered under equally favorable conditions regarding the quality, price and availability, and in the quantities required.

# ARTICLE 13
# SUB-CONTRACTORS

## 13.1. The right to employ Sub-Contractors.

LICENSEE may perform the Petroleum Operations itself or by employing sub-contractors. LICENSEE shall not be relieved of any obligation under this License Agreement and Albanian Law by reason of employing sub-contractors.

## 13.2. Priority to Local Sub-Contractors.

In order to ensure the services required in the Petroleum Operations LICENSEE can employ sub-contractors, but the LICENSEE shall give priority to services performed by Albanian sub-contractors if such services are offered under equally favorable conditions regarding the quality, price and availability they may be offered by foreign sub-contractors.

## 13.3. Taxes and Duties.

LICENSEE's foreign contractors will not be responsible for Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations. LICENSEE's Albanian sub-contractors will not be discriminated against with regard to Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations.

## ARTICLE 14
## TAX ON PROFIT

### 14.1. Obligation to Pay Tax.

LICENSEE shall be liable to tax on Profit in conformity with Law No.7811, date 12.04.1994 "On approval of decree No.782, date 22.2.1994 "On the fiscal system in the hydrocarbons sector (Exploration-Production)".

### 14.2. Payment.

(a) Pursuant to ARTICLE 10, Section 10.3(b)(i) and Section 14.2(b) LICENSEE shall pay the Petroleum Profit Tax in cash or in kind. NPA shall annually notify LICENSEE in writing, no later than October 1st of each Fiscal Year, whether LICENSEE shall pay Albanian tax on profit for the immediately following Fiscal Year in cash or in kind. Should NPA fail to notify LICENSEE as required by, and within the term specified in this Section 14.2, LICENSEE will make the payments for the relevant period in cash.

(b) LICENSEE shall pay tax on Profit for each Fiscal Year, whether in cash or in kind, as determined under Section 14.2(a), in accordance with the procedure set forth in Section 10.3(b)(iii).

(c) When required to make payments in kind, and when LICENSEE is comprised of more than one party, the aforesaid parties will each pay its tax on Profit in kind to NPA at the Measurement Point, and NPA will transfer this payment to the appropriate Albanian authorities. NPA will provide LICENSEE with official vouchers for the full payment of the tax on Profit LICENSEE has paid on the basis of the Law mentioned by Section 14.1.

(d) At the beginning of each Calendar Quarter, the LICENSEE shall prepare and furnish to NPA a production forecast setting out the total quantity of Available Petroleum that is estimated can be produced from the Contract Area in each of the next four (4) Calendar Quarters based on the production rate designed to maximize the ultimate recovery of Petroleum (Maximum Efficient Recovery) from the Contract Area in accordance with practices generally accepted in the international Petroleum industry. LICENSEE shall give due consideration to any comments or recommendations made by NPA representatives in respect of such forecast. LICENSEE shall endeavor to produce each Calendar Quarter the forecasted quantity.

(e) For purposes of calculating the monetary value of the amount of Petroleum delivered to NPA for payment of CONTRACTORS' tax on Profit and the amount of tax on Profit payments in cash, as the case may be, for any Calendar Quarter, the value of Crude Oil shall be the weighted average price for said Calendar Quarter determined in accordance with Article 10.5.

(d) If LICENSEE is comprised of more than one party, the preceding clauses of this ARTICLE 14 and the clauses of ARTICLE 10 will apply separately with respect to each such party and its share of Available Petroleum as agreed between them and as made known to NPA, and despite anything contained elsewhere in this License Agreement, according to this License Agreement each of such parties will not be individually responsible for LICENSEE's entire obligations under this ARTICLE 14, but will be responsible for such obligations only to the extent agreed between such parties and made known to NPA. NPA shall be entitled to rely upon the most recent notification of any allocation of such responsibility between parties comprising LICENSEE, notwithstanding any dispute between such parties with respect to such allocation. Any dispute between parties comprising LICENSEE with respect to any such allocation of responsibility shall not relieve LICENSEE or the parties of which it is comprised of the obligation to comply with the requirements of this ARTICLE 14, nor shall the existence of any such dispute defer LICENSEE's obligation to make any payments required under this ARTICLE 14.

## ARTICLE 15
## BOOKS OF ACCOUNT, ACCOUNTING, AUDIT

### 15.1. Accounting Procedure.

(a) At the Effective Date Parties must have determined in good faith and agreed on an accounting procedure which will be in conformity with Albanian Law, this License Agreement and the standards of the international petroleum industry (the "Accounting Procedure"), and in conformity with Section 6.1(c)(iii) it will become a constituent part of (and will be appended to) the Petroleum Agreement.

(b) LICENSEE shall maintain at its business offices in Albania books of account in accordance with the Accounting Procedure, accounting practices required under Albanian law and accounting practices generally used in the international petroleum industry and such other books and records as may be necessary to show the work performed under this License Agreement, including the amount of all Available Petroleum. Petroleum Operations in the Contract Area will be calculated in conformity with the Accounting Procedure. The clauses of this License Agreement will nevertheless predominate in case of a conflict or inconsistency with the Accounting Procedure.

(c) For all purposes of this License Agreement, the calculating operations will be translated into both the U.S. Dollar and the Albanian Leke. LICENSEE will be obliged to keep in Albania all of the accounting records which reflect all Petroleum Costs as well as the income arising from the sale or other disposition of Petroleum, in conformity with the practice of the international petroleum industry. If necessary, LICENSEE will keep separate accounting records in conformity with Albanian Law. Every disagreement on accounting submitted to arbitration pursuant to ARTICLE 25 will be considered in conformity with the practices of the international petroleum industry.

### 15.2. Records Provided to NPA.

No less than forty five (45) days following the end of each Six Month Period, LICENSEE will provide to NPA copies of the accounting records reflecting Petroleum Costs that LICENSEE incurred in the course of such Six Month Period. The accounting records provided by LICENSEE will be sufficiently detailed so as to permit NPA to define the regularity of Petroleum Costs incurred. In addition to the foregoing, LICENSEE will provide to NPA copies of records of main Petroleum Costs as they are incurred.

## 15.3. NPA Audit Right.

At the sole expense and cost of NPA, NPA shall have the right to inspect and audit the LICENSEE's books of account and accounting records with regard to the Petroleum Operations, but no more than once in a Fiscal Year, except as otherwise agreed with Operator. Such audit right will cease three (3) years after closure of such Fiscal Year. Any exception to the LICENSEE's accounting records shall be communicated to LICENSEE in written form within three (3) years from the date on which LICENSEE hands over his accounting records for such Fiscal Year, otherwise such accounting records shall be deemed to be correct and, thereafter, may not be subject to objection.

## 15.4. Declaration of Income and Losses.

LICENSEE will provide NPA with a declaration on income and losses in a Fiscal Year no later than ninety (90) days following the end of such Fiscal Year in order to reveal its net Profit or loss with respect to Petroleum Operations for that Fiscal Year.

## ARTICLE 16
## RECORDS, REPORTS, INSPECTION AND CONFIDENTIALITY

**16.1. Records and Reports.**

(a) LICENSEE will keep in Albania accurate books and records in order to reflect Petroleum Operations in a way and in conformity with the practice of the international petroleum industry.

(b) LICENSEE shall record data on the quantities of Petroleum, water and sand produced every month from the Contract Area. Such data will be sent to NPA, both in hard copy and electronic format, no later than thirty (30) days after the end of the month concerned. Daily and weekly statistics and reports on the production and extraction from the Contract Area shall be available at any reasonable time for examination by NPA.

(d) LICENSEE will provide NPA with data and information on Petroleum Operations in a way that is in conformity with the practice of the international petroleum industry, and any other data and information as reasonably requested by NPA.

**16.2. Samples.**

LICENSEE will reserve and retain every sample and sludge obtained from the drilling of a well in the manner, place and time determined by NPA with special regulations. All samples obtained by LICENSEE for its own purposes will be considered subject to inspection by NPA at any time that NPA requests, within the official working time.

**16.3. Sub-contractors.**

LICENSEE will inform NPA of the name and address of every sub-contractor and the identity of its authorized representative, and will provide NPA with a copy of the contract within thirty (30) days after this sub-contractor has been employed by LICENSEE. In its reports on the basis of this Article 16 LICENSEE will include reports on the work of all sub-contractors. In conformity with Section 16.7 below, NPA will keep the confidentiality of all contracts and information related to them, which the LICENSEE will provide according to this Section 16.3.

**16.4. Export of Data.**

Copies of the technical and periodical data can be exported only with the prior written permission of NPA.

**16.5. Access to the Contract Area.**

LICENSEE will enable NPA to be fully present in the Contract Area at any time with the right to observe the Petroleum Operations under way, and to inspect all the assets, records and data to be retained by the LICENSEE. The representatives and the employees of NPA should abide by the regulations on the LICENSEE's safety standards when visiting the Petroleum Operations, and they will reasonably schedule such visits with LICENSEE so as not to hinder or interfere with the Petroleum Operations. LICENSEE will place at the disposal of such representatives of NPA all the equipment, facilities, computers and instruments which are already installed and are necessary in order to accomplish their task of inspection and technical, economic and financial control.

**16.6. Copy of the Data.**

LICENSEE will provide NPA with a copy, both in hard and electronic format, of all the data (including, but not limited to, the geological and geophysical reports, seismic recording tapes, record books and documents of wells, reports of development and production, any other and all information and interpretation of such data and all the other information or other work products belonging to LICENSEE or in possession of the LICENSEE's Affiliates). LICENSEE will provide NPA with extra copies of the above data and information when requested by NPA at the latter's expenses.

**16.7. Confidentiality.**

The terms and conditions in this License Agreement are strictly confidential. During the term of this License Agreement and for five (5) years thereafter, the LICENSEE will never and in no circumstance render public the terms and conditions of this License Agreement or any data or information obtained in compliance with this License Agreement to a third party without the prior written approval of the NPA, which approval will not be unreasonably withheld. The above will not be applied:

(a) to the extent that a Party that constitutes the LICENSEE is required by the laws, rules and regulations of a government or a government department or agency or stock market which has jurisdiction over this Party or its Affiliates, to disclose this information or data;

(b) to disclose to an Affiliate of a Party that constitutes the LICENSEE, provided that such Affiliate shall agree that the clauses of this Section 16.7 are binding before such disclosure is made;

(c) in case of a Party that constitutes the LICENSEE, concerning disclosure to a financial institution, bank, audit, auditing company, legal adviser, consultant or sub-contractor in the ordinary course of business of the Parties, including financing purposes, as long as the said financial institution, bank, audit, auditing company, legal adviser, consultant or sub-contractor submits, in writing, in a similar way, to maintain such information and data as confidential;

(d) to a bona fide prospective assignee of LICENSEE, on the condition that the prospective assignee similarly undertakes in writing to keep confidential the information and data disclosed;

(e) for purposes of enforcement of any provision of this License Agreement; or

(f) in the case of NPA, to disclosure of the data related only to parts of the Contract Area which the LICENSEE has relinquished before such disclosure.

A Party may require that any damage resulting from the violation of this Section 16.7 be determined by arbitration.

**16.8. Inspection of Measuring Instruments.**

During the Petroleum Operations, authorized representatives of NPA will be entitled to inspect the devices, machinery and instruments used for measurement of the Petroleum. This inspection will be performed in a reasonable way so as not to hinder the safety and efficiency of Petroleum Operations. LICENSEE will offer the authorized representatives of NPA reasonable assistance for the purpose of conducting this inspection. These representatives should abide by the LICENSEE's safety rules and standards when visiting the Petroleum Operations, and will reasonably schedule such visits with LICENSEE so as not to hinder the operations. LICENSEE will offer such representatives all privileges and facilities, within reason, accorded to its own employees in the field and will provide them, free of charge, the use of reasonable office space and of adequately furnished housing while they are in the field for the purpose of facilitating the objectives of this Section 16.8.

**16.9. Title to Data.**

With the termination of this License Agreement, LICENSEE will hand over to NPA all original data. All such original data (including but not limited to seismic, geophysics, geologic, gravimetric, magnetometric, logging, drilling, production, construction, design, etc.) will be the property of the Albanian Government.

All intangible property in the possession of NPA shall be provided to LICENSEE free of charge.

# ARTICLE 17
# TITLE TO AND SALE OF ASSETS

## 17.1 Reporting of Asset Acquisition.

The accounting book value of the assets acquired or created during each Fiscal Year shall be communicated by LICENSEE to NPA within ninety (90) days after the end of such year.

## 17.2. Title to Assets.

Title to assets in possession of LICENSEE in connection with the Petroleum Operations shall, by virtue of this License Agreement, be transferred to NPA at the time the costs of such fixed and movable assets have been fully recovered as Petroleum Costs in accordance with ARTICLE 10, Section 10.2, or at the time of termination or relinquishment of Petroleum Operations in accordance with ARTICLE 9, Section 9.3(a), whichever first occurs, all such assets being in good working order, normal wear and tear excepted. In any event, LICENSEE retains the right to full and free use of the aforementioned assets during the term of this License Agreement, including those installed before the Effective Date.

Notwithstanding the preceding paragraph, it is expressly agreed that any assets belonging to a third party or rented by LICENSEE for the purpose of Petroleum Operations, and any assets owned by LICENSEE's subcontractors or their Affiliates, will not become the property of NPA.

## 17.3. Sale of Assets .

Any movable asset may be sold to a third party with the prior approval of NPA, which approval shall not be unreasonably withheld. The proceeds from the sale of any asset shall be used by LICENSEE as a recovery of Petroleum Costs. Income to LICENSEE resulting from the use by third parties of assets which are charged as Petroleum Costs which become the property of NPA shall be credited to Petroleum Costs during the term of this License Agreement.

## ARTICLE 18
## FINANCIAL RIGHTS

### 18.1. Payment and Bank Accounts.

LICENSEE will supply all the funds necessary for the Petroleum Operations in Albania under this License Agreement, in freely convertible currency from abroad or as generated from Petroleum Operations. LICENSEE shall have the right to buy local currency whenever required at the then best rate available from the National Bank or any other lawful bank for any purchaser of local currency in Albania. LICENSEE shall have the right to make payments directly abroad in foreign currencies for goods and services obtained abroad for Petroleum Operations under this License Agreement and to charge such payments in accordance with the provisions of this License Agreement without having first to transfer the funds for such payments to Albania. LICENSEE shall have the right to open in Albania bank accounts in freely convertible currency for LICENSEE's use in making payments under this License Agreement.

### 18.2. Buying of Foreign Currency.

For the purposes of the ARTICLE 15 LICENSEE shall be entitled to convert, through lawful banks, local currency (Leke) and any other convertible currency into USD at the then best rate available from the National Bank or any other lawful bank, and to freely remit such funds abroad. If such currency is not available, LICENSEE shall have the right to take the equivalent amount of Petroleum at the value as determined pursuant to ARTICLE 10. LICENSEE's right to convert local currency under this Section 18.2 is limited to currency conversions related to LICENSEE's activities under this License Agreement.

### 18.3. Payment of Contractors.

LICENSEE shall pay local contractors and local suppliers of materials, equipment, machinery, and consumables in Leke and in compliance with Albanian regulations. LICENSEE shall have the right to pay foreign experts and the staff it employs for the Petroleum Operations in USD or other foreign currencies.

### 18.4. Retention of Foreign Currency Abroad.

LICENSEE shall have the right to retain and freely transfer abroad all funds received for and as a result of Petroleum Operations, including the proceeds from the sale of Petroleum produced in the Contract Area.

### 18.5. Payments by NPA.

NPA, or its designated purchaser in Albania, shall pay LICENSEE abroad in USD for any portion of the Available Petroleum purchased from LICENSEE for local consumption, at the prices as calculated pursuant to ARTICLE 10.

## ARTICLE 19
## EMPLOYMENT AND TRAINING OF PERSONNEL

LICENSEE will select its management and employees according to its discretion, and shall determine the conditions of employment and the number of employees to be used for Petroleum Operations. However LICENSEE and its sub-contractors will, to the extent available, employ qualified Albanians to carry out the Petroleum Operations.

Expatriate employees of LICENSEE and its sub-contractors will not be subject to Taxes and Duties on any income or profit realized by them, directly or indirectly, from their work in the Petroleum Operations, nor on the import or re-export of their personal or household belongings, which items may be freely imported and subsequently exported.

## ARTICLE 20
## OFFICE AND SERVICE OF NOTICE

**20.1. Representatives.**

(a) LICENSEE shall notify the NPA of its address and of the name of its General Manager and alternative representative, all of whom should be technically and administratively competent individuals. The General Manager, or in his absence, the alternative representative, shall be entrusted with sufficient powers to represent and bind LICENSEE in all dealings with NPA or third parties in Albania, to receive all legal notices to LICENSEE, and to comply with all lawful written directions given by NPA or its representative under the terms of this License Agreement or under any existing or future laws or regulations not in conflict with this License Agreement.

(b) Any change in the address of LICENSEE's office or its authorized representatives shall be notified to NPA at least ten (10) days prior to the effective date of the change.

**20.2. Notices.**

Any notice or other communication required or permitted to be given pursuant to this License Agreement shall be in writing and may be given by delivering the same by hand at, or by sending the same by telex or facsimile to the relevant address, telex number or facsimile number set out below or such other address, telex number or facsimile number as any Party may, from time to time, notify for each of the other Parties in accordance with this Section 20.2. Any such notice, given as aforesaid, shall be deemed to have been given or received at the time of delivery if delivered by hand, at the time at which "answerback" is received if sent by telex, or at the time of confirmation if sent by facsimile. Copy of any notice sent by facsimile shall also be sent by post as soon as practicable.

| | | |
|---|---|---|
| AKH: | (Name) | Drejtori Ekzekutiv |
| | (Address) | AKH, Fakulteti Gjeologji-Miniera, TIRANE |
| | Tel & Fax: | +355 4 375235; +355 4 375 234 |
| LICENSEE: | (Name) | Drejtorit Ekzekutiv |
| | (Address) | Albpetrol, Lagja 29 Marsi, Patos, FIER |
| | Tel & Fax: | + 355 381 3662; + 355 34 220 52 |

## ARTICLE 21
## NATIONAL EMERGENCY OR OTHER TAKINGS

### 21.1. National Emergency.

(a) In case of national emergency due to war or imminent expectation of war or internal causes, the Albanian Government may requisition all or a part of the Available Petroleum from the Contract Area and require LICENSEE to increase such production to the utmost possible level which will not result in damage to a Reservoir or otherwise reduce Petroleum recovery from the Contract Area.

(b) In all cases, such requisition shall not be effected except after inviting LICENSEE, by registered letter, return receipt requested, to express its views with respect to such requisition.

(c) The requisition of production shall be effected by Government Decree. Any requisition of a Field itself or any related facilities shall be effected in the way and form stipulated by laws in force.

(d) In the event of any requisition as provided above or in the event of any taking of LICENSEE's Petroleum and/or the related facilities, NPA shall indemnify LICENSEE in full for the period during which such taking is maintained, including:

(i) all damages which result from such requisition or taking; and

(ii) full payment each month for all Petroleum extracted and saved at the amounts and prices as calculated pursuant to ARTICLE 10, Section 10.5, which Petroleum would otherwise be allocated to LICENSEE.

### 21.2. Payment.

Payment pursuant to this Article 21 shall be made to LICENSEE in USD remittable abroad.

### 21.3. Dispute Resolution.

The Ministry confirms that, through the execution of this License Agreement by NPA on its behalf, the Albanian Government agrees that any dispute as to the amount of payments or other remedial measures owing from NPA to

LICENSEE due to any requisition or other taking as discussed in this ARTICLE 21 shall be resolved in accordance with ARTICLE 25.

## 21.4. No Prejudice of Other Rights.

The above clauses are without any prejudice as to each right or other indemnity that any Person constituting LICENSEE may have under this License Agreement, Albanian Law or international law.

# ARTICLE 22
# ASSIGNMENT AND OBLIGATIONS

## 22.1. Assignment.

If, as a result of the application of the following paragraphs or some other form, Albpetrol will have less than forty (40) per cent of the interests under this License Agreement, then the clauses of Decree No. 782 on tax on income, will be affected.

(a) LICENSEE will not transfer to any Person, fully or partly, any of its rights, privileges, duties and obligations under this License Agreement without the prior written approval by NPA, which approval shall not be unreasonably withheld or delayed. Any Person to whom such rights, privileges, duties and obligations are transferred shall be competent technically and financially, and such transfer shall otherwise comply with the requirements of Section 22.2.

(b) Notwithstanding Section 22.1(a), but subject to the requirements of Section 22.2, LICENSEE will be free to transfer its rights, privileges, duties and obligations under this License Agreement to an Affiliate following the expiration of sixty (60) days' prior written notification to NPA of such transfer, provided that LICENSEE provides a written guarantee of the full performance by such Affiliate of all duties and obligations under this License Agreement which are to be transferred. At any time subsequent to such transfer, the former LICENSEE which has made the transfer may request that NPA no longer require the foregoing guarantee, and such request shall not be unreasonably refused by NPA upon a showing that the Affiliate to which the transfer has been made independently possesses the technical and financial competence to fully perform the duties and obligations which have been transferred to it. Any transfer by LICENSEE to an Affiliate without the foregoing written guarantee from LICENSEE shall be subject to the requirements of Section 22.1(a).

## 22.2. Assignment Conditions.

With respect to the transfer of LICENSEE's rights, privileges, duties and obligations under this License Agreement, the following conditions shall be met:

(a) LICENSEE's duties and obligations shall be properly fulfilled until the date when the request for approval is made, or LICENSEE shall guarantee, jointly or independently, the accomplishment of any obligation of which has not been fulfilled as of such date;

(b) the Person to whom the transfer is to be made shall provide to NPA reasonable evidence of its financial and/or technical competence; and

(c) the instrument of transfer should include provisions which clearly state that the LICENSEE is held responsible for all the commitments contained in this License Agreement and every written modification or amendment that may be effected until the date of transfer, and should further declare that LICENSEE does not have any claims for change of the terms of this License Agreement as a condition for the transfer. The instrument of transfer shall be subject to review and approval by NPA, and NPA shall not unreasonably withhold or delay such approval.

**22.3. Taxes and Duties.**

Any applicable Taxes and Duties will be payable by LICENSEE or by the Person to whom the transfer is made in connection with each transfer effected under this Article 22.

**22.4. Encumbrances.**

LICENSEE may encumber its rights under this License Agreement for the purpose of increasing of the financing of the Petroleum Operations, with the prior written consent by the NPA (which consent shall not be unreasonably withheld or delayed).

**22.5. Separate Application.**

The provisions of this Article 22 will be applied separately in connection with each Party that comprises the LICENSEE.

**22.6. Multiple Parties.**

In the event that, subsequent to any transfer made pursuant to this Article 22, the LICENSEE is comprised of more than one party, each such party shall be jointly and severally responsible for LICENSEE's obligations in accordance with Section 3.3(c).

**22.7. Cease of Rights and Interest.**

Upon transfer of all of its rights, privileges, duties and obligations to another Person in accordance with this Article 22, the LICENSEE making the transfer shall cease to have any rights under or interest in this License Agreement as a LICENSEE.

## ARTICLE 23
## FORCE MAJEURE

### 23.1. Acts of Force Majeure.

The failure of any Party to perform any obligation under this License Agreement, if occasioned by act of God or the public enemy, fire, explosion, perils of the sea, flood, drought, war, riot, hostilities not amounting to war, sabotage, accident, embargo, government priority, requisition or allocation, or other action of any government authority, or by interruption of or delay in transportation, shortage or failure of supply of materials or equipment from normal sources, labor strikes, or by compliance with any order or request of any governmental authority or any officer, department, agency, or committee thereof, or any other circumstance of like character beyond the reasonable control of a Party (herein, "Force Majeure"), shall not subject such Party to any liability to the other Party. In such event, the Party subject to the event of Force Majeure shall use its reasonable efforts to minimize the effects of such event and to overcome such event as soon as practicable.

### 23.2. Force Majeure Notice, Suspension of Obligations.

Except as otherwise provided herein, in the event that by Force Majeure a Party is rendered unable to carry out its obligations under this License Agreement, the Party shall give notice and all particulars of such event of Force Majeure in writing to the other Party within ten (10) days after the occurrence of the cause relied upon, and the obligations of each Party, so far as the same are affected by such Force Majeure, shall be suspended during the continuance of such event of Force Majeure.

### 23.3. Termination of Agreement in the Event of Extended Force Majeure.

In the event that, for an uninterrupted period of two (2) years following, and as a result of, an event of Force Majeure, any Party is unable to perform its obligations under this License Agreement, as a result of such event of Force Majeure and not of a breach of its obligations hereunder that is unaffected by such event of Force Majeure, this License Agreement may be terminated on the second anniversary of such event of Force Majeure by either LICENSEE or NPA.

## ARTICLE 24
## BREACH OF LICENSE AGREEMENT

**24.1. NPA Right to Cancel.**

NPA will have the right to cancel this License Agreement in the event of the following:

(a) if LICENSEE knowingly submitted any false statements to NPA where such statements were a material consideration for the conclusion and/or execution of this License Agreement;

(b) if LICENSEE transfers any right, privilege, duty or obligation to a Person contrary to the provisions of Article 22 hereof;

(c) if LICENSEE is adjudicated bankrupt by a court of competent jurisdiction;

(d) if LICENSEE does not comply with any final arbitrage decision;

(e) if LICENSEE intentionally extracts any mineral other than Petroleum or sulfur, in whatever form, produced in association with Natural Gas, not authorized by this License Agreement or without the authority of NPA except such extractions as may be unavoidable using accepted petroleum industry practices, and which shall be notified to NPA or its representatives as soon as possible;

(f) if LICENSEE commits and material breach of this License Agreement; and

(g) if LICENSEE repeatedly employs illegal means of applying pressure upon NPA in order to hinder it from the regular performance of its duties.

(h) if LICENSEE unreasonably and repeatedly makes an intentional and conscious violation of Albanian Law, NPA instruction or this License Agreement provisions.

If there is more than one entity constituting LICENSEE, and the action leading to termination as described above occurs or has been committed by only one such entity, this License Agreement shall not be terminated if the other entities or entity take appropriate action to remedy the situation with regard to this License Agreement.

## 24.2. Removal of Equipment.

In the event NPA exercises its right to cancel this License Agreement under the provisions of this ARTICLE 24 because of a breach on the part of LICENSEE as mentioned in Section 24.1 above, such cancellation shall take place without prejudice to any rights which NPA may have acquired from LICENSEE in accordance with the provisions of this License Agreement; and in the event of such cancellation, LICENSEE shall be allowed, subject to ARTICLE 9, Sections 9.2 and 9.3 and ARTICLE 17, Section 17.2, to remove its equipment from the Contract Area after settling all claims due to NPA.

## 24.3. Notification to Repair.

If NPA deems that one of the aforesaid clauses (other than ARTICLE 23) exists to cancel this License Agreement, NPA shall give LICENSEE written notice personally served to LICENSEE informing LICENSEE that LICENSEE is in breach of one or more of the provisions of this License Agreement, and specifying the precise cause and nature of the breach. LICENSEE shall attempt to repair such breach within ninety (90) days. If such breach is not cured within the ninety (90) days, this License Agreement shall be terminated in conformity with terms and provisions herein.

## ARTICLE 25
## DISPUTES AND ARBITRATION

### 25.1. Negotiation.

Parties establish their relations in connection with this License Agreement on the principles of good will and good faith. All disputes arising out of or relating to this License Agreement shall be settled, if possibly, by friendly negotiation of the Parties. If settlement cannot be amicably reached within a period of thirty (30) days, or such other period as may be mutually agreed upon by the Parties, the dispute shall be decided by arbitration pursuant to Section 25.2 or Section 25.3, as applicable. With respect to a dispute involving a technical matter, the Parties may, pursuant to Section 25.4, mutually agree upon a sole technical expert to assist the Parties resolve such dispute.

### 25.2. Arbitration Between NPA and Albpetrol Alone.

All disputes arising in connection with this License Agreement between NPA and Albpetrol alone shall be finally settled by binding arbitration taking place in Tirana in accordance with Albanian legislation. Notwithstanding the foregoing, in the event LICENSEE consists of Albpetrol and a foreign partner and such foreign partner gives notice in writing to NPA and to Albpetrol that, in its reasonable judgment, a dispute between Albpetrol and NPA affects such foreign partner's interests under this License Agreement, any such dispute, whether having just arisen or already the subject of pending arbitration under this Section 25.2, shall be resolved in accordance with Section 25.3. In such event, at the request of either Albpetrol or NPA the arbitration under Section 25.3 shall include a determination of whether the foreign partner was reasonable in its assertion that the dispute affected its interests. If it is determined that such assertion was not reasonable, the arbitrage award shall include a determination of the costs of the arbitration which are in excess of those which would have been incurred by Albpetrol and NPA had such arbitration taken place or been concluded under Section 25.2, and the foreign partner shall be responsible for the payment of all such excess costs.

### 25.3. Arbitration Between NPA, Albpetrol and Foreign Partner(s).

(a) All disputes arising in connection with this License Agreement between NPA, Albpetrol and foreign partner(s) shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce ("ICC"). Said arbitration shall be carried out by, in the case of mere technical matters, one (1) arbitrator and, in the case of all other disputes, three (3) arbitrators, appointed by the ICC Court of Arbitration in accordance with said Rules and their interpretation by said Court. In that regard, the Parties hereto waive the right each to nominate an

arbitrator and as of now accept the appointment made by the ICC Court as it deems best. Consistent with the Parties desire to have an expedited arbitration proceeding the appointment of the arbitrator(s) shall occur within ten (10) days from the date in which a Party hereof delivers to the other a written notice requesting that the dispute be submitted to arbitration, which written notice shall clearly state the issue in dispute, and any other relevant fact. Notwithstanding the foregoing, no arbitrator shall be Albanian or a national of the country of LICENSEE, nor shall any arbitrator be related to, employed by or have (or had) a substantial or ongoing business relationship with any Party hereto or any of their respective Affiliates. Shortened time limits for the procedural aspects of the proceeding, including but not limited to discovery and submission of prehearing briefs, shall be imposed, in consultation with the Parties, by the arbitrator(s).

(b) The arbitration proceeding shall take place in Zurich, Switzerland and shall be conducted in the English language. All documents submitted therein and the award of the arbitral panel shall also be in English.

(c) Clauses of this License Agreement related to arbitration will continue to be in force despite the termination of this License Agreement.

(d) The Ministry (for itself and the Albanian Government) and NPA irrevocably waive any right of immunity or any right to object to this arbitration agreement, any arbitration award, any judgment regarding the enforcement of an arbitration award of the execution of any arbitration award against or in respect of any of its property whatsoever it now has or may acquire in the future in any jurisdiction.

(e) The Party that loses an arbitration decision shall pay all expenses incurred in connection with such arbitration, including, but not limited to, the fees and expenses of the arbitrator(s). All such costs and expenditures shall not be considered as Petroleum Costs and shall not be recoverable under this License Agreement.

(f) Each Party hereto agrees that any arbitral award rendered against it pursuant to this Section 25.3 may be enforced against its assets wherever they may be found and that a judgment upon the arbitral award may be entered in any court having jurisdiction thereof.

### 25.4 Expert

(a) Any matter in dispute between NPA and LICENSEE which in terms of this License Agreement is to be referred to an Expert, shall be referred for determination by a sole expert.

(b) The Expert shall be given terms of reference which shall be mutually agreed between the Parties. The Expert shall be appointed by agreement between NPA and LICENSEE. If NPA and LICENSEE fail to appoint the expert within thirty (30) days after agreement on the terms of reference has been reached, either Party may apply to the International Chamber of Commerce Centre for Technical Expertise, Paris, France, for appointment of an expert in accordance with its Rules. The Expert shall make his determination in accordance with the provisions contained herein based on the best evidence available to him. Representatives of NPA and LICENSEE shall have the right to consult with the Expert and furnish him with data and information, provided the Expert may impose reasonable limitations on this right. Any such data and information has to be submitted to the other Party to the dispute at the same time. The Expert shall be free to evaluate the extent to which any data, information or other evidence is substantiated or pertinent. The Expert's fees and expenses, and the costs associated with an appointment, if any, made by the International Chamber of Commerce Centre for Technical Expertise, shall be borne equally by NPA and LICENSEE. The Expert's determination shall be final and binding upon the Parties, subject to any manifest error in his determination.

## ARTICLE 26
## GOVERNING LAW

**26.1. Governing Law.**

(a) Subject to Section 26.1(b), the activities of LICENSEE in performing the Petroleum Operations shall be governed by and conducted in accordance with the requirements of the Albanian Law.

(b) All questions with respect to the interpretation or enforcement of, or the rights and obligations of the Parties under, this License Agreement and which are the subject of arbitration in accordance with ARTICLE 25:

(i) shall be governed by the laws of the Republic of Albania in the case of a dispute subject to resolution under ARTICLE 25, Section 25.2; or

(ii) shall be governed by the laws of England in the case of a dispute subject to resolution under ARTICLE 25, Section 25.3.

## ARTICLE 27
## APPROVAL OF THE LICENSE AGREEMENT

### 27.1. Approval.

This License Agreement shall be binding upon each of the Parties hereto from the date when the Council of Ministers issues a decision approving the Petroleum Agreement, reached on the basis of this License Agreement, between LICENSEE and a foreign company selected in accordance with the Petroleum Law. The date the decision approving the Petroleum Agreement carries shall be the "Effective Date".

# ARTICLE 28
# MISCELLANEOUS

## 28.1. Further Assurances.

Each of the Parties agrees to do and perform all such acts, matters and things as are appropriate or as may be necessary to give full effect to the provisions and intention of this License Agreement.

## 28.2. Non-Waiver.

None of the provisions of this License Agreement shall be considered as waived by any Party unless such waiver is given in writing by such Party. No such waiver shall be a waiver of any past or future default or breach of any of the provisions of this License Agreement, unless expressly set forth in such waiver.

## 28.3. Severability.

If any of the provisions of this License Agreement is found to be void or unenforceable, such provision shall be deemed to be deleted from this License Agreement and the remaining provisions of this License Agreement shall continue in full force and effect provided that the Parties shall, in such event, then meet to negotiate in good faith and seek to agree a mutually satisfactory valid and enforceable provision to be substituted for the provision so found to be void or unenforceable.

## 28.4. Complete Agreement; Amendment.

This License Agreement, including the Annexes hereto, constitutes the entire agreement among the Parties and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to, but only to the extent of, the subject matter hereof, and no Party hereto shall be bound by nor charged with any oral or written agreements, representations, warranties, statements, promises or understandings not specifically set forth in this License Agreement, including the Annexes hereto. This License Agreement may not be amended, altered or modified except by a writing signed by each Party.

## 28.5. No Agency.

Except as expressly provided herein, no provision of this License Agreement shall be construed as authorizing one Party to act as an agent of another Party and no Party shall represent, through words or conduct, that it is an agent of any other Party. Each of the Parties is, in all of their capabilities hereunder, acting under this License Agreement as an independent contractor.

**28.6. Prevailing Language.**

(a) This License Agreement is originally executed in the Albanian language and, subject to Section 28.6(b), such Albanian language version shall govern in all matters relating to this License Agreement.

(b) In the event that, pursuant to an assignment made in accordance with **ARTICLE 22**, LICENSEE will be comprised of Albpetrol and a foreign partner, an English language translation of this License Agreement shall be appended to the instrument of transfer. By execution of such instrument of transfer, the parties to such instrument of transfer (including NPA acting in accordance with its authority under this License Agreement to approve such transfer) shall agree that such English language version is an accurate translation of this Albanian language version, and that such English language version shall prevail over the Albanian language version in all matters related to this License Agreement, including any amendments, notices and communications, for so long as LICENSEE includes such foreign partner. In such event, all information, notices and communications to be given or delivered hereunder shall be in both the Albanian and the English languages, or accompanied by an English translation.

**28.7. Counterparts.**

This License Agreement has been executed in three (3) counterparts, each of which is an original and all of which shall constitute one and the same agreement.

**28.8. Insurance.**

LICENSEE shall maintain a reasonable level of insurance coverage relative to the risks inherent in Petroleum Operations under this License Agreement, if such insurance is required by NPA in accordance with Albanian Law. Such insurance may be acquired by LICENSEE from Albanian or international insurance institutes. Once LICENSEE enters into such insurance contracts to cover all or any portion of the aforementioned insurance requirements, if any, LICENSEE shall provide NPA with sufficient information describing the insurer's financial capabilities to provide the relevant coverage.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, this License Agreement has been executed by the duly authorized representatives of the Parties on the date first written at the beginning of this License Agreement.

**THE MINISTRY OF PUBLIC ECONOMY AND PRIVATIZATION,**
**as represented by**
**THE NATIONAL PETROLEUM AGENCY**

By: Min. Industrise dhe Energjitikes

Name: Viktor Doda

Title: Minister

**Sh. A. "ALBPETROL"**

By: ____________

Name: Fatoo Nika

Title: DREJTOR PERGJITHSHEM

**ANNEX A**

## CONTRACT AREA
## ( down to 2500 m )


19°15′
19°30′
19°45′
41°00′
41°00′
40°50′
40°50′
40°40′
40°40′
40°30′
19°15′
19°30′
1
2
3
4
5
6
7
8
9
10

**COORDINATES**

| | | |
|---|---|---|
| 1 | 40° 50' 00.000" N | 19° 35' 20.018" E |
| 2 | 40° 50' 00.012" N | 19° 37' 00.012" E |
| 3 | 40° 51' 37.323" N | 19° 40' 07.259" E |
| 4 | 40° 51' 37.911" N | 19° 40' 58.483" E |
| 5 | 40° 41' 07.559" N | 19° 41' 10.916" E |
| 6 | 40° 40' 19.667" N | 19° 42' 15.720" E |
| 7 | 40° 38' 47.299" N | 19° 42' 17.507" E |
| 8 | 40° 36' 53.410" N | 19° 37' 00.919" E |
| 9 | 40° 37' 41.992" N | 19° 37' 00.001" E |
| 10 | 40° 37' 42.014" N | 19° 35' 20.015" E |

# ANNEX B

## EVALUATION PERIOD MINIMUM WORK PROGRAM

1. **Evaluation Wells.**

LICENSEE will:

(i) select eight wells from the Contract Area for reactivation or re-completion in the Driza reservoir;

(ii) select two wells from the Contract Area for reactivation or re-completion in the Marinza reservoir;

(iii) select two wells from the Contract Area for reactivation or re-completion in the Southern Area Patos Marinza (Driza); and

(iv) maintain the following existing 28 producing wells and disposal well: all Pad D and Pad H wells and pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842.

The above wells are the "Evaluation Wells". The square area 142.25 m North, East, South and West centred on each Evaluation Well shall comprise the "Evaluation Area".

2. **Evaluation Program.**

The following program of work (the "Evaluation Program") shall be conducted on the Evaluation Wells and the Evaluation Area during the Evaluation Period:

(i) conduct reactivation or re-completion activity according to a program of LICENSEE's choosing;

(ii) maintain existing operational and HSE standards in the Contract Area;

(iii) evaluate performance of the Evaluation Wells, from an engineering and economic basis;

(iv) evaluate requirements for additional water disposal capacity and increase capacity as required;

(v) prepare a production, reserves and reservoir performance report.

3. **Expenditure Commitment.**

LICENSEE commits to expend at least US$ 2,000,000 (two million) in capital expenditures conducting the Evaluation Program and adding the water disposal well contemplated in clause 4(iv). If the cost of the capital expenditures for the Evaluation Program and the water disposal well are less than US$ 2,000,000 (two million) LICENSEE may elect to expand the activities of the Evaluation Program by selecting additional wells for reactivation or re-completion.

4. **Other Activities During Evaluation Period.**

LICENSEE shall also conduct the following activities during the Evaluation Period:

(i) carry out an update of the reserves evaluation of the Contract Area to a level of detail determined by LICENSEE;

(ii) evaluate existing and future infrastructure for development and commercialisation of product for internal and export markets;

(iii) review gas conservation and utilisation within the Evaluation Area; and

(iv) increase water disposal capacity in the Evaluation Area by adding an additional disposal well;

(v) develop truck offloading options at either Fier or Ballsh refineries for crude oil sales delivery of production; and

(vi) review and report on Continuous Sand Extract Technology.

Material document (Petroleum Agreement), filed February 22, 2007

# Petroleum Agreement

**Patos-Marinza Field**

dated 19/06/, 2004

- between -

**Albpetrol Sh.A.**

- and -

**Saxon International Energy Ltd.**

35012\192069\498490.v1

applicable jurisdiction. This waiver includes immunity from (i) any expert determination, mediation, or arbitration proceeding commenced pursuant to this Agreement; (ii) any judicial, administrative or other proceedings to aid the expert determination, mediation, or arbitration commenced pursuant to this Agreement; and (iii) any effort to confirm, enforce, or execute any decision, settlement, award, judgment, service of process, execution order or attachment (including pre-judgment attachment) that results from an expert determination, mediation, arbitration or any judicial or administrative proceedings commenced pursuant to this Agreement. Each Party acknowledges that its rights and obligations hereunder are of a commercial and not a governmental nature.

26.12 Authority

Each entity which is a signatory to this Agreement warrants to the other that it has full power and authority to enter this Agreement and that this Agreement constitutes a legal, valid and binding obligation on it.

IN WITNESS HEREOF, the Parties have entered into this Agreement on the date first above written.

**Albpetrol Sh.A.**

By : Fatos Niko [signature]

Title :

**Saxon International Energy Ltd.**

By: [signature] Richard Wadsworth

Title : Director

[initials]

## TABLE OF CONTENTS

**Page**

**This Petroleum Agreement** is entered into and delivered at Tirana, Republic of Albania, this ____________ day of __________, 2004.

BETWEEN

**Albpetrol Sh.A.**, a state company organised and existing under the laws of the Republic of Albania (hereinafter referred to as "Albpetrol")

ON THE ONE PART

- and -

**Saxon International Energy Ltd.**, a company organised and existing under the laws of the Cayman Islands, and having a branch registered in the Republic of Albania (hereinafter referred to as "Contractor")

ON THE OTHER PART

PREAMBLE

WHEREAS, petroleum operations in the Republic of Albania are governed by Petroleum Law No.7746 dated 28.7.1993 as amended by Law No.7853 dated 29.7.1994 and by Law No. 8297 dated 04.03.1998 jointly cited as the Petroleum (Exploration and Production) Law 1993, by Decree No. 782 dated 22.2.1994 on the Fiscal System in the Petroleum Sector (Exploration-Production) as amended by Law No.7811 dated 12.4.1994 on the Approval of Decree No.782 on the Fiscal System in the Hydrocarbons Sector (Exploration-Production) as well as by Decision No.445 dated 3.9.1993 on Setting Up the National Petroleum Agency (the aforementioned legal documents are collectively referred to as "Petroleum Law"); and

WHEREAS, in the Republic of Albania the state is the only owner of all natural resources within its territory and offshore areas and has the right to explore, develop, extract, exploit and utilise natural resources; and

WHEREAS, the National Petroleum Agency (hereinafter referred to as "NPA") on behalf of the Ministry of Industry and Energy has the exclusive right to enter into a License Agreement with Albpetrol to perform all the Petroleum Operations described in this Agreement; and

WHEREAS, Albpetrol is a party to the Licence Agreement dated June 7, 2004; and

WHEREAS, Contractor, Albpetrol and the NPA have executed the Instrument of Transfer, conditional upon this Agreement becoming effective; and

WHEREAS, the Parties make this agreement to record the terms upon which Contractor will join Albpetrol in the conduct of the Petroleum Operations and become a party to the above mentioned Licence Agreement, and for related purposes; and

WHEREAS, Contractor has the adequate capital, technical and commercial capacity, personnel and organizational capacity required to successfully complete the operations specified below; and

WHEREAS, Contractor agrees to undertake its obligations stipulated hereinafter as a contractor with respect to Petroleum Operations as defined in this Agreement; and

WHEREAS, the Parties each have the right, power and authority to enter into this Agreement; and

WHEREAS, Contractor and Albpetrol intend this Agreement to record the terms upon which Contractor will join Albpetrol in the conduct of Petroleum Operations and become a party to the Licence Agreement, and for related purposes,

NOW, THEREFORE, the Parties hereto agree as follows:

## Article 1
## Definitions

In this Agreement, words in the singular include the plural and vice versa, and except where the context otherwise requires the following terms shall have the meaning set out as follows:

1.1 "*Abandonment*" means the final abandonment through decommissioning, removal, and/or disposal of wells and facilities used for Petroleum Operations and the rehabilitation of the land in the immediate vicinity of an abandoned well to a condition not worse than its condition as of the time immediately before commencement of Petroleum Operations in respect of such well or facilities, and the term "to Abandon" shall have the corresponding meaning.

1.2 "*Abandonment Costs*" means costs and expenditures (whether of a capital or operational nature) incurred or to be incurred in connection with the Abandonment of facilities or equipment.

1.3 "*Abandonment Plan*" means a plan prepared by Contractor or anyone designated by and on behalf of Contractor for the Abandonment of the wells, facilities and equipment used for the Petroleum Operations.

1.4 "*Accounting Procedure*" means the procedures and reporting requirements set forth in Annex B to this Agreement which forms and integrated and indivisible part hereof.

1.5 "*Affiliate*" means a subsidiary company, a parent company or a sister company to a Party or an entity comprising a Party. For the purposes of the foregoing definitions:

(a) a subsidiary company is a company controlled by a Party or an entity comprising a Party;

(b) a parent company is a company that controls a Party or an entity comprising a Party;

(c) a sister company is a company that is controlled by the same Person as a Party or an entity comprising a Party.

"*Control*" means that a Person owns share capital, either directly or through other Persons, which confers upon it a majority of the votes at the stockholders' meetings of the company, which is controlled.

1.6 "*Agreement*" means this Petroleum Agreement together with Annexes as may be amended from time to time by mutual agreement of the Parties and approval of the Council of Ministers, for the evaluation, development and production of Petroleum in the Contract Area.

1.7 "*Albpetrol Operations Zone*" means that portion of the Contract Area which is outside of the Project Area.

1.8 "*Albpetrol Share*" has the meaning given in Article 9.2.

1.9 "*Annual Program*" means an itemized statement of the Petroleum Operations to be carried out within or with respect to the Project Area and the time schedule thereof.

1.10 "*Associated Gas*" means Natural Gas found in association with Crude Oil if such Crude Oil can by itself be commercially produced.

1.11 "*Available Petroleum*" means the amount of Petroleum (less any amount used in Petroleum Operations, flared or injected, and less any Deemed Production to which Albpetrol is entitled under this Agreement) produced, saved and metered from the Project Area at the Measurement Point.

1.12 "*Barrel*" means a quantity of Crude Oil equal to 158.987 litres at standard atmospheric pressure of 1.01325 bar and temperature of sixty degrees Fahrenheit (60°F).

1.13 "*Baseline Study*" has the meaning given in Article 20.4.

1.14 "*Budget*" means an estimate of revenues and expenditures in respect of an Evaluation Program or an Annual Program.

1.15 "*Calendar Quarter*" means a period of three (3) consecutive Months beginning January 1, April 1, July 1 or October 1 and ending March 31, June 30, September 30 or December 31, respectively.

1.16 "*Condensate*" means blends mainly consisting of pentanes and heavier hydrocarbons, directly recovered from the hydrocarbon reservoirs or obtained from gas conditioning, which are liquid under ambient conditions of temperature and atmospheric pressure.

1.17 "*Contractor*" means Contractor and its respective successors or permitted assignees according to Article 16.

1.18 "*Contractor's Revenues*" means the cash proceeds received by Contractor as a result of the sale of Cost Recovery Petroleum and Profit Petroleum, as more fully described in the Accounting Procedure.

1.19 "*Contract Area*" means the geographical area in Albania, which is more specifically (horizontally and vertically) identified in Annex A.

1.20 "*Contract Year*" means a period of one year commencing with the Effective Date or any anniversary of the Effective Date.

1.21 "*Cost Account*" means the set of accounts maintained by Contractor in accordance with the provisions of the Accounting Procedure, showing the charges, credits and other transactions accruing in respect of the Petroleum Operations.

1.22 "*Cost Recovery Petroleum*" has the meaning given in Article 9.2.

1.23 "*Cost Recovery*" has the meaning given in Article 9.3.

1.24 "*Crude Oil*" has the same meaning ascribed to this term in the Petroleum Law.

1.25 "*Deemed Production*" has the meaning given in Article 3.5.1.

1.26 "*Delivery Point*" means the following points agreed to by the Parties and approved by the NPA, or any other points which are agreed by the Parties and approved by NPA:

1.26.1 as to Crude Oil taken by Contractor for export sale, FOB the relevant Albanian port,

1.26.2 as to Crude Oil taken by Contractor for sale to ARMO or otherwise (but not for export sale), at the point of delivery under that crude oil sales contract, and

1.26.3 as to Crude Oil delivered to Albpetrol pursuant to Article 3.5 or Article 9, at Pad D.

1.27 "*Development and Production Area*" means the area as defined in the Development Plan in accordance with Article 7.2.1 or a revised Development Plan. Once designated, the Development and Production Area shall extend to all depths within its lateral boundaries.

1.28 "*Development and Production Period*" means, in relation to the Development and Production Area, the period specified in Article 3.

1.29 "*Development Plan*" means a plan, including the works, relevant activities, and the budgets therefore setting forth the overall strategy for the development and production of Petroleum from the Project Area prepared by Contractor and approved in accordance with Article 7, including any amendments thereto.

1.30 "*Effective Date*" means the date on which the Council of Ministers in accordance with the Petroleum Law issues a decision approving this Agreement.

1.31 "*Environment*" means the components of the earth and includes:

1.31.1 air, land and water;

1.31.2 all layers of the atmosphere;

1.31.3 all organic and inorganic matter and living organisms; and

1.31.4 the interacting natural systems that include components referred to in sections 1.31.1 to 1.31.3.

1.32 "*Environmental Damages*" means any and all loss, injury, death, damage or other event of any kind whatsoever, and howsoever or whenever occurring, to or in relation to the

Environment (including but not limited to any loss or damage to real or personal property) in respect of which any liability or obligation has accrued or may in the future accrue to Contractor, its Affiliates, any predecessor to Contractor or its Affiliates or Subsidiaries, or any of them, to incur any remediation, reclamation, clean-up or other expenses, or to compensate any person or the estate of any individual, whether by reason of any equitable, common law, statutory or civil liability or obligation or remedy available, whether applicable by reason of the ownership of Contract Area or responsibility for any operations conducted on or in respect thereof at any time in the past, present or future, and whether or not resulting from negligence, nuisance or otherwise, which loss, injury or damages shall include but not be limited to all damages, awards, expenses and costs (including legal costs on a solicitor and its own client basis) incurred in any way relating to such matters.

1.33 "*Evaluation Area*" means the square area 142.25 m North, East, South and West centered on each Evaluation Well.

1.34 "*Evaluation Period*" means the period during which Contractor will conduct the Evaluation Program, which period is described in Article 3.2.

1.35 "*Evaluation Program*" means a program of work to be performed by Contractor as specified in Annex D.

1.36 "*Evaluation Well*" means any well in respect of which activity will be occurring during the Evaluation Program.

1.37 "*Existing Baseline Study*" means (i) the Full Environmental Benchmark Survey for the Rehabilitation of the Patos-Marinza Oilfield, Albania by Oakwood Environmental Limited 1997, (ii) D'APPOLONIA 1998 Environmental Baseline Survey of Wellsites and Groups, and (iii) RBA Baseline Survey Feb 2004.

1.38 "*Expert*" means an individual or an entity who is not a resident or citizen of Albania nor has been employed by Contractor, Albpetrol or NPA and who by training and extensive experience, has highly developed knowledge in the technical area wherein lies the dispute or disagreement which he or she is to resolve and who is appointed pursuant to the provision of Article 19.10.

1.39 "*Fiscal Year*" means the period of twelve (12) consecutive months according to the Gregorian calendar starting January 1st and ending December 31st, both dates inclusive.

1.40 "*IOR/EOR Methods*" means Petroleum Operations which aim at reaching the Maximum Efficient Recovery from a Reservoir through improving its natural energy system and its hydrocarbon drainage by applying, without being limited to, recompletion, reworking, cold heavy oil production methods, steam-assisted gravity drainage methods, water injection, repressuring, thermal heating, vertical and horizontal drilling and other enhanced production methods.

1.41 "*Licence Agreement*" means the Licence Agreement dated June 7, 2004 granted by the Ministry and the NPA to Albpetrol governing Petroleum Operations in the Contract Area, and to which Contractor will become a party upon execution and registration of the Instrument of Transfer attached as Annex E.

1.42 *"Losses and Liabilities"* means, in relation to a party, all losses, costs, damages and expenses which that party suffers, sustains or incurs, including but not limited to legal fees and disbursements on a solicitor and its own client basis.

1.43 *"Measurement Point"* means means the point mutually determined by NPA and the Parties, where appropriate equipment and facilities will be located for the purpose of performing all volumetric measurements and other determinations, temperature and other adjustments, determination of water and sediment content and other appropriate measurements, to establish, for the various purposes of the License Agreement and this Agreement, the volumes of Petroleum. The Measurement Point may or may not be the same as the Delivery Point.

1.44 *"Ministry"* means the ministry in charge of petroleum activity in the Republic of Albania.

1.45 *"Natural Gas"* means any hydrocarbons or mixture of hydrocarbons consisting essentially of methane in a gaseous state under normal conditions of pressure and temperature, extracted from the subsoil separately or together with liquid hydrocarbons.

1.46 *"New Evaluation Area"* has the meaning set forth in Article 3.4.6.

1.47 *"New Evaluation Program"* has the meaning set forth in Article 3.4.6.

1.48 *"NPA"* means the agency established by the Government of Albania responsible for implementation of the Hydrocarbon Law, as defined in Decision No 445 dated 03 09 1993 by the Council of Ministers.

1.49 *"Operator"* means Contractor or, if Contractor comprises more than one person, such Person duly appointed by the Parties for executing and implementing the Petroleum Operations in the name of, for the account of, and under the responsibility of Contractor.

1.50 *"Party"* or *"Parties"* means Albpetrol or Contractor or both of them.

1.51 *"Person"* means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Albanian governmental authority, or other form of entity.

1.52 *"Petroleum"* means Crude Oil, Condensate or Natural Gas.

1.53 *"Petroleum Operations"* all or any of the operations including the Abandonment aimed or authorized by the License Agreement and operated by the Parties on or after the Effective Date, including without limitation the testing, development, extraction, production, treatment, transportation and storage of Petroleum of or from the Contract Area pursuant to this License Agreement.

1.54 *"Petroleum Costs"* means all of the costs and expenditures borne and incurred by Contractor in or in connection with the conduct of Petroleum Operations pursuant to this Agreement, determined and accounted for in accordance with the Accounting Procedure, but does not include Taxes.

1.55 *"Project Area"* means:

1.55.1 during the Evaluation Period, that portion of the Contract Area which is designated from time to time as the Evaluation Area;

1.55.2 during the Development and Production Period, that portion the Contract Area which is designated from time to time as Development and Production Area; and

1.55.3 if Contractor undertakes a New Evaluation Program, that portion of the Contract Area which is designated from time to time as the New Evaluation Area.

1.56 "*Profit Petroleum*" has the meaning given in Article 9.4.

1.57 "*Taxes and Duties*" means all taxes, duties, tariffs, fees and other payments of whatever nature payable to the Albanian Government (or to any of its agencies) or to any of its political or administrative sub-divisions (or agencies).

1.58 "*US $*" or "*US Dollars*" means United States Dollars, being the legal currency of the United States of America.

**Article 2**
**Scope of Agreement, Annexes to the Agreement**

2.1 This Agreement is an evaluation, development and production operations arrangement and it shall cover Petroleum Operations in the Contract Area. The rights and obligations of the Parties under this Agreement shall take effect from the Effective Date. Albpetrol shall notify Contractor of the date of the approval of the Council of Ministers within five (5) working days of its occurrence.

2.2 Subject to the terms and conditions of this Agreement and Article 2.3 and 2.4, Albpetrol hereby irrevocably appoints and constitutes Contractor solely and exclusively to conduct Petroleum Operations in the Project Area during the period specified herein, and to expand the Project Area in accordance with this Agreement to include any lands within the Contract Area.

2.3 In accordance with the Section 3.2 of the Licence Agreement, the Parties have the exclusive right:

(a) to conduct Petroleum Operations in the Contract Area;

(b) to treat, store and transport the Petroleum extracted from the Contract Area;

(c) to construct and install all facilities and equipment (including storage, treatment, pipelines and other means of transportation) required for the Petroleum Operations; and

(d) to use for its own account, sell, exchange, export, realize or possess the Petroleum extracted from the Contract Area, and take Profit from and title to such extracted Petroleum.

In accordance with the Section 3.2 of the Licence Agreement, and notwithstanding Article 2.3(a), (b), (c), and (d), any other contractor may conduct petroleum operations for development and production of Petroleum outside of the Contract Area in accordance with any agreement reached between a contractor and NPA. The Ministry, Albpetrol, NPA and the

contractor shall ensure that those petroleum operations will not interfere and unreasonably prevent the normal development of Petroleum Operations of the Contractor in the Contract Area, nor shall Contractor unreasonably prevent or interfere with the petroleum operations of such other contractor.

2.4 Albpetrol has the right to conduct petroleum operations for its own account on any portion of the Contract Area which has not been designated as the Project Area until such time as Contractor requires Albpetrol to cease such operations. Any part of the Contract Area may be selected by Contractor to become the Evaluation Area, a New Evaluation Area or the Development and Production Area in accordance with this Agreement, regardless of whether Albpetrol is conducting petroleum operations in that area.

2.5 Contractor shall be responsible for the execution of Petroleum Operations only in the Project Area in accordance with the provisions of this Agreement, separately from Petroleum Operations conducted by Albpetrol alone in Albpetrol Operations Zone, if any. Accordingly, the rights, interests, obligations, liabilities and indemnities of the Parties in the Contract Area shall be allocated as follows:

| Party | Interest in Project Area | Interest in Albpetrol Operations Zone |
| --- | --- | --- |
| Albpetrol | 0% | 100% |
| Contractor | 100% | 0% |

Without prejudice to Contractor's position as a contractor hereunder, the extent and character of such work to be done by Contractor shall be subject to the review and approval of Albpetrol to the extent provided for in this Agreement. Notwithstanding anything to the contrary in the License Agreement or this Agreement:

2.5.1 each of the Parties is responsible severally and not jointly for the rights, interests, obligations, liabilities and indemnities of LICENSEE as set forth in this Agreement; and

2.5.2 Contractor shall be solely responsible under the License Agreement and this Agreement for Petroleum Operations conducted in the Project Area and not elsewhere, and Albpetrol shall be solely responsible under the License Agreement and this Agreement for Petroleum Operations conducted in the Albpetrol Operations Zone and not elsewhere, including without limitation:

2.5.2.1 obligations pertaining to Abandonment;

2.5.2.2 paying costs and expenses of Petroleum Operations;

2.5.2.3 indemnities;

2.5.2.4 the preparation of the Development Plan and Annual Programs and Budgets;

2.5.2.5 the calculation and payment of Petroleum Profit Tax;

2.5.2.6 compliance with operational and environmental standards;

2.5.2.7 the preparation of baseline studies;

2.5.2.8 the preparation of books, records and accounts of Petroleum Costs, Cost Recovery Petroleum and revenues;

2.5.2.9 force majeure and termination for force majeure; and

2.5.2.10 breach and termination provisions.

Contractor will indemnify Albpetrol, its Affiliates, directors, officers, employees and agents from and against any Losses and Liabilities arising from any breach by Contractor of this Article 2.5.2, and Albpetrol will indemnify Contractor, its Affiliates, directors, officers, employees and agents from and against any Losses and Liabilities arising from any breach by Albpetrol of this Article 2.5.2.

2.5.3 The Parties agree that:

2.5.3.1 any encumbrances granted by a Party may apply only in respect of its interest in the Contract Area; and

2.5.3.2 the rights to free use of Petroleum produced from the Contract Area for Petroleum Operations applies only to the Petroleum produced from and Petroleum Operations conducted in respect of the Parties' respective interests in the Contract Area.

2.6 In performing the Petroleum Operations, Contractor shall provide all technical and financial requirements and employ the methods, procedures, technologies and equipment generally accepted in the international petroleum industry.

2.7 Contractor shall carry out Petroleum Operations hereunder at its sole risk and cost, unless this Agreement expressly provides otherwise.

2.8 Unless otherwise stated herein or otherwise agreed in writing, Contractor shall receive no compensation for its services nor any reimbursement of expenditures under this Agreement, except for the share of Petroleum from the Project Area to which it may become entitled under Article 9.

2.9 During the term of this Agreement, all Petroleum production from the Evaluation Area and any Development and Production Area shall be divided between Albpetrol and Contractor in accordance with the provisions hereof.

2.10 This Agreement does not award Contractor ownership rights over Petroleum *in situ* in the Project Area. However, Contractor shall have the right to receive in kind, dispose of and export freely its share of Petroleum from the Project Area in accordance with the provisions of this Agreement. Contractor shall become a party to the Licence Agreement by the execution of the Instrument of Transfer, which has been executed by Albpetrol and Contractor simultaneously with execution of this Agreement.

2.11 The Annexes A, B, C, D, E and F to this Agreement are hereby made a part of this Agreement and they shall be considered as having equal force and effect with the provisions

of this Agreement. However, in the event of any conflict between the Annexes and the body of this Agreement, the body of this Agreement shall prevail.

**Article 3**
**Term**

3.1 Unless sooner terminated in accordance with the terms hereof, this Agreement shall remain in effect during the Evaluation Period and any Development and Production Period.

3.2 The Evaluation Period commences on the Effective Date and continues until the last day of the month which is eighteen months following the Effective Date. Contractor shall conduct the Evaluation Program during the Evaluation Period. If Contractor and Albpetrol are of the opinion that a longer period is required to complete the Evaluation Program or evaluate results of the activities and IOR/EOR Methods conducted in the Evaluation Program, then upon written request and approval of NPA, the Evaluation Period shall be extended for a further period of up to six months, which written request must be delivered at least forty five (45) days prior to the expiration of the Evaluation Period.

3.3 Contractor may elect to terminate this Agreement upon completion of the Evaluation Period, by written notice to Albpetrol, with a copy to NPA. If Contractor so terminates this Agreement, all wells, operations and assets (moveable and immoveable) will be returned to NPA or its nominee and Contractor shall be released from all liabilities associated with this Agreement.

3.4 Development Plan.

3.4.1 At any time before the end of the Evaluation Period, Contractor may propose a Development and Production Area for (i) the Evaluation Area, and (ii) such other portion of the Contract Area which, based on the experience with the Evaluation Program, Contractor believes may be capable of economic Petroleum Operations. Contractor shall submit a Development Plan for the Development and Production Area. The Development Plan shall be prepared on the basis of sound engineering and economic principles in accordance with generally accepted international petroleum industry practice.

3.4.2 The Development Plan shall be submitted to the NPA for approval. The NPA may request changes to the Development Plan, and Contractor may amend the Development Plan in response to such requests with the approval of the Parties.

3.4.3 If the NPA does not approve the Development Plan notwithstanding that it reflects sound engineering and economic principles in accordance with generally accepted international petroleum industry practice, either of the Parties may submit the dispute for expert determination in accordance with the provisions of the License Agreement.

3.4.4 During the period in which the Development Plan is waiting approval by the NPA or being revised by Contractor in response to requests of the NPA, Contractor may continue operations in the Evaluation Area and the proposed Development and Production Area similar to those being conducted during the Evaluation Program, provided that Contractor is not required to make any

capital expenditures in excess of its Two Million Dollar ($2,000,000) capital expenditure commitment under the Evaluation Program.

3.4.5 At any time during the implementation of the Development Plan, Contractor may propose a revision to the Development Plan. Such revisions may include an expansion of the Development and Production Area to include areas contiguous to any part of the existing Development and Production Area to be evaluated from time to time through IOR/EOR Methods which Contractor proposes to undertake under the proposed revision to the Development Plan, subject to the limitation that the Development and Production Area may not be further expanded after the fifth anniversary of the initial approval of the Development Plan without the consent of Albpetrol and NPA. Each revision to the Development Plan shall be prepared on the basis of sound engineering and economic principles in accordance with generally accepted international petroleum industry practice, and shall follow an approval process similar to those for the original Development Plan.

3.4.6 During the implementation of the Development Plan, Contractor may propose and design for approval by the Advisory Committee new evaluation areas within the Contract Area but outside of any existing Development and Production Area for a new Evaluation Period, subject to the limitation that the Project Area may not be further expanded after the fifth anniversary of the initial approval of the Development Plan without the consent of Albpetrol and NPA. Upon NPA approval, which approval will not be unreasonably withheld, such new Evaluation Period will have an initial term of twelve (12) months from commencement, and shall involve a relevant evaluation program (the "New Evaluation Program") involving a minimum work program and capital expenditure commitments and an evaluation area (the "New Evaluation Area") at Contractor's assessment. The New Evaluation Program shall be appended to Annex D. The New Evaluation Area may include the lands within the Contract Area where the new evaluation and subsequent development and production activities may occur. After completion of each new Evaluation Period, an addendum of the Development Plan must be submitted or the New Evaluation Area relinquished.

3.4.7 During the new Evaluation Period the Contractor shall carry out the minimum work program and capital expenditure commitments as described and detailed in the New Evaluation Program and appended to Annex D, providing however that if, at the expiration of the New Evaluation Period, or any extension thereof, or upon termination of this License Agreement, whichever first occurs, Contractor has failed to carry out in accordance with this Agreement, in whole or in part, the minimum work program and capital expenditure commitments as appended to Annex D, then Contractor shall pay to NPA and amount equal to the non fulfilled part of the minimum capital expenditure commitment as appended to Annex D.

3.5 In conducting the Evaluation Program, the Development Plan and any New Evaluation Program. Contractor shall be entitled to take over any existing wells, assets and leases in the Project Area, without compensation where Albpetrol is entitled to such wells, assets and leases, except as provided in this clause.

3.5.1 Any Albpetrol wells in the Contract Area may be taken over by Contractor in accordance with the takeover procedure described in Annex F. Where Contractor takes over any Albpetrol wells, Contractor shall deliver in kind to Albpetrol at Pad D the Deemed Production of such wells in the months subsequent to the takeover. The "Deemed Production" shall be calculated as follows:

3.5.1.1 For Pad D and Pad H wells, the Deemed Production shall be zero.

3.5.1.2 For the pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842, the Deemed Production shall be 32.78 tonnes per month as at the Effective Date, and declined each month after the Effective Date on the basis of an exponential 10% production decline per year. Contractor shall take over these wells on the Effective Date.

3.5.1.3 For any other wells taken over by Contractor, the Deemed Production shall be 70% of the average net Crude Oil production of the well in the six Calendar Months preceding the month in which takeover occurs, and declined each month after takeover on the basis of an exponential 15% production decline per year.

3.5.2 If Contractor takes over any Albpetrol wells as contemplated in Article 3.5.1, then Contractor may elect to direct Albpetrol to shut in any other wells in the vicinity of the wells taken over by Contractor. Contractor shall deliver in kind to Albpetrol at Pad D the Deemed Production of any wells which Contractor directs be shut in, calculated in the same manner as in Article 3.5.1.

3.5.3 Where Contractor takes over any existing wells, assets and leases and Albpetrol is not entitled to same, Contractor shall be responsible for compensation to third parties to obtain such rights.

3.6 Without limiting the rights of Parties under Article 12, in the event that Contractor is prevented or impeded from carrying on Petroleum Operations or from gaining access to the Contract Area for reasons relating to the protection of personnel, subcontractors, or property, or for problems of importing equipment and not within Contractor's control, Contractor's obligations hereunder shall be suspended from the time of the commencement of such impairment until the impairment has been alleviated. As soon as practicable thereafter, the Parties shall meet and agree upon a period of time which shall be added to the Evaluation Period and any Development and Production Period, which period of time shall be equivalent to the period of time necessary to restore Petroleum Operations to the status which they occupied at the time of the impairment.

3.7 Contractor may elect to terminate this Agreement at any time during the Development and Production Period, by written notice to NPA. Termination shall take effect ninety days after delivery of the notice. If Contractor so terminates this Agreement, all wells, operations and assets (moveable and immoveable) will be returned to NPA and Contractor shall be released from all liabilities associated with this Agreement other than obligations under this Agreement which have arisen prior to termination, including without limitation any environmental and abandonment obligations under this Agreement and the License Agreement. If Contractor cancels and surrenders the Petroleum Agreement during a Fiscal

Year of the Development and Production Period to which an approved Annual Program and Budget applies, Contractor shall pay to NPA the amount of any unexpended capital expenditures contemplated under the Annual Program and Budget for that Fiscal Year.

3.8 Upon the expiration of the Development and Production Period, the Parties have the right in accordance with the License Agreement to request from NPA an extension of the Development and Production Period for successive periods of five (5) years on the same conditions as provided for herein.

**Article 4**
**Relinquishments**

4.1 Contractor may at any time relinquish voluntarily its rights hereunder to conduct Petroleum Operations in all or any part of the Contract Area. No relinquishment shall relieve Contractor from its unfulfilled minimum commitments for an Evaluation Program and any Annual Program and Budget under Article 3.7 and Article 6.1.

4.2 At least thirty (30) days in advance of the date of a relinquishment under Article 4.1, the Parties shall notify NPA of the portions of the Contract Area to be relinquished.

4.3 Upon the date on which any relinquishment is to take effect upon NPA's approval or the termination of this Agreement, Contractor shall have no further rights or obligations in regard to the relinquished area.

4.4 It is acknowledged that, as a result of relinquishments pursuant to this Article 4, the Development and Production Area may consist of more than one non-contiguous area.

**Article 5**
**Conduct of Operations**

5.1 Advisory Committee

5.1.1 For the purpose of the proper implementation of this Agreement, the Parties shall establish an advisory committee ("Advisory Committee") within forty-five (45) days from the Effective Date. The Advisory Committee shall have the tasks as set out in Article 5.1.5.

5.1.2 Albpetrol and Contractor shall each appoint three (3) representatives and alternate representatives to form the Advisory Committee, and each Party shall designate one of its representatives as a chief representative. All the aforesaid representatives shall have the right to present their views on the proposals at meetings held by the Advisory Committee and cast their votes when a decision is to be made. The chairman of the Advisory Committee shall be the chief representative designated by Contractor and the vice-chairman shall be the chief representative of Albpetrol. The chairman of the Advisory Committee shall preside over meetings of the Advisory Committee. Each representative shall have one vote at all meetings of the Advisory Committee. The Parties may, according to need, designate a reasonable number of additional attendees who may attend but shall not be entitled to vote at the Advisory Committee meetings. Each Party shall advise the other of the names of its representatives within thirty (30) days of the Effective Date and shall give written notice of

replacement of any such representatives. Alternate representatives will deputise for their principal representatives in the absence of the latter ones.

5.1.3 In order to be valid, any decisions required to be taken by the Advisory Committee must have the affirmative vote of at least four (4) representatives present at the meeting either in person or by conference telephone, it being understood that no such decisions shall be valid unless at least three (3) representatives of both Albpetrol and Contractor are present at the meeting, either in person or by conference telephone. Decisions taken by the Advisory Committee shall be recorded and signed on behalf of both Albpetrol and Contractor at the end of any such meeting of the Advisory Committee.

Contractor shall prepare minutes of the meeting within thirty (30) days thereof and dispatch it for approval to the Parties. Failure by a Party to respond within twenty-one (21) days after receipt shall be deemed to be an approval by such Party.

5.1.4 The Advisory Committee shall meet at least twice each Fiscal Year and whenever required by Albpetrol or by Contractor, subject to a 15 days' prior notice to its members, which notice shall include the agenda for the meeting.

Decisions may be made by the Advisory Committee by way of written resolution signed by all six representatives or their respective alternates.

5.1.5 The Advisory Committee shall have the following functions and responsibilities under this Agreement:

5.1.5.1 to provide the opportunity for and to encourage the exchange of information, views, ideas and suggestions regarding plans, performance and results obtained under the Agreement;

5.1.5.2 to review principles established by Contractor from time to time governing various aspects or activities of the Petroleum Operations and to propose, for this purpose, procedures and guidelines as it may deem necessary;

5.1.5.3 to review and approve Annual Programs and Budgets proposed by Contractor for the Development and Production Period, and propose revisions in accordance with Article 8.3;

5.1.5.4 to review Annual Programs and Budgets proposed by Contractor for the Evaluation Period and any New Evaluation Period;

5.1.5.5 to review and approve Development and Production Areas and the Development Plan that Contractor, on behalf of the Parties, plans to propose to NPA for its approval;

5.1.5.6 to cooperate towards implementation of the Annual Programs and Budgets and Development Plan; and

5.1.5.7 such other functions as entrusted to it by the Parties.

5.1.6 However, it is hereby agreed among the Parties that the following decisions are reserved and made solely by Contractor:

5.1.6.1 the location, drilling, testing, completion, take-over of wells for re-completion of any well, either for the production of Petroleum or for other Petroleum Operations, including without limitation the programs, methodology and technology to be utilised in carrying out the above activities;

5.1.6.2 Annual Programs and Budgets during the Evaluation Period; and

5.1.6.3 the areas for relinquishment under the Agreement.

5.2 Operator

5.2.1 If Contractor comprises more than one Company, Contractor shall select one Company to act as Operator which shall conduct Petroleum Operations in the Project Area in accordance with good international oilfield practice. Where the Contractor is comprised of a single entity, that entity is the Operator.

5.2.2 The nomination of a successor Operator shall be subject to the prior approval of Albpetrol which shall not be unreasonably withheld, provided that no such approval is required and only written notification has to be given if the successor Operator is a Company or is an Affiliate of a Company at such time.

## Article 6
## Evaluation

6.1 Contractor shall carry out the Evaluation Program. If, at the expiration of eighteen months following the Effective Date, Contractor has failed to expend US$2,000,000 in conducting the activities comprising the Evaluation Program, then Contractor shall pay to NPA an amount equal to the non-fulfilled part of the minimum financial commitment of the Evaluation Program, as specified in Annex D.

In the event of delay in the payment of the indemnity to be paid to NPA in application of this Article 6.1, the amount owing in this respect will bear interest calculated from the final date on which the indemnities should have been paid, and up to the time on which the payment is done by Contractor, at the annual discount rate of the London Inter Bank Offered Rate (LIBOR) plus one percent.

6.2 If Albpetrol agrees that Contractor may undertake work in respect of the Contract Area prior to the Effective Date and with the approval of NPA, such past costs so incurred shall be treated as Petroleum Costs and the work shall be in (partial) fulfilment of Contractor's obligations under Article 6.1.

6.3 Contractor has the right to spend more than US$2,000,000 and expand the Evaluation Program to include additional activities and work over additional wells within the Project Area if it elects to do so during the Evaluation Period.

## Article 7
## Development and Production

7.1 The Development Plan shall be prepared on the basis of sound engineering, environmental and economic principles in accordance with generally accepted international petroleum industry practice.

7.2 The Development Plan shall contain but not limited to:

7.2.1 details and the area extent of the proposed Development and Production Area;

7.2.2 proposals relating to the spacing, drilling and completion of wells, the production and storage installations, and transportation and delivery facilities required for the production, storage and transportation of Petroleum;

7.2.3 proposals relating to necessary infrastructure investments;

7.2.4 a production forecast and an estimate of the investment and expenses involved;

7.2.5 an estimate of the time required to complete each phase of the Development Plan;

7.2.6 the proposed Delivery Point and Measurement Point.

Albpetrol may require Contractor to provide such further information as is readily available and as NPA may reasonably need to evaluate the Development Plan for any Development and Production Area. Such request for information has to be made within twenty (20) days after receipt of the Development Plan and Contractor shall use reasonable efforts to respond within twenty (20) days.

7.3 If NPA does not request in writing any changes to the Development Plan within forty-five (45) days after submission of the Development Plan or revised Development Plan as approved by the Parties, the Plan or amended Plan shall be deemed approved by NPA.

7.4 If NPA requests any changes to the Development Plan, then the Parties and NPA shall meet within fifteen (15) days of receipt by Contractor of NPA's written notification as to these requested changes to try in good faith to reach an agreement on the Development Plan. Revision to the Development Plan, if agreed within a further period of thirty (30) days, should be incorporated in the Development Plan which shall then be deemed approved by NPA.

If no agreement is reached, either Party may submit the dispute for expert determination in accordance with the License Agreement.

If Contractor desires to materially amend the Development Plan as approved by NPA, it will provide NPA with the proposed amendments pursuant to the procedures set forth in this Article 7.4.

7.5 After the Development Plan has been approved, Contractor shall submit to Advisory Committee at least ninety (90) days before the end of each Fiscal Year a detailed statement of the Annual Program and Budget for the subsequent Fiscal Year in relation to the

Development and Production Area. For the first full Fiscal Year and the portion of the Fiscal Year preceding the first full Fiscal Year, a detailed statement of the Annual Program and Budget therefor shall be submitted to NPA within sixty (60) days after the date of approval of the Development Plan under Articles 7.3 or 7.4. Each such annual detailed statement of the Annual Program and Budget therefor shall be consistent with the Development Plan approved under Article 7.3 or as revised pursuant to Articles 7.4 and 7.6.

7.6 The Parties may at any time submit to NPA for approval revisions to any Development Plan or Annual Program and Budget. These revisions shall be consistent with the provisions of Article 7.1 and shall in the case of revisions to the Development Plan be subject to the approval procedure set forth in Articles 7.3 and 7.4, and in the case of the Annual Program and Budget to the review set forth in Article 5.1.5.3.

7.7 Where Albpetrol and Contractor agree that a mutual economic benefit can be achieved by constructing and operating common facilities (including, but not limited to, roads, pipelines and other transportation, communication and storage facilities), Albpetrol and Contractor shall use reasonable efforts to reach agreement with each other and if necessary with other producers on the construction and operation of such common facilities, investment recovery and charges to be paid.

**Article 8**
**Annual Programs and Budgets**

8.1 Unless otherwise provided herein, Contractor shall commence the conduct of Petroleum Operations for the wells described in Annex D clause 1 (iv) not later that five (5) days after Albpetrol advises Contractor that the Petroleum Agreement has been approved by the Council of Ministers. The procedure for transfer of assets, operations and responsibilities associated with such wells and related facilities shall be as described in Annex F.

8.2 Within sixty (60) days after the Effective Date the Parties shall submit to NPA an Annual Program and Budget setting forth the Petroleum Operations which Contractor proposes to conduct (or has already commenced conducting) during the Evaluation Period. Subject to Article 6.3, such Annual Program and Budget shall be consistent with the Evaluation Program, but at Contractor's option, it may include a greater amount of activities and capital budget than the Evaluation Program. The approval of neither Albpetrol nor the Advisory Committee is required for any Annual Program and Budget during the Evaluation Period. Contractor may require the amendment of the Annual Program and Budget during the Evaluation Period so long as such revised Annual Program and Budget includes at least the activities and capital budget of the Evaluation Program. A copy of each revised Annual Program and Budget shall be given by Contractor to Albpetrol and NPA.

8.3 At least ninety (90) days before the end of the first Fiscal Year after the approval of the Development Plan and every Fiscal Year thereafter, or such other times as agreed by the Parties, Contractor shall prepare and submit to the Advisory Committee for approval a proposed Annual Program and Budget for the next succeeding Fiscal Year. Each Annual Program and Budget shall be consistent with the Development Plan. Should the representatives of Albpetrol in the Advisory Committee wish to propose a revision as to certain specific features of the said Annual Program and Budget, it shall within twenty-one (21) days after receipt by the Advisory Committee thereof so notify Contractor, specifying in reasonable details its reasons therefor. Promptly thereafter, the Parties will meet and endeavour to agree on the revision proposed by representatives of Albpetrol. Contractor shall

give due regard to the proposals of the representatives of Albpetrol, provided that Albpetrol shall be required to approve any Annual Program and Budget that is consistent with the Development Plan, and any revisions proposed to a Annual Program and Budget that are inconsistent with the Development Plan need not be accepted by Contractor. In the event of a dispute arising in respect of the approval of a Annual Program and Budget, the matter will be referred for Expert determination in accordance with Article 19.10. Prior to the resolution of any such dispute, Contractor's proposed Annual Program and Budget shall be deemed approved for the purposes of interim operations pending resolution.

8.4 The Parties agree to direct the Advisory Committee to approve the Annual Program and Budget in a timely fashion so as to allow the delivery of the proposed Annual Program and Budget to the NPA within the time period estabished in the License Agreement.

8.5 It is recognised by the Parties that the details of a Annual Program may require changes in the light of existing circumstances and as such Contractor may make such changes provided they do not change the general objective of the Annual Program. Any revision to the Annual Program that involves an acceleration of the activities contemplated by the Development Plan, or that expand the activities contemplated by the Development Plan, shall be approved by the Advisory Committee. A copy of such revised Annual Program shall be provided to NPA for approval in accordance with the License Agreement.

8.6 It is recognised by the Parties that the expenditures in the Budget may require changes in light of existing circumstances and as such Contractor may make such changes provided that the general objective of the Annual Program has not changed. Any revision to the Budget that involves an acceleration of the activities contemplated by the Annual Program or Development Plan, or that expand the activities contemplated by the Annual Program or Development Plan. shall not require the approval of the Advisory Committee.

8.7 It is further recognised that in the event of emergency requiring immediate action, Contractor may take all actions it deems appropriate to protect its interests and those of its employees and any costs so incurred shall be included in the Petroleum Costs. An emergency condition will exist when life, health, or property are endangered by existing conditions or potential conditions such as blowouts, fires, explosions, collisions, severe weather conditions, acts of war, vandalism or sabotage.

**Article 9**
**Albpetrol Share and Cost Recovery**

9.1 Contractor shall provide all funds required to conduct Petroleum Operations under this Agreement. Contractor shall have the right to use free of charge Petroleum produced from the Project Area to the extent it considers necessary for Petroleum Operations under this Agreement.

9.2 Available Petroleum shall be measured at the Measurement Point and allocated as set forth in this Agreement. Available Petroleum shall be allocated between Albpetrol (the "Albpetrol Share") and Contractor ("Cost Recovery Petroleum") based on the R Factor as defined below, as set forth in the following table:

| R Factor | Albpetrol Share | Cost Recovery Petroleum |
|---|---|---|
| $0.0 < R < 1.0000$ | 1% | 99% |
| $1.0000 \leq R < 1.5000$ | 3% | 97% |

| | | |
|---|---|---|
| $1.5000 \leq R < 2.0000$ | 4% | 96% |
| $2.0000 \leq R$ | 5% | 95% |

The Albpetrol Share shall be lifted in oil and delivered in kind to Albpetrol in the Contract Area at Pad D.

The R Factor is calculated as follows:

$$R_N = \frac{A_K}{B_K}$$

where:

$R_N$ means the R Factor for Calendar Quarter N.

$A_K$ means the sum of Contractor's Revenues minus profit petroleum tax accrued in Calendar Quarter N and all preceding Calendar Quarters following the Effective Date.

$B_K$ means the sum of Petroleum Costs in Calendar Quarter N and all preceding Calendar Quarters following the Effective Date.

Any re-adjustment in entitlement for the current Calendar Quarter will be spread over the remainder of the current Fiscal Year in a way that the Party which is entitled to additional Available Petroleum for the current Calendar Quarter will lift the readjustment quantity in equal monthly proportions in addition to its regular entitlements. If the production in any month is insufficient to supply the re-adjustment quantity, then the unsupplied entitlement shall be carried forward and spread equally over the remaining months of the current Calendar Quarter.

The determination of the R Factor shall first be done for the first Calendar Quarter following the Effective Date.

9.3 Contractor shall be entitled to the Cost Recovery Petroleum to recover all Petroleum Costs borne by it inside or related to the Project Area ("Cost Recovery"). Petroleum Costs shall be as described in Annex B.

9.4 After Contractor has recovered all of its Petroleum Costs from the Cost Recovery Petroleum, the remaining Cost Recovery Petroleum shall be "Profit Petroleum". As its reward for the risk of conducting the Petroleum Operations under the Petroleum Agreement, Contractor shall be entitled to 100% of the Profit Petroleum.

**Article 10**
**Employment**

10.1 Contractor will select its management and employees according to its discretion, and shall determine the conditions of employment and the number of employees to be used for Petroleum Operations. However Contractor and its sub-contractors will, to the extent available, employ qualified Albanians to carry out the Petroleum Operations, giving priority to Albpetrol personnel, if their professional skills, knowledge and expertise fit with operational requirements. Otherwise, Contractor shall be free to employ such expatriate professionals as it deems necessary.

**Article 11**
**Title to Assets**

11.1 Tangible Property

11.1.1 Title to assets in possession of Contractor in connection with the Petroleum Operations shall, by virtue of the License Agreement, be transferred to NPA at the time the costs of such fixed and movable assets have been fully recovered as Petroleum Costs, or at the time of termination or relinquishment of Petroleum Operations, whichever first occurs, all such assets being in good working order, normal wear and tear excepted. In any event, Contractor retains the right to full and free use of the aforementioned assets during the term of this Agreement, including those installed before the Effective Date.

Any movable asset may be sold to a third party with the prior approval of NPA, which approval shall not be unreasonably withheld. The proceeds from the sale of any asset shall be used by Contractor as a recovery of Petroleum Costs.

11.1.2 Notwithstanding Article 11.1.1 above, it is expressly agreed that any assets belonging to a third party or to Affiliates and rented by Contractor for the purpose of Petroleum Operations, and any assets owned by Contractor's subcontractors or their Affiliates, will not become the property of NPA.

11.1.3 Income resulting from the use by third parties of items which become the property of NPA pursuant to Article 11.1.1 shall be credited to the Cost Account during the term of this Agreement.

11.2 Intangible Property

11.2.1 *Original Data*

Upon the termination of the License Agreement, Contractor will hand over to NPA all original data. All such original data (including but not limited to seismic, geophysics, geologic, gravimetric, magnetometric, logging, drilling, production, construction, design, etc.) will be the property of the Albanian Government.

Contractor shall supply Albpetrol this data on a current basis.

All Intangible Property in the possession of Albpetrol or NPA shall be provided to Contractor free of charge.

However, Contractor, or its assignees as defined by Article 1.17 and Article 16, will be entitled to retain and freely use copies of such data, and consequently will be granted a perpetual, non-exclusive and royalty-free licence to use and sub-licence the use of said data.

11.2.2 *Interpreted Data*

Interpreted Data based on Original Data referred to in section 11.2.1 above, whether created by Contractor, by its Affiliates or by third parties upon remuneration by

Contractor, shall remain the sole property of Contractor and shall be considered, as confidential information as per Article 23 of the Agreement.

However Albpetrol is entitled to receive copy of all the final reports concerning the above data and to use it solely for its own needs.

**Article 12**
**Rights and Obligations of the Parties**

12.1 As of the Effective Date, Contractor will be entitled to use:

(a) exclusively, free of charge, all the existing facilities and equipment in the Contract Area for the performance of the Petroleum Operations for:

(i) the implementation of the Evaluation Operations and the Development and Production Operations;

(ii) application of IOR/EOR Methods in the whole Contract Area and in accordance with the conditions and terms of this Agreement; and

(iii) Production of Petroleum in the Project Area,

but without materially adversely affecting the operations of Albpetrol outside of the Project Area;

(b) free of charge and for the performance of the Petroleum Operations, all other assets, equipment, means and infrastructure (including roads, electricity power lines and water, oil and gas pipelines) existing in the Contract Area or located at Lagjjia Kastriot, Rruga Vasil Peçuke, Fier on the Effective Date of this Agreement, but (unless otherwise agreed with the supplier) subject to payment, on a non-discriminatory basis, at reasonable cost for electricity, water, oil and gas used;

(c) under commercially reasonable terms and conditions, the pipelines that transport the Petroleum produced in the Contract Area to the ports and refineries in Albania; and

(d) all technical data available to NPA pertaining to the Contract Area provided that Contractor shall reimburse NPA for all reasonable cost incurred for the preparation of such data transfer and the cost of copying such data.

12.2 Contractor shall have the right during the term hereof to freely lift, process, transport, dispose of and export its share of Petroleum and retain abroad the proceeds obtained therefrom.

12.3 Contractor shall provide all necessary funds and shall bear all costs and expenses required in carrying out Petroleum Operations under this Agreement except to the extent as is otherwise provided in this Agreement.

12.4 Contractor shall endeavour to achieve the efficient use and safe development for and production of Petroleum and optimise the ultimate economic recovery of Petroleum from the Project Area.

12.5 Contractor shall ensure that all materials, equipment and facilities used in Petroleum Operations comply with generally accepted engineering norms, are of proper construction and are kept in optimal working order.

12.6 Contractor shall purchase or lease all equipment, materials, services and supplies required to be purchased or leased pursuant to the Annual Programs.

12.7 Contractor shall keep Albpetrol informed in the course of all activities to be performed under this Agreement and provide Albpetrol:

(a) with weekly reports of estimated Petroleum production;

(b) monthly reports on the Petroleum production and Petroleum Operations; and

(c) quarterly reports on Petroleum Costs.

12.8 Contractor shall permit representatives of Albpetrol to inspect at all reasonable times (but upon reasonable notice) the Petroleum Operations under this Agreement, provided such inspection does not unreasonably hinder the Petroleum Operations.

12.9 Contractor shall maintain full original records of all technical Petroleum Operations under this Agreement for a period not less than twenty-four months. Costs so incurred are fully chargeable as Petroleum Costs.

12.10 Albpetrol and NPA shall ensure that Contractor has use of the railways, roads, highways, water, land surface, timber, electricity, sanitary structures and other infrastructures in Albania, at commercially reasonable rates and on a non-discriminatory basis, in conformity with Albanian legislation, so as to be able:

(a) to perform the Petroleum Operations in compliance with this Agreement; and

(b) to produce, transport, export and sell Petroleum in or from Albania as provided in this Agreement and the Petroleum Law.

12.11 Albpetrol and NPA shall ensure that Contractor is granted, in accordance with Articles 7 and 10 of the Petroleum Law, all the rights, permits, licenses, approvals and other authorizations that it may reasonably require in order to perform the Petroleum Operations in conformity with this Agreement, and that any compensation which Contractor may be required to pay, pursuant to Article 10(2) of the Petroleum Law, shall be reasonable and non-discriminatory.

12.12 Albpetrol and NPA shall make available to Contractor all technical data available to Albpetrol or NPA pertaining to the Contract Area provided that Contractor shall reimburse Albpetrol or NPA for all reasonable cost incurred for the preparation of such data transfer and the cost of copying such data.

12.13 Contractor will reserve and retain every sample and sludge obtained from the drilling of a well in the manner, place and time determined by NPA with special regulations. All samples obtained by Contractor for its own purposes will be considered subject to inspection by NPA at any time that NPA requests, within the official working time. Subject to the foregoing, Contractor shall be free to export cores and cuttings for analyses abroad. Unless

otherwise agreed with Albpetrol, Contractor shall keep samples of such cores and cuttings equivalent in size and quality in Albania.

12.14 Contractor shall be free to export originals of technical data records abroad, subject to NPA approval, and provided a monitor or a comparable record is maintained by Contractor or Albpetrol in Albania.

12.15 Any Associated Gas produced in association with Crude Oil from the Project Area shall be available to Contractor for use in Petroleum Operations, free of charge. Any such quantities not taken by Contractor may be flared.

12.16 Any Associated Gas produced from the Project Area, to the extent not used in Petroleum Operations hereunder, may be flared if the processing or utilization thereof is not economical and is not technically and commercially viable to re-inject Associated Gas. Such flaring shall be permitted to the extent that gas is not required to effect the economic recovery of Crude Oil by secondary recovery operations, including re-pressuring and recycling.

12.17 The parties acknowledge that the nature of their respective rights and obligations under this Agreement with respect to the Contract Area is such that unitization of areas that are entirely within the Contract Area is not required to protect the respective rights of the Parties or to preserve or optimize the recovery of Hydrocarbons from the Contract Area.

## Article 13
## Taxation

13.1 Contractor shall be liable to tax on Profit in conformity with Law No.7811, date 12.04.1994 "On approval of decree No.782, date 22.2.1994 "On the fiscal system in the hydrocarbons sector (Exploration-Production)", and amended by Law No.8297, date 04.03.1998, and in conformity with the License Agreement.

13.2 Other than those Taxes and Duties set forth in Article 13.1 and Article 14.1, Contractor and its respective Affiliates, subcontractors and expatriate personnel shall be exempted from Albanian Taxes and Duties, with respect to all activities relating to the Petroleum Operations to the extent so provided in Albanian Law. This exemption does not include normal port, warehouse and postal charges and other similar customary charges of general application for actual services rendered.

13.3 Contractor's foreign subcontractors will not be responsible for Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations. Contractor's Albanian sub-contractors will not be discriminated against with regard to Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations.

13.4 Expatriate employees of Contractor and its sub-contractors will not be subject to Taxes and Duties on any income or profit realized by them, directly or indirectly, from their work in the Petroleum Operations, nor on the import or re-export of their personal or household belongings. which items may be freely imported and subsequently exported.

**Article 14**
**Imports and Exports**

14.1 Contractor and its subcontractors engaged in carrying out Petroleum Operations under this Agreement shall be permitted to import, and shall be exempt (with the exception of normal port and warehouse charges of general application in Albania for actual services rendered to LICENSEE) from Custom Duties as for the equipments, machineries, materials, etc, to be used in carrying out Petroleum Operations under this License Agreement.

14.2 The same exemption is valid even for the articles of personal use of the foreign employees of the contractor and its subcontractors, having relations with the Petroleum Operations.

14.3 Nevertheless Contractor and its sub-contractors shall give priority to the goods and materials produced in Albania if these goods and materials are being offered under equally favorable conditions regarding the quality, price and availability, and in the quantities required.

**Article 15**
**Books of Account, Currency, Exchange Control and Payments**

15.1 Contractor shall maintain at its office in Albania books of account in accordance with the Accounting Procedure and with accounting practices generally used in the international petroleum industry and in conformity with Albanian Law, and such other books and records as may be necessary to show the work performed under this Agreement, including the amount of all Available Petroleum.

15.2 Contractor shall keep its books of account and accounting records including the Cost Account in US Dollars.

15.3 Contractor shall maintain a US $ bank account and a bank account in Albanian Leke. All payments from the US $ account made in Currencies other than the US $ shall be recorded in the books in US $ at the exchange rate in effect at the time of transaction. Valuation made in currencies other than the US $ shall be recorded in the books in US $ at the exchange rates in effect at the time the valuation was made. The rate of exchange for such valuations shall be established by using the average of the buying and selling rates of the currency for the day on which the transaction occurred as quoted in the Financial Times (London Edition) or such other quoted rates as may be mutually agreed. For transactions occurring on dates when there is no exchange rate published, the exchange rate shall be established by reference to the rate published on the immediately preceding publishing date.

All Albanian Leke payments shall be translated to US $ at the average official buying rate as issued by the Central Bank of Albania for the month in which the expenses/credits are recorded in the books.

Neither Albpetrol nor Contractor shall experience an exchange gain or loss at the expense of, or to the benefit of the other Party. Any currency exchange losses or gains resulting from the differences between exchange rates for accounting purposes as mentioned above and the actual exchange rates when buying the corresponding non- US $ currency for the purpose of payment shall be continuously charged or credited to the Cost Account.

15.4 Any payments which Albpetrol is required to make to Contractor or which Contractor is required to make to Albpetrol shall be paid in US $, not later than thirty (30) days following the end of the month in which the obligation to make such payment occurs.

15.5 For the purposes of this Agreement, Contractor shall have complete freedom to:

15.5.1 open, operate and maintain bank accounts both inside and outside Albania;

15.5.2 receive and retain outside Albania and freely dispose of foreign currency received by it outside Albania, including the proceeds of sales of Petroleum hereunder, and Contractor shall not be obligated to remit such proceeds to Albania with the exception of those proceeds as may be needed, in Contractor's judgement, to meet its expenses in Albania;

15.5.3 pay directly outside of Albania for purchase of goods and services necessary to carry out Petroleum Operations hereunder;

15.5.4 pay its expatriate Employees working in Albania in foreign currencies outside of Albania, such expatriate employees shall only be required to bring into Albania such foreign currency as may be required to meet their personal living expenses;

15.5.5 fully repatriate abroad all Contractor's proceeds from the Petroleum Operations in Albania, including but not limited to the proceeds from the sale of Petroleum;

15.5.6 freely import and export foreign exchange and maintain inside Albania foreign currency accounts.

15.6 In the event a Party fails to make payment hereunder on the due date, interest shall be charged on any amounts in default. The applicable interest rate shall be the 3 months LIBOR for US Dollar deposits taken on the first day of default plus 2.5 percentage points, as published by the National Westminster Bank Limited, London, at 11 a.m.

## Article 16
## Assignment

16.1 Contractor will not transfer to any Person, fully or partly, any of its rights, privileges, duties and obligations under this Agreement without the prior written approval by Albpetrol, which approval shall not be unreasonably withheld or delayed. Any Person to whom such rights, privileges, duties and obligations are transferred shall be competent technically and financially, and such transfer shall otherwise comply with the requirements of Article 16.3.

16.2 Notwithstanding Article 16.1, but subject to the requirements of Article 16.3, Contractor will be free to transfer its rights, privileges, duties and obligations under this Agreement to an Affiliate following the expiration of sixty (60) days' prior written notification to Albpetrol of such transfer, provided that Contractor provides a written guarantee of the full performance by such Affiliate of all duties and obligations under this Agreement which are to be transferred. At any time subsequent to such transfer, the former Contractor which has made the transfer may request that Albpetrol no longer require the foregoing guarantee, and such request shall not be unreasonably refused or delayed by

Albpetrol upon a showing that the Affiliate to which the transfer has been made independently possesses the technical and financial competence to fully perform the duties and obligations which have been transferred to it. Any transfer by Contractor to an Affiliate without the foregoing written guarantee from Contractor shall be subject to the requirements of Article 16.1.

16.3 With respect to the transfer of LICENSEE's rights, privileges, duties and obligations under this License Agreement, the following conditions shall be met:

(a) Contractor's duties and obligations shall be properly fulfilled until the date when the request for approval is made, or Contractor shall guarantee, jointly or independently, the accomplishment of any obligation of which has not been fulfilled as of such date;

(b) the Person to whom the transfer is to be made shall provide to Albpetrol reasonable evidence of its financial and/or technical competence; and

(c) the instrument of transfer should include provisions which clearly state that the Contractor is held responsible for all the commitments contained in this Agreement and every written modification or amendment that may be effected until the date of transfer, and should further declare that Contractor does not have any claims for change of the terms of this Agreement as a condition for the transfer. The instrument of transfer shall be subject to review and approval by Albpetrol, and Albpetrol shall not unreasonably withhold or delay such approval.

16.4 Contractor may encumber its rights under this Agreement for the purpose of increasing of the financing of the Petroleum Operations, with the prior written consent by Albpetrol (which consent shall not be unreasonably withheld or delayed).

16.5 Upon transfer of all of its rights, privileges, duties and obligations to another Person in accordance with this Article 16, Contractor making the transfer shall cease to have any rights under or interest in this Agreement as Contractor.

## Article 17
## Force Majeure

17.1 The failure of any Party to perform any obligation under this Agreement, if occasioned by act of God or the public enemy, fire, explosion, perils of the sea, flood, drought, war, riot, hostilities not amounting to war, sabotage, accident, embargo, government priority, requisition or allocation, or other action of any government authority, or by interruption of or delay in transportation, shortage or failure of supply of materials or equipment from normal sources, labor strikes, or by compliance with any order or request of any governmental authority or any officer, department, agency, or committee thereof, or any other circumstance of like character beyond the reasonable control of a Party (herein, "Force Majeure"), shall not subject such Party to any liability to the other Party. In such event, the Party subject to the event of Force Majeure shall use its reasonable efforts to minimize the effects of such event and to overcome such event as soon as practicable.

17.2 Except as otherwise provided herein, in the event that by Force Majeure a Party is rendered unable to carry out its obligations under this Agreement, the Party shall give notice

and all particulars of such event of Force Majeure in writing to the other Party within ten (10) days after the occurrence of the cause relied upon, and the obligations of each Party, so far as the same are affected by such Force Majeure, shall be suspended during the continuance of such event of Force Majeure.

17.3 In the event that, for an uninterrupted period of two (2) years following, and as a result of, an event of Force Majeure, any Party is unable to perform its obligations under this Agreement, as a result of such event of Force Majeure and not of a breach of its obligations hereunder that is unaffected by such event of Force Majeure, this Agreement may be terminated on the second anniversary of such event of Force Majeure by either Party.

**Article 18**
**Governing Law**

18.1 (a) Subject to Article 18.1(b), the activities of Contractor in performing the Petroleum Operations shall be governed by and conducted in accordance with the requirements of the Albanian Law.

(b) All questions with respect to the interpretation or enforcement of, or the rights and obligations of the Parties under, this Agreement and which are the subject of arbitration in accordance with Article 19 shall be governed by the laws of England.

18.2 Albpetrol acknowledges that Contractor has entered in this Agreement in reliance on the laws, rules and regulations of Albania as they exist on the Effective Date of this Agreement, and Albpetrol hereby confirms that all rights granted to Contractor hereunder are in conformity with such laws, rules and regulations.

18.3 If, as a result of any change in the laws, rules and regulations of Albania, any right or benefit granted (or which is intended to be granted) to Contractor under this Agreement or the License Agreement is infringed in some way, a greater obligation or responsibility shall be imposed onto Contractor or, in whatever other way the economic benefits accruing to Contractor from this Agreement or the License Agreement are negatively influenced by any change in the laws, rules and regulations of Albania, and such an event is not provided for herein, the Parties will immediately amend this Agreement and License Agreement, and Albpetrol, NPA and the Ministry will immediately undertake other necessary actions to eliminate the negative economic effect on the Contractor.

**Article 19**
**Arbitration**

19.1 Any dispute, controversy, claim or difference of opinion including any purported termination under Article 22, arising out of or relating to this Agreement or the breach, termination or validity thereof, or to the Petroleum Operations carried out hereunder, shall be finally and conclusively settled by arbitration in accordance with the UNCITRAL Arbitration Rules ("Rules").

19.2 With respect to the foregoing, the appointing authority under the Rules shall be the President of the Court of International Arbitration of the International Chamber of Commerce in Paris, France.

19.3 The number of arbitrators shall be three. The Party instituting the arbitration shall appoint one arbitrator and the Party, responding shall appoint another arbitrator, and upon failure of such responding Party to so appoint an arbitrator within thirty (30) days the Party instituting the arbitration may request the appointing authority to appoint such second arbitrator in accordance with the Rules. The two (2) arbitrators thus appointed shall choose the third arbitrator who will act as the presiding arbitrator of the tribunal.

19.4 If, within thirty (30) days of appointment of the second arbitrator to be appointed, the two (2) appointed arbitrators cannot agree upon the third arbitrator, either Party may request the appointing authority to appoint the third arbitrator.

19.5 The arbitration shall take place in Zurich, Switzerland. The language to be used in the arbitration proceedings shall be English. The Parties expressly waive any right to appeal an arbitral award to any court whatsoever, and the arbitral award shall be final and binding upon the Parties.

19.6 The arbitral award shall contain the reasons upon which the award is based and an award of costs.

19.7 The right to arbitrate under this Article 19 shall survive the termination of this Agreement.

19.8 Albpetrol expressly waives any right to claim sovereign immunity in connection will any proceeding instituted pursuant to this Article 19, any proceeding to compel enforcement of this Article 19, or any proceeding to enforce any award made by arbitration under this Article 19.

19.9 Judgement on the award rendered may be entered in any Court having jurisdiction or application may be made to such Court for a judicial acceptance of the award and an order of enforcement, as the case may be.

19.10 Any matter in dispute between Albpetrol and Contractor which in terms of this Agreement is to be referred to an Expert, or for any dispute relating to a failure of the Advisory Committee to approve a request or proposal of Contractor, shall be referred for determination by a sole expert. The Expert shall be given terms of reference which shall be mutually agreed between the Parties. The Expert shall be appointed by agreement between Albpetrol and Contractor. If Albpetrol and Contractor fail to appoint the expert within thirty (30) days after agreement on the terms of reference has been reached, either Party may apply to the International Chamber of Commerce Centre for Technical Expertise, Paris, France, for appointment of an expert in accordance with its Rules. The Expert shall make his determination in accordance with the provisions contained herein based on the best evidence available to him. Representatives of Albpetrol and Contractor shall have the right to consult with the Expert and furnish him with data and information, provided the Expert may impose reasonable limitations on this right. Any such data and information has to be submitted to the other Party to the dispute at the same time. The Expert shall be free to evaluate the extent to which any data, information or other evidence is substantiated or pertinent. The Expert's fees and expenses, and the costs associated with an appointment, if any, made by the International Chamber of Commerce Centre for Technical Expertise, shall be borne equally by Albpetrol and Contractor. The Expert's determination shall be final and binding upon the Parties, subject to any manifest error in his determination.

## Article 20
## Environmental and Safety Measures, Prevention of Loss

20.1 Contractor shall conduct Petroleum Operations in a safe and proper manner in accordance with generally accepted international petroleum industry practice and shall cause as little damage as reasonably practicable to the general environment, including, *inter alia*, the surface, air, lakes, rivers, sea, animal life, plant life, crops, other natural resources and property.

20.2 In the event of a blow-out, accident or other emergency, Contractor shall take all immediate steps to bring the emergency situation under control and protect against loss of life and loss of or damage to property and prevent harm to natural resources and the general environment.

20.3 In the event Albpetrol reasonably determines that any work or installations erected by Contractor (but not those works or installations which were in place prior to the Effective Date or are transferred to Contractor after the Effective Date) endanger or may endanger persons or third party property or cause pollution or harm the environment to an unacceptable degree, Albpetrol may require Contractor to take remedial measures within a reasonable period and to repair any damage to the environment.

In the event that Contractor fails to take the remedial measures required by Albpetrol within the time period established therefor, Albpetrol may carry out such remedial measures for Contractor's account.

Any remedial measures required to be undertaken by environmental authorities of the Government of Albania in respect of those works or installations in the Contract Area which were in place prior to the Effective Date or were transferred to Contractor after the Effective Date shall be for Albpetrol's account.

20.4 The parties acknowledge that the Existing Baseline Study identifies the status of the environmental condition of portions of the Contract Area during periods prior to and as at the Effective Date. Contractor shall as soon as reasonably possible after the Effective Date submit for the approval from the relevant environmental authority a report (the "Baseline Study") on the environmental baseline status of the Project Area as at the Effective Date. With each expansion of the Project Area or take over of a new well, as the case may be, Contractor shall submit for the approval from the Environmental Authority a Baseline Study on the environmental baseline status of the expanded portion of the Project Area or newly taken over well, as the case may be, as at the relevant date.

20.5 Contractor shall not be liable for any Environmental Damages incurred prior to the date of approval of the Baseline Study, as established by the Existing Baseline Study and each subsequent Baseline Study. Albpetrol shall indemnify and hold harmless Contractor from and against any and all Losses and Liabilities suffered or incurred by Contractor and pertaining to Environmental Damages applicable to the Contract Area, except to the extent that it can be demonstrated that the Petroleum Operations conducted by Contractor in the Project Area after the Effective Date were the sole cause of the Environmental Damages.

20.6 Contractor shall take all reasonable measures within its control according to generally accepted standards in the international petroleum industry to prevent the loss or waste of Petroleum above or under the ground during the performance of Petroleum Operations.

## Article 21
## Goods and Services

21.1 Contractor, its contractors and subcontractors shall give priority to goods and materials produced in Albania if these goods and materials are being offered under equally favorable conditions regarding the quality, price and availability, and in the quantities required. Contractor shall give priority to services performed by Albanian sub-contractors if such services are offered under equally favorable conditions regarding the quality, price and availability they may be offered by foreign sub-contractors

For the above purposes, prices for locally manufactured materials, equipment, machinery and consumables and for services of local contractors shall be compared with the prices of goods and services in the international market after transportation and insurance costs have been added.

21.2 Contractor shall solicit competitive bids for any services performed pursuant to items included in a Annual Program and Budget, if such services is expected to exceed two million US Dollars (US$ 2,000,000.00). Albpetrol may attend the opening of bids for all such tenders.

## Article 22
## Abandonment

22.1 All equipment and facilities (including wells) used exclusively in the Petroleum Operations will be Abandoned, upon NPA approval, in conformity with the generally accepted practices of the international petroleum industry. However, nothing contained in this Agreement will oblige Contractor to Abandon the unused equipment or facilities in the Petroleum Operations, and Albpetrol, NPA and the Ministry will protect, indemnify and hold Contractor harmless against costs and claims based on such obligations.

22.2 The Abandonment Costs will be included in the Petroleum Costs. In order to enable the Contractor to recover the Abandonment Costs, and in accordance with the License Agreement, five years prior to the date set by the Contractor to Abandon all the Petroleum Operations in the Project Area (or at such earlier times as may be reasonable to obtain such a recovery), the Abandonment Costs estimated by the Contractor and the time of their recovery in compliance with the following paragraph of this Article 22.2 shall be included in an Abandonment Plan and shall be submitted to NPA for approval. NPA will immediately consider the estimation of the LICENSEE and will not unreasonably delay or withhold its approval. If, after ninety (90) days of receipt of the LICENSEE's estimate, NPA has failed to forward comments to the LICENSEE in writing, the estimated Abandonment Costs proposed by the LICENSEE will be deemed to have been approved by NPA.

22.3 Upon approval of the estimate by NPA, the estimated Abandonment Costs will be included in Petroleum Costs and recovered in accordance with this Agreement and at the time provided in the estimate. However, amounts equal to the estimated Abandonment Costs will be deposited in an interest bearing escrow account in a mutually accepted international financial institution in London, England, or in such other location as NPA and Contractor may agree. Once the Abandonment Costs are covered, Contractor will withdraw its Abandonment Costs from the escrow account. Upon the termination of the Abandonment, any surplus funds in the escrow account after payment of the Abandonment Costs shall be released to Contractor.

## Article 23
## Confidentiality

23.1 Except as otherwise specified under this Agreement, all information acquired or received under this Agreement shall be maintained by the Parties as strictly confidential and shall not be divulged without the prior written consent of the other Party while this Agreement remains in force, except to the extent required to comply with laws, rules or regulations of any stock exchange to which Contractor may be subject unless such information becomes part of the public domain through sources other than Contractor. Furthermore, Contractor shall be bound by these obligations of confidentiality for a period of five (5) years following termination of this Agreement.

23.2 Albpetrol and Contractor may disclose any such information to its employees, Affiliates, consultants or subcontractors to the extent required for the efficient conduct of Petroleum Operations provided that in the case of disclosure to employees and Affiliates it ensures adequately the protection of the confidential nature of the information concerned, and in the case of disclosure to consultants or subcontractors provided that the intended recipients have first entered into a confidentiality undertaking.

23.3 For purposes of obtaining new offers on relinquished portions of the Contract Area or on areas adjacent to the Contract Area, Albpetrol may show any other entity data on such relinquished portions in uninterpreted and basic form during the term of this Agreement.

23.4 Subject to obtaining confidentiality undertakings as provided in Article 23.2 above, either Party may disclose such information obtained pursuant to this Agreement as required by financing institutions from which the disclosing Party is seeking finance for the purposes of carrying out its obligations hereunder.

23.5 Subject to obtaining a confidentiality agreement, Contractor may show any such information to bona fide potential assignees who have an interest in the petroleum rights granted to Contractor under this Agreement.

## Article 24
## Termination

24.1 This Agreement may be terminated by Contractor by giving not less than ninety (90) days written notice to Albpetrol, provided that such termination shall not relieve Contractor from any unfulfilled commitment or other obligation under this Agreement accrued prior to such termination.

24.2 This Agreement may be terminated by Albpetrol by giving not less than one hundred and twenty (120) days written notice to Contractor in the following events:

24.2.1 if Contractor has repeatedly committed a material breach of its fundamental duties and obligations under this Agreement and has been advised by Albpetrol of Albpetrol's intention to terminate this Agreement. Such notice of termination by Albpetrol shall only be given if Contractor upon receiving notice from Albpetrol that it is in material breach and does not rectify or has not commenced to substantially rectify such breach within six (6) months; or

24.2.2 if Contractor does not substantially comply with any final decision resulting from an arbitration procedure pursuant to Article 19 hereof; or

24.2.3 if Contractor is adjudged bankrupt by a competent court or, if there is more than one entity constituting Contractor, any of them has been declared bankrupt without the other entities or entity taking appropriate action to remedy the situation with regard to this Agreement.

Termination by Albpetrol pursuant to this Article 24.2 shall not relieve Contractor from any unfulfilled commitment or other obligation under this Agreement accrued prior to such termination, including without limitation payment of monetary obligations for unfulfilled work commitments, surface restoration, environmental remediation and abandonment.

24.3 Subject to earlier termination pursuant to Articles 24.1 or 24.2, this Agreement shall automatically terminate in its entirety if all of the Contract Area has been relinquished or the Development and Production Period or any subsequent extension has lapsed pursuant to Articles 3.4 and 3.7.

**Article 25**
**Audits**

Albpetrol shall have a period of twelve (12) months from receipt of each Cost Account statement pursuant to the Accounting Procedure in which to audit and raise objections as to any such Cost Account statement, provided that Albpetrol shall not be entitled to conduct more than two audits of Contractor's books, records and accounts in any Fiscal Year. Albpetrol and Contractor shall agree on any required adjustments. Supporting documents and accounts will be available to Albpetrol during said twelve (12) month period. If within the time limit of the three (3) months period following the lapse of the above twelve (12) month period Albpetrol has not advised Contractor of its exception to such statement, such statement shall be considered as approved.

**Article 26**
**General Provisions**

26.1 Notices

(a) Notices and other communications required or permitted to be given under this Agreement shall be deemed given when delivered and received in writing, either by hand or through the mall or by fax transmission, appropriately addressed as follows:

to Albpetrol:

Albpetrol SH. A.
Lagja "29 Marsi"
Patos, Albania
Attention: Executive Director

Facsimile: +355 381 3662 or +355 34 220 52

to Contractor:

Saxon International Energy Ltd.
1 st floor , Cayman Corporate Centre
49 Hospital Road, PO Box 1793 GT
George Town, Grand Cayman BWI
Attention: Vice President Exploration

Facsimile: +________________________

copy to

**Saxon International Energy Ltd.**
Lagjjia Kastriot
Rruga Vasil Peçuke
Fier, Albania
Attention: Resident Manager

Facsimile: +355 381 2342

Albpetrol and Contractor may change their address or addresses by giving notice of the change to each other.

(b) Notices to be given by Albpetrol to Contractor shall be deemed given if given to Contractor's office in Tirana.

26.2 Liability

26.2.1 Contractor shall not be liable to Albpetrol except where Contractor's senior supervisory personnel is grossly negligent in performing the Petroleum Operations.

26.2.2 Under no circumstances shall Contractor be liable for consequential or indirect damages such as loss of profit or loss of production.

26.2.3 In case of any damage for which Contractor is held liable pursuant to Article 26.2.1, Contractor shall endeavour to promptly and diligently take the necessary measures in accordance with international industry practices, to mitigate the damage and to restore normal operations. Contractor shall pay the appropriate compensatory damages for which it is finally declared liable.

26.2.4 Contractor shall indemnify the Albanian Government, Albpetrol and their employees, officials, directors and respective agents for all claims by third parties for personal damage or property damage resulting from the performance of Petroleum Operations conducted by or on behalf of Contractor, including without limitation, reasonable solicitor's fees and costs of defence, provided Contractor shall not be held responsible under this Article 26.2.4 for any loss, claims, damage or injured caused by or resulting from any negligent action of the Albanian Government, Albpetrol and their employees, officials, directors and respective agents.

26.3 Insurance

Contractor shall, as part of Petroleum Operations, maintain insurance which a reasonable and prudent operator in the Petroleum industry would maintain in connection with its operations.

26.4 Language of Text

This Agreement is made and entered into in both the English language and the Albanian language. In the event of a conflict between the English language version and the Albanian language version, the English version will prevail.

26.5 Effectiveness

This Agreement is legally binding on and from the Effective Date.

26.6 Entire Agreement

This Agreement (together with any documents referred to in it) constitutes the whole agreement between the Parties and supersedes any previous agreements, understandings, arrangements, representation, undertakings and warranties between the Parties relating to the subject matter of this Agreement, including without limitation the terms of the bid for the Contract Area submitted to NPA.

26.7 Parent Company Guarantee

Contractor undertakes to cause its parent company to execute a guarantee for the Evaluation Program in the form as set out in Annex C. Contractor and Albpetrol agree that the parent company guarantee must have been received by Albpetrol after execution of this Agreement by the Parties hereto but prior to submission of this Agreement by Albpetrol to the Council of Ministers for its approval.

26.8 Annexes

Annexes A, B, C, D, E and F are made hereby an integral part of this Agreement and shall be considered as having equal force and effect with the provisions of the main body of this Agreement. However, in the event of a conflict between the main body and any of the Annexes, the provisions of the main body shall prevail.

26.9 Variation

No variations to this Agreement shall be effective unless made in writing and signed by the Parties.

26.10 Waivers

The failure of any Party to exercise or enforce any right concerned by this Agreement shall not be or be deemed to be a waiver of any such right.

26.11 Sovereign Immunity

Any Party that now or hereafter has a right to claim sovereign immunity for itself or any of its assets hereby waives any such immunity to the fullest extent permitted by the laws of any

**ANNEX A**

CONTRACT AREA

Map and Geodetic Coordinates of Contract Area

The Gorani, Driza, Marinza zones and underlying limestone in the area marked below:


4,387,750
4,526,000
I
H
4,388,950
4,526,000
4,380,974
4,523,103
J
Marineza
FIER
Sheqishta
Zhareza
Patosi
L
4,388,950
4,506,550
E
4,390,450
4,505,050
D
4,390,450
4,502,200
B
4,382,958
4,500,290
4,380,602
4,500,337
A
C
4,322,956
4,499,800
Projection / Coordinates
Gauss-Kruger (Pulkovo 1942)

# ANNEX B

## ACCOUNTING PROCEDURE

## Article 1
## General Provisions

This Accounting Procedure applies to and shall be observed in the establishment, keeping and control of all accounts, books and records of accounts under the Agreement.

The Agreement and this Accounting Procedure are intended to be correlative and mutually explanatory. Should, however, any discrepancy arises, then the provisions of the Agreement shall prevail.

1.1 Definitions

1.1.1 The terms used in this Accounting Procedure have the same meanings as set out for the same terms in the Agreement.

1.1.2 "Controllable Material" means Material which Contractor subjects to record control and inventory in accordance with good international petroleum industry practice.

1.1.3 "Material" means any equipment, machinery, materials, articles, supplies and consumables either purchased, or leased, or rented, or transferred by Contractor and used in the Petroleum Operations.

1.2 Books and records

Books and records of accounts, including tax returns, will be kept in accordance with generally accepted and recognised international accounting principles consistent with Albanian law, and consistent with modern petroleum industry practices and procedures to the extent that such practices and procedures do not conflict with Albanian law. Books and records of account shall be in the English language and US Dollars.

1.3 Revision of Accounting Procedure

By mutual agreement between Albpetrol and Contractor, this Accounting Procedure may be revised from time to time in the light of future arrangements.

## Article 2
## Petroleum Costs

2.1 Petroleum Costs

Contractor shall maintain a Cost Account in which there shall be reflected all Petroleum Costs.

Such Petroleum Costs shall be used in the calculation of the Albpetrol Share in Article 9. Without limiting the generality of the foregoing, the costs and expenditures considered in Annex B Articles 2.2 to 2.23 hereafter are included in Petroleum Costs. Petroleum Costs including all those accumulated prior to the approval of the first Development Plan shall be

fully included without amortisation commencing in the Calendar Quarter in which such costs are incurred. It is understood that neither the Albpetrol Share nor the Deemed Production shall be treated as Petroleum Costs, but the costs of Contractor in producing and delivering to Albpetrol the Albpetrol Share and the Deemed Production are Petroleum Costs.

2.2 Labour and related costs

2.2.1 The actual costs of all Contractor's employees and the costs of personnel assigned or temporarily assigned or loaned to Contractor. Such costs shall include but not be limited to:

(a) gross salaries and premiums or wages;

(b) cost of overtime, holiday, vacation, sickness, disability benefits and other customary allowances applicable to the salaries and wages chargeable under (a) hereof;

(c) expenses, taxes and other charges, if any, made pursuant to assessments or obligations imposed by ministerial authority which are applicable to the cost of salaries and wages chargeable under (a) hereof;

(d) cost of established plans for employees' life insurance, hospitalisation, pensions, saving and other benefit plans of like nature applicable to the salaries and wages chargeable under (a) hereof;

(e) transportation and relocation costs and costs of transportation of the employee and such employee's family (limited to spouse and dependent children) and household as statutory or customary for Contractor;

(f) all travel and relocation costs of employees and their families to and from the employee's country or point of origin during the time of employment;

(g) accommodation costs for employees;

(h) premiums, overtime, customary allowances and benefits which will be applicable to national employees in the Republic of Albania, all as chargeable under (a) hereof.

2.3 Employees training expenses

Training expenses for Contractor's employees or assigned or temporarily assigned or loaned to Contractor.

2.4 Material

2.4.1 The cost of Material shall be charged to the Cost Account on the basis set forth below. Contractor does not guarantee Material. The only guarantees are the guarantees given by the manufacturers or the vendors, as long as they are in force.

2.4.1.1 Except as otherwise provided in Subpart 2.4.1.2 below, Material shall be charged at the actual net cost incurred by Contractor as the vendor's

net invoice price, packaging, transportation, loading and unloading expenses, insurance costs, duties, fees and applicable taxes if any less all discounts actually received.

2.4.1.2 Material supplied by Contractor from its own warehouse shall be charged at the price specified herein below:

(a) New Material (Condition "A") shall be valued at the current international net invoiced cost which shall not exceed the price prevailing in normal arm's length transactions on the open market.

(b) Used Material (Conditions "B", "C" and "D" and junk Material):

(i) Material which is in sound and serviceable condition and is suitable for re-use without reconditioning shall be classified as Condition "B" and priced at seventy-five percent (75%) of the current price of new Material defined in (a) above.

(ii) Material which cannot be classified as Condition "B" but which after reconditioning will be further serviceable for its original function shall be classified as Condition "C" and priced at fifty percent (50%) of the current price of new Material as defined in (a) above. The cost of reconditioning shall be charged to the reconditioned Material provided that the value of Condition "C" Material plus the cost of reconditioning do not exceed the value of Condition "B" Material.

(iii) Material which has a value yet cannot be used in its original function and which therefore cannot be classified as Condition "B" or Condition "C" shall be classified as Condition "D" and priced at a value commensurate with its use.

(iv) Material which is usable and which cannot be classified as Condition "B" or Condition "C" or Condition "D" shall be classified as junk and shall be considered as having no value.

2.4.2 *Inventories*

At reasonable intervals, at least annually, inventories shall be taken by Contractor of all Controllable Material, and following each inventory, books and records shall be adjusted to reflect the results of the inventory. Contractor shall give thirty (30) days written notice of the intention to take such inventories to allow Albpetrol to choose whether to be represented when the inventory is taken, or not to be represented.

2.5 <u>Indirect Expenses</u>

Base overhead and facilities such as shore base, warehouses, water systems, road systems, salaries and expenses of field supervisory personnel, field clerks, assistants, and other general employees indirectly serving the Project Area.

Commissions and marketing or brokerage fees related to sale of Petroleum.

2.6 Transportation

Transportation of Material and other related costs, including but not limited to origin services, expediting, crating, dock charges, forwarder's charges, surface and air freight, and customs clearance and other destination services. Transportation of Petroleum to the relevant Delivery Point, including without limitation pipeline charges (both fixed and variable) and trucking costs.

2.7 Services

2.7.1 The actual costs of contract service, professional consultants, and other services performed by third parties.

2.7.2 Costs of use of facilities and equipment located inside or outside the Republic of Albania for the direct benefit of the Petroleum Operations, furnished by Contractor or its Affiliated Companies or third parties at rates corresponding with the cost of ownership, or rental, and the cost of operation thereof.

2.8 Administrative and General Expenses in the Republic of Albania

While Contractor is conducting activities under the Agreement, cost of staff and maintaining Contractor's head office in the Republic of Albania, and/or other offices established in the Republic of Albania shall be charged to Petroleum Costs.

In the event such personnel and office costs of Contractor or Contractor's Affiliates for the purpose of this Agreement are not fully attributable to the Petroleum Operations then such costs shall be charged on an equitable basis.

Costs of travel and accomodation related to Advisory Committee meetings shall be charged to Petroleum Costs, whether such meetings occur inside or outside of the Republic of Albania.

2.9 Administrative Overheads

Contractor's parent company administrative overheads outside the Republic of Albania applicable to the operations under this Agreement shall be charged each year in accordance with the following rates:

Contractor's parent company personnel who are involved in administering Contractor activities related to the Petroleum Operations shall record the time spent on matters related to such administration. There shall be a charge to Petroleum Costs for the time spent by each of those personnel, calculated as follows: such personnel's time spent in each month on administration of the Petroleum Operations shall be divided by such personnel's total working time spent on all matters in that month, and the fraction shall be multiplied by the sum of the salary costs and benefit costs of such personnel.

In no case may the amount charged to Petroleum Costs under this Article 2.9 exceed $250,000 in the 2005 Calendar Year, and in any subsequent Calendar Year, $250,000 adjusted for inflation using the U.S. Consumer Price Index.

2.10 Taxes

All taxes, duties or levies paid in the Republic of Albania by Contractor with respect to this Agreement other than those covered by Article 13.1 of the Agreement, if any.

2.11 Surface Rights

All direct costs attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Area.

2.12 Damages and Losses to Material and Facilities

Subject to Article 26.2 of the Agreement, all costs or expenses necessary for the repair or replacement of Material and facilities resulting from damages or losses incurred by fire, flood, storm, theft, accident, or any other cause beyond the reasonable control of Contractor.

2.13 Insurance and Claims

2.13.1 Premiums paid for insurance to cover the risks related to Petroleum Operations according to Contractor's practice or any of its employees and/or outsiders, which is in compliance with international petroleum practice or which is required by law.

2.13.2 Subject to Article 26.2 of the Agreement, actual expenditure incurred in the settlement of all losses, claims, damages, judgements, and other expenses (including legal expenses as set out below) for the benefit of the Petroleum Operations.

2.14 Legal Expenses

All costs or expenses of litigation or legal services to protect Contractor's interest in the Contract Area under or pursuant to the Agreement and otherwise necessary or expedient including but not limited to legal counsel's fees, arbitration costs, court costs, cost of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims. These services may be performed by Contractor's legal staff and/or an outside firm as necessary, provided these costs are not originating from Contractor's unsuccessful disputes with Albpetrol.

2.15 Charges and Fees

All charges and fees which have been paid by Contractor with respect to the Agreement.

2.16 Offices, Camps and Miscellaneous Facilities

Cost of establishing, maintaining and operating any offices, sub-offices, camps, warehouses, housing and other facilities such as recreational facilities for employees. If these facilities service more than one (1) contract area the costs thereof shall be allocated on an equitable basis.

2.17 Service Agreement Expense

Expenditures under any service agreement entered into between Contractor and any of its Affiliated Companies.

2.18 Environment

Costs incurred for any of the operations foreseen in Article 20.

2.19 Abandonment

Costs incurred or amount accrued in accordance with Article 22.

2.20 Other Expenditures

Subject to Albpetrol approval which shall not be unreasonably withheld any reasonable expenditures not covered or dealt with in the foregoing provisions which are incurred by Contractor for the necessary and proper performance of the Petroleum Operations and the carrying out of its obligations under the Agreement or related thereto.

2.21 Currency Gains or Losses

Currency losses incurred by Contractor shall be charged to Petroleum Costs, and currency gains incurred by Contractor shall be credited to Petroleum Costs.

2.22 Credits under the Contract

The net proceeds of the following transactions will be credited to the accounts under the Contract:

(a) the net proceeds of any insurance if the premium was cost recoverable or claim in connection with the Petroleum Operations or any assets charged to the accounts under the Contract;

(b) revenue received from outsiders for the use of property or assets charged to the accounts under the Agreement which have become surplus to Petroleum Operations and have been leased or sold;

(c) any adjustment received by Contractor from the suppliers/ manufacturers or their agents in connection with defective equipment or material the cost of which was previously charged by Contractor under the Contract;

(d) rentals, refunds or other credits received by Contractor which applies to any charge which has been made to the accounts under the Contract;

(e) proceeds from all sales of surplus Material charged to the account under the Agreement, at the net amount actually collected.

2.23 No Duplication of Charges and Credits

Notwithstanding any provision to the contrary in this Accounting Procedure, it is the intention that there shall be no duplication of charges or credits in the accounts under the Agreement.

**Article 3**
**Contractor's Revenues**

3.1 Contractor's Revenues shall be determined on a cash basis based on sales at the Delivery Point. Costs upstream of the Delivery Point are included in Petroleum Costs under Article 2 above.

**Article 4**
**Financial Reports to Albpetrol**

4.1 The reporting obligation provided for in this Part shall apply to Contractor and shall be in the manner indicated hereunder.

4.2 Contractor shall submit to Albpetrol within forty-five (45) days of the end of each Calendar Quarter:

4.2.1 A report of expenditure and receipts under the Agreement analysed by budget item showing:

(a) actual expenditure and receipts for the Calendar Quarter in question;

(b) actual cumulative expenditure to date;

(c) variances between budget expenditure and actual expenditure, and explanations thereof.

4.2.2 A Cost Account statement containing the following information:

(a) Petroleum Costs brought forward from the previous Calendar Quarter, if any;

(b) Petroleum Costs incurred during the Calendar Quarter;

(c) total Petroleum Costs for the Calendar Quarter (a) plus (b) above;

(d) amount of Petroleum produced for the Calendar Quarter, the amount of Petroleum sold for the Calendar Quarter, and the amount of Contractor's Revenue for the Calendar Quarter;

(e) calculation of the R Factor for the Calendar Quarter; and

(f) amount of Petroleum Costs to be carried forward into the next Calendar Quarter, if any.

4.3 After the commencement of production Contractor shall, within thirty (30) days after the end of each Calendar Quarter, submit a production report to Albpetrol showing for the

Development and Production Area the quantity of Petroleum, expressed in tonnes, cubic meters and barrels:

(a) held in stocks at the beginning of the month;

(b) produced during the month;

(c) lifted, and by whom;

(d) lost and consumed in Petroleum Operations, and

(e) held in stocks at the end of the month.

## ANNEX C

PARENT COMPANY GUARANTEE

WHEREAS, Saxon International Energy Ltd. ("Contractor") and Albpetrol Sh. A. ("Albpetrol") have entered into a Petroleum Agreement for the Evaluation, Development and Production of Petroleum in Patos-Marinza Field, dated ___________, 2004 ("Agreement"); and

WHEREAS, Contractor's PARENT COMPANY, a company organized and existing under the laws of __________ , with its registered office at ______________ owns 100 % of the shares of Contractor; and

WHEREAS pursuant to the terms of the Agreement, Contractor undertook to submit a guarantee to Albpetrol executed by its PARENT COMPANY in such form as hereinafter set forth ("Parent Company Guarantee"); and

WHEREAS, Contractor holds hundred Percent (100%) participating interest in the rights, privileges duties and obligations of Contractor under the Contract; and

WHEREAS, Albpetrol desires that Contractor's obligations relating to its minimum expenditure required for the Evaluation Program pursuant to Article 6.1 of the Agreement (hereinafter referred to as the "Obligations") be guaranteed by the PARENT COMPANY; and

WHEREAS, the PARENT COMPANY acknowledges to be fully cognizant of the extent of the Obligations of Contractor under the Agreement and hereby agrees, in consideration of the participation of Contractor in and under the Agreement, to provide this Parent Company Guarantee as required under the Agreement.

NOW, THEREFORE it is hereby stipulated as follows:

1. Subject to Clause 3 and Clause 6 hereinbelow PARENT COMPANY hereby irrevocably guarantees to Albpetrol and NPA the payment to NPA of any sums which may become due and payable by Contractor under the Agreement as a result of the non-fulfillment by Contractor of its Obligations.

2. This Parent Company Guarantee is issued for the purpose of meeting the guarantee requirements in respect of Contractor under the Agreement and shall become available and effective on the Effective Date of the Agreement and shall terminate on the latest date at which Contractor has fulfilled its Obligations for the respective Evaluation Period pursuant to Article 6.1 of the Agreement, as the case may be.

3. The maximum sum, calculated in accordance with Article 6.1 of the Agreement, for which Parent Company may be held liable hereunder during the Evaluation Period shall amount to United States Dollars Two Million (US $2,000,000.00).

4. In the event that Contractor assigns its interest under the Agreement to an Affiliate of Contractor, this Parent Company Guarantee shall continue in force and apply *mutatis mutandis* to the Obligations of such Affiliate. Should Contractor assign all of its participating interest to a third party, this Parent Company Guarantee shall cease to have effect, and all the obligations of the PARENT COMPANY hereunder shall

terminate on the date the assignment to the third party is approved by Albpetrol and NPA and accepted by the third party. Should Contractor assign part but not all of its participating interest to a third party, the PARENT COMPANY shall, upon the date the assignment is approved by Albpetrol, be relieved of its obligations hereunder to the extent of the participating interest so assigned, and the liability of the PARENT COMPANY shall be reduced accordingly.

5. Failure by Albpetrol at any time to require performance by the PARENT COMPANY of any provisions herein shall in no way affect the right of NPA thereafter to enforce the same in respect of a subsequent default by Contractor nor shall it affect Albpetrol's right to enforce any of the other provisions of this Parent Company Guarantee.

6. Where the performance of the obligations of Contractor is suspended as a consequence of force majeure or otherwise as provided for in the Agreement, the obligations of the PARENT COMPANY under this Parent Company Guarantee shall likewise be suspended.

7. Terms used in this Parent Company Guarantee which are defined in the Agreement shall have the meaning as assigned to them in the Agreement.

IN WITNESS WHEREOF this Parent Company Guarantee is signed by a duly authorized officer of ______ on the ______ day of _______ 2004.

## ANNEX D

EVALUATION PROGRAM

1. *Evaluation Wells.* Contractor will:

   (i) select eight wells from the Contract Area for reactivation or re-completion in the Driza reservoir;

   (ii) select two wells from the Contract Area for reactivation or re-completion in the Marinza reservoir;

   (iii) select two wells from the Contract Area for reactivation or re-completion in the Southern Area Patos Marinza (Driza); and

   (iv) maintain the following existing 28 producing wells and disposal well: all Pad D and Pad H wells and pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842.

   The above wells are the "Evaluation Wells". The square area 142.25 m North, East, South and West centered on each Evaluation Well shall comprise the "Evaluation Area".

2. *Evaluation Program.* The following program of work (the "Evaluation Program") shall be conducted on the Evaluation Wells and the Evaluation Area during the Evaluation Period:

   (i) conduct reactivation or re-completion activity according to a program of Contractor's choosing;

   (ii) maintain existing operational and HSE standards in the Contract Area;

   (iii) evaluate performance of the Evaluation Wells, from an engineering and economic basis;

   (iv) evaluate requirements for additional water disposal capacity and increase capacity as required;

   (v) prepare a production, reserves and reservoir performance report.

3. *Expenditure Commitment.* Contractor commits to expend at least US$2,000,000 in capital expenditures during the first eighteen months after the Effective Date in conducting the Evaluation Program and adding the water disposal well contemplated in clause 4(iv). If the cost of the capital expenditures for the Evaluation Program and the water disposal well are less than US$2,000,000, Contractor may elect to expand the activities of the Evaluation Program by selecting additional wells for reactivation or re-completion.

4. *Other Activities During Evaluation Period.* Contractor shall also conduct the following activities during the Evaluation Period:

(i) carry out an update of the reserves evaluation of the Contract Area to a level of detail determined by Contractor;

(ii) evaluate existing and future infrastructure for development and commercialisation of product for internal and export markets;

(iii) review gas conservation and utilisation within the Evaluation Area; and

(iv) increase water disposal capacity in the Evaluation Area by adding an additional disposal well;

(v) develop truck offloading options at either Fier or Ballsh refineries for crude oil sales delivery of production; and

(vi) review and report on Continuous Sand Extract Technology.

## ANNEX E

### INSTRUMENT OF TRANSFER

THIS INSTRUMENT OF TRANSFER is made the day of ..................., 2004

BETWEEN:

(1) ALBPETROL SH.A. ("Albpetrol") an Albanian State Company, whose principal place of business is at Patos, Albania;

(2) SAXON INTERNATIONAL ENERGY LTD. ("Saxon"); a Cayman company, with a branch registered in the Republic of Albania; and

(3) AGJENSIA KOMBETARE E HIDROKARBUREVE ("NPA") a legal entity authorized by Decision No. 445, dated September 3, 1993, of the Government of the Republic of Albania.

WHEREAS:

Albpetrol is a party to a Licence Agreement made the [ ] day of [ ] 2004 with the Ministry of Industry and Energy as represented by NPA and Saxon wish to join with Albpetrol in the conduct of Petroleum Operations (as therein defined).

NOW THIS INSTRUMENT WITNESSES that in consideration of and subject to Saxon entering into a Petroleum Agreement (as defined in the said Licence Agreement) with Albpetrol:

(1) Albpetrol hereby transfers all its rights, privileges and obligations under the Licence Agreement mentioned above to Saxon subject to said Petroleum Agreement.

(2) Albpetrol and Saxon agree that they will jointly and severally be liable to the Ministry under the said Licence Agreement for all duties and obligations of the Licensee subject only as specifically provided in the said Licence Agreement.

(3) By its execution of this Instrument of Transfer, the NPA confirms that it has given its prior written approval to this transfer, that Saxon has handed to the NPA reasonable evidence of their financial and/or technical competence and that the NPA was not asked in an unreasonable or unfair way not to refuse its consent and that they accept that Albpetrol and Saxon are parties to the said Licence Agreement as the Licensee.

(4) This Instrument of Transfer is conditional upon Albpetrol and Saxon entering into the said Petroleum Agreement and the approval of the Council of Ministers to that Petroleum Agreement.

(5) Following execution of this Instrument of Transfer, the interests of Saxon and Albpetrol shall be as defined in the said Petroleum Agreement.

IN WITNESS WHEREOF, the parties have executed this Instrument of Transfer the day and year first above written:

SIGNED by

duly authorised for and

on behalf of

"Albpetrol" (..................................................)

SIGNED by

duly authorised for and

on behalf of

"SAXON" (..................................................)

SIGNED by

duly authorised for and

on behalf of

"NPA" (..................................................)

## ANNEX F

TAKEOVER PROCEDURE

### A. General Take Over Procedures

Promptly after the Effective Date, Albpetrol and Contractor shall undertake a transfer of operating responsibilities for the Project Area. This transfer will be a process similar to the one pursuant to which Anglo-Albanian Petroleum transferred operating responsibilities to Albpetrol in March, 2004 including without limitation the preparation of any inventory list of assets, rights, documents and materials. This includes, without limitation, the transfer and delivery to Contractor by Albpetrol, Albpetrol Q.ZH.T.N.N.R. Patos and any of their Affiliates of the following assets, rights, documents and materials located in the Contract Area or at Lagjjia Kastriot, Rruga Vasil Peçuke, Fier, and used or useful in connection with activities in the Project Area. The assets, rights, documents and materials will be substantially the same as those described in the Patos Marinza Development Project, Handover List, Rev. 3 24/03/2004 Final Updated List, except for consumed materials, and shall include, without limitation, the following:

1. Current & Fixed Assets, including:

   (a) Portacabins;

   (b) Vehicles;

   (c) Furniture; and

   (d) Information Technology Equipment.

2. Facilities, including:

   (a) Pad D Inventory;

   (b) Pad H Inventory;

   (c) Single Well Lease Inventory (for the nine wells outside of Pads D and H to be identified by Contractor on or about the Effective Date); and

   (d) New Ecology Pit.

3. Material/Stock Inventory, including:

   (a) Category 2 materials; and

   (b) Medical Equipment & Stock.

4. Studies, as described in the Patos Marinza Development Project, Handover Study Lists, Rev 3 24/3/2004.

5. Title & Contract Transfers, including:

   (a) Land leases; and

(b) Vehicle documents, including title and licence documents.

6. All Pad D and Pad H wells and pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842.

**B. Well Take Over Procedures**

1. *Contractor Responsibilities*

(a) Contractor Notice:

(i) Contractor will provide Albpetrol with a preliminary list of wells intended for take over for each Calendar Quarter, within thirty days of the start of that Calendar Quarter. This preliminary list may be revised after well file information and well and casing condition are verified.

(ii) Two weeks notice will be provided prior to required take-over date.

(iii) If Contractor elects to perform preliminary casing verification work utilising Albpetrol tractor rig and services, the take over is not official until Contractor has provided written notice of its acceptance of well conditions. For the purposes of calculating Deemed Production of a particular well, the effective date of the well take over will be retroactive to the date the preliminary casing verification work commenced. If preliminary well verification work is performed, and Contractor elects not to take over the well, then Contractor shall compensate Albpetrol for lost production during the period that the well was shut in for verification work. Compensation shall be paid in kind, based on the average daily production in the ten days preceding the shutting in of the well.

(iv) If Contractor elects to add additional wells not provided in the preliminary list for that Calendar Quarter, Albpetrol will not unreasonably withhold or delay such approval.

(b) Well Data and Services for Wellbore Integrity

(i) Contractor will make request for required information either with the notice delivered two weeks prior to the Calendar Quarter or at any other time.

(ii) Contractor will submit program requirements for well casing verification to Albpetrol and the other requested services Albpetrol is required provide. It is Contractor's intent to only take over wells which do not exhibit significant down hole casing or well bore integrity problems. Should a well be found to have such damage, Contractor will have Albpetrol re-run equipment as to the condition prior to servicing at Contractor's cost, and Contractor will have no further liabilities associated with such well. Only with final take-over of the well does Contractor take on liabilities for any well (provided that

liability for conditions prior to take over remain with Albpetrol as per the Petroleum Agreement).

(iii) Contractor may request Albpetrol to carry out tractor rig services to verify casing integrity and other wellbore cleanout work as required by Contractor's program. Contractor and Albpetrol will agree to a Service Agreement outlining conditions and costs for Albpetrol's services on terms similar to those available from arm's length third parties. A Request for Services (RFS) will be submitted by Contractor with the program should it require Albpetrol's services.

(c) Lease Construction

(i) Contractor will remove Albpetrol derrick and equipment to Albpetrol designated location within the Contract Area at Contractor's cost when the well is being taken over for production operations and not in situation where it is taken over only for suspension of Albpetrol operations within designated reservoir area or for monitoring purposes.

(ii) Contractor will remove contamination to Albpetrol's designated contaminated soil site at Contractor's cost. Environmental Damages for removed material remains with Albpetrol as being a pre-existing condition.

(iii) Contractor may request Albpetrol to carry out removal of contaminated soils, removal of derrick and equipment and possibly construction of new lease. Such requests will be made through a RFS and be carried out in accordance with an agreed Service Agreement.

(iv) Contractor will reconstruct lease to its standards and as per Environmental permit and regulations.

(d) Takeover Wells for Monitoring

(i) Contractor may take over wells but not place on active production for reasons of monitoring reservoir conditions and for optimal reservoir recovery and spacing requirements.

(ii) Liability for future operations on these wells will be limited to the wellbore and any fluids released from them. Contractor will not be required to remove Albpetrol's equipment from these leases, nor remove any contamination. Should equipment be required by Albpetrol (except for down hole tubing which may be required to remain in the hole), Albpetrol is entitled to remove it at its cost and in its current condition. Wellhead will remain secured and locked, and power to site de-activated.

(iii) The only inventory recorded for transfer will be related to the wellhead and downhole.

(iv) Contractor will have free access to this site.

(e) Inventory

(i) On prior day to official take-over Contractor representatives will meet at site to take an inventory of equipment to be taken over by Contractor.

(ii) Inventory will be included in a take-over release form to be signed by both Albpetrol and Contractor representatives. This will include pre-existing liabilities for Albpetrol and assumption of lease by Contractor at these conditions.

(iii) It should be noted that inventory taken over may not be available in the future due to operations consumption and deterioration, and Contractor is not liable in any way to return such.

(f) Pre-Existing

(i) Pre-Existing production will be calculated based on formula in the Petroleum Agreement and based upon production data supplied by Albpetrol. Contractor has the right to review in details such calculations and methods for past calculation. Once accepted by both Parties this production will be the basis for future pre-existing calculations.

2. *Albpetrol Responsibilities*

(a) Handover Well Site

Albpetrol will provide well and site to Contractor within two weeks.

(b) Well Data

(i) Albpetrol will provide by the 15th day of each subsequent month production data (net oil, water, sand and producing hrs) for all wells within the Contract Area that are Operated by Albpetrol.

(ii) Albpetrol will provide well file information (either copy of original) within 1 week of request from Contractor, whether for a take-over well or otherwise.

(c) Pre-Existing Conditions

(i) Pre-existing conditions will remain the liability of Albpetrol. Contaminated materials removed from the site prior to the take-over date will go to Albpetrol's designated storage and remediation site and remain Albpetrol's liability.

(ii) As per the Petroleum Agreement, a Baseline Study will be performed on each well prior to take-over to identify pre-existing conditions. Albpetrol will cooperate with any such study. No further activities will occur on these sites once this has been completed and Contractor has taken over the well (whether for monitoring or for production).

(iii) Any activities by Albpetrol on well sites taken over will result in immediate default by Albpetrol of previous and future pre-existing production obligations by Contractor, with all liabilities passed to Albpetrol, unless Contractor accepts Albpetrol's cessation of such activities and resumption of take over responsibilities.

(d) Well Site Services & Lease Construction

(i) It is Contractors intent to utilise Albpetrol tractor rig for casing integrity verification well services prior to accepting some leases. Albpetrol will offer if available a tractor rig unit for Contractor within notice period and as per agreed Service Agreement.

(ii) For well bores only which are taken over (not wellsite) by Contractor, Albpetrol will provide free access to Contractor. Albpetrol will ensure wellsite power is deactivated. All surface equipment and lease conditions will remain Albpetrol's responsibility. Any removal of surface equipment will be at Albpetrol's discretion and cost.

(e) Inventory & Release

(i) On the day prior to official take-over Contractor representatives will meet at site to take an inventory of equipment to be taken over by Contractor.

(ii) Inventory will be included in a take-over release form to be signed by both Albpetrol and Contractor representatives. This will include pre-existing liabilities for Albpetrol and assumption of lease by Contractor at these conditions.

(iii) It should be noted that inventory taken over may not be available in the future due to normal wear and tear and consumption of consumable material, and Contractor is not liable in any way to return inventory in the condition in which it was delivered to Contractor.

# Petroleum Agreement

## Patos-Marinza Field

dated 19/06/ , 2004

- between -

**Albpetrol Sh.A.**

- and -

**Saxon International Energy Ltd.**

applicable jurisdiction. This waiver includes immunity from (i) any expert determination, mediation, or arbitration proceeding commenced pursuant to this Agreement; (ii) any judicial, administrative or other proceedings to aid the expert determination, mediation, or arbitration commenced pursuant to this Agreement; and (iii) any effort to confirm, enforce, or execute any decision, settlement, award, judgment, service of process, execution order or attachment (including pre-judgment attachment) that results from an expert determination, mediation, arbitration or any judicial or administrative proceedings commenced pursuant to this Agreement. Each Party acknowledges that its rights and obligations hereunder are of a commercial and not a governmental nature.

26.12 Authority

Each entity which is a signatory to this Agreement warrants to the other that it has full power and authority to enter this Agreement and that this Agreement constitutes a legal, valid and binding obligation on it.

IN WITNESS HEREOF, the Parties have entered into this Agreement on the date first above written.

**Albpetrol Sh.A.**

By : Fatos Niko [signature]

Title : ______________________

**Saxon International Energy Ltd.**

By: [signature] Richard Wadsworth

Title : Director

## TABLE OF CONTENTS

This **Petroleum Agreement** is entered into and delivered at Tirana, Republic of Albania, this ____________ day of __________, 2004.

BETWEEN

**Albpetrol Sh.A.**, a state company organised and existing under the laws of the Republic of Albania (hereinafter referred to as "Albpetrol")

ON THE ONE PART

- and -

**Saxon International Energy Ltd.**, a company organised and existing under the laws of the Cayman Islands, and having a branch registered in the Republic of Albania (hereinafter referred to as "Contractor")

ON THE OTHER PART

PREAMBLE

WHEREAS, petroleum operations in the Republic of Albania are governed by Petroleum Law No.7746 dated 28.7.1993 as amended by Law No.7853 dated 29.7.1994 and by Law No. 8297 dated 04.03.1998 jointly cited as the Petroleum (Exploration and Production) Law 1993, by Decree No. 782 dated 22.2.1994 on the Fiscal System in the Petroleum Sector (Exploration-Production) as amended by Law No.7811 dated 12.4.1994 on the Approval of Decree No.782 on the Fiscal System in the Hydrocarbons Sector (Exploration-Production) as well as by Decision No.445 dated 3.9.1993 on Setting Up the National Petroleum Agency (the aforementioned legal documents are collectively referred to as "Petroleum Law"); and

WHEREAS, in the Republic of Albania the state is the only owner of all natural resources within its territory and offshore areas and has the right to explore, develop, extract, exploit and utilise natural resources; and

WHEREAS, the National Petroleum Agency (hereinafter referred to as "NPA") on behalf of the Ministry of Industry and Energy has the exclusive right to enter into a License Agreement with Albpetrol to perform all the Petroleum Operations described in this Agreement; and

WHEREAS, Albpetrol is a party to the Licence Agreement dated June 7, 2004; and

WHEREAS, Contractor, Albpetrol and the NPA have executed the Instrument of Transfer, conditional upon this Agreement becoming effective; and

WHEREAS, the Parties make this agreement to record the terms upon which Contractor will join Albpetrol in the conduct of the Petroleum Operations and become a party to the above mentioned Licence Agreement, and for related purposes; and

WHEREAS, Contractor has the adequate capital, technical and commercial capacity, personnel and organizational capacity required to successfully complete the operations specified below; and

WHEREAS, Contractor agrees to undertake its obligations stipulated hereinafter as a contractor with respect to Petroleum Operations as defined in this Agreement; and

WHEREAS, the Parties each have the right, power and authority to enter into this Agreement; and

WHEREAS, Contractor and Albpetrol intend this Agreement to record the terms upon which Contractor will join Albpetrol in the conduct of Petroleum Operations and become a party to the Licence Agreement, and for related purposes,

NOW, THEREFORE, the Parties hereto agree as follows:

## Article 1
## Definitions

In this Agreement, words in the singular include the plural and vice versa, and except where the context otherwise requires the following terms shall have the meaning set out as follows:

1.1 *"Abandonment"* means the final abandonment through decommissioning, removal, and/or disposal of wells and facilities used for Petroleum Operations and the rehabilitation of the land in the immediate vicinity of an abandoned well to a condition not worse than its condition as of the time immediately before commencement of Petroleum Operations in respect of such well or facilities, and the term "to Abandon" shall have the corresponding meaning.

1.2 *"Abandonment Costs"* means costs and expenditures (whether of a capital or operational nature) incurred or to be incurred in connection with the Abandonment of facilities or equipment.

1.3 *"Abandonment Plan"* means a plan prepared by Contractor or anyone designated by and on behalf of Contractor for the Abandonment of the wells, facilities and equipment used for the Petroleum Operations.

1.4 *"Accounting Procedure"* means the procedures and reporting requirements set forth in Annex B to this Agreement which forms and integrated and indivisible part hereof.

1.5 *"Affiliate"* means a subsidiary company, a parent company or a sister company to a Party or an entity comprising a Party. For the purposes of the foregoing definitions:

(a) a subsidiary company is a company controlled by a Party or an entity comprising a Party;

(b) a parent company is a company that controls a Party or an entity comprising a Party;

(c) a sister company is a company that is controlled by the same Person as a Party or an entity comprising a Party.

*"Control"* means that a Person owns share capital, either directly or through other Persons, which confers upon it a majority of the votes at the stockholders' meetings of the company, which is controlled.

1.6 "*Agreement*" means this Petroleum Agreement together with Annexes as may be amended from time to time by mutual agreement of the Parties and approval of the Council of Ministers, for the evaluation, development and production of Petroleum in the Contract Area.

1.7 "*Albpetrol Operations Zone*" means that portion of the Contract Area which is outside of the Project Area.

1.8 "*Albpetrol Share*" has the meaning given in Article 9.2.

1.9 "*Annual Program*" means an itemized statement of the Petroleum Operations to be carried out within or with respect to the Project Area and the time schedule thereof.

1.10 "*Associated Gas*" means Natural Gas found in association with Crude Oil if such Crude Oil can by itself be commercially produced.

1.11 "*Available Petroleum*" means the amount of Petroleum (less any amount used in Petroleum Operations, flared or injected, and less any Deemed Production to which Albpetrol is entitled under this Agreement) produced, saved and metered from the Project Area at the Measurement Point.

1.12 "*Barrel*" means a quantity of Crude Oil equal to 158.987 litres at standard atmospheric pressure of 1.01325 bar and temperature of sixty degrees Fahrenheit (60°F).

1.13 "*Baseline Study*" has the meaning given in Article 20.4.

1.14 "*Budget*" means an estimate of revenues and expenditures in respect of an Evaluation Program or an Annual Program.

1.15 "*Calendar Quarter*" means a period of three (3) consecutive Months beginning January 1, April 1, July 1 or October 1 and ending March 31, June 30, September 30 or December 31, respectively.

1.16 "*Condensate*" means blends mainly consisting of pentanes and heavier hydrocarbons, directly recovered from the hydrocarbon reservoirs or obtained from gas conditioning, which are liquid under ambient conditions of temperature and atmospheric pressure.

1.17 "*Contractor*" means Contractor and its respective successors or permitted assignees according to Article 16.

1.18 "*Contractor's Revenues*" means the cash proceeds received by Contractor as a result of the sale of Cost Recovery Petroleum and Profit Petroleum, as more fully described in the Accounting Procedure.

1.19 "*Contract Area*" means the geographical area in Albania, which is more specifically (horizontally and vertically) identified in Annex A.

1.20 "*Contract Year*" means a period of one year commencing with the Effective Date or any anniversary of the Effective Date.

1.21 "*Cost Account*" means the set of accounts maintained by Contractor in accordance with the provisions of the Accounting Procedure, showing the charges, credits and other transactions accruing in respect of the Petroleum Operations.

1.22 "*Cost Recovery Petroleum*" has the meaning given in Article 9.2.

1.23 "*Cost Recovery*" has the meaning given in Article 9.3.

1.24 "*Crude Oil*" has the same meaning ascribed to this term in the Petroleum Law.

1.25 "*Deemed Production*" has the meaning given in Article 3.5.1.

1.26 "*Delivery Point*" means the following points agreed to by the Parties and approved by the NPA, or any other points which are agreed by the Parties and approved by NPA:

1.26.1 as to Crude Oil taken by Contractor for export sale, FOB the relevant Albanian port,

1.26.2 as to Crude Oil taken by Contractor for sale to ARMO or otherwise (but not for export sale), at the point of delivery under that crude oil sales contract, and

1.26.3 as to Crude Oil delivered to Albpetrol pursuant to Article 3.5 or Article 9, at Pad D.

1.27 "*Development and Production Area*" means the area as defined in the Development Plan in accordance with Article 7.2.1 or a revised Development Plan. Once designated, the Development and Production Area shall extend to all depths within its lateral boundaries.

1.28 "*Development and Production Period*" means, in relation to the Development and Production Area, the period specified in Article 3.

1.29 "*Development Plan*" means a plan, including the works, relevant activities, and the budgets therefore setting forth the overall strategy for the development and production of Petroleum from the Project Area prepared by Contractor and approved in accordance with Article 7, including any amendments thereto.

1.30 "*Effective Date*" means the date on which the Council of Ministers in accordance with the Petroleum Law issues a decision approving this Agreement.

1.31 "*Environment*" means the components of the earth and includes:

1.31.1 air, land and water;

1.31.2 all layers of the atmosphere;

1.31.3 all organic and inorganic matter and living organisms; and

1.31.4 the interacting natural systems that include components referred to in sections 1.31.1 to 1.31.3.

1.32 "*Environmental Damages*" means any and all loss, injury, death, damage or other event of any kind whatsoever, and howsoever or whenever occurring, to or in relation to the

Environment (including but not limited to any loss or damage to real or personal property) in respect of which any liability or obligation has accrued or may in the future accrue to Contractor, its Affiliates, any predecessor to Contractor or its Affiliates or Subsidiaries, or any of them, to incur any remediation, reclamation, clean-up or other expenses, or to compensate any person or the estate of any individual, whether by reason of any equitable, common law, statutory or civil liability or obligation or remedy available, whether applicable by reason of the ownership of Contract Area or responsibility for any operations conducted on or in respect thereof at any time in the past, present or future, and whether or not resulting from negligence, nuisance or otherwise, which loss, injury or damages shall include but not be limited to all damages, awards, expenses and costs (including legal costs on a solicitor and its own client basis) incurred in any way relating to such matters.

1.33 "*Evaluation Area*" means the square area 142.25 m North, East, South and West centered on each Evaluation Well.

1.34 "*Evaluation Period*" means the period during which Contractor will conduct the Evaluation Program, which period is described in Article 3.2.

1.35 "*Evaluation Program*" means a program of work to be performed by Contractor as specified in Annex D.

1.36 "*Evaluation Well*" means any well in respect of which activity will be occurring during the Evaluation Program.

1.37 "*Existing Baseline Study*" means (i) the Full Environmental Benchmark Survey for the Rehabilitation of the Patos-Marinza Oilfield, Albania by Oakwood Environmental Limited 1997, (ii) D'APPOLONIA 1998 Environmental Baseline Survey of Wellsites and Groups, and (iii) RBA Baseline Survey Feb 2004.

1.38 "*Expert*" means an individual or an entity who is not a resident or citizen of Albania nor has been employed by Contractor, Albpetrol or NPA and who by training and extensive experience, has highly developed knowledge in the technical area wherein lies the dispute or disagreement which he or she is to resolve and who is appointed pursuant to the provision of Article 19.10.

1.39 "*Fiscal Year*" means the period of twelve (12) consecutive months according to the Gregorian calendar starting January 1st and ending December 31st, both dates inclusive.

1.40 "*IOR/EOR Methods*" means Petroleum Operations which aim at reaching the Maximum Efficient Recovery from a Reservoir through improving its natural energy system and its hydrocarbon drainage by applying, without being limited to, recompletion, reworking, cold heavy oil production methods, steam-assisted gravity drainage methods, water injection, repressuring, thermal heating, vertical and horizontal drilling and other enhanced production methods.

1.41 "*Licence Agreement*" means the Licence Agreement dated June 7, 2004 granted by the Ministry and the NPA to Albpetrol governing Petroleum Operations in the Contract Area, and to which Contractor will become a party upon execution and registration of the Instrument of Transfer attached as Annex E.

1.42 *"Losses and Liabilities"* means, in relation to a party, all losses, costs, damages and expenses which that party suffers, sustains or incurs, including but not limited to legal fees and disbursements on a solicitor and its own client basis.

1.43 *"Measurement Point"* means means the point mutually determined by NPA and the Parties, where appropriate equipment and facilities will be located for the purpose of performing all volumetric measurements and other determinations, temperature and other adjustments, determination of water and sediment content and other appropriate measurements, to establish, for the various purposes of the License Agreement and this Agreement, the volumes of Petroleum. The Measurement Point may or may not be the same as the Delivery Point.

1.44 *"Ministry"* means the ministry in charge of petroleum activity in the Republic of Albania.

1.45 *"Natural Gas"* means any hydrocarbons or mixture of hydrocarbons consisting essentially of methane in a gaseous state under normal conditions of pressure and temperature, extracted from the subsoil separately or together with liquid hydrocarbons.

1.46 *"New Evaluation Area"* has the meaning set forth in Article 3.4.6.

1.47 *"New Evaluation Program"* has the meaning set forth in Article 3.4.6.

1.48 *"NPA"* means the agency established by the Government of Albania responsible for implementation of the Hydrocarbon Law, as defined in Decision No 445 dated 03 09 1993 by the Council of Ministers.

1.49 *"Operator"* means Contractor or, if Contractor comprises more than one person, such Person duly appointed by the Parties for executing and implementing the Petroleum Operations in the name of, for the account of, and under the responsibility of Contractor.

1.50 *"Party"* or *"Parties"* means Albpetrol or Contractor or both of them.

1.51 *"Person"* means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Albanian governmental authority, or other form of entity.

1.52 *"Petroleum"* means Crude Oil, Condensate or Natural Gas.

1.53 *"Petroleum Operations"* all or any of the operations including the Abandonment aimed or authorized by the License Agreement and operated by the Parties on or after the Effective Date, including without limitation the testing, development, extraction, production, treatment, transportation and storage of Petroleum of or from the Contract Area pursuant to this License Agreement.

1.54 *"Petroleum Costs"* means all of the costs and expenditures borne and incurred by Contractor in or in connection with the conduct of Petroleum Operations pursuant to this Agreement, determined and accounted for in accordance with the Accounting Procedure, but does not include Taxes.

1.55 *"Project Area"* means:

1.55.1 during the Evaluation Period, that portion of the Contract Area which is designated from time to time as the Evaluation Area;

1.55.2 during the Development and Production Period, that portion the Contract Area which is designated from time to time as Development and Production Area; and

1.55.3 if Contractor undertakes a New Evaluation Program, that portion of the Contract Area which is designated from time to time as the New Evaluation Area.

1.56 "*Profit Petroleum*" has the meaning given in Article 9.4.

1.57 "*Taxes and Duties*" means all taxes, duties, tariffs, fees and other payments of whatever nature payable to the Albanian Government (or to any of its agencies) or to any of its political or administrative sub-divisions (or agencies).

1.58 "*US $*" or "*US Dollars*" means United States Dollars, being the legal currency of the United States of America.

**Article 2**
**Scope of Agreement, Annexes to the Agreement**

2.1 This Agreement is an evaluation, development and production operations arrangement and it shall cover Petroleum Operations in the Contract Area. The rights and obligations of the Parties under this Agreement shall take effect from the Effective Date. Albpetrol shall notify Contractor of the date of the approval of the Council of Ministers within five (5) working days of its occurrence.

2.2 Subject to the terms and conditions of this Agreement and Article 2.3 and 2.4, Albpetrol hereby irrevocably appoints and constitutes Contractor solely and exclusively to conduct Petroleum Operations in the Project Area during the period specified herein, and to expand the Project Area in accordance with this Agreement to include any lands within the Contract Area.

2.3 In accordance with the Section 3.2 of the Licence Agreement, the Parties have the exclusive right:

(a) to conduct Petroleum Operations in the Contract Area;

(b) to treat, store and transport the Petroleum extracted from the Contract Area;

(c) to construct and install all facilities and equipment (including storage, treatment, pipelines and other means of transportation) required for the Petroleum Operations; and

(d) to use for its own account, sell, exchange, export, realize or possess the Petroleum extracted from the Contract Area, and take Profit from and title to such extracted Petroleum.

In accordance with the Section 3.2 of the Licence Agreement, and notwithstanding Article 2.3(a), (b), (c), and (d), any other contractor may conduct petroleum operations for development and production of Petroleum outside of the Contract Area in accordance with any agreement reached between a contractor and NPA. The Ministry, Albpetrol, NPA and the

contractor shall ensure that those petroleum operations will not interfere and unreasonably prevent the normal development of Petroleum Operations of the Contractor in the Contract Area, nor shall Contractor unreasonably prevent or interfere with the petroleum operations of such other contractor.

2.4 Albpetrol has the right to conduct petroleum operations for its own account on any portion of the Contract Area which has not been designated as the Project Area until such time as Contractor requires Albpetrol to cease such operations. Any part of the Contract Area may be selected by Contractor to become the Evaluation Area, a New Evaluation Area or the Development and Production Area in accordance with this Agreement, regardless of whether Albpetrol is conducting petroleum operations in that area.

2.5 Contractor shall be responsible for the execution of Petroleum Operations only in the Project Area in accordance with the provisions of this Agreement, separately from Petroleum Operations conducted by Albpetrol alone in Albpetrol Operations Zone, if any. Accordingly, the rights, interests, obligations, liabilities and indemnities of the Parties in the Contract Area shall be allocated as follows:

| Party | Interest in Project Area | Interest in Albpetrol Operations Zone |
|---|---|---|
| Albpetrol | 0% | 100% |
| Contractor | 100% | 0% |

Without prejudice to Contractor's position as a contractor hereunder, the extent and character of such work to be done by Contractor shall be subject to the review and approval of Albpetrol to the extent provided for in this Agreement. Notwithstanding anything to the contrary in the License Agreement or this Agreement:

2.5.1 each of the Parties is responsible severally and not jointly for the rights, interests, obligations, liabilities and indemnities of LICENSEE as set forth in this Agreement; and

2.5.2 Contractor shall be solely responsible under the License Agreement and this Agreement for Petroleum Operations conducted in the Project Area and not elsewhere, and Albpetrol shall be solely responsible under the License Agreement and this Agreement for Petroleum Operations conducted in the Albpetrol Operations Zone and not elsewhere, including without limitation:

2.5.2.1 obligations pertaining to Abandonment;

2.5.2.2 paying costs and expenses of Petroleum Operations;

2.5.2.3 indemnities;

2.5.2.4 the preparation of the Development Plan and Annual Programs and Budgets;

2.5.2.5 the calculation and payment of Petroleum Profit Tax;

2.5.2.6 compliance with operational and environmental standards;

2.5.2.7 the preparation of baseline studies;

2.5.2.8 the preparation of books, records and accounts of Petroleum Costs, Cost Recovery Petroleum and revenues;

2.5.2.9 force majeure and termination for force majeure; and

2.5.2.10 breach and termination provisions.

Contractor will indemnify Albpetrol, its Affiliates, directors, officers, employees and agents from and against any Losses and Liabilities arising from any breach by Contractor of this Article 2.5.2, and Albpetrol will indemnify Contractor, its Affiliates, directors, officers, employees and agents from and against any Losses and Liabilities arising from any breach by Albpetrol of this Article 2.5.2.

2.5.3 The Parties agree that:

2.5.3.1 any encumbrances granted by a Party may apply only in respect of its interest in the Contract Area; and

2.5.3.2 the rights to free use of Petroleum produced from the Contract Area for Petroleum Operations applies only to the Petroleum produced from and Petroleum Operations conducted in respect of the Parties' respective interests in the Contract Area.

2.6 In performing the Petroleum Operations, Contractor shall provide all technical and financial requirements and employ the methods, procedures, technologies and equipment generally accepted in the international petroleum industry.

2.7 Contractor shall carry out Petroleum Operations hereunder at its sole risk and cost, unless this Agreement expressly provides otherwise.

2.8 Unless otherwise stated herein or otherwise agreed in writing, Contractor shall receive no compensation for its services nor any reimbursement of expenditures under this Agreement, except for the share of Petroleum from the Project Area to which it may become entitled under Article 9.

2.9 During the term of this Agreement, all Petroleum production from the Evaluation Area and any Development and Production Area shall be divided between Albpetrol and Contractor in accordance with the provisions hereof.

2.10 This Agreement does not award Contractor ownership rights over Petroleum *in situ* in the Project Area. However, Contractor shall have the right to receive in kind, dispose of and export freely its share of Petroleum from the Project Area in accordance with the provisions of this Agreement. Contractor shall become a party to the Licence Agreement by the execution of the Instrument of Transfer, which has been executed by Albpetrol and Contractor simultaneously with execution of this Agreement.

2.11 The Annexes A, B, C, D, E and F to this Agreement are hereby made a part of this Agreement and they shall be considered as having equal force and effect with the provisions

of this Agreement. However, in the event of any conflict between the Annexes and the body of this Agreement, the body of this Agreement shall prevail.

**Article 3**
**Term**

3.1 Unless sooner terminated in accordance with the terms hereof, this Agreement shall remain in effect during the Evaluation Period and any Development and Production Period.

3.2 The Evaluation Period commences on the Effective Date and continues until the last day of the month which is eighteen months following the Effective Date. Contractor shall conduct the Evaluation Program during the Evaluation Period. If Contractor and Albpetrol are of the opinion that a longer period is required to complete the Evaluation Program or evaluate results of the activities and IOR/EOR Methods conducted in the Evaluation Program, then upon written request and approval of NPA, the Evaluation Period shall be extended for a further period of up to six months, which written request must be delivered at least forty five (45) days prior to the expiration of the Evaluation Period.

3.3 Contractor may elect to terminate this Agreement upon completion of the Evaluation Period, by written notice to Albpetrol, with a copy to NPA. If Contractor so terminates this Agreement, all wells, operations and assets (moveable and immoveable) will be returned to NPA or its nominee and Contractor shall be released from all liabilities associated with this Agreement.

3.4 Development Plan.

3.4.1 At any time before the end of the Evaluation Period, Contractor may propose a Development and Production Area for (i) the Evaluation Area, and (ii) such other portion of the Contract Area which, based on the experience with the Evaluation Program, Contractor believes may be capable of economic Petroleum Operations. Contractor shall submit a Development Plan for the Development and Production Area. The Development Plan shall be prepared on the basis of sound engineering and economic principles in accordance with generally accepted international petroleum industry practice.

3.4.2 The Development Plan shall be submitted to the NPA for approval. The NPA may request changes to the Development Plan, and Contractor may amend the Development Plan in response to such requests with the approval of the Parties.

3.4.3 If the NPA does not approve the Development Plan notwithstanding that it reflects sound engineering and economic principles in accordance with generally accepted international petroleum industry practice, either of the Parties may submit the dispute for expert determination in accordance with the provisions of the License Agreement.

3.4.4 During the period in which the Development Plan is waiting approval by the NPA or being revised by Contractor in response to requests of the NPA, Contractor may continue operations in the Evaluation Area and the proposed Development and Production Area similar to those being conducted during the Evaluation Program, provided that Contractor is not required to make any

capital expenditures in excess of its Two Million Dollar ($2,000,000) capital expenditure commitment under the Evaluation Program.

3.4.5 At any time during the implementation of the Development Plan, Contractor may propose a revision to the Development Plan. Such revisions may include an expansion of the Development and Production Area to include areas contiguous to any part of the existing Development and Production Area to be evaluated from time to time through IOR/EOR Methods which Contractor proposes to undertake under the proposed revision to the Development Plan, subject to the limitation that the Development and Production Area may not be further expanded after the fifth anniversary of the initial approval of the Development Plan without the consent of Albpetrol and NPA. Each revision to the Development Plan shall be prepared on the basis of sound engineering and economic principles in accordance with generally accepted international petroleum industry practice, and shall follow an approval process similar to those for the original Development Plan.

3.4.6 During the implementation of the Development Plan, Contractor may propose and design for approval by the Advisory Committee new evaluation areas within the Contract Area but outside of any existing Development and Production Area for a new Evaluation Period, subject to the limitation that the Project Area may not be further expanded after the fifth anniversary of the initial approval of the Development Plan without the consent of Albpetrol and NPA. Upon NPA approval, which approval will not be unreasonably withheld, such new Evaluation Period will have an initial term of twelve (12) months from commencement, and shall involve a relevant evaluation program (the "New Evaluation Program") involving a minimum work program and capital expenditure commitments and an evaluation area (the "New Evaluation Area") at Contractor's assessment. The New Evaluation Program shall be appended to Annex D. The New Evaluation Area may include the lands within the Contract Area where the new evaluation and subsequent development and production activities may occur. After completion of each new Evaluation Period, an addendum of the Development Plan must be submitted or the New Evaluation Area relinquished.

3.4.7 During the new Evaluation Period the Contractor shall carry out the minimum work program and capital expenditure commitments as described and detailed in the New Evaluation Program and appended to Annex D, providing however that if, at the expiration of the New Evaluation Period, or any extension thereof, or upon termination of this License Agreement, whichever first occurs, Contractor has failed to carry out in accordance with this Agreement, in whole or in part, the minimum work program and capital expenditure commitments as appended to Annex D, then Contractor shall pay to NPA and amount equal to the non fulfilled part of the minimum capital expenditure commitment as appended to Annex D.

3.5 In conducting the Evaluation Program, the Development Plan and any New Evaluation Program, Contractor shall be entitled to take over any existing wells, assets and leases in the Project Area, without compensation where Albpetrol is entitled to such wells, assets and leases, except as provided in this clause.

3.5.1 Any Albpetrol wells in the Contract Area may be taken over by Contractor in accordance with the takeover procedure described in Annex F. Where Contractor takes over any Albpetrol wells, Contractor shall deliver in kind to Albpetrol at Pad D the Deemed Production of such wells in the months subsequent to the takeover. The "Deemed Production" shall be calculated as follows:

3.5.1.1 For Pad D and Pad H wells, the Deemed Production shall be zero.

3.5.1.2 For the pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842, the Deemed Production shall be 32.78 tonnes per month as at the Effective Date, and declined each month after the Effective Date on the basis of an exponential 10% production decline per year. Contractor shall take over these wells on the Effective Date.

3.5.1.3 For any other wells taken over by Contractor, the Deemed Production shall be 70% of the average net Crude Oil production of the well in the six Calendar Months preceding the month in which takeover occurs, and declined each month after takeover on the basis of an exponential 15% production decline per year.

3.5.2 If Contractor takes over any Albpetrol wells as contemplated in Article 3.5.1, then Contractor may elect to direct Albpetrol to shut in any other wells in the vicinity of the wells taken over by Contractor. Contractor shall deliver in kind to Albpetrol at Pad D the Deemed Production of any wells which Contractor directs be shut in, calculated in the same manner as in Article 3.5.1.

3.5.3 Where Contractor takes over any existing wells, assets and leases and Albpetrol is not entitled to same, Contractor shall be responsible for compensation to third parties to obtain such rights.

3.6 Without limiting the rights of Parties under Article 12, in the event that Contractor is prevented or impeded from carrying on Petroleum Operations or from gaining access to the Contract Area for reasons relating to the protection of personnel, subcontractors, or property, or for problems of importing equipment and not within Contractor's control, Contractor's obligations hereunder shall be suspended from the time of the commencement of such impairment until the impairment has been alleviated. As soon as practicable thereafter, the Parties shall meet and agree upon a period of time which shall be added to the Evaluation Period and any Development and Production Period, which period of time shall be equivalent to the period of time necessary to restore Petroleum Operations to the status which they occupied at the time of the impairment.

3.7 Contractor may elect to terminate this Agreement at any time during the Development and Production Period, by written notice to NPA. Termination shall take effect ninety days after delivery of the notice. If Contractor so terminates this Agreement, all wells, operations and assets (moveable and immoveable) will be returned to NPA and Contractor shall be released from all liabilities associated with this Agreement other than obligations under this Agreement which have arisen prior to termination, including without limitation any environmental and abandonment obligations under this Agreement and the License Agreement. If Contractor cancels and surrenders the Petroleum Agreement during a Fiscal

Year of the Development and Production Period to which an approved Annual Program and Budget applies, Contractor shall pay to NPA the amount of any unexpended capital expenditures contemplated under the Annual Program and Budget for that Fiscal Year.

3.8 Upon the expiration of the Development and Production Period, the Parties have the right in accordance with the License Agreement to request from NPA an extension of the Development and Production Period for successive periods of five (5) years on the same conditions as provided for herein.

**Article 4**
**Relinquishments**

4.1 Contractor may at any time relinquish voluntarily its rights hereunder to conduct Petroleum Operations in all or any part of the Contract Area. No relinquishment shall relieve Contractor from its unfulfilled minimum commitments for an Evaluation Program and any Annual Program and Budget under Article 3.7 and Article 6.1.

4.2 At least thirty (30) days in advance of the date of a relinquishment under Article 4.1, the Parties shall notify NPA of the portions of the Contract Area to be relinquished.

4.3 Upon the date on which any relinquishment is to take effect upon NPA's approval or the termination of this Agreement, Contractor shall have no further rights or obligations in regard to the relinquished area.

4.4 It is acknowledged that, as a result of relinquishments pursuant to this Article 4, the Development and Production Area may consist of more than one non-contiguous area.

**Article 5**
**Conduct of Operations**

5.1 Advisory Committee

5.1.1 For the purpose of the proper implementation of this Agreement, the Parties shall establish an advisory committee ("Advisory Committee") within forty-five (45) days from the Effective Date. The Advisory Committee shall have the tasks as set out in Article 5.1.5.

5.1.2 Albpetrol and Contractor shall each appoint three (3) representatives and alternate representatives to form the Advisory Committee, and each Party shall designate one of its representatives as a chief representative. All the aforesaid representatives shall have the right to present their views on the proposals at meetings held by the Advisory Committee and cast their votes when a decision is to be made. The chairman of the Advisory Committee shall be the chief representative designated by Contractor and the vice-chairman shall be the chief representative of Albpetrol. The chairman of the Advisory Committee shall preside over meetings of the Advisory Committee. Each representative shall have one vote at all meetings of the Advisory Committee. The Parties may, according to need, designate a reasonable number of additional attendees who may attend but shall not be entitled to vote at the Advisory Committee meetings. Each Party shall advise the other of the names of its representatives within thirty (30) days of the Effective Date and shall give written notice of

replacement of any such representatives. Alternate representatives will deputise for their principal representatives in the absence of the latter ones.

5.1.3 In order to be valid, any decisions required to be taken by the Advisory Committee must have the affirmative vote of at least four (4) representatives present at the meeting either in person or by conference telephone, it being understood that no such decisions shall be valid unless at least three (3) representatives of both Albpetrol and Contractor are present at the meeting, either in person or by conference telephone. Decisions taken by the Advisory Committee shall be recorded and signed on behalf of both Albpetrol and Contractor at the end of any such meeting of the Advisory Committee.

Contractor shall prepare minutes of the meeting within thirty (30) days thereof and dispatch it for approval to the Parties. Failure by a Party to respond within twenty-one (21) days after receipt shall be deemed to be an approval by such Party.

5.1.4 The Advisory Committee shall meet at least twice each Fiscal Year and whenever required by Albpetrol or by Contractor, subject to a 15 days' prior notice to its members, which notice shall include the agenda for the meeting.

Decisions may be made by the Advisory Committee by way of written resolution signed by all six representatives or their respective alternates.

5.1.5 The Advisory Committee shall have the following functions and responsibilities under this Agreement:

5.1.5.1 to provide the opportunity for and to encourage the exchange of information, views, ideas and suggestions regarding plans, performance and results obtained under the Agreement;

5.1.5.2 to review principles established by Contractor from time to time governing various aspects or activities of the Petroleum Operations and to propose, for this purpose, procedures and guidelines as it may deem necessary;

5.1.5.3 to review and approve Annual Programs and Budgets proposed by Contractor for the Development and Production Period, and propose revisions in accordance with Article 8.3;

5.1.5.4 to review Annual Programs and Budgets proposed by Contractor for the Evaluation Period and any New Evaluation Period;

5.1.5.5 to review and approve Development and Production Areas and the Development Plan that Contractor, on behalf of the Parties, plans to propose to NPA for its approval;

5.1.5.6 to cooperate towards implementation of the Annual Programs and Budgets and Development Plan; and

5.1.5.7 such other functions as entrusted to it by the Parties.

5.1.6 However, it is hereby agreed among the Parties that the following decisions are reserved and made solely by Contractor:

5.1.6.1 the location, drilling, testing, completion, take-over of wells for re-completion of any well, either for the production of Petroleum or for other Petroleum Operations, including without limitation the programs, methodology and technology to be utilised in carrying out the above activities;

5.1.6.2 Annual Programs and Budgets during the Evaluation Period; and

5.1.6.3 the areas for relinquishment under the Agreement.

5.2 Operator

5.2.1 If Contractor comprises more than one Company, Contractor shall select one Company to act as Operator which shall conduct Petroleum Operations in the Project Area in accordance with good international oilfield practice. Where the Contractor is comprised of a single entity, that entity is the Operator.

5.2.2 The nomination of a successor Operator shall be subject to the prior approval of Albpetrol which shall not be unreasonably withheld, provided that no such approval is required and only written notification has to be given if the successor Operator is a Company or is an Affiliate of a Company at such time.

## Article 6
## Evaluation

6.1 Contractor shall carry out the Evaluation Program. If, at the expiration of eighteen months following the Effective Date, Contractor has failed to expend US$2,000,000 in conducting the activities comprising the Evaluation Program, then Contractor shall pay to NPA an amount equal to the non-fulfilled part of the minimum financial commitment of the Evaluation Program, as specified in Annex D.

In the event of delay in the payment of the indemnity to be paid to NPA in application of this Article 6.1, the amount owing in this respect will bear interest calculated from the final date on which the indemnities should have been paid, and up to the time on which the payment is done by Contractor, at the annual discount rate of the London Inter Bank Offered Rate (LIBOR) plus one percent.

6.2 If Albpetrol agrees that Contractor may undertake work in respect of the Contract Area prior to the Effective Date and with the approval of NPA, such past costs so incurred shall be treated as Petroleum Costs and the work shall be in (partial) fulfilment of Contractor's obligations under Article 6.1.

6.3 Contractor has the right to spend more than US$2,000,000 and expand the Evaluation Program to include additional activities and work over additional wells within the Project Area if it elects to do so during the Evaluation Period.

**Article 7**
**Development and Production**

7.1 The Development Plan shall be prepared on the basis of sound engineering, environmental and economic principles in accordance with generally accepted international petroleum industry practice.

7.2 The Development Plan shall contain but not limited to:

7.2.1 details and the area extent of the proposed Development and Production Area;

7.2.2 proposals relating to the spacing, drilling and completion of wells, the production and storage installations, and transportation and delivery facilities required for the production, storage and transportation of Petroleum;

7.2.3 proposals relating to necessary infrastructure investments;

7.2.4 a production forecast and an estimate of the investment and expenses involved;

7.2.5 an estimate of the time required to complete each phase of the Development Plan;

7.2.6 the proposed Delivery Point and Measurement Point.

Albpetrol may require Contractor to provide such further information as is readily available and as NPA may reasonably need to evaluate the Development Plan for any Development and Production Area. Such request for information has to be made within twenty (20) days after receipt of the Development Plan and Contractor shall use reasonable efforts to respond within twenty (20) days.

7.3 If NPA does not request in writing any changes to the Development Plan within forty-five (45) days after submission of the Development Plan or revised Development Plan as approved by the Parties, the Plan or amended Plan shall be deemed approved by NPA.

7.4 If NPA requests any changes to the Development Plan, then the Parties and NPA shall meet within fifteen (15) days of receipt by Contractor of NPA's written notification as to these requested changes to try in good faith to reach an agreement on the Development Plan. Revision to the Development Plan, if agreed within a further period of thirty (30) days, should be incorporated in the Development Plan which shall then be deemed approved by NPA.

If no agreement is reached, either Party may submit the dispute for expert determination in accordance with the License Agreement.

If Contractor desires to materially amend the Development Plan as approved by NPA, it will provide NPA with the proposed amendments pursuant to the procedures set forth in this Article 7.4.

7.5 After the Development Plan has been approved, Contractor shall submit to Advisory Committee at least ninety (90) days before the end of each Fiscal Year a detailed statement of the Annual Program and Budget for the subsequent Fiscal Year in relation to the

Development and Production Area. For the first full Fiscal Year and the portion of the Fiscal Year preceding the first full Fiscal Year, a detailed statement of the Annual Program and Budget therefor shall be submitted to NPA within sixty (60) days after the date of approval of the Development Plan under Articles 7.3 or 7.4. Each such annual detailed statement of the Annual Program and Budget therefor shall be consistent with the Development Plan approved under Article 7.3 or as revised pursuant to Articles 7.4 and 7.6.

7.6 The Parties may at any time submit to NPA for approval revisions to any Development Plan or Annual Program and Budget. These revisions shall be consistent with the provisions of Article 7.1 and shall in the case of revisions to the Development Plan be subject to the approval procedure set forth in Articles 7.3 and 7.4, and in the case of the Annual Program and Budget to the review set forth in Article 5.1.5.3.

7.7 Where Albpetrol and Contractor agree that a mutual economic benefit can be achieved by constructing and operating common facilities (including, but not limited to, roads, pipelines and other transportation, communication and storage facilities), Albpetrol and Contractor shall use reasonable efforts to reach agreement with each other and if necessary with other producers on the construction and operation of such common facilities, investment recovery and charges to be paid.

## Article 8
## Annual Programs and Budgets

8.1 Unless otherwise provided herein, Contractor shall commence the conduct of Petroleum Operations for the wells described in Annex D clause 1 (iv) not later that five (5) days after Albpetrol advises Contractor that the Petroleum Agreement has been approved by the Council of Ministers. The procedure for transfer of assets, operations and responsibilities associated with such wells and related facilities shall be as described in Annex F.

8.2 Within sixty (60) days after the Effective Date the Parties shall submit to NPA an Annual Program and Budget setting forth the Petroleum Operations which Contractor proposes to conduct (or has already commenced conducting) during the Evaluation Period. Subject to Article 6.3, such Annual Program and Budget shall be consistent with the Evaluation Program, but at Contractor's option, it may include a greater amount of activities and capital budget than the Evaluation Program. The approval of neither Albpetrol nor the Advisory Committee is required for any Annual Program and Budget during the Evaluation Period. Contractor may require the amendment of the Annual Program and Budget during the Evaluation Period so long as such revised Annual Program and Budget includes at least the activities and capital budget of the Evaluation Program. A copy of each revised Annual Program and Budget shall be given by Contractor to Albpetrol and NPA.

8.3 At least ninety (90) days before the end of the first Fiscal Year after the approval of the Development Plan and every Fiscal Year thereafter, or such other times as agreed by the Parties, Contractor shall prepare and submit to the Advisory Committee for approval a proposed Annual Program and Budget for the next succeeding Fiscal Year. Each Annual Program and Budget shall be consistent with the Development Plan. Should the representatives of Albpetrol in the Advisory Committee wish to propose a revision as to certain specific features of the said Annual Program and Budget, it shall within twenty-one (21) days after receipt by the Advisory Committee thereof so notify Contractor, specifying in reasonable details its reasons therefor. Promptly thereafter, the Parties will meet and endeavour to agree on the revision proposed by representatives of Albpetrol. Contractor shall

give due regard to the proposals of the representatives of Albpetrol, provided that Albpetrol shall be required to approve any Annual Program and Budget that is consistent with the Development Plan, and any revisions proposed to a Annual Program and Budget that are inconsistent with the Development Plan need not be accepted by Contractor. In the event of a dispute arising in respect of the approval of a Annual Program and Budget, the matter will be referred for Expert determination in accordance with Article 19.10. Prior to the resolution of any such dispute, Contractor's proposed Annual Program and Budget shall be deemed approved for the purposes of interim operations pending resolution.

8.4 The Parties agree to direct the Advisory Committee to approve the Annual Program and Budget in a timely fashion so as to allow the delivery of the proposed Annual Program and Budget to the NPA within the time period estabished in the License Agreement.

8.5 It is recognised by the Parties that the details of a Annual Program may require changes in the light of existing circumstances and as such Contractor may make such changes provided they do not change the general objective of the Annual Program. Any revision to the Annual Program that involves an acceleration of the activities contemplated by the Development Plan, or that expand the activities contemplated by the Development Plan, shall be approved by the Advisory Committee. A copy of such revised Annual Program shall be provided to NPA for approval in accordance with the License Agreement.

8.6 It is recognised by the Parties that the expenditures in the Budget may require changes in light of existing circumstances and as such Contractor may make such changes provided that the general objective of the Annual Program has not changed. Any revision to the Budget that involves an acceleration of the activities contemplated by the Annual Program or Development Plan, or that expand the activities contemplated by the Annual Program or Development Plan. shall not require the approval of the Advisory Committee.

8.7 It is further recognised that in the event of emergency requiring immediate action, Contractor may take all actions it deems appropriate to protect its interests and those of its employees and any costs so incurred shall be included in the Petroleum Costs. An emergency condition will exist when life, health, or property are endangered by existing conditions or potential conditions such as blowouts, fires, explosions, collisions, severe weather conditions, acts of war, vandalism or sabotage.

**Article 9**
**Albpetrol Share and Cost Recovery**

9.1 Contractor shall provide all funds required to conduct Petroleum Operations under this Agreement. Contractor shall have the right to use free of charge Petroleum produced from the Project Area to the extent it considers necessary for Petroleum Operations under this Agreement.

9.2 Available Petroleum shall be measured at the Measurement Point and allocated as set forth in this Agreement. Available Petroleum shall be allocated between Albpetrol (the "Albpetrol Share") and Contractor ("Cost Recovery Petroleum") based on the R Factor as defined below, as set forth in the following table:

| R Factor | Albpetrol Share | Cost Recovery Petroleum |
|---|---|---|
| 0.0 < R < 1.0000 | 1% | 99% |
| 1.0000 ≤R < 1.5000 | 3% | 97% |

RW [signature]

| | | |
|---|---|---|
| $1.5000 \leq R < 2.0000$ | 4% | 96% |
| $2.0000 \leq R$ | 5% | 95% |

The Albpetrol Share shall be lifted in oil and delivered in kind to Albpetrol in the Contract Area at Pad D.

The R Factor is calculated as follows:

$$R_N = \frac{A_K}{B_K}$$

where:

$R_N$ means the R Factor for Calendar Quarter N.

$A_K$ means the sum of Contractor's Revenues minus profit petroleum tax accrued in Calendar Quarter N and all preceding Calendar Quarters following the Effective Date.

$B_K$ means the sum of Petroleum Costs in Calendar Quarter N and all preceding Calendar Quarters following the Effective Date.

Any re-adjustment in entitlement for the current Calendar Quarter will be spread over the remainder of the current Fiscal Year in a way that the Party which is entitled to additional Available Petroleum for the current Calendar Quarter will lift the readjustment quantity in equal monthly proportions in addition to its regular entitlements. If the production in any month is insufficient to supply the re-adjustment quantity, then the unsupplied entitlement shall be carried forward and spread equally over the remaining months of the current Calendar Quarter.

The determination of the R Factor shall first be done for the first Calendar Quarter following the Effective Date.

9.3 Contractor shall be entitled to the Cost Recovery Petroleum to recover all Petroleum Costs borne by it inside or related to the Project Area ("Cost Recovery"). Petroleum Costs shall be as described in Annex B.

9.4 After Contractor has recovered all of its Petroleum Costs from the Cost Recovery Petroleum, the remaining Cost Recovery Petroleum shall be "Profit Petroleum". As its reward for the risk of conducting the Petroleum Operations under the Petroleum Agreement, Contractor shall be entitled to 100% of the Profit Petroleum.

**Article 10**
**Employment**

10.1 Contractor will select its management and employees according to its discretion, and shall determine the conditions of employment and the number of employees to be used for Petroleum Operations. However Contractor and its sub-contractors will, to the extent available, employ qualified Albanians to carry out the Petroleum Operations, giving priority to Albpetrol personnel, if their professional skills, knowledge and expertise fit with operational requirements. Otherwise, Contractor shall be free to employ such expatriate professionals as it deems necessary.

**Article 11**
**Title to Assets**

11.1 Tangible Property

11.1.1 Title to assets in possession of Contractor in connection with the Petroleum Operations shall, by virtue of the License Agreement, be transferred to NPA at the time the costs of such fixed and movable assets have been fully recovered as Petroleum Costs, or at the time of termination or relinquishment of Petroleum Operations, whichever first occurs, all such assets being in good working order, normal wear and tear excepted. In any event, Contractor retains the right to full and free use of the aforementioned assets during the term of this Agreement, including those installed before the Effective Date.

Any movable asset may be sold to a third party with the prior approval of NPA, which approval shall not be unreasonably withheld. The proceeds from the sale of any asset shall be used by Contractor as a recovery of Petroleum Costs.

11.1.2 Notwithstanding Article 11.1.1 above, it is expressly agreed that any assets belonging to a third party or to Affiliates and rented by Contractor for the purpose of Petroleum Operations, and any assets owned by Contractor's subcontractors or their Affiliates, will not become the property of NPA.

11.1.3 Income resulting from the use by third parties of items which become the property of NPA pursuant to Article 11.1.1 shall be credited to the Cost Account during the term of this Agreement.

11.2 Intangible Property

11.2.1 *Original Data*

Upon the termination of the License Agreement, Contractor will hand over to NPA all original data. All such original data (including but not limited to seismic, geophysics, geologic, gravimetric, magnetometric, logging, drilling, production, construction, design, etc.) will be the property of the Albanian Government.

Contractor shall supply Albpetrol this data on a current basis.

All Intangible Property in the possession of Albpetrol or NPA shall be provided to Contractor free of charge.

However, Contractor, or its assignees as defined by Article 1.17 and Article 16, will be entitled to retain and freely use copies of such data, and consequently will be granted a perpetual, non-exclusive and royalty-free licence to use and sub-licence the use of said data.

11.2.2 *Interpreted Data*

Interpreted Data based on Original Data referred to in section 11.2.1 above, whether created by Contractor, by its Affiliates or by third parties upon remuneration by

Contractor, shall remain the sole property of Contractor and shall be considered, as confidential information as per Article 23 of the Agreement.

However Albpetrol is entitled to receive copy of all the final reports concerning the above data and to use it solely for its own needs.

**Article 12**
**Rights and Obligations of the Parties**

12.1 As of the Effective Date, Contractor will be entitled to use:

(a) exclusively, free of charge, all the existing facilities and equipment in the Contract Area for the performance of the Petroleum Operations for:

(i) the implementation of the Evaluation Operations and the Development and Production Operations;

(ii) application of IOR/EOR Methods in the whole Contract Area and in accordance with the conditions and terms of this Agreement; and

(iii) Production of Petroleum in the Project Area,

but without materially adversely affecting the operations of Albpetrol outside of the Project Area;

(b) free of charge and for the performance of the Petroleum Operations, all other assets, equipment, means and infrastructure (including roads, electricity power lines and water, oil and gas pipelines) existing in the Contract Area or located at Lagjjia Kastriot, Rruga Vasil Peçuke, Fier on the Effective Date of this Agreement, but (unless otherwise agreed with the supplier) subject to payment, on a non-discriminatory basis, at reasonable cost for electricity, water, oil and gas used;

(c) under commercially reasonable terms and conditions, the pipelines that transport the Petroleum produced in the Contract Area to the ports and refineries in Albania; and

(d) all technical data available to NPA pertaining to the Contract Area provided that Contractor shall reimburse NPA for all reasonable cost incurred for the preparation of such data transfer and the cost of copying such data.

12.2 Contractor shall have the right during the term hereof to freely lift, process, transport, dispose of and export its share of Petroleum and retain abroad the proceeds obtained therefrom.

12.3 Contractor shall provide all necessary funds and shall bear all costs and expenses required in carrying out Petroleum Operations under this Agreement except to the extent as is otherwise provided in this Agreement.

12.4 Contractor shall endeavour to achieve the efficient use and safe development for and production of Petroleum and optimise the ultimate economic recovery of Petroleum from the Project Area.

12.5 Contractor shall ensure that all materials, equipment and facilities used in Petroleum Operations comply with generally accepted engineering norms, are of proper construction and are kept in optimal working order.

12.6 Contractor shall purchase or lease all equipment, materials, services and supplies required to be purchased or leased pursuant to the Annual Programs.

12.7 Contractor shall keep Albpetrol informed in the course of all activities to be performed under this Agreement and provide Albpetrol:

(a) with weekly reports of estimated Petroleum production;

(b) monthly reports on the Petroleum production and Petroleum Operations; and

(c) quarterly reports on Petroleum Costs.

12.8 Contractor shall permit representatives of Albpetrol to inspect at all reasonable times (but upon reasonable notice) the Petroleum Operations under this Agreement, provided such inspection does not unreasonably hinder the Petroleum Operations.

12.9 Contractor shall maintain full original records of all technical Petroleum Operations under this Agreement for a period not less than twenty-four months. Costs so incurred are fully chargeable as Petroleum Costs.

12.10 Albpetrol and NPA shall ensure that Contractor has use of the railways, roads, highways, water, land surface, timber, electricity, sanitary structures and other infrastructures in Albania, at commercially reasonable rates and on a non-discriminatory basis, in conformity with Albanian legislation, so as to be able:

(a) to perform the Petroleum Operations in compliance with this Agreement; and

(b) to produce, transport, export and sell Petroleum in or from Albania as provided in this Agreement and the Petroleum Law.

12.11 Albpetrol and NPA shall ensure that Contractor is granted, in accordance with Articles 7 and 10 of the Petroleum Law, all the rights, permits, licenses, approvals and other authorizations that it may reasonably require in order to perform the Petroleum Operations in conformity with this Agreement, and that any compensation which Contractor may be required to pay, pursuant to Article 10(2) of the Petroleum Law, shall be reasonable and non-discriminatory.

12.12 Albpetrol and NPA shall make available to Contractor all technical data available to Albpetrol or NPA pertaining to the Contract Area provided that Contractor shall reimburse Albpetrol or NPA for all reasonable cost incurred for the preparation of such data transfer and the cost of copying such data.

12.13 Contractor will reserve and retain every sample and sludge obtained from the drilling of a well in the manner, place and time determined by NPA with special regulations. All samples obtained by Contractor for its own purposes will be considered subject to inspection by NPA at any time that NPA requests, within the official working time. Subject to the foregoing, Contractor shall be free to export cores and cuttings for analyses abroad. Unless

otherwise agreed with Albpetrol, Contractor shall keep samples of such cores and cuttings equivalent in size and quality in Albania.

12.14 Contractor shall be free to export originals of technical data records abroad, subject to NPA approval, and provided a monitor or a comparable record is maintained by Contractor or Albpetrol in Albania.

12.15 Any Associated Gas produced in association with Crude Oil from the Project Area shall be available to Contractor for use in Petroleum Operations, free of charge. Any such quantities not taken by Contractor may be flared.

12.16 Any Associated Gas produced from the Project Area, to the extent not used in Petroleum Operations hereunder, may be flared if the processing or utilization thereof is not economical and is not technically and commercially viable to re-inject Associated Gas. Such flaring shall be permitted to the extent that gas is not required to effect the economic recovery of Crude Oil by secondary recovery operations, including re-pressuring and recycling.

12.17 The parties acknowledge that the nature of their respective rights and obligations under this Agreement with respect to the Contract Area is such that unitization of areas that are entirely within the Contract Area is not required to protect the respective rights of the Parties or to preserve or optimize the recovery of Hydrocarbons from the Contract Area.

## Article 13
## Taxation

13.1 Contractor shall be liable to tax on Profit in conformity with Law No.7811, date 12.04.1994 "On approval of decree No.782, date 22.2.1994 "On the fiscal system in the hydrocarbons sector (Exploration-Production)", and amended by Law No.8297, date 04.03.1998, and in conformity with the License Agreement.

13.2 Other than those Taxes and Duties set forth in Article 13.1 and Article 14.1, Contractor and its respective Affiliates, subcontractors and expatriate personnel shall be exempted from Albanian Taxes and Duties, with respect to all activities relating to the Petroleum Operations to the extent so provided in Albanian Law. This exemption does not include normal port, warehouse and postal charges and other similar customary charges of general application for actual services rendered.

13.3 Contractor's foreign subcontractors will not be responsible for Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations. Contractor's Albanian sub-contractors will not be discriminated against with regard to Taxes and Duties to the extent that they apply, directly or indirectly, to the Petroleum Operations.

13.4 Expatriate employees of Contractor and its sub-contractors will not be subject to Taxes and Duties on any income or profit realized by them, directly or indirectly, from their work in the Petroleum Operations, nor on the import or re-export of their personal or household belongings, which items may be freely imported and subsequently exported.

**Article 14**
**Imports and Exports**

14.1 Contractor and its subcontractors engaged in carrying out Petroleum Operations under this Agreement shall be permitted to import, and shall be exempt (with the exception of normal port and warehouse charges of general application in Albania for actual services rendered to LICENSEE) from Custom Duties as for the equipments, machineries, materials, etc, to be used in carrying out Petroleum Operations under this License Agreement.

14.2 The same exemption is valid even for the articles of personal use of the foreign employees of the contractor and its subcontractors, having relations with the Petroleum Operations.

14.3 Nevertheless Contractor and its sub-contractors shall give priority to the goods and materials produced in Albania if these goods and materials are being offered under equally favorable conditions regarding the quality, price and availability, and in the quantities required.

**Article 15**
**Books of Account, Currency, Exchange Control and Payments**

15.1 Contractor shall maintain at its office in Albania books of account in accordance with the Accounting Procedure and with accounting practices generally used in the international petroleum industry and in conformity with Albanian Law, and such other books and records as may be necessary to show the work performed under this Agreement, including the amount of all Available Petroleum.

15.2 Contractor shall keep its books of account and accounting records including the Cost Account in US Dollars.

15.3 Contractor shall maintain a US $ bank account and a bank account in Albanian Leke. All payments from the US $ account made in Currencies other than the US $ shall be recorded in the books in US $ at the exchange rate in effect at the time of transaction. Valuation made in currencies other than the US $ shall be recorded in the books in US $ at the exchange rates in effect at the time the valuation was made. The rate of exchange for such valuations shall be established by using the average of the buying and selling rates of the currency for the day on which the transaction occurred as quoted in the Financial Times (London Edition) or such other quoted rates as may be mutually agreed. For transactions occurring on dates when there is no exchange rate published, the exchange rate shall be established by reference to the rate published on the immediately preceding publishing date.

All Albanian Leke payments shall be translated to US $ at the average official buying rate as issued by the Central Bank of Albania for the month in which the expenses/credits are recorded in the books.

Neither Albpetrol nor Contractor shall experience an exchange gain or loss at the expense of, or to the benefit of the other Party. Any currency exchange losses or gains resulting from the differences between exchange rates for accounting purposes as mentioned above and the actual exchange rates when buying the corresponding non- US $ currency for the purpose of payment shall be continuously charged or credited to the Cost Account.

15.4 Any payments which Albpetrol is required to make to Contractor or which Contractor is required to make to Albpetrol shall be paid in US $, not later than thirty (30) days following the end of the month in which the obligation to make such payment occurs.

15.5 For the purposes of this Agreement, Contractor shall have complete freedom to:

15.5.1 open, operate and maintain bank accounts both inside and outside Albania;

15.5.2 receive and retain outside Albania and freely dispose of foreign currency received by it outside Albania, including the proceeds of sales of Petroleum hereunder, and Contractor shall not be obligated to remit such proceeds to Albania with the exception of those proceeds as may be needed, in Contractor's judgement, to meet its expenses in Albania;

15.5.3 pay directly outside of Albania for purchase of goods and services necessary to carry out Petroleum Operations hereunder;

15.5.4 pay its expatriate Employees working in Albania in foreign currencies outside of Albania, such expatriate employees shall only be required to bring into Albania such foreign currency as may be required to meet their personal living expenses;

15.5.5 fully repatriate abroad all Contractor's proceeds from the Petroleum Operations in Albania, including but not limited to the proceeds from the sale of Petroleum;

15.5.6 freely import and export foreign exchange and maintain inside Albania foreign currency accounts.

15.6 In the event a Party fails to make payment hereunder on the due date, interest shall be charged on any amounts in default. The applicable interest rate shall be the 3 months LIBOR for US Dollar deposits taken on the first day of default plus 2.5 percentage points, as published by the National Westminster Bank Limited, London, at 11 a.m.

**Article 16**
**Assignment**

16.1 Contractor will not transfer to any Person, fully or partly, any of its rights, privileges, duties and obligations under this Agreement without the prior written approval by Albpetrol, which approval shall not be unreasonably withheld or delayed. Any Person to whom such rights, privileges, duties and obligations are transferred shall be competent technically and financially, and such transfer shall otherwise comply with the requirements of Article 16.3.

16.2 Notwithstanding Article 16.1, but subject to the requirements of Article 16.3, Contractor will be free to transfer its rights, privileges, duties and obligations under this Agreement to an Affiliate following the expiration of sixty (60) days' prior written notification to Albpetrol of such transfer, provided that Contractor provides a written guarantee of the full performance by such Affiliate of all duties and obligations under this Agreement which are to be transferred. At any time subsequent to such transfer, the former Contractor which has made the transfer may request that Albpetrol no longer require the foregoing guarantee, and such request shall not be unreasonably refused or delayed by

Albpetrol upon a showing that the Affiliate to which the transfer has been made independently possesses the technical and financial competence to fully perform the duties and obligations which have been transferred to it. Any transfer by Contractor to an Affiliate without the foregoing written guarantee from Contractor shall be subject to the requirements of Article 16.1.

16.3 With respect to the transfer of LICENSEE's rights, privileges, duties and obligations under this License Agreement, the following conditions shall be met:

(a) Contractor's duties and obligations shall be properly fulfilled until the date when the request for approval is made, or Contractor shall guarantee, jointly or independently, the accomplishment of any obligation of which has not been fulfilled as of such date;

(b) the Person to whom the transfer is to be made shall provide to Albpetrol reasonable evidence of its financial and/or technical competence; and

(c) the instrument of transfer should include provisions which clearly state that the Contractor is held responsible for all the commitments contained in this Agreement and every written modification or amendment that may be effected until the date of transfer, and should further declare that Contractor does not have any claims for change of the terms of this Agreement as a condition for the transfer. The instrument of transfer shall be subject to review and approval by Albpetrol, and Albpetrol shall not unreasonably withhold or delay such approval.

16.4 Contractor may encumber its rights under this Agreement for the purpose of increasing of the financing of the Petroleum Operations, with the prior written consent by Albpetrol (which consent shall not be unreasonably withheld or delayed).

16.5 Upon transfer of all of its rights, privileges, duties and obligations to another Person in accordance with this Article 16, Contractor making the transfer shall cease to have any rights under or interest in this Agreement as Contractor.

## Article 17
## Force Majeure

17.1 The failure of any Party to perform any obligation under this Agreement, if occasioned by act of God or the public enemy, fire, explosion, perils of the sea, flood, drought, war, riot, hostilities not amounting to war, sabotage, accident, embargo, government priority, requisition or allocation, or other action of any government authority, or by interruption of or delay in transportation, shortage or failure of supply of materials or equipment from normal sources, labor strikes, or by compliance with any order or request of any governmental authority or any officer, department, agency, or committee thereof, or any other circumstance of like character beyond the reasonable control of a Party (herein, "Force Majeure"), shall not subject such Party to any liability to the other Party. In such event, the Party subject to the event of Force Majeure shall use its reasonable efforts to minimize the effects of such event and to overcome such event as soon as practicable.

17.2 Except as otherwise provided herein, in the event that by Force Majeure a Party is rendered unable to carry out its obligations under this Agreement, the Party shall give notice

and all particulars of such event of Force Majeure in writing to the other Party within ten (10) days after the occurrence of the cause relied upon, and the obligations of each Party, so far as the same are affected by such Force Majeure, shall be suspended during the continuance of such event of Force Majeure.

17.3 In the event that, for an uninterrupted period of two (2) years following, and as a result of, an event of Force Majeure, any Party is unable to perform its obligations under this Agreement, as a result of such event of Force Majeure and not of a breach of its obligations hereunder that is unaffected by such event of Force Majeure, this Agreement may be terminated on the second anniversary of such event of Force Majeure by either Party.

## Article 18
## Governing Law

18.1 (a) Subject to Article 18.1(b), the activities of Contractor in performing the Petroleum Operations shall be governed by and conducted in accordance with the requirements of the Albanian Law.

(b) All questions with respect to the interpretation or enforcement of, or the rights and obligations of the Parties under, this Agreement and which are the subject of arbitration in accordance with Article 19 shall be governed by the laws of England.

18.2 Albpetrol acknowledges that Contractor has entered in this Agreement in reliance on the laws, rules and regulations of Albania as they exist on the Effective Date of this Agreement, and Albpetrol hereby confirms that all rights granted to Contractor hereunder are in conformity with such laws, rules and regulations.

18.3 If, as a result of any change in the laws, rules and regulations of Albania, any right or benefit granted (or which is intended to be granted) to Contractor under this Agreement or the License Agreement is infringed in some way, a greater obligation or responsibility shall be imposed onto Contractor or, in whatever other way the economic benefits accruing to Contractor from this Agreement or the License Agreement are negatively influenced by any change in the laws, rules and regulations of Albania, and such an event is not provided for herein, the Parties will immediately amend this Agreement and License Agreement, and Albpetrol, NPA and the Ministry will immediately undertake other necessary actions to eliminate the negative economic effect on the Contractor.

## Article 19
## Arbitration

19.1 Any dispute, controversy, claim or difference of opinion including any purported termination under Article 22, arising out of or relating to this Agreement or the breach, termination or validity thereof, or to the Petroleum Operations carried out hereunder, shall be finally and conclusively settled by arbitration in accordance with the UNCITRAL Arbitration Rules ("Rules").

19.2 With respect to the foregoing, the appointing authority under the Rules shall be the President of the Court of International Arbitration of the International Chamber of Commerce in Paris, France.

19.3 The number of arbitrators shall be three. The Party instituting the arbitration shall appoint one arbitrator and the Party, responding shall appoint another arbitrator, and upon failure of such responding Party to so appoint an arbitrator within thirty (30) days the Party instituting the arbitration may request the appointing authority to appoint such second arbitrator in accordance with the Rules. The two (2) arbitrators thus appointed shall choose the third arbitrator who will act as the presiding arbitrator of the tribunal.

19.4 If, within thirty (30) days of appointment of the second arbitrator to be appointed, the two (2) appointed arbitrators cannot agree upon the third arbitrator, either Party may request the appointing authority to appoint the third arbitrator.

19.5 The arbitration shall take place in Zurich, Switzerland. The language to be used in the arbitration proceedings shall be English. The Parties expressly waive any right to appeal an arbitral award to any court whatsoever, and the arbitral award shall be final and binding upon the Parties.

19.6 The arbitral award shall contain the reasons upon which the award is based and an award of costs.

19.7 The right to arbitrate under this Article 19 shall survive the termination of this Agreement.

19.8 Albpetrol expressly waives any right to claim sovereign immunity in connection will any proceeding instituted pursuant to this Article 19, any proceeding to compel enforcement of this Article 19, or any proceeding to enforce any award made by arbitration under this Article 19.

19.9 Judgement on the award rendered may be entered in any Court having jurisdiction or application may be made to such Court for a judicial acceptance of the award and an order of enforcement, as the case may be.

19.10 Any matter in dispute between Albpetrol and Contractor which in terms of this Agreement is to be referred to an Expert, or for any dispute relating to a failure of the Advisory Committee to approve a request or proposal of Contractor, shall be referred for determination by a sole expert. The Expert shall be given terms of reference which shall be mutually agreed between the Parties. The Expert shall be appointed by agreement between Albpetrol and Contractor. If Albpetrol and Contractor fail to appoint the expert within thirty (30) days after agreement on the terms of reference has been reached, either Party may apply to the International Chamber of Commerce Centre for Technical Expertise, Paris, France, for appointment of an expert in accordance with its Rules. The Expert shall make his determination in accordance with the provisions contained herein based on the best evidence available to him. Representatives of Albpetrol and Contractor shall have the right to consult with the Expert and furnish him with data and information, provided the Expert may impose reasonable limitations on this right. Any such data and information has to be submitted to the other Party to the dispute at the same time. The Expert shall be free to evaluate the extent to which any data, information or other evidence is substantiated or pertinent. The Expert's fees and expenses, and the costs associated with an appointment, if any, made by the International Chamber of Commerce Centre for Technical Expertise, shall be borne equally by Albpetrol and Contractor. The Expert's determination shall be final and binding upon the Parties, subject to any manifest error in his determination.

## Article 20
## Environmental and Safety Measures, Prevention of Loss

20.1 Contractor shall conduct Petroleum Operations in a safe and proper manner in accordance with generally accepted international petroleum industry practice and shall cause as little damage as reasonably practicable to the general environment, including, *inter alia*, the surface, air, lakes, rivers, sea, animal life, plant life, crops, other natural resources and property.

20.2 In the event of a blow-out, accident or other emergency, Contractor shall take all immediate steps to bring the emergency situation under control and protect against loss of life and loss of or damage to property and prevent harm to natural resources and the general environment.

20.3 In the event Albpetrol reasonably determines that any work or installations erected by Contractor (but not those works or installations which were in place prior to the Effective Date or are transferred to Contractor after the Effective Date) endanger or may endanger persons or third party property or cause pollution or harm the environment to an unacceptable degree, Albpetrol may require Contractor to take remedial measures within a reasonable period and to repair any damage to the environment.

In the event that Contractor fails to take the remedial measures required by Albpetrol within the time period established therefor, Albpetrol may carry out such remedial measures for Contractor's account.

Any remedial measures required to be undertaken by environmental authorities of the Government of Albania in respect of those works or installations in the Contract Area which were in place prior to the Effective Date or were transferred to Contractor after the Effective Date shall be for Albpetrol's account.

20.4 The parties acknowledge that the Existing Baseline Study identifies the status of the environmental condition of portions of the Contract Area during periods prior to and as at the Effective Date. Contractor shall as soon as reasonably possible after the Effective Date submit for the approval from the relevant environmental authority a report (the "Baseline Study") on the environmental baseline status of the Project Area as at the Effective Date. With each expansion of the Project Area or take over of a new well, as the case may be, Contractor shall submit for the approval from the Environmental Authority a Baseline Study on the environmental baseline status of the expanded portion of the Project Area or newly taken over well, as the case may be, as at the relevant date.

20.5 Contractor shall not be liable for any Environmental Damages incurred prior to the date of approval of the Baseline Study, as established by the Existing Baseline Study and each subsequent Baseline Study. Albpetrol shall indemnify and hold harmless Contractor from and against any and all Losses and Liabilities suffered or incurred by Contractor and pertaining to Environmental Damages applicable to the Contract Area, except to the extent that it can be demonstrated that the Petroleum Operations conducted by Contractor in the Project Area after the Effective Date were the sole cause of the Environmental Damages.

20.6 Contractor shall take all reasonable measures within its control according to generally accepted standards in the international petroleum industry to prevent the loss or waste of Petroleum above or under the ground during the performance of Petroleum Operations.

**Article 21**
**Goods and Services**

21.1 Contractor, its contractors and subcontractors shall give priority to goods and materials produced in Albania if these goods and materials are being offered under equally favorable conditions regarding the quality, price and availability, and in the quantities required. Contractor shall give priority to services performed by Albanian sub-contractors if such services are offered under equally favorable conditions regarding the quality, price and availability they may be offered by foreign sub-contractors

For the above purposes, prices for locally manufactured materials, equipment, machinery and consumables and for services of local contractors shall be compared with the prices of goods and services in the international market after transportation and insurance costs have been added.

21.2 Contractor shall solicit competitive bids for any services performed pursuant to items included in a Annual Program and Budget, if such services is expected to exceed two million US Dollars (US$ 2,000,000.00). Albpetrol may attend the opening of bids for all such tenders.

**Article 22**
**Abandonment**

22.1 All equipment and facilities (including wells) used exclusively in the Petroleum Operations will be Abandoned, upon NPA approval, in conformity with the generally accepted practices of the international petroleum industry. However, nothing contained in this Agreement will oblige Contractor to Abandon the unused equipment or facilities in the Petroleum Operations. and Albpetrol, NPA and the Ministry will protect, indemnify and hold Contractor harmless against costs and claims based on such obligations.

22.2 The Abandonment Costs will be included in the Petroleum Costs. In order to enable the Contractor to recover the Abandonment Costs, and in accordance with the License Agreement, five years prior to the date set by the Contractor to Abandon all the Petroleum Operations in the Project Area (or at such earlier times as may be reasonable to obtain such a recovery), the Abandonment Costs estimated by the Contractor and the time of their recovery in compliance with the following paragraph of this Article 22.2 shall be included in an Abandonment Plan and shall be submitted to NPA for approval. NPA will immediately consider the estimation of the LICENSEE and will not unreasonably delay or withhold its approval. If, after ninety (90) days of receipt of the LICENSEE's estimate, NPA has failed to forward comments to the LICENSEE in writing, the estimated Abandonment Costs proposed by the LICENSEE will be deemed to have been approved by NPA.

22.3 Upon approval of the estimate by NPA, the estimated Abandonment Costs will be included in Petroleum Costs and recovered in accordance with this Agreement and at the time provided in the estimate. However, amounts equal to the estimated Abandonment Costs will be deposited in an interest bearing escrow account in a mutually accepted international financial institution in London, England, or in such other location as NPA and Contractor may agree. Once the Abandonment Costs are covered, Contractor will withdraw its Abandonment Costs from the escrow account. Upon the termination of the Abandonment, any surplus funds in the escrow account after payment of the Abandonment Costs shall be released to Contractor.

## Article 23
## Confidentiality

23.1 Except as otherwise specified under this Agreement, all information acquired or received under this Agreement shall be maintained by the Parties as strictly confidential and shall not be divulged without the prior written consent of the other Party while this Agreement remains in force, except to the extent required to comply with laws, rules or regulations of any stock exchange to which Contractor may be subject unless such information becomes part of the public domain through sources other than Contractor. Furthermore, Contractor shall be bound by these obligations of confidentiality for a period of five (5) years following termination of this Agreement.

23.2 Albpetrol and Contractor may disclose any such information to its employees, Affiliates, consultants or subcontractors to the extent required for the efficient conduct of Petroleum Operations provided that in the case of disclosure to employees and Affiliates it ensures adequately the protection of the confidential nature of the information concerned, and in the case of disclosure to consultants or subcontractors provided that the intended recipients have first entered into a confidentiality undertaking.

23.3 For purposes of obtaining new offers on relinquished portions of the Contract Area or on areas adjacent to the Contract Area, Albpetrol may show any other entity data on such relinquished portions in uninterpreted and basic form during the term of this Agreement.

23.4 Subject to obtaining confidentiality undertakings as provided in Article 23.2 above, either Party may disclose such information obtained pursuant to this Agreement as required by financing institutions from which the disclosing Party is seeking finance for the purposes of carrying out its obligations hereunder.

23.5 Subject to obtaining a confidentiality agreement, Contractor may show any such information to bona fide potential assignees who have an interest in the petroleum rights granted to Contractor under this Agreement.

## Article 24
## Termination

24.1 This Agreement may be terminated by Contractor by giving not less than ninety (90) days written notice to Albpetrol, provided that such termination shall not relieve Contractor from any unfulfilled commitment or other obligation under this Agreement accrued prior to such termination.

24.2 This Agreement may be terminated by Albpetrol by giving not less than one hundred and twenty (120) days written notice to Contractor in the following events:

> 24.2.1 if Contractor has repeatedly committed a material breach of its fundamental duties and obligations under this Agreement and has been advised by Albpetrol of Albpetrol's intention to terminate this Agreement. Such notice of termination by Albpetrol shall only be given if Contractor upon receiving notice from Albpetrol that it is in material breach and does not rectify or has not commenced to substantially rectify such breach within six (6) months; or

24.2.2 if Contractor does not substantially comply with any final decision resulting from an arbitration procedure pursuant to Article 19 hereof; or

24.2.3 if Contractor is adjudged bankrupt by a competent court or, if there is more than one entity constituting Contractor, any of them has been declared bankrupt without the other entities or entity taking appropriate action to remedy the situation with regard to this Agreement.

Termination by Albpetrol pursuant to this Article 24.2 shall not relieve Contractor from any unfulfilled commitment or other obligation under this Agreement accrued prior to such termination, including without limitation payment of monetary obligations for unfulfilled work commitments, surface restoration, environmental remediation and abandonment.

24.3 Subject to earlier termination pursuant to Articles 24.1 or 24.2, this Agreement shall automatically terminate in its entirety if all of the Contract Area has been relinquished or the Development and Production Period or any subsequent extension has lapsed pursuant to Articles 3.4 and 3.7.

**Article 25**
**Audits**

Albpetrol shall have a period of twelve (12) months from receipt of each Cost Account statement pursuant to the Accounting Procedure in which to audit and raise objections as to any such Cost Account statement, provided that Albpetrol shall not be entitled to conduct more than two audits of Contractor's books, records and accounts in any Fiscal Year. Albpetrol and Contractor shall agree on any required adjustments. Supporting documents and accounts will be available to Albpetrol during said twelve (12) month period. If within the time limit of the three (3) months period following the lapse of the above twelve (12) month period Albpetrol has not advised Contractor of its exception to such statement, such statement shall be considered as approved.

**Article 26**
**General Provisions**

26.1 Notices

(a) Notices and other communications required or permitted to be given under this Agreement shall be deemed given when delivered and received in writing, either by hand or through the mall or by fax transmission, appropriately addressed as follows:

to Albpetrol:

Albpetrol SH. A.
Lagja "29 Marsi"
Patos, Albania
Attention: Executive Director

Facsimile: +355 381 3662 or +355 34 220 52

to Contractor:

Saxon International Energy Ltd.
1 st floor , Cayman Corporate Centre
49 Hospital Road, PO Box 1793 GT
George Town, Grand Cayman BWI
Attention: Vice President Exploration

Facsimile: +________________________

copy to

**Saxon International Energy Ltd.**
Lagjjia Kastriot
Rruga Vasil Peçuke
Fier, Albania
Attention: Resident Manager

Facsimile: +355 381 2342

Albpetrol and Contractor may change their address or addresses by giving notice of the change to each other.

(b) Notices to be given by Albpetrol to Contractor shall be deemed given if given to Contractor's office in Tirana.

26.2 Liability

26.2.1 Contractor shall not be liable to Albpetrol except where Contractor's senior supervisory personnel is grossly negligent in performing the Petroleum Operations.

26.2.2 Under no circumstances shall Contractor be liable for consequential or indirect damages such as loss of profit or loss of production.

26.2.3 In case of any damage for which Contractor is held liable pursuant to Article 26.2.1, Contractor shall endeavour to promptly and diligently take the necessary measures in accordance with international industry practices, to mitigate the damage and to restore normal operations. Contractor shall pay the appropriate compensatory damages for which it is finally declared liable.

26.2.4 Contractor shall indemnify the Albanian Government, Albpetrol and their employees, officials, directors and respective agents for all claims by third parties for personal damage or property damage resulting from the performance of Petroleum Operations conducted by or on behalf of Contractor, including without limitation, reasonable solicitor's fees and costs of defence, provided Contractor shall not be held responsible under this Article 26.2.4 for any loss, claims, damage or injured caused by or resulting from any negligent action of the Albanian Government, Albpetrol and their employees, officials, directors and respective agents.

26.3 Insurance

Contractor shall, as part of Petroleum Operations, maintain insurance which a reasonable and prudent operator in the Petroleum industry would maintain in connection with its operations.

26.4 Language of Text

This Agreement is made and entered into in both the English language and the Albanian language. In the event of a conflict between the English language version and the Albanian language version, the English version will prevail.

26.5 Effectiveness

This Agreement is legally binding on and from the Effective Date.

26.6 Entire Agreement

This Agreement (together with any documents referred to in it) constitutes the whole agreement between the Parties and supersedes any previous agreements, understandings, arrangements, representation, undertakings and warranties between the Parties relating to the subject matter of this Agreement, including without limitation the terms of the bid for the Contract Area submitted to NPA.

26.7 Parent Company Guarantee

Contractor undertakes to cause its parent company to execute a guarantee for the Evaluation Program in the form as set out in Annex C. Contractor and Albpetrol agree that the parent company guarantee must have been received by Albpetrol after execution of this Agreement by the Parties hereto but prior to submission of this Agreement by Albpetrol to the Council of Ministers for its approval.

26.8 Annexes

Annexes A, B, C, D, E and F are made hereby an integral part of this Agreement and shall be considered as having equal force and effect with the provisions of the main body of this Agreement. However, in the event of a conflict between the main body and any of the Annexes, the provisions of the main body shall prevail.

26.9 Variation

No variations to this Agreement shall be effective unless made in writing and signed by the Parties.

26.10 Waivers

The failure of any Party to exercise or enforce any right concerned by this Agreement shall not be or be deemed to be a waiver of any such right.

26.11 Sovereign Immunity

Any Party that now or hereafter has a right to claim sovereign immunity for itself or any of its assets hereby waives any such immunity to the fullest extent permitted by the laws of any

**ANNEX A**
CONTRACT AREA
Map and Geodetic Coordinates of Contract Area
The Gorani, Driza, Marinza zones and underlying limestone in the area marked below:



4,387,750
4,526,000
I
H
4,388,950
4,526,000
4,380,974
4,523,103
J
Marineza
FIER
Sheqishta
Zhareza
Patosi
L
4,388,950
4,506,550
E
4,390,450
4,505,050
D
4,390,450
4,502,200
B
4,382,958
4,500,290
4,380,603
4,500,337
A
C
4,322,956
4,499,800
Projection / Coordinates

## ANNEX B

## ACCOUNTING PROCEDURE

### Article 1
### General Provisions

This Accounting Procedure applies to and shall be observed in the establishment, keeping and control of all accounts, books and records of accounts under the Agreement.

The Agreement and this Accounting Procedure are intended to be correlative and mutually explanatory. Should, however, any discrepancy arises, then the provisions of the Agreement shall prevail.

1.1 Definitions

1.1.1 The terms used in this Accounting Procedure have the same meanings as set out for the same terms in the Agreement.

1.1.2 "Controllable Material" means Material which Contractor subjects to record control and inventory in accordance with good international petroleum industry practice.

1.1.3 "Material" means any equipment, machinery, materials, articles, supplies and consumables either purchased, or leased, or rented, or transferred by Contractor and used in the Petroleum Operations.

1.2 Books and records

Books and records of accounts, including tax returns, will be kept in accordance with generally accepted and recognised international accounting principles consistent with Albanian law, and consistent with modern petroleum industry practices and procedures to the extent that such practices and procedures do not conflict with Albanian law. Books and records of account shall be in the English language and US Dollars.

1.3 Revision of Accounting Procedure

By mutual agreement between Albpetrol and Contractor, this Accounting Procedure may be revised from time to time in the light of future arrangements.

### Article 2
### Petroleum Costs

2.1 Petroleum Costs

Contractor shall maintain a Cost Account in which there shall be reflected all Petroleum Costs.

Such Petroleum Costs shall be used in the calculation of the Albpetrol Share in Article 9. Without limiting the generality of the foregoing, the costs and expenditures considered in Annex B Articles 2.2 to 2.23 hereafter are included in Petroleum Costs. Petroleum Costs including all those accumulated prior to the approval of the first Development Plan shall be

fully included without amortisation commencing in the Calendar Quarter in which such costs are incurred. It is understood that neither the Albpetrol Share nor the Deemed Production shall be treated as Petroleum Costs, but the costs of Contractor in producing and delivering to Albpetrol the Albpetrol Share and the Deemed Production are Petroleum Costs.

2.2 Labour and related costs

2.2.1 The actual costs of all Contractor's employees and the costs of personnel assigned or temporarily assigned or loaned to Contractor. Such costs shall include but not be limited to:

(a) gross salaries and premiums or wages;

(b) cost of overtime, holiday, vacation, sickness, disability benefits and other customary allowances applicable to the salaries and wages chargeable under (a) hereof;

(c) expenses, taxes and other charges, if any, made pursuant to assessments or obligations imposed by ministerial authority which are applicable to the cost of salaries and wages chargeable under (a) hereof;

(d) cost of established plans for employees' life insurance, hospitalisation, pensions, saving and other benefit plans of like nature applicable to the salaries and wages chargeable under (a) hereof;

(e) transportation and relocation costs and costs of transportation of the employee and such employee's family (limited to spouse and dependent children) and household as statutory or customary for Contractor;

(f) all travel and relocation costs of employees and their families to and from the employee's country or point of origin during the time of employment;

(g) accommodation costs for employees;

(h) premiums, overtime, customary allowances and benefits which will be applicable to national employees in the Republic of Albania, all as chargeable under (a) hereof.

2.3 Employees training expenses

Training expenses for Contractor's employees or assigned or temporarily assigned or loaned to Contractor.

2.4 Material

2.4.1 The cost of Material shall be charged to the Cost Account on the basis set forth below. Contractor does not guarantee Material. The only guarantees are the guarantees given by the manufacturers or the vendors, as long as they are in force.

2.4.1.1 Except as otherwise provided in Subpart 2.4.1.2 below, Material shall be charged at the actual net cost incurred by Contractor as the vendor's

net invoice price, packaging, transportation, loading and unloading expenses, insurance costs, duties, fees and applicable taxes if any less all discounts actually received.

2.4.1.2 Material supplied by Contractor from its own warehouse shall be charged at the price specified herein below:

(a) New Material (Condition "A") shall be valued at the current international net invoiced cost which shall not exceed the price prevailing in normal arm's length transactions on the open market.

(b) Used Material (Conditions "B", "C" and "D" and junk Material):

(i) Material which is in sound and serviceable condition and is suitable for re-use without reconditioning shall be classified as Condition "B" and priced at seventy-five percent (75%) of the current price of new Material defined in (a) above.

(ii) Material which cannot be classified as Condition "B" but which after reconditioning will be further serviceable for its original function shall be classified as Condition "C" and priced at fifty percent (50%) of the current price of new Material as defined in (a) above. The cost of reconditioning shall be charged to the reconditioned Material provided that the value of Condition "C" Material plus the cost of reconditioning do not exceed the value of Condition "B" Material.

(iii) Material which has a value yet cannot be used in its original function and which therefore cannot be classified as Condition "B" or Condition "C" shall be classified as Condition "D" and priced at a value commensurate with its use.

(iv) Material which is usable and which cannot be classified as Condition "B" or Condition "C" or Condition "D" shall be classified as junk and shall be considered as having no value.

2.4.2 *Inventories*

At reasonable intervals, at least annually, inventories shall be taken by Contractor of all Controllable Material, and following each inventory, books and records shall be adjusted to reflect the results of the inventory. Contractor shall give thirty (30) days written notice of the intention to take such inventories to allow Albpetrol to choose whether to be represented when the inventory is taken, or not to be represented.

2.5 <u>Indirect Expenses</u>

Base overhead and facilities such as shore base, warehouses, water systems, road systems, salaries and expenses of field supervisory personnel, field clerks, assistants, and other general employees indirectly serving the Project Area.

Commissions and marketing or brokerage fees related to sale of Petroleum.

2.6 Transportation

Transportation of Material and other related costs, including but not limited to origin services, expediting, crating, dock charges, forwarder's charges, surface and air freight, and customs clearance and other destination services. Transportation of Petroleum to the relevant Delivery Point, including without limitation pipeline charges (both fixed and variable) and trucking costs.

2.7 Services

2.7.1 The actual costs of contract service, professional consultants, and other services performed by third parties.

2.7.2 Costs of use of facilities and equipment located inside or outside the Republic of Albania for the direct benefit of the Petroleum Operations, furnished by Contractor or its Affiliated Companies or third parties at rates corresponding with the cost of ownership, or rental, and the cost of operation thereof.

2.8 Administrative and General Expenses in the Republic of Albania

While Contractor is conducting activities under the Agreement, cost of staff and maintaining Contractor's head office in the Republic of Albania, and/or other offices established in the Republic of Albania shall be charged to Petroleum Costs.

In the event such personnel and office costs of Contractor or Contractor's Affiliates for the purpose of this Agreement are not fully attributable to the Petroleum Operations then such costs shall be charged on an equitable basis.

Costs of travel and accomodation related to Advisory Committee meetings shall be charged to Petroleum Costs, whether such meetings occur inside or outside of the Republic of Albania.

2.9 Administrative Overheads

Contractor's parent company administrative overheads outside the Republic of Albania applicable to the operations under this Agreement shall be charged each year in accordance with the following rates:

Contractor's parent company personnel who are involved in administering Contractor activities related to the Petroleum Operations shall record the time spent on matters related to such administration. There shall be a charge to Petroleum Costs for the time spent by each of those personnel, calculated as follows: such personnel's time spent in each month on administration of the Petroleum Operations shall be divided by such personnel's total working time spent on all matters in that month, and the fraction shall be multiplied by the sum of the salary costs and benefit costs of such personnel.

In no case may the amount charged to Petroleum Costs under this Article 2.9 exceed $250,000 in the 2005 Calendar Year, and in any subsequent Calendar Year, $250,000 adjusted for inflation using the U.S. Consumer Price Index.

2.10 Taxes

All taxes, duties or levies paid in the Republic of Albania by Contractor with respect to this Agreement other than those covered by Article 13.1 of the Agreement, if any.

2.11 Surface Rights

All direct costs attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Area.

2.12 Damages and Losses to Material and Facilities

Subject to Article 26.2 of the Agreement, all costs or expenses necessary for the repair or replacement of Material and facilities resulting from damages or losses incurred by fire, flood, storm, theft, accident, or any other cause beyond the reasonable control of Contractor.

2.13 Insurance and Claims

2.13.1 Premiums paid for insurance to cover the risks related to Petroleum Operations according to Contractor's practice or any of its employees and/or outsiders, which is in compliance with international petroleum practice or which is required by law.

2.13.2 Subject to Article 26.2 of the Agreement, actual expenditure incurred in the settlement of all losses, claims, damages, judgements, and other expenses (including legal expenses as set out below) for the benefit of the Petroleum Operations.

2.14 Legal Expenses

All costs or expenses of litigation or legal services to protect Contractor's interest in the Contract Area under or pursuant to the Agreement and otherwise necessary or expedient including but not limited to legal counsel's fees, arbitration costs, court costs, cost of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims. These services may be performed by Contractor's legal staff and/or an outside firm as necessary, provided these costs are not originating from Contractor's unsuccessful disputes with Albpetrol.

2.15 Charges and Fees

All charges and fees which have been paid by Contractor with respect to the Agreement.

2.16 Offices, Camps and Miscellaneous Facilities

Cost of establishing, maintaining and operating any offices, sub-offices, camps, warehouses, housing and other facilities such as recreational facilities for employees. If these facilities service more than one (1) contract area the costs thereof shall be allocated on an equitable basis.

2.17 Service Agreement Expense

Expenditures under any service agreement entered into between Contractor and any of its Affiliated Companies.

2.18 Environment

Costs incurred for any of the operations foreseen in Article 20.

2.19 Abandonment

Costs incurred or amount accrued in accordance with Article 22.

2.20 Other Expenditures

Subject to Albpetrol approval which shall not be unreasonably withheld any reasonable expenditures not covered or dealt with in the foregoing provisions which are incurred by Contractor for the necessary and proper performance of the Petroleum Operations and the carrying out of its obligations under the Agreement or related thereto.

2.21 Currency Gains or Losses

Currency losses incurred by Contractor shall be charged to Petroleum Costs, and currency gains incurred by Contractor shall be credited to Petroleum Costs.

2.22 Credits under the Contract

The net proceeds of the following transactions will be credited to the accounts under the Contract:

(a) the net proceeds of any insurance if the premium was cost recoverable or claim in connection with the Petroleum Operations or any assets charged to the accounts under the Contract;

(b) revenue received from outsiders for the use of property or assets charged to the accounts under the Agreement which have become surplus to Petroleum Operations and have been leased or sold;

(c) any adjustment received by Contractor from the suppliers/ manufacturers or their agents in connection with defective equipment or material the cost of which was previously charged by Contractor under the Contract;

(d) rentals, refunds or other credits received by Contractor which applies to any charge which has been made to the accounts under the Contract;

(e) proceeds from all sales of surplus Material charged to the account under the Agreement, at the net amount actually collected.

2.23 No Duplication of Charges and Credits

Notwithstanding any provision to the contrary in this Accounting Procedure, it is the intention that there shall be no duplication of charges or credits in the accounts under the Agreement.

**Article 3**
**Contractor's Revenues**

3.1 Contractor's Revenues shall be determined on a cash basis based on sales at the Delivery Point. Costs upstream of the Delivery Point are included in Petroleum Costs under Article 2 above.

**Article 4**
**Financial Reports to Albpetrol**

4.1 The reporting obligation provided for in this Part shall apply to Contractor and shall be in the manner indicated hereunder.

4.2 Contractor shall submit to Albpetrol within forty-five (45) days of the end of each Calendar Quarter:

4.2.1 A report of expenditure and receipts under the Agreement analysed by budget item showing:

(a) actual expenditure and receipts for the Calendar Quarter in question;

(b) actual cumulative expenditure to date;

(c) variances between budget expenditure and actual expenditure, and explanations thereof.

4.2.2 A Cost Account statement containing the following information:

(a) Petroleum Costs brought forward from the previous Calendar Quarter, if any;

(b) Petroleum Costs incurred during the Calendar Quarter;

(c) total Petroleum Costs for the Calendar Quarter (a) plus (b) above;

(d) amount of Petroleum produced for the Calendar Quarter, the amount of Petroleum sold for the Calendar Quarter, and the amount of Contractor's Revenue for the Calendar Quarter;

(e) calculation of the R Factor for the Calendar Quarter; and

(f) amount of Petroleum Costs to be carried forward into the next Calendar Quarter, if any.

4.3 After the commencement of production Contractor shall, within thirty (30) days after the end of each Calendar Quarter, submit a production report to Albpetrol showing for the

Development and Production Area the quantity of Petroleum, expressed in tonnes, cubic meters and barrels:

(a) held in stocks at the beginning of the month;

(b) produced during the month;

(c) lifted, and by whom;

(d) lost and consumed in Petroleum Operations, and

(e) held in stocks at the end of the month.

## ANNEX C

PARENT COMPANY GUARANTEE

WHEREAS, Saxon International Energy Ltd. ("Contractor") and Albpetrol Sh. A. ("Albpetrol") have entered into a Petroleum Agreement for the Evaluation, Development and Production of Petroleum in Patos-Marinza Field, dated ___________, 2004 ("Agreement"); and

WHEREAS, Contractor's PARENT COMPANY, a company organized and existing under the laws of __________ , with its registered office at ______________ owns 100 % of the shares of Contractor; and

WHEREAS pursuant to the terms of the Agreement, Contractor undertook to submit a guarantee to Albpetrol executed by its PARENT COMPANY in such form as hereinafter set forth ("Parent Company Guarantee"); and

WHEREAS, Contractor holds hundred Percent (100%) participating interest in the rights, privileges duties and obligations of Contractor under the Contract; and

WHEREAS, Albpetrol desires that Contractor's obligations relating to its minimum expenditure required for the Evaluation Program pursuant to Article 6.1 of the Agreement (hereinafter referred to as the "Obligations") be guaranteed by the PARENT COMPANY; and

WHEREAS, the PARENT COMPANY acknowledges to be fully cognizant of the extent of the Obligations of Contractor under the Agreement and hereby agrees, in consideration of the participation of Contractor in and under the Agreement, to provide this Parent Company Guarantee as required under the Agreement.

NOW, THEREFORE it is hereby stipulated as follows:

1. Subject to Clause 3 and Clause 6 hereinbelow PARENT COMPANY hereby irrevocably guarantees to Albpetrol and NPA the payment to NPA of any sums which may become due and payable by Contractor under the Agreement as a result of the non-fulfillment by Contractor of its Obligations.

2. This Parent Company Guarantee is issued for the purpose of meeting the guarantee requirements in respect of Contractor under the Agreement and shall become available and effective on the Effective Date of the Agreement and shall terminate on the latest date at which Contractor has fulfilled its Obligations for the respective Evaluation Period pursuant to Article 6.1 of the Agreement, as the case may be.

3. The maximum sum, calculated in accordance with Article 6.1 of the Agreement, for which Parent Company may be held liable hereunder during the Evaluation Period shall amount to United States Dollars Two Million (US $2,000,000.00).

4. In the event that Contractor assigns its interest under the Agreement to an Affiliate of Contractor, this Parent Company Guarantee shall continue in force and apply *mutatis mutandis* to the Obligations of such Affiliate. Should Contractor assign all of its participating interest to a third party, this Parent Company Guarantee shall cease to have effect, and all the obligations of the PARENT COMPANY hereunder shall

terminate on the date the assignment to the third party is approved by Albpetrol and NPA and accepted by the third party. Should Contractor assign part but not all of its participating interest to a third party, the PARENT COMPANY shall, upon the date the assignment is approved by Albpetrol, be relieved of its obligations hereunder to the extent of the participating interest so assigned, and the liability of the PARENT COMPANY shall be reduced accordingly.

5. Failure by Albpetrol at any time to require performance by the PARENT COMPANY of any provisions herein shall in no way affect the right of NPA thereafter to enforce the same in respect of a subsequent default by Contractor nor shall it affect Albpetrol's right to enforce any of the other provisions of this Parent Company Guarantee.

6. Where the performance of the obligations of Contractor is suspended as a consequence of force majeure or otherwise as provided for in the Agreement, the obligations of the PARENT COMPANY under this Parent Company Guarantee shall likewise be suspended.

7. Terms used in this Parent Company Guarantee which are defined in the Agreement shall have the meaning as assigned to them in the Agreement.

IN WITNESS WHEREOF this Parent Company Guarantee is signed by a duly authorized officer of ______ on the ______ day of _______ 2004.

**ANNEX D**

EVALUATION PROGRAM

1. *Evaluation Wells.* Contractor will:

    (i) select eight wells from the Contract Area for reactivation or re-completion in the Driza reservoir;

    (ii) select two wells from the Contract Area for reactivation or re-completion in the Marinza reservoir;

    (iii) select two wells from the Contract Area for reactivation or re-completion in the Southern Area Patos Marinza (Driza); and

    (iv) maintain the following existing 28 producing wells and disposal well: all Pad D and Pad H wells and pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842.

    The above wells are the "Evaluation Wells". The square area 142.25 m North, East, South and West centered on each Evaluation Well shall comprise the "Evaluation Area".

2. *Evaluation Program.* The following program of work (the "Evaluation Program") shall be conducted on the Evaluation Wells and the Evaluation Area during the Evaluation Period:

    (i) conduct reactivation or re-completion activity according to a program of Contractor's choosing;

    (ii) maintain existing operational and HSE standards in the Contract Area;

    (iii) evaluate performance of the Evaluation Wells, from an engineering and economic basis;

    (iv) evaluate requirements for additional water disposal capacity and increase capacity as required;

    (v) prepare a production, reserves and reservoir performance report.

3. *Expenditure Commitment.* Contractor commits to expend at least US$2,000,000 in capital expenditures during the first eighteen months after the Effective Date in conducting the Evaluation Program and adding the water disposal well contemplated in clause 4(iv). If the cost of the capital expenditures for the Evaluation Program and the water disposal well are less than US$2,000,000, Contractor may elect to expand the activities of the Evaluation Program by selecting additional wells for reactivation or re-completion.

4. *Other Activities During Evaluation Period.* Contractor shall also conduct the following activities during the Evaluation Period:

(i) carry out an update of the reserves evaluation of the Contract Area to a level of detail determined by Contractor;

(ii) evaluate existing and future infrastructure for development and commercialisation of product for internal and export markets;

(iii) review gas conservation and utilisation within the Evaluation Area; and

(iv) increase water disposal capacity in the Evaluation Area by adding an additional disposal well;

(v) develop truck offloading options at either Fier or Ballsh refineries for crude oil sales delivery of production; and

(vi) review and report on Continuous Sand Extract Technology.

## ANNEX E

### INSTRUMENT OF TRANSFER

THIS INSTRUMENT OF TRANSFER is made the day of ................., 2004

BETWEEN:

(1) ALBPETROL SH.A. ("Albpetrol") an Albanian State Company, whose principal place of business is at Patos, Albania;

(2) SAXON INTERNATIONAL ENERGY LTD. ("Saxon"); a Cayman company, with a branch registered in the Republic of Albania; and

(3) AGJENSIA KOMBETARE E HIDROKARBUREVE ("NPA") a legal entity authorized by Decision No. 445, dated September 3, 1993, of the Government of the Republic of Albania.

WHEREAS:

Albpetrol is a party to a Licence Agreement made the [ ] day of [ ] 2004 with the Ministry of Industry and Energy as represented by NPA and Saxon wish to join with Albpetrol in the conduct of Petroleum Operations (as therein defined).

NOW THIS INSTRUMENT WITNESSES that in consideration of and subject to Saxon entering into a Petroleum Agreement (as defined in the said Licence Agreement) with Albpetrol:

(1) Albpetrol hereby transfers all its rights, privileges and obligations under the Licence Agreement mentioned above to Saxon subject to said Petroleum Agreement.

(2) Albpetrol and Saxon agree that they will jointly and severally be liable to the Ministry under the said Licence Agreement for all duties and obligations of the Licensee subject only as specifically provided in the said Licence Agreement.

(3) By its execution of this Instrument of Transfer, the NPA confirms that it has given its prior written approval to this transfer, that Saxon has handed to the NPA reasonable evidence of their financial and/or technical competence and that the NPA was not asked in an unreasonable or unfair way not to refuse its consent and that they accept that Albpetrol and Saxon are parties to the said Licence Agreement as the Licensee.

(4) This Instrument of Transfer is conditional upon Albpetrol and Saxon entering into the said Petroleum Agreement and the approval of the Council of Ministers to that Petroleum Agreement.

(5) Following execution of this Instrument of Transfer, the interests of Saxon and Albpetrol shall be as defined in the said Petroleum Agreement.

IN WITNESS WHEREOF, the parties have executed this Instrument of Transfer the day and year first above written:

SIGNED by
duly authorised for and
on behalf of
"Albpetrol" (..................................................)

SIGNED by
duly authorised for and
on behalf of
"SAXON" (..................................................)

SIGNED by
duly authorised for and
on behalf of
"NPA" (..................................................)

## ANNEX F

TAKEOVER PROCEDURE

**A. General Take Over Procedures**

Promptly after the Effective Date, Albpetrol and Contractor shall undertake a transfer of operating responsibilities for the Project Area. This transfer will be a process similar to the one pursuant to which Anglo-Albanian Petroleum transferred operating responsibilities to Albpetrol in March, 2004 including without limitation the preparation of any inventory list of assets, rights, documents and materials. This includes, without limitation, the transfer and delivery to Contractor by Albpetrol, Albpetrol Q.ZH.T.N.N.R. Patos and any of their Affiliates of the following assets, rights, documents and materials located in the Contract Area or at Lagjjia Kastriot, Rruga Vasil Peçuke, Fier, and used or useful in connection with activities in the Project Area. The assets, rights, documents and materials will be substantially the same as those described in the Patos Marinza Development Project, Handover List, Rev. 3 24/03/2004 Final Updated List, except for consumed materials, and shall include, without limitation, the following:

1. Current & Fixed Assets, including:

   (a) Portacabins;

   (b) Vehicles;

   (c) Furniture; and

   (d) Information Technology Equipment.

2. Facilities, including:

   (a) Pad D Inventory;

   (b) Pad H Inventory;

   (c) Single Well Lease Inventory (for the nine wells outside of Pads D and H to be identified by Contractor on or about the Effective Date); and

   (d) New Ecology Pit.

3. Material/Stock Inventory, including:

   (a) Category 2 materials; and

   (b) Medical Equipment & Stock.

4. Studies, as described in the Patos Marinza Development Project, Handover Study Lists, Rev 3 24/3/2004.

5. Title & Contract Transfers, including:

   (a) Land leases; and

(b) Vehicle documents, including title and licence documents.

6. All Pad D and Pad H wells and pre-existing wells 989, 1317, 2250, 2471, AAP-1, 976, 3013, 876 and disposal well 1842.

**B. Well Take Over Procedures**

1. *Contractor Responsibilities*

(a) Contractor Notice:

(i) Contractor will provide Albpetrol with a preliminary list of wells intended for take over for each Calendar Quarter, within thirty days of the start of that Calendar Quarter. This preliminary list may be revised after well file information and well and casing condition are verified.

(ii) Two weeks notice will be provided prior to required take-over date.

(iii) If Contractor elects to perform preliminary casing verification work utilising Albpetrol tractor rig and services, the take over is not official until Contractor has provided written notice of its acceptance of well conditions. For the purposes of calculating Deemed Production of a particular well, the effective date of the well take over will be retroactive to the date the preliminary casing verification work commenced. If preliminary well verification work is performed, and Contractor elects not to take over the well, then Contractor shall compensate Albpetrol for lost production during the period that the well was shut in for verification work. Compensation shall be paid in kind, based on the average daily production in the ten days preceding the shutting in of the well.

(iv) If Contractor elects to add additional wells not provided in the preliminary list for that Calendar Quarter, Albpetrol will not unreasonably withhold or delay such approval.

(b) Well Data and Services for Wellbore Integrity

(i) Contractor will make request for required information either with the notice delivered two weeks prior to the Calendar Quarter or at any other time.

(ii) Contractor will submit program requirements for well casing verification to Albpetrol and the other requested services Albpetrol is required provide. It is Contractor's intent to only take over wells which do not exhibit significant down hole casing or well bore integrity problems. Should a well be found to have such damage, Contractor will have Albpetrol re-run equipment as to the condition prior to servicing at Contractor's cost, and Contractor will have no further liabilities associated with such well. Only with final take-over of the well does Contractor take on liabilities for any well (provided that

liability for conditions prior to take over remain with Albpetrol as per the Petroleum Agreement).

(iii) Contractor may request Albpetrol to carry out tractor rig services to verify casing integrity and other wellbore cleanout work as required by Contractor's program. Contractor and Albpetrol will agree to a Service Agreement outlining conditions and costs for Albpetrol's services on terms similar to those available from arm's length third parties. A Request for Services (RFS) will be submitted by Contractor with the program should it require Albpetrol's services.

(c) Lease Construction

(i) Contractor will remove Albpetrol derrick and equipment to Albpetrol designated location within the Contract Area at Contractor's cost when the well is being taken over for production operations and not in situation where it is taken over only for suspension of Albpetrol operations within designated reservoir area or for monitoring purposes.

(ii) Contractor will remove contamination to Albpetrol's designated contaminated soil site at Contractor's cost. Environmental Damages for removed material remains with Albpetrol as being a pre-existing condition.

(iii) Contractor may request Albpetrol to carry out removal of contaminated soils, removal of derrick and equipment and possibly construction of new lease. Such requests will be made through a RFS and be carried out in accordance with an agreed Service Agreement.

(iv) Contractor will reconstruct lease to its standards and as per Environmental permit and regulations.

(d) Takeover Wells for Monitoring

(i) Contractor may take over wells but not place on active production for reasons of monitoring reservoir conditions and for optimal reservoir recovery and spacing requirements.

(ii) Liability for future operations on these wells will be limited to the wellbore and any fluids released from them. Contractor will not be required to remove Albpetrol's equipment from these leases, nor remove any contamination. Should equipment be required by Albpetrol (except for down hole tubing which may be required to remain in the hole), Albpetrol is entitled to remove it at its cost and in its current condition. Wellhead will remain secured and locked, and power to site de-activated.

(iii) The only inventory recorded for transfer will be related to the wellhead and downhole.

(iv) Contractor will have free access to this site.

(e) Inventory

(i) On prior day to official take-over Contractor representatives will meet at site to take an inventory of equipment to be taken over by Contractor.

(ii) Inventory will be included in a take-over release form to be signed by both Albpetrol and Contractor representatives. This will include pre-existing liabilities for Albpetrol and assumption of lease by Contractor at these conditions.

(iii) It should be noted that inventory taken over may not be available in the future due to operations consumption and deterioration, and Contractor is not liable in any way to return such.

(f) Pre-Existing

(i) Pre-Existing production will be calculated based on formula in the Petroleum Agreement and based upon production data supplied by Albpetrol. Contractor has the right to review in details such calculations and methods for past calculation. Once accepted by both Parties this production will be the basis for future pre-existing calculations.

2. *Albpetrol Responsibilities*

(a) Handover Well Site

Albpetrol will provide well and site to Contractor within two weeks.

(b) Well Data

(i) Albpetrol will provide by the 15th day of each subsequent month production data (net oil, water, sand and producing hrs) for all wells within the Contract Area that are Operated by Albpetrol.

(ii) Albpetrol will provide well file information (either copy of original) within 1 week of request from Contractor, whether for a take-over well or otherwise.

(c) Pre-Existing Conditions

(i) Pre-existing conditions will remain the liability of Albpetrol. Contaminated materials removed from the site prior to the take-over date will go to Albpetrol's designated storage and remediation site and remain Albpetrol's liability.

(ii) As per the Petroleum Agreement, a Baseline Study will be performed on each well prior to take-over to identify pre-existing conditions. Albpetrol will cooperate with any such study. No further activities will occur on these sites once this has been completed and Contractor has taken over the well (whether for monitoring or for production).

(iii) Any activities by Albpetrol on well sites taken over will result in immediate default by Albpetrol of previous and future pre-existing production obligations by Contractor, with all liabilities passed to Albpetrol, unless Contractor accepts Albpetrol's cessation of such activities and resumption of take over responsibilities.

(d) Well Site Services & Lease Construction

(i) It is Contractors intent to utilise Albpetrol tractor rig for casing integrity verification well services prior to accepting some leases. Albpetrol will offer if available a tractor rig unit for Contractor within notice period and as per agreed Service Agreement.

(ii) For well bores only which are taken over (not wellsite) by Contractor, Albpetrol will provide free access to Contractor. Albpetrol will ensure wellsite power is deactivated. All surface equipment and lease conditions will remain Albpetrol's responsibility. Any removal of surface equipment will be at Albpetrol's discretion and cost.

(e) Inventory & Release

(i) On the day prior to official take-over Contractor representatives will meet at site to take an inventory of equipment to be taken over by Contractor.

(ii) Inventory will be included in a take-over release form to be signed by both Albpetrol and Contractor representatives. This will include pre-existing liabilities for Albpetrol and assumption of lease by Contractor at these conditions.

(iii) It should be noted that inventory taken over may not be available in the future due to normal wear and tear and consumption of consumable material, and Contractor is not liable in any way to return inventory in the condition in which it was delivered to Contractor.

Material document (Purchase and Sale Agreement), filed February 22, 2007

# PURCHASE AND SALE AGREEMENT

BETWEEN

VINTAGE PETROLEUM, LLC,

AS SELLER

AND

BANKERS PETROLEUM (US) INC.,

AS PURCHASER

EXECUTED ON APRIL 20, 2006

## TABLE OF CONTENTS

**EXHIBITS:**

| | | |
|---|---|---|
| Exhibit A | - | Leases and Lands |
| Exhibit A-1 | - | Interests in Wells |
| Exhibit A-2 | - | Gas Gathering Systems |
| Exhibit A-3 | - | Certain Excluded Assets |
| Exhibit A-4 | - | Inventory |
| Exhibit A-5 | - | Vehicles |
| Exhibit A-6 | - | Office Leases and Buildings |
| Exhibit B | - | Form of Conveyance |
| Exhibit C | - | Form of Parent Guarantee |
| Exhibit D | - | Form of Agreed Motion to Dismiss |
| Exhibit E | - | Form of Agreed Judgment of Dismissal |
| Exhibit F | - | Form of Mutual Release |
| Exhibit G | - | Form of Accredited Investor Certificate |

**SCHEDULES:**

| | | |
|---|---|---|
| Schedule 2.4 | - | Allocated Values |
| Schedule 3.5(a) | - | Preferential Rights to Purchase and Consents to Assignment |
| Schedule 4.7 | - | Litigation |
| Schedule 4.8 | - | Tax Matters |
| Schedule 4.9 | - | Environmental Matters |
| Schedule 4.10 | - | Compliance with Law Issues |
| Schedule 5.9 | - | Purchaser's Consents, Approvals or Waivers |
| Schedule 6.5 | - | Additional Permitted Activities |
| Schedule 7.1(i) | - | Canadian Counsel Opinion |

## PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the "Agreement"), is executed on April 20, 2006, by and between Vintage Petroleum, LLC, a Delaware limited liability company ("Seller") and Bankers Petroleum (US) Inc., a Texas corporation ("Purchaser"). Each of Seller and Purchaser are sometimes referred to individually as a "Party" and collectively as the "Parties."

### RECITALS:

WHEREAS, Seller owns certain interests in oil and gas properties, rights and related assets that are defined and described herein; and

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the properties and rights of Seller hereafter described, in the manner and upon the terms and conditions hereafter set forth; and

WHEREAS, capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are defined in Article 13 hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

### ARTICLE 1
### PURCHASE AND SALE

**Section 1.1** <u>**Purchase and Sale**</u>.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets (as defined in Section 1.2).

**Section 1.2** <u>**Assets**</u>.

As used herein, the term "Assets" means all of Seller's right, title, and interest in and to the following:

(a) The oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other properties and interests described on Exhibit A (collectively, the "Leases and Lands"), and any and all oil, gas, water, $CO_2$ or injection wells thereon, including the interests in the wells shown on Exhibit A-1 attached hereto (the "Wells");

(b) All pooled, communitized or unitized acreage which includes all or a part of any of the Leases and Lands or includes any Well (the "Units"), and all tenements, hereditaments and appurtenances belonging to the Leases and Lands and Units;

(c) The gas gathering systems and facilities described on Exhibit A-2 (the "Gathering Systems" and, together with the Units, Leases and Lands and Wells, the "Properties");

(d) All presently existing contracts, agreements and instruments by which the Assets are bound, to the extent applicable to the Properties, including but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, but excluding any contracts, agreements and instruments to the extent transfer is restricted by third-party agreement or applicable Law and provided that "Contracts" shall not include the instruments constituting Seller's chain of title to the Leases and Lands (subject to such exclusion and proviso, the "Contracts");

(e) All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use solely in connection with, the Properties, but excluding any permits and other appurtenances to the extent transfer is restricted by third-party agreement or applicable Law;

(f) All equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties or used or held for use solely in connection with the operation of the Properties, but excluding any such items included in the Excluded Assets (subject to such exclusions, the "Equipment");

(g) The inventory, if any, described on Exhibit A-4;

(h) The vehicles, if any, described on Exhibit A-5;

(i) The office leases or buildings, if any, described on Exhibit A-6; and

(j) All lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, geologic and geophysical data (excluding interpretations thereof) and files and all other books, records, data, files, maps and accounting records to the extent relating solely to the Properties or other Assets, excluding however, (A) any records to the extent disclosure or transfer is restricted by any third-party license agreement, other third-party agreement or applicable Law; (B) computer software; (C) all legal records and legal files of Seller and all other work product of and attorney-client communications with any of Seller's legal counsel (other than (x) title opinions, (y) Contracts and (z) records and files with respect to the litigation described on Schedule 4.7); (D) records relating to the sale of the Assets, including bids received from and records of negotiations with third Persons; and (E) any other records to the extent constituting Excluded Assets (as defined in Section 1.3) (clauses (A) through (E) shall hereinafter be referred to as the "Excluded Records" and

subject to such exclusions, the records described in this Section 1.2(j) shall hereinafter be referred to as the "Records").

**Section 1.3** **Excluded Assets**.

Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated hereby (collectively, the "Excluded Assets"):

(a) all corporate, financial, income and franchise tax and legal records of Seller that relate to Seller's business generally (whether or not relating to the Assets), and all books, records and files that relate to the Excluded Assets and those records retained by Seller pursuant to Section 1.5;

(b) those certain mineral fee interests, royalties and/or overriding royalty interests described on Exhibit A-3;

(c) (i) equipment, machinery, fixtures and other tangible personal property and improvements described on Exhibit A-3, (ii) any computers and related peripheral equipment, and (iii) any inventory (other than inventory of Hydrocarbons and inventory, if any, described on Exhibit A-4);

(d) all rights to any refund of Taxes or other costs or expenses borne by Seller or Seller's predecessors in interest and title attributable to periods prior to the Effective Time;

(e) all rights relating to the existing claims and causes of action (other than claims or causes of action for proceeds to which Purchaser is entitled under Section 1.4(b));

(f) Seller's area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller's business generally; and

(g) All Seller's interests in, and all assets of any and all Seller's Benefit Plans.

**Section 1.4** **Effective Time; Proration of Costs and Revenues**.

(a) Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 a.m., local time, where the respective Assets are located, on April 1, 2006 (the "Effective Time"), as described below.

(b) Purchaser shall be entitled to all production of Hydrocarbons from or attributable to the Leases and Lands, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at

and after the Effective Time. Seller shall be entitled to all production of Hydrocarbons from or attributable to Leases and Lands, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. "Earned" and "incurred", as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards, and expenditures which are cash-called or advanced pursuant to a joint operating agreement, unit agreement or similar agreement shall be deemed incurred when expended by the operator of the applicable Leases and Lands, Unit or Well, in accordance with Seller's current practice.

(c) "Property Costs" means all operating expenses (including without limitation costs of insurance, rentals, shut-in payments, title examination and curative actions, and ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes) and capital expenditures (including without limitation bonuses, broker's fees, and other lease acquisition costs, costs of drilling and completing wells and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, and overhead costs charged to the Assets under the applicable operating agreement or if none, charged to the Assets on the same basis as charged on the date of this Agreement.

(d) For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4, (i) liquid hydrocarbons shall be deemed to be "from or attributable to" the Leases and Lands, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are run or, if there are no such storage facilities, when they pass through the LACT meters or similar meters at the point of entry into the pipelines through which they are transported from the field, and (ii) gaseous hydrocarbons shall be deemed to be "from or attributable to" the Leases and Lands, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are transported. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available. Seller shall provide to Purchaser, no later than ten (10) Business Days prior to Closing, evidence of all meter readings and all gauging and strapping procedures conducted on or about the Effective Time in connection with the Assets, together with all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.3 hereof. Taxes that are included in Property Costs, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that production, severance and similar Taxes measured by the quantity of or the value of production shall be prorated based on the number of units or value of production actually produced and sold, as applicable, before, and at or after, the Effective Time. In each case, Purchaser shall be responsible

for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

**Section 1.5** **Delivery and Maintenance of Records**.

(a) Seller, at Purchaser's cost, shall deliver the Records to Purchaser within forty-five (45) days following Closing. Seller may retain the originals of such Records as Seller has determined may be required for litigation, Tax, accounting, and auditing purposes and provide Purchaser with copies thereof and may retain copies of any Records.

(b) With respect to originals or last remaining copies of any Records provided by Seller to Purchaser, Purchaser, for a period of seven (7) years following Closing, will (i) retain the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at Seller's expense and (iii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours, to (A) materials received or produced after Closing relating to any claim for indemnification made under Section 10.1 of this Agreement (excluding, however, attorney work product and attorney-client communications with respect to any such claim being brought by Purchaser under this Agreement) for review and copying at Seller's expense and (B) Purchaser's and its Affiliates' officers, employees and representatives for the purpose of discussing any such claim, provided that Purchaser shall have the right to have its own representatives present during any such meeting.

## ARTICLE 2
## PURCHASE PRICE

**Section 2.1** **Purchase Price**.

The purchase price for the Assets (the "Purchase Price") shall be thirty million U.S. dollars ($30,000,000) payable as (i) ten million U.S. dollars ($10,000,000) in cash and (ii) the balance by the issuance by Parent to Seller of that number of Common Shares of Parent (the "Consideration Shares") equal to the result when (A) twenty million U.S. dollars ($20,000,000) is divided by (B) the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange for the ten (10) trading days prior to the date of execution of this Agreement converted to United States dollars using the noon buying rate of the Federal Reserve Bank of New York on such day. The Purchase Price shall be adjusted as provided in Section 2.3; provided that any such adjustment with respect to the Closing Payment pursuant Section 8.4(a) shall be made proportionally between the portion of the Purchase Price payable in cash and the portion of the Purchase Price payable in Consideration Shares, and that any such adjustment with respect to a post-closing payment pursuant to Section 8.4(b) shall be paid in cash only.

**Section 2.2** **Deposit**.

Upon execution of this Agreement, Purchaser shall pay Seller an earnest money deposit ("Deposit") in the amount of three million U.S. dollars ($3,000,000). In the event that the

Closing does not occur, the Deposit shall be refunded to Purchaser without interest, unless such Closing fails to occur as a result of Purchaser's breach of this Agreement. Otherwise, the Deposit shall be credited against the Purchase Price at Closing.

**Section 2.3** __Adjustments to Purchase Price__.

The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with generally accepted accounting principles, consistently applied, and COPAS standards:

(a) Reduced by the aggregate amount of the following proceeds received by Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the "Adjustment Period"): (i) proceeds from the sale of Hydrocarbons (net of any (A) royalties, overriding royalties or other burdens on or payable out of production, (B) gathering, processing and transportation costs not included in "Property Costs" and any (C) production, severance, sales or excise Taxes not reimbursed to Seller by the purchaser of production) produced from or attributable to the Properties during the Adjustment Period, and (ii) other proceeds earned with respect to the Assets during the Adjustment Period (provided that for purposes of this adjustment, "proceeds" shall not be considered to include funds received by Seller for the account of third Persons);

(b) Reduced in accordance with Section 3.5, by an amount equal to the Allocated Value of those Properties with respect to which preferential purchase rights have been exercised prior to Closing;

(c) Reduced as a result of Title Defects by the amount determined under Section 3.4(d) and increased as a result of Title Benefits by the amounts determined under Section 3.4(e);

(d) Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets which are paid by Seller and incurred at or after the Effective Time, except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.3(a)(i);

(e) Increased by the amount of all prepaid expenses (including cash calls and advances to third Person operators for expenses not yet incurred) paid by Seller with respect to the ownership or operation of the Assets and not yet applied as of the Closing Date; and

(f) The Deposit shall be credited against the portion of the Purchase Price that is payable in cash.

The adjustment described in Section 2.3(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser's entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Leases and Lands, Units and Wells during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the

Adjustment Period, and Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made. Similarly, the adjustment described in Section 2.3(d) shall serve to satisfy, up to the amount of the adjustment, Purchaser's obligation under Section 1.4 to pay Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred during the Adjustment Period, and Purchaser shall not be separately obligated to pay for any Property Costs or other such costs with respect to which an adjustment has been made.

The Purchase Price, adjusted as set forth in (a) through (f), shall also be increased by interest thereon from the Effective Time to the Closing Date, computed at the lesser of (i) the published or quoted prime or base rate of Citibank N.A. in effect at the Effective Time plus two percent (2%) or (ii) the maximum rate allowed by applicable Law (the "Agreed Interest Rate"), and the result shall be the "Adjusted Purchase Price."

**Section 2.4** <u>**Allocation of Purchase Price**</u>.

Schedule 2.4 sets forth the agreed allocation of the unadjusted Purchase Price among each of the Assets. The "Allocated Value" for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.4, increased or decreased as described in this Section. Any adjustments to the Purchase Price pursuant to Sections 2.3(a) through (f) shall be applied to the amounts set forth in Schedule 2.4 for the particular affected Assets. After all such adjustments are made, the interest adjustment set forth in the last paragraph of Section 2.3 shall be applied to the adjusted allocations on a pro rata basis. Seller has accepted such Allocated Values for purposes of this Agreement only and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values. Seller and Purchaser agree (i) the purchase and sale described herein is not a transaction subject to the provisions of section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and that (ii) the Allocated Values agreed for purposes of this Section 2.4 are not necessarily those that would be determined in accordance with the principles of section 1060 of the Code and the Treasury Regulations thereunder. Further, if either Party later determines that it is required to file Internal Revenue Service Form 8594 as a result of this purchase and sale transaction, such Party will notify the other Party prior to filing said form with the Internal Revenue Service.

## ARTICLE 3
## TITLE MATTERS

**Section 3.1** <u>**Seller's Title**</u>.

(a) Seller represents and warrants to Purchaser that Seller's title to the Leases and Lands shown on Exhibit A and the Wells shown on Exhibit A-1 is Defensible Title as defined in Section 3.2.

(b) The conveyance to be delivered by Seller to Purchaser shall be substantially in the form of Exhibit B hereto (the "Conveyance") and contain a special warranty of title by, through and under Seller to Seller's interest in the Leases and Lands shown as owned by Seller on Exhibit A and the Wells shown as owned by Seller on Exhibit A-1, subject to the Permitted Encumbrances, but shall otherwise be without

warranty of title, express, implied or statutory, except that such conveyances shall transfer to Purchaser all rights or actions on title warranties given or made by Seller's predecessors (other than Affiliates of Seller), to the extent Seller may legally transfer such rights.

(c) This Article 3 shall provide Purchaser's exclusive remedy in respect of Title Defects reported in accordance with this Article 3, and Purchaser shall not be entitled to protection under Seller's special warranty of title in the Conveyance against any Title Defect reported under this Article 3.

**Section 3.2 Definition of Defensible Title.**

As used in this Agreement, the term "Defensible Title" means that title of Seller which, subject to Permitted Encumbrances:

(a) Entitles Seller to receive throughout the duration of the productive life of any Lease and Land or Well (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons), not less than the "net revenue interest" share shown in Exhibits A or A-1 (for purposes of this Agreement, the "net revenue interest" for any Lease and Land on Exhibit A shall be the working interest shown on Exhibit A, less the royalty burden shown on Exhibit A) of all Hydrocarbons produced, saved and marketed from such Lease and Land or Well, except decreases in connection with those operations in which Seller may be a nonconsenting co-owner, decreases resulting from the reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment or amendment of pools or units, and decreases required to allow co-owners to make up past underproduction or pipelines to make up past under deliveries and except as stated in such Exhibits A or A-1;

(b) Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, any Lease and Land or Well not greater than the "working interest" shown in Exhibits A or A-1 without increase throughout the productive life of such Lease and Land or Well, except as stated in Exhibits A or A-1 and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in Seller's net revenue interest; and

(c) Is free and clear of all Encumbrances other than Permitted Encumbrances.

As used in this Agreement, the term "Encumbrance" means any lien, charge, encumbrance, obligation, or other defect (including a discrepancy in net revenue interest or working interest as set forth in Exhibits A or A-1), and the term "Title Defect" means any Encumbrance, other than a Permitted Encumbrance, that causes a breach of Seller's representation and warranty in Section 3.1. As used in this Agreement, the term "Title Benefit" shall mean any right, circumstance or condition that operates to increase the net revenue interest of Seller in any Lease and Land or Well above that shown on Exhibits A or A-1, without causing

a greater than proportionate increase in Seller's working interest above that shown in Exhibits A or A-1.

**Section 3.3 Definition of Permitted Encumbrances.**

As used herein, the term "Permitted Encumbrances" means any or all of the following:

(a) Lessors' royalties and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller's net revenue interests below that shown in Exhibits A or A-1 or increase Seller's working interest above that shown in Exhibits A or A-1 without a corresponding increase in the net revenue interest;

(b) All Contracts, to the extent that they do not, individually or in the aggregate, reduce Seller's net revenue interests below that shown in Exhibits A or A-1 or increase Seller's working interest above that shown in Exhibits A or A-1 without a corresponding increase in the net revenue interest;

(c) Subject to compliance with Section 3.5, preferential rights to purchase the Assets;

(d) Third-party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Seller from the appropriate parties prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e) Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(f) Materialman's, mechanic's, repairman's, employee's, contractor's, operator's and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g) All rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of oil and gas leases or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(h) Rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(i) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations;

(j) Calls on production under existing Contracts;

(k) All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any franchise, grant, license or permit issued by any such Governmental Body;

(l) Any Encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;

(m) The litigation matters described in Schedule 4.7;

(n) Any reduction in Seller's working interest and/or net revenue interest below those shown on Exhibits A or A-1, or any other Encumbrance, resulting from the following:

(i) The occurrence of payout under any farmout agreement, joint operating agreement or similar arrangement, or the exercise of any other back-in right or reversionary interest held by a third Person;

(ii) Any lease amendment, or any consent by any non-participating royalty interest or non-executive mineral interest, authorizing the lessee or executive rights holder to pool a leasehold interest, royalty interest, or mineral interest constituting part of any Property, or to pool another leasehold interest, royalty interest, or mineral interest with any Property; or

(iii) The failure of Exhibits A and A-1 to reflect any leased or unleased mineral interest, where the owner thereof was treated as a non-participating co-tenant during the drilling of any Well;

(o) Any matters shown on Exhibits A or A-1; and

(p) Any other Encumbrances which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned) and which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties in similar geographic locations.

**Section 3.4 <u>Notice of Title Defects; Defect Adjustments</u>.**

(a) To assert a claim arising out of a breach of Section 3.1, Purchaser must deliver a claim notice to Seller promptly after becoming aware of a Title Defect but in any event on or before April 28, 2006 (the "Title Claim Date"), except as otherwise provided under Sections 3.5 or 3.6. Such notice shall be in writing and shall include (i) a specific description of the alleged Title Defect(s), (ii) the Leases and Lands and/or Wells affected, (iii) the Allocated Values of the Leases and Lands and/or Wells subject to the alleged Title Defect(s), (iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the

alleged Title Defect(s) and (v) the amount by which Purchaser reasonably believes the Allocated Values of those Leases and Lands and/or Wells are reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser's belief is based. Purchaser shall be deemed to have waived all breaches of Section 3.1 of which Seller has not been given notice on or before the Title Claim Date.

(b) Should Purchaser discover any Title Benefit on or before the Title Claim Date, Purchaser shall as soon as practicable, but in any case by the Title Claim Date, deliver to Seller a notice including (i) a specific description of the Title Benefit, (ii) the Leases and Lands and/or Wells affected, (iii) the Allocated Values of the Leases and Lands and/or Wells subject to such Title Benefit and (iv) the amount by which the Purchaser reasonably believes the Allocated Value of those Leases and Lands and/or Wells is increased by the Title Benefit, and the computations and information upon which Purchaser's belief is based. Seller shall have the right, but not the obligation, to deliver to Purchaser a similar notice on or before the Title Claim Date with respect to each Title Benefit discovered by Seller. Seller shall be deemed to have waived all Title Benefits of which neither Party has given notice on or before the Title Claim Date, except to the extent Purchaser has failed to give a notice which it was obligated to give under this Section 3.4(b).

(c) Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove on or before the Closing Date any Title Defects of which it has been advised by Purchaser.

(d) With respect to each Lease and Land or Well affected by Title Defects reported under Section 3.4(a) and not cured during the period permitted under Section 3.4(c), Seller's interest in the Lease and Land or Well shall be assigned at Closing subject to all such uncured Title Defects and the Purchase Price shall be reduced by an amount (the "Title Defect Amount") equal to the reduction in the Allocated Value for such Lease and Land or Well caused by such Title Defects, as determined pursuant to Section 3.4(g). Notwithstanding the foregoing provisions of this Section 3.4(d), no reduction shall be made in the Purchase Price with respect to any Title Defect for which Seller at its election executes and delivers to Purchaser a written indemnity agreement, in form and substance and with financial assurances reasonably satisfactory to Purchaser, under which Seller agrees to fully, unconditionally and irrevocably indemnify and hold harmless Purchaser and its successors and assigns from any and all Damages arising out of or resulting from such Title Defect.

(e) With respect to each Lease and Land or Well affected by Title Benefits reported under Section 3.4(b) (or of which Purchaser had knowledge and should have reported under Section 3.4(b)), the Purchase Price shall be increased by an amount (the "Title Benefit Amount") equal to the increase in the Allocated Value for such Lease and Land or Well caused by such Title Benefits, as determined pursuant to Section 3.4(h).

(f) Section 3.4(d) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to Seller's breach of its warranty and representation in Section 3.1.

(g) The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the affected Lease and Land or Well;

(iii) if the Title Defect represents a discrepancy between (A) the net revenue interest for any Lease and Land or Well and (B) the net revenue interest stated on Exhibits A or A-1, then the Purchaser and Seller shall negotiate in good faith to reach an agreement regarding the value of any Title Defect not heretofor addressed;

(iv) if the Title Defect represents an Encumbrance of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Lease and Land or Well so affected, the portion of Seller's interest in the Lease and Land or Well affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Lease and Land or Well, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation;

(v) notwithstanding anything to the contrary in this Article 3, (A) an individual claim for a Title Defect for which a claim notice is given prior to the Title Claim Date shall only be subject for adjustment under this Article 3 (except for adjustments required by Section 3.5 or Section 3.6) if the Title Defect Amount with respect thereto exceeds fifty thousand U.S. dollars ($50,000), (B) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Lease and Land or Well shall not exceed the Allocated Value of such Lease and Land or Well, (C) except for adjustments required by Section 3.5 or Section 3.6, there shall be no Purchase Price adjustment for Title Defects unless and until the aggregate Title Defect Amounts for all Leases and Lands and/or Wells for which Claim Notices were timely delivered exceed one million U.S. dollars ($1,000,000), and then only to the extent that the aggregate Title Defect Amounts exceed one million U.S. dollars ($1,000,000), and (D) if the aggregate Title Defect Amounts for all Leases and Lands and/or Wells for which Claim Notices were delivered exceed one million U.S. dollars ($1,000,000),

Seller may, by notice to the Purchaser at least one Business Day prior to Closing, elect to terminate this Agreement under Section 9.1;

(vi) if a Title Defect is reasonably susceptible of being cured, the Title Defect Amount determined under subsections (iii) or (iv) above shall not be greater than the lesser of (A) the reasonable cost and expense of curing such Title Defect or (B) the share of such curative work cost and expense which is allocated to such Lease and Land or Well pursuant to subsection (vii) below; and

(vii) the Title Defect Amount with respect to a Lease and Land or Well shall be determined without duplication of any costs or losses (A) included in another Title Defect Amount hereunder, (B) included in a casualty loss under Section 3.6, or (C) for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price. To the extent that the cost to cure any Title Defect will result in the curing of all or a part of one or more other Title Defects, such cost of cure shall be allocated for purposes of Section 3.4(g)(vi) among the Leases and Lands and/or Wells so affected on a fair and reasonable basis.

(h) The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Lease and Land or Well multiplied by a fraction, the numerator of which is the net revenue interest increase and the denominator of which is the net revenue interest stated on Exhibits A or A-1, provided that if the Title Benefit is not effective or does not affect a Lease and Land or Well throughout the entire life of the Lease and Land or Well, the Title Benefit Amount determined under this Section 3.4(h) shall be reduced accordingly.

(i) Seller and Purchaser shall attempt to agree on all Title Defect Amounts and Title Benefit Amounts by three (3) Business Days prior to the Closing Date. If Seller and Purchaser are unable to agree by that date, Seller's estimate shall be used to determine the Closing Payment pursuant to Section 8.4(a), and the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(i). During the 10-day period following the Closing Date, Title Defect Amounts and Title Benefit Amounts in dispute shall be submitted to a title attorney with at least 10 years' experience in oil and gas titles as selected by (A) mutual agreement of Purchaser and Seller or (B) absent such agreement during the 10-day period, by the Houston office of the American Arbitration Association (the "Title Arbitrator"). The Title Arbitrator shall not have had an affiliation with any Party or their Affiliates within the seven (7) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator's determination shall be made within 45 days after submission of the matters in dispute and shall be final and binding upon all Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Sections 3.4(g)

and 3.4(h) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third parties to advise the arbitrator, including without limitation title attorneys from other states and petroleum engineers. In no event shall any Title Defect Amount exceed the estimate given by Purchaser in its claim notice delivered in accordance with Section 3.4(a) and in no event shall any Title Benefit Amount exceed any estimate given by Seller in a claim notice delivered in accordance with Section 3.4(b). The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect Amounts and Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Purchaser shall bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator.

(j) Seller may at its option and sole cost continue after Closing but prior to the date of the final adjustment to the Purchase Price under Section 8.4(b) to attempt to cure or remove any Title Defects. If any Title Defect for which a Purchase Price adjustment is made or indemnity given under Section 3.4(d) is cured or removed by Seller prior to the date of the final adjustment to the Purchase Price under Section 8.4(b), (i) Seller shall be reimbursed in that final adjustment for the amount of any previous deduction from the Purchase Price with respect to such Title Defect or (ii) such indemnity shall be deemed terminated without further action on the part of any Party, as applicable.

**Section 3.5 <u>Consents to Assignment and Preferential Rights to Purchase</u>.**

(a) Promptly after the date hereof, Seller shall prepare and send (i) notices to the holders of any required consents to assignment that are set forth on Schedule 3.5(a) requesting consents to the Conveyances and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 3.5(a) in compliance with the terms of such rights and requesting waivers of such rights. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including, without limitation, the successful Closing of this Agreement pursuant to Article 8. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset. Seller shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

(b) If any preferential right to purchase any Assets is exercised prior to Closing, the Purchase Price shall be decreased by the Allocated Value for such Assets, and the affected Assets shall be deemed to be deleted from Exhibit A (and Exhibits A-1,

A-2, A-4 and A-5, as applicable) to this Agreement for all purposes. Seller shall retain the consideration paid by the third Person.

(c) Should a third Person fail to exercise its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, or, should a third Person holding a consent right fail to give its consent to the transfer of any portion of the Assets prior to Closing, then subject to the remaining provisions of this Section 3.5, such Assets shall be included in the transaction at Closing, and there shall be no adjustment to the Purchase Price at Closing with respect to such preferential right to purchase or consent requirement; provided that should the holder of a preferential purchase right later validly exercise same, (A) Purchaser agrees to transfer the affected Asset back to the Seller or to the holder of the preferential purchase right on the terms and provisions set out herein and in the applicable preferential purchase right provision, as Seller shall direct, (B) Seller shall pay to Purchaser the Allocated Value of such Asset, (C) Seller shall be entitled to the consideration paid by such holder, and (D) Purchase Price adjustments calculated in the same manner as the adjustments in Sections 2.3(a) and 2.3(d) shall be calculated for the period from the Closing Date to the date of the reconveyance and the difference between such adjustments, if positive, shall be paid by Purchaser to Seller and, if negative, by Seller to Purchaser.

**Section 3.6 <u>Casualty or Condemnation Loss</u>.**

If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to close and Seller shall elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any casualty to be repaired or restored, at Seller's sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) to indemnify Purchaser through a document reasonably acceptable to Seller and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair the Assets subject to any casualty or (iii) to treat such casualty or taking as a Title Defect with respect to the affected Property or Properties under Section 3.4. In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the Parties otherwise agree in writing. Notwithstanding the preceding, if the aggregate losses caused by such casualties and takings exceed one million U.S. dollars ($1,000,000), either Party may, by notice to the other at least one Business Day prior to Closing, elect to terminate this Agreement under Section 9.1.

**Section 3.7 <u>Limitations on Applicability</u>.**

The representation and warranty in Section 3.1 shall terminate as of the Title Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser's or Seller's rights under Section 3.4 with respect to any bona fide Title Defect or Title Benefit claim properly reported on or before the Title Claim Date. Thereafter, Purchaser's sole and exclusive rights and remedies with regard to title to the Assets shall be as set forth in the respective Conveyances transferring the Assets from Seller to Purchaser.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES OF SELLER

**Section 4.1** **Disclaimers.**

(a) Except as and to the extent expressly set forth in Articles 3 and 4 of this Agreement or in the certificate of Seller to be delivered pursuant to Section 8.2(d) or in the Conveyance instruments to be delivered by Seller to Purchaser hereunder, (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of its Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 3 OR THIS ARTICLE 4, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, OR (VII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING EQUIPMENT AND OTHER TANGIBLE PROPERTY IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, "AS IS" AND "WHERE IS" WITH ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c) Any representation "to the knowledge of Seller" or "to Seller's knowledge" is limited to matters within the actual conscious awareness of J. Chris Jacobsen, Seller's current Vice President – U.S. Operations.

(d) Inclusion of a matter on a Schedule attached hereto with respect to a representation or warranty which addresses matters having a Material Adverse Effect

shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters may be disclosed on a Schedule to this Agreement for purposes of information only.

(e) Subject to the foregoing provisions of this Section 4.1, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 4.2 through 4.10.

**Section 4.2 Existence and Qualification.**

Seller is a limited liability company duly organized and validly existing under the Laws of its state of organization and is duly qualified to do business as a foreign company, in each jurisdiction where the Assets are located, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

**Section 4.3 Power.**

Seller has the power under its agreement of limited liability company and the limited liability company act of its state of organization to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller at Closing) and consummate the transactions contemplated by this Agreement (and such documents).

**Section 4.4 Authorization and Enforceability.**

The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary company action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as ` as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

**Section 4.5 No Conflicts.**

Subject to preferential rights to purchase and consents to assignment, the execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (i) violate any provision of the certificate of formation, bylaws, agreement of limited liability company or other organizational documents of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affects the Assets, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, or (iv) violate

any Laws applicable to Seller or any of the Assets, except any matters described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.

**Section 4.6 Liability for Brokers' Fees.**

Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

**Section 4.7 Litigation.**

Except as set forth in Schedule 4.7, to Seller's knowledge, there are no actions, suits or proceedings pending, or threatened in writing, before any Governmental Body with respect to the Assets that would have a Material Adverse Effect. To Seller's knowledge, there are no actions, suits or proceedings pending, or threatened in writing, before any Governmental Body against Seller which are reasonably likely to impair materially Seller's ability to perform its obligations under this Agreement or any document required to be executed and delivered by Seller at Closing.

**Section 4.8 Taxes and Assessments.**

To Seller's knowledge, Seller has filed all material Tax returns required to be filed by Seller with respect to the Assets. Except as disclosed on Schedule 4.8, to Seller's knowledge, Seller has paid or caused to be paid all ad valorem, property, production, severance and similar Taxes based upon or measured by the ownership of or the production of Hydrocarbons from the Assets required to be shown on such returns, except those being contested in good faith. Except as disclosed on Schedule 4.8, Seller has not received written notice of any pending claim against Seller from any applicable taxing authority for assessment of Taxes with respect to the Assets.

**Section 4.9 Environmental Laws.**

Except as set forth in Schedule 4.9 or the other schedules hereto, to Seller's knowledge, Seller has complied with, and Seller's operation of the Leases and Lands has been in compliance with, all applicable Environmental Laws, except such failures to comply as, individually or in the aggregate, would not have a Material Adverse Effect. Except for contamination that would not, individually or in the aggregate, have a Material Adverse Effect, to Seller's knowledge there has been no contamination of groundwater, surface water or soil on the Lands resulting from activities under the Leases and Lands which requires remediation under applicable Environmental Laws. Notwithstanding the other terms of this Section, Seller makes no, and disclaims any, representation or warranty, express or implied, with respect to the presence or absence of naturally occurring radioactive material ("NORM"), asbestos, drilling fluids and chemicals, and produced waters and hydrocarbons in or on the Properties or Equipment in quantities typical for oilfield operations in the areas in which the Properties and Equipment are located.

**Section 4.10 Compliance with Laws.**

Except as disclosed on Schedule 4.10, and except with respect to Environmental Laws, which are addressed exclusively in Section 4.9, to Seller's knowledge, Seller has complied with and Seller's operation of the Properties has been in compliance with all applicable Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

## ARTICLE 5
## REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

**Section 5.1 Existence and Qualification.**

Each of the Purchaser and Parent is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation; and Purchaser is duly qualified to do business as a foreign corporation in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on Purchaser or its properties or on Parent or its properties, as the case may be; and as of the Closing Date, Purchaser will be duly qualified to do business as a foreign corporation in the respective jurisdictions where the Assets to be transferred to it are located.

**Section 5.2 Power.**

Purchaser has the corporate power to enter into and perform this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and consummate the transactions contemplated by this Agreement (and such documents). Parent has the corporate power to issue the Consideration Shares as contemplated by this Agreement.

**Section 5.3 Authorization and Enforceability.**

The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The issuance of the Consideration Shares and the execution, delivery and filing with the Securities Commissions of the Preliminary Prospectus, the Prospectus and other necessary documents, at the time of Closing, will be duly and validly authorized by all necessary corporate action on behalf of Parent.

**Section 5.4 No Conflicts.**

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement (including the filing of the Preliminary Prospectus and Prospectus with the Securities Commissions and the issuance and delivery of the Consideration Shares as contemplated by this Agreement) will not (i) violate any provision of the certificate of incorporation or bylaws of Purchaser or the constating documents of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser or Parent is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser or Parent as a party in interest, or (iv) violate any Laws applicable to Purchaser or any of its assets or Parent or any of its assets, except any matters described in clauses (ii), (iii), or (iv) above which would not have a material adverse effect on Purchaser or Parent, as the case may be.

**Section 5.5 Liability for Brokers' Fees.**

Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or Parent, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

**Section 5.6 Litigation.**

There are no actions, suits or proceedings pending, or to Purchaser's knowledge (after due inquiry of those persons at Parent that have knowledge of such matters), threatened in writing before any Governmental Body against Purchaser or Parent which are reasonably likely to impair materially Purchaser's ability to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser or Parent at Closing.

**Section 5.7 Financing.**

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the portion of the Closing Payment payable in cash to Seller at the Closing.

**Section 5.8 Independent Investigation.**

Purchaser acknowledges and affirms that (i) it has completed its independent investigation, verification, analysis and evaluation of the Assets and (ii) it has made all such reviews and inspections of the Assets as it has deemed necessary or appropriate. Except for the representations and warranties expressly made by Seller in Articles 3 and 4 of this Agreement, or in any certificate furnished or to be furnished to Purchaser pursuant to this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the Assets or prospects thereof, and that in making its decision to enter into this Agreement and to

consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis and evaluation.

**Section 5.9** **<u>Consents, Approvals or Waivers</u>.**

Purchaser's execution, delivery and performance of this Agreement (and any document required to be executed and delivered by Purchaser at Closing) is not and will not be subject to any consent, approval, or waiver from any Governmental Body or other third Person, except (i) consents and approvals of assignments by Governmental Bodies that are customarily obtained after Closing and (ii) as set forth on Schedule 5.9.

**Section 5.10** **<u>Share Capital</u>.**

The authorized capital of Parent consists of an unlimited number of Common Shares (of which as at March 30, 2006, 378,373,840 Common Shares were issued and outstanding as fully paid and non assessable). The Consideration Shares have been duly authorized for issuance by Parent and, upon delivery to Seller, such Consideration Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Parent. Parent is a "reporting issuer" in each of the Qualifying Provinces within the meaning of the Securities Laws and is not on the list of defaulting reporting issuers maintained by the Securities Commission in any such province(s) that maintains such a list. Other than as contemplated by this Agreement, there are no agreements, options, rights or privileges (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription for or issuance of the Consideration Shares. When delivered to Seller, the Consideration Shares will be free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

**Section 5.11** **<u>Exchange Listing</u>.**

The currently outstanding Common Shares are listed on the Toronto Stock Exchange, and prior to the filing of the Preliminary Prospectus, Parent will have obtained the conditional approval of the Toronto Stock Exchange to list the Consideration Shares.

**Section 5.12** **<u>No Consents or Approvals</u>.**

Other than those that have been obtained prior to the date hereof or that are contemplated herein, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or regulatory body is required for the issue, sale and delivery of the Consideration Shares to Seller as contemplated by this Agreement.

**Section 5.13** **<u>No Cease Trade Orders</u>.**

No order to cease or suspend trading of any securities of Parent has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and no proceedings for such purpose have been instituted and are continuing or are pending or, to the knowledge of the Purchaser (after due inquiry of those persons at Parent that have knowledge of such matters), contemplated or threatened.

**Section 5.14 Securities Filings.**

To the knowledge of Purchaser (after due inquiry of those persons at Parent that have knowledge of such matters), Parent has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable Laws (including, without limitation, periodic timely disclosure filings and other materials required to be filed by a "reporting issuer" under Securities Laws in the Qualifying Provinces). All such reports, filings, disclosures, releases or other materials were prepared in accordance with applicable Laws (including Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation. There are no material facts or material information and, since December 31, 2005, there has been no material change in the capital, business, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), operations, condition (financial or otherwise), results of operations, financial position, capital or long-term debt or prospects of Parent together with its consolidated subsidiaries required to be disclosed under applicable Laws which have not been generally disclosed and no such disclosure has been made on a confidential basis.

**Section 5.15 Delivery of Prospectuses.**

The delivery to Seller of the Prospectus or any amendment thereto shall constitute a representation and warranty by the Purchaser to Seller that all information and statements contained therein and incorporated therein by reference (except any information or statements which are modified by or superseded by a subsequent amendment to the Prospectus or any amendment thereto delivered to Seller prior to the Closing Date) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Consideration Shares as required by the applicable Securities Laws in the Qualifying Provinces, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

## ARTICLE 6
## COVENANTS OF THE PARTIES

**Section 6.1 Access.**

Between the date of execution of this Agreement and the Closing Date, Seller will give Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser's expense, the Records in Seller's possession, for the purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any obligations to any third party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Seller shall make commercially reasonable efforts to consolidate the Records at a single location. Such access by Purchaser shall be limited to Seller's normal business hours, and Purchaser's investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. Purchaser at its option may conduct

a phase I environmental audit of any or all of the Assets, to the extent Seller has authority to permit such an audit, provided that neither Purchaser nor its representatives shall conduct any testing or sampling on or with respect to the Assets prior to Closing. All information obtained by Purchaser and its representatives under this Section shall be subject to the terms of that certain confidentiality agreement between Seller and Purchaser dated December 20, 2005, as amended on January 16, 2006 (the "Confidentiality Agreement").

**Section 6.2** **Government Reviews.**

Seller and Purchaser shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each governmental agency as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, and (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.

**Section 6.3** **Notification of Breaches.** Until the Closing,

(a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser's or Seller's representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser's or Seller's covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 9.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

**Section 6.4** **Public Announcements.**

No Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller (i) that are required by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing

Party or its Affiliates, or (ii) to Governmental Bodies and third Persons holding preferential rights to purchase or rights of consent that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to obtain waivers of such right or such consents.

**Section 6.5 Operation of Business.**

In addition to matters set forth on Schedule 6.5, until the Closing, Seller (i) will have the right to continue to conduct its business related to the Assets in the ordinary course consistent with its past exploration and drilling program and other past practices, including but not limited to incurring expenditures associated with lease acquisitions, landmen, independent contractors, vendors, title opinions, curative material, road, drillsite and pipeline construction, acquisition of road and pipeline right-of-ways, drilling, and completing wells, construction of gathering, compression and treating facilities, and marketing costs, (ii) will furnish Purchaser with copies of all third party and any Seller-generated drilling, completion and workover AFEs within five business days of receipt of third party AFEs or the approval of any Seller generated AFE, (iii) will furnish Purchaser, on the 1st and 15th day of each month, with a schedule setting forth the actual expenditures incurred during the past reporting periods and an estimate of the expenditures that Seller believes that it will incur during the following reporting period, (iv) will maintain insurance coverage on the Assets in the amounts and of the types presently in force, (v) will use commercially reasonable efforts to maintain in full force and effect all Leases and Lands that are presently producing in paying quantities, (vi) will maintain all material governmental permits and approvals affecting the Assets, and (vii) will not transfer, sell, hypothecate, encumber or otherwise dispose of any material Properties or Equipment except for sales and dispositions of Equipment made in the ordinary course of business consistent with past practices; provided, however, Seller shall not approve or issue any AFEs in an amount in excess of fifty thousand U.S. dollars ($50,000) without first requesting and obtaining the consent of Purchaser, which consent shall not be unreasonably withheld. Purchaser's approval of any action restricted by this Section 6.5 shall be considered granted within 10 days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the Seller's notice) of the Seller's notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

**Section 6.6 Indemnity Regarding Access.**

Purchaser agrees to indemnify, defend and hold harmless Seller, its Affiliates, the other owners of interests in the Properties, and all such Persons' directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys' fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets and to the Records and other related information prior to the Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, **even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person.**

**Section 6.7 Assumption of Obligations.**

By the consummation of the transactions contemplated by this Agreement at Closing, and without limiting the indemnification obligations of any Party under Article 10, Purchaser assumes and agrees to pay, perform and discharge all obligations of Seller accruing under the Leases and Lands, Contracts and applicable Law with respect to the Assets, including (i) obligations to furnish makeup Hydrocarbons according to the terms of applicable sales, gathering, processing, or transportation contracts or in response to Hydrocarbon production imbalances, (ii) obligations to pay revenues, royalties or other amounts payable to third Persons with respect to the Properties but held in suspense, (iii) obligations to plug wells, dismantle facilities, close pits and restore the surface around such wells, facilities and pits and (iv) obligations with respect to the actions, suits or other proceedings set forth on Schedule 4.7.

**Section 6.8 Tax Matters.**

Subject to the provisions of Section 12.5, Seller shall be responsible for all Taxes (other than ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, which are addressed in Section 1.4) attributable to any period of time at or prior to the Effective Time, including without limitation income Taxes arising as a result of the gain recognized on the transfer of the Assets, and Purchaser shall be responsible for all such Taxes attributable to any period of time after the Effective Time. Regardless of which Party is responsible, Seller shall handle payment to the appropriate Governmental Body of all Taxes with respect to the Assets which are required to be paid prior to Closing (and shall file all returns with respect to such Taxes).

**Section 6.9 [Intentionally Omitted].**

**Section 6.10 Hart-Scott-Rodino.**

Each Party shall make as promptly as practicable all filings required of it under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Each Party agrees to cooperate with the others in connection with such filings.

**Section 6.11 Further Assurances.**

At and after Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

**Section 6.12 Tax-Deferred Exchange.**

(a) Notwithstanding any other provision of this Agreement, in the event Seller so elects, Purchaser shall accommodate Seller in effecting a tax-deferred exchange under Internal Revenue Code section 1031, as amended. Seller shall have the right to elect this tax-deferred exchange at any time prior to the Closing Date. If Seller elects to effect a tax-deferred exchange, Purchaser shall execute such escrow instructions, documents, agreements or instruments to effect an exchange, as Seller may reasonably request, it being understood that Purchaser shall not be required to incur additional costs, expenses, fees or liabilities, not reimbursed or indemnified by Seller, as a result of or connected with an exchange.

(b) Seller may assign its rights and delegate its duties under this Agreement in whole or in part to a third party in order to effect such an exchange; provided that Seller shall remain responsible to Purchaser for the full and prompt performance of any delegated duties. Seller shall indemnify and hold Purchaser and its Affiliates harmless from and against all claims, expenses (including reasonable attorneys' fees), loss and liability resulting from Purchaser's participation in any exchange undertaken pursuant to this Section 6.12.

**Section 6.14 Recording.**

As soon as practicable after Closing, Purchaser shall record the Conveyances and other assignments delivered at Closing in the appropriate counties as well as with the appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.

**Section 6.15 Securities Regulatory Approvals.**

Purchaser shall use commercially reasonable efforts to obtain (i) the approval of the Toronto Stock Exchange in the respect of the issuance of the Consideration Shares to Seller, subject only to the usual post-issuance requirements of the Toronto Stock Exchange, and (ii) the MRRS Decision Document; on or before May 8, 2006, or as soon as possible thereafter.

## ARTICLE 7
## CONDITIONS TO CLOSING

**Section 7.1 Conditions of Seller to Closing.**

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) Pending Litigation. On the Closing Date, no suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body;

(d) Hart-Scott-Rodino. The necessary waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired, or early termination of the waiting period shall have been granted.

(e) Deliveries. Purchaser shall have delivered to Seller duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Purchaser under Section 8.3;

(f) Payment. Purchaser shall have paid the Closing Payment and delivered the Consideration Shares to Purchaser or its designate;

(g) MRRS Decision Document. An MRRS Decision Document shall have been issued by the British Columbia Securities Commission evidencing that receipt have been issued by each of the Securities Commissions in respect of the Prospectus, or any amendment thereto filed with the Securities Commissions on or prior to the Closing Date;

(h) Exchange Listing. Purchaser shall have delivered evidence satisfactory to Seller that listing on the Toronto Stock Exchange of the Consideration Shares has been conditionally approved, subject to customary conditions, and that application has been made by Parent for the admission to trading of the Consideration Shares on the AIM market of the London Stock Exchange; and

(i) Canadian Opinion. Purchaser shall have caused DuMoulin Black LLP, Canadian counsel for the Parent and Purchaser, dated the Closing Date, to deliver an opinion addressed to the Seller and their counsel in form and substance satisfactory to the Seller and their counsel, acting reasonably, to the effect set forth in Schedule 7.1(i)

**Section 7.2 Conditions of Purchaser to Closing.**

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect;

(b) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) Pending Litigation. On the Closing Date, no suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or seeking substantial damages in connection therewith, shall be pending before any Governmental Body;

(d) Hart-Scott-Rodino. The necessary waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired, or early termination of the waiting period shall have been granted;

(e) Deliveries. Seller shall have delivered to Purchaser duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Seller under Section 8.2; and

(f) TSX Approval. The Toronto Stock Exchange shall have approved the issue of the Consideration Shares to be issued to the Seller, subject only to compliance with the usual requirements of the Toronto Stock Exchange.

**ARTICLE 8**

## CLOSING

**Section 8.1 Time and Place of Closing.**

(a) Consummation of the purchase and sale transaction as contemplated by this Agreement (the "Closing"), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller, located at 10889 Wilshire Boulevard, Los Angeles, California, at 10:00 a.m., local time, on May 8, 2006, or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the rights of the Parties under Article 9.

(b) The date on which the Closing occurs is herein referred to as the "Closing Date."

**Section 8.2 Obligations of Seller at Closing.**

At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) Conveyances of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by the Seller;

(b) assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, where applicable, duly executed by the Seller;

(c) letters-in-lieu of transfer orders covering the Assets, prepared by and duly executed by the Seller;

(d) a certificate duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled;

(e) a certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the certificate of formation and bylaws, agreement of limited liability company or other organizational documents of Seller, each as in effect as of the Closing, (B) the resolutions of the Board of Managers of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the members of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing;

(f) an executed statement described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(g) executed change-of-operator forms for each Lease and Land, Unit or Well that Purchaser intends to operate after Closing, which Seller shall file; provided, however, that if the operator of a Lease and Land, Unit or Well must be elected or designated after Closing, the applicable instruments will be not be filed until after the election or designation, as applicable, and the Purchaser provides Seller with notice of such election or designation (for the avoidance of any doubt, Purchaser's election or designation as operator shall not be a condition of Purchaser's performance under this Agreement);

(h) release and termination of the Confidentiality Agreement;

(i) the Dismissal Documents, duly executed by the Seller and Seller's counsel in accordance with Section 6.13; and

(j) a certificate of the Seller, substantially in the form of Exhibit G hereto, confirming its status as an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3), or (7) of Regulation D under the United States Securities Act of 1933, as amended.

**Section 8.3** **Obligations of Purchaser at Closing.**

At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) a wire transfer of the cash portion of the Closing Payment in same-day funds;

(b) Conveyances of the Assets, duly executed by Purchaser;

(c) letters-in-lieu of transfer orders covering the Assets, duly executed by Purchaser;

(d) a certificate by an authorized corporate officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(e) a certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching, and certifying on behalf of Purchaser as complete and correct, copies of (A) the certificate of incorporation and the bylaws of Purchaser, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby and (C) any required approval by the stockholders of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(f) a parent guarantee entered into by Parent, in the form of Exhibit C, dated as of Closing and duly executed by an authorized corporate officer of Parent;

(g) a share certificate representing the Consideration Shares portion of the Closing Payment registered in such name as Seller may direct in writing at least three (3) Business Days prior to the Closing Date;

(h) a certificate duly executed by the secretary or any assistant secretary of Parent, dated as of the Closing, (i) attaching, and certifying on behalf of Parent as complete and correct, copies of (A) the constating documents of Parent as in effect as of the Closing, (B) the resolutions of the Board of Directors of Parent authorizing the execution, delivery and performance by Parent of the parent guarantee required by Section 8.3(f) and the transactions contemplated thereby and (C) any required approval by the stockholders of Parent of the parent guarantee required by Section 8.3(f) and the transactions contemplated thereby and (ii) certifying on behalf of Parent the incumbency of each officer of Parent executing the parent guaranty required by Section 8.3(f) or any document delivered in connection with the Closing; and

(i) the Dismissal Documents, duly executed by Shockey and Shockey's counsel in accordance with Section 6.13.

**Section 8.4** <u>**Closing Payment and Post-Closing Purchase Price Adjustments**</u>.

(a) Not later than two (2) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.3. The estimate delivered in accordance with this Section 8.4(a) shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the "Closing Payment").

(b) As soon as reasonably practicable after the Closing but not later than the 120th day following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time. Seller shall at Purchaser's request supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the 60th day following receipt of Seller's statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such Statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than 210 days after the Closing Date. In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to Ernst & Young, or if Ernst & Young is unable or unwilling to perform its obligations under this Section, such other nationally-recognized independent accounting firm as may be accepted by Purchaser and Seller, for review and final determination. The accounting firm shall conduct the arbitration proceedings in Houston,

Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The accounting firm's determination shall be made within 30 days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages or penalties to either Party with respect to any matter. Each of Seller and Purchaser shall bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the accounting firm. Within 10 days after the earlier of (i) the expiration of Purchaser's 60-day review period without delivery of any written report or (ii) the date on which the Parties or the accounting firm, as applicable, finally determines the disputed matters, (x) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable. Any post-closing payment pursuant to this Section 8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

(c) All payments made or to be made under this Agreement to Seller shall be made to Occidental Petroleum Corporation on behalf of Seller by electronic transfer of immediately available funds to Occidental Petroleum Corporation, Account No. 144-034496, at JPMorgan Chase Bank, New York, New York, ABA No. 021000021, with reference to Vintage Divestment Package Nos. 8, 10, 11 and 12, or to such other bank and account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

## ARTICLE 9
## TERMINATION AND AMENDMENT

**Section 9.1 <u>Termination</u>.**

This Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Seller and Purchaser; or (ii) by either Seller or Purchaser pursuant to Section 3.6; or (iii) by either Purchaser or Seller, if Closing has not occurred on or before July 14, 2006; or (iv) by Seller pursuant to Section 3.4(g)(v)(D); or (v) by Seller if Purchaser breaches its obligations under Section 6.15, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 9.1(iii) if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

**Section 9.2 Effect of Termination.**

If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 2.2, 4.6, 5.5, 6.4, 6.6, 12.6, 12.9, 12.17 and 12.18 and of the Confidentiality Agreement which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement. Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 9.1(iii) or (v) shall not relieve any Party from liability (including liability for consequential damages) for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing. In the event this Agreement terminates under Section 9.1(iii) or (v) and any Party has willfully or negligently failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed at or prior to Closing, then the other Party shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and attorneys' fees in addition to any other relief to which such Party maybe entitled.

## ARTICLE 10
## INDEMNIFICATION; LIMITATIONS

**Section 10.1 Indemnification.**

(a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Damages incurred or suffered by Seller:

(i) caused by or arising out of or resulting from the ownership, use or operation of the Assets, whether before or after the Effective Time or the Closing Date, including for the avoidance of doubt the actions, suits or other proceedings set forth on Schedule 4.7,

(ii) caused by or arising out of or resulting from Purchaser's breach of any of Purchaser's covenants or agreements contained in Article 6, or

(iii) caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 5 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 8.3(d),

**even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person,** but excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 10.1(b) at the time the claim notice is presented by Purchaser.

(b) From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser against and from all Damages incurred or suffered by Purchaser:

(i) caused by or arising out of or resulting from Seller's breach of any of Seller's covenants or agreements contained in Article 6, or

(ii) caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 4 of this Agreement, or in the certificate delivered by Seller at Closing pursuant to Section 8.2(d),

**even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person.**

(c) Notwithstanding anything to the contrary contained in this Agreement, this Section 10.1 contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 4 and 5 and Sections 6.1, 6.2, 6.3, 6.4, 6.5 and 6.10 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 8.2(d) or 8.3(d), as applicable. Except for the remedies contained in this Section 10.1 and Article 3, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 3, 4 and 5 and Sections 6.1, 6.2, 6.3, 6.4 and 6.5, Seller and Purchaser each release, remise and forever discharge the other and its Affiliates and all such Parties' stockholders, officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement, Seller's ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including, without limitation, rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any other Environmental Law, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and common law rights of contribution, rights under agreements between Seller and any Persons who are Affiliates of Seller, and rights under insurance maintained by Seller or any Person who is an Affiliate of Seller, **even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any released Person,** excluding, however, any existing contractual rights between (i) Purchaser or any of Purchaser's Affiliates and (ii) Seller or any of Seller's Affiliates under contracts between them relating to the Assets.

(d) Claims for Property Costs shall be exclusively handled pursuant to the Purchase Price adjustments in Section 2.3, and pursuant to Section 12.2, and shall not be subject to indemnification under this Section 10.1.

(e) "Damages", for purposes of this Article 10, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts, or

otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that Purchaser and Seller shall not be entitled to indemnification under this Section 10.1 for, and "Damages" shall not include, (i) loss of profits or other consequential damages suffered by the Party claiming indemnification, or any punitive damages, (ii) any liability, loss, cost, expense, claim, award or judgment that does not individually exceed one hundred thousand U.S. dollars ($100,000), and (iii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Indemnified Person after the Closing Date.

(f) The indemnity of each Party provided in this Section 10.1 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their directors, partners, members, officers, employees, and agents. Any claim for indemnity under this Section 10.1 by any such Affiliate, director, partner, member, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 10.1 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 10.1(f). Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Parties affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Party for any action or inaction under this Section.

(g) Purchaser shall not conduct (or have conducted on its behalf) any material remediation operations with respect to any claimed Damages relating to a breach of Seller's representation or warranty pursuant to Section 4.9 or any Claim relating to the subject matter of such representation or warranty without first giving Seller notice of the remediation with reasonable detail at least 45 days prior thereto (or such shorter period of time as shall be required by any Governmental Authority). Seller shall have the option (in its sole discretion) to conduct (or have conducted on its behalf) such remediation operations. If Seller shall not have notified Purchaser of its agreement to conduct such remediation operations within such specified period, then Purchaser may conduct (or have conducted on its behalf) such operations. Purchaser and Seller agree that any remediation activities undertaken with respect to the Assets, whether conducted by Purchaser or Seller, shall be reasonable in extent and cost effective and shall not be designed or implemented in such a manner as to exceed what is required to cause a condition to be brought into compliance with Environmental Laws. All remediation activities conducted by Seller under this Agreement shall be conducted to the extent reasonably possible so as not to interfere substantially with Purchaser's operation of the Assets.

**Section 10.2 Indemnification Actions.**

All claims for indemnification under Section 10.1 shall be asserted and resolved as follows:

(a) For purposes of this Article 10, the term "Indemnifying Person" when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 10, and the term "Indemnified Person" when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Article 10.

(b) To make claim for indemnification under Section 10.1, an Indemnified Person shall notify the Indemnifying Person of its claim under this Section 10.2, including the specific details of and specific basis under this Agreement for its claim (the "Claim Notice"). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Person (a "Claim"), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 10.2 shall not relieve the Indemnifying Person of its obligations under Section 10.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person's ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its liability to defend the Indemnified Person against such Claim under this Article 10. If the Indemnifying Person does not notify the Indemnified Person within such 30-day period whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (<u>provided</u>, <u>however</u>, that the Indemnified Person shall not be

required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may at its own expense participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 10.2(d). An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto which (i) does not result in a final resolution of the Indemnified Person's liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person's choosing, subject to the right of the Indemnifying Person to admit its obligation and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Person has not yet admitted its obligation to provide indemnification with respect to a Claim, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for 10 days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Claim and (ii) if its obligation is so admitted, reject, in its reasonable judgment, the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have 30 days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such 30 day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide such indemnification hereunder.

**Section 10.3 Limitation on Actions.**

(a) The representations and warranties of the Parties in Articles 4 and 5 and the covenants and agreements of the Parties in Sections 6.1, 6.2, 6.3, 6.4, 6.5 and 6.10, and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Sections 8.2(d) and 8.3(d), as applicable, shall survive the Closing for a period of six months (unless a shorter period is expressly provided within the applicable section). The representation and warranty of Seller in Section 3.1 shall terminate at the Title Claim Date. The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants and agreements shall be of no further force and

effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b) The indemnities in Sections 10.1(a)(ii), 10.1(a)(iii), 10.1(b)(i) and 10.1(b)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification thereunder, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnities in Section 10.1(a)(i) shall continue without time limit.

(c) Seller shall not have any liability for any indemnification under Section 10.1 until and unless the aggregate amount of the liability for all Damages for which claim notices are delivered by Purchaser exceeds three percent (3%) of the Purchase Price, and then only to the extent such damages exceed three percent (3%) of the Purchase Price. The adjustments to the Purchase Price under Section 2.3, any further adjustments with respect to production, income, proceeds, receipts and credits under Section 12.1, any further adjustments with respect to Property Costs under Section 12.2 and any payments in respect of any of the preceding shall not be limited by this Section.

(d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 10 for aggregate Damages in excess of ten percent (10%) of the Purchase Price.

(e) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 10 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

## ARTICLE 11
## [INTENTIONALLY OMITTED]

## ARTICLE 12
## MISCELLANEOUS

**Section 12.1 Receipts.**

Except as otherwise provided in this Agreement, any production from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 8.4(b) shall be treated as follows: (a) all production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully

disclose, account for and remit the same promptly to Purchaser, and (b) all production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same promptly to Seller.

**Section 12.2 Expenses.**

Except as otherwise provided in this Agreement, any Property Costs which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 8.4(b) shall be treated as follows: (a) all Property Costs for which Seller is responsible under Section 1.4 shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for and hold Purchaser harmless from and against same; and (b) all Property Costs for which Purchaser is responsible under Section 1.4 shall be the sole obligation of Purchaser and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same. Seller is entitled to resolve all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible, provided that Seller shall not agree to any adjustments to previously assessed costs for which Purchaser is liable without the prior written consent of Purchaser, such consent not to be unreasonably withheld. Seller shall provide Purchaser with a copy of all applicable audit reports and written audit agreements received by Seller and relating to periods for which Purchaser is partially responsible.

**Section 12.3 Counterparts.**

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

**Section 12.4 Notice.**

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telecopy or by registered or certified mail, postage prepaid, as follows:

If to Seller:

Vintage Petroleum, LLC
c/o Occidental Oil and Gas Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024
Attn: Todd A. Stevens
Facsimile: (310) 443-6435

With a copy to:

Occidental Oil and Gas Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024
Attn: Michael L. Preston, Esq.
Facsimile: (310) 443-6192

If to Purchaser:

Bankers Petroleum (US) Inc.
601 Daily Drive, Suite 210
Camarillo, California 93010
Attn: Wolf E. Regener
Facsimile: (805) 484-9649

With a copy to:

Brown & Fortunato, P.C.
905 S. Fillmore, Suite 400
Amarillo, Texas 79105
Attn: Richard F. Brown
Facsimile: (806) 345-6363

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

**Section 12.5** <u>**Sales or Use Tax, Recording Fees and Similar Taxes and Fees**</u>.

Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser will timely furnish to Seller such certificate or evidence.

**Section 12.6** <u>**Expenses**</u>.

Except as provided in Section 12.5, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants

and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

**Section 12.7 Change of Name.**

As promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate, at Purchaser's cost, the names of "Vintage Petroleum, LLC", "Vintage Petroleum", or any Affiliates of Seller and any variants thereof from the Assets acquired pursuant to this Agreement, including the removal of any signs on the Assets that include such names, and except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

**Section 12.8 Replacement of Bonds, Letters of Credit and Guarantees.**

The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller with Governmental Bodies and relating to the Assets will be transferred to Purchaser. Promptly following Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or to consummate the transactions contemplated by this Agreement.

**Section 12.9 Governing Law; Submission to Jurisdiction.**

This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of laws otherwise applicable to such determinations except that the conveyances delivered hereunder shall be governed by the Laws of the state in which the transferred Assets are located. Each Party submits to the exclusive jurisdiction of the state and federal courts located in Harris County of the State of Texas for purposes of resolving any dispute, claim or controversy arising out of, in relation to or in connection with this Agreement.

**Section 12.10 Captions.**

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

**Section 12.11 Waivers.**

Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived by the Party or Parties to whom such compliance is owed by an instrument signed by such Party or Parties and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.12 Assignment.

No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 12.13 Entire Agreement.

The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.14 Amendment.

This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 12.15 No Third-Party Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 10.1(f).

Section 12.16 References.

In this Agreement:

(a) References to any gender includes a reference to all other genders;

(b) References to the singular includes the plural, and vice versa;

(c) Reference to any Article or Section means an Article or Section of this Agreement;

(d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e) Unless expressly provided to the contrary, "hereunder", "hereof", "herein" and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(f) "Include" and "including" shall mean include or including without limiting the generality of the description preceding such term.

**Section 12.17** **Construction**.

Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm's-length negotiations from equal bargaining positions.

**Section 12.18** **Limitation on Damages**.

Notwithstanding anything to the contrary contained herein, none of Purchaser, Seller or any of their respective Affiliates shall be entitled to punitive damages in connection with this Agreement and the transactions contemplated hereby and Purchaser and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to punitive damages in connection with this Agreement and the transactions contemplated hereby.

## ARTICLE 13
## DEFINITIONS

"Adjustment Period" has the meaning set forth in Section 2.3(a).

"Adjusted Purchase Price" has the meaning set forth in Section 2.3.

"Affiliate" with respect to any Person, means any person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management and policies of a Person through ownership of voting shares or other equity rights, pursuant to a written agreement, or otherwise.

"Agreed Interest Rate" has the meaning set forth in Section 2.3.

"Agreement" has the meaning set forth in the first paragraph of this Agreement.

"Allocated Value" has the meaning set forth in Section 2.4.

"Assets" has the meaning set forth in Section 1.2.

"Business Day" means each calendar day except Saturdays, Sundays, and Federal holidays.

"Claim" has the meaning set forth in Section 10.2(b).

"Claim Notice" has the meaning set forth in Section 10.2(b).

"Closing" has the meaning set forth in Section 8.1(a).

"Closing Date" has the meaning set forth in Section 8.1(b).

"Closing Payment" has the meaning set forth in Section 8.4(a).

"Code" has the meaning set forth in Section 2.4.

"Common Shares" mean common shares of the Parent.

"Confidentiality Agreement" has the meaning set forth in Section 6.1.

"Consideration Shares" has the meaning set forth in Section 2.1.

"Contracts" has the meaning set forth in Section 1.2(d).

"Conveyance" has the meaning set forth in Section 3.1(b).

"Damages" has the meaning set forth in Section 10.1(e).

"Defensible Title" has the meaning set forth in Section 3.2.

"Deposit" has the meaning set forth in Section 2.2.

"Dismissal Documents" means Exhibits D, E and F.

"Effective Time" has the meaning set forth in Section 1.4(a).

"Encumbrance" has the meaning set forth in Section 3.2

"Environmental Laws" means, as the same have been amended to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws as of the date hereof of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing.

"Equipment" has the meaning set forth in Section 1.2(f).

"Excluded Assets" has the meaning set forth in Section 1.3.

"Excluded Records" has the meaning set forth in Section 1.2(j).

"Gathering Systems" has the meaning set forth in Section 1.2(c).

"Governmental Body" means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority

exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

"Hydrocarbons" means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof and sulphur extracted from hydrocarbons.

"Indemnified Person" has the meaning set forth in Section 10.2(a).

"Indemnifying Person" has the meaning set forth in Section 10.2(a).

"Laws" means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

"Leases and Lands" has the meaning set forth in Section 1.2(a).

"Material Adverse Effect" means any material adverse effect on the ownership, operation or value of the Assets, as currently operated, taken as a whole, provided, however, that "Material Adverse Effect" shall not include material adverse effects resulting from general changes in Hydrocarbon prices, general changes in industry, economic or political conditions or general changes in Laws or in regulatory policies.

"MRRS Decision Document" means the final MRRS Decision Document issued by the British Columbia Securities Commission (in accordance with National Policy 43-201) evidencing that final receipts have been issued for the Prospectus by each Securities Commission.

"NORM" has the meaning set forth in Section 4.9.

"Parent" means Bankers Petroleum Ltd.

"Permitted Encumbrances" has the meaning set forth in Section 3.3.

"Person" means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Government Body or any other entity.

"Preliminary Prospectus" means the preliminary short form prospectus (including the documents incorporated by reference therein) of Parent relating to the Consideration Shares filed with each of the Securities Commissions.

"Properties" has the meaning set forth in Section 1.2(c).

"Property Costs" has the meaning set forth in Section 1.4(c).

"Prospectus" means the final short form prospectus (including the documents incorporated by reference therein) of Parent relating to the Consideration Shares filed with each of the Securities Commissions.

"Purchase Price" has the meaning set forth in Section 2.1.

"Purchaser" has the meaning set forth in the first paragraph of this Agreement.

"Qualifying Provinces" means British Columbia, Alberta and Ontario.

"Records" has the meaning set forth in Section 1.2(j).

"Securities Commissions" means the securities regulatory authorities in each of the Qualifying Provinces.

"Securities Laws" means all applicable securities laws in each of the Qualifying Provinces and the respective rules or regulations made thereunder together with applicable published policy statements of the securities regulatory authorities in such provinces.

"Seller" has the meaning set forth in the first paragraph of this Agreement.

Litigation" means the case identified in Exhibits D, E and F.

"Taxes" means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other assessments, duties, fees or charges imposed by any Governmental Body, including any interest, penalties or additional amounts which may be imposed with respect thereto.

"Title Arbitrator" has the meaning set forth in Section 3.4(i).

"Title Benefit" has the meaning set forth in Section 3.2.

"Title Benefit Amount" has the meaning set forth in Section 3.4(e).

"Title Claim Date" has the meaning set forth in Section 3.4(a).

"Title Defect" has the meaning set forth in Section 3.2.

"Title Defect Amount" has the meaning set forth in Section 3.4(d).

"Units" has the meaning set forth in Section 1.2(b).

"Wells" has the meaning set forth in Section 1.2(a).

**IN WITNESS WHEREOF**, this Agreement has been signed by each of the Parties hereto on the date first above written.

**SELLER:**

**VINTAGE PETROLEUM, LLC**

By: ______________________________
Name: Todd A. Stevens
Title: Vice President

**PURCHASER:**

**BANKERS PETROLEUM (US) INC.**

By: ______________________________
Name: Ford G. Nicholson
Title: President

**IN WITNESS WHEREOF**, this Agreement has been signed by each of the Parties hereto on the date first above written.

**SELLER:**

**VINTAGE PETROLEUM, LLC**

By: ______________________________
Name: Todd A. Stevens
Title: Vice President

**PURCHASER:**

**BANKERS PETROLEUM (US) INC.**

By: ______________________________
Name: Ford G. Nicholson
Title: President

## EXHIBIT A

Attached to and Made Part of
PURCHASE AND SALE AGREEMENT
LEASES AND LANDS

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-125 | ABRAHAM, GERALD F. | VINTAGE PETROLEUM | 03/25/05 | 03/25/10 | R9061976 | 100.00% | 12.50% | 100.0000% | P61115-00-314064 | 54.080000 | 54.080000 |
| 319-219 | ABRAM CLEASON CO., INC. | VINTAGE PETROLEUM | 08/26/05 | 08/26/10 | R9066011 | 100.00% | 12.50% | 100.0000% | P66111-00-839880 | 488.530000 | 488.530000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66111-00-976854 | 0.600000 | 0.600000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67111-00-002282 | 67.160000 | 67.160000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67111-00-008862 | 2.040000 | 2.040000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67111-00-144307 | 338.500000 | 338.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67111-00-280330 | 30.140000 | 30.140000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67111-00-284527 | 52.880000 | 52.880000 |
| | | | | | | | | | | | 0.000000 |
| 319-148 | ABRAMS, WILLIAM J. | VINTAGE PETROLEUM | 05/14/05 | 05/14/10 | R9061977 | 100.00% | 12.50% | 100.0000% | 64113-00-349414 | 48.000000 | 48.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-315 | ACORN VALLET LTD, INC. | VINTAGE PETROLEUM | 10/19/05 | 10/19/10 | R9066006 | 100.00% | 12.50% | 100.0000% | P61114-00-816320 | 113.140000 | 113.140000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65111-05-167877 | 2.050000 | 2.050000 |
| | | | | | | | | | | | 0.000000 |
| 319-325 | ADKINS, IVAN E. | VINTAGE PETROLEUM | 11/28/05 | 11/28/10 | | 100.00% | 12.50% | 100.0000% | P64115-00-638550 | 10.355000 | 10.355000 |
| | | | | | | | | | | | 0.000000 |
| 319-331 | AGNEW, WALTER N. | LENAPE RESOURCES | 12/07/05 | 12/07/15 | | 70.00% | 12.50% | 100.0000% | P77114-00-289296 | 1.000000 | 0.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-135 | ALLEN LIVING TRUST | VINTAGE PETROLEUM | 05/11/05 | 05/11/10 | R9061979 | 100.00% | 12.50% | 100.0000% | P63112-00-333935 | 110.280000 | 110.280000 |
| | | | | | | | | | | | 0.000000 |
| 319-312 | ALLEN, DEVEN | LENAPE RESOURCES | 11/16/05 | 11/16/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-309218 | 4.300000 | 3.010000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-319 | BOWE FARMS, INC. | VINTAGE PETROLEUM | 10/18/05 | 10/18/10 | R9066008 | 100.00% | 12.50% | 100.0000% | P61111-00-916045 | 50.360000 | 50.360000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62110-00-048760 | 101.770000 | 101.770000 |
| 319-321 | BOWE FARMS, INC. | VINTAGE PETROLEUM | 10/18/05 | 10/18/10 | | 100.00% | 12.50% | 100.0000% | P8.00-1-24.1 | 23.900000 | 23.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P9.00-1-68.1 | 145.900000 | 145.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P9.00-1-85.1 | 5.200000 | 5.200000 |
| | | | | | | | | | | | 0.000000 |
| 319-330 | BROOMAN, SUSAN LYNN | LENAPE RESOURCES | 12/03/05 | 12/03/15 | | 70.00% | 12.50% | 100.0000% | P77115-00-249952 | 2.000000 | 1.400000 |
| 319-332 | BROOMAN, SUSAN LYNN | LENAPE RESOURCES | 12/03/05 | 12/03/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-237001 | 5.090000 | 3.563000 |
| | | | | | | | | | | | 0.000000 |
| 319-201 | BUNDSCHUH, ROBERT J. | VINTAGE PETROLEUM | 07/25/05 | 07/25/10 | R9062013 | 100.00% | 12.50% | 100.0000% | P61111-00-837349 | 66.000000 | 66.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-371 | CAHOON, VALERIE J. | LENAPE RESOURCES, INC. | 01/19/06 | 01/19/16 | | 70.00% | 12.50% | 100.0000% | P76118-00-269119 | 67.950000 | 47.565000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P78117-00-277953 | 48.510000 | 33.957000 |
| | | | | | | | | | | | 0.000000 |
| 319-164 | CAMPBELL, RUSSELL | VINTAGE PETROLEUM | 06/10/05 | 06/10/10 | R9062014 | 100.00% | 12.50% | 100.0000% | P62114-00-363049 | 10.310000 | 10.310000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-00-496034 | 60.050000 | 60.050000 |
| | | | | | | | | | | | 0.000000 |
| 319-341 | CAPRON, ROBERT L. & | LENAPE RESOURCES, INC | 01/05/06 | 01/05/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-011253 | 1.100000 | 0.770000 |
| | | | | | | | | | | | 0.000000 |
| 319-220 | CAREY, BRUCE H. | VINTAGE PETROLEUM | 08/18/05 | 08/18/10 | R9066009 | 100.00% | 12.50% | 100.0000% | P60114-00-971831 | 45.490000 | 45.490000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-007814 | 3.380000 | 3.380000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-063795 | 8.880000 | 8.880000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P6114-00-839646 | 77.800000 | 77.800000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-033615 | 125.000000 | 125.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-033615 | 5.000000 | 5.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-385 | CAVES, MICHAEL A. | LENAPE RESOURCES, INC. | 01/11/06 | 01/11/16 | | 70.00% | 12.50% | 100.0000% | P73114-00-083396 | 13.000000 | 9.100000 |
| | | | | | | | | | | | 0.000000 |
| 319-373 | CAVES, SHARON A. | LENAPE RESOURCES, INC. | 01/12/06 | 01/12/16 | | 70.00% | 12.50% | 100.0000% | P78114-00-267400 | 4.890000 | 3.423000 |
| | | | | | | | | | | | 0.000000 |
| 319-372 | CHATFIELD, JAMES S. & RUTH E. | LENAPE RESOURCES, INC. | 01/16/06 | 01/16/16 | | 70.00% | 12.50% | 100.0000% | P76117-00-388729 | 78.800000 | 55.160000 |
| | | | | | | | | | | | 0.000000 |
| 319-210 | CHRISTIANSON, ELMER E. | VINTAGE PETROLEUM | 07/31/05 | 07/31/10 | R9062015 | 100.00% | 12.50% | 100.0000% | P65115-00-375763 | 27.000000 | 27.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-335 | CHURCH, DORIS A. | VINTAGE PETROLEUM | 12/12/05 | 12/12/10 | | 100.00% | 12.50% | 100.0000% | P62116-00-629523 | 66.920000 | 66.920000 |
| | | | | | | | | | | | 0.000000 |
| 319-229 | CLAEYSEN, ROGER J. | VINTAGE PETROLEUM | 09/09/05 | 09/09/10 | R9066010 | 100.00% | 12.50% | 100.0000% | P65114-00-875040 | 27.300000 | 27.300000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66113-00-011593 | 44.790000 | 44.790000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66113-00-140807 | 104.200000 | 104.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66113-00-207871 | 38.800000 | 38.800000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66114-00-216045 | 20.490000 | 20.490000 |
| | | | | | | | | | | | 0.000000 |
| 319-215 | CLOCKSIN, PAUL P. | VINTAGE PETROLEUM | 07/28/05 | 07/28/10 | R9062016 | 100.00% | 12.50% | 100.0000% | P64112-00-036555 | 54.000000 | 54.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-306 | COLVIN, JOSEPH G. | LENAPE RESOURCES | 11/18/05 | 11/18/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-422769 | 3.520000 | 2.464000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-388 | CONNARD, FRANK L. & GILBERT, JAY W. | LENAPE RESOURCES | 01/31/06 | 01/31/16 | | 70.00% | 12.50% | 100.0000% | P77116-00-026641 | 81.530000 | 57.071000 |
| | | | | | | | | | | | 0.000000 |
| 319-340 | CONSTANCE, JERRY J. | LENAPE RESOURCES, INC. | 01/07/06 | 01/07/16 | | 70.00% | 12.50% | 100.0000% | P78116-00-323935 | 1.000000 | 0.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-222 | COOK, WILLIAM E. | VINTAGE PETROLEUM | 08/25/05 | 08/25/10 | R9066012 | 100.00% | 12.50% | 100.0000% | P65116-00-114240 | 74.000000 | 74.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-359 | COON, JOSEPH E. & MICHELLE L. | LENAPE RESOURCES, INC. | 12/13/05 | 12/13/15 | | 70.00% | 12.50% | 100.0000% | P74113-00-141987 | 19.380000 | 13.566000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P74113-00-270979 | 4.980000 | 3.486000 |
| | | | | | | | | | | | 0.000000 |
| 319-150 | COWLEY, ELLSWORTH R. | VINTAGE PETROLEUM | 06/02/05 | 06/02/10 | R9062017 | 100.00% | 12.50% | 100.0000% | P65115-00-517783 | 20.000000 | 20.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-124 | CRAFT, GARY M. | VINTAGE PETROLEUM | 04/22/05 | 04/22/10 | R9062018 | 100.00% | 12.50% | 100.0000% | P61115-00-923476 | 89.670000 | 89.670000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62115-00-010467 | 40.020000 | 40.020000 |
| | | | | | | | | | | | 0.000000 |
| 319-155 | DAHANEKE, BARTON | VINTAGE PETROLEUM | 06/08/05 | 06/08/10 | R9062019 | 100.00% | 12.50% | 100.0000% | P65110-00-164962 | 50.000000 | 50.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-322 | DAKE, PHYLLIS O. | VINTAGE PETROLEUM | 10/18/05 | 10/18/10 | R9066013 | 100.00% | 12.50% | 100.0000% | P62115-00-904604 | 16.000000 | 16.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62115-00-933549 | 69.240000 | 69.240000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-737536 | 5.000000 | 5.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-802438 | 12.080000 | 12.080000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-367 | DAUPHIN, BARBARA G. | LENAPE RESOURCES, INC. | 01/18/06 | 01/18/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-008155 | 34.180000 | 23.926000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P78117-00-015042 | 1.810000 | 1.267000 |
| | | | | | | | | | | | 0.000000 |
| 319-358 | DAVENPORT, TERRY L & DONNA M. | LENAPE RESOURCES, INC. | 12/14/05 | 12/14/15 | | 70.00% | 12.50% | 100.0000% | P73114-00-755628 | 1.300000 | 0.910000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P73114-00-780629 | 5.000000 | 3.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-178 | DEBOER, SARAH CHRISTINE | VINTAGE PETROLEUM | 07/12/05 | 07/12/10 | R9062020 | 100.00% | 12.50% | 100.0000% | P64113-00-326561 | 10.500000 | 10.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-454429 | 34.500000 | 34.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-498344 | 52.400000 | 52.400000 |
| | | | | | | | | | | | 0.000000 |
| 319-361 | DEHAVEN IV, CHARLES J. | LENAPE RESOURCES, INC. | 01/10/06 | 01/10/16 | | 70.00% | 12.50% | 100.0000% | 71114-00-728673 | 17.250000 | 12.075000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | 71114-00-817632 | 12.723000 | 8.906100 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P78114-00-658707 | 1.807000 | 1.264900 |
| | | | | | | | | | | | 0.000000 |
| 319-362 | DELISIO, JOSEPH P. SR. | LENAPE RESOURCES, INC. | 01/13/06 | 01/13/16 | | 70.00% | 12.50% | 100.0000% | P78114-00-043375 | 4.970000 | 3.479000 |
| | | | | | | | | | | | 0.000000 |
| 319-169 | DELMADOROS, JOHN | VINTAGE PETROLEUM | 06/28/05 | 06/28/10 | R9062021 | 100.00% | 12.50% | 100.0000% | P65113-00-110831 | 50.000000 | 50.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-131 | DEMINCK, LAWRENCE | VINTAGE PETROLEUM | 03/29/05 | 03/29/10 | R9062022 | 100.00% | 12.50% | 100.0000% | P63116-00-660220 | 10.000000 | 10.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-815328 | 233.370000 | 233.370000 |
| | | | | | | | | | | | 0.000000 |
| 319-194 | DEYO, ARNOLD M. | VINTAGE PETROLEUM | 06/18/05 | 06/18/10 | R9062023 | 100.00% | 12.50% | 100.0000% | P66115-00-385178 | 50.700000 | 50.700000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | 0.000000 |
| 319-106 | DiCESARE, RALPH J. | VINTAGE PETROLEUM | 03/17/05 | 03/17/10 | R9062024 | 100.00% | 12.50% | 100.0000% | P65114-00-382498 | 75.240000 | 75.240000 |
| | | | | | | | | | | | 0.000000 |
| 319-389 | DIETRICH, ESTHER HARRIET | LENAPE RESOURCES | 02/12/06 | 02/12/16 | | 70.00% | 12.50% | 100.0000% | P6115-00-947885 | 52.770000 | 36.939000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P76117-09-183561 | 7.430000 | 5.201000 |
| | | | | | | | | | | | 0.000000 |
| 319-160 | DIGRAVIO, ANTHONY | VINTAGE PETROLEUM | 04/26/05 | 04/26/10 | R9062025 | 100.00% | 12.50% | 100.0000% | P62116-00-334649 | 60.650000 | 60.650000 |
| | | | | | | | | | | | 0.000000 |
| 319-121 | DOHSE, DONALD A., JR. | VINTAGE PETROLEUM | 04/21/05 | 04/21/10 | R9062026 | 100.00% | 12.50% | 100.0000% | P62113-00-148395 | 60.260000 | 60.260000 |
| | | | | | | | | | | | 0.000000 |
| 319-142 | DOYLE, DOUGLAS J. | VINTAGE PETROLEUM | 03/29/05 | 03/29/10 | R9062028 | 100.00% | 12.50% | 100.0000% | P64116-00-065502 | 44.040000 | 44.040000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-313423 | 62.070000 | 62.070000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-326338 | 30.620000 | 30.620000 |
| | | | | | | | | | | | 0.000000 |
| 319-140 | DOYLE, DOUGLAS J. AND HAZEL I. | VINTAGE PETROLEUM | 03/29/05 | 03/29/10 | R9062027 | 100.00% | 12.50% | 100.0000% | P64116-00-064393 | 54.670000 | 54.670000 |
| | | | | | | | | | | | 0.000000 |
| 319-342 | DUBOIS, ROBERT B. | LENAPE RESOURCES, INC. | 01/06/06 | 01/06/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-101259 | 3.000000 | 2.100000 |
| | | | | | | | | | | | 0.000000 |
| 319-146 | EAST, JEFFERY T. | VINTAGE PETROLEUM | 05/09/05 | 05/09/10 | R9062029 | 100.00% | 12.50% | 100.0000% | P65113-00-338942 | 72.690000 | 72.690000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65114-00-258058 | 10.000000 | 10.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65114-00-339056 | 29.850000 | 29.850000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-172 | ELLISON, ANDREW S. | VINTAGE PETROLEUM | 05/18/05 | 05/18/10 | R9062053 | 100.00% | 12.50% | 100.0000% | P64115-00-292089 | 9.600000 | 9.600000 |
| | | | | | | | | | | | 0.000000 |
| 319-144 | ELLISON, ROBERT LEWIS | VINTAGE PETROLEUM | 04/15/05 | 04/15/10 | R9062054 | 100.00% | 12.50% | 100.0000% | P64115-00-244092 | 7.000000 | 7.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64115-00-366023 | 61.700000 | 61.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-250 | ENGLERT, JOSEPH G. | VINTAGE PETROLEUM | 11/07/05 | 11/07/10 | | 100.00% | 12.50% | 100.0000% | P63114-00-243916 | 44.920000 | 44.920000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-00-407794 | 42.900000 | 42.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-00-427852 | 31.980000 | 31.980000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-10-371749 | 0.830000 | 0.830000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-11-657520 | 6.860000 | 6.860000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-15-633477 | 0.330000 | 0.330000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63114-15-650472 | 0.980000 | 0.980000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P70119-00-647171 | 6.990000 | 6.990000 |
| | | | | | | | | | | | 0.000000 |
| 319-205 | FISHER, CHARLES W., JR. | VINTAGE PETROLEUM | 08/08/05 | 08/08/10 | R9062055 | 100.00% | 12.50% | 100.0000% | P65115-00-391974 | 145.500000 | 145.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-357 | FLINT, DUSTIN & CANDE | LENAPE RESOURCES, INC. | 12/13/05 | 12/13/15 | | 70.00% | 12.50% | 100.0000% | P72114-00-914858 | 4.470000 | 3.129000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P72114-00-915892 | 2.750000 | 1.925000 |
| | | | | | | | | | | | 0.000000 |
| 319-377 | FORSAY, DONALD R. | VINTAGE PETROLEUM | 01/05/06 | 01/05/11 | | 100.00% | 12.50% | 100.0000% | P64112-00-111079 | 82.500000 | 82.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-141 | FRANKE, DOUGLAS G. | VINTAGE PETROLEUM | 04/21/05 | 04/21/10 | R9062056 | 100.00% | 12.50% | 100.0000% | P63114-00-962972 | 28.830000 | 28.830000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-195617 | 21.600000 | 21.600000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-500412 | 73.740000 | 73.740000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-572279 | 50.000000 | 50.000000 |
| 319-145 | FRANKE, DOUGLAS G. | VINTAGE PETROLEUM | 04/21/05 | 04/21/10 | R9062057 | 100.00% | 12.50% | 100.0000% | P65114-00-345666 | 1.980000 | 1.980000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65114-00-350840 | 27.900000 | 27.900000 |
| | | | | | | | | | | | 0.000000 |
| 319-139 | FRANKE, KENDRA L. | VINTAGE PETROLEUM | 04/13/05 | 04/13/10 | R9062058 | 100.00% | 12.50% | 100.0000% | P64115-00-017003 | 5.660000 | 5.660000 |
| | | | | | | | | | | | 0.000000 |
| 319-161 | FREDERES LIVING TRUST DTD 9/7/01 | VINTAGE PETROLEUM | 05/23/05 | 05/23/10 | R9066014 | 100.00% | 12.50% | 100.0000% | P62115-00-767648 | 84.750000 | 84.750000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62115-00-824867 | 70.000000 | 70.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-889182 | 59.600000 | 59.600000 |
| | | | | | | | | | | | 0.000000 |
| 319-383 | GANANDA PARTNERSHIP | VINTAGE PETROLEUM | 12/28/05 | 12/28/10 | | 100.00% | 12.50% | 100.0000% | P61114-00-505052 | 3.200000 | 3.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-798006 | 1.160000 | 1.160000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-929096 | 111.790000 | 111.790000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-124797 | 51.130000 | 51.130000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-351851 | 2.900000 | 2.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-449371 | 7.290000 | 7.290000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-481785 | 1.200000 | 1.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-525705 | 1.200000 | 1.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-546802 | 0.500000 | 0.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-834851 | 18.780000 | 18.780000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-308071 | 8.510000 | 8.510000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-773186 | 34.920000 | 34.920000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-820148 | 53.500000 | 53.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-070999 | 1.730000 | 1.730000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-384 | GANANDA PARTNERSHIP | VINTAGE PETROLEUM | 12/28/05 | 12/28/10 | | 100.00% | 12.50% | 100.0000% | P61113-00-901900 | 0.270000 | 0.270000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61113-00-990520 | 47.150000 | 47.150000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61113-00899864 | 1.460000 | 1.460000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-748014 | 0.440000 | 0.440000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-897014 | 0.110000 | 0.110000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00764015 | 0.620000 | 0.620000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-214967 | 9.860000 | 9.860000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-345929 | 3.000000 | 3.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-370879 | 5.000000 | 5.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-524961 | 7.300000 | 7.300000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-162129 | 57.850000 | 57.850000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-258016 | 6.260000 | 6.260000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-073882 | 1.650000 | 1.650000 |
| | | | | | | | | | | | 0.000000 |
| 319-343 | GARDNER, CHAD E. | LENAPE RESOURCES, INC. | 01/06/06 | 01/06/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-020301 | 2.250000 | 1.575000 |
| | | | | | | | | | | | 0.000000 |
| 319-187 | GELDORF, BRIAN N. | VINTAGE PETROLEUM | 07/19/05 | 07/19/10 | R9062061 | 100.00% | 12.50% | 100.0000% | P63111-00-926355 | 152.500000 | 152.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-192 | GELDORF, VIRGINIA E. | VINTAGE PETROLEUM | 07/19/05 | 07/19/10 | R9062062 | 100.00% | 12.50% | 100.0000% | P64111-00-080256 | 25.350000 | 25.350000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64111-00-080256 | 42.540000 | 42.540000 |
| | | | | | | | | | | | 0.000000 |
| 319-128 | GIBBS, GEORGE F. | VINTAGE PETROLEUM | 04/08/05 | 04/08/10 | R9062063 | 100.00% | 12.50% | 100.0000% | P63116-00-220395 | 43.830000 | 43.830000 |
| 319-138 | GIBBS, GEORGE F. | VINTAGE PETROLEUM | 04/08/05 | 04/08/10 | R9062064 | 100.00% | 12.50% | 100.0000% | P63116-00-022426 | 29.300000 | 29.300000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-204495 | 47.600000 | 47.600000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-244309 | 36.050000 | 36.050000 |
| | | | | | | | | | | | 0.000000 |
| 319-162 | GIOVENCO, PIETRO V. | VINTAGE PETROLEUM | 05/29/05 | 05/29/10 | R9062065 | 100.00% | 12.50% | 100.0000% | P60114-00-935687 | 4.620000 | 4.620000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P60114-00-994568 | 88.980000 | 88.980000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P60114-00-994569 | 4.000000 | 4.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-353 | GOODSELL, PATRICIA MAE | LENAPE RESOURCES, INC. | 12/16/05 | 12/16/15 | | 70.00% | 12.50% | 100.0000% | P77115-00-116933 | 1.890000 | 1.323000 |
| | | | | | | | | | | | 0.000000 |
| 319-193 | GRAF, DANIEL W. | VINTAGE PETROLEUM | 07/16/05 | 07/16/10 | R9062066 | 100.00% | 12.50% | 100.0000% | P61115-00-083182 | 2.880000 | 2.880000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61115-00-239178 | 54.590000 | 54.590000 |
| | | | | | | | | | | | 0.000000 |
| 319-152 | GUNKEL, DAVID D. | VINTAGE PETROLEUM | 06/02/05 | 06/02/10 | R9062068 | 100.00% | 12.50% | 100.0000% | P65115-00-673534 | 52.060000 | 52.060000 |
| 319-153 | GUNKEL, DAVID D. | VINTAGE PETROLEUM | 06/02/05 | 06/02/10 | R9062067 | 100.00% | 12.50% | 100.0000% | P65115-00-656637 | 5.010000 | 5.010000 |
| | | | | | | | | | | | 0.000000 |
| 319-329 | GUNKLER, SHERI L. | LENAPE RESOURCES | 12/08/05 | 12/08/15 | | 70.00% | 12.50% | 100.0000% | P73114-00-647662 | 1.000000 | 0.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-376 | HALL, LESLIE G. | VINTAGE PETROLEUM | 12/28/05 | 12/28/10 | | 100.00% | 12.50% | 100.0000% | P63113-00-878685 | 86.000000 | 86.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-171 | HANAGAN, STEPHEN | VINTAGE PETROLEUM | 05/18/05 | 05/18/10 | R9062069 | 100.00% | 12.50% | 100.0000% | P64112-00-583578 | 40.650000 | 40.650000 |
| | | | | | | | | | | | 0.000000 |
| 319-248 | HARKIN, RAYMOND T. | VINTAGE PETROLEUM | 10/26/05 | 10/26/10 | | 100.00% | 12.50% | 100.0000% | P62112-00-728406 | 36.900000 | 36.900000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-170 | HARRISON HOME INC. | VINTAGE PETROLEUM | 06/29/05 | 06/29/10 | R9062070 | 100.00% | 12.50% | 100.0000% | P65112-00-289616 | 35.000000 | 35.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-157 | HAWKINS, JOHN E. | VINTAGE PETROLEUM | 04/28/05 | 04/28/10 | R9062071 | 100.00% | 12.50% | 100.0000% | P61114-00-473909 | 15.570000 | 15.570000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-573972 | 16.660000 | 16.660000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61115-00-555074 | 47.130000 | 47.130000 |
| | | | | | | | | | | | 0.000000 |
| 319-216 | HELIOTI, ANARGIROS | VINTAGE PETROLEUM | 08/03/05 | 08/03/10 | R9062072 | 100.00% | 12.50% | 100.0000% | P65113-00-063752 | 9.440000 | 9.440000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65113-00-110693 | 46.860000 | 46.860000 |
| | | | | | | | | | | | 0.000000 |
| 319-316 | HENDERSON, TAMMY | VINTAGE PETROLEUM | 10/22/05 | 10/22/10 | R9065932 | 100.00% | 12.50% | 100.0000% | P65116-00-369140 | 40.000000 | 40.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-165 | HENDERSON, THOMAS J., JR. | VINTAGE PETROLEUM | 06/09/05 | 06/09/10 | R9062073 | 100.00% | 12.50% | 100.0000% | P62112-00-728510 | 35.000000 | 35.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-320 | HERENDEEN, RICHARD J. | VINTAGE PETROLEUM | 09/22/05 | 09/22/10 | R9065933 | 100.00% | 12.50% | 100.0000% | P61111-00-605633 | 60.410000 | 60.410000 |
| | | | | | | | | | | | 0.000000 |
| 319-184 | HILFIKER, RUTH E. | VINTAGE PETROLEUM | 07/11/05 | 07/11/10 | R9062074 | 100.00% | 12.50% | 100.0000% | P61116-00-069698 | 44.190000 | 44.190000 |
| | | | | | | | | | | | 0.000000 |
| 319-203 | HOAD, BETH | VINTAGE PETROLEUM | 07/31/05 | 07/31/10 | R9062075 | 100.00% | 12.50% | 100.0000% | P66112-00-826366 | 79.200000 | 79.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66112-00-879474 | 0.720000 | 0.720000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67112-00-057180 | 74.080000 | 74.080000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-218 | HOAD, BRANDON L. | VINTAGE PETROLEUM | 07/31/05 | 07/31/10 | | 100.00% | 12.50% | 0.0000% | P66112-00-890459 | 0.000000 | 0.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67112-00-025530 | 117.000000 | 117.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-378 | HOFFMAN, ROGER I. AND LINDA M. | VINTAGE PETROLEUM | 12/31/05 | 12/31/10 | | 100.00% | 12.50% | 100.0000% | P66115-00-815650 | 58.000000 | 58.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66115-00-927716 | 5.500000 | 5.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66115-00-932597 | 9.290000 | 9.290000 |
| | | | | | | | | | | | 0.000000 |
| 319-344 | HOUGHTALING, JOEY D. | LENAPE RESOURCES, INC. | 01/07/06 | 01/07/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-200066 | 2.360000 | 1.652000 |
| | | | | | | | | | | | 0.000000 |
| 319-308 | HOWLAND, DAVID T. | LENAPE RESOURCES | 11/17/05 | 11/19/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-263046 | 1.600000 | 1.120000 |
| | | | | | | | | | | | 0.000000 |
| 319-156 | HPM LLC | VINTAGE PETROLEUM | 05/04/05 | 05/04/10 | R9062077 | 100.00% | 12.50% | 100.0000% | P63113-00-084118 | 10.120000 | 10.120000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-247137 | 114.680000 | 114.680000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-248265 | 44.640000 | 44.640000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-402170 | 21.000000 | 21.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-363 | HUMBERT, MARK C. & LISA K. | LENAPE RESOURCES, INC. | 01/12/06 | 01/12/16 | | 70.00% | 12.50% | 100.0000% | P78114-00-844635 | 11.170000 | 7.819000 |
| | | | | | | | | | | | 0.000000 |
| 319-130 | HUNTER, LEE G. | VINTAGE PETROLEUM | 05/03/05 | 05/03/10 | R9062078 | 100.00% | 12.50% | 100.0000% | P64112-00-324930 | 85.900000 | 85.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64112-00-843860 | 101.000000 | 101.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64112-00-873314 | 36.500000 | 36.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-415103 | 5.980000 | 5.980000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-683020 | 246.720000 | 246.720000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-352 | IBISEVIC, DAVID R. & JONNA E. | LENAPE RESOURCES, INC. | 12/15/05 | 12/15/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-176017 | 10.200000 | 7.140000 |
| | | | | | | | | | | | 0.000000 |
| 319-245 | JACKSON, TODD | VINTAGE PETROLEUM | 11/01/05 | 11/01/10 | | 100.00% | 12.50% | 100.0000% | P64115-00-391758 | 45.400000 | 45.400000 |
| | | | | | | | | | | | 0.000000 |
| 319-241 | JMB PROPERTIES, LLC | VINTAGE PETROLEUM | 10/20/05 | 10/20/10 | | 100.00% | 12.50% | 100.0000% | P63111-00-805399 | 53.590000 | 53.590000 |
| | | | | | | | | | | | 0.000000 |
| 319-112 | JOZWIAK, RICHARD S. | VINTAGE PETROLEUM | 04/07/05 | 04/07/10 | R9062080 | 100.00% | 12.50% | 100.0000% | P61113-00-686620 | 350.210000 | 350.210000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-121611 | 39.250000 | 39.250000 |
| | | | | | | | | | | | 0.000000 |
| 319-118 | KASE, ROBERT F. | VINTAGE PETROLEUM | 03/16/05 | 03/16/10 | R9062081 | 100.00% | 12.50% | 100.0000% | P65114-00-403233 | 285.000000 | 285.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-345 | KELLER, RICHARD E. & CASSANDRA L. | LENAPE RESOURCES, INC. | 01/07/06 | 01/07/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-598142 | 1.060000 | 0.742000 |
| | | | | | | | | | | | 0.000000 |
| 319-149 | KENNETH L. & GRACE L. FRANKE LIVING TRUST | VINTAGE PETROLEUM | 04/13/05 | 04/13/10 | R9062059 | 100.00% | 12.50% | 100.0000% | P63114-00-953796 | 57.220000 | 57.220000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-354548 | 90.750000 | 90.750000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-435661 | 38.000000 | 38.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66113-00-276459 | 70.100000 | 70.100000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66115-00-481302 | 18.600000 | 18.600000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67114-00-394891 | 37.760000 | 37.760000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67115-00-007882 | 26.450000 | 26.450000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P67115-00-158775 | 10.000000 | 10.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P68115-00-302868 | 19.690000 | 19.690000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-181 | KESSLER, HELEN K. | VINTAGE PETROLEUM | 07/07/05 | 07/07/10 | R9062082 | 100.00% | 12.50% | 100.0000% | P62114-00-683911 | 64.510000 | 64.510000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62114-00-908938 | 82.520000 | 82.520000 |
| | | | | | | | | | | | 0.000000 |
| 319-206 | KEYES, DANIEL B. | VINTAGE PETROLEUM | 08/06/05 | 08/06/10 | R9062086 | 100.00% | 12.50% | 100.0000% | P62115-00-905699 | 3.990000 | 3.990000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63115-00-094663 | 128.440000 | 128.440000 |
| | | | | | | | | | | | 0.000000 |
| 319-183 | KEYMEL, ROBER J. | VINTAGE PETROLEUM | 06/23/05 | 06/23/10 | R9062087 | 100.00% | 12.50% | 100.0000% | P62115-00-511848 | 41.020000 | 41.020000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63115-00-484962 | 40.670000 | 40.670000 |
| | | | | | | | | | | | 0.000000 |
| 319-158 | KNAPP, WARD L. | VINTAGE PETROLEUM | 05/16/05 | 05/16/10 | R9062088 | 100.00% | 12.50% | 100.0000% | P62114-00-682761 | 105.660000 | 105.660000 |
| 319-159 | KNAPP, WARD L. | VINTAGE PETROLEUM | 05/16/05 | 05/16/10 | R9062089 | 100.00% | 12.50% | 100.0000% | P62114-00-795712 | 1.840000 | 1.840000 |
| | | | | | | | | | | | 0.000000 |
| 319-364 | KOAGEL, DONALD C. & CHRISTINE M. | LENAPE RESOURCES, INC. | 01/21/06 | 01/21/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-466122 | 8.500000 | 5.950000 |
| | | | | | | | | | | | 0.000000 |
| 319-198 | KUMMEROW PROPERTIES | VINTAGE PETROLEUM | 07/10/05 | 07/10/10 | R9062090 | 100.00% | 12.50% | 100.0000% | P61116-00-080765 | 27.710000 | 27.710000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-171838 | 21.080000 | 21.080000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-303679 | 51.280000 | 51.280000 |
| | | | | | | | | | | | 0.000000 |
| 319-346 | LARRABEE, LYLE E. | LENAPE RESOURCES, INC. | 01/05/06 | 01/05/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-481150 | 0.880000 | 0.616000 |
| | | | | | | | | | | | 0.000000 |
| 319-137 | LAVOIE, BARBARA H. | VINTAGE PETROLEUM | 05/02/05 | 05/02/10 | R9062091 | 100.00% | 12.50% | 100.0000% | P61113-00-601862 | 42.250000 | 42.250000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | 0.000000 |
| 319-133 | LAWRENCE, CHARLEEN S. | VINTAGE PETROLEUM | 05/11/05 | 05/11/10 | R9062092 | 100.00% | 12.50% | 100.0000% | P62113-00-441655 | 6.080000 | 6.080000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-495703 | 24.000000 | 24.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-568451 | 333.280000 | 333.280000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62113-00-873441 | 15.900000 | 15.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63112-00-149949 | 97.730000 | 97.730000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-047512 | 30.900000 | 30.900000 |
| | | | | | | | | | | | 0.000000 |
| 319-191 | LECLAIR LIVING TRUST DTD AUGUST 24, 2004 | VINTAGE PETROLEUM | 07/20/05 | 07/20/10 | R9062093 | 100.00% | 12.50% | 100.0000% | P66114-00-442497 | 87.500000 | 87.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-337 | LECLAIR, ALAN P. | VINTAGE PETROLEUM | 12/16/05 | 12/16/10 | | 100.00% | 12.50% | 100.0000% | P66114-00-391360 | 40.000000 | 40.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-381 | LECLAIR, ALAN P. AND SUSAN A. | VINTAGE PETROLEUM | 12/27/05 | 12/27/10 | | 100.00% | 12.50% | 100.0000% | P66114-00-344411 | 5.000000 | 5.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-207 | LEHR, CARL R. | VINTAGE PETROLEUM | 07/11/05 | 07/11/10 | R9062094 | 100.00% | 12.50% | 100.0000% | P61113-00-149986 | 93.580000 | 93.580000 |
| | | | | | | | | | | | 0.000000 |
| 319-122 | LERNER, ERIK K. | VINTAGE PETROLEUM | 04/21/05 | 04/21/10 | R9062095 | 100.00% | 12.50% | 100.0000% | P65114-00-042405 | 20.620000 | 20.620000 |
| | | | | | | | | | | | 0.000000 |
| 319-173 | LORAH, DAVID A. | VINTAGE PETROLEUM | 05/21/05 | 05/21/10 | R9062096 | 100.00% | 12.50% | 100.0000% | P65114-00-061165 | 19.490000 | 19.490000 |
| | | | | | | | | | | | 0.000000 |
| 319-123 | LUCKMAN, DANA B. | VINTAGE PETROLEUM | 04/22/05 | 04/22/10 | R9062097 | 100.00% | 12.50% | 100.0000% | P64114-00-424893 | 72.220000 | 72.220000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-347 | LYON, JAMES E. & | LENAPE RESOURCES, INC. | 01/09/06 | 01/09/16 | | 70.00% | 12.50% | 100.0000% | P78116-00-600397 | 4.800000 | 3.360000 |
| | | | | | | | | | | | 0.000000 |
| 319-240 | MACALUSO, VALERIE | VINTAGE PETROLEUM | 10/12/05 | 10/12/10 | R9065935 | 100.00% | 12.50% | 100.0000% | P65114-00-833257 | 48.760000 | 48.760000 |
| | | | | | | | | | | | 0.000000 |
| 319-108 | MAGEE, WILLIAM J. | VINTAGE PETROLEUM | 04/13/05 | 04/13/10 | | 100.00% | 12.50% | 100.0000% | P66112-00-359774 | 51.810000 | 51.810000 |
| | | | | | | | | 100.0000% | P66112-00-391915 | 134.960000 | 0.000000 |
| 319-113 | MAGEE, WILLIAM J. | VINTAGE PETROLEUM | 04/13/05 | 04/13/10 | R9062076 | 100.00% | 12.50% | 100.0000% | P66112-00-916891 | 86.180000 | 86.180000 |
| | | | | | | | | | | | 0.000000 |
| 319-224 | MAIER, PAUL R. | VINTAGE PETROLEUM | 08/18/05 | 08/18/10 | R9065934 | 100.00% | 12.50% | 100.0000% | P62111-00-615157 | 53.000000 | 53.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-239 | MANUSE, FRANCESCO | VINTAGE PETROLEUM | 09/20/05 | 09/20/10 | R9065936 | 100.00% | 12.50% | 100.0000% | P61116-00-952172 | 63.170000 | 63.170000 |
| | | | | | | | | | | | 0.000000 |
| 319-309 | MARKOWSKI, DANIEL A. | LENAPE RESOURCES | 11/19/05 | 11/19/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-545264 | 1.800000 | 1.260000 |
| 319-310 | MARKOWSKI, DANIEL A. | VINTAGE PETROLEUM | 11/19/05 | 11/19/15 | | 100.00% | 12.50% | 100.0000% | P77116-00-459222 | 8.450000 | 8.450000 |
| | | | | | | | | | | | 0.000000 |
| 319-311 | MARKOWSKI, TERESA A. | LENAPE RESOURCES | 11/19/05 | 11/19/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-449253 | 2.260000 | 1.582000 |
| | | | | | | | | | | | 0.000000 |
| 319-200 | MAXWELL, THOMAS E. | VINTAGE PETROLEUM | 07/13/05 | 07/13/07 | R9062098 | 100.00% | 12.50% | 100.0000% | P62112-00-055042 | 130.000000 | 130.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-202 | MAYVILLE, NORMAN T. | VINTAGE PETROLEUM | 08/10/05 | 08/10/10 | R9062099 | 100.00% | 12.50% | 100.0000% | P64115-00-918975 | 68.000000 | 68.000000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-375 | MCCABE, MARY | VINTAGE PETROLEUM | 12/31/05 | 12/31/10 | | 100.00% | 12.50% | 33.3333% | P66115-00-820491 | 83.150000 | 27.716666 |
| | | | | | | 100.00% | 12.50% | 33.3333% | P66115-00-943774 | 28.450000 | 9.483333 |
| | | | | | | | | | | | 0.000000 |
| 319-242 | MCPHERSON, DONNA J. | VINTAGE PETROLEUM | 11/03/05 | 11/03/10 | | 100.00% | 12.50% | 100.0000% | P62112-00-946563 | 53.300000 | 53.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-328 | MEAD, ROBERT K. | LENAPE RESOURCES | 12/07/05 | 12/07/15 | | 70.00% | 12.50% | 100.0000% | P74114-00-321216 | 6.500000 | 4.550000 |
| | | | | | | | | | | | 0.000000 |
| 319-333 | MERANTE, VINCENT E. | VINTAGE PETROLEUM | 09/20/05 | 09/20/08 | R9065937 | 100.00% | 12.50% | 100.0000% | P62111-00-385335 | 138.200000 | 138.200000 |
| | | | | | | | | | | | 0.000000 |
| 319-104 | MEYER, FRANK A. | VINTAGE PETROLEUM | 03/23/05 | 03/23/10 | R9062100 | 100.00% | 12.50% | 100.0000% | P65114-00-08734 | 9.900000 | 9.900000 |
| 319-105 | MEYER, FRANK A. | VINTAGE PETROLEUM | 03/23/05 | 03/23/10 | R9062101 | 100.00% | 12.50% | 100.0000% | P65114-00-178455 | 106.700000 | 106.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-392 | MILEM, JANE L. | LENAPE RESOURCES | 01/31/06 | 01/31/16 | | 70.00% | 12.50% | 100.0000% | P73114-00-720172 | 133.000000 | 93.100000 |
| | | | | | | | | | | | 0.000000 |
| 319-223 | MILLER, FRANCES K. | VINTAGE PETROLEUM | 08/18/05 | 08/18/10 | R9065938 | 100.00% | 12.50% | 100.0000% | P61116-00-939346 | 61.300000 | 61.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-356 | MILLER, ROBERT E. & FLORENCE | LENAPE RESOURCES, INC. | 12/14/05 | 12/14/15 | | 70.00% | 12.50% | 100.0000% | P73114-00-873680 | 2.260000 | 1.582000 |
| | | | | | | | | | | | 0.000000 |
| 319-323 | MORRISON, THOMAS A. | VINTAGE PETROLEUM | 11/11/05 | 11/11/10 | | 100.00% | 12.50% | 100.0000% | P61112-00-631434 | 3.100000 | 3.100000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61112-00-632399 | 4.500000 | 4.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61112-00-633469 | 3.000000 | 3.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61112-00-660385 | 2.500000 | 2.500000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P61112-00-686384 | 2.100000 | 2.100000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61112-00-696342 | 55.200000 | 55.200000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-0-468721 | 15.040000 | 15.040000 |
| 319-324 | MORRISON, THOMAS A. | VINTAGE PETROLEUM | 11/11/05 | 11/11/10 | | 100.00% | 12.50% | 100.0000% | P63113-00-417678 | 6.630000 | 6.630000 |
| | | | | | | | | | | | 0.000000 |
| 319-176 | MULLIN, STANLEY D. | VINTAGE PETROLEUM | 07/08/05 | 07/08/10 | R9062102 | 100.00% | 12.50% | 100.0000% | P65112-00-267326 | 119.010000 | 119.010000 |
| | | | | | | | | | | | 0.000000 |
| 319-188 | MUSCHICK, MICHAEL W. | VINTAGE PETROLEUM | 06/10/05 | 06/10/10 | R9062103 | 100.00% | 12.50% | 100.0000% | P66115-00-708536 | 83.710000 | 83.710000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P66116-00-897575 | 53.500000 | 53.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-186 | NAEYE, DONALD P. | VINTAGE PETROLEUM | 06/29/05 | 06/29/10 | R9061975 | 100.00% | 12.50% | 100.0000% | P65115-00-821445 | 144.000000 | 144.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65115-00-822277 | 49.500000 | 49.500000 |
| 319-189 | NAEYE, DONALD P. | VINTAGE PETROLEUM | 06/29/05 | 06/29/10 | R9062104 | 100.00% | 12.50% | 100.0000% | P65116-00-812364 | 96.700000 | 96.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-212 | NEVELIZER, NANCY | VINTAGE PETROLEUM | 08/08/05 | 08/08/10 | R9062105 | 100.00% | 12.50% | 100.0000% | P66115-00-263527 | 40.200000 | 40.200000 |
| | | | | | | | | | | | 0.000000 |
| 319-379 | NIVEN, BRUCE AND PATRICIA | VINTAGE PETROLEUM | 12/21/05 | 12/21/10 | | 100.00% | 12.50% | 100.0000% | P66113-00-392278 | 49.000000 | 49.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-369 | NORTON, CRAIG | LENAPE RESOURCES, INC. | 12/15/05 | 12/15/15 | | 70.00% | 12.50% | 100.0000% | P78114-00-106504 | 59.400000 | 41.580000 |
| | | | | | | | | | | | 0.000000 |
| 319-154 | OCQUE, CARL G. | VINTAGE PETROLEUM | 06/10/05 | 06/10/10 | R9062109 | 100.00% | 12.50% | 100.0000% | P65112-00-628360 | 93.110000 | 93.110000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P65112-00-796388 | 27.720000 | 27.720000 |
| | | | | | | | | | | | 0.000000 |
| 319-167 | OCQUE, RANDY H. | VINTAGE PETROLEUM | 06/30/05 | 06/30/10 | R9062110 | 100.00% | 12.50% | 100.0000% | P65115-00-192425 | 51.000000 | 51.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-394 | O'NEILL, KEVIN P. & SUSAN P. | LENAPE RESOURCES | 01/29/06 | 01/29/16 | | 70.00% | 12.50% | 100.0000% | P76117-00-469871 | 9.500000 | 6.650000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P76117-00-535843 | 63.200000 | 44.240000 |
| | | | | | | | | | | | 0.000000 |
| 319-230 | PANIPINTO, DAVID C. | VINTAGE PETROLEUM | 09/15/05 | 09/15/10 | R9065939 | 100.00% | 12.50% | 100.0000% | P62116-00-009675 | 2.130000 | 2.130000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-136659 | 67.600000 | 67.600000 |
| | | | | | | | | | | | 0.000000 |
| 319-336 | PENDER, FRANK M. | VINTAGE PETROLEUM | 12/16/05 | 12/16/10 | | 100.00% | 12.50% | 100.0000% | P62114-00-283968 | 44.500000 | 44.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-180 | PLACE, JAMES D. | VINTAGE PETROLEUM | 05/27/05 | 05/27/10 | R9062111 | 100.00% | 12.50% | 100.0000% | P62115-00-206654 | 72.580000 | 72.580000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62115-00-228475 | 47.060000 | 47.060000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-426293 | 47.350000 | 47.350000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-847473 | 48.270000 | 48.270000 |
| 319-185 | PLACE, JAMES D. | VINTAGE PETROLEUM | 06/08/05 | 06/08/10 | R9062112 | 100.00% | 12.50% | 100.0000% | P62115-00-093652 | 17.870000 | 17.870000 |
| | | | | | | | | | | | 0.000000 |
| 319-117 | PRINSEN, PHILIP S. | VINTAGE PETROLEUM | 03/10/05 | 03/10/10 | R9062113 | 100.00% | 12.50% | 100.0000% | P62116-00-176736 | 33.700000 | 33.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-238 | PULCINI, F. BRIAN | VINTAGE PETROLEUM | 10/05/05 | 10/05/10 | R9065941 | 100.00% | 12.50% | 100.0000% | P63111-00-629987 | 61.000000 | 61.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-238 | PULCINI, F. BRIAN | VINTAGE PETROLEUM | 10/05/05 | 10/05/10 | R9065940 | 100.00% | 12.50% | 100.0000% | P63111-00-686916 | 41.000000 | 41.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-251 | PULCINI, WALTER J. | VINTAGE PETROLEUM | 09/28/05 | 09/28/10 | | 100.00% | 12.50% | 100.0000% | P63111-00-796900 | 160.000000 | 160.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-174 | PULLIN, MELISSA A. & ANDREW J. | VINTAGE PETROLEUM | 05/21/05 | 05/21/10 | R9062079 | 100.00% | 12.50% | 100.0000% | P65113-00-334841 | 47.700000 | 47.700000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P65113-00-393785 | 4.800000 | 4.800000 |
| | | | | | | | | | | | 0.000000 |
| 319-327 | RICE, EVERETT L. | LENAPE RESOURCES | 12/06/05 | 12/06/15 | | 70.00% | 12.50% | 100.0000% | P74114-00-350044 | 5.000000 | 3.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-313 | RIGGS, ZANDARA M. | LENAPE RESOURCES | 11/17/05 | 11/17/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-621160 | 1.500000 | 1.050000 |
| | | | | | | | | | | | 0.000000 |
| 319-177 | ROBINSON, KATHY E. | VINTAGE PETROLEUM | 07/08/05 | 07/08/10 | | 100.00% | 12.50% | 100.0000% | P2.00-2-8.00 | 103.700000 | 103.700000 |
| 319-179 | ROBINSON, KATHY E. | VINTAGE PETROLEUM | 07/08/05 | 07/08/10 | R9062114 | 100.00% | 12.50% | 100.0000% | P65110-00-263894 | 61.700000 | 61.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-120 | ROGERS, JAMES F. | VINTAGE PETROLEUM | 04/19/05 | 04/19/10 | R9062115 | 100.00% | 12.50% | 100.0000% | P63111-00-700368 | 110.300000 | 110.300000 |
| 319-132 | ROGERS, JAMES F. | VINTAGE PETROLEUM | 04/19/05 | 04/19/10 | R9062116 | 100.00% | 12.50% | 100.0000% | P63111-00-078368 | 29.540000 | 29.540000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63111-00-193334 | 25.950000 | 25.950000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63111-00-271703 | 152.420000 | 152.420000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63112-00-316284 | 347.830000 | 347.830000 |
| | | | | | | | | | | | 0.000000 |
| 319-233 | ROGERS, LEO J. | VINTAGE PETROLEUM | 09/06/05 | 09/06/10 | R9065915 | 100.00% | 12.50% | 100.0000% | P62111-00-867397 | 88.400000 | 88.400000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62111-00-896267 | 7.820000 | 7.820000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | 0.000000 |
| 319-214 | SANDERS, ELIZABETH | VINTAGE PETROLEUM | 07/28/05 | 07/28/10 | R9062117 | 100.00% | 12.50% | 100.0000% | P62115-00-956295 | 50.300000 | 50.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-370 | SANTOS, EFRAIN R. | LENAPE RESOURCES, INC. | 01/15/06 | 01/15/16 | | 70.00% | 12.50% | 100.0000% | P78114-00-801485 | 100.180000 | 70.126000 |
| | | | | | | | | | | | 0.000000 |
| 319-195 | SAUER, EUGENE III | VINTAGE PETROLEUM | 08/01/05 | 08/01/10 | R9062118 | 100.00% | 12.50% | 100.0000% | P66115-00-322625 | 49.490000 | 49.490000 |
| | | | | | | | | | | | 0.000000 |
| 319-355 | SAVAGE, MICHAEL G. | LENAPE RESOURCES, INC. | 12/09/05 | 12/09/15 | | 70.00% | 12.50% | 100.0000% | P74115-00-395057 | 23.800000 | 16.660000 |
| | | | | | | | | | | | 0.000000 |
| 319-225 | SCHORTZ, CHRISTOPHER W. | VINTAGE PETROLEUM | 08/19/05 | 08/19/10 | R9065918 | 100.00% | 12.50% | 100.0000% | P6211-00-444140 | 51.520000 | 51.520000 |
| | | | | | | | | | | | 0.000000 |
| 319-317 | SCHUTT, FREDERICK H. | VINTAGE PETROLEUM | 10/19/05 | 10/19/10 | R9065916 | 100.00% | 12.50% | 100.0000% | P62116-00-938526 | 24.150000 | 24.150000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-0-570354 | 3.620000 | 3.620000 |
| | | | | | | | | | | | 0.000000 |
| 319-386 | SEABROOK, LEE J. | LENAPE RESOURCES, INC. | 12/16/06 | 12/16/16 | | 70.00% | 12.50% | 100.0000% | P74113-00-297940 | 5.000000 | 3.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-226 | SEAVERT, RANDALL M. | VINTAGE PETROLEUM | 08/27/05 | 08/27/10 | R9065917 | 100.00% | 12.50% | 100.0000% | P63115-00-957496 | 50.510000 | 50.510000 |
| | | | | | | | | | | | 0.000000 |
| 319-217 | SEELEY, RICHARD J. | VINTAGE PETROLEUM | 07/29/05 | 07/29/10 | R9062124 | 100.00% | 12.50% | 100.0000% | P63116-00-470386 | 56.930000 | 56.930000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-107 | SHARETT, JOSEPH H. | VINTAGE PETROLEUM | 03/26/05 | 03/26/10 | R9062123 | 100.00% | 12.50% | 100.0000% | P67113-00-033508 | 27.960000 | 27.960000 |
| | | | | | | | | | | | 0.000000 |
| 319-326 | SHIPLEY, WILLIAM, JR. & IRENE | LENAPE RESOURCES | 12/06/05 | 12/06/15 | | 70.00% | 12.50% | 100.0000% | P74114-00-362117 | 12.200000 | 8.540000 |
| | | | | | | | | | | | 0.000000 |
| 319-390 | SLACK, GUY P. | LENAPE RESOURCES | 01/30/06 | 01/30/16 | | 70.00% | 12.50% | 100.0000% | P76117-00-727728 | 117.360000 | 82.152000 |
| | | | | | | | | | | | 0.000000 |
| 319-134 | SMITH, GREGORY P. | VINTAGE PETROLEUM | 05/11/05 | 05/11/10 | R9062125 | 100.00% | 12.50% | 100.0000% | P63112-00-621221 | 476.160000 | 476.160000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63112-00-739428 | 6.300000 | 6.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-109 | SMITH, KENNETH E., SR. | VINTAGE PETROLEUM | 04/14/05 | 04/14/10 | R9062126 | 100.00% | 12.50% | 100.0000% | P64113-00-913331 | 84.520000 | 84.520000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-977131 | 230.230000 | 230.230000 |
| | | | | | | | | | | | 0.000000 |
| 319-237 | SPAFFORD, SIDNEY GUY | VINTAGE PETROLEUM | 09/22/05 | 09/22/10 | R9065919 | 100.00% | 12.50% | 100.0000% | P62116-00-078126 | 14.000000 | 14.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-114190 | 45.000000 | 45.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-166 | SPITTAL, DONALD | VINTAGE PETROLEUM | 06/24/05 | 06/24/10 | R9062127 | 100.00% | 12.50% | 100.0000% | P65115-00-133941 | 52.000000 | 52.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-354 | SPROUT, K. FRED & ALICE R. | LENAPE RESOURCES, INC. | 12/09/05 | 12/09/15 | | 70.00% | 12.50% | 100.0000% | P74114-06-289956 | 2.240000 | 1.568000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P78114-00-598867 | 30.600000 | 21.420000 |
| | | | | | | | | | | | 0.000000 |
| 319-387 | SPUSTA, ROBERT W. | VINTAGE PETROLEUM | 11/28/05 | 11/28/10 | | 100.00% | 12.50% | 100.0000% | P61111-00-732245 | 33.480000 | 33.480000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-228 | STANLEY J. FREDERES LIVING TRUST DTD 7/7/01 | VINTAGE PETROLEUM | 06/25/05 | 06/25/10 | R9066015 | 100.00% | 12.50% | 100.0000% | P62115-00-905677 | 8.000000 | 8.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-136 | STANTON, HARRY C. | VINTAGE PETROLEUM | 05/05/05 | 05/05/10 | R9062128 | 100.00% | 12.50% | 100.0000% | P63113-00-193324 | 5.000000 | 5.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-199 | STEINMILLER, GARY N. | VINTAGE PETROLEUM | 07/26/05 | 07/26/10 | R9062129 | 100.00% | 12.50% | 100.0000% | P62114-00-201732 | 117.700000 | 117.700000 |
| | | | | | | | | | | | 0.000000 |
| 319-247 | STOCKSCHLAEDER, JAMES | VINTAGE PETROLEUM | 11/10/05 | 11/10/10 | | 100.00% | 12.50% | 100.0000% | P64116-00-264569 | 40.000000 | 40.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-151 | STODDART, GAIL K. | VINTAGE PETROLEUM | 06/15/05 | 06/15/10 | R9062130 | 100.00% | 12.50% | 100.0000% | P64114-00-866224 | 48.650000 | 48.650000 |
| | | | | | | | | | | | 0.000000 |
| 319-116 | SUHR, JAMES A. | VINTAGE PETROLEUM | 04/05/05 | 04/05/10 | R9062131 | 100.00% | 12.50% | 100.0000% | P64114-00-893113 | 29.290000 | 29.290000 |
| | | | | | | | | | | | 0.000000 |
| 319-234 | SULLI, SCOTT A. | VINTAGE PETROLEUM | 09/07/05 | 09/07/10 | R9065920 | 100.00% | 12.50% | 100.0000% | P63116-00-749565 | 77.070000 | 77.070000 |
| | | | | | | | | | | | 0.000000 |
| 319-143 | SWAN, EDGAR L. | VINTAGE PETROLEUM | 05/05/05 | 05/05/10 | R9062132 | 100.00% | 12.50% | 100.0000% | P64116-00-378645 | 45.200000 | 45.200000 |
| | | | | | | | | | | | 0.000000 |
| 319-349 | TAROLLI, TERENCE G. & | LENAPE RESOURCES, INC. | 01/11/06 | 01/11/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-548109 | 2.430000 | 1.701000 |
| | | | | | | | | | | | 0.000000 |
| 319-348 | TAROLLI, TERRY | LENAPE RESOURCES, INC. | 01/11/06 | 01/11/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-516116 | 7.420000 | 5.194000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-182 | THORP, BRUCE E. | VINTAGE PETROLEUM | 06/23/05 | 06/23/10 | R9062134 | 100.00% | 12.50% | 100.0000% | P62114-00-432321 | 138.720000 | 138.720000 |
| | | | | | | | | | | | 0.000000 |
| 319-221 | TOOMEY, WILLIAM M. | VINTAGE PETROLEUM | 08/17/05 | 08/17/10 | R9065921 | 100.00% | 12.50% | 100.0000% | P61115-00-014937 | 0.460000 | 0.460000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64111-00-141082 | 155.320000 | 155.320000 |
| | | | | | | | | | | | 0.000000 |
| 319-213 | TRAAS, JOHN M. | VINTAGE PETROLEUM | 08/12/05 | 08/12/10 | R9062135 | 100.00% | 12.50% | 100.0000% | P63115-00-714903 | 45.570000 | 45.570000 |
| | | | | | | | | | | | 0.000000 |
| 319-111 | UETZ, JAMES P. | VINTAGE PETROLEUM | 04/07/05 | 04/07/10 | R9062136 | 100.00% | 12.50% | 100.0000% | P61111-00-522720 | 1.670000 | 1.670000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-175411 | 30.000000 | 30.000000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63113-00-893371 | 1.370000 | 1.370000 |
| | | | | | | | | | | | 0.000000 |
| 319-350 | VAN DEUSEN, MARY LOU | LENAPE RESOURCES, INC. | 01/11/06 | 01/11/16 | | 70.00% | 12.50% | 100.0000% | P78117-00-059259 | 0.760000 | 0.532000 |
| | | | | | | | | | | | 0.000000 |
| 319-365 | VAN DYKEY, JEFFREY M. | LENAPE RESOURCES, INC. | 01/20/06 | 01/20/16 | | 70.00% | 12.50% | 100.0000% | P7116-00-775470 | 2.830000 | 1.981000 |
| | | | | | | | | | | | 0.000000 |
| 319-236 | VANE, ANNABELLE | VINTAGE PETROLEUM | 09/17/05 | 09/17/10 | | 100.00% | 12.50% | 100.0000% | P64116-00-063301 | 47.270000 | 47.270000 |
| | | | | | | | | | | | 0.000000 |
| 319-232 | VANNORT, DALE R. | VINTAGE PETROLEUM | 09/13/05 | 09/13/10 | R9065922 | 100.00% | 12.50% | 100.0000% | P64116-00-068697 | 40.900000 | 40.900000 |
| | | | | | | | | | | | 0.000000 |
| 319-393 | WAHRENBERGER, RICHARD A. | LENAPE RESOURCES | 01/18/06 | 01/18/16 | | 70.00% | 12.50% | 100.0000% | P74111-00-553323 | 78.000000 | 54.600000 |
| | | | | | | 70.00% | 12.50% | 100.0000% | P74114-00-998041 | 84.370000 | 59.059000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 70.00% | 12.50% | 100.0000% | P74144-00-139338 | 55.060000 | 38.542000 |
| | | | | | | | | | | | 0.000000 |
| 319-249 | WALDRON, GLEN H. | VINTAGE PETROLEUM | 10/21/05 | 10/21/10 | | 100.00% | 12.50% | 100.0000% | P61116-00-662520 | 1.260000 | 1.260000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-690504 | 5.010000 | 5.010000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-732547 | 53.230000 | 53.230000 |
| | | | | | | | | | | | 0.000000 |
| 319-147 | WALES, KENNETH D. | VINTAGE PETROLEUM | 05/11/05 | 05/11/10 | R9062137 | 100.00% | 12.50% | 100.0000% | P64112-00-670468 | 72.300000 | 72.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-190 | WALZ, DONALD I. | VINTAGE PETROLEUM | 07/14/05 | 07/14/10 | R9062139 | 100.00% | 12.50% | 100.0000% | P61116-00-097036 | 73.390000 | 73.390000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-183161 | 11.900000 | 11.900000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-191230 | 9.720000 | 9.720000 |
| 319-196 | WALZ, DONALD I. | VINTAGE PETROLEUM | 08/01/05 | 08/01/10 | R9062138 | 100.00% | 12.50% | 100.0000% | P60116-00-939036 | 9.090000 | 9.090000 |
| | | | | | | | | | | | 0.000000 |
| 319-119 | WEBER, EMIL J. | VINTAGE PETROLEUM | 03/04/05 | 03/04/10 | R9062142 | 100.00% | 12.50% | 100.0000% | P61113-00-258384 | 3.650000 | 3.650000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-656622 | 2.710000 | 2.710000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-691685 | 2.930000 | 2.930000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61116-00-949876 | 62.680000 | 62.680000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62111-00-660319 | 90.800000 | 90.800000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-067875 | 31.600000 | 31.600000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-108674 | 49.490000 | 49.490000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P62116-00-946563 | 42.480000 | 42.480000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63115-00-093849 | 125.500000 | 125.500000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63116-00-261874 | 45.830000 | 45.830000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64113-00-212391 | 50.300000 | 50.300000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-758094 | 1.330000 | 1.330000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-77909 | 1.040000 | 1.040000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-798094 | 1.110000 | 1.110000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64116-00-816094 | 1.110000 | 1.110000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P64117-0-139609 | 63.460000 | 63.460000 |
| | | | | | | | | | | | 0.000000 |
| 319-100 | WEBER, ROSE MARIE | VINTAGE PETROLEUM | 03/05/05 | 03/05/10 | R9062143 | 100.00% | 12.50% | 100.0000% | P61116-00-945690 | 41.930000 | 41.930000 |
| | | | | | | | | | | | 0.000000 |
| 319-114 | WEEKS, DENNIS D. | VINTAGE PETROLEUM | 04/01/05 | 04/01/10 | R9062149 | 100.00% | 12.50% | 100.0000% | P64113-00-624904 | 30.290000 | 30.290000 |
| | | | | | | | | | | | 0.000000 |
| 319-115 | WELCH, RAYMOND D. | VINTAGE PETROLEUM | 04/13/05 | 04/13/10 | R9062140 | 100.00% | 12.50% | 100.0000% | P65114-00-054749 | 24.500000 | 24.500000 |
| | | | | | | | | | | | 0.000000 |
| 319-101 | WELKER, RAYMOND, JR. | VINTAGE PETROLEUM | 02/28/05 | 02/28/10 | R9062141 | 100.00% | 12.50% | 100.0000% | P61114-00-592891 | 44.520000 | 44.520000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61114-00-864853 | 26.260000 | 26.260000 |
| | | | | | | | | | | | 0.000000 |
| 319-231 | WESTFALL, TERRY L. | VINTAGE PETROLEUM | 09/07/05 | 09/07/10 | R9065923 | 100.00% | 12.50% | 100.0000% | P63116-00-458540 | 183.920000 | 183.920000 |
| | | | | | | | | | | | 0.000000 |
| 319-374 | WHITE, RICHARD | VINTAGE PETROLEUM | 12/31/05 | 12/31/10 | | 100.00% | 12.50% | 66.6700% | P66115-00-820491 | 83.150000 | 55.436105 |
| | | | | | | 100.00% | 12.50% | 66.6703% | P66115-00-943774 | 28.450000 | 18.967700 |
| | | | | | | | | | | | 0.000000 |
| 319-380 | WHITE, RICHARD B. AND SHARON LEE | VINTAGE PETROLEUM | 12/31/05 | 12/31/10 | | 100.00% | 12.50% | 100.0000% | P66115-00-807778 | 25.300000 | 25.300000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-382 | WHITE, RICHARD BEDETTE | VINTAGE PETROLEUM | 12/31/05 | 12/31/10 | | 100.00% | 12.50% | 100.0000% | P66111-00-284569 | 3.600000 | 3.600000 |
| | | | | | | | | | | | 0.000000 |
| 319-227 | WILBERT, CHARLES P. | VINTAGE PETROLEUM | 08/18/05 | 08/18/10 | R9065924 | 100.00% | 12.50% | 100.0000% | P61115-00-014937 | 0.460000 | 0.460000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P61115-00-124968 | 47.100000 | 47.100000 |
| | | | | | | | | | | | 0.000000 |
| 319-129 | WILBERT, DAVID J. | VINTAGE PETROLEUM | 03/15/05 | 03/15/10 | R9062150 | 100.00% | 12.50% | 100.0000% | P63115-00-118282 | 19.890000 | 19.890000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63115-00-288559 | 27.700000 | 27.700000 |
| | | | | | | 100.00% | 12.50% | 100.0000% | P63115-00-371371 | 166.800000 | 166.800000 |
| | | | | | | | | | | | 0.000000 |
| 319-109 | WILSON, CORNELIA D. | VINTAGE PETROLEUM | 04/14/05 | 04/14/10 | R9062153 | 100.00% | 12.50% | 100.0000% | P64112-00-704601 | 25.770000 | 25.770000 |
| | | | | | | | | | | | 0.000000 |
| 319-243 | WINSTON-HANDY, INC. | VINTAGE PETROLEUM | 10/18/05 | 10/18/10 | | 100.00% | 12.50% | 100.0000% | P61112-00-856365 | 49.000000 | 49.000000 |
| | | | | | | | | | | | 0.000000 |
| 319-246 | WOLF, MICHAEL D. | VINTAGE PETROLEUM | 11/10/05 | 11/10/10 | | 100.00% | 12.50% | 100.0000% | P62114-00-777350 | 40.300000 | 40.300000 |
| | | | | | | | | | | | 0.000000 |
| 319-244 | WOODWARD, BRIAN L. | VINTAGE PETROLEUM | 11/09/05 | 11/09/10 | | 100.00% | 12.50% | 100.0000% | P61116-00-211528 | 48.950000 | 48.950000 |
| | | | | | | | | | | | 0.000000 |
| 319-103 | YENEI, ROBERT J. | VINTAGE PETROLEUM | 03/01/05 | 03/01/10 | R9062151 | 100.00% | 12.50% | 100.0000% | P64116-00-060106 | 49.970000 | 49.970000 |
| | | | | | | | | | | | 0.000000 |
| 319-204 | YOUNG, ERNEST JAY | VINTAGE PETROLEUM | 08/16/05 | 08/16/10 | R9062152 | 100.00% | 12.50% | 100.0000% | P64116-00-562532 | 189.000000 | 189.000000 |
| | | | | | | | | | | | 0.000000 |

# Empire Prospect - Wayne County, NY Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 319-339 | YOUNG, VALERIE REYNOLDS | LENAPE RESOURCES, INC. | 12/16/05 | 12/16/15 | | 70.00% | 12.50% | 100.0000% | P77116-00-096012 | 3.680000 | 2.576000 |
| 319-351 | YOUNG, VALERIE REYNOLDS | LENAPE RESOURCES, INC. | 12/16/05 | 12/16/15 | | 70.00% | 12.50% | 100.0000% | P78116-00-062029 | 4.220000 | 2.954000 |
| | | | | | | | | | | Total Net | 19051.541805 |

The above Leases and Lands are subject to the following:

**Assignments:**
Assignments from Wayne Group to VPI will be due upon completion of certain performance issues.

**Agreements:**
Confidentiality Agreement dated 29 Mar 2005 by and between Lenape Resources, et al. (Wayne Group) and VPI
Exploration Agreement dated 10 October 2005 by and between VPI as operator and the Wayne Group, TerraSpec as Non-Ops
Letter Agreement dated 12 Oct 2005 between VPI and TerraSpec

**AMI:**
*Palmyra* - VPI 100%. Not subject to the Wayne Group Exploration Agreement or earning provisions
*Butler* - VPI 70%, Wayne Group 10%, TerraSpec 20%. Subject to Exploration Agreement (15 Oct 2005) and Operating Agreement (15 Oct 2005)
*Sodus* - earning rights subject to certain performance issues. If earned, VPI 90%, Wayne Group 10%. If TerraSpect elects to participate, VPI 70%, TerraSpec 20%, Wayne Group 10%.

**JOA**
Operating Agreements (15 Oct 2005) in effect for Butler and Sodus AMIs

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-198 | ALLDREDGE, ROBERT | VINTAGE PETROLEUM, INC. | 10/20/04 | 10/20/09 | 12/239 | .125000000 | 100% | 153-A-0058 | NW4 SURVEY 125, BLOCK 1, AB&M | 157.7580 | 157.7580 | 518.6280 | 75% | 388.9710 |
| | | | | | | | 50% | 153-A-0058 | SW4 SURVEY 125, BLOCK 1, AB&M | 160.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-0058 | N2NE4 SURVEY 125, BLOCK 1, AB&M | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-2472 | SURVEY 2, BLOCK T&T | 200.8700 | 200.8700 | | | |
| 301-242 | ANDERS, RUBY JEWELL | VINTAGE PETROLEUM, INC. | 05/17/05 | 05/17/08 | 0020/0606 | .187500000 | 50% | 153-A-0404 | SURVEY #119, BLOCK D-3 | 6.6700 | 3.3350 | 163.3350 | 75% | 122.5013 |
| | | | | | | | 100% | 153-A-1543 | W2E2 SURVEY 100, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| 301-195 | ANDERSON, TED | VINTAGE PETROLEUM, INC. | 10/15/04 | 10/15/09 | 12/242 | .125000000 | 100% | 153-A-0718 | SURVEY 88, BLOCK 1, AB&M | 6.5900 | 6.5900 | 304.9650 | 75% | 228.7238 |
| | | | | | | | 100% | 153-A-0718 | SURVEY 88, BLOCK 1, AB&M | 58.1570 | 58.1570 | | | |
| | | | | | | | 50% | 153-A-1191 | SURVEYS G.R. GRANT, RUSSELL ISHAM, S.E. ANDERS | 160.4000 | 80.2000 | | | |
| | | | | | | | 50% | 153-A-2096 | SURVEY 112, BLOCK 1, AB&M | 120.0000 | 60.0000 | | | |
| | | | | | | | 50% | 153-A-2198 | WEST 40 AC NE4 SURVEY #112, BLOCK 1, AB&M | 40.0000 | 20.0000 | | | |
| | | | | | | | 50% | 153-A-2455 | NW4 SURVEY 112, BLOCK 1, AB&M | 160.0000 | 80.0000 | | | |
| 301-147 | ANNIE REA CHADWICK FAMILY TRUST | MTT, L.P. LTD. PARTNERSHIP | 07/13/04 | 07/13/09 | 34/706 | .125000000 | 100% | 345-A-0031 | NW/C NW4 SURVEY #23, BS&F, BLOCK T | 16.9500 | 16.9500 | 656.9500 | 75% | 492.7125 |
| | | | | | | | 100% | 345-A-1132 | SURVEY #24, BS&F, BLOCK T | 640.0000 | 640.0000 | | | |
| 301-144 | ARRINGTON, DEBORAH CLAY | MTT, L.P. LTD. PARTNERSHIP | 04/01/04 | 04/01/09 | 34/526 | .125000000 | 100% | 345-A-0173 | S2 SURVEY #43, BLOCK #4, T&P RR CO. | 320.0000 | 320.0000 | 905.0000 | 75% | 678.7500 |
| | | | | | | | 100% | 345-A-0190 | W3 S2 SURVEY #69, BLOCK #4, T&P RR CO. | 160.0000 | 160.0000 | | | |
| | | | | | | | 50% | 345-A-1135 | SURVEY #34, BLOCK #4, T&P RR CO. | 240.0000 | 120.0000 | | | |
| | | | | | | | 50% | 345-A-1135 | E PART SURVEY #34, BLOCK 4, T&P RR CO. | 50.0000 | 25.0000 | | | |
| | | | | | | | 100% | 345-A-1236 | W3 SURVEY #70, BLOCK #4, T&P RR CO. | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1852 | E PART SURVEY #76, BLOCK 4, T&P RR CO. | 120.0000 | 120.0000 | | | |
| 301-259 | BAIN BROTHERS CAPITAL | MTT, L.P. | 08/01/05 | 08/01/08 | 21/620 | .187500000 | 50% | 153-A-0185 | ALL SURVEY 19, BLOCK D-3 | 624.4000 | 312.2000 | 312.2000 | 75% | 234.1500 |
| 301-162 | BAIN, H. MACKIE, JR. | MTT, L.P. LTD. PARTNERSHIP | 05/12/04 | 05/12/09 | 34/518 | .125000000 | 100% | 345-A-1260 | R.C. MOORE PREEMPTION SURVEY | 66.5000 | 66.5000 | 833.4000 | 65% | 43.2250 |
| | | | | | | | 100% | 345-A-1475 | E PART SECTION #62, BLOCK T, A&B | 220.0000 | 220.0000 | | 65% | 143.0000 |
| | | | | | | | 100% | 345-A-1475 | CENTER PART SURVEY #62, BLOCK T, A&B | 19.0000 | 19.0000 | | 65% | 12.3500 |
| | | | | | | | 100% | 345-A-1513 | J.W. MILLER PREEMPTION SURVEY | 144.9000 | 144.9000 | | 65% | 94.1850 |
| | | | | | | | 100% | 345-A-1658 | SURVEY #5, BLOCK H-F, J.W. MILLER | 383.0000 | 383.0000 | | 65% | 248.9500 |
| 301-132 | BAIN, HUGH MAC JR. | MTT, L.P. LTD. PARTNERSHIP | 05/12/04 | 05/12/09 | 8/847 | .125000000 | 100% | 153-A-1040 | SURVEY #21, BLOCK G-P, FILE NO. 17238 | 491.0000 | 491.0000 | 1,289.5000 | 65% | 319.1500 |
| | | | | | | | 100% | 153-A-1322 | SURVEY #16, BLOCK D-3, CERT. #1/727, BS&F | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 153-A-2262 | SURVEY #1, BLOCK S-M, S.F. #1379, W.A. STANDEFER | 110.0000 | 110.0000 | | 65% | 71.5000 |
| | | | | | | | 100% | 345-A-1623 | SURVEY #1, BLOCK S-M, S.F. #1379, W.A. STANDEFER | 48.5000 | 48.5000 | | 65% | 31.5250 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-256 | BAIN, JANET, KAY | MTT, L.P. | 08/01/05 | 08/01/08 | 21/617 | .187500000 | 50% | 153-A-0143 | ALL SURVEY 9, BLOCK D-3 | 640.0000 | 320.0000 | 1,280.0000 | 75% | 960.0000 |
| | | | | | | | 50% | 153-A-0147 | ALL SURVEY 15, BLOCK D-3 | 640.0000 | 320.0000 | | | |
| | | | | | | | 50% | 153-A-0149 | E2 SECTION 13, BLOCK D-3 | 320.0000 | 160.0000 | | | |
| | | | | | | | 75% | 153-A-2025 | ALL SECTION 10, BLOCK D-3 | 640.0000 | 480.0000 | | | |
| 301-257 | BAIN, MICHAEL | MTT, L.P. | 08/01/05 | 08/01/08 | 05/544 | .187500000 | 48% | 045-A-0109 | SECTION 9, BLOCK B-2, BS&F | 379.1000 | 183.6266 | 183.6260 | 100% | 183.6260 |
| 301-255 | BAIN, RAY | MTT, L.P. | 08/01/05 | 08/01/08 | 21/623 | .187500000 | 50% | 153-A-0143 | ALL SURVEY 9, BLOCK D-3 | 640.0000 | 320.0000 | 640.0000 | 75% | 480.0000 |
| | | | | | | | 50% | 153-A-0147 | ALL SURVEY 15, BLOCK D-3 | 640.0000 | 320.0000 | | | |
| 301-241 | BARTON, SANDRA K. | VINTAGE PETROLEUM, INC. | 06/14/05 | 06/14/08 | 0020/0554 | .187500000 | 17% | 153-A-0030 | SW4 SURVEY 43, AB&M, BLOCK 1 | 160.0000 | 26.6667 | 170.1670 | 75% | 127.6253 |
| | | | | | | | 17% | 153-A-0035 | E2 SURVEY 55, BLOCK #1, AB&M | 320.0000 | 53.3334 | | | |
| | | | | | | | 33% | 153-A-2094 | W2E2 SURVEY 268, J.A. SPARKS | 150.5000 | 50.1666 | | | |
| | | | | | | | 17% | 153-A-2094 | NE PART E2 SURVEY 268, J.A. SPARKS | 80.0000 | 13.3334 | | | |
| | | | | | | | 17% | 153-A-2204 | NE4 SURVEY 54, AB&M | 160.0000 | 26.6667 | | | |
| 301-229 | BAXTER, RENA MAE | VINTAGE PETROLEUM, INC. | 05/26/05 | 05/26/08 | 18/666 | .187500000 | 50% | 153-A-0035 | NW4 SURVEY 55, BLOCK 1, AB&M | 160.0000 | 80.0000 | 529.5060 | 75% | 397.1295 |
| | | | | | | | 50% | 153-A-1416 | S2 SURVEY 42, BLOCK 1, AB&M | 303.1500 | 151.5750 | | | |
| | | | | | | | 25% | 153-A-1615 | S2SE4 SURVEY 66, BLOCK 1, AB&M | 18.8900 | 4.7249 | | | |
| | | | | | | | 25% | 153-A-1615 | N PART E2SW4SE4,W2SE4SE4 SURVEY 66, BLOCK 1, A | 32.8260 | 8.2065 | | | |
| | | | | | | | 25% | 153-A-1619 | NE4 SURVEY 57, BLOCK 1, AB&M | 160.0000 | 40.0000 | | | |
| | | | | | | | 50% | 153-A-1619 | NW4 SURVEY 57, BLOCK 1, AB&M | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-1619 | S2 SURVEY #57, BLOCK 1 AB&M | 320.0000 | 160.0000 | | | |
| | | | | | | | 25% | 153-A-2270 | NE4S2SW4 SURVEY 66 | 20.0000 | 5.0000 | | | |
| 301-219-2 | BESSE, JEAN ESTELLE | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/10 | 0019/0171 | .187500000 | 6% | 153-A-1784 | ALL SURVEY #2, BLOCK D-3 | 640.0000 | 35.5560 | 35.5560 | 75% | 26.6670 |
| 301-219-4 | BESSE, JESSICA LYNN | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/10 | 0019/0165 | .187500000 | 6% | 153-A-1784 | ALL SURVEY #2, BLOCK D-3 | 640.0000 | 35.5560 | 35.5560 | 75% | 26.6670 |
| 301-219-3 | BESSE, SILAS EMERY | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/10 | 0019/0168 | .187500000 | 6% | 153-A-1784 | ALL SURVEY #2, BLOCK D-3 | 640.0000 | 35.5560 | 35.5560 | 75% | 26.6670 |
| 301-239 | BETHEL, IMOGENE, LIFE TENANT | VINTAGE PETROLEUM, INC. | 06/07/05 | 06/07/08 | 0020/0609 | .187500000 | 100% | 153-A-1946 | E2 SURVEY 44, BLOCK 1, AB&M | 320.0000 | 320.0000 | 320.0000 | 75% | 240.0000 |
| 301-187-1 | BLACK STONE ACQUISITIONS | VINTAGE PETROLEUM, INC. | 07/15/05 | 07/15/07 | 36/592 | .180000000 | 75% | 345-A-0058 | ALL SURVEY 41, BROOKS & BURLESON | 640.0000 | 480.0000 | 26,841.0084 | 75% | 20130.7563 |
| | | | | | | | 75% | 345-A-0209 | ALL SURVEY 49, BLOCK J, H&GN | 646.0000 | 484.5000 | | | |
| | | | | | | | 75% | 345-A-0210 | ALL SURVEY 53, H&GN | 230.0000 | 172.5000 | | | |
| | | | | | | | 75% | 345-A-0211 | ALL SURVEY 51, BLOCK J, H&GN | 646.1000 | 484.5750 | | | |
| | | | | | | | 75% | 345-A-0215 | ALL SURVEY 161, BLOCK J, J. POITEVENT | 626.9700 | 470.2275 | | | |
| | | | | | | | 75% | 345-A-0221 | ALL SURVEY 159, BLOCK J, B&B | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0222 | ALL SURVEY 59, BLOCK J, B S.& F. | 640.0000 | 480.0000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 75% | 345-A-0226 | PART SURVEY 57, BLOCK J, EL&RR | 472.0000 | 354.0000 | | | |
| | | | | | | | 75% | 345-A-0232 | PART SURVEY 1, A.M. BRITTON | 313.1450 | 234.8588 | | | |
| | | | | | | | 75% | 345-A-0233 | ALL SURVEY 2, A.M. BRITTON | 245.5000 | 184.1250 | | | |
| | | | | | | | 75% | 345-A-0234 | PART SURVEY 3, A.M. BRITTON | 310.6100 | 232.9575 | | | |
| | | | | | | | 75% | 345-A-0237 | ALL SURVEY 13, BLOCK I, CCSD&RGNG | 105.0000 | 78.7500 | | | |
| | | | | | | | 75% | 345-A-0241 | ALL SURVEY 61, BLOCK K, MATADOR LAND & CATTI | 244.4000 | 183.3000 | | | |
| | | | | | | | 75% | 345-A-0343 | ALL SURVEY 43, BLOCK J, H&GN | 575.0000 | 431.2500 | | | |
| | | | | | | | 75% | 345-A-0344 | SOUTH PART SURVEY 7, INDIANOLA RR CO. | 75.0000 | 56.2500 | | | |
| | | | | | | | 75% | 345-A-0354 | ALL SURVEY 7, BLOCK O-2, W.T.R.R. | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0359 | ALL SURVEY 17, BLOCK O-2, W.T.R.R. | 627.5190 | 470.6393 | | | |
| | | | | | | | 75% | 345-A-0360 | ALL SURVEY 19, BLOCK O-2, W.T.R.R. | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0361 | ALL SURVEY 21, BLOCK O-2, W.T.R.R. | 613.0000 | 459.7500 | | | |
| | | | | | | | 75% | 345-A-0362 | ALL SURVEY 23, BLOCK O-2, W.T.R.R. | 613.0000 | 459.7500 | | | |
| | | | | | | | 75% | 345-A-0372 | ALL SURVEY 3, BLOCK O-3, W.T.R.R. | 635.8240 | 476.8680 | | | |
| | | | | | | | 75% | 345-A-0373 | ALL SURVEY 1, BLOCK O-3, W.T.R.R. | 297.4400 | 223.0800 | | | |
| | | | | | | | 75% | 345-A-0388 | N2 SUREY 4, C.U. CONNELLE | 317.1450 | 237.8588 | | | |
| | | | | | | | 75% | 345-A-0429 | ALL SURVEY 3, BLOCK M, MATADOR LAND & CATTL | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0433 | PART SURVEY 80, BLOCK M, H.H. CAMPBELL | 634.5110 | 475.8833 | | | |
| | | | | | | | 75% | 345-A-0435 | ALL SURVEY 79, BLOCK M, H.H. CAMPBELL | 620.0580 | 465.0435 | | | |
| | | | | | | | 75% | 345-A-0437 | ALL SURVEY 81, BLOCK M, H.H. CAMPBELL | 522.3000 | 391.7250 | | | |
| | | | | | | | 50% | 345-A-0460 | ALL SURVEY 45, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 324.0000 | | | |
| | | | | | | | 50% | 345-A-0462 | PART SURVEY 50, BLOCK M, MATADOR LAND & CAT | 652.5000 | 326.2500 | | | |
| | | | | | | | 50% | 345-A-0463 | ALL SURVEY 51, BLOCK M, MATADOR LAND & CATT. | 607.0000 | 303.5000 | | | |
| | | | | | | | 75% | 345-A-0464 | ALL SURVEY 70, BLOCK M, MATADOR LAND & CATT. | 590.0000 | 442.5000 | | | |
| | | | | | | | 50% | 345-A-0472 | ALL OF SURVEY 48, BLOCK M, MATADOR LAND & CA | 647.5000 | 323.7500 | | | |
| | | | | | | | 50% | 345-A-0473 | ALL SURVEY 49, BLOCK M, MATADOR LAND & CATT. | 658.5000 | 329.2500 | | | |
| | | | | | | | 50% | 345-A-0491 | PART SURVEY 40, BLOCK M, MATADOR LAND & CAT | 520.0000 | 260.0000 | | | |
| | | | | | | | 50% | 345-A-0492 | ALL SURVEY 41, BLOCK M, MATADOR LAND & CATT. | 624.0000 | 312.0000 | | | |
| | | | | | | | 50% | 345-A-0493 | ALL SURVEY 42, BLOCK M, MATADOR LAND & CATT. | 638.2500 | 319.1250 | | | |
| | | | | | | | 50% | 345-A-0494 | PART SURVEY 43, BLOCK M, MATADOR LAND & CAT | 633.0000 | 316.5000 | | | |
| | | | | | | | 75% | 345-A-0546 | PART SURVEY 77, BLOCK M, MATADOR LAND & CAT | 350.7730 | 263.0798 | | | |
| | | | | | | | 75% | 345-A-0547 | ALL SURVEY 78, BLOCK M, MATADOR LAND & CATT. | 315.5000 | 236.6250 | | | |
| | | | | | | | 50% | 345-A-0552 | ALL SURVEY 47, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 324.0000 | | | |
| | | | | | | | 75% | 345-A-0553 | ALL OF SURVEY 71, BLOCK M, MATADOR LAND & CA | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0554 | ALL SURVEY 72, BLOCK M, MATADOR LAND & CATT. | 421.6000 | 316.2000 | | | |
| | | | | | | | 75% | 345-A-0555 | WEST PART OF SURVEY 74, BLOCK M, MATADOR LA | 34.5860 | 25.9395 | | | |
| | | | | | | | 50% | 345-A-0565 | ALL SURVEY 44, BLOCK M, MATADOR LAND & CATT. | 650.5000 | 325.2500 | | | |
| | | | | | | | 75% | 345-A-0572 | ALL SURVEY 68, BLOCK M, MATADOR LAND & CATT. | 431.0000 | 323.2500 | | | |
| | | | | | | | 50% | 345-A-0578 | ALL SURVEY 52, BLOCK M, MATADOR LAND & CATT. | 247.4000 | 123.7000 | | | |
| | | | | | | | 75% | 345-A-0588 | PART SURVEY 17, BLOCK K, MATADOR LAND & CAT | 625.9000 | 469.4250 | | | |
| | | | | | | | 75% | 345-A-0589 | ALL SURVEY 7, BLOCK K, MATADOR LAND & CATTLI | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0590 | ALL SURVEY 3, BLOCK K, MATADOR LAND & CATTLI | 641.8000 | 481.3500 | | | |
| | | | | | | | 75% | 345-A-0591 | ALL SURVEY 10, LESS NE PART LYING N&E OF HWY : | 619.6000 | 464.7000 | | | |
| | | | | | | | 75% | 345-A-0594 | SW PART SURVEY 2, BLOCK K, MATADOR LAND & C/ | 296.4640 | 222.3480 | | | |
| | | | | | | | 75% | 345-A-0595 | ALL SURVEY 14, BLOCK K, MATADOR LAND & CATTI | 428.0000 | 321.0000 | | | |
| | | | | | | | 75% | 345-A-0639 | ALL SURVEY 6, BLOCK K, MATADOR LAND & CATTLI | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0640 | ALL SURVEY 5, BLOCK K, MATADOR LAND & CATTLI | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0641 | ALL SURVEY 4, BLOCK K, MATADOR LAND & CATTLI | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0642 | ALL SURVEY 16, BLOCK K, MATADOR LAND & CATTI | 328.9300 | 246.6975 | | | |
| | | | | | | | 75% | 345-A-0643 | ALL SURVEY 15, BLOCK K, MATADOR LAND & CATTI | 512.0000 | 384.0000 | | | |
| | | | | | | | 75% | 345-A-0644 | ALL SURVEY 13, BLOCK K, MATADOR LAND & CATTI | 640.0000 | 480.0000 | | | |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 75% | 345-A-0645 | ALL SURVEY 8, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0646 | ALL SURVEY 11, BLOCK K, MATADOR LAND & CATTI | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-0679 | ALL SURVEY 162, BLOCK J, J.L. HARRISON | 606.8860 | 455.1645 | | | |
| | | | | | | | 75% | 345-A-1042 | E2 SURVEY 160, BLOCK J, B&B | 320.0000 | 240.0000 | | | |
| | | | | | | | 75% | 345-A-1042 | W2 SURVEY 160, BLOCK J, B&B | 320.0000 | 240.0000 | | | |
| | | | | | | | 75% | 345-A-1050 | SW PART SURVEY 8, FRANK LARGUEZ | 327.5000 | 245.6250 | | | |
| | | | | | | | 75% | 345-A-1126 | ALL SURVEY 52, BLOCK J, H&GN | 646.1000 | 484.5750 | | | |
| | | | | | | | 75% | 345-A-1127 | ALL SURVEY 20, BLOCK O-2, W.T.R.R. | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-1171 | ALL SURVEY 6, BLOCK O-2, W.T.R.R. | 640.0000 | 480.0000 | | | |
| | | | | | | | 75% | 345-A-1256 | ALL SURVEY 22, BLOCK O-2, W.T.R.R. | 613.0000 | 459.7500 | | | |
| | | | | | | | 75% | 345-A-1262 | ALL SURVEY 2, BLOCK O-3, W.T.R.R. | 567.0000 | 425.2500 | | | |
| | | | | | | | 75% | 345-A-1263 | NW PART SURVEY 4, BLOCK O-3, W.T.R.R. | 63.7500 | 47.8125 | | | |
| | | | | | | | 75% | 345-A-1264 | ALL SURVEY 245, BLOCK O-2, W.T.R.R. | 613.0000 | 459.7500 | | | |
| | | | | | | | 75% | 345-A-1334 | N2,SE4, SURVEY 60, BLOCK J, BS&F | 480.0000 | 360.0000 | | | |
| | | | | | | | 75% | 345-A-1491 | SW4 SURVEY 60, BLOCK J, BS&F | 160.0000 | 120.0000 | | | |
| | | | | | | | 75% | 345-A-1573 | ALL SURVEY A, A.J. COOPER | 257.6000 | 193.2000 | | | |
| | | | | | | | 75% | 345-A-1592 | ALL SURVEY 5, BLOCK Z, A.G. LIGERTWOOD | 64.5000 | 48.3750 | | | |
| | | | | | | | 75% | 345-A-1627 | WEST PART SURVEY 7, BLOCK Z, MOLLIE T. WATSO | 115.2000 | 86.4000 | | | |
| | | | | | | | 75% | 345-A-1627 | E PART SURVEY 7, BLOCK Z, MOLLIE T. WATSON | 236.7000 | 177.5250 | | | |
| | | | | | | | 75% | 345-A-1633 | ALL SURVEY 11, BLOCK Z, H.R. BUCHAN | 52.8000 | 39.6000 | | | |
| | | | | | | | 75% | 345-A-1634 | PART SURVEY 12, BLOCK Z, H.R. BUCHAN | 68.4100 | 51.3075 | | | |
| | | | | | | | 75% | 345-A-1635 | ALL SURVEY 13, BLOCK Z, H.R. BUCHAN | 58.5620 | 43.9215 | | | |
| | | | | | | | 75% | 345-A-1636 | ALL SURVEY 14,H.R. BUCHAN | 102.8000 | 77.1000 | | | |
| | | | | | | | 75% | 345-A-1646 | ALL SURVEY 1, BLOCK CG, C.L. GLENN | 28.1000 | 21.0750 | | | |
| | | | | | | | 75% | 345-A-1696 | ALL SURVEY 16, BLOCK Z, MATADOR LAND & CATTI | 42.6700 | 32.0025 | | | |
| | | | | | | | 75% | 345-A-1697 | ALL SURVEY 15, BLOCK Z, MATADOR LAND & CATTI | 31.6600 | 23.7450 | | | |
| | | | | | | | 75% | 345-A-1698 | ALL SURVEY 10, BLOCK Z, MATADOR LAND & CATTI | 22.2000 | 16.6500 | | | |
| 301-202-1 | BLISS, EILEEN WALLS | VINTAGE PETROLEUM, INC. | 12/02/04 | 12/02/09 | 14/29 | .125000000 | 17% | 153-A-0036 | S2 SURVEY #53, BLOCK 1, AB&M | 320.0000 | 53.3330 | 53.3330 | 75% | 39.9998 |
| 301-217 | BOLES, JAMES GAIL | VINTAGE PETROLEUM, INC. | 03/16/05 | 03/16/08 | 36/83 | .187500000 | 100% | 345-A-1191 | PORT. SEC. 18,19,25&26, BLOCK T, BS&F | 675.1000 | 675.1000 | 675.1000 | 75% | 506.3250 |
| 301-234 | BOSTICK, GREEN BERRY | VINTAGE PETROLEUM, INC. | 05/17/05 | 05/17/08 | 0019/0177 | .187500000 | 25% | 153-A-0404 | SURVEY #119, BLOCK D-3 | 6.8300 | 1.7075 | 81.7080 | 75% | 61.2810 |
| | | | | | | | 50% | 153-A-1543 | E2E2 SURVEY #100, BLOCK #1, D-3 | 160.0000 | 80.0000 | | | |
| 301-235 | BOSTICK, GREEN BERRY | VINTAGE PETROLEUM, INC. | 05/17/05 | 05/17/08 | 36/90 | .187500000 | 50% | 153-A-0094 | NW PART SURVEY #85, JOHN GIBSON | 99.0050 | 49.5025 | 131.9030 | 75% | 98.9273 |
| | | | | | | | 50% | 153-A-0094 | SUBDIVISION NO. 3, SURVEY #85 | 164.8000 | 82.4000 | | | |
| 301-234-1 | BOSTICK, LARRY LEWIS | VINTAGE PETROLEUM, INC. | 05/17/05 | 05/17/08 | 0019/0174 | .187500000 | 25% | 153-A-0404 | SURVEY #119, BLOCK D-3 | 6.8300 | 1.7075 | 81.7080 | 75% | 61.2810 |
| | | | | | | | 50% | 153-A-1543 | E2E2 SURVEY #100, BLOCK #1, D-3 | 160.0000 | 80.0000 | | | |
| 301-235-1 | BOSTICK, LARRY LEWIS | VINTAGE PETROLEUM, INC. | 05/17/05 | 05/17/08 | 36/93 | .187500000 | 50% | 153-A-0094 | NW PART SURVEY #85, JOHN GIBSON | 99.0050 | 49.5025 | 131.9030 | 75% | 98.9273 |
| | | | | | | | 50% | 153-A-0094 | SUBDIVISION NO. 3, SURVEY #85 | 164.8000 | 82.4000 | | | |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-220-4 | BRETT, VIRGINIA BELLE | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/08 | 0019/0162 | .187500000 | 20% | 153-A-1747 | N2 SURVEY #46, BLOCK #1, AB&M | 320.0000 | 64.0000 | 64.0000 | 75% | 48.0000 |
| 301-231 | BROOKS, KATHRYN J. ROSS | VINTAGE PETROLEUM, INC. | 06/06/05 | 06/06/08 | 18/646 | .187500000 | 17% | 153-A-0295 | ALL SURVEY #1, WCRR | 305.3000 | 50.8834 | 106.6580 | 75% | 79.9935 |
| | | | | | | | 8% | 153-A-1333 | SURVEY #4, BLOCK 13, FRANKLIN ARCHER SURVEY & | 178.5000 | 14.8750 | | | |
| | | | | | | | 8% | 153-A-2172 | SOUTH PART SURVEY #377, T.E. DAWSON | 160.8000 | 13.4000 | | | |
| | | | | | | | 17% | 153-A-2445 | N PART SURVEY #2, WCRR | 144.6000 | 24.1000 | | | |
| | | | | | | | 17% | 153-A-2446 | SURVEY #380, BLOCK 3, J.F. ROBERTS | 20.4000 | 3.4000 | | | |
| 301-102 | BURELSON, STANLEY CARR & LOU JEAN | MTT, L.P. | 12/20/03 | 12/20/08 | 34/277 | .125000000 | 100% | 345-A-0226 | W SURVEY #57, BLOCK J, CERT. #45, EL & RR RY CO. | 168.0000 | 168.0000 | 9,768.9100 | 75% | 126.0000 |
| | | | | | | | 100% | 345-A-0230 | J.R. BEAUCHAMP SURVEY, CERT. #23/295 | 1,343.7000 | 1,343.7000 | | 75% | 1007.7750 |
| | | | | | | | 100% | 345-A-0254 | SE SURVEY #17, BLOCK GP, CERT. #174, C&M RY. CO. | 195.4000 | 195.4000 | | 75% | 146.5500 |
| | | | | | | | 100% | 345-A-0345 | SURVEY #5, CERT. NO. 16/221, INDIANOLA RR CO. | 646.7000 | 646.7000 | | 75% | 485.0250 |
| | | | | | | | 100% | 345-A-0346 | SURVEY #3, CERT. NO. 16/219, INDIANOLA RR CO. | 665.5000 | 665.5000 | | 75% | 499.1250 |
| | | | | | | | 100% | 345-A-0417 | SURVEY #20, MATADOR CATTLE CO. | 403.4100 | 403.4100 | | 75% | 302.5575 |
| | | | | | | | 100% | 345-A-0440 | SURVEY #23, BLOCK GP, CHARLES GOODNIGHT | 369.0000 | 369.0000 | | 75% | 276.7500 |
| | | | | | | | 100% | 345-A-0441 | SURVEY #24, BLOCK GP, CHARLES GOODNIGHT | 480.0500 | 480.0500 | | 75% | 360.0375 |
| | | | | | | | 100% | 345-A-0442 | SURVEY #25, BLOCK GP, CHARLES GOODNIGHT | 192.0000 | 192.0000 | | 75% | 144.0000 |
| | | | | | | | 100% | 345-A-0443 | SURVEY #26, BLOCK GP, CHARLES GOODNIGHT | 192.0000 | 192.0000 | | 75% | 144.0000 |
| | | | | | | | 100% | 345-A-0591 | TRACT #14 SURVEY #10, BLOCK K, MATADOR CATTL | 17.7200 | 17.7200 | | 75% | 13.2900 |
| | | | | | | | 100% | 345-A-0592 | SURVEY #9, BLOCK K, MATADOR CATTLE CO. | 154.9100 | 154.9100 | | 75% | 116.1825 |
| | | | | | | | 100% | 345-A-0593 | SURVEY #1, BLOCK K, MATADOR CATTLE CO. | 272.9800 | 272.9800 | | 75% | 204.7350 |
| | | | | | | | 100% | 345-A-0594 | SURVEY #2, BLOCK K, MATADOR CATTLE CO. | 334.2900 | 334.2900 | | 75% | 250.7175 |
| | | | | | | | 100% | 345-A-0852 | W.H. BURKETT HOMESTEAD SURVEY #3, BLOCK RB | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-0911 | EUGENE RAYMOND HOMESTEAD SURVEY | 151.8000 | 151.8000 | | 65% | 98.6700 |
| | | | | | | | 100% | 345-A-0940 | I. WHARTON HOMESTEAD SURVEY | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-0999 | M.E. PITTS HOMESTEAD SURVEY | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-1021 | HELEN A. JACOBS HOMESTEAD SURVEY | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-1210 | J.G. HUMPHREYS HOMESTEAD SURVEY | 160.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 100% | 345-A-1284 | J.S. ORR HOMESTEAD SURVEY | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-1378 | SURVEY #6, CERT. NO. 16/221, INDIANOLA RR CO. | 668.0000 | 668.0000 | | 75% | 501.0000 |
| | | | | | | | 100% | 345-A-1547 | SURVEY #6, BLOCK 1/3, SF 2508, MRS. H.A. MARTIN | 42.6000 | 42.6000 | | 65% | 27.6900 |
| | | | | | | | 100% | 345-A-1549 | S SURVEY #5, BLOCK 1/3, SF 5040, MRS. H.A. MARTIN | 189.0000 | 189.0000 | | 65% | 122.8500 |
| | | | | | | | 100% | 345-A-1549 | N SURVEY #5, BLOCK 1/3, SF 5040, MRS. H.A. MARTIN | 458.4000 | 458.4000 | | 65% | 297.9600 |
| | | | | | | | 100% | 345-A-1552 | W SURVEY #3, BLOCK, 1/3, SF 2511, I.E. MARTIN | 478.0000 | 478.0000 | | 65% | 310.7000 |
| | | | | | | | 100% | 345-A-1553 | SURVEY #4, BLOCK 1/3 SF 25112, I.E. MARTIN | 460.1400 | 460.1400 | | 75% | 345.1050 |
| | | | | | | | 100% | 345-A-1595 | SURVEY #3, BLOCK JC, SF 5510, W.A. MARTIN | 94.3100 | 94.3100 | | 75% | 70.7325 |
| | | | | | | | 100% | 345-A-1814 | SURVEY #21, BLOCK K, SF 11327, J.M. JACKSON | 16.0000 | 16.0000 | | 75% | 12.0000 |
| | | | | | | | 100% | 345-A-1851 | E SURVEY #3, BLOCK 1/3, SF 2511, I.E. MARTIN | 144.0000 | 144.0000 | | 65% | 93.6000 |
| | | | | | | | 100% | 345-A-569 | SURVEY #19, MATADOR CATTLE CO. | 640.0000 | 640.0000 | | 75% | 480.0000 |
| | | | | | | | 100% | 345-A-849 | S. C.F. BERRY HOMESTEAD SURVEY | 31.0000 | 31.0000 | | 65% | 20.1500 |
| 301-103 | BURLESON, STANLEY CARR & LOU JEAN | MTT, L.P. | 12/23/03 | 12/23/08 | 7/290 | .125000000 | 100% | 153-A-1043 | EAST PT SURVEY #23, BLOCK GP, CHARLES GOODNIC | 219.5000 | 219.5000 | 829.9000 | 75% | 622.4250 |
| | | | | | | | 100% | 153-A-1044 | EAST PT SURVEY #25, BLOCK GP, CHARLES GOODNIC | 288.0000 | 288.0000 | | | |
| | | | | | | | 100% | 153-A-1045 | EAST PT SURVEY #26, BLOCK GP, CHARLES GOODNIC | 288.0000 | 288.0000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessor's Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 100% | 153-A-1720 | NE SURVEY #4, BLOCK 1, GEORGE CLAYTON, B&B | 34.4000 | 34.4000 | | | |
| 301-173 | BURTON, LEE W. | VINTAGE PETROLEUM, INC. | 09/08/04 | 09/08/09 | 11/575 | .125000000 | 100% | 153-A-0322 | S2 SURVEY #93, BLOCK D-3 | 299.0000 | 299.0000 | 696.5200 | 75% | 522.3900 |
| | | | | | | | 100% | 153-A-1727 | NE4 SURVEY #108, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-1851 | NW4 SURVEY #76, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-2165 | E2 NW4 SURVEY #108, BLOCK D-3 | 77.5200 | 77.5200 | | | |
| 301-237 | BYRD FARMS, INC. | VINTAGE PETROLEUM, INC. | 06/23/05 | 06/23/08 | 0020/0547 | .187500000 | 50% | 153-A-1913 | ALL SURVEY #8, BLOCK G-M, GC&SF RY. CO | 663.7400 | 331.8700 | 331.8700 | 75% | 248.9025 |
| 301-236 | BYRD, JIM | VINTAGE PETROLEUM, INC. | 06/23/05 | 06/23/08 | 0020/0544 | .187500000 | 100% | 153-A-0125 | S2 SURVEY #11, BLOCK T | 320.0000 | 320.0000 | 320.0000 | 75% | 240.0000 |
| 301-150 | CAGE, JAMES R. | MTT, L.P. LTD. PARTNERSHIP | 05/17/04 | 05/17/09 | 10/532 | .125000000 | 100% | 153-A-0095 | SURVEY #1, BLOCK 1, CERT. #4/578, H&GN RY. CO. | 640.0000 | 640.0000 | 640.0000 | 75% | 480.0000 |
| 301-156 | CAMPBELL, HARRY | MTT, L.P. LTD. PARTNERSHIP | 04/28/04 | 04/28/09 | | .125000000 | 100% | 345-A- | MATADOR SURVEY, BLOCK 86, LOTS 28-32 | 1.0000 | 1.0000 | 561.0000 | 75% | 420.7500 |
| | | | | | | | 100% | 345-A-0223 | E2 SW4 SURVEY #49, BLOCK I, BS&F | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 345-A-1035 | E2 W2 SURVEY #48, BLOCK J, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1035 | NE4 SURVEY #48, BLOCK J, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1035 | SE4 SURVEY #48, BLOCK J, AB&M | 160.0000 | 160.0000 | | | |
| 301-157 | CAMPBELL, JAMES GUY | MTT, L.P. LTD. PARTNERSHIP | 04/28/04 | 04/28/09 | | .125000000 | 100% | 345-A-0036 | N AND E PARTS OF SURVEY #33, BLOCK T, BS&F RR. ( | 332.7500 | 332.7500 | 1,715.9000 | 75% | 1286.9250 |
| | | | | | | | 100% | 345-A-0036 | E PART SW 307 ACRES SURVEY #33,BLOCK T, BS&F | 120.0000 | 120.0000 | | | |
| | | | | | | | 100% | 345-A-0037 | SURVEY #35, BLOCK T, BS&F | 476.7600 | 476.7600 | | | |
| | | | | | | | 100% | 345-A-0359 | SURVEY #17, BLOCK O-2, W.T. RR. CO. | 146.3900 | 146.3900 | | | |
| | | | | | | | 100% | 345-A-0475 | S PART SURVEY #66, BLOCK M, MATADOR CATTLE C | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 345-A-1815 | E2 SURVEY #18, BLOCK O-2, W.T. RY. CO. | 320.0000 | 320.0000 | | | |
| 301-105 | CAMPBELL, LUCRETIA E. | MTT, L.P. | 03/12/04 | 03/12/09 | 34/243 | .125000000 | 100% | 345-A-0037 | W OF HWY 70, SURVEY #35 | 148.3500 | 148.3500 | 1,739.2870 | 75% | 1304.4653 |
| | | | | | | | 100% | 345-A-0171 | S PART SURVEY #31 | 588.1200 | 588.1200 | | | |
| | | | | | | | 100% | 345-A-0172 | LOT 4 CITY OF MATADOR, BS&F. A-2 | 1.0000 | 1.0000 | | | |
| | | | | | | | 94% | 345-A-0176 | E PART SURVEY #39, T&P RR CO., BLOCK 3 | 272.7000 | 255.6563 | | | |
| | | | | | | | 100% | 345-A-0423 | SURVEY #9, MATADOR CATTLE CO. | 25.0800 | 25.0800 | | | |
| | | | | | | | 100% | 345-A-0988 | SURVEY #31, L.E. MEADOR | 79.5500 | 79.5500 | | | |
| | | | | | | | 100% | 345-A-0990 | SURVEY #28, M.E. MEADOR | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1352 | S PART SURVEY #36, B.S.&F., BLOCK T | 274.5300 | 274.5300 | | | |
| | | | | | | | 100% | 345-A-1812 | SURVEY #119, W.W. THETEFORD | 77.4000 | 77.4000 | | | |
| | | | | | | | 69% | 345-A-1812 | N PART SURVEY #95, W.M. GRAHAM | 188.5100 | 129.6007 | | | |
| 301-199 | CAMPBELL, POLIANA | VINTAGE PETROLEUM, INC. | 12/02/04 | 12/02/09 | 14/32 | .125000000 | 50% | 153-A | NORTH PT. SURVEY #256, BLOCK D-3, J.P. DRACE | 285.2500 | 142.6250 | 595.6250 | 75% | 446.7188 |
| | | | | | | | 50% | 153-A-0317 | W2 SURVEY #69, BLOCK D-3 | 320.0000 | 160.0000 | | | |
| | | | | | | | 50% | 153-A-0412 | SW PT. SURVEY #99, BLOCK D-3, D&P RY. CO. | 94.0000 | 47.0000 | | | |
| | | | | | | | 100% | 153-A-2012 | SURVEY #2, BLOCK #1, H&GN | 246.0000 | 246.0000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-170 | CAMPBELL, WESLEY II | VINTAGE PETROLEUM, INC. | 09/16/04 | 09/16/09 | 11/772 | .125000000 | 100% | 153-A-2122 | ELIZABETH MOORE, S.F. SURVEY #4548 | 45.0000 | 45.0000 | 420.0000 | 75% | 315.0000 |
| | | | | | | | 100% | 153-A-2122 | ELIZABETH MOORE S.F. SURVEY #4548 | 11.0000 | 11.0000 | | | |
| | | | | | | | 100% | 153-A-2122 | W SIDE M.E. ANDERSON PREEMPTION SURVEY | 34 0000 | 34.0000 | | | |
| | | | | | | | 100% | 153-A-2122 | SWC G.R. GRANT PREEMPTION SURVEY | 45.0000 | 45.0000 | | | |
| | | | | | | | 100% | 153-A-2122 | NEC G.R. GRANT PREEMPTION SURVEY | 45.0000 | 45.0000 | | | |
| | | | | | | | 100% | 153-A-2461 | N2 SURVEY #10, BLOCK #1, B&B, CERT. #11 | 240.0000 | 240 0000 | | | |
| 301-133 | CANNON, JERRY | MTT, L.P. LTD. PARTNERSHIP | 04/29/04 | 04/29/09 | 8/850 | .125000000 | 100% | 153-A-0057 | NE4 SURVEY #11, BLOCK 1, AB&M, CERT. #1256 | 160.0000 | 160.0000 | 1,668.0970 | 75% | 1251.0728 |
| | | | | | | | 100% | 153-A-1381 | SURVEY #8, BLOCK 1, CERT. #10, B&B | 633.6970 | 633.6970 | | | |
| | | | | | | | 100% | 153-A-1786 | SURVEY #8, BLOCK 1, AB&M, CERT. #272 | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 153-A-1884 | S 1/8 N 3/8 SURVEY #116, BLOCK D-3, CERT. #93 | 74.4000 | 74.4000 | | | |
| | | | | | | | 100% | 153-A-2201 | N4 SURVEY #116, BLOCK D-3, CERT. #93, D&P RR CO. | 160.0000 | 160.0000 | | | |
| 301-251 | CARD, JERRY FAE | VINTAGE PETROLEUM, INC. | 08/04/05 | 08/04/08 | 0021/0518 | .187500000 | 100% | 153-A-0106 | S2S2 SECTION 93, BLOCK 4, SURVEY T&P RR | 160.0000 | 160.0000 | 403.7000 | 75% | 302.7750 |
| | | | | | | | 100% | 153-A-1732 | W2 SECTION 96, BLOCK 4, SURVEY T&P RR | 243.7000 | 243.7000 | | | |
| 301-230 | CATES, JOHNNIE | VINTAGE PETROLEUM, INC. | 05/26/05 | 05/26/08 | 18/295 | .187500000 | 100% | 153-A-1873 | N PART N2 SURVEY 86, BLOCK 1, AB&M | 148.7100 | 148.7100 | 148.7100 | 75% | 111.5325 |
| 301-238 | CLARK, CONNIE COGDELL | VINTAGE PETROLEUM, INC. | 06/28/05 | 06/28/08 | 0020/0612 | .187500000 | 100% | 153-A-2587 | NE4 SECTION 26, BLOCK G&M | 160.0000 | 160.0000 | 160.0000 | 75% | 120.0000 |
| 301-221-3 | CLEVELAND, ROBERT CLAYTON | VINTAGE PETROLEUM, INC. | 04/01/05 | 04/01/08 | 0019/0180 | .187500000 | 30% | 153-A-0088 | ALL J.B. FROST SURVEY | 1,156.0000 | 346.8000 | 702.2700 | 75% | 526.7025 |
| | | | | | | | 30% | 153-A-0402 | ALL SURVEY 115, BLOCK D-3 | 224.9000 | 67.4700 | | | |
| | | | | | | | 30% | 153-A-0410 | ALL SURVEY #103, BLOCK D-3 | 640.0000 | 192.0000 | | | |
| | | | | | | | 30% | 153-A-2155 | S2 SURVEY 112, BLOCK 1, AB&M | 320.0000 | 96.0000 | | | |
| 301-169 | COGDELL, CONNIE DELLE | LEGACY EXPLORATION LLC | 06/26/03 | 06/26/06 | 3/378 | .160000000 | 11% | 153-A-0438 | SECTION 25, BLOCK GM, GC&SF RR. CO. | 640.0000 | 69.2800 | 629.2800 | 75% | 471.9600 |
| | | | | | | | 50% | 153-A-0444 | SECTION 73, BLOCK GM, GC&SF RR. CO. | 640.0000 | 320.0000 | | | |
| | | | | | | | 50% | 153-A-1895 | SE4 SECTION 22, BLOCK GM, GC&SF RR. CO. | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-2109 | NE4 SECTION 6, BLOCK D-2, GC&SF RR. CO. | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-2243 | NW4 SECTION 6, BLOCK D-2, GC&SF RR. CO. | 160.0000 | 80.0000 | | | |
| 301-218-1 | CORSE, SARAH ELIZABETH STEWART | VINTAGE PETROLEUM, INC. | 03/30/05 | 03/30/10 | 0019/0183 | .125000000 | 13% | 153-A-1790 | SURVEY #8, BLOCK 1, H&GN | 640.0000 | 80.0000 | 80.0000 | 75% | 60.0000 |
| 301-200 | COVINGTON, KENT | VINTAGE PETROLEUM, INC. | 12/01/04 | 12/01/09 | 14/35 | .125000000 | 50% | 153-A-0063 | E2 SURVEY #79, BLOCK 1, AB&M | 311.8300 | 155.9150 | 1,265.1750 | 75% | 948.8813 |
| | | | | | | | 100% | 153-A-0087 | EASTLAND COUNTY SCHOOL LAND LEAGUE #4 | 5.0000 | 5.0000 | | | |
| | | | | | | | 100% | 153-A-0087 | EASTLAND COUNTY SCHOLL LAND LEAGUE #4 | 5.6700 | 5.6700 | | | |
| | | | | | | | 100% | 153-A-0087 | EASTLAND COUNTY SCHOOL LAND LEAGUE #4 | 65.5700 | 65.5700 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 100% | 153-A-0087 | EASTLAND COUNTY SCHOOL LAND LEAGUE #4 | 3.1400 | 3.1400 | | | |
| | | | | | | | 100% | 153-A-0087 | EASTLAND COUNTY SCHOOL LAND LEAGUE #4 | 58.9700 | 58.9700 | | | |
| | | | | | | | 100% | 153-A-0294 | EAST PART SURVEY #3, W.C. RY. CO. | 477.2000 | 477.2000 | | | |
| | | | | | | | 100% | 153-A-1406 | EAST SIDE OF M.E. ANDERSON SURVEY | 45.2600 | 45.2600 | | | |
| | | | | | | | 100% | 153-A-1901 | NW4 & N 60 ACRES OF NE4 SURVEY #80, BLOCK 1, AB | 211.9440 | 211.9440 | | | |
| | | | | | | | 50% | 153-A-1948 | NW4 SURVEY #2, BLOCK #1, AB&M | 160.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-2547 | NW4 SURVEY #4, G.W. SEIGLER | 156.5000 | 156.5000 | | | |
| 301-136 | CROWELL, WILMA R. | MTT, L.P. LTD. PARTNERSHIP | 04/08/04 | 04/08/09 | 34/521 | .125000000 | 100% | 345--A-1855 | S PART SURVEY #6, C&M RR. CO., BLOCK G-P | 440.0000 | 440.0000 | 440.0000 | 65% | 286.0000 |
| 301-227 | CUSTER, DWINA | VINTAGE PETROLEUM, INC. | 03/30/05 | 03/30/08 | 0019/0186 | .187500000 | 50% | 153-A-0063 | E2 SURVEY 79, BLOCK 1, AB&M | 312.2270 | 156.1135 | 236.1135 | 75% | 177.0851 |
| | | | | | | | 50% | 153-A-1948 | NW4 SURVEY 2, BLOCK 1, B&B | 160.0000 | 80.0000 | | | |
| 301-103 | D.J. & H FARMS, INC., A TEXAS CORPORATION | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/648 | .125000000 | * 44% | 153-A-0003 | SURVEY #7, BLOCK 1, A.B. & M | 640.0000 | 280.0000 | 1,627.9400 | 75% | 1220.9550 |
| | | | | | | | 100% | 153-A-0018 | SURVEY #111, BLOCK 1, AB&M | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 153-A-0065 | SURVEY #73, BLOCK 1, AB&M | 627.5450 | 627.5450 | | | |
| | | | | | | | 38% | 153-A-0403 | SURVEY #117, BLOCK 1, D-3 | 214.4000 | 80.4000 | | | |
| 301-245 | DAVIS, BLAIR CATES | VINTAGE PETROLEUM, INC. | 07/06/05 | 07/06/08 | 20/560 | .187500000 | 50% | 153-A-0160 | S2 SECTION 9, BLOCK G | 320.0000 | 160.0000 | 224.2500 | 75% | 168.1875 |
| | | | | | | | 25% | 153-A-0487 | SW PART SECTION 39, BLOCK K, T.T. ROYALTY CO. | 20.0000 | 5.0000 | | | |
| | | | | | | | 25% | 153-A-0717 | SE PART SECTION 36, BLOCK K, T.T. ROYALTY CO. | 37.0000 | 9.2500 | | | |
| | | | | | | | 25% | 153-A-0721 | E 110/16THS OF THE WEST 11/16THS OF THE S 320 ACI | 200.0000 | 50.0000 | | | |
| 301-247 | DAVIS, FLORINE CATES | VINTAGE PETROLEUM, INC. | 07/06/05 | 07/06/08 | 20/563 | .187500000 | 50% | 153-A-0089 | ALL HENRY FULLERTON SURVEY | 303.0000 | 151.5000 | 1,047.9000 | 75% | 785.9250 |
| | | | | | | | 100% | 153-A-0213 | E2 SURVEY 19, BLOCK D-1 | 314.0000 | 314.0000 | | | |
| | | | | | | | 50% | 153-A-0277 | SW PART SECTION 19, BLOCK G | 250.0000 | 125.0000 | | | |
| | | | | | | | 50% | 153-A-0324 | ALL SURVEY 95, BLOCK D-3 | 612.1000 | 306.0500 | | | |
| | | | | | | | 50% | 153-A-1794 | ALL SECTION 110, BLOCK D-3 | 182.7000 | 91.3500 | | | |
| | | | | | | | 25% | 153-A-2214 | S2SE4 SECTION 108, BLOCK D-3 | 80.0000 | 20.0000 | | | |
| | | | | | | | 25% | 153-A-2215 | E2SW4 SECTION 108, BLOCK D-3 | 80.0000 | 20.0000 | | | |
| | | | | | | | 25% | 153-A-2568 | N2SE4 SECTION 108, BLOCK D-3 | 80.0000 | 20.0000 | | | |
| 301-246 | DAVIS, FLORINE CATES | VINTAGE PETROLEUM, INC. | 07/06/05 | 07/06/08 | 20/560 | .187500000 | 100% | 153-A-0041 | ALL SECTION 101, BLOCK 1, AB&M | 640.0000 | 640.0000 | 2,923.9330 | 75% | 2192.9498 |
| | | | | | | | 100% | 153-A-0071 | SE4 SECTION 87, BLOCK 1, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-0071 | S2NE4 SECTION 87, AB&M | 80.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-0089 | ALL HENRY FULLERTON SURVEY | 303.0000 | 151.5000 | | | |
| | | | | | | | 100% | 153-A-0407 | ALL SECTION 109, BLOCK D-3 | 520.0000 | 520.0000 | | | |
| | | | | | | | 100% | 153-A-0489 | W2 SECTION 35, BLOCK K | 320.0000 | 320.0000 | | | |
| | | | | | | | 56% | 153-A-0489 | E2 SECTION 35, BLOCK K | 246.3000 | 136.8334 | | | |
| | | | | | | | 100% | 153-A-1470 | W4 SECTION 108, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-1873 | S2 SECTION 86, BLOCK 1, AB&M | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1873 | N2 SECTION 86, BLOCK #1, AB&M | 154.0000 | 154.0000 | | | |
| | | | | | | | 100% | 153-A-2186 | NE4,N2SE4 SURVEY 100, BLOCK 1, AB&M | 240.0000 | 240.0000 | | | |
| | | | | | | | 52% | 153-A-2436 | S2SE4 SECTION 100, BLOCK 1, AB&M | 80.0000 | 41.6000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-245-1 | DAVIS, LON MILES | VINTAGE PETROLEUM, INC. | 07/06/05 | 07/06/08 | 20/566 | .187500000 | 50% | 153-A-0160 | S2 SECTION 9, BLOCK G | 320.0000 | 160.0000 | 224.2500 | 75% | 168.1875 |
| | | | | | | | 25% | 153-A-0487 | SW PART SECTION 39, BLOCK K, T.T. ROYALTY CO. | 20.6600 | 5.0000 | | | |
| | | | | | | | 25% | 153-A-0717 | SE PART SECTION 36, BLOCK K, T.T. ROYALTY CO. | 37.0000 | 9.2500 | | | |
| | | | | | | | 25% | 153-A-0721 | E 110/16THS OF THE WEST 11/16THS OF THE S 320 ACI | 200.0000 | 50.0000 | | | |
| 301-219 | DELEON, TONYA L. | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/10 | 0019/0189 | .187500000 | 17% | 153-A-1784 | ALL SURVEY #2, BLOCK D-3 | 640.0000 | 106.6700 | 106.6700 | 75% | 80.0025 |
| 301-193 | DUBOIS, WELDON E. | VINTAGE PETROLEUM, INC. | 09/23/04 | 09/23/09 | 12/245 | .125000000 | 100% | 153-A-0053 | SW4 SURVEY 19, BLOCK 1, AB&M | 160.0000 | 160.0000 | 320.0000 | 75% | 240.0000 |
| | | | | | | | 100% | 153-A-0053 | W2SE4 SURVEY 19, BLOCK 1 AB&M | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-0053 | W2NW4 SURVEY #19, BLOCK 1 AB&M | 80.0000 | 80.0000 | | | |
| 301-243 | EDDLEMAN, WARREN DAN | VINTAGE PETROLEUM, INC. | 07/01/05 | 07/01/08 | 36/299 | .187500000 | 50% | 345-A-0036 | SECTION 33, BLOCK T, BS&F | 333.0000 | 166.5000 | 1,520.6270 | 75% | 1140.4703 |
| | | | | | | | 50% | 345-A-0037 | SURVEY 35, BLOCK T, BS&F | 491.6700 | 245.8350 | | | |
| | | | | | | | 25% | 345-A-0043 | SECTION 47, BLOCK 1, BS&F | 329.4100 | 82.3525 | | | |
| | | | | | | | 25% | 345-A-0043 | SURVEY 47, BLOCK T, BS&F | 310.9700 | 77.7425 | | | |
| | | | | | | | 25% | 345-A-0243 | SECTION #5, BLOCK 1, AB&M | 319.0960 | 79.7740 | | | |
| | | | | | | | 25% | 345-A-1096 | JOHN HALL HOMESTEAD PRE-EMPTION SURVEY | 160.0000 | 40.0000 | | | |
| | | | | | | | 50% | 345-A-1133 | SECTION 22, BLOCK T, B.S&F | 640.0000 | 320.0000 | | | |
| | | | | | | | 25% | 345-A-1346 | SURVEY 34, BLOCK T, BS&F | 159.1000 | 39.7750 | | | |
| | | | | | | | 25% | 345-A-1346 | SECTION 34, BLOCK 1, BS&F | 70.5900 | 17.6475 | | | |
| | | | | | | | 25% | 345-A-1347 | E2 SURVEY #48, BLOCK T, BS&F | 320.0000 | 80.0000 | | | |
| | | | | | | | 25% | 345-A-1348 | SECTION 6, BLOCK O-1, C&M | 451.0000 | 112.7500 | | | |
| | | | | | | | 25% | 345-A-1582 | SECTION 1, BLOCK HP, S.R. HARRIS SURVEY | 160.0000 | 40.0000 | | | |
| | | | | | | | 25% | 345-A-1583 | SECTION 3, BLOCK HP, MRS. H.H. HARRIS SURVEY | 60.0000 | 15.0000 | | | |
| | | | | | | | 25% | 345-A-1613 | WEST END SECTION 1, N.J. SHANDS SVY | 194.0000 | 48.5000 | | | |
| | | | | | | | 25% | 345-A-1613 | EAST END OF SECTION 1, N.J. SHANDS SVY. | 194.0000 | 48.5000 | | | |
| | | | | | | | 41% | 345-A-1613 | WEST END SURVEY #1, N.J. SHANDS | 200.0000 | 81.2500 | | | |
| | | | | | | | 25% | 345-A-1891 | WEST SIDE SURVEY 3, BLOCK HP, MRS. H.H. SVY | 100.0000 | 25.0000 | | | |
| 301-117 | ELLISON, LADONNA | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/655 | .125000000 | 25% | 153-A-0425 | NW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 40.0000 | 696.0000 | 75% | 522.0000 |
| | | | | | | | 25% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 64.0000 | 16.0000 | | | |
| | | | | | | | 100% | 153-A-2156 | SURVEY #110, BLOCK 1, AB&M | 640.0000 | 640.0000 | | | |
| 301-182-1 | ELLISON, LADONNA | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/602 | .125000000 | 25% | 153-A-1973 | W2 SURVEY #34, GWT&P RY. CO. | 320.0000 | 80.0000 | 89.4690 | 75% | 67.1018 |
| | | | | | | | 23% | 153-A-2573 | J.C. GAITHER SURVEY #412, S.F. 13055 | 40.4000 | 9.4691 | | | |
| 301-192 | EMERT, MARVIN DALE | VINTAGE PETROLEUM, INC. | 09/23/04 | 09/23/09 | 12/247 | .125000000 | 100% | 153-A- | NE/C OF THE SW4 SURVEY 80, BLOCK 1, AB&M | 45.3400 | 45.3400 | 45.3400 | 75% | 34.0050 |
| 301-214 | EMERT, MICHAEL | VINTAGE PETROLEUM, INC. | 10/20/04 | 10/20/09 | 14/39 | .125000000 | 100% | 153-A-1901 | SE4,S4NE4 SURVEY #80, BLOCK 1, AB&M | 200.0000 | 200.0000 | 200.0000 | 75% | 150.0000 |
| 301-261 | EMERT, OWEN ELBERT | VINTAGE PETROLEUM, INC. | 04/26/05 | 04/26/10 | 29/21 | .187500000 | 100% | 153-A- | NE4 SVY 80, BLOCK 1, AB&M | 60.0000 | 60.0000 | 60.0000 | 75% | 45.0000 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-175 | EMERT, TOM N. | VINTAGE PETROLEUM, INC. | 09/23/04 | 09/23/09 | 11/607 | .125000000 | 100% | 153-A-1901 | SW4 SURVEY #80, BLOCK #1, AB&M | 31.1400 | 31.1400 | 31.1400 | 75% | 23.3550 |
| 301-169-1 | ESTATE OF CAROL COGDELL COURTNEY | LEGACY EXPLORATION LLC | 06/26/03 | 06/26/06 | 3/378 | .160000000 | 11% | 153-A-0438 | SECTION 25, BLOCK GM, GC&SF RR CO. | 640.0000 | 69.2800 | 629.2800 | 75% | 471.9600 |
| | | | | | | | 50% | 153-A-0444 | SECTION 73, BLOCK GM, GC&SF RR CO. | 640.0000 | 320.0000 | | | |
| | | | | | | | 50% | 153-A-1895 | SE4 SECTION 22, BLOCK GM, GC&SF RR CO. | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-2109 | NE4 SECTION 6, BLOCK D-2, GC&SF RR CO. | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-2243 | NW4 SECTION 6, BLOCK D-2, GC&SF RR CO. | 160.0000 | 80.0000 | | | |
| 301-229-1 | ESTATE OF CECIL BAXTER | VINTAGE PETROLEUM, INC. | 05/26/05 | 05/26/08 | 18/666 | .187500000 | 50% | 153-A-0035 | NW4 SURVEY 55, BLOCK 1, AB&M | 160.0000 | 80.0000 | 529.5060 | 75% | 397.1295 |
| | | | | | | | 50% | 153-A-1416 | S2 SURVEY 42, BLOCK 1, AB&M | 303.1500 | 151.5750 | | | |
| | | | | | | | 25% | 153-A-1615 | S2SE4 SURVEY 66, BLOCK 1, AB&M | 18.8900 | 4.7249 | | | |
| | | | | | | | 25% | 153-A-1615 | N PART E2SW4SE4,W2SE4SE4 SURVEY 66, BLOCK 1, A | 32.8260 | 8.2065 | | | |
| | | | | | | | 25% | 153-A-1619 | NE4 SURVEY 57, BLOCK 1, AB&M | 160.0000 | 40.0000 | | | |
| | | | | | | | 50% | 153-A-1619 | NW4 SURVEY 57, BLOCK 1, AB&M | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-1619 | S2 SURVEY #57, BLOCK 1 AB&M | 320.0000 | 160.0000 | | | |
| | | | | | | | 25% | 153-A-2270 | NE4S2SW4 SURVEY 66 | 20.0000 | 5.0000 | | | |
| 301-153 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/653 | .160000000 | 38% | 153-A-0203 | N2 SURVEY #3, BLOCK D-2, GC&SF RR CO. | 320.0000 | 120.0000 | 4,822.1700 | 75% | 90.0000 |
| | | | | | | | 38% | 153-A-0203 | SW4 SURVEY #3, BLOCK D-2, GC&SF RR CO. | 160.0000 | 60.0000 | | 75% | 45.0000 |
| | | | | | | | 38% | 153-A-0298 | N2 SURVEY #3, BLOCK D-3 | 320.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 38% | 153-A-0389 | SURVEY #227, BLOCK G&M, CERT. #200, D&SF RR CO | 269.5200 | 101.0700 | | 75% | 75.8025 |
| | | | | | | | 38% | 153-A-0432 | SURVEY #17, BLOCK G&M | 634.7000 | 238.0125 | | 65% | 154.7081 |
| | | | | | | | 38% | 153-A-0433 | SURVEY #7, BLOCK G&M | 640.0000 | 240.0000 | | 65% | 156.0000 |
| | | | | | | | 19% | 153-A-0434 | SURVEY #5, BLOCK G&M, CERT. #1/87, GC&SF RR CO | 634.0000 | 118.8750 | | 65% | 77.2688 |
| | | | | | | | 38% | 153-A-0436 | SURVEY #59, BLOCK G&M, CERT. #1/109, GC&SF RR C | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-0440 | SURVEY #29, BLOCK G&M, CERT. #1/99 | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-0445 | SURVEY #51, BLOCK G&M, CERT. #1/106, GC&SF RR ( | 325.5000 | 122.0625 | | 75% | 91.5469 |
| | | | | | | | 38% | 153-A-0448 | SURVEY #49, BLOCK G&M, CERT. #1/106, GC&SF RR ( | 320.0000 | 120.0000 | | 75% | 90.0000 |
| | | | | | | | 38% | 153-A-0464 | SURVEY #57, BLOCK G&M, CERT. #1/108, GC&SF RR ( | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-0465 | NE4 SURVEY #69, BLOCK G&M, CERT. #1/112, GC&SF I | 160.0000 | 60.0000 | | 75% | 45.0000 |
| | | | | | | | 38% | 153-A-0471 | SURVEY #1, BLOCK G&M, GC&SF RR CO. | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-0475 | SURVEY #56, BLOCK G&M, CERT. #66, I&GN RR., CO. | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-0476 | SURVEY #67, BLOCK G&M, CERT. #58, I&GN RR. CO. | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-1537 | SURVEY #6, BLOCK G&M | 640.0000 | 240.0000 | | 65% | 156.0000 |
| | | | | | | | 38% | 153-A-1605 | SW4 SURVEY #4, BLOCK D-3 | 160.0000 | 60.0000 | | 65% | 39.0000 |
| | | | | | | | 38% | 153-A-1605 | N2 SURVEY #4, BLOCK D-3 | 320.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 38% | 153-A-1605 | SE4 SURVEY #4, BLOCK D-3 | 160.0000 | 60.0000 | | 65% | 39.0000 |
| | | | | | | | 38% | 153-A-1740 | SURVEY #58, BLOCK G&M, CERT. #1/108, GC&SF RR ( | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-1741 | E 3/4 SURVEY #70, BLOCK G&M, GC&SF RR CO. | 319.4000 | 119.7750 | | 75% | 89.8313 |
| | | | | | | | 38% | 153-A-1763 | W2 SURVEY #18, BLOCK G&M | 320.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 38% | 153-A-1821 | SURVEY #54, BLOCK G&M | 113.0000 | 42.3750 | | 75% | 31.7813 |
| | | | | | | | 38% | 153-A-1912 | SURVEY #16, BLOCK G&M | 640.0000 | 240.0000 | | 65% | 156.0000 |
| | | | | | | | 38% | 153-A-1960 | SURVEY #112, BLOCK G&M | 320.0000 | 120.0000 | | 75% | 90.0000 |
| | | | | | | | 38% | 153-A-1962 | SURVEY #30, BLOCK G&M | 640.0000 | 240.0000 | | 75% | 180.0000 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 38% | 153-A-2016 | SURVEY #52, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 320.0000 | 120.0000 | | 75% | 90.0000 |
| | | | | | | | 38% | 153-A-2019 | SURVEY #60, BLOCK G&M | 640.0000 | 240.0000 | | 75% | 180.0000 |
| | | | | | | | 38% | 153-A-2024 | E2 SURVEY #4, BLOCK G&M | 320.0000 | 120.0000 | | 65% | 78.0000 |
| 301-154 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/579 | .160000000 | 26% | 153-A-0144 | SURVEY #7, BLOCK D-3, BS&F | 220.0000 | 57.7500 | 3,816.3565 | 65% | 37.5375 |
| | | | | | | | 53% | 153-A-0145 | N2 SURVEY #5, BLOCK D-3, BS&F, RY. CO. | 320.0000 | 168.0000 | | 65% | 109.2000 |
| | | | | | | | 26% | 153-A-0145 | S2 SURVEY #5, BLOCK D-3, BS&F | 320.0000 | 84.0000 | | 65% | 54.6000 |
| | | | | | | | 26% | 153-A-0148 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 220.0000 | 57.7500 | | 65% | 37.5375 |
| | | | | | | | 53% | 153-A-1321 | SURVEY #8, BLOCK D-3, BS&F | 640.0000 | 336.0000 | | 65% | 218.4000 |
| | | | | | | | 53% | 153-A-1513 | SURVEY #6, BLOCK D-3, BS&F | 220.0000 | 115.5000 | | 65% | 75.0750 |
| | | | | | | | 53% | 153-A-2515 | SURVEY #9, BLOCK G&M, GC&SF RY. CO. | 220.0000 | 115.5000 | | 65% | 75.0750 |
| | | | | | | | 53% | 345-A-0291 | SURVEY #13, BLOCK G&M, GC&SF RY.CO. | 640.0000 | 336.0000 | | 65% | 218.4000 |
| | | | | | | | 53% | 345-A-0292 | SURVEY #11, BLOCK G&M, GC&SF RY. CO. | 640.0000 | 336.0000 | | 65% | 218.4000 |
| | | | | | | | 53% | 345-A-0295 | SURVEY #9, BLOCK G&M, GC&SF RY. CO. | 420.0000 | 220.5000 | | 65% | 143.3250 |
| | | | | | | | 26% | 345-A-0444 | SURVEY #27, BLOCK GP, CHARLES GOODNIGHT | 666.0000 | 174.8250 | | 65% | 113.6363 |
| | | | | | | | 26% | 345-A-0445 | SURVEY #29, BLOCK GP, CHARLES GOODNIGHT | 446.0000 | 117.0750 | | 65% | 76.0988 |
| | | | | | | | 26% | 345-A-0678 | SURVEY #28, BLOCK GP, CHARLES GOODNIGHT | 727.9000 | 191.0738 | | 65% | 124.1980 |
| | | | | | | | 26% | 345-A-0846 | SURVEY #7, BLOCK D-3, BS&F | 420.0000 | 110.2500 | | 65% | 71.6625 |
| | | | | | | | 26% | 345-A-0847 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 91.5000 | 24.0188 | | 65% | 15.6122 |
| | | | | | | | 26% | 345-A-0847 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 328.5000 | 86.2313 | | 65% | 56.0503 |
| | | | | | | | 53% | 345-A-1184 | SURVEY #6, BLOCK D-3, BS&F | 420.0000 | 220.5000 | | 65% | 143.3250 |
| | | | | | | | 53% | 345-A-1186 | SURVEY #10, BLOCK G&M, GC&SF RY. CO. | 640.0000 | 336.0000 | | 65% | 218.4000 |
| | | | | | | | 53% | 345-A-1187 | SURVEY #12, BLOCK G&M, GC&SF RY. CO. | 640.0000 | 336.0000 | | 65% | 218.4000 |
| | | | | | | | 26% | 345-A-1225 | SURVEY #18, BLOCK D-3, BS&F | 640.0000 | 168.0000 | | 65% | 109.2000 |
| | | | | | | | 53% | 345-A-1644 | SURVEY #4, BLOCK H.F., I.F. FISH | 290.0000 | 152.2500 | | 65% | 98.9625 |
| | | | | | | | 53% | 345-A-1651 | PART OF SURVEY #2, BLOCK HF, J.P. HART GRANTEE | 7.8000 | 4.0950 | | 65% | 2.6618 |
| | | | | | | | 26% | 345-A-1651 | SURVEY #2, J.P. HART | 103.9000 | 27.2738 | | 65% | 17.7280 |
| | | | | | | | 26% | 345-A-1657 | SURVEY #3, J.W. MILLER | 145.6000 | 38.2200 | | 65% | 24.8430 |
| | | | | | | | 26% | 345-A-1813 | SURVEY #7, BLOCK HF, J.M. JACKSON | 13.5000 | 3.5438 | | | |
| 301-155 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/12/03 | 11/14/06 | 34/106 | .160000000 | 75% | 345-A-0247 | SURVEY #3, BLOCK G-P, C&M RY. CO., CERT #167 | 640.0000 | 480.0000 | 4,678.9500 | 65% | 312.0000 |
| | | | | | | | 75% | 345-A-0251 | SURVEY #11, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 75% | 360.0000 |
| | | | | | | | 75% | 345-A-0252 | SURVEY #13, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 65% | 312.0000 |
| | | | | | | | 75% | 345-A-0438 | SURVEY #19, BLOCK G-P, C&M RY. CO. | 682.2000 | 511.6500 | | 65% | 332.5725 |
| | | | | | | | 75% | 345-A-1041 | W 3/4 OF SURVEY #14, BLOCK G-P, C&M RY. CO. | 480.0000 | 360.0000 | | 65% | 234.0000 |
| | | | | | | | 75% | 345-A-1158 | E 1/4 SURVEY #14, BLOCK G-P, C&M RR. CO. | 160.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 75% | 345-A-1159 | SURVEY #18, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 65% | 312.0000 |
| | | | | | | | 75% | 345-A-1160 | SURVEY #12, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 75% | 360.0000 |
| | | | | | | | 75% | 345-A-1164 | SURVEY #10, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 65% | 312.0000 |
| | | | | | | | 75% | 345-A-1411 | SURVEY #4, BLOCK G-P, C&M RY. CO. | 640.0000 | 480.0000 | | 75% | 360.0000 |
| | | | | | | | 75% | 345-A-1475 | SECTION 62, BLOCK T, ARNOLD & BARRETT SURVEY | 220.0000 | 165.0000 | | 65% | 107.2500 |
| | | | | | | | 75% | 345-A-1656 | MIDDLE PART SURVEY #6, BLOCK HF, J.W. MILLER | 124.9000 | 93.6750 | | 65% | 60.8888 |
| | | | | | | | 75% | 345-A-1729 | SURVEY #17, BLOCK G-P, C&M RY. CO. | 91.5000 | 68.6250 | | 75% | 51.4688 |
| 301-164 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/14/01 | 11/14/06 | 33/701 | .160000000 | 100% | 345-A-0246 | SECTION #1, C&M RR. CO. | 640.0000 | 640.0000 | 1,280.0000 | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1161 | SECTION #2, H&GN RR. CO. | 640.0000 | 640.0000 | | 65% | 416.0000 |
| 301-165 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 06/23/03 | 06/23/06 | 33/889 | .160000000 | 100% | 345-A-0249 | SECTION #7, C&M RR. CO. | 640.0000 | 640.0000 | 640.0000 | 65% | 416.0000 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-166 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/12/03 | 11/12/06 | 5/630 | .160000000 | 25% | 153-A-0437 | E2 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 320.0000 | 80.0000 | 240.0000 | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0437 | NW4 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 160.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0437 | SW4 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 160.0000 | 80.0000 | | 65% | 52.0000 |
| 301-167 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/609 | .160000000 | 20% | 153-A-0387 | SURVEY #43, BLOCK G&M, CERT. #101 | 315.7000 | 63.1400 | 336.2900 | 75% | 252.2175 |
| | | | | | | | 20% | 153-A-0439 | SURVEY #31, BLOCK G&M, CERT. #1/100 | 645.7500 | 129.1500 | | | |
| | | | | | | | 20% | 153-A-1676 | SURVEY #44, BLOCK G&M. CERT. #101, D&SE RR. CO. | 320.0000 | 64.0000 | | | |
| | | | | | | | 100% | 153-A-1764 | SW4 SECTION 20, BLOCK G&M, CERT. #1/94 | 80.0000 | 80.0000 | | | |
| 301-168 | ESTATE OF D.M. COGDELL, JR. | LEGACY EXPLORATION LLC | 11/12/03 | 11/12/06 | 34/51 | .160000000 | 100% | 345-A-0009 | E SIDE SURVEY #55, CERT. #87, A&B, BLOCK T | 430.0300 | 430.0300 | 11,583.3300 | 65% | 279.5195 |
| | | | | | | | 50% | 345-A-0009 | W PART SURVEY #55, A&B, BLOCK T, CERT. #87 | 209.7000 | 104.8500 | | 65% | 68.1525 |
| | | | | | | | 100% | 345-A-0010 | SURVEY #53, CERT.#85, A&B, BLOCK T | 599.4000 | 599.4000 | | 65% | 389.6100 |
| | | | | | | | 100% | 345-A-0011 | SURVEY #51, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0012 | SURVEY #57, CERT. #88, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0014 | SURVEY #63, CERT. #91, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0015 | SURVEY #65, CERT. #92, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0016 | SURVEY #59, CERT. #93, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0250 | SURVEY #9, C&M RY. CO., BLOCK G-P | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-0253 | SURVEY #15, BLOCK G-P, C&M RY. CO. | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1051 | SURVEY #56, CERT. #87, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1056 | SURVEY #58, CERT. #88, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1157 | SURVEY #64, CERT. #91, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1162 | SURVEY #16, C&M RY. CO., BLOCK G-P | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1163 | SURVEY #8, C&M RY. CO., BLOCK G-P | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1165 | SURVEY #2, C&M RY. CO., BLOCK G-P | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1223 | SURVEY #54, CERT. #86, A&B, BLOCK T | 78.1000 | 78.1000 | | 65% | 50.7650 |
| | | | | | | | 100% | 345-A-1224 | SURVEY #66, CERT. #92, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1295 | SURVEY #50, CERT. #84, A&B, BLOCK T | 635.0000 | 635.0000 | | 65% | 412.7500 |
| | | | | | | | 100% | 345-A-1478 | SURVEY #52, CERT. #85, A&B, BLOCK T | 640.0000 | 640.0000 | | 65% | 416.0000 |
| | | | | | | | 100% | 345-A-1651 | E PART SURVEY #2, BLOCK H-F, J.P. HART | 95.3000 | 95.3000 | | 65% | 61.9450 |
| | | | | | | | 100% | 345-A-1656 | N PART SURVEY #6, BLOCK H-P, J.W. MILLER | 35.0000 | 35.0000 | | 65% | 22.7500 |
| | | | | | | | 100% | 345-A-1726 | SE PART SECTION 44, BLOCK T, BS&F, CERT. #1153 | 5.6500 | 5.6500 | | | |
| 301-163 | ESTATE OF HANNAH KEETER OVERSTREET | VINTAGE PETROLEUM, INC. | 07/21/04 | 07/21/09 | | .140000000 | 13% | 153-A-0315 | SECTION #71, BLOCK D-3, EL&RR RR. CO., CERT. #773 | 640.0000 | 80.0000 | 1,918.4500 | 65% | 52.0000 |
| | | | | | | | 13% | 153-A-0316 | SURVEY #67, BLOCK D-3, EL&RR RR. CO., CERT. #71 | 640.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0317 | E2 SURVEY #69, BLOCK D-3, EL&RR RR. CO. | 320.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-1041 | SURVEY #22, BLOCK G-P, SF 17219, CHARLES GOODNI | 675.4000 | 337.7000 | | 65% | 219.5050 |
| | | | | | | | 50% | 153-A-1043 | SURVEY #23, BLOCK G-P, SF 17240, CHARLES GOODNI | 49.7600 | 24.8800 | | 75% | 18.6600 |
| | | | | | | | 50% | 153-A-1144 | F.E. TURNER SURVEY | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-1311 | W.J. DRACE SURVEY | 52.7000 | 26.3500 | | 75% | 19.7625 |
| | | | | | | | 50% | 153-A-1312 | J.P. DRACE SURVEY | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 25% | 153-A-1645 | SECTION #68, BLOCK D-3, EL&RR RR. CO., CERT. #771 | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1646 | SURVEY #70, BLOCK D-3,EL&RR RR. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1679 | SURVEY #66, BLOCK D-3, CERT. #1021 | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1681 | SECTION #14, BLOCK D-3, CERT. 1/726, BS&F | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1828 | SECTION #72, BLOCK D-3, EL&RR RR. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 50% | 153-A-2144 | J.P. DRACE SURVEY #363, SF 3195 | 162.4000 | 81.2000 | | 75% | 60.9000 |
| | | | | | | | 50% | 153-A-2145 | J.P. DRACE SURVEY #402, SF 5976 | 14.8000 | 7.4000 | | 75% | 5.5500 |
| | | | | | | | 50% | 153-A-2189 | R.H. BROOKS SURVEY #225, SF 432 | 162.0000 | 81.0000 | | 75% | 60.7500 |
| | | | | | | | 50% | 153-A-2197 | R.H. BROOKS SURVEY #251, SF 433 | 59.1000 | 29.5500 | | 75% | 22.1625 |
| | | | | | | | 50% | 153-A-2391 | J.M. JACKSON SURVEY, SF 11171 | 97.0000 | 48.5000 | | 65% | 31.5250 |
| | | | | | | | 50% | 153-A-2652 | JOHN F. LEWIS SURVEY #425, SF 15303 | 3.7400 | 1.8700 | | 75% | 1.4025 |
| 301-248 | ESTATE OF LON M. DAVIS, JR., DECEASED | VINTAGE PETROLEUM, INC. | 07/06/05 | 07/06/08 | 20/569 | .187500000 | 50% | 153-A-0277 | SW PART SECTION 19, BLOCK G | 250.0000 | 125.0000 | 522.4000 | 75% | 391.8000 |
| | | | | | | | 50% | 153-A-0324 | ALL SURVEY 95, BLOCK D-3 | 612.1000 | 306.0500 | | | |
| | | | | | | | 50% | 153-A-1794 | ALL SECTION 110, BLOCK D-3 | 182.7000 | 91.3500 | | | |
| 301-153-2 | ESTATE OF WILLIAM MUNSEY COGDELL | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/653 | .160000000 | 50% | 153-A-0203 | N2 SURVEY #3, BLOCK D-2, GC&SF RR. CO. | 320.0000 | 160.0000 | 6,429.5600 | 75% | 120.0000 |
| | | | | | | | 50% | 153-A-0203 | SW4 SURVEY #3, BLOCK D-2, GC&SF RR. CO. | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-0298 | N2 SURVEY #3, BLOCK D-3 | 320.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-0389 | SURVEY #227, BLOCK G&M, CERT. #200, D&SF RR. CO | 269.5200 | 134.7600 | | 75% | 101.0700 |
| | | | | | | | 50% | 153-A-0432 | SURVEY #17, BLOCK G&M | 634.7000 | 317.3500 | | 65% | 206.2775 |
| | | | | | | | 50% | 153-A-0433 | SURVEY #7, BLOCK G&M | 640.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 25% | 153-A-0434 | SURVEY #5, BLOCK G&M, CERT. #1/87, GC&SF RR. CO | 634.0000 | 158.5000 | | 65% | 103.0250 |
| | | | | | | | 50% | 153-A-0436 | SURVEY #59, BLOCK G&M, CERT. #1/109, GC&SF RR.C | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-0440 | SURVEY #29, BLOCK G&M, CERT. #1/99 | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-0445 | SURVEY #51, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 325.5000 | 162.7500 | | 75% | 122.0625 |
| | | | | | | | 50% | 153-A-0448 | SURVEY #49, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 320.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 50% | 153-A-0464 | SURVEY #57, BLOCK G&M, CERT. #1/108, GC&SF RR. ( | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-0465 | NE4 SURVEY #69, BLOCK G&M, CERT. #1/112, GC&SF | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-0471 | SURVEY #1, BLOCK G&M, GC&SF RR. CO. | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-0475 | SURVEY #56, BLOCK G&M, CERT. #66, I&GN RR., CO. | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-0476 | SURVEY #67, BLOCK G&M, CERT. #58, I&GN RR. CO. | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-1537 | SURVEY #6, BLOCK G&M | 640.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 50% | 153-A-1605 | SW4 SURVEY #4, BLOCK D-3 | 160.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-1605 | N2 SURVEY #4, BLOCK D-3 | 320.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-1605 | SE4 SURVEY #4, BLOCK D-3 | 160.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-1740 | SURVEY #58, BLOCK G&M, CERT. #1/108, GC&SF RR. ( | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-1741 | E 3/4 SURVEY #70, BLOCK G&M, GC&SF RR. CO. | 319.4000 | 159.7000 | | 75% | 119.7750 |
| | | | | | | | 50% | 153-A-1763 | W2 SURVEY #18, BLOCK G&M | 320.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-1821 | SURVEY #54, BLOCK G&M | 113.0000 | 56.5000 | | 75% | 42.3750 |
| | | | | | | | 50% | 153-A-1912 | SURVEY #16, BLOCK G&M | 640.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 50% | 153-A-1960 | SURVEY #112, BLOCK G&M | 320.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 50% | 153-A-1962 | SURVEY #30, BLOCK G&M | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-2016 | SURVEY #52, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 320.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 50% | 153-A-2019 | SURVEY #60, BLOCK G&M | 640.0000 | 320.0000 | | 75% | 240.0000 |
| | | | | | | | 50% | 153-A-2024 | E2 SURVEY #4, BLOCK G&M | 320.0000 | 160.0000 | | 65% | 104.0000 |
| 301-166-1 | ESTATE OF WILLIAM MUNSEY COGDELL | LEGACY EXPLORATION LLC | 11/12/03 | 11/12/06 | 5/630 | .160000000 | 25% | 153-A-0437 | E2 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 320.0000 | 80.0000 | 240.0000 | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0437 | NW4 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 160.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0437 | SW4 SURVEY #19, BLOCK G&M, GC&SF RR. CO. | 160.0000 | 80.0000 | | 65% | 52.0000 |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-143 | FORTENBERRY, IMOGENE LOVE | MTT, L.P. LTD. PARTNERSHIP | 05/17/04 | 05/18/09 | 9/20 | .125000000 | 100% | 153-A-0323 | NE4 SURVEY #91, BLOCK D-3, CERT. #105, E.L. RR.CO. | 160.0000 | 160.0000 | 246.7300 | 75% | 185.0475 |
| | | | | | | | 100% | 153-A-1745 | NE PART SURVEY #34, BLOCK D-3, E.L. RR. CO. | 58.7500 | 58.7500 | | | |
| | | | | | | | 100% | 153-A-1745 | E2 TRACT 4, SURVEY #34, BLOCK D-3, E.L. RR. CO. | 27.9800 | 27.9800 | | | |
| 301-218 | FOY CANNADY MEREDITH FAMILY TRUST | VINTAGE PETROLEUM, INC. | 03/30/05 | 03/30/10 | 0019/0207 | .125000000 | 13% | 153-A-1790 | SURVEY #8, BLOCK 1, H&GN | 640.0000 | 80.0000 | 80.0000 | 75% | 60.0000 |
| 301-109 | GIESECKE, PENNY MUNCY | VINTAGE PETROLEUM, INC. | 07/20/04 | 07/20/09 | 10/306 | .125000000 | 50% | 153-A-0115 | SURVEY #63, BLOCK G | 47.5000 | 23.7500 | 111.7000 | 75% | 83.7750 |
| | | | | | | | 50% | 153-A-1588 | W2 SURVEY #80, BLOCK G | 175.9000 | 87.9500 | | | |
| 301-134 | GILLY, CARL LEE | MTT, L.P. LTD. PARTNERSHIP | 05/14/04 | 05/14/09 | 8/855 | .125000000 | 100% | 153-A-1717 | W2 S4 SURVEY #16, BLOCK D-2 GC&SF RY. CO. | 80.0000 | 80.0000 | 840.0000 | 75% | 60.0000 |
| | | | | | | | 100% | 153-A-1717 | E2 E2 N4 SURVEY #16, BOOCL D-2, GC&SF RR. CO. | 40.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 100% | 153-A-1717 | W 3/4 SW4 SURVEY #16, BLOCK D-2, CERT. #4/593 | 120.0000 | 120.0000 | | 75% | 90.0000 |
| | | | | | | | 100% | 153-A-1717 | E 40 AC NW4 NE4 SURVEY #15, BLOCK D-2, GC&SF RR | 160.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 100% | 153-A-2250 | E2 SURVEY #18, BLOCK G-M, G.C.&S.F RY. CO. | 320.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 100% | 153-A-2544 | E2 E2 SW4 SURVEY #16, BLOCK D-2, GC&SF RY. CO. | 40.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 100% | 153-A-2544 | E2 SE4 SURVEY #16, BLOCK D-2, GC&SF RR. CO. | 80.0000 | 80.0000 | | 75% | 60.0000 |
| 301-249 | GRAHAM, OPAL K. | VINTAGE PETROLEUM, INC. | 06/30/05 | 06/30/08 | 20/615 | .187500000 | 100% | 153-A-0013 | SURVEY 35, BLOCK T, BS&F | 320.0000 | 320.0000 | 1,753.9400 | 75% | 1315.4550 |
| | | | | | | | 100% | 153-A-0039 | ALL SURVEY 97, BLOCK 1 | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 153-A-0078 | S2 SURVEY 9, BLOCK 1, B&B | 320.0000 | 320.0000 | | | |
| | | | | | | | 50% | 153-A-1611 | ALL SURVEY 90, BLOCK 1, AB&M | 627.8800 | 313.9400 | | | |
| | | | | | | | 100% | 153-A-2134 | SE4 SURVEY 10, BLOCK 1, A&B | 160.0000 | 160.0000 | | | |
| 301-233 | GRAVES, FRANCES PRATT | VINTAGE PETROLEUM, INC. | 06/13/05 | 06/13/08 | 0019/0195 | .187500000 | 33% | 153-A-0030 | SW4 SURVEY #43, BLOCK 1, AB&M | 160.0000 | 53.3334 | 340.3330 | 75% | 255.2498 |
| | | | | | | | 33% | 153-A-0035 | E2 SURVEY #55, BLOCK #1, AB&M | 320.0000 | 106.6667 | | | |
| | | | | | | | 33% | 153-A-2094 | E2W2 SURVEY #268, J.A. SPARKS | 150.5000 | 50.1667 | | | |
| | | | | | | | 33% | 153-A-2094 | W2E2 SURVEY #268, J.A. SPARKS | 150.5000 | 50.0000 | | | |
| | | | | | | | 33% | 153-A-2094 | NE PART E2 SURVEY #268 J.A. SPARKS | 80.0000 | 26.6667 | | | |
| | | | | | | | 33% | 153-A-2204 | NE4 SURVEY #54, BLOCK 1, AB&M | 160.0000 | 53.3334 | | | |
| 301-118 | GREER, BART | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/658 | .125000000 | 33% | 153-A-0067 | SURVEY #81, BLOCK 1, A.B.&M., CERT. #1472 | 632.9090 | 210.9696 | 757.4690 | 75% | 568.1018 |
| | | | | | | | 100% | 153-A-0122 | S2 SURVEY #1, AB&M | 200.0000 | 200.0000 | | | |
| | | | | | | | 25% | 153-A-0425 | NW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 40.0000 | | | |
| | | | | | | | 25% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 64.0000 | 16.0000 | | | |
| | | | | | | | 100% | 153-A-1733 | N2 SURVEY #2, CERT. #423, T.T.RY.CO. | 290.5000 | 290.5000 | | | |
| 301-182-2 | GREER, BART | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/579 | .125000000 | 25% | 153-A-1973 | W2 SURVEY #34, GWT&P RY. CO. | 320.0000 | 80.0000 | 89.4690 | 75% | 67.1018 |
| | | | | | | | 23% | 153-A-2573 | J.C. GAITHER SURVEY #412, S.F. 13055 | 40.4000 | 9.4691 | | | |
| 301-184 | GREER, BART | VINTAGE PETROLEUM, INC. | 09/07/04 | 09/07/09 | 34/804 | .125000000 | 100% | 345-A-0070 | W2 SURVEY #35, JOHN GIBSON | 334.5300 | 334.5300 | 334.5300 | 75% | 250.8975 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-125 | GRUNDY, BEN | MTT, L.P. LTD. PARTNERSHIP | 03/12/04 | 03/12/09 | 34/239 | .125000000 | 100% | 345-A-0344 | SE PART NE4 N HWY 62/70, W HWY 70, SURVEY #7, INI | 57.5000 | 57.5000 | 111.0000 | 75% | 83.2500 |
| | | | | | | | 100% | 345-A-1473 | N PART NW4 SURVEY #38 | 53.5000 | 53.5000 | | | |
| 301-126 | GRUNDY, BEN C. | MTT, L.P. LTD. PARTNERSHIP | 03/12/04 | 03/12/09 | 34/241 | .125000000 | 100% | 345-A- | LOTS 6-8 & 1-3, WHITEFLAT | 2.0000 | 2.0000 | 1,091.0300 | 75% | 818.2725 |
| | | | | | | | 100% | 345-A- | LOT 344, SURVEY #7, JAS DALZIEL, IND. RR CO. | 1.0000 | 1.0000 | | | |
| | | | | | | | 100% | 345-A-0033 | W PART SURVEY #27, BS&F | 278.1000 | 278.1000 | | | |
| | | | | | | | 100% | 345-A-0035 | NW PART NE4 SURVEY #31, BS&F | 10.0000 | 10.0000 | | | |
| | | | | | | | 100% | 345-A-1195 | W PART SURVEY #1195, W.W. HARRIS | 36.2000 | 36.2000 | | | |
| | | | | | | | 100% | 345-A-1422 | N PART SE4 SURVEY #44, BS&F | 72.0000 | 72.0000 | | | |
| | | | | | | | 100% | 345-A-1718 | SURVEY #30, BS&F, BLOCK T | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-1724 | NE PART SW SURVEY #44, BS&F, BLOCK T | 23.4300 | 23.4300 | | | |
| | | | | | | | 100% | 345-A-1812 | SW CORNER SURVEY #95, W.W. GRAHAM | 28.3000 | 28.3000 | | | |
| 301-122 | GUFFEE, CLARENCE EDWIN | MTT, L.P. LTD. PARTNERSHIP | 06/07/04 | 06/07/09 | 10/429 | .125000000 | 100% | 153-A-0049 | W2 SURVEY #27, BLOCK 1, AB&M, CERT. #1248 | 320.0000 | 320.0000 | 320.0000 | 75% | 240.0000 |
| 301-123 | GUFFEE, CLARENCE EDWIN | MTT, L.P. LTD. PARTNERSHIP | 06/07/04 | 06/07/09 | 10/432 | .125000000 | 100% | 153-A-0029 | E2 SURVEY #41, BLOCK 1, AB&M, CERT. #1228 | 320.0000 | 320.0000 | 400.0000 | 75% | 300.0000 |
| | | | | | | | 100% | 153-A-2458 | N5/8 W2 NW4 SURVEY #26, BLOCK 1, AB&M | 50.0000 | 50.0000 | | | |
| | | | | | | | 100% | 153-A-2458 | S3/8 W2 NW4 SURVEY #26, BLOCK 1, AB&M, CERT. #1: | 30.0000 | 30.0000 | | | |
| 301-124 | GUFFEE, CLARENCE EDWIN | MTT, L.P. LTD. PARTNERSHIP | 06/07/04 | 06/07/09 | 10/435 | .125000000 | 100% | 153-A- | N PART SURVEY #104, BLOCK D-3, D&P RY. CO. | 221.0000 | 221.0000 | 221.0000 | 75% | 165.7500 |
| 301-140 | GWINN, JAMES | MTT, L.P. LTD. PARTNERSHIP | 03/23/04 | 03/23/09 | 34/528 | .125000000 | 100% | 345-A-1820 | NE4 SURVEY #44, BLOCK T, BS&F | 160.0000 | 160.0000 | 440.0000 | 75% | 330.0000 |
| | | | | | | | 75% | 345-A-1840 | NE4 SURVEY #20, BLOCK T, BS&F | 160.0000 | 120.0000 | | | |
| | | | | | | | 100% | 345-A-1843 | SE4 SURVEY #20, BLOCK T, BS&F | 160.0000 | 160.0000 | | | |
| 301-101 | HAL VANCE & BETTY JEAN CAMPBELL LIVING TRUST | MTT, L.P. | 09/29/03 | 09/29/08 | 34/248 | .125000000 | 100% | 345-A-0223 | W2W2 SURVEY #49, BLOCK J, CERT. #1/346, B.S. & F. | 160.0000 | 160.0000 | 3,260.1700 | 75% | 2445.1275 |
| | | | | | | | 100% | 345-A-0238 | SURVEY #9, BLOCK J, CCSD & RRGNG RR. CO. | 38.0000 | 38.0000 | | | |
| | | | | | | | 100% | 345-A-0239 | SURVEY #3 & #7, BLOCK J, C.U. CONN. | 11.5000 | 11.5000 | | | |
| | | | | | | | 100% | 345-A-0389 | SURVEY #3 & #7, BLOCK J, C.U. CONN. | 141.7000 | 141.7000 | | | |
| | | | | | | | 100% | 345-A-0499 | S PART SURVEY #64, BLOCK M, MATADOR CATTLE C | 46.6000 | 46.6000 | | | |
| | | | | | | | 100% | 345-A-0548 | SURVEY #85, BLOCK M, MATADOR CATTLE CO. | 270.0000 | 270.0000 | | | |
| | | | | | | | 100% | 345-A-0548 | SURVEY #85, BLOCK M, MATADOR CATTLE CO. | 7.5100 | 7.5100 | | | |
| | | | | | | | 100% | 345-A-0549 | SURVEY #86, BLOCK M, MATADOR CATTLE CO. | 139.1900 | 139.1900 | | | |
| | | | | | | | 100% | 345-A-0580 | SW PART SURVEY #63, BLOCK M, MATADOR CATTLE | 165.2000 | 165.2000 | | | |
| | | | | | | | 100% | 345-A-0684 | 320AC. N2,S 100AC, N 200AC S/2 SURVEY #11 BLOCK 1 | 463.0000 | 463.0000 | | | |
| | | | | | | | 100% | 345-A-0859 | SURVEY #26, H.H. CAMPBELL | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1033 | SURVEY #60, EFFIE L. BUTLER | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1035 | W/4 SURVEY #48, BLOCK J, CERT. #100, A.B. & M. | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1097 | PART NE SURVEY #10, CERT. #4/571, H.&G.N.RR CO. | 87.0000 | 87.0000 | | | |
| | | | | | | | 100% | 345-A-1099 | PT E OF SURVEY #12, BLOCK 1, CERT. #371, A.B.&M | 451.8800 | 451.8800 | | | |
| | | | | | | | 100% | 345-A-1250 | SURVEY #135, F.E. MCGAUGHEY, ORIGINAL GRANTEI | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1337 | SURVEY #10, BLOCK J., CCSD & RGNG RR. CO. | 10.0000 | 10.0000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 100% | 345-A-1502 | SURVEY #3 & #7, BLOCK 1, C.U. CONN. | 4.5500 | 4.5500 | | | |
| | | | | | | | 100% | 345-A-1522 | SURVEY #3, BLOCK HHC, H.H. CAMPBELL | 77.5000 | 77.5000 | | | |
| | | | | | | | 100% | 345-A-1569 | N PART SURVEY #1, BLOCK HHC, SF 2212,H.H. CAMPB | 179.0000 | 179.0000 | | | |
| | | | | | | | 100% | 345-A-1569 | E PT MIDDLE SURVEY #1,BLOCK HHC,SF 2212,H.H.CA | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 345-A-1569 | W SIDE MIDDLE 357.54AC SURVEY #1,BLOCK HHC,SF | 37.5400 | 37.5400 | | | |
| | | | | | | | 100% | 345-A-550 | SURVEY #84, BLOCK M, MATADOR CATTLE CO. | 10.0000 | 10.0000 | | | |
| 301-127 | HAL VANCE & BETTY JEAN CAMPBELL LIVING TRUST | MTT, L.P. LTD. PARTNERSHIP | 09/29/03 | 09/29/08 | 7/299 | .125000000 | 100% | 153-A-0001 | W SIDE SURVEY #11, BLOCK 1, AB&M, CERT. #317 | 177.0000 | 177.0000 | 1,990.3700 | 75% | 1492.7775 |
| | | | | | | | 100% | 153-A-0094 | E PART SURVEY #3, BLOCK 1, HG&N RR. CO. | 266.0000 | 266.0000 | | | |
| | | | | | | | 100% | 153-A-0094 | NE PART SURVEY #3, BLOCK 1, CERT. #4/576, HG&N R | 71.0000 | 71.0000 | | | |
| | | | | | | | 100% | 153-A-0094 | NW PART SURVEY #3, BLOCK 1 H&GN RR., CERT. #4/5 | 76.1400 | 76.1400 | | | |
| | | | | | | | 100% | 153-A-0094 | SW PART SURVEY #3, BLOCK 1, H&GN RR., CERT. #4/5 | 88.5600 | 88.5600 | | | |
| | | | | | | | 100% | 153-A-1403 | W PART SURVEY #12, BLOCK 1, CERT. #371, AB&M | 177.0000 | 177.0000 | | | |
| | | | | | | | 100% | 153-A-1719 | NW PART SURVEY #4, BLOCK 1, H&GN RR. CO. | 136.9200 | 136.9200 | | | |
| | | | | | | | 100% | 153-A-1719 | N PART SURVEY #4, BLOCK 1, HG&N RR. CO. | 338.8200 | 338.8200 | | | |
| | | | | | | | 100% | 153-A-1818 | N2 SURVEY #6, BLOCK 1, H&GN RR. CO., CERT. #3/566 | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-2012 | S PART SURVEY #2, BLOCK 1, CERT. #4/578 | 190.9300 | 190.9300 | | | |
| | | | | | | | 100% | 153-A-2327 | SW4 SURVEY #122, BLOCK 1, BS&F, CERT. #1/289 | 148.0000 | 148.0000 | | | |
| 301-178 | HAMMONDS, ILA MAE | VINTAGE PETROLEUM, INC. | 09/21/04 | 09/21/09 | 11/601 | .125000000 | 100% | 153-A-0011 | SURVEY #49, BLOCK #1, AB&M | 640.0000 | 640.0000 | 1,179.9500 | 75% | 884.9625 |
| | | | | | | | 100% | 153-A-0040 | SE4 SURVEY #95, BLOCK 1, AB&M | 159.9500 | 159.9500 | | | |
| | | | | | | | 100% | 153-A-1675 | NE2 NW4 SURVEY #118, BLOCK #1, AB&M | 60.0000 | 60.0000 | | | |
| | | | | | | | 100% | 153-A-1863 | S2 SURVEY #96, BLOCK 1, AB&M | 320.0000 | 320.0000 | | | |
| 301-179 | HAMMONDS, MICKEY DOT | VINTAGE PETROLEUM, INC. | 09/21/04 | 09/21/09 | 11/605 | .125000000 | 50% | 153-A-0052 | NE4 SURVEY #21, BLOCK #1, AB&M | 160.0000 | 80.0000 | 879.4000 | 75% | 659.5500 |
| | | | | | | | 100% | 153-A-0373 | W2 SURVEY #15, BLOCK P | 148.4000 | 148.4000 | | | |
| | | | | | | | 100% | 153-A-0424 | SWC SURVEY #59, BLOCK G | 92.0000 | 92.0000 | | | |
| | | | | | | | 100% | 153-A-0718 | NW4 SURVEY #898, BLOCK #1, AB&M | 77.0000 | 77.0000 | | | |
| | | | | | | | 100% | 153-A-1675 | SE4 SURVEY #118, BLOCK #1, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 25% | 153-A-1870 | W2 E2 SURVEY #68, BLOCK #1, AB&M | 100.0000 | 25.0000 | | | |
| | | | | | | | 100% | 153-A-2312 | E2 SURVEY #78, BLOCK #1, AB&M | 117.0000 | 117.0000 | | | |
| | | | | | | | 100% | 153-A-2339 | NE4, N 20 ACRES NE2 NW4 SURVEY 118, BLOCK #1, AI | 180.0000 | 180.0000 | | | |
| 301-114 | HARDIN, ROBERTA | VINTAGE PETROLEUM, INC. | 07/09/04 | 07/09/09 | 10/258 | .125000000 | 50% | 153-A-2011 | SURVEY #34, BLOCK 1, A.B.&M. | 207.9930 | 103.9965 | 103.9965 | 75% | 77.9974 |
| 301-180 | HARDIN, ROBERTA | VINTAGE PETROLEUM, INC. | 05/18/04 | 09/21/09 | 9/219 | .125000000 | 100% | 153-A-0213 | E PART OF W 321 AC OF SURVEY #19, BLOCK D-1, GC& | 160.5000 | 160.5000 | 812.0800 | 75% | 609.0600 |
| | | | | | | | 100% | 153-A-1569 | S2 SURVEY #102, BLOCK D-3, CERT. #86, D&P RY. CO. | 330.5000 | 330.5000 | | | |
| | | | | | | | 100% | 153-A-1841 | S2 SURVEY #32, BLOCK D-1, GC&SF RR. CO. | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1924 | NW PART SURVEY #118, BLOCK D-3, D&P. RY. CO. | 1.0800 | 1.0800 | | | |
| 301-149 | HAROLD H. & GRACE B CAMPBELL LIVING TRUST | MTT, L.P. LTD. PARTNERSHIP | 04/28/04 | 04/28/09 | 34/581 | .125000000 | 100% | 345-A- | SURVEY #S 40,41,42&50, BLOCK M, MATADOR CATTL | 406.4900 | 406.4900 | 6,998.4200 | 75% | 5248.8150 |
| | | | | | | | 100% | 345-A-0219 | SURVEY #47, BLOCK J, CERT. #800, AB&M | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-0223 | E2 E2 NW4 SURVEY #49, BLOCK J, BS&F, CERT. #1/346 | 400.0000 | 400.0000 | | | |

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 100% | 345-A-0461 | SURVEY #46, BLOCK M, MATADOR CATTLE CO. | 576.5000 | 576.5000 | | | |
| | | | | | | | 100% | 345-A-0475 | N PART SURVEY #66, BLOCK M, MATADOR CATTLE C | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 345-A-0495 | SURVEY #59, BLOCK M, MATADOR CATTLE CO. | 18.1300 | 18.1300 | | | |
| | | | | | | | 100% | 345-A-0498 | SURVEY #62, BLOCK M, MATADOR CATTLE CO. | 249.5000 | 249.5000 | | | |
| | | | | | | | 100% | 345-A-0499 | SURVEY #64, BLOCK M, MATADOR CATTLE CO. | 5.5000 | 5.5000 | | | |
| | | | | | | | 100% | 345-A-0513 | MIDDLE PART SURVEY #53, BLOCK M, MATADOR CA' | 122.3000 | 122.3000 | | | |
| | | | | | | | 100% | 345-A-0513 | N PART SURVEY #53, BLOCK M, MATADOR CATTLE C | 317.1000 | 317.1000 | | | |
| | | | | | | | 100% | 345-A-0514 | SURVEY #58, BLOCK M, MATADOR CATTLE CO. | 362.9000 | 362.9000 | | | |
| | | | | | | | 100% | 345-A-0578 | E PART SURVEY #25, BLOCK M, MATADOR CATTLE C | 249.6000 | 249.6000 | | | |
| | | | | | | | 100% | 345-A-0580 | SURVEY #63, BLOCK M, MATADOR CATTLE CO. | 527.2000 | 527.2000 | | | |
| | | | | | | | 100% | 345-A-0687 | SW PART SURVEY #9, BLOCK 1, CERT. #4/571, H&GN F | 3.7100 | 3.7100 | | | |
| | | | | | | | 100% | 345-A-1097 | NE PART SURVEY #10, BLOCK 1, CERT. #4/571, H&GN : | 119.1800 | 119.1800 | | | |
| | | | | | | | 100% | 345-A-1097 | SURVEY #1, BLOCK HYHC, SF 2212, H.H. CAMPBELL | 1.4050 | 1.4050 | | | |
| | | | | | | | 100% | 345-A-1098 | SURVEY #50, BLOCK J, CERT. #1/346, BS&F | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-1319 | SURVEY #56, BLOCKL J, CERT. #13/2638, H&GN RR. C( | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-1449 | SURVEY #54, BLOCK J, CERT. #13/2633, H&GN RR. CO. | 409.4000 | 409.4000 | | | |
| | | | | | | | 100% | 345-A-1568 | SURVEY #2, BLOCK HHC, SF 2211, H.H. CAMPBELL | 495.3000 | 495.3000 | | | |
| | | | | | | | 100% | 345-A-1569 | SURVEY #10, BLOCK 1, H&GN RR. CO., CERT. #4/571 | 1.4050 | 1.4050 | | | |
| | | | | | | | 100% | 345-A-1569 | S SIDE SURVEY #1, BLOCK HHC, SF 2212, H.H. CAMPBI | 58.0000 | 58.0000 | | | |
| | | | | | | | 100% | 345-A-1569 | SW PART SURVEY #1, BLOCK HHC, SF 22112 | 40.0000 | 40.0000 | | | |
| | | | | | | | 100% | 345-A-1589 | S PART SURVEY #4, BLOCK Z, SF 5841, J.F. LEONARD | 59.8000 | 59.8000 | | | |
| | | | | | | | 100% | 345-A-1591 | SURVEY #6, BLOCK Z, SF 5833, A.G. LIGERTWOOD | 316.5000 | 316.5000 | | | |
| | | | | | | | 100% | 345-A-1818 | SURVEY #59, BLOCK 3, SF 11473, J.M. JACKSON | 18.5000 | 18.5000 | | | |
| 301-161 | HAROLD H. & GRACE B. CAMPBELL LIVING TRUST | MTT, L.P. LTD. PARTNERSHIP | 04/28/04 | 04/28/09 | 34/702 | .125000000 | 100% | 153-A-0093 | SW PART SURVEY #9, BLOCK 1, CERT. #4/571, H&GN F | 3.7000 | 3.7000 | 148.8000 | 75% | 111.6000 |
| | | | | | | | 100% | 153-A-2154 | E PART SURVEY #397, BLOCK HHC, W.M. HOBBS | 4.6000 | 4.6000 | | | |
| | | | | | | | 100% | 153-A-2402 | NW PART SURVEY #10, BLOCK 1, CERT. 4/571, H&GN 1 | 55.0000 | 55.0000 | | | |
| | | | | | | | 100% | 153-A-2463 | W PART SURVEY #2, BLOCK HHC, SF 2211&SF 3016 | 85.5000 | 85.5000 | | | |
| 301-119 | HEFLIN, RICKY DON | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/665 | .125000000 | 100% | 153-A- | SURVEY #73, BLOCK 1, AB&M RY. CO. | 6.3200 | 6.3200 | 913.2890 | 75% | 684.9668 |
| | | | | | | | 33% | 153-A-0067 | SURVEY #81, BLOCK 1, A.B.&M., CERT. #1472 | 632.9090 | 210.9696 | | | |
| | | | | | | | 25% | 153-A-0425 | NW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 40.0000 | | | |
| | | | | | | | 25% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 64.0000 | 16.0000 | | | |
| | | | | | | | 100% | 153-A-1756 | SURVEY #104, BLOCK 1, AB&M | 640.0000 | 640.0000 | | | |
| 301-182-3 | HEFLIN, RICKY DON | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/582 | .125000000 | 25% | 153-A-1973 | W2 SURVEY #34, GWT&P RY. CO. | 320.0000 | 80.0000 | 89.4690 | 75% | 67.1018 |
| | | | | | | | 23% | 153-A-2573 | J.C. GAITHER SURVEY #412, S.F. 13055 | 40.4000 | 9.4691 | | | |
| 301-186 | HEFLIN, RICKY DON | VINTAGE PETROLEUM, INC. | 09/07/04 | 09/07/09 | 34/810 | .125000000 | 50% | 345-A-0059 | W2 SURVEY #48, JOHN GIBSON SURVEY | 320.0000 | 160.0000 | 160.0000 | 75% | 120.0000 |
| 301-121 | HEFLIN, ROBERT D. | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/651 | .125000000 | 17% | 153-A-0067 | SURVEY #81, BLOCK 1, A.B.&M., CERT. #1472 | 632.9090 | 105.4848 | 642.7373 | 75% | 482.0530 |
| | | | | | | | 25% | 153-A-0425 | NW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 40.0000 | | | |
| | | | | | | | 25% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 64.0000 | 16.0000 | | | |
| | | | | | | | 50% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 96.0000 | 48.0000 | | | |
| | | | | | | | 50% | 153-A-0425 | SW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-1511 | S2 SE4 SURVEY #84, BLOCK 1, AB&M, BS&F | 80.0000 | 40.0000 | | | |
| | | | | | | | 25% | 153-A-1825 | N2 SURVEY #52, BLOCK 1, AB&M | 320.0000 | 80.0000 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 50% | 153-A-2583 | N2 SURVEY #134, BLOCK 1 AB&M | 320.0000 | 160.0000 | | | |
| | | | | | | | 50% | 153-A-2604 | N2 SE4 SURVEY #84, BLOCK 1, AB&M, BS&F | 69.7500 | 34.8750 | | | |
| | | | | | | | 50% | 153-A-2605 | E2 SURVEY #84, BLOCK 1, AB&M, BS&F | 76.7550 | 38.3775 | | | |
| 301-183 | HEFLIN, ROBERT D. | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/592 | .125000000 | 50% | 153-A-2588 | N PART NE4 SURVEY #84, BLOCK #1, AB&M, BS&F | 81.0080 | 40.5040 | 40.5040 | 75% | 30.3780 |
| 301-183-1 | HEFLIN, ROBERT D. | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/595 | .125000000 | 50% | 153-A-2588 | N PART NE4 SURVEY #84, BLOCK #1, AB&M, BS&F | 81.0080 | 40.5040 | 40.5040 | 75% | 30.3780 |
| 301-185 | HEFLIN, ROBERT D. | VINTAGE PETROLEUM, INC. | 09/07/04 | 09/07/09 | 34/807 | .125000000 | 25% | 345-A-0070 | E2 SURVEY #35, JOHN GIBSON | 324.9600 | 81.2400 | 414.4400 | 75% | 310.8300 |
| | | | | | | | 50% | 345-A-1305 | SURVEY #34, JOHN GIBSON | 666.4000 | 333.2000 | | | |
| 301-120 | HEFLIN, ROBERT D., A WIDOWER | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 10/661 | .125000000 | 17% | 153-A-0067 | SURVEY #81, BLOCK 1, A.B.&M., CERT. #1472 | 632.9090 | 105.4848 | 586.7373 | 75% | 440.0530 |
| | | | | | | | 50% | 153-A-0425 | NE4 SURVEY #89, BLOCK 1, D-3 | 96.0000 | 48.0000 | | | |
| | | | | | | | 50% | 153-A-0425 | SW4 SURVEY #89, BLOCK 1, D-3 | 160.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-1511 | S2 SE4 SURVEY #84, BLOCK 1, AB&M, BS&F | 80.0000 | 40.0000 | | | |
| | | | | | | | 25% | 153-A-1825 | N2 SURVEY #52, BLOCK 1, AB&M | 320.0000 | 80.0000 | | | |
| | | | | | | | 50% | 153-A-2583 | N2 SURVEY #134, BLOCK 1 AB&M | 320.0000 | 160.0000 | | | |
| | | | | | | | 50% | 153-A-2604 | N2 SE4 SURVEY #84, BLOCK 1, AB&M, BS&F | 69.7500 | 34.8750 | | | |
| | | | | | | | 50% | 153-A-2605 | E2 SURVEY #84, BLOCK 1, AB&M, BS&F | 76.7550 | 38.3775 | | | |
| 301-194 | HELMS, ADRIAN C. | VINTAGE PETROLEUM, INC. | 09/27/04 | 09/27/09 | 12/249 | .125000000 | 100% | 153-A-0030 | S2NW4 SURVEY 43, BLOCK #1, AB&M | 80.0000 | 80.0000 | 1,216.9480 | 75% | 912.7110 |
| | | | | | | | 100% | 153-A-0046 | NE4 SURVEY 69, BLOCK 1, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-0046 | E2SE4 SURVEY 69, BLOCK 1, AB&M | 78.4690 | 78.4690 | | | |
| | | | | | | | 50% | 153-A-0046 | SW4 SURVEY 69, BLOCK 1, AB&M | 156.9580 | 78.4790 | | | |
| | | | | | | | 50% | 153-A-0052 | NW4 SURVEY 21, BLOCK 1, AB&M, CERT. 1251 | 160.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-0052 | SW4, W 20 ACRES SE4 SURVEY 21, BLOCK 1, AB&M | 180.0000 | 180.0000 | | | |
| | | | | | | | 50% | 153-A-0409 | SE4 SURVEY #105, BLOCK D-3 | 160.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-1584 | E2 SURVEY 56, BLOCK 1, AB&M | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1975 | SE4 SURVEY 58, BLOCK1, AB&M | 160.0000 | 160.0000 | | | |
| 301-213 | HOLLIS, NANCY DARLENE | VINTAGE PETROLEUM, INC. | 10/20/04 | 10/20/09 | 14/42 | .125000000 | 100% | 153-A- | NW/C OF THE SW4 SURVEY #80, BLOCK 1, AB&M | 35.2800 | 35.2800 | 35.2800 | 75% | 26.4600 |
| 301-208 | HOUCHIN, GARY | VINTAGE PETROLEUM, INC. | 03/10/05 | 03/10/10 | | .187500000 | 100% | 153-A-1924 | ALL OF SURVEY #118, BLOCK D-3 | 211.3900 | 211.3900 | 211.3900 | 75% | 158.5425 |
| 301-260 | JANE B. CLEMENTS IRREVOCABLE TRUST | VINTAGE PETROLEUM, INC. | 09/14/05 | 09/14/08 | 29/18 | .200000000 | 8% | 153-A-2261 | ALL SVY#3, BLOCK F.M., S.F. 2579, T.K. SPARKS | 229.7500 | 19.1459 | 146.4170 | 75% | 109.8128 |
| | | | | | | | 8% | 345-A-1064 | ALL SECTION #6 WASHINGTON CO., RY. CO. | 320.0000 | 26.6668 | | | |
| | | | | | | | 8% | 345-A-1066 | ALL SECTION 2, INDIANOLA RY | 446.3000 | 37.1917 | | | |
| | | | | | | | 8% | 345-A-1619 | SECTION 1, T.K. SPARKS SVY, BLOCK FM | 195.8000 | 16.3167 | | | |
| | | | | | | | 8% | 345-A-1621 | SECTION 3 BLK FM, S.F. 2579, T.K. SPARKS | 235.7500 | 19.6459 | | | |
| | | | | | | | 17% | 345-A-1870 | S PT SVY 3, BLOCK 0-2 | 164.7000 | 27.4501 | | | |
| 301-207 | JARAGIN, JOE MACK | VINTAGE PETROLEUM, INC. | 02/21/05 | 02/21/10 | 0019/0192 | .125000000 | 100% | 153-A-1425 | E2 SURVEY #70, BLOCK 1, AB&M | 316.9585 | 316.9585 | 316.9585 | 75% | 237.7189 |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-111 | JONES FAMILY TRUST | VINTAGE PETROLEUM, INC. | 07/01/04 | 07/01/09 | 10/266 | .125000000 | 100% | 153-A-1788 | SURVEY #82, BLOCK 1, A.B.&M. | 618.6590 | 618.6590 | 1,076.9590 | 75% | 807.7193 |
| | | | | | | | 100% | 153-A-2318 | SURVEY #106, BLOCK 1, AB&M | 458.3000 | 458.3000 | | | |
| 301-115 | JONES FAMILY TRUST | VINTAGE PETROLEUM, INC. | 07/08/04 | 07/08/09 | 10/425 | .125000000 | 100% | 153-A-0323 | S2 NW4 SURVEY #91, BLOCK D-3, E.L. & R.R. CO. | 80.0000 | 80.0000 | 1,471.1300 | 75% | 1103.3475 |
| | | | | | | | 100% | 153-A-0123 | N2 NW4 SURVEY #391, BLOCK D-3, E.L. & R.R. RY. CO. | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-0411 | SURVEY #101, BLOCK D-3, CERT. #86 | 159.9800 | 159.9800 | | | |
| | | | | | | | 100% | 153-A-1543 | SURVEY #100, BLOCK D-3, D.&P. RY. CO. | 166.3500 | 166.3500 | | | |
| | | | | | | | 100% | 153-A-1875 | SURVEY #1, BLOCK 1, B.&B., CERT. #6 | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 153-A-1924 | N PART SURVEY #118, BLOCK D-3 | 4.8000 | 4.8000 | | | |
| | | | | | | | 100% | 153-A-2135 | SURVEY #2, BLOCK 1, A.B.&M., CERT. #281 | 120.0000 | 120.0000 | | | |
| | | | | | | | 100% | 153-A-2458 | SE4 NW4 SURVEY #26, BLOCK 1, A.B.&M., CERT. #1245 | 40.0000 | 40.0000 | | | |
| | | | | | | | 100% | 153-A-2458 | NE4 NW4 SURVEY #26, BLOCK 1, A.B.&M., CERT. #124 | 40.0000 | 40.0000 | | | |
| | | | | | | | 100% | 153-A-2460 | S PART SURVEY #2, T.T. RY. CO., CERT. #423 | 140.0000 | 140.0000 | | | |
| 301-116 | JONES, GREGORY WAYLAND | VINTAGE PETROLEUM, INC. | 07/29/04 | 07/29/09 | 10/438 | .125000000 | 100% | 153-A-2460 | S PART SURVEY #2, T.T. RY. CO., CERT. #423 | 140.0000 | 140.0000 | 140.0000 | 75% | 105.0000 |
| 301-172 | JONES, JON TRAVIS | VINTAGE PETROLEUM, INC. | 08/05/04 | 08/05/09 | 11/110 | .125000000 | 100% | 153-A-1580 | NE PART SURVEY #82, BLOCK #1, AB&M | 3.5240 | 3.5240 | 323.5240 | 75% | 242.6430 |
| | | | | | | | 100% | 153-A-1750 | E2 SURVEY #10, BLOCK 1, AB&M | 320.0000 | 320.0000 | | | |
| 301-108 | JONES, PAMELA MUNCY | VINTAGE PETROLEUM, INC. | 07/20/04 | 07/20/09 | 10/309 | .125000000 | 50% | 153-A-0115 | SURVEY #63, BLOCK G | 47.5000 | 23.7500 | 111.7000 | 75% | 83.7750 |
| | | | | | | | 50% | 153-A-1588 | W2 SURVEY #80, BLOCK G | 175.9000 | 87.9500 | | | |
| 301-112 | JONES, TRAVIS P. | VINTAGE PETROLEUM, INC. | 07/01/04 | 07/01/09 | 10/119 | .125000000 | 50% | 153-A-0009 | SURVEY #45, BLOCK 1 AB&M | 640.0000 | 320.0000 | 950.2480 | 75% | 712.6860 |
| | | | | | | | 100% | 153-A-0010 | SE4 SURVEY #75, BLOCK 1, AB&M | 96.6480 | 96.6480 | | | |
| | | | | | | | 100% | 153-A-0066 | SURVEY #121, BLOCK 1, AB&M | 213.6000 | 213.6000 | | | |
| | | | | | | | 100% | 153-A-1787 | W2 SURVEY #4, BLOCK 1, AB&M | 320.0000 | 320.0000 | | | |
| 301-153-1 | JONNIE DELLE COGDELL INVESTMENTS, LTD. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/653 | .160000000 | 13% | 153-4-1605 | SE4 SURVEY #4, BLOCK D-3 | 160.0000 | 20.0000 | 1,607.3900 | 65% | 13.0000 |
| | | | | | | | 13% | 153-A-0203 | N2 SURVEY #3, BLOCK D-2, GC&SF RR. CO. | 320.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 13% | 153-A-0203 | SW4 SURVEY #3, BLOCK D-2, GC&SF RR. CO. | 160.0000 | 20.0000 | | 75% | 15.0000 |
| | | | | | | | 13% | 153-A-0298 | N2 SURVEY #3, BLOCK D-3 | 320.0000 | 40.0000 | | 65% | 26.0000 |
| | | | | | | | 13% | 153-A-0389 | SURVEY #227, BLOCK G&M, CERT. #200, D&SF RR. CO | 269.5200 | 33.6900 | | 75% | 25.2675 |
| | | | | | | | 13% | 153-A-0432 | SURVEY #17, BLOCK G&M | 634.7000 | 79.3375 | | 65% | 51.5694 |
| | | | | | | | 13% | 153-A-0433 | SURVEY #7, BLOCK G&M | 640.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 6% | 153-A-0434 | SURVEY #5, BLOCK G&M, CERT. #1/87, GC&SF RR. CO | 634.0000 | 39.6250 | | 65% | 25.7563 |
| | | | | | | | 13% | 153-A-0436 | SURVEY #59, BLOCK G&M, CERT. #1/109, GC&SF RR. C | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-0440 | SURVEY #29, BLOCK G&M, CERT. #1/99 | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-0445 | SURVEY #51, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 325.5000 | 40.6875 | | 75% | 30.5156 |
| | | | | | | | 13% | 153-A-0448 | SURVEY #49, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 320.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 13% | 153-A-0464 | SURVEY #57, BLOCK G&M, CERT. #1/108, GC&SF RR. ( | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-0465 | NE4 SURVEY #69, BLOCK G&M, CERT. #1/112, GC&SF I | 160.0000 | 20.0000 | | 75% | 15.0000 |
| | | | | | | | 13% | 153-A-0471 | SURVEY #1, BLOCK G&M, GC&SF RR. CO. | 640.0000 | 80.0000 | | 75% | 60.0000 |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 13% | 153-A-0475 | SURVEY #56, BLOCK G&M, CERT. #66, I&GN RR., CO. | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-0476 | SURVEY #67, BLOCK G&M, CERT. #58, I&GN RR CO. | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-1537 | SURVEY #6, BLOCK G&M | 640.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 13% | 153-A-1605 | SW4 SURVEY #4, BLOCK D-3 | 160.0000 | 20.0000 | | 65% | 13.0000 |
| | | | | | | | 13% | 153-A-1605 | N2 SURVEY #4, BLOCK D-3 | 320.0000 | 40.0000 | | 65% | 26.0000 |
| | | | | | | | 13% | 153-A-1740 | SURVEY #58, BLOCK G&M, CERT. #1/108, GC&SF RR. ( | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-1741 | E 3/4 SURVEY #70, BLOCK G&M, GC&SF RR. CO. | 319.4000 | 39.9250 | | 75% | 29.9438 |
| | | | | | | | 13% | 153-A-1763 | W2 SURVEY #18, BLOCK G&M | 320.0000 | 40.0000 | | 65% | 26.0000 |
| | | | | | | | 13% | 153-A-1821 | SURVEY #54, BLOCK G&M | 113.0000 | 14.1250 | | 75% | 10.5938 |
| | | | | | | | 13% | 153-A-1912 | SURVEY #16, BLOCK G&M | 640.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 13% | 153-A-1960 | SURVEY #112, BLOCK G&M | 320.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 13% | 153-A-1962 | SURVEY #30, BLOCK G&M | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-2016 | SURVEY #52, BLOCK G&M, CERT. #1/106, GC&SF RR. ( | 320.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 13% | 153-A-2019 | SURVEY #60, BLOCK G&M | 640.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 13% | 153-A-2024 | E2 SURVEY #4, BLOCK G&M | 320.0000 | 40.0000 | | 65% | 26.0000 |
| 301-154-1 | JONNIE DELLE COGDELL INVESTMENTS, LTD. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 5/579 | .160000000 | 9% | 153-A-0144 | SURVEY #7, BLOCK D-3, BS&F | 220.0000 | 19.2500 | 1,272.1190 | 65% | 12.5125 |
| | | | | | | | 18% | 153-A-0145 | N2 SURVEY #5, BLOCK D-3, BS&F, RY. CO. | 320.0000 | 56.0000 | | 65% | 36.4000 |
| | | | | | | | 9% | 153-A-0145 | S2 SURVEY #5, BLOCK D-3, BS&F | 320.0000 | 28.0000 | | 65% | 18.2000 |
| | | | | | | | 9% | 153-A-0148 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 220.0000 | 19.2500 | | 65% | 12.5125 |
| | | | | | | | 18% | 153-A-1321 | SURVEY #8, BLOCK D-3, BS&F | 640.0000 | 112.0000 | | 65% | 72.8000 |
| | | | | | | | 18% | 153-A-1513 | SURVEY #6, BLOCK D-3, BS&F | 220.0000 | 38.5000 | | 65% | 25.0250 |
| | | | | | | | 18% | 153-A-2515 | SURVEY #9, BLOCK G&M, GC&SF RY. CO. | 220.0000 | 38.5000 | | 65% | 25.0250 |
| | | | | | | | 18% | 345-A-0291 | SURVEY #13, BLOCK G&M, GC&SF RY.CO. | 640.0000 | 112.0000 | | 65% | 72.8000 |
| | | | | | | | 18% | 345-A-0292 | SURVEY #11, BLOCK G&M, GC&SF RY. CO. | 640.0000 | 112.0000 | | 65% | 72.8000 |
| | | | | | | | 18% | 345-A-0295 | SURVEY #9, BLOCK G&M, GC&SF RY. CO. | 420.0000 | 73.5000 | | 65% | 47.7750 |
| | | | | | | | 9% | 345-A-0444 | SURVEY #27, BLOCK GP, CHARLES GOODNIGHT | 666.0000 | 58.2750 | | 65% | 37.8788 |
| | | | | | | | 9% | 345-A-0445 | SURVEY #29, BLOCK GP, CHARLES GOODNIGHT | 446.0000 | 39.0250 | | 65% | 25.3663 |
| | | | | | | | 9% | 345-A-0678 | SURVEY #28, BLOCK GP, CHARLES GOODNIGHT | 727.9000 | 63.6913 | | 65% | 41.3993 |
| | | | | | | | 9% | 345-A-0846 | SURVEY #7, BLOCK D-3, BS&F | 420.0000 | 36.7500 | | 65% | 23.8875 |
| | | | | | | | 9% | 345-A-0847 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 91.5000 | 8.0063 | | 65% | 5.2041 |
| | | | | | | | 9% | 345-A-0847 | SURVEY #17, BLOCK D-3, BS&F, CERT. #1/97 | 328.5000 | 28.7438 | | 65% | 18.6835 |
| | | | | | | | 18% | 345-A-1184 | SURVEY #6, BLOCK D-3, BS&F | 420.0000 | 73.5000 | | 65% | 47.7750 |
| | | | | | | | 18% | 345-A-1186 | SURVEY #10, BLOCK G&M, GC&SF RY. CO. | 640.0000 | 112.0000 | | 65% | 72.8000 |
| | | | | | | | 18% | 345-A-1187 | SURVEY #12, BLOCK G&M, OC&SF RY. CO. | 640.0000 | 112.0000 | | 65% | 72.8000 |
| | | | | | | | 9% | 345-A-1225 | SURVEY #18, BLOCK D-3, BS&F | 640.0000 | 56.0000 | | 65% | 36.4000 |
| | | | | | | | 18% | 345-A-1644 | SURVEY #4, BLOCK H.F., I.F. FISH | 290.0000 | 50.7500 | | 65% | 32.9875 |
| | | | | | | | 18% | 345-A-1651 | PART OF SURVEY #2, BLOCK HF, J.P. HART GRANTEE | 7.8000 | 1.3650 | | 65% | 0.8873 |
| | | | | | | | 9% | 345-A-1651 | SURVEY #2, J.P. HART | 103.9000 | 9.0913 | | 65% | 5.9093 |
| | | | | | | | 9% | 345-A-1657 | SURVEY #3, J.W. MILLER | 145.6000 | 12.7400 | | 65% | 8.2810 |
| | | | | | | | 9% | 345-A-1813 | SURVEY #7, BLOCK HF, J.M. JACKSON | 13.5000 | 1.1813 | | | |
| 301-155-1 | JONNIE DELLE COGDELL INVESTMENTS, LTD. | LEGACY EXPLORATION LLC | 11/14/03 | 11/14/06 | 34/106 | .160000000 | 25% | 345-A-0247 | SURVEY #3, BLOCK G-P, C&M RY. CO , CERT #167 | 640.0000 | 160.0000 | 1,559.6500 | 65% | 104.0000 |
| | | | | | | | 25% | 345-A-0251 | SURVEY #11, BLOCK G-P, C&M RY. CO | 640.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 25% | 345-A-0252 | SURVEY #13, BLOCK G-P, C&M RY. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 345-A-0438 | SURVEY #19, BLOCK G-P, C&M RY. CO. | 682.2000 | 170.5500 | | 65% | 110.8575 |
| | | | | | | | 25% | 345-A-1041 | W 3/4 OF SURVEY #14, BLOCK G-P, C&M RY. CO. | 480.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 25% | 345-A-1158 | E 1/4 SURVEY #14, BLOCK G-P, C&M RR. CO. | 160.0000 | 40.0000 | | 65% | 26.0000 |

Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 25% | 345-A-1159 | SURVEY #18, BLOCK G-P, C&M RY. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 345-A-1160 | SURVEY #12, BLOCK G-P, C&M RY. CO. | 640.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 25% | 345-A-1164 | SURVEY #10, BLOCK G-P, C&M RY. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 345-A-1411 | SURVEY #4, BLOCK G-P, C&M RY. CO. | 640.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 25% | 345-A-1475 | SECTION 62, BLOCK T, ARNOLD & BARRETT SURVEY | 220.0000 | 55.0000 | | 65% | 35.7500 |
| | | | | | | | 25% | 345-A-1656 | MIDDLE PART SURVEY #6, BLOCK HF, J.W. MILLER | 124.9000 | 31.2250 | | 65% | 20.2963 |
| | | | | | | | 25% | 345-A-1729 | SURVEY #17, BLOCK G-P, C&M RY. CO. | 91.5000 | 22.8750 | | 75% | 17.1563 |
| 301-206 | JUDY FAMILY TRUST | VINTAGE PETROLEUM, INC. | 02/11/05 | 02/11/10 | 0019/0198 | .125000000 | 100% | 153-A-1750 | W2 SURVEY #10, BLOCK 1, A.B.&M. | 320.0000 | 320.0000 | 320.0000 | 75% | 240.0000 |
| 301-254 | JULIAN, CHARLES T. | MTT, L.P. | 08/04/05 | 08/04/10 | 21/626 | .187500000 | 33% | 153-A-1801 | NW4, BLOCK GM, LESS 3.30 ACRES | 156.7000 | 52.2334 | 78.9000 | 75% | 59.1750 |
| | | | | | | | 17% | 153-A-1995 | NE4 SECTION 4, BLOCK D-2 | 160.0000 | 26.6667 | | | |
| 301-254-1 | JULIAN, KENDIS | MTT, L.P. | 08/04/05 | 08/04/10 | 21/521 | .187500000 | 67% | 153-A-1801 | NW4, BLOCK GM, LESS 3.30 ACRES | 156.7000 | 104.4667 | 157.8000 | 75% | 118.3500 |
| | | | | | | | 33% | 153-A-1995 | NE4 SECTION 4, BLOCK D-2 | 160.0000 | 53.3334 | | | |
| 301-205 | KENNETH E. PROBASCO TRUST | VINTAGE PETROLEUM, INC. | 02/11/05 | 02/11/10 | 19/153 | .125000000 | 100% | 153-A-0425 | SE4 SURVEY #89, BLOCK D-3 | 160.0000 | 160.0000 | 160.0000 | 75% | 120.0000 |
| 301-131 | KINNIBRUGH, SYLVIN | MTT, L.P. LTD. PARTNERSHIP | 04/21/04 | 04/21/09 | 9/145 | .125000000 | 100% | 153-A-0222 | SW4 SURVEY #25, BLOCK D-2, GC&SF RR. CO. | 160.0000 | 160.0000 | 316.0000 | 75% | 237.0000 |
| | | | | | | | 100% | 153-A-0222 | E2 S2 SURVEY #25, BLOCK D-2, CERT. #4/540, GC&SF | 156.0000 | 156.0000 | | | |
| 301-196 | LEATHERMAN, MARTHA SUE | VINTAGE PETROLEUM, INC. | 10/15/04 | 10/15/09 | 12/251 | .125000000 | 50% | 153-A-1051 | SURVEYS G.R. GRANT, RUSSELL ISHAM, S.E. ANDERS | 160.4000 | 80.2000 | 180.2000 | 75% | 135.1500 |
| | | | | | | | 50% | 153-A-2196 | WEST 40 AC NE4, SVY #112, BLK 1, AB&M | 40.0000 | 20.0000 | | | |
| | | | | | | | 50% | 153-A-2455 | NW4 SVY 112, BLK 1 | 160.0000 | 80.0000 | | | |
| 301-226 | LEIGHTON TEEPLE FARMS | VINTAGE PETROLEUM, INC. | 03/29/05 | 03/29/10 | 19/222 | .125000000 | 100% | 153-A-0423 | NW4 SURVEY 73, BLOCK D-3 | 160.0000 | 160.0000 | 800.0000 | 75% | 600.0000 |
| | | | | | | | 100% | 153-A-1829 | ALL SURVEY 64, BLOCK D-3 | 640.0000 | 640.0000 | | | |
| 301-182 | LINDA GAY HEFLIN FAMILY TRUST | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/589 | .125000000 | 25% | 153-A-1973 | W2 SURVEY #34, GWT&P RY. CO. | 320.0000 | 80.0000 | 89.4690 | 75% | 67.1018 |
| | | | | | | | 23% | 153-A-2573 | J.C. GAITHER SURVEY #412, S.F. 13055 | 40.4000 | 9.4691 | | | |
| 301-221-2 | LITES, CECIL W. | VINTAGE PETROLEUM, INC. | 04/01/05 | 04/01/08 | 0019/0204 | .187500000 | 35% | 153-A-0088 | ALL I.B. FROST SURVEY | 1,156.0000 | 404.6000 | 819.3150 | 75% | 614.4863 |
| | | | | | | | 35% | 153-A-0402 | ALL SURVEY 115, BLOCK D-3 | 224.9000 | 78.7150 | | | |
| | | | | | | | 35% | 153-A-0410 | ALL SURVEY #103, BLOCK D-3 | 640.0000 | 224.0000 | | | |
| | | | | | | | 35% | 153-A-2155 | S2 SURVEY 112, BLOCK 1, AB&M | 320.0000 | 112.0000 | | | |
| 301-221-1 | LUCIUS, HOWELL K. | VINTAGE PETROLEUM, INC. | 04/01/05 | 04/01/08 | 0019/0201 | .187500000 | 18% | 153-A-0088 | ALL I.B. FROST SURVEY | 1,156.0000 | 202.3000 | 409.6580 | 75% | 307.2435 |
| | | | | | | | 18% | 153-A-0402 | ALL SURVEY 115, BLOCK D-3 | 224.9000 | 39.3575 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 18% | 153-A-0410 | ALL SURVEY #103, BLOCK D-3 | 640.0000 | 112.0000 | | | |
| | | | | | | | 18% | 153-A-2155 | S2 SURVEY 112, BLOCK 1, AB&M | 320.0000 | 56.0000 | | | |
| 301-187 | MATADOR CATTLE COMPANY | VINTAGE PETROLEUM, INC. | 07/15/05 | 07/15/07 | 36/592 | .180000000 | 25% | 345-A-0058 | ALL SURVEY 41, BROOKS & BURLESON | 640.0000 | 160.0000 | 9,544.9158 | 75% | 7158.6868 |
| | | | | | | | 25% | 345-A-0209 | ALL SURVEY 49, BLOCK J, H&GN | 646.0000 | 161.5000 | | | |
| | | | | | | | 25% | 345-A-0210 | ALL SURVEY 53, H&GN | 230.0000 | 57.5000 | | | |
| | | | | | | | 25% | 345-A-0211 | ALL SURVEY 51, BLOCK J, H&GN | 646.1000 | 161.5250 | | | |
| | | | | | | | 25% | 345-A-0215 | ALL SURVEY 161, BLOCK J, J. POITEVENT | 626.9700 | 156.7425 | | | |
| | | | | | | | 25% | 345-A-0221 | ALL SURVEY 159, BLOCK J, B&B | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0222 | ALL SURVEY 59, BLOCK J, B.S.& F. | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0226 | PART SURVEY 57, BLOCK J, EL&RR | 472.0000 | 118.0000 | | | |
| | | | | | | | 25% | 345-A-0232 | PART SURVEY 1, A.M. BRITTON | 313.1450 | 78.2863 | | | |
| | | | | | | | 25% | 345-A-0233 | ALL SURVEY 2, A.M. BRITTON | 245.5000 | 61.3750 | | | |
| | | | | | | | 25% | 345-A-0234 | PART SURVEY 3, A.M. BRITTON | 310.6100 | 77.6525 | | | |
| | | | | | | | 25% | 345-A-0237 | ALL SURVEY 13, BLOCK J, CCSD&RGNG | 105.0000 | 26.2500 | | | |
| | | | | | | | 25% | 345-A-0241 | ALL SURVEY 61, BLOCK K, MATADOR LAND & CATTI | 244.4000 | 61.1000 | | | |
| | | | | | | | 25% | 345-A-0343 | ALL SURVEY 43, BLOCK J, H&GN | 575.0000 | 143.7500 | | | |
| | | | | | | | 25% | 345-A-0344 | SOUTH PART SURVEY 7, INDIANOLA RR CO. | 75.0000 | 18.7500 | | | |
| | | | | | | | 25% | 345-A-0354 | ALL SURVEY 7, BLOCK O-2, W.T.R.R. | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0359 | ALL SURVEY 17, BLOCK O-2, W.T.R.R. | 627.5190 | 156.8798 | | | |
| | | | | | | | 25% | 345-A-0360 | ALL SURVEY 19, BLOCK O-2, W.T.R.R. | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0361 | ALL SURVEY 21, BLOCK O-2, W.T.R.R. | 613.0000 | 153.2500 | | | |
| | | | | | | | 25% | 345-A-0362 | ALL SURVEY 23, BLOCK O-2, W.T.R.R. | 613.0000 | 153.2500 | | | |
| | | | | | | | 25% | 345-A-0372 | ALL SURVEY 3, BLOCK O-3, W.T.R.R. | 635.8240 | 158.9560 | | | |
| | | | | | | | 25% | 345-A-0373 | ALL SURVEY 1, BLOCK O-3, W.T.R.R. | 297.4400 | 74.3600 | | | |
| | | | | | | | 25% | 345-A-0388 | N2 SUREY 4, C.U. CONNELLE | 317.1450 | 79.2863 | | | |
| | | | | | | | 25% | 345-A-0429 | ALL SURVEY 3, BLOCK M, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0433 | PART SURVEY 80, BLOCK M, H.H. CAMPBELL | 634.5110 | 158.6278 | | | |
| | | | | | | | 25% | 345-A-0435 | ALL SURVEY 79, BLOCK M, H.H. CAMPBELL | 620.0580 | 155.0145 | | | |
| | | | | | | | 25% | 345-A-0437 | ALL SURVEY 81, BLOCK M, H.H. CAMPBELL | 522.3000 | 130.5750 | | | |
| | | | | | | | 25% | 345-A-0460 | ALL SURVEY 45, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 162.0000 | | | |
| | | | | | | | 25% | 345-A-0462 | PART SURVEY 50, BLOCK M, MATADOR LAND & CAT | 652.5000 | 163.1250 | | | |
| | | | | | | | 25% | 345-A-0463 | ALL SURVEY 51, BLOCK M, MATADOR LAND & CATT. | 607.0000 | 151.7500 | | | |
| | | | | | | | 25% | 345-A-0464 | ALL SURVEY 70, BLOCK M, MATADOR LAND & CATT. | 590.0000 | 147.5000 | | | |
| | | | | | | | 25% | 345-A-0472 | ALL OF SURVEY 48, BLOCK M, MATADOR LAND & CA | 647.5000 | 161.8750 | | | |
| | | | | | | | 25% | 345-A-0473 | ALL SURVEY 49, BLOCK M, MATADOR LAND & CATT. | 658.5000 | 164.6250 | | | |
| | | | | | | | 25% | 345-A-0491 | PART SURVEY 40, BLOCK M, MATADOR LAND & CAT | 520.0000 | 130.0000 | | | |
| | | | | | | | 25% | 345-A-0492 | ALL SURVEY 41, BLOCK M, MATADOR LAND & CATT. | 624.0000 | 156.0000 | | | |
| | | | | | | | 25% | 345-A-0493 | ALL SURVEY 42, BLOCK M, MATADOR LAND & CATT. | 638.2500 | 159.5625 | | | |
| | | | | | | | 25% | 345-A-0494 | PART SURVEY 43, BLOCK M, MATADOR LAND & CAT | 633.0000 | 158.2500 | | | |
| | | | | | | | 25% | 345-A-0546 | PART SURVEY 77, BLOCK M, MATADOR LAND & CAT | 350.7730 | 87.6933 | | | |
| | | | | | | | 25% | 345-A-0547 | ALL SURVEY 78, BLOCK M, MATADOR LAND & CATT. | 315.5000 | 78.8750 | | | |
| | | | | | | | 25% | 345-A-0552 | ALL SURVEY 47, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 162.0000 | | | |
| | | | | | | | 25% | 345-A-0553 | ALL OF SURVEY 71, BLOCK M, MATADOR LAND & CA | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0554 | ALL SURVEY 72, BLOCK M, MATADOR LAND & CATT. | 421.6000 | 105.4000 | | | |
| | | | | | | | 25% | 345-A-0555 | WEST PART OF SURVEY 74, BLOCK M, MATADOR LAI | 34.5860 | 8.6465 | | | |
| | | | | | | | 25% | 345-A-0565 | ALL SURVEY 44, BLOCK M, MATADOR LAND & CATT. | 650.5000 | 162.6250 | | | |
| | | | | | | | 25% | 345-A-0572 | ALL SURVEY 68, BLOCK M, MATADOR LAND & CATT. | 431.0000 | 107.7500 | | | |
| | | | | | | | 25% | 345-A-0578 | ALL SURVEY 52, BLOCK M, MATADOR LAND & CATT. | 247.4000 | 61.8500 | | | |

Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 25% | 345-A-0588 | PART SURVEY 17, BLOCK K, MATADOR LAND & CATT | 625.9000 | 156.4750 | | | |
| | | | | | | | 25% | 345-A-0589 | ALL SURVEY 7, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0590 | ALL SURVEY 3, BLOCK K, MATADOR LAND & CATTL | 641.8000 | 160.4500 | | | |
| | | | | | | | 25% | 345-A-0591 | ALL SURVEY 10, LESS NE PART LYING N&E OF HWY | 619.6000 | 154.9000 | | | |
| | | | | | | | 25% | 345-A-0594 | SW PART SURVEY 2, BLOCK K, MATADOR LAND & C/ | 296.4640 | 74.1160 | | | |
| | | | | | | | 25% | 345-A-0595 | ALL SURVEY 14, BLOCK K, MATADOR LAND & CATTI | 428.0000 | 107.0000 | | | |
| | | | | | | | 25% | 345-A-0639 | ALL SURVEY 6, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0640 | ALL SURVEY 5, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0641 | ALL SURVEY 4, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0642 | ALL SURVEY 16, BLOCK K, MATADOR LAND & CATTI | 328.9300 | 82.2325 | | | |
| | | | | | | | 25% | 345-A-0643 | ALL SURVEY 15, BLOCK K, MATADOR LAND & CATTI | 512.0000 | 128.0000 | | | |
| | | | | | | | 25% | 345-A-0644 | ALL SURVEY 13, BLOCK K, MATADOR LAND & CATTI | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0645 | ALL SURVEY 8, BLOCK K, MATADOR LAND & CATTL | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0646 | ALL SURVEY 11, BLOCK K, MATADOR LAND & CATTI | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-0679 | ALL SURVEY 162, BLOCK 1, J.L. HARRISON | 606.8860 | 151.7215 | | | |
| | | | | | | | 25% | 345-A-1042 | E2 SURVEY 160, BLOCK J, B&B | 320.0000 | 80.0000 | | | |
| | | | | | | | 25% | 345-A-1042 | W2 SURVEY 160, BLOCK J, B&B | 320.0000 | 80.0000 | | | |
| | | | | | | | 25% | 345-A-1050 | SW PART SURVEY 8, FRANK LARGUEZ | 327.5000 | 81.8750 | | | |
| | | | | | | | 25% | 345-A-1126 | ALL SURVEY 52, BLOCK J, H&GN | 646.1000 | 161.5250 | | | |
| | | | | | | | 25% | 345-A-1127 | ALL SURVEY 20, BLOCK O-2, W.T.R.R. | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-1171 | ALL SURVEY 6, BLOCK O-2, W.T.R.R. | 640.0000 | 160.0000 | | | |
| | | | | | | | 25% | 345-A-1256 | ALL SURVEY 22, BLOCK O-2, W.T.R.R. | 613.0000 | 153.2500 | | | |
| | | | | | | | 25% | 345-A-1262 | ALL SURVEY 2, BLOCK O-3, W.T.R.R. | 567.0000 | 141.7500 | | | |
| | | | | | | | 25% | 345-A-1263 | NW PART SURVEY 4, BLOCK O-3, W.T.R.R. | 63.7500 | 15.9375 | | | |
| | | | | | | | 25% | 345-A-1264 | ALL SURVEY 245, BLOCK O-2, W.T.R.R. | 613.0000 | 153.2500 | | | |
| | | | | | | | 25% | 345-A-1334 | N2,SE4, SURVEY 60, BLOCK J, BS&F | 480.0000 | 120.0000 | | | |
| | | | | | | | 25% | 345-A-1491 | SW4 SURVEY 60, BLOCK J, BS&F | 160.0000 | 40.0000 | | | |
| | | | | | | | 25% | 345-A-1573 | ALL SURVEY A, A.J. COOPER | 257.6000 | 64.4000 | | | |
| | | | | | | | 25% | 345-A-1592 | ALL SURVEY 5, BLOCK Z, A.G. LIGERTWOOD | 64.5000 | 16.1250 | | | |
| | | | | | | | 25% | 345-A-1627 | WEST PART SURVEY 7, BLOCK Z, MOLLIE T. WATSO | 115.2000 | 28.8000 | | | |
| | | | | | | | 25% | 345-A-1627 | E PART SURVEY 7, BLOCK Z, MOLLIE T. WATSON | 236.7000 | 59.1750 | | | |
| | | | | | | | 25% | 345-A-1633 | ALL SURVEY 11, BLOCK Z, H.R. BUCHAN | 52.8000 | 13.2000 | | | |
| | | | | | | | 25% | 345-A-1634 | PART SURVEY 12, BLOCK Z, H.R. BUCHAN | 68.4100 | 17.1025 | | | |
| | | | | | | | 25% | 345-A-1635 | ALL SURVEY 13, BLOCK Z, H.R. BUCHAN | 58.5620 | 14.6405 | | | |
| | | | | | | | 25% | 345-A-1636 | ALL SURVEY 14,H.R. BUCHAN | 102.8000 | 25.7000 | | | |
| | | | | | | | 25% | 345-A-1646 | ALL SURVEY 1, BLOCK CG, C.L. GLENN | 28.1000 | 7.0250 | | | |
| | | | | | | | 25% | 345-A-1696 | ALL SURVEY 16, BLOCK Z, MATADOR LAND & CATTI | 42.6700 | 10.6675 | | | |
| | | | | | | | 25% | 345-A-1697 | ALL SURVEY 15, BLOCK Z, MATADOR LAND & CATTI | 31.6600 | 7.9150 | | | |
| | | | | | | | 25% | 345-A-1698 | ALL SURVEY 10, BLOCK Z, MATADOR LAND & CATTI | 22.2000 | 5.5500 | | | |
| 301-130 | MATSLER, GARY | MTT, L.P. LTD. PARTNERSHIP | 05/15/04 | 05/15/09 | 9/23 | .125000000 | 100% | 153-A-1853 | SW CORNER NW4 SECTION #92, BLOCK D-3, CERT. #1( | 1.5000 | 1.5000 | 161.5000 | 75% | 121.1250 |
| | | | | | | | 100% | 153-A-2424 | SW4 SURVEY #92, BLOCK D-3, CERT. #105 | 160.0000 | 160.0000 | | | |
| 301-260-1 | MCNEIL, BUCK WAYNE | VINTAGE PETROLEUM, INC. | 09/28/05 | 09/28/08 | 29/15 | .187500000 | 2% | 153-A-1064 | ALL SECTION #6 WASHINGTON CO., RY. CO. | 320.0000 | 6.6668 | 36.6040 | 75% | 27.4530 |
| | | | | | | | 2% | 153-A-1066 | ALL SECTION 2, INDIANOLA RY | 446.3000 | 9.2980 | | | |
| | | | | | | | 2% | 153-A-1619 | SECTION 1, T.K. SPARKS SVY, BLOCK FM | 195.8000 | 4.0792 | | | |
| | | | | | | | 4% | 153-A-1870 | S PT SVY 3, BLOCK 0-2 | 164.7000 | 6.8626 | | | |
| | | | | | | | 2% | 153-A-2261 | ALL SVY#3, BLOCK F.M., S.F. 2579, T.K. SPARKS | 229.7500 | 4.7864 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 2% | 345-A-1621 | SECTION 3, BLK FM, S.F. 2579, T.K. SPARKS | 235.7500 | 4.9115 | | | |
| 301-258 | MIRAB INVESTMENTS | MTT, L.P. | 08/01/05 | 08/01/08 | 05/543 | .187500000 | 50% | 045-A-1225 | N2 SECTION 34, BLOCK A | 316.4000 | 158.2000 | 158.2000 | 100% | 158.2000 |
| 301-100 | MOLLIE BURLESON RANCH | MTT, L.P. | 02/05/04 | 02/05/09 | | .125000000 | 100% | 345-A-0208 | SURVEY #55, BLOCK J, H&GN RR CO. | 199.3000 | 199.3000 | 10,012.6300 | 75% | 7509.4725 |
| | | | | | | | 100% | 345-A-0218 | SURVEY #5, CERTIFICATE NO. 28/204 | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 345-A-0230 | SOUTH J.R. BEAUCHAMP SURVEY, CERTIFICATE 23/2! | 1,532.3200 | 1,532.3200 | | | |
| | | | | | | | 100% | 345-A-0347 | SURVEY #1, CERTIFICATE NO. 16/153, INDIANOLA RY. | 455.0000 | 455.0000 | | | |
| | | | | | | | 100% | 345-A-0355 | SURVEY #9, CERT. NO. 136, BLOCK 0-2, W.T. RY. CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-0356 | SURVEY #11, CERT. NO. 137, BLOCK 0-2, W.T. RY. CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-0357 | SURVEY #13, BLOCK 0-2, W.T. RY. CO. | 264.4400 | 264.4400 | | | |
| | | | | | | | 100% | 345-A-0474 | SURVEY #65, BLOCK M, MATADOR CATTLE CO. | 611.9000 | 611.9000 | | | |
| | | | | | | | 100% | 345-A-0495 | SURVEY #59, BLOCK M, MATADOR CATTLE CO. | 595.2000 | 595.2000 | | | |
| | | | | | | | 100% | 345-A-0496 | SURVEY #60, BLOCK M, MATADOR CATTLE CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-0497 | SURVEY #61, BLOCK M, MATADOR CATTLE CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-0498 | SURVEY #62, BLOCK M, MATADOR CATTLE CO. | 382.6000 | 382.6000 | | | |
| | | | | | | | 100% | 345-A-0499 | SURVEY #64, BLOCK M, MATADOR CATTLE CO. | 491.6000 | 491.6000 | | | |
| | | | | | | | 100% | 345-A-0514 | SURVEY #58, BLOCK M, MATADOR CATTLE CO | 261.8000 | 261.8000 | | | |
| | | | | | | | 100% | 345-A-0975 | SURVEY #27, J.H. HODGES, ORIGINAL GRANTEE | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 345-A-1053 | J.F. LEONARD HOMESTEAD SURVEY | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 345-A-1065 | SURVEY #12, CERT. NO. 137, BLOCK 0-2, W.T. RY. CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 345-A-1516 | SURVEY #10, CERT. NO. 136, BLOCK 0-2, W.T.RY. CO. | 559.8000 | 559.8000 | | | |
| | | | | | | | 100% | 345-A-1542 | JAMES FIELD SURVEY | 78.0000 | 78.0000 | | | |
| | | | | | | | 100% | 345-A-1578 | SURVEY #2, BLOCK 0/0, SF 655, T.G. DUNCAN GRANTE | 212.8000 | 212.8000 | | | |
| | | | | | | | 100% | 345-A-1579 | SURVEY #2, BLOCK Z, SF 5975, T.G. DUNCAN | 58.3000 | 58.3000 | | | |
| | | | | | | | 100% | 345-A-1588 | SURVEY #1, BLOCK 0/0, SF 656, J.F. LEONARD | 110.5000 | 110.5000 | | | |
| | | | | | | | 100% | 345-A-1589 | SURVEY #4, BLOCK Z, SF 5841, J.F. LEONARD | 79.6700 | 79.6700 | | | |
| | | | | | | | 100% | 345-A-1590 | SURVEY #3, BLOCK Z, SF 5842, J.F. LEONARD | 140.5000 | 140.5000 | | | |
| | | | | | | | 100% | 345-A-1620 | S2N2 OF SURVEY #2, BLOCK FM, SF 2578, T.K. SPARKS | 60.9000 | 60.9000 | | | |
| | | | | | | | 100% | 345-A-1654 | SURVEY #1, BLOCK Z, SF 5994, J.F. LEONARD GRANTE | 37.8000 | 37.8000 | | | |
| | | | | | | | 100% | 345-A-1727 | S/4 OF SURVEY #2, BLOCK FM, SF2 578, R.L. BURNHA | 59.2000 | 59.2000 | | | |
| | | | | | | | 100% | 345-A-1801 | S2N2 OF SURVEY #2, BLOCK FM, SF 2578, ALEX SHIPL | 61.0000 | 61.0000 | | | |
| 301-158 | MOLLIE BURLESON RANCH LTD | MTT, L.P. LTD. PARTNERSHIP | 05/17/04 | 05/17/09 | 10/206 | .125000000 | 100% | 153-A-0075 | SURVEY #3, BLOCK 3, B&B RR. CO. | 630.6000 | 630.6000 | 1,054.4000 | 75% | 790.8000 |
| | | | | | | | 100% | 153-A-0094 | E PART SURVEY #3, BLOCK 1, H&GN RR CO | 134.6000 | 134.6000 | | | |
| | | | | | | | 100% | 153-A-1727 | S2 SURVEY #2, BLOCK FM, SF 2578 | 80.0000 | 80.0000 | | | |
| | | | | | | | 100% | 153-A-1801 | S2 N2 SURVEY #2, BLOCK FM, SF 2578, T.K. SPARKS | 79.0000 | 79.0000 | | | |
| | | | | | | | 100% | 153-A-2240 | N PART SURVEY #27, J.H. HODGES | 51.2000 | 51.2000 | | | |
| | | | | | | | 100% | 153-A-2260 | N2 S2 SURVEY #2, BLOCK FM, SF 2578, T.K. SPARKS | 79.0000 | 79.0000 | | | |
| 301-191 | MORGAN, MARGARET | VINTAGE PETROLEUM, INC. | 09/23/04 | 09/23/09 | 12/254 | .125000000 | 50% | 153-A-0046 | NW4 SURVEY 69, BLOCK 1, AB&M | 160.0000 | 80.0000 | 439.2345 | 75% | 329.4259 |
| | | | | | | | 50% | 153-A-0046 | W2SE4 SURVEY 69, BLOCK 1, AB&M | 78.4690 | 39.2345 | | | |
| | | | | | | | 50% | 153-A-1790 | SURVEY 8, BLOCK 1, HG&N | 640.0000 | 320.0000 | | | |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-110 | MUNCY, NORMAN | VINTAGE PETROLEUM, INC. | 07/01/04 | 07/01/09 | 10/108 | .125000000 | 100% | 153-A-0230 | W 1/4 W 1/2 SURVEY #19, BLOCK D-1 | 160.0000 | 160.0000 | 2,164.1160 | 75% | 1623.0870 |
| | | | | | | | 100% | 153-A-0411 | WEST SIDE SURVEY #101, BLOCK D-3, D.&P. RY. CO. | 14.7850 | 14.7850 | | | |
| | | | | | | | 100% | 153-A-1569 | N2 SURVEY #102, BLOCK D-3 | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1570 | SURVEY #96, BLOCK D-3, EL&RR RY CO. | 640.0000 | 640.0000 | | | |
| | | | | | | | 50% | 153-A-1784 | SURVEY #2, BLOCK D-3, T.F. MONTAQUE | 640.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1841 | N2 SURVEY #32, BLOCK D-1 | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1841 | S/2 SURVEY #32, BLOCK D-1 | 320.0000 | 320.0000 | | | |
| | | | | | | | 33% | 153-A-2011 | SURVEY #34, BLOCK 1, A.B.&M., CERT. #350 | 207.9930 | 69.3310 | | | |
| 301-215 | NELSON, WILLIAM HERSHEL, JR. | VINTAGE PETROLEUM, INC. | 09/23/04 | 09/23/09 | 14/45 | .125000000 | 100% | 153-A-1510 | SURVEY #784, BLOCK 1, AB&M | 110.0000 | 110.0000 | 516.0000 | 75% | 387.0000 |
| | | | | | | | 100% | 153-A-1510 | SURVEY #74, BLOCK 1, AB&M | 110.0000 | 110.0000 | | | |
| | | | | | | | 100% | 153-A-1510 | SURVEY #74, BLOCK 1, AB&M | 210.0000 | 210.0000 | | | |
| | | | | | | | 100% | 153-A-1512 | SE4 SURVEY #72, BLOCK 1, AB&M | 86.0000 | 86.0000 | | | |
| 301-231-1 | NICHOLSON, ROBIN ANN ROSS | VINTAGE PETROLEUM, INC. | 06/08/05 | 06/08/08 | 18/643 | .187500000 | 17% | 153-A-0295 | ALL SURVEY #1, WCRR | 305.3000 | 50.8834 | 106.6580 | 75% | 79.9935 |
| | | | | | | | 8% | 153-A-1333 | SURVEY #4, BLOCK 13, FRANKLIN ARCHER SURVEY # | 178.5000 | 14.8750 | | | |
| | | | | | | | 8% | 153-A-2172 | SOUTH PART SURVEY #377, T.E. DAWSON | 160.8000 | 13.4000 | | | |
| | | | | | | | 17% | 153-A-2445 | N PART SURVEY #2, WCRR | 144.6000 | 24.1000 | | | |
| | | | | | | | 17% | 153-A-2446 | SURVEY #380, BLOCK 3, J.F. ROBERTS | 20.4000 | 3.4000 | | | |
| 301-201 | NIXON, WILLIAM L. | VINTAGE PETROLEUM, INC. | 01/27/05 | 01/27/10 | 14/48 | .125000000 | 24% | 153-A-0036 | S2 SURVEY #53, BLOCK 1, AB&M | 320.0000 | 76.1905 | 76.1905 | 75% | 57.1429 |
| 301-181 | ORSBURN, THOMASINE W. | VINTAGE PETROLEUM, INC. | 09/15/04 | 09/15/09 | 11/585 | .125000000 | 100% | 153-A-2451 | SW4 SURVEY #76, BLOCK D-3 | 160.0000 | 160.0000 | 160.0000 | 75% | 120.0000 |
| 301-159 | PAPPY CAMPBELL FARM | MTT, L.P. LTD PARTNERSHIP | 07/14/04 | 07/14/09 | 34/704 | .125000000 | 100% | 345-A-0018 | N PART N2 SURVEY #249, BS&F | 200.0000 | 200.0000 | 208.6000 | 75% | 156.4500 |
| | | | | | | | 100% | 345-A-0592 | NE/CNE4 SURVEY #9, MATADOR LAND&CATTLE CO., | 8.6000 | 8.6000 | | | |
| 301-203 | PEASE RIVER RANCH | VINTAGE PETROLEUM, INC. | 09/27/04 | 09/27/09 | 35/9 | .125000000 | 73% | 345-A-0192 | ALL SURVEY #73, T&P RY. CO., BLOCK 4 | 640.0000 | 465.0029 | 1,846.3727 | 65% | 302.2519 |
| | | | | | | | 63% | 345-A-1185 | S&W PART OF SURVEY #74, T&P RR. CO., BLOCK #4 | 440.0000 | 275.0000 | | 75% | 206.2500 |
| | | | | | | | 78% | 345-A-1574 | ALL OF SURVEY #1, M. DAMRON, BLOCK 0/5 | 597.5000 | 463.0864 | | 65% | 301.0062 |
| | | | | | | | 78% | 345-A-1645 | ALL SURVEY #1, J.F. FISH, BLOCK HF | 585.5000 | 453.7860 | | 65% | 294.9609 |
| | | | | | | | 78% | 345-A-1778 | SURVEY #122, LEE FISH, BLOCK 1/2 | 153.5000 | 118.9687 | | 65% | 77.3297 |
| | | | | | | | 78% | 345-A-1846 | ALL SURVEY #2,BLOCK 0/5, T.J. DORSEY | 91.0000 | 70.5287 | | 65% | 45.8437 |
| 301-209 | PIERCE, JAMES THOMAS | VINTAGE PETROLEUM, INC. | 03/05/05 | 03/05/10 | 0019/0156 | .125000000 | 100% | 153-A-1512 | NE4 SURVEY #72, BLOCK 1, AB&M | 74.0000 | 74.0000 | 74.0000 | 75% | 55.5000 |
| 301-219-1 | PIERCE, SUSAN K. | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/10 | 0019/0210 | .187500000 | 17% | 153-A-1784 | ALL SURVEY #2, BLOCK D-3 | 640.0000 | 106.6700 | 106.6700 | 75% | 80.0025 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-113 | POOLE, KENNETH B. | VINTAGE PETROLEUM, INC. | 07/14/04 | 07/14/09 | 10/282 | .125000000 | 50% | 153-A-0076 | NE4 SURVEY #5, BLOCK 1, B&B SURVEY | 160.0000 | 80.0000 | 400 0000 | 75% | 300.0000 |
| | | | | | | | 50% | 153-A-0091 | SURVEY #5, BLOCK 1, H&GN | 640.0000 | 320.0000 | | | |
| 301-212 | POWELL, IMA JEAN | VINTAGE PETROLEUM, INC. | 11/08/04 | 11/08/09 | 14/51 | .125000000 | 100% | 153-A-0142 | W2 SURVEY #17, BLOCK T | 240.0000 | 240.0000 | 240.0000 | 75% | 180.0000 |
| 301-232 | PRATT, A.C. | VINTAGE PETROLEUM, INC. | 06/13/05 | 06/13/08 | 0019/0159 | .187500000 | 33% | 153-A-0030 | SW4 SURVEY #43, BLOCK 1, AB&M | 160.0000 | 53.3334 | 586.3330 | 75% | 439.7498 |
| | | | | | | | 33% | 153-A-0035 | E2 SURVEY #55, BLOCK #1, AB&M | 320.0000 | 106.6667 | | | |
| | | | | | | | 100% | 153-A-1512 | SURVEY #72, AB&M, BLOCK 1 | 86.0000 | 86.0000 | | | |
| | | | | | | | 100% | 153-A-1907 | NW4 SURVEY #54, AB&M, BLOCK 1 | 160.0000 | 160.0000 | | | |
| | | | | | | | 33% | 153-A-2094 | E2W2 SURVEY #268, J.A. SPARKS | 150.5000 | 50.1667 | | | |
| | | | | | | | 33% | 153-A-2094 | W2E2 SURVEY #268, J.A. SPARKS | 150.5000 | 50.0000 | | | |
| | | | | | | | 33% | 153-A-2094 | NE PART E2 SURVEY #268, J.A. SPARKS | 80.0000 | 26.6667 | | | |
| | | | | | | | 33% | 153-A-2204 | NE4 SURVEY #54, BLOCK 1, AB&M | 160.0000 | 53.3334 | | | |
| 301-128 | PRITCHETT, EARLY PRICE | MTT, L.P. LTD. PARTNERSHIP | 03/31/04 | 03/31/09 | 8/87 | .125000000 | 100% | 153-A-0222 | NE4 SURVEY #25, BLOCK D-2, GC&SF RY. CO. | 160.0000 | 160.0000 | 360.0000 | 75% | 270.0000 |
| | | | | | | | 100% | 153-A-0222 | N PART NW4 SURVEY #25, BLOCK D-2, GC&SF RY. CO | 6.0000 | 6.0000 | | | |
| | | | | | | | 100% | 153-A-1839 | W2 SURVEY #26, BLOCK D-2, CERT. #4/450 | 194.0000 | 194.0000 | | | |
| 301-210 | PROBASCO PARTNERSHIP | VINTAGE PETROLEUM, INC. | 02/11/05 | 02/11/10 | 0019/0150 | .125000000 | 100% | 153-A-1976 | SW4 SURVEY #54, BLOCK 1 AB&M | 160.0000 | 160.0000 | 160 0000 | 75% | 120 0000 |
| 301-241-1 | RAMIREZ, DEBRA M. | VINTAGE PETROLEUM, INC. | 06/13/05 | 06/13/08 | 0020/0551 | .187500000 | 17% | 153-A-0030 | SW4 SURVEY 43, AB&M, BLOCK 1 | 160.0000 | 26.6667 | 170.1670 | 75% | 127.6253 |
| | | | | | | | 17% | 153-A-0035 | E2 SURVEY 55, BLOCK #1, AB&M | 320.0000 | 53.3334 | | | |
| | | | | | | | 33% | 153-A-2094 | W2E2 SURVEY 268, J.A. SPARKS | 150.5000 | 49.9995 | | | |
| | | | | | | | 17% | 153-A-2094 | NE PART E2 SURVEY 268, J.A. SPARKS | 80.0000 | 13.3334 | | | |
| | | | | | | | 17% | 153-A-2204 | NE4 SURVEY 54, AB&M | 160.0000 | 26.6667 | | | |
| 301-188 | RAYMOND HENRY HAMILTON ESTATE | ENEXCO, INC. | 02/23/01 | 02/23/06 | 4/604 | .125000000 | 100% | 345-A-0434 | N PT SE PT SURVEY #16, BLOCK Q, JOHN G. ADAIR | 398.0000 | 398.0000 | 447.3200 | 75% | 335.4900 |
| | | | | | | | 100% | 345-A-0434 | SE PART SURVEY #16, BLOCK Q, JOHN G. ADIAR | 44.7400 | 44.7400 | | | |
| | | | | | | | 100% | 345-A-1896 | NW/C SECTION 42, BLOCK 3, T&P RY. CO. | 4.5800 | 4.5800 | | | |
| 301-174 | REEVES, DOROTHY | VINTAGE PETROLEUM, INC. | 08/31/04 | 08/31/09 | 11/577 | .125000000 | 50% | 153-A-0035 | SW4 SURVEY #55, BLOCK #1, AB&M | 160.0000 | 80.0000 | 80.0000 | 75% | 60 0000 |
| 301-148 | REID, DOROTHY PRITCHETT | MTT, L.P. LTD PARTNERSHIP | 04/08/04 | 04/08/09 | 9/496 | .125000000 | 100% | 153-A-1800 | N2 SURVEY #22, BLOCK. D-2, CERT. #4/732, GC&SF RY | 316 6700 | 316.6700 | 316 6700 | 75% | 237.5025 |
| 301-141 | RENFRO, JUDY | MTT, L.P. LTD. PARTNERSHIP | 03/23/04 | 03/23/09 | 34/584 | .125000000 | 100% | 345-A-0165 | SURVEY #19, BLOCK #4, T&P RR. CO., CERT. #2/929 | 640.0000 | 640.0000 | 1,430.0000 | 75% | 1072.5000 |
| | | | | | | | 100% | 345-A-1072 | SURVEY #18, BLOCK #4, T&P RR. CO., CERT. #2/928 | 640.0000 | 640.0000 | | | |
| | | | | | | | 50% | 345-A-1134 | W SIDE SURVEY #20, BLOCK #4, T&P RR. CO. | 300.0000 | 150.0000 | | | |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-160 | RICHARDSON, CHARLOTTE CAMPBELL, ET AL | MTT, L.P. LTD. PARTNERSHIP | 07/14/04 | 07/14/09 | 34/702 | .125000000 | 100% | 345-A-0592 | TWO TRACTS IN CENTER OF SURVEY #9, BLOCK K, M | 265.9000 | 265.9000 | 277.1700 | 75% | 207.8775 |
| | | | | | | | 100% | 345-A-0592 | SURVEY #9, BLOCK K, MATADOR CATTLE CO. | 11.2700 | 11.2700 | | | |
| 301-220-2 | RIPLEY, MATTY LEE | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/08 | 0019/0213 | .187500000 | 20% | 153-A-1747 | N2 SURVEY #46, BLOCK #1, AB&M | 320.0000 | 64.0000 | 64.0000 | 75% | 48.0000 |
| 301-163-1 | ROBERT WINFIELD OVERSTREET TRUST | VINTAGE PETROLEUM, INC. | 07/21/04 | 07/21/09 | | .140000000 | 13% | 153-A-0315 | SECTION #71, BLOCK D-3, EL&RR RR. CO., CERT. #773 | 640.0000 | 80.0000 | 1,918.4500 | 65% | 52.0000 |
| | | | | | | | 13% | 153-A-0316 | SURVEY #67, BLOCK D-3, EL&RR RR. CO., CERT. #71 | 640.0000 | 80.0000 | | 65% | 52.0000 |
| | | | | | | | 50% | 153-A-0317 | E2 SURVEY #69, BLOCK D-3, EL&RR RR. CO. | 320.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-1041 | SURVEY #22, BLOCK G-P, SF 17239, CHARLES GOODNI | 675.4000 | 337.7000 | | 65% | 219.5050 |
| | | | | | | | 50% | 153-A-1043 | SURVEY #23, BLOCK G-P, SF 17240, CHARLES GOODNI | 49.7600 | 24.8800 | | 75% | 18.6600 |
| | | | | | | | 50% | 153-A-1144 | F.E. TURNER SURVEY | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-1311 | W.J. DRACE SURVEY | 52.7000 | 26.3500 | | 75% | 19.7625 |
| | | | | | | | 50% | 153-A-1312 | J.P. DRACE SURVEY | 160.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 25% | 153-A-1645 | SECTION #68, BLOCK D-3, EL&RR RR. CO., CERT. #771 | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1646 | SURVEY #70, BLOCK D-3,EL&RR RR. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1679 | SURVEY #66, BLOCK D-3, CERT. #1021 | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1681 | SECTION #14, BLOCK D-3, CERT. 1/726, BS&F | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 25% | 153-A-1828 | SECTION #72, BLOCK D-3, EL&RR RR. CO. | 640.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 50% | 153-A-2144 | J.P. DRACE SURVEY #363, SF 3195 | 162.4000 | 81.2000 | | 75% | 60.9000 |
| | | | | | | | 50% | 153-A-2145 | J.P. DRACE SURVEY #402, SF 5976 | 14.8000 | 7.4000 | | 75% | 5.5500 |
| | | | | | | | 50% | 153-A-2189 | R.H. BROOKS SURVEY #225, SF 432 | 162.0000 | 81.0000 | | 75% | 60.7500 |
| | | | | | | | 50% | 153-A-2197 | R.H. BROOKS SURVEY #251, SF 433 | 59.1000 | 29.5500 | | 75% | 22.1625 |
| | | | | | | | 50% | 153-A-2391 | J.M. JACKSON SURVEY, SF 11171 | 97.0000 | 48.5000 | | 65% | 31.5250 |
| | | | | | | | 50% | 153-A-2652 | JOHN F. LEWIS SURVEY #425, SF 15303 | 3.7400 | 1.8700 | | 75% | 1.4025 |
| 301-224 | ROSS FARMS | VINTAGE PETROLEUM, INC. | 05/20/05 | 05/20/08 | 18/659 | .187500000 | 100% | 153-A-1159 | NW4 SURVEY 4, JOHN GIBSON | 160.0000 | 160.0000 | 297.0000 | 75% | 222.7500 |
| | | | | | | | 100% | 153-A-1719 | EAST PART SURVEY 4, BLOCK 1 H&GN | 137.0000 | 137.0000 | | | |
| 301-223 | ROSS, MITCH | VINTAGE PETROLEUM, INC. | 05/20/05 | 05/20/08 | 18/663 | .187500000 | 33% | 153-A-1720 | SURVEY 4, BLOCK 1 B&B | 445.5000 | 148.5000 | 198.5250 | 75% | 148.8938 |
| | | | | | | | 25% | 153-A-2162 | SURVEY 380, BLOCK 3, J.F. ROBERTS | 24.7000 | 6.1750 | | | |
| | | | | | | | 25% | 153-A-2445 | SOUTH PART SURVEY 2, WCRR | 175.4000 | 43.8500 | | | |
| 301-225 | ROSS, ROBERT JACK | VINTAGE PETROLEUM, INC. | 05/20/05 | 05/20/08 | 18/652 | .187500000 | 75% | 153-A-0072 | SE4, SURVEY #83, BLOCK 1, AB&M | 152.0000 | 114.0000 | 580.8417 | 75% | 435.6313 |
| | | | | | | | 33% | 153-A-0295 | ALL SURVEY #1, WCRR | 305.3000 | 101.7667 | | | |
| | | | | | | | 17% | 153-A-1333 | SURVEY #4, BLOCK 13, FRANKLIN ARCHER SURVEY | 178.5000 | 29.7500 | | | |
| | | | | | | | 33% | 153-A-1720 | SURVEY #4, BLOCK 1 B&B | 445.5000 | 148.5000 | | | |
| | | | | | | | 25% | 153-A-2162 | SURVEY #380, BLOCK 3, J.F. ROBERTS SURVEY | 24.7000 | 6.1750 | | | |
| | | | | | | | 17% | 153-A-2172 | SOUTH PART SURVEY #377, T.E. DAWSON | 160.8000 | 26.8000 | | | |
| | | | | | | | 25% | 153-A-2445 | S PART SURVEY #2, WCRR | 175.4000 | 43.8500 | | | |
| | | | | | | | 67% | 153-A-2445 | NORTH PART SURVEY #2, WCRR | 144.6000 | 96.4000 | | | |
| | | | | | | | 67% | 153-A-2446 | SURVEY #380, BLOCK 3, J.F. ROBERTS | 20.4000 | 13.6000 | | | |
| 301-223-1 | ROSS, TOM | VINTAGE PETROLEUM, INC. | 05/20/05 | 05/20/08 | 18/649 | .187500000 | 33% | 153-A-1720 | SURVEY 4, BLOCK 1 B&B | 445.5000 | 148.5000 | 198.5250 | 75% | 148.8938 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 25% | 153-A-2162 | SURVEY 380, BLOCK 3, J.F. ROBERTS | 24.7000 | 6.1750 | | | |
| | | | | | | | 25% | 153-A-2445 | SOUTH PART SURVEY 2, WCRR | 175.4000 | 43.8500 | | | |
| 301-222 | ROSS, WILLIAM WAYNE | VINTAGE PETROLEUM, INC. | 05/20/05 | 05/20/08 | 18/656 | .187500000 | 33% | 153-A-0295 | ALL SURVEY #1, WCRR | 305.3000 | 101.7667 | 158.3170 | 75% | 118.7378 |
| | | | | | | | 17% | 153-A-1333 | SURVEY #4, BLOCK 13, FRANKLIN ARCHER SURVEY # | 178.5000 | 29.7500 | | | |
| | | | | | | | 17% | 153-A-2172 | SOUTH PART SURVEY #377, T.E. DAWSON | 160.8000 | 26.8000 | | | |
| 301-211 | SHANNON, FLEETA C. | VINTAGE PETROLEUM, INC. | 11/08/04 | 11/08/09 | 14/53 | .125000000 | 100% | 153-A-0131 | SURVEY #15, BLOCK T | 133.3300 | 133.3300 | 265.3300 | 75% | 198.9975 |
| | | | | | | | 100% | 153-A-0131 | SE PART SURVEY #15, BLOCK T | 132.0000 | 132.0000 | | | |
| 301-176 | SISSNEY, PHELON RAY | VINTAGE PETROLEUM, INC. | 09/15/04 | 09/15/09 | 11/609 | .125000000 | 50% | 153-A-1959 | E2 NE4 SURVEY #62, BLOCK D-3 | 80.0000 | 40.0000 | 80.0000 | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-1959 | W2 NE4 SURVEY #62, BLOCK D-3 | 80.0000 | 40.0000 | | | |
| 301-104 | SLOVER, BILLIE R. AND FAYE, HUSBAND & WIFE | MTT, L.P. | 03/10/04 | 03/10/09 | 34/245 | .125000000 | 50% | 345-A-0125 | SURVEY #1, H&GN RR CO. | 640.0000 | 320.0000 | 533.3300 | 65% | 346.6645 |
| | | | | | | | 100% | 345-A-0248 | E 1/3 SURVEY #5, BLOCK G-P, C&M RR CO., CERT.#168 | 213.3300 | 213.3300 | | | |
| 301-250 | SOUTH PLAINS MEDICAL BILLING INC. | VINTAGE PETROLEUM, INC. | 08/04/05 | 08/04/08 | 36/459 | .187500000 | 100% | 345-A-1773 | W 20 ACRES SE4 SURVEY 46, BLOCK T, BS&F | 20.0000 | 20.0000 | 120.0000 | 75% | 90.0000 |
| | | | | | | | 100% | 345-A-1909 | SW4 SURVEY 46,K BLOCK T, BS&F | 100.0000 | 100.0000 | | | |
| 301-228 | STEWART, SAMUEL EARL | VINTAGE PETROLEUM, INC. | 03/30/05 | 03/30/08 | 0019/0216 | .125000000 | 13% | 153-A-1790 | ALL SURVEY 8, BLOCK 1, H&GN | 640.0000 | 80.0000 | 80.0000 | 75% | 60.0000 |
| 301-218-2 | STEWART, SCOTT EDWIN | VINTAGE PETROLEUM, INC. | 03/30/05 | 03/30/10 | 0019/0219 | .125000000 | 13% | 153-A-1790 | SURVEY #8, BLOCK 1, H&GN | 640.0000 | 80.0000 | 80.0000 | 75% | 60.0000 |
| 301-187-2 | SUGARBERRY OIL AND GAS | VINTAGE PETROLEUM, INC. | 07/15/05 | 07/15/07 | 36/592 | .180000000 | 25% | 345-A-0460 | ALL SURVEY 45, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 162.0000 | 1,793.6625 | 75% | 1345.2469 |
| | | | | | | | 25% | 345-A-0462 | PART SURVEY 50, BLOCK M, MATADOR LAND & CAT | 652.5000 | 163.1250 | | | |
| | | | | | | | 25% | 345-A-0463 | ALL SURVEY 51, BLOCK M, MATADOR LAND & CATT. | 607.0000 | 151.7500 | | | |
| | | | | | | | 25% | 345-A-0472 | ALL OF SURVEY 48, BLOCK M, MATADOR LAND & CA | 647.5000 | 161.8750 | | | |
| | | | | | | | 25% | 345-A-0473 | ALL SURVEY 49, BLOCK M, MATADOR LAND & CATT. | 658.5000 | 164.6250 | | | |
| | | | | | | | 25% | 345-A-0491 | PART SURVEY 40, BLOCK M, MATADOR LAND & CAT | 520.0000 | 130.0000 | | | |
| | | | | | | | 25% | 345-A-0492 | ALL SURVEY 41, BLOCK M, MATADOR LAND & CATT. | 624.0000 | 156.0000 | | | |
| | | | | | | | 25% | 345-A-0493 | ALL SURVEY 42, BLOCK M, MATADOR LAND & CATT. | 638.2500 | 159.5625 | | | |
| | | | | | | | 25% | 345-A-0494 | PART SURVEY 43, BLOCK M, MATADOR LAND & CAT | 633.0000 | 158.2500 | | | |
| | | | | | | | 25% | 345-A-0552 | ALL SURVEY 47, BLOCK M, MATADOR LAND & CATT. | 648.0000 | 162.0000 | | | |
| | | | | | | | 25% | 345-A-0565 | ALL SURVEY 44, BLOCK M, MATADOR LAND & CATT. | 650.5000 | 162.6250 | | | |
| | | | | | | | 25% | 345-A-0578 | ALL SURVEY 52, BLOCK M, MATADOR LAND & CATT. | 247.4000 | 61.8500 | | | |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-151 | SWEPSTON, DANNY | MTT, L.P. LTD. PARTNERSHIP | 04/29/04 | 04/29/09 | 8/882 | .125000000 | 50% | 153-A-1042 | N PART SURVEY #20, BLOCK G-P, CHARLES GOODNIC | 183.3000 | 91.6500 | 493.9000 | 65% | 321.0350 |
| | | | | | | | 100% | 345-A-0439 | N PART SURVEY #20, BLOCK G-P, CHARLES GOODNIC | 402.2500 | 402.2500 | | | |
| 301-142 | THE FAMILY TRUST OF VIRGINIA M. CAGE | MTT, L.P. LTD. PARTNERSHIP | 05/18/04 | 05/18/09 | 9/149 | .125000000 | 100% | 153-A-1853 | E PART SURVEY 1, BLOCK F.M., S.F. T.K. SP0ARKS | 232.5800 | 232.5800 | 894.0000 | 75% | 670.5000 |
| | | | | | | | 100% | 153-A-2164 | SURVEY #313, DAVE SPARKS, S.F. 4439 | 440.5000 | 440.5000 | | | |
| | | | | | | | 100% | 153-A-2553 | W PART SURVEY #1, BLOCK F.M., S.F.T.K. SPARKS | 220.9200 | 220.9200 | | | |
| 301-146A | THRASHER, ALBERT | MTT, L.P. LTD. PARTNERSHIP | 06/07/04 | 06/07/09 | 9/846 | .125000000 | 25% | 153-A-2261 | SECTION 3, BLOCK FM, S.F. 2579, T.K. SPARKS | 229.7500 | 57.4375 | 356.9000 | 75% | 267.6750 |
| | | | | | | | 25% | 345-A-1064 | SECTION #6, WASHINGTON CO. RY. CO., CERT. #23/20 | 320.0000 | 80.0000 | | | |
| | | | | | | | 25% | 345-A-1066 | SURVEY #2, INDIANOLO RY. CO., CERT. #16/153 | 446.3000 | 111.5750 | | | |
| | | | | | | | 25% | 345-A-1619 | SECTION #1, BLOCK FM, SF 2577, T.K. SPARKS | 195.8000 | 48.9500 | | | |
| | | | | | | | 25% | 345-A-1621 | SECTION #3, BLOCK #FM, SF 2579, T.K. SPARKS | 235.7500 | 58.9375 | | | |
| 301-146 | THRASHER, ALLEN R. | MTT, L.P. LTD. PARTNERSHIP | 06/07/04 | 06/07/09 | 9/846 | .125000000 | 25% | 153-A-2261 | SECTION 3, BLK FM SF 2579, T.K.SPARKS | 229.7500 | 57.4375 | 356.9000 | 75% | 267.6750 |
| | | | | | | | 25% | 345-A-1064 | SECTION #6, WASHINGTON CO. RY. CO., CERT. #23/20 | 320.0000 | 80.0000 | | | |
| | | | | | | | 25% | 345-A-1066 | SURVEY #2, INDIANOLO RY. CO., CERT. #16/153 | 446.3000 | 111.5750 | | | |
| | | | | | | | 25% | 345-A-1619 | SECTION #1, BLOCK FM, SF 2577, T.K. SPARKS | 195.8000 | 48.9500 | | | |
| | | | | | | | 25% | 345-A-1621 | SECTION #3, BLOCK #FM, SF 2579, T.K. SPARKS | 235.7500 | 58.9375 | | | |
| 301-137 | TURNER, CRAIG | MTT, L.P. LTD. PARTNERSHIP | 04/08/04 | 04/08/09 | | .125000000 | 88% | 345-A-095 | NW4 SURVEY #87, JOHN GIPSON, CERT. #79 | 112.0000 | 98.0000 | 797.9000 | 75% | 598.4250 |
| | | | | | | | 100% | 345-A-1037 | NW4 SURVEY #68, BLOCK 4, T&P RY. CO. CERT. #2/95 | 160.0000 | 160.0000 | | | |
| | | | | | | | 69% | 345-A-1044 | NW4 SURVEY #82, T&P RY. CO. | 78.0000 | 53.6250 | | | |
| | | | | | | | 100% | 345-A-1062 | NE PART NW4 SURVEY #84, T&P RR. CO | 20.0000 | 20.0000 | | | |
| | | | | | | | 94% | 345-A-1207 | S2 N2 E PART N2 S2 SURVEY #82, BLOCK 4, T&P RR. O | 176.0000 | 165.0000 | | | |
| | | | | | | | 100% | 345-A-1207 | E PART SURVEY #82, T&P RR. CO. | 41.5000 | 41.5000 | | | |
| | | | | | | | 88% | 345-A-1307 | N PART W2 SURVEY #88, JOHN GIPSON | 238.6000 | 208.7750 | | | |
| | | | | | | | 100% | 345-A-1922 | SW CORNER SW4 SURVYE #76, T&P RY. CO. | 51.0000 | 51.0000 | | | |
| 301-106 | TURNER, DEAN | MTT, L.P. | 03/23/04 | 03/23/09 | 34/274 | .125000000 | 50% | 345-A- | SW4 SURVEY #75, T.&P. RY. CO., BLOCK 4,CERT #2/95 | 160.0000 | 80.0000 | 3,071.0250 | 75% | 60.0000 |
| | | | | | | | 100% | 345-A- | SE4 SURVEY #84, JOHN GIPSON, CERT. #77, PAT 427 | 168.3000 | 168.3000 | | 75% | 126.2250 |
| | | | | | | | 50% | 345-A-0092 | SW4 SURVEY #81, JOHN GIPSON, CERT. #76 | 167.0000 | 83.5000 | | 75% | 62.6250 |
| | | | | | | | 50% | 345-A-0097 | W SIDE SURVEY #91, BLOCK J.G., CERT. #81 | 186.0000 | 93.0000 | | 75% | 69.7500 |
| | | | | | | | 100% | 345-A-0193 | E2 SE4 OF SURVEY #75, BLOCK 4, T.&P. RR. CO | 80.0000 | 80.0000 | | 75% | 60.0000 |
| | | | | | | | 50% | 345-A-0194 | SW4 SURVEY #77, BLOCK 4, T.&P. RY. CO. | 154.0000 | 77.0000 | | 75% | 57.7500 |
| | | | | | | | 100% | 345-A-0197 | W2 OF THE NW4 SURVEY #83, BLOCK 4, T.&P. RR. CO. | 40.0000 | 40.0000 | | 75% | 30.0000 |
| | | | | | | | 100% | 345-A-0197 | SW4 SURVEY #77, BLOCK 4, T.&P. RY. CO. | 141.5700 | 141.5700 | | 75% | 106.1775 |
| | | | | | | | 94% | 345-A-0198 | N2 SECTION #85, BLOCK 4, T.&P. RY. CO. | 320.0000 | 300.0000 | | 75% | 225.0000 |
| | | | | | | | 100% | 345-A-0986 | NE CORNER OF SURVEY #46, C.K. MCDOWELL | 6.4200 | 6.4200 | | 75% | 4.8150 |
| | | | | | | | 100% | 345-A-1166 | W SIDE OF SW CORNER W2 SURVEY #36, JOHN GIPSO | 91.0800 | 91.0800 | | 75% | 68.3100 |
| | | | | | | | 38% | 345-A-1168 | N2 SURVEY #84, JOHN GIPSON, CERT. #77 | 318.8000 | 119.5500 | | 75% | 89.6625 |
| | | | | | | | 100% | 345-A-1169 | W SIDE NW CORNER W2 SURVEY #36, JOHN GIPSON | 99.0000 | 99.0000 | | 75% | 74.2500 |
| | | | | | | | 100% | 345-A-1185 | NE4 SURVEY #74, T.&P. RY. CO. | 200.0000 | 200.0000 | | 75% | 150.0000 |
| | | | | | | | 50% | 345-A-1236 | E 1/3 SURVEY #70, T.&P. RY. CO., BLOCK 4 | 117.8300 | 58.9150 | | 75% | 44.1863 |
| | | | | | | | 75% | 345-A-1511 | N PART SURVEY #94, JOHN GIPSON, CERT. #82 | 333.6000 | 250.2000 | | 75% | 187.6500 |
| | | | | | | | 100% | 345-A-1550 | N PART SURVEY #1, BLOCK 1/3, I.E. MARTIN, SF 2034 | 534.3600 | 534.3600 | | 75% | 400.7700 |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 100% | 345-A-1715 | SW4 SURVEY #72, BLOCK 4, T.&P. RY. CO. | 160.0000 | 160.0000 | | 65% | 104.0000 |
| | | | | | | | 100% | 345-A-1736 | SURVEY #76, T.&P. RR. CO. | 29.0000 | 29.0000 | | 75% | 21.7500 |
| | | | | | | | 100% | 345-A-1789 | SURVEY #123, I.E. MARTIN, SF NO. 11077 | 101.6700 | 101.6700 | | 75% | 76.2525 |
| | | | | | | | 100% | 345-A-1866 | SURVEY #76, T.&P. RY. CO., PAT. NO. 52 | 187.4600 | 187.4600 | | 75% | 140.5950 |
| | | | | | | | 100% | 345-A-1914 | SURVEY #76, T.&P. RY. CO. ORIGINAL GRANTEE | 71.0000 | 71.0000 | | 75% | 53.2500 |
| | | | | | | | 100% | 345-A-1922 | SURVEY #76, T.&P. RY. CO. | 97.0000 | 97.0000 | | 75% | 72.7500 |
| | | | | | | | 100% | 345-A-MATA | LOT 4, S 1/2 OF LOT 3, BLOCK 171 | 1.0000 | 1.0000 | | 75% | 0.7500 |
| | | | | | | | 100% | 345-A-MATA | LOT 20, SIZE 60' BY 150' | 1.0000 | 1.0000 | | 75% | 0.7500 |
| 301-253 | TURNER, DEAN | MTT, L.P. | 07/23/04 | 07/23/09 | | | 100% | 153-A-0443 | N PART SURVEY 45, BLOCK G.M., GC&SF | 409.1300 | 409.1300 | 413.7800 | 75% | 310.3350 |
| | | | | | | | 100% | 153-A-2164 | SEC SE4 SURVEY 48, BLOCK G.M., GC&SF | 4.6500 | 4.6500 | | | |
| 301-139 | TURNER, JOHNNY W. | MTT, L.P. LTD. PARTNERSHIP | 02/09/04 | 02/09/09 | 34/251 | .125000000 | 100% | 345-A-0188 | W SIDE SE4 SURVEY #65, BLOCK #4, T&P RR. CO. | 100.0000 | 100.0000 | 820.0000 | 75% | 75.0000 |
| | | | | | | | 100% | 345-A-0188 | NW4 SURVEY #65, BLOCK #4, CERT. #2/952, T&P RR.C | 160.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 100% | 345-A-1468 | N4, SE4 NE4 SURVEY #6, BLOCK G-P, C&M RR. CO. | 200.0000 | 200.0000 | | 65% | 130.0000 |
| | | | | | | | 100% | 345-A-1738 | NE4 SURVEY #72, BLOCK #4, T&P RR. CO. | 120.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 100% | 345-A-1740 | NW4 SURVEY #72, BLOCK #4, T&P RR. CO. | 120.0000 | 120.0000 | | 65% | 78.0000 |
| | | | | | | | 100% | 345-A-1852 | E PART SURVEY #76, BLOCK #4, T&P RR. CO. | 120.0000 | 120.0000 | | 75% | 90.0000 |
| 301-129 | TURNER, POLLY LOUISE | MTT, L.P. LTD. PARTNERSHIP | 03/31/04 | 03/31/09 | 8/98 | .125000000 | 100% | 153-A-0328 | N2 W 40 A. SW4 SURVEY #39, BLOCK D-1, CERT. #2/20 | 320.0000 | 320.0000 | 864.6400 | 75% | 648.4800 |
| | | | | | | | 100% | 153-A-1473 | NW4 SURVEY #30, BLOCK D-1, CERT. #2/210 | 153.8400 | 153.8400 | | | |
| | | | | | | | 100% | 153-A-1523 | SURVEY #52, BLOCK D-3, CERT. #584 | 70.8000 | 70.8000 | | | |
| | | | | | | | 100% | 153-A-1565 | SW4 SURVEY #30, BLOCK D-1, CERT. #2/210 | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-1716 | SW4 SURVEY #20, BLOCK D-2, GC&SF RY. CO. | 160.0000 | 160.0000 | | | |
| 301-252 | TURNER, RICHARD T. | MTT, L.P. | 08/19/04 | 08/19/09 | | | 100% | 345-A-1797 | SURVEY 20, J.E. POTEET | 17.6500 | 17.6500 | 117.6500 | 75% | 88.2375 |
| | | | | | | | 100% | 345-A-1831 | SURVEY 1, B.F. TURNER | 100.0000 | 100.0000 | | | |
| 301-197 | UPTON, RONNIE | VINTAGE PETROLEUM, INC. | 10/15/04 | 10/15/09 | 12/257 | .125000000 | 100% | 153-A-2135 | SURVEY 2, BLOCK 1, AB&M | 280.0000 | 280.0000 | 360.0000 | 75% | 270.0000 |
| | | | | | | | 100% | 153-A-2461 | SURVEY 10, BLOCK 1 | 80.0000 | 80.0000 | | | |
| 301-204 | WAGGONER, DELTON DWAIN | VINTAGE PETROLEUM, INC. | 02/11/05 | 02/11/10 | 0019/0225 | .125000000 | 50% | 153-A-0052 | NE4 SURVEY #21, BLOCK #1 A.B.&M. | 160.0000 | 80.0000 | 160.0000 | 75% | 120.0000 |
| | | | | | | | 50% | 153-A-0052 | NW4 SURVEY #21, BLOCK 1, A.B.&M. | 160.0000 | 80.0000 | | | |
| 301-177 | WALLS, DOYLE | VINTAGE PETROLEUM, INC. | 09/15/04 | 09/15/09 | 11/598 | .125000000 | 100% | 153-A-1415 | N2 SURVEY #78, BLOCK D-3 | 320.0000 | 320.0000 | 480.0000 | 75% | 360.0000 |
| | | | | | | | 50% | 153-A-2565 | S2 SURVEY #78, BLOCK D-3 | 320.0000 | 160.0000 | | | |
| 301-202 | WALLS, LARRY DEAN | VINTAGE PETROLEUM, INC. | 12/02/04 | 12/02/09 | 14/55 | .125000000 | 17% | 153-A-0036 | S2 SURVEY #53, BLOCK 1, AB&M | 320.0000 | 53.3330 | 53.3330 | 75% | 39.9998 |
| 301-202-2 | WALLS, WILLIAM ROY | VINTAGE PETROLEUM, INC. | 12/02/04 | 12/02/09 | 14/58 | .125000000 | 17% | 153-A-0036 | S2 SURVEY #53, BLOCK 1, AB&M | 320.0000 | 53.3330 | 53.3330 | 75% | 39.9998 |

## Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-152 | WARE FARMS | MTT, L.P. LTD. PARTNERSHIP | 04/30/04 | 04/30/09 | 9/494 | .125000000 | 50% | 153-A-2017 | SW4 SECTION 4, GC&SF RR. CO., BLOCK G&M | 77.0000 | 38.5000 | 80.0000 | 75% | 60.0000 |
| | | | | | | | 50% | 153-A-2017 | SW4 SECTION 4, BLOCK G&M, GC&SF RR. CO. | 83.0000 | 41.5000 | | | |
| 301-135 | WARE, W.R. | MTT, L.P. LTD. PARTNERSHIP | 04/30/04 | 04/30/09 | 34/579 | .125000000 | 100% | 345-A-0284 | E2 SURVEY #37, BLOCK G&M | 320.0000 | 320.0000 | 320.0000 | 75% | 240.0000 |
| 301-145 | WARE, W.R. | MTT, L.P. LTD. PARTNERSHIP | 04/30/04 | 04/30/09 | 9/491 | .125000000 | 17% | 153-A-0146 | SURVEY #11, BLOCK D-3, CERT. #1/725 | 640.0000 | 106.6667 | 2,597.7223 | 75% | 80.0000 |
| | | | | | | | 50% | 153-A-0187 | SURVEY #1, BLOCK D-3, CERT. #593 | 10.0000 | 5.0000 | | 65% | 3.2500 |
| | | | | | | | 36% | 153-A-0187 | SURVEY #1, BLOCK D-3, CERT. #593 | 630.0000 | 227.5000 | | 65% | 147.8750 |
| | | | | | | | 36% | 153-A-0298 | S2 SURVEY #3, BLOCK D-3, CERT. #1/731 | 320.0000 | 115.5556 | | 65% | 75.1111 |
| | | | | | | | 100% | 153-A-0472 | E2 SURVEY #15, BLOCK G&M, CERT. #1/92 | 320.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 100% | 153-A-0472 | W2 SURVEY #15, BLOCK G&M, CERT. #1/92 | 320.0000 | 320.0000 | | 65% | 208.0000 |
| | | | | | | | 100% | 153-A-1765 | SE4 SURVEY #24, BLOCK D-3, CERT. #586 | 160.0000 | 160.0000 | | 75% | 120.0000 |
| | | | | | | | 72% | 153-A-1950 | SURVEY #2, BLOCK D-3, CERT. #593 | 648.0000 | 468.0000 | | 65% | 304.2000 |
| | | | | | | | 100% | 153-A-2489 | SURVEY #102, BLOCK #4, T&P RR. CO., CERT. #2/970 | 235.0000 | 235.0000 | | 75% | 176.2500 |
| | | | | | | | 100% | 153-A-2509 | SURVEY #14, BLOCK G&M, CERT. #1/91 | 640.0000 | 640.0000 | | 65% | 416.0000 |
| 301-189 | WARREN FAMILY TRUST | VINTAGE PETROLEUM, INC. | 10/20/04 | 10/20/09 | 12/260 | .125000000 | 50% | 153-A-0507 | W2 SURVEY 81, BLOCK D-3 | 320.0000 | 160.0000 | 887.5000 | 75% | 665.6250 |
| | | | | | | | 100% | 153-A-0507 | E2 SURVEY 81, BLOCK D-3 | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1698 | NW4 SURVEY 80, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| | | | | | | | 50% | 153-A-1801 | S2 SURVEY 26, BLOCK G&M | 320.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-2569 | E 100 ACRES OF THE SE4 SURVEY 56, BLOCK D-3 | 87.5000 | 87.5000 | | | |
| 301-190 | WARREN, THOMAS E. | VINTAGE PETROLEUM, INC. | 10/20/04 | 10/20/09 | 12/263 | .125000000 | 100% | 153-A-0058 | S2NE4 SURVEY 125, BLOCK 1, AB&M | 80.0000 | 80.0000 | 559.7540 | 75% | 419.8155 |
| | | | | | | | 100% | 153-A-0058 | SE4 SURVEY 125, BLOCK 1, AB&M | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-0349 | ALL OF SURVEY 87, BLOCK D-3 | 149.8000 | 149.8000 | | | |
| | | | | | | | 100% | 153-A-2351 | SW4 SURVEY 80, BLOCK D-3 | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-2569 | SE4 SURVEY 56, BLOCK D-3 | 9.9540 | 9.9540 | | | |
| 301-244 | WAYNE TAYLOR COMPANY, INC. | VINTAGE PETROLEUM, INC. | 07/12/05 | 07/12/08 | 20/618 | .187500000 | 50% | 153-A-1913 | SURVEY 8, BLOCK G-M, GC&SF RY CO. | 663.7400 | 331.8700 | 331.8700 | 75% | 248.9025 |
| 301-171 | WES & LYNN CAMPBELL LIVING TRUST | VINTAGE PETROLEUM, INC. | 08/25/04 | 08/25/09 | 10/853 | .125000000 | 50% | 153-A-0004 | S2 SURVEY #47, BLOCK #1, AB&M | 320.0000 | 160.0000 | 2,382.6350 | 75% | 1786.9763 |
| | | | | | | | 100% | 153-A-1412 | S2 SURVEY 22, BLOCK #1, AB&M | 320.0000 | 320.0000 | | | |
| | | | | | | | 100% | 153-A-1749 | SURVEY #48, BLOCK #1, AB&M | 640.0000 | 640.0000 | | | |
| | | | | | | | 100% | 153-A-1818 | SW4 SURVEY #6, BLOCK #1, H&GN RY. CO. | 160.0000 | 160.0000 | | | |
| | | | | | | | 100% | 153-A-1818 | SE4 SURFEY #6, BLOCK #1, HG&N RY. CO. | 160.0000 | 160.0000 | | | |
| | | | | | | | 75% | 153-A-1897 | N2 SURVEY #74, BLOCK D-3, E.L. & R.R. RY. CO. | 320.0000 | 240.0000 | | | |
| | | | | | | | 100% | 153-A-1901 | SEC SW4 SURVEY #80, BLOCK #1, AB&M | 41.2000 | 41.2000 | | | |
| | | | | | | | 100% | 153-A-1932 | N PART SURVEY #106, BLOCK #1, AB&M | 168.5000 | 168.5000 | | | |
| | | | | | | | 100% | 153-A-2012 | N2 SURVEY #2, BLOCK #1, H&GN RY. CO. | 237.0000 | 237.0000 | | | |
| | | | | | | | 50% | 153-A-2281 | E2 SURVEY #122, BLOCK #1, AB&M | 296.5500 | 148.2750 | | | |
| | | | | | | | 100% | 153-A-2415 | E3 S2 SURVEY #46, BLOCK #1, AB&M | 106.6600 | 106.6600 | | | |

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 301-138 | WHITFILL, RUBY JEWEL | MTT, L.P. LTD. PARTNERSHIP | 04/08/04 | 04/08/09 | 8/763 | .125000000 | 100% | 153-A-0215 | NW4 SURVEY #19, BLOCK D-2, CERT. #4/595 | 160.0000 | 160.0000 | 320 0000 | 75% | 240.0000 |
| | | | | | | | 100% | 153-A-2507 | NE4 SECTION #10, BLOCK D-2, H.R. BROWN | 160.0000 | 160.0000 | | | |
| 301-221 | WILLIAMS, GALE LUCIUS | VINTAGE PETROLEUM, INC. | 04/01/05 | 04/01/08 | 0019/0228 | .187500000 | 18% | 153-A-0088 | ALL J.B. FROST SURVEY | 1,156.0000 | 202.3000 | 409 6580 | 75% | 307.2435 |
| | | | | | | | 18% | 153-A-0402 | ALL SURVEY 115, BLOCK D-3 | 224.9000 | 39.3575 | | | |
| | | | | | | | 18% | 153-A-0410 | ALL SURVEY #103, BLOCK D-3 | 640.0000 | 112.0000 | | | |
| | | | | | | | 18% | 153-A-2155 | S2 SURVEY 112, BLOCK 1, AB&M | 320.0000 | 56.0000 | | | |
| 301-220-3 | WOMACK, BRUCE LARIMORE | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/08 | 0019/0231 | .187500000 | 20% | 153-A-1747 | N2 SURVEY #46, BLOCK #1, AB&M | 320.0000 | 64.0000 | 64.0000 | 75% | 48.0000 |
| 301-220 | WOMACK, CARROLL TRIPLET | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/08 | 0019/0237 | .187500000 | 20% | 153-A-1747 | N2 SURVEY #46, BLOCK #1, AB&M | 320.0000 | 64.0000 | 64.0000 | 75% | 48.0000 |
| 301-220-1 | WOMACK, MARY RUTH | VINTAGE PETROLEUM, INC. | 04/06/05 | 04/06/08 | 0019/0234 | .187500000 | 20% | 153-A-1747 | N2 SURVEY #46, BLOCK #1, AB&M | 320.0000 | 64.0000 | 64.0000 | 75% | 48.0000 |
| 301-216 | ZELA BOLES TRUST | VINTAGE PETROLEUM, INC. | 03/16/05 | 03/16/08 | 36/86 | .187500000 | 50% | 345-A-0043 | SURVEY #47, BLOCK T, BS&F | 310.9700 | 155.4850 | 695.6512 | 75% | 521.7384 |
| | | | | | | | 49% | 345-A-0243 | SURVEY #5, BLOCK 0-1, C&M | 319.0960 | 155.1162 | | | |
| | | | | | | | 50% | 345-A-1346 | SURVEY #34, BLOCK T, BS&F | 159.1000 | 79.5500 | | | |
| | | | | | | | 25% | 345-A-1347 | E2 SURVEY #48, BLOCK T, BS&F | 320.0000 | 80.0000 | | | |
| | | | | | | | 50% | 345-A-1348 | ALL SECTION 6, BLOCK 0-1, C&M | 451.0000 | 225.5000 | | | |
| | HOUSE, W. F. | ENEXCO, INC. | 06/02/01 | | 307/530 | | 100% | | | 318.5000 | 318.5000 | 318.0000 | 100% | 318.5000 |
| | MONTGOMERY, CLIFFORD & JOHN | ENEXCO, INC. | 06/02/01 | | 18/143 | | 100% | | | 450.0000 | 450.0000 | 450.0000 | 100% | 450.0000 |
| | HAMILTON, MARY JANE, ET AL | ENEXCO, INC. | 02/23/01 | | 18/136 | | 100% | | | | | | | |
| | Total | PALO DURO | | | | | | | | | 202,026 | 202,026 | | 147,666 |

Vintage Net Acres

The above Leases and Lands are subject to the following:

**Assignments:**

PetroGlobe AMI Assignment - pending. Waiting on recording certain Memorandum of Leases

ORRI Assignments - 1% of 8/8ths due to TerraSpec on all leases taken.

ORRI Assignments - 1.5% of 8/8ths due to MTT on all leases taken

ORRI Assignments - 0.25% of 8/8ths due to Kendis Julian & Philip Smitherman on select leases. Pending Interest Assignment due PetroGlobe & TerraSpec on drilling/spacing unit for Cogdell 1-02, Echols 2 #1 Interest

**Agreements:**

Purchase and Sale Agreement - MTT to Vintage dated 26 Apr 2004

Post Closure Settlement Letter - MTT to Vintage agreed to 7 Sep 2004

Participation Agreement between PetroGlobe, MTT, and VPI effective 1 Apr 2004

Exploration Agreement between TerraSpec and VPI thru MTT date 17 Dec 2003

Clarification Agreement dated 5 Aug 2004 between VPI and TerraSpec referencing the aforementioned Exploration Agreement

# Palo Duro Leases

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Lessor Royalty | Lessors Mineral Interest | Location | Description | Tract Gross Acres | Tract Net Acres | Lease Total Net Acres | Vintage Working Interest Share | Vintage Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (NGL) "Y" Grade Gas Liquids Agreement between VPI and White Flat Energy thru MTT dated 10 Feb 2004 | | | | | | | | | | | | | | |
| AMI | | | | | | | | | | | | | | |
| Contract Area - VPI - MTT subject to Purchase and Sale Agreement - Floyd, Motley, Swisher, Briscoe, and Hall Counties, Texas | | | | | | | | | | | | | | |
| PetroGlobe AMI - VPI - 65% WI, TerraSpec - 25% WI, PetroGlobe - 10% WI | | | | | | | | | | | | | | |
| Outside PetroGlobe AMI - VPI - 75% WI, TerraSpec - 25% WI | | | | | | | | | | | | | | |
| JOA | | | | | | | | | | | | | | |
| Operating Agreement dated 15 June 2004 f/o PetroGlobe AMI with VPI as Operator, TerraSpec & PetroGlobe as Non-Ops | | | | | | | | | | | | | | |
| Operating Agreement dated 15 June 2004 for all lands EXCEPT PetroGlobe AMI with VPI as Operator & TerraSpec as Non-Ops | | | | | | | | | | | | | | |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-439 | LATHAM, MIKE D. & VIRGINIA PEEBLES | BASIN LAND COMPANY | 07/12/05 | 07/12/10 | 200/967 | 100.00% | 16.6667% | 100.0000% | 022S-015W,30 | 3.0000 | 3.0000 |
| 300-159 | ABRASLEY, ELIZABETH NOBLES | COASTAL RESOURCES | 09/28/04 | 06/28/09 | 193/473 | 100.00% | 16.6667% | 25.0000% | 024N-003W,14 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 024N-003W,15 | 160.0000 | 40.0000 |
| | | | | | | | | 25.0000% | 024N-003W,22 | 160.0000 | 40.0000 |
| | | | | | | | | 25.0000% | 024N-003W,22 | 10.0000 | 2.5000 |
| | | | | | | | | 50.0000% | 024N-003W,22 | 5.0000 | 2.5000 |
| | | | | | | | | 25.0000% | 024N-003W,23 | 80.0000 | 20.0000 |
| 300-261 | ALDRIDGE, ELMER | COASTAL RESOURCES | 07/25/05 | 07/25/10 | | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 2.0000 | 2.0000 |
| 300-264 | ALLBRITTON, JACQUELINE | COASTAL RESOURCES | 07/26/05 | 07/26/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,21 | 1.0000 | 1.0000 |
| 300-188 | ASHCRAFT, BETTY GATES | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/525 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,29 | 9.8180 | 9.8180 |
| 300-304-3 | AUSTIN, WILLIAM L. | SOUTHERN RESOURCES | 08/16/05 | 08/16/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,01 | 697.2700 | 174.3175 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-361 | BAKER, DORIS LONG CHAFIN | SOUTHERN RESOURCES | 09/30/05 | 09/30/10 | | 100.00% | 16.6667% | 100.0000% | 023N-003W,26 | 64.4400 | 64.4400 |
| 300-163 | BALDWIN, ROBERT W. | COASTAL RESOURCES | 11/15/04 | 11/15/09 | 193/484 | 100.00% | 16.6667% | 100.0000% | 024N-003W,23 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-003W,24 | 169.1000 | 169.1000 |
| 300-239 | BALL, KATHRYN BONNER | COASTAL RESOURCES | 04/19/05 | 04/19/10 | 200/869 | 100.00% | 16.6667% | 50.0000% | 022S-015W,21 | 20.0000 | 10.0000 |
| | | | | | | | | 50.0000% | 022S-015W,22 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 022S-015W,27 | 36.0000 | 18.0000 |
| 300-217 | BC INVESTMENTS, LLC | COASTAL RESOURCES | 03/03/05 | 03/03/08 | 194/981 | 100.00% | 16.6667% | 100.0000% | 022S-016W,07 | 50.0000 | 50.0000 |
| | | | | | | | | 100.0000% | 022S-016W,08 | 87.0000 | 87.0000 |
| | | | | | | | | 100.0000% | 022S-016W,18 | 40.0000 | 40.0000 |
| 300-263 | BEATTY, ARBIE VIRGINIA | COASTAL RESOURCES | 07/26/05 | 07/26/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,07 | 40.1100 | 40.1100 |
| 300-413 | BEATTY, JULIA ANN OWENS | SOUTHERN RESOURCES, INC. | 11/09/05 | 11/09/10 | | 100.00% | 16.6667% | | | | 185.0000 |
| 300-150 | BELL-ROSS, L.P. | COASTAL RESOURCES | 09/21/04 | 09/21/07 | 194/954 | 100.00% | 18.7500% | 100.0000% | 021S-016W,02 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 021S-016W,03 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 021S-016W,03 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 021S-016W,06 | 160.0000 | 160.0000 |
| | | | | | | | | 100.0000% | 021S-017W,17 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 021S-017W,17 | 80.0000 | 80.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 021S-017W,17 | 40.0000 | 40.0000 |
| 300-225 | BETHANY FARMS, INC. | COASTAL RESOURCES | 05/05/05 | 05/05/10 | 200/876 | 100.00% | 16.6667% | 100.0000% | 022S-015W,22 | 13.0700 | 13.0700 |
| | | | | | | | | 100.0000% | 022S-015W,26 | 472.0000 | 472.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 33.3800 | 33.3800 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 45.5000 | 45.5000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 37.0000 | 37.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 34.5000 | 34.5000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 10.0000 | 10.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 13.7500 | 13.7500 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 37.0000 | 37.0000 |
| | | | | | | | | 100.0000% | 022S-015W,27 | 15.0000 | 15.0000 |
| | | | | | | | | 100.0000% | 022S-015W,28 | 71.0000 | 71.0000 |
| | | | | | | | | 100.0000% | 022S-015W,29 | 9.9800 | 9.9800 |
| | | | | | | | | 100.0000% | 022S-015W,33 | 9.0000 | 9.0000 |
| | | | | | | | | 100.0000% | 022S-015W,34 | 108.0000 | 108.0000 |
| | | | | | | | | 100.0000% | 022S-015W,35 | 106.5000 | 106.5000 |
| 300-249 | BILLUPS, JOE | COASTAL RESOURCES | 05/13/05 | 05/13/10 | 200/767 | 100.00% | 16.6667% | 50.0000% | 021S-015W,17 | 1.0000 | 0.5000 |
| | | | | | | | | 50.0000% | 021S-015W,18 | 10.0000 | 5.0000 |
| 300-246 | BLACKSTONE ACQUISITIONS PARTNERS, I, L.P. | COASTAL RESOURCES | 02/09/05 | 02/09/08 | 193/567 | 100.00% | 25.0000% | 50.0000% | 019S-015W,22 | 20.0000 | 10.0000 |
| | | | | | | | | 50.0000% | 019S-015W,27 | 110.0000 | 55.0000 |
| | | | | | | | | 50.0000% | 019S-015W,27 | 90.0000 | 45.0000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 019S-015W,34 | 77.0000 | 38.5000 |
| | | | | | | | | 50.0000% | 019S-016W,21 | 120.0000 | 60.0000 |
| | | | | | | | | 50.0000% | 019S-016W,32 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 019S-016W,33 | 120.0000 | 60.0000 |
| | | | | | | | | 50.0000% | 019S-016W,36 | 100.0000 | 50.0000 |
| | | | | | | | | 50.0000% | 019S-016W,36 | 38.0000 | 19.0000 |
| | | | | | | | | 50.0000% | 020S-016W,04 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 021S-016W,19 | 25.0000 | 12.5000 |
| | | | | | | | | 50.0000% | 021S-016W,20 | 292.0000 | 146.0000 |
| | | | | | | | | 50.0000% | 021S-016W,21 | 380.0000 | 190.0000 |
| | | | | | | | | 50.0000% | 021S-016W,23 | 76.0000 | 38.0000 |
| | | | | | | | | 50.0000% | 021S-016W,28 | 13.0000 | 6.5000 |
| | | | | | | | | 50.0000% | 021S-016W,31 | 190.6100 | 95.3050 |
| | | | | | | | | 50.0000% | 021S-017W,36 | 20.0000 | 10.0000 |
| | | | | | | | | 50.0000% | 021S-017W,36 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 022S-015W,01 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 022S-015W,02 | 17.0000 | 8.5000 |
| | | | | | | | | 50.0000% | 022S-015W,11 | 300.0000 | 150.0000 |
| | | | | | | | | 50.0000% | 022S-015W,12 | 120.0000 | 60.0000 |
| | | | | | | | | 50.0000% | 022S-015W,14 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 022S-016W,35 | 58.8700 | 29.4350 |
| | | | | | | | | 50.0000% | 022S-017W,33 | 129.7300 | 64.8500 |
| | | | | | | | | 16.4063% | 023N,003W,05 | 640.0000 | 105.0000 |
| | | | | | | | | 50.0000% | 023N,003W,06 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 023N-002W,05 | 60.0000 | 30.0000 |
| | | | | | | | | 50.0000% | 023N-003W,01 | 240.0000 | 120.0000 |
| | | | | | | | | 50.0000% | 023N-003W,02 | 200.0000 | 100.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 023N-003W,02 | 126.0000 | 63.0000 |
| | | | | | | | | 50.0000% | 024N,002W,02 | 116.3000 | 58.1500 |
| | | | | | | | | 50.0000% | 024N,002W,03 | 261.1500 | 130.5750 |
| | | | | | | | | 50.0000% | 024N,002W,04 | 175.6000 | 87.8000 |
| | | | | | | | | 50.0000% | 024N,002W,07 | 47.2500 | 23.6250 |
| | | | | | | | | 50.0000% | 024N,002W,09 | 176.0000 | 88.0000 |
| | | | | | | | | 50.0000% | 024N,002W,10 | 445.0000 | 222.5000 |
| | | | | | | | | 50.0000% | 024N,002W,11 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 024N,002W,20 | 100.0000 | 50.0000 |
| | | | | | | | | 50.0000% | 024N,002W,21 | 134.8700 | 67.4350 |
| | | | | | | | | 50.0000% | 024N,003W,05 | 167.2700 | 83.6350 |
| | | | | | | | | 50.0000% | 024N,003W,08 | 194.2700 | 97.1350 |
| | | | | | | | | 50.0000% | 024N,003W,08 | 10.0000 | 5.0000 |
| | | | | | | | | 50.0000% | 024N,003W,10 | 180.0000 | 90.0000 |
| | | | | | | | | 50.0000% | 024N,003W,12 | 100.1200 | 50.0600 |
| | | | | | | | | 50.0000% | 024N,003W,13 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 024N,003W,13 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,14 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,14 | 43.6600 | 21.8300 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 93.5000 | 46.7500 |
| | | | | | | | | 50.0000% | 024N-003W,24 | 28.0000 | 14.0000 |
| | | | | | | | | 50.0000% | 024N-003W,24 | 12.0000 | 6.0000 |
| | | | | | | | | 50.0000% | 024N-003W,33 | 17.8600 | 8.9300 |
| | | | | | | | | 50.0000% | 024N-003W,33 | 210.0000 | 105.0000 |
| | | | | | | | | 50.0000% | 024N-003W,33 | 295.0000 | 147.5000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-416 | BLACKWELL, MARTHA M. ET VIR | BASIN LAND COMPANY, LLC. | 12/15/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 112.5850 |
| 300-160 | BLANCHARD CHARLES H. JR. | COASTAL RESOURCES | 11/01/04 | 11/01/07 | 193/471 | 100.00% | 18.7500% | 50.0000% | 022S-017W,33 | 320.0000 | 160.0000 |
| | | | | | | | | 50.0000% | 022S-017W,33 | 70.0000 | 35.0000 |
| | | | | | | | | 50.0000% | 022S-017W,33 | 127.9000 | 63.9500 |
| | | | | | | | | 50.0000% | 022S-017W,33 | 85.0000 | 42.5000 |
| | | | | | | | | 50.0000% | 022S-017W,34 | 320.0000 | 160.0000 |
| | | | | | | | | 50.0000% | 022S-017W,34 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 022S-017W,35 | 320.0000 | 160.0000 |
| | | | | | | | | 50.0000% | 022S-017W,35 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 022S-017W,35 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 022S-017W,36 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,03 | 640.0000 | 320.0000 |
| | | | | | | | | 50.0000% | 024N-003W,04 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,04 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,04 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 024N-003W,04 | 320.0000 | 160.0000 |
| | | | | | | | | 50.0000% | 024N-003W,05 | 167.2700 | 83.6350 |
| | | | | | | | | 50.0000% | 024N-003W,05 | 207.7000 | 103.8500 |
| | | | | | | | | 50.0000% | 024N-003W,10 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,10 | 20.0000 | 10.0000 |
| 300-161 | BLANCHARD CHARLES H. JR. | COASTAL RESOURCES | 11/01/04 | 11/01/07 | 504/595 | 100.00% | 18.7500% | 50.0000% | 014N-019E,02 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 014N-019E,03 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 014N-019E,03 | 40.0000 | 20.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 014N-019E,03 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 014N-019E,03 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 014N-019E,10 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 014N-019E,10 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 014N-019E,11 | 40.0000 | 20.0000 |
| 300-320-1 | BONNER, VIRGINIA BOYD | BASIN LAND COMPANY | 09/12/05 | 09/12/10 | | 100.00% | 16.6667% | 50.0000% | 020S-017W,07 | 53.3300 | 26.6650 |
| 300-355 | BOOTH, MCCOY | BASIN LAND COMPANY | 07/08/05 | 07/08/10 | 200/782 | 100.00% | 16.6667% | 50.0000% | 024N-001W,19 | 40.0000 | 20.0000 |
| | | | | | | | | 0.0000% | 024N-002W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 024N-002W,13 | 78.0000 | 78.0000 |
| | | | | | | | | 0.0000% | 024N-002W,18 | 0.0000 | 0.0000 |
| 300-310 | BOYD, GEORGE P. | BASIN LAND COMPANY | 09/12/05 | 09/12/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,07 | 0.0000 | 10.0000 |
| 300-196 | BRAUGHTON, MARTHA JEAN | COASTAL RESOURCES | 12/30/04 | 12/30/09 | 193/513 | 100.00% | 16.6667% | 25.0000% | 024N-003W,14 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 024N-003W,15 | 160.0000 | 40.0000 |
| | | | | | | | | 25.0000% | 024N-003W,22 | 10.0000 | 2.5000 |
| | | | | | | | | 25.0000% | 024N-003W,22 | 160.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,22 | 5.0000 | 2.5000 |
| | | | | | | | | 25.0000% | 024N-003W,23 | 80.0000 | 20.0000 |
| 300-362 | BRITT, CLIFTON CHAD | BASIN LAND CO., LLC | 09/09/05 | 09/09/10 | | 100.00% | 16.6667% | 100.0000% | 021S-016W,08 | 40.0000 | 40.0000 |
| 300-193 | BRITT, LEWIS | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/517 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 29.9300 | 29.9300 |
| | | | | | | | | 100.0000% | 020S-0016W,25 | 23.0000 | 23.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 020S-0016W,30 | 129.4000 | 129.4000 |
| 300-191 | BRITT, RUBY J. | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/545 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 8.0000 | 8.0000 |
| 300-311 | BROWN, DONALD R. | BASIN LAND COMPANY | 08/18/05 | 08/18/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,06 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 020S-017W,07 | 42.6700 | 42.6700 |
| 300-224 | BROWNLEE, JAMES OWEN, JR. | COASTAL RESOURCES | 04/25/05 | 04/25/10 | 200/726 | 100.00% | 16.6667% | 100.0000% | 019S-016W,15 | 15.0000 | 15.0000 |
| 300-289 | BUBBER CAMERON AND SON'S INC. | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-002W,18 | 349.0000 | 87.2500 |
| | | | | | | | | 100.0000% | 023N-002W,28 | 0.6400 | 0.6400 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,12 | 210.0000 | 52.5000 |
| | | | | | | | | 0.0000% | 023N-003W,12 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,13 | 70.0000 | 17.5000 |
| | | | | | | | | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,16 | 792.3400 | 198.0850 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,18 | 0.0000 | 0.0000 |
| 300-357 | BUBBER CAMERON AND SON'S, INC. | SOUTHERN RESOURCES | 10/20/05 | 10/20/10 | | 100.00% | 16.6667% | 100.0000% | 023N-002W,28 | 3.9100 | 3.9100 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-268 | BURTON, PEGGY SUE NOLAND | COASTAL RESOURCES | 07/21/05 | 07/21/10 | 200/808 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 20.0000 | 20.0000 |
| 300-222 | CABINES, RENEE BROWNLEE | COASTAL RESOURCES | 04/25/05 | 04/25/10 | 200/742 | 100.00% | 16.6667% | 100.0000% | 019S-016W,15 | 15.0000 | 15.0000 |
| 300-144 | CAGLE, ALLYSON K. | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/460 | 100.00% | 18.7500% | 50.0000% | 024N-003W,22 | 80.0000 | 40.0000 |
| 300-299 | CAMERON FAMILY TRUST | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 16.6667% | 3.5710% | 023N-003W,02 | 167.0000 | 5.9636 |
| 300-288 | CAMERON FAMILY TRUST | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 16.6667% | 8.4611% | 023N-002W,15 | 2949.3700 | 249.5501 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-390 | CAMERON FAMILY TRUST | SOUTHERN RESOURCES | 10/20/05 | 10/20/10 | | 100.00% | 16.6667% | 3.8389% | 023N-002W,08 | 1195.0100 | 45.8753 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| 300-377-3 | CAMERON FAMILY TRUST | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,02 | 2.9700 | 0.0929 |
| | | | | | | | | 3.1250% | 023N-002W,03 | 567.5000 | 17.7344 |
| | | | | | | | | 3.1250% | 023N-002W,04 | 435.5700 | 13.6116 |
| | | | | | | | | 3.1250% | 023N-002W,05 | 5.7200 | 0.1788 |
| | | | | | | | | 3.1250% | 024N-002W,32 | 7.7000 | 0.2407 |
| | | | | | | | | 3.1250% | 024N-002W,33 | 284.6200 | 8.8944 |
| | | | | | | | | 3.1250% | 024N-002W,34 | 20.0000 | 0.6250 |
| 300-370 | CAMERON, HUGH JR. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 12.2039% | 023N-002W,08 | 4017.1000 | 490.2440 |
| | | | | | | | | 0.0000% | 023N-002W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,18 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-376-1 | CAMERON, HUGH JR. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,08 | 45.0000 | 1.4063 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 302.8000 | 9.4625 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 129.8500 | 4.0579 |
| | | | | | | | | 3.1250% | 023N-002W,10 | 639.5000 | 19.9844 |
| | | | | | | | | 3.1250% | 023N-002W,11 | 38.8600 | 1.2144 |
| 300-377-1 | CAMERON, HUGH JR. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,02 | 2.9700 | 0.0929 |
| | | | | | | | | 3.1250% | 023N-002W,03 | 567.5000 | 17.7344 |
| | | | | | | | | 3.1250% | 023N-002W,04 | 435.5700 | 13.6116 |
| | | | | | | | | 3.1250% | 023N-002W,05 | 5.7200 | 0.1788 |
| | | | | | | | | 3.1250% | 024N-002W,32 | 7.7000 | 0.2407 |
| | | | | | | | | 3.1250% | 024N-002W,33 | 284.6200 | 8.8944 |
| | | | | | | | | 3.1250% | 024N-002W,34 | 20.0000 | 0.6250 |
| 300-360-2 | CAMERON, HUGH, JR. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 3.5714% | 023N-003W,02 | 167.0000 | 5.9643 |
| 300-360 | CAMERON, JOHN G. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 3.5714% | 023N-003W,02 | 167.0000 | 5.9643 |
| 300-368 | CAMERON, JOHN G. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 12.1383% | 023N-002W,08 | 4008.8500 | 486.6064 |
| | | | | | | | | 0.0000% | 023N-002W,15 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,18 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-376 | CAMERON, JOHN G. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,08 | 45.0000 | 1.4063 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 302.8000 | 9.4625 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 129.8500 | 4.0579 |
| | | | | | | | | 3.1250% | 023N-002W,10 | 639.5000 | 19.9844 |
| | | | | | | | | 3.1250% | 023N-002W,11 | 38.8600 | 1.2144 |
| 300-377 | CAMERON, JOHN G. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,02 | 2.9700 | 0.0929 |
| | | | | | | | | 3.1250% | 023N-002W,03 | 567.5000 | 17.7344 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 3.1250% | 023N-002W,04 | 435.5700 | 13.6116 |
| | | | | | | | | 3.1250% | 023N-002W,05 | 5.7200 | 0.1788 |
| | | | | | | | | 3.1250% | 024N-002W,32 | 7.7000 | 0.2407 |
| | | | | | | | | 3.1250% | 024N-002W,33 | 284.6200 | 8.8944 |
| | | | | | | | | 3.1250% | 024N-002W,34 | 20.0000 | 0.6250 |
| 300-329 | CAMERON, JOHN M. | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 16.6667% | 25.0000% | 023N-002W,16 | 23.2000 | 5.8000 |
| | | | | | | | | 0.0000% | 023N-002W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 50.0000% | 023N-002W,17 | 11.6276 | 5.8138 |
| | | | | | | | | 100.0000% | 023N-002W,28 | 34.0000 | 34.0000 |
| | | | | | | | | 0.0000% | 023N-002W,29 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| 300-316 | CAMERON, LUCINDA B. | SOUTHERN RESOURCES | 07/01/05 | 07/01/10 | | 100.00% | 16.6667% | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 023N-003W,14 | 127.0000 | 127.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 023N-003W,23 | 3.2000 | 3.2000 |
| | | | | | | | | 100.0000% | 023N-003W,24 | 88.8000 | 88.8000 |
| 300-332 | CAMERON, RUSH RANDALL | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 18.7500% | 25.0000% | 023N-002W,08 | 34.8300 | 8.7075 |
| | | | | | | | | 0.0000% | 023N-002W,17 | 0.0000 | 0.0000 |
| 300-303 | CARTER JOHN E. III | SOUTHERN RESOURCES | 09/08/05 | 09/08/10 | | 100.00% | 18.7500% | 6.2500% | 023N-003W,04 | 160.0000 | 10.0000 |
| | | | | | | | | 6.2500% | 023N-003W,05 | 80.0000 | 5.0000 |
| | | | | | | | | 6.2500% | 024N-003W,28 | 600.0000 | 37.5000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

***Lowndes & Noxubee Counties, Mississippi***

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 6.2500% | 024N-003W,33 | 80.0000 | 5.0000 |
| 300-430 | CARTER, MATHILDE Y. | SOUTHERN RESOURCES, INC. | 01/18/06 | 01/18/11 | | 100.00% | 16.6667% | | | | 52.5000 |
| 300-436 | CE-ROB, INC., AN ALABAMA CORPORATION | BASIN LAND COMPANY, LLC. | 01/03/06 | 01/03/11 | | 100.00% | 18.7500% | | | | 376.5000 |
| 300-437 | CE-ROB, INC., AN ALABAMA CORPORATION | BASIN LAND COMPANY, LLC. | 01/03/06 | 01/03/11 | | 100.00% | 18.7500% | | | | 534.2900 |
| 300-257 | CHALK, ALBIN T. | COASTAL RESOURCES | 05/20/05 | 05/20/10 | 200/759 | 100.00% | 16.6667% | 10.0000% | 022S-007W,27 | 240.0000 | 24.0000 |
| | | | | | | | | 10.0000% | 022S-016W,30 | 14.5000 | 1.4500 |
| | | | | | | | | 10.0000% | 022S-016W,31 | 33.5000 | 3.3500 |
| | | | | | | | | 10.0000% | 022S-017W,21 | 59.0000 | 5.9000 |
| | | | | | | | | 10.0000% | 022S-017W,22 | 160.0000 | 16.0000 |
| | | | | | | | | 10.0000% | 022S-017W,22 | 40.0000 | 4.0000 |
| | | | | | | | | 10.0000% | 022S-017W,22 | 22.0000 | 2.2000 |
| | | | | | | | | 10.0000% | 022S-017W,24 | 29.0000 | 2.9000 |
| | | | | | | | | 10.0000% | 022S-017W,24 | 43.0000 | 4.3000 |
| | | | | | | | | 10.0000% | 022S-017W,25 | 37.0000 | 3.7000 |
| | | | | | | | | 10.0000% | 022S-017W,25 | 36.0000 | 3.6000 |
| | | | | | | | | 10.0000% | 022S-017W,25 | 63.0000 | 6.3000 |
| | | | | | | | | 10.0000% | 022S-017W,25 | 67.0000 | 6.7000 |
| | | | | | | | | 10.0000% | 022S-017W,25 | 320.0000 | 32.0000 |
| | | | | | | | | 10.0000% | 022S-017W,26 | 320.0000 | 32.0000 |
| | | | | | | | | 10.0000% | 022S-017W,27 | 80.0000 | 8.0000 |
| | | | | | | | | 10.0000% | 022S-017W,28 | 160.0000 | 16.0000 |
| | | | | | | | | 10.0000% | 022S-017W,28 | 64.2900 | 6.4290 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 10.0000% | 022S-017W,28 | 66.6200 | 6.6620 |
| | | | | | | | | 10.0000% | 022S-017W,31 | 33.5000 | 3.3500 |
| | | | | | | | | 10.0000% | 022S-017W,34 | 160.0000 | 16.0000 |
| | | | | | | | | 10.0000% | 022S-017W,35 | 160.0000 | 16.0000 |
| | | | | | | | | 10.0000% | 022S-017W,36 | 320.0000 | 32.0000 |
| | | | | | | | | 10.0000% | 022S-017W,36 | 320.0000 | 32.0000 |
| | | | | | | | | 10.0000% | 024N-003W,01 | 38.5000 | 3.8500 |
| 300-429 | CHENEY, EARL LAWAYNE AND BILLIE JO | SOUTHERN RESOURCES, INC. | 01/19/06 | 01/19/11 | | 100.00% | 16.6667% | | | | 136.0000 |
| 300-336 | CHISM PARTNERS, L.P. | SOUTHERN RESOURCES | 08/23/05 | 08/23/09 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,07 | 162.1000 | 162.1000 |
| 300-192 | CLARK, ANTHONY W. | COASTAL RESOURCES | 12/28/04 | 12/28/09 | 193/548 | 100.00% | 16.6667% | 50.0000% | 020S-0016W,18 | 45.0000 | 22.5000 |
| | | | | | | | | 50.0000% | 020S-0017W,13 | 19.0000 | 9.5000 |
| 300-347 | CLASEN, JUDITH PARKER | SOUTHERN RESOURCES | 08/16/05 | 08/16/10 | | 100.00% | 16.6667% | 33.3333% | 023N-002W,04 | 68.0000 | 22.6667 |
| | | | | | | | | 33.3300% | 023N-002W,05 | 116.0000 | 38.6628 |
| | | | | | | | | 2.5000% | 023N-003W,02 | 167.0000 | 4.1750 |
| 300-327 | CLASEN, JUDITH PARKER | SOUTHERN RESOURCES | 08/16/05 | 08/16/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 33.1671% | 023N-002W,08 | 6139.9300 | 2036.4370 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,36 | 0.0000 | 0.0000 |
| 300-107 | COAN, BETTY JORDAN | COASTAL RESOURCES | 07/20/04 | 07/20/09 | 194/923 | 100.00% | 16.6667% | 50.0000% | 022S-016W,17 | 80.0000 | 40.0000 |
| 300-171 | COLLINS, SARA GLASS | COASTAL RESOURCES | 12/20/04 | 11/22/09 | 200/723 | 100.00% | 16.6667% | 25.0000% | 024N-003W,14 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 024N-003W,14 | 43.6800 | 10.9200 |
| | | | | | | | | 50.0000% | 024N-003W,14 | 33.5200 | 16.7600 |
| | | | | | | | | 50.0000% | 024N-003W,22 | 78.0000 | 39.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 024N-003W,23 | 80.0000 | 40.0000 |
| | | | | | | | | 25.0000% | 024N-003W,23 | 150.8800 | 37.7200 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 11.8500 | 5.9250 |
| 300-220 | COLLINS, VIRGINIA W. | COASTAL RESOURCES | 04/27/05 | 04/27/10 | 200/866 | 100.00% | 16.6667% | 100.0000% | 022S-016W,27 | 158.0000 | 158.0000 |
| 300-137 | COMERFORD, BERNICE P. | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/440 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 9.9900 | 9.9900 |
| | | | | | | | | 100.0000% | 024N-003W,26 | 16.0000 | 16.0000 |
| 300-234-1 | CONNER, WALTER MAE | COASTAL RESOURCES | 02/03/05 | 02/03/10 | 193/565 | 100.00% | 16.6667% | 50.0000% | 023N-003W,22 | 1.0000 | 0.5000 |
| 300-426 | COVINGTON, W. T., JR. | SOUTHERN RESOURCES, INC. | 01/11/06 | 01/11/11 | | 100.00% | 16.6667% | | | | |
| 300-318 | COX, OLEAN | BASIN LAND COMPANY | 08/26/05 | 08/26/09 | | 100.00% | 18.7500% | 100.0000% | 018S-017W,24 | 36.0000 | 36.0000 |
| 300-267 | CRISWELL, JEFFREY M. | COASTAL RESOURCES | 07/21/05 | 07/21/10 | 200/796 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 18.0000 | 18.0000 |
| 300-414 | CUNNINGHAM, JESSE M. ET UX | SOUTHERN RESOURCES, INC. | 12/13/05 | 12/13/10 | | 100.00% | 16.6667% | | | | 133.3716 |
| 300-415 | CUNNINGHAM, JESSE M. ET UX | SOUTHERN RESOURCES, INC. | 12/13/05 | 12/13/10 | | 100.00% | 16.6667% | | | | 1.4911 |
| 300-422 | CUNNINGHAM, JOSEPH B. IV AND NICOLLE L. | SOUTHERN RESOURCES, INC. | 12/13/05 | 12/13/10 | | 100.00% | 16.6667% | | | | 44.4572 |
| 300-423 | CUNNINGHAM, JOSEPH B. IV AND NICOLLE L. | SOUTHERN RESOURCES, INC. | 12/13/05 | 12/13/10 | | 100.00% | 16.6667% | | | | 0.4970 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-434 | CUNNINGHAM, SCOTT S. AND TIARA ENGLISH- | SOUTHERN RESOURCES, INC. | 01/05/06 | 01/05/11 | | 100.00% | 16.6667% | | | | 0.4970 |
| 300-435 | CUNNINGHAM, SCOTT S. AND TIARA ENGLISH- | SOUTHERN RESOURCES, INC. | 01/05/06 | 01/05/11 | | 100.00% | 16.6667% | | | | 44.4572 |
| 300-235 | DAHLKE, LINDA MCDANIEL | COASTAL RESOURCES | 01/27/05 | 01/27/10 | 193/550 | 100.00% | 18.7500% | 50.0000% | 023N-003W,03 | 73.8400 | 36.9200 |
| | | | | | | | | 50.0000% | 024N-003W,34 | 8.4600 | 4.2300 |
| 300-339-1 | DALE, JOHN T. | COASTAL RESOURCES | 06/23/05 | 06/23/10 | 200/772 | 100.00% | 18.7500% | 0.0000% | 022S-016W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-016W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 8.3333% | 022S-017W,34 | 2075.2500 | 172.9375 |
| | | | | | | | | 0.0000% | 022S-017W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,01 | 0.0000 | 0.0000 |
| 300-256 | DAVIS, ROBBIE A. | BASIN LAND COMPANY LLC | 06/02/05 | 06/02/10 | 200/902 | 100.00% | 16.6667% | 100.0000% | 022S-015W,33 | 99.5000 | 99.5000 |
| | | | | | | | | 100.0000% | 022S-015W,34 | 100.1500 | 100.1500 |
| | | | | | | | | 100.0000% | 022S-015W,35 | 1.0000 | 1.0000 |
| 300-305 | DEE RIVER RANCH, INC. | COASTAL RESOURCES | 06/27/05 | 06/27/08 | 200/812 | 100.00% | 12.5000% | 51.0279% | 022S-017W,09 | 8438.4300 | 4305.9500 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 022S-017W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,02 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,21 | 0.0000 | 0.0000 |
| 300-306 | DEE RIVER RANCH, INC. | COASTAL RESOURCES | 06/27/05 | 06/27/08 | | 100.00% | 12.5000% | 0.0000% | 014N-019E,02 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 014N-019E,03 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 014N-019E,03 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 014N-019E,10 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 26.5537% | 014N-019E,2 | 1079.0000 | 286.5146 |
| | | | | | | | | 0.0000% | 015N-019E,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 015N-019E,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 015N-019E,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 015N-019E,35 | 0.0000 | 0.0000 |
| 300-236-2 | DETHLOFF, SARAH MCKELLAR | BASIN LAND COMPANY | 05/13/05 | 05/13/10 | 200/899 | 100.00% | 16.6667% | 25.0000% | 019S-017W,13 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 019S-017W,14 | 949.8000 | 237.4500 |
| | | | | | | | | 25.0000% | 019S-017W,24 | 560.0000 | 140.0000 |
| 300-303-1 | DILLARD, KENNETH R. | SOUTHERN RESOURCES | 09/08/05 | 09/08/10 | | 100.00% | 18.7500% | 6.2500% | 024N-003W,04 | 160.0000 | 10.0000 |
| | | | | | | | | 6.2500% | 024N-003W,05 | 80.0000 | 5.0000 |
| | | | | | | | | 6.2500% | 024N-003W,28 | 600.0000 | 37.5000 |
| | | | | | | | | 6.2500% | 024N-003W,33 | 80.0000 | 5.0000 |
| 300-276 | DUNCAN, HAROLD D. | COASTAL RESOURCES | 06/28/05 | 06/28/10 | 200/942 | 100.00% | 16.6667% | 100.0000% | 020S-016W,01 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 020S-016W,12 | 120.0000 | 120.0000 |
| 300-290 | EDLING, ELSIE T. | SOUTHERN RESOURCES | 09/06/05 | 09/06/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,09 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 023N-003W,10 | 120.0000 | 60.0000 |
| 300-112 | EDWARDS, JEFFERY L. | COASTAL RESOURCES | 07/26/04 | 07/26/08 | 193/390 | 100.00% | 16.6667% | 100.0000% | 024N-003W,34 | 5.0000 | 5.0000 |
| 300-121-1 | EDWARDS, LORI MELISSA LEE | COASTAL RESOURCES | 07/26/04 | 07/26/08 | | 100.00% | 16.6667% | 50.0000% | 024N-003W,26 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 175.0000 | 87.5000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-122-1 | EDWARDS, LORI MELISSA LEE | COASTAL RESOURCES | 08/10/04 | 08/10/08 | | 100.00% | 16.6667% | 50.0000% | 024N-003W,34 | 2.7500 | 1.3750 |
| 300-124 | EDWARDS, LORI MELISSA LEE | COASTAL RESOURCES | 08/16/04 | 08/10/08 | 193/412 | 100.00% | 16.6667% | 50.0000% | 024N-003W,34 | 11.8000 | 5.9000 |
| 300-125 | EDWARDS, LORI MELISSA LEE | COASTAL RESOURCES | 08/10/04 | 08/10/08 | 193/414 | 100.00% | 16.6667% | 100.0000% | 024N-003W,27 | 10.0000 | 10.0000 |
| 300-442 | ELLEY, ALISSA K., EXECUTOR | COASTAL RESOURCES, INC. | 11/03/05 | 01/25/11 | | 100.00% | 16.6667% | | | | 215.0000 |
| 300-227 | EMBREY, REBEKAH B. | COASTAL RESOURCES | 04/22/05 | 04/22/10 | 200/882 | 100.00% | 16.6667% | 100.0000% | 022S-016W,02 | 285.0000 | 285.0000 |
| 300-197 | ESTATE OF ROGER D. MALKIN | COASTAL RESOURCES | 12/16/04 | 12/16/09 | 193/528 | 100.00% | 18.7500% | 25.0000% | 022S-017W-03 | 32.0000 | 8.0000 |
| | | | | | | | | 16.6750% | 022S-017W-09 | 40.0000 | 6.6700 |
| | | | | | | | | 8.3300% | 022S-017W-10 | 159.7100 | 13.3038 |
| | | | | | | | | 16.6700% | 022S-017W-10 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 022S-017W-15 | 280.2700 | 46.7211 |
| | | | | | | | | 16.6701% | 022S-017W-16 | 320.2500 | 53.3860 |
| | | | | | | | | 16.6701% | 022S-017W-21 | 483.8600 | 80.6600 |
| | | | | | | | | 16.6700% | 022S-017W-22 | 36.2100 | 6.0363 |
| | | | | | | | | 16.6700% | 022S-017W-27 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6677% | 022S-017W-28 | 310.0000 | 51.6701 |
| | | | | | | | | 16.6699% | 022S-017W-33 | 35.6000 | 5.9346 |
| | | | | | | | | 16.6700% | 022S-017W-33 | 320.0000 | 53.3440 |
| | | | | | | | | 16.6700% | 022S-017W-33 | 70.0000 | 11.6690 |
| | | | | | | | | 16.6692% | 022S-017W-33 | 129.7000 | 21.6201 |
| | | | | | | | | 16.6700% | 022S-017W-33 | 85.0000 | 14.1695 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 16.6700% | 022S-017W-34 | 320.0000 | 53.3440 |
| | | | | | | | | 16.6670% | 022S-017W-34 | 160.0000 | 26.6672 |
| | | | | | | | | 16.6700% | 022S-017W-35 | 320.0000 | 53.3440 |
| | | | | | | | | 16.6700% | 022S-017W-35 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 022S-017W-35 | 80.0000 | 13.3360 |
| | | | | | | | | 25.0000% | 023N-003W,04 | 160.0000 | 40.0000 |
| | | | | | | | | 20.5747% | 023N-003W,05 | 640.0000 | 131.6781 |
| | | | | | | | | 33.3301% | 023N-003W,06 | 86.4900 | 28.8273 |
| | | | | | | | | 33.3295% | 023N-003W,06 | 191.8000 | 63.9261 |
| | | | | | | | | 16.6700% | 023N-003W,06 | 80.0000 | 13.3360 |
| | | | | | | | | 33.3300% | 023N-003W,32 | 640.0000 | 213.3120 |
| | | | | | | | | 33.3300% | 024N-002W,07 | 80.0000 | 26.6640 |
| | | | | | | | | 33.6601% | 024N-002W,08 | 303.0000 | 101.9900 |
| | | | | | | | | 33.3300% | 024N-002W,09 | 170.0000 | 56.6610 |
| | | | | | | | | 33.3300% | 024N-002W,10 | 180.0000 | 59.9940 |
| | | | | | | | | 33.3300% | 024N-002W,15 | 140.0000 | 46.6620 |
| | | | | | | | | 33.3194% | 024N-002W,16 | 72.0000 | 23.9900 |
| | | | | | | | | 33.3300% | 024N-002W,17 | 480.0000 | 159.9840 |
| | | | | | | | | 16.6700% | 024N-002W,17 | 160.0000 | 26.6720 |
| | | | | | | | | 16.6700% | 024N-002W,18 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 024N-003W,13 | 42.0000 | 7.0014 |
| | | | | | | | | 33.3300% | 024N-003W,28 | 40.0000 | 13.3320 |
| | | | | | | | | 33.3300% | 024N-003W,28 | 40.0000 | 13.3320 |
| | | | | | | | | 33.3304% | 024N-003W,29 | 560.0000 | 186.6500 |
| | | | | | | | | 33.3300% | 024N-003W-02 | 565.0000 | 188.3145 |
| | | | | | | | | 16.6700% | 024N-003W-03 | 640.0000 | 106.6880 |
| | | | | | | | | 16.6700% | 024N-003W-04 | 80.0000 | 13.3360 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 16.6700% | 024N-003W-04 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 024N-003W-04 | 160.0000 | 26.6720 |
| | | | | | | | | 16.6700% | 024N-003W-04 | 320.0000 | 53.3440 |
| | | | | | | | | 16.6700% | 024N-003W-05 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 024N-003W-05 | 89.8400 | 14.9764 |
| | | | | | | | | 16.6700% | 024N-003W-05 | 167.2700 | 27.8839 |
| | | | | | | | | 16.6700% | 024N-003W-05 | 207.7000 | 34.6236 |
| | | | | | | | | 16.6700% | 024N-003W-10 | 180.0000 | 30.0060 |
| | | | | | | | | 33.3300% | 024N-003W-10 | 400.0000 | 133.3200 |
| | | | | | | | | 16.6700% | 024N-003W-10 | 40.0000 | 6.6680 |
| | | | | | | | | 16.6500% | 024N-003W-10 | 20.0000 | 3.3300 |
| | | | | | | | | 33.3300% | 024N-003W-11 | 547.2500 | 182.3984 |
| | | | | | | | | 33.3250% | 024N-003W-14 | 80.0000 | 26.6600 |
| | | | | | | | | 25.0000% | 024N-003W-14 | 43.6600 | 10.9150 |
| | | | | | | | | 33.3305% | 024N-003W-15 | 472.7800 | 157.5800 |
| | | | | | | | | 33.3301% | 024N-003W-30 | 242.3000 | 80.7590 |
| | | | | | | | | 33.3300% | 024N-003W-31 | 320.7900 | 106.9194 |
| 300-198 | ESTATE OF ROGER D. MALKIN | COASTAL RESOURCES | 12/16/04 | 12/16/09 | 504/597 | 100.00% | 18.7500% | 33.3300% | 013N-019E,03 | 183.3200 | 61.1006 |
| | | | | | | | | 16.6700% | 013N-019E,04 | 78.5500 | 13.0943 |
| | | | | | | | | 33.3300% | 013N-019E,10 | 86.4400 | 28.8105 |
| | | | | | | | | 8.3300% | 014N-019E,02 | 75.8600 | 6.3192 |
| | | | | | | | | 16.6700% | 014N-019E,03 | 320.0000 | 53.3440 |
| | | | | | | | | 16.6700% | 014N-019E,05 | 280.0000 | 46.6760 |
| | | | | | | | | 16.6700% | 014N-019E,06 | 43.0000 | 7.1681 |
| | | | | | | | | 16.6700% | 014N-019E,07 | 280.0000 | 46.6760 |
| | | | | | | | | 16.6700% | 014N-019E,08 | 640.0000 | 106.6880 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 16.6700% | 014N-019E,10 | 52.5200 | 8.7551 |
| | | | | | | | | 16.6700% | 014N-019E,11 | 50.7500 | 8.4601 |
| | | | | | | | | 16.6700% | 014N-019E,13 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6700% | 014N-019E,17 | 160.0000 | 26.6720 |
| | | | | | | | | 16.6700% | 014N-019E,18 | 320.0000 | 53.3440 |
| | | | | | | | | 8.3300% | 015N-019E-26 | 29.8600 | 2.4874 |
| | | | | | | | | 8.3300% | 015N-019E-34 | 68.5500 | 5.7103 |
| | | | | | | | | 8.3300% | 015N-019E-35 | 219.5200 | 18.2861 |
| 300-258-4 | FARRIS, LULA V. | COASTAL RESOURCES | 06/23/05 | 06/23/10 | | 100.00% | 16.6667% | 16.6667% | 020S-016W,30 | 1.8000 | 0.3000 |
| 300-359 | FASON, DEBBIE C. | SOUTHERN RESOURCES | 10/13/05 | 10/13/10 | | 100.00% | 16.6667% | 25.0000% | 023N-002W,33 | 153.7900 | 38.4475 |
| 300-440 | FERGUSON, JIM, TRUSTEE | BASIN LAND COMPANY, LLC | 10/27/05 | 10/27/10 | | 100.00% | 16.6667% | | | | 220.8000 |
| 300-304-4 | FIELD, AUSTIN T. | SOUTHERN RESOURCES | 08/04/05 | 08/04/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 6.2500% | 023N-003W,01 | 697.2700 | 43.5795 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |

# Woolbank Creek Prospect Leases
# Pickens & Sumter Counties, Alabama
# Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-295-1 | FIELD, AUSTIN T. | SOUTHERN RESOURCES | 08/04/05 | 08/04/10 | | 100.00% | 16.6667% | 6.2500% | 023N-002W,07 | 561.5000 | 35.0939 |
| | | | | | | | | 0.0000% | 023N-002W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,12 | 0.0000 | 0.0000 |
| 300-295-2 | FIELD, KIM TAYLOR | SOUTHERN RESOURCES | 08/25/05 | 08/25/10 | | 100.00% | 16.6667% | 2.0833% | 023N-002W,07 | 320.0000 | 6.6666 |
| | | | | | | | | 2.0833% | 023N-002W,08 | 156.5000 | 3.2604 |
| | | | | | | | | 2.0833% | 023N-002W,09 | 5.0000 | 0.1042 |
| | | | | | | | | 2.0833% | 023N-002W,12 | 80.0000 | 1.6667 |
| 300-304-2 | FIELD, KIM TAYLOR | SOUTHERN RESOURCES | 08/25/05 | 08/25/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 2.0833% | 023N-003W,01 | 697.2700 | 14.5262 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-295-4 | FIELD, THOMAS H., III | SOUTHERN RESOURCES | 08/30/05 | 08/30/10 | | 100.00% | 16.6667% | 2.0833% | 023N-002W,07 | 561.5000 | 11.6978 |
| | | | | | | | | 0.0000% | 023N-002W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,12 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-304-5 | FIELD, THOMJAS H., III | SOUTHERN RESOURCES | 08/30/05 | 08/30/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 2.0833% | 023N-003W,01 | 697.2700 | 14.5262 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-215 | FONDREN, JOHN G. | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/552 | 100.00% | 16.6667% | 100.0000% | 020S-016W,18 | 4.5000 | 4.5000 |
| 300-233 | FORTE, IRMA M. | COASTAL RESOURCES | 12/16/04 | 12/16/09 | 193/558 | 100.00% | 16.6667% | 100.0000% | 020S-016W,30 | 2.3500 | 2.3500 |
| 300-394 | FRANKS, RONALD K. JR. | SOUTHERN RESOURCES | 10/12/05 | 10/12/10 | | 100.00% | 16.6667% | 50.0000% | 014N-019E,04 | 117.8800 | 58.9400 |
| | | | | | | | | 50.0000% | 014N-019E,04 | 156.2000 | 78.1000 |
| | | | | | | | | 50.0000% | 014N-019E,04 | 5.3320 | 2.6660 |
| | | | | | | | | 100.0000% | 014N-019E,04 | 78.2880 | 78.2880 |
| 300-182 | GARNER, EDDIE LEE, JR. | COASTAL RESOURCES | 10/28/04 | 10/28/09 | 193/543 | 100.00% | 16.6667% | 100.0000% | 024N-003W,22 | 29.0000 | 29.0000 |
| | | | | | | | | 100.0000% | 024N-003W,22 | 5.0000 | 5.0000 |
| 300-304 | GAROFALO, GERALDINE | SOUTHERN RESOURCES | 08/04/05 | 08/04/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 12.5000% | 023N-003W,01 | 697.2700 | 87.1588 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-295 | GAROFALO, GERALDINE | SOUTHERN RESOURCES | 08/04/05 | 08/04/10 | | 100.00% | 16.6667% | 12.5000% | 023N-002W,07 | 561.5000 | 70.1875 |
| | | | | | | | | 0.0000% | 023N-002W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,12 | 0.0000 | 0.0000 |
| 300-187 | GATES, CHARLIE GERALD | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/523 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,29 | 9.8180 | 9.8180 |
| | | | | | | | | 100.0000% | 020S-0016W,29 | 4.0000 | 4.0000 |
| 300-189 | GATES, CHARLIE GERALD | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/534 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,29 | 3.0000 | 3.0000 |
| 300-250 | GATES, T.C. | BASIN LAND COMPANY LLC | 05/23/05 | 05/23/10 | 200/922 | 100.00% | 16.6667% | 100.0000% | 020S-017W,35 | 166.0000 | 166.0000 |
| | | | | | | | | 100.0000% | 020S-017W,36 | 104.0000 | 104.0000 |
| | | | | | | | | 100.0000% | 021S-017W,01 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 021S-017W,02 | 40.0000 | 40.0000 |
| 300-278 | GATES, TIMOTHY C. | COASTAL RESOURCES | 06/11/05 | 06/11/10 | 200/951 | 100.00% | 16.6667% | 100.0000% | 020S-016W,32 | 44.4000 | 44.4000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-340 | GIBSON, CONNIE M. | SOUTHERN RESOURCES | 11/07/05 | 11/07/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,21 | 30.0000 | 15.0000 |
| 300-393 | GIBSON, LARRY H. JR. | SOUTHERN RESOURCES | 11/02/05 | 11/02/10 | | 100.00% | 16.6667% | 50.0000% | 022N-002W,06 | 80.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 022N-003W,01 | 12.6500 | 12.6500 |
| | | | | | | | | 100.0000% | 023N-002W,20 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 023N-002W,29 | 80.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 023N-002W,30 | 78.0000 | 39.0000 |
| | | | | | | | | 100.0000% | 023N-002W,30 | 80.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 023N-002W,30 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 023N-002W,31 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 023N-003W,25 | 33.0000 | 16.5000 |
| 300-340-1 | GIBSON, LARRY H. SR. | SOUTHERN RESOURCES | 11/03/05 | 11/07/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,21 | 30.0000 | 15.0000 |
| 300-260 | GILLIAND, NATALIE DAWN | COASTAL RESOURCES | 07/25/05 | 07/25/10 | | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 1.7200 | 1.7200 |
| 300-438 | GOODWIN, WILLIAM E. | SOUTHERN RESOURCES, INC. | 01/25/06 | 01/25/11 | | 100.00% | 16.6667% | | | | 604.6500 |
| 300-230 | GRAMMER, ANTHONY EUGENE WOOD | COASTAL RESOURCES | 05/11/05 | 05/11/10 | 200/748 | 100.00% | 16.6667% | 100.0000% | 021S-013W,33 | 46.0000 | 46.0000 |
| | | | | | | | | 100.0000% | 022S-003W,06 | 59.4000 | 59.4000 |
| | | | | | | | | 100.0000% | 022S-013W,04 | 56.3000 | 56.3000 |
| | | | | | | | | 100.0000% | 022S-013W,08 | 118.6000 | 118.6000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-412 | GREENE, MABEL M. | BASIN LAND COMPANY, LLC. | 12/15/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 112.5850 |
| 300-119 | GREGORY, MARY LEE | COASTAL RESOURCES | 08/05/04 | 08/05/09 | 193/401 | 100.00% | 16.6667% | 25.0000% | 024N-003W,34 | 80.0000 | 20.0000 |
| 300-120 | GREGORY, MARY LEE | COASTAL RESOURCES | 08/09/04 | 08/09/09 | 193/403 | 100.00% | 16.6667% | 50.0000% | 024N-003W,26 | 200.0000 | 100.0000 |
| | | | | | | | | 50.0000% | 024N-003W,26 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,26 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 32.0000 | 16.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 175.0000 | 87.5000 |
| | | | | | | | | 39.0000% | 024N-003W,27 | 5.0000 | 1.9500 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 6.0000 | 3.0000 |
| 300-293-1 | GRIFFITH, JESSICA W. | SOUTHERN RESOURCES | 09/29/05 | 09/29/10 | | 100.00% | 18.7500% | 12.5000% | 023N-003W,12 | 240.0000 | 30.0000 |
| 300-302-1 | GRIFFITH, JESSICA W. | SOUTHERN RESOURCES | 09/29/05 | 09/29/10 | | 100.00% | 18.7500% | 12.5000% | 023N-003W,01 | 173.5000 | 21.6875 |
| | | | | | | | | 12.5000% | 023N-003W,01 | 240.0000 | 30.0000 |
| | | | | | | | | 12.5000% | 023N-003W,02 | 160.0000 | 20.0000 |
| 300-399 | GUESS INVESTMENT PARTNERS, L.P. | SOUTHERN RESOURCES | 10/10/05 | 10/10/10 | | 100.00% | 18.7500% | 100.0000% | 022S-015W,25 | 752.0500 | 752.0500 |
| | | | | | | | | 0.0000% | 022S-015W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,29 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-248 | GULF STATES PAPER CORPORATION | COASTAL RESOURCES | 06/24/05 | 06/24/10 | 201/525 | 100.00% | 25.0000% | 100.0000% | 022S-016W,07 | 240.0000 | 240.0000 |
| | | | | | | | | 100.0000% | 022S-016W,10 | 38.0000 | 38.0000 |
| | | | | | | | | 100.0000% | 022S-016W,15 | 441.0000 | 441.0000 |
| | | | | | | | | 100.0000% | 022S-016W,16 | 57.0000 | 57.0000 |
| | | | | | | | | 100.0000% | 022S-016W,17 | 81.0000 | 81.0000 |
| | | | | | | | | 100.0000% | 022S-016W,18 | 520.0000 | 520.0000 |
| | | | | | | | | 100.0000% | 022S-016W,19 | 734.0000 | 734.0000 |
| | | | | | | | | 100.0000% | 022S-016W,20 | 629.0000 | 629.0000 |
| | | | | | | | | 100.0000% | 022S-016W,21 | 440.0000 | 440.0000 |
| | | | | | | | | 100.0000% | 022S-016W,22 | 413.0000 | 413.0000 |
| | | | | | | | | 100.0000% | 022S-016W,27 | 220.0000 | 220.0000 |
| | | | | | | | | 100.0000% | 022S-016W,28 | 480.0000 | 480.0000 |
| | | | | | | | | 100.0000% | 022S-016W,29 | 627.0000 | 627.0000 |
| | | | | | | | | 100.0000% | 022S-016W,30 | 609.0000 | 609.0000 |
| | | | | | | | | 100.0000% | 022S-016W,31 | 222.0000 | 222.0000 |
| | | | | | | | | 100.0000% | 022S-016W,32 | 264.0000 | 264.0000 |
| | | | | | | | | 100.0000% | 022S-016W,33 | 163.0000 | 163.0000 |
| | | | | | | | | 50.0000% | 022S-016W,33 | 85.0000 | 42.5000 |
| | | | | | | | | 50.0000% | 022S-016W,34 | 67.0000 | 33.5000 |
| | | | | | | | | 100.0000% | 022S-017W,11 | 13.0000 | 13.0000 |
| | | | | | | | | 100.0000% | 022S-017W,12 | 195.0000 | 195.0000 |
| | | | | | | | | 100.0000% | 022S-017W,13 | 638.0000 | 638.0000 |
| | | | | | | | | 100.0000% | 022S-017W,14 | 105.0000 | 105.0000 |
| | | | | | | | | 100.0000% | 022S-017W,23 | 418.0000 | 418.0000 |
| | | | | | | | | 100.0000% | 022S-017W,24 | 454.0000 | 454.0000 |
| | | | | | | | | 100.0000% | 022S-017W,25 | 29.0000 | 29.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 024N-002W,04 | 181.0000 | 90.5000 |
| | | | | | | | | 100.0000% | 024N-002W,05 | 320.0000 | 320.0000 |
| | | | | | | | | 50.0000% | 024N-002W,05 | 320.0000 | 160.0000 |
| | | | | | | | | 50.0000% | 024N-002W,06 | 162.0000 | 81.0000 |
| | | | | | | | | 100.0000% | 024N-002W,06 | 475.0000 | 475.0000 |
| | | | | | | | | 100.0000% | 024N-002W,07 | 92.0000 | 92.0000 |
| | | | | | | | | 50.0000% | 024N-002W,07 | 82.0000 | 41.0000 |
| | | | | | | | | 50.0000% | 024N-002W,08 | 41.0000 | 20.5000 |
| | | | | | | | | 100.0000% | 024N-003W,01 | 101.0000 | 101.0000 |
| | | | | | | | | 50.0000% | 024N-003W,01 | 298.0000 | 149.0000 |
| | | | | | | | | 100.0000% | 024N-003W,12 | 276.0000 | 276.0000 |
| | | | | | | | | 50.0000% | 024N-003W,12 | 160.0000 | 80.0000 |
| 300-389 | HAG-BAR FARMS, LLC | SOUTHERN RESOURCES | 11/08/05 | 11/08/10 | | 100.00% | 18.7500% | 100.0000% | 024N-001W,08 | 12.0000 | 12.0000 |
| | | | | | | | | 100.0000% | 024N-002W,21 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-002W,22 | 142.0000 | 142.0000 |
| | | | | | | | | 100.0000% | 024N-002W,26 | 194.0000 | 194.0000 |
| | | | | | | | | 100.0000% | 024N-002W,27 | 474.0000 | 474.0000 |
| | | | | | | | | 100.0000% | 024N-002W,28 | 320.0000 | 320.0000 |
| | | | | | | | | 100.0000% | 024N-002W,33 | 20.0000 | 20.0000 |
| | | | | | | | | 100.0000% | 024N-002W,34 | 121.0000 | 121.0000 |
| 300-325 | HAGERMAN, JOHN P., JR. | SOUTHERN RESOURCES | 07/15/05 | 07/15/10 | | 100.00% | 18.7500% | 53.0784% | 023N-003W,08 | 2274.9000 | 1207.4800 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,20 | 0.0000 | 0.0000 |
| 300-185 | HARCROW, DONALD RAY | COASTAL RESOURCES | 01/03/05 | 01/03/10 | 193/510 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 16.0000 | 16.0000 |
| 300-183 | HARCROW, JAMES M. | COASTAL RESOURCES | 01/04/05 | 01/04/10 | 193/508 | 100.00% | 16.6667% | 100.0000% | 020S-016W,18 | 5.0500 | 5.0500 |
| 300-190 | HARCROW, RODGER D. | COASTAL RESOURCES | 01/04/05 | 01/04/10 | 193/537 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 2.5000 | 2.5000 |
| 300-184 | HARCROW, SAMUEL EARL | COASTAL RESOURCES | 01/03/05 | 01/03/10 | 193/504 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 39.2500 | 39.2500 |
| 300-384 | HENDERS FAMILY TRUST | SOUTHERN RESOURCES | 11/10/05 | 11/10/10 | | 100.00% | 16.6667% | 37.5000% | 023N-003W,09 | 106.6700 | 40.0013 |
| | | | | | | | | 50.0000% | 023N-003W,09 | 53.3300 | 26.6650 |
| | | | | | | | | 50.0000% | 023N-003W,09 | 40.0000 | 20.0000 |
| 300-330 | HENDERSON, R. BRUCE | SOUTHERN RESOURCES | 08/24/05 | 08/24/10 | | 100.00% | 18.7500% | 70.3074% | 023N-002W,18 | 9.2700 | 6.5175 |
| | | | | | | | | 0.0000% | 023N-002W,32 | 0.0000 | 0.0000 |
| 300-334 | HENDERSON, R. BRUCE | SOUTHERN RESOURCES | 08/24/05 | 08/24/10 | | 100.00% | 18.7500% | 50.0000% | 013N-019E,04 | 106.0000 | 53.0000 |
| | | | | | | | | 0.0000% | 013N-019E,05 | 0.0000 | 0.0000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 013N-019E,08 | 0.0000 | 0.0000 |
| 300-331 | HENDERSON, R. BRUCE | SOUTHERN RESOURCES | 08/24/05 | 08/24/10 | | 100.00% | 18.7500% | 25.0000% | 023N-002W,18 | 256.3300 | 64.0825 |
| 300-294-1 | HENLEY, ALAN L. | SOUTHERN RESOURCES | 08/11/05 | 08/11/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-004W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-004W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,30 | 1069.0000 | 267.2500 |
| | | | | | | | | 0.0000% | 023N-003W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,32 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-004W,25 | 0.0000 | 0.0000 |
| 300-294 | HENLEY, MARK L. | SOUTHERN RESOURCES | 09/11/05 | 09/11/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-004W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-004W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,30 | 1069.0000 | 267.2500 |
| | | | | | | | | 0.0000% | 023N-003W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,32 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-004W,25 | 0.0000 | 0.0000 |
| 300-281 | HERITAGE, DAVID C. | COASTAL RESOURCES | 07/21/05 | 07/21/10 | | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 14.0000 | 14.0000 |
| 300-255 | HERITAGE, EDWARD HUGH | COASTAL RESOURCES | 05/27/05 | 05/27/10 | 200/763 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 20.0000 | 20.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-262 | HERITAGE, JAMES HAROLD | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/810 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 20.0000 | 20.0000 |
| 300-282 | HERITAGE, LESTER | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/794 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 23.2800 | 23.2800 |
| 300-266 | HERITAGE, NONA FAYE HARRIS | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/798 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 20.0000 | 20.0000 |
| 300-265 | HERITAGE, WILLARD JACKSON | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/804 | 100.00% | 16.6667% | 100.0000% | 019S-016W,24 | 18.0000 | 18.0000 |
| 300-175 | HICKMAN FARMS, INC., AN ALABAMA CORPORATION | COASTAL RESOURCES | 12/14/04 | 12/14/09 | 193/498 | 100.00% | 16.6667% | 100.0000% | 020S-016W,30 | 392.0000 | 392.0000 |
| | | | | | | | | 100.0000% | 020S-016W,31 | 629.0000 | 629.0000 |
| 300-130 | HINTON, ARTHUR, JR. | COASTAL RESOURCES | 10/01/04 | 10/01/09 | 193/424 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 34.5000 | 17.2500 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 9.0000 | 4.5000 |
| 300-129 | HINTON, LEOLA HUDSON | COASTAL RESOURCES | 10/01/04 | 10/01/09 | 193/422 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 29.5000 | 14.7500 |
| 300-315 | HOOD, EDGAR WARREN, JR. | COASTAL RESOURCES | 05/17/05 | 05/17/10 | 200/769 | 100.00% | 16.6667% | 100.0000% | 022S-013W,07 | 55.0000 | 55.0000 |
| | | | | | | | | 100.0000% | 022S-013W,08 | 40.8000 | 40.8000 |
| | | | | | | | | 100.0000% | 022S-013W,17 | 2.0000 | 2.0000 |
| | | | | | | | | 100.0000% | 022S-013W,18 | 70.0000 | 70.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-408 | HORTON, CECILE OLIVER | SOUTHERN RESOURCES, INC. | 12/14/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 242.4190 |
| 300-407 | HORTON, CECILE OLIVER ET AL | SOUTHERN RESOURCES, INC. | 12/14/05 | 12/14/10 | | 100.00% | 16.6667% | | | | 451.7390 |
| 300-258-3 | HOWARD, HUBERT | COASTAL RESOURCES | 06/23/05 | 06/23/10 | | 100.00% | 16.6667% | 16.6667% | 020S-016W,30 | 1.8000 | 0.3000 |
| 300-126 | HUDSON, JOHN D. | COASTAL RESOURCES | 09/28/04 | 09/28/09 | 193/416 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 39.0000 | 19.5000 |
| 300-141 | HUDSON, JOHN D. | COASTAL RESOURCES | 10/11/04 | 10/11/09 | 193/452 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 4.5000 | 2.2500 |
| 300-223 | HUDSON, MARY ELIZABETH BROWNLEE | COASTAL RESOURCES | 04/25/05 | 04/25/10 | 200/740 | 100.00% | 16.6667% | 100.0000% | 019S-016W,15 | 30.0000 | 30.0000 |
| 300-381 | HUERKAMP, JOHN F. | SOUTHERN RESOURCES | 11/07/05 | 11/07/10 | | 100.00% | 16.6667% | 8.3333% | 014N-019E,05 | 80.0000 | 6.6667 |
| 300-377-4 | INMON PLACE FARMS, LLC | SOUTHERN RESOURCES | 11/15/05 | 11/15/10 | | 100.00% | 16.6667% | 12.5000% | 023N-002W,02 | 2.9700 | 0.3713 |
| | | | | | | | | 12.5000% | 023N-002W,03 | 567.5000 | 70.9375 |
| | | | | | | | | 12.5000% | 023N-002W,04 | 435.5700 | 54.4463 |
| | | | | | | | | 12.5000% | 023N-002W,05 | 5.7200 | 0.7150 |
| | | | | | | | | 12.5000% | 024N-002W,32 | 7.7000 | 0.9625 |
| | | | | | | | | 12.5000% | 024N-002W,33 | 284.6200 | 35.5775 |
| | | | | | | | | 12.5000% | 024N-002W,34 | 20.0000 | 2.5000 |
| 300-397 | INMON PLACE FARMS, LLC | SOUTHERN RESOURCES | 11/15/05 | 11/15/10 | | 100.00% | 16.6667% | 100.0000% | 023N-002W,08 | 345.4000 | 345.4000 |
| | | | | | | | | 0.0000% | 023N-002W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 023N-002W,09 | 109.0000 | 109.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.5000% | 023N-002W,09 | 45.0000 | 5.6250 |
| | | | | | | | | 12.5000% | 023N-002W,09 | 432.6500 | 54.0813 |
| | | | | | | | | 12.5000% | 023N-002W,10 | 639.5000 | 79.9375 |
| | | | | | | | | 12.5000% | 023N-002W,11 | 38.8600 | 4.8575 |
| | | | | | | | | 100.0000% | 023N-002W,17 | 1.0000 | 1.0000 |
| | | | | | | | | 50.0000% | 023N-003W,07 | 158.6000 | 79.3000 |
| 300-240 | JAMISON, THOMAS D. | BASIN LAND COMPANY | 03/03/05 | 03/03/10 | 194/988 | 100.00% | 16.6667% | 12.5000% | 022S-016W,02 | 80.0000 | 10.0000 |
| | | | | | | | | 12.5000% | 022S-016W,10 | 26.0000 | 3.2500 |
| | | | | | | | | 12.5000% | 022S-016W,10 | 19.0000 | 2.3750 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 10.0000 | 1.2500 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 152.0000 | 19.0000 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 148.0000 | 18.5000 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 4.0000 | 0.5000 |
| | | | | | | | | 12.5000% | 022S-016W,12 | 89.0000 | 11.1250 |
| | | | | | | | | 12.5000% | 022S-016W,12 | 44.0000 | 5.5000 |
| | | | | | | | | 12.5000% | 022S-016W,13 | 8.0000 | 1.0000 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 5.7000 | 0.7125 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 11.0000 | 1.3750 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 40.0000 | 5.0000 |
| 300-286 | JOHNSON, SARAH E. | COASTAL RESOURCES | 07/12/05 | 07/12/10 | 200/960 | 100.00% | 16.6667% | 100.0000% | 022S-015W,30 | 0.7000 | 0.7000 |
| 300-398 | JOHNSON, TERRY J. | SOUTHERN RESOURCES | 11/30/05 | 11/30/10 | | 100.00% | 16.6667% | 93.0942% | 022N-002W,04 | 355.5000 | 330.9500 |
| | | | | | | | | 0.0000% | 022N-002W,09 | 0.0000 | 0.0000 |
| 300-337-1 | JOHNSTON, LUCILLE M. | COASTAL RESOURCES | 06/30/05 | 06/30/10 | 200-945 | 100.00% | 16.6667% | 25.0000% | 024N-001W,19 | 1813.9000 | 453.4750 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 024N-002W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,24 | 0.0000 | 0.0000 |
| 300-253 | JOHNSTON, P.M. | BASIN LAND COMPANY, LLC | 06/10/05 | 06/10/10 | 200/905 | 100.00% | 16.6667% | 100.0000% | 022S-016W,28 | 170.0000 | 170.0000 |
| 300-195 | JORDAN, REBECCA LEE | COASTAL RESOURCES | 12/13/04 | 12/13/09 | 193/515 | 100.00% | 16.6667% | 37.4625% | 024N-003W,22 | 40.0000 | 14.9850 |
| 300-401 | JUSTISS OIL COMPANY | SOUTHERN RESOURCES | 10/11/05 | 10/11/10 | | 100.00% | 20.0000% | 100.0000% | 018S-014W,01 | 40.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 018S-014W,04 | 140.0000 | 70.0000 |
| | | | | | | | | 50.0000% | 018S-014W,09 | 174.0000 | 87.0000 |
| | | | | | | | | 100.0000% | 018S-015W,09 | 57.3000 | 57.3000 |
| | | | | | | | | 50.0000% | 018S-015W,16 | 59.7000 | 29.8500 |
| | | | | | | | | 50.0000% | 018S-015W,17 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 018S-015W,20 | 200.0000 | 100.0000 |
| | | | | | | | | 50.0000% | 018S-016W,26 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 018S-016W,35 | 80.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 019S-015W,06 | 400.0000 | 400.0000 |
| | | | | | | | | 100.0000% | 019S-015W,12 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 019S-015W,26 | 60.0000 | 60.0000 |
| | | | | | | | | 100.0000% | 019S-015W,32 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 019S-015W,33 | 40.0000 | 40.0000 |
| | | | | | | | | 60.0000% | 019S-016W,07 | 120.0000 | 72.0000 |
| | | | | | | | | 50.0000% | 019S-017W,12 | 40.0000 | 20.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 019S-017W,13 | 80.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 019S-017W,14 | 17.9000 | 17.9000 |
| | | | | | | | | 50.0000% | 020S-014W,22 | 103.0000 | 51.5000 |
| | | | | | | | | 100.0000% | 020S-014W,27 | 40.0000 | 40.0000 |
| | | | | | | | | 61.5562% | 020S-014W,34 | 129.8000 | 79.9000 |
| | | | | | | | | 100.0000% | 020S-017W,13 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 020S-017W,24 | 40.0000 | 40.0000 |
| | | | | | | | | 34.0164% | 021S-017W,10 | 61.0000 | 20.7500 |
| | | | | | | | | 25.0000% | 021S-017W,11 | 120.0000 | 30.0000 |
| | | | | | | | | 25.0000% | 021S-017W,13 | 115.4000 | 28.8500 |
| | | | | | | | | 25.0000% | 021S-017W,14 | 138.6800 | 34.6700 |
| | | | | | | | | 26.8640% | 021S-017W,15 | 141.9000 | 38.1201 |
| | | | | | | | | 50.0000% | 021S-017W,21 | 142.2800 | 71.1400 |
| | | | | | | | | 50.0000% | 021S-017W,22 | 475.3000 | 215.8200 |
| | | | | | | | | 25.0000% | 022S-015W,15 | 200.0000 | 50.0000 |
| | | | | | | | | 50.0000% | 022S-015W,21 | 458.2000 | 229.1000 |
| | | | | | | | | 50.0000% | 022S-015W,22 | 37.8000 | 18.9000 |
| | | | | | | | | 50.0000% | 023N-002W,02 | 2.9600 | 1.4800 |
| | | | | | | | | 50.0000% | 023N-002W,03 | 567.5000 | 283.7500 |
| | | | | | | | | 44.0462% | 023N-002W,04 | 571.7400 | 251.8301 |
| | | | | | | | | 24.3306% | 023N-002W,05 | 159.8400 | 38.8901 |
| | | | | | | | | 100.0000% | 024N-001W,21 | 160.0800 | 160.0800 |
| | | | | | | | | 100.0000% | 024N-001W,22 | 80.0400 | 80.0400 |
| | | | | | | | | 100.0000% | 024N-001W,27 | 85.7500 | 85.7500 |
| | | | | | | | | 100.0000% | 024N-001W,28 | 90.8000 | 90.8000 |
| | | | | | | | | 29.3706% | 024N-002W,32 | 42.9000 | 12.6000 |
| | | | | | | | | 50.0000% | 024N-002W,33 | 284.6200 | 142.3100 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 024N-002W,34 | 20.0000 | 10.0000 |
| 300-103 | K&B PROPERTIES, L.L.C. | COASTAL RESOURCES | 06/28/04 | 06/28/09 | 193/363 | 100.00% | 16.6667% | 25.0000% | 023N-003W,04 | 355.0000 | 88.7500 |
| | | | | | | | | 37.5000% | 023N-003W,04 | 80.0000 | 30.0000 |
| | | | | | | | | 37.5000% | 024N-003W,33 | 295.0000 | 110.6250 |
| 300-236 | KDG INVESMENT, LLC | BASIN LAND COMPANY | 05/13/05 | 05/13/10 | 200/892 | 100.00% | 16.6667% | 25.0000% | 019S-017W,13 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 019S-017W,14 | 949.8000 | 237.4500 |
| | | | | | | | | 25.0000% | 019S-017W,24 | 560.0000 | 140.0000 |
| 300-419 | KEEN, LUCILLA E. | BASIN LAND COMPANY, LLC. | 07/28/05 | 07/28/10 | | 100.00% | 18.7500% | | | | 273.6600 |
| 300-420 | KEEN, LUCILLA E. | BASIN LAND COMPANY, LLC. | 07/28/05 | 07/28/10 | | 100.00% | 18.7500% | | | | 35.5800 |
| 300-164 | KIMBRELL, JAMES H. | COASTAL RESOURCES | 11/01/04 | 11/01/09 | 193/482 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 78.0000 | 39.0000 |
| | | | | | | | | 39.5349% | 024N-003W,23 | 172.0000 | 68.0001 |
| | | | | | | | | 50.0000% | 024N-003W,23 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,24 | 28.0000 | 14.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 11.8500 | 5.9250 |
| 300-339 | KING GAS, L.L.C. | COASTAL RESOURCES | 07/05/05 | 07/05/10 | 200/777 | 100.00% | 18.7500% | 0.0000% | 022S-016W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-016W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,26 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 022S-017W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 8.3333% | 022S-017W,34 | 2075.2500 | 172.9375 |
| | | | | | | | | 0.0000% | 022S-017W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,01 | 0.0000 | 0.0000 |
| 300-143 | KING IV, WILLIAM D. | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/457 | 100.00% | 18.7500% | 100.0000% | 023N-003W,03 | 247.0000 | 247.0000 |
| | | | | | | | | 50.0000% | 024N-003W,22 | 29.9700 | 14.9850 |
| 300-300-1 | KING, BESS B. | SOUTHERN RESOURCES | 09/19/05 | 09/19/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,04 | 40.0000 | 10.0000 |
| 300-173 | KING, BESSIE BELL | COASTAL RESOURCES | 11/17/04 | 11/17/07 | 193/496 | 100.00% | 18.7500% | 100.0000% | 023N-003W,03 | 10.0000 | 10.0000 |
| 300-280 | KING, BETTY PEEBLES | COASTAL RESOURCES | 07/12/05 | 07/12/10 | 200/976 | 100.00% | 16.6667% | 100.0000% | 022S-015W,30 | 43.3000 | 43.3000 |
| 300-300-2 | KING, CHRISTOPHER B. | SOUTHERN RESOURCES | 09/19/05 | 09/19/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,04 | 40.0000 | 10.0000 |
| 300-300-3 | KING, CLAUDE B. | SOUTHERN RESOURCES | 09/19/05 | 09/19/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,04 | 40.0000 | 10.0000 |
| 300-145 | KING, DAVID B. | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/462 | 100.00% | 18.7500% | 100.0000% | 023N-003W,02 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-003W,27 | 1.6000 | 1.6000 |
| | | | | | | | | 100.0000% | 024N-003W,35 | 80.0000 | 80.0000 |
| 300-146 | KING, HOWARD S. | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/465 | 100.00% | 18.7500% | 100.0000% | 023N-003W,02 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 023N-003W,03 | 40.0000 | 40.0000 |
| 300-300 | KING, JOHN C., JR. | SOUTHERN RESOURCES | 09/19/05 | 09/21/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,04 | 40.0000 | 10.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-291 | KING, JOHN C., JR. | SOUTHERN RESOURCES | 09/19/05 | 09/19/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,09 | 79.0000 | 19.7500 |
| | | | | | | | | 25.0000% | 023N-003W,10 | 118.0000 | 29.5000 |
| 300-142 | KING, MARGARET | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/454 | 100.00% | 18.7500% | 100.0000% | 024N-003W,22 | 74.0000 | 74.0000 |
| | | | | | | | | 100.0000% | 024N-003W,27 | 170.0000 | 170.0000 |
| | | | | | | | | 100.0000% | 024N-003W,27 | 20.0000 | 20.0000 |
| | | | | | | | | 100.0000% | 024N-003W,27 | 8.0000 | 8.0000 |
| 300-147 | KING, NANCY ELIZABETH | COASTAL RESOURCES | 10/13/04 | 10/13/07 | 193/468 | 100.00% | 18.7500% | 100.0000% | 024N-003W,27 | 60.0000 | 60.0000 |
| 300-405 | KOCH, ALBIN C. | COASTAL RESOURCES, INC. | 11/16/05 | 11/16/10 | | 100.00% | 18.7500% | | | | 289.0750 |
| 300-406 | KOCH, JOHN L., JR. | COASTAL RESOURCES, INC. | 11/16/05 | 11/16/10 | | 100.00% | 18.7500% | | | | 289.0750 |
| 300-113 | KOEHN, JASON J. | COASTAL RESOURCES | 07/26/04 | 07/26/09 | 193/392 | 100.00% | 16.6667% | 75.0000% | 024N-003W,28 | 5.0000 | 3.7500 |
| 300-114 | KOEHN, JASON J. | COASTAL RESOURCES | 07/26/04 | 07/26/09 | 193/394 | 100.00% | 16.6667% | 75.0000% | 024N-003W,28 | 130.0000 | 97.5000 |
| 300-258-1 | LACEY, ANNIE V. | COASTAL RESOURCES | 06/23/05 | 06/23/10 | | 100.00% | 16.6667% | 16.6600% | 020S-016W,30 | 1.8000 | 0.3000 |
| 300-349 | LANGFORD, HARVEY | SOUTHERN RESOURCES | 08/22/05 | 08/22/09 | | 100.00% | 18.7500% | 0.0000% | 018S-016W,20 | 88.5500 | 45.2480 |
| | | | | | | | | 0.0000% | 018S-016W,30 | 7.9400 | 0.0000 |
| | | | | | | | | 0.0000% | 018S-016W,30 | 26.1700 | 0.0000 |
| 300-231 | LATHAM TREE FARMS | COASTAL RESOURCES | 05/12/05 | 05/12/10 | 200/754 | 100.00% | 16.6667% | 100.0000% | 018S-017W,23 | 10.0000 | 10.0000 |
| | | | | | | | | 100.0000% | 018S-017W,24 | 31.0000 | 31.0000 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 40.0000 | 40.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-226 | LATHAM, D.H. | COASTAL RESOURCES | 05/04/05 | 05/04/10 | 200/744 | 100.00% | 16.6667% | 100.0000% | 018S-017W,23 | 1.0000 | 1.0000 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 0.2500 | 0.2500 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 0.0875 | 0.0875 |
| | | | | | | | | 100.0000% | 018S-017W,36 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 019S-016W,06 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 020S-017W,36 | 81.0000 | 81.0000 |
| 300-232 | LATHAM, JAMES E. | COASTAL RESOURCES | 05/12/05 | 05/12/10 | 200/751 | 100.00% | 16.6667% | 100.0000% | 018S-016W,18 | 4.0000 | 4.0000 |
| | | | | | | | | 100.0000% | 018S-016W,19 | 84.0000 | 84.0000 |
| | | | | | | | | 100.0000% | 018S-017W,25 | 120.0000 | 120.0000 |
| | | | | | | | | 100.0000% | 018S-017W,35 | 168.0000 | 168.0000 |
| 300-229 | LATHAM, MARY | COASTAL RESOURCES | 05/05/05 | 05/05/10 | 200/756 | 100.00% | 16.6667% | 100.0000% | 018S-017W,23 | 2.3000 | 2.3000 |
| | | | | | | | | 100.0000% | 018S-017W,24 | 55.0000 | 55.0000 |
| 300-128 | LAVENDAR, WARREN EDWARD | COASTAL RESOURCES | 10/08/04 | 10/08/09 | 193/420 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 40.0000 | 20.0000 |
| 300-352 | LAVENDER, LAMONT | THOMAS EDWIN ELLIS | 08/02/05 | 08/02/09 | | 100.00% | 18.7500% | 0.0000% | 020S-016W,34 | 28.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-016W,34 | 21.8700 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-016W,34 | 31.1300 | 67.0000 |
| 300-277 | LAVENDER, PAULETTE | COASTAL RESOURCES | 06/23/05 | 06/23/10 | 200/775 | 100.00% | 16.6667% | 50.0000% | 020S-016W,30 | 1.5000 | 0.7500 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-228 | LEE, JAMES F. | COASTAL RESOURCES | 04/05/05 | 04/05/10 | 200/885 | 100.00% | 16.6667% | 100.0000% | 022S-016W,17 | 23.9100 | 23.9100 |
| 300-106-2 | LEE, JAMES WHITFIELD | COASTAL RESOURCES | 07/02/04 | 07/02/08 | 193/383 | 100.00% | 16.6667% | 25.0000% | 024N-003W,33 | 41.0000 | 10.2500 |
| | | | | | | | | 33.3313% | 024N-003W,34 | 16.1200 | 5.3731 |
| 300-106-1 | LEE, JOHN EDWARD, III | COASTAL RESOURCES | 07/02/04 | 07/02/08 | 193/379 | 100.00% | 16.6667% | 25.0000% | 024N-003W,33 | 41.0000 | 10.2500 |
| | | | | | | | | 33.3313% | 024N-003W,34 | 16.1200 | 5.3731 |
| 300-104 | LEE, JOHN EDWARD, JR. | COASTAL RESOURCES | 06/17/04 | 06/17/08 | 193/381 | 100.00% | 16.6667% | 50.0000% | 024N-003W,26 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 32.0000 | 16.0000 |
| 300-110 | LEE, JOSEPH A. | COASTAL RESOURCES | 07/26/04 | 07/26/09 | 193/387 | 100.00% | 16.6667% | 75.0000% | 024N-003W,33 | 37.0000 | 27.7500 |
| | | | | | | | | 100.0000% | 024N-003W,34 | 27.0000 | 27.0000 |
| 300-241 | LEE, JOSEPH A. | COASTAL RESOURCES | 10/28/04 | 10/28/09 | 193/475 | 100.00% | 16.6667% | 50.0000% | 024N-003W,34 | 2.7500 | 1.3750 |
| 300-115 | LEE, JUANITA STALLINGS | COASTAL RESOURCES | 08/05/04 | 08/05/09 | 193/397 | 100.00% | 16.6667% | 25.0000% | 024N-003W,34 | 80.0000 | 20.0000 |
| 300-116 | LEE, JUANITA STALLINGS | COASTAL RESOURCES | 08/05/04 | 08/05/09 | 193/399 | 100.00% | 16.6667% | 100.0000% | 024N-003W,34 | 5.0000 | 5.0000 |
| 300-106 | LEE, MARY ELIZABETH | COASTAL RESOURCES | 07/02/04 | 07/02/08 | 193/375 | 100.00% | 16.6667% | 25.0000% | 024N-003W,33 | 41.0000 | 10.2500 |
| | | | | | | | | 33.3313% | 024N-003W,34 | 16.1200 | 5.3731 |
| 300-101 | LEE, WILLIAM S. | COASTAL RESOURCES | 06/17/04 | 06/17/08 | 193/358 | 100.00% | 16.6667% | 50.0000% | 024N-003W,27 | 3.9000 | 1.9500 |
| 300-100 | LEE, WILLIAM S. SR. | COASTAL RESOURCES | 06/17/04 | 06/17/08 | 193/355 | 100.00% | 16.6667% | 50.0000% | 024N-003W,26 | 200.0000 | 100.0000 |
| | | | | | | | | 100.0000% | 024N-003W,34 | 25.3700 | 25.3700 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-364 | LEWIS BROTHERS LUMBER CO., INC. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 18.7500% | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 48.0895% | 023N-003W,22 | 905.5400 | 435.4701 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,32 | 0.0000 | 0.0000 |
| 300-356 | LEWIS, ARNOLD DEAN SR. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 18.7500% | 0.0000% | 021N-001W,19 | 0.0000 | 0.0000 |
| | | | | | | | | 26.7101% | 023N-003W,21 | 921.0000 | 246.0001 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,31,32 | 0.0000 | 0.0000 |
| 300-358 | LEWIS, ARNOLD DEAN, JR. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,23 | 86.0000 | 43.0000 |
| 300-385 | LEWIS, BOB JR. | SOUTHERN RESOURCES | 11/01/05 | 11/01/10 | | 100.00% | 16.6667% | 25.0000% | 023N-003W,23 | 138.0000 | 34.5000 |
| | | | | | | | | 25.0000% | 023N-003W,23 | 1.4400 | 0.3600 |
| 300-363 | LEWIS, JOE B. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 18.7500% | 16.6667% | 020N-003W,18 | 80.0000 | 13.3334 |
| | | | | | | | | 50.0000% | 021N-001W,19 | 63.0000 | 31.5000 |
| | | | | | | | | 25.0000% | 023N-003W,21 | 355.0000 | 88.7500 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 25.0000% | 023N-003W,31,32 | 146.0000 | 36.5000 |
| 300-366 | LEWIS, JOE B. | SOUTHERN RESOURCES | 09/21/05 | 09/21/10 | | 100.00% | 18.7500% | 100.0000% | 024N-002W,15 | 1138.0000 | 1138.0000 |
| | | | | | | | | 0.0000% | 024N-002W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,22 | 0.0000 | 0.0000 |
| 300-365 | LEWIS, JOE B. AND CLAUDIA A. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 18.7500% | 25.0000% | 023N-003W,21 | 357.0000 | 89.2500 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-247 | LEWIS, MARY ELIZABETH | COASTAL RESOURCES | 04/19/05 | 04/19/10 | 200/873 | 100.00% | 16.6667% | 100.0000% | 022S-015W,07 | 65.0000 | 65.0000 |
| | | | | | | | | 100.0000% | 022S-015W,18 | 12.5000 | 12.5000 |
| 300-292 | LITTLE, EARLIE LEE | SOUTHERN RESOURCES | 07/13/05 | 07/13/10 | | 100.00% | 16.6667% | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 023N-003W,24 | 164.5000 | 164.5000 |
| 300-140 | MARINE, ANNA B. | COASTAL RESOURCES | 10/14/04 | 10/14/09 | 193/450 | 100.00% | 16.6667% | 100.0000% | 024N-003W,27 | 112.0000 | 112.0000 |
| 300-297 | MARINE, CHARLES L. | SOUTHERN RESOURCES | 08/08/05 | 08/08/10 | | 100.00% | 18.7500% | 50.0000% | 023N-002W,06 | 72.0000 | 36.0000 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| 300-148 | MARINE, CLYDE W., JR. | COASTAL RESOURCES | 10/14/04 | 10/14/09 | 193/448 | 100.00% | 18.7500% | 50.0000% | 023N-003W,01 | 52.0000 | 26.0000 |
| 300-149 | MARINE, CLYDE W., JR. | COASTAL RESOURCES | 10/14/04 | 10/14/09 | 193/446 | 100.00% | 18.7500% | 50.0000% | 023N-002W,06 | 20.0000 | 10.0000 |
| 300-383 | MARINE, CLYDE W., JR. | SOUTHERN RESOURCES | 11/14/05 | 11/14/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,16 | 32.7600 | 16.3800 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 023N-003W,25 | 10.0000 | 10.0000 |
| 300-176 | MARTIN, FRANCES C. | COASTAL RESOURCES | 12/06/04 | 12/06/09 | 194/974 | 100.00% | 16.6667% | 100.0000% | 021S-016W,33 | 170.0000 | 170.0000 |
| | | | | | | | | 100.0000% | 022S-016W,04 | 240.0000 | 240.0000 |
| | | | | | | | | 100.0000% | 022S-016W,05 | 14.0000 | 14.0000 |
| 300-409 | MARX, M. RUTH ET AL | BASIN LAND COMPANY, LLC. | 11/17/05 | 11/17/10 | | 100.00% | 18.7500% | | | | 291.7500 |
| 300-410 | MARX, WILLIAM P. ET AL | BASIN LAND COMPANY, LLC. | 12/20/05 | 12/20/10 | | 100.00% | 18.7500% | | | | 769.0000 |
| 300-342 | MASON, RICHARD H. | COASTAL RESOURCES | 07/21/05 | 07/21/10 | 200/788 | 100.00% | 16.6667% | 48.0000% | 024N-001W,19 | 40.0000 | 19.2000 |
| | | | | | | | | 48.0000% | 024N-002W,13 | 249.3600 | 119.6928 |
| | | | | | | | | 48.0000% | 024N-002W,24 | 554.8900 | 266.3472 |
| 300-296 | MCBRIDE, ELIZABETH L. | SOUTHERN RESOURCES | 08/15/05 | 08/15/10 | | 100.00% | 18.7500% | 74.6915% | 023N-002W,06 | 376.0000 | 280.8400 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| 300-295-3 | MCCARTHY, KATHLEEN FIELD | SOUTHERN RESOURCES | 08/25/05 | 08/25/10 | | 100.00% | 16.6667% | 2.0833% | 023N-002W,07 | 320.0000 | 6.6666 |
| | | | | | | | | 2.0833% | 023N-002W,08 | 156.5000 | 3.2604 |
| | | | | | | | | 2.0833% | 023N-002W,09 | 5.0000 | 0.1042 |
| | | | | | | | | 2.0833% | 023N-002W,12 | 80.0000 | 1.6667 |
| 300-304-1 | MCCARTHY, KATHLEEN FIELD | SOUTHERN RESOURCES | 08/25/05 | 08/25/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,04 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 2.0833% | 023N-003W,01 | 697.2700 | 14.5262 |
| | | | | | | | | 0.0000% | 023N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,32 | 0.0000 | 0.0000 |
| 300-180 | MCCOOL, JAMES C. | COASTAL RESOURCES | 10/29/04 | 10/29/09 | 194/959 | 100.00% | 16.6667% | 100.0000% | 022S-016W,11 | 85.8900 | 85.8900 |
| 300-244-1 | MCDONALD, DAVIS | COASTAL RESOURCES | 02/24/05 | 02/24/09 | 504/589 | 100.00% | 16.6667% | 25.0000% | 014N-019E,02 | 75.8600 | 18.9650 |
| | | | | | | | | 25.0000% | 015N-019E,26 | 268.0000 | 67.0000 |
| | | | | | | | | 25.0000% | 015N-019E,27 | 100.0000 | 25.0000 |
| | | | | | | | | 25.0000% | 015N-019E,34 | 68.5500 | 17.1375 |
| | | | | | | | | 25.0000% | 015N-019E,35 | 219.5200 | 54.8800 |
| 300-245 | MCDONALD, DAVIS | COASTAL RESOURCES | 02/24/05 | 02/24/09 | 193/573 | 100.00% | 16.6667% | 16.6750% | 022S-017W,09 | 40.0000 | 6.6700 |
| | | | | | | | | 16.6700% | 022S-017W,10 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6702% | 022S-017W,14 | 94.0000 | 15.6701 |
| | | | | | | | | 16.6696% | 022S-017W,15 | 280.2700 | 46.7201 |
| | | | | | | | | 16.6701% | 022S-017W,16 | 320.2500 | 53.3860 |
| | | | | | | | | 16.6701% | 022S-017W,21 | 483.8600 | 80.6600 |
| | | | | | | | | 16.6735% | 022S-017W,22 | 98.0000 | 16.3400 |
| | | | | | | | | 33.3335% | 022S-017W,23 | 20.0000 | 6.6667 |
| | | | | | | | | 16.7000% | 022S-017W,27 | 80.0000 | 13.3600 |
| | | | | | | | | 16.6700% | 022S-017W,28 | 310.0000 | 51.6770 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 16.6666% | 022S-017W,33 | 35.6000 | 5.9333 |
| 300-245-2 | MCDONALD, JAMES DILLARD | COASTAL RESOURCES | 02/24/05 | 02/24/09 | 193/576 | 100.00% | 16.6667% | 16.6750% | 022S-017W,09 | 40.0000 | 6.6700 |
| | | | | | | | | 16.6700% | 022S-017W,10 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6702% | 022S-017W,14 | 94.0000 | 15.6701 |
| | | | | | | | | 16.6696% | 022S-017W,15 | 280.2700 | 46.7201 |
| | | | | | | | | 16.6701% | 022S-017W,16 | 320.2500 | 53.3860 |
| | | | | | | | | 16.6701% | 022S-017W,21 | 483.8600 | 80.6600 |
| | | | | | | | | 16.6735% | 022S-017W,22 | 98.0000 | 16.3400 |
| | | | | | | | | 33.3335% | 022S-017W,23 | 20.0000 | 6.6667 |
| | | | | | | | | 16.7000% | 022S-017W,27 | 80.0000 | 13.3600 |
| | | | | | | | | 16.6700% | 022S-017W,28 | 310.0000 | 51.6770 |
| | | | | | | | | 16.6666% | 022S-017W,33 | 35.6000 | 5.9333 |
| 300-244-2 | MCDONALD, JAMES DILLARD | COASTAL RESOURCES | 02/24/05 | 02/24/09 | 504/601 | 100.00% | 16.6667% | 25.0000% | 014N-019E,02 | 75.8600 | 18.9650 |
| | | | | | | | | 25.0000% | 015N-019E,26 | 268.0000 | 67.0000 |
| | | | | | | | | 25.0000% | 015N-019E,27 | 100.0000 | 25.0000 |
| | | | | | | | | 25.0000% | 015N-019E,34 | 68.5500 | 17.1375 |
| | | | | | | | | 25.0000% | 015N-019E,35 | 219.5200 | 54.8800 |
| 300-245-1 | MCDONALD, MARSHALL, III | COASTAL RESOURCES | 02/24/05 | 02/24/09 | 193/579 | 100.00% | 16.6667% | 16.6750% | 022S-017W,09 | 40.0000 | 6.6700 |
| | | | | | | | | 16.6700% | 022S-017W,10 | 80.0000 | 13.3360 |
| | | | | | | | | 16.6702% | 022S-017W,14 | 94.0000 | 15.6701 |
| | | | | | | | | 16.6696% | 022S-017W,15 | 280.2700 | 46.7201 |
| | | | | | | | | 16.6701% | 022S-017W,16 | 320.2500 | 53.3860 |
| | | | | | | | | 16.6701% | 022S-017W,21 | 483.8600 | 80.6600 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 16.6735% | 022S-017W,22 | 98.0000 | 16.3400 |
| | | | | | | | | 33.3335% | 022S-017W,23 | 20.0000 | 6.6667 |
| | | | | | | | | 16.7000% | 022S-017W,27 | 80.0000 | 13.3600 |
| | | | | | | | | 16.6700% | 022S-017W,28 | 310.0000 | 51.6770 |
| | | | | | | | | 16.6666% | 022S-017W,33 | 35.6000 | 5.9333 |
| 300-244 | MCDONALD, MARSHALL, III | COASTAL RESOURCES | 12/10/04 | 12/10/08 | 504/592 | 100.00% | 16.6667% | 25.0000% | 014N-019E,02 | 75.8600 | 18.9650 |
| | | | | | | | | 25.0000% | 015N-019E,26 | 268.0000 | 67.0000 |
| | | | | | | | | 25.0000% | 015N-019E,27 | 100.0000 | 25.0000 |
| | | | | | | | | 25.0000% | 015N-019E,34 | 68.5500 | 17.1375 |
| | | | | | | | | 25.0000% | 015N-019E,35 | 219.5200 | 54.8800 |
| 300-178 | MCGEE, JOHN P. | COASTAL RESOURCES | 11/30/04 | 11/30/09 | 194/969 | 100.00% | 16.6667% | 100.0000% | 022S-017W,01 | 267.0000 | 267.0000 |
| | | | | | | | | 100.0000% | 022S-017W,02 | 86.0000 | 86.0000 |
| 300-254 | MCGEE, JOHN P. | COASTAL RESOURCES | 05/25/05 | 05/25/10 | 200/765 | 100.00% | 16.6667% | 100.0000% | 024N-002W,09 | 240.0000 | 240.0000 |
| 300-320 | MCINTYRE, ANNA HARDY | BASIN LAND COMPANY | 09/12/05 | 09/12/10 | | 100.00% | 16.6667% | 50.0000% | 020S-017W,07 | 53.3300 | 26.6650 |
| 300-179 | MCKEE, BOBBY M. | COASTAL RESOURCES | 11/08/04 | 11/08/09 | 194/967 | 100.00% | 16.6667% | 100.0000% | 022S-016W,02 | 53.2400 | 53.2400 |
| 300-236-3 | MCKELLAR, GEORGE WESLEY | BASIN LAND COMPANY | 05/13/05 | 05/13/10 | 200/896 | 100.00% | 16.6667% | 25.0000% | 019S-017W,13 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 019S-017W,14 | 949.8000 | 237.4500 |
| | | | | | | | | 25.0000% | 019S-017W,24 | 560.0000 | 140.0000 |
| 300-105 | MCKINZEY FARMS, L.L.C. | COASTAL RESOURCES | 06/23/04 | 06/23/09 | 193/371 | 100.00% | 16.6667% | 50.0000% | 024N-002W,30 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-002W,34 | 11.0000 | 5.5000 |
| | | | | | | | | 50.0000% | 024N-003W,25 | 140.0000 | 70.0000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.0000% | 024N-003W,26 | 240.0000 | 120.0000 |
| | | | | | | | | 50.0000% | 024N-003W,34 | 227.0000 | 113.5000 |
| | | | | | | | | 50.0000% | 024N-003W,35 | 560.0000 | 280.0000 |
| | | | | | | | | 50.0000% | 024N-003W,36 | 320.0000 | 160.0000 |
| 300-105-1 | MCKINZEY, WILLIAM ROY | COASTAL RESOURCES | 06/23/04 | 06/23/09 | | 100.00% | 16.6667% | 50.0000% | 024N-002W,30 | 40.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 024N-002W,34 | 11.0000 | 5.5000 |
| | | | | | | | | 50.0000% | 024N-003W,25 | 140.0000 | 70.0000 |
| | | | | | | | | 50.0000% | 024N-003W,26 | 240.0000 | 120.0000 |
| | | | | | | | | 50.0000% | 024N-003W,34 | 227.0000 | 113.5000 |
| | | | | | | | | 50.0000% | 024N-003W,35 | 560.0000 | 280.0000 |
| | | | | | | | | 50.0000% | 024N-003W,36 | 320.0000 | 160.0000 |
| 300-162 | MCKINZEY, WILLIAM ROY | COASTAL RESOURCES | 10/28/04 | 10/28/09 | 193/477 | 100.00% | 16.6667% | 100.0000% | 024N-003W,34 | 5.5000 | 5.5000 |
| 300-403 | MCLELLAND, JANE WATKINS | SOUTHERN RESOURCES, INC. | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | | | | 17.2792 |
| 300-404 | MCLELLAND, JANE WATKINS | SOUTHERN RESOURCES, INC. | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | | | | 28.3333 |
| 300-118 | MCMULLEN, ANN JEAN | COASTAL RESOURCES | 08/09/04 | 08/09/09 | 194/938 | 100.00% | 16.6667% | 100.0000% | 022S-016W,22 | 160.0000 | 160.0000 |
| 300-431 | MEADOWS, LAURA L. A/K/A LAURA JO MEADOWS | SOUTHERN RESOURCES, INC. | 01/25/06 | 01/25/11 | | 100.00% | 16.6667% | | | | 604.6500 |
| 300-378-3 | MEEK, JOHN P. | SOUTHERN RESOURCES | 11/28/05 | 11/28/10 | | 100.00% | 16.6667% | 3.5714% | 023N-002W,02 | 167.0000 | 5.9643 |
| 300-400 | MEEK, JOHN P. | SOUTHERN RESOURCES | 11/28/05 | 11/28/10 | | 100.00% | 18.7500% | 3.5714% | 023N-003W,10 | 2276.3700 | 81.2983 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-127 | MILLER, REDUS | COASTAL RESOURCES | 09/29/04 | 09/29/09 | 193/418 | 100.00% | 16.6667% | 100.0000% | 024N-003W,22 | 1.0000 | 1.0000 |
| 300-218 | MINOR, JAMES R. | COASTAL RESOURCES | 12/06/04 | 12/06/09 | 194/984 | 100.00% | 16.6667% | 100.0000% | 022S-016W,01 | 14.4000 | 14.4000 |
| | | | | | | | | 100.0000% | 022S-016W,06 | 138.0000 | 138.0000 |
| | | | | | | | | 100.0000% | 022S-016W,07 | 80.0000 | 80.0000 |
| 300-121 | MINOR, LAURI MELINDA LEE | COASTAL RESOURCES | 07/26/04 | 07/26/08 | 193/405 | 100.00% | 16.6667% | 50.0000% | 024N-003W,26 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,27 | 175.0000 | 87.5000 |
| 300-122 | MINOR, LAURI MELINDA LEE | COASTAL RESOURCES | 08/10/04 | 08/10/08 | 193/408 | 100.00% | 16.6667% | 50.0000% | 024N-003W,34 | 2.7500 | 1.3750 |
| 300-123 | MINOR, LAURI MELINDA LEE | COASTAL RESOURCES | 07/26/04 | 07/26/08 | 193/410 | 100.00% | 16.6667% | 100.0000% | 024N-003W,34 | 0.4600 | 0.4600 |
| 300-236-1 | MOFFATT, BESSIE M. | BASIN LAND COMPANY | 05/13/05 | 05/13/10 | 200/889 | 100.00% | 16.6667% | 25.0000% | 019S-017W,13 | 80.0000 | 20.0000 |
| | | | | | | | | 25.0000% | 019S-017W,14 | 949.8000 | 237.4500 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 25.0000% | 019S-017W,24 | 560.0000 | 140.0000 |
| 300-314 | MOORE, ALLEN | BASIN LAND COMPANY | 07/12/05 | 07/12/10 | 200/970 | 100.00% | 16.6667% | 100.0000% | 024N-001W,18 | 3.9000 | 3.9000 |
| 300-326 | MOORE, FRANKLIN G. | SOUTHERN RESOURCES | 07/01/05 | 07/01/10 | | 100.00% | 16.6667% | 100.0000% | 023N-003W,13 | 837.3700 | 837.3700 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| 300-328 | MOORE, FRANKLIN G. | SOUTHERN RESOURCES | 08/25/05 | 08/25/10 | | 100.00% | 16.6667% | 0.0000% | 023N-002W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 25.4277% | 023N-003W,12 | 327.3000 | 83.2250 |
| 300-344 | MOORE, THOMAS W. | BASIN LAND COMPANY | 08/01/05 | 08/01/08 | | 100.00% | 18.7500% | 12.5000% | 022S-016W,31 | 67.0000 | 8.3750 |
| | | | | | | | | 12.5000% | 022S-016W,35 | 160.0000 | 20.0000 |
| | | | | | | | | 12.5000% | 022S-017W,34 | 160.0000 | 20.0000 |
| | | | | | | | | 33.3333% | 022S-017W,35 | 162.0800 | 54.0267 |
| | | | | | | | | 12.5000% | 022S-017W,36 | 546.0000 | 68.2500 |
| | | | | | | | | 12.5000% | 024N-003W,01 | 38.5000 | 4.8125 |
| 300-168 | MOSLEY, CYNTHIA BALDWIN | COASTAL RESOURCES | 11/15/04 | 11/15/09 | 193/490 | 100.00% | 16.6667% | 100.0000% | 024N-003W,24 | 24.0000 | 24.0000 |
| 300-379-1 | MULLINS, ANDREW P., JR. | SOUTHERN RESOURCES | 12/09/05 | 12/09/10 | | 100.00% | 16.6667% | 46.8750% | 014N-019E,09 | 120.0000 | 56.2500 |
| 300-411 | MULLINS, THOMAS R. | BASIN LAND COMPANY, LLC. | 12/15/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 112.5850 |
| 300-402 | MULLINS, WILLIAMS S., III | BASIN LAND COMPANY, LLC. | 12/15/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 112.5850 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-283 | NANCE, LUCILLE | COASTAL RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 100.0000% | 023N-003W,08 | 80.0000 | 80.0000 |
| 300-138 | NELSON, SABRA P. | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/442 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 10.0300 | 10.0300 |
| | | | | | | | | 100.0000% | 024N-003W,26 | 16.0000 | 16.0000 |
| 300-432 | NESBITT, ELIZABETH R. | SOUTHERN RESOURCES, INC. | 01/10/06 | 01/10/11 | | 100.00% | 16.6667% | | | | 0.7456 |
| 300-433 | NESBITT, ELIZABETH R. | SOUTHERN RESOURCES, INC. | 01/10/06 | 01/10/11 | | 100.00% | 16.6667% | | | | 66.6858 |
| 300-165 | NICHOLS, RONALD C. | COASTAL RESOURCES | 10/28/04 | 10/28/07 | 193/479 | 100.00% | 16.6667% | 100.0000% | 023N-003W,03 | 5.3100 | 5.3100 |
| | | | | | | | | 75.0000% | 024N-003W,28 | 145.0000 | 108.7500 |
| | | | | | | | | 75.0000% | 024N-003W,28 | 2.1000 | 1.5750 |
| 300-194 | OAKES, DONNA | COASTAL RESOURCES | 12/15/04 | 12/15/09 | 194/978 | 100.00% | 16.6667% | 50.0000% | 020S-0016W,02 | 83.0000 | 41.5000 |
| | | | | | | | | 50.0000% | 020S-0016W,10 | 26.0000 | 13.0000 |
| | | | | | | | | 50.0000% | 020S-0016W,10 | 19.0000 | 9.5000 |
| | | | | | | | | 50.0000% | 020S-0016W,11 | 152.0000 | 76.0000 |
| | | | | | | | | 50.0000% | 020S-0016W,11 | 148.0000 | 74.0000 |
| | | | | | | | | 50.0000% | 020S-0016W,12 | 89.0000 | 44.5000 |
| | | | | | | | | 50.0000% | 020S-0016W,12 | 44.0000 | 22.0000 |
| | | | | | | | | 50.0000% | 020S-0016W,13 | 9.0000 | 4.5000 |
| | | | | | | | | 50.0000% | 020S-0016W,14 | 5.7000 | 2.8500 |
| | | | | | | | | 50.0000% | 020S-0016W,14 | 11.0000 | 5.5000 |
| | | | | | | | | 50.0000% | 020S-0016W,14 | 40.0000 | 20.0000 |
| 300-272 | O'BRYANT, EDWIN L. | COASTAL RESOURCES | 07/11/05 | 07/11/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,18 | 28.0000 | 28.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-387-1 | OLIVER, JAMES L. JR | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 7.4582% | 023N-003W,22 | 3059.4600 | 228.1801 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-378 | OLIVER, JAMES L., JR. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 2.5000% | 023N-002W,02 | 167.0000 | 4.1750 |
| 300-382 | OLIVER, LLEWELLYN G. | SOUTHERN RESOURCES | 12/09/05 | 12/09/10 | | 100.00% | 18.7500% | 68.7500% | 023N-003W,02 | 192.0000 | 132.0000 |
| 300-387 | OLIVER, WILLIAM CONNOR | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,16 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 7.4582% | 023N-003W,22 | 3059.4600 | 228.1801 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-378-1 | OLIVER, WILLIAM CONNOR | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 2.5000% | 023N-002W,02 | 167.0000 | 4.1750 |
| 300-102 | OWENS, CHARLOTTE O. | COASTAL RESOURCES | 06/28/04 | 06/28/09 | 193/360 | 100.00% | 16.6667% | 37.5000% | 024N-003W,33 | 210.0000 | 78.7500 |
| 300-395 | OWENS, CHARLOTTE O. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 6.4383% | 023N-003W,22 | 2629.5200 | 169.2976 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-378-2 | OWENS, CHARLOTTE O. | SOUTHERN RESOURCES | 10/21/05 | 10/21/10 | | 100.00% | 16.6667% | 2.5000% | 023N-002W,02 | 167.0000 | 4.1750 |
| 300-323-1 | OWENS, KENNETH H. | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/784 | 100.00% | 16.6667% | 50.0000% | 024N-003W,19 | 580.0000 | 290.0000 |
| | | | | | | | | 0.0000% | 024N-003W,20 | 0.0000 | 0.0000 |
| 300-274 | OWENS, NORRIS WAYNE | COASTAL RESOURCES | 06/21/05 | 06/21/10 | 200/908 | 100.00% | 16.6667% | 100.0000% | 020S-016W,12 | 2.0000 | 2.0000 |
| 300-158 | OWENS, VIRIE L. | COASTAL RESOURCES | 06/28/04 | 06/28/09 | 193/366 | 100.00% | 16.6667% | 12.5000% | 023N-003W,04 | 355.0000 | 44.3750 |
| | | | | | | | | 12.5000% | 023N-003W,04 | 80.0000 | 10.0000 |
| | | | | | | | | 12.5000% | 024N-003W,33 | 210.0000 | 26.2500 |
| | | | | | | | | 12.5000% | 024N-003W,33 | 295.0000 | 36.8750 |
| 300-323 | OWENS, VIRIE L. | COASTAL RESOURCES | 07/20/05 | 07/20/10 | 200/800 | 100.00% | 16.6667% | 50.0000% | 024N-003W,19 | 580.0000 | 290.0000 |
| | | | | | | | | 0.0000% | 024N-003W,20 | 0.0000 | 0.0000 |
| 300-380-1 | PARDUE, RICHARD H. | SOUTHERN RESOURCES | 10/25/05 | 10/25/10 | | 100.00% | 18.7500% | 16.6667% | 022N-003W,06 | 160.0000 | 26.6667 |
| | | | | | | | | 16.6667% | 023N-003W,30 | 296.0000 | 49.3334 |
| | | | | | | | | 16.6667% | 023N-003W,31 | 414.0000 | 69.0000 |
| | | | | | | | | 16.6667% | 023N-003W,32 | 26.0000 | 4.3334 |
| 300-380 | PARDUE, SHARON | SOUTHERN RESOURCES | 10/25/05 | 10/25/10 | | 100.00% | 18.7500% | 16.6667% | 022N-003W,06 | 160.0000 | 26.6667 |
| | | | | | | | | 16.6667% | 023N-003W,30 | 296.0000 | 49.3334 |
| | | | | | | | | 16.6667% | 023N-003W,31 | 414.0000 | 69.0000 |
| | | | | | | | | 16.6667% | 023N-003W,32 | 26.0000 | 4.3334 |
| 300-166 | PARHAM, MAX | COASTAL RESOURCES | 10/19/04 | 10/19/09 | 193/486 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 10.1100 | 10.1100 |
| | | | | | | | | 100.0000% | 024N-003W,26 | 16.0000 | 16.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-186 | PARKER, BRENDA HARCROW | COASTAL RESOURCES | 01/03/05 | 01/03/10 | 193/521 | 100.00% | 16.6667% | 100.0000% | 020S-0016W,18 | 5.0000 | 5.0000 |
| 300-301-1 | PARKER, JAMES L., IV | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 16.6670% | 023N-002W,04 | 68.0000 | 11.3336 |
| | | | | | | | | 16.6670% | 023N-002W,05 | 116.0000 | 19.3338 |
| | | | | | | | | 1.2500% | 023N-003W,02 | 167.0000 | 2.0875 |
| 300-322 | PARKER, JAMES L., IV | SOUTHERN RESOURCES | 07/28/10 | 07/28/15 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 16.6644% | 023N-002W,08 | 4821.6000 | 803.4929 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,36 | 0.0000 | 0.0000 |
| 300-301-2 | PARKER, W.O. JR. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 16.6670% | 023N-002W,04 | 68.0000 | 11.3336 |
| | | | | | | | | 16.6670% | 023N-002W,05 | 116.0000 | 19.3338 |
| | | | | | | | | 1.2500% | 023N-003W,02 | 167.0000 | 2.0875 |
| 300-287 | PARKER, W.O., JR. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 8.6918% | 023N-002W,08 | 4400.6000 | 382.4929 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,35 | 0.0000 | 0.0000 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,36 | 0.0000 | 0.0000 |
| 300-388 | PARSELLS, LYNN | SOUTHERN RESOURCES | 10/25/05 | 10/25/10 | | 100.00% | 16.6667% | 50.0000% | 022N-002W,06 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 023N-002W,30 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 023N-002W,31 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 023N-003W,25 | 77.0000 | 38.5000 |
| 300-237 | PATE LUMBER COMPANY | COASTAL RESOURCES | 04/27/05 | 04/27/10 | 200/738 | 100.00% | 16.6667% | 50.0000% | 022S-015W,36 | 53.0000 | 26.5000 |
| | | | | | | | | 100.0000% | 024N-002W,03 | 31.0000 | 31.0000 |
| 300-303-3 | PEARSON, CHARLES E. | SOUTHERN RESOURCES | 09/08/05 | 09/08/10 | | 100.00% | 18.7500% | 6.2500% | 024N-003W,04 | 160.0000 | 10.0000 |
| | | | | | | | | 6.2500% | 024N-003W,05 | 80.0000 | 5.0000 |
| | | | | | | | | 6.2500% | 024N-003W,28 | 600.0000 | 37.5000 |
| | | | | | | | | 6.2500% | 024N-003W,33 | 80.0000 | 5.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-303-2 | PEARSON, GREGORY H. | SOUTHERN RESOURCES | 09/08/05 | 09/08/10 | | 100.00% | 18.7500% | 6.2500% | 024N-003W,04 | 160.0000 | 10.0000 |
| | | | | | | | | 6.2500% | 024N-003W,05 | 80.0000 | 5.0000 |
| | | | | | | | | 6.2500% | 024N-003W,28 | 600.0000 | 37.5000 |
| | | | | | | | | 6.2500% | 024N-003W,33 | 80.0000 | 5.0000 |
| 300-345 | PEEBLES, SARA A. | BASIN LAND COMPANY | 07/26/05 | 07/26/10 | 200/973 | 100.00% | 16.6667% | 16.6700% | 023N-003W,01 | 173.5000 | 28.9225 |
| | | | | | | | | 16.6700% | 023N-003W,02 | 40.0000 | 6.6680 |
| | | | | | | | | 16.6700% | 023N-003W,12 | 220.0000 | 36.6740 |
| 300-337 | PEEBLES, SARA W. | COASTAL RESOURCES | 06/30/05 | 06/30/10 | 200/948 | 100.00% | 16.6667% | 25.0000% | 024N-001W,19 | 1813.9000 | 453.4750 |
| | | | | | | | | 0.0000% | 024N-002W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,24 | 0.0000 | 0.0000 |
| 300-309 | PEEBLES, SARA W. | BASIN LAND COMPANY | 07/12/05 | 07/12/10 | 200/963 | 100.00% | 16.6667% | 100.0000% | 022S-015W,30 | 163.4000 | 163.4000 |
| 300-285 | PEEBLES, SARA W. | COASTAL RESOURCES | 07/12/05 | 07/12/10 | | 100.00% | 16.6667% | 100.0000% | 022S-015W,30 | 1.2000 | 1.2000 |
| 300-360-1 | PEPPENHORST, SARA C. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 3.5714% | 023N-003W,02 | 167.0000 | 5.9643 |
| 300-369 | PEPPENHORST, SARA C. | SOUTHERN RESOURCES | 10/04/05 | 10/04/10 | | 100.00% | 16.6667% | 12.8780% | 023N-002W,08 | 3995.8300 | 514.5840 |
| | | | | | | | | 0.0000% | 023N-002W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,17 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,18 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| 300-376-2 | PEPPENHORST, SARA C. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,08 | 45.0000 | 1.4063 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 302.8000 | 9.4625 |
| | | | | | | | | 3.1250% | 023N-002W,09 | 129.8500 | 4.0579 |
| | | | | | | | | 3.1250% | 023N-002W,10 | 639.5000 | 19.9844 |
| | | | | | | | | 3.1250% | 023N-002W,11 | 38.8600 | 1.2144 |
| 300-377-2 | PEPPENHORST, SARA C. | SOUTHERN RESOURCES | 10/18/05 | 10/18/10 | | 100.00% | 16.6667% | 3.1250% | 023N-002W,02 | 2.9700 | 0.0929 |
| | | | | | | | | 3.1250% | 023N-002W,03 | 567.5000 | 17.7344 |
| | | | | | | | | 3.1250% | 023N-002W,04 | 435.5700 | 13.6116 |
| | | | | | | | | 3.1250% | 023N-002W,05 | 5.7200 | 0.1788 |
| | | | | | | | | 3.1250% | 024N-002W,32 | 7.7000 | 0.2407 |
| | | | | | | | | 3.1250% | 024N-002W,33 | 284.6200 | 8.8944 |
| | | | | | | | | 3.1250% | 024N-002W,34 | 20.0000 | 0.6250 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-273 | PERRIGIN, DAISY M. | COASTAL RESOURCES | 06/24/05 | 06/24/10 | 200/933 | 100.00% | 16.6667% | 100.0000% | 020S-016W,01 | 40.0000 | 40.0000 |
| 300-285 | PERRIGIN, DAISY M. | COASTAL RESOURCES | 07/18/05 | 07/18/10 | | 100.00% | 16.6667% | 100.0000% | 019S-015W,31 | 6.0000 | 6.0000 |
| 300-343 | PERRIGIN, DAISY M. | COASTAL RESOURCES | 07/18/05 | 07/18/10 | | 100.00% | 16.6667% | 66.6667% | 019S-015W,31 | 80.0000 | 53.3334 |
| | | | | | | | | 66.6667% | 020S-015W,06 | 134.2500 | 89.5000 |
| 300-380-2 | PIPER, SUSAN P. | SOUTHERN RESOURCES | 10/25/05 | 10/25/10 | | 100.00% | 18.7500% | 16.6667% | 022N-003W,06 | 160.0000 | 26.6667 |
| | | | | | | | | 16.6667% | 023N-003W,30 | 296.0000 | 49.3334 |
| | | | | | | | | 16.6667% | 023N-003W,31 | 414.0000 | 69.0000 |
| | | | | | | | | 16.6667% | 023N-003W,32 | 26.0000 | 4.3334 |
| 300-353 | POISSENOT, PAUL A., JR. | BASIN LAND COMPANY | 08/24/05 | 08/24/10 | | 100.00% | 18.7500% | 100.0000% | 024N-002W,14 | 40.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-002W,23 | 355.0000 | 177.5000 |
| 300-251 | PORTER, ORLEE | BASIN LAND COMPANY, LLC | 03/23/05 | 03/23/10 | 200/915 | 100.00% | 16.6667% | 25.0000% | 022S-016W,17 | 22.2500 | 5.5625 |
| 300-252 | PORTER, ORLEE | BASIN LAND COMPANY, LLC | 03/23/05 | 03/23/10 | 200/926 | 100.00% | 16.6667% | 33.3300% | 022S-016W,08 | 5.0000 | 1.6665 |
| | | | | | | | | 33.3300% | 022S-016W,09 | 5.0000 | 1.6665 |
| | | | | | | | | 33.3300% | 022S-016W,16 | 43.0000 | 14.3319 |
| | | | | | | | | 33.3300% | 022S-016W,17 | 20.5000 | 6.8327 |
| 300-307 | PORTWOOD, PHYLLIS P. | COASTAL RESOURCES | 06/24/05 | 06/24/10 | 200/936 | 100.00% | 16.6667% | 50.0000% | 024N-003W,09 | 180.0000 | 90.0000 |
| | | | | | | | | 50.0000% | 024N-003W,16 | 320.0000 | 160.0000 |
| 300-131 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193-430 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 80.0000 | 80.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-132 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/434 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 28.0000 | 28.0000 |
| 300-133 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/432 | 100.00% | 16.6667% | 100.0000% | 024N-003W,24 | 5.0000 | 5.0000 |
| 300-135 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/436 | 100.00% | 16.6667% | 100.0000% | 024N-003W,26 | 16.0000 | 16.0000 |
| 300-136 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/438 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 9.9700 | 9.9700 |
| 300-153 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/426 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 124.0000 | 124.0000 |
| 300-154 | POWELL, GREGORY EUGENE | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/428 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 80.0000 | 80.0000 |
| 300-139 | POWELL, SAMUEL K. | COASTAL RESOURCES | 10/07/04 | 10/07/09 | 193/444 | 100.00% | 16.6667% | 100.0000% | 024N-003W,25 | 10.0100 | 10.0100 |
| | | | | | | | | 100.0000% | 024N-003W,26 | 16.0000 | 16.0000 |
| 300-108 | PRATT, THOMAS R. | COASTAL RESOURCES | 07/19/04 | 07/19/09 | 194/925 | 100.00% | 16.6667% | 100.0000% | 022S-016W,16 | 150.0000 | 150.0000 |
| 300-275 | PRICE, ELSIE K. | COASTAL RESOURCES | 06/21/05 | 06/21/10 | 200/939 | 100.00% | 16.6667% | 100.0000% | 020S-016W,01 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 020S-016W,12 | 78.0000 | 78.0000 |
| 300-172 | PRUITT, EDGAR | COASTAL RESOURCES | 10/28/04 | 10/28/09 | 193/502 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 80.0000 | 40.0000 |
| 300-221 | RABON, OUIDA CLEMENTS | COASTAL RESOURCES | 04/22/05 | 04/22/10 | 200/732 | 100.00% | 16.6667% | 100.0000% | 019S-016W,20 | 5.0000 | 5.0000 |
| | | | | | | | | 100.0000% | 019S-016W,21 | 34.0000 | 34.0000 |
| | | | | | | | | 48.5472% | 020S-016W,16 | 106.0000 | 51.4600 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-444 | RAS LAND & CATTLE COMPANY, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 50.0000% | | 3.0000 | 1.5000 |
| 300-445 | RAS LAND & CATTLE COMPANY, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 50.0000% | | 44.4000 | 22.2000 |
| 300-450 | RAS LAND & CATTLE COMPANY, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 50.0000% | | 466.1000 | 233.0500 |
| 300-451 | RAS LAND & CATTLE COMPANY, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 51.0000% | | 484.0000 | 246.8400 |
| 300-313 | RAY, L. EARLINE | BASIN LAND COMPANY | 06/27/05 | 06/27/10 | 200/954 | 100.00% | 16.6667% | 100.0000% | 020S-016W,12 | 0.5900 | 0.5900 |
| 300-152 | REECE, BILLY JOE | COASTAL RESOURCES | 08/18/04 | 08/18/09 | 194/944 | 100.00% | 16.6667% | 100.0000% | 022S-016W,02 | 31.4900 | 31.4900 |
| | | | | | | | | 100.0000% | 022S-016W,11 | 12.1100 | 12.1100 |
| | | | | | | | | 100.0000% | 022S-016W,11 | 7.9800 | 7.9800 |
| | | | | | | | | 100.0000% | 022S-016W,11 | 28.1000 | 28.1000 |
| | | | | | | | | 100.0000% | 022S-016W,11 | 57.9800 | 57.9800 |
| 300-155 | REECE, BILLY JOE | COASTAL RESOURCES | 08/18/04 | 08/18/09 | 194/942 | 100.00% | 16.6667% | 100.0000% | 022S-016W,10 | 18.0000 | 18.0000 |
| 300-156 | REECE, BILLY JOE | COASTAL RESOURCES | 08/18/04 | 08/18/09 | 194/940 | 100.00% | 16.6667% | 100.0000% | 021S-016W,25 | 20.0000 | 20.0000 |
| | | | | | | | | 100.0000% | 021S-016W,25 | 20.0000 | 20.0000 |
| | | | | | | | | 100.0000% | 021S-016W,26 | 30.0000 | 30.0000 |
| | | | | | | | | 100.0000% | 021S-016W,26 | 40.0000 | 40.0000 |
| 300-418 | RIGDON, CHARLES W. | SOUTHERN RESOURCES, INC. | 12/15/05 | 12/15/10 | | 100.00% | 16.6667% | | | | 27.9375 |
| 300-386 | ROBBINS, TOMMIE E. | SOUTHERN RESOURCES | 10/26/05 | 10/26/10 | | 100.00% | 16.6667% | 0.0000% | 014N-019E,04 | 0.0000 | 0.0000 |
| | | | | | | | | 100.0000% | 014N-019E,06 | 24.0000 | 24.0000 |
| | | | | | | | | 46.8750% | 014N-019E,09 | 27.2000 | 12.7500 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-216 | ROBERTSON, MINNIE | COASTAL RESOURCES | 01/06/05 | 01/06/10 | 193/555 | 100.00% | 16.6667% | 100.0000% | 020S-016W,25 | 26.5000 | 26.5000 |
| | | | | | | | | 100.0000% | 020S-016W,30 | 0.5000 | 0.5000 |
| 300-181 | RODGERS ENTERPRISES II, L.L.C., ET AL | COASTAL RESOURCES | 10/29/04 | 10/29/07 | 194/964 | 100.00% | 18.7500% | 100.0000% | 022S-016W,06 | 120.0000 | 120.0000 |
| 300-134 | RODGERS, ALLEN D. | COASTAL RESOURCES | 09/29/04 | 09/29/07 | 194/948 | 100.00% | 18.7500% | 50.0000% | 022S-016W,08 | 40.0000 | 20.0000 |
| 300-151 | ROGERS ENTERPRISES I, L.L.C., ET AL | COASTAL RESOURCES | 09/29/04 | 09/21/07 | 194/951 | 100.00% | 18.7500% | 100.0000% | 021S-016W,31 | 240.0000 | 240.0000 |
| | | | | | | | | 100.0000% | 021S-016W,33 | 46.0000 | 46.0000 |
| | | | | | | | | 100.0000% | 021S-016W,34 | 340.0000 | 340.0000 |
| | | | | | | | | 100.0000% | 021S-017W,36 | 20.0000 | 20.0000 |
| | | | | | | | | 50.0000% | 021S-017W,36 | 20.0000 | 10.0000 |
| | | | | | | | | 100.0000% | 021S-017W,36 | 64.0000 | 64.0000 |
| | | | | | | | | 100.0000% | 021S-017W,36 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 021S-017W,36 | 40.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 022S-016W,05 | 80.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 022S-016W,06 | 320.0000 | 320.0000 |
| | | | | | | | | 100.0000% | 022S-016W,07 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 022S-016W,08 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-001W,01 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 024N-001W,01 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 024N-001W,01 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-001W,02 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 024N-001W,16 | 80.0000 | 80.0000 |
| | | | | | | | | 100.0000% | 024N-001W,17 | 80.0000 | 80.0000 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 024N-001W,20 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 024N-001W,20 | 74.0000 | 74.0000 |
| | | | | | | | | 100.0000% | 024N-001W,21 | 30.0000 | 30.0000 |
| 300-441 | ROGERS, JOHN A., III | SOUTHERN RESOURCES, INC. | 01/31/06 | 01/31/11 | | 100.00% | 16.6667% | | | | 264.0000 |
| 300-421 | ROGERS, THOMAS W. ET UX | SOUTHERN RESOURCES, INC. | 12/22/05 | 12/22/10 | | 100.00% | 16.6667% | | | | 568.8800 |
| 300-371 | ROSAMOND, LILLA PRATT | SOUTHERN RESOURCES | 10/27/05 | 10/27/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,17 | 40.0000 | 40.0000 |
| | | | | | | | | 100.0000% | 020S-017W,18 | 40.0000 | 40.0000 |
| 300-427 | ROSE, WALTER R., JR. AND KAREN H. | SOUTHERN RESOURCES, INC. | 01/10/06 | 01/10/11 | | 100.00% | 16.6667% | | | | 66.6858 |
| 300-428 | ROSE, WALTER R., JR. AND KAREN H. | SOUTHERN RESOURCES, INC. | 01/10/06 | 01/10/11 | | 100.00% | 16.6667% | | | | 0.7456 |
| 300-312 | RUSSELL, SHELLY S. | BASIN LAND COMPANY | 08/18/05 | 08/18/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,12 | 120.0000 | 120.0000 |
| 300-111 | SANDERS, CHRISTINE S. | BASIN LAND CO. L.L.C. | 07/14/04 | 07/14/09 | 194/930 | 100.00% | 16.6667% | 100.0000% | 022S-016W,16 | 258.0000 | 258.0000 |
| | | | | | | | | 100.0000% | 022S-016W,21 | 200.0000 | 200.0000 |
| 300-177 | SANDERS, JOE E., JR. | COASTAL RESOURCES | 11/30/04 | 11/30/09 | 194/972 | 100.00% | 16.6667% | 100.0000% | 022S-017W,01 | 140.0000 | 140.0000 |
| 300-109 | SANDERS, REBECCA M. | COASTAL RESOURCES | 07/28/04 | 07/19/09 | 194/927 | 100.00% | 16.6667% | 100.0000% | 022S-016W,08 | 214.0000 | 214.0000 |
| | | | | | | | | 100.0000% | 022S-016W,09 | 76.0000 | 76.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-170 | SANDERS, URSULA | COASTAL RESOURCES | 11/22/04 | 11/22/09 | 193/500 | 100.00% | 16.6667% | 50.0000% | 024N-003W,22 | 80.0000 | 40.0000 |
| | | | | | | | | 50.0000% | 024N-003W,22 | 80.0000 | 40.0000 |
| 300-169 | SCALES, MAGGIE B. | COASTAL RESOURCES | 11/17/04 | 11/17/09 | 193/492 | 100.00% | 16.6667% | 25.0000% | 024N-003W,28 | 130.0000 | 32.5000 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 9.7500 | 2.4375 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 34.5000 | 8.6250 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 10.0000 | 2.5000 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 1.0000 | 0.2500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 145.0000 | 36.2500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 1.0000 | 0.2500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 1.0000 | 0.2500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 130.0000 | 32.5000 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 3.0000 | 0.7500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 10.0000 | 2.5000 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 2.1000 | 0.5250 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 111.1300 | 27.7825 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 5.0000 | 1.2500 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 4.0000 | 1.0000 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 1.5200 | 0.3800 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 2.0300 | 0.5075 |
| | | | | | | | | 25.0000% | 024N-003W,28 | 2.0300 | 0.5075 |
| | | | | | | | | 25.0000% | 024N-003W,33 | 37.0000 | 9.2500 |
| | | | | | | | | 25.0000% | 024N-003W,33 | 41.0000 | 10.2500 |
| 300-424 | SEKULICH, PAMELA A. AND RANDAL D. | SOUTHERN RESOURCES, INC. | 12/09/05 | 12/09/10 | | 100.00% | 16.6667% | | | | 44.4572 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-425 | SEKULICH, PAMELA A. AND RANDAL D. | SOUTHERN RESOURCES, INC. | 12/09/05 | 12/09/10 | | 100.00% | 16.6667% | | | | 0.4970 |
| 300-117 | SINGLETON, JOHN | COASTAL RESOURCES | 08/12/04 | 08/12/09 | 194/932 | 100.00% | 16.6667% | 100.0000% | 022S-016W,16 | 15.0000 | 15.0000 |
| 300-319 | SKELTON, LISA RENEE | BASIN LAND COMPANY | 08/22/05 | 08/22/09 | | 100.00% | 18.7500% | 100.0000% | 018S-017W,25 | 85.0000 | 85.0000 |
| 300-350 | SKELTON, STAN | SOUTHERN RESOURCES | 08/22/05 | 08/22/09 | | 100.00% | 18.7500% | 0.0000% | 018S-016W,20 | 21.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 018S-016W,30 | 88.5500 | 42.6630 |
| | | | | | | | | 0.0000% | 018S-016W,30 | 7.9400 | 0.0000 |
| 300-351 | SKELTON, STEVE | THOMAS EDWIN ELLIS | 08/22/05 | 08/22/09 | | 100.00% | 18.7500% | 0.0000% | 018S-016W,30 | 88.5500 | 32.1630 |
| | | | | | | | | 0.0000% | 018S-016W,30 | 7.9400 | 0.0000 |
| 300-242 | SKELTON, T. STEVE | THOMAS EDWIN ELLIS | 04/01/05 | 04/01/09 | | 100.00% | 18.7500% | 3.2000% | 022S-016W,30 | 14.5000 | 0.4640 |
| | | | | | | | | 3.2000% | 022S-017W,24 | 29.0000 | 0.9280 |
| | | | | | | | | 3.2000% | 022S-017W,24 | 43.0000 | 1.3760 |
| | | | | | | | | 3.2000% | 022S-017W,25 | 320.0000 | 10.2400 |
| | | | | | | | | 3.2000% | 022S-017W,25 | 37.0000 | 1.1840 |
| | | | | | | | | 3.2000% | 022S-017W,25 | 36.0000 | 1.1520 |
| | | | | | | | | 3.2000% | 022S-017W,25 | 63.0000 | 2.0160 |
| | | | | | | | | 3.2000% | 022S-017W,25 | 67.0000 | 2.1440 |
| | | | | | | | | 3.2000% | 022S-017W,26 | 320.0000 | 10.2400 |
| 300-259 | SKELTON, T. STEVE | SOUTHERN RESOURCES | 04/01/05 | 04/01/09 | 200/716 | 100.00% | 18.7500% | 79.2604% | 020S-015W,32 | 6987.1300 | 5538.0300 |
| | | | | | | | | 0.0000% | 020S-016W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-016W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-017W,25 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 020S-017W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-017W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-017W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 020S-017W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-014W,02 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-014W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-016W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-016W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,02 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,03 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,12 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 021S-017W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-016W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001E,07 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 024N-001E,18 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001W,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001W,13 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-001W,15 | 0.0000 | 0.0000 |
| 300-302-5 | SKIDMORE, TONYA RENEE | SOUTHERN RESOURCES | 10/26/05 | 10/26/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,01 | 173.5000 | 5.4219 |
| | | | | | | | | 3.1250% | 023N-003W,01 | 240.0000 | 7.5000 |
| | | | | | | | | 3.1250% | 023N-003W,02 | 160.0000 | 5.0000 |
| 300-443 | SLEDGE, L. B., III AND FAYE T. | SOUTHERN RESOURCES, INC. | 02/01/06 | 02/01/11 | | 100.00% | 18.7500% | | | | 264.0000 |
| 300-269 | SOBLEY, CHARLES L. | COASTAL RESOURCES | 07/11/05 | 07/11/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,21 | 10.2000 | 10.2000 |
| 300-270 | SOBLEY, GEORGE M. | COASTAL RESOURCES | 07/11/05 | 07/11/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,21 | 10.2000 | 10.2000 |
| 300-271 | SOBLEY, MITCHELL | COASTAL RESOURCES | 07/11/05 | 07/11/10 | | 100.00% | 16.6667% | 100.0000% | 020S-017W,21 | 20.4000 | 20.4000 |
| 300-335 | SOUTHERN LEGEND OUTFITTERS, L.L.C. | SOUTHERN RESOURCES | 09/12/05 | 09/12/10 | | 100.00% | 18.7500% | 80.3592% | 013N-019E,03 | 994.3600 | 799.0600 |
| | | | | | | | | 0.0000% | 013N-019E,04 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 013N-019E,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 013N-019E,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 013N-019E,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 013N-019E,10 | 0.0000 | 0.0000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-298 | SOUTHERN LEGEND OUTFITTERS, L.L.C. | SOUTHERN RESOURCES | 09/12/05 | 09/12/10 | | 100.00% | 18.7500% | 56.2471% | 023N-003W,04 | 2135.7000 | 1201.2700 |
| | | | | | | | | 0.0000% | 023N-003W,05 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,16 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,31 | 0.0000 | 0.0000 |
| 300-324 | SPARKMAN, FRANK S. | SOUTHERN RESOURCES | 06/23/05 | 06/23/10 | | 100.00% | 16.6667% | 50.0000% | 023N-003W,17 | 138.7500 | 69.3750 |
| | | | | | | | | 50.0000% | 023N-003W,18 | 138.7500 | 69.3750 |
| | | | | | | | | 50.0000% | 023N-003W,19 | 68.5000 | 34.2500 |
| | | | | | | | | 50.0000% | 023N-003W,20 | 240.0000 | 120.0000 |
| 300-308 | SPARROW, DR. EMILY AMASON | BASIN LAND COMPANY | 06/09/05 | 06/09/10 | 200/911 | 100.00% | 16.6667% | 100.0000% | 022S-015W,28 | 853.0300 | 853.0300 |
| | | | | | | | | 0.0000% | 022S-015W,29 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,30/31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,32 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-015W,33 | 0.0000 | 0.0000 |
| 300-167 | SPENCER, JESSIE | COASTAL RESOURCES | 11/08/04 | 11/08/09 | 193/488 | 100.00% | 16.6667% | 66.6600% | 024N-003W,28 | 40.0000 | 26.6640 |
| 300-372 | SPRINGHILL BAPTIST CHURCH | SOUTHERN RESOURCES | 09/16/05 | 09/16/10 | | 100.00% | 16.6667% | 100.0000% | 020S-016W,29 | 0.4000 | 0.4000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 020S-016W,29 | 2.0000 | 2.0000 |
| | | | | | | | | 100.0000% | 020S-016W,30 | 0.6300 | 0.6300 |
| 300-234 | STEVERSON, DENNIS | COASTAL RESOURCES | 02/03/05 | 02/03/10 | 193/563 | 100.00% | 16.6667% | 50.0000% | 023N-003W,22 | 1.0000 | 0.5000 |
| 300-348 | STEWART, HARRIS W., JR. | SOUTHERN RESOURCES | 07/07/05 | 07/07/10 | | 100.00% | 16.6667% | 50.0000% | 024N-002W,05 | 1457.0000 | 728.5000 |
| | | | | | | | | 0.0000% | 024N-002W,06 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,07 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-002W,08 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,01 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,12 | 0.0000 | 0.0000 |
| 300-277-1 | STINSON, RAYMOND | COASTAL RESOURCES | 06/23/10 | 06/23/10 | | 100.00% | 16.6667% | 50.0000% | 020S-016W,30 | 1.5000 | 0.7500 |
| 300-219 | STIRLING, C.S. | COASTAL RESOURCES | 04/18/05 | 04/18/10 | 195/56 | 100.00% | 16.6667% | 100.0000% | 021S-016W,30 | 79.0000 | 79.0000 |
| 300-448-1 | SUMMERFORD, JOHN P. | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 13.5000% | | 1249.4000 | 168.6700 |
| 300-449 | SUMMERFORD, JOHN P. | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | | 18.7500% | 25.0000% | | 235.0000 | |
| | | | | | | 100.00% | | 25.0000% | | 260.0000 | 123.7500 |
| 300-446 | SUMMERFORD, ROBERT O. | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 51.0000% | | 80.1700 | 40.8900 |
| 300-447 | SUMMERFORD, ROBERT O. | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 12.5000% | | 1418.7100 | 177.3400 |
| 300-379 | TART, SYLVIA M. | SOUTHERN RESOURCES | 12/09/05 | 12/09/10 | | 100.00% | 16.6667% | 46.8750% | 014N-019E,09 | 120.0000 | 56.2500 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-199 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/41 | 100.00% | 25.0000% | 100.0000% | 022S-016W,13 | 4.5500 | 4.5500 |
| | | | | | | | | 100.0000% | 022S-016W,13 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 022S-016W,13 | 3.0300 | 3.0300 |
| 300-200 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/17 | 100.00% | 25.0000% | 100.0000% | 022S-016W,14 | 6.0600 | 6.0600 |
| | | | | | | | | 100.0000% | 022S-016W,14 | 9.0900 | 9.0900 |
| 300-201 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/44 | 100.00% | 25.0000% | 100.0000% | 022S-016W,15 | 4.5500 | 4.5500 |
| | | | | | | | | 100.0000% | 022S-016W,15 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 022S-016W,15 | 6.0600 | 6.0600 |
| 300-202 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/29 | 100.00% | 25.0000% | 100.0000% | 022S-016W,16 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 022S-016W,16 | 12.1200 | 12.1200 |
| | | | | | | | | 100.0000% | 022S-016W,16 | 9.0900 | 9.0900 |
| 300-203 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/47 | 100.00% | 25.0000% | 100.0000% | 022S-016W,17 | 9.0900 | 9.0900 |
| | | | | | | | | 100.0000% | 022S-016W,17 | 6.0600 | 6.0600 |
| 300-204 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/32 | 100.00% | 25.0000% | 100.0000% | 022S-016W,08 | 6.0600 | 6.0600 |
| | | | | | | | | 100.0000% | 022S-016W,08 | 6.0600 | 6.0600 |
| | | | | | | | | 100.0000% | 022S-016W,08 | 18.1800 | 18.1800 |
| 300-205 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/38 | 100.00% | 25.0000% | 100.0000% | 022S-016W,06 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 022S-016W,06 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 022S-016W,06 | 6.0600 | 6.0600 |
| 300-206 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/35 | 100.00% | 25.0000% | 100.0000% | 021S-016W,31 | 6.0600 | 6.0600 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-207 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/23 | 100.00% | 25.0000% | 100.0000% | 021S-016W,30 | 6.0600 | 6.0600 |
| 300-208 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/26 | 100.00% | 25.0000% | 100.0000% | 021S-017W,13 | 9.0900 | 9.0900 |
| | | | | | | | | 100.0000% | 021S-017W,13 | 6.0600 | 6.0600 |
| 300-209 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/04 | 100.00% | 25.0000% | 100.0000% | 021S-017W,12 | 1.5200 | 1.5200 |
| | | | | | | | | 100.0000% | 021S-017W,12 | 4.5500 | 4.5500 |
| | | | | | | | | 100.0000% | 021S-017W,12 | 1.5200 | 1.5200 |
| | | | | | | | | 100.0000% | 021S-017W,12 | 1.5200 | 1.5200 |
| | | | | | | | | 100.0000% | 021S-017W,12 | 4.5500 | 4.5500 |
| | | | | | | | | 100.0000% | 021S-017W,12 | 6.0600 | 6.0600 |
| 300-210 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/50 | 100.00% | 25.0000% | 100.0000% | 021S-017W,01 | 6.0600 | 6.0600 |
| 300-211 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/20 | 100.00% | 25.0000% | 100.0000% | 021S-017W,02 | 6.0600 | 6.0600 |
| | | | | | | | | 100.0000% | 021S-017W,02 | 3.0300 | 3.0300 |
| 300-212 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/11 | 100.00% | 25.0000% | 100.0000% | 021S-017W,23 | 9.0900 | 9.0900 |
| | | | | | | | | 100.0000% | 021S-017W,23 | 3.0300 | 3.0300 |
| 300-213 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/14 | 100.00% | 25.0000% | 100.0000% | 021S-017W,24 | 1.5200 | 1.5200 |
| | | | | | | | | 100.0000% | 021S-017W,24 | 9.0900 | 9.0900 |
| | | | | | | | | 100.0000% | 021S-017W,24 | 3.0300 | 3.0300 |
| | | | | | | | | 100.0000% | 021S-017W,24 | 9.0900 | 9.0900 |
| | | | | | | | | 100.0000% | 021S-017W,24 | 0.6100 | 0.6100 |
| 300-214 | THE BURLINGTON NORTHERN AND | COASTAL RESOURCES | 12/10/04 | 12/10/07 | 195/08 | 100.00% | 25.0000% | 100.0000% | 021S-017W,25 | 6.0600 | 6.0600 |
| | | | | | | | | 100.0000% | 021S-017W,25 | 12.1200 | 12.1200 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.0000% | 021S-017W,25 | 1.2100 | 1.2100 |
| 300-417 | THE CHARLES F. HORTON FAMILY TRUST | SOUTHERN RESOURCES, INC. | 12/14/05 | 12/14/10 | | 100.00% | 16.6667% | | | | 54.5000 |
| 300-354 | THE ESTATE OF E.S. MILLER TRUST | BASIN LAND COMPANY | 09/19/05 | 09/19/10 | | 100.00% | 18.7500% | 100.0000% | 024N-002W,29 | 150.0000 | 150.0000 |
| | | | | | | | | 100.0000% | 024N-002W,32 | 144.0000 | 144.0000 |
| | | | | | | | | 100.0000% | 024N-002W,33 | 86.0000 | 86.0000 |
| 300-339-2 | THE PROSPECT COMPANY | COASTAL RESOURCES | 11/07/05 | 11/07/10 | | 100.00% | 18.7500% | 0.0000% | 022S-016W,30 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-016W,31 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,25 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 12.5000% | 022S-017W,34 | 2075.2500 | 259.4061 |
| | | | | | | | | 0.0000% | 022S-017W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022S-017W,36 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 024N-003W,01 | 0.0000 | 0.0000 |
| 300-243 | THE STIRLING FAMILY LIMITED PARTNERSHIP ET AL | BASIN LAND COMPANY, LLC. | 04/18/05 | 04/18/10 | 195/53 | 100.00% | 16.6667% | | | | 1296.8000 |
| 300-258-2 | THOMAS, ANNIE MAE | COASTAL RESOURCES | 07/18/05 | 07/18/10 | 200/806 | 100.00% | 16.6667% | 16.6600% | 020S-016W,30 | 1.8000 | 0.3000 |

# Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-258 | THOMAS, JOHN | COASTAL RESOURCES | 07/18/05 | 07/18/10 | | 100.00% | 16.6667% | 16.6600% | 020S-016W,30 | 1.8000 | 0.3000 |
| 300-258-5 | THOMAS, JULIUS | COASTAL RESOURCES | 07/18/05 | 07/18/10 | | 100.00% | 16.6667% | 16.6667% | 020S-016W,30 | 1.8000 | 0.3000 |
| 300-374 | THOMAS, WILLIAM D. | SOUTHERN RESOURCES | 11/01/05 | 11/01/10 | | 100.00% | 16.6667% | 100.0000% | 024N-002W,26 | 20.0000 | 20.0000 |
| | | | | | | | | 100.0000% | 024N-002W,36 | 80.0000 | 80.0000 |
| 300-346 | THOMPSON, RANDALL M. | COASTAL RESOURCES | 07/21/05 | 07/21/10 | 200/791 | 100.00% | 16.6667% | 2.0000% | 024N-001W,19 | 40.0000 | 0.8000 |
| | | | | | | | | 2.0000% | 024N-002W,13 | 249.3600 | 4.9872 |
| | | | | | | | | 2.0000% | 024N-002W,24 | 554.8900 | 11.0978 |
| 300-375 | THOMPSON, ROBERT L. | SOUTHERN RESOURCES | 10/13/05 | 10/13/10 | | 100.00% | 16.6667% | 100.0000% | 014N-019E,04 | 0.4688 | 0.4688 |
| 300-448 | TOMBIGBEE PROPERTIES, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | 100.00% | 18.7500% | 36.5000% | | 1249.4000 | 456.0300 |
| 300-449-1 | TOMBIGBEE PROPERTIES, LLC | COASTAL RESOURCES, INC. | 02/22/06 | 02/22/09 | | | 18.7500% | 25.0000% | | 235.0000 | |
| | | | | | | 100.00% | | 25.0000% | | 260.0000 | 123.7500 |
| 300-287-1 | TRETHAWAY, PATTI P. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 8.6918% | 023N-002W,08 | 4400.6000 | 382.4929 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |

**Woolbank Creek Prospect Leases**

**Pickens & Sumter Counties, Alabama**

**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,36 | 0.0000 | 0.0000 |
| 300-301-3 | TRETHAWAY, PATTI P. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 16.6670% | 023N-002W,04 | 68.0000 | 11.3336 |
| | | | | | | | | 16.6670% | 023N-002W,05 | 116.0000 | 19.3338 |
| | | | | | | | | 1.2500% | 023N-003W,02 | 167.0000 | 2.0875 |
| 300-240-1 | TRICE, JACK S. | BASIN LAND COMPANY | 03/03/05 | 03/03/10 | 195/01 | 100.00% | 16.6667% | 12.5000% | 022S-016W,02 | 80.0000 | 10.0000 |
| | | | | | | | | 12.5000% | 022S-016W,10 | 26.0000 | 3.2500 |
| | | | | | | | | 12.5000% | 022S-016W,10 | 19.0000 | 2.3750 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 10.0000 | 1.2500 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.5000% | 022S-016W,11 | 152.0000 | 19.0000 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 148.0000 | 18.5000 |
| | | | | | | | | 12.5000% | 022S-016W,11 | 4.0000 | 0.5000 |
| | | | | | | | | 12.5000% | 022S-016W,12 | 89.0000 | 11.1250 |
| | | | | | | | | 12.5000% | 022S-016W,12 | 44.0000 | 5.5000 |
| | | | | | | | | 12.5000% | 022S-016W,13 | 8.0000 | 1.0000 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 5.7000 | 0.7125 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 11.0000 | 1.3750 |
| | | | | | | | | 12.5000% | 022S-016W,14 | 40.0000 | 5.0000 |
| 300-238 | TRUST "B" | COASTAL RESOURCES | 04/19/05 | 04/19/10 | 200/863 | 100.00% | 16.6667% | 50.0000% | 022S-015W,18 | 81.0000 | 40.5000 |
| | | | | | | | | 50.0000% | 022S-016W,13 | 54.0000 | 27.0000 |
| 300-367 | WALLACE, LEWIS | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 18.7500% | 50.0000% | 022S-017W,22 | 68.0000 | 34.0000 |
| 300-284 | WARD, CHERRY ANNE PARKER | COASTAL RESOURCES | 07/29/05 | 07/29/10 | | 100.00% | 16.6667% | 50.0000% | 022S-017W,22 | 110.0000 | 55.0000 |
| 300-287-2 | WARD, CHERRY P. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 0.0000% | 022N-003W,26 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 022N-003W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 8.6918% | 023N-002W,08 | 4400.6000 | 382.4929 |
| | | | | | | | | 0.0000% | 023N-002W,09 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,23 | 0.0000 | 0.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 0.0000% | 023N-002W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,33 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,34 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-002W,35 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,10 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,11 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,14 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,15 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,21 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,22 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,23 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,24 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,27 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,28 | 0.0000 | 0.0000 |
| | | | | | | | | 0.0000% | 023N-003W,36 | 0.0000 | 0.0000 |
| 300-301 | WARD, CHERRY P. | SOUTHERN RESOURCES | 07/28/05 | 07/28/10 | | 100.00% | 16.6667% | 16.6670% | 023N-002W,04 | 68.0000 | 11.3336 |
| | | | | | | | | 16.6670% | 023N-002W,05 | 116.0000 | 19.3338 |
| | | | | | | | | 1.2500% | 023N-003W,02 | 167.0000 | 2.0875 |
| 300-373 | WASHINGTON, HAROLD | SOUTHERN RESOURCES | 09/15/05 | 09/15/10 | | 100.00% | 18.7500% | 100.0000% | 020S-016W,30 | 0.9000 | 0.9000 |
| 300-317 | WASHINGTON, LEONIA | BASIN LAND COMPANY | 08/19/05 | 08/19/10 | | 100.00% | 18.7500% | 100.0000% | 020S-016W,25 | 34.2000 | 34.2000 |
| | | | | | | | | 100.0000% | 020S-016W,30 | 0.9000 | 0.9000 |

**Woolbank Creek Prospect Leases**
**Pickens & Sumter Counties, Alabama**
**Lowndes & Noxubee Counties, Mississippi**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-391 | WATKINS, JOHN C. | SOUTHERN RESOURCES | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | 8.3333% | 023N-002W,09 | 5.0000 | 0.4167 |
| | | | | | | | | 4.1667% | 023N-002W,18 | 320.0000 | 13.3335 |
| | | | | | | | | 4.1667% | 023N-003W,12 | 230.0000 | 9.5835 |
| | | | | | | | | 4.1667% | 023N-003W,13 | 80.0000 | 3.3334 |
| | | | | | | | | 4.1667% | 023N-003W,13 | 40.0000 | 1.6667 |
| 300-392 | WATKINS, JOHN C. | SOUTHERN RESOURCES | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | 8.3333% | 023N-002W,04 | 12.0000 | 1.0000 |
| | | | | | | | | 8.3333% | 023N-002W,04 | 85.6000 | 7.1334 |
| | | | | | | | | 8.3333% | 023N-002W,05 | 43.0000 | 3.5834 |
| | | | | | | | | 4.1667% | 023N-002W,05 | 60.0000 | 2.5000 |
| | | | | | | | | 8.3333% | 023N-003W,04 | 12.0000 | 1.0000 |
| | | | | | | | | 8.3333% | 024N-002W,32 | 24.7500 | 2.0625 |
| 300-391-1 | WATKINS, N.G., SR. | SOUTHERN RESOURCES | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | 8.3333% | 023N-002W,09 | 5.0000 | 0.4167 |
| | | | | | | | | 4.1667% | 023N-002W,18 | 320.0000 | 13.3335 |
| | | | | | | | | 4.1667% | 023N-003W,12 | 230.0000 | 9.5835 |
| | | | | | | | | 4.1667% | 023N-003W,13 | 80.0000 | 3.3334 |
| | | | | | | | | 4.1667% | 023N-003W,13 | 40.0000 | 1.6667 |
| 300-392-1 | WATKINS, N.G., SR. | SOUTHERN RESOURCES | 11/17/05 | 11/17/10 | | 100.00% | 16.6667% | 8.3333% | 023N-002W,04 | 12.0000 | 1.0000 |
| | | | | | | | | 8.3333% | 023N-002W,04 | 85.6000 | 7.1334 |
| | | | | | | | | 8.3333% | 023N-002W,05 | 43.0000 | 3.5834 |
| | | | | | | | | 4.1667% | 023N-002W,05 | 60.0000 | 2.5000 |
| | | | | | | | | 8.3333% | 023N-003W,04 | 12.0000 | 1.0000 |
| | | | | | | | | 8.3333% | 024N-002W,32 | 24.7500 | 2.0625 |
| 300-333 | WATT, DEBORAH C. | SOUTHERN RESOURCES | 08/10/05 | 08/10/10 | | 100.00% | 16.6667% | 50.0000% | 013N-019E,09 | 20.0000 | 10.0000 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 300-396 | WHITE FAMILY PROPERTIES, L.L.C. | SOUTHERN RESOURCES | 11/08/05 | 10/21/10 | | 100.00% | 16.6667% | 57.5000% | 023N-003W,05 | 327.6000 | 188.3700 |
| | | | | | | | | 66.6667% | 024N-003W,29 | 562.8000 | 375.2000 |
| | | | | | | | | 66.6667% | 024N-003W,32 | 643.6000 | 429.0667 |
| | | | | | | | | 33.3333% | 024N-003W,33 | 16.0000 | 5.3334 |
| 300-293-2 | WHITE, CHET WAYNE | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,12 | 240.0000 | 7.5000 |
| 300-302-3 | WHITE, CHET WAYNE | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,01 | 173.5000 | 5.4219 |
| | | | | | | | | 3.1250% | 023N-003W,01 | 240.0000 | 7.5000 |
| | | | | | | | | 3.1250% | 023N-003W,02 | 160.0000 | 5.0000 |
| 300-293 | WHITE, LEVOY S. | SOUTHERN RESOURCES | 09/29/05 | 09/29/10 | | 100.00% | 18.7500% | 12.5000% | 023N-003W,12 | 240.0000 | 30.0000 |
| 300-302 | WHITE, LEVOY S., JR. | SOUTHERN RESOURCES | 09/29/05 | 09/29/10 | | 100.00% | 18.7500% | 12.5000% | 023N-003W,01 | 173.5000 | 21.6875 |
| | | | | | | | | 12.5000% | 023N-003W,01 | 240.0000 | 30.0000 |
| | | | | | | | | 12.5000% | 023N-003W,02 | 160.0000 | 20.0000 |
| 300-293-4 | WHITE, MICHELLE TERESE | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,12 | 240.0000 | 7.5000 |
| 300-302-4 | WHITE, MICHELLE TERESE | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,01 | 173.5000 | 5.4219 |
| | | | | | | | | 3.1250% | 023N-003W,01 | 240.0000 | 7.5000 |
| | | | | | | | | 3.1250% | 023N-003W,02 | 160.0000 | 5.0000 |
| 300-293-4 | WHITE, MICHELLE TERESE | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,12 | 240.0000 | 7.5000 |
| 300-302-2 | WHITE, WILLIAM MITCHELL | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,01 | 173.5000 | 5.4219 |

## Woolbank Creek Prospect Leases
## Pickens & Sumter Counties, Alabama
## Lowndes & Noxubee Counties, Mississippi

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 3.1250% | 023N-003W,01 | 240.0000 | 7.5000 |
| | | | | | | | | 3.1250% | 023N-003W,02 | 160.0000 | 5.0000 |
| 300-293-3 | WHITE, WILLIAM MITCHELL | SOUTHERN RESOURCES | 10/17/05 | 10/17/10 | | 100.00% | 18.7500% | 3.1250% | 023N-003W,12 | 240.0000 | 7.5000 |
| 300-157 | WILDER, SAMUEL | COASTAL RESOURCES | 08/12/04 | 08/12/09 | 194/934 | 100.00% | 16.6667% | 100.0000% | 022S-016W,16 | 34.0000 | 34.0000 |
| 300-341 | WITTEN, MARY JO KEEN | BASIN LAND COMPANY | 07/12/05 | 07/12/10 | 200/860 | 100.00% | 18.7500% | 50.0000% | 023N-003W,02 | 160.0000 | 80.0000 |
| | | | | | | | | 50.0000% | 023N-003W,10 | 116.0000 | 58.0000 |
| | | | | | | | | 50.0000% | 023N-003W,11 | 484.0000 | 242.0000 |
| | | | | | | | | 50.0000% | 023N-003W,14 | 154.0000 | 77.0000 |
| | | | | | | | | 50.0000% | 023N-003W,15 | 400.0000 | 200.0000 |
| 300-235-1 | WOLFORD, MARY BLANCHE MCDANIEL | COASTAL RESOURCES | 01/27/05 | 01/27/10 | 193/561 | 100.00% | 18.7500% | 50.0000% | 023N-003W,03 | 73.8400 | 36.9200 |
| | | | | | | | | 50.0000% | 024N-003W,34 | 8.4600 | 4.2300 |
| 300-174 | WRIGHT, DORA DEAN SEYMER | COASTAL RESOURCES | 12/12/04 | 12/12/09 | 194/976 | 100.00% | 16.6667% | 50.0000% | 022S-017W,01 | 70.0000 | 35.0000 |
| | | | | | | | | 50.0000% | 022S-017W,12 | 323.1200 | 161.5600 |

**Total Net** 95492.0313

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-131-1 | AINGELL, CAROLYN MAE | JESS HARRIS III, INC. | 01/06/05 | 01/21/08 | 1021/431 | 100.00% | 18.7500% | 16.66663% | 007N-009E,27 | 160.00000 | 26.66660 |
| | | | | | | | | 8.33338% | 007N-009E,27 | 80.00000 | 6.66670 |
| | | | | | | | | 16.66663% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-105-2 | ALBIN & RUTH ADAMS REVOCABLE TRUST DTD 6/14/95 | JESS HARRIS III, INC. | 11/18/04 | 11/18/07 | 1017/328 | 100.00% | 18.7500% | 7.95467% | 007N-009E,33 | 30.00000 | 2.38650 |
| | | | | | | | | 3.26700% | 007N-009E,33 | 40.00000 | 1.30680 |
| 311-110-2 | ALBIN & RUTH ADAMS REVOCABLE TRUST DTD 6/14/95 | JESS HARRIS III, INC. | 11/18/04 | 11/18/07 | 1017/342 | 100.00% | 18.7500% | 6.25000% | 007N-009E,35 | 120.00000 | 7.50000 |
| 311-315 | ALBIN & RUTH ADAMS REVOCABLE TRUST DTD 6/14/95 | JESS HARRIS III, INC. | 09/29/05 | 09/29/08 | 1049/394 | 100.00% | 18.7500% | 7.95450% | 007N-009E,28 | 40.00000 | 3.18180 |
| 311-172-1 | ALICE BADGER DANGOTT TRUST u/w/o B.J. BADGER | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/110 | 100.00% | 18.7500% | 2.62500% | 007N-009E,23 | 40.00000 | 1.05000 |
| | | | | | | | | 2.62500% | 007N-009E,23 | 80.00000 | 2.10000 |
| | | | | | | | | 8.75000% | 007N-009E,27 | 35.00000 | 3.06250 |
| | | | | | | | | 8.75000% | 007N-009E,36 | 25.00000 | 2.18750 |
| 311-154-5 | ALICE E. COLEMAN 1979 TRUST | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/325 | 100.00% | 18.7500% | 8.33325% | 007N-009E,22 | 80.00000 | 6.66660 |
| 311-326-1 | ANDERSON, SUE | JESS HARRIS III, INC. | 10/24/05 | 10/24/08 | 1049/380 | 100.00% | 18.7500% | 50.00000% | 007N-010E,29 | 80.00000 | 40.00000 |
| 311-376-1 | ANDERSON, SUE E. | JESS HARRIS III, INC. | 11/23/05 | 11/17/08 | 1050/171 | 100.00% | 18.7500% | 16.66667% | 007N-010E,11 | 120.00000 | 20.00000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-138 | ANGLIN PROPERTIES TRUST DTD 7/26/76 | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/353 | 100.00% | 18.7500% | 12.50000% | 007N-009E,24 | 40.00000 | 5.00000 |
| 311-105-3 | ATKINS, LOLA RUTH | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/326 | 100.00% | 18.7500% | 7.95467% | 007N-009E,33 | 30.00000 | 2.38640 |
| | | | | | | | | 3.26700% | 007N-009E,33 | 40.00000 | 1.30680 |
| 311-110 | ATKINS, LOLA RUTH | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/341 | 100.00% | 18.7500% | 6.25000% | 007N-009E,35 | 120.00000 | 7.50000 |
| 311-315-3 | ATKINS, LOLA RUTH | JESS HARRIS III, INC. | 11/29/05 | 11/29/08 | 1050/180 | 100.00% | 18.7500% | 7.95450% | 007N-009E,28 | 40.00000 | 3.18180 |
| 311-172 | BADGER ROYALTY COMPANY | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/122 | 100.00% | 18.7500% | 9.75000% | 007N-009E,23 | 40.00000 | 3.90000 |
| | | | | | | | | 9.75000% | 007N-009E,23 | 80.00000 | 7.80000 |
| | | | | | | | | 32.50000% | 007N-009E,27 | 35.00000 | 11.37500 |
| | | | | | | | | 32.50000% | 007N-009E,36 | 25.00000 | 8.12500 |
| 311-186-4 | BARKSDALE, CARNICE RAE | JESS HARRIS III, INC. | 08/25/05 | 08/25/08 | 1049/384 | 100.00% | 18.7500% | 10.00000% | 006N-009E,02 | 40.00000 | 4.00000 |
| | | | | | | | | 2.51335% | 006N-009E,02 | 40.44000 | 1.01640 |
| 311-186-2 | BARKSDALE, DELPHIE MAE | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 5.00000% | 006N-009E,02 | 40.00000 | 2.00000 |
| | | | | | | | | 1.25668% | 006N-009E,02 | 40.44000 | 0.50820 |
| 311-186 | BARKSDALE, JACK D. | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 1017/324 | 100.00% | 18.7500% | 10.00000% | 006N-009E,02 | 40.00000 | 4.00000 |
| | | | | | | | | 2.51335% | 006N-009E,02 | 40.44000 | 1.01640 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-186-3 | BARKSDALE, RICKY CAROL | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 5.00000% | 006N-009E,02 | 40.00000 | 2.00000 |
| | | | | | | | | 1.25668% | 006N-009E,02 | 40.44000 | 0.50820 |
| 311-128-2 | BARRETT, PRECIA J. CHESNUTT | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/343 | 100.00% | 18.7500% | 8.33338% | 007N-009E,23 | 80.00000 | 6.66660 |
| 311-132-2 | BASKIN, PAMELA D. | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/407 | 100.00% | 18.7500% | 8.33333% | 007N-009E,26 | 1.50000 | 0.12500 |
| | | | | | | | | 3.08644% | 007N-009E,26 | 158.50000 | 4.89200 |
| 311-379 | BAXTER, JANET SUE | JESS HARRIS III, INC. | 12/01/05 | 12/01/08 | 1050/184 | 100.00% | 18.7500% | 12.50000% | 007N-010E,14 | 80.00000 | 10.00000 |
| 311-380 | BAXTER, JANET SUE | JESS HARRIS III, INC. | 12/01/05 | 12/01/08 | 1050/182 | 100.00% | 18.7500% | 12.50000% | 007N-010E,14 | 120.00000 | 15.00000 |
| 311-124-1 | BEHRENDS, CARLA ANDREA | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/358 | 100.00% | 18.7500% | 2.72908% | 007N-009E,23 | 120.00000 | 3.27490 |
| 311-151 | BEHRENDS, CARLA ANDREA | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/360 | 100.00% | 18.7500% | 8.18750% | 007N-009E,24 | 40.00000 | 3.27500 |
| 311-375-1 | BEHRENDS, CARLA ANDREA | JESS HARRIS III, INC. | 11/11/05 | 11/11/08 | 1049/376 | 100.00% | 18.7500% | 1.02367% | 007N-010E,15 | 158.00000 | 1.61740 |
| 311-115 | BERRYMAN, ROGER L. | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/451 | 100.00% | 18.7500% | 100.00000% | 007N-009E,34 | 2.50000 | 2.50000 |
| 311-108-3 | BISTERFELDT, SARA WESTBROOK | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | 1017/340 | 100.00% | 18.7500% | 2.77775% | 007N-009E,35 | 40.00000 | 1.11110 |
| 311-188-1 | BLAND, EDVA LOU | JESS HARRIS III, INC. | 04/14/05 | 04/27/08 | | 100.00% | 18.7500% | 8.33333% | 006N-009E,03 | 80.16000 | 6.68000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-175-4 | BOBBY G. & GWENNA M. ROBINSON REV. TRST DTD 4/2/98 | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/142 | 100.00% | 18.7500% | 3.12500% | 007N-009E,14 | 80.00000 | 2.50000 |
| 311-318-4 | BOBBY G. & GWENNA M. ROBINSON REV. TRUST 4/2/98 | JESS HARRIS III, INC. | 09/27/05 | 09/27/08 | 1044/294 | 100.00% | 18.7500% | 12.50000% | 007N-009E,28 | 160.00000 | 20.00000 |
| 311-293-4 | BOHANNON, AGNES MAE | JESS HARRIS III, INC. | 09/13/05 | 09/13/08 | 1049/406 | 100.00% | 18.7500% | 0.39682% | 007N-010E,17 | 239.00000 | 0.94840 |
| 311-293-10 | BOHANNON, RICKY ALLEN A/K/A RICKY ALAN BOHANNON | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/656 | 100.00% | 18.7500% | 0.26456% | 007N-010E,17 | 239.00000 | 0.63230 |
| 311-159-1 | BOOHER, WANDA STUBBLEFIELD | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/899 | 100.00% | 18.7500% | 33.33325% | 007N-009E,23 | 40.00000 | 13.33330 |
| | | | | | | | | 10.00000% | 007N-009E,23 | 40.00000 | 4.00000 |
| | | | | | | | | 10.00000% | 007N-009E,23 | 40.00000 | 4.00000 |
| 311-180 | BOWEN, RICHARD L. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/92 | 100.00% | 18.7500% | 1.56250% | 006N-009E,03 | 120.00000 | 1.87500 |
| 311-159-2 | BOWMAN, PATRICIA A. | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 1029/100 | 100.00% | 18.7500% | 16.66650% | 007N-009E,23 | 40.00000 | 6.66660 |
| | | | | | | | | 5.00000% | 007N-009E,23 | 40.00000 | 2.00000 |
| | | | | | | | | 5.00000% | 007N-009E,23 | 40.00000 | 2.00000 |
| 311-177 | BRUNEL, DIANA DARKS | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1029/54 | 100.00% | 18.7500% | 2.08325% | 007N-009E,33 | 40.00000 | 0.83330 |

# Silica Prospect Leases
# Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-100-11 | BRUNEL, DIANA DARKS | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1029/70 | 100.00% | 18.7500% | 2.77775% | 007N-009E,26 | 40.00000 | 1.11110 |
| 311-128-4 | BUTTS, RUTH CHESNUTT | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/345 | 100.00% | 18.7500% | 33.33338% | 007N-009E,23 | 80.00000 | 26.66670 |
| 311-175-7 | CAIN, MARY DELL | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/144 | 100.00% | 18.7500% | 25.00000% | 007N-009E,14 | 80.00000 | 20.00000 |
| 311-300 | CHANCELLOR, WANDA FAYE | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/300 | 100.00% | 18.7500% | 2.50000% | 007N-010E,16 | 120.00000 | 3.00000 |
| 311-181-7 | CHESNUT, JEWEL | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 0.44625% | 006N-009E,10 | 40.00000 | 0.17850 |
| 311-128-3 | CHESNUTT, CLYDE WILSON JR. | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/347 | 100.00% | 18.7500% | 8.33338% | 007N-009E,23 | 80.00000 | 6.66670 |
| 311-128-1 | CHESNUTT, LON BENTON | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/341 | 100.00% | 18.7500% | 8.33338% | 007N-009E,23 | 80.00000 | 6.66670 |
| 311-128-6 | CHESNUTT, TOM RALEIGH | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1025/901 | 100.00% | 18.7500% | 8.33325% | 007N-009E,23 | 80.00000 | 6.66660 |
| 311-318-5 | CLARK, MURRAY | JESS HARRIS III, INC. | 09/19/05 | 09/19/08 | 1049/402 | 100.00% | 18.7500% | 12.50000% | 007N-009E,28 | 160.00000 | 20.00000 |
| 311-318 | CLARK, RICKEY D. | JESS HARRIS III, INC. | 09/19/05 | 09/19/08 | 1049/412 | 100.00% | 18.7500% | 12.50000% | 007N-009E,28 | 160.00000 | 20.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-318-1 | CLARK, VERNON | JESS HARRIS III, INC. | 09/19/05 | 09/19/08 | 1049/410 | 100.00% | 18.7500% | 12.50000% | 007N-009E,28 | 160.00000 | 20.00000 |
| 311-159 | COCHRAN, BETTY ANN BRIDGES | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/897 | 100.00% | 18.7500% | 33.33325% | 007N-009E,23 | 40.00000 | 13.33330 |
| | | | | | | | | 10.00000% | 007N-009E,23 | 40.00000 | 4.00000 |
| | | | | | | | | 10.00000% | 007N-009E,23 | 40.00000 | 4.00000 |
| 311-124-2 | CORMODE, THOMAS B. | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/352 | 100.00% | 18.7500% | 2.55558% | 007N-009E,23 | 120.00000 | 3.06670 |
| 311-151-1 | CORMODE, THOMAS B. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/358 | 100.00% | 18.7500% | 7.66650% | 007N-009E,24 | 40.00000 | 3.06660 |
| 311-375 | CORMODE, THOMAS B. | JESS HARRIS III, INC. | 11/11/05 | 11/11/08 | 1049/374 | 100.00% | 18.7500% | 0.96829% | 007N-010E,15 | 158.00000 | 1.52990 |
| 311-160 | COWBOY BERRY MINERALS, LLC | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/104 | 100.00% | 18.7500% | 2.33325% | 007N-009E,23 | 40.00000 | 0.93330 |
| | | | | | | | | 2.33325% | 007N-009E,23 | 40.00000 | 0.93330 |
| | | | | | | | | 0.27775% | 007N-009E,23 | 40.00000 | 0.11110 |
| 311-134-2 | COX, CHARLES R. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/376 | 100.00% | 18.7500% | 16.66675% | 007N-009E,25 | 80.00000 | 13.33340 |
| | | | | | | | | 16.66675% | 007N-009E,25 | 80.00000 | 13.33340 |
| 311-107-2 | DILBECK, MARY SHERRY | JESS HARRIS III, INC. | 11/29/04 | 11/29/07 | 1017/334 | 100.00% | 18.7500% | 12.50000% | 007N-009E,34 | 70.00000 | 8.75000 |
| 311-126 | DILBECK, MARY SHERRY | JESS HARRIS III, INC. | 01/21/05 | 01/04/08 | 1021/372 | 100.00% | 18.7500% | 12.50000% | 007N-009E,25 | 62.50000 | 7.81250 |
| 311-119 | DKD RESOURCES, L.P. | JESS HARRIS III, INC. | 12/29/04 | 12/29/07 | 1021/446 | 100.00% | 18.7500% | 13.63636% | 007N-009E,34 | 110.00000 | 15.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-181-8 | DOLF, FRANK H., JR. | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 2.08325% | 006N-009E,10 | 40.00000 | 0.83330 |
| 311-174-6 | DORIS REYNOLDS | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 3.12500% | 006N-009E,03 | 120.00000 | 3.75000 |
| 311-381 | DOTSON, DAVID | JESS HARRIS III, INC. | 11/23/05 | 11/23/08 | 1054/654 | 100.00% | 18.7500% | 25.00000% | 007N,014E,14 | 80.00000 | 20.00000 |
| | | | | | | | | 25.00000% | 007N-010E,14 | 120.00000 | 30.00000 |
| 311-154-4 | DOUGLASS, JAMES B. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/328 | 100.00% | 18.7500% | 8.33325% | 007N-009E,22 | 80.00000 | 6.66660 |
| 311-154-1 | DOUGLASS, LORRAINE R. | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/319 | 100.00% | 18.7500% | 4.16663% | 007N-009E,22 | 80.00000 | 3.33330 |
| 311-134-1 | DOUGLASS, LORRAINE R. | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/384 | 100.00% | 18.7500% | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| | | | | | | | | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| 311-100-5 | DOUGLASS, LORRAINE R. | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/403 | 100.00% | 18.7500% | 2.08325% | 007N-009E,26 | 40.00000 | 0.83330 |
| 311-108-2 | E. CHRIS KAUFFMAN REVOCABLE TRUST DTD11/8/01 | JESS HARRIS III, INC. | 11/10/04 | 11/29/07 | 1017/354 | 100.00% | 18.7500% | 2.77775% | 007N-009E,35 | 40.00000 | 1.11110 |
| 311-376 | ECKLES, GEORGE R. | JESS HARRIS III, INC. | 11/17/05 | 11/17/08 | 1050/169 | 100.00% | 18.7500% | 16.66667% | 007N-010E,11 | 120.00000 | 20.00000 |
| 311-326 | ECKLES, GEORGE R., JR. | JESS HARRIS III, INC. | 10/24/05 | 10/24/08 | 1049/378 | 100.00% | 18.7500% | 50.00000% | 007N-010E,29 | 80.00000 | 40.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-174-5 | EILEEN V. STIRMAN FAMILY TUST DTD 4/1/92 | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 6.25000% | 006N-009E,03 | 120.00000 | 7.50000 |
| 311-181 | EILEENE V. SITRMAN FAMILY TRUST DTD 4/01/92 | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 9.37500% | 006N-009E,10 | 40.00000 | 3.75000 |
| 311-174-7 | ELIZABETH MCMAHAN TOLBERT REV. TRUST DTD 9/23/94 | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/242 | 100.00% | 18.7500% | 3.12500% | 006N-009E,03 | 120.00000 | 3.75000 |
| 311-130-2 | ELIZABETH MCMAHAN TOLBERT REVOCABLE TRUST | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/413 | 100.00% | 18.7500% | 8.33338% | 007N-009E,27 | 80.00000 | 6.66670 |
| 311-181-10 | ELIZABETH MCMAHAN TOLBERT REVOCABLE TRUST DTD 9/23 | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/247 | 100.00% | 18.7500% | 3.12500% | 006N-009E,10 | 40.00000 | 1.25000 |
| 311-157 | EPISCOPAL ROYALTY COMPANY | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1029/88 | 100.00% | 18.7500% | 15.00000% | 007N-009E,25 | 40.00000 | 6.00000 |
| 311-125-1 | EPPERSON FAMILY TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/348 | 100.00% | 18.7500% | 54.16667% | 007N-009E,23 | 120.00000 | 65.00000 |
| | | | | | | | | 87.50000% | 007N-009E,23 | 120.00000 | 105.00000 |
| 311-120 | ESTATE OF GRACE STEVENSON | JESS HARRIS III, INC. | 11/16/04 | 11/16/07 | 1021/449 | 100.00% | 18.7500% | 59.56936% | 007N-009E,34 | 110.00000 | 65.52630 |
| | | | | | | | | 61.84213% | 007N-009E,34 | 80.00000 | 49.47370 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-130-4 | ESTES, JEAN | JESS HARRIS III, INC. | 07/20/05 | 07/20/08 | 1049/396 | 100.00% | 18.7500% | 2.77775% | 007N-009E,27 | 80.00000 | 2.22220 |
| 311-151-4 | EUGENE EARL MAJORS TESTAMENTARY TRUST | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 1029/96 | 100.00% | 18.7500% | 25.00000% | 007N-009E,24 | 40.00000 | 10.00000 |
| 311-293-6 | FIRST PRESBYTERIAN CHURCH OF OKLAHOMA CITY | JESS HARRIS III, INC. | 10/11/05 | 10/11/08 | 1050/173 | 100.00% | 18.7500% | 2.14586% | 007N-010E,17 | 239.00000 | 5.12870 |
| 311-109-3 | FIRST UNITED BANK | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/465 | 100.00% | 18.7500% | 25.00000% | 007N-009E,35 | 40.00000 | 10.00000 |
| 311-137 | FLEISCHAKER MINERAL COMPANY LLC | JESS HARRIS III, INC. | 03/01/05 | 03/01/06 | 1024/304 | 100.00% | 18.7500% | 32.73322% | 006N-010E,04 | 122.20000 | 40.00000 |
| 311-141 | FLEISCHAKER MINERAL COMPANY LLC | JESS HARRIS III, INC. | 03/01/05 | 03/01/06 | 1024/407 | 100.00% | 18.7500% | 50.00000% | 007N-009E,26 | 120.00000 | 60.00000 |
| 311-143 | FLEISCHAKER MINERAL COMPANY LLC | JESS HARRIS III, INC. | 03/01/06 | 03/01/07 | 1024/427 | 100.00% | 18.7500% | 25.00000% | 007N-009E,09 | 80.00000 | 20.00000 |
| 311-316 | FORT HOME METHODIST EPISCOPAL CHURCH | JESS HARRIS III, INC. | 09/28/05 | 09/28/08 | 1049/389 | 100.00% | 18.7500% | 100.00000% | 006N-009E,04 | 1.00000 | 1.00000 |
| 311-291 | FORTUNE OIL COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 12.50000% | 007N-009E,23 | 40.00000 | 5.00000 |
| 311-292 | FORTUNE OIL COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 16.66640% | 007N-009E,25 | 12.50000 | 2.08330 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-190 | FORTUNE OIL COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 4.76175% | 006N-009E,02 | 40.00000 | 1.90470 |
| 311-189 | FORTUNE OIL COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 12.50000% | 006N-009E,03 | 80.00000 | 10.00000 |
| 311-165-2 | FOSTER , WILLIAM BRUCE | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/156 | 100.00% | 18.7500% | 8.33338% | 007N-009E,13 | 80.00000 | 6.66670 |
| | | | | | | | | 8.33338% | 007N-009E,13 | 80.00000 | 6.66670 |
| 311-162 | FOSTER, DAVID EARL | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/891 | 100.00% | 18.7500% | 8.33338% | 007N-009E,13 | 80.00000 | 6.66670 |
| 311-166-2 | FOSTER, LORETTIE | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | | 100.00% | 18.7500% | 2.75000% | 007N-009E,36 | 160.00000 | 4.40000 |
| 311-164-1 | FOSTER, MARTHA JANE | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/162 | 100.00% | 18.7500% | 8.33325% | 007N-009E,13 | 80.00000 | 6.66660 |
| | | | | | | | | 8.33325% | 007N-009E,13 | 80.00000 | 6.66660 |
| 311-159-3 | FOSTER, PAMELA SUE | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 1029/102 | 100.00% | 18.7500% | 16.66650% | 007N-009E,23 | 40.00000 | 6.66660 |
| | | | | | | | | 5.00000% | 007N-009E,23 | 40.00000 | 2.00000 |
| | | | | | | | | 5.00000% | 007N-009E,23 | 40.00000 | 2.00000 |
| 311-378 | FOX, FREDDIE MAE | JESS HARRIS III, INC. | 11/29/05 | 11/29/08 | 1050/167 | 100.00% | 18.7500% | 4.16667% | 007N-010E,14 | 60.00000 | 2.50000 |
| 311-181-3 | FREAM, VERA JEAN | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 0.44625% | 006N-009E,10 | 40.00000 | 0.17850 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-293-7 | FRED BOHANNON ROYALTY COMPANY | JESS HARRIS III, INC. | 10/03/05 | 10/03/08 | 1050/175 | 100.00% | 18.7500% | 1.19050% | 007N-010E,17 | 239.00000 | 2.84530 |
| 311-309 | GALVIN, MARY CAROLINE | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/332 | 100.00% | 18.7500% | 16.66663% | 007N-010E,17 | 80.00000 | 13.33330 |
| 311-129 | GALVIN, MARY CAROLYN | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/433 | 100.00% | 18.7500% | 16.25000% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-117-2 | GARDNER, MADELINE BLAUNER | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1024/420 | 100.00% | 18.7500% | 16.66675% | 007N-009E,35 | 40.00000 | 6.66660 |
| 311-156-1 | GASSEN, ANITA JOAN | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/315 | 100.00% | 18.7500% | 50.00000% | 007N-009E,22 | 80.00000 | 40.00000 |
| 311-100 | GEORGE, DAVID H. | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/312 | 100.00% | 18.7500% | 4.16675% | 007N-009E,26 | 40.00000 | 1.66670 |
| 311-106 | GEORGE, DAVID H. | JESS HARRIS III, INC. | 11/04/07 | 11/04/07 | 1017/322 | 100.00% | 18.7500% | 3.12500% | 007N-009E,33 | 40.00000 | 1.25000 |
| 311-192 | GEORGE, DAVID H. | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 25.0000% | 0.78133% | 006N-009E,03 | 120.64000 | 0.94260 |
| 311-183-1 | GEORGE, DAVID H. | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 25.0000% | 0.78125% | 006N-009E,02 | 40.00000 | 0.31250 |
| 311-100-1 | GEORGE, JOHN H. | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/310 | 100.00% | 18.7500% | 4.16675% | 007N-009E,26 | 40.00000 | 1.66670 |
| 311-106-1 | GEORGE, JOHN H. | JESS HARRIS III, INC. | 11/04/07 | 11/04/07 | 1017/320 | 100.00% | 18.7500% | 3.12500% | 007N-009E,33 | 40.00000 | 1.25000 |
| 311-183-2 | GEORGE, JOHN H. | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | 1042/240 | 100.00% | 25.0000% | 0.78125% | 006N-009E,02 | 40.00000 | 0.31250 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-192-1 | GEORGE, JOHN H. | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | 1042/245 | 100.00% | 25.0000% | 0.78133% | 006N-009E,03 | 120.64000 | 0.94260 |
| 311-108-1 | GEORGE, TOMMIE | JESS HARRIS III, INC. | 11/10/04 | 11/29/07 | 1017/340 | 100.00% | 18.7500% | 2.77800% | 007N-009E,35 | 40.00000 | 1.11120 |
| 311-102-11 | GLEN D & LINDA L. WARD LIVING TRUST DTD 5-9-01 | JESS HARRIS III, INC. | 04/01/05 | 04/01/08 | 1029/66 | 100.00% | 18.7500% | 2.77779% | 007N-009E,26 | 158.50000 | 4.40280 |
| 311-312 | GOLDBAUM, GRACE ELAINE MCCONNELL | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/314 | 100.00% | 18.7500% | 2.08333% | 007N-010E,16 | 120.00000 | 2.50000 |
| 311-132 | GOLLAHON, GENEVA JOYCE | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/401 | 100.00% | 18.7500% | 33.33333% | 007N-009E,26 | 1.50000 | 0.50000 |
| | | | | | | | | 9.25924% | 007N-009E,26 | 158.50000 | 14.67590 |
| 311-117-1 | GREGORY, CLAIRE BLAUNER | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/475 | 100.00% | 18.7500% | 16.66675% | 007N-009E,35 | 40.00000 | 6.66670 |
| 311-166 | GRIZZLE, WANDA | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/923 | 100.00% | 18.7500% | 2.75000% | 007N-009E,36 | 160.00000 | 4.40000 |
| 311-114-1 | HANSON, JANICE | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/425 | 100.00% | 18.7500% | 4.00000% | 007N-009E,27 | 80.00000 | 3.20000 |
| 311-120-1 | HARDWICK, LOUISE | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 1029/51 | 100.00% | 18.7500% | 13.15791% | 007N-009E,34 | 110.00000 | 14.47370 |
| | | | | | | | | 13.15788% | 007N-009E,34 | 80.00000 | 10.52630 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-383 | HARRIS FOUNDATION, INC. | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/660 | 100.00% | 18.7500% | 100.00000% | 007N-010E,21 | 20.00000 | 20.00000 |
| 311-102-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 11/22/04 | 11/22/06 | 1017/316 | 100.00% | 18.7500% | 6.25003% | 007N-009E,26 | 158.50000 | 9.90630 |
| 311-107-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 11/22/04 | 11/22/06 | 1017/336 | 100.00% | 18.7500% | 25.00000% | 007N-009E,34 | 70.00000 | 17.50000 |
| 311-123-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 01/28/05 | 01/27/07 | 1021/360 | 100.00% | 18.7500% | 5.83325% | 007N-009E,23 | 40.00000 | 2.33330 |
| | | | | | | | | 8.80225% | 007N-009E,23 | 40.00000 | 3.52090 |
| | | | | | | | | 8.59400% | 007N-009E,23 | 40.00000 | 3.43760 |
| | | | | | | | | 11.71875% | 007N-009E,23 | 80.00000 | 9.37500 |
| 311-126-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 01/28/05 | 01/28/07 | 1021/378 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 62.50000 | 15.62500 |
| 311-127 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 01/28/05 | 01/28/07 | 1021/370 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 5.00000 | 1.25000 |
| | | | | | | | | 25.00000% | 007N-009E,25 | 70.00000 | 17.50000 |
| 311-171-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 03/25/05 | 03/25/07 | 1029/174 | 100.00% | 18.7500% | 12.50000% | 007N-009E,1 | 80.00000 | 10.00000 |
| 311-170 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 03/25/05 | 03/25/07 | 1029/172 | 100.00% | 18.7500% | 12.50000% | 007N-009E,12 | 40.00000 | 8.00000 |
| 311-339 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/63 | 100.00% | 18.7500% | 6.25000% | 007N-010E,32 | 160.00000 | 10.00000 |
| 311-347-2 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/65 | 100.00% | 18.7500% | 12.50000% | 008N-011E,17 | 160.00000 | 20.00000 |
| 311-320-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/67 | 100.00% | 18.7500% | 7.81250% | 008N-011E,19 | 160.00000 | 12.50000 |
| 311-321-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/69 | 100.00% | 18.7500% | 6.25000% | 008N-011E,31 | 80.00000 | 5.00000 |
| 311-351-2 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/71 | 100.00% | 18.7500% | 18.75000% | 008N-011E,33 | 80.00000 | 10.00000 |

# Silica Prospect Leases
# Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-329-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/73 | 100.00% | 18.7500% | 1.04167% | 006N-010E,07 | 120.00000 | 1.25000 |
| 311-330-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/75 | 100.00% | 18.7500% | 6.25000% | 006N-010E,10 | 160.00000 | 10.00000 |
| 311-331-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/77 | 100.00% | 18.7500% | 4.06250% | 006N-010E,11 | 160.00000 | 6.50000 |
| 311-332-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/79 | 100.00% | 18.7500% | 37.50000% | 006N-010E,12 | 60.00000 | 22.50000 |
| 311-333-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/81 | 100.00% | 18.7500% | 20.82500% | 006N-010E,20 | 120.00000 | 24.99000 |
| 311-334-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/83 | 100.00% | 18.7500% | 12.50000% | 006N-010E,32 | 40.00000 | 5.00000 |
| 311-335-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/85 | 100.00% | 18.7500% | 12.50000% | 007N-010E,06 | 80.00000 | 10.00000 |
| 311-336-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/87 | 100.00% | 18.7500% | 31.25000% | 007N-010E,07 | 80.00000 | 25.00000 |
| 311-337-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/89 | 100.00% | 18.7500% | 50.00000% | 007N-010E,14 | 20.00000 | 10.00000 |
| 311-328-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/91 | 100.00% | 18.7500% | 0.41667% | 008N-011E,16 | 120.00000 | 0.50010 |
| 311-301-4 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/879 | 100.00% | 18.7500% | 7.81250% | 007N-010E,20 | 80.00000 | 6.25000 |
| 311-302-2 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/95 | 100.00% | 18.7500% | 10.00000% | 007N-010E,20 | 80.00000 | 8.00000 |
| 311-338-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/97 | 100.00% | 18.7500% | 6.25000% | 007N-010E,14 | 40.00000 | 2.50000 |
| 311-322-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/99 | 100.00% | 18.7500% | 5.46875% | 007N-010E,21 | 80.00000 | 4.37500 |
| 311-323-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/101 | 100.00% | 18.7500% | 10.00000% | 007N-010E,29 | 80.00000 | 23.75000 |
| 311-324-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/103 | 100.00% | 18.7500% | 3.12500% | 008N-011E,29 | 80.00000 | 2.50000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-325-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/150A | 100.00% | 18.7500% | 5.46917% | 008N-011E,36 | 120.00000 | 6.56310 |
| 311-340-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/107 | 100.00% | 18.7500% | 16.25000% | 007N-011E,04 | 40.00000 | 6.50000 |
| 311-341-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/109 | 100.00% | 18.7500% | 15.93750% | 007N-011E,08 | 160.00000 | 25.50000 |
| 311-342-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/111 | 100.00% | 18.7500% | 5.31250% | 007N-011E,09 | 80.00000 | 4.25000 |
| 311-343-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/113 | 100.00% | 18.7500% | 7.81250% | 007N-011E,16 | 80.00000 | 6.25000 |
| 311-344-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/115 | 100.00% | 18.7500% | 10.15196% | 007N-011E,19 | 159.25000 | 16.16700 |
| 311-345-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/117 | 100.00% | 18.7500% | 12.50000% | 007N-011E,32 | 80.00000 | 10.00000 |
| 311-347-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/119 | 100.00% | 18.7500% | 12.50000% | 008N-011E,17 | 160.00000 | 20.00000 |
| 311-320-2 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/121 | 100.00% | 18.7500% | 4.16250% | 008N-011E,19 | 160.00000 | 6.66000 |
| 311-348-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/123 | 100.00% | 18.7500% | 12.49767% | 008N-011E,20 | 107.50000 | 13.43500 |
| 311-321-2 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/125 | 100.00% | 18.7500% | 25.00000% | 008N-011E,31 | 80.00000 | 20.00000 |
| 311-350-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/127 | 100.00% | 18.7500% | 12.50000% | 008N-011E,33 | 80.00000 | 20.00000 |
| 311-352-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/129 | 100.00% | 18.7500% | 9.56250% | 008N-011E,33 | 160.00000 | 15.30000 |
| 311-351-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/131 | 100.00% | 18.7500% | 18.75000% | 008N-011E,33 | 80.00000 | 15.00000 |
| 311-353-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/133 | 100.00% | 18.7500% | 6.25000% | 009N-011E,03 | 40.00000 | 2.50000 |
| 311-354-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/135 | 100.00% | 18.7500% | 12.50000% | 009N-011E,05 | 80.00000 | 10.00000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-359-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/139 | 100.00% | 18.7500% | 18.75000% | 009N-011E,26 | 120.00000 | 22.50000 |
| 311-358-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/137 | 100.00% | 18.7500% | 50.00000% | 009N-011E,24 | 40.00000 | 20.00000 |
| 311-355-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/141 | 100.00% | 18.7500% | 3.12500% | 009N-011E,07 | 80.00000 | 2.50000 |
| 311-357-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/143 | 100.00% | 18.7500% | 18.75000% | 009N-011E,24 | 40.00000 | 7.50000 |
| 311-361-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/145 | 100.00% | 18.7500% | 25.00000% | 009N-011E,27 | 80.00000 | 20.00000 |
| 311-366-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/147 | 100.00% | 18.7500% | 37.50000% | 009N-011E,32 | 40.00000 | 15.00000 |
| 311-364-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/147 | 100.00% | 18.7500% | 37.50000% | 009N-011E,32 | 40.00000 | 15.00000 |
| 311-369-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/151 | 100.00% | 18.7500% | 25.00000% | 009N-011E,34 | 40.00000 | 10.00000 |
| 311-372-1 | HARRY H. DIAMOND INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/153 | 100.00% | 18.7500% | 3.12500% | 009N-011E,35 | 80.00000 | 2.50000 |
| 311-155-4 | HARRY H. DIAMOND INCORPORATED | JESS HARRIS III, INC. | 02/22/05 | 02/22/07 | 1024/368 | 100.00% | 18.7500% | 25.00000% | 007N-009E,24 | 80.00000 | 20.00000 |
| 311-165-1 | HARRY H. DIAMOND, INC. | JESS HARRIS III, INC. | 03/25/05 | 03/25/07 | 1029/158 | 100.00% | 18.7500% | 20.00000% | 007N-009E,13 | 80.00000 | 16.00000 |
| | | | | | | | | 20.00000% | 007N-009E,13 | 80.00000 | 16.00000 |
| 311-161-1 | HARRY H. DIAMOND, INC. | JESS HARRIS III, INC. | 03/25/05 | 03/25/07 | 1029/164 | 100.00% | 18.7500% | 3.12500% | 007N-009E,13 | 160.00000 | 5.00000 |
| 311-168 | HARRY H. DIAMOND, INC. | JESS HARRIS III, INC. | 04/01/05 | 04/01/07 | 1029/32 | 100.00% | 18.7500% | 11.07038% | 006N-009E,10 | 80.00000 | 8.85630 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-111-2 | HARVEY L. PRICE FAMILY REVOCABLE TRUST | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/469 | 100.00% | 18.7500% | 8.37500% | 007N-009E,35 | 80.00000 | 6.70000 |
| 311-188 | HASSELL, DON E. | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | 1017/324 | 100.00% | 18.7500% | 33.33333% | 006N-009E,03 | 80.16000 | 26.72000 |
| 311-154-2 | HAWKINS, JANETTE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/323 | 100.00% | 18.7500% | 4.16663% | 007N-009E,22 | 80.00000 | 3.33330 |
| 311-134 | HAWKINS, JANETTE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/380 | 100.00% | 18.7500% | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| | | | | | | | | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| 311-100-4 | HAWKINS, JANETTE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/399 | 100.00% | 18.7500% | 2.08325% | 007N-009E,26 | 40.00000 | 0.83330 |
| 311-293-9 | HEER, BERNARD DARVIN A/K/A B. DARVIN HEER | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/658 | 100.00% | 18.7500% | 0.93845% | 007N-010E,17 | 239.00000 | 2.24290 |
| 311-147-1 | HERRING, BOB GENE | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1029/106 | 100.00% | 18.7500% | 12.50000% | 007N-009E,23 | 40.00000 | 5.00000 |
| | | | | | | | | 12.50000% | 007N-009E,23 | 80.00000 | 10.00000 |
| 311-132-4 | HICKMAN, BRENDA J. | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/403 | 100.00% | 18.7500% | 8.33333% | 007N-009E,26 | 1.50000 | 0.12500 |
| | | | | | | | | 3.08644% | 007N-009E,26 | 158.50000 | 4.89200 |
| 311-166-1 | HILTIBIDAL, JESSIE | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/925 | 100.00% | 18.7500% | 2.75000% | 007N-009E,36 | 160.00000 | 4.40000 |

**Silica Prospect Leases**
**Hughes County, Oklahoma**

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-182 | HOSTETTLER, GORDON L. | JESS HARRIS III, INC. | 04/28/05 | 04/28/08 | 1017/324 | 100.00% | 18.7500% | 25.00000% | 006N-009E,02 | 40.44000 | 10.11000 |
| 311-111-6 | HOSTETTLER, GORDON L. | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 7.81250% | 007N-009E,35 | 80.00000 | 6.25000 |
| 311-181-5 | HOSTETTLER, GORDON L. | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 1.56250% | 006N-009E,10 | 40.00000 | 0.62500 |
| 311-174-1 | HOSTETTLER, GORDON L. | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 3.12500% | 006N-009E,03 | 120.00000 | 3.75000 |
| 311-139-2 | HUBER, RITA ANN | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/913 | 100.00% | 18.7500% | 10.00000% | 007N-009E,25 | 40.00000 | 4.00000 |
| 311-303-1 | HUFF, WARNA L. | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/312 | 100.00% | 18.7500% | 16.66650% | 007N-010E,16 | 40.00000 | 6.66660 |
| 311-173 | J.A. & LETA M. CHAPMAN CHARITABLE TRUST | JESS HARRIS III, INC. | 04/05/08 | 04/05/08 | | 100.00% | 18.7500% | 100.00000% | 007N-009E,25 | 5.00000 | 5.00000 |
| 311-314 | JESS HARRIS JR. REVOCABLE TRUST DTD 3/12/78 | JESS HARRIS III, INC. | 10/12/05 | 10/12/08 | 1049/386 | 100.00% | 18.7500% | 8.33333% | 007N-010E,15 | 318.00000 | 26.50000 |
| 311-166-6 | JOHANNA H.C. YOUNG LIVING TRUST | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | | 100.00% | 18.7500% | 2.50000% | 007N-009E,36 | 160.00000 | 4.00000 |
| 311-306 | JOHN A. GABERINO TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/07 | 1044/320 | 100.00% | 18.7500% | 31.25000% | 007N-010E,16 | 120.00000 | 37.50000 |
| | | | | | | | | 18.75000% | 007N-010E,16 | 40.00000 | 7.50000 |
| 311-307 | JOHN A. GABERINO TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/07 | 1044/330 | 100.00% | 18.7500% | 50.00000% | 007N-010E,17 | 239.00000 | 119.50000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 25.00000% | 007N-010E,17 | 80.00000 | 20.00000 |
| 311-133 | JONES, ANN LOUISE | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/437 | 100.00% | 18.7500% | 16.66663% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-294 | JONES, ANNA LOUISE | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1042/226 | 100.00% | 18.7500% | 16.66663% | 007N-010E,17 | 80.00000 | 13.33330 |
| 311-175-9 | JOPLIN, GLENDA LEE BAILEY | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/230 | 100.00% | 18.7500% | 3.12500% | 007N-009E,14 | 80.00000 | 2.50000 |
| 311-318-2 | JOPLIN, GLENDA LEE BAILEY | JESS HARRIS III, INC. | 09/19/05 | 09/19/08 | 1049/408 | 100.00% | 18.7500% | 16.66663% | 007N-009E,28 | 160.00000 | 26.66660 |
| 311-142-1 | JORDAN, JENELLE, M. | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | 1044/296 | 100.00% | 18.7500% | 2.38096% | 007N-009E,36 | 120.00000 | 2.85710 |
| 311-140-1 | JORDAN, JENELLE, M. | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | 1044/290 | 100.00% | 18.7500% | 2.38096% | 007N-009E,26 | 240.00000 | 5.71430 |
| 311-131 | JOYCE E. HAIGHT TRUST DTD 11/7/03 | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/435 | 100.00% | 18.7500% | 16.66663% | 007N-009E,27 | 160.00000 | 26.66660 |
| | | | | | | | | 8.33338% | 007N-009E,27 | 80.00000 | 6.66670 |
| | | | | | | | | 16.66663% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-102-12 | KEIM, RUBY A. | JESS HARRIS III, INC. | 04/01/05 | 04/01/08 | 1029/68 | 100.00% | 18.7500% | 2.77779% | 007N-009E,26 | 158.50000 | 4.40280 |
| 311-139 | KIESSLING, RITA KATHLEEN MEGOW | JESS HARRIS III, INC. | 02/19/05 | 02/19/08 | 1024/388 | 100.00% | 18.7500% | 10.00000% | 007N-009E,25 | 40.00000 | 4.00000 |
| 311-166-5 | KRISTINE KOHLES STOVER LIVING TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/48 | 100.00% | 18.7500% | 2.50000% | 007N-009E,36 | 160.00000 | 4.00000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-300-3 | LANKFORD, HOMER CLELL | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | | 100.00% | 18.7500% | 2.50000% | 007N-010E,16 | 120.00000 | 3.00000 |
| 311-300-2 | LANKFORD, JOE V. | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/304 | 100.00% | 18.7500% | 2.50000% | 007N-010E,16 | 120.00000 | 3.00000 |
| 311-296 | LANKFORD, ROBERT LEON | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/322 | 100.00% | 18.7500% | 19.16667% | 007N-010E,16 | 120.00000 | 23.00000 |
| | | | | | | | | 18.75000% | 007N-010E,16 | 120.00000 | 22.50000 |
| | | | | | | | | 12.50000% | 007N-010E,16 | 40.00000 | 5.00000 |
| 311-102-3 | LARGE, MARGRET MARIE TERRY | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/411 | 100.00% | 18.7500% | ########### | 007N-009E,26 | 158.50000 | 2.20410 |
| 311-172-2 | LAURA JOAN DANGOTT TRUST u/w/o B.J. BADGER | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1029/116 | 100.00% | 18.7500% | 2.62500% | 007N-009E,23 | 40.00000 | 1.05000 |
| | | | | | | | | 2.62500% | 007N-009E,23 | 80.00000 | 2.10000 |
| | | | | | | | | 8.75000% | 007N-009E,27 | 35.00000 | 3.06250 |
| | | | | | | | | 8.75000% | 007N-009E,36 | 25.00000 | 2.18750 |
| 311-149-1 | LEWIS, LUCILLE | JESS HARRIS III, INC. | 02/19/05 | 02/19/08 | 1024/349 | 100.00% | 18.7500% | 12.50000% | 007N-009E,23 | 40.00000 | 5.00000 |
| 311-152-1 | LEWIS, LUCILLE | JESS HARRIS III, INC. | 02/19/05 | 02/19/08 | | 100.00% | 18.7500% | 3.12500% | 007N-009E,24 | 80.00000 | 2.50000 |
| 311-111 | LOFTIS, MELBA | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/358 | 100.00% | 18.7500% | 8.43750% | 007N-009E,35 | 80.00000 | 6.75000 |
| 311-146 | LOFTIS, MELBA | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/334 | 100.00% | 18.7500% | 2.08333% | 007N-009E,23 | 120.00000 | 2.50000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-176-3 | LOFTIS, MELBA | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/60 | 100.00% | 18.7500% | 12.50000% | 007N-009E,27 | 40.00000 | 5.00000 |
| 311-100-10 | LOFTIS, MELBA | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/82 | 100.00% | 18.7500% | 1.25000% | 007N-009E,26 | 40.00000 | 0.50000 |
| 311-175-2 | LOFTIS, MELBA | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/150 | 100.00% | 18.7500% | 0.78125% | 007N-009E,14 | 80.00000 | 0.62500 |
| 311-158-1 | LOFTIS, MELBA | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/132 | 100.00% | 18.7500% | 12.49995% | 007N-009E,22 | 78.66670 | 9.83330 |
| 311-297-1 | LOFTIS, MELBA | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/363 | 100.00% | 18.7500% | 7.03125% | 007N-010E,21 | 80.00000 | 5.62500 |
| | | | | | | | | 0.00000% | 007N-010E,21 | 40.00000 | 0.00000 |
| 311-299 | LOFTIS, MELBA | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/348 | 100.00% | 18.7500% | 6.25000% | 007N-010E,20 | 80.00000 | 5.00000 |
| 311-377 | LOFTIS, MELBA | JESS HARRIS III, INC. | 11/11/05 | 11/11/08 | 1050/177 | 100.00% | 18.7500% | 3.12500% | 007N-010E,15 | 80.00000 | 2.50000 |
| 311-382-2 | LOFTIS, MELBA | JESS HARRIS III, INC. | 01/16/06 | 01/16/09 | 1054/651 | 100.00% | 18.7500% | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 3.90625% | 007N-010E,10 | 80.00000 | 3.12500 |
| | | | | | | | | 12.50000% | 007N-010E,10 | 40.00000 | 5.00000 |
| | | | | | | | | 25.00000% | 007N-010E,10 | 40.00000 | 10.00000 |
| 311-296-1 | LOFTIS, MELBA RUTH | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/325 | 100.00% | 18.7500% | 19.16667% | 007N-010E,16 | 120.00000 | 23.00000 |
| | | | | | | | | 18.75000% | 007N-010E,16 | 120.00000 | 22.50000 |
| | | | | | | | | 12.50000% | 007N-010E,16 | 40.00000 | 5.00000 |
| 311-130-5 | LOONEY, ROBERT D., SR. | JESS HARRIS III, INC. | 10/18/05 | 10/18/08 | 1049/382 | 100.00% | 18.7500% | 5.55563% | 007N-009E,27 | 80.00000 | 4.44450 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-109 | LUCAS, JOHN C. | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/350 | 100.00% | 18.7500% | 3.12500% | 007N-009E,35 | 40.00000 | 1.25000 |
| 311-155-1 | LUCAS, JOHN C. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/366 | 100.00% | 18.7500% | 3.12500% | 007N-009E,24 | 80.00000 | 2.50000 |
| 311-150 | LUCAS, MYRTLE LEE | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 1029/98 | 100.00% | 18.7500% | 100.00000% | 007N-009E,24 | 20.00000 | 20.00000 |
| 311-109-2 | LUCAS, ROBERT M. | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/352 | 100.00% | 18.7500% | 6.25000% | 007N-009E,35 | 40.00000 | 2.50000 |
| 311-155-2 | LUCAS, ROBERT M. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/364 | 100.00% | 18.7500% | 6.25000% | 007N-009E,24 | 80.00000 | 5.00000 |
| 311-149-2 | LYONS, TONY JACK | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1025/895 | 100.00% | 18.7500% | 4.16675% | 007N-009E,23 | 40.00000 | 1.66670 |
| 311-154 | M.B. WHITE, INC., AN OKLAHOMA CORPORATION | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/312 | 100.00% | 18.7500% | 8.33338% | 007N-009E,22 | 80.00000 | 6.66670 |
| 311-191 | MAJORS, GARY EUGENE | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | | 100.00% | 18.7500% | 75.00000% | 007N-009E,24 | 80.00000 | 60.00000 |
| 311-161-5 | MANGRUM, BETTINA | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/885 | 100.00% | 18.7500% | 7.03125% | 007N-009E,13 | 160.00000 | 11.25000 |
| 311-135-2 | MANGRUM, BETTINA | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/909 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 5.00000 | 1.25000 |
| 311-154-3 | MARGARET LOUISE DOUGLASS 1985 REVOCABLE TRUST | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/321 | 100.00% | 18.7500% | 12.50000% | 007N-009E,22 | 80.00000 | 10.00000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-134-3 | MARGARET LOUISE DOUGLASS 1985 REVOCABLE TRUST | JESS HARRIS III. INC. | 02/05/05 | 02/05/08 | 1024/382 | 100.00% | 18.7500% | 8.33338% | 007N-009E,25 | 80.00000 | 6.66670 |
| | | | | | | | | 8.33338% | 007N-009E,25 | 80.00000 | 6.66670 |
| 311-100-3 | MARGARET LOUISE DOUGLASS 1985 REVOCABLE TRUST | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/397 | 100.00% | 18.7500% | 6.25000% | 007N-009E,26 | 40.00000 | 2.50000 |
| 311-304 | MCCOLLUM, FLORA | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/334 | 100.00% | 18.7500% | 3.57142% | 007N-010E,17 | 239.00000 | 8.53580 |
| 311-315-4 | MCNUTT, THOMAS LEE | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/662 | 100.00% | 18.7500% | 7.95450% | 007N-009E,28 | 40.00000 | 14.54440 |
| 311-139-3 | MEGOW, LEO MODESTO | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 1029/90 | 100.00% | 18.7500% | 10.00000% | 007N-009E,25 | 40.00000 | 4.00000 |
| 311-139-1 | MEGOW, ROBERT FRANCIS | JESS HARRIS III. INC. | 02/19/05 | 02/19/08 | 1024/390 | 100.00% | 18.7500% | 10.00000% | 007N-009E,25 | 40.00000 | 4.00000 |
| 311-161 | MEKUSUKEY OIL COMPANY, INC. | JESS HARRIS III, INC. | 03/16/05 | 03/16/07 | 1029/168 | 100.00% | 18.7500% | 15.62500% | 007N-009E,13 | 160.00000 | 25.00000 |
| 311-168-2 | MERRIMAN, J.C. | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | | 100.00% | 18.7500% | 12.50007% | 006N-009E,10 | 70.85000 | 8.85630 |
| 311-166-4 | MERRIMAN, JERRY | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/921 | 100.00% | 18.7500% | 2.75000% | 007N-009E,36 | 160.00000 | 4.40000 |
| 311-114-4 | MESHEW, DONALD | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/429 | 100.00% | 18.7500% | 4.00000% | 007N-009E,27 | 80.00000 | 3.20000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-114-2 | MESHEW, LARRY | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/421 | 100.00% | 18.7500% | 4.00000% | 007N-009E,27 | 80.00000 | 3.20000 |
| 311-114 | MESHEW, ORBIE | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/423 | 100.00% | 18.7500% | 4.00000% | 007N-009E,27 | 80.00000 | 3.20000 |
| 311-185 | MEYERING, CATHY JEAN | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 3.12500% | 007N-009E,14 | 80.00000 | 2.50000 |
| 311-318-3 | MEYERING, CATHY JEAN | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 1049/414 | 100.00% | 18.7500% | 12.50000% | 007N-009E,28 | 160.00000 | 20.00000 |
| 311-130 | MYATT, MARY N. | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/439 | 100.00% | 18.7500% | 16.25000% | 007N-009E,27 | 80.00000 | 10.00000 |
| 311-124-4 | NELSON, JOAN OLGA | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/354 | 100.00% | 18.7500% | 1.78475% | 007N-009E,23 | 120.00000 | 2.14170 |
| 311-151-2 | NELSON, JOAN OLGA | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/356 | 100.00% | 18.7500% | 5.35425% | 007N-009E,24 | 40.00000 | 2.14170 |
| 311-375-2 | NELSON, JOAN OLGA | JESS HARRIS III, INC. | 11/11/05 | 11/11/08 | 1049/370 | 100.00% | 18.7500% | 0.67443% | 007N-010E,15 | 158.00000 | 1.06560 |
| 311-128-5 | NELSON, LON VICTOR | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/351 | 100.00% | 18.7500% | 16.66675% | 007N-009E,23 | 80.00000 | 13.33340 |
| 311-152 | NEWLON, KAY LYNN | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/362 | 100.00% | 18.7500% | 3.12500% | 007N-009E,24 | 80.00000 | 2.50000 |
| 311-102-4 | NICKELL, LU VETA M. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/397 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-148 | NOTLEY, RICHARD B. | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1024/317 | 100.00% | 18.7500% | 100.00000% | 007N-009E,22 | 40.00000 | 40.00000 |
| 311-295 | NOTLEY, RICHARD B. | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/308 | 100.00% | 18.7500% | 25.00000% | 007N-010E,16 | 40.00000 | 10.00000 |
| 311-122 | NUSZ, EDITH M. ERWIN | JESS HARRIS III, INC. | 01/06/04 | 12/20/07 | 1021/419 | 100.00% | 18.7500% | 16.66669% | 007N-009E,27 | 160.00000 | 26.66680 |
| | | | | | | | | 8.33325% | 007N-009E,27 | 80.00000 | 6.66660 |
| | | | | | | | | 16.66663% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-293-8 | OKLAHOMA CITY UNIVERSITY | JESS HARRIS III, INC. | 11/15/05 | 11/15/08 | 1050/86 | 100.00% | 18.7500% | 2.14586% | 007N-010E,17 | 239.00000 | 5.12870 |
| 311-112-1 | ORR DISTRIBUTION TRUST DTD 7/1/92 | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/473 | 100.00% | 18.7500% | 5.55550% | 007N-009E,35 | 40.00000 | 2.22220 |
| 311-315-1 | OWEN, LAVERN | JESS HARRIS III, INC. | 09/19/05 | 09/19/08 | 1049/416 | 100.00% | 18.7500% | 10.60600% | 007N-009E,28 | 40.00000 | 4.24240 |
| 311-123 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 01/27/05 | 01/27/07 | 1021/364 | 100.00% | 18.7500% | 5.83325% | 007N-009E,23 | 40.00000 | 2.33330 |
| | | | | | | | | 8.80225% | 007N-009E,23 | 40.00000 | 3.52090 |
| | | | | | | | | 8.59400% | 007N-009E,23 | 40.00000 | 3.43760 |
| | | | | | | | | 11.71875% | 007N-009E,23 | 80.00000 | 9.37500 |
| 311-126-2 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 01/27/05 | 01/27/07 | 1021/376 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 62.50000 | 15.62500 |
| 311-127-1 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 01/27/05 | 01/27/07 | 1021/374 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 5.00000 | 1.25000 |
| | | | | | | | | 25.00000% | 007N-009E,25 | 70.00000 | 17.50000 |
| 311-165 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 03/14/05 | 03/14/07 | 1025/881 | 100.00% | 18.7500% | 20.00000% | 007N-009E,13 | 80.00000 | 16.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 20.00000% | 007N-009E,13 | 80.00000 | 16.00000 |
| 311-161-3 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 03/01/05 | 03/01/07 | 1025/883 | 100.00% | 18.7500% | 3.12500% | 007N-009E,13 | 160.00000 | 5.00000 |
| 311-171 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 03/21/05 | 03/21/07 | 1029/176 | 100.00% | 18.7500% | 12.50000% | 007N-009E,01 | 80.00000 | 10.00000 |
| 311-170-1 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 03/21/05 | 03/21/07 | 1029/170 | 100.00% | 18.7500% | 20.00000% | 007N-009E,12 | 40.00000 | 8.00000 |
| 311-330 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/857 | 100.00% | 18.7500% | 6.25000% | 006N-010E,10 | 160.00000 | 10.00000 |
| 311-331 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/859 | 100.00% | 18.7500% | 4.06250% | 006N-010E,11 | 160.00000 | 6.50000 |
| 311-332 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/861 | 100.00% | 18.7500% | 37.50000% | 006N-010E,12 | 60.00000 | 22.50000 |
| 311-333 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/863 | 100.00% | 18.7500% | 20.82500% | 006N-010E,20 | 120.00000 | 24.99000 |
| 311-334 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/865 | 100.00% | 18.7500% | 12.50000% | 006N-010E,32 | 40.00000 | 5.00000 |
| 311-335 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/867 | 100.00% | 18.7500% | 12.50000% | 007N-010E,06 | 80.00000 | 10.00000 |
| 311-329 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/869 | 100.00% | 18.7500% | 1.04167% | 006N-010E,07 | 120.00000 | 1.25000 |
| 311-336 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/871 | 100.00% | 18.7500% | 31.25000% | 007N-010E,07 | 80.00000 | 25.00000 |
| 311-337 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/873 | 100.00% | 18.7500% | 50.00000% | 007N-010E,14 | 20.00000 | 10.00000 |
| 311-374 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/875 | 100.00% | 18.7500% | 0.41667% | 007N-010E,16 | 120.00000 | 0.50010 |
| 311-338 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/877 | 100.00% | 18.7500% | 50.00000% | 007N-010E,18 | 40.00000 | 2.50000 |
| 311-301-3 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/879 | 100.00% | 18.7500% | 7.81250% | 007N-010E,20 | 80.00000 | 6.25000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-302-1 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/881 | 100.00% | 18.7500% | 10.00000% | 007N-010E,20 | 80.00000 | 8.00000 |
| 311-322 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/883 | 100.00% | 18.7500% | 5.46875% | 007N-010E,21 | 80.00000 | 4.37500 |
| 311-323 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/885 | 100.00% | 18.7500% | 29.68750% | 007N-010E,29 | 80.00000 | 23.75000 |
| 311-324 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/887 | 100.00% | 18.7500% | 3.12500% | 007N-010E,29 | 80.00000 | 2.50000 |
| 311-325 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/889 | 100.00% | 18.7500% | 5.46917% | 007N-010E,36 | 120.00000 | 6.56310 |
| 311-340 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/891 | 100.00% | 18.7500% | 16.25000% | 007N-011E,04 | 40.00000 | 6.50000 |
| 311-341 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/891 | 100.00% | 18.7500% | 15.93750% | 007N-011E,08 | 160.00000 | 25.50000 |
| 311-342 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/895 | 100.00% | 18.7500% | 5.31250% | 007N-011E,09 | 80.00000 | 4.25000 |
| 311-343 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/897 | 100.00% | 18.7500% | 7.81250% | 007N-011E,16 | 80.00000 | 6.25000 |
| 311-344 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1044/899 | 100.00% | 18.7500% | 10.15196% | 007N-011E,19 | 159.25000 | 16.16700 |
| 311-345 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/1 | 100.00% | 18.7500% | 12.50000% | 007N-011E,32 | 80.00000 | 10.00000 |
| 311-346 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/3 | 100.00% | 18.7500% | 2.50000% | 008N-011E,14 | 40.00000 | 1.00000 |
| 311-347 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/5 | 100.00% | 18.7500% | 12.50000% | 008N-011E,17 | 160.00000 | 20.00000 |
| 311-320 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/7 | 100.00% | 18.7500% | 4.16663% | 008N-011E,19 | 160.00000 | 6.66660 |
| 311-348 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/9 | 100.00% | 18.7500% | 12.49767% | 008N-011E,20 | 107.50000 | 13.43500 |
| 311-349 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/11 | 100.00% | 18.7500% | 68.75000% | 008N-011E,29 | 80.00000 | 55.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-321 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/13 | 100.00% | 18.7500% | 25.00000% | 008N-011E,31 | 80.00000 | 20.00000 |
| 311-350 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/15 | 100.00% | 18.7500% | 25.00000% | 008N-011E,33 | 80.00000 | 20.00000 |
| 311-352 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/17 | 100.00% | 18.7500% | 9.56250% | 008N-011E,33 | 160.00000 | 15.30000 |
| 311-351 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/19 | 100.00% | 18.7500% | 18.75000% | 008N-011E,33 | 80.00000 | 15.00000 |
| 311-353 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/21 | 100.00% | 18.7500% | 6.25000% | 009N-011E,03 | 40.00000 | 2.50000 |
| 311-354-1 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/23 | 100.00% | 18.7500% | 12.50000% | 009N-011E,05 | 80.00000 | 10.00000 |
| 311-355 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/25 | 100.00% | 18.7500% | 3.12500% | 009N-011E,07 | 80.00000 | 2.50000 |
| 311-357 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/29 | 100.00% | 18.7500% | 3.12500% | 009N-011E,24 | 40.00000 | 7.50000 |
| 311-358 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/31 | 100.00% | 18.7500% | 50.00000% | 009N-011E,24 | 40.00000 | 20.00000 |
| 311-359 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/33 | 100.00% | 18.7500% | 18.75000% | 009N-011E,26 | 120.00000 | 22.50000 |
| 311-360 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/35 | 100.00% | 18.7500% | 12.50000% | 009N-011E,26 | 80.00000 | 10.00000 |
| 311-361 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/37 | 100.00% | 18.7500% | 25.00000% | 009N-011E,27 | 80.00000 | 20.00000 |
| 311-362 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/39 | 100.00% | 18.7500% | 4.16650% | 009N-011E,27 | 40.00000 | 1.66660 |
| 311-363 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/41 | 100.00% | 18.7500% | 16.66667% | 009N-011E,27 | 120.00000 | 20.00000 |
| 311-364 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/43 | 100.00% | 18.7500% | 16.66663% | 009N-011E,29 | 80.00000 | 13.33330 |
| 311-365 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/45 | 100.00% | 18.7500% | 1.03464% | 009N-011E,30 | 161.08000 | 1.66660 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-366 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/47 | 100.00% | 18.7500% | 37.50000% | 009N-011E,32 | 40.00000 | 15.00000 |
| 311-367 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/49 | 100.00% | 18.7500% | 5.55550% | 009N-011E,33 | 80.00000 | 4.44440 |
| 311-368 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/51 | 100.00% | 18.7500% | 0.27775% | 009N-011E,33 | 80.00000 | 0.22220 |
| 311-369 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/53 | 100.00% | 18.7500% | 25.00000% | 009N-011E,34 | 40.00000 | 10.00000 |
| 311-371 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/55 | 100.00% | 18.7500% | 4.16667% | 009N-011E,34 | 120.00000 | 5.00000 |
| 311-370 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/57 | 100.00% | 18.7500% | 12.50000% | 009N-011E,34 | 40.00000 | 5.00000 |
| 311-372 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/69 | 100.00% | 18.7500% | 3.12500% | 009N-011E,35 | 80.00000 | 2.50000 |
| 311-373 | PAR OIL COMPANY, INC. | JESS HARRIS III, INC. | 09/22/05 | 09/22/07 | 1045/61 | 100.00% | 18.7500% | 2.50000% | 009N-012E,26 | 80.00000 | 2.00000 |
| 311-107 | PAR OIL COMPANY, INC. AN OKLAHOMA CORPORATION | JESS HARRIS III, INC. | 11/22/04 | 11/22/06 | 1017/330 | 100.00% | 18.7500% | 25.00000% | 007N-009E,34 | 70.00000 | 17.50000 |
| 311-155 | PAR OIL COMPANY, INC. AN OKLAHOMA CORPORATION | JESS HARRIS III, INC. | 02/22/05 | 02/22/07 | 1024/307 | 100.00% | 18.7500% | 25.00000% | 007N-009E,24 | 80.00000 | 20.00000 |
| 311-168-1 | PAR OIL COMPANY, INC., AN OKLAHOMA COMPANY | JESS HARRIS III, INC. | 04/04/05 | 04/04/07 | 1029/36 | 100.00% | 18.7500% | 12.50007% | 006N-009E,10 | 70.85000 | 8.85630 |
| 311-102 | PAR OIL COMPANY, INC., AN OKLAHOMA CORPORATION | JESS HARRIS III, INC. | 11/22/04 | 11/22/06 | 1017/306 | 100.00% | 18.7500% | 6.24997% | 007N-009E,26 | 158.50000 | 9.90620 |

# Silica Prospect Leases
# Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-174 | PERKINS, BETTY JO HANING | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/42 | 100.00% | 18.7500% | 0.78125% | 006N-009E,03 | 120.00000 | 1.87500 |
| 311-147 | PLUMLEE, ROY B. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/337 | 100.00% | 18.7500% | 12.50000% | 007N-009E,23 | 40.00000 | 5.00000 |
| | | | | | | | | 12.50000% | 007N-009E,23 | 80.00000 | 10.00000 |
| 311-315-2 | POWELL, KATHLEEN | JESS HARRIS III, INC. | 09/29/05 | 09/29/08 | 1049/400 | 100.00% | 18.7500% | 7.95450% | 007N-009E,28 | 40.00000 | 3.18180 |
| 311-105 | POWELL, KATHLEEN A. | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/324 | 100.00% | 18.7500% | 7.95467% | 007N-009E,33 | 30.00000 | 2.38650 |
| | | | | | | | | 3.26700% | 007N-009E,33 | 40.00000 | 1.30680 |
| 311-110-1 | POWELL, KATHLEEN A. | JESS HARRIS III, INC. | 11/04/04 | 11/04/07 | 1017/356 | 100.00% | 18.7500% | 6.25000% | 007N-009E,35 | 120.00000 | 7.50000 |
| 311-124 | PRICE FAMILY REVOCABLE TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/346 | 100.00% | 18.7500% | 2.08333% | 007N-009E,23 | 120.00000 | 2.50000 |
| 311-382 | PRICE FAMILY REVOCABLE TRUST | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/644 | 100.00% | 18.7500% | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 3.90625% | 007N-010E,10 | 80.00000 | 3.12500 |
| | | | | | | | | 12.50000% | 007N-010E,10 | 40.00000 | 5.00000 |
| | | | | | | | | 25.00000% | 007N-010E,10 | 40.00000 | 10.00000 |
| 311-111-4 | PRICE, AUBREY | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/467 | 100.00% | 18.7500% | 0.43750% | 007N-009E,35 | 80.00000 | 0.35000 |
| 311-111-5 | PRICE, BEATRICE | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/461 | 100.00% | 18.7500% | 0.31250% | 007N-009E,35 | 80.00000 | 0.25000 |

# Silica Prospect Leases
# Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-124-5 | PRICE, DONALD L. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 1029/108 | 100.00% | 18.7500% | 2.08333% | 007N-009E,23 | 120.00000 | 2.50000 |
| 311-175 | PRICE, DONALD L. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/138 | 100.00% | 18.7500% | 0.78125% | 007N-009E,14 | 80.00000 | 0.62500 |
| 311-100-7 | PRICE, DONALD L. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/76 | 100.00% | 18.7500% | 1.25000% | 007N-009E,26 | 40.00000 | 0.50000 |
| 311-176 | PRICE, DONALD L. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/56 | 100.00% | 18.7500% | 6.25000% | 007N-009E,27 | 80.00000 | 5.00000 |
| 311-158 | PRICE, DONALD L. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/130 | 100.00% | 18.7500% | 12.49995% | 007N-009E,22 | 78.66670 | 9.83330 |
| 311-111-1 | PRICE, DONALD N. | JESS HARRIS III, INC. | 12/20/04 | 11/10/07 | 1021/471 | 100.00% | 18.7500% | 8.37500% | 007N-009E,35 | 80.00000 | 6.70000 |
| 311-297-2 | PRICE, DONALD N. | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/372 | 100.00% | 18.7500% | 7.03125% | 007N-010E,21 | 80.00000 | 5.62500 |
| | | | | | | | | 0.00000% | 007N-010E,21 | 40.00000 | 0.00000 |
| 311-382-3 | PRICE, DONALD N. | JESS HARRIS III, INC. | 12/21/05 | 12/21/08 | 1054/646 | 100.00% | 18.7500% | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 3.90625% | 007N-010E,10 | 80.00000 | 3.12500 |
| | | | | | | | | 12.50000% | 007N-010E,10 | 40.00000 | 5.00000 |
| | | | | | | | | 25.00000% | 007N-010E,10 | 40.00000 | 10.00000 |
| 311-301 | PRICE, DONALD, N. | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/342 | 100.00% | 18.7500% | 6.25000% | 007N-010E,20 | 80.00000 | 5.00000 |
| 311-382-1 | PROCTOR JOINT REVOCABLE TRUST | JESS HARRIS III, INC. | 01/16/06 | 01/16/09 | 1054/648 | 100.00% | 18.7500% | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 1.56250% | 007N-010E,10 | 40.00000 | 0.62500 |
| | | | | | | | | 3.90625% | 007N-010E,10 | 80.00000 | 3.12500 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.50000% | 007N-010E,10 | 40.00000 | 5.00000 |
| | | | | | | | | 25.00000% | 007N-010E,10 | 40.00000 | 10.00000 |
| 311-146-1 | PROCTOR JOINT REVOCABLE TRUST DTD 2/3/94 | JESS HARRIS III, INC. | 02/19/05 | 02/19/08 | 1024/331 | 100.00% | 18.7500% | 2.08333% | 007N-009E,23 | 120.00000 | 2.50000 |
| 311-297 | PROCTOR JOINT REVOCABLE TRUST DTD 2/3/94 | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/360 | 100.00% | 18.7500% | 7.03125% | 007N-010E,21 | 80.00000 | 5.62500 |
| | | | | | | | | 0.00000% | 007N-010E,21 | 40.00000 | 0.00000 |
| 311-301-1 | PROCTOR JOINT REVOCABLE TRUST DTD 2/3/94 | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/351 | 100.00% | 18.7500% | 6.25000% | 007N-010E,20 | 80.00000 | 5.00000 |
| 311-111-3 | PROCTOR JOINT REVOCABLE TRUST DTD 2-3 94 | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/455 | 100.00% | 18.7500% | 8.43750% | 007N-009E,35 | 80.00000 | 6.75000 |
| 311-158-3 | PROCTOR JOINT REVOCABLE TRUST DTD 2-3 94 | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/135 | 100.00% | 18.7500% | 12.49995% | 007N-009E,22 | 78.66670 | 9.83330 |
| 311-100-8 | PROCTOR JOINT REVOCABLE TRUST DTD 2-3 94 | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/85 | 100.00% | 18.7500% | 1.25000% | 007N-009E,26 | 40.00000 | 0.50000 |
| 311-176-1 | PROCTOR JOINT REVOCABLE TRUST DTD 2-3 94 | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/63 | 100.00% | 18.7500% | 12.50000% | 007N-009E,27 | 40.00000 | 5.00000 |
| 311-175-1 | PROCTOR JOINT REVOCABLE TRUST DTD 2-3 94 | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/153 | 100.00% | 18.7500% | 0.78125% | 007N-009E,14 | 80.00000 | 0.62500 |

# Silica Prospect Leases
# Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-186-1 | REID, REBA N. | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 10.00000% | 006N-009E,02 | 40.00000 | 4.00000 |
| | | | | | | | | 2.51335% | 006N-009E,02 | 40.44000 | 1.01640 |
| 311-125-4 | RENKES, DIANNE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1025/893 | 100.00% | 18.7500% | 4.16663% | 007N-009E,22 | 80.00000 | 3.33330 |
| 311-134-4 | RENKES, DIANNE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1025/905 | 100.00% | 18.7500% | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| | | | | | | | | 2.77775% | 007N-009E,25 | 80.00000 | 2.22220 |
| 311-100-6 | RENKES, DIANNE DOUGLASS | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | 1025/915 | 100.00% | 18.7500% | 2.08325% | 007N-009E,26 | 40.00000 | 0.83330 |
| 311-135-1 | REV. INTER VIVOS TRUST OF KATHLEEN B. PALMER | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1025/907 | 100.00% | 18.7500% | 50.00000% | 007N-009E,25 | 5.00000 | 2.50000 |
| 311-161-2 | REVOCABLE INTER VIVOS TRUST OF KATHLEEN PALMER | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/889 | 100.00% | 18.7500% | 14.06250% | 007N-009E,13 | 160.00000 | 22.50000 |
| 311-182-1 | REYNOLDS, DORIS | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 25.00000% | 006N-009E,02 | 40.44000 | 10.11000 |
| 311-181-11 | REYNOLDS, DORIS | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 1.56250% | 006N-009E,10 | 40.00000 | 0.62500 |
| 311-111-7 | REYNOLDS, DORIS | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 7.81250% | 007N-009E,35 | 80.00000 | 6.25000 |
| 311-125 | RHOADES, PAULA JANE | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/350 | 100.00% | 18.7500% | 4.16667% | 007N-009E,23 | 120.00000 | 5.00010 |
| | | | | | | | | 4.16667% | 007N-009E,23 | 120.00000 | 5.00010 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-102-13 | ROARK, SHIRLEEN L. SMITH | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-375-3 | ROBERT CHRISITIAN ERIKSEN TR. AGMT. DTD 6/9/95 | JESS HARRIS III, INC. | 11/11/05 | 11/11/08 | 1049/372 | 100.00% | 18.7500% | 0.47696% | 007N-010E,15 | 158.00000 | 0.75360 |
| 311-124-3 | ROBERT CHRISTIAN ERIKSEN TRUST AGRMNT DTD 6/9/95 | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1021/356 | 100.00% | 18.7500% | 1.26392% | 007N-009E,23 | 120.00000 | 1.51670 |
| 311-151-3 | ROBERT CHRISTIAN ERIKSEN TRUST AGRMT. DTD 6/9/95 | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/372 | 100.00% | 18.7500% | 2.89175% | 007N-009E,24 | 40.00000 | 1.51670 |
| 311-303 | ROBERT PETTIT REVOCABLE TRUST | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/310 | 100.00% | 18.7500% | 16.66675% | 007N-010E,16 | 40.00000 | 6.66670 |
| 311-125-2 | ROSS, GEORGE SCOTT | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/362 | 100.00% | 18.7500% | 4.16667% | 007N-009E,23 | 120.00000 | 5.00000 |
| | | | | | | | | 87.50000% | 007N-009E,23 | 120.00000 | 5.00000 |
| 311-308 | SCHAFF FAMILY TRUST | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/346 | 100.00% | 18.7500% | 13.43750% | 007N-010E,20 | 80.00000 | 10.75000 |
| 311-302 | SCHAFF, HARTZELL V. | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/344 | 100.00% | 18.7500% | 13.43750% | 007N-010E,20 | 80.00000 | 10.75000 |
| 311-130-3 | SCHALLER, JOHN S., JR. | JESS HARRIS III, INC. | 07/20/05 | 07/20/08 | 1044/292 | 100.00% | 18.7500% | 2.77775% | 007N-009E,27 | 80.00000 | 2.22220 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-102-6 | SCHIWART, KATHLEEN Y. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/415 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55030 |
| 311-293-1 | SECREST, W.E., JR. | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/338 | 100.00% | 18.7500% | 7.14285% | 007N-010E,17 | 239.00000 | 17.07140 |
| 311-181-6 | SEXTON, NANCY | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 0.22325% | 006N-009E,10 | 40.00000 | 0.08930 |
| 311-128 | SHARP, WANDA JUNE TERRY | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/399 | 100.00% | 18.7500% | 8.33333% | 007N-009E,26 | 1.50000 | 0.12500 |
| 311-105-1 | SHED, GEARL | JESS HARRIS III, INC. | 11/16/04 | 11/16/07 | 1017/318 | 100.00% | 18.7500% | 18.18200% | 007N-009E,33 | 30.00000 | 5.45460 |
| | | | | | | | | 18.18200% | 007N-009E,33 | 40.00000 | 7.27280 |
| 311-105-4 | SHED, MONTY | JESS HARRIS III, INC. | 11/16/04 | 11/16/07 | 1021/444 | 100.00% | 18.7500% | 18.18167% | 007N-009E,33 | 30.00000 | 5.45460 |
| | | | | | | | | 18.18200% | 007N-009E,33 | 40.00000 | 7.27280 |
| 311-107-3 | SHERRY, BOB | JESS HARRIS III, INC. | 11/29/04 | 11/29/07 | 1017/332 | 100.00% | 18.7500% | 12.50000% | 007N-009E,34 | 70.00000 | 8.75000 |
| 311-126-4 | SHERRY, JACK | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/392 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 62.50000 | 15.62500 |
| 311-126-3 | SHERRY, JOHN WALT | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/378 | 100.00% | 18.7500% | 12.50000% | 007N-009E,25 | 62.50000 | 7.81250 |
| 311-107-4 | SHERRY, VERNON | JESS HARRIS III, INC. | 11/29/04 | 11/29/07 | 1021/453 | 100.00% | 18.7500% | 25.00000% | 007N-009E,34 | 70.00000 | 17.50000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-132-3 | SHIPMAN, SANDRA K. | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/409 | 100.00% | 18.7500% | 8.33333% | 007N-009E,26 | 1.50000 | 0.12500 |
| | | | | | | | | 3.08644% | 007N-009E,26 | 158.50000 | 4.89200 |
| 311-102-9 | SHORE, JUDY J. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1025/911 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-102-8 | SHORES, ARNOLD L. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1024/401 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-102-5 | SHORES, JIMMIE D. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/380 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-102-2 | SHORES, MARVIN L. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/413 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-102-7 | SHORES, WILBURN W. | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/395 | 100.00% | 18.7500% | 0.34726% | 007N-009E,26 | 158.50000 | 0.55040 |
| 311-300-1 | SLATER, CAROLYN SUE | JESS HARRIS III, INC. | 08/22/05 | 08/22/08 | 1044/302 | 100.00% | 18.7500% | 2.50000% | 007N-010E,16 | 120.00000 | 3.00000 |
| 311-108 | SMITH, JANE ANN GEORGE | JESS HARRIS III, INC. | 11/29/04 | 11/29/07 | 1017/346 | 100.00% | 18.7500% | 2.77775% | 007N-009E,35 | 40.00000 | 1.11110 |
| 311-130-1 | SMITH, JEAN | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1024/416 | 100.00% | 18.7500% | 5.55550% | 007N-009E,27 | 80.00000 | 4.44440 |
| 311-181-4 | SMITH, MARGARET ANN | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 9.37500% | 006N-009E,10 | 40.00000 | 3.75000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-174-4 | SMITH, MARGARET ANN SITRMAN | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 6.25000% | 006N-009E,03 | 120.00000 | 7.50000 |
| 311-293-5 | SNELL, ROSE MARIE | JESS HARRIS III, INC. | 09/13/05 | 09/13/08 | 1049/398 | 100.00% | 18.7500% | 0.93845% | 007N-010E,17 | 239.00000 | 2.24300 |
| 311-135 | STAFFORD, JACKIE RAY | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/374 | 100.00% | 18.7500% | 25.00000% | 007N-009E,25 | 5.00000 | 1.25000 |
| 311-161-4 | STAFFORD, JACKIE RAY | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/887 | 100.00% | 18.7500% | 7.03125% | 007N-009E,13 | 160.00000 | 11.25000 |
| 311-118-3 | STANFORD, CHARLES C. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 1024/394 | 100.00% | 18.7500% | 2.38092% | 007N-009E,25 | 120.00000 | 2.85710 |
| 311-142 | STANFORD, CHARLES C. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 1024/424 | 100.00% | 18.7500% | 2.38096% | 007N-009E,36 | 120.00000 | 2.85710 |
| 311-140 | STANFORD, CHARLES C. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 1024/410 | 100.00% | 18.7500% | 2.38096% | 007N-009E,26 | 240.00000 | 5.71430 |
| 311-149 | STANLEY, JR. & YVONNE HUSER REVOCABLE TRUST | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/339 | 100.00% | 18.7500% | 4.16675% | 007N-009E,23 | 40.00000 | 1.66670 |
| 311-298 | STEELE, RAY | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1042/228 | 100.00% | 18.7500% | 26.87500% | 007N-010E,20 | 80.00000 | 21.50000 |
| | | | | | | | | 12.50000% | 007N-010E,20 | 80.00000 | 10.00000 |
| 311-180-1 | STIRMAN, JOHN V. | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | | 100.00% | 18.7500% | 50.00000% | 007N-009E,25 | 40.00000 | 20.00000 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-293 | STOKES, JULIA LAEL | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1042/224 | 100.00% | 18.7500% | 1.78569% | 007N-010E,17 | 239.00000 | 4.26780 |
| 311-153 | SUMMERS, SHIRLEY CHARLENE | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 1024/301 | 100.00% | 18.7500% | 12.50000% | 004N-009E,13 | 40.00000 | 5.00000 |
| 311-175-6 | SUTER, JON M. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/146 | 100.00% | 18.7500% | 9.37500% | 007N-009E,14 | 80.00000 | 7.50000 |
| 311-175-5 | SUTER, MELODY C. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/148 | 100.00% | 18.7500% | 9.37500% | 007N-009E,14 | 80.00000 | 7.50000 |
| 311-144-1 | TATUM, PEGGY LOUISE | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1024/298 | 100.00% | 18.7500% | 31.25000% | 004N-009E,13 | 160.00000 | 50.00000 |
| 311-114-3 | TAYLOR, LILLIE RUTH MESHEW | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/417 | 100.00% | 18.7500% | 20.00000% | 007N-009E,27 | 80.00000 | 16.00000 |
| 311-109-1 | TAYLOR, MELISSA LUCAS | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/348 | 100.00% | 18.7500% | 3.12500% | 007N-009E,35 | 40.00000 | 1.25000 |
| 311-155-3 | TAYLOR, MELISSA LUCAS | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 1024/370 | 100.00% | 18.7500% | 3.12500% | 007N-009E,24 | 80.00000 | 2.50000 |
| 311-118-4 | TERRITORIES OIL, A PARTNERSHIP | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | | 100.00% | 18.7500% | 4.76200% | 007N-009E,25 | 120.00000 | 5.71440 |
| 311-116-3 | TERRITORIES OIL, A PARTNERSHIP | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | | 100.00% | 18.7500% | 0.44192% | 007N-009E,26 | 240.00000 | 16.42920 |
| 311-121-3 | TERRITORIES OIL, A PARTNERSHIP | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | | 100.00% | 18.7500% | 0.70708% | 007N-009E,36 | 120.00000 | 0.84850 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-102-10 | TERRY, BENJAMIN FRANKLIN | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1025/917 | 100.00% | 18.7500% | 1.39060% | 007N-009E,26 | 158.50000 | 2.20410 |
| 311-132-1 | TERRY, CARL D. | JESS HARRIS III, INC. | 01/06/05 | 01/06/08 | 1021/405 | 100.00% | 18.7500% | 33.33333% | 007N-009E,26 | 1.50000 | 0.50000 |
| | | | | | | | | 9.25924% | 007N-009E,26 | 158.50000 | 14.67590 |
| 311-102-14 | TERRY, DOROTHY | JESS HARRIS III, INC. | 04/01/05 | 04/01/08 | 1029/72 | 100.00% | 18.7500% | 1.38890% | 007N-009E,26 | 158.50000 | 2.20140 |
| 311-102-20 | TERRY, GARY DON | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/232 | 100.00% | 18.7500% | 0.46297% | 007N-009E,26 | 158.50000 | 0.73380 |
| 311-102-15 | TERRY, GLENDA LORINE | JESS HARRIS III, INC. | 04/01/05 | 04/01/08 | 1029/74 | 100.00% | 18.7500% | 0.69445% | 007N-009E,26 | 158.50000 | 1.10070 |
| 311-102-18 | TERRY, JERRY | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/236 | 100.00% | 18.7500% | 1.38890% | 007N-009E,26 | 158.50000 | 2.20150 |
| 311-102-16 | TERRY, RICKEY EARL | JESS HARRIS III, INC. | 04/01/05 | 04/01/08 | 1029/80 | 100.00% | 18.7500% | 0.69445% | 007N-009E,26 | 158.50000 | 1.10070 |
| 311-102-19 | TERRY, STEPHEN RAY | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/234 | 100.00% | 18.7500% | 0.46297% | 007N-009E,26 | 158.50000 | 0.73380 |
| 311-136 | THE CITY OF HOLDENVILLE, A MUNICIPAL CORPORATION | JESS HARRIS III, INC. | 02/01/05 | 02/01/08 | 1024/290 | 100.00% | 18.7500% | 100.00000% | 007N-009E,27 | 5.00000 | 5.00000 |
| | | | | | | | | 100.00000% | 007N-009E,27 | 40.00000 | 40.00000 |
| | | | | | | | | 100.00000% | 007N-009E,27 | 10.00000 | 10.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 100.00000% | 007N-009E,33 | 498.75000 | 498.75000 |
| | | | | | | | | 50.00000% | 007N-009E,34 | 30.00000 | 15.00000 |
| | | | | | | | | 100.00000% | 007N-009E,34 | 331.68000 | 331.68000 |
| | | | | | | | | 50.00000% | 007N-009E,34 | 8.32000 | 4.16000 |
| 311-106-2 | THE DARKS TRUST | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/441 | 100.00% | 18.7500% | 2.08350% | 007N-009E,33 | 40.00000 | 0.83340 |
| 311-100-2 | THE DARKS TRUST | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/382 | 100.00% | 18.7500% | 3.47225% | 007N-009E,26 | 40.00000 | 1.38890 |
| 311-181-12 | THE DOROTHY F. GOODIN LOVING TRUST DTD 1/15/91 | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 1.56250% | 006N-009E,10 | 40.00000 | 0.62500 |
| 311-117 | THE ELIZABETH T. KEMMERER FAMILY TRUST | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 1021/458 | 100.00% | 18.7500% | 33.33325% | 007N-009E,35 | 40.00000 | 13.33330 |
| 311-181-9 | THE FLORENCE F. FREAM REVOCABLE TRUST DTD 9-13-99 | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 0.44625% | 006N-009E,10 | 40.00000 | 0.17850 |
| 311-313 | THE HARVEY L. PRICE FAMILY REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/370 | 100.00% | 18.7500% | 0.78125% | 007N-010E,21 | 80.00000 | 0.62500 |
| | | | | | | | | 12.50000% | 007N-010E,21 | 40.00000 | 5.00000 |
| 311-301-2 | THE HARVEY L. PRICE FAMILY REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/340 | 100.00% | 18.7500% | 6.25000% | 007N-010E,20 | 80.00000 | 5.00000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-158-2 | THE HARVEY L PRICE FAMILY REVOCABLE TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/128 | 100.00% | 18.7500% | 12.49995% | 007N-009E,22 | 78.66670 | 9.83330 |
| 311-176-2 | THE HARVEY L PRICE REVOCABLE TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/58 | 100.00% | 18.7500% | 12.50000% | 007N-009E,27 | 40.00000 | 5.00000 |
| 311-100-9 | THE HARVEY L PRICE REVOCABLE TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/78 | 100.00% | 18.7500% | 1.25000% | 007N-009E,26 | 40.00000 | 0.50000 |
| 311-175-3 | THE HARVEY L PRICE REVOCABLE TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/140 | 100.00% | 18.7500% | 0.78125% | 007N-009E,14 | 80.00000 | 0.62500 |
| 311-317 | THE J.E. & L.E. MABEE FOUNDATION INC. | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 1049/391 | 100.00% | 18.7500% | 9.37500% | 007N-010E,21 | 80.00000 | 7.50000 |
| 311-116 | THE M.A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 12/29/04 | 12/29/07 | 1021/387 | 100.00% | 18.7500% | 0.39771% | 007N-009E,26 | 240.00000 | 0.95450 |
| 311-118-2 | THE M.A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1024/386 | 100.00% | 18.7500% | 0.70708% | 007N-009E,25 | 120.00000 | 0.84850 |
| 311-121-2 | THE M.A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1024/422 | 100.00% | 18.7500% | 0.70708% | 007N-009E,36 | 120.00000 | 0.84850 |
| 311-116-1 | THE MARGARET A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 12/29/04 | 12/29/07 | 1021/385 | 100.00% | 18.7500% | 0.44192% | 007N-009E,26 | 240.00000 | 1.06060 |
| 311-118-1 | THE MARGARET A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/368 | 100.00% | 18.7500% | 0.78567% | 007N-009E,25 | 120.00000 | 0.94280 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-121 | THE MARGARET A. BLAIR REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/463 | 100.00% | 18.7500% | 0.78567% | 007N-009E,36 | 120.00000 | 0.94280 |
| 311-181-2 | THE ORR DISTRIBUTION TRUST DTD 7/1/92 | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 2.60400% | 006N-009E,10 | 40.00000 | 1.04160 |
| 311-174-3 | THE ORR DISTRIBUTION TRUST DTD 7/1/92 | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 2.60425% | 006N-009E,03 | 120.00000 | 3.12510 |
| 311-187 | THE ORR DISTRIBUTION TRUST DTD 7/1/92 | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 1017/324 | 100.00% | 18.7500% | 8.33333% | 006N-009E,02 | 60.00000 | 5.00000 |
| 311-169-1 | THE PERKINS FAMILY REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/38 | 100.00% | 18.7500% | 1.56250% | 006N-009E,10 | 40.00000 | 0.62500 |
| 311-118 | THE PJB REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/366 | 100.00% | 18.7500% | 0.78567% | 007N-009E,25 | 120.00000 | 0.94280 |
| 311-121-1 | THE PJB REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 1021/479 | 100.00% | 18.7500% | 0.78567% | 007N-009E,36 | 120.00000 | 0.94280 |
| 311-116-2 | THE PJB REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 01/25/05 | 01/25/08 | 1024/405 | 100.00% | 18.7500% | 0.44192% | 007N-009E,26 | 240.00000 | 1.06060 |
| 311-305-1 | THE RUDOLPH W. & HELEN TROUP FAMILY TRUST | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 1044/368 | 100.00% | 18.7500% | 1.04175% | 007N-010E,21 | 40.00000 | 0.41670 |
| 311-178 | THE STEVENSON TRUST ESTATE | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 1029/44 | 100.00% | 18.7500% | 3.90625% | 006N-009E,03 | 120.00000 | 4.68750 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 47.96088% | 006N-009E,03 | 120.64000 | 57.86000 |
| | | | | | | | | 100.00000% | 006N-009E,03 | 160.00000 | 160.00000 |
| 311-179 | THE STEVENSON TRUST ESTATE | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 1029/46 | 100.00% | 18.7500% | 25.00000% | 007N-009E,36 | 25.00000 | 6.25000 |
| 311-183 | THE STEVENSON TRUST ESTATE | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 1017/324 | 100.00% | 18.7500% | 50.00000% | 006N-009E,02 | 40.00000 | 20.00000 |
| 311-311 | THE STEVENSON TRUST ESTATE | JESS HARRIS III, INC. | 08/14/05 | 08/14/08 | 1044/316 | 100.00% | 18.7500% | 12.50000% | 007N-010E,16 | 40.00000 | 5.00000 |
| 311-164 | THEODORE LOW COMPANY, INC. | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 1029/160 | 100.00% | 18.7500% | 10.00000% | 007N-009E,13 | 80.00000 | 8.00000 |
| | | | | | | | | 10.00000% | 007N-009E,13 | 80.00000 | 8.00000 |
| 311-128-7 | THOMAS, PAULA RUTH NELSON | JESS HARRIS III, INC. | 02/05/05 | 02/05/08 | | 100.00% | 18.7500% | 16.66663% | 007N-009E,23 | 80.00000 | 13.33330 |
| 311-293-3 | THOMPSON, JUDITH MARIE | JESS HARRIS III, INC. | 09/13/05 | 09/13/08 | 1049/404 | 100.00% | 18.7500% | 0.39682% | 007N-010E,17 | 239.00000 | 0.94840 |
| 311-175-8 | THORNTON, WYNONA JEAN | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 3.12500% | 007N-009E,14 | 80.00000 | 2.50000 |
| 311-110-3 | TIPPING, JOY DICKINSON | JESS HARRIS III, INC. | 12/29/04 | 12/29/07 | 1021/477 | 100.00% | 18.7500% | 25.00000% | 007N-009E,35 | 120.00000 | 30.00000 |
| 311-310 | TOBEY LIVING TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/318 | 100.00% | 18.7500% | 2.50000% | 007N-010E,16 | 120.00000 | 3.00000 |
| 311-305 | TROUP, RUDOLPH W. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 1044/366 | 100.00% | 18.7500% | 0.52075% | 007N-010E,21 | 40.00000 | 0.20830 |

# Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-102-17 | TRUSSELL, VICKI LYNN TERRY | JESS HARRIS III, INC. | 06/16/05 | 06/16/08 | 1042/238 | 100.00% | 18.7500% | 0.46297% | 007N-009E,26 | 158.50000 | 0.73380 |
| 311-113 | TUCKER, TED V. | JESS HARRIS III, INC. | 12/09/04 | 12/09/07 | 1021/389 | 100.00% | 18.7500% | 6.25000% | 007N-009E,26 | 10.00000 | 0.62500 |
| | | | | | | | | 6.25000% | 007N-009E,26 | 10.00000 | 0.62500 |
| 311-107-5 | TURNER FAMILY LIMITED PARTNERSHIP | JESS HARRIS III, INC. | 10/29/04 | 10/29/07 | 1017/361 | 100.00% | 18.7500% | 4.16675% | 007N-009E,35 | 40.00000 | 1.66670 |
| 311-109-4 | TURNER FAMILY MINERAL INTERESTS LLC | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 4.16650% | 007N-009E,35 | 40.00000 | 1.66660 |
| 311-189-1 | TURNER FAMILY MINERAL INTERESTS, LLC | JESS HARRIS III, INC. | 06/09/05 | 06/09/08 | | 100.00% | 18.7500% | 4.16663% | 006N-009E,03 | 80.00000 | 3.33330 |
| 311-319-1 | WALDROUP, JAY CARL | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 1044/356 | 100.00% | 18.7500% | 1.04163% | 007N-010E,21 | 80.00000 | 0.83330 |
| 311-319 | WALDROUP, MELVIN L. | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | | 100.00% | 18.7500% | 1.04163% | 007N-010E,21 | 80.00000 | 0.83330 |
| 311-327 | WAUGH, MARY M. | JESS HARRIS III, INC. | 09/14/05 | 09/14/08 | 1044/298 | 100.00% | 25.0000% | 2.08333% | 007N-010E,16 | 120.00000 | 2.50000 |
| | | | | | | | | 1.04163% | 007N-010E,16 | 80.00000 | 0.83330 |
| 311-328 | WAUGH, MARY M. | JESS HARRIS III, INC. | 09/14/05 | 09/14/08 | 1044/354 | 100.00% | 25.0000% | 1.56250% | 007N-010E,21 | 80.00000 | 1.25000 |
| | | | | | | | | 1.04163% | 007N-010E,21 | 80.00000 | 0.83330 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 311-184 | WEBBER, JERRY & KATHERINE | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | | 100.00% | 18.7500% | 50.00000% | 007N-009E,14 | 80.00000 | 40.00000 |
| 311-139-4 | WERON, MAUREEN ANN MEGOW | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 1029/94 | 100.00% | 18.7500% | 10.00000% | 007N-009E,25 | 40.00000 | 4.00000 |
| 311-163 | WHELAN, ROGER J. | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 1029/166 | 100.00% | 18.7500% | 8.33325% | 007N-009E,13 | 80.00000 | 6.66660 |
| 311-144 | WILBANKS, BARBARA ANN | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1024/295 | 100.00% | 18.7500% | 31.25000% | 004N-009E,13 | 160.00000 | 50.00000 |
| 311-294-1 | WILLIAM C. & BILLIE L. THRASH REV. TRUST | JESS HARRIS III, INC. | 08/12/05 | 08/12/08 | 1044/328 | 100.00% | 18.7500% | 16.66663% | 007N-010E,17 | 80.00000 | 13.33330 |
| 311-133-1 | WILLIAM C. & BILLIE L. THRASH REVOCABLE TRUST | JESS HARRIS III, INC. | 01/21/05 | 01/21/08 | 1024/418 | 100.00% | 18.7500% | 16.25000% | 007N-009E,27 | 80.00000 | 13.33330 |
| 311-169 | WILLIE BEA PHILLIPS REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/34 | 100.00% | 18.7500% | 1.56250% | 006N-009E,10 | 40.00000 | 0.62500 |
| 311-167 | WILLIE BEA PHILLIPS REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 1029/40 | 100.00% | 18.7500% | 1.56250% | 006N-009E,03 | 120.00000 | 1.87500 |
| 311-103 | WILSON, DOYLE, G. | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1021/391 | 100.00% | 18.7500% | 25.00000% | 007N-009E,26 | 158.50000 | 39.62500 |
| | | | | | | | | 37.50000% | 007N-009E,26 | 120.00000 | 45.00000 |
| | | | | | | | | 75.00000% | 007N-009E,26 | 10.00000 | 7.50000 |
| | | | | | | | | 12.50000% | 007N-009E,26 | 10.00000 | 1.25000 |

## Silica Prospect Leases
## Hughes County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.50000% | 007N-009E,26 | 10.00000 | 1.25000 |
| | | | | | | | | 12.50000% | 007N-009E,26 | 10.00000 | 1.25000 |
| | | | | | | | | 50.00000% | 007N-009E,26 | 20.00000 | 10.00000 |
| 311-104 | WILSON, DOYLE, G. | JESS HARRIS III, INC. | 11/29/04 | 11/29/07 | 1021/427 | 100.00% | 18.7500% | 50.00000% | 007N-009E,27 | 80.00000 | 40.00000 |
| 311-101-2 | WILSON, MARK EDWARD | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1021/393 | 100.00% | 18.7500% | 3.12500% | 007N-009E,26 | 160.00000 | 5.00000 |
| 311-101-1 | WILSON, MICHAEL LEE | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/308 | 100.00% | 18.7500% | 3.12500% | 007N-009E,26 | 160.00000 | 5.00000 |
| 311-101 | WILSON, WAYNE E. | JESS HARRIS III, INC. | 11/10/04 | 11/10/07 | 1017/314 | 100.00% | 18.7500% | 6.25000% | 007N-009E,26 | 160.00000 | 10.00000 |
| 311-156 | WILSON, WAYNE E. | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 1024/309 | 100.00% | 18.7500% | 50.00000% | 007N-009E,22 | 80.00000 | 40.00000 |
| 311-112 | WOODFORD, DONALD M. | JESS HARRIS III, INC. | 11/03/04 | 11/03/07 | 1017/338 | 100.00% | 18.7500% | 33.33250% | 007N-009E,35 | 40.00000 | 13.33300 |
| | | | | | | | | 16.66700% | 007N-009E,35 | 40.00000 | 6.66680 |
| 311-181-1 | WOODFORD, DONALD M. | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | | 100.00% | 18.7500% | 7.81250% | 006N-009E,10 | 40.00000 | 3.12500 |
| 311-174-2 | WOODFORD, DONALD M. | JESS HARRIS III, INC. | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 7.81250% | 006N-009E,03 | 120.00000 | 9.37500 |
| 311-166-3 | YOUNGBLOOD, OZELL | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 1025/927 | 100.00% | 18.7500% | 2.75000% | 007N-009E,36 | 160.00000 | 4.40000 |
| | | | | | | | | | Total Net | | 6117.90340 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-179-16 | ALICE E. COLEMAN 1979 TRUST | JESS HARRIS III | 09/08/05 | 09/08/08 | 732/169 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 7.66660 |
| 316-117 | ALLEN, MARY ANN THOMPSON | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/596 | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 2.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 0.50000 |
| 316-200 | BECK, SUE ELYSE FOLEY | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/252 | 100.00% | 18.7500% | 010N-014E,11 | 10.00000 | 5.00000 |
| 316-199 | BECK, SUE ELYSE FOLEY | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/260 | 100.00% | 18.7500% | 010N-014E,14 | 30.00000 | 15.00000 |
| 316-158-2 | BREEDLOVE, SHIRLEY | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/313 | 100.00% | 18.7500% | 009N-015E,08 | 80.00000 | 2.22220 |
| | | | | | | | | 009N-015E,08 | 120.00000 | 8.12500 |
| 316-160-4 | BREEDLOVE, SHIRLEY | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/321 | 100.00% | 18.7500% | 009N-015E,09 | 40.00000 | 1.66660 |
| 316-125-7 | BROTTON, BEVERLY ANN | JESS HARRIS III | 05/12/05 | 05/12/08 | | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 33.69000 |
| 316-166-3 | BROTTON, BEVERLY ANN | JESS HARRIS III | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 5.00000 |
| 316-167-1 | BROTTON, BEVERLY ANN | JESS HARRIS III | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 4.00000 |
| 316-227 | BROTTON, BEVERLY ANN | JESS HARRIS III | 09/08/05 | 05/10/08 | 725/314 | 100.00% | 18.7500% | 010N-014E,16 | 40.00000 | 0.50000 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.50000 |
| 316-102-2 | BURDEN, VIRGINIA CAROL | JESS HARRIS III | 01/18/05 | 01/18/08 | 702/179 | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 2.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 0.50000 |
| 316-179-7 | BUSH, DAVID | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/236 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 5.75000 |
| 316-139 | BUSH, MARY E. | JESS HARRIS III | 02/01/05 | 02/01/08 | 702/163 | 100.00% | 18.7500% | 010N-014E,02 | 40.00000 | 3.33330 |
| 316-132 | CARAVAS, WILLIAM | JESS HARRIS III | 12/23/04 | 12/23/07 | 699/691 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 26.66660 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-179-1 | CHANCEY, MICHAEL M. | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/228 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 1.49090 |
| 316-179-10 | CHANCEY, SIBYL ALICE | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/246 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-108 | CHEZ, JONITA S. | JESS HARRIS III | 01/17/05 | 01/17/08 | 695/577 | 100.00% | 18.7500% | 010N-014E,05 | 80.00000 | 80.00000 |
| 316-111 | CHEZ, JONITA S. | JESS HARRIS III | 01/17/05 | 01/17/08 | 695/581 | 100.00% | 18.7500% | 010N-014E,19 | 242.28000 | 242.28000 |
| 316-120 | CHEZ, JONITA S. | JESS HARRIS III | 01/17/05 | 01/17/08 | 699/683 | 100.00% | 18.7500% | 010N-014E,03 | 158.08000 | 158.08000 |
| 316-122 | CHEZ, JONITA S. | JESS HARRIS III | 01/17/05 | 01/17/08 | 699/685 | 100.00% | 18.7500% | 010N-014E,04 | 175.72000 | 175.72000 |
| 316-124 | CHEZ, JONITA S. | JESS HARRIS III | 01/17/05 | 01/17/08 | 699/687 | 100.00% | 18.7500% | 010N-014E,07 | 81.62000 | 81.62000 |
| 316-101 | CHRISTENBERRY, LEE ROY | JESS HARRIS III | 12/08/04 | 12/08/07 | 695/620 | 100.00% | 18.7500% | 011N-014E,34 | 120.67000 | 52.79310 |
| | | | | | | | | 011N-014E,34 | 80.00000 | 40.00000 |
| 316-107 | CHRISTENBERRY, LEE ROY | JESS HARRIS III | 12/20/04 | 12/20/07 | 695/608 | 100.00% | 18.7500% | 011N-014E,33 | 40.00000 | 17.50000 |
| 316-107-2 | CHRISTENBERRY, PAUL D. | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/705 | 100.00% | 18.7500% | 011N-014E,33 | 40.00000 | 0.83330 |
| 316-128 | CHRISTENBERRY, PAUL D. | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/719 | 100.00% | 18.7500% | 011N-014E,34 | 120.67000 | 2.51400 |
| 316-217 | CLEMENT, BETTY JO | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/275 | 100.00% | 18.7500% | 010N-014E,33 | 120.00000 | 2.50000 |
| 316-140 | CRAFT, CHERYL JANE | JESS HARRIS III | 01/20/05 | 01/20/08 | | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 10.00000 |
| | | | | | | | | 010N-014E,19 | 80.00000 | 10.00000 |
| 316-142 | CRAFT, CHERYL JANE | JESS HARRIS III | 01/20/05 | 01/20/08 | | 100.00% | 18.7500% | 010N-014E,30 | 322.18000 | 20.00000 |
| | | | | | | | | 010N-014E,30 | 121.32000 | 17.70750 |
| 316-143 | CRAFT, CHERYL JANE | JESS HARRIS III | 01/20/05 | 01/20/08 | | 100.00% | 18.7500% | 010N-014E,31 | 202.28000 | 50.59500 |
| 316-161 | CURRY, DAVID | JESS HARRIS III | 04/04/05 | 04/04/08 | 704/427 | 100.00% | 18.7500% | 010N-014E,11 | 40.00000 | 6.66670 |
| 316-159 | DAWSON, JAMES H. | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/309 | 100.00% | 18.7500% | 009N-015E,08 | 80.00000 | 10.00000 |
| 316-160-2 | DAWSON, JAMES H. | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/317 | 100.00% | 18.7500% | 009N-015E,09 | 40.00000 | 2.50000 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-163 | DAWSON, JAMES HAROLD | JESS HARRIS III | 04/13/05 | 04/13/08 | 0714/315 | 100.00% | 18.7500% | 009N-015E,08 | 120.00000 | 12.18750 |
| 316-160-3 | DAWSON, THERESA C. | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/323 | 100.00% | 18.7500% | 009N-015E,09 | 40.00000 | 1.66660 |
| 316-158-3 | DAWSON, THERESA C. | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/311 | 100.00% | 18.7500% | 009N-015E,08 | 80.00000 | 2.22220 |
| | | | | | | | | 009N-015E,08 | 120.00000 | 8.12500 |
| 316-104-1 | DOSS OIL ROYALTY COMPANY, AN OKLAHOMA CORPORATION | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/700 | 100.00% | 18.7500% | 011N-014E,32 | 357.17000 | 22.00000 |
| 316-179-12 | DOUGLASS, LORRAINE R. | JESS HARRIS III | 06/03/05 | 06/03/08 | 0715/248 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-177-4 | DOUGLASS, LORRAINE R. | JESS HARRIS III | 07/18/05 | 07/18/08 | 721/672 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.33330 |
| 316-114 | EDWARD D. JOLLY TRUST DTD 8/30/89 | JESS HARRIS III | 12/23/04 | 12/23/07 | 695/593 | 100.00% | 18.7500% | 010N-014E,30 | 160.00000 | 3.33330 |
| 316-103 | ELLIS, HELEN ELIZABETH | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/573 | 100.00% | 18.7500% | 010N-014E,03 | 4.20000 | 0.52500 |
| 316-105 | ELLIS, HELEN ELIZABETH | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/610 | 100.00% | 18.7500% | 011N-014E,33 | 80.00000 | 10.00000 |
| | | | | | | | | 011N-014E,33 | 80.00000 | 10.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 2.50000 |
| 316-179 | ELSNER, NANCY | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/226 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 5.75000 |
| 316-177 | ELSNER, NANCY | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/214 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.25000 |
| 316-118-1 | EPSICOPAL ROYALTY COMPANY | JESS HARRIS III | 02/18/05 | 02/18/08 | 704/437 | 100.00% | 18.7500% | 011N-014E,34 | 136.55000 | 11.37920 |
| 316-198-1 | FAGAN, PEGGY L. | JESS HARRIS III | 05/09/05 | 05/09/08 | 0715/265 | 100.00% | 18.7500% | 010N-014E,16 | 40.00000 | 3.33330 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-174 | FARMERS UNION COOPERATIVE ROYALTY COMPANY | JESS HARRIS III | 05/18/05 | 05/18/08 | | 100.00% | 18.7500% | 011N-014E,28 | 80.00000 | 5.00000 |
| 316-177-1 | FLEMING, HARRY BRADFORD III | JESS HARRIS III | 06/23/05 | 06/23/07 | 0715/216 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.16660 |
| 316-179-4 | FLEMING, HARRY BRADFORD, III | JESS HARRIS III | 06/23/05 | 06/23/07 | 0715/222 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-179-8 | FLEMING, MARY LOIS | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/232 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-177-3 | FLEMING, MARY LOIS | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/220 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.16670 |
| 316-158 | FRENCH, DOROTHY MAE DAWSON | JESS HARRIS III | 04/04/05 | 04/04/08 | 704/435 | 100.00% | 18.7500% | 009N-015E,08 | 80.00000 | 3.33330 |
| | | | | | | | | 009N-015E,08 | 120.00000 | 12.18760 |
| 316-160 | FRENCH, DOROTHY MAE DAWSON | JESS HARRIS III | 04/04/05 | 04/04/08 | 704/433 | 100.00% | 18.7500% | 009N-015E,09 | 40.00000 | 2.50000 |
| 316-217-1 | GLENN O. YOUNG TESTAMENTARY TRUST | JESS HARRIS III | 07/18/05 | 07/18/08 | 721/680 | 100.00% | 18.7500% | 010N-014E,33 | 120.00000 | 30.62500 |
| 316-179-3 | GREENE, MARSHA | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/224 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83340 |
| 316-177-2 | GREENE, MARSHA | JESS HARRIS III | 06/23/05 | 06/23/07 | 0715/218 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.16660 |
| 316-168 | GRIMES, MARY B. | JESS HARRIS III | 04/20/05 | 04/20/08 | | 100.00% | 18.7500% | 011N-014E,27 | 10.00000 | 1.00000 |
| 316-176 | GRIMSHAW, JANE SCISSON | JESS HARRIS III | 07/01/05 | 07/01/08 | 0715/250 | 100.00% | 18.7500% | 010N-014E,11 | 50.00000 | 12.50000 |
| 316-178 | GRIMSHAW, JANE SCISSON | JESS HARRIS III | 07/01/05 | 07/01/08 | 0715/204 | 100.00% | 18.7500% | 010N-014E,03 | 15.00000 | 6.87500 |
| | | | | | | | | 010N-014E,03 | 40.00000 | 0.00000 |

## Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-173 | HALL, ROBERT D. | JESS HARRIS III | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 011N-014E,32 | 80.00000 | 70.00000 |
| 316-175 | HALL, ROBERT D. | JESS HARRIS III | 05/10/05 | 05/10/08 | 0714/333 | 100.00% | 18.7500% | 010N-014E,04 | 124.35000 | 41.45000 |
| | | | | | | | | 010N-014E,04 | 133.02000 | 116.39250 |
| 316-172 | HALL, ROBERT D. | JESS HARRIS III | 05/10/05 | 05/10/08 | 0714/326 | 100.00% | 18.7500% | 010N-014E,03 | 30.07000 | 26.31130 |
| 316-100 | HARISCO, INC., AN OKLAHOMA CORPORATION | JESS HARRIS III | 12/02/04 | 12/02/07 | 695/618 | 100.00% | 18.7500% | 011N-014E,34 | 80.11000 | 20.02750 |
| 316-125-1 | HARRY E. BROTTON SUBTRUST 2 | JESS HARRIS III | 03/03/05 | 03/03/08 | 702/177 | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 13.47600 |
| 316-131-3 | HARRY E. BROTTON SUBTRUST 2 | JESS HARRIS III | 03/03/05 | 03/03/08 | 702/181 | 100.00% | 18.7500% | 011N-014E,34 | 82.67000 | 3.30680 |
| | | | | | | | | 011N-014E,34 | 80.11000 | 1.60220 |
| | | | | | | | | 011N-014E,34 | 136.55000 | 1.36550 |
| 316-166-4 | HARRY E. BROTTON SUBTRUST 2 | JESS HARRIS III | 04/20/05 | 04/20/08 | | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 2.00000 |
| 316-182 | HARRY E. BROTTON SUBTRUST 2 | JESS HARRIS III | 09/08/05 | 09/08/08 | 732/205 | 100.00% | 18.7500% | 010N-014E,16 | 40.00000 | 0.20000 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.20000 |
| 316-167-5 | HARRY E. BROTTON SUBTRUST 2 DTD 9/20/90 | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 10.00000 |
| 316-231-1 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/762 | 100.00% | 18.7500% | 009N-013E,25 | 40.00000 | 10.00000 |
| 316-126 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/764 | 100.00% | 18.7500% | 009N-013E,29 | 40.00000 | 10.00000 |
| 316-150 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/766 | 100.00% | 18.7500% | 009N-014E,15 | 40.00000 | 15.00000 |
| 316-151 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/768 | 100.00% | 18.7500% | 009N-015E,30 | 39.76000 | 6.62600 |
| 316-155 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/770 | 100.00% | 18.7500% | 010N-018E,12 | 30.00000 | 8.33330 |
| 316-156 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/772 | 100.00% | 18.7500% | 010N-018E,13 | 20.00000 | 3.33330 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-157 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/774 | 100.00% | 18.7500% | 011N-017E,02 | 110.00000 | 27.50000 |
| 316-180 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/776 | 100.00% | 18.7500% | 011N-017E,16 | 80.00000 | 10.00000 |
| 316-181 | HARRY H. DIAMOND, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/778 | 100.00% | 18.7500% | 012N-016E,32 | 78.00000 | 20.00000 |
| 316-179-11 | HAWKINS, JANETTE | JESS HARRIS III | 06/03/05 | 06/03/08 | 0715/242 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-177-5 | HAWKINS, JANETTE DOUGLASS | JESS HARRIS III | 07/18/05 | 07/18/08 | 721/676 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.33330 |
| 316-107-1 | HAWKINS, SHEILA G. BLAIR | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/616 | 100.00% | 18.7500% | 011N-014E,33 | 40.00000 | 0.83340 |
| 316-128-1 | HAWKINS, SHEILA G. BLAIR | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/624 | 100.00% | 18.7500% | 011N-014E,34 | 120.67000 | 2.51400 |
| 316-179-2 | HERNANDEZ, PATRICIA | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/230 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 1.70380 |
| 316-170 | HICKS, HOUSTON | JESS HARRIS III | 04/29/05 | 04/29/08 | | 100.00% | 18.7500% | 011N-014E,29 | 80.00000 | 37.33330 |
| 316-133 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/151 | 100.00% | 18.7500% | 009N-015E,14 | 80.00000 | 3.00000 |
| 316-134 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/155 | 100.00% | 18.7500% | 009N-015E,21 | 40.00000 | 4.00000 |
| 316-135 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/153 | 100.00% | 18.7500% | 009N-015E,21 | 160.00000 | 16.00000 |
| 316-136 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/157 | 100.00% | 18.7500% | 009N-015E,23 | 125.00000 | 12.76000 |
| 316-137 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/159 | 100.00% | 18.7500% | 009N-015E,32 | 81.62000 | 3.00000 |
| 316-144 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/169 | 100.00% | 18.7500% | 010N-016E,34 | 160.00000 | 16.00000 |
| 316-145 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/171 | 100.00% | 18.7500% | 010N-017,29 | 40.00000 | 4.00000 |
| 316-146 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/173 | 100.00% | 18.7500% | 010N-018E,20 | 80.00000 | 16.00000 |
| 316-147 | HOOTEN, MODINE | JESS HARRIS III | 02/24/05 | 02/24/08 | 702/175 | 100.00% | 18.7500% | 011N-014E,08 | 40.00000 | 4.00000 |
| 316-117-1 | J.R. THOMPSON REVOCABLE TRUST DTD 12/11/90 | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/612 | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 2.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 0.50000 |

## Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-110 | JETCO INC. | JESS HARRIS III | 01/24/05 | 01/24/08 | 695/579 | 100.00% | 18.7500% | 010N-014E,19 | 161.40000 | 161.40000 |
| 316-114-1 | JOLLY, WILLIAM P. | JESS HARRIS III | 02/09/05 | 02/09/08 | 699/692 | 100.00% | 18.7500% | 010N-014E,30 | 160.00000 | 3.33330 |
| 316-117-2 | LACKEY, WILLIAM SANFORD, III | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/614 | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 20.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 5.00000 |
| 316-148-1 | LANCASTER, CHUCK | JESS HARRIS III | 02/01/05 | 02/01/08 | 704/431 | 100.00% | 18.7500% | 010N-014E,02 | 40.00000 | 6.66660 |
| 316-183 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/160 | 100.00% | 18.7500% | 010N-014E,34 | 80.00000 | 3.06000 |
| 316-217-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/156 | 100.00% | 18.7500% | 010N-014E,33 | 120.00000 | 6.12000 |
| 316-222 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/150 | 100.00% | 18.7500% | 010N-014E,29 | 80.00000 | 3.06000 |
| | | | | | | | | 010N-014E,29 | 40.00000 | 1.14750 |
| 316-230 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/144 | 100.00% | 18.7500% | 010N-014E,28 | 480.00000 | 11.34750 |
| 316-229 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/138 | 100.00% | 18.7500% | 010N-014E,27 | 480.00000 | 15.30000 |
| 316-228 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/132 | 100.00% | 18.7500% | 010N-014E,17 | 120.00000 | 5.35500 |
| 316-224 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/126 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 6.12000 |
| | | | | | | | | 010N-014E,15 | 160.00000 | 2.04000 |
| | | | | | | | | 010N-014E,15 | 80.00000 | 6.12000 |
| 316-219-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/114 | 100.00% | 18.7500% | 010N-014E,13 | 120.00000 | 4.59000 |
| 316-187-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/108 | 100.00% | 18.7500% | 010N-014E,11 | 290.00000 | 14.91750 |
| | | | | | | | | 010N-014E,11 | 20.00000 | 0.00000 |
| | | | | | | | | 010N-014E,11 | 80.00000 | 0.00000 |
| 316-220-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/102 | 100.00% | 18.7500% | 010N-014E,09 | 160.00000 | 6.12000 |
| 316-233 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/96 | 100.00% | 18.7500% | 010N-014E,07 | 20.00000 | 0.76500 |
| 316-226-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/90 | 100.00% | 18.7500% | 010N-014E,05 | 70.35000 | 11.40480 |
| | | | | | | | | 010N-014E,05 | 80.00000 | 0.00000 |

# Quartz Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-223 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/84 | 100.00% | 18.7500% | 010N-014E,03 | 361.38000 | 13.82270 |
| 316-223-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/86 | 100.00% | 18.7500% | 010N-014E,03 | 361.38000 | 13.82270 |
| 316-186-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/166 | 100.00% | 18.7500% | 010N-014E,36 | 120.00000 | 0.00000 |
| | | | | | | | | 010N-014E,36 | 30.00000 | 4.20750 |
| 316-183-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/162 | 100.00% | 18.7500% | 010N-014E,34 | 80.00000 | 3.06000 |
| 316-217-3 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 724/517 | 100.00% | 18.7500% | 010N-014E,33 | 120.00000 | 6.12000 |
| 316-222-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/152 | 100.00% | 18.7500% | 010N-014E,29 | 80.00000 | 3.06000 |
| | | | | | | | | 010N-014E,29 | 40.00000 | 1.14750 |
| 316-230-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/146 | 100.00% | 18.7500% | 010N-014E,28 | 480.00000 | 11.34750 |
| 316-229-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/140 | 100.00% | 18.7500% | 010N-014E,27 | 480.00000 | 15.30000 |
| 316-228-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/134 | 100.00% | 18.7500% | 010N-014E,17 | 120.00000 | 5.35500 |
| 316-224-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/128 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 6.12000 |
| | | | | | | | | 010N-014E,15 | 160.00000 | 2.04000 |
| | | | | | | | | 010N-014E,15 | 80.00000 | 6.12000 |
| 316-225-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/122 | 100.00% | 18.7500% | 010N-014E,14 | 40.00000 | 4.08000 |
| 316-219 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/116 | 100.00% | 18.7500% | 010N-014E,13 | 120.00000 | 4.59000 |
| 316-187-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/110 | 100.00% | 18.7500% | 010N-014E,11 | 290.00000 | 14.91750 |
| | | | | | | | | 010N-014E,11 | 20.00000 | 0.00000 |
| | | | | | | | | 010N-014E,11 | 80.00000 | 0.00000 |
| 316-220-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/104 | 100.00% | 18.7500% | 010N-014E,09 | 160.00000 | 6.12000 |
| 316-221-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/98 | 100.00% | 18.7500% | 010N-014E,07 | 20.00000 | 0.76500 |
| 316-226 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/92 | 100.00% | 18.7500% | 010N-014E,05 | 70.35000 | 11.40480 |
| | | | | | | | | 010N-014E,05 | 80.00000 | 0.00000 |
| 316-186-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/168 | 100.00% | 18.7500% | 010N-014E,36 | 120.00000 | 0.00000 |
| | | | | | | | | 010N-014E,36 | 30.00000 | 4.20750 |
| 316-185-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/308 | 100.00% | 18.7500% | 010N-014E,16 | 120.00000 | 11.98500 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 120.00000 | 0.00000 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-185 | LANDRUM, MARQUIS C. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/312 | 100.00% | 18.7500% | 010N-014E,16 | 120.00000 | 11.98500 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 120.00000 | 0.00000 |
| 316-184-2 | LANDRUM, MARQUIS C. | JESS HARRIS III | 10/17/05 | 10/17/08 | 732/172 | 100.00% | 18.7500% | 010N-014E,10 | 50.00000 | 3.82500 |
| | | | | | | | | 010N-014E,10 | 160.00000 | 12.24000 |
| | | | | | | | | 010N-014E,10 | 40.00000 | 3.06000 |
| 316-184-1 | LANDRUM, MARQUIS C. | JESS HARRIS III | 10/17/05 | 10/17/08 | 732/176 | 100.00% | 18.7500% | 010N-014E,10 | 50.00000 | 3.82500 |
| | | | | | | | | 010N-014E,10 | 160.00000 | 12.24000 |
| | | | | | | | | 010N-014E,10 | 40.00000 | 3.06000 |
| 316-106 | LAWS, SHIRLEY B. | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/606 | 100.00% | 18.7500% | 011N-014E,33 | 37.50000 | 18.75000 |
| 316-162 | LEE, HELEN ANN | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 011N-014E,31 | 52.50000 | 4.37500 |
| 316-130-1 | LEE, HELEN ANN | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 011N-014E,32 | 27.10000 | 0.72580 |
| | | | | | | | | 011N-014E,32 | 40.00000 | 1.07150 |
| 316-103-1 | LUCAS, WILLIAM C. | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/575 | 100.00% | 18.7500% | 010N-014E,03 | 4.20000 | 0.52500 |
| 316-115 | LUCAS, WILLIAM C. | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/598 | 100.00% | 18.7500% | 011N-014E,33 | 80.00000 | 10.00000 |
| | | | | | | | | 011N-014E,33 | 80.00000 | 10.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 2.50000 |
| 316-179-9 | MARGARET LOUISE DOUGLASS 1985 REV. TRUST | JESS HARRIS III | 06/03/05 | 06/03/08 | 0715/244 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 11.50000 |
| 316-177-6 | MARGARET LOUISE DOUGLASS 1985 REV. TRUST | JESS HARRIS III | 07/18/05 | 07/18/08 | 721/674 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.50000 |
| 316-225-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/120 | 100.00% | 18.7500% | 010N-014E,14 | 40.00000 | 3.06000 |

## Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-224-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/124 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 8.16000 |
| | | | | | | | | 010N-014E,15 | 160.00000 | 2.72000 |
| | | | | | | | | 010N-014E,15 | 80.00000 | 8.16000 |
| 316-183-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/158 | 100.00% | 18.7500% | 010N-014E,34 | 80.00000 | 4.08000 |
| 316-186 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/164 | 100.00% | 18.7500% | 010N-014E,36 | 120.00000 | 0.00000 |
| | | | | | | | | 010N-014E,36 | 30.00000 | 5.61000 |
| 316-217-4 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/154 | 100.00% | 18.7500% | 010N-014E,33 | 120.00000 | 8.16000 |
| 316-222-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/148 | 100.00% | 18.7500% | 010N-014E,29 | 80.00000 | 4.08000 |
| | | | | | | | | 010N-014E,29 | 40.00000 | 1.53000 |
| 316-230-3 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/142 | 100.00% | 18.7500% | 010N-014E,28 | 480.00000 | 15.13000 |
| 316-229-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/136 | 100.00% | 18.7500% | 010N-014E,27 | 480.00000 | 20.40000 |
| 316-228-3 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/130 | 100.00% | 18.7500% | 010N-014E,17 | 120.00000 | 7.14000 |
| 316-225 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/118 | 100.00% | 18.7500% | 010N-014E,14 | 40.00000 | 4.08000 |
| 316-219-1 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/112 | 100.00% | 18.7500% | 010N-014E,13 | 120.00000 | 6.12000 |
| 316-187 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/106 | 100.00% | 18.7500% | 010N-014E,11 | 290.00000 | 19.89000 |
| | | | | | | | | 010N-014E,11 | 20.00000 | 0.00000 |
| | | | | | | | | 010N-014E,11 | 80.00000 | 0.00000 |
| 316-220 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/100 | 100.00% | 18.7500% | 010N-014E,09 | 160.00000 | 8.16000 |
| 316-221 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/94 | 100.00% | 18.7500% | 010N-014E,07 | 20.00000 | 1.02000 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-226-1 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/88 | 100.00% | 18.7500% | 010N-014E,05 | 70.35000 | 15.20640 |
| | | | | | | | | 010N-014E,05 | 80.00000 | 0.00000 |
| 316-223-1 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 08/01/05 | 08/01/08 | 722/82 | 100.00% | 18.7500% | 010N-014E,03 | 361.38000 | 18.43040 |
| 316-185-2 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/310 | 100.00% | 18.7500% | 010N-014E,16 | 120.00000 | 11.98500 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 40.00000 | 0.00000 |
| | | | | | | | | 010N-014E,16 | 120.00000 | 0.00000 |
| 316-184 | MARQUIS C. LANDRUM CHILDREN | JESS HARRIS III | 10/17/05 | 10/17/08 | 732/174 | 100.00% | 18.7500% | 010N-014E,10 | 50.00000 | 5.10000 |
| | | | | | | | | 010N-014E,10 | 160.00000 | 16.32000 |
| | | | | | | | | 010N-014E,10 | 40.00000 | 4.08000 |
| 316-166-1 | MARY B. GRIMES TRUST UTD 1/1/91 | JESS HARRIS III | 04/20/05 | 04/20/08 | 0714/344 | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 6.28580 |
| 316-125 | MARY B. GRIMES TRUST, UTD 1/1/91 | JESS HARRIS III | 04/20/05 | 04/20/08 | | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 42.35000 |
| 316-177-8 | MATTHEWS, GLORIA JUNE | JESS HARRIS III | 06/23/05 | 06/23/08 | 725/302 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.50000 |
| 316-179-15 | MATTHEWS, GLORIA JUNE | JESS HARRIS III | 06/23/05 | 06/23/08 | 725/304 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 11.50000 |
| 316-201 | MCCULLOUGH, ROBERTA P. | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/267 | 100.00% | 18.7500% | 010N-014E,29 | 50.00000 | 0.12670 |
| | | | | | | | | 010N-014E,29 | 310.00000 | 4.12530 |
| 316-202 | MCCULLOUGH, ROBERTA P. | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/271 | 100.00% | 18.7500% | 010N-014E,32 | 160.00000 | 2.83000 |
| | | | | | | | | 010N-014E,32 | 80.00000 | 0.00000 |
| 316-213 | MCCULLOUGH, ROBERTA P. | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/269 | 100.00% | 18.7500% | 010N-014E,31 | 160.00000 | 1.88980 |
| 316-212 | MCCULLOUGH, ROBERTA P. | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/273 | 100.00% | 18.7500% | 010N-014E,33 | 270.00000 | 3.18890 |

# Quartz Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-116 | MEKUSUKEY OIL COMPANY, INC. | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/600 | 100.00% | 18.7500% | 011N-014E,33 | 12.50000 | 1.25000 |
| | | | | | | | | 011N-014E,33 | 2.50000 | 0.25000 |
| 316-131-1 | OBREGON, TONY | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/713 | 100.00% | 18.7500% | 011N-014E,34 | 82.67000 | 0.70860 |
| | | | | | | | | 011N-014E,34 | 80.11000 | 0.34330 |
| | | | | | | | | 011N-014E,34 | 136.55000 | 0.29260 |
| 316-125-5 | OBREGON, TONY | JESS HARRIS III | 04/04/05 | 04/04/08 | | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 5.77540 |
| 316-166-5 | OBREGON, TONY | JESS HARRIS III | 04/20/05 | 04/20/08 | 0715/258 | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 0.85710 |
| 316-167-7 | OBREGON, TONY | JESS HARRIS III | 05/04/05 | 05/04/08 | 0715/262 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 0.34290 |
| 316-132-2 | OLVERS, DOREEN | DAVE HOLKE CONSULTING | 12/08/04 | 12/08/07 | 692/562 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 26.66660 |
| 316-200-1 | OWENS, AGNES KATHERIN FOLEY | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/254 | 100.00% | 18.7500% | 010N-014E,11 | 10.00000 | 5.00000 |
| 316-199-1 | OWENS, AGNES KATHERIN FOLEY | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/256 | 100.00% | 18.7500% | 010N-014E,14 | 30.00000 | 15.00000 |
| 316-126-1 | PAR OIL COMPANY, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/682 | 100.00% | 18.7500% | 009N-013E,29 | 40.00000 | 10.00000 |
| 316-149 | PAR OIL COMPANY, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/684 | 100.00% | 18.7500% | 009N-014E,13 | 160.00000 | 20.00000 |
| 316-153 | PAR OIL COMPANY, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/690 | 100.00% | 18.7500% | 010N-013E,05 | 40.00000 | 0.33330 |
| 316-231 | PAR OIL COMPANY, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/680 | 100.00% | 18.7500% | 009N-013E,25 | 40.00000 | 10.00000 |
| 316-154 | PAR OIL COMPANY, INC. | JESS HARRIS III | 09/22/05 | 09/22/08 | 725/692 | 100.00% | 18.7500% | 019N-013E,19 | 40.00000 | 0.33330 |
| 316-160-1 | PATTI MANLEY | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/319 | 100.00% | 18.7500% | 009N-015E,09 | 40.00000 | 1.66660 |
| 316-158-1 | PATTI MANLEY | JESS HARRIS III | 04/04/05 | 04/04/08 | 0714/307 | 100.00% | 18.7500% | 009N-015E,08 | 80.00000 | 2.22220 |
| | | | | | | | | 009N-015E,08 | 120.00000 | 8.12500 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-131-2 | PERSION, KENNETH L | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/715 | 100.00% | 18.7500% | 011N-014E,34 | 82.67000 | 1.41720 |
| | | | | | | | | 011N-014E,34 | 80.11000 | 0.68670 |
| | | | | | | | | 011N-014E,34 | 136.55000 | 0.58520 |
| 316-167-6 | PERSION, KENNETH L | JESS HARRIS III | 05/04/05 | 05/04/08 | 0714/368 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 0.68560 |
| 316-102-1 | PITCHFORD, SARA ELIZABETH THOMPSON | JESS HARRIS III | 12/27/04 | 12/27/07 | 695/604 | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 2.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 0.50000 |
| 316-167-4 | PYLE, CAREY & COLLIE, INC. | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 10.00000 |
| 316-141 | PYLE, CAREY & COLLIE, INC., AN OKLAHOMA CORP. | JESS HARRIS III | 02/18/05 | 02/18/08 | 702/165 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 27.65620 |
| 316-113-1 | PYLE, CAREY & COLLIE, INC., AN OKLAHOMA CORP. | JESS HARRIS III | 02/18/05 | 02/18/08 | 702/167 | 100.00% | 18.7500% | 010N-014E,29 | 120.00000 | 13.75000 |
| 316-165 | PYLE, CAREY, COLLIE, INC. | JESS HARRIS III | 04/20/05 | 04/20/08 | 0714/350 | 100.00% | 18.7500% | 010N-014E,14 | 160.00000 | 55.62500 |
| 316-211 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/306 | 100.00% | 18.7500% | 009N-014E,24 | 160.00000 | 5.00000 |
| 316-210 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/305 | 100.00% | 18.7500% | 009N-014E,24 | 162.50000 | 20.31250 |
| 316-206 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/303 | 100.00% | 18.7500% | 009N-014E,16 | 160.00000 | 5.00000 |
| 316-209 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/325 | 100.00% | 18.7500% | 009N-015E,13 | 113.75000 | 0.50000 |
| 316-207 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/302 | 100.00% | 18.7500% | 009N-013E,11 | 160.00000 | 20.00000 |
| 316-203 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/304 | 100.00% | 18.7500% | 009N-014E,17 | 200.00000 | 10.00000 |

# Quartz Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-208 | R.L. SIMPSON, JR. TRUST DTD 11/14/91 | JESS HARRIS III | 03/14/05 | 03/14/08 | 0714/370 | 100.00% | 18.7500% | 010N-018E,18 | 20.00000 | 10.00000 |
| 316-179-13 | RENKES, DIANE DOUGLASS | JESS HARRIS III | 06/03/05 | 06/03/08 | 721/678 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-177-7 | RENKES, DIANNE DOUGLASS | JESS HARRIS III | 07/18/05 | 07/18/08 | 725/300 | 100.00% | 18.7500% | 010N-014E,09 | 5.00000 | 0.33340 |
| 316-214 | RULEWICZ ENERGY, L.L.C. | JESS HARRIS III | 05/16/05 | 05/16/08 | 0714/399 | 100.00% | 18.7500% | 012N-014E,02 | 80.00000 | 20.00000 |
| 316-204 | RULEWICZ ENERGY, L.L.C. | JESS HARRIS III | 05/16/05 | 05/16/08 | 0714/401 | 100.00% | 18.7500% | 012N-015E,04 | 40.00000 | 10.00000 |
| 316-205 | RULEWICZ ENERGY, L.L.C. | JESS HARRIS III | 05/16/05 | 05/16/08 | 0714/403 | 100.00% | 18.7500% | 012N-015E,05 | 40.00000 | 10.00000 |
| 316-104 | RULEWICZ ENERGY, L.L.C. | JESS HARRIS III | 05/16/05 | 05/16/08 | 0714/397 | 100.00% | 18.7500% | 011N-014E,32 | 357.17000 | 6.00000 |
| 316-116-1 | RULEWICZ ENERGY, L.L.C. | JESS HARRIS III | 05/16/05 | 05/16/08 | 0715/285 | 100.00% | 18.7500% | 011N-014E,33 | 12.50000 | 6.00000 |
| | | | | | | | | 011N-014E,33 | 2.50000 | 0.00000 |
| 316-131 | SANCHEZ, ESTEFANA | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/711 | 100.00% | 18.7500% | 011N-014E,34 | 82.67000 | 0.70860 |
| | | | | | | | | 011N-014E,34 | 80.11000 | 0.34330 |
| | | | | | | | | 011N-014E,34 | 136.55000 | 0.29260 |
| 316-125-4 | SANCHEZ, ESTEFANA | JESS HARRIS III | 04/04/05 | 04/04/08 | | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 5.77540 |
| 316-166 | SANCHEZ, ESTEFANA | JESS HARRIS III | 04/20/05 | 04/20/08 | 0714/348 | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 0.85710 |
| 316-130 | SCHMUCK, LINDA LEE | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/703 | 100.00% | 18.7500% | 011N-014E,32 | 27.10000 | 0.72580 |
| | | | | | | | | 011N-014E,32 | 40.00000 | 1.07150 |
| 316-171 | SCHMUCK, LINDA LEE | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 011N-014E,31 | 52.50000 | 4.37500 |
| 316-179-6 | SHARP, JANET | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/238 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 5.75000 |
| 316-138 | SHURDEN, FRANK D. | JESS HARRIS III | 02/09/05 | 02/09/08 | 702/161 | 100.00% | 18.7500% | 010N-013E,23 | 160.00000 | 40.00000 |
| 316-164 | SIBERTS, CARL EDWIN, JR. | JESS HARRIS III | 04/29/05 | 04/29/08 | 0714/329 | 100.00% | 18.7500% | 010N-014E,04 | 160.00000 | 53.33330 |

## Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 010N-014E,04 | 124.35000 | 13.81670 |
| 316-164-3 | SIBERTS, JAMES BRUCE, JR. | JESS HARRIS III | 04/29/05 | 04/29/08 | 0714/340 | 100.00% | 18.7500% | 010N-014E,04 | 160.00000 | 26.66670 |
| | | | | | | | | 010N-014E,04 | 124.35000 | 6.90840 |
| 316-164-4 | SIBERTS, ROBERT PHILIP | JESS HARRIS III | 04/29/05 | 04/29/08 | 0714/338 | 100.00% | 18.7500% | 010N-014E,04 | 160.00000 | 26.66670 |
| | | | | | | | | 010N-014E,04 | 124.35000 | 6.90840 |
| 316-212-2 | SIMS, JERRY A. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/199 | 100.00% | 18.7500% | 010N-014E,33 | 270.00000 | 2.12590 |
| 316-213-2 | SIMS, JERRY A. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/187 | 100.00% | 18.7500% | 010N-014E,31 | 160.00000 | 2.83460 |
| 316-201-2 | SIMS, JERRY A. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/181 | 100.00% | 18.7500% | 010N-014E,29 | 50.00000 | 1.25980 |
| | | | | | | | | 010N-014E,29 | 310.00000 | 0.00000 |
| 316-201-1 | SIMS, LARRY E. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/178 | 100.00% | 18.7500% | 010N-014E,29 | 50.00000 | 2.83470 |
| | | | | | | | | 010N-014E,29 | 310.00000 | 0.00000 |
| 316-213-1 | SIMS, LARRY E. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/190 | 100.00% | 18.7500% | 010N-014E,31 | 160.00000 | 1.26000 |
| 316-212-1 | SIMS, LARRY E. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/202 | 100.00% | 18.7500% | 010N-014E,33 | 270.00000 | 2.12600 |
| 316-212-3 | SIMS, RICHARD F. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/196 | 100.00% | 18.7500% | 010N-014E,33 | 270.00000 | 2.12600 |
| 316-213-3 | SIMS, RICHARD F. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/193 | 100.00% | 18.7500% | 010N-014E,31 | 160.00000 | 1.25980 |
| 316-201-3 | SIMS, RICHARD F. | JESS HARRIS III | 09/28/05 | 09/28/08 | 732/184 | 100.00% | 18.7500% | 010N-014E,29 | 50.00000 | 2.83470 |
| | | | | | | | | 010N-014E,29 | 310.00000 | 0.00000 |
| 316-113 | SMITH, SMITH & SMITH, A GENERAL PARTNERSHIP | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/591 | 100.00% | 18.7500% | 010N-014E,29 | 80.00000 | 20.00000 |
| | | | | | | | | 010N-014E,29 | 40.00000 | 7.50000 |
| 316-118 | SMITH, SMITH & SMITH, A GENERAL PARTNERSHIP | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/622 | 100.00% | 18.7500% | 011N-014E,34 | 136.55000 | 11.37910 |
| 316-123 | SMITH, SMITH & SMITH, A GENERAL PARTNERSHIP | JESS HARRIS III | 02/18/05 | 02/18/08 | 699/689 | 100.00% | 18.7500% | 010N-014E,18 | 121.80000 | 30.45000 |

# Quartz Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-167 | SMITH, SMITH & SMITH, A GENERAL PARTNERSHIP | JESS HARRIS III | 05/04/05 | 05/04/08 | | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 20.00000 |
| 316-165-1 | SMITH, SMITH, & SMITH, A GENERAL PARTNERSHIP | JESS HARRIS III | 04/20/05 | 04/20/08 | 0714/342 | 100.00% | 18.7500% | 010N-014E,14 | 160.00000 | 40.00000 |
| 316-129 | STORY, JAMES | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/676 | 100.00% | 18.7500% | 010N-014E,02 | 40.00000 | 20.00000 |
| 316-107-3 | SULLIVAN, MARY ROCHELLIA | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/707 | 100.00% | 18.7500% | 011N-014E,33 | 40.00000 | 0.83330 |
| 316-128-2 | SULLIVAN, MARY ROCHELLIA | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/709 | 100.00% | 18.7500% | 011N-014E,34 | 120.67000 | 2.51400 |
| 316-198-2 | TENNISON, BILLIE JEAN | JESS HARRIS III | 05/09/05 | 05/09/08 | 0715/264 | 100.00% | 18.7500% | 010N-014E,16 | 40.00000 | 3.33330 |
| 316-109-1 | THE DCJ COMPANY | JESS HARRIS III | 01/17/05 | 01/17/08 | 695/583 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 30.00000 |
| 316-112 | THE DCJ COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/587 | 100.00% | 18.7500% | 010N-014E,20 | 80.00000 | 10.00000 |
| 316-125-3 | THE DCJ COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/696 | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 84.22500 |
| 316-123-2 | THE DCJ COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 704/425 | 100.00% | 18.7500% | 010N-014E,18 | 121.80000 | 15.22500 |
| 316-171-1 | THE FIRST NATIONAL BANK & TRUST CO. | JESS HARRIS III | 05/20/05 | 05/20/07 | 0715/277 | 100.00% | 18.7500% | 011N-014E,31 | 52.50000 | 6.56250 |
| 316-175-1 | THE FIRST NATIONAL BAK AND TRUST CO. | JESS HARRIS III | 05/20/05 | 05/20/07 | 0715/210 | 100.00% | 18.7500% | 010N-014E,04 | 133.02000 | 16.62750 |
| 316-215 | THE FIRST NATIONAL BANK AND TRUST CO. | JESS HARRIS III | 05/20/05 | 05/20/07 | 0715/281 | 100.00% | 18.7500% | 011N-014E,32 | 27.10000 | 8.38750 |
| | | | | | | | | 011N-014E,32 | 80.00000 | 10.00000 |
| | | | | | | | | 011N-014E,32 | 40.00000 | 0.00000 |
| 316-172-1 | THE FIRST NATIONAL BANK AND TRUST CO. | JESS HARRIS III | 05/20/05 | 05/20/07 | 0715/206 | 100.00% | 18.7500% | 010N-014E,03 | 30.07000 | 3.75870 |

# Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| 316-109 | THE FSL COMPANY | JESS HARRIS III | 01/17/05 | 01/17/08 | 695/585 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 30.00000 |
| 316-112-1 | THE FSL COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 695/589 | 100.00% | 18.7500% | 010N-014E,20 | 80.00000 | 10.00000 |
| 316-125-2 | THE FSL COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 699/698 | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 84.22500 |
| 316-123-1 | THE FSL COMPANY | JESS HARRIS III | 01/18/05 | 01/18/08 | 704/423 | 100.00% | 18.7500% | 010N-014E,18 | 121.80000 | 15.22500 |
| 316-167-2 | THE MARY B. GRIMES TRUST UTD JANUARY 1, 1991 | JESS HARRIS III | 05/10/05 | 05/10/08 | 0714/364 | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 5.02860 |
| 316-102 | THE REV. LIVING TRUST OF THE SMITH FAMILY TRUST | JESS HARRIS III | 12/27/04 | 12/27/07 | | 100.00% | 18.7500% | 011N-014E,33 | 160.00000 | 20.00000 |
| | | | | | | | | 011N-014E,33 | 40.00000 | 5.00000 |
| 316-179-14 | TINBERG, KATHERINE CHANCEY | JESS HARRIS III | 07/25/05 | 07/25/08 | 725/306 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 3.83330 |
| 316-198 | TUCKER, MARGARET J. | JESS HARRIS III | 05/09/05 | 05/09/08 | 0715/266 | 100.00% | 18.7500% | 010N-014E,16 | 40.00000 | 3.33330 |
| 316-148 | TWEEDY, CONNIE JO LANCASTER | JESS HARRIS III | 02/01/05 | 02/01/08 | 704/429 | 100.00% | 18.7500% | 010N-014E,02 | 40.00000 | 6.66660 |
| 316-100-1 | VEJA, INC., AN OKLAHOMA CORPORATION | JESS HARRIS III | 12/08/04 | 12/08/07 | 699/717 | 100.00% | 18.7500% | 011N-014E,34 | 80.11000 | 20.02750 |
| 316-103-2 | WANTIEZ, OSCAR | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/678 | 100.00% | 18.7500% | 010N-014E,03 | 4.20000 | 2.10000 |
| 316-169 | WANTIEZ, OSCAR | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/693 | 100.00% | 18.7500% | 011N-014E,27 | 10.00000 | 5.00000 |
| 316-127 | WANTIEZ, OSCAR | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/721 | 100.00% | 18.7500% | 011N-014E,34 | 68.03000 | 34.01500 |
| | | | | | | | | 011N-014E,34 | 40.00000 | 40.00000 |
| 316-119 | WAPLES, JUDITH | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/674 | 100.00% | 18.7500% | 010N-014E,02 | 160.00000 | 20.00000 |

## Quartz Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 010N-014E,02 | 120.00000 | 15.00000 |
| 316-121 | WAPLES, JUDITH | JESS HARRIS III | 02/01/05 | 02/01/08 | 699/681 | 100.00% | 18.7500% | 010N-014E,03 | 10.00000 | 1.25000 |
| 316-218 | WAPLES, JUDITH | JESS HARRIS III | 06/02/05 | 06/02/08 | 0715/240 | 100.00% | 18.7500% | 010N-014E,10 | 30.00000 | 3.75000 |
| 316-179-5 | WIECHMANN, JENNIFER | JESS HARRIS III | 06/23/05 | 06/23/08 | 0715/234 | 100.00% | 18.7500% | 010N-014E,10 | 115.00000 | 5.75000 |
| 316-125-6 | WILD HORSE PRAIRIE TRUST DTD 9/27/01 | JESS HARRIS III | 04/14/05 | 04/14/08 | | 100.00% | 18.7500% | 011N-014E,27 | 336.90000 | 33.69000 |
| 316-167-3 | WILD HORSE PRAIRIE TRUST DTD 9/27/01 | JESS HARRIS III | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 010N-014E,15 | 160.00000 | 4.00000 |
| 316-166-2 | WILD HORSE PRAIRIE TRUST, DTD 9/27/01 | JESS HARRIS III | 04/20/05 | 04/20/08 | 0714/346 | 100.00% | 18.7500% | 010N-014E,14 | 50.00000 | 5.00000 |
| 316-164-2 | WILLIAMS, DOUGLAS WOODARD | JESS HARRIS III | 04/29/05 | 04/29/08 | 0714/331 | 100.00% | 18.7500% | 010N-014E,04 | 160.00000 | 26.66670 |
| | | | | | | | | 010N-014E,04 | 124.35000 | 6.90840 |
| 316-164-1 | WILLIAMS, ROGER GUY, JR. | JESS HARRIS III | 04/29/05 | 04/29/08 | 0714/336 | 100.00% | 18.7500% | 010N-014E,04 | 160.00000 | 26.66670 |
| | | | | | | | | 010N-014E,04 | 124.35000 | 6.90840 |
| 316-132-1 | WILSON, WILLIAM R. | DAVE HOLKE CONSULTING | 12/08/04 | 12/08/07 | 692/564 | 100.00% | 18.7500% | 010N-014E,19 | 80.00000 | 26.66660 |
| | | | | | | | | Total Net | | 4033.62960 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-101-1 | BLALOCK COMPANY, INC. | JESS HARRIS III, INC. | 12/15/04 | 12/15/07 | 4256/172 | 100.00% | 18.7500% | 20.00000% | 003S-002E,21 | 60.00000 | 12.00000 |
| 317-101 | BLALOCK, EUGENE | JESS HARRIS III, INC. | 12/15/04 | 12/15/07 | 4256/176 | 100.00% | 18.7500% | 20.00000% | 003S-002E,21 | 60.00000 | 12.00000 |
| 317-100-2 | BRIDGES, JIMMY LEE | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 4273/42 | 100.00% | 18.7500% | 4.16643% | 003S-002E,29 | 70.00000 | 2.91650 |
| | | | | | | | | 2.08333% | 003S-002E,29 | 30.00000 | 0.62510 |
| 317-106 | BURNS, JACK A. | JESS HARRIS III, INC. | 12/15/04 | 12/15/07 | 4256/168 | 100.00% | 18.7500% | 50.00000% | 003S-002E,21 | 60.00000 | 30.00000 |
| | | | | | | | | 50.00000% | 003S-002E,21 | 120.00000 | 60.00000 |
| 317-100-1 | CESA, WILLIAM DAVID | JESS HARRIS III, INC. | 12/20/04 | 12/20/07 | 4256/178 | 100.00% | 18.7500% | 16.65714% | 003S-002E,29 | 70.00000 | 11.66010 |
| | | | | | | | | 8.33333% | 003S-002E,29 | 30.00000 | 2.50000 |
| 317-107-1 | DE LA CRUZ, LONITA | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/31 | 100.00% | 18.7500% | 25.00000% | 003S-002E,21 | 120.00000 | 30.00000 |
| 317-105-5 | GRIFFIN, CHARLES C. | JESS HARRIS III, INC. | 12/17/04 | 12/17/07 | 4273/38 | 100.00% | 18.7500% | 14.28600% | 003S-002E,29 | 10.00000 | 1.42860 |
| 317-107 | HIGNIGHT, LOU ANN | JESS HARRIS III, INC. | 12/15/04 | 12/15/07 | 4256/162 | 100.00% | 18.7500% | 25.00000% | 003S-002E,21 | 120.00000 | 30.00000 |
| 317-105 | HULL, NELLIE JEWELL | JESS HARRIS III, INC. | 01/04/05 | 01/04/08 | 4256/180 | 100.00% | 18.7500% | 14.28600% | 003S-002E,29 | 10.00000 | 1.42860 |
| 317-108 | JORDAN, STEVEN C. | JESS HARRIS III, INC. | 12/17/04 | 12/17/07 | 4256/170 | 100.00% | 18.7500% | 48.46150% | 003S-002E,29 | 160.00000 | 77.53840 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-114-1 | JOYCE KEY FAMILY TRUST | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/46 | 100.00% | 18.7500% | 50.00000% | 003S-002E,31 | 39.79000 | 19.89500 |
| 317-114-2 | KEY, TERRY | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 4273/52 | 100.00% | 18.7500% | 25.00000% | 003S-002E,31 | 39.79000 | 9.94750 |
| 317-117 | MCCRORY, R.H. AKA ROBERT H. MCCRORY | JESS HARRIS III, INC. | 02/09/05 | 01/31/08 | 4273/80 | 100.00% | 18.7500% | 25.00000% | 004S-002E,08 | 70.00000 | 17.50000 |
| 317-109 | MOSS, DONALD | JESS HARRIS III, INC. | 01/19/05 | 01/19/08 | 4256/156 | 100.00% | 18.7500% | 100.00000% | 003S-002E,32 | 100.00000 | 100.00000 |
| 317-111 | MOSS, DONALD | JESS HARRIS III, INC. | 01/19/05 | 01/19/08 | | 100.00% | 18.7500% | 50.00000% | 004S-002E,05 | 70.30000 | 35.15000 |
| 317-102 | MUSIC, CORINE CULLINS | JESS HARRIS III, INC. | 12/15/04 | 12/15/07 | 4256/186 | 100.00% | 18.7500% | 25.00000% | 003S-002E,21 | 70.00000 | 17.50000 |
| | | | | | | | | 12.50000% | 003S-002E,21 | 5.00000 | 0.62500 |
| | | | | | | | | 25.00000% | 003S-002E,21 | 35.00000 | 8.75000 |
| 317-116 | ORR, JOHNNY DAVID | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/57 | 100.00% | 18.7500% | 100.00000% | 003S-002E,32 | 77.00000 | 77.00000 |
| 317-100 | RICH, NOAH E. | JESS HARRIS III, INC. | 12/16/04 | 12/16/07 | 4256/174 | 100.00% | 18.7500% | 16.66571% | 003S-002E,29 | 70.00000 | 11.66600 |
| | | | | | | | | 8.33333% | 003S-002E,29 | 30.00000 | 2.50000 |
| 317-105-3 | RICHARDSON, LENA J. | JESS HARRIS III, INC. | 01/05/05 | 01/05/08 | 4256/188 | 100.00% | 18.7500% | 14.28500% | 003S-002E,29 | 10.00000 | 1.42850 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-105-2 | ROY C. & DOLLY PAULINE BRAY REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 12/17/04 | 12/17/07 | 4256/166 | 100.00% | 18.7500% | 14.28600% | 003S-002E,29 | 10.00000 | 1.42860 |
| 317-110 | SCHUERHOFF JOINT REVOCALE TRUST DTD 10/3/96 | JESS HARRIS III, INC. | 01/26/05 | 01/26/08 | 4256/190 | 100.00% | 18.7500% | 50.00000% | 003S-002E,29 | 50.00000 | 25.00000 |
| 317-112 | SMITH, BYRD ALBERT, ET AL | JESS HARRIS III, INC. | 01/19/05 | 01/19/08 | 4256/152 | 100.00% | 18.7500% | 24.99643% | 003S-002E,21 | 70.00000 | 17.49760 |
| | | | | | | | | 12.50000% | 003S-002E,21 | 5.00000 | 0.62500 |
| | | | | | | | | 25.00000% | 003S-002E,21 | 35.00000 | 8.75000 |
| 317-103 | SNODGRASS INTERESTS, L.L.C. | JESS HARRIS III, INC. | 12/23/04 | 12/23/07 | 4256/184 | 100.00% | 18.7500% | 100.00000% | 003S-002E,22 | 80.00000 | 80.00000 |
| 317-104 | SNODGRASS INTERESTS, L.L.C. | JESS HARRIS III, INC. | 12/22/04 | 12/22/07 | 4256/182 | 100.00% | 18.7500% | 100.00000% | 003S-002E,21 | 30.00000 | 30.00000 |
| | | | | | | | | 75.00000% | 003S-002E,21 | 60.00000 | 45.00000 |
| | | | | | | | | 24.64286% | 003S-002E,21 | 70.00000 | 17.25000 |
| | | | | | | | | 25.00000% | 003S-002E,21 | 5.00000 | 1.25000 |
| | | | | | | | | 100.00000% | 003S-002E,21 | 40.00000 | 40.00000 |
| | | | | | | | | 50.00000% | 003S-002E,21 | 40.00000 | 20.00000 |
| | | | | | | | | 100.00000% | 003S-002E,21 | 40.00000 | 40.00000 |
| | | | | | | | | 25.00000% | 003S-002E,21 | 35.00000 | 8.75000 |
| 317-114 | STEWART, CAROLYN SUE | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 4273/49 | 100.00% | 18.7500% | 25.00000% | 003S-002E,31 | 39.79000 | 9.94750 |
| 317-105-1 | THOMPSON, ROBERT A. | JESS HARRIS III, INC. | 01/05/05 | 01/05/08 | 4256/160 | 100.00% | 18.7500% | 14.28500% | 003S-002E,29 | 10.00000 | 1.42850 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-105-4 | THOMPSON, RONALD D. | JESS HARRIS III, INC. | 12/17/04 | 12/17/07 | 4256/164 | 100.00% | 18.7500% | 14.28500% | 003S-002E,29 | 10.00000 | 1.42860 |
| 317-115 | VAN EATON FAMILY LLC | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/55 | 100.00% | 18.7500% | 50.00000% | 003S-002E,31 | 159.90000 | 79.95000 |
| 317-108-1 | WEAVER, JANE ELLEN | JESS HARRIS III, INC. | 01/19/05 | 01/19/08 | 4256/154 | 100.00% | 18.7500% | 2.56406% | 003S-002E,29 | 160.00000 | 4.10250 |
| 317-118 | YOUNG, JAMES DARREL | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 4273/36 | 100.00% | 18.7500% | 50.00000% | 003S-002E,29 | 30.00000 | 15.00000 |
| | CARTER-CHERT | | | | | | | | | | |
| 317-179-3 | A.E. EWELL INVESTMENT CO. | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4359/134 | 100.00% | 18.7500% | 0.00000% | 004S-003E,01 | 10.06000 | 0.00000 |
| | | | | | | | | 1.00886% | 004S-003E,01 | 42.90000 | 0.43290 |
| | | | | | | | | 2.96060% | 004S-003E,01 | 100.00000 | 2.96060 |
| | | | | | | | | 2.01627% | 004S-003E,01 | 46.70000 | 0.94160 |
| 317-170-1 | AGNES B. CRABTREE LANE TRUST DTD 7/17/90 | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/205 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-181-2 | AMARAL, DORIS ROSE | JESS HARRIS III, INC. | 04/12/05 | 04/12/08 | 4316/265 | 100.00% | 18.7500% | 3.57140% | 004S-002E,09 | 50.00000 | 1.78570 |
| 317-209 | AMMONS, MAURITA MILFORD | JESS HARRIS III, INC. | 07/19/05 | 07/19/08 | 4359/190 | 100.00% | 18.7500% | 5.55556% | 004S-002E,04 | 90.00000 | 5.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-142-1 | ANDERSON, GARY EUGENE | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/322 | 100.00% | 18.7500% | 8.33329% | 004S-004E,04 | 140.00000 | 11.66660 |
| 317-142-3 | ANDERSON, GERALD DEAN | JESS HARRIS III, INC. | 03/24/05 | 03/24/08 | 215/316 | 100.00% | 18.7500% | 8.33329% | 004S-004E,04 | 140.00000 | 11.66660 |
| 317-142 | ANDERSON, GLENN ROGERS | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/318 | 100.00% | 18.7500% | 8.33329% | 004S-004E,04 | 140.00000 | 11.66660 |
| 317-113-9 | ASHLEY, COY | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4370/267 | 100.00% | 18.7500% | 0.00000% | 003S-002E,21 | 20.00000 | 0.00000 |
| | | | | | | | | 8.33325% | 003S-002E,21 | 40.00000 | 3.33330 |
| 317-113-7 | BACON, DAVID RAY | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4290/245 | 100.00% | 18.7500% | 2.08333% | 003S-002E,21 | 20.00000 | 0.41660 |
| | | | | | | | | 2.08333% | 003S-002E,21 | 40.00000 | 0.83340 |
| 317-113-3 | BACON, MARY LOU | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/28 | 100.00% | 18.7500% | 6.94333% | 003S-002E,21 | 20.00000 | 1.38870 |
| | | | | | | | | 6.94333% | 003S-002E,21 | 40.00000 | 2.77740 |
| 317-178-1 | BARNES, CARL DOUGLAS | JESS HARRIS III, INC. | 04/22/05 | 04/22/08 | 218/92 | 100.00% | 18.7500% | 25.00000% | 004S-004E,07 | 20.68000 | 5.17000 |
| 317-178-3 | BARNES, LYNDAL RAY | JESS HARRIS III, INC. | 04/22/05 | 04/22/08 | 218/96 | 100.00% | 18.7500% | 25.00000% | 004S-004E,07 | 20.68000 | 5.17000 |
| 317-153 | BARNES, VANILLA | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 215/328 | 100.00% | 18.7500% | 9.08705% | 004S-004E,06 | 165.07000 | 15.00000 |
| 317-190 | BARNES, WELDON K. | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 218/86 | 100.00% | 18.7500% | 16.66650% | 004S-004E,06 | 40.00000 | 6.66660 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-191 | BARNES, WELDON K. | JESS HARRIS III, INC. | 03/24/05 | 03/24/08 | 218/84 | 100.00% | 18.7500% | 16.66650% | 004S-004E,05 | 20.00000 | 3.33330 |
| 317-178-2 | BARNES, WELDON KEITH | JESS HARRIS III, INC. | 04/22/05 | 04/22/08 | 218/94 | 100.00% | 18.7500% | 25.00000% | 004S-004E,07 | 20.68000 | 5.17000 |
| 317-194 | BATEY, JULIE F. | JESS HARRIS III, INC. | 06/02/05 | 06/02/08 | 218/62 | 100.00% | 18.7500% | 16.66650% | 004S-004E,10 | 20.00000 | 3.33330 |
| 317-173 | BATIS, WIRT | JESS HARRIS III, INC. | 05/16/05 | 05/16/08 | 4316/188 | 100.00% | 18.7500% | 25.00000% | 003S-002E,22 | 20.00000 | 5.00000 |
| 317-175-1 | BATSON, DANA RAY | JESS HARRIS III, INC. | 05/16/05 | 05/16/08 | | 100.00% | 18.7500% | 12.50000% | 003S-002E,22 | 20.00000 | 2.50000 |
| 317-215 | BOX, SHIRLEY RENEE CLARK PARKER | JESS HARRIS III, INC. | 08/09/05 | 08/09/08 | 4359/202 | 100.00% | 18.7500% | 12.50000% | 003S-003E,35 | 40.00000 | 5.00000 |
| 317-181-7 | BRADFORD, BILLIE RENEE | JESS HARRIS III, INC. | 10/19/05 | 10/19/08 | 4402/147 | 100.00% | 18.7500% | 0.95240% | 004S-002E,09 | 50.00000 | 0.47620 |
| 317-121-1 | BRANNAN, JACK THOMAS | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/66 | 100.00% | 18.7500% | 5.57041% | 004S-002E,06 | 179.52000 | 10.00000 |
| 317-140 | BRIDGES, BEBE | JESS HARRIS III, INC. | 03/03/05 | 03/03/08 | 4290/306 | 100.00% | 18.7500% | 53.46903% | 004S-002E,08 | 165.00000 | 88.22390 |
| 317-170-13 | BROLLIER, JEFF | JESS HARRIS III, INC. | 07/28/05 | 07/28/08 | 4370/273 | 100.00% | 18.7500% | 0.95234% | 003S-003E,26 | 175.00000 | 1.66660 |
| 317-183-1 | BURNETT, LINDA | JESS HARRIS III, INC. | 05/23/05 | 05/23/08 | | 100.00% | 18.7500% | 12.50000% | 004S-002E,09 | 295.00000 | 36.87500 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-211-1 | CARKER, INA LEE VONCELL | JESS HARRIS III, INC. | 07/25/05 | 07/25/08 | 4359/186 | 100.00% | 18.7500% | 31.25000% | 003S-002E,22 | 20.00000 | 6.25000 |
| 317-146 | CARON, ERNESTINE HENDON | JESS HARRIS III, INC. | 04/06/05 | 04/06/08 | 4290/276 | 100.00% | 18.7500% | 4.54587% | 004S-002E,04 | 219.98000 | 10.00000 |
| 317-147 | CATHEY REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 04/12/05 | 04/12/08 | 4290/282 | 100.00% | 18.7500% | 4.50000% | 004S-002E,05 | 80.00000 | 3.60000 |
| 317-227-2 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/189 | 100.00% | 18.7500% | 43.75000% | 003S-003E,27 | 10.00000 | 4.37500 |
| 317-280-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/313 | 100.00% | 18.7500% | 25.00000% | 004S-004E,08 | 130.00000 | 32.50000 |
| | | | | | | | | 25.00000% | 004S-004E,08 | 60.00000 | 15.00000 |
| | | | | | | | | 6.25000% | 004S-004E,08 | 70.00000 | 4.37500 |
| | | | | | | | | 25.00000% | 004S-004E,08 | 40.00000 | 10.00000 |
| 317-278 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/355 | 100.00% | 18.7500% | 50.00000% | 004S-005E,15 | 100.00000 | 50.00000 |
| | | | | | | | | 25.00000% | 004S-005E,15 | 50.00000 | 12.50000 |
| | | | | | | | | 25.00000% | 004S-005E,15 | 30.00000 | 7.50000 |
| | | | | | | | | 50.00000% | 004S-005E,15 | 50.00000 | 25.00000 |
| | | | | | | | | 25.00000% | 004S-005E,15 | 80.00000 | 40.00000 |
| 317-271 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/310 | 100.00% | 18.7500% | 50.00000% | 004S-004E,07 | 121.58000 | 60.79000 |
| | | | | | | | | 25.00000% | 004S-004E,07 | 20.00000 | 5.00000 |
| | | | | | | | | 53.47681% | 004S-004E,07 | 143.81000 | 76.90510 |
| 317-268-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/304 | 100.00% | 18.7500% | 41.66650% | 004S-004E,05 | 20.00000 | 8.33330 |
| | | | | | | | | 50.00000% | 004S-004E,05 | 20.00000 | 10.00000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 25.00000% | 004S-004E,05 | 130.95000 | 32.73750 |
| 317-226 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/165 | 100.00% | 18.7500% | 6.25000% | 003S-003E,16 | 122.08000 | 7.63000 |
| 317-224 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/159 | 100.00% | 18.7500% | 6.25000% | 003S-003E,10 | 140.68000 | 8.79250 |
| 317-226 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/171 | 100.00% | 18.7500% | 25.00000% | 003S-003E,24 | 10.00000 | 2.50000 |
| | | | | | | | | 25.00000% | 003S-003E,24 | 10.00000 | 2.50000 |
| 317-281-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/292 | 100.00% | 18.7500% | 37.53661% | 004S-004E,01 | 160.47000 | 60.23500 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 161.41000 | 80.70500 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 130.00000 | 65.00000 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 160.00000 | 80.00000 |
| 317-267 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/298 | 100.00% | 18.7500% | 50.00000% | 004S-004E,03 | 60.85000 | 30.42500 |
| | | | | | | | | 50.00000% | 004S-004E,03 | 30.00000 | 15.00000 |
| | | | | | | | | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| | | | | | | | | 25.00000% | 004S-004E,03 | 20.00000 | 5.00000 |
| | | | | | | | | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| 317-266 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/307 | 100.00% | 18.7500% | 14.39844% | 004S-004E,06 | 165.07000 | 23.76750 |
| | | | | | | | | 41.66650% | 004S-004E,06 | 40.00000 | 16.66660 |
| | | | | | | | | 50.00000% | 004S-004E,06 | 40.00000 | 20.00000 |
| 317-272 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/326 | 100.00% | 18.7500% | 50.00000% | 004S-004E,12 | 340.00000 | 170.00000 |
| | | | | | | | | 50.00000% | 004S-004E,12 | 40.00000 | 20.00000 |
| | | | | | | | | 12.59440% | 004S-004E,12 | 160.00000 | 20.15110 |
| | | | | | | | | 12.59400% | 004S-004E,12 | 20.00000 | 2.51880 |
| | | | | | | | | 12.50000% | 004S-004E,12 | 80.00000 | 10.00000 |
| 317-282-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/328 | 100.00% | 18.7500% | 50.00000% | 004S-004E,13 | 270.00000 | 135.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.50000% | 004S-004E,13 | 240.00000 | 30.00000 |
| | | | | | | | | 50.00000% | 004S-004E,13 | 60.00000 | 30.00000 |
| | | | | | | | | 20.00000% | 004S-004E,13 | 20.00000 | 4.00000 |
| 317-273 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/331 | 100.00% | 18.7500% | 15.83750% | 004S-004E,14 | 40.00000 | 6.33500 |
| | | | | | | | | 0.00000% | 004S-004E,14 | 60.00000 | 0.00000 |
| | | | | | | | | 87.50000% | 004S-004E,14 | 80.00000 | 70.00000 |
| | | | | | | | | 12.50000% | 004S-004E,14 | 40.00000 | 5.00000 |
| 317-274 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/337 | 100.00% | 18.7500% | 50.00000% | 004S-004E,16 | 245.40000 | 122.70000 |
| | | | | | | | | 17.44680% | 004S-004E,16 | 52.95700 | 9.23930 |
| | | | | | | | | 6.25000% | 004S-004E,16 | 80.00000 | 5.00000 |
| 317-275-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/346 | 100.00% | 18.7500% | 25.00000% | 004S-005E,07 | 49.67000 | 12.41750 |
| | | | | | | | | 50.00000% | 004S-005E,07 | 109.67000 | 54.83500 |
| | | | | | | | | 16.91982% | 004S-005E,07 | 339.38000 | 57.42250 |
| 317-277 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/364 | 100.00% | 18.7500% | 50.00000% | 004S-005E,18 | 239.35000 | 119.67500 |
| | | | | | | | | 50.00000% | 004S-005E,18 | 30.00000 | 15.00000 |
| | | | | | | | | 11.66667% | 004S-005E,18 | 60.00000 | 7.00010 |
| 317-276-1 | CHAPMAN ENERGY L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/376 | 100.00% | 18.7500% | 44.11760% | 004S-005E,22 | 50.00000 | 22.05880 |
| | | | | | | | | 50.00000% | 004S-005E,22 | 470.00000 | 235.00000 |
| | | | | | | | | 50.00000% | 004S-005E,22 | 80.00000 | 40.00000 |
| 317-283-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/319 | 100.00% | 18.7500% | 50.00000% | 004S-004E,10 | 120.00000 | 60.00000 |
| | | | | | | | | 12.50000% | 004S-004E,10 | 10.00000 | 1.25000 |
| | | | | | | | | 25.00000% | 004S-004E,10 | 50.00000 | 12.50000 |
| | | | | | | | | 7.14275% | 004S-004E,10 | 40.00000 | 2.85710 |
| | | | | | | | | 7.14300% | 004S-004E,10 | 20.00000 | 1.42860 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-284-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/322 | 100.00% | 18.7500% | 49.99841% | 004S-004E,11 | 3.14050 | 1.57020 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 20.00000 | 10.00000 |
| | | | | | | | | 7.14300% | 004S-004E,11 | 10.00000 | 0.71430 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 200.00000 | 100.00000 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 100.00000 | 50.00000 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 5.00000 | 2.50000 |
| 317-285-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/415 | 100.00% | 18.7500% | 50.00000% | 004S-005E,21 | 310.00000 | 155.00000 |
| | | | | | | | | 6.25000% | 004S-005E,21 | 105.00000 | 6.56250 |
| | | | | | | | | 50.00000% | 004S-005E,21 | 40.00000 | 20.00000 |
| | | | | | | | | 25.00000% | 004S-005E,21 | 10.00000 | 2.50000 |
| | | | | | | | | 50.00000% | 004S-005E,21 | 5.00000 | 2.50000 |
| 317-233 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/210 | 100.00% | 18.7500% | 43.75000% | 004S-003E,01 | 35.24000 | 15.41750 |
| | | | | | | | | 12.50000% | 004S-003E,01 | 230.00000 | 28.75000 |
| 317-253-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/301 | 100.00% | 18.7500% | 50.00000% | 004S-004E,04 | 41.25000 | 20.62500 |
| | | | | | | | | 50.00000% | 004S-004E,04 | 45.00000 | 22.50000 |
| 317-234-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/216 | 100.00% | 18.7500% | 50.00000% | 004S-003E,02 | 198.74000 | 99.37000 |
| | | | | | | | | 25.00000% | 004S-003E,02 | 280.00000 | 70.00000 |
| | | | | | | | | 12.50000% | 004S-003E,02 | 20.00000 | 2.50000 |
| 317-238 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/177 | 100.00% | 18.7500% | 43.75000% | 003S-003E,25 | 240.00000 | 105.00000 |
| | | | | | | | | 31.25000% | 003S-003E,25 | 80.00000 | 25.00000 |
| | | | | | | | | 46.66667% | 003S-003E,25 | 150.00000 | 70.00010 |
| | | | | | | | | 50.00000% | 003S-003E,25 | 70.00000 | 35.00000 |
| | | | | | | | | 0.00000% | 003S-003E,25 | 10.00000 | 0.00000 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-232-2 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/186 | 100.00% | 18.7500% | 18.75000% | 003S-003E,26 | 175.00000 | 32.81250 |
| | | | | | | | | 43.75000% | 003S-003E,26 | 465.00000 | 203.43750 |
| 317-239 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/198 | 100.00% | 18.7500% | 43.75000% | 003S-003E,35 | 2.00000 | 0.87500 |
| | | | | | | | | 13.15790% | 003S-003E,35 | 2.10900 | 0.27760 |
| | | | | | | | | 43.75000% | 003S-003E,35 | 22.00000 | 9.62500 |
| | | | | | | | | 25.00000% | 003S-003E,35 | 76.56000 | 19.14000 |
| | | | | | | | | 43.74795% | 003S-003E,35 | 18.33000 | 8.01900 |
| | | | | | | | | 25.00000% | 003S-003E,35 | 20.00000 | 5.00000 |
| | | | | | | | | 43.75000% | 003S-003E,35 | 140.00000 | 61.25000 |
| 317-235 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/204 | 100.00% | 18.7500% | 46.32353% | 003S-003E,36 | 170.00000 | 78.75000 |
| | | | | | | | | 25.00000% | 003S-003E,36 | 80.00000 | 20.00000 |
| | | | | | | | | 0.00000% | 003S-003E,36 | 10.00000 | 0.00000 |
| | | | | | | | | 7.93421% | 003S-003E,36 | 95.00000 | 7.53760 |
| 317-240-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/380 | 100.00% | 18.7500% | 43.75004% | 003S-004E,30 | 122.62000 | 53.64630 |
| 317-241-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/289 | 100.00% | 18.7500% | 43.80000% | 003S-004E,31 | 10.00000 | 4.38000 |
| | | | | | | | | 43.74397% | 003S-004E,31 | 31.09000 | 13.60000 |
| 317-242-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/334 | 100.00% | 18.7500% | 50.00000% | 004S-004E,02 | 459.84000 | 229.92000 |
| 317-256 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/316 | 100.00% | 18.7500% | 18.75000% | 004S-004E,09 | 80.00000 | 15.00000 |
| | | | | | | | | 0.00000% | 004S-004E,09 | 40.00000 | 0.00000 |
| | | | | | | | | 50.00000% | 004S-004E,09 | 200.00000 | 100.00000 |
| 317-245-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/334 | 100.00% | 18.7500% | 50.00000% | 004S-004E,15 | 80.00000 | 40.00000 |
| 317-258-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/340 | 100.00% | 18.7500% | 18.80900% | 004S-004E,17 | 10.00000 | 1.88090 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 25.00000% | 004S-004E,17 | 300.00000 | 75.00000 |
| 317-260-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/343 | 100.00% | 18.7500% | 27.58158% | 004S-004E,18 | 190.00000 | 52.40510 |
| | | | | | | | | 25.00000% | 004S-004E,18 | 20.00000 | 5.00000 |
| 317-264-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/349 | 100.00% | 18.7500% | 50.00000% | 004S-005E,08 | 40.00000 | 20.00000 |
| | | | | | | | | 64.00000% | 004S-005E,08 | 50.00000 | 32.00000 |
| | | | | | | | | 0.00000% | 004S-005E,08 | 20.00000 | 0.00000 |
| 317-263-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/352 | 100.00% | 18.7500% | 37.50000% | 004S-005E,09 | 90.00000 | 33.75000 |
| | | | | | | | | 50.00000% | 004S-005E,09 | 40.00000 | 20.00000 |
| 317-262-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/358 | 100.00% | 18.7500% | 7.82500% | 004S-005E,09 | 40.00000 | 3.13000 |
| | | | | | | | | 50.00000% | 004S-005E,16 | 420.00000 | 210.00000 |
| 317-286-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/361 | 100.00% | 18.7500% | 3.12500% | 004S-005E,17 | 100.00000 | 3.12500 |
| | | | | | | | | 50.00000% | 004S-005E,17 | 40.00000 | 20.00000 |
| | | | | | | | | 50.00000% | 004S-005E,17 | 20.00000 | 10.00000 |
| | | | | | | | | 30.00000% | 004S-005E,17 | 10.00000 | 3.00000 |
| | | | | | | | | 30.00000% | 004S-005E,17 | 10.00000 | 3.00000 |
| | | | | | | | | 50.00000% | 004S-005E,17 | 10.00000 | 5.00000 |
| | | | | | | | | 12.50000% | 004S-005E,17 | 80.00000 | 10.00000 |
| 317-247-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/367 | 100.00% | 18.7500% | 38.67757% | 004S-005E,19 | 439.04000 | 169.81000 |
| 317-246-1 | CHAPMAN ENERGY, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/370 | 100.00% | 18.7500% | 50.00000% | 004S-005E,20 | 320.00000 | 160.00000 |
| 317-226 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/168 | 100.00% | 18.7500% | 6.25000% | 003S-003E,16 | 122.08000 | 7.63000 |
| 317-283 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/412 | 100.00% | 18.7500% | 50.00000% | 004S-004E,10 | 120.00000 | 60.00000 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.50000% | 004S-004E,10 | 10.00000 | 1.25000 |
| | | | | | | | | 25.00000% | 004S-004E,10 | 50.00000 | 12.50000 |
| | | | | | | | | 7.14275% | 004S-004E,10 | 40.00000 | 2.85710 |
| | | | | | | | | 7.14300% | 004S-004E,10 | 20.00000 | 1.42860 |
| 317-268 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/397 | 100.00% | 18.7500% | 41.66650% | 004S-004E,05 | 20.00000 | 8.33330 |
| | | | | | | | | 50.00000% | 004S-004E,05 | 20.00000 | 10.00000 |
| | | | | | | | | 25.00000% | 004S-004E,05 | 130.95000 | 32.73750 |
| 317-253 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/394 | 100.00% | 18.7500% | 50.00000% | 004S-004E,04 | 41.25000 | 20.62500 |
| | | | | | | | | 50.00000% | 004S-004E,04 | 45.00000 | 22.50000 |
| 317-227-1 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/192 | 100.00% | 18.7500% | 43.75000% | 003S-003E,27 | 10.00000 | 4.37500 |
| 317-224 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/162 | 100.00% | 18.7500% | 6.25000% | 003S-003E,10 | 140.68000 | 8.79250 |
| 317-287 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/174 | 100.00% | 18.7500% | 25.00000% | 003S-003E,24 | 10.00000 | 2.50000 |
| | | | | | | | | 25.00000% | 003S-003E,24 | 10.00000 | 2.50000 |
| 317-228 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/180 | 100.00% | 18.7500% | 43.75000% | 003S-003E,25 | 240.00000 | 105.00000 |
| | | | | | | | | 31.25000% | 003S-003E,25 | 80.00000 | 25.00000 |
| | | | | | | | | 43.75000% | 003S-003E,25 | 160.00000 | 70.00000 |
| | | | | | | | | 50.00000% | 003S-003E,25 | 70.00000 | 35.00000 |
| | | | | | | | | 0.00000% | 003S-003E,25 | 10.00000 | 0.00000 |
| 317-281 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/385 | 100.00% | 18.7500% | 37.53661% | 004S-004E,01 | 160.47000 | 60.23500 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 161.41000 | 80.70500 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 130.00000 | 65.00000 |
| | | | | | | | | 50.00000% | 004S-004E,01 | 160.00000 | 80.00000 |
| 317-270 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/391 | 100.00% | 18.7500% | 50.00000% | 004S-004E,03 | 60.85000 | 30.42500 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.00000% | 004S-004E,03 | 30.00000 | 15.00000 |
| | | | | | | | | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| | | | | | | | | 25.00000% | 004S-004E,03 | 20.00000 | 5.00000 |
| | | | | | | | | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| 317-269 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/400 | 100.00% | 18.7500% | 14.39844% | 004S-004E,06 | 165.07000 | 23.76750 |
| | | | | | | | | 41.66675% | 004S-004E,06 | 40.00000 | 16.66670 |
| | | | | | | | | 50.00000% | 004S-004E,06 | 40.00000 | 20.00000 |
| 317-254 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/403 | 100.00% | 18.7500% | 50.00000% | 004S-004E,07 | 121.58000 | 60.79000 |
| | | | | | | | | 25.00000% | 004S-004E,07 | 20.00000 | 5.00000 |
| 317-280 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/406 | 100.00% | 18.7500% | 25.00000% | 004S-004E,08 | 130.00000 | 32.50000 |
| | | | | | | | | 25.00000% | 004S-004E,08 | 60.00000 | 15.00000 |
| | | | | | | | | 6.25000% | 004S-004E,08 | 70.00000 | 4.37500 |
| | | | | | | | | 25.00000% | 004S-004E,08 | 40.00000 | 10.00000 |
| 317-255 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/418 | 100.00% | 18.7500% | 50.00000% | 004S-004E,12 | 340.00000 | 170.00000 |
| | | | | | | | | 50.00000% | 004S-004E,12 | 40.00000 | 20.00000 |
| | | | | | | | | 12.59400% | 004S-004E,12 | 160.00000 | 20.15040 |
| | | | | | | | | 12.59400% | 004S-004E,12 | 20.00000 | 2.51880 |
| | | | | | | | | 12.50000% | 004S-004E,12 | 80.00000 | 10.00000 |
| 317-282 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/421 | 100.00% | 18.7500% | 50.00000% | 004S-004E,13 | 270.00000 | 135.00000 |
| | | | | | | | | 12.50000% | 004S-004E,13 | 240.00000 | 30.00000 |
| | | | | | | | | 50.00000% | 004S-004E,13 | 60.00000 | 30.00000 |
| | | | | | | | | 20.00000% | 004S-004E,13 | 20.00000 | 4.00000 |
| 317-273-1 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/424 | 100.00% | 18.7500% | 15.83750% | 004S-004E,14 | 40.00000 | 6.33500 |
| | | | | | | | | 0.00000% | 004S-004E,14 | 60.00000 | 0.00000 |
| | | | | | | | | 87.50000% | 004S-004E,14 | 80.00000 | 70.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 12.50000% | 004S-004E,14 | 40.00000 | 5.00000 |
| 317-245 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/427 | 100.00% | 18.7500% | 50.00000% | 004S-004E,15 | 80.00000 | 40.00000 |
| 317-257 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/430 | 100.00% | 18.7500% | 6.25000% | 004S-004E,16 | 80.00000 | 5.00000 |
| | | | | | | | | 50.00000% | 004S-004E,16 | 245.40000 | 122.70000 |
| | | | | | | | | 17.44680% | 004S-004E,16 | 52.95700 | 9.23930 |
| 317-258 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/433 | 100.00% | 18.7500% | 18.80900% | 004S-004E,17 | 10.00000 | 1.88090 |
| | | | | | | | | 25.00000% | 004S-004E,17 | 300.00000 | 75.00000 |
| 317-260 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/436 | 100.00% | 18.7500% | 27.58158% | 004S-004E,18 | 190.00000 | 52.40510 |
| | | | | | | | | 25.00000% | 004S-004E,18 | 20.00000 | 5.00000 |
| 317-275 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/439 | 100.00% | 18.7500% | 25.00000% | 004S-005E,07 | 49.67000 | 12.41750 |
| | | | | | | | | 50.00000% | 004S-005E,07 | 109.67000 | 54.83500 |
| | | | | | | | | 16.91982% | 004S-005E,07 | 339.38000 | 57.42250 |
| 317-264 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/442 | 100.00% | 18.7500% | 50.00000% | 004S-005E,08 | 40.00000 | 20.00000 |
| | | | | | | | | 64.00000% | 004S-005E,08 | 50.00000 | 32.00000 |
| | | | | | | | | 0.00000% | 004S-005E,08 | 20.00000 | 0.00000 |
| 317-263 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/445 | 100.00% | 18.7500% | 37.50000% | 004S-005E,09 | 90.00000 | 33.75000 |
| | | | | | | | | 50.00000% | 004S-005E,09 | 40.00000 | 20.00000 |
| 317-262 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/451 | 100.00% | 18.7500% | 50.00000% | 004S-005E,16 | 420.00000 | 210.00000 |
| | | | | | | | | 6.25000% | 004S-005E,16 | 50.00000 | 3.12500 |
| 317-261 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/457 | 100.00% | 18.7500% | 56.25653% | 004S-005E,18 | 239.35000 | 134.65000 |
| | | | | | | | | 0.00000% | 004S-005E,18 | 30.00000 | 0.00000 |
| | | | | | | | | 11.66667% | 004S-005E,18 | 60.00000 | 7.00010 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-247 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/460 | 100.00% | 18.7500% | 38.67757% | 004S-005E,19 | 439.04000 | 169.81000 |
| 317-246 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/463 | 100.00% | 18.7500% | 50.00000% | 004S-005E,20 | 320.00000 | 160.00000 |
| 317-276 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/469 | 100.00% | 18.7500% | 44.11760% | 004S-005E,22 | 50.00000 | 22.05880 |
| | | | | | | | | 50.00000% | 004S-005E,22 | 470.00000 | 235.00000 |
| | | | | | | | | 50.00000% | 004S-005E,22 | 80.00000 | 40.00000 |
| 317-278-1 | CHAPMAN MINERALS L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/448 | 100.00% | 18.7500% | 50.00000% | 004S-005E,15 | 100.00000 | 50.00000 |
| | | | | | | | | 25.00000% | 004S-005E,15 | 50.00000 | 12.50000 |
| | | | | | | | | 25.00000% | 004S-005E,15 | 30.00000 | 7.50000 |
| | | | | | | | | 50.00000% | 004S-005E,15 | 50.00000 | 25.00000 |
| | | | | | | | | 50.00000% | 004S-005E,15 | 80.00000 | 40.00000 |
| 317-233-1 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/207 | 100.00% | 18.7500% | 43.75000% | 004S-003E,01 | 35.24000 | 15.41750 |
| | | | | | | | | 12.50000% | 004S-003E,01 | 230.00000 | 28.75000 |
| 317-234 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/213 | 100.00% | 18.7500% | 50.00000% | 004S-003E,02 | 198.74000 | 99.37000 |
| | | | | | | | | 25.00000% | 004S-003E,02 | 280.00000 | 70.00000 |
| | | | | | | | | 12.50000% | 004S-003E,02 | 20.00000 | 2.50000 |
| 317-232-1 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/183 | 100.00% | 18.7500% | 18.75000% | 003S-003E,26 | 175.00000 | 32.81250 |
| | | | | | | | | 43.75000% | 003S-003E,26 | 465.00000 | 203.43750 |
| 317-239-1 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/195 | 100.00% | 18.7500% | 43.75000% | 003S-003E,35 | 2.00000 | 0.87500 |
| | | | | | | | | 13.15790% | 003S-003E,35 | 2.10900 | 0.27760 |
| | | | | | | | | 43.75000% | 003S-003E,35 | 22.00000 | 9.62500 |
| | | | | | | | | 25.00000% | 003S-003E,35 | 76.56000 | 19.14000 |
| | | | | | | | | 43.74795% | 003S-003E,35 | 18.33000 | 8.01900 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 25.00000% | 003S-003E,35 | 20.00000 | 5.00000 |
| | | | | | | | | 43.75000% | 003S-003E,35 | 140.00000 | 61.25000 |
| 317-235-1 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 4360/201 | 100.00% | 18.7500% | 46.32353% | 003S-003E,36 | 170.00000 | 78.75000 |
| | | | | | | | | 25.00000% | 003S-003E,36 | 80.00000 | 20.00000 |
| | | | | | | | | 0.00000% | 003S-003E,36 | 10.00000 | 0.00000 |
| | | | | | | | | 7.93421% | 003S-003E,36 | 95.00000 | 7.53760 |
| 317-240 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/380 | 100.00% | 18.7500% | 43.75004% | 003S-004E,30 | 122.62000 | 53.64630 |
| 317-241 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/382 | 100.00% | 18.7500% | 0.00000% | 003S-004E,31 | 10.00000 | 0.00000 |
| | | | | | | | | 57.82181% | 003S-004E,31 | 31.09000 | 17.97680 |
| 317-242 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/388 | 100.00% | 18.7500% | 50.00000% | 004S-004E,02 | 459.84000 | 229.92000 |
| 317-256-1 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/409 | 100.00% | 18.7500% | 18.75000% | 004S-004E,09 | 80.00000 | 15.00000 |
| | | | | | | | | 0.00000% | 004S-004E,09 | 40.00000 | 0.00000 |
| | | | | | | | | 50.00000% | 004S-004E,09 | 200.00000 | 100.00000 |
| 317-284 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/415 | 100.00% | 18.7500% | 49.99841% | 004S-004E,11 | 3.14050 | 1.57020 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 20.00000 | 10.00000 |
| | | | | | | | | 7.14300% | 004S-004E,11 | 10.00000 | 0.71430 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 200.00000 | 100.00000 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 100.00000 | 50.00000 |
| | | | | | | | | 50.00000% | 004S-004E,11 | 5.00000 | 2.50000 |
| 317-286 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/454 | 100.00% | 18.7500% | 3.12500% | 004S-005E,17 | 100.00000 | 3.12500 |
| | | | | | | | | 50.00000% | 004S-005E,17 | 40.00000 | 20.00000 |
| | | | | | | | | 50.00000% | 004S-005E,17 | 20.00000 | 10.00000 |
| | | | | | | | | 30.00000% | 004S-005E,17 | 10.00000 | 3.00000 |
| | | | | | | | | 30.00000% | 004S-005E,17 | 10.00000 | 3.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 50.00000% | 004S-005E,17 | 10.00000 | 5.00000 |
| | | | | | | | | 12.50000% | 004S-005E,17 | 80.00000 | 10.00000 |
| 317-285 | CHAPMAN MINERALS, L.L.C. | JESS HARRIS III, INC. | 08/30/05 | 08/30/08 | 220/373 | 100.00% | 18.7500% | 50.00000% | 004S-005E,21 | 310.00000 | 155.00000 |
| | | | | | | | | 6.25000% | 004S-005E,21 | 105.00000 | 6.56250 |
| | | | | | | | | 50.00000% | 004S-005E,21 | 40.00000 | 20.00000 |
| | | | | | | | | 25.00000% | 004S-005E,21 | 10.00000 | 2.50000 |
| | | | | | | | | 50.00000% | 004S-005E,21 | 5.00000 | 2.50000 |
| 317-119 | CLARKE, BETTY SUE | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/63 | 100.00% | 18.7500% | 3.57143% | 003S-002E,32 | 140.00000 | 5.00000 |
| 317-108-4 | CLOWDUS, PEGGY ANN DIBRELL | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | 4316/197 | 100.00% | 18.7500% | 1.92306% | 003S-002E,29 | 160.00000 | 3.07690 |
| 317-134 | CLYDE EUGENE & BETTY LOUISE ADAMS REV. TRUST | JESS HARRIS III, INC. | 03/07/05 | 03/07/08 | 4281/243 | 100.00% | 18.7500% | 9.37500% | 004S-002E,08 | 40.00000 | 3.75000 |
| | | | | | | | | 9.37500% | 004S-002E,08 | 40.00000 | 3.75000 |
| 317-175 | COFFEY, W. LEE | JESS HARRIS III, INC. | 05/17/05 | 05/17/08 | 4316/185 | 100.00% | 18.7500% | 25.00000% | 003S-002E,22 | 20.00000 | 5.00000 |
| 317-217 | COLBERT, RONALD D. | JESS HARRIS III, INC. | 07/20/05 | 07/20/08 | 220/219 | 100.00% | 18.7500% | 50.00000% | 004S-004E,06 | 10.00000 | 5.00000 |
| 317-147-2 | COLEMAN,JANE CATHEY | JESS HARRIS III, INC. | 04/12/05 | 04/12/08 | 4316/226 | 100.00% | 18.7500% | 4.50000% | 004S-002E,05 | 80.00000 | 3.60000 |
| 317-210 | COLLARD, SHARON KAY | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/192 | 100.00% | 18.7500% | 4.16668% | 004S-002E,09 | 295.00000 | 12.29170 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 4.16657% | 004S-002E,09 | 70.00000 | 2.91660 |
| 317-196-1 | COLLARD, SHARON KAY | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/180 | 100.00% | 18.7500% | 4.16600% | 004S-002E,04 | 10.00000 | 0.41660 |
| 317-146-1 | COOPER, MARTHA ANN | JESS HARRIS III, INC. | 04/06/05 | 04/06/08 | 4290/278 | 100.00% | 18.7500% | 4.54587% | 004S-002E,04 | 219.98000 | 10.00000 |
| 317-210-1 | COX, CAROLYN | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/171 | 100.00% | 18.7500% | 4.16668% | 004S-002E,09 | 295.00000 | 12.29170 |
| | | | | | | | | 4.16657% | 004S-002E,09 | 70.00000 | 2.91660 |
| 317-196-3 | COX, CAROLYN | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/173 | 100.00% | 18.7500% | 4.16600% | 004S-002E,04 | 10.00000 | 0.41660 |
| 317-170-2 | CRABTREE, FRANK RAY | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/207 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-170-16 | CRABTREE, THOMAS BLAKE | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4402/159 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-119-1 | CRANE, BOBBYE BENNETT | JESS HARRIS III, INC. | 05/19/05 | 05/19/08 | 4329/55 | 100.00% | 18.7500% | 50.00000% | 003S-002E,32 | 140.00000 | 70.00000 |
| 317-137 | CROWELL, ROBERT L. | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/312 | 100.00% | 18.7500% | 6.24982% | 003S-002E,31 | 41.03000 | 2.56430 |
| 317-131 | DAWSON, JOVAN | JESS HARRIS III, INC. | 03/07/05 | 03/07/08 | 4281/230 | 100.00% | 18.7500% | 5.00000% | 004S-002E,05 | 120.00000 | 6.00000 |
| 317-205-6 | DESKINS, AARON | JESS HARRIS III, INC. | 12/16/05 | 12/16/08 | 4414/260 | 100.00% | 18.7500% | 3.48512% | 004S-002E,07 | 168.00000 | 5.85500 |
| | | | | | | | | 2.25355% | 004S-002E,07 | 155.00000 | 3.49300 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-205-1 | DESKINS, JAMES MAXWELL | JESS HARRIS III, INC. | 06/29/05 | 06/29/08 | 4359/148 | 100.00% | 18.7500% | 22.52381% | 004S-002E,07 | 168.00000 | 37.84000 |
| | | | | | | | | 20.05807% | 004S-002E,07 | 155.00000 | 31.09000 |
| 317-205-5 | DESKINS, JOHN FERRIS | JESS HARRIS III, INC. | 01/09/06 | 01/09/09 | 4414/256 | 100.00% | 18.7500% | 15.55357% | 004S-002E,07 | 168.00000 | 26.13000 |
| | | | | | | | | 15.55097% | 004S-002E,07 | 155.00000 | 24.10410 |
| 317-205-7 | DESKINS, MORGAN | JESS HARRIS III, INC. | 12/16/05 | 12/16/08 | 4414/263 | 100.00% | 18.7500% | 3.48512% | 004S-002E,07 | 168.00000 | 5.85500 |
| | | | | | | | | 2.25355% | 004S-002E,07 | 155.00000 | 3.49300 |
| 317-144-1 | DEXTER, KATHRYN F. | JESS HARRIS III, INC. | 04/13/05 | 04/13/08 | 215/310 | 100.00% | 18.7500% | 25.00000% | 003S-004E,31 | 170.00000 | 42.50000 |
| 317-221-1 | DEXTER, KATHRYN F., TRUSTEE | JESS HARRIS III, INC. | 08/03/05 | 08/03/08 | 4402/168 | 100.00% | 18.7500% | 12.50000% | 003S-002E,22 | 20.00000 | 2.50000 |
| | | | | | | | | 37.50000% | 003S-002E,22 | 60.00000 | 22.50000 |
| 317-108-5 | DIBRELL, WILLIAM CHARLES | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | 4316/195 | 100.00% | 18.7500% | 1.92306% | 003S-002E,29 | 160.00000 | 3.07690 |
| 317-184-1 | DICK, LESLIE MICHELLE MUSGRAVE | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | | 100.00% | 18.7500% | 1.58725% | 004S-002E,04 | 40.00000 | 0.63490 |
| 317-220-1 | DORER, BILLY | JESS HARRIS III, INC. | 07/28/05 | 07/28/08 | 4359/163 | 100.00% | 18.7500% | 5.61400% | 003S-003E,36 | 95.00000 | 5.33330 |
| 317-220-2 | DORER, PERRY A. | JESS HARRIS III, INC. | 07/28/05 | 07/28/08 | 4359/161 | 100.00% | 18.7500% | 5.61400% | 003S-003E,36 | 95.00000 | 5.33330 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-171 | DORNICK HILLS GOLF AND COUNTRY CLUB | JESS HARRIS III, INC. | 04/20/05 | 04/20/08 | 4430/63 | 100.00% | 18.7500% | 100.00000% | 004S-002E,07 | 143.00000 | 143.00000 |
| 317-170-14 | DOUTHIT FAMILY TRUST | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4402/153 | 100.00% | 18.7500% | 0.57143% | 003S-003E,26 | 175.00000 | 1.00000 |
| 317-170-9 | DOUTHIT, JAY | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4370/275 | 100.00% | 18.7500% | 0.57143% | 003S-003E,26 | 175.00000 | 1.00000 |
| 317-170-10 | DOUTHIT, JIM | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4370/277 | 100.00% | 18.7500% | 0.57143% | 003S-003E,26 | 175.00000 | 1.00000 |
| 317-170-11 | DOUTHIT, THOMAS EUGENE | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4370-279 | 100.00% | 18.7500% | 0.57143% | 003S-003E,26 | 175.00000 | 1.00000 |
| 317-170-3 | DOWD, LEMOINE OTJEN | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/203 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-188-2 | DUGGER, JAMES A. | JESS HARRIS III, INC. | 07/25/05 | 07/25/08 | 4359/208 | 100.00% | 18.7500% | 12.50000% | 003S-002E,22 | 80.00000 | 10.00000 |
| 317-222 | DUGGER, DOLORES | JESS HARRIS III, INC. | 09/27/05 | 09/27/08 | 4402/155 | 100.00% | 18.7500% | 37.50000% | 003S-002E,15 | 40.00000 | 15.00000 |
| 317-192 | EDELEN, IDA PAULINE HITT | JESS HARRIS III, INC. | 05/23/05 | 05/23/08 | 218/82 | 100.00% | 18.7500% | 33.33300% | 004S-004E,03 | 10.00000 | 3.33330 |
| 317-129 | EVANS, BECKY WILLIAMS | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4281/222 | 100.00% | 18.7500% | 8.33300% | 003S-002E,28 | 20.00000 | 1.66660 |
| 317-179-2 | EWELL ROYALTY CO. | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4359/137 | 100.00% | 18.7500% | 0.00000% | 004S-003E,01 | 10.06000 | 0.00000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 1.00886% | 004S-003E,01 | 42.90000 | 0.43290 |
| | | | | | | | | 2.96060% | 004S-003E,01 | 100.00000 | 2.96060 |
| | | | | | | | | 2.01627% | 004S-003E,01 | 46.70000 | 0.94160 |
| 317-143-1 | FIELDING, MARSHA | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/264 | 100.00% | 18.7500% | 25.00000% | 003S-002E,31 | 100.00000 | 25.00000 |
| 317-145 | FIRST BAPTIST CHURCH, INC. | JESS HARRIS III, INC. | 03/24/05 | 03/24/08 | 215/314 | 100.00% | 18.7500% | 100.00000% | 003S-004E,32 | 40.00000 | 40.00000 |
| 317-170 | FRANCES RAE CRABTREE TRUST DTD 9/22/94 | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/209 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-225 | FREDERICK L. GORDON TRUST DTD 4/14/94 | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/7 | 100.00% | 18.7500% | 6.25000% | 003S-003E,25 | 10.00000 | 0.62500 |
| 317-132 | FREEMAN, WILLIAM M. | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4281/232 | 100.00% | 18.7500% | 50.00000% | 004S-002E,06 | 50.00000 | 25.00000 |
| 317-197-1 | GANDILLON, CHARLES H. | JESS HARRIS III, INC. | 07/14/05 | 07/14/08 | 4359/144 | 100.00% | 18.7500% | 8.33300% | 003S-002E,22 | 10.00000 | 0.83330 |
| 317-197-2 | GANDILLON, JOHN K. | JESS HARRIS III, INC. | 10/24/05 | 10/24/08 | 4414/122 | 100.00% | 18.7500% | 8.33300% | 003S-002E,22 | 10.00000 | 0.83330 |
| 317-197 | GAULEY, ELIZABETH ANN | JESS HARRIS III, INC. | 06/29/05 | 06/29/08 | 4359/153 | 100.00% | 18.7500% | 16.66600% | 003S-002E,22 | 10.00000 | 1.66660 |
| 317-149-1 | GIGOUX LIVING TRUST | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/308 | 100.00% | 18.7500% | 14.55696% | 004S-002E,08 | 127.98000 | 18.63000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-181-3 | GILLIAM, JUNE PALMER | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 4316/259 | 100.00% | 18.7500% | 3.57140% | 004S-002E,09 | 50.00000 | 1.78570 |
| 317-179-1 | GLAMM ROYALTY, INC. | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4359/128 | 100.00% | 18.7500% | 0.00000% | 004S-003E,01 | 10.06000 | 0.00000 |
| | | | | | | | | 1.10163% | 004S-003E,01 | 42.90000 | 0.47260 |
| | | | | | | | | 3.23300% | 004S-003E,01 | 100.00000 | 3.23300 |
| | | | | | | | | 2.20171% | 004S-003E,01 | 46.70000 | 1.02820 |
| 317-113-10 | GLAZIER, DALE KEITH | JESS HARRIS III, INC. | 08/31/05 | 08/31/08 | 4402/161 | 100.00% | 18.7500% | 1.85167% | 003S-002E,21 | 20.00000 | 0.37040 |
| | | | | | | | | 1.85167% | 003S-002E,21 | 40.00000 | 0.74070 |
| 317-113-5 | GLAZIER, DAVID ERROL | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/34 | 100.00% | 18.7500% | 1.85167% | 003S-002E,21 | 20.00000 | 0.37040 |
| | | | | | | | | 1.85167% | 003S-002E,21 | 40.00000 | 0.74070 |
| 317-209 | GMS ENERGY, LLC | JESS HARRIS III, INC. | 07/19/05 | 07/19/08 | 4359/142 | 100.00% | 18.7500% | 5.55556% | 004S-002E,04 | 90.00000 | 5.00000 |
| 317-212-1 | GOODWIN, CHERYL D. | JESS HARRIS III, INC. | 07/19/05 | 07/19/08 | 4359/198 | 100.00% | 18.7500% | 25.00000% | 003S-003E,35 | 40.00000 | 10.00000 |
| 317-162 | GOODWIN, PATRICIA S. | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/219 | 100.00% | 18.7500% | 6.75775% | 004S-002E,05 | 40.00000 | 2.70310 |
| | | | | | | | | 3.47658% | 004S-002E,05 | 120.00000 | 4.17190 |
| 317-161 | GOODWIN, PATRICIA S. | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/217 | 100.00% | 18.7500% | 12.50000% | 004S-002E,04 | 10.00000 | 1.25000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-155 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 04/13/05 | 04/13/08 | 218/72 | 100.00% | 18.7500% | 12.50000% | 003S-004E,30 | 122.62000 | 15.32750 |
| | | | | | | | | 50.00000% | 003S-004E,30 | 40.98000 | 20.49000 |
| 317-156 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 03/24/05 | 03/24/08 | 218/75 | 100.00% | 18.7500% | 12.50000% | 003S-004E,31 | 10.00000 | 1.25000 |
| | | | | | | | | 75.00000% | 003S-004E,31 | 41.03000 | 30.77250 |
| | | | | | | | | 12.50000% | 003S-004E,31 | 31.09000 | 3.88620 |
| 317-229 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4370/299 | 100.00% | 18.7500% | 12.50000% | 004S-003E,01 | 35.24000 | 4.40500 |
| 317-231 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/1 | 100.00% | 18.7500% | 22.43132% | 004S-003E,02 | 198.74000 | 44.58000 |
| 317-237 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/4 | 100.00% | 18.7500% | 12.50000% | 003S-003E,25 | 240.00000 | 30.00000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 80.00000 | 10.00000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 150.00000 | 18.75000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 70.00000 | 8.75000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 50.00000 | 6.25000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 20.00000 | 2.50000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 10.00000 | 1.25000 |
| | | | | | | | | 12.50000% | 003S-003E,25 | 10.00000 | 1.25000 |
| 317-232 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/13 | 100.00% | 18.7500% | 12.50000% | 003S-003E,26 | 175.00000 | 21.87500 |
| | | | | | | | | 12.50000% | 003S-003E,26 | 465.00000 | 58.12500 |
| 317-227 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 4371/17 | 100.00% | 18.7500% | 12.50000% | 003S-003E,27 | 10.00000 | 1.25000 |
| 317-252 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/19 | 100.00% | 18.7500% | 12.50000% | 003S-002E,35 | 140.00000 | 17.50000 |
| | | | | | | | | 12.50409% | 003S-003E,35 | 18.33000 | 2.29210 |
| 317-236 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/22 | 100.00% | 18.7500% | 12.50000% | 003S-003E,35 | 2.00000 | 0.25000 |
| | | | | | | | | 12.50000% | 003S-003E,35 | 22.00000 | 2.75000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-230 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/25 | 100.00% | 18.7500% | 12.50000% | 003S-003E,36 | 170.00000 | 21.25000 |
| | | | | | | | | 12.50000% | 003S-003E,36 | 10.00000 | 1.25000 |
| 317-243 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 04/13/08 | 221/204 | 100.00% | 18.7500% | 25.00000% | 004S-004E,08 | 70.00000 | 17.50000 |
| 317-265 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/204 | 100.00% | 18.7500% | 50.00000% | 004S-004E,10 | 50.00000 | 25.00000 |
| | | | | | | | | 100.00000% | 004S-004E,10 | 10.00000 | 10.00000 |
| 317-244 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 04/13/08 | 221/207 | 100.00% | 18.7500% | 25.00000% | 004S-004E,12 | 80.00000 | 35.00000 |
| 317-251 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/210 | 100.00% | 18.7500% | 50.00000% | 004S-004E,19 | 70.00000 | 35.00000 |
| 317-250 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/213 | 100.00% | 18.7500% | 50.00000% | 004S-004E,23 | 80.00000 | 40.00000 |
| 317-248 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/216 | 100.00% | 18.7500% | 25.00000% | 004S-005E,16 | 50.00000 | 18.75000 |
| 317-279 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/219 | 100.00% | 18.7500% | 25.00000% | 004S-005E,17 | 100.00000 | 25.00000 |
| | | | | | | | | 25.00000% | 004S-005E,17 | 80.00000 | 20.00000 |
| | | | | | | | | 15.00000% | 004S-005E,17 | 40.00000 | 6.00000 |
| 317-249 | GORDON, VIRGINIA J. | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 221/222 | 100.00% | 18.7500% | 45.00000% | 004S-005E,26 | 50.00000 | 22.50000 |
| 317-159-2 | GREEN, JAMES | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | 4316/253 | 100.00% | 18.7500% | 10.57682% | 004S-003E,01 | 63.33000 | 6.69840 |
| 317-159-1 | GREEN, TROYCE | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | 4316/255 | 100.00% | 18.7500% | 10.57682% | 004S-003E,01 | 63.33000 | 6.69840 |
| 317-223 | GREENWAY, CLAUDE | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | | 100.00% | 18.7500% | 50.00000% | 003S-003E,35 | 2.00000 | 1.00000 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-105-5 | GRIFFIN, PAULA J. | JESS HARRIS III, INC. | 01/19/05 | 01/19/08 | 4329/47 | 100.00% | 18.7500% | 14.28500% | 003S-002E,29 | 10.00000 | 1.42850 |
| 317-166-2 | HALE, BARBARA NORVILL | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | | 100.00% | 18.7500% | 11.01840% | 004S-002E,09 | 75.00000 | 8.26380 |
| 317-135 | HANES, MINDY DIXON | JESS HARRIS III, INC. | 02/21/05 | 02/21/08 | 4281/241 | 100.00% | 18.7500% | 12.65825% | 004S-002E,08 | 80.00000 | 10.12650 |
| | | | | | | | | 12.65818% | 004S-002E,08 | 165.00000 | 20.88600 |
| | | | | | | | | 12.66250% | 004S-002E,08 | 80.00000 | 10.13000 |
| 317-214 | HANLIIN, WAUKERA | JESS HARRIS III, INC. | 07/27/05 | 07/27/08 | 220/213 | 100.00% | 18.7500% | 10.54027% | 004S-004E,03 | 90.00000 | 22.50000 |
| 317-108-2 | HARPER, SUE VAUGHN, HARPER, ANDREA | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 4281/225 | 100.00% | 18.7500% | 2.56406% | 003S-002E,29 | 160.00000 | 4.10250 |
| 317-205 | HARRISON, DORA MAXWELL | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4359/125 | 100.00% | 18.7500% | 10.00000% | 004S-002E,07 | 168.00000 | 16.80000 |
| | | | | | | | | 10.00000% | 004S-002E,07 | 155.00000 | 15.50000 |
| 317-153-1 | HARTGRAVES, COLEEN | JESS HARRIS III, INC. | 03/31/05 | 03/31/08 | 218/88 | 100.00% | 18.7500% | 12.11607% | 004S-004E,06 | 165.07000 | 20.00000 |
| 317-220 | HARTWELL, ONELLA DORER | JESS HARRIS III, INC. | 07/28/05 | 07/28/08 | 4359/159 | 100.00% | 18.7500% | 5.61400% | 003S-003E,36 | 95.00000 | 5.33330 |
| 317-177 | HELDENBRAND, PEGGY LOU | JESS HARRIS III, INC. | 05/04/05 | 05/04/08 | 218/70 | 100.00% | 18.7500% | 4.16625% | 003S-004E,30 | 80.00000 | 3.33300 |
| 317-174-1 | HELMS, MARGARET J. | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4329/17 | 100.00% | 18.7500% | 50.00000% | 003S-002E,22 | 40.00000 | 20.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-100-4 | HENDERSON, ROY W. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/254 | 100.00% | 18.7500% | 8.33329% | 003S-002E,29 | 70.00000 | 5.83330 |
| | | | | | | | | 4.16667% | 003S-002E,29 | 30.00000 | 1.25000 |
| 317-187-1 | HIGHTOWER, ROBERT | JESS HARRIS III, INC. | 06/23/05 | 06/23/08 | 4329/53 | 100.00% | 18.7500% | 9.37500% | 003S-003E,27 | 20.00000 | 1.87500 |
| 317-189-1 | HILL, BARBARA SUE | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 12.32157% | 003S-002E,21 | 70.00000 | 8.62510 |
| | | | | | | | | 12.50000% | 003S-002E,21 | 35.00000 | 4.37500 |
| 317-125-2 | HOLLADAY, JOHN L. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/304 | 100.00% | 18.7500% | 25.00000% | 004S-002E,08 | 70.00000 | 17.50000 |
| 317-219 | HOOSER, ALTON A., JR. | JESS HARRIS III, INC. | 07/26/05 | 07/26/08 | 220/201 | 100.00% | 18.7500% | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| 317-205-4 | HORN, BRYAN | JESS HARRIS III, INC. | 12/16/05 | 12/16/08 | 4414/269 | 100.00% | 18.7500% | 2.32321% | 004S-002E,07 | 168.00000 | 3.90300 |
| | | | | | | | | 1.50258% | 004S-002E,07 | 155.00000 | 2.32910 |
| 317-205-3 | HORN, DAVID | JESS HARRIS III, INC. | 12/16/05 | 12/16/08 | 4414/266 | 100.00% | 18.7500% | 2.32321% | 004S-002E,07 | 168.00000 | 3.90300 |
| | | | | | | | | 1.50258% | 004S-002E,07 | 155.00000 | 2.32910 |
| 317-205-2 | HORN, DORA DESKINS | JESS HARRIS III, INC. | 09/16/05 | 09/16/08 | 4402/139 | 100.00% | 18.7500% | 15.55357% | 004S-002E,07 | 168.00000 | 26.13000 |
| | | | | | | | | 15.55097% | 004S-002E,07 | 155.00000 | 24.10410 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-205-8 | HORN, EMILY ANNE | JESS HARRIS III, INC. | 12/16/05 | 12/16/08 | 4434/45 | 100.00% | 18.7500% | 2.32321% | 004S-002E,07 | 168.00000 | 3.90300 |
| | | | | | | | | 1.50258% | 004S-002E,07 | 155.00000 | 2.32910 |
| 317-131-3 | HORTON, AVIS M. | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | | 100.00% | 18.7500% | 5.00000% | 004S-002E,05 | 120.00000 | 6.00000 |
| 317-172 | HOWARD, TOMMY | JESS HARRIS III, INC. | 04/26/05 | 04/26/08 | 4316/190 | 100.00% | 18.7500% | 50.00000% | 003S-002E,22 | 240.00000 | 120.00000 |
| | | | | | | | | 25.00000% | 003S-002E,22 | 60.00000 | 15.00000 |
| | | | | | | | | 25.00000% | 003S-002E,22 | 40.00000 | 10.00000 |
| 317-204 | HOWARD, TOMMY | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | 4329/25 | 100.00% | 18.7500% | 37.50000% | 003S-002E,15 | 40.00000 | 15.00000 |
| 317-148 | HUCKOBEY, CINDY L. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/294 | 100.00% | 18.7500% | 31.21948% | 004S-002E,06 | 79.87000 | 24.93500 |
| 317-215-1 | HUDSON, MILDRED V. | JESS HARRIS III, INC. | 08/09/05 | 08/09/08 | 4359/200 | 100.00% | 18.7500% | 25.00000% | 003S-003E,35 | 40.00000 | 10.00000 |
| 317-141 | HUTCHENS, J.R., JR. | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/324 | 100.00% | 18.7500% | 100.00000% | 004S-004E,04 | 20.81000 | 20.81000 |
| 317-143 | ISELE, MARY ALICE | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/262 | 100.00% | 18.7500% | 75.00000% | 003S-002E,31 | 100.00000 | 75.00000 |
| 317-124 | JAMES, JIM B. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 4273/74 | 100.00% | 18.7500% | 12.50000% | 004S-002E,08 | 80.00000 | 10.00000 |
| 317-124-1 | JAMES, TOM ED | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 4273/78 | 100.00% | 18.7500% | 12.50000% | 004S-002E,08 | 80.00000 | 10.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-158 | JEFFERYS, JIMMY DON | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/240 | 100.00% | 18.7500% | 4.90918% | 004S-003E,01 | 20.37000 | 1.00000 |
| 317-127 | JOHNSON, CYNTHIA JO HAMMER | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4281/214 | 100.00% | 18.7500% | 25.00000% | 003S-002E,21 | 60.00000 | 15.00000 |
| 317-200 | JOHNSON, EVERETT F. | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 218/56 | 100.00% | 18.7500% | 1.85189% | 004S-004E,03 | 90.00000 | 1.66680 |
| 317-201 | JOHNSON, EVERETT F. | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 218/64 | 100.00% | 18.7500% | 0.52083% | 004S-004E,11 | 180.00000 | 0.93750 |
| 317-144 | JORDEX INVESTMENT COMPANY LLC | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/307 | 100.00% | 18.7500% | 25.00000% | 003S-004E,31 | 170.00000 | 42.50000 |
| 317-221 | JORDEX INVESTMENT COMPANY, L.L.C. | JESS HARRIS III, INC. | 08/03/05 | 08/03/08 | 4370/269 | 100.00% | 18.7500% | 12.50000% | 003S-002E,22 | 20.00000 | 2.50000 |
| | | | | | | | | 37.50000% | 003S-002E,22 | 60.00000 | 22.50000 |
| 317-167 | JOYCE VANOY TRUST DATED 4-9-93 | JESS HARRIS III, INC. | 05/02/05 | 05/02/08 | 4316/230 | 100.00% | 18.7500% | 0.46292% | 004S-002E,05 | 120.00000 | 0.55550 |
| 317-142-2 | JUSTICE, WILMA ANITA | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/320 | 100.00% | 18.7500% | 8.33329% | 004S-004E,04 | 140.00000 | 11.66660 |
| 317-120 | KEITH, BARBARA B. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 4273/61 | 100.00% | 18.7500% | 50.00000% | 003S-002E,32 | 10.00000 | 5.00000 |
| 317-120-1 | KEITH, LARRY E. | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 4273/59 | 100.00% | 18.7500% | 50.00000% | 003S-002E,32 | 10.00000 | 5.00000 |
| 317-123-1 | KELLEY, ENNIS H. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 4273/26 | 100.00% | 18.7500% | 8.33325% | 004S-002E,08 | 40.00000 | 3.33330 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-208 | KIDD, GREGORY H. | JESS HARRIS III, INC. | 06/29/05 | 06/29/08 | 4359/151 | 100.00% | 18.7500% | 13.15790% | 003S-003E,35 | 38.00000 | 5.00000 |
| 317-163 | KING, DOROTHY HELEN | JESS HARRIS III, INC. | 05/03/05 | 05/03/08 | 4316/237 | 100.00% | 18.7500% | 62.34175% | 004S-002E,08 | 80.00000 | 49.87340 |
| | | | | | | | | 25.00000% | 004S-002E,08 | 100.00000 | 25.00000 |
| 317-125-1 | KNOX, MARY CATHERINE PALMER | JESS HARRIS III, INC. | 02/21/05 | 02/21/08 | 4281/239 | 100.00% | 18.7500% | 3.33329% | 004S-002E,08 | 70.00000 | 2.33330 |
| 317-178 | LARSON, MARTHA GAYLE | JESS HARRIS III, INC. | 04/22/05 | 04/22/08 | 218/90 | 100.00% | 18.7500% | 25.00000% | 004S-004E,07 | 20.68000 | 5.17000 |
| 317-170-7 | LEE D. GROSS INTER VIVOS TRUST NUMBER ONE | JESS HARRIS III, INC. | 07/20/05 | 07/20/08 | 4359/165 | 100.00% | 18.7500% | 2.85714% | 003S-003E,26 | 175.00000 | 5.00010 |
| 317-139 | LESLIE D. MAGAR TRUST | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4290/302 | 100.00% | 18.7500% | 24.97374% | 004S-002E,06 | 4.95000 | 1.23620 |
| 317-129-2 | LOARD, ELLEN WILLIAMS | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4281/216 | 100.00% | 18.7500% | 8.33300% | 003S-002E,28 | 20.00000 | 1.66660 |
| 317-181-4 | LOHMEYER, CINDY | JESS HARRIS III, INC. | 10/19/05 | 10/19/08 | 4402/145 | 100.00% | 18.7500% | 0.95240% | 004S-002E,09 | 50.00000 | 0.47620 |
| 317-123 | M.C.B.A. VAN EATON PARTNERSHIP | JESS HARRIS III, INC. | 02/16/05 | 02/16/08 | 473/76 | 100.00% | 18.7500% | 87.33750% | 004S-002E,08 | 80.00000 | 69.87000 |
| | | | | | | | | 41.66675% | 004S-002E,08 | 40.00000 | 16.66670 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-100-5 | MALONE, DOROTHY LEE RICH | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4290/250 | 100.00% | 18.7500% | 8.33329% | 003S-002E,29 | 70.00000 | 5.83330 |
| | | | | | | | | 4.16667% | 003S-002E,29 | 30.00000 | 1.25000 |
| 317-121 | MARGARET E. BRANNAN TRUST | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/70 | 100.00% | 18.7500% | 88.85918% | 004S-002E,06 | 179.52000 | 159.52000 |
| 317-170-5 | MAYHUGH, NANCY | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/213 | 100.00% | 18.7500% | 0.62497% | 003S-003E,26 | 175.00000 | 1.09370 |
| 317-181 | MCCAULEY, ALFIE JOE | JESS HARRIS III, INC. | 04/18/05 | 04/18/08 | 4316/268 | 100.00% | 18.7500% | 2.85720% | 004S-002E,09 | 50.00000 | 1.42860 |
| 317-165 | MCCAULEY, LOUIS | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/270 | 100.00% | 18.7500% | 3.57140% | 004S-002E,09 | 50.00000 | 1.78570 |
| 317-184 | MCCORKLE, KELLY D. | JESS HARRIS III, INC. | 05/02/05 | 05/02/08 | | 100.00% | 18.7500% | 2.38075% | 004S-002E,04 | 40.00000 | 0.95230 |
| 317-184-2 | MCCORKLE, KIMBERLY A. | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 4331/12 | 100.00% | 18.7500% | 2.38075% | 004S-002E,04 | 40.00000 | 0.95230 |
| 317-170-12 | MCGEE, JO D. | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4370/281 | 100.00% | 18.7500% | 0.57143% | 003S-003E,26 | 175.00000 | 1.00000 |
| 317-164 | MEKUSUKEY OIL COMPANY, INC. | JESS HARRIS III, INC. | 05/12/05 | 05/12/08 | 4316/257 | 100.00% | 18.7500% | 1.36085% | 004S-002E,09 | 295.00000 | 4.01450 |
| 317-139-1 | MICHAEL, JIMMY HISON | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4281/234 | 100.00% | 18.7500% | 49.94950% | 004S-002E,06 | 4.95000 | 2.47250 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-159 | MIDDLETON, MARIE | JESS HARRIS III, INC. | 05/02/05 | 05/02/08 | 4316/251 | 100.00% | 18.7500% | 21.15380% | 004S-003E,01 | 63.33000 | 13.39670 |
| 317-170-6 | MILLER, NORMA GENE | JESS HARRIS III, INC. | 05/18/05 | 05/18/08 | 4331/14 | 100.00% | 18.7500% | 1.25000% | 003S-003E,26 | 175.00000 | 2.18750 |
| 317-147-1 | MORDY, DANA | JESS HARRIS III, INC. | 04/12/05 | 04/12/08 | 4290/280 | 100.00% | 18.7500% | 1.11113% | 004S-002E,05 | 80.00000 | 0.88890 |
| 317-166-4 | NORVILL, ROBERT EARL | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | | 100.00% | 18.7500% | 6.29627% | 004S-002E,09 | 75.00000 | 4.72230 |
| 317-187 | NOWOKUNSKI, CAROLYN B. SHORES | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | 4316/215 | 100.00% | 18.7500% | 18.75000% | 003S-003E,27 | 20.00000 | 3.75000 |
| 317-126 | OKLAHOMA BAPTIST HOME FOR CHILDREN, INC. | JESS HARRIS III, INC. | 03/09/05 | 03/09/08 | 4281/245 | 100.00% | 18.7500% | 100.00000% | 004S-002E,08 | 45.00000 | 45.00000 |
| 317-170-4 | OTJEN, WILL J., III | JESS HARRIS III, INC. | 04/25/05 | 04/25/08 | 4316/211 | 100.00% | 18.7500% | 0.81634% | 003S-003E,26 | 175.00000 | 1.42860 |
| 317-125-3 | PALMER, DAVID ROBERT | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 4331/16 | 100.00% | 18.7500% | 3.33329% | 004S-002E,08 | 70.00000 | 2.33330 |
| 317-181-1 | PALMER, VERNON | JESS HARRIS III, INC. | 04/12/05 | 04/12/08 | 4316/262 | 100.00% | 18.7500% | 3.57140% | 004S-002E,09 | 50.00000 | 1.78570 |
| 317-213 | PARKHILL, RICHARD H. | JESS HARRIS III, INC. | 08/02/05 | 08/02/08 | 220/217 | 100.00% | 18.7500% | 16.66650% | 004S-004E,10 | 20.00000 | 3.33330 |

# Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-213-1 | PARKHILL, ROBERT W. | JESS HARRIS III, INC. | 08/02/05 | 08/02/08 | 220/215 | 100.00% | 18.7500% | 16.66650% | 004S-004E,10 | 20.00000 | 3.33330 |
| 317-179 | PARKINSON ROYALTY CO., INC. | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | 4359/131 | 100.00% | 18.7500% | 0.00000% | 004S-003E,01 | 10.06000 | 0.00000 |
| | | | | | | | | 1.10163% | 004S-003E,01 | 42.90000 | 0.47250 |
| | | | | | | | | 3.23300% | 004S-003E,01 | 100.00000 | 3.23300 |
| | | | | | | | | 2.20171% | 004S-003E,01 | 46.70000 | 1.02820 |
| 317-180-1 | PARSELY, BARRY L | JESS HARRIS III, INC. | 05/05/05 | 05/05/08 | 218/80 | 100.00% | 18.7500% | 33.00000% | 004S-004E,02 | 10.00000 | 3.30000 |
| | | | | | | | | 16.50000% | 004S-004E,03 | 50.56000 | 8.34240 |
| | | | | | | | | 7.33333% | 004S-004E,03 | 90.00000 | 6.60000 |
| | | | | | | | | 33.00000% | 004S-004E,03 | 10.00000 | 3.30000 |
| | | | | | | | | 16.50000% | 004S-004E,04 | 190.00000 | 31.35000 |
| | | | | | | | | 16.50000% | 004S-004E,04 | 140.00000 | 23.10000 |
| | | | | | | | | 16.50000% | 004S-004E,04 | 140.00000 | 23.10000 |
| | | | | | | | | 16.50000% | 004S-004E,09 | 40.00000 | 6.60000 |
| | | | | | | | | 16.50000% | 004S-004E,09 | 40.00000 | 6.60000 |
| | | | | | | | | 5.50000% | 004S-004E,10 | 60.00000 | 3.30000 |
| | | | | | | | | 8.25000% | 004S-004E,11 | 180.00000 | 14.85000 |
| 317-180 | PARSLEY, THELMA L | JESS HARRIS III, INC. | 05/05/05 | 05/05/08 | 218/78 | 100.00% | 18.7500% | 47.00000% | 004S-004E,02 | 10.00000 | 4.70000 |
| | | | | | | | | 23.50000% | 004S-004E,03 | 50.56000 | 11.88160 |
| | | | | | | | | 10.44444% | 004S-004E,03 | 90.00000 | 9.40000 |
| | | | | | | | | 47.00000% | 004S-004E,03 | 10.00000 | 4.70000 |
| | | | | | | | | 23.50000% | 004S-004E,04 | 190.00000 | 44.65000 |
| | | | | | | | | 23.50000% | 004S-004E,04 | 140.00000 | 32.90000 |
| | | | | | | | | 23.50000% | 004S-004E,04 | 140.00000 | 32.90000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 23.50000% | 004S-004E,09 | 40.00000 | 9.40000 |
| | | | | | | | | 23.50000% | 004S-004E,09 | 40.00000 | 9.40000 |
| | | | | | | | | 7.83333% | 004S-004E,10 | 60.00000 | 4.70000 |
| | | | | | | | | 11.75000% | 004S-004E,11 | 180.00000 | 21.15000 |
| 317-113-6 | PARSONS, CHARLOTTE SUE | JESS HARRIS III, INC. | 02/09/05 | 02/09/08 | 4290/248 | 100.00% | 18.7500% | 1.85167% | 003S-002E,21 | 20.00000 | 0.37040 |
| | | | | | | | | 1.85167% | 003S-002E,21 | 40.00000 | 0.74070 |
| 317-113 | PARSONS, JAMES O'NEIL | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/40 | 100.00% | 18.7500% | 1.85167% | 003S-002E,21 | 20.00000 | 0.37040 |
| | | | | | | | | 1.85167% | 003S-002E,21 | 40.00000 | 0.74060 |
| 317-113-1 | PARSONS, JOSEPH WILEY , JR. | JESS HARRIS III, INC. | 02/09/05 | 02/09/08 | 4273/44 | 100.00% | 18.7500% | 1.85167% | 003S-002E,21 | 20.00000 | 0.37040 |
| | | | | | | | | 1.85167% | 003S-002E,21 | 40.00000 | 0.74070 |
| 317-176 | PATTEN, REBEKAH B. | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 4290/266 | 100.00% | 18.7500% | 16.66667% | 003S-002E,31 | 60.00000 | 10.00000 |
| 317-113-2 | PEMBERTON, PATSY ANN | JESS HARRIS III, INC. | 01/31/05 | 01/31/08 | 4273/84 | 100.00% | 18.7500% | 5.55500% | 003S-002E,21 | 20.00000 | 1.11100 |
| | | | | | | | | 5.55500% | 003S-002E,21 | 40.00000 | 2.22200 |
| 317-170-15 | PETERSON FAMILY INVESTEMENTS | JESS HARRIS III, INC. | 09/23/05 | 09/23/08 | 4402/163 | 100.00% | 18.7500% | 1.69646% | 003S-003E,26 | 175.00000 | 2.96880 |
| 317-133-3 | PITTMAN, ANDREAN KAY | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/286 | 100.00% | 18.7500% | 1.05820% | 004S-002E,06 | 100.00000 | 1.05820 |
| 317-138-2 | PITTMAN, ANDREAN KAY | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/296 | 100.00% | 18.7500% | 5.55589% | 004S-002E,06 | 10.02000 | 0.55670 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 5.55545% | 004S-002E,06 | 40.08500 | 2.22690 |
| 317-136-4 | PITTMAN, ANDREAN KAY | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/272 | 100.00% | 18.7500% | 5.55550% | 003S-002E,31 | 20.00000 | 1.11110 |
| 317-136-1 | PITTMAN, JAMES C. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/268 | 100.00% | 18.7500% | 5.55550% | 003S-002E,31 | 20.00000 | 1.11110 |
| 317-138 | PITTMAN, JAMES C. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/300 | 100.00% | 18.7500% | 5.55589% | 004S-002E,06 | 10.02000 | 0.55670 |
| | | | | | | | | 5.55545% | 004S-002E,06 | 40.08500 | 2.22690 |
| 317-133-1 | PITTMAN, JAMES C. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/290 | 100.00% | 18.7500% | 1.05820% | 004S-002E,06 | 100.00000 | 1.05820 |
| 317-136-2 | PITTMAN, JOHN R. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/260 | 100.00% | 18.7500% | 5.55550% | 003S-002E,31 | 20.00000 | 1.11110 |
| 317-133-2 | PITTMAN, JOHN R. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/292 | 100.00% | 18.7500% | 1.05820% | 004S-002E,06 | 100.00000 | 1.05820 |
| 317-138-1 | PITTMAN, JOHN R. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/288 | 100.00% | 18.7500% | 5.55589% | 004S-002E,06 | 10.02000 | 0.55670 |
| | | | | | | | | 5.55545% | 004S-002E,06 | 40.08500 | 2.22690 |
| 317-133-4 | PITTMAN, NORMA E. | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 4290/284 | 100.00% | 18.7500% | 3.17460% | 004S-002E,06 | 100.00000 | 3.17460 |
| 317-136-3 | PITTMAN, NORMA E. | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 4290/274 | 100.00% | 18.7500% | 16.66650% | 003S-002E,31 | 20.00000 | 3.33330 |
| 317-108-3 | POTEET, ROBERT PEMBROKE JR. | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4316/192 | 100.00% | 18.7500% | 3.84613% | 003S-002E,29 | 160.00000 | 6.15380 |
| 317-139-2 | PRICE, ZILLIAN M. | JESS HARRIS III, INC. | 03/07/05 | 03/07/08 | 4329/61 | 100.00% | 18.7500% | 24.97374% | 004S-002E,06 | 4.95000 | 1.23620 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-113-8 | PURCELL, PAULINE | JESS HARRIS III, INC. | 08/11/05 | 08/11/08 | 4359/206 | 100.00% | 18.7500% | 0.00000% | 003S-002E,21 | 20.00000 | 0.00000 |
| | | | | | | | | 8.33325% | 003S-002E,21 | 40.00000 | 3.33330 |
| 317-195 | RABON TRUST F/B/O FIRST PRESBYTERIAN CHURCH | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 218/59 | 100.00% | 18.7500% | 4.16667% | 004S-004E,10 | 60.00000 | 2.50010 |
| | | | | | | | | 10.71425% | 004S-004E,10 | 40.00000 | 4.28570 |
| | | | | | | | | 10.71450% | 004S-004E,10 | 20.00000 | 2.14290 |
| 317-193 | RABON TRUST F/B/O FIRST PRESBYTERIAN CHURCH | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 218/53 | 100.00% | 18.7500% | 7.40733% | 004S-004E,03 | 90.00000 | 6.66660 |
| 317-183 | RAINER, AUBREY G. | JESS HARRIS III, INC. | 05/23/05 | 05/23/08 | | 100.00% | 18.7500% | 1.66664% | 004S-002E,09 | 295.00000 | 4.91660 |
| 317-130-1 | RAINS, CHERRY LEE | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 4290/270 | 100.00% | 18.7500% | 12.50000% | 003S-002E,31 | 100.00000 | 12.50000 |
| 317-166-1 | RAMPY, DOROTHY NORVILL | JESS HARRIS III, INC. | 06/23/05 | 06/23/08 | 4359/146 | 100.00% | 18.7500% | 50.00000% | 004S-002E,09 | 75.00000 | 37.50000 |
| 317-122 | REISEN, ALBERT, JR. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 4273/87 | 100.00% | 18.7500% | 12.50000% | 004S-002E,08 | 20.00000 | 2.50000 |
| | | | | | | | | 12.50000% | 004S-002E,08 | 80.00000 | 10.00000 |
| 317-100-6 | RICH, BILLY BURL | JESS HARRIS III, INC. | 03/01/05 | 03/01/08 | 4290/252 | 100.00% | 18.7500% | 8.33329% | 003S-002E,29 | 70.00000 | 5.83330 |
| | | | | | | | | 4.16667% | 003S-002E,29 | 30.00000 | 1.25000 |
| 317-113-4 | RICHARDSON, PAMELA RIDDLE | JESS HARRIS III, INC. | 02/23/05 | 02/23/08 | 4273/23 | 100.00% | 18.7500% | 33.33333% | 003S-002E,21 | 20.00000 | 6.66660 |

# Chart Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | 33.33333% | 003S-002E,21 | 40.00000 | 13.33340 |
| 317-160 | RIESEN, ALBERT JR. | JESS HARRIS III, INC. | 05/02/05 | 05/02/08 | 4316/245 | 100.00% | 18.7500% | 12.50000% | 004S-002E,04 | 10.00000 | 1.25000 |
| | | | | | | | | 12.50000% | 004S-002E,09 | 75.00000 | 9.37500 |
| 317-175-2 | RIESEN, MARIAN COFFEY | JESS HARRIS III, INC. | 06/29/05 | 06/29/08 | 4359/122 | 100.00% | 18.7500% | 25.00000% | 003S-002E,22 | 20.00000 | 5.00000 |
| 317-180-2 | RILEY, JANIE DIANE | JESS HARRIS III, INC. | 05/05/05 | 05/05/08 | 218/51 | 100.00% | 18.7500% | 20.00000% | 004S-004E,02 | 10.00000 | 2.00000 |
| | | | | | | | | 10.00000% | 004S-004E,03 | 50.56000 | 5.05600 |
| | | | | | | | | 4.44444% | 004S-004E,03 | 90.00000 | 4.00000 |
| | | | | | | | | 20.00000% | 004S-004E,03 | 10.00000 | 2.00000 |
| | | | | | | | | 10.00000% | 004S-004E,04 | 190.00000 | 19.00000 |
| | | | | | | | | 10.00000% | 004S-004E,04 | 140.00000 | 14.00000 |
| | | | | | | | | 10.00000% | 004S-004E,04 | 140.00000 | 14.00000 |
| | | | | | | | | 10.00000% | 004S-004E,09 | 40.00000 | 4.00000 |
| | | | | | | | | 10.00000% | 004S-004E,09 | 40.00000 | 4.00000 |
| | | | | | | | | 3.33333% | 004S-004E,10 | 60.00000 | 2.00000 |
| | | | | | | | | 5.00000% | 004S-004E,11 | 180.00000 | 9.00000 |
| 317-212 | RILEY, MAURINE MCKINNEY | JESS HARRIS III, INC. | 07/19/05 | 07/19/08 | 4359/196 | 100.00% | 18.7500% | 10.00000% | 003S-003E,35 | 40.00000 | 4.00000 |
| 317-159-3 | RITCHIE, ETHEL | JESS HARRIS III, INC. | 05/27/05 | 05/27/08 | | 100.00% | 18.7500% | 21.15380% | 004S-003E,01 | 63.33000 | 13.39670 |
| 317-188 | ROBERTS, RONNIE J. | JESS HARRIS III, INC. | 05/31/05 | 05/31/08 | | 100.00% | 18.7500% | 25.00000% | 003S-002E,22 | 80.00000 | 20.00000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-166-3 | SALVATO, PATRICIA NORVILL | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | | 100.00% | 18.7500% | 11.01840% | 004S-002E,09 | 75.00000 | 8.26380 |
| 317-133-6 | SCOTT, CHARLES | JESS HARRIS III, INC. | 04/06/05 | 04/06/08 | 4402/166 | 100.00% | 18.7500% | 4.76190% | 004S-002E,06 | 100.00000 | 4.76190 |
| 317-133-5 | SCOTT, TAMMYLU | JESS HARRIS III, INC. | 04/06/05 | 04/06/08 | 4290/298 | 100.00% | 18.7500% | 4.76190% | 004S-002E,06 | 100.00000 | 4.76190 |
| 317-210-3 | SEARS, ELVERA | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/178 | 100.00% | 18.7500% | 10.54027% | 004S-002E,09 | 295.00000 | 31.09380 |
| | | | | | | | | 9.37500% | 004S-002E,09 | 70.00000 | 6.56250 |
| 317-136 | SENTER, PERRY DUKE | JESS HARRIS III, INC. | 02/07/05 | 02/07/08 | 4290/258 | 100.00% | 18.7500% | 16.66650% | 003S-002E,31 | 20.00000 | 3.33330 |
| 317-199 | SENTER, PERRY DUKE | JESS HARRIS III, INC. | 03/29/05 | 03/29/08 | 4329/59 | 100.00% | 18.7500% | 16.66667% | 004S-002E,06 | 10.02000 | 1.67010 |
| | | | | | | | | 16.66658% | 004S-002E,06 | 40.08500 | 6.68090 |
| | | | | | | | | 3.17460% | 004S-002E,06 | 100.00000 | 3.17460 |
| 317-216 | SHANNON GRAY BARKER TRUST | JESS HARRIS III, INC. | 08/04/05 | 07/07/08 | 4359/175 | 100.00% | 18.7500% | 6.25000% | 004S-002E,05 | 80.00000 | 5.00000 |
| | | | | | | | | 6.25000% | 004S-002E,05 | 40.00000 | 2.50000 |
| 317-131-2 | SHIRLEY L. MCCULLOUGH REVOCABLE LIVING TRUST | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 4402/171 | 100.00% | 18.7500% | 5.00000% | 004S-002E,05 | 120.00000 | 6.00000 |
| 317-196-2 | SIGMAN, DONNA JEAN | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/182 | 100.00% | 18.7500% | 4.16600% | 004S-002E,04 | 10.00000 | 0.41660 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-210-2 | SIGMAN, DONNA JEAN | JESS HARRIS III, INC. | 07/07/05 | 07/07/08 | 4359/194 | 100.00% | 18.7500% | 4.16668% | 004S-002E,09 | 295.00000 | 12.29170 |
| | | | | | | | | 4.16657% | 004S-002E,09 | 70.00000 | 2.91660 |
| 317-200-1 | SIMMONS, JO ANN | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 220/207 | 100.00% | 18.7500% | 1.85189% | 004S-004E,03 | 90.00000 | 1.66680 |
| 317-201-1 | SIMMONS, JO ANN | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 220/204 | 100.00% | 18.7500% | 0.52083% | 004S-004E,11 | 180.00000 | 0.93750 |
| 317-202-1 | SMITH, GAILON HENRY | JESS HARRIS III, INC. | 07/05/05 | 07/05/08 | 4359/155 | 100.00% | 18.7500% | 15.27700% | 004S-002E,04 | 10.00000 | 1.52770 |
| 317-151 | SMITH, JULIAN MARION, JR. | JESS HARRIS III, INC. | 03/18/05 | 03/18/08 | 215/326 | 100.00% | 18.7500% | 100.00000% | 004S-004E,05 | 10.00000 | 10.00000 |
| 317-196 | SMITH, MATTHEW ROBERT | JESS HARRIS III, INC. | 06/14/05 | 06/14/08 | | 100.00% | 18.7500% | 8.33300% | 004S-002E,04 | 10.00000 | 1.52770 |
| 317-202 | SMITH, PAUL DWIGHT | JESS HARRIS III, INC. | 06/15/05 | 06/15/08 | | 100.00% | 18.7500% | 8.33300% | 004S-002E,04 | 10.00000 | 1.52770 |
| 317-183-2 | SMITH, PAUL DWIGHT | JESS HARRIS III, INC. | 07/05/05 | 07/05/08 | 4359/157 | 100.00% | 18.7500% | 12.08305% | 004S-002E,09 | 295.00000 | 35.64000 |
| 317-162-1 | SMITH, PAULA CATON | JESS HARRIS III, INC. | 04/18/05 | 04/18/08 | 4316/224 | 100.00% | 18.7500% | 5.31250% | 004S-002E,05 | 40.00000 | 2.12500 |
| | | | | | | | | 9.06250% | 004S-002E,05 | 120.00000 | 10.87500 |
| 317-128 | SNODGRASS, CHARLES H. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 4281/212 | 100.00% | 18.7500% | 50.00000% | 003S-002E,21 | 40.00000 | 20.00000 |
| 317-130-2 | SORRELLS, CURTIS EUGENE | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4329/57 | 100.00% | 18.7500% | 12.50000% | 003S-002E,31 | 100.00000 | 12.50000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-189 | STROTHER, GLENDA | JESS HARRIS III, INC. | 05/10/05 | 05/10/08 | | 100.00% | 18.7500% | 12.32157% | 003S-002E,21 | 70.00000 | 8.62510 |
| | | | | | | | | 12.50000% | 003S-002E,21 | 35.00000 | 4.37500 |
| 317-169 | T.C. CRAIGHEAD & COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 4316/248 | 100.00% | 18.7500% | 50.00000% | 004S-002E,17 | 40.00000 | 20.00000 |
| 317-166 | T.C. CRAIGHEAD & COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 4316/273 | 100.00% | 18.7500% | 12.50000% | 004S-002E,09 | 75.00000 | 9.37500 |
| 317-122-1 | T.C. CRAIGHEAD & COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 4316/242 | 100.00% | 18.7500% | 25.00000% | 004S-002E,08 | 20.00000 | 5.00000 |
| | | | | | | | | 25.00000% | 004S-002E,08 | 80.00000 | 20.00000 |
| 317-168 | T.C. CRAIGHEAD & COMPANY | JESS HARRIS III, INC. | 04/27/05 | 04/27/08 | 4316/221 | 100.00% | 18.7500% | 16.87500% | 004S-002E,05 | 40.00000 | 6.75000 |
| 317-133 | TATE, JUANITA J. | JESS HARRIS III, INC. | 02/23/05 | 02/23/08 | 4281/236 | 100.00% | 18.7500% | 4.16660% | 004S-002E,06 | 100.00000 | 4.16660 |
| 317-154-1 | THE MAX E. & SHARON WILLIAMSON LIVING TRUST | JESS HARRIS III, INC. | 06/29/05 | 06/29/08 | 4359/140 | 100.00% | 18.7500% | 12.50000% | 003S-002E,21 | 40.00000 | 5.00000 |
| 317-206 | THE RABON TRUST FBO 1ST PRES. CHURCH | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 218/67 | 100.00% | 18.7500% | 4.16667% | 004S-004E,11 | 180.00000 | 7.50010 |
| | | | | | | | | 10.71400% | 004S-004E,11 | 10.00000 | 1.07140 |
| 317-207 | THE RABON TRUST FBO 1ST PRES. CHURCH | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | 220/210 | 100.00% | 18.7500% | 13.15790% | 004S-004E,06 | 38.00000 | 5.00000 |
| 317-154 | THE UNIVERSITY OF TULSA | JESS HARRIS III, INC. | 04/05/05 | 04/05/08 | 4316/178 | 100.00% | 18.7500% | 37.50000% | 003S-002E,21 | 40.00000 | 15.00000 |

# Chert Prospect Leases
# McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-121-2 | THOMAS, ELLEN SMITH | JESS HARRIS III, INC. | 04/18/05 | 04/18/08 | 4316/233 | 100.00% | 18.7500% | 2.78521% | 004S-002E,06 | 179.52000 | 5.00010 |
| 317-186 | THOMAS, ELLEN SMITH | JESS HARRIS III, INC. | 04/18/05 | 04/18/08 | 4316/199 | 100.00% | 18.7500% | 6.25003% | 003S-002E,31 | 80.11000 | 5.00690 |
| 317-170-8 | TOM C. GROSS INTER VIVOS TRUST NUMBER ONE | JESS HARRIS III, INC. | 07/20/05 | 07/20/08 | 4359/168 | 100.00% | 18.7500% | 2.85714% | 003S-003E,26 | 175.00000 | 5.00010 |
| 317-288 | U.S AGBANK | JESS HARRIS III, INC. | 12/28/05 | 12/28/08 | 223/757 | 100.00% | 18.7500% | 50.00000% | 004S-004E,03 | 20.00000 | 10.00000 |
| 317-150 | U.S.AGBANK FCB | JESS HARRIS III, INC. | 03/17/05 | 03/17/08 | 215/330 | 100.00% | 18.7500% | 50.00000% | 004S-004E,05 | 80.00000 | 40.00000 |
| 317-100-3 | VEAL, ARCHIE GENE | JESS HARRIS III, INC. | 03/28/05 | 03/28/08 | 4290/256 | 100.00% | 18.7500% | 8.33329% | 003S-002E,29 | 70.00000 | 5.83330 |
| | | | | | | | | 4.16667% | 003S-002E,29 | 30.00000 | 1.25000 |
| 317-181-6 | VEAL, ELMO | JESS HARRIS III, INC. | 10/04/05 | 10/04/08 | 4402/143 | 100.00% | 18.7500% | 14.28560% | 004S-002E,09 | 50.00000 | 7.14280 |
| 317-211 | VINSON, LARRY JACK | JESS HARRIS III, INC. | 07/25/05 | 07/25/08 | 4359/184 | 100.00% | 18.7500% | 18.75000% | 003S-002E,22 | 20.00000 | 3.75000 |
| 317-225-1 | VIRGINIA J. GORDON TRUST DTD 4/14/94 | JESS HARRIS III, INC. | 09/12/05 | 09/12/08 | 4371/10 | 100.00% | 18.7500% | 6.25000% | 003S-003E,25 | 10.00000 | 0.62500 |
| 317-203 | W. H. CLOWDUS TRUST DTD 10/20/02 | JESS HARRIS III, INC. | 06/23/05 | 06/23/08 | 4329/49 | 100.00% | 18.7500% | 30.76923% | 004S-002E,09 | 130.00000 | 40.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-198 | WALKER, MARY PAULINE | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4331/18 | 100.00% | 18.7500% | 50.00000% | 004S-002E,06 | 10.02000 | 5.01000 |
| 317-138-3 | WALKER, MARY PAULINE | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4331/21 | 100.00% | 18.7500% | 50.00000% | 004S-002E,06 | 10.02000 | 5.01000 |
| | | | | | | | | 50.00000% | 004S-002E,06 | 40.08500 | 20.04250 |
| 317-136-5 | WALKER, MARY PAULINE | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4331/24 | 100.00% | 18.7500% | 50.00000% | 003S-002E,31 | 20.00000 | 10.00000 |
| 317-131-1 | WATKINS, OLGA BLISS | JESS HARRIS III, INC. | 09/21/05 | 09/21/08 | 4402/151 | 100.00% | 18.7500% | 5.00000% | 004S-002E,05 | 120.00000 | 6.00000 |
| 317-125 | WHITMEYER, ALMA F. | JESS HARRIS III, INC. | 02/21/05 | 02/21/08 | 4273/82 | 100.00% | 18.7500% | 3.33329% | 004S-002E,08 | 70.00000 | 2.33330 |
| 317-181-5 | WIETSMA, KIMBERLY E. | JESS HARRIS III, INC. | 10/19/05 | 10/19/08 | 4402/149 | 100.00% | 18.7500% | 0.95240% | 004S-002E,09 | 50.00000 | 0.47620 |
| 317-184-3 | WIETZEL, DEBORAH LEIGH MUSGRAVE | JESS HARRIS III, INC. | 06/08/05 | 06/08/08 | | 100.00% | 18.7500% | 1.58725% | 004S-002E,04 | 40.00000 | 0.63490 |
| 317-129-1 | WILLIAMS, DAVID KENT | JESS HARRIS III, INC. | 02/25/05 | 02/25/08 | 4281/219 | 100.00% | 18.7500% | 8.33300% | 003S-002E,28 | 20.00000 | 1.66660 |
| 317-130 | WILLIAMS, ELLEN H. | JESS HARRIS III, INC. | 02/24/05 | 02/24/08 | 4281/227 | 100.00% | 18.7500% | 25.00000% | 003S-002E,31 | 100.00000 | 25.00000 |
| 317-188-1 | WILLIAMS, JAMES A. | JESS HARRIS III, INC. | 07/25/05 | 07/25/08 | 4359/188 | 100.00% | 18.7500% | 12.50000% | 003S-002E,22 | 80.00000 | 10.00000 |
| 317-222-1 | WILLIAMS, JAMES A. | JESS HARRIS III, INC. | 09/27/05 | 09/27/08 | 4402/157 | 100.00% | 18.7500% | 37.50000% | 003S-002E,15 | 40.00000 | 15.00000 |

## Chert Prospect Leases
## McIntosh County, Oklahoma

| Lease # | Lessor | Lessee | Lease Date | Lease Expires | Bk/Page | Vintage WI (%) | Lessor Royalty (%) | Lessor Mineral Interest (%) | Location | Gross Acres | Net Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 317-149 | WILLIAMS, JAMES W. | JESS HARRIS III, INC. | 03/07/05 | 03/07/08 | 4290/311 | 100.00% | 18.7500% | 14.55696% | 004S-002E,08 | 127.98000 | 18.63000 |
| 317-157 | WOLVERTON, DONALD E. | JESS HARRIS III, INC. | 04/18/05 | 04/18/08 | 4316/228 | 100.00% | 18.7500% | 3.12500% | 004S-002E,05 | 160.00000 | 5.00000 |
| 317-174 | YARBROUGH, JOHN L. | JESS HARRIS III, INC. | 05/16/05 | 05/16/08 | 4316/183 | 100.00% | 18.7500% | 50.00000% | 003S-002E,22 | 40.00000 | 20.00000 |
| | | | | | | | | | Total Net | | 14253.49840 |

EXHIBIT A-1

Attached to and Made Part of
PURCHASE AND SALE AGREEMENT
INTERESTS IN WELLS

**NOTE:** A line entry on Exhibit A-1 may include multiple Wells if the Wells are located on the same property and the interests in such Wells are identical.

**Black Warrior Basin Wells**

| Property Number | Property Name | Vintage Gross Interest | Vintage Net Revenue Interest | Operator |
|---|---|---|---|---|
| TBA | W. S. Lee 26-6 | 100% | 83.33% | Vintage |
| TBA | Sanders 16-14 | 100% | 83.33% | Vintage |
| TBA | Hickman Farms 30-11 | 100% | 83.33% | Vintage |

## Black Warrior Basin Wells

| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|---|---|
| 4201865 | Cogdell #1-1 | 0.00000% | 55.00000% | 44.82500% | 58.75000% | 47.88130% | Vintage |
| 4201848 | Echols 2 #1 | 54.16670% | 65.00000% | 52.97500% | 68.75000% | 56.03130% | Vintage |
| 4201859 | Burleson Ranch #1 | 66.66700% | 75.00000% | 63.75000% | 78.75000% | 66.93750% | Vintage |
| 4201883 | Birnie #2 | 100.00000% | 100.00000% | 81.50000% | 100.00000% | 81.50000% | Vintage |
| TBA | M. J. Hamilton | 75.00000% | 75.00000% | 63.75000% | 75.00000% | 63.75000% | Vintage |
| TBA | Montgomery #1 | 100.00000% | 100.00000% | 86.00000% | 100.00000% | 86.00000% | Vintage |

## Empire Prospect Wells

| Property Number | Property Name | Vintage Working Interest BPO | Vintage Working Interest APO | Vintage Revenue Interest APO | Operator | Footnotes |
|---|---|---|---|---|---|---|
| TBA | K. High #1 | 80.00000% | 55.00000% | 45.92500% | Vintage | (1, 2) |
| TBA | Everhardt #1 | 80.00000% | 55.00000% | 45.92500% | Vintage | (1, 2) |

1) VPI to carry Wayne Group for all remaining well costs through frac treatment

2) VPI has contractual rights to operate; must perform to earn WI

RECEIVED
2008 MAY -1 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**EXHIBIT A-2**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**GAS GATHERING SYSTEMS**

None

## EXHIBIT A-3

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

## CERTAIN EXCLUDED ASSETS

None

**EXHIBIT A-4**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**INVENTORY**

None

**EXHIBIT A-5**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**VEHICLES**

None

## EXHIBIT A-6

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**OFFICE LEASES AND BUILDINGS**

None

RECEIVED
2003 MAY -1 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**EXHIBIT B**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**FORM OF CONVEYANCE,**
**ASSUMPTION AND BILL OF SALE**

This CONVEYANCE, ASSUMPTION AND BILL OF SALE (this "Conveyance") from VINTAGE PETROLEUM, LLC, a Delaware limited liability company ("Grantor"), whose address is c/o Occidental Oil and Gas Corporation, 10889 Wilshire Boulevard, Los Angeles, California 90024, to ________________, a ________________ ("Grantee"), whose address is ____________________________, is executed at 8:00 a.m., central standard time, this ___ day of __________, 2006, but effective as of 7:00 a.m., local time, where the respective Assets (as defined below) were located, on April 1, 2006 (the "Effective Time").

**Conveyance of Oil and Gas Interests**

**Section 1.1** **Conveyance.** Grantor, for good and valuable consideration, in hand paid, the receipt and sufficiency of which is hereby acknowledged, hereby grants, bargains, sells, and conveys unto Grantee all right, title and interest of Grantor in and to the following located in the areas outlined on the maps attached hereto as Exhibit B, covering portions of _________ and _____________Counties, ___________ (collectively the "Assets"):

(a) The oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other properties and interests described on Exhibit A (collectively, the "Leases and Lands"), and any and all oil, gas, water, $CO_2$ or injection wells thereon, including the interests in the wells shown on Exhibit A-1 (the "Wells");

(b) All pooled, communitized or unitized acreage which includes all or a part of any Lease and Land or includes any Well (the "Units"), and all tenements, hereditaments and appurtenances belonging to the Leases and Lands and Units;

(c) The gas gathering systems and facilities described on Exhibit A-2 (the "Gathering Systems" and, together with the Units, Leases and Lands and Wells, the "Properties");

(d) All presently existing contracts, agreements and instruments by which the Assets are bound, to the extent applicable to the Properties, including, but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farm-in and farm-out agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, to the extent applicable to the Properties or the production of Hydrocarbons from the Properties, but excluding any contracts,

agreements and instruments to the extent transfer is restricted by third-party agreement or applicable Law and provided that "Contracts" shall not include the instruments constituting Grantor's chain of title to the Leases and Lands (subject to such exclusion and proviso, the "Contracts");

(e) All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use solely in connection with, the Properties, but excluding any permits and other appurtenances to the extent transfer is restricted by third-party agreement or applicable Law;

(f) All equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties or used or held for use solely in connection with the operation of the Properties, but excluding any such items included in the Excluded Assets (subject to such exclusions, the "Equipment");

(g) The inventory, if any, described on Exhibit A-4;

(h) The vehicles, if any, described on Exhibit A-5;

(i) The office leases or buildings, if any, described on Exhibit A-6; and

(j) All lease files, land files, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, geologic and geophysical data (excluding interpretations thereof) and files and all other books, records, data, files, maps and accounting records to the extent relating solely to the Properties or other Assets, excluding however, (A) any records to the extent disclosure or transfer is restricted by any third-party license agreement, other third-party agreement or applicable Law; (B) computer software; (C) all legal records and legal files of Seller and all other work product of and attorney-client communications with any of Seller's legal counsel (other than (x) title opinions, (y) Contracts and (z) records and files with respect to the litigation described on Schedule 4.7 of the Agreement); (D) records relating to the sale of the Assets, including bids received from and records of negotiations with third Persons; and (E) any other records to the extent constituting Excluded Assets (as defined in Section 1.2) (clauses (A) through (E) shall hereinafter be referred to as the "Excluded Records" and subject to such exclusions, the records described in this Section 1.1(j) shall hereinafter be referred to as the "Records").

**Section 1.2** <u>Excluded Assets</u>. Grantor expressly EXCEPTS AND RESERVES from this Conveyance the following (the "Excluded Assets"):

(a) all corporate, financial, income and franchise tax and legal records of Grantor that relate to Grantor's business generally (whether or not relating to the Assets), and all books, records and files that relate to the Excluded Assets and those records retained by Grantor pursuant to Section 1.5 of the Agreement;

(b) those certain mineral fee interests, royalties and/or overriding royalty interests described on Exhibit A-3;

(c) (i) equipment, machinery, fixtures and other tangible personal property and improvements described on Exhibit A-3, (ii) any computers and related peripheral equipment, and (iii) any inventory (other than inventory of Hydrocarbons and inventory, if any, described on Exhibit A-4);

(d) all rights to any refund of Taxes or other costs or expenses borne by Grantor or Grantor's predecessors in interest and title attributable to periods prior to the Effective Time;

(e) all rights relating to the existing claims and causes of action (other than claims or causes of action for proceeds to which Grantee is entitled under Section 1.4(b)) of the Agreement;

(f) Grantor's area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Grantor's business generally; and

(g) All Grantor's interests in, and all assets of any and all Grantor's Benefit Plans.

TO HAVE AND TO HOLD the Assets unto Grantee, its successors and assigns, forever, subject, however, to the terms and conditions of this Conveyance.

**Limited Warranty**

**Section 1.1 Special Limited Warranty.**

(a) Grantor warrants title to its interests in the Wells shown on Exhibit A-1, subject to the Permitted Encumbrances, unto Grantee, against all Persons claiming or to claim the same or any part thereof by, through or under Grantor, but not otherwise.

(b) EXCEPT AS SET FORTH ABOVE OR IN THE AGREEMENT, GRANTOR MAKES NO, AND EXPRESSLY DISCLAIMS ANY, WARRANTY OF TITLE, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION RIGHTS TO RETURN OF ANY CONSIDERATION OR THE PURCHASE PRICE, EXCEPT THAT GRANTOR HEREBY ASSIGNS TO GRANTEE ALL RIGHTS OR ACTIONS ON TITLE WARRANTIES GIVEN OR MADE BY GRANTOR'S PREDECESSORS (OTHER THAN AFFILIATES OF GRANTOR), TO THE EXTENT GRANTOR MAY LEGALLY TRANSFER SUCH RIGHTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ALL IMPLIED COVENANTS AND WARRANTIES ARISING FROM THE USE OF THE WORDS "GRANTS," "BARGAINS," "SELLS" AND "CONVEYS" ARE HEREBY EXPRESSLY DISCLAIMED AND NEGATED. THE EQUIPMENT IS SOLD AND ASSIGNED "AS IS, WHERE IS" WITH ALL FAULTS, AND GRANTOR MAKES NO, AND EXPRESSLY DISCLAIMS AND NEGATES ANY, REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED,

STATUTORY, OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO (i) MERCHANTABILITY OF THE EQUIPMENT, (ii) FITNESS OF THE EQUIPMENT FOR ANY PARTICULAR PURPOSE, (iii) CONDITION OF THE EQUIPMENT, (iv) CONFORMITY OF THE EQUIPMENT TO MODELS OR SAMPLES OF MATERIALS AND (v) ANY CLAIMS FOR DAMAGES BECAUSE OF REDHIBITORY VICES, WHETHER KNOWN OR UNKNOWN AS OF THE EFFECTIVE TIME OR THE EXECUTION DATE OF THIS CONVEYANCE.

**Section 1.2** <u>No Implied Representations.</u>

The Grantee acknowledges that the Grantor is not making any representations or warranties in this Conveyance other than those set forth in Section 2.1.

**Assumption of Obligations**

**Section 1.3** **Subject to Contracts.** Grantee is taking the Assets subject to the Leases and Lands and Contracts, to the extent those Leases and Lands and Contracts are valid, binding and enforceable on the date of this Conveyance.

**Section 1.4** **Grantee's Assumption.** Effective as of the Effective Time, Grantee assumes and agrees to fulfill, perform, pay and discharge all obligations of Grantor accruing under the Leases and Lands, Contracts and applicable Law with respect to the Assets, including without limitation (i) obligations to furnish makeup Hydrocarbons according to the terms of applicable sales, gathering, processing, or transportation contracts or in response to hydrocarbon production imbalances, (ii) obligations to pay revenues, royalties or other amounts payable to third Persons with respect to the Properties but held in suspense, (iii) obligations to plug wells, dismantle facilities, close pits and restore the surface around such wells, facilities and pits and (iv) obligations with respect to the actions, suits or other proceedings set forth on Schedule 4.7 of the Agreement.

**Miscellaneous**

**Section 1.5** **Further Assurances.** After the Effective Time, Grantor, without further consideration, will use its reasonable efforts to execute, deliver and record or cause to be executed, delivered and recorded such good and sufficient instruments of conveyance and transfer, and take such other action as may be reasonably required to effectively vest in Grantee beneficial and record title to the Assets conveyed pursuant hereto and, if applicable, to put Grantee in actual possession of such Assets. With respect to interests in federal or state leases that are included among the Assets and that require filings with Governmental Bodies before they may be assigned, Grantor will use its reasonable efforts to file the appropriate documents and take any other steps necessary to obtain official approval of the assignments.

**Section 1.6** **Conveyance Subject to Purchase Agreement.** This Conveyance is expressly subject to the terms and conditions of that certain Purchase and Sale Agreement dated __________, 2006 by and among Grantor and Grantee (the "Agreement"). If there is a conflict between the provisions of the Agreement and this Conveyance, the provisions of the Agreement shall control. If any representation or warranty in the Agreement covers the same subject matter

as any representation or warranty in this Conveyance, no duplicate recovery shall be allowed for the same breach. All capitalized terms contained herein not otherwise defined herein shall have the meanings as set forth in the Agreement.

**Section 1.7** **Successors and Assigns.** This Conveyance shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

**Section 1.8** **Titles and Captions.** All article or section titles or captions in this Conveyance are for convenience only, shall not be deemed part of this Conveyance and in no way define, limit, extend, or describe the scope or intent of any provisions hereof. Except to the extent otherwise stated in this Conveyance, references to "Articles" and "Sections" are to Articles and Sections of this Conveyance, and references to "Exhibits" are to Exhibits attached to this Conveyance, which are made parts hereof for all purposes.

**Section 1.9** **Governing Law.** This Conveyance and the legal relations between the parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of laws otherwise applicable to such determinations. Each party submits to the exclusive jurisdiction of the state and federal courts located in Harris County, Texas for purposes of resolving any dispute, claim or controversy arising out of, in relation to or in connection with this Conveyance.

**Section 1.10** **Counterparts.** This Conveyance may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

[SIGNATURE PAGES FOLLOW]

EXECUTED to be effective as of the Effective Time.

**Grantor:**
**VINTAGE PETROLEUM, LLC**
By:________________________________
Name: ____________
Title: ____________

**Grantee:**

By:________________________________
Name: ____________
Title: ____________

STATE OF ________ §
§
COUNTY OF ______ §

This instrument was acknowledged before me on the ___ day of __________, 2006 by ______________ as __________________ of VINTAGE PETROLEUM, LLC.

**[SEAL]** **Notary Public**
**Printed Name:**
My commission expires:

STATE OF ________ §
§
COUNTY OF ______ §

This instrument was acknowledged before me on the ___ day of ____________, 2006, by _____________ as _______________ of _______________.

**[SEAL]** **Notary Public**
**Printed Name:**
My commission expires:

## EXHIBIT C

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**FORM OF PARENT GUARANTEE**

For good and valuable consideration, and to induce Seller to consummate the transactions contemplated by that certain Purchase and Sale Agreement between Vintage Petroleum, LLC, as "Seller" and Bankers Petroleum (US) Inc., as "Purchaser", executed April 20, 2006 (the "Agreement"), Bankers Petroleum Ltd., a corporation organized and existing under the Laws of _________ ("Purchaser's Guarantor"), hereby unconditionally and irrevocably guarantees to Seller the full, complete and prompt payment and performance of Purchaser's obligations, agreements and covenants made, undertaken or imposed upon Purchaser under the Agreement or in any amendments, changes or modifications thereof in accordance with the terms and conditions thereof, and any and all expenses, including reasonable counsel fees and expenses incurred by Seller in enforcing its rights under this Guarantee (collectively, the "Obligations"). All payments by Purchaser's Guarantor shall be made within ten (10) Business Days following the date of receipt of demand by Purchaser's Guarantor (which demand will set forth the basis, calculation of and support for the amount for which demand is made).

Purchaser's Guarantor guarantees that the Obligations will be paid or performed (as the case may be) strictly in accordance with the terms of the Agreement. The liability of Purchaser's Guarantor under this Agreement shall be absolute and unconditional irrespective of:

(i) The discharge of Purchaser (or the Obligations) in bankruptcy, reorganization or any other insolvency proceeding;

(ii) Any change in the time, manner or place of performance or payment of, or in any other term of, the Agreement or any other amendment, extension of maturity or waiver of any of the obligations or any consent to departure from the Agreement; or

(iii) any release of any other Person liable for, or any security for, the obligations.

Seller may, without notice to or consent of Purchaser's Guarantor:

(i) extend or alter, together with the Purchaser, the time, manner, place or terms of payment or performance of the Obligations;

(ii) waive, or, together with the Purchaser, amend any terms of this Agreement;

(iii) release the Purchaser from any or all Obligations; or

(iv) release any other guarantee or security for the Obligations, without in any way changing, releasing or discharging the Purchaser's Guarantor from liability hereunder.

Purchaser's Guarantor hereby waives any defenses (including without limitation rights of counterclaim and set-off) which the Purchaser or any other Person liable for the Obligations may have or assert, other than the express terms of this Guarantee. Purchaser's Guarantor further waives notice of the acceptance of this Guarantee, and notices of protest, presentment, demand, nonpayment, nonperformance, promptness, diligence, default, dishonor and any other notice with respect to the Obligations and this Guarantee and any requirement that Seller exhaust any right or take any action against Purchaser or any other Person, and a separate action may be brought against Purchaser's Guarantor whether or not an action is brought against Purchaser.

No failure on the part of Seller to exercise, and not delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the obligations is rescinded or must otherwise be returned by Seller for any reason, including, without limitation, the insolvency, bankruptcy or reorganization of Purchaser or otherwise, all as though such payment had not been made, and, in such event, Purchaser's Guarantor will pay to Seller an amount equal to any such payment that has been rescinded or returned. The provisions of this paragraph will survive any release or termination of this Guarantee. Subject to the preceding sentence, this Guarantee shall remain in full force and effect from and after the date hereof and for so long thereafter as any Obligation is owed to Purchaser.

The terms and provisions of this Guarantee shall be binding upon Purchaser's Guarantor and its successors and shall inure to the benefit of Seller and Seller's successors and permitted assigns. No party hereto may assign its rights or obligations hereunder without the prior written consent of the other, except that Seller may assign its rights and obligations hereunder without the prior written consent of Purchaser's Guarantor to any permitted assignee of its rights and obligations under the Agreement.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telecopy or by registered or certified mail, postage prepaid, as follows:

If to Purchaser's Guarantor:

Bankers Petroleum Ltd.

________________________

________________________

________________________

Attn:____________________

Facsimile:________________

If to Seller:

Vintage Petroleum, LLC
c/o Occidental Oil and Gas Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024
Attn: Todd A. Stevens
Facsimile: (310) 443-6435

Either party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the party to which such notice is addressed.

This Guarantee shall be governed by and construed in accordance with the laws of Texas, United States of America, without regard to the principles of conflicts of laws otherwise applicable to such determinations. Each of Purchaser's Guarantor and Seller hereby submits to the exclusive jurisdiction of the state and federal courts located in Harris County, Texas for purposes of resolving any dispute, claim, or controversy arising out of, in relation to or in connection with this Agreement.

Capitalized terms used in this Guarantee and not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

EXECUTED on this ____ day of ______________, 2006.

BANKERS PETROLEUM LTD.

By: ________________

Name: ________________

Title: ________________

**EXHIBIT D**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

CONFIDENTIAL

**EXHIBIT F**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

CONFIDENTIAL

RECEIVED
2008 MAY -1 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**EXHIBIT G**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**FORM OF ACCREDITED INVESTOR CERTIFICATE**

**CERTIFICATE OF VINTAGE PETROLEUM, LLC ("Vintage")**
**pursuant to that certain Purchase and Sale Agreement**
**between Vintage and Bankers Petroleum (US) Inc.**

**To Bankers Petroleum Ltd.**

**The Undersigned duly authorized representative and signatory of Vintage certifies that**

(a) it understands that the sale of the Consideration Shares ("Shares") is being made in reliance on a private placement exemption to an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3), or (7) of Regulation D under the U.S. Securities Act (**"Institutional Accredited Investors"**),

(b) the Subscriber represents, warrants, acknowledges and agrees as follows:

i) it is an Institutional Accredited Investor purchasing the Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Shares in violation of the U.S. Securities Act or any other applicable securities laws; and

ii) it is aware that the Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws; and

iii) it understands that all certificates representing the Shares will bear a legend to the following effect:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, IN THE ABSENCE OF REGISTRATION UNDER THE U.S. SECURITIES ACT, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN

CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE 'GOOD DELIVERY,' MAY BE OBTAINED FROM THE COMPANY OR ITS TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;

provided that, if any such securities are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent of the Company, to the following effect (or as the Company may prescribe from time to time):

> The undersigned (a) acknowledges that the sale of the securities of Bankers Petroleum Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) it is not an "affiliate" of the Company (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

provided, further, that if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, or pursuant to a transaction that does not otherwise require registration of the Shares under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities (and if so requested by the Company), the legend may be removed by delivery to the

Company and the registrar and transfer agent of the Company of an opinion of the General Counsel or any Associate General Counsel of Occidental Petroleum Corporation or of external counsel of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

iv) it agrees that if it decides to offer, sell or otherwise transfer any of the Shares, it will not offer, sell or otherwise transfer any of such Shares, directly or indirectly, unless:

(A) the sale is to the Company; or

(B) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(C) the sale is made pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available; or

(D) the Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Shares, and it has therefore furnished to the Company an opinion of the General Counsel or any Associate General Counsel of Occidental Petroleum Corporation or of external counsel of recognized standing reasonably satisfactory to the Company.

**Schedule 2.4**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**ALLOCATED VALUES**

CONFIDENTIAL

## Schedule 3.5(a)

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

## PREFERENTIAL RIGHTS TO PURCHASE AND CONSENTS TO ASSIGNMENT

None

**Schedule 4.7**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**Schedule 4.8**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**TAX MATTERS**

None

**Schedule 4.9**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**ENVIRONMENTAL MATTERS**

None

**Schedule 4.10**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**COMPLIANCE WITH LAW ISSUES**

None

## Schedule 5.9

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**PURCHASER'S CONSENTS, APPROVALS OR WAIVERS**

None

**Schedule 6.5**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

**ADDITIONAL PERMITTED ACTIVITIES**

There are no activities required to be scheduled.

**Schedule 7.1(i)**

**Attached to and Made Part of**
**PURCHASE AND SALE AGREEMENT**

CONFIDENTIAL

Material change report filed February 19, 2007

RECEIVED
2007 MAY -1 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

Bankers Petroleum Ltd.
Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7

**Item 2 Date of Material Change**

February 9, 2007

**Item 3 News Release**

Issued February 9, 2007 and distributed through the facilities of Canada Newswire.

**Items 4 & 5 Summary and Full Description of Material Change**

See attached news release.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7 Omitted Information**

No information has been omitted on the basis that it is confidential information.

**Item 8 Executive Officer**

Contact: Susan J. Soprovich, VP, Investor Relations and Corporate Governance
Telephone: (403) 541-5313

**Item 9 Date of Report**

February 19, 2007

Bankers PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*- Not for distribution to United States newswire services or for dissemination in the United States -*

*For Immediate Release*

# BANKERS PETROLEUM ANNOUNCES CDN$22 MILLION FINANCING

## *Transaction to Provide Cushion of Funds for U.S. Exploration and Development*

**CALGARY, February 9, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has entered into an agreement with a syndicate led by Canaccord Adams Ltd. (Canaccord) and including Orion Securities Inc. pursuant to which Canaccord has agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 31,428,572 units (Units) of Bankers at a price of CDN$0.70 per Unit (Issue Price), resulting in gross proceeds of approximately CDN$22 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$0.90 for a period of five years from closing of the offering. The Company has also granted to the underwriters an over-allotment option entitling the underwriters to acquire up to that number of additional common shares equal to the lesser of: (i) the "over-allocation position" determined as at the closing; and (ii) that number of Units which represents 15% of the Units sold pursuant to the offering at the Issue Price. The over-allotment option is exercisable by the underwriters, in whole or in part, at any time for 30 days following the closing.

The transaction is subject to certain conditions including normal regulatory approvals. The Units will be offered in the provinces of Alberta, British Columbia, and Ontario by way of a short form prospectus and on a private placement basis elsewhere, including in the United Kingdom. Closing is anticipated to occur on or about March 2, 2007.

Bankers intends to use the proceeds of the offering to further its exploration and development program in the United States and for general working capital.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed financing and planned work programs on the Company's US properties constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*However, the financing is subject to certain conditions which include external factors affecting the financial markets which are not within the Company's control. If for any reason the financing does not complete the Company may be obliged to curtail its exploration and*

*development activities and seek other sources of financing, which may or may not be available on reasonable terms or at all. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities comprising the Units and the securities issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.***

***- Not for distribution to United States newswire services or for dissemination in the United States -***

MRRS Decision Document (Preliminary), filed February 14, 2007

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201**
**MUTUAL RELIANCE REVIEW SYSTEM FOR**
**PROSPECTUSES AND ANNUAL INFORMATION FORMS**

**AND**

**IN THE MATTER OF**

**BANKERS PETROLEUM LTD.**

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia and Ontario have been issued for a preliminary Short Form Prospectus of the above issuer dated February 14, 2007.

DATED at Calgary, Alberta this February 14, 2007

*"Patricia Leeson"*

Patricia Leeson
Associate Director, Corporate Finance

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 01051319

Material contract (Underwriting Agreement), filed February 14, 2007

February 14, 2007

Bankers Petroleum Ltd.
Suite 800, 906 – 12th Avenue S.W.
Calgary, Alberta T2R 1K7

Attention: Mr. Richard Wadsworth,
President

Dear Sirs:

Canaccord Capital Corporation ("**Canaccord**") and Orion Securities Inc. (together with Canaccord, the "**Underwriters**") understand that Bankers Petroleum Ltd. (the "**Corporation**") proposes to issue and sell to the Underwriters, subject to the terms and conditions set out herein, an aggregate of 31,428,572 units (the "**Offered Units**") of the Corporation at a price of $0.70 per Unit. Each Offered Unit consists of one Common Share (a "**Unit Share**") and one-half of one Common Share purchase warrant, each whole Common Share purchase warrant a "**Unit Warrant**". Each Unit Warrant will entitle the holder to purchase one Common Share (an "**Underlying Unit Share**") at a price of $0.90 at any time prior to the date which is 60 months from the Closing Date (as hereinafter defined). In connection with the foregoing, we further understand that the Corporation proposes to prepare and file the Preliminary Prospectus and the Prospectus (as hereinafter defined) in respect of the Distribution (as hereinafter defined) of the Offered Units. Subject to the terms and conditions hereof, the Underwriters hereby offer to purchase from the Corporation, and by the Corporation's acceptance hereof, the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Offered Units at a price of $0.70 per Offered Unit for an aggregate purchase price of $22,000,000.

The Corporation also proposes to grant to the Underwriters an option (the "**Over-Allotment Option**") to purchase that number of additional units (the "**Over-Allotment Units**") that is equal to the lesser of: (i) the over-allotment position of the Underwriters as determined at the Closing Time; and (ii) fifteen percent (15%) of the number of Offered Units sold pursuant to the Offering, at a price of $0.70 per Over-Allotment Unit. Each Over-Allotment Unit will comprise one Common Share (an "**Over Allotment Share**") and one-half of one Common Share purchase warrant, each whole Common Share purchase warrant an "**Over-Allotment Warrant**"). The Over-Allotment Warrant shall have the same terms and conditions as the Unit Warrants and the Common Shares underlying the Over-Allotment Warrant are referred to as the "**Underlying Over-Allotment Shares**". The exact number of such additional Over-Allotment Shares and Over-Allotment Warrants to be purchased will be confirmed to the Corporation in a notice from the Underwriters given to the Corporation no later than thirty (30) days after the Closing Date. The Over-Allotment Shares and Over-Allotment Warrants will be purchased by the Underwriters for the purpose only of covering over-allotments made by the Underwriters in connection with the offering described below and for market stabilization.

The Unit Warrants and the Over-Allotment Warrants will be issued pursuant to a warrant indenture (the "**Warrant Indenture**") to be entered into by the Corporation and Computershare Trust Company of Canada prior to the Closing Date in form and content acceptable to the Underwriters, acting reasonably.

The Unit Shares, Unit Warrants, Over-Allotment Shares and Over-Allotment Warrants are hereinafter sometimes collectively referred to as the "**Purchased Securities**".

In consideration for the Underwriters' agreement, which will result from the acceptance of this offer by the Corporation, to purchase the Offered Units and, if applicable, Over-Allotment Shares and Over-Allotment Warrants, and to offer them to the public in certain jurisdictions of Canada and elsewhere

pursuant to exemptions from any applicable requirement to prepare a prospectus and any applicable restriction on financial promotions pursuant to the terms of this Agreement, and in consideration for the services to be rendered by the Underwriters in connection therewith, the Corporation shall (i) pay to the Underwriters at the Closing Time, a fee (the "**Underwriting Fee**") equal to $0.035 for each Purchased Security sold (which equates to 5.0% of the gross proceeds of the Offering (as hereinafter defined). The Corporation also agrees to pay the Underwriters' reasonable expenses incurred in connection with the Offering as set forth in paragraph 10 hereof. The parties acknowledge that Canaccord will be entitled to a "step-up" fee equal to 5% of the Underwriting Fee in connection with its role as lead underwriter in connection with the Offering, payable from the Underwriting Fee.

Notwithstanding the foregoing, the Underwriters may arrange for Institutional Accredited Investors (as defined in Schedule "A" hereto) in the United States ("**U.S. Substituted Purchasers**") to purchase some or all of the Purchased Securities directly from the Corporation in accordance with Schedule "A" hereto. In addition the Underwriters will arrange for investors in the United Kingdom ("**U.K. Substituted Purchasers**") to purchase some or all of the Purchased Securities directly from the Corporation. Any purchase of Purchased Securities by a U.S. Substituted Purchaser or a U.K. Substituted Purchaser shall reduce the number of Purchased Securities required to be purchased by the Underwriters, provided that proceeds from such purchases are to be paid to the Corporation against delivery of such Purchased Securities at the Closing Time.

<u>**Terms and Conditions**</u>

The Agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:

**1. Definitions**

In this Agreement:

(a) "**Affiliate**" shall have the meaning given to such term in the *Securities Act* (Alberta), as amended from time to time;

(b) "**AIM**" means the AIM market of the London Stock Exchange;

(c) "**AIM Rules**" means the rules for companies whose securities are admitted to trading on AIM and their nominated advisers published by the London Stock Exchange (as the same may be amended or reissued from time to time) and the rules for nominated advisers (as set out in draft form in the consultation document dated 2 October 2006 and referred to in AIM Notice 24), published by the London Stock Exchange (as the same may be amended or reissued from time to time);

(d) "**Auditors**" means KPMG LLP, the auditors of the Corporation;

(e) "**business day**" means a day other than Saturday, Sunday or a statutory holiday in Calgary, Alberta;

(f) "**Closing Date**" means March 1, 2007, or such other date as the Underwriters and the Corporation may agree upon in writing being not later than March 15, 2007;

(g) "**Closing Time**" means 12:01 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date, as the Underwriters and the Corporation may agree;

(h) "**Common Shares**" means the common shares in the capital of the Corporation;

(i) "**CRESTCo**" means CRESTCo Limited, a company incorporated in England and Wales which is the operator of the CREST System;

(j) "**CREST System**" means the computerized system which facilitates the holding and transfer of title of shares in uncertificated form, operated by CRESTCo;

(k) "**Distribution**" means "distribution" of the Purchased Securities or "distribution to the public" of the Purchased Securities, as those terms are defined in Securities Laws of the Qualifying Provinces;

(l) "**Environmental Law**" means any applicable federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or waste, pollutants or contaminants;

(m) "**FSMA**" means the UK Financial Services and Markets Act 2000, as amended from time to time;

(n) "**Indemnified Parties**" means each Underwriter and their respective agents and each of their directors, officers and employees and each person who controls the Underwriters;

(o) "**Institutional Accredited Investor**" has the meaning ascribed thereto in Schedule "A" hereto;

(p) "**Licenses**" has the meaning ascribed thereto in Section 4(b)(iii);

(q) "**London Stock Exchange**" means the London Stock Exchange plc;

(r) "**material change**", "material fact" and "misrepresentation" shall have the meanings ascribed thereto under the applicable Securities Laws of the Qualifying Provinces;

(s) "**Material Subsidiaries**" means, collectively, Bankers Petroleum Albania Ltd., BNK Petroleum Holdings Inc. and Bankers Petroleum (US) Inc. and "**Material Subsidiary**" means any one of them;

(t) "**MRRS Decision Document**" means a decision document in respect of the Preliminary Prospectus or the Prospectus issued pursuant to the Mutual Reliance Review System for Prospectuses established under National Policy 43-201;

(u) "**Notice**" has the meaning ascribed thereto in Section 16;

(v) "**Offering**" means the offering of Purchased Securities, including the public offer of the Purchased Securities in the Qualifying Provinces pursuant to the Prospectus and the placement of Purchased Securities in Europe, the United States, or elsewhere as contemplated by this Agreement;

(w) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation dated February 14, 2007, relating to the Distribution of the Purchased

Securities and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(x) "**Prior Auditors**" means Deloitte & Touche LLP, the prior auditors of the Corporation;

(y) "**Prospectus**" means the final short form prospectus of the Corporation relating to the Distribution of the Purchased Securities and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(z) "**Prospectus Rules**" means the rules published by the Financial Services Authority implementing the Prospectus Directive (2003/71/EC);

(aa) "**Prospectus Amendment**" means any amendment to the Preliminary Prospectus or the Prospectus, any amendment to any document incorporated therein by reference, any amending or supplemental prospectus and any other similar document;

(bb) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Laws;

(cc) "**Purchased Securities**" has the meaning assigned thereto on the face page of this Agreement;

(dd) "**Raiffeisen Loan**" means the U.S.$20 million credit facility made available by Raiffeisen Bank Sh. A. to Bankers Albania comprising a U.S.$15 million 5 year term loan and a U.S.$4.5 million revolving line of credit;

(ee) "**Registrar**" means Computershare Trust Company of Canada, at its principal office in Vancouver, British Columbia;

(ff) "**Regulation D**" has the meaning ascribed thereto in Schedule "A" hereto;

(gg) "**Reserves Report**" means the report entitled "Evaluation of Reserves, Saxon International Energy Ltd. Albania Assets as at December 31, 2005" dated March 28, 2006, prepared by APA Petroleum Engineering Inc.;

(hh) "**Qualifying Provinces**" means, collectively, the provinces of Alberta, British Columbia and Ontario;

(ii) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Qualifying Provinces;

(jj) "**Securities Laws**" means all securities laws, rules, regulations, notices and policies applicable to the Distribution of the Purchased Securities;

(kk) "**Selling Firm**" has the meaning ascribed thereto in Section 2(b);

(ll) "**Subsidiary**" has the meaning given to such term in the *Securities Act* (Alberta), as amended from time to time;

(mm) "**Underwriting Fee**" has the meaning assigned thereto on the face page of this Agreement;

(nn) "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

(oo) "**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(pp) "**U.S. Person**" means a "U.S. person" as defined in Rule 902 of Regulation S;

(qq) "**U.S. Placement**" means the offer of Purchased Securities in the United States to Qualified Institutional Buyers pursuant to Rule 144A and to Institutional Accredited Investors under Section 4(2) of the U.S. Securities Act, in accordance with Schedule "A" hereto;

(rr) "**U.S. Placement Memorandum**" means a private placement memorandum incorporating the Prospectus and any Prospectus Amendment, as the case may be, prepared for use in connection with the U.S. Placement;

(ss) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

(tt) "**Warrant Certificates**" means the definitive certificates representing the Unit Warrants and Over-Allotment Warrants.

**2. Qualification and Offering for Sale**

(a) The Corporation shall, prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Prospectus, allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus (excluding the documents incorporated therein by reference), any U.S. Placement Memorandum, and such other documents as may be required under applicable Securities Laws to qualify the Distribution of the Purchased Securities in the Qualifying Provinces, or to complete the placement of the Purchased Securities in the United Kingdom and Europe or the United States as contemplated by this Agreement, and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated therein by reference) in order to confirm that the Public Record is accurate and current in all material respects, to fulfil the Underwriters' obligations as underwriters, and to enable the Underwriters to responsibly sign the certificate in the Preliminary Prospectus, the Prospectus or the U.S. Placement Memorandum, as the case may be, required to be signed by the Underwriters.

(b) The Corporation shall file the Preliminary Prospectus and all such other documents as may be required under applicable Securities Laws, with the Securities Commissions as soon as reasonably possible and shall obtain an MRRS Decision Document for the Preliminary Prospectus with respect to each of the Qualifying Provinces dated not later than 5:00 p.m. (Vancouver time) on February 14, 2007. The Corporation shall, as soon as reasonably possible thereafter, and, in any event, not later than 5:00 p.m. (Vancouver time) on February 21, 2007 or such later date as

the Underwriters may agree, file the Prospectus and other documents required under applicable Securities Laws with the Securities Commissions and obtain an MRRS Decision Document for the Prospectus with respect to each of the Qualifying Provinces, and otherwise fulfil all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province (each, a "**Selling Firm**"). The Corporation shall, until the Closing Time, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Purchased Securities for Distribution in each of the Qualifying Provinces or, in the event that the Purchased Securities have, for any reason, ceased to so qualify, to again qualify the Purchased Securities for Distribution in each of the Qualifying Provinces.

(c) With respect to the placement of Purchased Securities in Europe, the Corporation warrants, represents, covenants and agrees that:

(i) it will fulfil and comply with applicable securities laws, including FSMA and the Prospectus Rules, in the case of placements in the United Kingdom and the AIM Rules;

(ii) it will use its best efforts to obtain admission of the Unit Shares, Over-Allotment Shares, Underlying Unit Shares and Underlying Over-Allotment Shares for trading on AIM in accordance with the AIM Rules (in the case of the Underlying Unit Shares and Underlying Over-Allotment Shares, immediately upon the issue of any such securities upon the due exercise from time to time of Warrants or Over-Allotment Warrants, as the case may be); and

(iii) it will provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Corporation or otherwise as may reasonably be required by the Underwriters for the purpose of complying with the requirements of law or of the London Stock Exchange or the AIM Rules.

(d) The Underwriters will offer the Purchased Securities purchased pursuant to the terms hereof for sale to the public in Canada, directly and through Selling Firms, only as permitted by Securities Laws in the Qualifying Provinces, and upon the terms and conditions set forth in this Agreement. The Underwriters will not solicit offers to purchase or sell the Purchased Securities in any Canadian jurisdiction other than the Qualifying Provinces, and will require each Selling Firm to agree with the Underwriters, for the benefit of the Corporation, not to so solicit or sell. For purposes of this paragraph 2(d), the Underwriters shall be entitled to assume that the Purchased Securities are qualified for Distribution in any Qualifying Province in respect of which the MRRS Decision Document has been issued following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Corporation or any Securities Commission of the applicable Qualifying Province. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph with respect to a default by a Selling Firm unless the Underwriter is also in default or such Selling Firm is affiliated with the Underwriter.

(e) The Underwriters may, directly or through their respective Affiliates, also offer the Purchased Securities in the United Kingdom under appropriate exemptions under the FSMA, the Prospectus Rules and in accordance with the AIM Rules, in the United States on a basis exempt from the registration requirements of the U.S. Securities Act pursuant to the U.S. Placement Memorandum and in compliance with Schedule "A" hereto, and elsewhere on a basis exempt from any prospectus or similar disclosure or registration requirements of applicable securities legislation, all in the manner contemplated by this Agreement. The Corporation and the Underwriters agree that the terms, representations, warranties and covenants set forth in Schedule "A" hereto are incorporated by reference and shall form a part of this Agreement.

(f) The Underwriters shall notify the Corporation, in writing, when the Distribution of the Purchased Securities has been terminated. The Underwriters shall notify the Corporation, in writing, of the amount of the Purchased Securities sold in each Qualifying Province as soon as reasonably possible after the Closing Date and in any event within 15 days of the Closing Date. Any and all Purchased Securities purchased by U.K. Substituted Purchasers shall be purchased directly from the Corporation.

(g) Each Underwriter shall conduct, and shall require each Selling Firm to agree with the Underwriters, for the benefit of the Corporation, to so conduct, its activities in connection with the Distribution in compliance with applicable laws including Securities Laws and in accordance with the terms of this Agreement.

(h) The Underwriters agree that they will not offer or sell any Purchased Securities to persons in the United Kingdom except to persons who are (a) a "Qualified investor" within the meaning of Section 86(7) of the FSMA; and (b) within the categories of persons referred to in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the *United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.*

**3. Delivery of Prospectus and Related Documents**

(a) The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(i) prior to or contemporaneously with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(A) copies of the Preliminary Prospectus, the Prospectus and any U.S. Placement Memorandum, signed as required by the Securities Laws of the Qualifying Provinces; and

(B) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(ii) as soon as they are available, copies of any Prospectus Amendment required to be filed under the Securities Laws of the Qualifying Provinces, signed as required by the Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents or

information incorporated by reference therein which have not been previously delivered to the Underwriters; and

(iii) at the time of delivery to the Underwriters pursuant to this paragraph 3(a) of the Prospectus, comfort letters from the Auditors and Prior Auditors, dated the date of the Prospectus, and reasonably satisfactory in form and substance to the Underwriters addressed to the Underwriters and the Corporation, with respect to the financial and accounting information contained in or incorporated by reference in the Prospectus, which comfort letter shall be based on a review by the Auditors and Prior Auditors, respectively, having a cut-off date not more than three business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws.

Comfort letters similar to those referenced in Section 3(a)(iii) shall be provided to the Underwriters with respect to any Prospectus Amendment filed pursuant to paragraph 6(a) at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. Each such comfort letter shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

**4. Representations**

(a) The delivery to the Underwriters of the documents referred to in paragraphs 3(a)(i) and (ii) hereof shall constitute a representation and warranty by the Corporation to the Underwriters that all information and statements contained therein and incorporated therein by reference (except any information or statements relating solely to the Underwriters and except any information or statements which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or a Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Purchased Securities as required by the applicable Securities Laws in the Qualifying Provinces, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Corporation consents to the Underwriters' use of the Preliminary Prospectus, the Prospectus, any U.S. Placement Memorandum and any Prospectus Amendment and any of the documents incorporated therein by reference for the Offering and Distribution of the Purchased Securities in compliance with the provisions of this Agreement.

(b) In addition to the representations and warranties contained in paragraph 4(a) hereof, the Corporation represents and warrants to the Underwriters that:

(i) the Corporation is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to

own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement, the Warrant Indenture and the Warrant Certificates;

(ii) each Material Subsidiary is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(iii) each of the Corporation and the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is current with all filings required to be made in each jurisdiction in which its business is carried on, and holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the "**Licenses**") to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing and none of the Licenses contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business, considered as a whole, of the Corporation and the Material Subsidiaries as now carried on or as proposed to be carried on;

(iv) the authorized capital of the Corporation consists of an unlimited number of Common Shares (of which as at February 13, 2007, 412,066,634 Common Shares were issued and outstanding as fully paid and non assessable);

(v) other than as disclosed in the Prospectus, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of the Corporation and, other than as disclosed in the Prospectus, no rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Corporation, are outstanding;

(vi) all of the issued and outstanding shares in the capital of each Material Subsidiary have been validly issued and are outstanding as fully paid and non-assessable; the Corporation is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each Material Subsidiary, other than Bankers US, and the Corporation is the indirect beneficial owner of all of the issued and outstanding shares of Bankers US, all of which shares of such Material Subsidiaries are owned free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than the pledge of

all of the issued and outstanding shares of Bankers Petroleum Albania Ltd. to Raiffeisen Bank Sh A. as security for the Raiffeisen Loan; and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of such Material Subsidiary and no rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Material Subsidiaries, are outstanding;

(vii) the Corporation has no active or trading subsidiaries, other than the Material Subsidiaries;

(viii) all necessary corporate action has been taken by the Corporation to authorize: (i) the execution, delivery and performance of this Agreement, the Warrant Indenture and the Warrant Certificates; (ii) the execution, delivery and filing of the Preliminary Prospectus and the Prospectus; and (iii) the issuance, sale and delivery of the Purchased Securities in accordance with the provisions of this Agreement;

(ix) this Agreement has been, and the Warrant Indenture and Warrant Certificates will be as at the Closing Time, duly executed and delivered by the Corporation and this Agreement constitutes, and as at the Closing Time each of this Agreement, the Warrant Indenture and the Warrant Certificates will constitute, a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(x) the execution and delivery of this Agreement (and when executed and delivered the Warrant Indenture and Warrant Certificates), the issue, sale, placing and delivery of the Purchased Securities, and the performance or the consummation of the transactions contemplated in this Agreement, the Warrant Indenture and Warrant Certificates, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral) or instrument, to which the Corporation or any of the Material Subsidiaries is a party or by which any of them is bound, or to which any of their property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole, nor will such action conflict with or result in any violation of the provisions of the articles of incorporation or other constating documents, by-laws or resolutions of the Corporation or the Material Subsidiaries or any statute or any order, rule or regulation of

any court or governmental agency or body having jurisdiction over them or any of their properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole;

(xi) other than those that have been obtained prior to the date hereof or that are contemplated herein, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or regulatory body is required for the issue, sale and delivery of the Purchased Securities or the consummation by the Corporation of the transactions contemplated in this Agreement;

(xii) the Unit Shares, Underlying Unit Shares, Over-Allotment Shares and Underlying Over-Allotment Shares have been duly authorized for issuance and, upon the Corporation receiving payment of the full consideration therefor, such securities will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation;

(xiii) the Unit Warrants and Over-Allotment Warrants have been duly created and authorized for issuance and, upon the Corporation receiving payment of the full consideration therefor, such securities will be validly issued by the Corporation;

(xiv) the currently outstanding Common Shares are listed on the Toronto Stock Exchange, and prior to the filing of the Prospectus the Corporation will have obtained the conditional approval of the Toronto Stock Exchange to list and post the Unit Shares, Underlying Unit Shares, Over-Allotment Shares, Underlying Over-Allotment Shares, Unit Warrants and Over-Allotment Warrants on the Toronto Stock Exchange (subject to adequate distribution of the Unit Warrants and the Over-Allotment Warrants), effective as at the opening of trading on the Toronto Stock Exchange on the Closing Date;

(xv) the definitive form of certificates for the Unit Shares, Underlying Unit Shares, Over-Allotment Shares and Underlying Over-Allotment Shares, and the Unit Warrants and Over-Allotment Warrants shall be in due and proper form under the laws governing the Corporation and shall comply with the requirements of the Toronto Stock Exchange;

(xvi) the Corporation is a "reporting issuer" in each of the Qualifying Provinces within the meaning of the Securities Laws;

(xvii) the Registrar has been duly appointed as the Canadian registrar and transfer agent for the common shares of the Corporation;

(xviii) no order to cease or suspend trading of any securities of the Corporation has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and no proceedings for such purpose have been instituted and are continuing or are pending or, to the knowledge of the Corporation, contemplated or threatened;

(xix) the information and statements set forth in the Public Record, as such relate to the Corporation, were true, correct and complete in all material respects and did not contain any misrepresentation (as defined under Applicable Securities Laws), as of the respective dates of such information or statements; the Public Record complies with Applicable Securities Laws and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xx) to the knowledge of the Corporation, the Corporation has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable laws (including, without limitation, periodic timely disclosure filings and other materials required to be filed by a "reporting issuer" under Securities Laws in the Qualifying Provinces). All such reports, filings, disclosures, releases or other materials were prepared in accordance with applicable laws (including Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation. There are no material facts or material information and, since December 31, 2005, there has been no material change in the capital, business, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), operations, condition (financial or otherwise), results of operations, financial position, capital or long-term debt or prospects of the Corporation or the Material Subsidiaries, in each case required to be disclosed under applicable laws which have not been generally disclosed and no such disclosure has been made on a confidential basis;

(xxi) there are no claims, actions, suits, arbitrations, proceedings or investigations (whether or not purportedly on behalf of the Corporation) pending or, to the best knowledge of the Corporation or its directors and officers, contemplated or threatened, at law or in equity or before or by any federal, provincial, municipal or other governmental department, court, commission, board or agency, domestic or foreign, which (i) could in any way materially adversely affect the Corporation, or have a significant effect on its business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects, or (ii) which may restrict or prohibit the Corporation from complying with its obligations hereunder, including any claim or question as to the validity of the issuance, sale, placing or delivery of the Purchased Securities, or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement, or (iii) could result in the revocation, cancellation or suspension of any of the Corporation's or any of the Material Subsidiaries' licenses or qualifications to do business;

(xxii) the Corporation has title to its material property and assets and except as disclosed in the Preliminary Prospectus and the Prospectus and the Reserves Report, the Corporation's interest in its material property and assets is held free and clear of all liens and encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by the Corporation, and the

Corporation holds all of its material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by the Corporation and the Corporation has not received notice of any material claim of any sort that has been asserted by any person adverse to the rights of the Corporation to the continuing possession and use of the leased or subleased properties;

(xxiii) the Corporation believes that the Reserves Report reasonably presents the quantity and pre-tax discounted value of the estimated future net revenues of the oil and gas reserves attributable to the Corporation's properties as at the effective date thereof based upon information available in respect of such reserves at the time such report was prepared and the pricing, rate of inflation and other assumptions contained therein. The Corporation has no knowledge of any adverse material change in any reserves information upon which the Reserves Report is based;

(xxiv) the Corporation will apply the net proceeds from the issue and sale of the Purchased Securities to further its exploration and development program in respect of its oil and gas assets located in the United States, and for general working capital;

(xxv) neither the Corporation nor any of the Material Subsidiaries is (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral), undertaking or instrument, to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole; or (ii) in violation of the provisions of its articles of incorporation or other constating documents, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties or agreements which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole;

(xxvi) neither the Corporation nor any of the Material Subsidiaries has received notice from any court or governmental or regulatory authority of any jurisdiction in which it carries on a material part of its business or owns or leases any material property or in or from which it licenses any products, technologies, patents or other intellectual property, of any restriction on its ability to or of a requirement for it to qualify to, nor is the Corporation or any of the Material Subsidiaries otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as described in the Prospectus, except such qualifications as have been satisfied;

(xxvii) the Corporation and each Material Subsidiary is in compliance with Environmental Laws, has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business; and has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or waste, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation;

(xxviii) in the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on its business, operations and properties in the course of which it may identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for cleanup, closure of properties, abandonment of wells or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); the Corporation also trains management personal in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establishes procedures for communicating such incidents to senior management. On the basis of such review, the Corporation has concluded that, as of the date hereof, such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the Corporation, whether or not arising from transactions in the ordinary course of business;

(xxix) except as disclosed in the Prospectus, since December 31, 2005 (i) there has not been any material change or a change in material fact (actual, proposed, threatened or contemplated) in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation or the Material Subsidiaries, and (ii) there has been no transaction entered into by the Corporation or any of the Material Subsidiaries, other than those in the ordinary course of business, which is material to the Corporation and the Material Subsidiaries, taken as a whole, and (iii) the Corporation has not entered into any agreement or taken any action which could reasonably be expected to interfere with the ordinary and normal conduct of its business beyond the Closing Date;

(xxx) the financial statements of the Corporation contained in the Public Record since December 31, 2005 (the "**Financial Information**") were prepared in accordance with Canadian generally accepted accounting principles consistently applied throughout the periods covered thereby and, subject to annual year end adjustments in the case of the unaudited interim financial statements, present fairly the revenues, expenses, profits or losses, assets, liabilities (contingent or otherwise), shareholders' equity, cash flows, results of operations, financial condition and position and changes in financial condition and position of the Corporation and the Material Subsidiaries of the Corporation, on a consolidated basis, as applicable, as at the dates thereof and for the periods covered thereby;

(xxxi) the Corporation does not have any material liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in notes to financial statements prepared in accordance with Canadian generally accepted accounting principles except (i) as are shown in the Financial Information, and (ii) normal current liabilities incurred in the ordinary course of business since December 31, 2005;

(xxxii) there are no shareholders loans owing to or by the Corporation;

(xxxiii) no material information was withheld from the Auditors or Prior Auditors, as the case may be, for the purposes of preparing the Financial Information of the Corporation and all information provided to the Auditors and Prior Auditors for such purposes was given in good faith;

(xxxiv) there has not been any reportable "disagreement" (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the Auditors or Prior Auditors since December 31, 2005;

(xxxv) no material information was withheld from APA Petroleum Engineering Inc. for the purposes of preparing the Reserves Report, and all information provided to APA Petroleum Engineering Inc. for such purposes was given in good faith;

(xxxvi) except as disclosed in the Prospectus, the Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (absolute, accrued, contingent or otherwise) or indebtedness of any other person, firm or corporation other than indemnities provided by the Corporation to its directors and officers in such capacities, to its agents pursuant to prior financings of the Corporation or pursuant to this Agreement and provided by the Corporation pursuant to contracts in the ordinary course of business;

(xxxvii) the Corporation has established financial reporting procedures which provide a reasonable basis for the Corporation and its officers and directors to make proper judgments as to the financial position and prospects of the Corporation and the Material Subsidiaries;

(xxxviii) each of the Corporation and each Material Subsidiary has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date hereof to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to result in an adverse material change in the condition, financial or otherwise, or in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued, thereon which might reasonably be expected to result in an adverse material change to the Corporation and the Material Subsidiaries, taken as a whole;

(xxxix) each of the Corporation and its Material Subsidiaries has made adequate provision for all taxes payable and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or its Material Subsidiaries, and, there are no actions, suits, proceedings, investigations or claims pending or, to the best of the Corporation's knowledge, threatened against the Corporation or its Material Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xl) none of the Corporation or any of its Material Subsidiaries is, and (so far as it is aware) none of them is likely to become, liable to any taxation (other than taxation on trading profits or capital gains provided for in the Financial Information of the Corporation) as a result of any act, omission or arrangement occurring under any direction, control or influence of any director, where one of the purposes in the exercise of such direction, control or influence was any direct or indirect personal benefit of that or any other director, any associate or relative of such director or other director or any person (including without limitation, any body corporate) under the direct or indirect control of such director or other director;

(xli) each of the material contracts of the Corporation has been duly and validly executed and delivered by the Corporation, constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, is in good standing and there has not been any default by or dispute with any party thereunder which might reasonably be expected to result in an adverse material change in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation and its Material Subsidiaries, taken as a whole;

(xlii) the Corporation and/or the Material Subsidiary which is a party, is entitled to the all of the rights and benefits under each of the material contracts, and except as disclosed in the Prospectus, are free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except such as have arisen in the ordinary course of business or that are not material; and except as disclosed in the Prospectus no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any such assets except such as have arisen in the ordinary course of business or that are not material;

(xliii) the Corporation is not aware of any legislation or change in legislation which it anticipates may materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Material Subsidiaries considered as a whole;

(xliv) the corporate records and minute books of each of the Corporation and the Material Subsidiaries which have been made available to the Underwriters and their counsel for review contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of the Corporation held since December 31, 2005, and to the best knowledge of the Corporation, since June 4, 2004, and signed copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Corporation other than at a meeting;

(xlv) other than as set out in the Prospectus, there is, to the Corporation's actual knowledge, having undertaken no inquiry, no agreement in force or effect which in any manner affects or will affect the voting or control of any material number of the securities of the Corporation;

(xlvi) the Corporation is insured by insurers who are, to the knowledge of the Corporation, of recognized financial responsibility against such losses and risks and in such amounts that, to the knowledge of the Corporation, are customary in the business in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation and its businesses, assets, employees, officers and directors are in full force and effect; the Corporation is in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Corporation under any such policy or instruments as to which any insurance company is denying liabilities or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Corporation;

(xlvii) other than pursuant to this Agreement or as disclosed in the Prospectus, the Corporation is not a party to any agreement, contract, arrangement or understanding (written or oral) with any person that would give rise to a valid claim against the Corporation or the Underwriters or any of their Affiliates for a brokerage commission, finder's fee or like payment in connection with the Offering or the transactions contemplated by this Agreement;

(xlviii) except as disclosed in the Prospectus, the Corporation is not a party to any agreement, contract or arrangement (written or oral) with any party not at arm's length to the Corporation, other than any agreement, contract or arrangement that is not, and could not reasonably be expected to become, material to the Corporation;

(xlix) the information supplied by the Corporation to the Underwriters and the Underwriters' counsel in connection with the due diligence conducted by them, including information provided at due diligence sessions, was true and accurate in all material respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them

properly to provide such replies and all such replies have been given in good faith;

(l) no event has occurred and is subsisting or, to the Corporation's knowledge, is about to occur which constitutes or would constitute a default under, or result in the acceleration by reason of default of, any obligations under any agreement, undertaking, instrument or arrangement to which any of the Corporation and the Material Subsidiaries is a party or by which it or any of its properties, revenues or assets are bound, and which would, in any such case, have a material adverse effect on the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of either the Corporation or any of the Material Subsidiaries;

(li) as at the date hereof, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Corporation or the Material Subsidiaries of any material interest in any business (or part of a business) or company, nor are there any other contracts in contemplation by the Corporation, which would warrant disclosure in the Prospectus;

(lii) to the best of the Corporation's knowledge, no insider of the Corporation (within the meaning of applicable Securities Laws) has a present intention to sell any securities of the Corporation; and

(liii) the Corporation is qualified under National Instrument 44-101 of the Canadian Securities Administrators to file a prospectus in the form of a short-form prospectus (Form 44-101F1) in each of the Qualifying Provinces in respect of the Distribution of the Purchased Securities contemplated by this Agreement.

## 5. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than:

(b) 12:00 p.m. (Vancouver time) on February 15, 2007 with respect to the Preliminary Prospectus; and

(c) 12:00 p.m. (Vancouver time) on February 22, 2007 with respect to the Prospectus,

cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment in such numbers and at such location in the Cities of Calgary, Alberta and Toronto, Ontario, in Canada and in the City of London, United Kingdom, as directed by the Underwriters, and as soon as reasonably practicable thereafter, in such numbers and at such locations in other cities in Canada or the United Kingdom as the Underwriters may reasonably request by verbal instructions to the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(d) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with the Offering.

**6. Material Changes and New Filings**

(a) During the period from the date hereof to the Closing Time, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material adverse change (actual, reasonably anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Material Subsidiaries taken as a whole;

(ii) any material fact (other than any fact relating solely to the Underwriters) which has arisen or been discovered and would have been required to have been stated in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) (other than any fact relating solely to the Underwriters or any of them) contained in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum, which fact or change is, or may be, of such a nature as to render any statement in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum misleading or untrue in any material respect or which would result in a misrepresentation in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum or which would result in the Preliminary Prospectus, Prospectus or U.S. Placement Memorandum not complying (to the extent that such compliance is required) with Securities Laws or other applicable securities legislation.

If at any time during the period from the date of this Agreement to the completion of distribution of the Purchased Securities, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Preliminary Prospectus or Prospectus, as the case may be, in order that the Preliminary Prospectus or Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Preliminary Prospectus or Prospectus, as the case may be, and the U.S. Placement Memorandum in order to comply with the requirements under Securities Laws or other applicable securities legislation, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Preliminary Prospectus or Prospectus, as the case may be, and the U.S. Placement Memorandum comply with such securities laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice needs to be given under this paragraph 6(a).

(b) During the period from the date hereof until the Closing Time, the Corporation shall provide to the Underwriters on a timely basis, for review by the Underwriters and the Underwriters' counsel prior to filing, any proposed document, including without limitation any financial statements, annual information form, material change report or information circular, which may be deemed to be incorporated by reference in the Preliminary Prospectus or the Prospectus.

7. **Closing**

(a) The Underwriters' (and any U.S. Substituted Purchaser's and any U.K. Substituted Purchaser's) purchase of the Purchased Securities shall take place at the offices of DuMoulin Black LLP in Vancouver, British Columbia at the Closing Time on the Closing Date or at such other place as the Underwriters and the Corporation may agree.

(b) At the Closing Time, the Corporation shall deliver, as instructed by Canaccord on its own behalf and on behalf of the other Underwriters, one certificate in definitive form representing the Unit Shares, one certificate in definitive form representing the Unit Warrants, and, if applicable, one certificate in definitive form representing the Over-Allotment Shares and one certificate in definitive form representing the Over-Allotment Warrants purchased from it hereunder at such time, each registered in the name of Canaccord Capital Corporation (or in such other name or names as Canaccord may communicate to the Corporation upon at least 48 hours' prior to the Closing Time) (collectively, the "**Global Certificates**") against payment of the purchase price to the order of the Corporation for the Purchased Securities by wire transfer, deposit in an agreed account or other method acceptable to the Corporation, net of the Underwriters' Fee and other fees and expenses payable by the Corporation under section 10.

(c) If the Corporation and the Underwriters agree to other settlement procedures, the Underwriters' Fees and expenses shall be deducted from the last of the proceeds received for the Purchased Securities.

(d) Notwithstanding the foregoing, it is agreed that:

(i) with respect to Purchased Securities that are placed in Europe or to purchasers settling through the CREST System, the Underwriters' purchase of the Purchased Securities may, at the Underwriters' request and subject to such additional documentation being provided to the Corporation by the Underwriters in connection therewith as the Corporation may reasonably request, take place pursuant to typical settlement procedures under the CREST System provided that such

procedures permit the Corporation to comply with all applicable corporate, and regulatory requirements; and

(ii) with respect to Purchased Securities sold in the United States pursuant to Schedule "A" hereto, the Global Certificates delivered at the Closing Time shall omit the Purchased Securities being sold in the United States and the Corporation shall deliver at the Closing Time, with respect to each purchaser in the United States, a certificate in definitive form representing the purchaser's Unit Shares and/or Over-Allotment Shares and a certificate in definitive form representing the purchaser's Unit Warrants and/or Over-Allotment Warrants, each registered in the name of the purchaser or its nominee and the Underwriters shall provide the required registration information to the Corporation no less than 48 hours prior to the Closing Time, together with duly completed and executed certificates of such purchasers, confirming their status as Institutional Accredited Investors or Qualified Institutional Buyers, as the case may be.

**8. Conditions of Closing**

(a) The obligation of the Underwriters to purchase the Purchased Securities will be subject to the receipt by the Underwriters at the Closing Time of:

(i) a certificate dated the Closing Date and signed by the Corporation's President and Chief Executive Officer and Chief Financial Officer certifying on behalf of the Corporation that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

(A) the Corporation has complied in all material respects with all terms and conditions of this Agreement to be complied with by it at or prior to the Closing Time;

(B) no order, ruling or determination having the effect of ceasing or suspending trading in the common shares of the Corporation or any other securities of the Corporation in any of the Qualifying Provinces has been issued and no proceedings for such purpose are pending, contemplated or threatened;

(C) since the date hereof, no event or change has occurred which has had a material adverse effect on the business, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation or its Material Subsidiaries or their properties, taken as a whole, and which is not, or is not required by applicable Securities Laws to be, disclosed in or contemplated by the Prospectus or any Prospectus Amendment (including the documents incorporated therein by reference); and

(D) the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time;

(ii) comfort letters from the Auditors and Prior Auditors, each dated the Closing Date and satisfactory in form and substance to the Underwriters bringing the information contained in the comfort letter referred to in paragraph 3(a) hereof forward to the Closing Date, provided that such comfort letter shall be based on a review by the Auditors and Prior Auditors, respectively, having a cut-off date not more than three business days prior to the Closing Date;

(iii) evidence satisfactory to the Underwriters that the Purchased Securities, when issued, will be listed and posted for trading on the Toronto Stock Exchange subject to customary conditions of such exchange, and that application has been made by the Corporation for the admission to trading on AIM of the Unit Shares and Over-Allotment Shares, and that the Underlying Unit Shares and Underlying Over-Allotment Shares have been approved for listing by the Toronto Stock Exchange; provided that, the Corporation will not be required to list any Warrants as a condition of closing if the Underwriters are unable to satisfy the minimum public distribution requirements of the Toronto Stock Exchange in respect thereof;

(iv) an executed copy of the Warrant Indenture, in form and substance acceptable to the Underwriters;

(v) an opinion of DuMoulin Black LLP, counsel for the Corporation, dated the Closing Date, addressed to the Underwriters and their counsel in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the Distribution of the Purchased Securities;

(vi) an opinion of Shearman & Sterling LLP, U.S. counsel for the Corporation, dated the Closing Date, addressed to the Underwriters and their counsel in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the U.S. Placement; and

(vii) if requested by the Underwriters with adequate notice to the Corporation, an opinion of Albanian legal counsel to the Corporation with respect to such matters of Albanian law as may reasonably be requested by the Underwriters.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation as to matters which relate specifically to the Corporation and that counsel for the Corporation and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and of the Auditors and Prior Auditors, and that the opinions of counsel may be subject to reasonable qualifications, including the usual enforceability qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

í

**9. Indemnification and Contribution**

(a) The Corporation shall protect and indemnify the Indemnified Parties from and against all losses (other than loss of profit in connection with the Distribution of the Purchased Securities), claims, costs, damages, liabilities and expenses (a "**Claim**") in any way caused by or arising directly or indirectly from or as a consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters or any of them and provided by the Underwriters or any of them for inclusion in the Prospectus) contained in the Prospectus, the U.S. Placement Memorandum, or any Prospectus Amendment or in any certificate or other document of the Corporation filed with any securities commission or similar regulatory authority being or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(ii) any omission or alleged omission to state in the Prospectus, the U.S. Placement Memorandum, or any Prospectus Amendment or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission or similar regulatory authority, any fact or information (except facts relating solely to the Underwriters or any of them), whether or not material, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or enquiry, investigation or proceeding, whether formal or informal, commenced, announced or threatened by any securities regulatory authority or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, omission or misrepresentation relating solely to the Underwriters or any of them and provided or not provided by the Underwriters, as the case may be) in the Prospectus, the U.S. Placement Memorandum or in any Prospectus Amendment or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission or similar regulatory authority, or based upon any failure to comply with Securities Laws (other than any failure or alleged failure to comply by any Underwriter), preventing or restricting the trading in or the sale or distribution of the Purchased Securities in any of the Qualifying Provinces or in the United States or in Europe;

(iv) the breach by the Corporation of any representation or warranty in this Agreement or the failure of the Corporation to comply with any of its obligations under this Agreement;

(v) the non-compliance or alleged non-compliance by the Corporation with any Securities Laws or any other applicable securities law in connection with the Offering and the transactions contemplated by this Agreement

including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(vi) the creation, allotment, issue, transfer, sale, offering and delivery of the Purchased Securities pursuant to the provisions of this Agreement.

The rights of indemnity contained in this paragraph 9(a) supersede any rights of indemnity provided to Canaccord Adams Limited or the Underwriters pursuant to the engagement letter between the Corporation and the Canaccord Adams Limited dated effective February 9, 2007. The rights of indemnity contained in this paragraph 9(a) shall not apply to the Underwriters, any agent and their respective directors, officers, employees and control persons if the Corporation has complied with the provisions of paragraphs 5(a) and 6(a) and the person asserting any Claim contemplated by this paragraph 9(a) was not provided with a copy of the Prospectus or any Prospectus Amendment which corrects any misrepresentation or alleged misrepresentation which is the basis of such Claim and which is required, under applicable Securities Laws, to be delivered to such person by the Underwriters.

(b) If any Claim contemplated by paragraph 9(a) shall be asserted against any of the Indemnified Parties, the Indemnified Party concerned shall promptly notify the Corporation of the nature of such Claim (provided that any failure to so notify promptly shall relieve the Corporation of liability under this paragraph to the extent that such failure prejudices the Corporation's ability to defend such Claim) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such Claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Underwriters, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable period of time, (ii) the employment of such counsel has been authorized in writing by the Corporation, or (iii) the named parties to any such Claim include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent or any admission of liability without its prior written consent. It is the intention of the Corporation to constitute the Underwriters as

trustee, for the Underwriters' agents and their respective directors, officers, employees and persons who control the Underwriters, of the covenants of the Corporation under paragraphs 9(a) and (b) with respect to the Underwriters', directors, officers, employees and controlling persons, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(c) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 9(a) is unavailable (other than in accordance with its terms), in whole or in part, to an Indemnified Party in respect of any Claims, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses:

(i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the Offering of the Purchased Securities; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9(a) which resulted in such Claims, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the Offering (net of the Underwriting Fee but before deducting expenses) received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, enquiry, investigation or other matter or thing referred to in paragraph 9(a) which resulted in such Claims relates to information supplied by or steps or actions taken or done or omitted by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation referred to in paragraph 9(a). The amount paid or payable by an Indemnified Party as a result of the Claims referred to above shall be deemed to include, subject to the limitations set forth in paragraph 9(b), any legal or other out-of-pocket expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses, whether or not resulting in any such Claims.

(d) No party who has engaged in fraud, wilful default, fraudulent misrepresentation or negligence shall be entitled to claim indemnification pursuant to paragraph 9(a) or contribution pursuant to paragraph 9(c) from any person who has not engaged in such fraud, wilful default, fraudulent misrepresentation or negligence.

(e) If any provision of paragraphs 9(a), 9(b) or 9(c) is determined to be void, voidable or unenforceable, in whole or in part, such determination shall not affect or impair or be

deemed to affect or impair the validity of any other provisions of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(f) The rights to indemnification and contribution provided in this paragraph 9 shall be in addition to and not in derogation from any other rights which the Underwriters may have by statute or otherwise at law.

**10. Expenses**

Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the sale of the Purchased Securities and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities for sale to the public, the fees and expenses of the Corporation's and the Underwriters' counsel, and all costs incurred in connection with the preparation, printing and delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (including commercial copies thereof) and the certificates for the Purchased Securities in definitive form. Notwithstanding the foregoing, the fees and expenses of counsel to the Underwriters, out-of-pocket expenses incurred by the Underwriters and the cost of advertisements placed by the Underwriters shall be paid by the Underwriters if the sale of the Purchased Securities is not completed due to any failure on the part of the Underwriters to comply with the terms of this Agreement.

**11. Early Termination**

(a) In addition to any other remedies which may be available to the Underwriters, the Underwriters shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(i) there shall occur any adverse material change or adverse change in a material fact in relation to the Corporation (including, without limitation, its business operations, or financial condition), or if there shall come into existence any material fact or development in relation to the Corporation that could in the Underwriters' reasonable opinion, have a material adverse effect on the market price or value of the Purchased Securities; or

(ii) there shall have occurred any change in the applicable securities laws of any province of Canada, or any state of the United States or in the United Kingdom or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or in the United Kingdom or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding or other based upon activities of the Underwriters and not upon activities of the Corporation), which, in the opinion of Canaccord, prevents or restricts trading in or the distribution of the Purchased Securities or adversely affects or might reasonably be

expected to adversely affect the investment quality or marketability of the Purchased Securities; or

(iii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; or

(iv) a cease trading order is made by any Securities Commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(v) if the Corporation fails to obtain any required regulatory approval in connection with the Offering, including, without limitation, the approval of the Toronto Stock Exchange relating to the posting and listing of the Purchased Securities, Underlying Unit Shares or Underlying Over-Allotment Shares and AIM as to the admission of the Purchased Securities other than the Warrants and Over-Allotment Warrants; or

(vi) if the Corporation fails to file the Preliminary Prospectus, or Prospectus, and obtain an MRRS Decision Document therefor, within the time limits set forth in paragraph 2(b) hereof,

the Underwriters shall be entitled to terminate and cancel their obligations to the Corporation by written notice to that effect given to the Corporation prior to the Closing Time.

(b) Any such termination shall be effected by giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to paragraph 11(a), there shall be no further liability on the part of the Underwriters or of the Corporation to the Underwriters except in respect of the payment of such of the expenses referred to in paragraph 10 payable by the Corporation as shall previously have been incurred and any liability which may have arisen or may thereafter arise under paragraph 9 hereof.

(c) Subject to the terms and conditions hereof, the obligations of the Underwriters to purchase the Offered Units shall be several and not joint. The percentage of the aggregate number of the Offered Units to be separately purchased and paid for by the Underwriters shall be as follows:

| | |
|---|---|
| Canaccord Capital Corporation | 60% |
| Orion Securities Inc. | 40% |

If at the Closing Time, any Underwriter shall fail or refuse to purchase its respective percentage of the Offered Units to be purchased at that time, the remaining Underwriter shall have the right, but not the obligation, to purchase all, but not less than all, of the Offered Units to be purchased at that time which would otherwise have been purchased by the Underwriter which fails to purchase.

12. **Terms and Conditions**

All material terms and conditions of this Agreement shall be construed as conditions, and any material breach or failure by the Corporation to comply in all material respects with any such material terms or conditions shall entitle the Underwriters to terminate their obligations to purchase the Offered Units and, if applicable, any Over-Allotment Shares and Over-Allotment Warrants, by giving written notice to that effect to the Corporation at or prior to the Closing Time. The determination as to whether a term or condition of this Agreement is a material term or condition shall be decided by the Underwriters and the Corporation who shall act reasonably in making any such determination. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing. In the event of the termination of the Underwriters' obligations pursuant to this paragraph 12, the Corporation's liability hereunder shall be limited to payment of such of the expenses referred to in paragraph 10 hereof payable by the Corporation as shall previously have been incurred and to any liability which may have arisen or may thereafter arise under paragraphs 9(a) and 9(c).

13. **Future Offerings**

The Corporation shall agree not to issue or sell any common shares or financial instruments convertible or exchangeable into common shares of the Corporation, other than for purposes of the stock option plan of the Corporation or to satisfy existing instruments already issued as of the date hereof, for a period of 90 days from the Closing Date, without the prior consent of the Underwriters, such consent not to be unreasonably withheld.

14. **Trading by Directors and Officers**

The Corporation agrees to disclose to the Underwriters the trading history of the Corporation's officers and directors and any exercise of their options on common shares of the Corporation in the 30-day period preceding the date hereof. The Corporation further agrees that it will use all reasonable efforts to prevent its officers and directors from selling, without the prior written consent of the Underwriters, any securities of the Corporation until after the Closing Time.

15. **Survival**

The representations, warranties, covenants, indemnities and agreements of the Corporation contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Purchased Securities, and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

16. **Authority to Canaccord**

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by Canaccord, which has the

authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of matters arising under sections 9 and 11. Canaccord shall consult fully with the other Underwriters with respect to every notice, waiver, extension or other communication. As to matters arising under sections 9 and 11, the Corporation shall only act on a notice, waiver, extension or other communication given by an Underwriter acting on its own behalf.

**17. Notices**

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "**Notice**") shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Bankers Petroleum Ltd.
Suite 800, 906 – 12th Avenue S.W.
Calgary, Alberta T2R 1K7

Attention: Richard Wadsworth
Fax: (403) 244-5156

with a copy to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5

Attention: Mary P. Collyer
Fax: (604) 687-3635

If to the Underwriters, addressed and sent to:

Canaccord Adams Limited
Brook House, 1st Floor
27 Upper Brook Street
London, United Kingdom W1K 7QF

Attention: Ryan Gaffney
Fax: 44- 20-7050-6580

and to:

Canaccord Capital Corporation
TransCanada Tower, Suite 2200
450 - 1st Street S.W.
Calgary, Alberta T2P 5P8

Attention: George T. Wilson
Fax: (403) 508-3866

and to:

Orion Securities Inc.
Suite 1210, 335 - 8th Avenue S.W.
Calgary, Alberta T2P 1C9

Attention: Dan Cristall
Fax: (403) 263-9794

with a copy to:

McCarthy Tétrault LLP
421 — 7th Avenue SW
Calgary, Alberta T2P 4K9

Attention: Michael J. Bennett
Fax: (403) 260-3501

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; (ii) a Notice which is sent internationally by pre-paid recorded international mail shall be deemed to be given five Business Days following the day of posting; and (iii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

**18. Conflict of Interest**

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Securities Laws and have fiduciary relationships with their respective clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their respective clients. To the extent that the Underwriters' statutory obligations as registrant under the Securities Laws or fiduciary relationships with their respective clients conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Securities Laws and their fiduciary duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Securities Laws or to satisfy their fiduciary duties to their clients.

**19. Miscellaneous**

(a) Time shall be of the essence of this Agreement.

(b) Unless otherwise provided, all dollar amounts referred to in this Agreement are in Canadian funds.

(c) This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

(d) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same Agreement.

(e) The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

**[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]**

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Purchased Securities on the terms set out herein.

Yours truly,

**CANACCORD CAPITAL CORPORATION**

By: *(signed) Ali Pejman*

**ORION SECURITIES INC.**

By: *(signed) Daniel J. Cristall*

The foregoing offer is in accordance with our understanding and is accepted by the Corporation as of February 14, 2007.

**BANKERS PETROLEUM LTD.**

By: *(signed) Richard Wadsworth, President*

**Schedule "A" to an underwriting agreement dated February 14, 2007 among Bankers Petroleum Ltd., Canaccord Capital Corporation and Orion Securities Inc.**

**U.S. SELLING RESTRICTIONS**

Capitalized terms used but not defined in this Schedule "A" shall have the meanings ascribed thereto in the underwriting agreement dated February 14, 2007 among Bankers Petroleum Ltd., Canaccord Capital Corporation and Orion Securities Inc. (the "Underwriting Agreement") to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Purchased Securities forming part thereof.

(b) "**Documents**" means the Underwriting Agreement, the U.S. Placement Memorandum of the Corporation and the Prospectus;

(c) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a) (1), (2), (3) and (7) of Regulation D;

(d) "**Lead Underwriter**" means Canaccord Capital Corporation;

(e) "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 % of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 % of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

(f) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or on the internet or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(g) "**Investment Company Act**" means the United States Investment Company Act of 1940, as amended;

(h) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(i) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(j) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(k) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(l) "**SEC**" means the United States Securities and Exchange Commission;

(m) "**Selling Firms**" means the dealers and brokers other than the Underwriters, if any, who participate in the offer and sale of the Purchased Securities pursuant to the Underwriting Agreement;

(n) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(o) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(p) "**U.S. Affiliate**" means Canaccord Capital Corporation (U.S.A.), Inc.;

(q) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(r) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. The Lead Underwriter:

(a) represents that the U.S. Affiliate is a broker-dealer duly registered as such with the SEC and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

3. Each of the Underwriters (in the case of the Lead Underwriter, on behalf of itself and the U.S. Affiliate):

(a) acknowledges that the Purchased Securities have not been and will not be registered with the SEC under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered or sold, and will not offer or sell, any of the Purchased Securities constituting part of its allotment within the United States except in accordance with this Schedule "A";

(b) agrees that neither it, nor any of its affiliates (including, in the case of the Lead Underwriter, the U.S. Affiliate) or any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Purchased Securities;

(ii) except to the extent permitted by paragraph 3 of this Schedule "A", have made or will make (A) any offer to sell or solicitation of an offer to buy any of the

Purchased Securities to any person in the United States or any U.S. Person, or (B) any sale of the Purchased Securities to any person unless (1) the seller of such Purchased Securities and any person acting on its behalf reasonably believe that, at the time such person placed the order to purchase Purchased Securities, such person was outside the United States and was not a U.S. Person, and (2) such sale is otherwise in compliance with the applicable requirements of Rule 903 of Regulation S,

(iii) have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

(iv) have solicited or will solicit offers to buy, or offers to sell, the Purchased Securities by means of any form of General Solicitation or General Advertising in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act or which would otherwise cause the exemption afforded by Regulation S to be unavailable for offers and sales of the Purchased Securities pursuant to the Underwriting Agreement;

(c) warrants that all offers of the Purchased Securities in the United States will be effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(d) agrees that neither it, nor any of its affiliates (including, in the case of the Lead Underwriter, the U.S. Affiliate) has used or will use any written material other than the Documents, any document incorporated therein by reference, or a cover letter to accompany such documents, in a form approved by the Corporation;

(e) represents that, immediately prior to transmitting the Documents to offerees in the United States, it and the U.S. Affiliate had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or Institutional Accredited Investor, and, on the Closing Date, it continues to believe or will continue to believe that each such offeree who purchased Purchased Securities in the United States from it or the U.S. Affiliate is a Qualified Institutional Buyer and each such offeree who purchased Purchased Securities in the United States from the Corporation as a substituted purchaser is an Institutional Accredited Investor;

(f) represents that it or the U.S. Affiliate informed, or prior to the Closing Date will inform, each offeree in the United States that the Purchased Securities have not been and will not be registered under the U.S. Securities Act and are being sold to it without registration under the U.S. Securities Act in reliance on Rule 144A or Section 4(2) of the U.S. Securities Act, as the case may be;

(g) agrees that at closing, it and the U.S. Affiliate will provide a certificate substantially in the form of Exhibit 1 to this Schedule "A"; and

(h) covenants and agrees that the U.S. Affiliate selling Purchased Securities in the United States is a Qualified Institutional Buyer.

4. It is understood and agreed by the Underwriters that the Purchased Securities may be offered and sold by the Underwriters in the United States may be made only (a) by the Underwriters or the U.S. Affiliate, acting as principals, pursuant to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the

requirements of Rule 144A and (b) by the Corporation pursuant to Section 4(2) of the U.S. Securities Act to substituted purchasers provided by the Underwriters whom the Underwriters or U.S. Affiliate reasonably believe, based upon a pre-existing business relationship, to be Institutional Accredited Investors and, in all cases in compliance with any applicable state securities laws of the United States and all United States' state and federal laws governing the registration and conduct of securities brokers and dealers, provided that, prior to any such sale, each purchaser shall have been provided with a copy of the Documents (and all amendments and supplements thereto and final forms thereof) and each such purchaser shall have executed and delivered either a Certificate and Agreement of Qualified Institutional Buyer in the form and substance of Exhibit 2 hereto (the "**QIB Certificate**") or, in the case substituted purchasers who are Institutional Accredited Investors, a U.S. Purchaser's Letter in the form of Exhibit A to the U.S. Placement Memorandum (the "**U.S. Purchaser's Letter**").

5. The Underwriters agree that they have caused or will promptly cause each of the Selling Firms to acknowledge in writing its awareness of and agreement to be bound by, and shall use its best efforts to ensure that each of the Selling Firms complies with, the provisions of this Schedule "A" in connection with all offers and sales of the Purchased Securities.

6. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Corporation with respect to the distribution of the Purchased Securities, except

   (a) with the U.S. Affiliate, or

   (b) with the Selling Firms in accordance with paragraph 4 of this Schedule "A", except that nothing in this Schedule "A" shall in any way restrict offers and sales in accordance with Rule 144A.

7. The Corporation hereby represents and warrants to the Underwriters that:

   (a) the Documents, at the date hereof, do not and at the Closing Date will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Date, will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

   (b) neither the Corporation, nor any of its affiliates (as defined in Rule 501(b) of Regulation D) nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Purchased Securities under the U.S. Securities Act;

   (c) neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in respect of which no representation is made) has engaged in any form of General Solicitation or General Advertising or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Purchased Securities in the United States;

(d) neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Purchased Securities;

(e) the Corporation is a Foreign Issuer;

(f) the Corporation reasonably believes that there is no Substantial U.S. Market Interest in the Purchased Securities or in any securities of the Corporation which are of the same class as Purchased Securities;

(g) the Purchased Securities will not be, at the time of their issuance, of the same class as any security listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act or quoted in an automated inter-dealer quotation system in the United States or convertible or exchangeable into securities so listed or quoted;

(h) the Corporation is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act;

(i) the Corporation has not, in connection with the offer and sale of the Purchased Securities, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Corporation (except as contemplated by the Underwriting Agreement); and

(j) the Corporation has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Purchased Securities.

8. The Corporation covenants and agrees with the Underwriters that:

(a) if, at any time prior to the completion of the sale of the Purchased Securities by the Underwriters, any event occurs as a result of which the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Documents to comply with applicable law, the Corporation will promptly notify the Underwriters of the same and will prepare and provide to the Underwriters an amendment or supplement which will correct such statement or omission or effect such compliance;

(b) neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in respect of which no covenant is made) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Purchased Securities under the U.S. Securities Act;

(c) neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in

respect of which no covenant is made) will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Purchased Securities in the United States;

(d) so long as any of the Purchased Securities are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may not be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act or it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities;

(e) in the case of Purchased Securities offered and sold in the United States that are represented by certificates, the Corporation shall give the transfer agent for such securities stop transfer orders to implement the restrictions on transfer set forth in the QIB Certificate and the U.S. Purchaser's Letter and the Corporation shall decline to recognize or register on its books any transfer not made in accordance with such restrictions;

(f) in the case of Purchased Securities offered and sold in the United States, the Corporation shall instruct the transfer agent and any depositary facility that physical certificates for such securities, if and when delivered, and any certificates delivered in exchange therefore or in substitution thereof, shall bear the legend set forth in the QIB Certificate or the U.S. Purchaser's Letter, as appropriate;

(g) neither the Corporation, nor any of its Affiliates, nor any person acting on its or their behalf (other than the Underwriters, the Selling Firms, and their respective Affiliates, in respect of which no covenant is made) will engage in any Directed Selling Efforts with respect to the Purchased Securities;

(h) the Purchased Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act; and

(i) the Corporation will not make any sale of Purchased Securities to any person in the United States or any U.S. Person unless the Corporation has reasonable grounds to believe that such person is an Institutional Accredited Investor.

## EXHIBIT 1

### Underwriters' Certificate

In connection with the offer and sale of the Purchased Securities (as defined in the Underwriting Agreement, described below) of Bankers Petroleum Ltd. (the "**Corporation**") to one or more U.S. institutional investors (the "**U.S. Securities Purchasers"**), Canaccord Capital Corporation (U.S.A.), Inc., which has signed below in its capacity as placement agent in the United States (the "**U.S. Affiliate**") for Canaccord Capital Corporation and Orion Securities Inc. (the "**Underwriters**"), being the underwriters named in the Underwriting Agreement dated February 14, 2007 between the Underwriters and the Corporation (the **"Underwriting Agreement"**), does hereby certify that:

1. the U.S. Affiliate is a broker-dealer duly registered with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Purchased Securities in the United States will be effected by the U.S. Affiliate in accordance with all U.S. federal and state laws governing the registration and conduct of brokers and dealers;

2. it has not solicited offers for, or offers to sell, the Purchased Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Purchased Securities in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act).;

3. each offeree was provided with a preliminary prospectus and a prospectus, together with a U.S. covering memorandum relating to the offering of the Purchased Securities in the United States (together, the "**Offering Documents**") and it has not used and will not use any written material other that the Offering Documents;

4. immediately prior to transmitting the Offering Documents to offerees in the United States, it had reasonable grounds to believe and did believe that each offeree was either (a) a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "**Qualified Institutional Buyer**") or (b) an institutional "accredited investor" specified in Rule 501(a) (1), (2), (3) and (7) of Regulation D under the U.S. Securities Act (an "**Institutional Accredited Investor**"), and, on the date hereof, it continues to believe that each such offeree who purchased Purchased Securities from the Lead Underwriter through the U.S. Affiliate is a Qualified Institutional Buyer and that each offeree that purchases Purchased Securities from the Corporation as a substituted purchaser is an Institutional Accredited Investor (as defined in the Underwriting Agreement) with whom the Lead Underwriter or the U.S. Affiliate had a pre-existing business; and

5. the offering of the Purchased Securities in the United States has been conducted by it in accordance with the Underwriting Agreement.

Dated:______________, 2007

**CANACCORD CAPITAL CORPORATION (U.S.A.), INC.**

By: ____________________________

Name: ____________________________

Title: ____________________________

**CANACCORD CAPITAL CORPORATION**

By: ____________________________

Name: ____________________________

Title: ____________________________

**EXHIBIT 2**

**CERTIFICATE AND AGREEMENT OF QUALIFIED INSTITUTIONAL BUYER**

| | |
|---|---|
| **TO:** | **Bankers Petroleum Ltd.** |
| **AND TO:** | **Canaccord Adams Limited** |
| | **Canaccord Capital Corporation** |
| | **Canaccord Capital Corporation (U.S.A.), Inc.** |
| | **Orion Securities Inc.** |

In connection with the purchase by the purchaser (the "Purchaser") of common shares (the "Shares") of Bankers Petroleum Ltd., an Alberta corporation (the "Corporation"), the Purchaser or the undersigned on behalf of the Purchaser, as the case may be, hereby certifies and agrees for the benefit of each of you that:

6. The Purchaser is a "qualified institutional buyer" as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") because the Purchaser either:

***(check one of the following categories)***

☐ (A) is a dealer registered under Section 15 of the United States Securities Exchange Act of 1934, as amended and, as of the end of the Purchaser's most recent fiscal year, owned and invested on a discretionary basis an aggregate of not less than U.S. $10,000,000 in securities of issuers not affiliated with it, which securities do not include any unsold allotment to or subscription by the Purchaser as a participant in a public offering; or

☐ (B) is an investment company registered under the United States Investment Company Act of 1940 and, as of the end of the Purchaser's most recent fiscal year, it, alone or in the aggregate with other investment companies having the same investment adviser, owned and invested on a discretionary basis an aggregate of not less than U.S. $100,000,000 in securities of issuers not affiliated with it; or

☐ (C) is a ________________________________ **[specify nature of entity, such as insurance company, employee benefit plan, collective or master bank trust fund, etc.]** and qualified institutional buyer other than a dealer or an investment company and, as of the end of the Purchaser's most recent fiscal year, owned and invested on a discretionary basis an aggregate of not less than U.S. $100,000,000 in securities of issuers not affiliated with it. In addition, if a bank, it has an audited net worth of at least U.S. $25,000,000.

7. The Purchaser has calculated the amount of securities owned or invested referred to above in accordance with Rule 144A under the Securities Act.

8. If the Purchaser is an investment company, the investment adviser named below is the investment adviser to the Purchaser and the person signing on behalf of the investment adviser is an executive officer of the investment adviser.

9. The person signing on behalf of the Purchaser is the chief financial officer or other executive officer of the Purchaser.

10. The Purchaser is aware that the Shares have not been and will not be registered under the Securities Act and that the sale to it of such securities is being made in reliance on the exemption from such registration provided by Rule 144A, and the Purchaser certifies that it is and will be acquiring such securities for its own account or for the account of another Qualified Institutional Buyer for which it exercises sole investment discretion.

11. The Purchaser has received all information regarding the Corporation that it has requested and to which it is entitled under Rule 144A(d)(4).

12. The Purchaser acknowledges that the Shares will be "restricted securities" for the purposes of the Securities Act and agrees that if it shall decide to offer, sell or otherwise transfer any of such securities, the same may be offered, sold or otherwise transferred only (a) to the Corporation (b) outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act, (c) inside the United States in accordance with (i) Rule 144 under the Securities Act, if available, or (ii) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (d) pursuant to another exemption from the registration requirements of the Securities Act, or (e) under an effective registration statement under the Securities Act, in each case subject to the right of the Corporation to require delivery of an opinion of counsel, certificate or other acceptable to it in form and substance, and in each case in compliance with applicable state securities laws.

13. The Purchaser understands and acknowledges that, for so long as the Shares remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, they may not be deposited into any unrestricted depository receipt facility established or maintained by a depository bank.

14. The Purchaser hereby makes the representations, warranties and covenants of the Purchaser set forth in the U.S. Private Placement Memorandum to be dated on or about February 21, 2007.

Date: ____________________

____________________________________
Print name of Purchaser

By: ____________________

Print name: ____________________

Title: ____________________

AND

if the Purchaser is an investment company, its investment adviser must fill in below:

Print name of investment adviser

as investment adviser to the Purchaser, with
respect to numbered paragraphs 1(b), 2 and 3 only

By: ______________________________

Print name ______________________________

Title: ______________________________

Preliminary short form prospectus, filed February 14, 2007

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities law and may not be offered, sold or delivered within the United States of America or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. See "Plan of Distribution".*

*This document is only being and may only be distributed to and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("**FSMA**") and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Financial Promotion Order**") (all such persons together being referred to as "**relevant persons**"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of FSMA. Accordingly, this document has not been approved as a prospectus by the United Kingdom Financial Services Authority ("**FSA**") under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.*

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from Bankers Petroleum Ltd. at Suite 800, 906 – 12 Avenue S.W. Calgary, Alberta T2R 1K7 (Telephone 403-541-5346), and are also available electronically at www.sedar.com.***

Bankers PETROLEUM LTD

**Preliminary Short Form Prospectus**

New Issue | February 14, 2007

**BANKERS PETROLEUM LTD.**

**$22,000,000**

**31,428,572 Units**

This short form prospectus (this "**Prospectus**") qualifies the distribution (the "**Offering**") of an aggregate of 31,428,572 Units (the "**Units**") of Bankers Petroleum Ltd. ("**Bankers**" or the "**Company**") at a price of $0.70 per Unit (the "**Offering Price**"), each Unit consisting of one (1) common share (an "**Offered Share**") and one-half of one common share purchase warrant (each whole common share purchase warrant a "**Warrant**"), pursuant to an underwriting agreement between Bankers and Canaccord Capital Corporation ("**Canaccord**") and Orion Securities

Inc. ("**Orion**") (collectively, Canaccord and Orion are referred to as the "**Underwriters**"). Each Warrant will entitle the holder to purchase one common share (a "**Warrant Share**") at a price of $0.90 per Warrant Share at any time before 4:30pm (Calgary time) on the date which is five (5) years after the closing of the Offering. The Offering Price was determined by negotiation between Bankers and the Underwriters.

The Company has granted the Underwriters an option (the "**Over-Allotment Option**"), exercisable in whole or in part in the sole discretion of the Underwriters until thirty (30) days following the Closing Date, to purchase that number of Units (the "**Additional Units**") that is equal to the lesser of: i) the over-allocation position of the Underwriters, determined as at closing; and ii) 15% of the number of Units sold under the Offering, at the Offering Price per Additional Unit. This Prospectus qualifies the distribution of the Over-Allotment Option and Additional Units. See "Plan of Distribution". References to "Offered Shares" and "Warrants" in this Prospectus shall include the Offered Shares and Warrants forming part of the Additional Units, as applicable in the context used.

The outstanding common shares of the Company ("**Common Shares**") are traded on the Toronto Stock Exchange (the "**TSX**") under the symbol "BNK" and have been admitted to trading on the AIM Market of the London Stock Exchange ("**AIM**") under the same symbol. The price of the Common Shares as reported by the TSX and the AIM at the close of business on February 13, 2007 was $0.65 and UK £0.30, respectively. The Company has applied to list the Offered Shares, Warrants and Warrant Shares distributed under this Prospectus on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX, including, in the case of the Warrants, adequate distribution. The Company will apply for the Offered Shares and Warrant Shares to be admitted to trading on AIM in accordance with Rule 29 of the AIM Rules. **The Warrants will not be listed or posted for trading on AIM.**

**Price: $0.70 per Unit**

| | Price to the Public | Underwriters' Fee [(1)] | Net Proceeds to the Company [(2)] |
|---|---|---|---|
| Per Unit ........................ | $0.70 | $0.035 | $0.665 |
| Total ........................ | $22,000,000.00 | $1,100,000.00 | $20,900,000.00 |

**Notes:**

(1) A fee equal to 5% of the gross proceeds from the sale of the Units (the "**Underwriters' Fee**") will be paid to the Underwriters upon completion of the Offering. See "Plan of Distribution".

(2) Before deducting expenses of the Offering, estimated to be $200,000, which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) If the Over-Allotment Option is exercised for the maximum amount, the total number of Units sold under the Offering will be 36,142,857, the cumulative gross proceeds will be approximately $25,300,000, the total Underwriters' fee will be $1,265,000 and total net proceeds to the Company will be $24,035,000, before deducting costs of the Offering.

Investing in the Units involves risks. See "Risk Factors".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by Bankers and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by DuMoulin Black LLP on behalf of Bankers, by McCarthy Tétrault LLP on behalf of the Underwriters, and by Thorsteinssons LLP on behalf of Bankers in relation to certain Canadian tax matters.

The following table sets forth the number of compensation securities held by the Underwriters:

| Underwriters' Position | No. of Securities held | Exercise period/ acquisition date | Exercise price |
|---|---|---|---|
| Over-Allotment Option | (1) | (1) | $0.70 |
| Other compensation securities | 928,091 (2) | (2) | $0.95 |

**Notes:**

(1) The Over-Allotment Option is that number of Additional Units equal to the lesser of: (i) the "over-allocation position" determined as at the Closing Date; and (ii) that number of Units which represents 15% of the Units sold pursuant to the Offering at the Offering Price. The Over-Allotment Option will be exercisable by the Underwriters, in whole or in part, at any time for 30 days following the Closing Date.

(2) Common share purchase warrants issued on exercise of previously issued compensation options. 681,068 warrants are held by Orion and 247,023 warrants are held by Canaccord. Each warrant is exercisable to purchase one common share at a price of $0.95 per share on or before November 10, 2009.

**The Company may be considered a "connected issuer" of Canaccord for purposes of applicable securities legislation on the basis that a director of Bankers is also a director of Canaccord Capital Inc., the parent of Canaccord. See "Plan of Distribution".**

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates representing the Offered Shares and Warrants will be available for delivery at the closing of the Offering, which is expected to occur on or about March 1, 2007 (the "**Closing Date**") but in any event no later than March 15, 2007. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

## FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

This Prospectus contains references to United States dollars, Canadian dollars and Pound Sterling. United States dollars are referred to as "US$", Canadian dollars are referred to as "$" and Pound Sterling are referred to as "£".

The following table sets forth, for each of the years indicated, the exchange rate of United States dollars into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year.

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| High(1) | $1.1726 | $1.2703 | $1.3968 |
| Low(1) | 1.0989 | 1.1507 | 1.1774 |
| Average(2) | 1.1340 | 1.2083 | 1.2959 |
| Closing(1) | 1.1652 | 1.1656 | 1.2036 |

**Notes:**

(1) The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

On February 13, 2006, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = $1.1686.

The financial statements of the Company incorporated by reference in this Prospectus are reported in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

## TABLE OF CONTENTS

## QUALIFIED INVESTMENT

In the opinion of Thorsteinssons LLP, special tax counsel to the Company, based on the current provisions of the *Income Tax Act* (Canada) (the "**Tax Act**"), when the Offered Shares, Warrants and Warrant Shares are listed for trading on the TSX the Offered Shares and Warrants and Warrant Shares will be "qualified investments" under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

## DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Bankers, filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1. the revised initial annual information form dated March 31, 2006 filed pursuant to NI 44-101 (the "**AIF**");

2. the management information circular dated April 21, 2006 prepared in connection with Bankers' annual general meeting of shareholders held May 26, 2006;

3. the Company's National Instrument 51-101 ("**NI 51-101 Report**") Form 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* dated June 26, 2006;

4. the Form 51-101F2 *Report on Reserves Data* dated March 28, 2006 and effective December 31, 2005 prepared by APA Petroleum Engineering Inc., a qualified reserves evaluator under NI 51-101;

5. the Form 51-101F3 *Report of Management and Directors on Oil and Gas Disclosure* dated June 26, 2006;

6. the comparative audited consolidated balance sheets of the Company as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2005 and 2004 together with the notes thereto and the auditors' report thereon;

7. management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2005 and 2004;

8. the comparative unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2006, together with the notes thereto;

9. management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2006;

10. material change report dated February 16, 2006 regarding the appointment of a director;

11. material change report dated March 13, 2006 announcing the closing of underwritten prospectus offering of 50,000,000 common shares at $1.00 per share for gross proceeds of $50,000,000;

12. material change report dated April 3, 2006 announcing receipt of approval for Plan of Development for the Patos-Marinza heavy oil field in Albania;

13. material change report dated May 23, 2006 announcing that the Company's wholly-owned subsidiary, Bankers Petroleum (US) Inc., closed its acquisition from Vintage Petroleum, LLC of four unconventional shale gas prospects in the Northern and Central regions of the United States; and

14. material change report dated November 10, 2006 of the Company announcing that its wholly-owned subsidiary, Bankers Petroleum Albania Ltd., closed a US$20 million debt facility with Raiffeisen Bank Sh.A of Albania.

Any other documents of the type described above, or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, that are filed by the Company with the securities commissions or similar authorities in the provinces of Alberta, British Columbia, and Ontario subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

**The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.**

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this Prospectus contains forward-looking statements pertaining to the following:

- a proposed sale of an interest in the Palo Duro lands;
- performance characteristics of the Company's oil and natural gas properties;
- crude oil production estimates and targets;
- the size of the oil and natural gas reserves;
- capital expenditure programs and estimates;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes and tax laws.

These forward looking statements are based on a number of assumptions, including but not limited to: those set out in the AIF and NI 51-101 Report, availability of funds for capital expenditures, completion of the proposed sale of the Palo Duro lands as contemplated, a consistent and improving success rate for well re-completions at Patos-Marinza, increasing production as contemplated by the Plan of Development for Patos-Marinza, stable costs, availability of equipment and personnel when required for both the Company's US and Albania operations, continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Statements relating to "reserves" or "resources" are inherently forward-looking as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth below and elsewhere in this Prospectus:

- volatility in market prices for oil and natural gas;
- risks inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- the Company's ability to hold existing leases through drilling or lease extensions;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- rising cost of labour and equipment;
- changes in foreign laws and regulations including those related to tax laws and incentive programs relating to the oil and gas industry; and
- the other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing risk factors are not exhaustive. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

## THE COMPANY

**Name and Address**

Bankers Petroleum Ltd. is a company formed under the laws of the Province of British Columbia with its head office and principal place of business located at Suite 800, 906 – 12th Avenue SW, Calgary, Alberta T2R 1K7 and its registered and records office located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

**Summary Description of Business**

The Company and its subsidiaries, Bankers Petroleum (US) Inc. ("**Bankers US**") and Bankers Petroleum Albania Ltd. ("**Bankers Albania**"), are in the business of acquisition, exploration for and development and production of oil and gas properties with a particular focus on heavy oil and natural gas from unconventional sources. Bankers Albania has a 25 year license to develop and to receive 100% of the benefit of all production from the Patos-Marinza heavy oil project in Albania. Bankers US holds an average 75% working interest in an aggregate of approximately 515,000 net acres in the Palo Duro Basin in the Texas panhandle, the Ardmore and Arkoma basins in Oklahoma, the Black Warrior basin in Mississippi and Alabama, and the Appalachia basin in New York, all areas considered to be prospective for natural gas. The Patos-Marinza project is currently the Company's only project with attributable reserves.

## RECENT DEVELOPMENTS

***Albania***

As at 2006 fiscal year end heavy crude oil production from the Patos-Marinza project was 4,406 barrels of oil per day (bopd), an increase of 91% over the 2005 year end rate of 2,305 bopd. Bankers negotiated an increase in the domestic sales price for heavy crude oil sold to Armo Sh.A. ("**Armo**"), effective January 1, 2007. The Company continues to implement the Plan of Development ("**PoD**") approved by the Albania National Agency for Natural Resources ("**NPA**") and is continuing its analysis of its pilot enhanced oil recovery program.

*United States*

Arkoma and Ardmore Basins, Oklahoma

Bankers successfully fracture stimulated its first well, the Nickel Hill #1-26 (in which Bankers US has a 75% working interest), which was drilled to a total depth of 9,983 feet in December 2006. Initial flow rates were 470 million cubic feet a day along with 6 barrels a day of condensate. The well is now shut in for a pressure build-up and awaiting a pipeline connection. In Hughes County the Lake Holdenville #35-1 well (in which Bankers US has an 89% working interest) was drilled to a total depth of 5,499 feet and cased in late December 2006. A fracture stimulation is planned during the first quarter 2007.

Palo Duro Basin

The Misener #1 well was fracture stimulated and tested in both the Granite wash sands and the Bend shale interval. The stimulations did not result in economic production rates. Based on the highly naturally fractured reservoir indicated by logs on this well and the low flow rates experienced, the Company suspects that the formations may have been damaged through the drilling or completion operations on the well. Bankers plans to commingle the intervals and evaluate the combined production rate until further information is obtained about the basin prior to undertaking additional work. The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003; however, the stimulation was unable to regain any significant gas productivity.

In January 2006, Bankers US entered into a letter of intent to sell to Peninsula Merchant Syndications Corp. ("**Peninsula**") up to a 27% interest in all of its leasehold interests as of January 1, 2007 in the Palo Duro basin prospect in the Floyd, Motley and Briscoe counties, Texas, in consideration for US$19.5 million in cash. The transaction is subject to settlement of formal documentation and payment of a US$250,000 non-refundable deposit on or before February 19, 2007. Formal documentation is currently under negotiation. There is no assurance that a final agreement will be reached. Bankers has begun drilling another well in the Palo Duro basin and will utilize an under balanced drilling technique through the Bend Group interval. The intent is to have Peninsula pay their share of the drilling costs, but if the transaction with Peninsula does not close then Bankers may be responsible for up to 100% of the well costs, an estimated US$2.5 million.

**Directors and Officers**

The following table sets forth all current directors and executive officers as of the date of this Prospectus, with each position and office held in the Company and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders.

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Richard Wadsworth**<br>Alberta, Canada<br>President | President of the Company since June 2004. Business Unit Manager - Albania, Premier Oil Plc, seconded as Technical Director and Project Manager to Anglo-Albanian Petroleum Ltd., August 2001 to May 2004. Operations Engineer, Development Engineer, and Senior Exploitation Engineer and Northern Alberta Heavy Oil Manager, Koch Petroleum Canada, 1995 to 2001. | Not applicable(4) |
| **Robert Cross** (1)(3)<br>British Columbia, Canada<br>Chairman (non-executive), Director | Executive Chairman, Northern Orion Resources Inc. July 2002 to July 2005. Managing Director, Vencourt Capital Inc., 1998 to 2002. | June 4, 2004 |

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **C.S. (Juneyt) Tirmandi**<br>Alberta, Canada<br>Chief Financial Officer | Chief Financial Officer, Bankers, December 2005 to present; Senior Vice-President, Tamarack Capital Advisors Inc., a corporate finance firm, November 2004 to December 2005. President, CST Financial Services Inc, a financial advisory services firm, from February 1994 to November, 2004. | Not Applicable(4) |
| **Victor Redekop** (2)<br>Alberta, Canada<br>Director | President, Simmons Energy Services, a private drilling services company. | June 4, 2004 |
| **Jonathan Harris** (1)(2)(3)<br>London, England<br>Director | Business Consultant, Genet Consulting Ltd. since February 2005. Chief Operating Officer, Tribeka Limited, a software distribution and retail company based in London, England, May 2000 to January 2005. | June 4, 2004 |
| **John B. Zaozirny** (3)<br>Alberta, Canada<br>Director | Counsel, McCarthy Tétrault LLP. Director, 1996 to 2005 Vice-Chairman, of Canaccord Capital Inc. | August 4, 2004 |
| **Eric Brown** (1)(2)<br>Alberta, Canada<br>Director | Senior Vice-President, Tamarack Capital Advisors Inc. and Partner, Meyers Norris Penny LLP, June 2006 to present; Regional Managing Partner, Alberta Advisory Services, Meyers Norris Penny LLP, March 2002 to May 2006; Partner, Cascadia Ventures Inc. March 1995 to February 2002 | February 16, 2006 |
| **Ford G. Nicholson**<br>British Columbia, Canada<br>Director | President and director Bankers US., January 2005 to August 2006. President Kepis & Pobe Investments Inc., a private investment company since July 2001. | August 11, 2006 |
| **Robert Petryk** (5)<br>Alberta, Canada<br>Vice-President Operations | Vice-President, Operations, Bankers, January 2006 to present. President, Amorak Holdings Ltd., April 2004 to December 2005. President and Chief Executive Officer, Redwood Energy Ltd., September 1999 to April 2004. | Not Applicable |
| **Susan Soprovich**<br>Alberta, Canada<br>Vice-President Investor Relations and Corporate Governance | Vice-President, Investor Relations and Corporate Governance, Bankers, April 2006 to present. Director, Investor Relations, Fording Canadian Coal Trust, August 2004 to March 2006. Director, Investor Relations, Cavell Energy Corporation February 2003 to August 2004. Senior Consultant, GPC International January 2001 to February 2003. | Not Applicable |
| **Wolf Regener**<br>California, USA<br>Executive Vice-President of the Company and President of Bankers US | Various positions including, Head of land acquisitions, Executive Vice-President and currently President, Bankers US and Executive Vice-President, Bankers, January 2006 to current; Private Consultant, February 2005 to December 2005; Senior Vice-President, Tartan Energy USA Corp (Camarillo), January 2003 to December 2005; President, R&R Resources, LLC (Camarillo), December 1997 to present. | Not Applicable |
| **Suneel Gupta**<br>Alberta, Canada<br>Vice-President of the Company and President of Bankers Albania | Vice-President, Bankers and President, Bankers Albania, August 2006 to present; Director Albania branch of Bankers, June 2004 to August 2006. Production Operations Manager, Anglo Albanian Petroleum Ltd., April 2003 to March 2004. Various engineering roles with Husky Energy Inc., September 2000 to April 2003. | Not Applicable |

| Name, Position and Country of Residence | Principal Occupation During the Past 5 Years | Director Since |
|---|---|---|
| **Eugene Christensen**<br>Alberta, Canada<br>Vice-President Exploitation | Vice-President Exploitation, Bankers, September 2006 to present; Vice-President Engineering Flagship Energy Inc., April 2005 to May 2006; President, Blue Raven Consulting Inc., June 1996 to May 2006; Exploitation Manager, Anglo Albanian Petroleum Ltd. July 1998 to December 1999. | Not Applicable |

**Notes:**

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Mr. Wadsworth served as a director of the Company from June 4, 2004 to August 11, 2006. Mr. Tirmandi served as a director of the Company from June 24, 2005 to February 16, 2006.

(5) Mr. Petryk was Senior Vice-President, North American Operations, of Fracmaster, Ltd. a company then listed company on the TSX and the New York Stock Exchange when it filed for Court protection under the *Companies' Creditors Arrangement Act* (Canada) in 1999. A temporary cease trade order was issued by the Ontario Securities Commission and the company was subsequently de-listed and its assets sold under receivership.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as of the dates indicated, adjusted to give effect the Offering. The table should be read in conjunction with the audited consolidated annual and unaudited consolidated interim financial statements of the Company, including the notes thereto, and management's discussion and analysis incorporated by reference into this Prospectus.

| | As at December 31, 2005 | As at September 30, 2006 Before Giving Effect to the Offering (2) | As at September 30, 2006 After Giving Effect to the Offering (1)(2)(3) |
|---|---|---|---|
| Common Shares | US$53,204,325 | US$116,412,777 | US$133,881,131 |
| | 327,986,533 (Common Shares) | 411,481,998 (Common Shares) | 442,910,570 (Common Shares) |
| Share Purchase Warrants | 23,554,705 (Warrants) | 15,509,705 (Warrants) | 31,223,991 (Warrants) |
| Stock Options | 14,605,000 (Options) | 23,405,000 (Options) | 23,405,000 (Options) |
| Compensation Options | 784,636 (Options) | 584,636 (Options) | 584,636 (Options) |
| Contributed Surplus | US$2,013,928 | US$4,463,446 | US$4,463,446 |

**NOTES:**

(1) After deducting the Underwriters' Fee of $1,100,000 and expenses of the Offering estimated to be approximately $200,000, and excluding any securities that may be issued and any proceeds that may be realized upon exercise of the Over-Allotment Option. The net proceeds were converted to US dollars using the exchange rate of 1.185 Canadian dollars to one US dollar.

(2) Subsequent to September 30, 2006, the Company issued an aggregate of 584,636 Common Shares upon exercise of outstanding stock options and share purchase warrants and granted 4,900,000 stock options. These Common Shares and options are not included in the above table.

(3) In October 2006, the Company closed a US$20 million debt financing with a financial institution based in Albania. The facility is comprised of a US$15 million 5-year term loan bearing interest at one year LIBOR plus 4.5%; and a US$5 million revolving line of credit bearing interest at one year LIBOR plus 3.5%. The facility is secured by all the assets of Bankers Albania the Company's wholly owned subsidiary, the assignment of proceeds from the domestic and export crude oil sales contracts, a pledge of common shares of Bankers Albania., and a guarantee by the Company. As of February 8, 2007, US$2 million of the term loan and US$4.5 million of the revolving line of credit had been drawn down.

(4) Deficit as at December 31, 2005 and September 30, 2006 was US$4,420,721 and US$5,874,677, respectively.

## USE OF PROCEEDS

The net proceeds of the Offering are estimated to be $20,700,000.00, after deducting the Underwriters' Fee and estimated expenses of the Offering.

Bankers intends to use the net proceeds of the Offering for further exploration and development of its U.S. properties, including further acquisitions of leases, working capital and other general corporate purposes. The net proceeds from any exercise of the Over-Allotment Option will be added to the Company's general working capital.

## PLAN OF DISTRIBUTION

Under an underwriting agreement dated February 14, 2007 between the Company and the Underwriters, as underwriters, (the "**Underwriting Agreement**"), the Company has agreed to sell and the Underwriters have agreed to purchase on March 1, 2007, or such earlier or later date as may be mutually agreed to by the Company and the Underwriters (the "**Closing Date**"), but in any event not later than March 15, 2007, 31,428,572 Units at a price of $0.70 per Unit, payable in cash to the Company against delivery of certificates representing the Offered Shares and Warrants comprising such Units. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events including any major financial occurrence of national or international consequence that materially adversely affects the financial markets in Canada. The Underwriters are, however, obligated to take up and pay for all of the Units, if any of the Units are purchased under the Underwriting Agreement. The Offering Price of the Units was determined by negotiation between the Company and the Underwriters.

The Company has also granted to the Underwriters the Over-Allotment Option to purchase that number of Additional Units equal to the lesser of: (i) the "over-allocation position" determined as at the Closing Date; and (ii) that number of Units which represents 15% of the Units sold pursuant to the Offering at the Offering Price. The Over-Allotment Option will be exercisable by Underwriters, in whole or in part, at any time for 30 days following the Closing Date. If the Over-Allotment Option is fully exercised for the maximum amount, the approximate cumulative proceeds from the Offering will be $25,300,000, the Underwriters' fee will be approximately $1,265,000 and net proceeds to the Company will be approximately $24,035,000, before deducting the expenses of the Offering.

Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee equal to 5% of the gross proceeds from the issue and sale of the Units and to reimburse the Underwriters for certain expenses relating to the Offering. The Company has also agreed to indemnify the Underwriters, and each of the associates and affiliates of each of them, and each of the directors, officers, employees, shareholders, partners, advisors and agents of each of them against certain liabilities and expenses and to contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the Closing Date, without the prior written consent of the Underwriters, issue or sell any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, subject to certain exceptions.

Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares in the capital of the Company. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of such Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or

purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the Offering and subject to the foregoing, the Underwriters may overallot or effect transactions intended to stabilize or maintain the market price of the Common Shares of the Company at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities comprising or underlying the Units offered herein in the United States. The securities comprising or underlying the Units have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States or to, or for the benefit of, "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Each Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales), except as permitted by the Underwriting Agreement, will not offer or sell the Units within the United States or to, or for the account of, U.S. persons. The Underwriting Agreement enables the Underwriters (or such U.S. affiliates) to offer and sell the Units (i) pursuant to Rule 144A under the U.S. Securities Act ("Rule 144A") to Qualified Institutional Buyers (as defined in Rule 144A) and (ii) to Institutional Accredited Investors (as defined in Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act) pursuant to certain exemptions from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Units within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act.

Because John Zaozirny, Q.C., a director of Bankers, is also a director of Canaccord Capital Inc., the parent of Canaccord, which is acting as the lead underwriter of the Offering, Bankers may be considered to be a "connected issuer" to Canaccord for the purposes of National Instrument 33-105 *Underwriting Conflicts*. The decision to distribute the Units and the determination of the terms of the distribution were made through negotiations between Canaccord, Orion and the Company. Canaccord played a role in the due diligence performed by the Underwriters in connection with the Offering. The proceeds of the Offering will not be applied for the benefit of Canaccord or any affiliate thereof other than its portion of the fee payable by the Company to the Underwriters in connection with the Offering.

The Company has applied to list the Offered Shares, Warrants and Warrant Shares on the TSX. Listing of the Offered Shares and Warrants on the TSX will be subject to the Company fulfilling all listing requirements of the TSX including, in the case of the Warrants, adequate distribution. The Company will apply for the Offered Shares and Warrant Shares to be admitted to trading on AIM in accordance with Rule 29 of the AIM Rules. **The Warrants will not be listed or posted for trading on AIM.**

This Prospectus is only being and may only be distributed to and directed at (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the FSMA and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the Financial Promotion Order (all such persons together being referred to as "relevant persons"). The Offered Shares and Warrants are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This Prospectus is not a prospectus for the purposes of Section 85(1) of FSMA. Accordingly, this Prospectus has not been approved as a prospectus by the FSA under Section 87A of FSMA and has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA.

The Underwriters have agreed in the Underwriting Agreement they will not offer or sell any securities comprising or underlying the Units to persons in the United Kingdom except to a person that is (a) a "Qualified Investor" within the meaning of section 86(7) of the FSMA; and (b) within the categories of persons referred to in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc) of the Financial Services and Financial Promotion Order.

## DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized share capital of Bankers consists of an unlimited number of Common Shares. As of February 13, 2007, there are 412,066,634 Common Shares in the capital of the Company issued and outstanding.

### Common Shares

The holders of Common Shares in the capital of the Company are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The holders of Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Company, except meetings at which only holders of another specified class or series of shares of a class are entitled to vote. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Company. The *Business Corporations Act* (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution. A special resolution for the purposes of the Company means a resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

### Warrants

The Warrants will be issued in registered form under and will be governed by the terms of a warrant indenture (the "**Warrant Indenture**") to be entered into on or before the Closing Date between the Company and Computershare Trust Company of Canada, as trustee and warrant agent thereunder (the "**Warrant Agent**"). The Company has appointed the principal transfer offices of the Warrant Agent in Calgary, Alberta and Toronto, Ontario as the locations at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, a copy of which will be filed on the Closing Date on www.sedar.com.

The Offered Shares and the Warrants comprising the Units will separate immediately upon closing of the Offering. Each whole Warrant will entitle the holder to purchase one Common Share at a price of $0.90. The exercise price and the number of Common Shares issuable upon exercise of the Warrants are both subject to adjustment in certain circumstances as more fully described below. Warrants, including any Warrants forming part of Additional Units issued upon an exercise of the Over-Allotment Option will be exercisable at any time prior to 4:30 p.m. (Calgary time) on the date which is five (5) years after the Closing Date of the Offering, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled. The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Shares upon the occurrence of certain events, including:

1. the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", determined in accordance with the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of stock options granted under the Company's stock option plans);

2. the subdivision, redivision or change of the Common Shares into a greater number of shares;

3. the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

4. the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or

convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

5. the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of any class other than the Common Shares, rights, options or warrants, evidences of indebtedness or assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) capital reorganizations; (3) consolidations, amalgamations, arrangements or mergers of the Company with or into another entity; and (4) transfers of all or substantially all of the assets or undertaking of the Company.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price or the number of Common Shares purchasable upon exercise by at least 1%.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Offered Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act who: (i) deal at arm's length and are not affiliated with the Company; (ii) are not "financial institutions" as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not "specified financial institutions" as defined in the Tax Act; and (iv) hold and will hold their Offered Shares and Warrants as capital property. Such securities will generally be "capital property" to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or the holder is engaged in an adventure in the nature of trade with respect to such securities. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Offered Shares and Warrants as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. **Holders of Offered Shares and Warrants contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.**

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**") in force as of the date hereof, all specific proposals (the "**Proposed Amendments**") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the *Canada-United States Income Tax Convention (1980)* (the "**Convention**"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. If the Proposed Amendments are not enacted as presently proposed, the tax consequences may not be as described below in all cases. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

**Holders Resident in Canada**

The following discussion applies to a holder (a "**Canadian Holder**") of Offered Shares and Warrants who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

*Allocation of Unit Subscription Price*

Purchasers of Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Offered Share and one-half Warrant comprising each Unit in order to determine their respective costs for the purposes of the Tax Act.

The Company has advised counsel that, for consolidated financial statement purposes, of the $0.70 purchase price for each Unit, it intends to allocate approximately $0.50 to each Offered Share and $0.20 to each one-half Warrant and believes such allocation is reasonable. The Company's allocation, however, is not binding on the CRA or on a Canadian Holder.

*Exercise or Expiry of Warrants*

No taxable capital gain or allowable capital loss will be realized by a holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the holder's cost of the Warrant Shares acquired thereby will be equal to the adjusted cost base to the holder of the Warrant, plus the amount paid on the exercise of the Warrant. The cost of a Warrant will be equal to the adjusted cost base of the Unit subscription price allocable to the Warrant. For the purpose of computing the holder's adjusted cost base of the Warrant Shares acquired on the exercise of the Warrant, the cost of such Warrant Shares must be averaged with the adjusted cost base of all of the common shares of the Company owned by the holder at that time.

The exp iry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the holder of such expired Warrant.

*Dividends*

Any dividend received or deemed to be received by an individual Canadian Holder on Offered Shares will be included in computing the income of such holder and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends paid by a taxable Canadian corporation. Under Proposed Amendments, taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" in accordance with the Proposed Amendments will be grossed up by 45% and the dividend tax credit will be 11/18 of the gross-up amount. Dividends which are not designated as "eligible dividends" will be grossed up by 25% and the dividend tax credit will be 2/3 of the gross-up amount.

Dividends received or deemed to be received by a Canadian Holder that is a corporation will be included in computing its income and will generally be deductible in computing taxable income. A "private corporation" (as defined in the Tax Act) and certain other corporations that are controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing the corporation's taxable income. This refundable tax generally will be refunded to a corporate holder at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Taxation of Capital Gains or Capital Losses*

Upon a disposition (or deemed disposition) of an Offered Share or Warrant, a Canadian Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of the share to the Canadian Holder. One-half of any capital gain (the "taxable capital gain") will be included in income for the taxation year of disposition. One-half of any capital loss (the "allowable capital loss") may generally be deducted against taxable capital gains for the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares. Canadian Holders that are corporations should consult their own tax advisors in this regard.

A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of Cdn$1 for every Cdn$3 of taxable dividends paid while it is a private corporation.

*Minimum tax on individuals*

The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. Eighty percent of capital gains (net of capital losses) and actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimu m tax provisions for the year.

**Holders Resident in the United States**

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Offered Shares and Warrants and who do not use or hold the Offered Shares and Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention ("**U.S. Holders**"). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere. This summary does not address U.S. federal or state tax considerations that may be relevant to U.S. Holders and U.S. Holders should consult their own tax advisors in this regard.

*Allocation of Unit Subscription Price*

The discussion above under the heading "Allocation of Unit Subscription Price" is applicable to U.S. Holders.

*Exercise or Expiry of Warrants*

The discussion above under the heading "Exercise or Expiry of Warrants" is applicable to U.S. Holders.

*Dividends*

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

*Taxable Capital Gains and Losses*

A U.S. Holder whose Offered Shares or Warrants constitute capital property to such Holder, will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Offered Shares or Warrants unless the Offered Shares or Warrants, as the case may be, constitute "taxable Canadian property" of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Offered Shares and Warrants will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Offered Shares or Warrants are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Offered Shares or Warrants were 25% or more of the issued shares of any class or series of the capital stock of the Company (or the right to acquire such shares) owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Offered Shares and Warrants which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

A disposition or deemed disposition of Offered Shares or Warrants by a U.S. Holder whose Offered Shares or Warrants are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Shares or Warrants to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at applicable Canadian tax rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act. U.S. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

BECAUSE THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE UNITS MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING OR DISPOSING OF UNITS OF THE COMPANY.

# RISK FACTORS

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its oil and gas properties. Accordingly, prospective investors should carefully consider the risk factors set out below, in addition to the other information contained and incorporated, or deemed to be incorporated by reference, in this Prospectus, before investing in the Units.

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business. If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected. In such a case, the price of the Common Shares of the Company could decline and investors may lose all or part of their investment.

*Financing risks*

The Company's rights in respect of the Patos-Marinza field are governed by the terms of the petroleum agreement (the "**Petroleum Agreement**") dated June 19, 2004 between Bankers (Cayman) and Albpetrol Sh.A ("**Albpetrol**") and the licence agreement (the "**Licence Agreement**") dated June 7, 2004 between the NPA and Albpetrol (and to which Bankers (Albania) was added as a party on July 16, 2004). The PoD for the project submitted to the NPA received approval in March, 2006 and a result, Bankers Albania has a 25 year production license which can be extended for further five year terms, at its option. Under the PoD the Company estimated capital expenditures of between US$155 million and US$213 million over the life of the project, the majority of which are planned to be incurred within the first five years (2006 to 2010). The estimated capital expenditures under the PoD for 2007 are between US$38.3 million and US$42.2 million. Bankers Albania is required to submit to the NPA for approval an annual program regarding the nature and amount of capital expenditures to be incurred in the ensuing year. Significant deviations from the PoD are subject to NPA approval.

Funds available to the Company under the US$20 million credit facility provided by Raiffeisen Bank and from crude oil sales will be adequate to fund the Company's planned work programs on the Patos-Marinza project to the extent that the capital expenditures are limited to amounts contemplated in the PoD, provided that world oil prices remain stable at current prices, production continues to increase as expected under the PoD and the Company does not experience any significant technical or marketing problems. However, there is no assurance that current rates of production will be sustained, that budget overruns will not occur or that actual capital expenditures will approximate estimates or that oil prices will remain stable. In the event of any of the foregoing the Company may require more funds for its Albania operations than are presently anticipated to continue development under the current PoD. The Raiffeisen credit facility has fixed terms of repayment and is secured by, among other things, a pledge of all of the shares of Bankers Albania, an assignment of crude oil sales proceeds, and by a guarantee of the Company. If Bankers Albania were unable to repay the credit facility when it became due and was not able to negotiate an extension or an alternate source of financing, Bankers Albania could lose its entire interest in the Patos-Marinza project and the Company could become obligated to pay the difference, if any, between the amount owing by Bankers Albania and the amount recovered by Raiffeisen on a realization.

If the sale of an interest in the Palo Duro lands to Peninsula described under "Recent Developments" completes, the proceeds of the sale will be used for working capital and potential acquisitions of additional lands. There is no assurance that the sale to Peninsula will complete in a timely manner or at all. If either the sale of an interest in the Palo Duro lands or the Offering do not complete for any reason, the Company may reduce its exploration and development programs in the US. In the unlikely event that neither the Offering nor the sale of the interest in the Palo Duro lands were to complete the Company would be forced to significantly curtail its U.S. activities and could, if alternate sources of financing were not found, be forced to relinquish its interest in some or all of its U.S. properties.

The Company's future capital requirements will depend on numerous factors, including the cost and success of recompleting or drilling per well, future production levels, the terms (including price) and conditions that it is able to

negotiate with purchasers of production from its properties, as well as its level of success in its exploration activities, none of which can be predicted with certainty. The Company may require additional funds in future and may attempt to raise such funds through further equity or debt financings and collaborative arrangements with commercial partners or from other sources. Any additional equity financing may be dilutive to the holders of the Common Shares and any debt financing, if available, may require restrictions to be placed on the Company's future financing and operating activities. The Company may be unable to obtain additional financing on acceptable terms if market and economic conditions, the financial condition or operating performance of the Company or investor sentiment are unfavourable. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and prospects.

*Patos-Marinza production risks*

The Company's right to production from the Patos-Marinza project is governed by the Licence Agreement and the Petroleum Agreement and is also subject to the PoD. Risks related to development of the project, including but not limited to technical difficulties, increased costs, reduced sales price or demand for heavy oil produced from the project, are borne by Bankers Albania. Unless it revises the existing PoD or relinquishes contract area Bankers Albania will be obliged to continue development and capital expenditures as contemplated under the PoD, notwithstanding the occurrence of any such events. If Bankers for any reason is unable to finance the capital expenditures required under the PoD and it is unable to obtain the agreement of the NPA to a reduction in such expenditures Bankers could be forced to relinquish some or all of the Patos-Marinza contract area. Depending on the size and location of the area such relinquishment could have a material adverse effect on the Company's financial condition and results of operations. The License and Petroleum Agreements provide for the appointment of an independent expert if necessary to resolve any dispute that may arise in connection with the PoD. Should a dispute arise, there is no assurance that it would be resolved in a manner acceptable to the Company, and f a decision were made that had the effect of reducing the rate at which Bankers Albania is able to develop the field or increase production for any reason, or that would necessitate a reduction in production from the field, any such decision could have a material adverse effect on the Company's financial condition and results of operations.

*Competitive conditions*

The oil and gas industry is highly competitive. The Company competes with numerous other participants in the acquisition of oil and gas exploration licences and properties and in the marketing of oil and gas. The Company's ability to increase reserves in the future will depend, not only on its ability find commercial quantities of oil and gas and to develop or continue to develop existing properties, but also on its ability to select and acquire additional suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include price, methods and reliability of delivery.

*Oil and gas prices and marketability*

Oil and gas prices have a direct impact on the Company's revenues and are subject to volatile price fluctuations. The marketability of oil and natural gas discovered by the Company will be affected by numerous factors beyond its control. The profitability of the Company's operations will be dependent, among other things, upon the market price of natural gas and crude oil, which has fluctuated in the past. Oil and gas prices are affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of supply and demand, and currency exchange rates. Movements in market prices could render uneconomic any of the extraction and production activities undertaken or to be undertaken by the Bankers and its subsidiaries.

*Economic dependence*

The Patos-Marinza oilfield is the only property with attributable reserves in which the Company has an interest. The Company's current production is dependent upon the Petroleum Agreement with Albpetrol and the Licence Agreement with the NPA and its revenues are derived from a crude oil marketing agreement between Bankers Albania and Armo and an export sales contract with one offshore refinery.

*Exploration, production and general operational risks*

The business of exploration for and production of oil, gas and other resources involves a high degree of risk. In particular, the operations of the Company may be disrupted, curtailed or cancelled by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, occupational and health hazards, technical failures, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with governmental requirements, explosions and other accidents. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

Delays in the construction and commissioning of projects or other technical difficulties may result in the Company's current or future projected target dates for production being delayed and capital expenditures in excess of those estimated being required.

It is still very early in the life cycle of the various US projects in which Bankers has an interest. While certain of the projects have geological similarities to other productive projects in the United States, there may not end up being the gas-in-place or ability to recover hydrocarbons that is expected and drilling costs may be higher than anticipated; the Company may need to use different well-completion techniques across the plays and this may require completion approaches to be continually refined and tailored.

Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells which, though they yield some oil or gas, are not sufficiently productive to justify commercial development or to cover operating and other costs.

*Exploration, production and other licences*

The Company's exploration, production, and processing activities are dependent upon the agreements with third parties and the grant and maintenance of appropriate licences, concessions, leases, permits and regulatory consents ("**Authorizations**") which may not be renewed or renewable, granted, or may be withdrawn, or made subject to limitations. Although the Company believes that the Authorizations will be granted or renewed (as the case may be) following expiry, there can be no assurance that such Authorizations will be renewed or granted, or as to the terms of such grants or renewals.

The land areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land. If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas on any property covered by such agreements. Furthermore, certain leases and rights to extension of leases held by the Company's subsidiaries are held by drilling commitments and could be lost if for any reason such drilling commitments are not met for any reason, including but not limited to a lack of financial resources or unavailability of drilling rigs when required.

*Title to properties*

Title to oil and gas interests is often not capable of conclusive determination, without incurring substantial expense. Vintage Petroleum LLC did not warranty title to the assets acquired from it by Bankers US. The nature of the oil and gas leasing and title regime in the US is such that interests in large tracts of acreage may be represented by hundreds or thousands of leases and obtaining absolute confirmation of chain of title would be time consuming and expensive. The Company conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties and conducts an extensive title review to a particular area prior to commencement of drilling. There can be no assurance of title however. Title may be subject to unregistered liens and other defects which, if affecting a core area, could have a material adverse effect on the Company, its financial condition and results of operations.

*Governmental regulations and processing licences*

Governmental approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental offices. The Company must comply with known standards, existing laws and regulations. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations, financial condition and prospects.

*Reserve and resource estimates*

The Company has derived the reserves presented in this document from the calculations and estimates reported in the NI 51-101 report titled "Patos-Marinza Heavy Oilfield 2004 Reserves Evaluation", dated June 26, 2006, with an effective date of December 31, 2005 of APA Petroleum Engineering, Inc. ("**APA**"). The Company has engaged APA to prepare an updated reserves evaluation as at December 31, 2006, which evaluation is not yet complete. There is no assurance that the reserves or economic values reported in the updated evaluation will be similar to those reported in the evaluation conducted as at December 31, 2005. The oil and gas reserves data included in this Prospectus represent estimates. Actual production, revenues, expenditures and future cash flow with respect to the Company's reserves will vary from these estimates, and those variances may be material. Many of the factors, assumptions and variables involved in estimating reserves are beyond the Company's control and over time, may prove to be incorrect.

*Foreign operations*

A significant amount of the Company's activities and assets are conducted and located in Albania. Albania has been in the process of making the transition from a communist regime to a more modern open-market economy since 1992, with an extensive program of privatization in progress, resulting in approximately 55% of the economy now in private hands. While that transition has brought greater economic stability to the country, significant challenges still exist. Albania is not a member of the European Union or the North Atlantic Treaty Organization and the country is heavily dependent on foreign investment due to its large trade deficit. Albania's energy and transportation infrastructure is in need of significant investment, despite the Albanian government's recent embarkation on a major program of road and rail rehabilitation and construction. While the government of Albania encourages direct financial investment to aid the country's economic development, it provides little by way of tax, financial or other incentives. There is no assurance that future political and economic conditions in Albania will not result in the government adopting different policies in relation to foreign development and ownership of oil and gas resources. Any such changes in policy may result in changes to laws affecting the ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital, nationalization, expropriation, and other areas, each of which may affect both the Company's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore and develop those properties in respect of which it has obtained exploration and development rights to date.

The Company may be subject to political, economic and other uncertainties, including, but not limited to, changes in energy policies or the personnel administrating them, nationalization or expropriation of property, cancellation or modification of contractual rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted.

*Reserve depletion*

The Company's future oil and gas reserves and production, and therefore cash flow, will depend upon the Company's success in acquiring additional reserves. Failure to add reserves by acquiring or developing them will result in reserves and production declining over time.

*Delays in production, marketing and transportation*

Various production, marketing and transportation conditions may cause delays in oil and natural gas production and adversely affect the Company's business. Drilling wells in areas remote from distribution and production facilities may delay production from those wells until sufficient reserves are established to justify construction of the necessary transportation and production facilities. The Company's inability to complete wells in a timely manner would result in production delays. In the United States, most private leases require actual production to hold the lease past the expiration of the primary term, with some limited contractual extensions available. Because there is little infrastructure in the areas in which Bankers US holds its interests, the Company is subject to the risk that building of the necessary infrastructure will not be timely. In addition, marketing demands, which tend to be seasonal, may reduce or delay production from wells. The marketability and price of oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market any natural gas it discovers may depend upon its ability to acquire space in pipelines that deliver natural gas to commercial markets. The Company is also subject to deliverability uncertainties related to the proximity of its reserves to adequate pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, licences, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

*Environmental protection*

The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of natural resources are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations.

*Decommissioning costs*

The Company may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which it may use for production of oil and gas. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as "decommissioning". There are no immediate plans to establish a cash reserve account for these potential costs, rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Should decommissioning be required, the costs of decommissioning may exceed the value of hydrocarbon reserves remaining at any particular time to cover such decommissioning costs. The Company may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on the Company's financial position and future results of operations.

*Litigation*

Legal proceedings, claims or alleged claims may arise from time to time in the course of the Company's business. There have been a number of cases where the rights and privileges of oil and gas companies have been the subject of litigation. The Company cannot preclude that such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation or claim.

*Labour*

The Company is dependent on local labour to carry out site work in its licenced areas in Albania. The Company has directly employed local workers and is subject to local labour laws. While the Company has not been materially adversely affected by any labour related developments or industrial action in the past, there can be no assurance that

such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on the business, operations and financial performance of the Company.

*Uninsured risks*

The Company, as a participant in oil and gas extraction projects, may become subject to liability for hazards which cannot be insured against or against which it may elect not to be insured because of high premium costs or other commercial reasons. The Company may incur liabilities to third parties (in excess of any insurance cover) arising from pollution or other damage or injury. There can be no assurance that the Company will be able to obtain insurance at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

*Attraction and retention of key personnel*

The Company's future success is dependent on certain key management and other personnel. There is strong competitive demand for qualified personnel and the demand is likely to continue for the foreseeable future. The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could have a material adverse effect on the Company's business.

## OTHER MATERIAL FACTS

In connection with Bankers US' acquisition of four unconventional shale gas prospects in Northern and Central United States from Vintage Petroleum LLC, the Company issued an aggregate of 25,971,715 Common Shares at an ascribed price of $0.88 per share as partial consideration for the acquisition. The shares were qualified for resale in British Columbia, Alberta and Ontario pursuant to prospectus dated May 12, 2006, a copy of which was filed at www.sedar.com

In August, 2006, the following changes were made to the boards and management of the Bankers group of companies: Ford Nicholson stepped down as President of Bankers US and Bankers Albania and was appointed a director of the Company; Richard Wadsworth stepped down as a director to allow him more time to oversee the development and implementation of the enhanced oil recovery program on the Patos-Marinza project (Mr. Wadsworth continues as President of the Company); Wolf Regener became President of Bankers US and Executive Vice-President of the Company; and Suneel Gupta became President of Bankers Albania.

The Company and its subsidiaries from time to time enter into agreements with third parties that are designed to protect their interests in assets already held, give them the option to increase their interests in particular assets or expand their interests in an area, in the event that results of exploration and development activities indicate that such action is warranted or advisable. Such agreements and arrangements are entered into for precautionary and competitive reasons in the ordinary course of business and are not considered to be material alone, but taken together could be material and any one or more of such agreements could subsequently become material to the Company as a result of a change in both internal and external factors.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Bankers are KPMG LLP, Chartered Accountants, Suite 2700, Bow Valley Square II, 205 - 5th Avenue SW, Calgary Alberta, T2P 4B9. The registrar and transfer agent for the Common Shares in Canada is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

KPMG LLP has advised the Company that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

On June 5, 2006, the Company changed its auditor from Deloitte & Touche LLP, Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800, P.O. Box 49279 Four Bentall Centre, Vancouver, British Columbia, V7X 1P4 to KPMG LLP. Deloitte & Touche LLP has advised that, during the period in which it served as the auditors of

Bankers, it was independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

## INTERESTS OF EXPERTS

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the Prospectus or a document specifically incorporated by reference in the Prospectus as having prepared or certified a part of that document or a report or valuation described in the Prospectus or in a document specifically incorporated by reference into the Prospectus:

1. APA Petroleum Engineering Inc. prepared the NI 51-101 F2 dated March 28, 2006 incorporated by reference herein; and

2. The information in this Prospectus under the headings "Qualified Investment" and "Certain Canadian Federal Tax Implications" has been included in reliance upon the opinion of Thorsteinssons LLP.

Based on information provided by the relevant persons, none of such persons or companies have received or will receive any direct or indirect interests in the property of the Company or have any beneficial ownership, direct or indirect, of securities of the Company.

## PROMOTERS

Each of Robert Cross, a director and Chairman of the Company and Ford Nicholson, a director of the Company, may be described as a promoter, as that term is defined under applicable Canadian securities legislation, of the Company or of a subsidiary of the Company, within the three most recently completed financial years of the Company. As at the date of this Prospectus, Mr. Cross beneficially owned or controlled 14,637,500 Common Shares in the capital of the Company and Mr. Nicholson beneficially owns or controls 15,167,800 Common Shares in the capital of the Company. Mr. Cross receives fees as a director of the Company and has been granted an aggregate of 2,750,000 stock options for services as such. A company controlled by Mr. Nicholson has received US$10,000 per month for consulting services provided to the Company since July 2004. Mr. Nicholson has also been granted an aggregate of 2,750,000 stock options.

## LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP and Thorsteinssons LLP on behalf of Bankers and by McCarthy Tétrault LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Thorsteinssons LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares. Mary P. Collyer, corporate secretary of the Company, is a partner of the firm of DuMoulin Black LLP, counsel to the Company. John Zaozirny, Q.C., a director of the Company, is associate counsel to McCarthy Tétrault LLP, counsel to the Underwriters.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

## AUDITORS' CONSENT

We have read the short form prospectus of Bankers Petroleum Ltd. (the "Company") dated February __, 2007 qualifying the distribution of 31,428,572 Units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004; and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated March 23, 2006.

Chartered Accountants
Vancouver, British Columbia
February ___, 2007

## CERTIFICATE OF COMPANY AND PROMOTERS

Dated: February 14, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

| | |
|---|---|
| *"Richard Wadsworth"* | *"C.S. (Juneyt) Tirmandi"* |
| RICHARD WADSWORTH<br>President | C.S. (JUNEYT) TIRMANDI<br>Chief Financial Officer |

**On behalf of the Board of Directors**

| | |
|---|---|
| *"Victor Redekop"* | *"Eric Brown"* |
| VICTOR REDEKOP<br>Director | ERIC BROWN<br>Director |

**By the Company's Promoters**

| | |
|---|---|
| *"Robert Cross"* | *"Ford Nicholson"* |
| ROBERT CROSS | FORD NICHOLSON |

## CERTIFICATE OF THE UNDERWRITERS

Dated: February 14, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta and Ontario and the respective rules and regulations thereunder.

**CANACCORD CAPITAL CORPORATION**

*"Ali Pejman*

ALI PEJMAN
Title: Senior Vice President,
Investment Banking

**ORION SECURITIES INC.**

*"Daniel J. Cristall"*

DANIEL J. CRISTALL
Title: Chairman and Managing Director,
Investment Banking

News release, filed February 13, 2007

Bankers
PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*- Not for distribution to United States newswire services or for dissemination in the United States -*

*For Immediate Release*

## BANKERS PETROLEUM ANNOUNCES CDN$22 MILLION FINANCING

### *Transaction to Provide Cushion of Funds for U.S. Exploration and Development*

**CALGARY, February 9, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has entered into an agreement with a syndicate led by Canaccord Adams Ltd. (Canaccord) and including Orion Securities Inc. pursuant to which Canaccord has agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 31,428,572 units (Units) of Bankers at a price of CDN$0.70 per Unit (Issue Price), resulting in gross proceeds of approximately CDN$22 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$0.90 for a period of five years from closing of the offering. The Company has also granted to the underwriters an over-allotment option entitling the underwriters to acquire up to that number of additional common shares equal to the lesser of: (i) the "over-allocation position" determined as at the closing; and (ii) that number of Units which represents 15% of the Units sold pursuant to the offering at the Issue Price. The over-allotment option is exercisable by the underwriters, in whole or in part, at any time for 30 days following the closing.

The transaction is subject to certain conditions including normal regulatory approvals. The Units will be offered in the provinces of Alberta, British Columbia, and Ontario by way of a short form prospectus and on a private placement basis elsewhere, including in the United Kingdom. Closing is anticipated to occur on or about March 2, 2007.

Bankers intends to use the proceeds of the offering to further its exploration and development program in the United States and for general working capital.

#### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed financing and planned work programs on the Company's US properties constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*However, the financing is subject to certain conditions which include external factors affecting the financial markets which are not within the Company's control. If for any reason the financing does not complete the Company may be obliged to curtail its exploration and*

*development activities and seek other sources of financing, which may or may not be available on reasonable terms or at all. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

***This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities comprising the Units and the securities issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.***

***- Not for distribution to United States newswire services or for dissemination in the United States -***

6 Month – Block Admission Return (AIM notification), filed February 5, 2007

**Mon Feb 5, 2007**

## 6 Month - Block Admission Return

The Company makes the following announcement with respect to the issuance of common shares, options, and warrants for the period from August 10th, 2006 to February 5th, 2007.

### COMMON SHARES ISSUED & OUTSTANDING

| Shares Outstanding 9th Aug 2006 | Options Exercised | Exercise $0.40 Warrants | Compensation Options $0.55 | | Shares Outstanding 5th Feb 2007 |
|---|---|---|---|---|---|
| 406,447,498 | 0 | 5,555,750 | 63,386 | | 412,066,634 |

### STOCK OPTIONS OUTSTANDING

| Stock Options Outstanding 9th Aug 2006 | Exercise Price $/share | Stock Options Exercised | Exercise Price $/share | Stock Options Granted | Exercise Price $/share | Stock Options Cancelled | Stock Options Outstanding 5th Feb 2007 |
|---|---|---|---|---|---|---|---|
| | | | $0.75 | 1,750,000 | | | |
| | | | $0.65 | 400,000 | | | |
| | | | $0.55 | 275,000 | | | |
| | | | $0.64 | 4,900,000 | | | |
| | | | $0.64 | 300,000 | | | |
| **21,105,000** | | **0** | | **7,625,000** | | **0** | **28,730,000** |

### $0.40 WARRANTS OUTSTANDING

| $0.40 Warrants Outstanding 9th Aug 2006 | Exercise Price | Exercised | Exercise Price | Expired | Warrants Outstanding 5th Feb 2007 |
|---|---|---|---|---|---|
| | $0.40 | (5,000) | | | |
| | $0.40 | (25,000) | | | |
| | $0.40 | (145,000) | | | |
| | $0.40 | (29,000) | | | |
| | $0.40 | (7,500) | | | |
| | $0.40 | (25,000) | | | |
| | $0.40 | (5,000) | | | |
| | $0.40 | (98,000) | | | |
| | $0.40 | (25,000) | | | |
| | $0.40 | (10,000) | | | |
| | $0.40 | (1,547,500) | | | |
| | $0.40 | (70,500) | | | |

| | | | | | |
|---|---|---|---|---|---|
| | $0.40 | (19,500) | | | |
| | $0.40 | (2,500) | | | |
| | $0.40 | (32,500) | | | |
| | $0.40 | (635,500) | | | |
| | $0.40 | (182,500) | | | |
| | $0.40 | (145,000) | | | |
| | $0.40 | (287,500) | | | |
| | $0.40 | (139,500) | | | |
| | $0.40 | (500,000) | | | |
| | $0.40 | (67,500) | | | |
| | $0.40 | (50,000) | | | |
| | $0.40 | (5,000) | | | |
| | $0.40 | (12,000) | | | |
| | $0.40 | (275,500) | | | |
| | $0.40 | (95,000) | | | |
| | $0.40 | (145,000) | | | |
| | $0.40 | (10,000) | | | |
| | $0.40 | (100,000) | | | |
| | $0.40 | (175,000) | | | |
| | $0.40 | (40,000) | | | |
| | $0.40 | (45,500) | | | |
| | $0.40 | (57,000) | | | |
| | $0.40 | (5,000) | | | |
| | $0.40 | (15,000) | | | |
| | | | $0.40 | (721,250) | |
| **5,555,750** | | **5,034,500** | | **721,250** | **0** |

The company currently has an issued share capital of **412,066,634** as at February 5, 2007. During the period, the Company issued 7,625,000 stock options.

This press release is being issued in compliance with the rules of the AIM market of the London Stock Exchange.

For more information please contact:

Susan J. Soprovich
VP, Investor Relations & Corporate Governance
Tel: 403-541-5313
Fax: 403-245-5156
Email: ssoprovich@bankerspetroleum.com

News release, filed January 30, 2007

Bankers PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*For Immediate Release*

# BANKERS PETROLEUM PARTNERS WITH PENINSULA FOR PALO DURO BASIN EXPLORATION PROGRAM

## *Deal to Provide Funds for Exploration and Development in Texas and Oklahoma*

**CALGARY, January 30, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that it has entered into a letter of understanding with Peninsula Merchant Syndications Corp. (Peninsula) to sell 27% of its working interest in its approximate 375,000 net acres in the Palo Duro basin, Texas. Peninsula is a private merchant bank controlled by Sam Magid, a former founding partner of Salman Partners. The total consideration to be paid for the acreage is US$19.5 million, of which a minimum of US$15.0 million will be in cash. Bankers will continue as operator for its exploration activities in the Palo Duro basin.

The cash received from the sale will be utilized to fund Bankers' 2007 U.S. exploration budget in the Palo Duro basin as well as the development program in Oklahoma, where the Company anticipates it will have its first natural gas production tied-in by summer. The transaction is expected to close prior to March 31, 2007, subject to satisfaction of certain conditions including completion of formal documentation.

"We're pleased to have made this partnership with Peninsula, which underlines the potential of the Palo Duro basin," said Richard Wadsworth, President. "Both management teams have a similar view about the prospective value of the Palo Duro basin and philosophies towards the methodology to develop this asset. We look forward to a successful business relationship as we continue our work in determining the best way to economically develop the hydrocarbons in this basin. "

### *Palo Duro Basin Activity Update*

Bankers is expecting to commence drilling its Cogdell #1-64 well in the next week. This well offsets the legacy Cogdell #1-1 well that had produced at a reported 2.8 million cubic feet of natural gas per day over a three day test before being shut-in and experiencing mechanical problems. Bankers is focusing on the Bend Group interval, utilizing underbalanced air drilling techniques in order to minimize reservoir damage. This follows the apparent success of another operator in the basin that had encouraging early results using the same technique.

Two additional wells are planned to be drilled in the basin over the next four months. Bankers is also in the planning and permitting stage for a 3D seismic program over a portion of its ground.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting the proposed transaction with Peninsula Merchant Syndications Corp. and planned work programs on the Company's US properties and anticipated results of such programs constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*The transaction with Peninsula is subject to certain conditions that may or may not be satisfied within the time frame anticipated or at all. If Peninsula does not complete the acquisition for any reason, the Company's work programs for which the proceeds are intended to be used may have to be curtailed and funding sought from other sources. There is no assurance that such funding will be available to the Company on reasonable terms or at all and any financing could dilute the Company's interest in its properties or be dilutive to existing shareholders. Exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. Attainment of commercial production is dependent upon a number of factors and subject to risks including, but not limited to the ability to establish economic flow rates, ultimate hydrocarbon recoveries, future pipeline capacity, and availability of the necessary equipment, personnel and financial resources. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

### *About Bankers Petroleum Ltd.*

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Directors Shareholding (AIM notification), filed January 17, 2007

**Wed Jan 17, 2007**

## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 17 January 2007 it was notified that the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson Director | 50,000 | CDN$0.60 | 15,167,800 |

News release, filed January 15, 2007

Bankers
PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*For Immediate Release*

# BANKERS GRANTS OPTIONS TO DIRECTORS, OFFICERS, EMPLOYEES AND CONSULTANTS

**CALGARY, January 15, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) today announced that it has granted a total of 4,900,000 incentive stock options to directors, officers, employees and consultants of the Company as of January 15, 2007. Of this amount, 3,200,000 options were granted to insiders. The options are set at an exercise price of CDN$0.64 per common share for a period of five years, expiring on January 14, 2012, with all of the options subject to vesting periods.

As of January 15, 2007, the Company has 412,066,634 issued and outstanding common shares.

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

Directors Shareholding (AIM notification), filed January 12, 2007

**Fri Jan 12, 2007**

## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 12 January 2007 it was notified that today, the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Juneyt Tirmandi | 25,000 | CDN$0.63 | 45,000 |
| CFO | 20,000 | CDN$0.64 | |



For more information, send questions and comments to info@bankerspetroleum.com

*This page was created on Tue Apr 22, 2008 at 11:38:30 AM Pacific Time.*

Directors Shareholding (AIM notification), filed January 12, 2007

**Fri Jan 12, 2007**

## Director Shareholding

AIM: BNK

Bankers Petroleum Ltd. (the "Company")

Director Shareholding

The Company announces that on 12 January 2007 it was notified that today, the following members of Bankers' Board bought the following shares:

| Director | Shares Bought | Price | Total Number of Common Shares After Transaction |
|---|---|---|---|
| Ford Nicholson | 1,500 | CDN$0.62 | 15,117,800 |
| Director | 103,500 | CDN$0.64 | |
| | 45,000 | CDN$0.65 | |

News release, filed January 10, 2007

Bankers
PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*For Immediate Release*

# BANKERS PETROLEUM MEETS 2006 EXIT PRODUCTION TARGET AND EVALUATES FURTHER OPPORTUNITIES TO ADD VALUE

### *Project Being Evaluated for Future Growth of Production and Reserves*

**CALGARY, January 10, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to announce that its Albanian operations had a 2006 exit production of 4,406 bopd, which is in line with the Company's revised target for the year. This represents an increase of 91 percent over the 2005 production exit volume of 2,305 bopd.


BNK Exit Production Volumes
5,000
4,000
3,000
2,000
1,000
0
bopd
2004
2005
2006

"I'm pleased with the accomplishments of our Albanian team in reaching these production targets," said Richard Wadsworth, President. "This represents an annual growth of approximately 2,000 bopd, which is in line with our goal of reaching 10,000 to 15,000 bopd from primary recovery techniques. This illustrates the potential of the Patos Marinza field to continue to provide year-over-year production growth, adding value to our shareholders and Albania."

Bankers has renegotiated its domestic sales price for the heavy crude oil effective January 1, 2007 with ARMO Sh. A. At current exchange rates, the Company's average domestic sales price increased to approximately US$27 per barrel. The revised price results in a new equivalent Brent ceiling price of US$39 per barrel from the previous US$37 per barrel, and is not expected to decrease unless Brent drops below US$39 per barrel or the Albanian currency depreciates against the U.S. dollar. The renegotiated sales price is denominated in Albanian currency.

In 2006, the Company's average domestic and export sales prices were approximately US$24 per barrel and US$30 per barrel, respectively.

In pursuing its long-term growth strategy, Bankers is focused on accessing the heavy oil upside from its Albanian assets, which includes the effective implementation of the Patos Marinza development plan as well as identifying enhanced recovery techniques to increase the field's reserves. In addition, the Company's strategy involves identifying and integrating other potential opportunities in Albania to increase overall value.

In September, Bankers initiated a scoping study for an enhanced oil recovery (EOR) thermal pilot project for the southern part of the Patos Marinza field to further improve total recovery to the Company. The team is progressing with the evaluation, modeling, economic analysis and engineering of an EOR project. The Company is currently in the process of finalizing the study and will then seek approval of the pilot

project from the Board and appropriate Albanian parties. Further detail surrounding the project will be available upon required approvals.

### *Caution Regarding Forward-looking Information*

*Information in this news release respecting expected future production levels and anticipated total oil recovery at the Patos-Marinza heavy oilfield and potential opportunities constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*Production and oil recovery targets are based on a number of assumptions including that the rate of well takeovers and well recompletions of the past will continue and success rates will be similar to those rates experienced for previous well recompletions/development; that further wells taken over and recompleted will produce at rates similar to the average rate of production achieved from wells recompleted/redeveloped in the past; continued availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; continued political and economic stability in Albania; the existence of reserves as expected; the continued release by Albpetrol of areas and wells pursuant to the Plan of Development; the absence of unplanned disruptions; the ability of the Company to bring production to market; and general risks inherent in oil and gas operations.*

*Statements including forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that future well redevelopment will not have the same success rates or rates of recompletion as those experienced in the recent months, that Brent oil prices could fall resulting in reduced returns and a change in the economics of the project, general risks and uncertainties associated with exploration and petroleum operations including delays associated with equipment procurement, equipment failure, lack of suitably qualified personnel, the inherent uncertainty in estimation of reserves, exports from Albania being disrupted due to unplanned disruptions, changes in the political or economic environment, and other factors described under "Risk Factors" in the Company's Annual Information Form, NI 51-101F1 and in each of the Company's management's discussion and analysis filed with the Securities Commissions of the provinces of British Columbia, Alberta, and Ontario, which are available on SEDAR at* www.sedar.com. *There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

### *Review by Qualified Person*

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com

News release, filed January 10, 2007

Bankers PETROLEUM LTD.

Suite 800, 906 - 12th Ave. S. W.
Calgary, Alberta, T2R 1K7
Tel: (403) 541-5346 Fax: (403) 245-5156

*For Immediate Release*

# BANKERS PETROLEUM DISCOVERS NATURAL GAS IN OKLAHOMA AND PROVIDES UPDATE ON U.S. EXPLORATION PROGRAM

### *Results from Oklahoma Exploration Offer Potential for Development Area*

**CALGARY, January 10, 2007** – Bankers Petroleum Ltd. (TSX: BNK, AIM: BNK) is pleased to provide an operational update for its United States exploration program. In addition to continuing the process of further evaluating and testing its assets in Texas and New York, the Company achieved positive results from its Oklahoma properties, which are believed to have the potential to become a commercial development area.

"We're pleased with the progress the U.S. team has made on all fronts," said Richard Wadsworth, President. "There's been a considerable amount of activity over the past six months, which has assisted in better defining the potential of our shale basins. I'm confident that the ongoing dedication and expertise of this group is going to create positive results for the Company and its shareholders. "

***Arkoma and Ardmore Basins, Oklahoma***

In Oklahoma, Bankers successfully fracture stimulated its first well, the Nickel Hill #1-26 (75% working interest), which was drilled to a total depth of 9,983 feet in December 2006. The well was fracture stimulated and has since been flowing back for approximately two-and-a-half weeks with 25% of the frac fluid yet to be recovered. The well had a stable rate of 470 mcf of natural gas per day along with six barrels per day of condensate over the past five days. The Nickel Hill #1-26 well has 330 net feet of Woodford shale and a calculated original gas in place (OGIP) number of 222 BCF per section based on Schlumbergers' gas shale log analysis.

"The Woodford shale is proving itself to be a significant shale play in the U.S.," said Wolf Regener, President, Bankers Petroleum (US) Inc. "Our acreage is showing positive results from our exploration activity and we expect to develop this into a production area. We are happy with the Nickel Hill #1-26 well's rates as a vertically drilled and completed well. There is potential for initial rates from horizontal wells to be significantly higher, based on results reported by other operators in the Woodford shale."

The fracture stimulation in the Nickel Hill #1-26 was monitored with a surface seismic array to provide information on fracture direction and dimensions. The array was subsequently used to acquire a 3D seismic survey around the well. The results of this are being processed and will be used to aid in the selection of an offset horizontal well location, which is planned to be drilled in the first half of 2007.

In addition, Bankers is planning a broad 3D seismic survey in the Carter and Johnson Carter County areas on the Company's 14,000 net acre block. Information from the survey will be utilized in the creation of a field development plan.

In Hughes County, the Lake Holdenville #35-1 well (89% working interest) was drilled to a total depth of 5,499 feet and cased in late December. The Woodford shale encountered a net thickness of 160 feet and has 63 BCF per section of OGIP as indicated by the Schlumberger log analysis. Analysis of additional technical data from this well will be used to design a fracture stimulation planned for the first quarter of 2007. Establishment of production from this well would expand the productive Woodford shale area currently being developed by other Hughes County area operators.

***Palo Duro Basin, Texas***

Bankers fracture stimulated and tested the Misener #1 well in both the Granite Wash Sands as well as the Bend shale interval. These stimulations have not resulted in economic production rates. Based on the highly naturally fractured reservoir indicated by logs on this well and the low flow rates experienced, the Company suspects that the formations may have been damaged through the drilling or completion operations on the well. Bankers plans to commingle the intervals and evaluate the combined production rate until further information is obtained about the basin prior to undertaking additional work. The Company also fracture stimulated the Cogdell #1-1 well in zones that had produced at a reported 2.8 million cubic feet of natural gas per day upon initial completion in 2003; however, the stimulation was unable to regain any significant gas productivity.

"While we would have liked these two wells to produce at higher rates, we still believe in the potential of the basin," said Mr. Regener. "We've known that it may require a longer time frame to determine how to economically produce the hydrocarbons in this basin. We expect that the methodological application of the science will help identify the sweet spot, and enable us to eventually accomplish this goal. We look forward to drilling the next well, which we hope provides positive results."

Bankers plans on drilling its first Palo Duro well of 2007 near the existing Cogdell #1-1 well, utilizing underbalanced air drilling through the target horizons, with the objective of minimizing reservoir damage, which can be critical to economic success. This follows the apparent success of another operator in the basin that had encouraging early results using the same technique. Bankers has released its contracted drilling rig and is making arrangements for another rig to drill its Palo Duro wells.

***Appalachian Basin, New York***

Bankers drilled and set intermediate casing on its Butler Creek well to just above the Company's main objective, the Trenton-Black River formations. The rig is moving to the second location in the three well program, South Mill Pond, to drill and case the intermediate hole. Following this, the rig will move to the last well, Legasse Road to perform the same operation, depending on weather. After intermediate casing is set in all three wells, Bankers plans to re-enter each and drill out the wells utilizing air drilling techniques.

In addition, fracture stimulations on two existing wells are expected to be performed during the first quarter of 2007, which had been planned for late 2006. This is slightly later than originally anticipated as workover rig unavailability resulted in delayed preparatory work on the wells.

***Caution Regarding Forward-looking Information***

*Information in this news release respecting planned work programs on the Company's US properties and anticipated results of such programs constitutes forward-looking information. Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company.*

*However, exploration for natural gas is a speculative business that involves a high degree of risk. Few wells that are drilled are ultimately developed commercially. There is no assurance that expenditures made by the Company on its US properties will result in discovery of commercial qualities of natural gas. Forward-looking statements and information are based on assumptions that financing, equipment and personnel will be available when required and on reasonable terms, none of which are assured and are subject to a number of other risks and uncertainties described under "Risk Factors" in the Company's Annual Information Form and Management's Discussion and Analysis, which are available on SEDAR under the Company's profile at www.sedar.com.*

*There can be no assurance that forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on forward-looking information.*

***Review by Qualified Person***

*This operations update was reviewed by Richard Wadsworth, President of Bankers Petroleum Ltd., who is a "qualified person" under the rules and policies of AIM in his role with the Company and due to his training as a professional petroleum engineer with over 14 years experience in domestic and international oil and gas operations.*

***About Bankers Petroleum Ltd.***

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on opportunities in unconventional petroleum assets. Bankers holds interests in four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration of shale gas plays. It also operates in the Patos-Marinza oilfield in Albania pursuant to a license agreement, producing heavy oil. Bankers' shares are traded on the Toronto Stock Exchange and the AIM Market in London, England under the ticker symbol BNK.

- 30 –

**For further information, contact:**
Susan J. Soprovich
VP, Investor Relations and Corporate Governance
403-541-5313

Email: investorrelations@bankerspetroleum.com
Website: www.bankerspetroleum.com



END